Form 20-F
period 2019-12-31
Jiayin Group Inc.
filed 2020-04-30
CIK 1743102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38806

Jiayin Group Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

26th Floor, Building No. 1, Youyou Century Plaza,

428 South Yanggao Road, Pudong

New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive offices)

Charlie Chunlin Fan, Chief Financial Officer

Tel: 86 21-6082-8732

E-mail: fanchunlin@jiayinfintech.cn

26th Floor, Building No. 1, Youyou Century Plaza,

428 South Yanggao Road, Pudong

New Area, Shanghai 200122

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing four Class A ordinary shares, par value US$0.000000005 per share	JFIN	The Nasdaq Stock Market LLC
Class A ordinary shares, par value US$0.000000005 per share*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing on The Nasdaq Stock Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 216,100,000 ordinary shares outstanding, consisting of 100,100,000 Class A ordinary shares and 116,000,000 outstanding Class B ordinary shares, par value US$0.000000005 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•	“ADSs” refers to our American depositary shares, each of which represents four Class A ordinary shares;

•

“Annual percentage rate of charge” or “APR” refers to the overall borrowing cost collected from borrowers, including interest, service fees and other charges to be collected from borrowers, excluding penalty fees for late payments, as a percentage of the loan principal, multiplied by the number of days of the loan as a percentage of 360;

•	“approval rate” refers to the percentage of loan applications approved in a certain period out of all loan applications during such period;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•

“Class A investor” refers to the investor who enters into a multilateral loan contract with a borrower, us, a Class B investor and possibly other Class A investors. The investment of a Class A investor is covered by investor assurance program under the name of the respective Class B investor, and upon default of the borrower, will be compensated by the Class B investor who invested in the same loan. See “Item 4. Information on the Company—B. Business Overview—Investor Assurance Programs—Investor Assurance Program by Partnering with Class B Investors.”

•

“Class B investor” refers to the investor who enters into a multilateral loan contract with a borrower, us and one or multiple Class A investors. See “Item 4. Information on the Company—B. Business Overview—Investor Assurance Programs—Investor Assurance Program by Partnering with Class B Investors.”;

•	“consolidated VIE” refers to Jiayin Finance;

•

“investment volume” for a certain period refers to the sum of the principal amount of all investment transactions executed by investors, including individual investors and institutional funding partners, through our marketplace during such period. The calculation of the investment volume of an investment made by an investor through the automated investment program does not take into account automated reinvestments enabled by the automated investment program;

•	“investors” include our individual investors and institutional funding partners;

•	“loan origination volume” refers to the total amount of loans facilitated through our marketplace during a certain period;

•

“M3+ Delinquency Rate by Vintage” refers to the total amount of principal for all loans in a vintage for which any repayment was more than 90 days past due as of a particular date, less the total amount of past due principal recovered for such loans, and divided by the total amount of principal for all loans in such vintage. M3+ Delinquency Rate by Vintage for quarter vintage is calculated as the weighted average of M3+ Delinquency Rate by Vintage for each month in such quarter by loan origination volume;

•	number of “borrowings” for a certain period refers to the total borrowing applications which were funded during such period;

•	number of “borrowers” for a certain period refers to the total number of borrowers whose loans facilitated through our marketplace were funded during such period;

•

number of “investment transactions” for a certain period refers to the total number of investment transactions executed by investors, including individual investors and institutional funding partners, through our marketplace during such period. An investment through our automated investment programs is counted as a single investment transaction though the amount may be facilitated to match multiple loans, and the calculation does not take into account automated reinvestments enable by the automated investment program;

•	number of “investors” in a certain period refers to the total number of investors who executed investment transactions through our marketplace during such period;

•	“net payouts” refers to total amount of cash paid to investors upon borrower’s default, and net of the amount that is subsequently collected from borrower during a specific period of time;

•

“outstanding principal” refers to the aggregate principal amount of loans facilitated through our marketplace and loans covered by the investor assurance program that was acquired from Niwodai Finance that have not been repaid by borrowers or repaid by the investor assurance programs;

•	“registered users” refer to individuals who have registered on our marketplace;

•	“repeat borrowers” during a certain period refers to borrowers who borrows in such period and have borrowed at least twice since such borrowers’ registration with us until the end of such period;

•

“repeat investors” during a certain period refers to investors who invests in such period and have invested at least twice since such investors’ registration with us until the end of such period. Institutional funding partners are not included as repeat investors;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.000000005 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•	“vintage” refers to borrowings facilitated through our marketplace during a certain period;

•	“we,” “us,” “our company,” “our group” and “our” refer to Jiayin Group Inc., a Cayman Islands company and its subsidiaries, consolidated VIE, its subsidiaries and variable interest entity; and

•	“VIEs’ refers to Jiayin Finance, Niwodai Internet and Shanghai Caiyin.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.9618 to US$1.00, the noon buying rate on December 31, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

FORWARD LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online consumer finance marketplace market in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with investors and borrowers;

•	competition in our industry;

•	general economic and business condition in China and elsewhere;

•	relevant government policies and regulations relating to our industry; and

•	the impact of COVID-19.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. In addition, the rapidly changing nature of the online consumer finance marketplace industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019, and selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019.

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenue	2,250,850	2,881,940	2,230,176	320,345

Operating cost and expenses:
Origination and servicing	(229,353)	(401,679)	(425,565)	(61,129)
Sales and marketing	(884,866)	(726,582)	(606,049)	(87,054)
General and administrative	(95,597)	(150,465)	(230,248)	(33,074)
Research and development	(180,967)	(184,302)	(201,404)	(28,930)
Allowance for uncollectible receivables and contract assets	(130,943)	(265,978)	(232,241)	(33,359)
Provision for assets and liabilities from the investor assurance program	(42,463)	(467,728)	—	—

Total operating cost and expenses	(1,564,189)	(2,196,734)	(1,695,507)	(243,546)

Income from operations	686,661	685,206	534,669	76,799

Interest income	1,922	169	5,720	822
Other income, net	12,609	20,298	23,425	3,364

Income before income taxes and income from investment in affiliates	701,192	705,673	563,814	80,985
Income tax expense	(161,647)	(93,915)	(37,007)	(5,315)
Income from investment in affiliates	—	—	378	54

Net income	539,545	611,758	527,185	75,724
Net loss attributable to noncontrolling interest shareholders	—	—	(562)	(81)

Net income attributable to Jiayin Group Inc.	539,545	611,758	527,747	75,805

Net income per share:
- Basic	2.70	3.06	2.51	0.36
- Diluted	2.70	3.06	2.51	0.36

Weighted average shares used in calculating net income per share:
- Basic	200,000,000	200,000,000	210,409,863	210,409,863
- Diluted	200,000,000	200,000,000	210,409,863	210,409,863
Net income	539,545	611,758	527,185	75,724

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	—	—	471	68

Comprehensive income	539,545	611,758	527,656	75,792

Comprehensive loss attributable to noncontrolling interests	—	—	(560)	(80)

Total Comprehensive income attributable to Jiayin Group Inc.	539,545	611,758	528,216	75,872

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	606,097	41,441	122,149	17,546
Accounts receivable, net	—	336,849	139,164	19,990
Contract assets, net	799,291	203,080	—	—
Assets from the investor assurance program, net	270,276	5,525	—	—
Amounts due from related parties	517,685	—	130,722	18,777
Short-term investment	—	—	69,618	10,000

Total assets	2,530,532	801,879	701,072	100,705

Payroll and welfare payables	105,386	110,562	48,524	6,970
Liabilities from the investor assurance program	3,017,124	1,547,072	—	—
Refund liabilities	156,111	84,498	180,104	25,870
Other guarantee liabilities	701,228	4,060	—	—
Tax payables	203,990	422,177	179,421	25,772
Accrued expenses and other current liabilities	143,286	201,007	158,705	22,800
Other payable related to the disposal of Shanghai Caiyin	—	—	839,830	120,634

Total liabilities	4,462,074	2,453,885	1,442,671	207,229

Total net liabilities	1,931,542	1,652,006	741,599	106,524

The following table presents our selected consolidated cash flow data for for the years ended December 31, 2017, 2018 and 2019..

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	104,752	(228,368)	26,291	3,777
Net cash provided by (used in) investing activities	61,215	(16,423)	(234,178)	(33,638)
Net cash provided by (used in) financing activities	13,876	(433,600)	244,674	35,145
Cash, cash equivalents and restricted cash at beginning of year	581,489	761,332	82,941	11,914
Cash, cash equivalents and restricted cash at end of year	761,332	82,941	122,149	17,546

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

We operate in China’s online consumer finance marketplace , an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

China’s online consumer finance industry is new and may not develop as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, there may not be adequate loans facilitated on our marketplace and our current business model may be negatively affected. As a new industry, there are very few established players whose business models we can follow or build upon. Potential borrowers and investors may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining borrowers and investors is critical to increase the volume of loans facilitated through our marketplace. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our ability to, among other things:

•	navigate an evolving regulatory environment;

•	expand the base of borrowers and investors served on our marketplace;

•	maintain our credit standards;

•	enhance our risk management capabilities;

•	improve our operational efficiency;

•	continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;

•	broaden our loan product offerings;

•	operate without being adversely affected by the negative publicity about the industry in general and our company in particular;

•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;

•	cultivate a vibrant consumer finance ecosystem;

•	attract, retain and motivate talented employees; and

•	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

If the market for our marketplace does not develop as we expect, if we fail to educate potential users and funding sources about the value of our platform and services, or if we fail to address the needs of our target customers, our reputation, business and results of operations will be materially and adversely affected.

The laws and regulations governing online consumer finance industry in China are developing and envolving and subject to changes, If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial conditions and results of operations would be materially and adversely affected.

Due to the relatively short history of the online consumer finance industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Individual Finance Services.”

In July 2015, the People’s Bank of China, or the PBOC, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online finance industry titled the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles governing the online finance industry, including the provision of online lending information services in China. Following the core principles of the Guidelines, a series of additional restrictions and affirmative obligations were imposed on online lending information intermediaries by the Implementation Strategies Targeted towards Risks related to Online Finance circulated by the General Office of the State Council in April 2016, the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries , or the Interim Measure, issued by the CBRC and other PRC regulatory agencies in August 2016, the Circular on Regulating and Rectifying of “Cash Loan” Services , or the Circular 141, issued by the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks in December 2017, the Notice on the Improvement and Acceptance of P2P Online Lending Risks (“Circular 57”) and the Notice on Conducting Compliance Inspection on P2P Lending Platforms issued by the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks in December 2017 and in August 2018, respectively. In addition, in February 2017 and August 2017, the CBRC issued the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, and the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, respectively. The Custodian Guidelines further clarified the requirement of setting up custody accounts with commercial banks for the funds of individual investors and borrowers held by online individual finance platforms, while the Disclosure Guidelines further specified the disclosure requirements for online lending information service providers. It has been reported that in May 2017, the PBOC and other PRC regulatory agencies issued the Notice on Further Effectively Conducting the Special Campaign on Reorganizing and Rectification in Respect of Risks Related to the Internet Finance Market, or Circular 119, which classified enterprises in the Internet finance market into “compliant enterprises”, “enterprises to conduct rectifications” and “enterprises to be suspended.” Circular 119 further stipulates various procedures to be taken with respect to these three types of enterprises. It has been reported since January 2019 that the Office of the Lending Group for the Special Campaign against Internet Financial Risks and the Office of the Special Campaign against Peer-to-peer Lending Risks jointly issued the Circular on the Classification and Disposal of Risks of Online Lending Institutions and Risk Prevention, or Circular 175. It has been reported that, according to Circular 175, except for large-scale peer-to-peer direct lending marketplaces that have not demonstrated any high-risk characteristics, which are generally referred to as Normal Marketplaces, other marketplaces, including shell companies with no substantive operation, small-scale marketplaces, marketplaces with high risks and marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses, shall exit the peer-to-peer lending industry or cease operation. Normal Marketplaces shall cease operating businesses that are not in compliance with laws and regulations. Circular 175 also encourages certain Normal Marketplaces to convert into other types of online financing institutions such as online small loan companies or loan facilitation platforms. According to Circular 175, the overarching objective of Circular 175 is for PRC government agencies to effect orderly exits of certain peer-to-peer direct lending marketplaces without inducing systematic risk in the financial system or causing significant social turbulence until only those marketplaces that are strictly in compliance with all relevant laws and regulations remain in operation in the peer-to-peer direct lending industry. It has been reported that in January 2019, the Online Lending Rectification Office enacted the Circular on Further Implementation of Online Lending Intermediaries Compliance Inspection and Follow-up Work, or Circular 1, which has not been officially published. According to Circular 1, for each administrative region, the number of online lending intermediaries, the number of investors and the business volume therein shall be reduced, and for an online lending intermediary, the number of investors, business volume and number of borrowers thereon shall also be reduced.

The laws, regulations, rules and governmental policies are expected to continue to evolve in our industry. The growth in popularity of online individual finance in China increases the likelihood for the government authorities to further regulate our industry. We are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the online individual finance industry, or the status and scrutiny of implementation thereof will have on our business, financial condition and results of operations. To the extent that we are not able to fully comply with any applicable laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

If our practice is deemed to violate any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

The PRC regulatory regime with respect to the online individual finance industry is relatively new and evolving, and their interpretation and enforcement are subject to significant uncertainties, it results in difficulties in determining whether our existing practices may be interpreted to violate any applicable laws and regulations.

The Guidelines, the Interim Measures, Circular 141, Circular 57 and other laws and regulations prohibit online lending information intermediaries from certain activities, including but not limited to, credit enhancement, illegal fund-raising, and setting up capital pool. Furthermore, intermediaries that provide online lending information services shall not engage in certain activities, including, among others, (i) fundraising for the intermediaries themselves, (ii) holding investors’ fund or setting up capital pools with investors’ fund, (iii) providing security or guarantee to investors as to the principals and returns of the investment, (iv) issuing or selling any wealth management products, (v) mismatch between investor’s expected timing of exit and the maturity date, (vi) securitization, (vii) promoting its financing products on physical premises other than through the permitted electronic channels, such as telephones, mobile phones and internet, (viii) providing loans with its own capital, except as otherwise permitted by laws and regulations; (ix) equity crowd-funding; (x) deducting interest from loan principal; (xi) outsourcing key services such as customer information collection, screening, credit evaluation; (xii) facilitating loans without a designated purpose and (xiii) providing risk reserve fund to the investors.

In addition, the Interim Measures stipulate the maximum amount that a borrower may borrow through online consumer finance platforms. The Interim Measures also require the intermediaries that provide online lending information services to strengthen their risk management, enhance screening and verifying efforts on the borrowers’ and investors’ information, and to set up custody accounts with qualified banks to hold customer funds, and to disclose the basic information to the investors and borrowers. To the extent AIBANK and we are deemed to be not in full compliance with any applicable laws and regulations, we might be required to make correction or rectification within a six-month rectification period.

Any violation of such applicable laws, regulations or relevant regulatory provisions may subject online peer-to-peer lending information intermediaries to sanctions, including, among others, supervision interviews, regulatory warning, correction order, condemnation, negative credit record and publication, fines, and criminal liabilities if the act constitutes a criminal offense.

To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented various policies and procedures to conduct our business and operations. However, due to lack of detailed implementation rules on certain key requirements of the regulations and different interpretation of the regulations by the local authorities, we cannot be certain that our existing practices would not be deemed in violation of any existing or future laws, rules and regulations that are applicable to our business.

In particular, we cannot rule out the possibility that some of our existing practices might be deemed as not being fully in compliance. For instance, we have established a secondary loan market to provide flexible options for exiting investments. Although the Circular 57 clarifies that the legality of transfer of creditor’s rights depends on specific situation and low-frequency transfers between creditors for fluidity are generally acceptable, we cannot ensure full compliance of all transfer of creditor’s right completed on our marketplace.

Furthermore, online lending information intermediaries are prohibited from holding investors’ fund or setting up capital pools with investors’ fund or mismatch between investor’s expected timing of exit and the maturity date, it is uncertain how the “setting up capital pool” or “mismatch” will be interpreted due to the lack of detailed implementing rules. We offer automated investment programs that investors authorize us to make investments and when necessary transfer their creditor’s rights on their behalf to other investors on our marketplace. We generally put loans on the same expected mature schedule into one investment program. However, we cannot rule out the possibility that our automated investment programs might be viewed by the PRC regulatory agencies as, in certain circumstances, setting up capital pool or mismatch between investor’s expected timing of exit and the maturity date.

Although the Guidelines and the Interim Measures prohibit online marketplace lending service providers from providing “credit enhancement services”, or providing any security interest or guarantee to investors on the principal or return of their investments, it is uncertain how the provisions would be interpreted and implemented. Circular 57 further requires individual finance platforms to cease setting aside risk reserve fund and gradually reduce the size of their current risk reserve fund. Furthermore, if the investor assurance programs are viewed by the PRC regulatory bodies as providing a form of guarantee, under the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretations, issued by the Supreme People’s Court on August 6, 2015 and being effective on September 1, 2015, if requested by the investor with the court, we may be required to assume the obligations as to the defaulted loan as a guarantor. The risk reserve fund was managed by Shanghai Caiyin Asset Management Co., Ltd. (“Shanghai Caiyin”) before April 28, 2018, and we began to partner with a third party guarantor to manage the investor assurance program since April 28, 2018. Due to the lack of detailed implementing rules, we cannot rule out the possibility that our past risk reserve fund and investor assurance program might be deemed as providing credit enhancement services, or a form of guarantee to investors, prohibited by the Guidelines and Interim Measures.

Moreover, due to lack of industry-wide information sharing arrangement, we cannot assure you that the aggregate amount borrowed by any borrower through our platform and other online consumer finance platforms does not exceed the borrowing limit set out by the Interim Measures.

According to the Interim Measures, if an online lending information intermediary institution operates business in physical places other than the internet, fixed-line telephones, mobile phones and other electronic channels, such institutions may only conduct risk management activities such as collection and verification of credit information, post-loan follow-up management, mortgage and pledge management and conduct certain necessary business operations specified in online lending regulatory provisions. It is also prohibited from publicizing or recommending a project needing funding at any physical place other than electronic channels such as the Internet, fixed-line telephones, and mobile phones, or entrusting or authorizing a third party to do so. We also engage in various branding initiatives by advertising our Niwodai brand on TV shows and sports games. Although the purpose is mainly to enhance our brand awareness, instead of recommending a project, and we believe such activities are in compliance, we cannot assure you the PRC regulatory authorities would hold the same view as ours and such practice would not be deemed to violate any existing or future laws, regulations, rules and governmental policies on promoting consumer finance loans through offline channels.

In addition, Circular 141 prohibits peer-to-peer lending information intermediaries from providing loan matching services without designated use. Therefore we require a borrower to specify its loan use during the application process. The multilateral loan agreement among the borrower, investor and Niwodai Internet also stipulates the loan use and the borrower’s undertaking that he or she would not use the proceeds for any use other than the prescribed purposes (including but not limited to lending, payment for property purchases, foreclosures, real estate over-the-counter financing, real estate development, securities investment or equity investment, over-the-counter allocation, futures contracts, structured products and other derivatives and investments with equal risk or other illegal transactions, etc.). We also request our borrowers to provide proof for usage of such loan when its term expires on a selective basis. Where the borrower fails to comply with the aforesaid undertaking, the lender may call the loan and demand the borrower to bear the liability for the breach of the agreement. Where the borrower violates the laws and regulations, Niwodai Internet has the right to immediately report to corresponding regulatory authorities including the public security bureau. However, we cannot monitor how borrowers use the proceeds from time to time. We cannot ensure borrowers fully comply with the loan agreement, and there can be no assurance that such practice would be considered by PRC regulators as being in compliance with any existing or future laws, regulations, rules and governmental policies on prohibition against facilitating loans without a designated purpose.

Furthermore, Circular 141 requires banking financial institutions that participate in the “cash loan” business to ensure that no third parties will charge borrowers any interest or fees to borrowers and not to accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee. Since the third quarter of 2019, we have proactively made an adjustment to our cooperation model with institutional funding partners through Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (“Geerong Yun”, formerly known as “Jirongyun (Shanghai) Enterprise Development Co., Ltd.”). To comply with Circular 141, we cooperate with certain institutional partners such as banks and microcredit companies by having them charge fees directly to borrowers and pay service fees for credit assessment, borrower matching and information support to us. And we do not offer credit enhancement services directly to institutional partners for loans facilitated. Instead, the credit enhancement services are offered by licensed third-party credit enhancement service providers. However, due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, we cannot assure you that our business model will be in full compliance with existing and future laws and regulations.

Moreover, Circular 141 prohibits banking financial institutions from outsourcing core businesses such as credit examination and risk control. Currently, loans facilitated by Geerong Yun are directly funded to the borrowers. We refer to such institutional funding partners qualified credit applications from borrowers, and only provide initial screening, preliminary credit examination and technical services. They will then review the applications and conduct risk controls themselves. But we cannot rule out the possibility that government authorities could consider our services to be in violation of Circular 141. If any of our services are deemed to be in violation of Circular 141, we could face penalties, including but not limited to suspensions of operation, orders to rectify and condemnation. If this is the case, our business, financial condition and results of operations could be materially and adversely affected.

In addition, on October 9, 2019, CBIRC issued the Notice on Printing and Distributing the Supplementary Provisions on the Supervision and Management of Financing Guarantee Companies (the “CBIRC Circular 37”), which explicitly provides that institutions providing customer promotion, credit assessment and other services for various lending institutions shall not provide financing guarantee services without approval. During our cooperation with certain institutional funding partners since the third quarter of 2019, the credit enhancement services have been provided by licensed third-party credit enhancement service providers (the “Licensed Credit Enhancement Providers”), the Licensed Credit Enhancement Providers also demand counter-guarantees by another company in some contracts. Meanwhile, we also provide commitment letter of balance complements to the institutional funding partners or the Licensed Credit Enhancement Providers as required by them. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If the behavior of Jiayin Finance was deemed to be financing guarantee services without approval according to CBIRC Circular 37, we might be subject to licensing requirements and might be subject to penalties such as suspension of relevant business.

As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. If our practice is deemed to violate any laws, regulations and rules, we may face, among others, regulatory warning, corrective order, condemnation, fines and criminal liability. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The growth of our business is limited by PRC laws and regulations, and we may be ordered by PRC regulatory agencies to exit the online individual finance industry or shut down our marketplace.

The rapid growth of China’s online individual finance industry has attracted a large number of market players. However, business failures of, or accusations of fraud and unfair dealing against, certain companies in the online individual finance industry in China have surfaced in recent years, creating a negative public perception of online individual finance market players. In an effort to manage risks and maintain market integrity, PRC regulatory authorities have issued various guidelines and policies that impose stricter requirements on online individual finance marketplaces. Further, certain of these policies impose limits on the growth of the individual finance industry and marketplaces. In accordance with Circular 57, online lending marketplaces shall optimize their business portfolios continuously and manage the scale of their business. Marketplaces that have received rectification notices shall ensure steady decrease of the balance of non-compliant business on these marketplaces and shall not engage in any new non-compliant operations.

It has been reported that pursuant to Circular 119, provincial government agencies should identify key market players which engage in Internet financing and conduct on-site inspections. For institutions with minor violations of laws and regulations and strong willingness to rectify such violations, provincial government agencies should issue a rectification notice to the institutions and require them to prepare and submit a rectification plan for review. An enterprise that has received a rectification notice from government agencies, or an “enterprise to conduct rectifications”, is required to promise, in its rectification plan, that it will not engage in any new non-compliant operations. Furthermore, such rectification plan shall provide a clear schedule for such enterprise to wind down and terminate all outstanding non-compliant business contracts and operations, which schedule in principal shall be no longer than one year, unless other specific regulations stipulate otherwise. Enterprises to conduct rectifications should report regularly to the government agencies on their rectification process, finish the rectification in accordance with the rectification plan, and apply for rectifying inspection by government agencies. Enterprises which refuse to rectify non-compliant activities, or fail to pass rectifying inspections, or engage in significant non-compliance shall be shut down in accordance with relevant regulations. During the process of the Special Campaign, provincial government agencies shall ensure that the number of enterprises in the Internet finance market and relevant business scale in such province to decrease, which is referred to as the Dual Decrease.

As of the date of this annual report, we have not received any rectification notice. Accordingly, we believe we are a “compliant enterprise” under Circular 119. As such, we believe that despite that we need to manage our business scale, we are not subject to the requirement of Circular 57 and Circular 119 to decrease the balance of our “non-compliant” business steadily. However, we may receive a rectification notice at any time which deems our business operation to be non-compliant. Furthermore, due to lack of clarity under Circular 57 and 119, there are uncertainties that regulatory authorities may hold a different view and consider us to be an “enterprise to conduct rectifications” or an “enterprise to be suspended.” If any of the foregoing were to occur, we may be ordered to decrease the amount of, or suspend loans originated and investments made on our marketplace, terminate outstanding loans and investments prior to maturity, or even shut down our marketplace. In addition, as provincial government agencies are required to ensure the Dual Decrease, we may be ordered to do the foregoing despite that we are operating a “compliant enterprise.” If that were to happen, our business, financial condition and results of operation would be materially and adversely affected.

It has been reported that according to Circular 175, the overarching objective of Circular 175 is for PRC government agencies to effect orderly exits of certain peer-to-peer direct lending marketplaces without inducing systematic risk in the financial system or causing significant social turbulence until only those marketplaces that are strictly in compliance with all relevant laws and regulations remain in operation in the peer-to-peer direct lending industry. Circular 175 classifies peer-to-peer direct lending marketplaces into (i) marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses and (ii) marketplaces that have not been involved in such incidents, and the latter is further classified, based on the scale of their business operations, into (a) shell companies with zero loan balance or loan origination for more than three months and marketplaces that no longer facilitate loan application and investment, or are otherwise not in operation, (b) small-scale marketplaces, which shall be determined based on factors including outstanding balance and number of borrowers by provincial governmental agencies, and (c) large-scale marketplaces, including marketplaces with high risks, and Normal Marketplaces that have not demonstrated any high-risk characteristics. In accordance with Circular 175, marketplaces with high risks include, for instance, marketplaces that fund loans to themselves or facilitate sham loans, marketplaces with unclear fund flows, marketplaces with massive negative publicity and complaints, marketplaces that refuse to or are reluctant to rectify non-compliant operations. Pursuant to Circular 175, except for Normal Marketplaces, other marketplaces shall exit the peer-to-peer lending industry or cease operation. The aforementioned summaries of Circular 119 and Circular 175 are based on certain media reports, including alleged photocopies of Circular 119 and Circular 175 presented in such reports. We have been advised by our PRC counsel, King & Wood Mallesons, that Circular 119 and Circular 175 have not been officially issued to the public by any government agencies, and therefore there are uncertainties as to the accuracy of the media reports, as well as the authenticity, meaning and application of Circular 119 and Circular 175.

Based on our current understanding of Circular 175, as we currently operate a vibrant marketplace and investors on our marketplace have been duly repaid, we believe we would not fall into categories (i) and (ii)(a) above. We expect to be categorized as a large-scale marketplace instead of a small-scale one, based on the number of borrowers and the outstanding balance on our marketplace, compared to our competitors. In addition, we believe we are not a marketplace with high risks as we do not possess any high-risk characteristic stipulated in Circular 175. As such, we believe that we operate a Normal Marketplace. In accordance with Circular 175, Normal Marketplaces shall strictly manage the scale of their business and number of investors, follow the requirements of Dual Decrease and report relevant data to competent government agencies. We will continue to implement internal rectification measures to help ensure compliance with laws and regulations. As Circular 175 does not require Normal Marketplaces to exit the industry or shut down and imposes minimum restrictions on Normal Marketplaces, we believe that Circular 175, if officially issued, would not have a material adverse impact on our business and operations. It has also been reported that according to Circular 1, for each administrative region, the number of online lending intermediaries, the number of investors and the business volume therein shall be reduced, and with respect to an online lending intermediary, the number of investors, business volume and number of borrowers thereon shall also be reduced. We may, however, be encouraged by government authorities to convert into other types of online financing institutions such as online small loan companies or loan facilitation platforms. If we were to change the type of business we operate, our business, financial condition and results of operation might be materially and adversely affected. In addition, due to lack of clarity in certain key definitions under Circular 57, Circular 119, Circular 175 and Circular 1, it is currently unclear to what extent an online individual finance marketplace should manage its business scale. Considering that the overarching objective of these regulations is to manage risks in the financial system instead of eliminating the online individual finance industry, we believe that while these regulations prohibit drastic increases in the business scale or number of investors, they do not mean to set definite limits on the scales or numbers of investors of the marketplaces. As of the date of this annual report, we have not received any notice from government agencies that sets any limit on our loan balance or number of investors. Based on our interpretation of these regulations, in order to stay compliant with these circulars, we closely monitor our outstanding principal and number of investors and lenders, and voluntarily manage these operating metrics so that they does not experience any significant increase since June 30, 2017. Furthermore, if such regulations are to be interpreted and applied in a manner inconsistent with our interpretation, and if we are deemed a Normal Marketplace but nevertheless are required to decrease the balance of our business and number of investors, our business, financial condition and results of operation would be materially and adversely affected. In particular, as our future revenue, profit and working capital rely on the amount of loans originated on our marketplace and the corresponding service fees we are entitled to collect from such loans, if we were required by regulatory action to decrease or not to increase the outstanding principal of our business, we might need to take various measures in order to maintain the current scale or growth of our business while adhering to our interpretations of these regulations. These measures might include offering products of a shorter term in order to maintain our loan origination volume, which may not be acceptable to current and future customers, and cooperating with financial institutions, which may not be available on reasonable terms in a timely manner, or at all, and all of these measures may not be sufficient to maintain our current loan origination and investment volumes or business growth, and may not generate sufficient revenue or cash inflows to offset decreases in the outstanding principal of our marketplace, or may not otherwise result in the intended benefits.

Furthermore, due to lack of clarity in certain key definitions under Circular 175, there are uncertainties that regulatory authorities may hold a different view and determine that we are not a Normal Marketplace. If we are deemed as a marketplace other than a Normal Marketplace under Circular 175 by government authorities, our marketplace would be shut down and our business, financial condition and results of operations would be materially and adversely affected. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

We are required to register our marketplace with the local financial regulatory authority and we have not completed, and may not be able to complete, the registration.

Online lending information intermediaries are required under the Interim Measures to register with the local financial regulatory authority, obtain the applicable telecommunication business license afterward, update their business scope to include “online lending information intermediary” with the local commercial registration authority. The Instructions on Record-filing and Registration of Online Lending Information Intermediaries issued by the CBRC and other PRC regulatory agencies in November 2016 further emphasize that online lending information intermediaries shall apply for value-added telecommunications business operation licenses with certificate of registration issued by the local financial regulatory authority. Niwodai Internet, which operates our online peer-to-peer individual finance marketplace, has neither completed the registration with the local financial regulatory authority, nor obtained the applicable telecommunication business license, nor updated its business scope to include “online lending information intermediary” as required by the Interim Measures. Niwodai Internet’s failure to complete the registration and/or obtain telecommunication business operation license may subject it to administrative measures and sanctions, including but not limited to fines, confiscation of illegal gains and shutting down its websites. Moreover, although Niwodai Internet has implemented internal rectification measures in accordance with relevant laws and regulations as well as the requirements of the relevant PRC government authorities, Niwodai Internet may still be subject to administrative proceedings and/or criminal prosecution and fines or unable to complete the registration with the local financial regulatory authority because some of its previous and/or existing practices (including but not limited to (i) mismatch between investor’s expected timing of exit and the maturity date in cases of reinvestments by the automated investment programs, (ii) operating the risk reserve fund) are likely to be deemed as not being fully in compliance with relevant governmental requirements. As of the date of this annual report, the PRC financial regulatory authorities are still in the process of formulating detailed implementation rules governing the filing procedures and to our knowledge, none of the online lending information intermediaries nationwide has so far been permitted to make such filing. We cannot assure you when we will be able to submit such filing application and once submitted, whether our application will be accepted by the local financial regulatory authorities. If Niwodai Internet is required to make further rectifications by the Shanghai financial regulatory authorities and fails to fully satisfy the authorities’ requirements, its application for registering as an online lending information intermediary with the local financial regulatory authority may be delayed or even denied. If an online lending information intermediary substantially engages in P2P online lending business without completing the required filing with local financial regulatory authorities, then, relevant governmental authorities shall take administrative measures pursuant to Circular 57, including shutting down its websites, nullifying its telecommunication business license and prohibiting it from receiving financial service from any financial institution. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.

We have gradually expanded our institutional funding partner base and the volume of loans funded by our institutional funding partners in 2019. Our collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. For example, the Circular 141 provides a series of guidance on the cash loan business of financial institutions. To comply with such guidance, our institutional funding partners, such as banks and consumer finance companies, may need to change their cooperation model with their business partners, including us, which may adversely affect our business. In addition, we cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our business, financial condition and prospects would be materially and adversely affected.

In addition, CBIRC Circular 37 explicitly provides that institutions providing customer promotion, credit assessment and other services for various lending institutions shall not provide financing guarantee services without approval. During our cooperation with certain institutional funding partners since the third quarter of 2019, the credit enhancement services have been provided by the Licensed Credit Enhancement Providers, the Licensed Credit Enhancement Providers also demand counter-guarantees by another company in some contracts. Meanwhile, we also provide commitment letter of balance complements to the institutional funding partners or the Licensed Credit Enhancement Providers as required by them. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If the behavior of Jiayin Finance was deemed to be financing guarantee services without approval according to CBIRC Circular 37, we might be subject to licensing requirements and might be subject to penalties such as suspension of relevant business.

If we are unable to maintain and increase the number of our investors and borrowers or the volume of loans facilitated through our marketplace, our business and results of operations will be adversely affected.

The loan origination and investment volume facilitated through our marketplace have grown rapidly over the past few years. The total loan origination volume facilitated through our marketplace was RMB19.8 billion in 2017, RMB23.7 billion in 2018, and RMB19.1 billion (US$2.7 billion) in 2019, respectively. The investment volume facilitated through our marketplace was 21.8 billion in 2017, RMB26.8 billion in 2018, RMB23.0 billion (US$3.3 billion) in 2019, respectively. To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loans by retaining current participants and attracting more users whose financing or investment needs can be met on our marketplace. If there are insufficient qualified loan applications, investors may not be able to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient investor commitments or if investors and borrowers do not continue to participate in our marketplace at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new PRC laws and regulations or due to other business or regulatory reasons, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

If we are unable to secure funding from institutional funding partners on terms acceptable to us, or at all, our reputation, results of operations and financial condition may be materially and adversely affected.

We collaborate with institutional funding partners to fund certain loans we facilitate. Our current institutional funding partners include banks, trusts and microcredit companies.

The availability of funding from institutional funding partners depends on many factors, some of which are out of our control. Some of our institutional funding partners have limited operating history, and there can be no assurance that we will be able to rely on their funding in the future. Our ability to cooperate with new institutional funding partners may be subject to regulatory or other limitations. In addition, regardless of our risk management efforts, loans facilitated by us may nevertheless be considered riskier and have a higher delinquency rate than loans provided by traditional financial institutions. In the event there is a sudden or unexpected shortage of funds from our institutional funding partners or if our institutional funding partners have determined not to continue to collaborate with us, we may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all. While we have managed to diversify our funding sources, there can be no assurance that our funding sources will remain or become increasingly diversified in the future. If we become dependent on a small number of institutional funding partners and any such institutional funding partner determines not to collaborate with us or limits the funding that is available, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

If we fail to secure adequate funding from investors or to maintain sufficient liquidity for our investment programs, our reputation, results of operations and financial condition may be materially and adversely affected.

We currently offer our individual investors a variety of investment programs consisting of loan portfolios with different sizes, terms and estimated returns. Upon maturity of an investment or a transfer request made by an individual investor whose investment is beyond the restricted period, the loans underlying such investment program held by the investor may be transferred to another individual investor, in many cases through investment program as part of the underlying loan portfolios. The smooth operations of our secondary loan market and investment programs require sufficient liquidity consistently. If we fail to secure adequate funding to support the required liquidity, individual investors who subscribe for our investment programs may rush for exit and cause a run on our investment programs. Although we have developed sophisticated algorithm and system to match the invest-in and transfer requests among the investors to provide liquidity, we cannot guarantee that we will be able to maintain the liquidity at a sufficient level that every transfer request from our individual investors who subscribe for our investment programs can be met.

Our institutional funding partners typically agree to provide funding to our users who meet their predetermined criteria, subject to their approval process. In addition, while our users’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our institutional funding partners, they may implement additional requirements in their approval process outside of our monitor and control. Thus, there is no assurance that our institutional funding partners could provide reliable, sustainable and adequate funding to support the required liquidity as they could decline to fund user loans originated on our platform. In addition, if PRC laws and regulations impose more restrictions on cooperation with institutional funding partners, these institutional funding partners will become more selective in choosing cooperation partners, which may drive up the funding costs and the competition among online lending platforms to cooperate with a limited number of institutional funding partners as well as other non-institutional funding sources. Any of the above may materially increase our funding costs, which may adversely affect our results of operations and profitability. Furthermore, if PRC laws and regulations are issued that prohibit our cooperation with our institutional funding partners, our cooperation with our funding partners may have to be terminated or suspended, which may materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain the necessary liquidity due to any technical issues, declines in investors or other reasons, investors may find our investment programs and marketplace less attractive and may reduce their investment in our products or the use of our marketplace. If any of the foregoing were to occur, our reputation, results of operations and financial condition may be materially and adversely affected.

If our existing and new loan products and investing tools and programs do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to emphasize, upgrading and marketing our existing loan products and investing tools and programs and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new loan products and investing tools and programs that incorporate additional features, improve functionality or otherwise make our marketplace more desirable to investors and borrowers. New loan products and investing tools and programs must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new loan products and investing tools and programs could fail to attain sufficient market acceptance for many reasons, including:

•	borrowers may not find terms of our loan products, such as costs and credit limit, competitive or appealing;

•	our failure to predict market demand accurately and provide loan products that meet this demand in a timely fashion;

•	investors and borrowers using our marketplace may not like, find useful or agree with, any changes;

•	defects, errors or failures in our marketplace;

•	negative publicity about our loan products or our marketplace’s performance or effectiveness;

•	views taken by regulatory authorities that the new products, investing tools or platform changes do not comply with PRC laws, regulations or rules applicable to us; and

•	the introduction or anticipated introduction of competing products by our competitors.

In addition, our marketplace features a high proportion of repeat investors and borrowers. Out of the total loan volume facilitated through our marketplace in 2017, 2018 and 2019, 42.1%, 38.6% and 50.4%, respectively, was attributable to repeat borrowers who had successfully borrowed on our marketplace before. Out of the total investment volume facilitated through our market place from individual investors in 2017, 2018 and 2019, 92.0%, 96.8% and 97.6%, respectively, was attributable to repeat investors. The loan size of repeat borrowing and investment of repeat investors tends to be larger than that of first time borrowing and investment. Repeat borrowing also generally contributes to a higher overall credit quality of borrowers on our marketplace as we only permit borrowers with positive repayment histories to become repeat borrowers. If our repeat borrowing and investment rate decreases in the future, or if the repeat borrowing and investment rate is not as high as our expectations, our overall profitability may be adversely affected. If we are unable to increase the number of repeat investors and borrowers on our marketplace, the credit quality, amount of transaction and service fees and overall profitability of our marketplace may be adversely affected. If our existing and new loan products and investing tools do not achieve adequate acceptance in the market, especially among our existing investors and borrowers, our competitive position, results of operations and financial condition could be harmed.

If we are unable to provide a high-quality user experience, our business and reputation may be materially and adversely affected.

The success of our business largely depends on our ability to provide high-quality user experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer loan products at competitive amount of financing interest and service fees and adequate credit limits, reliable and user-friendly website interface and mobile apps for users to browse, apply for credit or invest, and further improve our online transaction process. If users are not satisfied with our loan products or our services, or our system is severely interrupted or otherwise fail to meet the borrowers’ requests, our reputation and borrower loyalty could be adversely affected.

In addition, if our user service representatives fail to provide satisfactory service, or if waiting time for our user service hotline is too long due to the high volume of inquiries from users and borrowers at peak times, our brands and borrower loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our borrower service may harm our brands and reputation and in turn cause us to lose borrowers and market share. As a result, if we are unable to continue to maintain or enhance our borrower experience and provide a high-quality borrower service, we may not be able to retain borrowers or attract prospective borrowers, which could have a material adverse effect on our business, financial condition and results of operations.

Any negative publicity with respect to us, the online individual finance industry in general and our third-party partners may materially and adversely affect our business and results of operations.

Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•	maintain the quality and reliability of our marketplace;

•	provide investors and borrowers with a superior experience in our marketplace;

•	enhance and improve our credit assessment and pricing models;

•	effectively manage and resolve borrower and investor complaints; and

•	effectively protect personal information and privacy of investors and borrowers.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As the China online individual finance industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online individual finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules to develop a more transparent regulatory environment for the online individual finance industry. Any players in China’s online individual finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the online individual finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and imposed a negative impact on our ability to attract new investors and borrowers. Negative developments in the online individual finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online individual finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online individual finance marketplaces like us. For instance, there were a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the online individual finance industry in China. Although the market exits of these companies may result in more healthy and stable development of the online individual finance industry, to the extent borrowers or investors associate our company with these companies, they may be less willing to initiate transactions on our marketplace. In June and July 2018, in response to tightening industry regulations and changing macro-economic conditions in China, there was an increase of news reports related to the difficulties, or even suspension of operation in some cases, encountered by certain individual lending marketplaces. In such a market environment, investors’ willingness to invest on our marketplace declined and the loan origination volume on our marketplace decreased temporarily. Borrowers’ willingness to repay was also negatively impacted by the negative publicity, which resulted in higher default rates. Starting in the second half of July 2018, PRC government commenced implementing monetary and fiscal policies to provide more liquidity to the market, which to some extent alleviated investors’ concerns, and the number of such news reports started to subside. Our business, financial condition and results of operations were adversely affected by such unfavorable market developments. See “Item 5. Operating And Financial Review And Prospects.” There is still substantial uncertainty with respect to PRC regulatory policies in this field and condition of the individual finance market, and we cannot assure you that similar negative news reports will not appear again in the future.

In addition, negative publicity about our partners, service providers or other counterparties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our investors and borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Changes in PRC regulations relating to interest rates for marketplace and micro-credit lending could have a material adverse effect on our business.

According to the relevant PRC laws and regulations, in the context of lending activities between individuals, entities or other organizations that are not licensed financial institutions, if the interest rate of a loan exceeds 36% per annum, the exceeding part of the interest rate is invalid and void; if the interest rate of a loan exceeds 24% per annum but is no more than 36% per annum, the exceeding part will be treated as natural obligation—valid but not enforceable in the PRC judicial system, while the enforceability of the 24% per annum part will not be affected. In addition, on August 4, 2017, the Supreme People’s Court promulgated the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides, among others, that (i) the claim of a borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high shall be supported by the PRC courts; and (ii) in the context of online finance disputes, if the online lending information intermediary platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediary fee, it shall be ruled as invalid. In addition, under Circular 141, the overall borrowing costs charged to borrowers should be calculated by loan interest together with all relevant fees and presented in an annualized form. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Individual Finance Services—Regulations on Online Peer-to-Peer Lending Intermediary Information Services” for more details.

In an effort to comply with potentially applicable laws and regulations, we adjusted the pricing of all our loan products in December 2017 to ensure that the APR charged on all loans do not exceed 36%. We believe that the APR of the loan products we currently offer does not exceed 36% and is therefore permitted by the Supreme Court’s interpretations. However, we cannot assure you that the PRC courts and relevant governmental authorities will hold the same view as ours, and parts or all of the service fees we collected may be ruled and recognized as invalid, which would affect our results of operations and financial condition materially and adversely. In addition, as we generate revenues primarily from fees charged for our services and such regulation on interest rate materially limits our ability to charge service fees from borrowers, such regulation on interest rate could have a material adverse effect on our business, results of operations and financial condition.

We are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.

Our business is subject to credit cycle associated with the volatility of general economy. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impact on our reputation, business, results of operations and financial positions.

Broader macro, political and socio-economic factors and regulatory environment in China affecting market conditions can materially and adversely affect our business and operating results.

General economic, macro, political and socio-economic factors beyond our control and regulatory environment in China may deter borrowers’ interest in seeking loans through our marketplace, and similarly, investors’ willingness to lend. Such factors include the general interest rate, unemployment rates, residential home values and availability of other investment opportunities. If any of these risk factors should materialize, the volume of loans facilitated on our marketplace will necessarily decline and our revenues and operating results may be adversely affected. For instance, in response to the changing regulatory environment in the fourth quarter of 2017, M3+ Delinquency Rate by Vintage for such quarter increased temporarily, and our operating results for such quarter were negatively affected. From the second quarter of 2019, the loan origination volume on our marketplace decreased due to Circular 1, which requires an online lending intermediary to reduce the number of investors, business volume and number of borrowers.

We cannot guarantee that economic conditions will remain favorable for our business or industry and that demand and supply for consumer loans such as those we primarily facilitate over our marketplace will continue to be met at current levels. If demand or supply reduces, or if the default rate increases, our growth and revenue will be negatively impacted.

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

We primarily engage collection service providers to handle the collection of delinquent loans. We also rely on our in-house collection team to assist us with payment collection from time to time. If our or third-party agencies’ collection methods, such as phone calls and text messages, are not as effective as they were and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease and our investors may suffer loss. Furthermore, as the Chinese Central Bank intends to introduce new rules to prohibit violent collection method in order to protect the legitimate rights for the financial consumer, if any of our collection methods are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven not effective, we might not be able to maintain our delinquent loan collection rate and the investors’ confidence in our marketplace may be negatively affected. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the loan origination volumes on our marketplace will decrease and our business and results of operations could be materially and adversely affected.

Credit and other information that we receive from prospective borrowers and third parties about a borrower may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. The third parties whom we collaborate with include industry anti-fraud service providers, Internet or wireless service providers, online shopping websites and payment service providers. Historically, we also rely on our related party, Jiayin Credit Investigation Service Co., Ltd., or Jiayin Credit, an entity controlled by our founder, director and chief executive officer, Mr. Dinggui Yan, to conduct onsite credit information collection and verification for our borrowers referred by our offline partners. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. Additionally, once we have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained inaccurate. We currently cannot determine whether borrowers have outstanding loans through other individual finance marketplaces at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other individual finance marketplaces and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our marketplace, the additional debt may impair the ability of that borrower to make payments on his or her loan and the investor’s ability to receive investment returns associated with such loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of his or her indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to investors on our marketplace. The additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower, impairing the borrower’s ability to repay the loan and the investor’s ability to receive investment returns associated with such loan. In addition, if a borrower incurs debt on other online lending platforms in order to repay our loans, the borrower’s ability to repay such loans is limited by the availability of funding sources subject to factors beyond the borrower’s control, which may adversely affect our results of operations. For example, in the fourth quarter of 2017, changes to regulatory landscape, including the release of Circular 141 and Circular 57, increased market uncertainties and resulted in an unexpected short-term volatility of borrower credit performance across our industry. Many online lending platforms adjusted their business and ceased to provide loan products prohibited by Circular 141 in response to the tightening regulation, which led to liquidity shortage for certain borrowers who relied on other online lending platforms to fund their repayment to their existing loans, including to us. We observed a higher delinquency rate for loans facilitated in the fourth quarter of 2017, which returned to normal from the first quarter of 2018. Such inaccurate or incomplete borrower information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our risk management, which could in turn harm our reputation, and as a result our business and results of operations could be materially and adversely affected.

We rely on our proprietary credit assessment model in assessing the creditworthiness of our borrowers and the risks associated with loans. If our credit assessment model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our marketplace, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to attract investors and borrowers to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and likelihood of default. To conduct this evaluation, we utilize our proprietary and open credit assessment model, which is built based on massive data collected through various channels, and strengthened by our sophisticated artificial intelligence and advanced machine learning techniques. Our credit assessment model conducts in-depth anti-fraud and delinquency history analysis of the borrowers, assigns the borrowers a credit score based on their risk profile, which directly affect the interests rate and credit limit available to the borrower. However, our credit assessment model may not effectively assess the credit risk of the borrower, or predict future delinquency rate and loan losses. If we are unable to effectively classify borrowers into the relative risk categories, we may be unable to effectively manage the default risks of loans facilitated through our marketplace, which may adversely affect our ability to accurately account for risk related to such loans, and furthermore, our ability to offer attractive interest rates for borrowers and returns for investors. Because investment in loans on our marketplace involves inherent risks, we are unable to completely eliminate borrowers’ default despite various preventive and investor protection measures we have taken or will take.

In addition, if a borrower’s financial condition worsens after his or her loan application is approved, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain a reasonably low default rate for loans facilitated through our marketplace. Our credit assessment model may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower’s creditworthiness deteriorates. In addition, certain line items on our financial statements, including allowance for uncollectible receivables and contract assets and provision for assets and liabilities from the investor assurance program, are recorded based on the default rate that we estimate. Since our estimate of the risks might be inaccurate, our consolidated financial statements may be materially misstated.

While we continuously refine the algorithms, data processing and machine learning used by our credit assessment model to reduce the likelihood of mispricing loans or misclassifying borrower, our loan pricing and approval process could be negatively affected if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale. If any of the foregoing were to occur in the future, investors may try to rescind their affected investments or decide not to invest in loans, or borrowers may seek to revise the terms of their loans or reduce the use of our marketplace for financing, and our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities. Our reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete.

Our business of connecting investors and borrowers constitutes an intermediary service, and our contracts with investors and/or borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to investors and are found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. Furthermore, if we fail to complete our obligations under the agreements with institutional funding partners and borrowers, we could also be held liable for damages caused to borrowers or institutional funding partners pursuant to the PRC Contract Law. In addition, the Interim Measures have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. We leverage a large database of fraudulent account information and sophisticated rule-based detection technology to detect fraudulent behaviors, we update our database on a monthly basis based on new data collected and fraudulent behavior detected during the ordinary course of our business operations. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behavior, we cannot assure you that we would not be subject to liability under the Interim Measures if we fail to detect any fraudulent behavior. Any such liability could materially and adversely affect our results of operations and financial condition.

We do not impose restrictions on the use of our loans or prohibit our borrowers from incurring other debt or impose financial covenants on borrowers during the term of the loan, which will increase the risk of non-payment on our loans.

We are faced with the risk that borrowers borrow money from our marketplace to pay off loans on other individual finance marketplaces. Subject to credit assessment result, borrowers may take out new loans on our marketplace to pay off their other existing loans facilitated by others. We also do not prohibit our borrowers from incurring additional indebtedness, which may impair the borrower’s ability to observe his or her payment obligations on the loan product we facilitated and therefore adversely affect the relevant investor’s returns. Although we take certain measures to monitor our borrowers’ credit records and indebtedness, we may not be able to effectively prevent the occurrence of such behavior given the practical difficulty in tracking and controlling the usage of borrowed funds and the financial activities of our borrowers.

If a borrower becomes insolvent or otherwise run into financial distress, any unsecured loan (including those obtained through our marketplace) will rank pari passu to each other and the borrower may cherry-pick among his or her creditors and our investor may suffer losses. For secured loans, the ability of other secured investors to exercise remedies against the assets of the borrower may impair the borrower’s ability to repay the loan to our investor. Investors may lose their confidence in us and our reputation and business may be adversely affected.

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, investors and third parties handling borrower and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by the investors, reduce the volume of loans facilitated through our marketplace and lead us to take additional steps to reduce fraud risk, which could increase our costs and expenses. High profile fraudulent activity could even lead to regulatory intervention and litigation, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

Our risk management system comprising of our policy framework, credit assessment and fraud detection technology and modules may not be adequate, which may adversely affect the reliability of our marketplace, and in turn damage our reputation, business and results of operations.

The success of our online marketplace relies heavily on our ability to detect, assess and control credit risk, and therefore to prevent fraud. Despite measures we take to assess and manage risk, the information and data we collect may not be sufficient to allow us to adequately capture a borrower applicant’s credit risk. Such information and data include, among others, demographic information, credit history with us and with other financial institutions, and employment information and blacklists maintained by other forums and organizations. We constantly update and optimize our risk management system but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided may be inaccurate or stale or insufficient, such that we may misjudge the risk and misalign the risk profile and loan price. The information may also not be sufficient for prediction of future non-payment. Such risks and errors may erode investor confidence in our marketplace and therefore harm our reputation and adversely affect our business and results of operations.

Interim period results can vary significantly due to a host of variables and may not accurately reflect the underlying performance of our business.

Our interim period results of operations, including operating revenue, expenses, the number of loans and other key performance indicators, may fluctuate significantly such that comparisons of our operating results period-on-period may not be meaningful. Results of any interim period cannot accurately indicate future performance. Fluctuations may be due to any number of variables, including some beyond our control, such as:

•	our ability to grow our users base by attracting new and retaining repeat investors and borrowers;

•	the volume, quality, mix of loans and the acquisition of investors and borrowers;

•	the level of operating expenses in the acquisition of investors and borrowers, the growth and maintenance of our business, operations and infrastructure and the timing;

•	disruptions to the telecommunications network or security breaches;

•	general macroeconomic and socio-political factors affecting the market and industry, particularly with respect to interest rates, consumer spending and levels of disposable income;

•	seasonality of our loan products, which are generally higher in the third and fourth quarters due to national holidays and consumer spending patterns;

•	our strategy with a focus on long-term growth instead of immediate profitability; and

•	The incurring of expenses related to acquisitions activities of businesses or technologies and potential future charges for impairment of goodwill, if any.

Fluctuations in our interim period results may affect the price of our ADSs in an adverse manner.

We incurred net losses in the past and may incur net losses in the future. Furthermore, we experienced net cash outflows in the past and may experience liquidity pressure in the future.

We had net losses in the past. For example, in the three months ended September 30, 2018, we recorded net loss of RMB44.0 million. We had accumulated deficits of RMB2,259.2 million, RMB2,047.5 million and RMB1,519.7 million (US$218.3 million) as of December 31, 2017, 2018 and 2019, respectively. Although we had net income of RMB539.5 million, RMB611.8 million and RMB527.2 million (US$75.7 million) in 2017, 2018 and 2019, respectively, we cannot assure you that we will be able to continue to generate net income in the future.

Furthermore, we experienced net cash outflows from operating activities in 2018 of RMB228.4 million. Although we recorded net cash inflows from operating activities in 2019 of RMB26.3 million (US$3.8 million), we cannot assure you that we will be able to continue to grow our revenue and operating cash inflows. We generate a substantial majority of our total revenues from service fees we collect from borrowers. Any material decrease in our service fees would have a substantial impact on our profit margin and liquidity status. We may also experience an increase in our operating cash outflows as we anticipate that our operating cost and expenses may increase in the foreseeable future as we continue to grow our business, attract investors and borrowers and further enhance and develop our products, enhance our risk management capabilities and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the delinquency rates of the loans facilitated may be higher than expected, which may lead to lower than expected revenue, additional expenses and higher provision for assets and liabilities from the investor assurance program. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us, which will decrease our income. As a result of the foregoing and other factors, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis. Furthermore, our liquidity status may deteriorate. In addition, our ability to satisfy our liquidity and capital needs may be affected by additional factors and events that affects the individual finance industry, as well as other macroeconomic and socio-political factors that increase our cash needs making us face continuing or greater liquidity pressure.

We rely on third party guarantors to provide our investor assurance programs.

In April 2018, we began to partner with an independent third party guarantor to provide investor assurance programs for newly facilitated loans. In July 2018, we had another third party guarantor. Borrowers pay a certain post-origination service fee to such third party guarantor managing the respective investor assurance program, which will be deposited in the respective investor assurance program. Investments made by individual investors on those loans are protected by the respective investor protection program to the extent of the existing balance of the funds within such investor assurance program. The service fee rate for such loans is agreed upon by us and the third party guarantors. See “Item 4. Information on the Company—B. Business Overview—Investor Assurance Programs—Investor Assurance Program Managed by an Independent Third Party Guarantor.”

In 2019, 100% of loans between individual investors and borrowers facilitated by us were covered by the investor assurance program managed by third party guarantors. However, we may not be able to secure collaboration with third party guarantors sufficient to cover our investment volume on reasonable terms in a timely manner, or at all in the future. Furthermore, we may fail to adequately estimate the performance of loans under such investor assurance programs managed by third party guarantors and determine the service fee rates accurately, and the investor assurance programs may not be able to repay investors covered by such programs. If the investor assurance programs managed by third party guarantor were depleted or otherwise fail to repay investors in case of borrower default, our business, investor base, financial condition, results of operation and reputation could be material and adversely affected.

In addition, we cannot rule out the possibility that our third party guarantors might be deemed as providing a form of guarantee. In accordance with the Regulation on the Supervision and Administration of Financing Guarantee Companies, the regulatory authority may ban any person from conducting financing guarantee business without prior approval. If our third party guarantors are deemed to be conducting financing guarantee business under the new investor assurance program, the regulatory authority may order our third party guarantor to cease business operation, which would materially and adversely affect our business and impede our ability to continue our operations under these investor assurance programs.

Investor assurance program managed by third-party providers was determined based on both objective and subjective factors and might not be adequate to absorb loan losses if we failed to accurately forecast the expected loss.

We face the risk that borrowers fail to repay their principals and service fees in full. The service fee rate charged from borrowers in relation to the investor assurance program was determined based on both objective and subjective factors. We regularly reviewed the borrower’s risk profile, actual loss rate of each loan product facilitated and relevant economic factors to ensure the estimations are kept up-to-date. Consequently, the service fee rate charged from borrowers in relation to investor assurance program were updated regularly to ensure that the total collectible service fees related to the investor assurance program, including both upfront and subsequent collections, are based on the estimated fair value of the probability of loss at loan inception. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience.

Furthermore, our products, borrower base and credit assessment capabilities evolved from time to time, and we may not be able to accurately forecast delinquencies of our current target borrower base. Given these challenges, it is possible that our investor assurance program managed by third party providers might be under-funded, compared to the prevailing market practice. If our investor assurance programs were under-funded, investors on our platform might suffer losses of investment or lower-than-expected investment return, which could result in negative investor sentiment among investors who are not repaid in full or at all, potentially hindering our ability to retain existing investors as well as to attract new investors. Should any of the foregoing occur, our competitive position, as well our results of operations and financial condition could be materially and adversely affected.

Our failure to compete effectively could adversely affect our results of operations and market share.

Online individual finance market is an emerging industry in China. It provides a new means for consumers to obtain financing and for investors to seek new investment opportunities. As a leading player among China’s online individual finance marketplaces, we face fierce competition from other online marketplaces, other online finance service providers as well as traditional financial institutions. Individual finance marketplaces which operate online platforms connecting investors and borrowers compete directly with us for both investors and borrowers. In addition, for borrowers, we compete with other online platforms. We also compete with traditional financial institutions, including credit card issuers, individual finance business units in commercial banks and other individual finance companies.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have more extensive borrower or investor bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

In addition, our competitors may be better at developing new products, responding faster to new technologies and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online individual finance industry in China is relatively new and fast evolving, potential investors and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protections and features that we have invested in and adopted on our platform as compared to others. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our business partners, such business partners may choose to terminate their relationships with us. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues and our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing investors and borrowers to our marketplace. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, or if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new investors and borrowers in a cost-effective manner or convert potential investors and borrowers into active investors and borrowers on our marketplace.

Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. The costs of any such advertising campaign is likely to be considerable. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

We operate in a market where the credit infrastructure is still at an early stage of development.

China’s credit infrastructure is still at an early stage of development. The nationwide financial basic credit reporting system operated by the Credit Reference Center, which was established by the People’s Bank of China in 2006, only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Moreover, this credit database is accessible to data owners themselves and data users who have obtained written authorization from the data owners. In 2015, the People’s Bank of China announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely- applicable, reliable and sophisticated credit infrastructure in the market we operate.

Our current level of fee rates may decline in the future.

We generate revenues primarily from fees charged for our services in matching investors with individual borrowers and for other services we provide over the life of a loan. We generally collect service fees from our borrowers, and on limited occasions from our individual investors for our automated investment program services and for loan transfers over our secondary market. These fee rates may be affected by our product mix, the macroeconomic factors as well as the competition in the online individual finance industry. We may be unable to offer attractive service fee rates while driving the growth and profitability of our business. Furthermore, our competitors may lower their fee rates in an effort to lure investors and borrowers away from us. If we reduce our fee rates in order to compete more effectively, the profitability of our business could be adversely affected. If we do not reduce our rates, investors and borrowers may leave our marketplace, and the total service fees we collect may decline. Any material decline in our fee rates or the fees we collect could have a material adverse effect on our business, results of operations and financial condition.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. There have been departures of our senior management members in the past and we cannot assure you that our existing senior management members will not terminate their employment with us in the future. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our marketplace.

Our business could also be adversely affected by the effects of coronavirus, Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having coronavirus, Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. For example, the outbreak of a novel strain of coronavirus, COVID-19, first reported in December 2019, has spread rapidly throughout China and other parts of the world. The World Health Organization declared the outbreak a “pandemic” on March 11, 2020. The global outbreak has caused market panics, which materially and negatively affected the global financial markets. Such disruption and the potential slowdown of China’s and the world’s economy could have a material adverse effect on our results of operations and financial condition. In particular, we, our institutional funding partners and third party collection agencies have experienced business disruptions due to quarantine measures to contain the spread of this outbreak.

Our headquarters are located in Shanghai, where most of our directors and management and a large majority of our employees currently reside. In addition, most of our system hardware and back-up systems are hosted in leased facilities located in Shanghai. Consequently, if any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shanghai or other locations where we operate in, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these would have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential investors and borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with investors and borrowers through our marketplace is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with investors and borrowers, we could be liable for damages and be subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition to our own collecting team, we also use certain third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers in the course of collecting loans could damage our reputation.

Cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions of us or of a third-party, including events beyond our control, could result in disclosure or misuse of confidential information and misappropriation of funds of our investors and borrowers, subject us to liabilities, reduce the attractiveness of our marketplace and cause reputational harm and adversely impact our results of operations and financial condition.

Our platform collects, stores and processes certain personal and other sensitive data from our investors and borrowers. The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, any inability to protect confidential information of our investors and borrowers could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

We also face indirect technology, cybersecurity and operational risks relating to the third parties whom we work with to facilitate or enable our business activities, including, among others, third-party online payment service providers who manage accounts for certain borrower and investor funds and external cloud service provider. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our users, and could even result in misappropriation of funds of our investors and borrowers. If that were to occur, both we and third-party payment service providers could be held liable to investors and borrowers who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with investors and borrowers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected.

The PRC government authorities have enacted a series of laws and regulations on the protection of personal information, under which Internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained written consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our current policies and practices, changes to the features of our system may be required and additional costs may be incurred. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. See ‘‘Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on Privacy Protection’’ for more details.

On June 1, 2017, the Cyber Security Law of the PRC became effective. The law requires network products and services providers as we are, among other things, to strictly preserve the secrecy of user information they collect and to store within mainland China data that is gathered or produced by such network products and services provider in the country. If we are deemed to have violated the law, potential penalties include, depending on the nature of violation, forced shut down of our websites, revocation of business licenses, freezing of assets, and fines imposed on the company ranging from approximately RMB10,000 to RMB1 million or management personnel ranging from approximately RMB5,000 to RMB1 million.

Due to the relatively new nature of the Cyber Security Law of the PRC and the lack of clarity in the statutory law itself as to the circumstances and standard under which the law should apply and violations may be found, there are great uncertainties as to the interpretation and application of the law.

The law’s vagueness in its own statutory language also indicates that the Cyberspace Administration of China, or the CAC, the designated government enforcement agency, will have broad latitude to direct how the law is interpreted and enforced, thus creating greater uncertainties with regard to the interpretation and application of the law since the government enforcement agency has yet to provide further guidance on the enforcement mechanism of the law. If we are found to have violated the Cyber Security Law of the PRC in a government enforcement action, we may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our business or for the continuance of service provision, and temporary or total disruption of our business for an extended period of time. In addition, the finding of a violation of the Cyber Security Law of the PRC, even if later repealed, may cause damages to our reputation and our brand name, causing users to lose confidence in our service and to refrain from choosing or continuing to use our products and services. All of these consequences may have a material adverse impact on our business, financial condition and results of operations.

Furthermore, the stringent reporting obligation imposed by the Cyber Security Law of the PRC itself, without a finding of violation, may have a material adverse impact on our business and results of operations. As we are obligated by the law to inform our users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of our system, and thus may be discouraged from choosing or continuing to use our products and services, even if the security flaws or vulnerabilities are readily fixable and can be easily overcome.

Any failure by our third-party service providers or institutional funding partners to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.

Currently, we rely on our third-party service providers, in particular payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. For institutional funding partners, they generally transfer the funds to borrowers directly. The payment companies and our institutional funding partners are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China. If any of our third-party service providers or institutional funding partners fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Interim Measures have imposed on us the obligation of anti-money laundering and anti-terrorism financing. While we are in the process of formulating policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to protect our marketplace from being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Interim Measures.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United State subject to reporting obligations under the U.S. securities laws. Among other things, the Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We are required to include such report in our annual report on Form 20-F starting from the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal controls as of December 31, 2019. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness relates to lack of sufficient accounting staff with U.S. GAAP knowledge and SEC reporting experience related to the accounting and reporting of complex transactions. The other material weakness relates to our lack of formal risk assessment process and internal control framework over financial reporting, including (i) our lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks identified, and internal control over financial reporting framework to maintain effective internal controls within the organization, which may increase risk of error, fraud, misstatement of financial reporting, or non-compliance with related regulations for a U.S. listed group, and (ii) our lack of an internal audit department and a qualified compliance team to monitor the risk and processes of the company. For instance, in 2018, we determined that our historical accounting policy on the charge-off of contract assets and accounts receivable was not in accordance with U.S. GAAP.

Historically, we charged off contract assets and accounts receivable when the underlying loan contract had been mature for 90 days. We have subsequently corrected this error, and revised our charge-off policy to write off contract assets and accounts receivable if any repayment of the underlying loan contract is past due for 90 days for loans between individual investors and borrowers facilitated by us. This error was caused by the material weakness identified, specifically the lack of sufficient accounting personnel with U.S. GAAP knowledge and SEC financial reporting requirements, and lack of accounting policies and procedures relating to financial reporting in accordance with U.S. GAAP. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

In response to the identified material weaknesses, we have implemented the following measures to address the material weaknesses that have been identified, including (i) establishing an audit committee, (ii) participating in trainings and seminars provided by professional services firms on a regular basis, and (iii) providing internal training to our current accounting team on U.S. GAAP knowledge. We are also in the process of implementing the following measures, including (i) hiring a new reporting officer and an additional senior financial reporting manager with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters, (ii) setting up a systematic accounting manual for U.S. GAAP and financial closing process, (iii) hiring internal auditors and perform self-assessment of internal control effectiveness on a continuous basis, and (iv) engaging professional service companies to help implement SOX 404 compliance together with the establishment of internal audit function.

Although we have begun to implement measures to address the material weaknesses, the implementation of these measures may not fully address the material weaknesses and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. In the future we may determine that we have additional material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls. Our failure to correct the material weaknesses and control deficiencies or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. As we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Borrower growth and activity on mobile devices depend upon effective use of mobile operating system, networks and standards, which we do not control.

Our loan products are mostly offered through mobile apps. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these new devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our loan products into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app stores, or if we face increased costs to distribute or have users utilize our loan products on mobile devices. We are further dependent on the interoperability of providing our loan products on popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the accessibility of our loan products or give preferential treatment to competing products could adversely affect the usability of our loan products on mobile devices. In the event that it is more difficult for our users to access and utilize our loan products on their mobile devices, or if our users choose not to access or utilize our loan products on their mobile devices or to use mobile operating systems that do not offer access to our loan products, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

Our operations depend on the performance of the Internet infrastructure and telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our marketplace. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. In particular, we open credit assessment platforms to these expert consultants, where they have access to a limited amount of desensitized, grouped and tagged borrower data, based on which they use such data to develop their own credit assessment models. The software on which we rely may have contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for investors and borrowers using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See also “Item 4. Information on the Company—B. Business Overview— Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. As the date of this annual report, the applications for certain trademarks filed by us are still pending. If we are unable to complete these registrations, we may not be able to prohibit unauthorized use or prevent other infringements of these trademarks. In addition, certain of the trademarks we use for the daily operation or promotion of our business have already been registered by independent third parties outside of our control, and such trademarks are currently subject to administrative or legal proceedings. In the event that these administrative and legal proceedings are resolved adversely to us, we may be prohibited from using such trademarks and subject to fines and other legal or administrative sanctions, and our business, financial condition and results of operations may be materially and adversely affected.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results.

In addition to our website, we also offer individual finance products through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the app Provisions, promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and effective on August 1, 2016. According to the app Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the app Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the app Provisions at all times. If our mobile applications were found to be violating the app Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in a material adverse impact on us.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better match investors and borrowers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our daily operations;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•	difficulties in retaining relationships with our investors and borrowers, employees and suppliers of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	failure to successfully further develop the acquired technology;

•

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	potential disruptions to our ongoing businesses; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We have made certain investments and acquisitions during the past year, including setting up a joint venture company with local partners in Vietnam to expand our overseas business and conducting business combination with Geerong Yun to support the growth of our institutional funding sources and strengthen our big data analytics and fintech R&D. Also, we have entered into a share purchase agreement to acquire certain equity interest in Keen Best Investments Limited (“Keen Best”), which principally engaged in internet microcredit business in the PRC. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” However, our investments and acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to match investors and borrowers could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Loss of or failure to maintain relationships with our business partners may adversely affect our business and results of operations.

We currently work with a number of business partners in various aspects of our business. Pursuing, establishing and maintaining relationships with business partners require significant time and resources as does integrating third-party data and services with our system. Our current agreements with partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our marketplace. Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with them, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective relationships with business partners, our business will be harmed.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may not be able to obtain additional capital on favorable terms or at all.

We anticipate that our current cash, cash provided by operating activities and funds available through our current and anticipated bank loans and credit facilities will be sufficient to meet our current and anticipated needs for general corporate purposes. However, we need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Some aspects of our digital operations include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some aspects of our digital operations include software covered by open source licenses. The terms of various open source licenses have not been interpreted by PRC courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our online and mobile-based channels. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies if required so by the license, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with use of open source software cannot be eliminated, and could adversely affect our business.

Risks Relating to Our Corporate Structure

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures , the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures , together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law of the PRC, or the Implementation Regulations, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted from investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

If the PRC government deems that the Contractual Arrangements in relation to Jiayin Finance do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce, domestic multi-party communication, storage and forwarding and call center) and major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment promulgated on June 30, 2019, which became effective on July 30, 2019, and other applicable laws and regulations.

We are a Cayman Islands company and our subsidiaries in the PRC, or PRC subsidiaries, are considered foreign invested enterprises. We believe the online individual finance services offered through our online marketplace constitute a type of value-added telecommunication services that foreign ownership and investment is restricted and therefore we should operate our online marketplace through a consolidated VIE, Jiayin Finance, to ensure compliance with the relevant PRC laws and regulations. We set up a series of Contractual Arrangements entered into among Shanghai KunJia, Jiayin Finance and the shareholders of Jiayin Finance to conduct our operations in China. For a detailed description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai KunJia, Jiayin Finance and the Shareholders of Jiayin Finance.” As a result of these Contractual Arrangements, we exert control over Jiayin Finance and its subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Niwodai Internet has been operating our online individual finance marketplace business, including, among others, operations of our www.niwodai.com website and our apps since its incorporation. Niwodai Internet had made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority before the Interim Measures was promulgated. Due to the lack of detailed rules regulating the online individual finance service and clarification of the nature of this innovative business model, the local telecommunication regulatory authority had tentatively put our applications on hold.

After the Interim Measures came into force, based on our communications with local telecommunication regulatory authorities, online individual finance information intermediaries such as us should apply for value-added telecommunication business license. However, according to the Interim Measures, an online individual finance information intermediary may initiate its application for value-added telecommunication business license only after it completes the required filing with local financial regulatory authority. We are not able to make the necessary filing or apply for the value-added telecommunication business license before completion of filing with local financial regulatory authority.

In the opinion of our PRC counsel, King & Wood Mallesons, our current ownership structure, the ownership structure of Shanghai KunJia, Jiayin Finance and its subsidiaries, and the Contractual Arrangements among Shanghai KunJia, Jiayin Finance and the shareholders of Jiayin Finance are not in violation of existing PRC laws, regulations and rules; and these Contractual Arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, King & Wood Mallesons has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel, King & Wood Mallesons. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our online lending information services and Internet related value-added business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure, or the VIE structure, will be adopted or if adopted, what they would provide. If the ownership structure, Contractual Arrangements and business of our company, our subsidiaries, Jiayin Finance or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Jiayin Finance or its subsidiaries, revoking the business licenses or operating licenses of Shanghai KunJia, Jiayin Finance or its subsidiaries, shutting down our servers or blocking our online marketplace, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Jiayin Finance and its subsidiaries, and/or our failure to receive economic benefits from Jiayin Finance and its subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on Contractual Arrangements with our consolidated VIE, Jiayin Finance and the shareholders of Jiayin Finance, to operate our online individual finance marketplace business, including, among others, the operation of www.niwodai.com and our apps, as well as certain other complementary businesses. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai KunJia, Jiayin Finance and the Shareholders of Jiayin Finance.” These Contractual Arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. For example, Jiayin Finance, or shareholders of Jiayin Finance may fail to fulfill their contractual obligations with us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the Contractual Arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of consolidated VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by Jiayin Finance, shareholders of Jiayin Finance of their obligations under the Contractual Arrangements to exercise control over our consolidated VIE. Our consolidated VIE and its shareholders may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance. If any of Jiayin Finance and shareholders of Jiayin Finance is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.” Therefore, our Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

We have entered into a series of Contractual Arrangements with Jiayin Finance, our consolidated VIE and the shareholders of Jiayin Finance. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure .” If our consolidated VIE or the shareholders of Jiayin Finance fail to perform their respective obligations under the Contractual Arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you that it will be effective under PRC laws. For example, if the shareholders of Jiayin Finance were to refuse to transfer their equity interests in Jiayin Finance to us or our designee when we exercise the purchase option pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these Contractual Arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective control over Jiayin Finance and its subsidiaries, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of our consolidated VIE are held by their respective shareholders. Their interests may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated VIE to breach, the existing Contractual Arrangements we have with them and our consolidated VIE, which would have a material adverse effect on our ability to effectively control our consolidated VIE and subsidiaries of our consolidated VIE, and receive economic benefits from them. For example, the shareholders of Jiayin Finance may be able to cause our agreements with Jiayin Finance to be performed in a manner adverse to us by, among other things, failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our call option under the exclusive call option agreement with shareholders of Jiayin Finance to request them to transfer all of their equity interests in Jiayin Finance to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual Arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements in relation to our consolidated VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust the income of Jiayin Finance in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Jiayin Finance for PRC tax purposes, which could in turn increase their tax liabilities without reducing tax expenses of Shanghai KunJia. In addition, if Shanghai KunJia requests the shareholders of Jiayin Finance to transfer their equity interests in Jiayin Finance at nominal or no value pursuant to these Contractual Arrangements, such transfer could be viewed as a gift and subject Shanghai KunJia to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Jiayin Finance for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Jiayin Finance’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by Jiayin Finance and Niwodai Internet that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Jiayin Finance and Niwodai Internet hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. We also expect Niwodai Internet to apply for, obtain and hold our value-added telecommunication business license for our online individual finance marketplace business. Under the Contractual Arrangements, Jiayin Finance and Niwodai Internet may not, and the shareholders of Jiayin Finance may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event Jiayin Finance’s shareholders breach these Contractual Arrangements and voluntarily liquidate Jiayin Finance or Niwodai Internet, or Jiayin Finance or Niwodai Internet declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, or access the risk reserve fund, which could materially and adversely affect our business, financial condition and results of operations. If Jiayin Finance or Niwodai Internet undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

The global financial markets have experienced significant disruptions between 2008 and 2009 and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit which creates additional global economic uncertainty and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economic growth will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the online individual finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online individual finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online individual finance. Moreover, developments in the online individual finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online individual finance marketplaces like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China, or the CAC, (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

Our online marketplace, operated by Niwodai Internet, may be deemed to be providing commercial Internet information services, which would require Niwodai Internet to obtain certain value-added telecommunications business license. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on Value-Added Telecommunication Services.” Furthermore, it is uncertain if Jiayin Finance and its subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the Contractual Arrangements it currently has in place with Jiayin Finance and its shareholders and Niwodai Internet in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Contractual Arrangements in relation to our consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under the Company Law of the PRC, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiary, our consolidated VIE and its subsidiaries and consolidated affiliated entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, each of our subsidiary, and our consolidated VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. Our PRC subsidiary will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long term loan to be provided by us to a VIE of our company must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the foreign currency we hold, including the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China any foreign currency we hold, including the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the Renminbi depreciated by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi depreciated against the U.S. dollar by approximately 10%. During 2017, the Renminbi appreciated by approximately 7% against the U.S. dollar. Since 2018, the Renminbi has been depreciating against the U.S. dollar. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all.

In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies are required to make payments to the employee benefit plans for its employees in accordance with the percentages stipulated under relevant regulations and are required to withhold the amounts that are required to be contributed by employees. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

Prior to March 2018, we failed to make adequate employee benefit plan payments or employee individual income tax withholdings. We have recorded accruals for estimated underpaid amounts in our financial statements accordingly. As of the date of the annual report, we have not received any notification from the relevant PRC authorities alleging that we have not made adequate payments and demanding payment of the same. We also are not aware of any employee’s complaint or demand for payment of the same, nor have we received any notification from labor arbitration tribunals or the PRC courts regarding disputes with respect to social welfare and housing provident fund contributions. Remitting such underpaid amounts involves conditions on the implementation level, including, for instance, varying levels of acceptance by our employees of the employee benefit plans, some of which are beyond our control. In accordance with relevant PRC laws and regulations, we may be required to settle such underpaid amounts of employee benefit payments or employee withholding individual income tax payments on our own before a stipulated deadline, which would adversely affect our liquidity status. Furthermore, we may also be subject to late fees or fines in relation to the underpaid amounts. For instance, we may be subject to a late fee of 0.05% or 0.2%, depending on the circumstances, of the amount of overdue social insurance payments per day and a fine ranging from one to three times of the overdue amount. In addition, we may be subject to a fine in relation to the overdue employee withholding payments ranging from 50% to three times of the overdue amount. If we are subject to late fees or fines in relation to the underpaid employee benefits or withhold individual income tax on employees’ salaries, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Dinggui Yan, Mr. Guanglin Zhang and Mr. Yuanle Wu, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations in accordance with SAFE Circular 37.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012, or 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior executives and core management departments in charge of the day-to-day operations have their presence mainly in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Tax Considerations.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Jiayin Group Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Jiayin Group Inc. or such subsidiary could be subject to PRC tax at a rate of 25% on its world- wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we pay on, and gains realized on the sale or other disposition of, our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits. The non-resident enterprises shall directly apply the reduced withholding tax rate when performing tax filings and collet and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Tax Considerations.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Geerong (HK) Limited (formerly known as “Jiayin (HK) Limited”), our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

According to the Bulletin of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Transfers of Assets by Non-Resident Enterprises, or SAT Bulletin 7, promulgated by the SAT in February 2015, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise in public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and the indirect equity transfer will be treated as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of SAT Bulletin 7, a transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; or (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax.”

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company and our non-PRC resident investors may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Bulletin 7. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Tax Considerations.” For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is subject to laws of the United States pursuant to which the PCAOB conducts regular inspections by the PCAOB to assess its compliance with the applicable professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continued to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenged faced by the U.S. regulators in their oversight or financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as the New York Stock Exchange of issuers included for three consecutive years on the SEC’s list. Enactment of this legislation or other efforts to increase US regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberation were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from Nasdaq Stock Market, or Nasdaq, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Relating to our American Depositary Shares

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed Internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and the first quarter of 2020, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us, our users, or our industry;

•	conditions in the online individual finance industries;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other online individual finance marketplaces;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and

•	sales or perceived potential sales of additional Class A ordinary shares or ADSs

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, we had 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares issued and outstanding. Among these Class A ordinary shares, 16,100,000 Class A ordinary shares are represented by ADS. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including in respect of claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which has non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with such matters, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not instruct the depositary how to vote such shares, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in the City of New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description Of Securities Other Than Equity Securities.”

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.

In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final,(d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and we conduct the majority of our operations in China and all of our directors and officers reside outside the United States.

We are an exempted company incorporated under the laws of Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of Cayman Islands and the common law of Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of Cayman Islands. The common law of Cayman Islands is derived in part from comparatively limited judicial precedent in Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

In addition, as a company primarily operating in China, there are significant legal and other obstacles for U.S. authorities to obtaining information needed for investigations or litigations. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeepers, who may have engaged in fraud or other wrongdoing. Moreover, local authorities often are constrained in their ability to assist U.S. authorities and overseas investors more generally. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and material relating to securities business activities to overseas parties.

As a result, our public shareholders and holders of our ADSs may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders and limited remedies than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consists of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2020, Mr. Dinggui Yan, the beneficial owner of our Class B ordinary shares, beneficially owned 92.1% of the aggregate voting power of our company. As a result, Mr. Dinggui Yan will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary share by a shareholder to any person or entity which is not an affiliate of such holder, or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2020, Mr. Dinggui Yan, our founder, director and chief executive officer, beneficially owned approximately 92.1% of the total voting power of our Company. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

Mr. Yan may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by our other shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. In addition, this concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses.

Jiayin Finance first adopted our 2016 Share Incentive Plan in September 2016, which allowed Jiayin Finance to grant share-based compensation awards to our founders, employees and officers to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In February 2019, we adopted a new share incentive plan, or the 2019 Share Incentive Plan, which became effective after the completion of our initial public offering in May 2019. As of December 31, 2019, all the outstanding options granted under the 2016 Share Incentive Plan had been cancelled or replaced with options granted under the 2019 Share Incentive Plan and we had granted options to purchase 22,795,832 Class A ordinary shares pursuant to the 2019 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth PRC Subsidiary does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be offered the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

As an exempted company incorporated in Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market Rules. We currently follow and intent to continue to follow our home country practice in lieu of certain requirements of the Rule 5600 Series of the Nasdaq Stock Market Rules, including:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•	have an audit committee of at least three independent directors;

•	have a nominating and corporate governance committee consisting entirely of independent directors; and

•	hold an annual meeting of shareholders no later than one year after the end of our fiscal year.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules since Mr. Dinggui Yan beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under this definition, we are also permitted to elect to rely on certain exemptions from corporate governance rules. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

If we are a passive foreign investment company, or PFIC, for United States federal income tax purposes, United States holders of our ADSs or Class A ordinary shares could be subject to adverse United States federal income tax consequences.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019, although there can be no assurances in this regard. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will not take a contrary position to any determination we make.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or Class A ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current taxable year or one or more future taxable years.

If we are a PFIC for any taxable year during which a United States person holds ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person, including burdensome reporting requirements. Prospective investors who are United States holders are strongly encouraged to consult their tax advisors regarding the potential application of the PFIC rules to our company. See “Item 10. Additional Information— E. Taxation—Passive Foreign Investment Company.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a U.S. public company, we incur significant legal, accounting and other expenses that we have not incurred as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in gross annual revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The origin of our business can be traced back to 2011. Mr. Dinggui Yan, our founder, director and chief executive officer, commenced an individual finance marketplace in 2011 through several entities controlled by him in China. In June 2015, Mr. Dinggui Yan acquired Shanghai Jiayin Finance Technology Co., Ltd., or Jiayin Finance, a shell company previously known as Furen Technology Limited and listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ.

In September 2015, Shanghai Niwodai Internet Finance Information Services Co., Ltd., or Niwodai Internet, was established as a wholly-owned subsidiary of Jiayin Finance to develop our online individual finance marketplace business. Mr. Dinggui Yan launched Shanghai Caiyin Asset Management Co., Ltd., or Shanghai Caiyin, in September 2015. We entered into a collaboration agreement with Shanghai Caiyin in 2015 to engage Shanghai Caiyin to provide post-origination loan management services and manage our investor assurance program for loans facilitated prior to April 28, 2018. In December 2015, Shanghai Caiyin also acquired the servicing rights and obligations of all outstanding loan contracts facilitated by Shanghai Niwodai Financial Information Services Co., Ltd., or Niwodai Finance, which operated our founder’s individual finance marketplace at that time, as well as the obligation to continue to provide guarantee on those loans. Niwodai Finance subsequently ceased to operate the individual financing business. We launched our online individual financing marketplace in December 2015.

In December 2017, we incorporated Jiayin Group Inc. under the laws of the Cayman Islands as our offshore holding company, and in January 2018, we established a wholly-owned subsidiary in the British Virgin Islands, Jiayin Holdings Limited, and a wholly-owned subsidiary in Hong Kong, Jiayin (HK) Limited, as our intermediate holding companies, to facilitate our initial public offering in the United States. Jiayin Finance was delisted from NEEQ in April 2018.

In June 2018, we incorporated Shanghai KunJia Technology Co., Ltd., or Shanghai KunJia, as a wholly-foreign owned entity in China. As a result of the restructuring in 2018, we hold equity interest in Shanghai KunJia through our current offshore structure. At the same time, Shanghai KunJia entered into a series of contractual arrangements with Jiayin Finance and its shareholders, among which several agreements were terminated and simultaneously replaced by a series of contractual arrangements with substantially same terms in October 2018 for the purpose of registering pledges of equity interest in Jiayin Finance with the government authority. As a result of these contractual arrangements, or the Contractual Arrangements, we are the primary beneficiary of Jiayin Finance and its subsidiaries, and, therefore, have consolidated the financial results of Jiayin Finance and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

On May 10, 2019, our ADSs commenced trading on the NASDAQ under the symbol “ JFIN”. We raised a total of approximately US$35.0 million in net proceeds from the initial public offering, after the underwriter’s full exercise of their option to purchase additional ADSs, and after deducting underwriting discounts and commissions as well as other estimated offering expenses.

In September 2019, we disposed of Shanghai Caiyin, a consolidated affiliated entity. On September 16, 2019, Shanghai Niwodai Internet Finance Information Service Co., Ltd., a consolidated affiliated entity of our Company, entered into an agreement with Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”), an independent third-party guarantee company, and Shanghai Jiayin Finance Services Co., Ltd (“Shanghai Jiayin”), a company controlled by Mr. Dinggui Yan, the founder, director and chief executive officer of our Company, which wholly owns the equity interest of Shanghai Caiyin, pursuant to which Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao. After the disposal, Shanghai Caiyin continues to provide services for loans under the investor assurance program it managed.

In September 2019, we conducted a business combination with Geerong Yun, an innovative fintech-driven platform connecting financial institutions. Prior to the combination, Geerong Yun and our Company were under the common control of Mr. Dinggui Yan, the founder, director and chief executive officer of our Company. After the combination, Geerong Yun became a wholly-owned subsidiary of our Company. The combination is intended to support the growth of our institutional funding sources, as well as to strengthen our big data analytics and fintech R&D.

In March 2020, our wholly owned subsidiary Geerong (HK) Limited and another independent purchaser entered into a share purchase agreement with China Smartpay Group Holdings Limited (“China Smartpay”), a Hong Kong listed company, to acquire 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay, incorporated in the British Virgin Islands holding 100% equity interests in certain PRC entities engaging in microcredit business.

Our principal executive offices are located at 26th Floor, Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200122, People’s Republic of China. Our telephone number at this address is +86 21-6082-8732. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York NY, 10016.

B.	Business Overview

We are a leading online individual finance marketplace in China. The origin of our business can be traced back to 2011. We are committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. Our marketplace, empowered by highly automated process and technologies, provides a streamlined user experience.

We strategically focus on facilitating mid-to long-term consumer loans with an average term of 12 months, as we believe such loan products are best positioned to generate attractive returns for our investors, and at the same time, capture the financing needs of quality borrowers. With a highly scalable capital-light business model, we have been able to grow our marketplace and reinforce our strengths through network effects.

Our marketplace appeals to high-quality investors by offering convenient and fast access to various investment opportunities with attractive returns. Our loan products featuring monthly principal and interest repayment provide investors with attractive liquidity. Our investors exhibit high levels of stickiness to our marketplace, and tend to invest increasing amounts of funds on our marketplace over time. In 2019, the average investment amount of our investors was approximately RMB113,775 (US$16,343), while the average investment amount of repeat investors reached approximately RMB130,387 (US$18,729). The total investment volume facilitated by us from individual investors was RMB22.2 billion (US$3.2 billion) in 2019, 97.6% of which was contributed by repeat investors who had successfully invested on our marketplace before. In 2019, 94.6% of our investors invested in our Youdaozhitou automated investment programs, which automatically match investors and borrowers and reinvest investment proceeds in accordance with investors’ preferred investment period and loan duration. In addition, we have established a vibrant secondary loan market on our marketplace where investors can transfer their loan assets to other investors. Our ability to match loan terms and investment periods effectively offers our investors flexible options to exit their investments. Our borrowers are typically creditworthy individuals with stable salary income and/or credit history but underserved by traditional financial institutions. We primarily utilize diverse online borrower acquisition channels including online advertising channels such as websites, search engines, app stores as well as online partnerships with online traffic marketplaces which have access to quality borrowers. Our online average borrower acquisition cost per new borrower was RMB208.1 (US$29.9) in 2019, representing 2.5% of the average loan principal borrowed by our borrowers in 2019. We offer online standard loan products with fixed terms and repayment schedules generally ranging from RMB2,500 to RMB30,000 via the Niwodai borrower app and our website.

We operate a highly secure and open platform with a proprietary and effective risk assessment model and a comprehensive risk management system. We build our risk assessment model based on our first-hand and proprietary user and transaction data generated from our loan process as well as multiple layers of background and behavioral data from more than ten third-party sources. Our model employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. We have also established reliable systematic risk management procedures. To supplement our risk management efforts, we also selectively collaborate with expert consultants with strong credit assessment capabilities to help us further screen and re-assess the creditworthiness of applicants and identify creditworthy potential borrowers based on desensitized user data.

We generate revenues primarily from fees charged for our services in matching investors and borrowers and for other services we provide over the term of a loan. We generally collect service fees from our borrowers, and on limited occasions from our investors for our automated investment program services and for loan transfers over our secondary market. From the third quarter of 2019, we started to expand our investor base to institutional funding partners, including banks, trusts and microcredit companies. We charge service fees for the facilitation of loan transactions between borrowers and institutional funding partners. As an online finance marketplace, we do not use our own capital to invest in loans facilitated through our marketplace.

Our Users

Borrowers

We target the large and growing number of creditworthy individual borrowers in China who are underserved by traditional financial institutions and receptive to online finance solutions. Our borrowers typically belong to the young urban working class with stable salary and/or credit history.

From the launch of our business through December 31, 2019, we had successfully facilitated loan transactions for over 8.4 million borrowers. The number of our borrowers grew by 10.8 times from approximately 0.2 million in 2016 to approximately 2.3 million in 2019. We strategically target the young generation and cultivate their loyalty on our marketplace, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. In 2019, 78.2% of our borrowers were between 20 and 35 years of age.

Investors

Our target investors are mainly individuals living in major cities in China. We seek to attract individual investors and provide them with attractive alternative investment opportunities. Our individual investors increased from 272,591 in 2017 to 331,713 in 2018 and the investment volume provided by individual investors increased from RMB21,769 million in 2017 to RMB26,783 million in 2018. In 2019, our individual investors decreased to 194,918 and the investment volume provided by individual investors decreased to RMB22,177 million (US$3,186 million), primarily due to our efforts in respond to the new government policy set forth in Circular 1 requiring online lending intermediaries to reduce their number of investors, business volume and number of borrowers.

From the third quarter of 2019, we started to expand our investor base to institutional funding partners, including banks, trusts and microcredit companies. In 2019, we had seven institutional funding partners and they invested an aggregate investment volume of RMB0.8 billion (US$0.1 billion), representing 3.7% of the total investment volume facilitated by us in 2019. We expect these institutional funding partners to provide stable funding to borrowers on our marketplace, which will allow us to increase our loan origination volume and generate more revenue. We will further develop our cooperation with institutional funding partners in 2020.

Our investors exhibit high level of stickiness to our marketplace, and tend to invest increasing amounts of funds over time. Out of the total investment volume facilitated through our marketplace from individual investors in 2017, 2018 and 2019, 92.0%, 96.8% and 97.6%, respectively, was attributable to repeat investors who had successfully invested through our marketplace before. In addition, 57.6%, 79.6% and 85.2% of our investors in 2017, 2018 and 2019, respectively, were repeat investors. The average investment amount of our repeat investors reached approximately RMB130,387 (US$18,729) in 2019, while the average investment amount of all of our individual investors was approximately RMB113,775 (US$16,343) in 2019.

Our Products and Services

Loan Products Offered to Borrowers

We offer primarily standard loan products, which are all unsecured consumer loans to our borrowers. Currently, we only offer online standard products. All of the loans facilitated through our marketplace feature fixed interest rates. To provide a transparent marketplace, interest rates, service fees and other charges are all clearly disclosed to borrowers upfront.

Online standard loan products

We currently offer standard loan products with a term of 12 months. The APR for our online standard loan products is typically 36%. We offer online standard loan products to borrowers we engaged online or through offline-to-online channels. We strategically design our products to target borrowers with different types of available credentials and therefore different credit limits varying from RMB1,000 to RMB50,000. Previously, we offered three types of online standard loans with different type of available credentials and different credit limits as follows and we began to offer Jiafudai in 2019, which covers all the credit limits range and credentials requirements of Jiaka, Jiaying and Miaola.

Name	Credentials Required	Range of Credit Limit
Jiaka	Credit card information	RMB3,000 – RMB30,000
Jiaying	Payroll, social security account or housing provident account information	RMB4,000 – RMB50,000
Miaola	No major credential requirement	RMB1,000 – RMB8,000

Offline loan products

We offered various offline products prior to February 2018 in the process of optimizing the mix of our loan products. We facilitated our offline loan products mainly to borrowers referred to us by our related party, Jiayin (Shanghai) Finance Information Service Co., Ltd. (“Jiayin (Shanghai)”), from its offline sales network. Certain of such offline products were also standard loans. Our offline standard loan products required similar credentials to our online standard loan products. We offered offline standard loan products ranging from RMB13,600 to RMB200,000 with a term ranging from 12 to 36 months. We also offered certain non-standard offline products on a trial basis. As of December 31, 2019, most of these offline loan products had been fully repaid.

Investment Services Offered to Individual Investors

We assist investors on our marketplace to allocate their assets into different consumer loan products through our Niwodai investor app. Investors may either use the self-discretionary investing tool or deploy our automated investment programs we offer to allocate and manage their investments.

Self-discretionary Investing Tool

Investors may directly invest in loans listed on our marketplace based on loan characteristics and borrower profiles. We provide a set of filters to help investors choose among thousands of loans on our marketplace. An investor can quickly identify specific loans based on screening criteria, such as interest rate, term, loan amount, borrower profile and the borrowing history of the borrower on our marketplace. The minimum threshold for an investing commitment made through our self-discretionary investing tool is RMB50 (US$7.3). Upon subscription to a specific loan, an investor agrees to lend a certain amount of funds to the borrower until maturity of the loan and the investor is not able to demand repayment or otherwise withdraw the investment during the term of the loan. Funds will be transferred from the investor’s account with our custodian bank, or the custody account, to the borrower once the loan is subscribed. Investors may liquidate their investment in the loan prior to its maturity by transferring their rights in the loan to another investor through our secondary loan market. See “—Secondary Loan Market.” Otherwise, upon maturity, the investment amount and interest will be deposited into the investor’s account. We do not charge any fees for the use of our self-discretionary investing tool. In 2019, approximately 7.0% of the total investment amount on our marketplace was invested using our self-discretionary investing tool.

Automated Investment Program

We offer automated investment programs through our Youdaozhitou service (有道智投), which allow our investors to enjoy attractive returns of various loan products available on our marketplace in an efficient manner. The automated investment programs are tailor-made for varied duration and investment goals through various program offerings. By opting for such investment programs, investors authorize us to make investments and when necessary transfer their creditors’ rights on their behalf to other investors on our marketplace. Upon the commitment of investments, investors deposit funds into their custody accounts and will be locked during the subscription period. During the subscription period, no investment returns will be generated. We automatically select loans with the same or similar duration and risk profile into our automated investment programs and our system automatically matches investments in the investment program to loans in accordance with investment timeline and duration of the loans, and at the same time, diversifies concentration risk and minimize liquidity risk as much as possible. Upon the expiration of the subscription period, an investor’s committed fund will automatically be invested by our system into one or multiple loans on our marketplace which will have the same aggregate principal amount as the investment amount. The loans will also have a weighted-average interest rate that is usually higher than the quoted expected rate of return of the investment program. Upon repayment of a loan within the investment period, the fund will be automatically reinvested according to investors’ prior authorization.

We strive to match investments with loans of the same duration at the time of the investment, however, in certain circumstances, we may fail to do so. As we historically offered offline loan products with a weighted average term of more than 30 months, these long-term offline loans were and will be matched with investments of shorter duration until the remaining term of such loans equals or become shorter than the investments on our marketplace. In addition, in view of the financing needs of our borrowers and investment appetite of our investors, we design our automated investment programs and determine the respective amounts of the automated investment programs of different investing periods to be offered to investors, based on approved loan applications to be funded and loans underlying outstanding automated investment programs which will be transferred. We incentivize investors to invest in the automated investment programs particularly in need of funding by adjusting the expected rate of return and providing vouchers and cash coupons to investors who invest in such automated investment programs. Despite our efforts, we may fail to estimate the amount of loans and investments in each of our automated investment programs, which will lead to potential duration mismatch between the loans and the investment programs. Further, as our automated investment programs reinvest the amount repaid by borrowers, the remaining term of such investment program is usually shorter than the loan products we offer. Upon maturity of the investing period, the automated investment program transfers the outstanding loans invested by such program on the secondary loan market, and repay investors principal and interest upon successful transfer of all loans invested by such automated investment program. During the investing period, investors are not allowed to withdraw their funds from the investment program with fixed investing periods. Investors are also not allowed to transfer their investment on the secondary market during the first period of the investment program immediately after its subscription period, or the close period, which ranges from one to three months. Depending on different investment programs, the minimum investment amount into the automated investment programs ranges from RMB50 to RMB5,000. The expected return of such investment programs is generally between 5.0% to 11.0%, taking into account promotional campaigns we initiate from time to time. We charged an average service fee for the automated investment programs of approximately 1.1% of the investment return in 2019. Upon the expiration of the investment period, our system automatically disburses the principal and the return of the investment, net of the service fee to the investor’s account with our custodian bank.

Set forth below is a summary of our major automated investment programs:

Investment Programs	Investment Features
Fixed investing periods	Up to 18 months. Principals and interests are collected at the end of the investing period. Investors cannot extend the investing period at maturity. However, investors may elect to reinvest their investment proceeds in a new investment program with fixed investing periods upon the maturity of the current investment program. In 2017, 2018 and 2019, the average investing period was 252 days, 246 days, and 203 days, respectively.

Step-up returns	There is no fixed term for the step-up return program. Investments in the step-up returns program will be automatically reinvested until the investor opts to transfer his or her creditor’s rights of the loans in the program in the secondary loan market. Investors are eligible to transfer their investments after the close period which currently is a month. A longer commitment of funds is rewarded with progressive interest rates.

In 2017, 2018 and 2019, the average amount invested by each investor through our automated investment programs was RMB70,577, RMB78,130 and RMB112,340 (US$16,137), respectively. In 2017, 2018 and 2019, the average annualized rate of return of such investments was 9.2%, 9.5% and 9.5%, respectively.

In July 2018, we started to provide a Class B investment program to certain investors with higher risk tolerance in exchange for higher earnings. Such investment program is available to repeat investors on an invitation-only basis. We gradually terminated the Class B investment program in 2019. See “—Investor Assurance Programs—Investor Assurance Program by Partnering with Class B Investors.”

Secondary Loan Market

We have established a secondary loan market on our marketplace to provide flexible options for exiting investments. Loans held by investors for no less than 30 days and with principal balances of no less than RMB50 (US$7.3) may be posted on our marketplace for transfer once certain other conditions are met. Investments in our automated investment programs may also be transferred on the secondary loan market upon the expiration of the close period. When an investor elects to transfer his or her investment in the automated investment program, all loans under such investment will be posted on the secondary market at the same time. Our automated investment program may also automatically initiate transfers to optimize the matching of durations of the loans and investments. See “—Automated Investment Program.” We expect such transfers initiated by automated investment program to decrease as the historical long term loans wind down. In 2019, 5.9% of the volume of the loans transferred on the secondary loan market was initiated by our investors, and 94.1% of the volume of loans transferred on the secondary loan market was initiated automatically. Once a loan is available on the secondary market, our system automatically matches the loan with automated investment programs, and loans not matched with automated investment programs will be posted for investors’ selection.

To facilitate the loan transfer, our system automatically generates a transfer price, which equals the sum of outstanding principal amount and accumulated return. Upon a successful transfer, the transferor will be charged a transfer service fee at a rate of 3% of the transfer price. In 2017, 2018 and 2019, the total transfer service fee we charged was approximately RMB0.7 million, RMB1.5 million and RMB1.9 million, respectively. Investors may withdraw the offers to transfer at any time before such offers are accepted by transferees. Once an offer to transfer is accepted by a transferee, our system will automatically instruct the custodian bank to debit the transferee’s account of the amount of the transfer price and credit the transferor’s account for the transfer price minus the transfer service fees, which will be paid to us, and the transferee will become the creditor of the transferred loan at the same time. If the transfer fails to be completed within 48 hours after a loan is posted, the post will be automatically taken off our secondary loan market and investors may elect to transfer again at any time.

Although a successful transfer is not guaranteed, substantially all of the loans listed on our secondary market was successfully transferred within one day in 2017, 2018 and 2019. In 2019, more than 99.9% of the loans was successfully transferred on the first attempt during such periods. In 2017, 2018 and 2019, the total investment volume on our secondary loan market was RMB14.9 billion, RMB24.0 billion and RMB25.0 billion (US$3.6 billion), respectively, equals to approximately 97.2%, 101.2% and 136.9% of our loan origination volume, respectively, which does not include the investment volume on our secondary loan market, in the respective periods.

Investment Services Offered to Institutional Funding Partners

From the third quarter of 2019, we started to expand our investor base of individuals to institutional funding partners, including banks, trusts and microcredit companies.

We introduce borrowers to our institutional funding partners and provide preliminary risk assessment services as well as other services to them. The service arrangement between our institutional funding partners and us varies depending on the type of institutional funding partners. For institutional funding partners with a license to extend loans, such as banks, online microcredit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2019, we had seven institutional funding partners and they invested an aggregate investment volume of RMB0.8 billion (US$0.1 billion), representing 3.7% of the total investment volume facilitated by us in 2019.

Borrower and Investor Acquisition and Retention

Borrower Acquisition and Retention

We utilize various online channels to attract individual borrowers to our marketplace. Our online channels primarily include:

•

Online advertising. We work with app stores to promote our mobile apps and place online advertisements with various Internet companies. We also purchase paid advertisement placements on major online search engines in China.

•	Online Partnerships. We collaborate with certain online traffic marketplaces which have access to quality borrowers and acquire through those marketplace.

Such expenses are recorded as sales and marketing expenses on the consolidated statements of comprehensive income. The borrower acquisition cost per new borrower was RMB129, RMB172 and RMB208 in 2017, 2018 and 2019, respectively. The borrower acquisition cost per new borrower increased from 2018 to 2019 primarily due to the general increase in advertising cost in the whole market.

Investor Acquisition and Retention

We advertise our brand and investment services on search engines, app stores and third-party portal websites. We also engage in various branding initiatives such as advertising our Niwodai brand on TV shows and sports games, to enhance our brand awareness. In addition, we believe reputation and word-of-mouth drive continued organic growth in our investor base. Such expenses are recorded as sales and marketing expenses on the consolidated statements of comprehensive income.

We conduct a variety of promotional campaigns to attract investors, including referral rewards, log-in rewards, vouchers and cash coupons. We sometimes launch promotional campaigns where investors can enjoy a higher expected annualized rate of return if the investment is made within the campaign period to attract new investors and to enhance investor retention and loyalty. We also send text message reminders to existing investors to notify them of our campaigns and available coupons. These promotional campaigns are recorded as incentives to investors in a form that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in the products they purchase, which are accounted for as a reduction of revenue.

We provided a higher amount of incentives to repeat investors than new investors because our repeat investors contributed to a larger investment volume than new investors. In 2017, 2018 and 2019, repeat investors contributed to 92.0%, 96.8% and 97.6% of the total investment volume from individual investors of RMB21.8 billion, RMB26.8 billion and RMB22.2 billion (US$3.2 billion), respectively. In order to attract more new investors, we have paid higher incentives to new investors than repeat investors for the same investment amount.

The amount of incentives and sales and marketing expenses we incurred in connection with each investment volume of RMB1 million for individual investors in the periods indicated are set forth below.

	Year Ended December 31,
	2017			2018			2019
	Incentives	S&M Expenses	Total	Incentives	S&M Expenses	Total	Incentives	S&M Expenses	Total
	(in RMB thousands)
New individual investors	42.0	47.5	89.5	154.7	29.3	184.0	181.98	56.03	238.01
Repeat investors	5.3	2.5	7.8	11.1	3.8	14.9	17.06	5.25	22.31

Set forth below is our investor acquisition cost per individual investor, including sales and marketing expenses and incentives provided to them for the periods indicated:

	Year Ended December 31,
	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(US)
New individual investor	811	894	1,879	270
Repeat investor	1,947	2,501	3,786	544

Our individual investor acquisition cost for both new and repeat investors kept increasing from 2017 to 2019 both on a per investment volume and a per investor basis, which was in line with the increased costs for attracting investors and funding in the industry.

Our Marketplace and Transaction Processes

We provide a streamlined and smooth user experience for investors and borrowers. The process on our mobile apps and website is designed to be simple, seamless and efficient while our marketplace leverages sophisticated, proprietary technologies to make it possible.

Transaction Process for Individual Investors

Transaction Process for Institutional Funding Partners

Transaction Process for Individual Investors

Application

After an individual investor has used a mobile phone number to register a user account on our marketplace, he or she is required to provide his or her name and identity card number and link one of his or her bank accounts with the user account with us before the user can make an investment.

Investment and Loan Allocation

An individual investor on our marketplace needs to open a personal custody account with our custodian bank. The individual investor may deposit funds from his or her linked bank account into the custody account. When making an investment utilizing the self-discretionary investing tool, pursuant to the multilateral loan agreement the individual investor authorizes the custodian bank on his or her behalf to allocate funds to the borrower. For individual investors opting for the automated investment programs, upon expiration of the subscription period, our system will automatically match the investment with one or more loans in the relevant automated investment program and generate multilateral loan agreements accordingly. Our system automatically reinvests the individual investor’s investment proceeds as soon as a loan is repaid during the term of the investment program, enabling individual investors to accelerate reinvestment of repayments they receive without having to revisit our app. We offered investor assurance programs to repay investors on our marketplace for loans that are past due. See “—User Protection—Investor Assurance Programs.”

Transfer

Our individual investors may elect to transfer his investment in selected loans or all loans in an investment program to other investors after a close period. Such loans are placed on the secondary loan market. Once another individual investor commits to buying such loan, we instruct the custodian bank to transfer the corresponding funds from the purchasing investor to the transferring individual investor, net of the service fees to us.

Transaction Process for Institutional Funding Partners

Our institutional funding partners provide us with pre-determined criteria for borrowers and we will use our credit assessment model to assess the applicants in our marketplace and select qualified applicants for the institutional funding partners for further approval. Institutional funding partners will assess the applicants through their own credit assessment process and once they approve the loans, our system will generate a multilateral loan agreement among the borrower, the institutional partner and us, which will become effective immediately. We will then instruct the institutional partner to transfer the funding to the borrower’s account directly and we are also not involved in the repayment of principal and interest between borrowers and institutional funding partners.

Transaction Process for Borrowers

Application

An applicant can submit a loan application after he or she has registered a user account using a valid mobile phone number. First-time applicants are required to present their PRC identity cards to us via their phone camera or webcam for identity verification. The images of their identity cards will be automatically captured and recognized by our authentication module and authenticated against personal identity data in the database of the Ministry of Public Security of China. In addition, based on the instructions within our Niwodai borrower app or on our website, applicants are also required to do specific poses facing the front camera to complete automatic biometric recognition. Our system authenticates the face recognition result against the database of the Ministry of Public Security of China to detect if it matches the identity card provided by the applicant.

In addition to the identity card, applicants are required to provide basic personal information, including educational level, marital status, occupation, address and bank account information for our credit assessment. Applicants also authorize us to collect data from third parties for purposes of credit assessment. If the applicants have previously applied for loans through our marketplace, they do not need to go through the procedures again, but may supplement or update their personal information if there are any changes. Furthermore, certain loan products require applicants to provide other specific credentials, including credit card information, payroll or housing funding account information.

Credit Assessment and Approval

Our credit assessment model automatically computes a credit score for the applicant upon receipt of his or her credit information. The system then assigns a credit limit, annualized fixed interest rate and service fee rates for the corresponding score to the applicant if the application is approved. If the applicants have previously applied for loans on our marketplace, their credit scores may be adjusted upwards or downwards based on their performance of repayment obligations and updated personal information. Please see “—Credit Assessment and Risk Management System” for a detailed description of our credit assessment and risk management system. For funds provided by institutional funding partners, we only pre-screen the applicants and qualified applicants still need approvals from the institutional funding partners.

Funding

After obtaining credit approval, prospective borrowers may submit the final request with loan amount and loan term within the limit of the credit approval. Our automated investment programs will first try to match the prospective borrowers’ applications with individual investors that have subscribed to such programs. If the loan has not been matched automatically through automated investment programs, it will then be listed on our marketplace for individual investors to view and subscribe. Although there is no guarantee of full subscription, given our sophisticated algorithms and sufficient funding availability, it normally takes less than 70 minutes for a loan to be fully subscribed. Upon the full subscription of a loan (including through our automated investment programs), our system will automatically generate a multilateral loan agreement among the borrower, one or multiple prospective individual investors and us which will become effective immediately. We will then instruct the custodian bank to transfer the funding from the individual investors’ account to the borrower’s account. We currently do not collect any upfront service fee from borrowers.

For funds provided by institutional funding partners, upon confirmation of the loan amount by the borrower and credit approval from the institutional funding partners, our system will generate a multilateral loan agreement among the borrower, the institutional partner and us, which will become effective immediately. We will then instruct the institutional partner to transfer the funding to the borrower’s account directly.

Loan Servicing and Collection

We provide repayment reminder services through our in-app notification or SMSs by our service representatives before the due date for each scheduled repayment. Repayments are typically made automatically as the custodian bank collect the amount due from borrower’s account as authorized. We charge penalties on a per day basis for past due loan principal. Our borrowers may elect to make full prepayment of outstanding principal prior to the scheduled repayment dates once three months have elapsed since origination. We collected the first six months’ scheduled service fees regardless of any full principal prepayment prior to six months as prepayment service fee. Starting from 2018, we shifted from scheduling all service fees in the first six months to the first two months for the majority of the loans.

In the event of a repayment default, we utilize different strategies based on the severity of the delinquency.

•	Upon three days prior to the due date, SMS reminders are sent automatically to borrowers.

•	Upon one day prior to the due date, voice message reminders are sent automatically to borrowers.

•

Within one to two days past due, we will make automatic voice calls to the defaulting borrowers; after two days and within seven days, we will contact the defaulting borrower by phone to understand reasons for the nonpayment and inform them of consequences of past-due repayments.

•	After a loan is past due for over seven days, we constantly contact the defaulting borrowers to remind them to repay the defaulting loan.

•	Once a payment is past due for eight days, we report information of the defaulting borrower to Baihang Credit.

•

Once a payment is past due for more than 60 days, we initiate judicial proceedings against the defaulting borrower or resort to online arbitration and judicial enforcement of the arbitration award. We have included in the multilateral loan agreement an arbitration clause which elects online arbitration as dispute resolution method since July 2018. We believe such online arbitration will allow us to quickly enforce our rights and recover the repayment amount we made on behalf of the defaulting borrower and other fees and expenses.

Our system automatically tracks the performance of each of our individual loans, and conducts or reminds our collection staff to undertake these collection measures. We continuously monitor the performance of each of our individual loans.

We outsource most of our collection services to third-party collection agencies while maintaining a small in-house collection team. We generally utilize our in-house team to collect loans past due for a shorter period of time, and engage third-party collection agencies to collect loans past due for a longer period of time. We also engage third party law firms to assist us in judicial proceedings. We set up key performance indicators, or KPIs, for our in-house collection team and third-party collection agencies to evaluate their collection efficiency and compliance with relevant laws, regulations and internal procedures. Our collection quality assurance team continuously monitors the performance and compliance of our in-house collection team and third-party collection agencies to ensure that they employ appropriate collection methods to achieve better collection performance through KPI tracking, phone call recording assessment, complaint call feedback, internal training and examination.

We became one of the first individual lending marketplaces to share credit information with Baihang Credit in January 2019. We believe our collaboration with Baihang Credit will benefit our loan collection efforts, as this aggregation of data will undermine the capability of these borrowers to obtain future credit from other marketplaces that shares data with Baihang Credit, which will pressure defaulting borrowers to become more willing to repay our loans.

Credit Assessment and Risk Management System

We operate a highly secure and open platform with proprietary and effective credit assessment model and comprehensive risk management system. Leveraging advanced technologies, including artificial intelligence and big data analytics, we continuously refine, test and optimize our model as our marketplace continues to accumulate and collect more credit data in our operations.

Our credit assessment model and risk management system have undergone significant evolution. We have been building an online credit assessment model since the launch of our online marketplace in December 2015. As we engaged substantial numbers of borrowers offline in 2016 and 2017, we collected information of such borrowers offline in collaboration with our related party Jiayin Credit and manually input such information into our system. We also utilized traditional risk management methodologies such as in-person interviews for borrowers engaged offline for a brief period after the inception of our business. Our borrower engagement efforts gradually shifted from offline to online as our online credit assessment capabilities improved. We no longer offer offline loan products since February 2018 and have fully automated data collection and risk management methodologies accordingly.

Data Collection and Pre-processing

The first step of our credit assessment process is to collect data from the applicant, which consists of information directly provided by the applicant and information that we collect from third parties with the applicant’s authorization. The list below presents the typical types of data that we used as input for our credit assessment.

Proprietary Data	Data from Third Parties

•  Data directly provided by the applicant, including PRC identity card OCR verification and live biometric verification as well as the applicant’s debit/credit card number or bank card number, mobile number, social security account and housing provident account information, job-related information, self-reported income and debt information and education degree

•  Mobile communication behavior and device related information

•  Historical credit data accumulated through our marketplace

•  Behavioral data of the applicant’s behavior on our marketplace

•  Repayment performance data for repeat borrowers

•  Personal identity information maintained by an organization authorized by the Ministry of Public Security of China

•  Credit assessment result from third-parties

•  Online data maintained by industry anti-fraud service providers for cross-checking

•  Online data from Internet service providers

•  Online shopping and payment behaviors on certain popular Chinese online retail and mobile commerce platforms

•  Recent application of loans in other consumer lending platforms

•  Transaction related information of applicant’s debt card

We feed the raw, unstructured data that we collect into our data pre-processing module to generate high quality structured data as input for our credit assessment modules. Our data pre-processing procedures involve data cleaning, data normalization and feature extraction.

Credit Assessment Model

Our credit assessment system includes three main modules-authentication module, anti-fraud module and scorecard module. In addition, we collaborate with expert consultants to supplement our own credit assessment model.

•	Authentication Module

The authentication module is a personal information authentication system that verifies and authenticates the identity of the applicant through the information provided by the applicant and third parties. With OCR and facial recognition technologies, the authentication module is able to automatically verify the identity card provided by applicants and their self-taken video against the Ministry of Public Security identity card database. We also cross check the personal and credit information, including social insurance and housing provident account information, against data from third parties to verify the authenticity of the data.

•	Anti-Fraud Module

We have a large database of past fraud accounts information and sophisticated rules in detecting fraudulent behaviors. We have been working closely with multiple partners in a joint effort to identify emerging fraudulent schemes, scams, trends, threats, and criminal organizations and have accumulated massive data relating to fraud. The database we maintain enables us to fine-tune the rules we set and enhance our fraud detection capabilities. Utilizing graph mining technology, this module analyzes each applicant’s social proximity or relationships, such as through phone calls and SMSs, to known fraudsters in our database to determine the applicant’s likelihood of also being a fraudster. In addition, this module also takes into consideration variables such as specific login device, GPS location, IP address and WiFi network connectivity to detect inconsistency and unusual features of applicants. We also continuously evolve this module to detect fraud clusters across device, environment, behavior and social dimensions. We also maintain a blacklist after detecting any fraudulent borrowers.

•	Scorecard Module

After a prospective borrower has passed the fraud detection module, we initiate a credit review using our proprietary scorecard module to generate a score for the prospective borrower, which ultimately drives the decision on whether to extend credit and the amount to be extended. Our scorecard module utilizes data we collected from the borrower, such as the credit card transaction record and repayment history, social security and housing provident account information, and data from external parties we are authorized by the borrower to collect. We generally assign the highest score for borrowers who demonstrate the most solid financial position and consistent repayment history. We started using the scorecard module since 2016 and it evolved over time as our product mix evolved and our credit assessment capabilities improve. As part of our credit assessment efforts, we also adapt our scorecard module to our borrower base, which shifted from offline to online and has evolved as we engage borrowers through different channels from time to time. Our scorecard module analyzes a different set of data for each loan application compared to earlier versions of the module and we continually test, validate and optimize it by changing the types of data it analyzes and the relative weights of various types of data. In particular, as the quality and availability of various data from third parties which is input in our scorecard module changes over time, we refine our scorecard module accordingly. We currently collaborate with more than 10 third-party data providers. Continuously refined by machine learning algorithms and the high volume of transaction data we collect, especially proprietary credit repayment records, our scorecard module currently analyzes a large number of variables for each loan application and enables us to better differentiate between creditworthy borrowers and lower quality borrowers. We also enhanced the stability of our scorecard module in view of increased amounts of loan applications we receive. As our credit assessment capabilities evolve, we are increasingly capable of identifying creditworthy borrowers, some of which we were unable to identify previously. We also benefit from the growth of our marketplace and the larger pool of borrower applicants our marketplace attracts, among which we are able to identify more creditworthy borrowers. As such, the credit scores generated by our scorecard module are not directly comparable across different time periods. Currently, the credit scores of our borrowers range from 0 to 100, while 100 represents the lowest credit risk associated with the borrower and 0 represents the highest. We generally reject borrowers with a credit score lower than 0, who we believe have low repayment willingness or capability. Set forth below is a breakdown of loan origination volume by the range of the credit scores of our borrowers as of the time of the loan origination.

	2017		2018		2019
Credit Risk Level	(in RMB millions)%		(in RMB millions)%		(in RMB millions)%
60+	213	1.5	2,092	8.8	7,843	41.2
40-60	7,593	51.8	9,542	40.3	6,607	34.7
20-40	2,412	16.5	8,355	35.3	2,862	15.0
0-20	4,439	30.2	3,676	15.6	1,741	9.1
Total	14,657	100.0	23,665	100.0	19,053	100.0

•	Open Credit Assessment Platform

We utilize an open risk management platform. In addition to the credit assessment efforts of our risk management team, we cooperate with leading expert consultants to improve our credit assessment modules from time to time. Following our strict data security policies, we open credit assessment platforms to these expert consultants, where they have access to a limited amount of desensitized, grouped and tagged borrower data, based on which they use such data to develop their own credit assessment models. After we exhaust our internal credit assessment model, we engage reputable third-party expert consultants to help further screen and re-assess the creditworthiness of applicants and identify creditworthy potential borrowers. We deploy and test new models developed by our expert consultants on an ongoing basis for a small portion of users in our test environment. We monitor the subsequent loan performance through repayment cycles and agree for the expert consultants to roll out a new model after it is confirmed to maintain superior credit quality while achieving low delinquency rate. Our expert consultants receive a certain percentage of the service fees we receive from the borrowers. We can incorporate successful models of our expert consultants to our credit assessment model with their consent. At the same time, we continuously refine our own credit assessment model in order to benefit from such cooperation with our expert consultants. We account for the rate and performance of borrowers identified by expert consultants when we evaluate the performance of our internal risk management team. We believe such open platform incentivizes vibrant and healthy collaboration and competition among our internal credit assessment team and our expert consultants.

Pricing

Our credit assessment model automatically assigns the appropriate credit line, monthly interest rate and amount of service fees for each approved applicant based on the result of credit assessment and our risk management strategies. Borrowers’ credit assessment results may be adjusted based on their performance of repayment obligation and updated personal information. Rejected applicants may also become eligible for reapplication after a certain period of time based on our proprietary risk management strategies.

Risk Management Team

We have a risk management committee, comprised of nine members, that meets regularly to examine the credit, liquidity and operational risks on our marketplace. Our risk management team is responsible for designing and implementing the risk management and credit assessment policies and processes, loan performance analysis, credit model validation and credit decisioning performance. Our risk management team engage in various risk management activities, including reporting on performance trends, monitoring of loan concentrations and stability, performing economic stress tests on loans, randomly auditing loan decisions by our credit assessment model and conducting peer benchmarking and external risk assessments.

User Protection

We have adopted policies and taken measures to cultivate a risk-cognizant culture. Whenever an investor intends to make an investment, our system will remind the investor to read the risk awareness disclosure showing risks related to the investment.

Custodian Bank and Third-Party Payment Service Providers

We engaged Hengfeng Bank to provide fund custody services for our marketplace, pursuant to which Hengfeng Bank set up separate custody accounts for our individual investors and borrowers, and assumed fund custody functions including settlement, accounting and safeguarding funds flow through our marketplace from June 2017 to December 2019. From December 2019, we engaged AIBANK as our custodian services provider, which provided the same custody services as Hengfeng Bank. We cooperate with third-party payment service providers to transfer funds between bank accounts of our investors and borrowers and their custody accounts.

Investor Assurance Programs

Investor Assurance Program Managed by Us

We established an investor assurance program which was primarily in the form of a risk reserve fund contributed by borrowers to repay investors on our marketplace for loans prior to April 28, 2018 that were past due and to provide guarantee to investors through the same investor assurance program that was acquired from Niwodai Finance. In accordance with the policy of such investor assurance program, such investor assurance program covered on a portfolio basis the principal and interest of defaulted loans, payable on a first-loss basis up to the balance of the investor assurance program. Default payments to investors could only be made from the restricted cash accounts held for the investor assurance program. If the cash balance was depleted in those accounts, we might, at our discretion, transfer additional cash to these restricted cash accounts. Once the investor was paid for a borrower’s default, any future amount recovered would be contributed into the investor assurance program and we compensated investors once the investor assurance program was replenished again. As a result, investors would bear the risk that they would not be able to fully recover their investment principal and unpaid interest.

The risk reserve fund for all loans facilitated before April 28, 2018 was managed by Shanghai Caiyin, which was a consolidated affiliated entity of our Company before we disposed of it in 2019. After the disposal, we are not subject to the guarantee liabilities arising from the investor assurance program maintained by Shanghai Caiyin.

Investor Assurance Program Managed by an Independent Third Party Guarantor

On April 28, 2018, we began to partner with an independent third party guarantor to provide investor assurance program services for loans newly facilitated since after. In July 2018, we introduced another third party guarantor. Each of the third party guarantors enters into credit consulting and service agreement with borrowers and us for loans covered by the respective investor assurance programs managed by them. Borrowers pay service fees for such services directly to the guarantor, which will be deposited in the respective investor assurance program. Investments made by investors on those loans are protected by the respective investor protection program to the extent of the existing balance of the fund within such investor assurance program. The service fee rate for such loans is agreed upon by us and the third party guarantors. We no longer operate investor assurance program for these loans. As of December 31, 2019, 100% of the outstanding principal of loans between individual investors and borrowers facilitated by us were covered by the investor assurance program managed by third party guarantors.

Investor Assurance Program by Partnering with Class B Investors

In July 2018, we launched investor assurance programs by partnering with selective investors, or the Class B investors, who have a higher risk tolerance in exchange for higher earnings in managing the investor assurance for the other investors who invest in the same loan product but with lower level of risk tolerance, or the Class A investors. The minimum investment amount for such Class B investment program is RMB1 million. The investment of Class B investors are matched with a number of loans on our marketplace and each of such loans are matched with Class A and Class B investors at the same time. We adjust the ratio of the investment amount by Class A and Class B investors in each loan based on projection of the loan performance. We have stopped the investor assurance program by partnering with Class B investors and there was no new Class B Investors in 2019. As of December 31, 2019, there was no outstanding loans covered by investor assurance program partnering with Class B Investors.

Guarantee arrangements for institutional funding partners

For the loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for the unpaid principal and interest. In certain contracts, we also provide a secondary guarantee to the institutional funding partners in the event that the guarantee companies are unable to fully reimburse the institutional funding partners. To manage the risk exposure, we in turn obtain a back-to-back guarantee from another third party company. The fair value of our guarantee liabilities as a secondary guarantor was inconsequential and no compensation was made by us during the year of 2019. As of December 31, 2019, the outstanding loan balance for which we provide secondary guarantee was RMB487.2 million (US$70.0 million).

User Service

We believe that our dedication and devotion to superior user service is a significant contributor to our growth. To better serve our users, we adopt user-oriented business practices, including offering user service hotlines and online user service support on our mobile apps and WeChat account. We also offer clear and concise guidelines on our website and within our app to guide investors and borrowers throughout the transaction process. In addition, we provide an online discussion forum, where our current and potential users can communicate with each other and our user service agents. Finally, our user service team frequently reaches out to our users to seek their feedback. We maintain a user complaint feedback channel to improve our products and services. As of December 31, 2019, we had 108 employees in our dedicated user service department.

Overseas Development

Leveraging on the proprietary technology and operation experience accumulated in China, we are exploring business opportunities in other developing countries with a significant size of low-to mid- income population. We believe that these low-to mid- income populations is currently underserved by local financial systems similar to the financial market situation in China and our credit assessment and risk management system can be readily deployed in these countries.

We established our Indonesia office to supervise our development in the Southeast Asia. In December 2019, we successfully filed with the Indonesian Financial Services Authority and started to offer our online products in Indonesia, which is a key step for our application for license of peer to peer lending business. We also set up our Indian office at the end of 2019 and started to apply for the non-bank financial company license in India. We began to reach out to Vietnamese partners for potential cooperation since 2018 and had successfully established a joint venture company with local partners to conduct Internet finance business in 2019. In early 2020, we also acquired an Internet finance company in Mexico for our future development in South America. In addition, we set up a one-stop financial technology platform in Southeast Asia to provide customers with credit and risk control systems and have provided services to approximately 40 Vietnamese and Indonesian customers.

We plan to further explore overseas market in the future to better serve investors and borrowers in the Southeast Asia and other emerging markets with significant demands for consumer finance solutions. We will continue to cooperate with local partners with strong local presence and stable funding sources. With our risk management technologies and the local expertise of our partners, we believe we will be able to deliver accessible and convenient financial services to our overseas investors and borrowers.

Our Technology and IT Infrastructure

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, safeguarding information on our platform, increasing operational efficiency and enabling innovations. Principal components of our technology system include:

•

Big data analytics capabilities. Leveraging a massive user base, we have been continuously improving our data mining and user behavior analytics capabilities, which enable us to build a comprehensive credit profile for each borrower as the basis for our quick and accurate credit decisions. Our data mining and analytics capabilities also allow us to provide an array of automated investment programs to investors and empower numerous aspects of our operations, such as management of the loan lifecycle for borrowers, proprietary fraud detection, graph mining, risk management and financial modeling.

•

Artificial Intelligence technologies. We put together a dedicated team focusing on internal Artificial Intelligence technologies development. Based on the comprehensive range of voice, image and video data collected through our platform, we have strengthened our data-centric machine learning technologies. We also achieved important milestones in the areas of human-computer interaction, OCR and facial recognition, which have been utilized in our risk management system and enabled us to build up a secured and stable platform.

•

Highly automated process. Throughout the life cycle of our loan products, we maintain a highly automated management process to monitor the registration, application, verification, credit assessment, decision making, funding and collections, which enables our self-developed Niwodai apps to provide a superior user experience. Our user-friendly Niwodai apps grant investors and borrowers a convenient access to our product features, allow them to digest relevant information, and find the loan products that match their needs.

•

Data security. We maintain an effective cyber security system to monitor and manage the traffic to our platform on a real-time basis. Our system is designed to automatically defect suspicious activities and an alert will be instantly sent to our IT team. To minimize the risk of a cyber-attack, we keep and constantly update an internal blacklist of malicious IP addresses. For our daily operation, we collect and store certain personal information, including sensitive information such as people’s ID card numbers and bank accounts information. We retrieve such information only upon user’s consent and store all data in an encrypted form. We also implement multiple layers of security to insulate our databases from unauthorized access and use sophisticated security protocols for communication among applications.

•

Stability. We utilize multiple data centers in different cities and maintain data redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. We have implemented a disaster recovery program which enables us to react appropriately in an emergency and instantly start transferring our data to a back-up data center if needed.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 172 trademarks in the PRC. We are the registered holder of 21 domain names, including www.jiayinfintech.cn. We also have 49 copyrights for our proprietary techniques in connection with our systems.

Competition

Online individual finance market is an emerging industry in China. It provides a new means for consumers to obtain financing and for investors to seek new investment opportunities. As a leading online individual finance marketplace in China, we face fierce competition from other online marketplaces, online finance service providers as well as traditional financial institutions. Individual finance marketplaces which operate online platforms connecting investors and borrowers compete directly with us for both investors and borrowers. In addition, for borrowers, we compete with other online platforms that engage in the online leading business. We also compete with traditional financial institutions, including credit card issuers, individual finance business units in commercial banks and other individual finance companies. With respect to investors, we primarily compete with providers of other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate. Some of our larger competitors have substantially broader products or service offerings and richer financial resources to support heavy spending on sales and marketing. We believe that our ability to compete effectively for investors and borrowers depends on many factors, including the variety of our products, user experiences on our marketplace, the effectiveness of our risk management system, the returns offered to investors, our marketing and selling efforts and the strength and reputation of our brands.

In addition, as our business continues to grow rapidly, we face significant competition for talents, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and attract additional talents.

Regulation

This section sets forth a summary of the most significant laws, regulations and rules that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Online Individual Finance Services

Due to the relatively brief history of the online individual finance industry in China, the regulatory framework governing our industry has not developed comprehensively. Even though few specific regulations on online individual finance industry have been issued in the past few years, detailed guidance and interpretation has yet to be promulgated by the regulators. Under PRC laws and regulations, our business practice of online individual finance services is usually categorized as online lending information intermediary services.

Regulations on Online Peer-to-Peer Lending Intermediary Information Services

On July 18, 2015, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, were promulgated by ten PRC regulatory authorities, including the PBOC, the MIIT and the CBRC. The Guidelines define online peer-to-peer lending as direct lending between individuals through an online platform, which is under the supervision of the CBRC and governed by the PRC Contract Law , the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Pursuant to the Guidelines, a company that provides online peer-to-peer lending information intermediary services shall function clearly as an information intermediary and provide information services rather than provide credit enhancement services or engage in illegal fund-raising.

On April 12, 2016, the General Office of the State Council issued the Circular on Implementation Strategies Targeted towards Risks related to Online Finance Industry , which emphasizes that the online peer-to-peer lending information intermediary platforms shall operate as information intermediaries and must not engage in certain activities, including but not limited to, setting up capital pool, extending loans, raising illegal fund. Online peer-to-peer lending information intermediary platforms are also required to separate funds of lenders and borrowers from their own funds through custodian services provided by qualified banks. As the implementation rules for online peer-to-peer lending information intermediary platforms, on April 13, 2016, the CBRC issued the Circular on Implementation Scheme of Special Rectification of Risks in Online Peer-to-Peer Lending Industry. By categorizing the market players based on their different levels of legal compliance, the CBRC started to regulate the online peer-to-peer lending information intermediary service industry.

On August 17, 2016, the CBRC, the MIIT, the Ministry of Public Security of the PRC, or the MPS, and the CAC jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures.

The Interim Measures require the online peer-to-peer lending information intermediary service providers to (i) substantially include “online lending information intermediary” in its business scope filed with the local registration regulatory authority; (ii) complete a filing with local financial regulatory authority; and (iii) apply for appropriate telecommunication business license in accordance with relevant provisions issued by competent telecommunication regulatory authority after completion of the filing with local financial regulatory authority.

According to the Interim Measures, online peer-to-peer lending information intermediary service providers shall not engage in or accept entrustment to engage in certain activities, including, among others, (i) financing for themselves directly or indirectly, (ii) holding lenders’ funds, including accepting, collecting or gathering funds of lenders directly or indirectly, (iii) providing security to lenders or promising break-even principals and interests directly or in a disguised form, (iv) raising funds by issuing financial products on their own as wealth management products, (v) splitting the maturity term of any financing project, (vi) conducting securitization and (vii) operating equity crowd-funding.

The Interim Measures require that online peer-to-peer lending information intermediary service providers shall restrict the maximum balance of fund borrowed by the same borrower on the same online peer-to-peer lending information intermediary platform as well as on several such online peer-to-peer lending information intermediary platforms so as to prevent credit concentration risks. The maximum balance of fund borrowed by any individual on the same online peer-to-peer lending information intermediary platform shall be RMB200,000, and the aggregate maximum balance of fund borrowed by the same individual on all online peer-to-peer lending information intermediary platforms shall be RMB1,000,000. The maximum balance of funds borrowed by any entity or other kind of organization on the same online peer-to-peer lending information intermediary platform shall be RMB1,000,000, and the aggregate maximum balance of fund borrowed by any entity or other kind of organization on all online peer-to-peer lending information intermediary platforms shall be RMB5,000,000.

With respect to the online peer-to-peer lending information intermediary platforms established prior to the implementation of the Interim Measures, provided that such platforms have not been in compliance with the applicable requirements of the Interim Measures, the local financial regulatory authority would require such platforms to make correction or rectification within a 12-month transition period specified by the Interim Measures.

Pursuant to the Interim Measures, if an online peer-to-peer lending information intermediary service provider violates any applicable laws, regulations or relevant regulatory provisions relating to online peer-to-peer lending information intermediary services, sanctions could be imposed by the local financial regulatory authority or other relevant regulatory authorities, including, among others, supervision interviews, regulatory warning, correction order, condemnation, negative credit record and publication, fine up to RMB30,000, and criminal liabilities if the act constitutes a criminal offense.

In accordance with the Guidelines and the Interim Measures, the CBRC, the MIIT and the State Administration for Industry and Commerce jointly issued the Guidelines on the Filing-based Administration of the Online Lending Information Intermediaries on October 28, 2016, setting out detailed rules on the filing-based administrative regime of online lending information intermediaries that require local financial regulators to register, publicize and archive the basic information of online lending information intermediaries within their respective jurisdictions.

In accordance with the Guidelines and the Interim Measures, the CBRC issued the Guidelines on Funds Custodian Business in Online Lending Industry, or the Custodian Guidelines on February 22, 2017, which further clarifies the custodian requirement for the funds of lenders and borrowers held by online peer-to-peer lending information intermediary service providers. Pursuant to the Custodian Guidelines, an online peer-to-peer lending information intermediary service provider shall only designate one qualified commercial bank as its fund custodian institution for the funds of lenders and borrowers held by it. To the extent that the relevant online peer-to-peer lending information intermediary service providers and commercial banks are not in full compliance with the Custodian Guidelines, they are required to make correction or rectification within a six-month rectification period specified by the Custodian Guidelines.

In accordance with the Guidelines and the Interim Measures, the CBRC further issued the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries , or the Disclosure Guidelines, on August 23, 2017. The Disclosure Guidelines further clarifies the disclosure requirements for online peer-to-peer lending information intermediary service providers. Pursuant to the Disclosure Guidelines, online peer-to-peer lending information intermediary service providers shall disclose certain required information on their websites and all the other Internet channels, including mobile applications, WeChat or Weibo official account, including, among others, (i) the record-filing and registration information, the organization information, the examination and verification information, and transaction related information, including transactions matched through the online lending information intermediaries for the previous month, all of which shall be disclosed to the public; (ii) the basic information of the borrowers and the loans, the risk assessment of such loans, and the information of the outstanding transaction matched, all of which shall be disclosed to investors; and (iii) any event that would result in a material adverse effect to the operations of online lending information intermediaries, which shall be disclosed to the public within 48 hours upon occurrence. The Disclosure Guidelines also require online peer-to-peer lending information intermediary service providers to record all the disclosed information and keep such information in writing for no less than five years from the disclosure date. To the extent that the relevant online peer-to-peer lending information intermediary service providers are not in full compliance with the Disclosure Guidelines, they are required to make correction or rectification within a six-month rectification period specified by the Disclosure Guidelines.

On December 1, 2017, the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks jointly issued the Circular on Regulating and Rectifying of “Cash Loan” Services , or Circular 141. Circular 141 sets out the principles and general requirements for the conduct of “cash loan” business by online small loan companies, P2P platforms and banking financial institutions (for the purpose of Circular 141, including banks, trust companies and consumer financial companies). Circular 141 focuses on regulating the “cash loans” with features of no user scenario, specified uses of loan proceeds, specified customer base, or collateral, etc. Circular 141 sets forth several general principles with respect to the regulation of “cash loan” business, including: (i) no organization or individual may conduct the “cash loan” lending business without obtaining relevant approval; (ii) the aggregated borrowing costs of borrowers charged by institutions in the form of interest and various fees should be annualized and subject to the limit on interest rate of private lending provided by the judicial department; (iii) institutions engaged in cash, among others, loan business must follow the “know-your-customer” process and prudentially assess and determine the borrower’s suitability, credit limit and cooling-off period, etc.; and (iv) all institutions engaged in cash, among others, loan business must enhance their internal risk control and prudentially use the “data-driven” risk management models.

On December 8, 2017, the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks released the Notice on The Improvement and Acceptance of the Peer-to-Peer Online Lending Risk , or Circular 57. Circular 57 requires local financial regulator, local CBRC, the People’s Bank local branch, local public security, local communication administrative department and local AIC to jointly inspect and accept whether an internet lending information intermediary or P2P company complies with the Interim Measures. The P2P company can only be filed records, or P2P Filing, with the local financial regulator after receiving acceptance certificate or document issued jointly by local financial regulator and local CBRC. Normally, the P2P Filing should be completed before April 2018 according to the Circular 57. Circular 57 forbids several credit assignment models, including: (i) providing asset securitization services or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (ii) certain credit transfer from related individual party of the P2P company to the lender on the platform; and (iii) using credit right from the peer-to-peer lending platform as a pledge to borrow money from other lenders. In accordance with Circular 57, online lending marketplaces shall optimize their business portfolios continuously and manage the scale of their businesses. Marketplaces that have received rectification notices shall ensure steady decrease of the balance of non-compliant business on these marketplaces and shall not engage in any new non-compliant operations.

On August 13, 2018, the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks issued the Notice on Conducting Compliance Inspection on P2P Lending Platforms, or the Notice on Compliance Inspection, which requires that P2P lending platforms, local internet finance associations and relevant governmental authorities conduct compliance inspections based on a checklist of 108 compliance criteria and that such inspections shall be completed by December 31, 2018. The Notice on Compliance Inspection further states that only P2P lending platforms which pass the compliance check and satisfy a period of operations and tests may apply for filing.

It has been reported that in May 2017, the PBOC and other PRC regulatory agencies issued the Notice on Further Effectively Conducting the Special Campaign on Reorganizing and Rectification in Respect of Risks Related to the Internet Finance Market , or Circular 119, which classified enterprises in the Internet finance market into “compliant enterprises”, “enterprises to conduct rectifications” and “enterprises to be suspended.” Circular 119 further stipulated various procedures to be taken with respect to these three types of enterprises. It has been reported that Circular 119 requires an enterprise that have received any rectification notice from government agencies, or an “enterprise to conduct rectifications,” to promise, in its rectification plan, that it will not engage in any new non-compliant operations. Furthermore, such rectification plan shall provide a clear schedule for such enterprises to wind down and terminate all outstanding non-compliant business contracts and operations, which schedule in principal shall be no longer than one year, except if other specific regulation stipulates otherwise. Enterprises which refuse to rectify non-compliant activities, or fail to pass rectifying inspections, or engage in significant non-compliance shall be shut down in accordance with relevant regulations.

During the process of the Special Campaign, provincial government agencies shall ensure that the number of enterprises in the Internet finance market and relevant business scale in such province to decrease, which is commonly referred to as the Dual Decrease.

Furthermore, it has been reported that, according to Circular 175, except for large-scale peer-to-peer direct lending marketplaces that have not demonstrated any high-risk characteristics, which are generally referred to as Normal Marketplaces, other marketplaces, including shell companies with no substantive operation, small-scale marketplaces, marketplaces with high risks and marketplaces on which investors are not fully repaid or that are otherwise unable to operate their businesses, shall exit the peer-to-peer lending industry or cease operation. Normal Marketplaces shall cease operating businesses that are not in compliance with laws and regulations. Circular 175 also encourages certain Normal Marketplaces to convert into other types of online financing institutions such as online small loan companies or loan facilitation platforms. In accordance with Circular 175, Normal Marketplaces shall strictly manage the scale of its business and number of investors, follow the requirements of Dual Decrease and report relevant data to competent government agencies. According to Circular 175, the overarching objective of Circular 175 is for PRC government agencies to effect orderly exits of certain peer-to-peer direct lending marketplaces without inducing systematic risk in the financial system or causing significant social turbulence until only those marketplaces that are strictly in compliance with all relevant laws and regulations remain in operation in the peer-to-peer direct lending industry. The aforementioned summaries of Circular 119 and 175 are based on certain media reports, including alleged photocopies of Circular 119 and 175 presented in such reports. We have been advised by our PRC counsel, King & Wood Mallesons, that Circular 119 and 175 have not been officially issued to the public by any government agencies, and therefore, there are uncertainties as to the accuracy of the media reports, as well as the authenticity, meaning and application of Circular 119 and 175.

In addition, it has been reported that in January 2019, the Online Lending Rectification Office issued the Circular on Further Implementation of Online Lending Intermediaries Compliance Inspection and Follow-up Work, or Circular 1, which has not been officially published. According to Circular 1, for each administrative region the number of online lending intermediaries, the number of investors and the business volume therein shall be reduced, and with respect to an online lending intermediary, the number of investors, business volume and number of borrowers thereon shall also be reduced.

On November 28, 2019, the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks jointly issued the Guidelines on the Transformation of Online Lending Information Intermediaries into Small Loan Companies, which stipulates several basic requirements with respect to the transformation, including: (i) the existing business and financial management of the online peer-to-peer lending information intermediary provider is relatively compliant; (ii) the online peer-to-peer lending information intermediary provider and its actual controller and senior executives have no severe penalties, criminal records, verified complaint records in violation of PRC laws or illegal financial activities; (ii) the online peer-to-peer lending information intermediary provider have qualified shareholders, management team, feasible transformation plan and meet online operation requirements. As of the date of this annual report, we have not submitted an application for the transformation.

We have taken various measures to comply with the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines and other laws and regulations that are applicable to our business operations. For example, we have ceased certain practice that could be regarded as a form of credit enhancement or guarantee and engaged Hengfeng Bank as the fund custodian institution for the funds of individual lenders and borrowers before December 2019 and we began to engage AIBANK as our custodian institution since December 2019. However, given that detailed regulations and guidance in the area of online peer-to-peer lending information intermediary services are yet to be promulgated, we cannot be certain that our existing practice would not be deemed to violate any existing or future laws, regulations and rules. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The laws and regulations governing online individual finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Regulations Relating to Online Lending Business of Facilitating Institutional Lending Capital

Circular 141 imposes several requirements on financial institutions engaged in the “cash loan” business, including, among other things: (i) such financial institutions must not extend loans jointly with any entities that have not obtained the approval for the lending business, or provide funding to such entities for them to extend loans; (ii) with respect to the loan business conducted in cooperation with third-party entities, such financial institutions must not outsource their core business function (including the credit assessment and risk control). Loan facilitators shall return to its origin. Financial institutions must not accept any credit enhancement services, whether or not in a disguised form (including the commitment to taking default risks), provided by any third-party entities that lack the qualification to provide guarantee services; and (iii) such financial institutions must require and ensure that such third party entities do not charge any interests or fees from the borrowers.

Moreover, Circular 141 also sets forth certain specific requirements related to online small loan companies and banking financial institutions in cash loan business. Any violation of Circular 141 may result in penalties, including but not limited to suspensions of operation, orders to make rectification, condemnation, revocations of license, orders to cease business operation, and criminal liabilities.

In addition, on October 9, 2019, CBIRC issued the CBIRC Circular 37, which explicitly provides that institutions providing customer promotion, credit assessment and other services for various lending institutions shall not provide financing guarantee services without approval.

Regulations on Loans between Individuals

Pursuant to the PRC Contract Law, a contract is null and void under any of the following circumstances: (i) the contract is concluded through the use of fraud or coercion by one party and thereby damages the interest of the state; (ii) malicious collusion is conducted to damage the interest of the state, the community or any third parties; (iii) an illegitimate purpose is concealed under the guise of legitimate forms of acts; (iv) the contract damages the public interest; or (v) the mandatory provisions of the laws and administrative regulations are violated. A loan agreement becomes effective when an individual lender provides loan to an individual borrower provided that the agreement does not fall into any such circumstance under the PRC Contract Law .

In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which became effective on September 1, 2015, in the event that loans are made through an online peer-to-peer lending information intermediary platform and such platform only provides information intermediary services, courts shall dismiss any claim concerned against the platform demanding the repayment of loans by the platform as a guarantor.

In addition, the interest rates charged under the loan agreement shall not violate the applicable provisions of the PRC laws and regulations. The Private Lending Judicial Interpretations also provide that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community or any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. The interest rates of all our loan products are below 36% and certain loans financed by our automated loan investment programs have interest rates that exceed 24%. In addition, on August 4, 2017, the Supreme People’s Court issued the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases , which provides, among others, that (i) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high shall be supported by the PRC courts; and (ii) in the context of Internet finance disputes, if the online peer-to-peer lending information intermediary platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediate fee, it shall be determined as invalid. Furthermore, under Circular 141, the overall borrowing costs charged to borrowers should be calculated by loan interest together with all relevant fees and presented in an annualized form, which shall comply with above provisions on private lending. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Changes in PRC regulations relating to interest rates for marketplace and micro-credit lending could have a material adverse effect on our business.”

In addition, pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. We also provide loan transfer services on our platform where lenders can transfer the loans they hold to other lenders upon the maturity of the automated loan investment products.

Regulations on Sharing Information of and Imposing Disciplinary Measures on Discredited Parties subject to Enforcement

The Several Provisions on Announcement of the List of Discredited Parties Subject to Enforcement promulgated by the Supreme People’s Court on July 16, 2013, and amended on February 28, 2017, or Several Provisions, provides the framework for collecting and sharing information of discredited parties which are subject to law enforcement actions. According to the Several Provisions, where a party subject to enforcement fails to perform the obligations determined in a valid legal document, under any of the following circumstances, a people’s court shall record him/her in the list of discredited parties subject to enforcement, and impose credit-related disciplinary measures pursuant to the law in cases if: (i) he/she has the capacity to perform but refuses to perform the obligations determined in the valid legal document; (ii) he/she hinders or resists enforcement by way of forging evidence, violence or coercion; (iii) he/she circumvents enforcement by way of false lawsuit, false arbitration or concealment or removal of properties; (iv) there is a violation of property reporting system; (v) there is a violation of order to restrict consumption; or (vi) he/she refuses to perform settlement agreement for enforcement without a valid reason.

The Several Provisions further provide that people’s courts at all levels shall record the information of the discredited parties subject to enforcement in the database of the Supreme People’s Court, and announce such information to the public on a unified basis through such database. Furthermore, the people’s court at all levels may, based on the actual conditions of the locality, announce the list of discredited parties subject to enforcement by way of newspapers, radio, television, Internet, bulletin board of the court, and may hold press conference or engage other methods for announcement of implementation status of lists of discredited parties subject to enforcement by these courts and courts within their respective jurisdictions.

In accordance with the Notice on Issuing the Memorandum of Cooperation on Jointly Imposing Disciplinary Measures against Discredited Parties Subject to Enforcement promulgated by the NDRC and other government agencies on January 20, 2016, or the Joint Disciplinary Measures Memorandum, the NDRC will, on the basis of the national credit information sharing platform, establish a system for joint disciplinary measures against discredited acts. Through said system, Supreme People’s court shall provide other governmental agencies who have signed this Joint Disciplinary Measures Memorandum with the information of discredited parties subject to enforcement, and update such information according to the relevant provisions. Other governmental agencies shall obtain the information of discredited parties subject to enforcement via said system, implement or assist in implementing the disciplinary measures specified in the Joint Disciplinary Measures Memorandum, and report the information on implementation of such measures to the Supreme People’s Court and the NDRC via said system. The disciplinary measures for the discredited parties include, among others, (i) restrictions on participation in government procurement; (ii) restrictions on establishment of insurance companies and financing guarantee companies; (iii) provision of relevant information as a prudent reference for all financial institutions when financial institutions approve credit applications; (iv) restrictions on support of subsidy or social security funds; (v) provision of reference for accreditation of preferential policies; (vi) for individuals, restrictions on serving as legal representative, director or supervisor of wholly state-owned enterprises, legal representative of public institutions, public servants or staff members of public institutions; (vii) for individuals, restrictions on luxurious consumptions, including but not limited to taking airplanes, luxurious sleeping compartments on trains, higher star-rated hotels, night clubs or golf courses, and other consumption unnecessary for living and working.

In accordance with the Notice on Reporting Borrowers Who Deliberately Circumvent Loan Repayment or Refuse to Repay on Peer-to-Peer Lending Platforms issued by the Office of the Leading Group for the Special Campaign against Internet Financial Risks on August 8, 2018, local offices for the special campaign shall report lists of borrowers who deliberately circumvent loan repayment or refuse to repay when he/she has the capacity to do so. Going forward, the national Office of the Leading Group for the Special Campaign shall coordinate with other government agencies to include relevant information of these borrowers into the national credit information sharing platform and “Credit China” database.

Regulations on Illegal Fund-Raising

The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998 and revised in 2011, and the Circular on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. Anyone who engages in illegal funding raising will be subject to administrative penalty from one time to five times of the illegal revenues, cessation of operation or even criminal liabilities. In addition, the Interim Measures and the Custodian Guidelines purport, among other things, to require each online peer-to-peer lending information intermediary service provider to separate its own funds from the funds of lenders and borrowers, choose one qualified commercial bank as the fund custodian institution for the funds of lenders and borrowers, and limit the maximum amount of the loan borrowed by one individual. According to the Custodian Guidelines, online peer-to-peer lending information intermediary service providers are further required to review and verify the records and information of their custody accounts with their fund custodian institutions on a daily basis.

We act as an information intermediary for and are not a party to the loans facilitated through our platform. We rely on third-party payment platforms in handling funds transfer and settlement. We entered into a custody account arrangement with Hengfeng Bank, whereby the funds of lenders and borrowers were deposited into and settled by custody accounts under its management before December 2019. We signed a custody account arrangement with AIBANK in November 27, 2019 and changed our custodian institution into AIBANK since December 2019. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The laws and regulations governing online individual finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Regulations on Anti-money Laundering

The PRC Anti-money Laundering Law, which became effective in January 2007, stipulates that special non-financial institutions which are required by relevant regulations to perform obligations of anti-money laundering shall comply with the anti-money laundering obligations. The PBOC and other regulatory authorities issued a series of administrative regulations and rules to specify the anti-money laundering obligations of financial institutions and special non-financial institutions.

Furthermore, the Guidelines, the Interim Measures and the Custodian Guidelines require online peer-to-peer lending information intermediary service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security authority and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

While we are in the process of formulating policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that we will be able to establish and maintain anti-money laundering policies and procedures which can effectively protect our platform from being exploited for money laundering or terrorism financing purposes, or that such policies and procedures, if adopted, will be deemed to be fully in compliance with all applicable anti-money laundering laws and regulations, including the Interim Measures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.”

Regulations Relating to Foreign Investment

On June 30, 2019, the NDRC and the MOFCOM promulgated the Catalogue of Industries for Encouraging Foreign Investment (2019 Edition), or the Foreign Investment Catalogue, which became effective on July 30, 2019. Under the Foreign Investment Catalogue, foreign-invested industries are classified into two categories, namely (i) those included on the Catalogue of Industries for Encouraging Foreign Investment and (ii) those included on the Catalogue of Priority Industries for Foreign Investment in Central and Western China.

On June 30, 2019, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Edition), or the 2019 Negative List, which became effective on July 30, 2019. After the implementation of the 2019 Negative List, the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Edition) shall be repealed simultaneously. Pursuant to the 2019 Negative List, foreign investment in value-added telecommunication services (with certain exceptions to E-commerce, domestic multi-party communication, storage and forwarding and call center) is restricted.

Foreign investment in telecommunications companies in the PRC is also governed by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which was promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016. The Foreign-Invested Telecommunications Enterprises Provisions prohibit a foreign investor from holding over 50% of the total equity interest in any value-added telecommunication service business in China. In addition, the major foreign investor who invests in a foreign-invested value-added telecommunications enterprise and operates the value-added telecommunication service business in China must demonstrate a good track record and experience in operation of value-added telecommunication service business.

The National People’s Congress adopted the Foreign Investment Law of the PRC on March 15, 2019 and its implementation regulation later on December 26, 2019, which became effective on January 1, 2020 and replaced three then existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council.

Furthermore, the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises (amended in 2018) was replaced by Measures for the Reporting of Foreign Investment Information, or the Foreign Investment Information Measures. Since January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by the State Administration for Market Regulation. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has finished submitting its reports for its establishment, modifications and cancellation and its annual reports, the relevant information will be shared by the competent market regulation department to the competent commercial department, and does not require such foreign-invested enterprise to submit the reports separately.

Regulations Relating to Internet Companies

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide a regulatory framework for telecommunication service providers in the PRC. The Telecommunications Regulations require telecommunication service providers to obtain an operating license prior to the commencement operations. The Telecommunications Regulations categorize telecommunication services into basic telecommunication services and value-added telecommunication services. According to the Catalog of Telecommunication Business, attached to the Telecommunications Regulations, both information services and online data processing and transaction processing services provided via fixed network, mobile network and Internet fall within value-added telecommunication services.

In July 2017, the MIIT promulgated the Administrative Measures on Telecommunication Business Operating Licenses. Under these regulations, a commercial operator of value-added telecommunication services must first obtain a license for value-added telecommunication service business, or VATS License, from the MIIT or its provincial level counterparts.

In July 2006, the Ministry of Information Industry of the PRC, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunication Business , which prohibits holders of telecommunication business licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investor intending to conduct such business in China.

Before the issuance of the Interim Measures in August 2016, there was no clear or official regulation or guidance from the PRC government as to whether online peer-to-peer lending information intermediary service was a type of value-added telecommunication services and whether its provider should be subject to value-added telecommunication regulations. After the Interim Measures came into force, an online peer-to-peer lending information intermediary platform shall apply for appropriate telecommunication business license in accordance with relevant provisions issued by competent telecommunication regulatory authority after completion of its filing with local financial regulatory authority. However, the relevant implementation rules regarding such telecommunication business license is yet to be issued or specified and therefore currently we are not able to make the necessary application for the VATS License.

Furthermore, as we are providing online peer-to-peer lending information intermediary service through mobile applications to mobile device users, we cannot assure you that we will not be required to apply for an operating license for our mobile applications in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The laws and regulations governing online individual finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Regulation on Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile application information service providers are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services , or the APP Provisions, which were promulgated by the CAC, on June 28, 2016 and became effective on August 1, 2016. According to the APP Provisions, the CAC and its local counterparts shall be responsible for the supervision and administration of nationwide or local mobile application information, respectively.

Under the APP Provisions, mobile application information service providers are required to obtain relevant qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to: (i) authenticating the identity information of the registered users, (ii) protecting user information, and obtaining the consent of users while collecting and using users’ personal information in a lawful and proper manner, (iii) establishing information content audit and management mechanism, and taking against any information content in violation of laws or regulations depending on circumstances, and (iv) recording and keeping users’ log information the same for sixty (60) days.

We have implemented necessary programs in our mobile application to make sure the collection, protection and preservation of user information are in compliance with the APP Provisions in all material aspects.

Regulations on Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, or the SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In 1997, the MPS has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the MPS and its local counterparts may revoke its operating license and shut down its websites.

Pursuant to the Network Security Law of the PRC promulgated by the SCNPC on November 7, 2016 and effective on June 1, 2017, network operators, including online peer-to-peer lending information intermediary service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

We have, in accordance with relevant provisions on the state network security and the requirements of the state’s system for classified protection of information security, conducted the record-filing of class determination and class testing of information system, possessed perfect network security facility and management system such as firewall, intrusion detection, data encryption and disaster recovery, etc.

Regulations on Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, provide that an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An Internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online peer-to-peer lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunication regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC in August 2015 and became effective in November, 2015 any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information , or the Personal Information Judicial Interpretations, which became effective on June 1, 2017. The Personal Information Judicial Interpretations provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information.

Furthermore, the Interim Measures require online peer-to-peer lending information intermediary service providers to reinforce the management of information of lenders and borrowers, so as to ensure the legitimacy and security regarding the collection, processing and use of information of lenders and borrowers. Online peer-to-peer lending information intermediary service providers should also keep confidential the information of lenders and borrowers collected in the course of their business, and should not use such information for any other purpose except for services they provide without the consent of lenders or borrowers.

While we have taken measures to protect the confidential information that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information of lenders and borrowers to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we are unable to protect the confidential information of our users and adapt to the relevant regulatory framework regarding protection of such information, our business and operations may be adversely affected.”

Regulations on Internet Advertising

The Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, were promulgated by the SAIC and became effective on September 1, 2016. According to the Internet Advertising Measures, Internet advertisers are responsible for the authenticity of the content of advertisements. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. It is required that publishing and circulating advertisements through the Internet shall not affect the normal use of the Internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the PRC Copyright Law and related regulations and rules. Under the PRC Copyright Law , the term of protection for copyrighted software is 50 years.

Patent. The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Trademark. The PRC Trademark Law promulgated on August 23, 1982 and most recently revised on April 23, 2019 and became effective on November 1, 2019, and its implementation rules promulgated on August 3, 2002 and revised on April 29, 2014, protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the SAIC is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT and effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. Our major domain name “niwodai.com” has been registered.

Regulations Relating to Mergers and Acquisitions

Six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors , or the M&A Rules, which became effective in September 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the implementation of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering because: (i) the PRC Subsidiary was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our PRC Subsidiary, our consolidated VIE and its shareholders as a type of acquisition transaction falling under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations , most recently amended in August 2008. Under the Foreign Exchange Administration Regulations , payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate regulatory authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investment, repayment of foreign currency-denominated loans, repatriation of investment and investment in securities outside of China.

On March 30, 2015, the SAFE promulgated SAFE Circular 19, which was partially abolished on December 30, 2019, to expand the reform nationwide. Under SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local branches of the SAFE (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. The SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. However, SAFE Circular 19 and SAFE Circular 16 promulgated by the SAFE in June 2016 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

On January 18, 2017, the SAFE issued the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75.” SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of offshore investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material event.

On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment , or SAFE Circular 13, the attachment of which was partially abolished on December 30, 2019. After SAFE Circular 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and offshore direct investment from the SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Mr. Dinggui Yan, Mr. Guanglin Zhang and Mr. Yuanle Wu, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, have completed their SAFE registration pursuant to SAFE Circular 37.

Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company

Pursuant to the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of Overseas Publicly-Listed Company , issued by the SAFE in February 2012, individuals participating in any share incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas publicly listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure by these individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC Subsidiary has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC regulatory authorities.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC Subsidiary, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises is the Company Law of the PRC. Under the Company Law of the PRC, companies in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to set aside certain statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such statutory reserves reaches 50% of its registered capital. Furthermore, companies in China may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. Our PRC subsidiary will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Regulations Relating to Employment

The PRC Labor Law and the PRC Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension fund, a medical insurance fund, an unemployment insurance fund, a work-related injury insurance fund and a maternity insurance fund, and a housing provident fund, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC , an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increases in labor costs in the PRC may adversely affect our business and results of operations.” In addition, the Individual Income Tax Law of the PRC requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

Prior to March 2018, we failed to make adequate contributions to employee benefit plans or adequate employee individual income tax withholdings, as required by applicable PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.” We have recorded accruals for the estimated underpaid amounts in our financial statements. Since March 2018, we have made adequate payments for the social welfare and housing provident fund and withholding individual tax for our employees in accordance with relevant laws and regulations.

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law of the PRC, or the EIT Law and its implementation rules, which became effective on January 1, 2008, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income , the withholding tax rate in respect to the payment of dividends by a PRC resident enterprise to a Hong Kong resident enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Issues Concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, the SAT promulgated the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT circular 35, which became effective on January 1, 2020, replacing the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits and directly apply the reduced withholding tax rate when performing tax filings, and collet and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Jiayin (HK) Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC Subsidiary, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax regulations and rules. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties , which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner”, several factors in connection with dividends, interests or royalties in the tax treaties, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents of third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties levy no tax, grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account. The applicant’s status will be analyzed in light of actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to SAT Circular 35.

Enterprise Income Tax

The EIT Law and its implementing rules are the principal regulations governing enterprise income tax in the PRC. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises. Under the EIT Law, an enterprise established outside China with its “de facto management body” located within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued the Circular on Issues Concerning the Identification of Chinese-Controlled Offshore Incorporated Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management , or SAT Circular 82 in 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:(i) the senior executives and core management departments in charge of the day-to-day operations have their presence mainly in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China.

If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the EIT Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

In the event that we are considered to be a PRC resident enterprise, interest paid to our overseas shareholders or ADS holders who are non-PRC resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or ADS holders who are non-PRC resident individuals, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties.

SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises , or SAT Bulletin 7, on February 3, 2015, which replaced or supplemented certain previous rules under the circular commonly known as “SAT Circular 698.” Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investment in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investment in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Under applicable PRC laws, payers of PRC-sourced income to non-PRC residents are generally obligated to withhold PRC income taxes from the payment. In the event of a failure to withhold, the non-PRC residents are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines and default interest on those taxes.

PRC Value-Added Tax

In November 2011, the MOF and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax , pursuant to which, a VAT was imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions from January 1, 2012. The pilot plan for replacing business tax with VAT was expanded to all regions and industries as of May 1, 2016 according to the Circular on Fully Promoting the Pilot Plan for Replacing Business Tax with Value-Added Tax promulgated by the MOF and the SAT in March 2016. Entities or individuals conducting business in the service industry in the PRC are required to pay a valued-added tax, or VAT, at a rate of 6% with respect to revenues derived from the provision of online information services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including the names, places of incorporation and the proportion of ownership interests in our significant subsidiaries and consolidated affiliated entities and their subsidiaries as of the date of this annual report:

(1)	Jiayin Southeast Asia Holdings Limited was established in February 2018 to develop and operate our overseas business.
(2)

Jiayin Finance is owned as to 58% by Mr. Dinggui Yan, our founder, director and chief executive officer, 27% by Shanghai Jinmushuihuotu Investment Center (Limited Partnership), or Jinmushuihuotu Investment, 12% by Mr. Guanglin Zhang, and 3% by Mr. Yuanle Wu, who both are employees of our company. Jinmushuihuotu Investment is established in connection with the share incentive plan of Jiayin Finance. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2016 Share Incentive Plan.” The general partner of Jinmushuihuotu Investment is Shanghai Jinmushuihuotu Marketing and Planning Co., Ltd., or Jinmushuihuotu Marketing, which is controlled by Mr. Dinggui Yan.

(3)	Jiayin Finance entered into Contractual Arrangements with Shanghai KunJia. See “—Contractual Arrangements among Shanghai KunJia, Jiayin Finance and shareholders of Jiayin Finance.”
(4)	Niwodai Internet operates our online peer-to-peer individual finance marketplace.
(5)	Geerong Yun became our wholly-owned subsidiary after the business combination in September 2019.

Contractual Arrangements among Shanghai KunJia, Jiayin Finance and the Shareholders of Jiayin Finance

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Jiayin Finance and its subsidiaries over which we exercise effective control through Contractual Arrangements among Shanghai KunJia, Jiayin Finance and its shareholders.

The Contractual Arrangements allow us to:

•	exercise effective control over Jiayin Finance

•	receive substantially all of the economic benefits of Jiayin Finance; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of Jiayin Finance when and to the extent permitted by laws.

As a result of these Contractual Arrangements, we are the primary beneficiary of Jiayin Finance and its subsidiaries, and, therefore, have consolidated the financial results of Jiayin Finance and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of King & Wood Mallesons, our PRC counsel:

•	the ownership structure of Jiayin Finance is in compliance with PRC laws or regulations currently in effect; and

•

the Contractual Arrangements among Jiayin Finance and its shareholders, governed by PRC law are valid and binding under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

The following is a summary of the currently effective Contractual Arrangements by and among Shanghai KunJia, Jiayin Finance and the shareholders of the Jiayin Finance.

Agreements that provide us with effective control over Jiayin Finance

Power of Attorney. Pursuant to the power of attorney issued by Jiayin Finance and its shareholders, each shareholder of Jiayin Finance, has irrevocably appointed the board of directors of Shanghai KunJia to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings and appoint legal representatives, directors, supervisors and executive officers. In addition, the board of directors of Shanghai KunJia is also entitled to appropriate, use or otherwise dispose of all dividends and other distributions. Furthermore, all activities of the board of directors of Shanghai KunJia in connection with the equity interest of Jiayin Finance shall be considered activities of the shareholders of Jiayin Finance, including in the execution of the exclusive call option agreement. The board of directors of Shanghai KunJia may delegate the power of attorney prescribed under this power of attorney to others without prior approval or notification. Jiayin Finance disclaims all rights and powers entrusted to the directors of Shanghai KunJia. The power of attorney will remain in force for so long as the shareholder remains a shareholder of Jiayin Finance.

Equity Pledge Agreement. Pursuant to the equity interest pledge agreements among Shanghai KunJia, Jiayin Finance and each of the shareholders of Jiayin Finance, the shareholders of Jiayin Finance have pledged all of their equity interest in Jiayin Finance as a continuing first priority security interest, as applicable, to respectively guarantee Jiayin Finance’ performance of its obligations under the relevant Contractual Arrangements, which include the exclusive consultation and service agreement, exclusive call option agreement and power of attorney agreement provided that the guaranteed obligation shall not exceed the expected market capitalization of Jiayin Finance, which is US$20 billion, multiplied by their respective shareholding percentage. If Jianyin Finance breaches its contractual obligations under these agreements, Shanghai KunJia, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Shanghai KunJia’s rights include forcing the auction or sale of all or part of the pledged equity interests of Jiayin Finance and receiving proceeds from such auction or sale in accordance with PRC law to the extent the rights of Shanghai KunJia under the Contractual Arrangements are satisfied. In the event of significant decrease in value of the equity interest of Jiayin Finance, in addition to the foregoing remedies, Shanghai KunJia is also entitled to entrust notary with the proceeds from such auction or sale, or requiring the shareholders, as pledgor, to provide other forms of security acceptable to Shanghai KunJia. It is also agreed that any subscription of additional registered capital of Jiayin Finance or any equity interests transferred among those shareholders will automatically be subject to this agreement and the shareholders will be obligated to register pledge of such equity interest in ten business days. During the term of the applicable equity interest pledges, such shareholder will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Each equity interest pledge will remain effective until the full performance of the contractual agreements, including the settlement of payment by Jiayin Finance and its shareholders and indemnification of any losses caused by Jiayin Finance, if applicable, and termination of such contractual agreements. We have registered pledges of equity interest in Jiayin Finance with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Jiayin Finance

Exclusive Consultation and Service Agreement. Pursuant to the Exclusive Consultation and Service Agreement between Shanghai KunJia and Jiayin Finance, Shanghai KunJia has the exclusive right to provide Jiayin Finance with consulting and other services. Without Shanghai KunJia’s prior written consent, Jiayin Finance may not accept any services subject to this agreement from any third party. In exchange, Shanghai KunJia is entitled to receive a service fee on a quarterly basis and at an amount equivalent to all of its net income. Shanghai KunJia has the right to determine the service fee to be charged to Jianyin Finance under this agreement by considering, among other things, the complexity of the services, the actual time that may be spent and cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. Shanghai KunJia will exclusively enjoy all the rights, property rights and intellectual property rights created as a result of the performance of this agreement. Without prior written consent of Shanghai KunJia, Jiayin Finance shall not enter into any transactions which may materially affect Jiayin Finance’s assets, liabilities, business operations, equity interests and other legal interests. Unless Shanghai KunJia terminates this agreement in advance or otherwise required by law, this agreement will remain effective for ten years and automatically extend for another ten years upon any expiration date. Jiayin Finance may not terminate this agreement unilaterally.

Agreement that provides us with the option to purchase the equity interests in Jiayin Finance

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreements among Shanghai KunJia, Jiayin Finance and shareholders of Jiayin Finance, Jiayin Finance and each of their shareholders have irrevocably granted Shanghai KunJia an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in the applicable, or all or part of the assets, of Jiayin Finance for RMB1, or the minimum purchase price as permitted by PRC laws. Shareholders of Jiayin Finance promise to make all efforts to enable Shanghai KunJia to exercise its option, including but not limited to resignation and granting options and right to earnings of Shanghai KunJia. Without Shanghai KunJia’s prior written consent, Jiayin Finance and its shareholders have agreed that they shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and etc. Jiayin Finance and its shareholders undertake to appoint persons designated by Shanghai KunJia as directors of Jiayin Finance. Unless Shanghai KunJia terminates this agreement in advance or otherwise required by law, this agreement will remain effective for ten years and automatically extend for another ten years upon any expiration date. Jiayin Finance may not terminate this agreement unilaterally.

Collaboration Agreement with Shanghai Caiyin

According to the collaboration agreement between Niwodai Internet and Shanghai Caiyin in December 2015, Shanghai Caiyin provides post-origination loan management services and manages the investor assurance program for loans facilitated prior to April 28, 2018 to pay investor in case of borrower default.

Pursuant to the collaboration agreement in December 2015, Shanghai Caiyin should pay Niwodai Internet the full overdue amount and authorized Niwodai Internet to withdraw such amount from risk reserve fund. Niwodai Internet might also request Shanghai Caiyin to repay the full amount of outstanding loan and service fees in certain occasions, including (i) when the borrower was sued or otherwise deemed unable to repay the loan, (ii) when there was a significant adverse change in the business operation or financial condition of Shanghai Caiyin, including major litigation, cessation of business, significant investment, sealing up of property, major loss or changes of internal control or accounting methods, (iii) when Niwodai Internet reasonable believed Shanghai Caiyin was no longer able or suitable to perform its post-origination services or (iv) in other occasions that adversely affected interest of investors of Niwodai Internet or Shanghai Caiyin’s capacity to perform was obligations. Niwodai Internet had exclusive right to determine such percentage at any time. After Shanghai Caiyin paid investor, Shanghai Caiyin was authorized to collect the loan from the defaulting borrower.

Niwodai Internet was eligible to collect the amount of service fees in excess of the amount paid by Shanghai Caiyin to the investors out of the risk reserve fund, minus reasonable operation costs. Furthermore, Niwodai Internet reserved the right to terminate the agreement at any time and engage other parties to perform the guarantee services. Unless terminated by Niwodai Internet, this agreement would remain effective indefinitely.

As a result of this collaboration agreement in December 2015, we were the primary beneficiary of Shanghai Caiyin, and, therefore, had consolidated the financial results of Shanghai Caiyin in our consolidated financial statements in accordance with U.S. GAAP.

In September 2019, as part of our business transformation, Niwodai Internet and Shanghai Caiyin entered into an amendment agreement, pursuant to which, Niwodai Internet no longer had the rights to adjust the charge rate of guarantee services for Shanghai Caiyin, to collect the residual economic benefits from the guarantee services provided by Shanghai Caiyin, or to terminate the guarantee service agreement at any time. We later disposed of Shanghai Caiyin. Since September 2019, Niwodai Internet was no longer considered as the primary beneficiary of Shanghai Caiyin and Shanghai Caiyin was deconsolidated by us.

D.	Property, Plants and Equipment

Our principal executive offices are located on leased premises comprising 13,182 square meters in Shanghai, China. We lease our premises mainly from unrelated third parties under operating lease agreements.

Our servers are primarily hosted at third-party Internet data centers. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

Overview

We are a leading online individual finance marketplace in China. The origin of our business can be traced back to 2011. We are committed to facilitating effective, transparent, secure and fast connections between investors and borrowers, whose needs are underserved by traditional financial institutions. Our marketplace, empowered by highly automated process and technologies, provides a streamlined user experience.

.

We offer standard loan products with fixed terms and repayment schedules generally ranging from RMB2,500 to RMB30,000 via the Niwodai borrower app and our website. We strategically focused on facilitating mid-to long-term consumer loans with a term of 12 months, as we believe such loan products are best positioned to generate attractive returns, and at the same time, capture the financing needs of quality borrowers. In 2019, approximately 3,828,000 investment transactions were made by approximately 195,000 investors, with an aggregate investment volume of RMB23.0 billion (US$3.3 billion). In 2019, approximately 2,577,000 borrowings were facilitated on our marketplace, with an aggregate loan origination volume of approximately RMB19.1 billion (US$2.7 billion).

From the third quarter of 2019, we started to expand our investor base of individuals to institutional funding partners, including banks, trust and microcredit companies. In 2019, we had seven institutional funding partners and they invested an aggregate investment volume of RMB0.8 billion (US$0.1 billion).

Our online marketplace embraces significant opportunities presented by a financial system that leaves many creditworthy individuals underserved. We provide borrowers with fast and convenient access to credit at affordable and competitive rates, while we offer investors convenient and quick access to an alternative asset class with attractive returns. We neither use our own capital to invest in loans facilitated through our marketplace nor provide loan guarantees to our investors other than through our investor protection program.

Due to certain unfavorable market developments, including regulatory changes, our net revenue decreased by 22.6% from RMB2,881.9 million in 2018 to RMB2,230.2 million (US$320.3 million) in 2019. Our net income decreased by 13.8% from RMB611.8 million in 2018 to RMB527.2 million (US$75.7 million) in 2019.

General Factors Affecting Our Results of Operations

Economic Conditions

The demand for online personal credit services is dependent upon overall economic conditions in China. General economic factors, including the interest rate environment, regional salary and disposable income levels and unemployment rates, may affect borrowers’ willingness to seek loans and investors’ ability and desire to invest in loans. For example, significant increases in interest rates could cause potential borrowers to defer obtaining loans as they wait for interest rates to stabilize or decrease. Additionally, a slowdown in the economy, such as a rise in the unemployment rate and a decrease in real income, may affect individuals’ level of disposable income. This may negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates. If actual or expected default rates increase generally in China or in the personal credit market, investors may delay or reduce their investments in loan products in general.

Regulatory Environment in China

The regulatory environment for the online personal credit industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of the online personal credit industry in China, the PRC regulatory environment for the industry has been constantly evolving, with new legislation and trial programs being instituted in the recent years. PRC government officials from a number of agencies and departments have expressed support for the development of the online individual finance industry in China, and have also expressed the need for strengthening the regulation and supervision of the industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services. As the regulatory regime is relatively new and evolving, and the interpretation and enforcement of related laws and regulations are subject to significant uncertainties, it results in difficulties in determining whether our existing practices may be interpreted to violate any applicable laws and regulations, and any such violation could materially and adversely affect our business, financial condition and results of operation.

Furthermore, in an effort to manage risks and maintain market integrity, PRC government has taken various initiatives, including the Dual Decrease and other limitations on our business scale, which could discourage the development of the online personal credit industry, and limit our capability to grow our business. Based on our interpretation of these regulations, in order to stay compliant with these circulars, we closely monitor the outstanding principal and number of investors, and voluntarily manage these operating metrics so that they do not experience any significant increase compared to our outstanding principal as of June 30, 2017. In the second half of 2019, the loan origination volume on our marketplace decreased primarily due to the adverse effect caused by Circular 1, which requires an online lending intermediaries to reduce the number of investors, business volume and number of borrowers. In the third quarter of 2019, we started to strengthen our cooperation with institutional funding partners. But it is still uncertain whether our cooperation model with institutional funding partners will be influenced by the CBIRC Circular 37. Furthermore, due to the lack of clarity in certain key definitions under these regulations, there remain uncertainties including the possibility that regulatory authorities may disagree with our interpretation. As our future revenue, profit and working capital rely on the amount of loans originated on our marketplace and the corresponding service fees we are entitled to collect from such loans, if we were required by regulatory action to cease offering products to individual investors, we might need to take various measures in order to maintain the current scale or growth of our business while adhering to our interpretations of these regulations. These measures might include providing technology services to third party companies, expanding our overseas businesses, diversifying our funding channels and strengthening our cooperation with financial institutions, which may not be available on reasonable terms in a timely manner, or at all, and all of these measures may not be sufficient to maintain our business growth, and may not generate sufficient revenue or cash inflows to offset decreases in the outstanding principal of our marketplace, or may not otherwise result in the intended benefits.

Conversely, our business operations also benefits from certain recent laws and regulations of the PRC. We became one of the first individual lending marketplaces to share credit information with Baihang Credit, which integrates, saves and processes data collected from us and multiple other companies. As we are able to report borrowers who are in default for more than eight days to Baihang Credit, this aggregation of data will limit the ability of these borrowers to obtain future credit from other marketplaces sharing data with Baihang Credit. Accordingly, we believe the reporting and sharing of such data pressures defaulting borrowers to become more willing to repay loans. We expect recent laws and regulations on collecting and sharing information of discredited borrowers on individual lending marketplaces combined with regulations on imposing disciplinary measures on discredited parties subject to enforcement will further enhance our capability to collect from defaulting borrowers and increase our profitability.

We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities.

Ability to Acquire Investors and Borrowers Cost Effectively

Our ability to increase the loan volume facilitated through our marketplace largely depends on our ability to attract potential investors and borrowers through sales and marketing efforts. Our sales and marketing efforts include those related to borrower and investor acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts.

Effectiveness of Risk Control Framework

Our ability to effectively evaluate a borrower’s risk profile and likelihood of default may directly affect our results of operations. If a borrower defaults, we may not be able to collect the outstanding service fees from the borrower. The effectiveness of our risk and credit assessment system also directly affects the performance of the loans we facilitated, which has a significant impact on our results of operations. For loans facilitated on our marketplace prior to April 28, 2018, we established and maintained an investor assurance program contributed by borrowers on our marketplace to repay investors on our marketplace. We allocated part of the total transaction price first to the investor assurance program, and our net revenue was recognized net of the stand-ready liabilities associated with investor assurance program. We regularly reviewed the borrower’s risk profile, actual loss rate of each loan product facilitated and relevant economic factors to ensure the estimations were kept up-to-date and determine the service fee rate charged from borrowers in relation to the investor assurance program managed by us while minimizing the need for future provision for contingent liabilities. As we disposed of Shanghai Caiyin in September 2019, we no longer manage any investor assurance program by ourselves and all the investor assurance programs are provided by third party guarantors.

Product Offering and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product offering and to accurately price the loans facilitated through our marketplace. We offer primarily standard loan products of fixed terms and repayment schedules. We offer primarily standard loan products with fixed terms and repayment schedules ranging from RMB2,500 to RMB30,000. We currently offer our standard loan products with a term of 12 months, and in 2016 and 2017, we offered standard loan products with terms ranging from one to 18 months. We also offer an option to selective quality borrowers who have a loan outstanding and consistent repayment history with us since February 2018, to draw down another loan with a term of 12 months, within their credit limit.

Our growth to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand with new and innovative loan and investment products. We have made and intend to continue to make efforts to develop loan and investment products for investors and borrowers. We constantly evaluate the popularity of our existing product offering and develop new products and services that cater to the ever-evolving needs of our investors and borrowers. Failure to continue to successfully develop and offer innovative products and for such products to gain broad acceptance by our investors and borrowers could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

In response to market competition or further developments, we may spend more efforts promoting certain loan products, manage the growth in volume of certain loan products, introduce new products or adjust the pricing of our existing products. Any material change in the product mix could have a significant impact on our revenue and profitability.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. The online individual finance marketplace industry in China is intensely competitive, and we expect that competition to persist and intensify in the future. In addition to competing with other individual finance marketplaces, we also compete with other types of financial products and companies that attract borrowers, investors or both. With respect to borrowers, we primarily compete with traditional financial institutions, such as individual finance business units in commercial banks, credit card issuers and other individual finance companies. With respect to investors, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate and alternative asset classes. If we are unable to compete effectively, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to maintain or achieve more widespread market acceptance, any of which could harm our business and results of operations.

Credit Performance Data

Our operating results and financial condition are directly affected by the performance of the loans we facilitate. We closely monitor key loan performance data, including the data set out below, to track the lifetime performance of our loans and adjust our risk management strategies accordingly.

M3+ Delinquency Rate by Vintage

We refer to loans facilitated during a specified time period as a vintage. We define “M3+ Delinquency Rate By Vintage” as the total amount of principal for all loans in a vintage for which any repayment was more than 90 days past due as of a particular date, less the total amount of past due principal recovered for such loans, and divided by the total amount of principal for all loans in such vintage. We calculate M3+ Delinquency Rate by Vintage for quarter vintage as the weighted average of the M3+ Delinquency Rate by Vintage for each month in such quarter by loan origination volume.

As we continuously explore and optimize our product offering, the mix of our loan products evolved over time. We believe a change of loan products generally leads to a change in borrowing profile. We gradually phased out of the historical practice of using offline referrals to acquire borrowers and no longer offer offline standard loan products and non-standard loan products or serve borrowers referred to us offline. Currently, we offer online standard loan products with a term of 12 months. We rolled out such online standard loan products in October 2016, and we plan to continue to offer such products to our borrowers. As such, we believe the credit performance of our current products, namely the online standard loan products with a term of 12 months, is more indicative of future credit performance of loans facilitated through our marketplace.

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for such loan products.

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2017Q1	1.86%	3.90%	5.83%	7.69%	9.31%	10.68%	11.77%	12.60%	13.63%	14.29%	14.68%	14.71%
2017Q2	2.66%	5.09%	7.35%	9.46%	11.27%	13.73%	16.01%	17.74%	18.52%	18.88%	19.01%	19.00%
2017Q3	3.10%	5.74%	9.33%	12.77%	16.08%	18.00%	19.30%	20.06%	20.62%	20.95%	21.11%	21.12%
2017Q4	4.99%	9.35%	12.22%	14.41%	15.96%	17.29%	18.38%	19.26%	19.93%	20.36%	20.56%	20.61%
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	—	—	—
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	—	—	—	—	—	—
2019Q2	1.83%	3.40%	4.59%	—	—	—	—	—	—	—	—	—

We have been able to effectively manage the quality of our products and achieve a balance between the growth of loan origination volume and realized delinquency rates. In the fourth quarter of 2017, however, changes to regulatory landscape and increasing market uncertainties significantly affected borrower behaviors, which led to a negative impact on loan quality across many online individual finance marketplace platforms, including ours. This impact was particularly noticeable for loans facilitated during the fourth quarter of 2017. However, this impact was temporary and had subsided in 2018 and 2019. As a result, the M3+ Delinquency Rate by Vintage for loans facilitated after the fourth quarter of 2017 has returned to a more normal range.

Delinquency Rate by Balance

We define the delinquency rates by balance as the total outstanding principal for loans where the longest past due period of a repayment was 1 to 30, 31 to 60, 61 to 90, 91 to 180 and more than 180 calendar days as of a certain date as a percentage of the total outstanding principal for the loans on our marketplace net of the outstanding principal repaid by the investor assurance program as of such date. We consider our delinquency rate by balance as an indicator of our loan performance and quality of our assets in general. The following table provides the delinquency rate by balance for all outstanding loans on our marketplace as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91-180 days	More than 180 days
	(%)
December 31, 2017	2.14	2.25	1.20	2.84	9.37
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39

Our delinquency rate is influenced by our product mix. The amounts related to our offline loan products also includes loans facilitated by Niwodai Finance, and therefore represent a higher delinquency rate than our online loan products. The following table sets forth the outstanding principal of delinquent loans by product.

	Delinquent for
	1-30 days	31-60 days	61-90 days	91-180 days	More than 180 days
	(in RMB millions)
As of December 31, 2017
Current loan products	257	84	45	75	23
Other online standard loan products	320	54	4	9	7
Offline loan products	302	208	137	361	1,472

Total	879	346	186	445	1,502

As of December 31, 2018
Current loan products	404	262	203	454	253
Other online standard loan products	5	4	5	14	30
Offline loan products	97	75	73	284	1,194

Total	506	341	281	752	1,477

As of December 31, 2019
Current loan products	302	169	116	237	117
Offline loan products	12	10	8	31	362

Total	314	179	124	268	479

Components of Results of Operations

Net Revenue

Our net revenue derives from fees charged for providing services, including loan facilitation services, post-origination services and other revenues. In accordance with the agreements with our investors and borrowers, we collect service fees from borrowers in facilitating loan transactions. We also charge investors service fees for automated investment programs and for loan transfers over our secondary loan market. In addition, we charge other fees contingent on future events, such as penalty fees for late payments. Our net revenue is presented net of VAT. Prior to April 28, 2018, our net revenue was fees billed net of stand-ready liabilities associated with the investor assurance program managed by us and cash incentives. As we discontinued managing investor assurance program for loans facilitated after April 28, 2018, we no longer charge service fees associated with guarantee services. Therefore, we no longer allocate a portion of collectible service fees to the fair value of the stand-ready liability from the investor assurance program. Our net revenue is recognized as revenues from loan facilitation services, revenues from post-origination services and other revenues.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Loan facilitation services	1,856,584	82.5	2,246,908	78.0	1,747,065	250,950	78.3
Post-origination services	125,438	5.6	241,968	8.4	267,047	38,359	12.0
Other revenue	268,828	11.9	393,064	13.6	216,064	31,036	9.7

Total	2,250,850	100.0	2,881,940	100.0	2,230,176	320,345	100.0

The following table sets forth the breakdown of our net revenue by service and products provided both in absolute amount and as a percentage of our total net revenue for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Current loan products	714,400	31.7	2,447,332	84.9	1,974,380	283,602	88.5
Other online standard products	778,155	34.6	116,571	4.1	10,217	1,468	0.5
Offline and non-standard loan products	585,744	26.0	43,494	1.5	32,346	4,646	1.4
Other services	172,551	7.7	274,543	9.5	213,233	30,629	9.6

Total	2,250,850	100.0	2,881,940	100.0	2,230,176	320,345	100.0

For each loan facilitated on our platform prior to April 28, 2018, we considered loan facilitation service, guarantee service and post-origination service as three separate services. We allocated total transaction price among these three performance obligations. The transaction price was allocated first to the stand-ready liabilities associated with risk reserve fund, if any, as discussed under “—Critical Accounting Policies, Judgments and Estimates —Investor Assurance Program” and then allocated between loan facilitation services and post-origination service based on our best estimate selling price. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.” As we no longer operate the investor assurance program for loans facilitated after April 28, 2018, the transaction price is no longer allocated to the guarantee liabilities but only between two performance obligations, loan facilitation service and post-origination service. Loan Facilitation Services.

Loan Facilitation Services

For each loan successfully matched and facilitated through our marketplace, we collect service fees from the borrower and for loans facilitated prior to April 28, 2018, we allocated a certain amount to our investor assurance program. Further, we allocate the remaining fees between loan facilitation services and post-origination services that we provide. Loan facilitation service fees are the portion of service fees collected from borrowers for our matchmaking services connecting investors and borrowers and facilitating the origination of loan transactions. Starting from the third quarter of 2019, we also collect service fees through the facilitation of loan transactions between borrowers and institutional funding partners. Revenues from loan facilitation services are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered complete.

Post-origination Service

Post-origination service fees consist of the portion of service fees collected from borrowers in relation to services we provide after loan origination, such as repayment monitoring, repayment facilitation and loan collection. Revenues from post-origination services are recognized evenly over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the investors.

Other Revenue

Other revenue mainly comprises of service fees charged to individual investors, including fees for automated investment programs and for loan transfers over our secondary loan market, penalty fees for late payments, service fees for early repayment and other fees. Under ASC 606, service fees derived from investors through the automated investment program are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. We record service fee only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur.

Under ASC 606, penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between investors are recognized when the transfer is completed and service fees are collected from the investors. In addition, revenues from guarantee services are recognized at the expiry of the guarantee term.

The following table sets forth the breakdown of our other revenue, both in absolute amount and as a percentage of our total net revenue for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other revenue
Revenue from automated investment programs	156,563	6.9	242,513	8.4	174,191	25,021	7.8
Release of guarantee liabilities	96,277	4.3	118,521	4.1	2,831	406	0.1
Others	15,988	0.7	32,030	1.1	39,042	5,608	1.8

Total other revenue	268,828	11.9	393,064	13.6	216,064	31,035	9.7

Operating Costs and Expenses

Our operating costs and expenses primarily consist of origination and servicing expenses, sales and marketing expenses, general and administrative expenses, research and development expenses, allowance for uncollectible receivables and contract assets and provision for assets and liabilities from the investor assurance program. We expect our operating expenses to be in line with our business development. The following table sets forth our operating costs and expenses both in absolute amount and as a percentage of our total net revenue for the period presented:

	Year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses
Origination and servicing	229,353	10.2	401,679	13.9	425,565	61,129	19.1
Allowance for uncollectible receivables and contract assets	130,943	5.8	265,978	9.2	232,241	33,359	10.4
Provision for assets and liabilities from the investor assurance program	42,463	1.9	467,728	16.2	—	—	—
Sales and marketing	884,866	39.3	726,582	25.2	606,049	87,054	27.2
General and administrative	95,597	4.2	150,465	5.2	230,248	33,074	10.3
Research and development	180,967	8.0	184,302	6.4	201,404	28,930	9.0

Total operating cost and expenses	1,564,189	69.4	2,196,734	76.1	1,695,507	243,546	76.0

The following table sets forth our operating cost and expenses paid to related parties both in absolute amount and as a percentage of our total net revenue for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses incurred with related parties:
Sales and marketing	252,702	11.2	83,579	2.9	87,754	12,605	3.9
Origination and servicing	2,420	0.1	35,780	1.2	10,314	1,482	0.5
General and administrative	—	—	13,806	0.5	8,280	1,189	0.4

Total	255,122	11.3	133,165	4.6	106,348	15,276	4.8

Origination and Servicing

Origination and servicing expenses consist primarily of variable expenses including costs related to credit assessment, user and system support, payment processing services and collection, associated with facilitating and servicing loans, salaries and benefits and share-based compensation for the personnel who work on credit checking, data processing and analysis, loan origination, user and system support and loan collection.

Provision for Assets and Liabilities from the Investor Assurance Program

Provision for assets and liabilities from the investor assurance program consists primarily of losses resulting from the excess of stand ready liabilities over total service fees that can be collected by us, as well as the amount of expected delinquent loans exceeding the stand-ready liability at the end of a certain period for loans facilitated prior to April 28, 2018. As we discontinued managing the investor assurance program for loans facilitated after April 28, 2018 and had made sufficient provision in 2018, no provision for assets and liabilities from the investor assurance program was recorded in 2019.

Allowance for Uncollectible Receivables and Contract Assets

Allowance for uncollectible receivables and contract assets consists primarily allowance for the total amount of service fees we have not collected, but to which we are entitled according to our agreements. We record the allowance for uncollectible receivables and contract assets based on estimates, historical experience and other factors surrounding the credit risk of specific customers which is essentially the net expected cumulative loss rates used in determining the fair value of guarantee liabilities under each product type. In addition, as we collect service fees scheduled for the first two months’ service fees since April 2018, no contract assets were recognized on loans facilitated subsequent to April 2018.

Sales and Marketing

Sales and marketing expenses consist primarily of variable marketing and promotional expenses, including those related to borrower and investor acquisition and retention, and general brand and awareness building, such as search engine marketing expenses and referral fees charged by other parties. Sales and marketing expenses also include salaries, benefits and share-based compensation related to our sales and marketing staff.

General and Administrative

General and administrative expenses consist primarily of share-based compensation, salaries and benefits related to accounting and finance, business development, legal, human resources and other personnel, as well as professional service fees related to various corporate activities.

Research and Development

Research and development expenses consist primarily of salaries, benefits and share-based compensation related to technology and product development personnel, as well as rental expenses related to offices for our technology and product development personnel.

Share-Based Compensation

The following table sets forth the effect of share-based compensation expenses on our operating cost and expenses line items, both in an absolute amount and as a percentage of total net revenue for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation
Origination and servicing	1,620	0.1	2,516	0.1	10,345	1,486	0.5
Sales and marketing	34,831	1.5	12,708	0.4	8,060	1,158	0.4
General and administrative	24,326	1.1	29,734	1.0	80,599	11,577	3.6
Research and development	28,619	1.3	22,820	0.8	48,578	6,978	2.2

Total share-based compensation	89,396	4.0	67,778	2.3	147,582	21,199	6.7

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of up to 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Niwodai Internet was qualified as a “high and new technology enterprise” and thus was subject to a preferential statutory tax rate of 15% from 2017 to 2019 and starting from 2020, Niwodai Internet will be subject to the standard enterprise income tax rate of 25%.

We are subject to VAT at a rate of 6% on the services we provide to customers, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2016 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total operating revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	Year ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue	2,250,850	100.0	2,881,940	100.0	2,230,176	320,345	100.0
Operating cost and expenses:
Origination and servicing	(229,353)	(10.2)	(401,679)	(13.9)	(425,565)	(61,129)	(19.1)
Allowance for uncollectible receivables and contract assets	(130,943)	(5.8)	(265,978)	(9.2)	(232,241)	(33,359)	(10.4)
Provision for assets and liabilities from the investor assurance program	(42,463)	(1.9)	(467,728)	(16.2)	—	—	—
Sales and marketing	(884,866)	(39.3)	(726,582)	(25.2)	(606,049)	(87,054)	(27.2)
General and administrative	(95,597)	(4.2)	(150,465)	(5.2)	(230,248)	(33,074)	(10.3)
Research and development	(180,967)	(8.0)	(184,302)	(6.4)	(201,404)	(28,930)	(9.0)
Total operating cost and expenses	(1,564,189)	(69.4)	(2,196,734)	(76.1)	(1,695,507)	(243,546)	(76.0)
Income from operations	686,661	30.6	685,206	23.9	534,669	76,799	24.0
Interest income	1,922	0.1	169	0.0	5,720	822	0.3
Other income, net	12,609	0.6	20,298	0.7	23,425	3,364	1.0
Income before taxes and income from investment in affiliates	701,192	31.3	705,673	24.6	563,814	80,985	25.3
Income tax expense	(161,647)	(7.2)	(93,915)	(3.3)	(37,007)	(5,315)	(1.7)
Income from investment in affiliates	—	—	—	—	378	54	0.0
Net income	539,545	24.1	611,758	21.3	527,185	75,724	23.6

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenue. Our net revenue decreased from RMB2,881.9 million to RMB2,230.2 million (US$320.3 million) in 2019, primarily due to (i) the decrease in loan origination volume from approximately RMB23.7 billion in 2018 to RMB19.1 billion (US$2.7 billion) in 2019 as a result of unfavorable market conditions and (ii) the reduction of revenue due to the increase of vouchers and coupons from RMB 296.2 million in 2018 to RMB 446.0 million (US$ 64.1 million) in 2019 due to our promotional campaigns in 2019.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB2,196.7 million in 2018 to RMB1,695.5 million (US$243.5 million) in 2019, primarily attributable to the decrease in the provision for assets and liabilities from the investor assurance program and sales and marketing expenses, partially offset by the increase in general and administrative expenses. Our total operating costs and expenses as a percentage of net revenue remained relatively stable as 76.1% and 76.0% in 2018 and 2019, respectively.

•

Origination and servicing expenses. Our origination and servicing expenses increased from RMB401.7 million in 2018 to RMB425.6 million (US$61.1 million) in 2019, primarily due to the increase in salaries and benefits for the personnel who work on credit checking, data processing and analysis, loan origination, user and system support and loan collection.

•

Provision for assets and liabilities from the investor assurance program. We recorded provision for assets and liabilities from the investor assurance program of RMB467.7 million in 2018, to record additional guarantee liabilities incurred in connection with the increased default rates following unfavorable market developments, including the negative publicity with respect to the difficulties, or even suspension of operation in some cases, encountered by certain individual lending marketplaces since June 2018. As we discontinued managing the investor assurance program for loans facilitated after April 28, 2018 and had made sufficient provision in 2018 for the loans facilitated before April 28, 2018, no provision for assets and liabilities from the investor assurance program was recorded in 2019.

•

Allowance for uncollectible receivables and contract assets. Our allowance for uncollectible receivables and contract assets decreased from RMB266.0 million in 2018 to RMB232.2 million (US$33.4 million) in 2019, primarily due to the decrease in loan origination volume and the increased efforts in credit assessment and risk control.

•

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB726.6 million in 2018 to RMB606.0 million (US$87.1 million) in 2019, primarily due to our reduced online marketing provided by third-party online channels in line with our reduced loan origination volume in 2019.

•

General and administrative expenses. Our general and administrative expenses increased from RMB150.5 million in 2018 to RMB230.2 million (US$33.1 million) in 2019, primarily due to the increase of payroll expenses and share-based compensation expenses for our general and administrative staff.

•

Research and development expenses. Our research and development expenses increased from RMB184.3 million in 2018 to RMB201.4 million (US$28.9 million), primarily due to an increase in fees paid to third parties for advanced technology and equipments, and an increase in share-based compensation expense allocated to research and development expenses.

Interest income. Our interest income increased from RMB0.2 million in 2018 to RMB 5.7 million (US$0.8 million) in 2019, as a result of interest income from a loan to our related party in 2019.

Other income, net. We recognized other income of RMB20.3 million and RMB23.4 million (US$3.4 million) in 2018 and 2019, respectively, primarily as a result of government subsidies received.

Income before income taxes. As a result of foregoing, we recognized income before income taxes of RMB705.7 million and RMB563.8 million (US$81.0 million) in 2018 and 2019, respectively.

Income tax expenses. We recognized tax expenses of RMB93.9 million and RMB37.0 million (US$5.3 million) in 2018 and 2019, respectively, as a result of operating gains in such periods.

Net income. As a result of foregoing, we recorded net income of RMB611.8 million and RMB527.2 million (US$75.7 million) in 2018 and 2019, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net revenue. Our net revenue increased from RMB2,250.9 million in 2017 to RMB2,881.9 million in 2018, primarily due to the increase in the loan origination volume facilitated through our marketplace, which increased from approximately RMB19.8 billion in 2017 to RMB23.7 billion in 2018. As we discontinued managing investor assurance program for loans facilitated after April 28, 2018, we no longer charge service fees associated with guarantee services. As a result, we no longer need to allocate collectible service fees to the fair value of the stand-ready liability from the investor assurance program on loans newly facilitated after April 28, 2018. Although the total service fees we were entitled to collect from our borrowers, net of value-added tax, decreased from RMB5.4 billion in 2017 to RMB4.0 billion in 2018, the stand-ready liability from investor assurance program managed by us as a percentage of the total service fee we are entitled to collect associated with the newly facilitated loans also decreased from 52.0% in 2017 to 24.1% in 2018. As a result, the amount of service fees that contributed to our revenue grew by 17.1% from RMB2.3 billion in 2017 to RMB3.0 billion in 2018.

Operating costs and expenses. Our total operating costs and expenses increased from RMB1,564.2 million in 2017 to RMB2,196.7 million in 2018, primarily attributable to the increase in the provision for assets and liabilities from the investor assurance program, allowance for uncollectible receivables and contract assets, and origination and servicing expenses, offset by the decrease in sales and marketing expenses. Our total operating costs and expenses as a percentage of net revenue increased from 69.4% in 2017 to 76.1% in 2018, as a result of additional provision recorded in 2018.

•

Origination and servicing expenses. Our origination and servicing expenses increased from RMB229.4 million in 2017 to RMB401.7 million in the same period in 2018, in line with the increase in the volume of loans facilitated through our marketplace.

•

Provision for assets and liabilities from the investor assurance program. We recorded provision for assets and liabilities from the investor assurance program of RMB42.5 million and RMB467.7 million in 2017 and 2018, respectively, to record additional guarantee liabilities incurred in connection with the increased default rates following unfavorable market developments, including the negative publicity with respect to the difficulties, or even suspension of operation in some cases, encountered by certain individual lending marketplaces since June 2018.

•

Allowance for uncollectible receivables and contract assets. Our allowance for uncollectible receivables and contract assets increased from RMB130.9 million to RMB266.0 million in 2017 and 2018, respectively, primarily due to the increase in collectible service fees in connection with the increase in the volume of loans facilitated through our marketplace and increased default rates resulting from the unfavorable market developments described above.

•

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB884.9 million in 2017 to RMB726.6 million in 2018, and our sales and marketing expenses as a percentage of our net revenues decreased from 39.3% in 2017 to 25.2% in 2018, primarily (i) as we facilitated more loan volume for repeat investors and borrowers in 2018 compared to 2017, the acquisition cost of which accounted for in sales and marketing expenses is significantly lower than that of new investors and borrowers, and (ii) as we replaced our offline sales and marketing efforts with more efficient online activities as we have no longer engaged borrowers offline since February 2018.

•

General and administrative expenses. Our general and administrative expenses increased from RMB95.6 million in 2017 to RMB150.5 million in 2018, primarily due to the increase of payroll expenses and share-based compensation expenses for our general and administrative staff and professional service fees incurred.

•	Research and development expenses. Our research and development expenses remained relatively stable at RMB181.0 million and RMB184.3 million, in 2017 and 2018, respectively.

Interest income. We recognized interest income of RMB1.9 million and RMB0.2 million in 2017 and 2018, respectively, in connection with our bank deposits.

Other income, net. We recognized other income of RMB12.6 million and RMB20.3 million in 2017 and 2018, respectively, primarily as a result of government subsidies received.

Income before income taxes. As a result of foregoing, we recognized income before income taxes of RMB701.2 million and RMB705.7 million in 2017 and 2018, respectively.

Income tax expenses. We recognized tax expenses of RMB161.6 million and RMB93.9 million in 2017 and 2018, respectively, as a result of operating gains in such periods.

Net income. As a result of foregoing, we recorded net income of RMB539.5 million and RMB611.8 million in 2017 and 2018, respectively.

Selected Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2017, 2018 and 2019. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	606,097	41,441	122,149	17,546
Accounts receivable, net	—	336,849	139,164	19,990
Contract assets, net	799,291	203,080	—	—
Assets from the investor assurance program, net	270,276	5,525	—	—
Amounts due from related parties	517,685	—	130,722	18,777
Short-term investment	—	—	69,618	10,000

Total assets	2,530,532	801,879	701,072	100,705

Payroll and welfare payables	105,386	110,562	48,524	6,970
Liabilities from the investor assurance program	3,017,124	1,547,072	—	—
Refund liabilities	156,111	84,498	180,104	25,870
Other guarantee liabilities	701,228	4,060	—	—
Tax payables	203,990	422,177	179,421	25,772
Accrued expenses and other current liabilities	143,286	201,007	158,705	22,800
Other payable related to the disposal of Caiyin	—	—	839,830	120,634

Total liability	4,462,074	2,453,885	1,442,671	207,229

Total net liabilities	1,931,542	1,652,006	741,599	106,524

Cash and Cash Equivalents

As of December 31, 2018, we had cash, cash equivalents of RMB41.4 million, which decreased from RMB606.1 million as of December 31, 2017, primarily as a result of the significant payouts in 2018 related to the investor assurance program managed by us. Our cash and cash equivalents increased from RMB41.4 million as of December 31, 2018 to RMB122.1 million (US$17.5 million) as of December 31, 2019, primarily because we disposed of Shanghai Caiyin and stopped payouts related to the investor assurance program and we also received proceeds from our initial public offering during the year.

Accounts receivable and contract assets, net

Contract assets represent our right to consideration in exchange for services that we have transferred to the customer before payment is due. Prior to February 2018, our right to consideration for monthly fees of facilitation services was conditional on the borrowers’ actual payment, as the borrower had the right to early terminate the loan contract prior to the loan maturity and was not obligated to pay the remaining monthly fees. As such, we recorded a corresponding contract asset for the monthly service fees allocated to loan facilitation services and post-origination services that had already been delivered in relation to loans facilitated on our platform when recognizing revenue from loan facilitation services and post-origination services. No accounts receivable was recorded in relation to the loans facilitated prior to February 2018. In addition, our right to the consideration for the service fee derived from automated investment programs is conditional on the actual return of the investment; therefore, a corresponding contract asset is recorded when the revenue of service fee is recognized.

Starting from February 2018, according to the contractual agreement with borrower, upon inception of the loan, we have unconditional right to the first six months’ service fee for the loans facilitated on our platform at loan inception regardless of the subsequent timing of the borrowers’ repayment of the loan. Therefore, we began to record accounts receivable up to total fees collectible in the first six months and contract assets for fees collectible in the subsequent months when recognizing revenue from loan facilitation service subsequent to February 2018. We collected a majority of service fees within the first two months of the loan inception.

Since April 28, 2018, we charge all of the service fees in two equal installments that are due on the same days when the first and second monthly repayments of principal and interest are due, and we also have unconditional right to the first two months’ service fees upon loan origination. Similarly, for service fees for the facilitation loan service between borrowers and institutional funding partners starting from the third quarter of 2019, the service fees are charged in the subsequent month of facilitation service completed and we have unconditional right to the service fees upon loan origination. As such, we recognize accounts receivable when recognizing revenue from the loan facilitation service. Meanwhile, the portion of service fees that are collected and allocated to the post-origination service yet to be provided are recorded as deferred revenue on the consolidated balance sheet. No contract assets are recognized on loans facilitated subsequent to April 28, 2018 and all service fees are recognized as accounts receivable and are collectible within the first two months on the same day when the first and second monthly repayments of principal and interest are due. Due to the change of payment terms, the collection risk of accounts receivable is significantly reduced compared to that of the contract assets.

We have established an allowance for uncollectible contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific customers which is essentially the net expected accumulative loss rates used in determining the fair value of guarantee liabilities under each product type. We estimated the allowance for uncollectible receivables based on expected net accumulated loss rates for terms during which losses of such service fees are expected to occur, which are consistent with the terms during which we expect to collect service fees. The net expected accumulative loss rate reflects the net effect of expected loss as a result of borrower’s default and the subsequent collections. A higher loan delinquency rate of underlying loans would indicate a higher net expected accumulative loss rate, which will in turn result in a larger amount of allowance provided for the contract assets and accounts receivables recognized for the service fees from the corresponding loans. We will write off accounts receivable and contract assets as well as the corresponding allowances if any repayment of the underlying loan is 90 days past due. We also establish an allowance for uncollectible accounts receivable for loan facilitation service and post-origination service between institutional funding partners and borrowers, which are based on historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off for loan facilitation service and post-origination service between institutional funding partners and borrowers when overdue loans are settled for an amount that is less than the outstanding historical balance or when we determined the balance will not be collected.

The contract assets, net of the allowance for uncollectible contract assets decreased from RMB799.3 million as of December 31, 2017 to RMB203.1 million as of December 31, 2018 and further decreased to nil as of December 31, 2019. The gross amount of accounts receivable was RMB364.9 million, net of allowance of RMB28.0 million as of December 31, 2018 and RMB199.8 million (US$28.7 million), net of allowance of RMB60.7 million (US$8.7 million) as of December 31, 2019. We recorded a total provision of uncollectible receivables and contract assets of RMB266.0 million and RMB232.2 million (US$33.4 million) in 2018 and 2019, respectively, and charged off RMB280.1 million and RMB199.3 million (US$28.6 million) of accounts receivable and contracts assets as well as the corresponding allowances in 2018 and 2019, respectively. As we only started our cooperation with institutional funding partners from the third quarter of 2019, there was no allowance recorded for uncollectible accounts receivable for loan facilitation service and post-origination service between institutional funding partners and borrowers in 2019.

The accounts receivable balance was related to loans facilitated since February 2018. Our accounts receivable, net of allowance, recorded for each loan products as of 2018 and 2019 are presented in the table below:

December 31, 2018	Current loan products	Other online standard loan products	Offline and non- standard loan products	Other services	Total
	(in RMB thousands)
Loan facilitated in 2018	336,849	—	—	—	336,849

Total	336,849	—	—	—	336,849

December 31, 2019	Current loan products	Other online standard loan products	Offline and non- standard loan products	Other services	Total
	(in RMB thousands)
Loan facilitated in 2019	135,704	3,460	—	—	139,164

Total	135,704	3,460	—	—	139,164

The aging of accounts receivable as of December 31, 2018 is presented as follows:

	Current loan products	Other online standard loan products	Offline and non- standard loan products	Other Services	Total
	(in RMB thousands)
0-30 days	351,250	—	—	—	351,250
31-60 days	6,945	—	—	—	6,945
60-90 days	6,668	—	—	—	6,668

Total	364,863	—	—	—	364,863

The aging of accounts receivable as of December 31, 2019 is presented as follows:

	Current loan products	Other online standard loan products	Offline and non- standard loan products	Other Services	Total
	(in RMB thousands)
0-30 days	187,575	3,690	—	—	191,265
31-60 days	2,984	—	—	—	2,984
60-90 days	4,620	5	—	—	4,625
Over 90 days[1]	969	—	—	—	969

Total	196,148	3,695	—	—	199,843

[1]	The accounts receivable of aging over 90 days comes from facilitation and post-origination service between institutional funding partners and borrowers.

The movement of accounts receivable for the year ended December 31, 2018 is as follows:

	Opening balance as of January 1, 2018	Addition in the current year	Collection in the current year	Write off in the current year	Ending balance as of December 31, 2018
	(in RMB thousands)
Current loan products	—	1,517,277	(1,128,998)	(23,416)	364,863
Other online standard loan products	—	2	(2)	—	—
Offline and non-standard loan products	—	18	(18)	—	—
Other services	—	4,252	(4,252)	—	—

Total	—	1,521,549	(1,133,270)	(23,416)	364,863

The movement of accounts receivable for the year ended December 31, 2019 is as follows:

	Opening balance as of January 1, 2019	Addition in the current year	Collection in the current year	Write off in the current year	Ending balance as of December 31, 2019
	(in RMB thousands)
Current loan products	364,863	2,398,006	(2,454,752)	(111,969)	196,148
Other online standard loan products	—	5,498	(1,801)	(2)	3,695
Other services	—	—		—	—

Total	364,863	2,403,504	(2,456,553)	(111,971)	199,843

The movement of allowance for uncollectible receivables for the year ended December 31, 2018 is as follows:

	Opening balance as of January 1, 2018	Current year net provision	Write-off in the current year	As of December 31, 2018
	(in RMB thousands)
Current loan products	—	(51,430)	23,416	(28,014)
Other online standard loan products	—	—	—	—
Offline and non-standard loan products	—	—	—	—
Other services	—	—	—	—

Total	—	(51,430)	23,416	(28,014)

The movement of allowance for uncollectible receivables for the year ended December 31, 2019 is as follows:

	Opening balance as of January 1, 2019	Current year net provision	Write-off in the current year	As of December 31, 2019
	(in RMB thousands)
Current loan products	(28,014)	(144,399)	111,969	(60,444)
Other online standard loan products	—	(237)	2	(235)

Total	(28,014)	(144,636)	111,971	(60,679)

As showed in the tables, we have recorded a RMB144.6 million (US$20.8 million) allowance in 2019 mainly in relation to the RMB2,403.5 million (US$345.2 million) accounts receivable recognized in 2019, compared with RMB51.4 million allowance recorded in 2018 mainly in relation to the RMB1,521.5 million accounts receivable recognized in 2018. The increase was primarily because we made additional provision for our outstanding loans due to the unfavorable market conditions in 2019.

Assets from the investor assurance program

We provided the investor assurance program managed by us for all loans facilitated prior to April 28, 2018. At the inception of such loans, we recorded the assets from the investor assurance program which corresponds to the stand-ready liabilities recognized at fair value, which represented service fees that are collectible from the underlying loans that are expected to be used for the estimated payout of the corresponding guarantee liabilities. We no longer recognize such assets from investor assurance program in relation to loans facilitated subsequent to April 28, 2018. Our assets from investor assurance program decreased from RMB270.3 million as of December 31, 2017 to RMB5.5 million as of December 31, 2018 and further to nil as of December 31, 2019 as we disposed of Shanghai Caiyin in September 2019.

Amounts due from related parties

Our amounts due from related parties was RMB130.7 million (US$18.8 million) as of December 31, 2019, mainly due to our loan to China Smartpay, of RMB 119.9 million (US$17.2 million) with a fixed annual interest rate of 8% in 2019. Our amounts due from related parties was RMB517.7 million as of December 31, 2017, primarily consisted of the receivable from Niwodai Finance resulting from our acquisition of Niwodai Finance in 2015 and our loans to Niwodai Finance for its daily operation.

Short-term investment

In 2019, we purchased convertible notes of Cornerstone Management, Inc., a third party private company for a cash consideration of US$10.0 million with annual interest rate of 8%. The term of the convertible note is one year and we have the right to convert the debt to its ordinary shares upon certain conditions are satisfied.

Liabilities from the investor assurance program

Liabilities from the investor assurance program represented expected net payout associated with loans facilitated on the platform of Niwodai Internet prior to April 28, 2018 in connection with the investor assurance program managed by us. The decrease in liabilities from investor assurance program from 2017 to 2018 was primarily due to payouts on such liabilities and the decrease in loan origination volume covered by the investor assurance program managed by us as we no longer operate investor assurance program for loans facilitated after April 28, 2018. As we disposed of Shanghai Caiyin in 2019, no such liabilities was recorded as of December 31, 2019.

Other guarantee liabilities

Other guarantee liabilities represent expected net payout associated with servicing rights and obligations Shanghai Caiyin acquired from Niwodai Finance in December 2015. As of December 31, 2019, all the loans we acquired from Niwodai Finance had matured and we had paid out the outstanding other guarantee liabilities in 2019, therefore no other guarantee liabilities was recorded as of December 31, 2019.

Payroll and welfare payables

Our payroll and welfare payables represent primarily unpaid salaries and bonuses to our employees and provision for unpaid social welfare and housing provident fund contributions. As of December 31, 2017, 2018 and 2019, our payroll and welfare payables consisted of unpaid salaries and welfares for the month of December of RMB24.4 million, RMB24.5 million and RMB26.4 million (US$3.8 million), respectively, annual bonuses of RMB37.2 million, RMB41.9 million and nil, respectively, and provision for unpaid social welfare and housing provident fund contributions of RMB43.8 million, RMB44.2 million and RMB22.1 million (US$3.2 million), respectively. Our payroll and welfare payables increased slightly from RMB105.4 million in 2017 to RMB110.6 million in 2018 as the number of our employees increased in line with the expansion of our business, as well as in line with an increase in the prevailing payroll level in our industry. Our payroll and welfare payables decreased from RMB110.6 million in 2018 to RMB48.5 million (US$7.0 million) in 2019, primarily because we cancelled annual bonuses in 2019 due to reduced business volume and unfavorable market conditions.

We have settled RMB26.3 million (US$3.8 million) of our payroll and welfare payables as of December 31, 2019 related to salaries and welfares for the month of December. The provision for unpaid social welfare and housing provident fund contributions was related to the unpaid amount prior to March 2018. See “Risk Factors—Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.” As remitting such unpaid amounts involves conditions on the implementation level, some of which are beyond our control, the amount has not been paid and we do not expect the payment will be settled within a short period of time. Nevertheless, in the event that we receive a notice from the relevant authorities, we intend to pay the outstanding social welfare and housing provident fund contributions in accordance with such notice. Since March 2018, we have made adequate payments for the social welfare and housing provident fund in accordance with relevant laws and regulations and therefore we have not recorded additional provision for unpaid social welfare and housing provident fund contributions.

Other payables related to the disposal of Shanghai Caiyin

We disposed of Shanghai Caiyin to Shenzhen Rongxinbao in 2019. As Shanghai Caiyin was in net deficit position as of August 31, 2019 due to its collaboration with us, we agreed to waive Shanghai Caiyin’s payables to us and pay a total transaction price of RMB1,078.7 million, among which RMB372.1 million payable by us is contingent upon Shanghai Caiyin’s liability status in the period proceeding December 30, 2022 and subject to certain adjustments. No gain or loss was recognized for this disposal. As of December 31, 2019, the remaining transaction price to be paid was RMB839.8 million (US$120.6 million), consisting of fixed payable of RMB467.7 million (US$67.2 million) and contingent payable of RMB 372.1 million (US$53.4 million).

Tax payables

Our tax payables primarily represent VAT, enterprise income tax and surtaxes payable by us. Our tax payables as of December 31, 2017 consisted of unpaid VAT of RMB181.2 million and surtaxes of RMB22.4 million. Our tax payables as of December 31, 2018 primarily consisted of unpaid VAT of RMB320.8 million, enterprise income tax of RMB63.9 million and surtaxes of RMB36.6 million. Our tax payables as of December 31, 2019 consisted of unpaid VAT of RMB67.9 million (US$9.8 million), surtaxes of RMB7.3 million (US$1.0 million) and enterprise income tax of RMB103.0 million (US$14.8 million). The increase in tax payables from 2017 to 2018 was primarily due to the growth in our business operations and our operating income in 2018 and the decrease in tax payables from 2018 to 2019 was primarily due to the reduced VAT resulting from our disposal of Shanghai Caiyin. We expect to settle our tax payables as of December 31, 2019 in accordance with relevant laws and regulations in due course.

Refund liabilities

Our refund liabilities represented liabilities associated upfront service fees we charged historically at loan origination for loans facilitated prior to February 2018 that are partially refundable to the borrowers if they elect to repay the principal of loans ahead of schedule. We estimated the refund based on historical prepayment rate and recorded corresponding refund liabilities upon receiving upfront fees. As of December 2017 and 2018, our refund liabilities were RMB156.1 million and RMB84.5 million, respectively. Our refund liabilities decreased from 2017 to 2018 primarily due to the amount of refund liabilities we settled in 2018. For loans facilitated after February 2018, as we no longer charge upfront fees and have unconditional right to the first six months’ service fees at loan inception according to the contractual agreement with borrowers, no service fees will be refunded, and therefore we have not recorded additional refund liabilities since February 2018. As of December 31, 2019, such liabilities associated upfront service fees were fully settled.

In addition, we reclassified incentive accrued but not paid as refund liabilities based on the management’s best estimate upon disposal of Shanghai Caiyin in 2019, which were previously offset by the contract assets. As of December 31, 2018, we had incentives accrued but not paid of RMB159.4 million, which were recorded as a contra account to the contract assets. As of December 31, 2019, we had incentives accrued but not paid of RMB180.1 million (US$25.9 million), which were recorded under refund liabilities.

Accrued expenses and other current liabilities

Our accrued expenses and other current liabilities represent primarily accrued expenses related to our business operation and provision for unpaid withholding individual income tax. As of December 31, 2017 and 2018, our accrued expenses and other current liabilities mainly result from accrued expenses of RMB93.3 million and RMB109.0 million, respectively. As of December 31, 2019, our accrued expenses and other current liabilities mainly included accrued expenses of RMB70.3 million (US$10.1 million) and deferred revenue of RMB55.7 million (US$8.0 million). We expect to settle our accrued expenses as of December 31, 2019 in accordance with the credit term in relevant contracts in the next few months.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Presentation, Combination and Consolidation

All of our online individual finance marketplace business is now carried out by our consolidated variable interest entities. Our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. Since we and the subsidiaries, our consolidated VIE and its subsidiaries and consolidated affiliated entities that operated our online marketplace business are under common control of Mr. Dinggui Yan, the assets and liabilities have been stated at historical carrying amounts. In addition, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. Our consolidated statements of operations consist of all costs and expenses related to us. Income tax liability was calculated as if we had filed separate tax returns for all the periods presented.

We conduct our online individual finance marketplace business in China through our consolidated VIE and its subsidiary. Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we conduct our online operations in China through a series of Contractual Arrangements entered into among Shanghai KunJia, Jiayin Finance and its shareholders. Jiayin Finance and its wholly-owned subsidiary Niwodai Internet hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. We also expect Niwodai Internet to apply for, obtain and hold our value-added telecommunication business license for our online individual finance marketplace business. Most of our revenues, costs and expenses directly related to loan facilitation and servicing in China are generated through Niwodai Internet. As a result of the Contractual Arrangements, we have the ability to direct the activities of Jiayin Finance and that most significantly impact its economic performance, and to obtain a majority of the residual returns of Jiayin Finance. We are considered the primary beneficiary of Jiayin Finance, and accordingly the entity is our variable interest entity under U.S. GAAP and we consolidate its results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Jiayin Finance might preclude us from consolidating the entity in the future.

In accordance with the collaboration agreement with Shanghai Caiyin in December 2015, Shanghai Caiyin provided guarantee services for the loans facilitated by Niwodai Internet. Borrowers paid Shanghai Caiyin certain post-origination service fees as determined by Niwodai Internet. Niwodai was also eligible to collect the amount of serve fees in excess of the amount paid by Shanghai Caiyin to Niwodai Internet out of the investor assurance program managed by Shanghai Caiyin, minus reasonable operation costs. Furthermore, Niwodai Internet reserved the right to terminate the agreement at any time and engage other parties to perform the guarantee services. Therefore, we were also considered the primary beneficiary of Shanghai Caiyin, and accordingly the entity is our variable interest entity under U.S. GAAP and we consolidate its results in our consolidated financial statements. However, in September 2019, we amended the collaboration agreement and disposed of Shanghai Caiyin. Since September 2019, Shanghai Caiyin has no longer been a consolidated entity of our Company.

Our historical results for any period presented are not necessarily indicative of the results to be expected for any future period. Although we believe that the assumptions underlying our consolidated financial statements and the allocations made to us are reasonable, our basis of presentation and allocation methodologies required significant assumptions, estimates and judgments. Using a different set of assumptions, estimates and judgments would have materially impacted our financial position and results of operations.

Revenue Recognition

We provide services primarily as an online marketplace connecting investors with borrowers. Prior to April 28, 2018, we provided three services for loans facilitated on our marketplace, including loan facilitation services, post-origination services (e.g., cash processing and collection services) and guarantee services. Since we ceased to provide investor assurance program managed by us on April 28, 2018, we no longer provide any guarantee services.

Our platform enables investors to directly invest in loans that can be selected, at the investors’ discretion, from hundreds of new lending opportunities to pre-approved borrowers that are posted on our marketplace every day. Investors also have the option to use automated investment programs whereby their funds are automatically allocated among pre-approved borrowers. The automated investment programs automatically reinvest investors’ funds as soon as a loan is repaid, enabling the investors to accelerate the reinvestment of cash without having to continually revisit our mobile application.

Historically, we typically charged a portion of service fees at loan origination with the remaining service fees collected on a monthly basis, which are payable by the borrowers for all services provided. The upfront fees collected were RMB2.9 billion and RMB0.5 billion in 2017 and 2018, respectively. The upfront fees became due when the underlying loan was successfully facilitated, and monthly fees became due on the same days when the monthly repayments of principal and interest were due. Since February 2018, we have stopped charging upfront service fees to comply with the new regulatory requirements for all loans facilitated through our online marketplace. Instead, we have charged all service fees in monthly installments on the same days when the monthly repayments of principal and interest are due.

We also charge service fees to investors for using the automated investment programs, which equal a certain percentage of the actual return in excess of the expected rate of return from the investments, payable at the end of the investment period. No application fee is charged to borrowers or investors. For certain loan products, borrowers have the option of early repayment and upon termination they do not have the obligation to pay the remaining monthly service fees to us.

Prior to April 28, 2018, in order to provide a more competitive level of assurance to investors, we maintained an investor assurance program for the benefit of the investors using our marketplace. In the event of borrowers’ default, investors were entitled to receive unpaid interest and principal under the terms of the investor assurance program. Prior to April 28, 2018, we, through our consolidated VIE, Shanghai Caiyin, were obligated to make the payment to the investors to the extent that the funds under the investor assurance program were available. In the event of insufficient funds, we were required to make payments to investors as soon as the funding was replenished from future collections of service fees. Given that we effectively took on all of the credit risk of the borrowers and were compensated by the service fee charged, we deemed the guarantee as a service and recognized a stand-ready obligation for the guarantee exposure in accordance with ASC Topic 460, Guarantees. As we ceased to provide the investor assurance program managed by ourselves, we no longer provide guarantee services on loans facilitated subsequent to April 28, 2018 (see accounting policy for investor assurance program).

We have adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2018 using the full retrospective method which requires us to present our financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, we apply the following steps:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligation in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

We determine that both the investors and the borrowers are our customers. We assess ability and intention to pay the service fees of both borrowers and investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. We consider the loan facilitation service, guarantee service and post-origination service as three separate services, of which, the guarantee service is accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the our promises to deliver the services are separately identifiable from each other in the contract.

We determine the total transaction price to be the service fees chargeable from the borrowers, net of value-added tax. The transaction price includes variable consideration in the form of prepayment risk of the borrowers. We reflect in the transaction price the borrower’s prepayment risk and estimate variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the repayment percentage of the borrowers. The transaction price is allocated amongst the guarantee service, if any, and two performance obligations.

We first allocate the transaction price to the guarantee liabilities, if any, in accordance with ASC Topic 460, Guarantees which requires the guarantee to be measured initially at fair value based on the stand-ready obligation. Then the remaining considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. We do not have observable standalone selling price information for the loan facilitation services or post-origination services because we do not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market reasonably available to us. As a result, the estimation of standalone selling price involves significant judgment. We use expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-origination services as the basis of revenue allocation. In estimating the standalone selling price for the loan facilitation services and post-origination services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors.

For each type of service, we recognize revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized evenly over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the investors. Revenues from guarantee services are recognized at the expiry of the guarantee term.

For upfront fees that are partially refundable to the borrowers, we estimated the refund based on historical prepayment rate and recorded a corresponding refund liabilities upon receiving upfront fees.

Other revenue

Under ASC 606, service fees derived from investors using the automated investment programs are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment program are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the investors. We record service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC 606 for the years ended December 31, 2017, 2018 and 2019 was RMB156.6 million, RMB242.5 million and RMB174.2 million (US$25.0 million), respectively. The weighted average investment period was 8.7 months, 8.0 months and 8.3 months for the years ended December 31, 2017, 2018 and 2019, respectively.

Other revenue also includes revenue from guarantee services recognized at the expiry of the guarantee term, penalty fees for loan prepayment and late payment, and service fee for transferring loans between investors on the platform. Under ASC 606, penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between investors are recognized when the transfer is completed and service fees are collected from the investors.

Incentives to investors

To expand our market presence, we provide incentives to investors in a form that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in the products they purchase. Such incentives are accounted for as a reduction of revenue in accordance with ASC 606. If the investors early terminate the program and withdraw the investment, no incentive will be paid. Such incentives are recorded as a reduction of revenue over the investment period and the incentive accrued but not paid are recorded as refund liabilities based on the management’s best estimate. In 2017, 2018 and 2019, the incentives we provided to investors on an accrual basis were RMB178.9 million, RMB421.4 million and RMB466.0 million (US$66.9 million), respectively, and the incentives we paid were RMB169.2 million, RMB296.2 million and RMB446.0 million (US$64.1 million), respectively. We determine the amount of incentives to be provided to investors primarily in view of our potential investor’s investment willingness, market demand and competition.

Accounts receivable and contract assets, net

Contract assets represent our right to consideration in exchange for services that our company has transferred to the customer before payment is due. Prior to February 2018, our right to consideration for the monthly fees of loan facilitation services was conditional on the borrowers’ actual payment, as the borrower had the right to early terminate the loan contract prior to loan maturity and were not obligated to pay the remaining monthly fees. As such, we recorded a corresponding contract asset for the monthly service fees allocated to loan facilitation services and post-origination services that had already been delivered in relation to loans facilitated on our platform when recognizing revenue from loan facilitation services and post-origination services. No accounts receivable was recorded since we did not have unconditional right to the consideration if the borrowers chose to early terminate and were not obligated to pay the remaining service fees in relation to the loans facilitated prior to February 2018. In addition, our right to the consideration for the service fees derived from automated investment program was conditional on the actual return of the investment; therefore, a corresponding contract asset was recorded when revenue from service fees was recognized.

Starting from February 2018, according to the contractual agreement with borrower, upon inception of a loan, we have unconditional right to the first six months’ service fee for loans facilitated on our marketplace at loan inception regardless of the subsequent timing of the borrower’ repayment of the loan. Therefore, we recorded accounts receivables up to total fees collectible in the first six months and contract assets for fees collectible in the subsequent months when recognizing revenue from loan facilitation service subsequent to February 2018.

Since April 28, 2018, we have charged all of the service fees in two equal installments on the same days when the first and second monthly repayments of principal and interest are due, and we also have unconditional right to the first two months’ service fees upon loan origination. As such, we recognize accounts receivable when recognizing revenue from the loan facilitation service. Meanwhile, the portion of service fees that are collected and allocated to the post-origination service yet to be provided are recorded as deferred revenue on our consolidated balance sheet. No contract assets are recognized in respect of loans facilitated after April 28, 2018.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310. We established an allowance for uncollectible contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific types of customers which is essentially the expected net accumulated loss rates used in determining the fair value of guarantee liabilities under each product type.

We estimate the allowance for uncollectible receivables based on expected net accumulated loss rates for terms during which losses of such service fees are expected to occur, which are consistent with the terms during which we expect to collect service fees. The profile of the borrowers are homogenous under each product types and as such, we apply a portfolio approach in accounting for credit risk. For individual customers where there is an observable indicator of impairment such as fraud, a specific allowance is provided. We evaluate and adjust the allowance for uncollectible receivables and contract assets on a quarterly basis or more often as necessary. Uncollectible receivables and contract assets are written off when the consideration entitled to be received by us is due and a settlement is reached for an amount that is less than the historical loan principal or when we have determined the balance will not be collected. Accounts receivable and contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. We will write off accounts receivable and contract assets and corresponding provisions for uncollectible receivables and contract assets if any repayment of the underlying loan is 90 days past due. Recoveries of accounts receivable and contract assets previously charged off will be recorded when received by crediting the allowance in the period of recovery. We also establish an allowance for uncollectible accounts receivable for loan facilitation service and post-origination service between institutional funding partners and borrowers, which are based on historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off for loan facilitation service and post-origination service between institutional funding partners and borrowers when overdue loans are settled for an amount that is less than the outstanding historical balance or when we determined the balance will not be collected.

The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination service were RMB171.0 million, RMB222.7 million and RMB182.0 million (US$26.1 million) as of December 31, 2017, 2018 and 2019, respectively, among which approximately 70%, 92% and 100% of the remaining performance obligations will be recognized by us over the following 12 months, respectively, with the remainder recognized thereafter.

Revenue recognized in 2017, 2018 or 2019 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated return on investment periods, the change of estimated prepayment rate and refund upfront fees was immaterial.

We used practical expediency in applying full retrospective method on completed contracts in transiting to ASC 606. For completed contracts that have variable consideration, we used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

We determine that the investor and borrower acquisition cost paid based on the amount of investment or borrowing represent costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the periods presented.

Investor Assurance Program

Before we dispose of Shanghai Caiyin in 2019, we maintained an investor assurance program through Shanghai Caiyin for the benefits of investors who invested in unsecured loans through our marketplace in loans facilitated prior to April 2018 and to provide guarantee to investors through the same investor assurance program that was acquired from Niwodai Finance. Under the investor assurance program, we set aside the service fees charged by Shanghai Caiyin into designated restricted cash accounts to be used to cover the principal and interest of defaulted loans on a portfolio basis, payable on a first-loss basis up to the balance of the investor assurance program. We repay the aggregate amounts of principal and respective interest, which are due based on the repayment schedule, to investors typically within a few days upon borrowers’ default, and no later than three weeks thereafter. In accordance with the terms of the investor assurance program, an investor is entitled to compensation for losses resulting from defaulted loans within 15 calendar days of the due date.

Default payments to investors can only be made from the investor assurance program when there are sufficient funds available. Our obligation under the investor assurance program to make payments is limited to the amount of the restricted cash at any point in time and we are obliged to compensate investors once the restricted cash balance is replenished again from service fees generated from future borrowers. Once the investor is paid for a borrower’s default, any future amount recovered is deposited into the investor assurance program. We regularly review actual net accumulated loss rate of each loan product facilitated and relevant economic factors to ensure estimations are kept up-to-date. For the loans facilitated before April 28, 2018 under the investor assurance program managed by us, we transferred cash to the restricted cash accounts to fund the investor assurance program in 2018 when the balance of the investor assurance fund is depleted.

At loan inception, we are required to record liability from the investor assurance program in accordance with ASC Topic 460-10, which incorporates the expectation of potential future payments under the guarantee and takes into account both non-contingent and contingent aspects of the guarantee.

Subsequently, the liability from the investor assurance program is measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 is determined on a loan-by-loan basis and it is reduced when we are released from the underlying risk, either when the loan is repaid by the borrower or when the lender is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. When we are released from the stand-ready liability upon expiration of the underlying loan, we record a corresponding amount as net revenue in the consolidated statement of comprehensive income. The other component is a contingent liability determined based on probable loss considering the actual historical performance and current condition, representing the future payouts under the investor assurance program in excess of the stand-ready liability and is measured using the guidance in ASC Topic 450, Contingencies. The ASC Topic 450 contingent component is determined on a collective basis and loans with similar risk characteristics are pooled into cohorts for purposes of measuring incurred losses. The ASC Topic 450 contingent component is recognized as part of operating expenses in the consolidated statement of comprehensive income. At all times the recognized liability (including the stand-ready liability and contingent liability) is at least equal to the probable estimated losses of the guarantee portfolio. When a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to calculate the present value of the projected cash flows which is based on market rates. The discounted rate used in the model is 15% in 2017 and 2018. We also estimated the markup margin by looking at several comparable business models. The expected collection rate of defaulted loans was based on the average historical collection rate of our products.

As our stand-ready liability is not traded in an active market with readily observable prices, we use significant unobservable inputs to measure the fair value of stand-ready liabilities upon initial recognition. Stand-ready liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. We estimate the fair value of the stand-ready liability by estimating expected net accumulated loss rates, based on historical net accumulated loss rate for each product type and incorporating a markup margin. A discounted cash flow methodology was used to estimate the fair value of the guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the expected net accumulated loss rates applied in the valuation models. The weighted average expected net accumulated loss rates applied for year 2017 and 2018 were 13.4% and 11.2%, respectively. These inputs in isolation can cause significant increases or decreases in fair value.

The increase in the expected net accumulated loss rates can significantly increase the fair value of stand-ready liability of the loan newly facilitated upon initial recognition; conversely a decrease in the net expected accumulated loss rates can significantly decrease the fair value of stand-ready liability of the loan newly facilitated upon initial recognition. When a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to calculate the present value of the projected cash flows which is based on market rates. We also estimated the markup margin by looking at several comparable business models. The expected net accumulated loss rate of underlying loans was based on the average historical net accumulated loss rate of our products.

At the loan inception, we record the assets from the investor assurance program which corresponds to the stand-ready liability recognized at fair value, and represents service fees that are collectible from the underlying loans that are expected to be used for the estimated payout of the corresponding guarantee liabilities. At each reporting date, we estimate the future cash flows and assess whether there is any indicator of impairment. If the carrying amount of the asset from the investor assurance program exceeds the expected cash to be received, an impairment loss is recorded for the asset not recoverable and is reported as part of “provision for assets and liabilities from the investor assurance program” in the statements of comprehensive income.

The investor assurance program also covers the outstanding loans covered by investor assurance program acquired from Niwodai Finance in 2015, of which the associated guarantee liabilities are separately recorded as “other guarantee liabilities” in the consolidated balance sheet. Service fees collected from all the loans, including loans newly facilitated by us and loans related to other guarantee liabilities acquired in the 2015, are utilized to pay out on both liabilities from investor assurance program and other guarantee liabilities. Notwithstanding the foregoing, service fees related to new loans facilitated by us constitute most of the service fees we collected.

We discontinued managing investor assurance program for loans facilitated after April 28, 2018. We no longer charge service fees associated with guarantee services and meanwhile free from allocating collectible service fees to the fair value of the stand-ready liability from the investor assurance program in accordance with ASC Topic 460. Given we no longer assume obligation in compensating investors upon borrower’s default, we do not recognize assets and liabilities from investor assurance program and provision for assets and liabilities from the investor assurance program since April 28, 2018.

Income Taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, management considers all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more like than not that a portion of or all of the deferred tax assets will not be realized.

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019.

Measurement of Share-based Compensation

In September 2016, Jiayin Finance adopted a share incentive plan, or the 2016 Share Incentive Plan. For information regarding the 2016 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2016 Share Incentive Plan.” In September 2016 and October 2018, options to purchase 13,321,500 and 2,851,600 shares of Jiayin Finance were issued pursuant to the 2016 Share Incentive Plan to certain of our employees, respectively, among which 4,848,900 options were subsequently cancelled, 11,324,200 options were outstanding before our initial public offering. All outstanding options granted under the 2016 Share Incentive Plan have been cancelled or replaced with options the 2019 Share Incentive Plan.

In February 2019, we adopted a share incentive plan, or the 2019 Share Incentive Plan, which became effective upon the completion of our initial public offering in May 2019. For information regarding the 2019 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2019 Share Incentive Plan.” In connection with the adoption of 2019 Share Incentive Plan, we cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. In November 2019, we granted four batches options equivalent of 288,000 share options with the exercise price of RMB3.5 per share to employees pursuant to the 2019 Share Incentive Plan.

We use binominal pricing model, which assumes the value of an asset increases and decreases by fixed proportions at a predictable schedule, to estimate the fair value of the above options granted under the 2016 Plan and 2019 Plan. Binomial options pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions including the estimated expected stock price volatility and, the exercise multiple. For expected volatilities, as the length of time has been short since we went to public, we have made reference to the historical price volatilities of several comparable companies in the same industry in 2019. For the exercise multiple, it is based on management’s estimation, which we believe is representative of the future exercise pattern of the options. The risk-free rate for periods within the contractual life of the option is based on the China or US Government Bond with maturity similar to the maturity of the options as of valuation. The estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent third party valuation firm. Our management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The following assumptions were applied to estimate the fair value of the options granted in 2016, 2018 and 2019 at the date of grant:

	September 2016	October 2018	November 2019
Average risk-free rate of interest	2.54%	3.32%	1.57%-1.69%
Estimated volatility rate	50.46%	44.32%	42.86%-45.28%
Dividend yield	0.00%	0.00%	0.00%
Time to maturity	4.5 years	4.5 years	0-3 years
Fair value per underlying ordinary share	RMB21.38	RMB88.13	RMB53.43

Before our initial public offering, determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had we used different assumptions and estimates, the resulting fair value of the share options and the resulting share-based compensation expenses could have been different.

In determining the fair value of our ordinary shares, we applied the income approach / discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

If the fair value of the underlying equity and any of the assumptions used in the Binomial option pricing model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

After our initial public offering, the closing market price of the underlying shares on the grant date is applied when determining the fair value of ordinary shares.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-1 for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% an 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resource

Our primary source of liquidity has been cash provided by operating activities, and funds provided by our shareholders, including through capital contributions and loans from related parties, which has historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements.

In 2017, we generated positive cash flows from our operating activities of RMB104.8 million. In 2018, net cash used in operating activities was RMB228.4 million. In 2019, we generated positive cash flows from operating activities of RMB26.3 million (US$3.8 million). As of December 31, 2019, we had cash and cash equivalents of RMB122.1 million (US$17.5 million). We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

Our operating cash flows were primarily comprised of service fees we receive from operating activities and payouts out of our restricted cash related to our investor assurance programs. The restricted cash primarily represented the amount of cash we set aside in designated bank accounts for the investor assurance program managed by us to repay the liability from the investor assurance program and other guarantee liabilities. When payouts were made under the investor assurance program upon default, such payouts will reduce the balance of our restricted cash. Upon collection of service fees by Shanghai Caiyin, we deposited such service fees directly into the designated restricted cash accounts. We monitored the balance of our restricted cash on a regular basis to ensure it could sufficiently cover the expected payouts, and when a shortfall was anticipated, we would transfer additional cash to the designated restricted cash accounts. In 2017 and 2018, net payouts related to our investor assurance program were RMB3.2 billion and RMB3.5 billion, which exceeded our net revenue of RMB2.3 billion and RMB2.9 billion in the same periods, respectively. In 2017 and 2018, service fees collected from borrowers that were directly deposited into designated bank accounts for investor assurance program were RMB2.9 billion and RMB2.3 billion, respectively, which in aggregate, was less than the net payouts related to our investor assurance program. In 2019, we made net payouts of RMB0.8 billion (US$0.1 billion) for the investor assurance program for loans facilitated prior to April 2018. As we disposed of Shanghai Caiyin in 2019, we were not subject to the guarantee liabilities arising from the investor assurance program maintained by Shanghai Caiyin and stopped such payouts.

The following table sets forth a summary of our cash flows for the period presented:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	104,752	(228,368)	26,291	3,777
Net cash provided by (used in) investing activities	61,215	(16,423)	(234,178)	(33,638)
Net cash provided by (used in) financing activities	13,876	(433,600)	244,674	35,145
Cash, cash equivalents and restricted cash at beginning of year	581,489	761,332	82,941	11,914
Cash, cash equivalents and restricted cash at end of year	761,332	82,941	122,149	17,546

Operating Activities

Net cash provided by operating activities was RMB26.3 million (US$3.8 million) in 2019, primarily due to net income of RMB527.2 million (US$75.7 million), mainly adjusted for allowance for uncollectible receivables and contract assets of RMB232.2 million (US$33.4 million), share-based compensation of RMB147.6 million (US$21.2 million), depreciation and amortization of RMB17.7 million (US$2.5 million), and changes in working capital. Changes in working capital was primarily due to (i) a decrease in liabilities from investor assurance program of RMB840.5 million (US$120.7 million) due to our payouts in relation to the investor assurance program before our disposal of Shanghai Caiyin in September 2019, and (ii) an increase in accounts receivables and contract assets of RMB82.8 million (US$11.9 million) in connection with uncollected service fees, partially offset by (i) an increase in tax payables of RMB108.1 million (US$15.5 million), and (ii) an increase in accrued expenses and other current liabilities of RMB47.7 million (US$6.9 million).

Net cash used in operating activities was RMB228.4 million in 2018, primarily due to changes in working capital of RMB1,185.2 million, partially offset by net income of RMB611.8 million, adjusted for allowance for uncollectible receivables and contract assets of RMB266.0 million, share-based compensation expenses of RMB67.8 million and depreciation and amortization of RMB11.3 million. Changes in operating assets and liabilities primarily consisted of (i) a decrease in liabilities from investor assurance program of RMB1,470.1 million in connection with the payouts from the investor assurance program managed by us, and (ii) a decrease in other guarantee liabilities of RMB697.2 million in connection with the guarantee provided to outstanding loans facilitated by Niwodai Finance, partially offset by (i) a decrease in amounts due from related parties of RMB500.8 million primarily in connection with the collection of amounts due from Niwodai Finance, and (ii) a decrease in assets from investor assurance program of RMB264.8 million in connection with the collection of such assets, and (iii) an increase in tax payable of RMB218.2 million, and (iv) a decrease in accounts receivable and contract assets of RMB6.6 million, which was due to the change of payment terms since April 28, 2018, despite the increase in net revenue by 28.0% in 2018 compared to 2017.

Net cash provided by operating activities was RMB104.8 million in 2017, primarily due to net income of RMB539.5 million, adjusted for allowance for uncollectible receivables and contract assets of RMB130.9 million, share-based compensation of RMB89.4 million, depreciation and amortization of RMB4.1 million and changes in working capital. Changes in working capital primarily consisted of (i) a decrease in other guarantee liabilities of RMB1,298.8 million in connection with the guarantee provided to outstanding loans facilitated by Niwodai Finance, (ii) an increase in contract assets of RMB535.5 million in connected with uncollected service fees and (iii) an increase in assets from investor assurance program of RMB108.8 million in connection with the increased loan volume facilitated in 2017, partially offset by (i) an increase in liabilities from investor assurance program of RMB843.4 million in connection with the increase in loan origination volume, (ii) an increase in tax payables of RMB153.4 million and (iii) an increase in accrued expenses and other current liabilities of RMB97.7 million.

Investing Activities

Net cash used in investing activities was RMB234.2 million (US$33.6 million) in 2019, primarily due to our loan to related parties of RMB123.9 million (US$17.8 million) and purchase of short-term investment of RMB71.5 million (US$10.3 million).

Net cash used in investing activities was RMB16.4 million in 2018, primarily due to purchase of property and equipment.

Net cash provided by investing activities was RMB61.2 million in 2017, due to repayment received from a related party of RMB83.0 million, partially offset by the purchase of property and equipment of RMB21.7 million.

Financing Activities

Net cash provided by financing activities was RMB244.7 million (US$35.1 million) in 2019, primarily due to net proceeds from our initial public offering of RMB243.6 million (US35.0 million).

Net cash used in financing activities was RMB433.6 million (US$63.1 million) in 2018, primarily due to dividend distributed to shareholders of Jiayin Finance of RMB400.0 million and repayment of RMB104.4 million on loans of Jiayin Credit.

Net cash provided by financing activities was RMB13.9 million in 2017, due to loans from a related party, Jiayin Credit.

Capital Expenditures

We made capital expenditures of RMB21.7 million, RMB16.9 million and RMB27.6 million in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchase of equipment, including servers, computers and other office equipment, and office renovation. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Jiayin Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, consolidated VIE and its subsidiaries and consolidated affiliated entity in China. As a result, Jiayin Group Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary, our consolidated VIE and its subsidiaries and consolidated affiliated entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiary, and our consolidated VIEs and their subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information of the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties and do not assume credit risk in loans facilitated through our marketplace. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease commitments	36,176	5,196	33,430	4,802	2,746	394	—	—	—	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dinggui Yan	51	Founder, director and chief executive officer
Jiong Feng	45	Chief technology officer
Chunlin Fan	44	Chief financial officer
Yifang Xu	42	Director and chief risk officer
Libin Wang	33	Director and vice president of finance
Yuhchang Hwang	65	Independent Director
Meng Rui	52	Independent Director

Mr. Dinggui Yan, 51, is our founder, and has served as our director since 2015, and as our chief executive officer since 2016. He has also been the chief executive officer of Niwodai Internet since 2014, and the chairman and general manager of Jiayin Finance since 2011. Prior to founding our company, Mr. Yan served as the general manager of Beijing Tianrongxin Network Safety Technology Co., Ltd. in the region of Zhejiang from 2007 to 2010. From 2000 to 2006, Mr. Yan served as the general manager of Shanghai Tongtian Information Technology Co., Ltd. Mr. Yan received a master’s degree from China Europe International Business School in 2016 and a bachelor’s degree from Xidian University in 1990.

Mr. Jiong Feng, 45, has been our chief technology officer since 2014. Prior to joining our company, Mr. Feng worked as a chief architect for commercial products at Cheetah Mobile Inc. from 2013 to 2014. From 2010 to 2013, Mr. Feng worked as an engineering director at Alibaba Group. From 2000 to 2010, Mr. Feng worked mainly as a development engineer at US headquarters of Microsoft Corporation. Mr. Feng received his MBA from Seattle University in 2009, a master’s degree in computer science from Shanghai Jiaotong University in 2000, and a bachelor’s degree in electronic engineering with a dual degree in international finance from Shanghai Jiaotong University in 1997.

Mr. Chunlin Fan, 44, has been the chief financial officer in our company since January 2016. Prior to joining our company, Mr. Fan served as the chief financial officer and leader of the strategic development department at Shanghai Richtech Engineering Co., Ltd. from 2014 to 2016. From 2013 to 2014, Mr. Fan worked as a member of investment decision committee and senior vice president of investment at Shenyin & Wanguo Investment Co. Ltd. From 2011 to 2012, Mr. Fan worked as an executive director at the department of ECM at ICBC International Capital Limited. From 2008 to 2011, Mr. Fan worked as a vice president of the department of investment banking at Macquarie Capital. From 2007 to 2008, Mr. Fan served as a financial manager of US headquarters of Microsoft Corporation. Mr. Fan received his MBA from University of Michigan’s Ross School of Business in 2007, and a bachelor’s degree in engineering from Shanghai Jiaotong University in 1998.

Ms. Yifang Xu, 42, has been serving as our director since May 2019. Ms. Xu has been our chief risk officer since July 2018. Prior to joining our company, Ms. Xu worked as a director in risk management department at Ant Financial Services Group from 2016 to 2018, leading various lending business solution consultancy and delivery in risk management to consumer banks and leading fin-tech lending companies. From 2015 to 2016, Ms. Xu served as a chief operating officer at Shanghai Fujin Finance and Information Service Corporation, commonly known as Huasheng Finance. From 2004 to 2015, Ms. Xu held various positions in Capital One Financial Corporation (NYSE: COF) in risk management, product management and distribution channel management with credit card business and direct banking, including senior analyst, manager, senior manager and department director. Ms. Xu received her MBA from Kellogg School of Management, Northwestern University in 2004, a master’s degree in economics from University of International Business and Economics in 2000, and a bachelor’s degree in economics from Nanjing University of Aeronautics and Astronautics in 1997.

Mr. Libin Wang, 33, has been serving as our director since May 2019. Mr. Wang has been our vice president of finance since 2018. He served as a financial supervisor in our company from 2017 to 2018, and as our asset management supervisor from 2015 to 2017. Prior to joining our company, Mr. Wang worked at China Sino-Trans Shipping Agency Shanghai Co., Ltd. and its subsidiaries from 2008 to 2014, responsible for financial-related work. Mr. Wang received his master’s degree in accounting from Fudan University in 2015 and his bachelor’s degree in financial management from Shanghai Second Polytechnic University in 2008.

Mr. Yuhchang Hwang, 65, has been serving as our director since May 2019. Since 2013, Mr. Hwang has been working at China Europe International Business School as a professor in accounting, the department chair in finance and accounting, and a co-director of China Europe International Business School center on China innovation. He has also served as an emeritus professor in Arizona State University since 2013, and served as its assistant professor and a tenured associate professor from 1987 to 1995 and 1995 to 2001, respectively. Since 2015, Mr. Hwang has been an independent director, chair of the compensation committee, and member of the audit committee and strategy committee of Shanghai Jahwa United Co., Ltd. (SSE: 600315), and the chair of its nominating committee since 2018. Mr. Hwang has also worked as an independent director of Red Avenue New Materials Group Co., Ltd. (SSE: 603650) since 2016, and the chair of its audit committee, compensation committee and nominating committee since 2017. Mr. Hwang has also served as an independent director, chair of the compensation committee and member of the audit committee and nominating committee of Opple Lighting Co., Ltd. (SSE: 603515) since 2017. From January 2018 to May 2018, Mr. Hwang worked as an independent director, chair of the compensation committee and member of the audit committee of Chongqing Iron & Steel Company Limited (SEHK: 1053). From 2015 to 2017, Mr. Hwang was as an independent director, chair of the audit committee, and member of the compensation committee and strategy committee of Shanghai Tianji Technology Co., Ltd. (SZSE: 300245). From 2012 to 2018, Mr. Hwang worked as an independent director, chair of the audit committee, and member of the compensation committee and strategy committee of Baoshan Iron & Steel Co., Ltd. (SSE: 600019). Mr. Hwang received his Ph.D. in business administration from University of California, Berkeley in 1987, and a master’s degree in science from National Chengchi University in 1979.

Mr. Meng Rui, 52, has been serving as our director since May 2019. Mr. Rui has been a professor of finance and accounting at China Europe International Business School since 2012, and has held the title of Zhongkun Group chair in finance at China Europe International Business School since 2015. Mr. Rui is also a tenured professor at the Chinese University of Hong Kong and held various positions in the Chinese University of Hong Kong from 2002 to 2012, including a senior research associate of the Institute of Economics and Finance from 2005 to 2012, a deputy director of the Center for Institutions and Governance from 2005 to 2012, and a program director of master of accountancy and executive master of professional accountancy from 2003 to 2012. From 1997 to 2002, Mr. Rui served as a deputy director of the China accounting and finance center at the Hong Kong Polytechnic University. He also serves as an independent director of COSCO Shipping Energy Transportation Co., Ltd. (SEHK: 1138, SSE:600026) since 2016, an independent director and chairman of the audit committee of Shanghai Winner Information Technology Co., Inc. (SZSE: 300609) since 2017, an independent director of Shang Gong Group Co., Ltd. (SSE: 600843) since 2017, an independent director of China Education Group (SEHK: 839) since 2017 and an independent director of Country Garden Service Holding Company Limited (SEHK: 6098) since 2018. From 2015 to 2018, Mr. Rui worked as an independent director of Midea Group Co., Ltd. (SZSE: 000333). Mr. Rui is also a member of various professional committees, including but not limited to American Finance Association, Financial Management Association, American Accounting Association and Hong Kong Securities Institute. He is also a vice president of Hong Kong Financial Engineering Association. Mr. Rui received his Ph.D. in business administration and MBA in 1997 and 1996, respectively, both from University of Houston, a master’s degree in economics from Oklahoma State University in 1993, and a bachelor’s degree in international economics from University of International Relations in 1990.

B.	Compensation

In 2019, we paid an aggregate of RMB4.2 million (US$0.6 million) in cash and benefits to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries, consolidated VIE and its subsidiaries and consolidated affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

Employment Agreements and Indemnification Agreements

We entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended unless either we or the executive officer gives prior written notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful disobedience of a lawful and reasonable order, misconducts being inconsistent with the due and faithful discharge of the executive officer’s material duties, guilty of fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information, except for the benefit of us. Each executive officer has also agreed to assign to our company all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works, concepts and trade secrets which the executive officer may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of the executive officer’s employment with us that are either related to the scope of the employment or make use of the resources of the company. In addition, all executive officers have agreed to be bound by non-competition and non-solicitation restrictions set forth in their agreements. Specifically, each executive officer has agreed to devote all his or her working time, attention and skills to our business and use best efforts to perform his or her duties. Moreover, each executive officer has agreed not to, for a certain period following termination of his or her employment or expiration of the employment agreement: (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away or attempt to solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Share Incentive Plans

We maintain share incentive plans in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

2016 Share Incentive Plan

In September 2016, Jiayin Finance adopted the 2016 Share Incentive Plan, which allowed Jiayin Finance to grant share-based awards of such company to our founders, employees and officers. The total number of outstanding shares of Jiayin Finance is 50,000,000 and the maximum number of shares that may be issued pursuant to all awards under the 2016 plan is 13,500,000 shares of Jiayin Finance. In September 2016 and October 2018, 13,321,500 and 2,851,600 share options to purchase the respective number of shares of Jiayin Finance were granted to certain of our employees and officers, among which 4,848,900 options were subsequently canceled, at exercise prices of RMB3.5 per share, which have vesting periods of 4.5 years. All 13,500,000 shares of Jiayin Finance underlying the 2016 Share Incentive Plan is held by Jinmushuihuotu Investment, and upon the exercise of the share options, our employees and officers become a limited partner of Jinmushuihuotu Investment, which allows such grantees to enjoy beneficial ownership in Jiayin Finance representing the respective awards granted. As of the date of this annual report, the sole general partner of Jinmushuihuotu Investment is Jinmushuihuotu Marketing, which is controlled by Mr. Dinggui Yan. All outstanding options granted under the 2016 Share Incentive Plan have been canceled or replaced with options granted under the 2019 Share Incentive Plan. The 2016 Share Incentive Plan has been terminated when all options granted hereunder were canceled.

2019 Share Incentive Plan

In February 2019, we adopted our 2019 Share Incentive Plan to replace the 2016 Share Incentive Plan, which permits the grant of options to purchase our ordinary shares. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2019 Share Incentive Plan is 54,000,000 initially. In connection with the adoption of 2019 Plan, we cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. As of December 31, 2019, we had granted options to purchase 22,795,832 Class A ordinary shares pursuant to the 2019 Share Incentive Plan.

We established Dream Glory L.P. to hold shares underlying potential awards granted pursuant to our 2019 Share Incentive Plan. In December 2017, 2,700 ordinary shares were issued to in view of the establishment of the 2019 Share Incentive Plan, which were transferred subsequently to Dream Glory L.P. In February 2019, we entered into a shareholding entrustment agreement with Dream Glory L.P., pursuant to which Dream Glory L.P. is entrusted to hold the shares in connection with the 2019 Share Incentive Plan as a nominal holder and Dream Glory L.P. accepts such shareholding entrustment retrospectively. Dream Glory L.P. will use its reasonable best effort to facilitate the exercise of the awards granted under the 2019 Share Incentive Plan and transfer a certain number of ordinary shares held by Dream Glory L.P. to a grantee of the awards or to the depositary bank or its nominee for deposit as evidence for ADSs in settlement of any award in lieu of ordinary shares upon our instruction for free. Dream Glory L.P. is entitled to rights as a member of Jiayin Group Inc. except that Dream Glory L.P. irrevocably agrees that it will (i) abstain from voting on any general meetings of members, or acting as any function at a general meeting, or (ii) not sale, transfer, pledge or otherwise encumbrance of the Ordinary Shares of the Company without our written consent, and sale, transfer, pledge or otherwise encumbrance of the ordinary shares as instructed by us in writing.

Such 2,700 ordinary shares with a par value of US$0.0001 each were subsequently sub-divided into 54,000,000 ordinary shares with a par value of US$0.000000005 each. Dream Glory L.P. is a limited partnership established in the British Virgin Islands. The general partner of Dream Glory L.P. is New Dream, which is controlled by Mr. Dinggui Yan.

The following paragraphs summarize the terms of the 2019 Share Incentive Plan.

Plan Administration. Our board of directors or a committee appointed by our board of directors acts as the plan administrator. The board of directors or the committee may also delegate one or more members of our board of directors to grant or amend awards or take other administrative actions.

Types of Awards. The 2019 Share Incentive Plan authorizes the grant of options to purchase ordinary shares, the award of restricted shares and the award of restricted share units.

Award Agreements. Each award under the 2019 Share Incentive Plan shall be evidenced by an award agreement between the award recipient and our company, which may be any written notice, agreement, terms and conditions, contract or other instrument or document evidencing such award.

Eligibility. The plan administrator may select among the following eligible individuals to whom an award may be granted: (i) our employees and (ii) directors who are not our employees; provided however that awards shall not be granted to non-employee directors who are resident of any country in the European Union and any other country, which pursuant to the applicable laws, does not allow grants to non-employee.

Term of Awards. Each award under the 2019 Share Incentive Plan shall vest or be exercised not more than ten years after the date of grant unless extended by the plan administrator. Each share award is subject to earlier termination as set forth in the 2019 Share Incentive Plan. The award is only exercisable before the eligible individual’s termination of service with us, except as determined otherwise by the plan administrator or set forth in the award agreement. Any awards that are outstanding on the tenth anniversary of the 2019 Share Incentive Plan shall be terminated automatically.

Vesting Schedule and Other Restrictions. The plan administrator has discretion in determining the individual vesting schedules and other restrictions applicable to the awards granted under the 2019 Share Incentive Plan, including vesting conditions related to our operation performance, the grantee’s department performance and his individual performance. The vesting schedule is set forth in the award agreement.

Exercise Price and Purchase Price. The plan administrator has discretion in determining the price of the awards, which can be fixed or variable related to the fair market value of the underlying ordinary shares and are subject to a number of limitations.

Termination. The 2019 Share Incentive Plan shall expire on the tenth anniversary of the effective date of the 2019 Share Incentive Plan.

Amendment, Suspension or Termination. No amendment, modification or termination of the 2019 Share Incentive Plan shall, without the prior written consent of the award recipients, adversely affect in any material way any award that has been granted or awarded prior to such amendment, suspension or termination. Subject to the above, the plan administrator may at any time terminate, amend or modify the 2019 Share Incentive Plan, except where shareholder approval is required to comply with applicable laws or where the amendment relates to (i) any increases in the number of shares available under the 2019 Share Incentive Plan (other than any adjustment permitted under the 2019 Share Incentive Plan), or (ii) an extension of the term of the 2019 Share Incentive Plan or the exercise period for an option beyond ten years from the date of grant. To the extent permissible under the applicable laws, our board of directors may decide to follow home country practice not to seek shareholder approval for any amendment or modification of the 2019 Share Incentive Plan.

Transfer Restrictions. Subject also to all the transfer restrictions under the applicable laws and regulations and the restrictions set forth in the applicable award agreement, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge except for certain exceptions set forth in the plan.

Granted Options. The table below summarizes the options we granted to our directors and executive officers upon grant of options under the 2019 Share Incentive Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price	Grant Date	Option Expiration Date
Jiong Feng	Chief technology officer	*	RMB3.5	November 25, 2019	November 24, 2029
Chunlin Fan	Chief financial officer	*	RMB3.5	November 25, 2019	November 24, 2029
Yifang Xu	Director and chief risk officer	*	RMB3.5	November 25, 2019	November 24, 2029
Libin Wang	Director and vice president of finance	*	RMB3.5	November 25, 2019	November 24, 2029

*	Less than 1% of our outstanding shares.

C.	Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement, or a proposed contract, transaction or arrangement, with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to our directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may thereafter be made with that company or firm, shall be deemed to be a sufficient declaration of interest with respect to any such contract, transaction or arrangement so made or entered into, and after such notice it shall not be necessary for such director to give any further or special notice relating to any particular contract, transaction or arrangement. A director may vote in respect of any contract, transaction or arrangement, or any proposed contract, transaction or arrangement, notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract, transaction or arrangement is considered and voted upon. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Yuhchang Hwang and Mr. Meng Rui, and is chaired by Mr. Yuhchang Hwang. Mr. Yuhchang Hwang and Mr. Meng Rui satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that each of Mr. Yuhchang Hwang and Mr. Meng Rui qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•

reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with the management and our internal auditor and our independent registered public accounting firm;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee. Our compensation committee consists of Mr. Yuhchang Hwang, Ms. Yifang Xu and Mr. Libin Wang, and is chaired by Mr. Libin Wang. Mr. Yuhchang Hwang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving to the board with respect to the compensation for our chief executive officer;

•	overseeing and making recommendations with respect to the compensation for our officers and employees other than the chief executive officer;

•	reviewing and recommending to the board with respect to the compensation and benefits of our directors

•

selecting, or receiving advise from compensation and benefits consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	reviewing and administrating all long-term incentive compensation, stock option, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Dinggui Yan, Mr. Yifang Xu and Mr. Libin Wang, and is chaired by Mr. Dinggui Yan. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

•	reviewing the performance of each incumbent director and considering the results of such evaluation when determining whether or not to recommend the retention of such director;

•	advising the board policies and procedures with respect to corporate governance matters

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance;

•	evaluating its own performance on an annual basis; and

•	reporting to the board on its findings and actions periodically.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Unless otherwise determined by our company in general meeting, our company shall have not less than three directors, and there shall be no maximum number of directors. Our directors may be elected by an ordinary resolution of our shareholders, or by a resolution of our board of directors (whether to fill a casual vacancy or as an addition to the existing board). Our directors are not subject to a term of office and hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is prohibited by any applicable law from being a director. The compensation of our directors may be determined by the board of directors or by an ordinary resolution. There is no mandatory retirement age for directors.

Our officers are appointed by and serve at the discretion of our board of directors.

D.	Employees

We had 797, 831 and 970 employees as of December 31, 2017, 2018 and 2019, respectively. The number of our employees has increased over time commensurate with the expansion of our business. The following table sets forth the breakdown of our employees as of December 31, 2019 by function:

Functions	Number of Employees
Origination and servicing department	164
General and administrative department	162
Sales and marketing department	303
Research and development department	341

Total	970

As of December 31, 2019, all of our employees were based in Shanghai.

We believe we offer our employees competitive compensation packages and dynamic work environment that encourages initiatives. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire more experienced and talented employees in the areas such as big data analytics, risk management and operation management as we expand our business.

As required by PRC regulations, we participate in various statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we purchased the liability insurance and additional commercial health insurance for our senior management.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The total number of ordinary shares outstanding as of March 31, 2020 is 216,100,000, which includes 54,000,000 ordinary shares held by Dream Glory. L.P. as an entrusted shareholder of shares issued in view of our 2019 Share Incentive Plan, of which 22,795,832 are underlying shares for options have granted under our 2019 Share Incentive Plan and 31,204,168 are reserved for future issuance. Dream Glory L.P. will not vote such ordinary shares it held at general meetings of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 216,100,000 outstanding ordinary shares (consisting of 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares) as of March 31, 2020.

	Ordinary Shares Beneficially Owned as of March 31, 2020
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary share on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Dinggui Yan(1)	—	116,000,000	53.7	92.1
Jiong Feng	*	—	*	*
Chunlin Fan	*	—	*	*
Yifang Xu	*	—	*	*
Libin Wang	*	—	*	*
Yuhchang Hwang	—	—	—	—
Meng Rui	—	—	—	—

Directors and Executive Officers as a Group	229,688	116,000,000	53.8	92.1
Principal Shareholders:
New Dream Capital Holdings Limited(1)	—	116,000,000	53.7	92.1
Sunshinewoods Holdings Limited(2)	24,000,000	—	11.1	1.9
Dream Glory L.P.(3)	54,000,000	—	25.0	—

*	Beneficially owns less than 1% of our total outstanding shares.
**

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

(1)

Represents 116,000,000 ordinary shares held by New Dream Capital Holdings Limited, or New Dream, a limited liability company established in the British Virgin Islands. New Dream is wholly owned by Mr. Dinggui Yan and Mr. Dinggui Yan is the sole director of New Dream. The registered address of New Dream is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The 116,000,000 ordinary shares held by New Dream was designated into Class B ordinary shares on a one-for-one-basis upon the completion of our initial public offering.

(2)

Represents 24,000,000 ordinary shares held by Sunshinewoods Holdings Limited, or Sunshinewoods, a limited liability company established in the British Virgin Islands. Sunshinewoods is wholly owned by Mr. Guanglin Zhang, an employee of our company. Mr. Guanglin Zhang is the sole director of Sunshinewoods. The registered address of Sunshinewoods is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)

Represents 54,000,000 ordinary shares held by Dream Glory L.P., a limited partnership established in the British Virgin Islands, which in accordance with the shareholding entrustment agreement entered into between Dream Glory L.P. and us, does not have any voting or investment power. Dream Glory L.P. is established to hold shares underlying potential awards granted pursuant to our share incentive plan. The general partner of Dream Glory L.P. is New Dream, which is controlled by Mr. Dinggui Yan. The registered address of Dream Glory L.P. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

As of March 31, 2020, a total of 4,025,000 ADSs, representing 16,100,000 Class A ordinary shares, are held by recorders in the United States, representing approximately 7.5% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Jiayin Zhuoyue and Jiayin (Shanghai)

We engaged Jiayin Zhuoyue to refer investors to us and engaged Jiayin (Shanghai) to refer borrowers to us through its offline network, and we also collaborated with Jiayin (Shanghai) in connection with our offline-to-online borrower acquisition channel prior to August 2018. Jiayin Zhuoyue also assists us to provide certain value-added services to our investors with higher VIP levels. We pay Jiayin Zhuoyue and Jiayin (Shanghai) referral service fees. Jiayin Zhuoyue and Jiayin (Shanghai) are both controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

We incurred RMB106.3 million, RMB78.0 million and RMB81.2 million (US$11.7 million) of referral service fees to Jiayin Zhuoyue in 2017, 2018 and 2019, respectively. We incurred RMB146.4 million, RMB2.5 million and RMB6.5 million (US$0.9 million) of referral service fees to Jiayin (Shanghai) in 2017, 2018 and 2019, respectively.

Amounts due to Jiayin Zhuoyue and Jiayin (Shanghai) decreased from RMB10.4 million as of December 31, 2017 to RMB8.2 million as of December 31, 2018, and further to RMB0.7 million (US$0.1 million) as of December 31, 2019. All referral service fees due to Jiayin (Shanghai) was paid in 2019.

Transactions with Jiayin Credit

We engaged Jiayin Credit to conduct onsite credit information collection and verification for our borrowers referred by our offline partners. Jiayin Credit also serves as one of our data sources that provide us credit data for risk management. Jiayin Credit is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

We incurred RMB2.4 million, RMB10.5 million and RMB0.2 million (US$0.03 million) of fees to Jiayin Credit in connection to the credit services in 2017, 2018 and 2019, respectively. The amount of service fees payable to Jiayin Credit was RMB2.4 million as of December 31, 2017. All service fees payable to Jiayin Credit were fully paid in 2018 and 2019.

In addition, Jiayin Credit made certain payments on behalf of us. In 2017, 2018 and 2019, Jiayin Credit made payments with net amounts of RMB13.9 million, RMB70.8 million and RMB79,794 on behalf of us in 2017, 2018 and 2019 free of interest to support our working capital management. The largest outstanding balance of the loan in relation to the payments made during 2019 was RMB79,794 (US$11,462) on November 11, 2019 and we have fully settled such loan in 2019.

Transactions with Shanghai Jiayin

Shanghai Jiayin is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. In 2018, Shanghai Jiayin rent certain office space to us and charged us annual rental fees of RMB13.8 million, which was fully paid in 2018 and we continued to rent such space for annual rental fees and other related service fees of RMB8.3 million (US$1.2 million) in 2019. We had paid a significant portion of the rental fees in 2019 and expect to pay the remaining part in the near term. We also provided a loan to Shanghai Jiayin for daily operation during this year, amounted to RMB0.9 million (US$0.1 million).

Transactions with Kailiantong Payment Service Co., Ltd. (“Kailiantong”)

We engaged Kailiantong, a licensed third-party payment processing company, to process certain payments in the course of our business and paid them transaction processing fees since 2017. In addition, we also provided referral service to Kailiantong and charged loan facilitation fee from Kailiantong in 2019. Kailiantong is a consolidated subsidiary of China Smartpay, on which Mr. Dinggui Yan, our founder, director and chief executive officer is capable of exercising significant influence. Kailiantong provided such payment processing services of RMB8.1 million and RMB2.3 million (US$0.3 million) in 2018 and 2019, respectively. We provided RMB1.8 million (US$0.3 million) services to Kailiantong in 2019. As of December 31, 2018, amounts due to Kailiantong was RMB3.8 million (US$0.6 million) and we had fully paid all such fees in 2019. As of December 31, 2019, amounts due from Kailiantong was RMB1.1 million (US$0.2 million).

Transactions with Geerong Yun

We engaged Geerong Yun to refer borrowers to us and paid them referral service fees since 2018. The engagement was decided by our credit assessment and legal departments after comprehensive evaluation of several third-party suppliers and Geerong Yun, and we negotiated the terms of the agreement on arm’s length basis. In September 2019, we conducted a business combination with Geerong Yun and Geerong Yun became our wholly-owned subsidiary thereafter.

Transactions with Shanghai Shilupan Technology Co., Ltd. (“Shilupan”)

We engaged Shilupan as an expert consultant to help screen and re-assess the creditworthiness of applicants and identify creditworthy potential borrowers and paid Shilupan service fees since 2018. The engagement was decided by our credit assessment and legal departments after comprehensive evaluation of several third-party suppliers, including Shilupan, and we negotiated the terms of the agreement with Shilupan, as an independent third party, on an arm’s length basis. To secure a stable collaboration relationship with Shilupan, Mr. Dinggui Yan, our founder, director and chief executive officer invested in Shilupan indirectly and has been capable of exercising significant influence on Shilupan since then. In 2018 and 2019, Shilupan provided such credit analysis services of RMB17.2 million and RMB7.9 million (US$1.1 million). As of December 31, 2019, we had fully paid such service fees.

Loans with related parties

In 2019, we provided loans to China Smartpay with a total amount of RMB119.9 million (US$17.2 million) with an interest rate of 8% for one year. Mr. Dinggui Yan, our founder, director and chief executive officer currently holds 29.8% of the shares of China Smartpay and is capable of exercising significant influence over it. As of March 31, 2020, all of the loans were still outstanding.

During 2019, We also provided loans to GAYANG (HongKong) Co., Limited, Shanghai Jiayin and Shanghai Jiajie Assets Management Co., Ltd. for their daily operation free of interest. All of the three companies are controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. The total amount of such loans were around RMB3.4 million (US$0.5 million) and the loans were still outstanding as of March 31, 2020.

In 2019, we entered into a loan contract with SG Fintech Joint Stock Company, pursuant which we provided a total amount of RMB0.6 million (US$0.09 million) to SG Fintech Joint Stock Company for an interest rate of 0.5%. SG Fintech Holding Joint Stock Company is our joint venture with Vietnam local partners and we held 24.9% equity interest in it. SG Fintech Joint Stock Company is a subsidiary of SG Fintech Holding Joint Stock Company. As of March 31, 2020, the loan was fully repaid.

We also obtained certain loans from Jiayin Financial Leasing (Shanghai) Co., Ltd., which is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer, for our daily operation with a total amount of RMB150,000 (US$21,546) free of interest. As of March 31, 2020, the loans were still outstanding.

Transactions with Keen Best

On March 13, 2020, our wholly owned subsidiary Geerong (HK) Limited and another independent purchaser entered into a share purchase agreement with China Smartpay, pursuant to which, among others, Geerong (HK) Limited agreed, subject to certain conditions, to acquire 35 ordinary shares of Keen Best, representing 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay. Mr. Dinggui Yan, our founder, director and chief executive officer currently beneficially owns approximately 29.8% equity interest in China Smartpay. The closing of this proposed transaction is subject to the following conditions, which should be fulfilled on or before June 30th, 2020 or another date otherwise agreed by the parties thereto: (i) the shareholders of China Smartpay (other than Mr. Dinggui Yan and those who may abstain from voting, where applicable) having resolved and approved this transaction and the share purchase agreement; and (ii) all necessary consents, approvals, authorizations, waivers, clearances and certifications in relation to this transaction and the share purchase agreement having been obtained, which can be waived. Keen Best and its subsidiaries are principally engaged in internet microcredit business in the PRC through its nationwide microcredit lending license. The purchase consideration is HK$105,000,000 and we plan to settle the consideration by offset our receivables from China Smartpay.

Contractual Arrangements with Jiayin Finance and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Collaboration Agreement with Shanghai Caiyin

See “Item 4. Information on the Company—C. Organizational Structure.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

In March 2018, Jiayin Finance paid a cash dividend of RMB400 million to its shareholders. Jiayin Group Inc. has not previously declared or paid cash dividends on our Class A ordinary shares and we have no plan to declare or pay any dividends in the foreseeable future on our Class A ordinary shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Such statutory reserves are not distributable as loans, advances or cash dividends. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Any dividend declared on our ordinary shares shall be payable equally to holders of Class A and Class B ordinary shares. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each representing four of our Class A ordinary shares, have been listed on the Nasdaq Stock Market since May 10, 2019. Our ADSs trade under the symbol “JFIN.”

The table below provides the high and low market prices for our ADSs on the New York Stock Exchange since the date of our initial public offering.

	Market Price Per ADS
	High US	Low US
Yearly
2019 (Since May 10, 2019)	21.7	1.64
Quarterly
Second quarter 2019 (Since May 10, 2019)	21.7	10.49
Third quarter 2019	18.97	9.22
Fourth quarter 2019	12.38	4.94
First quarter 2020	5.60	1.64
Monthly
May 2019 (Since May 10, 2019)	21.7	10.49
June 2019	15.99	10.50
July 2019	17.00	9.22
August 2019	14.37	10.56
September 2019	18.97	11.9
October 2019	12.38	8.00
November 2019	8.20	7.06
December 2019	7.65	4.94
January 2020	5.60	3.00
February 2020	3.56	2.57
March 2020	3.65	1.64
April 2020 (through April 29)	2.80	2.10

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NASDAQ Global Market since May 10, 2019 under the symbol “JFIN”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

General

All of our outstanding Class A and Class B ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits or share premium, provided that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business.

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

•

the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

If the name of any person is incorrectly entered in or omitted from the register of members, or if default is made or unnecessary delay takes place in entering on the register the fact of any person having ceased to be a member, the person or member aggrieved or any member or the company itself may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Voting Rights

In respect of all matters subject to a shareholders’ vote, each registered holder of Class A ordinary shares is entitled to one vote per share, and each registered holder of Class B ordinary shares is entitled to ten votes per share. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together on all resolutions submitted to a shareholders’ vote. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or by one or more shareholders present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) who together hold shares which carry in aggregate not less than ten percent of the votes attaching to all issued and outstanding shares of our company that carry the right to vote at the general meeting. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any two or more of our shareholders, who together hold shares which carry in aggregate not less than ten percent of all votes attaching to all of the issued and outstanding shares of our company, to requisition an extraordinary general meeting of our shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting.

A quorum required for a meeting of shareholders consists of one or more shareholders, who together hold shares which carry in aggregate not less than one-third (1/3rd) of all votes attaching to all issued and outstanding shares of our company that carry the right to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven calendar days is required for the convening of our annual general meeting and other shareholders meetings.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares

Subject to the restrictions in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they are obligated to, within two calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of the designated stock exchange, be suspended at such times and for such periods (not exceeding in the whole thirty (30) days in any calendar year) as our board of directors may determine.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with limited liability incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture, subject to certain terms and conditions.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to the shares of that class or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or otherwise rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than a right to receive copies of our memorandum and articles of association). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares

•

sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

However, no alteration contemplated above, or otherwise, may be made to the par value of the Class A ordinary shares or Class B ordinary shares unless an identical alteration is made to the par value of the Class B ordinary shares and Class A ordinary shares, as the case may be.

Subject to the Companies Law, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Related to Foreign Exchange.”

E.	Taxation

The following summary of Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of the PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares or ADSs, nor will gains derived from the disposal of our Class A ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Tax Considerations

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules of the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. If the PRC tax authorities deem our company or any of our overseas subsidiaries as a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. We or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ADS or Class A ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by such non-PRC individual shareholders from transferring our ADS or Class A ordinary shares. These rates may be reduced by an applicable tax treaty.

SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, on February 3, 2015, which replaced or supplemented certain previous rules under the circular commonly known as “SAT Circular 698.” Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investment in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investment in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at a rate of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 were determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%. Pursuant to SAT Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends.

United States Federal Income Tax Considerations

The following discussion describes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or Class A ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the United States federal estate, gift, Medicare, or alternative minimum tax considerations, or any state, local or non-United States tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. Except as specifically described below, this discussion does not address any of the consequences of holding our ADSs or Class A ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, including withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold our ADSs or Class A ordinary shares).

This discussion applies only to a United States Holder (as defined below) that holds ADSs or Class A ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	brokers or dealers in stocks and securities, or currencies;

•	persons who use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;

•	entities subject to the United States anti-inversion rules;

•	tax-exempt organizations or entities (including private foundations);

•	persons whose functional currency is other than the United States dollar;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our voting power or value;

•	persons who acquired ADSs or Class A ordinary shares pursuant to the exercise of an employee equity grant or otherwise as compensation;

•	partnerships or other pass-through entities, or persons holding ADSs or Class A ordinary shares through such entities;

•

persons required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement; or

•	persons that held, directly, indirectly or by attribution, ADSs or Class A ordinary shares or other ownership interests in us prior to our initial public offering.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or partner in a partnership holding our ADSs or Class A ordinary shares should consult its tax advisors regarding the tax consequences of investing in and holding our ADSs or Class A ordinary shares.

THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2019, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn, and is subject to uncertainty in several respects. Accordingly, we cannot assure you that we will not be treated as a PFIC for the current taxable year or any future taxable year, or that the IRS will not take a contrary position to any determination we make.

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

•	at least 75% of our gross income for such year is passive income; or

•	at least 50% of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, and certain types of rents and royalties. In addition, cash, cash equivalents, securities held for investment purposes, and certain other similar assets are generally categorized as passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated VIE and its subsidiaries as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of these entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIE and its subsidiaries for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC for the current year or any future taxable year.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of our ADSs or Class A ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current taxable year or one or more future taxable years.

If we are a PFIC for any taxable year during which you hold ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or Class A ordinary shares. If such election is made, you will be deemed to have sold the ADSs or Class A ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or Class A ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which you hold ADSs or Class A ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares;

•

the amount of the excess distribution or recognized gain allocated to the taxable year of distribution or gain, and to any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount of the excess distribution or recognized gain allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the resulting tax will be subject to the interest charge generally applicable to underpayments of tax.

If we are a PFIC for any taxable year during which you hold ADSs or Class A ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during which you hold ADSs or Class A ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or Class A ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or Class A ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if our ADSs remain listed on the Nasdaq and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we are or become a PFIC, but no assurances are given in this regard.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. United States Holders should consult their tax advisors regarding the availability of the mark-to-market election, and whether making the election would be advisable in such United States Holder’s particular circumstances.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes the mark-to-market election may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ADSs or Class A ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds the ADSs or Class A ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require.

You are strongly encouraged to consult your tax advisors regarding the application of the PFIC rules to your ownership and disposition of the ADSs or Class A ordinary shares and the availability, application and consequences of the elections discussed above.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs should not be subject to United States federal income tax.

Dividends and Other Distributions on the ADSs or Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own the Class A ordinary shares, or by the depositary, if you own ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs (but not our ordinary shares) are. Based on existing guidance, it is unclear whether the Class A ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying Class A ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay, if any, on the Class A ordinary shares that are represented by our ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information— Information—E. Taxation—People’s Republic of China Tax Considerations”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or Class A ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if the United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or Class A ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Any PRC withholding taxes imposed on dividends paid to you with respect to the ADSs or Class A ordinary shares generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to the ADSs or Class A ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of the ADSs or Class A Ordinary Shares

You will recognize gain or loss on a sale or exchange of the ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held the ADSs or Class A ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of the ADSs or Class A ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of the ADSs or Class A ordinary shares (see “Item 10. Additional Information— Information—E. Taxation—People’s Republic of China Tax Considerations”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

Information Reporting and Backup Withholding

Information reporting to the IRS and backup withholding generally will apply to dividends in respect of our ADSs or Class A ordinary shares, and the proceeds from the sale or exchange of our ADSs or Class A ordinary shares, that are paid to you within the United States (and in certain cases, outside the United States), unless you furnish a correct taxpayer identification number and make any other required certification, generally on IRS Form W-9, or you otherwise establish an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding generally are allowed as a credit against your United States federal income tax liability, and you may be entitled to obtain a refund of any excess amounts withheld under the backup withholding rules if you file an appropriate claim for refund with the IRS and furnish any required information in a timely manner.

United States Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in the ADSs or Class A ordinary shares as is necessary to identify the class or issue of which the ADSs or Class A ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all ‘‘specified foreign financial assets’’ (as defined in the Code) does not exceed US$50,000.

United States Holders should consult their tax advisors regarding the application of these information reporting rules.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Substantially all of our revenues and our expenses are denominated in Renminbi. The functional currency of our company, Jiayin Group Inc. is the U.S. dollar. The functional currency of our subsidiary in the PRC, the VIE and its subsidiaries and consolidated affiliated entities is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. From August 11, 2015 until the end of 2016, the Renminbi depreciated against the U.S. dollar by approximately 10%. During 2017, the Renminbi appreciated by approximately 7% against the U.S. dollar. During 2018, the Renminbi depreciated approximately by 5% against the U.S. dollar, and during 2019, the Renminbi depreciated approximately by 1% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

The fluctuation of interest rates may affect the demand for loan services on our marketplace. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our marketplace. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

We may invest our cash in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A Ordinary Share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued

• Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

• Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa , or for any other reason).	Up to U.S. 5¢ per ADS (or fraction thereof) transferred.

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa).

Up to 5¢ per ADS (or fraction thereof) converted.

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency

•

the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancelations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.—D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-228896) in relation to our initial public offering, which was declared effective by the SEC on May 10, 2019. In May 2019, we completed our initial public offering in which we issued and sold an aggregate of 4,025,000 ADSs, representing 16,100,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$35.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Roth Capital Partners and Shenwan Hongyuan Securities were the representatives of the underwriters for our initial public offering.

For the period from May 9, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2019, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$7.4 million, which included US$3.2 million in underwriting discounts and commissions for the initial public offering and approximately US$4.2 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 9, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2019, we used approximately US$27.5 million for strategic acquisition and investment. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2019, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of December 31, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Two material weaknesses related to:

•	Our lack of sufficient accounting staff with U.S GAAP knowledge and SEC reporting experience related to the accounting and reporting of complex transactions;

•

Our lack of formal risk assessment process and internal control framework over financial reporting, including (i) our lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks identified and internal control over financial reporting framework to maintain effective internal controls within the organization, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group and (ii) our lack of an internal audit department and a qualified compliance team to monitor the risk and processes of the company.

In response to the identified material weaknesses, we have implemented the following measures to address the material weaknesses that have been identified, including (i) establishing an audit committee, (ii) participating in trainings and seminars provided by professional services firms on a regular basis, and (iii) providing internal training to our current accounting team on U.S. GAAP knowledge. We are also in the process of implementing the following measures, including (i) hiring a new reporting officer and an additional senior financial reporting manager with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters, (ii) setting up a systematic accounting manual for U.S. GAAP and financial closing process, (iii) hiring internal auditors and perform self-assessment of internal control effectiveness on a continuous basis, and (iv) engaging professional service companies to help implement SOX 404 compliance together with the establishment of internal audit function.

However, we cannot assure you that we will complete implementation of these measures in a timely manner. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm due to the transition periods established by rules of the SEC for an Emerging Growth Company.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Mr. Yuhchang Hwang and Mr. Meng Rui qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. Mr.Yuhchang Hwang and Mr. Meng Rui satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in December 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.niwodai.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated.

	2018	2019
	(US$’000)
Audit Fee	1,000	1,180

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq that listed companies must have: (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; (iii) a nominating and corporate governance committee composed entirely of independent directors; and (iv) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Also, our home country practice does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year and does not require us to seek shareholder approval for amending our share incentive plans. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Jiayin Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

2.1	Form of Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-229579), as amended, initially filed with the SEC on February 8, 2019)

2.4*	Description of Securities

4.1	2016 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.2	2019 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form S-8 (file no. 333-233615), as amended, initially filed with the Securities and Exchange Commission on September 4, 2019)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.5	Power of Attorney Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai KunJia Technology Co., Ltd., Dinggui Yan, Guanglin Zhang, Yuanle Wu, Shanghai Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.6	Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai KunJia Technology Co., Ltd., Dinggui Yan and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.7	Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai KunJia Technology Co., Ltd., Guanglin Zhang and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.8	Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai KunJia Technology Co., Ltd., Yuanle Wu and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.9	Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai KunJia Technology Co., Ltd., Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.10	Exclusive Call Option Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai KunJia Technology Co., Ltd., Dinggui Yan, Guanglin Zhang, Yuanle Wu, Shanghai Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.11	Exclusive Consultation and Service Agreement between Shanghai Jiayin Finance Technology Co., Ltd. and Shanghai KunJia Technology Co., Ltd., dated June 29, 2018 (English Translation) (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.12	Collaboration Agreement between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Niwodai Internet Finance Information Services Co., Ltd., dated December 1, 2015 (English Translation) (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.13	Equity Transfer Agreement concerning Shanghai Caiyin Asset Management Co., Ltd. among Shanghai Jiayin Finance Services Co., Ltd., Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. and Shanghai Niwodai Internet Finance Information Services Co., Ltd. dated September 16, 2019 (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.14	Supplementary Agreement to Collaboration Agreement dated December 1, 2015 between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Niwodai Internet Finance Information Services Co., Ltd., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.15	Agreement among Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd., Shanghai Niwodai Internet Finance Information Services Co., Ltd. and Shanghai Jiayin Finance Services Co., Ltd. dated October 16, 2019 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on October 24, 2019)

8.1*	Principal subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP., Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of King & Wood Mallesons

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jiayin Group Inc.

By:	/s/ Dinggui Yan

Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

Date: April 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Jiayin Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiayin Group Inc. and its subsidiaries (the “Company”), as of December 31, 2018 and 2019, the related consolidated statements of comprehensive income, changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedule listed in Schedule I (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with the accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(h). Such United States dollar amounts are presented solely for the convenience of the readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 30, 2020

We have served as the Company’s auditor since 2018.

JIAYIN GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in thousands, except for share and per share data)

	2018	2019
	RMB	RMB	US$
			(Note 2(h))
ASSETS
Cash and cash equivalents	41,441	122,149	17,546
Restricted cash	41,500	—	—
Amounts due from related parties	—	130,722	18,777
Accounts receivable (net of allowance for uncollectible receivables of RMB 28,014 and RMB 60,679 as of December 31, 2018 and 2019, respectively)	336,849	139,164	19,990
Contract assets (net of allowance for uncollectible contract assets of RMB 39,801 and nil as of December 31, 2018 and 2019, respectively)	203,080	—	—
Assets from the investor assurance program, net	5,525	—	—
Short-term investment	—	69,618	10,000
Prepaid expenses and other current assets	88,234	91,002	13,072
Deferred tax assets	56,027	68,292	9,810
Property and equipment	29,011	39,084	5,614
Right-of-use assets	—	37,215	5,346
Long-term investment	—	3,826	550
Other long-term assets	212	—	—

TOTAL ASSETS	801,879	701,072	100,705

LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Parent Company (Note 2(b)):
Payroll and welfare payables	110,562	48,524	6,970
Amounts due to related parties	84,509	872	125
Liabilities from the investor assurance program	1,547,072	—	—
Refund liabilities	84,498	180,104	25,870
Other guarantee liabilities	4,060	—	—
Tax payables	422,177	179,421	25,772
Accrued expenses and other current liabilities	201,007	158,705	22,800
Other payable related to the disposal of Shanghai Caiyin	—	839,830	120,634
Lease liabilities	—	35,215	5,058

TOTAL LIABILITIES	2,453,885	1,442,671	207,229

Commitments and Contingencies (Note 14)
SHAREHOLDERS’ DEFICIT
Class A ordinary shares (US$ 0.000000005 par value; 84,000,000 shares issued and outstanding as of December 31, 2018; 100,100,000 shares issued and outstanding as of December 31, 2019)[1]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 116,000,000 shares issued and outstanding as of December 31, 2018; 116,000,000 shares issued and outstanding as of December 31, 2019)[1]	0	0	0
Additional paid-in capital	395,472	777,408	111,668
Accumulated deficit	(2,047,478)	(1,519,731)	(218,296)
Other comprehensive income	—	469	67

Total Jiayin Group shareholder’s deficit	(1,652,006)	(741,854)	(106,561)
Noncontrolling interests	—	255	37

TOTAL SHAREHOLDERS’ DEFICIT	(1,652,006)	(741,599)	(106,524)

TOTAL LIABILITIES AND DEFICIT	801,879	701,072	100,705

The accompanying notes are an integral part of these consolidated financial statements.

1.	The total shares authorized for both Class A and Class B are 10,000,000,000,000

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note 2(h))
Net revenue (including revenue from related parties of nil, nil, and RMB 1,761 for 2017, 2018 and 2019, respectively)	2,250,850	2,881,940	2,230,176	320,345

Operating cost and expenses:
Origination and servicing	(229,353)	(401,679)	(425,565)	(61,129)
Sales and marketing	(884,866)	(726,582)	(606,049)	(87,054)
General and administrative	(95,597)	(150,465)	(230,248)	(33,074)
Research and development	(180,967)	(184,302)	(201,404)	(28,930)
Allowance for uncollectible receivables and contract assets	(130,943)	(265,978)	(232,241)	(33,359)
Provision for assets and liabilities from the investor assurance program	(42,463)	(467,728)	—	—

Total operating cost and expenses	(1,564,189)	(2,196,734)	(1,695,507)	(243,546)

Income from operations	686,661	685,206	534,669	76,799

Interest income	1,922	169	5,720	822
Other income, net	12,609	20,298	23,425	3,364

Income before taxes and income from investment in affiliates	701,192	705,673	563,814	80,985
Income tax expense	(161,647)	(93,915)	(37,007)	(5,315)
Income from investment in affiliates	—	—	378	54

Net income	539,545	611,758	527,185	75,724

Net loss attributable to noncontrolling interest shareholders	—	—	(562)	(81)

Net income attributable to Jiayin Group Inc.	539,545	611,758	527,747	75,805

Net income per share:
- Basic	2.70	3.06	2.51	0.36
- Diluted	2.70	3.06	2.51	0.36
Weighted average shares used in calculating net income per share:
- Basic	200,000,000	200,000,000	210,409,863	210,409,863
- Diluted	200,000,000	200,000,000	210,409,863	210,409,863
Net income	539,545	611,758	527,185	75,724
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	—	—	471	68

Comprehensive income	539,545	611,758	527,656	75,792

Comprehensive loss attributable to noncontrolling interests	—	—	(560)	(80)

Total comprehensive income attributable to Jiayin Group Inc.	539,545	611,758	528,216	75,872

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Noncontrolling interests	Total deficit
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	84,000,000	0	116,000,000	0	238,298	(2,798,781)	—	—	(2,560,483)
Net income	—	—	—	—	—	539,545	—	—	539,545
Share-based compensation	—	—	—	—	89,396	—	—	—	89,396

Balance at December 31, 2017	84,000,000	0	116,000,000	0	327,694	(2,259,236)	—	—	(1,931,542)
Net income	—	—	—	—	—	611,758	—	—	611,758
Dividend distributed to shareholders	—	—	—	—	—	(400,000)	—	—	(400,000)
Share-based compensation	—	—	—	—	67,778	—	—	—	67,778

Balance at December 31, 2018	84,000,000	0	116,000,000	0	395,472	(2,047,478)	—	—	(1,652,006)
Shares issued in initial public offering (“IPO”)	16,100,000	—	—	—	234,354	—	—	—	234,354
Capital contribution from noncontrolling interest shareholders	—	—	—	—	—	—	—	815	815
Net income	—	—	—	—	—	527,747	—	(562)	527,185
Foreign currency translation adjustments	—	—	—	—	—	—	469	2	471
Share-based compensation	—	—	—	—	147,582	—	—	—	147,582

Balance at December 31, 2019	100,100,000	0	116,000,000	0	777,408	(1,519,731)	469	255	(741,599)

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
				(Note2(h))
Cash flows from operating activities
Net income for the year	539,545	611,758	527,185	75,724
Adjustments to reconcile net income to net cash flows from operating activities:
Allowance for uncollectible receivables and contract assets	130,943	265,978	232,241	33,359
Share-based compensation	89,396	67,778	147,582	21,199
Depreciation and amortization	4,098	11,300	17,710	2,544
Gain from disposal of property, equipment and software	—	(18)	—	—
Income from investment in affiliates	—	—	(378)	(54)
Changes in operating assets and liabilities:
Assets from the investor assurance program	(108,800)	264,751	5,340	767
Accounts receivable and contract assets	(535,548)	(6,616)	(82,824)	(11,897)
Prepaid expenses and other current assets	(2,840)	31,242	(35,186)	(5,054)
Amount due from/to related parties	68,564	500,845	10,100	1,451
Deferred tax assets	81,099	(17,637)	(61,654)	(8,856)
Operating lease right-of-use assets	—	—	9,626	1,383
Liabilities from the investor assurance program	843,357	(1,470,052)	(840,472)	(120,726)
Other guarantee liabilities	(1,298,842)	(697,168)	(4,060)	(583)
Payroll and welfare payables	43,368	5,176	(60,374)	(8,672)
Tax payables	153,412	218,187	108,055	15,521
Refund liabilities	(693)	(71,613)	15,505	2,227
Accrued expenses and other current liabilities	97,693	57,721	47,692	6,851
Operating lease liabilities	—	—	(9,797)	(1,407)

	104,752	(228,368)	26,291	3,777

Cash flows from investing activities
Purchase of property, equipment and software	(21,743)	(16,889)	(27,608)	(3,966)
Investments in equity investees	—	—	(3,540)	(508)
Disposal of a subsidiary, net of cash disposed of RMB 7,606	—	—	(7,606)	(1,093)
Purchase of short-term investment	—	—	(71,477)	(10,267)
Sale of property, equipment and software	—	466	—	—
Loans to related parties	—	(11,550)	(123,947)	(17,804)
Repayments from related parties	82,958	11,550	—	—
Loans to third parties	—	—	(14,000)	(2,011)
Repayments from loan to third parties	—	—	14,000	2,011

Net cash provided by (used in) investing activities	61,215	(16,423)	(234,178)	(33,638)

Cash flows from financing activities
Loans from related parties	13,876	70,765	230	33
Contribution from noncontrolling shareholders of subsidiaries	—	—	815	117
Repayments to related parties	—	(104,365)	—	—
Dividend distributed to shareholders	—	(400,000)	—	—
Net proceeds from issuance of ordinary shares, net of issuance cost of RMB 30,234	—	—	243,629	34,995

Net cash provided by (used in) financing activities	13,876	(433,600)	244,674	35,145

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	2,421	348

Net change in cash, cash equivalents and restricted cash	179,843	(678,391)	39,208	5,632
Cash, cash equivalents and restricted cash at beginning of the year	581,489	761,332	82,941	11,914

Cash, cash equivalents and restricted cash at end of the year	761,332	82,941	122,149	17,546

Supplemental disclosure of cash flow information:
Income taxes paid, net	91,032	33,773	55,581	7,984
Supplemental disclosure of non-cash investing activities:
Disposal consideration settled by service fee collected on behalf of the Company (see Note 7)	—	—	238,857	34,310
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	606,097	41,441	122,149	17,546
Restricted cash	155,235	41,500	—	—

Total cash, cash equivalents and restricted cash	761,332	82,941	122,149	17,546

The accompanying notes are an integral part of these consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Jiayin Group Inc. (the “Parent Company”) is an exempted company incorporated with limited liabilities in the Cayman Islands under the laws of the Cayman Islands in December 2017.

The Parent Company and its subsidiaries provide individual finance services in the People’s Republic of China (“PRC”) by connecting investors with borrowers through a proprietary internet platform.

History of the Company

The Company began the operations mainly through its PRC entities in 2015. In September 2015, Shanghai Jiayin Finance Technology Co., Ltd (“Jiayin Finance”) formed a wholly-owned subsidiary Shanghai Niwodai Internet Finance Information Services Co., Ltd. (“Niwodai Internet”) to develop online individual finance services.

In September 2015, Shanghai Caiyin Asset Management Co., Ltd (“Shanghai Caiyin”) was established by Mr. Yan (the “Founder”) to provide the guarantee services to the loans facilitated through Niwodai Internet. Upon formation, Shanghai Caiyin entered into an agreement (see Note 2(b)) with Niwodai Internet through which Niwodai Internet has the power to direct the activities that most significantly affects the economic performance of Shanghai Caiyin and would be able to receive the economic benefits of Shanghai Caiyin that could be significant to Shanghai Caiyin. Therefore Niwodai Internet was considered the primary beneficiary of Shanghai Caiyin and consolidated Shanghai Caiyin.

In December 2015, Shanghai Caiyin acquired the servicing rights and obligations of all outstanding loan contracts facilitated by Shanghai Niwodai Finance Information Co., Ltd. (“Niwodai Finance”), an entity providing offline individual finance services controlled by the Founder, as well as the obligation to continue to provide guarantee on those loans through the investor assurance program that was previously managed by Niwodai Finance. Meanwhile, the Company acquired a group of selective intangible assets, including the Niwodai brand, the Niwodai website, and Niwodai Finance’s proprietary technology, which the Company believed would greatly benefit the development of the Company’s online loan facilitation business, from Niwodai Finance. Niwodai Finance agreed to pay Shanghai Caiyin an aggregate amount of RMB 700 million as the total consideration. At the time of the transaction, the investor assurance fund managed by Niwodai Finance had funds of RMB 136.3 million, and accordingly, the amounts due from Niwodai Finance to pay Shanghai Caiyin was RMB 563.7 million at the time of the agreement, which represents the contractual consideration net of funds remaining in the investor assurance program of Niwodai Finance. The transaction is referred to as the “2015 Acquisition”. The Company deemed the 2015 Acquisition to be a business acquisition under common control under ASC 805-50-15 as both the transferring entity, Niwodai Finance, and the receiving entities, Jiayin Finance and Shanghai Caiyin, were controlled by Mr. Yan in the 2015 Acquisition. As the acquired intangible assets are internally developed by Niwodai Finance and are not specifically identifiable or are inherent in a continuing business, Niwodai Finance did not record them as assets on its book. The Company recognized such assets acquired from Niwodai Finance at their carrying amount, which is nil, at the date of transfer, as a result of the business acquisition under the common control. The Company recorded a guarantee liability in connection with the transaction of RMB 2.9 billion as “other guarantee liabilities” in the consolidated balance sheet. Meanwhile, the difference between the total consideration of RMB 700 million and the RMB 2.9 billion other guarantee liabilities was included in the beginning balance of the equity for the periods presented. The liability has fully depleted in 2019.

In December 2017, the Parent Company was incorporated by the same shareholders of Jiayin Finance in Cayman Island in connection with a group reorganization (“Reorganization”). As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Parent Company established, through a BVI and a Hong Kong intermediary company, a wholly-owned foreign invested subsidiary in the PRC, Shanghai Kunjia Technology Co., Ltd. (“Shanghai Kunjia” or “WFOE”) in June 2018.

WFOE entered into a series of contractual arrangements (Note 2(b)) in June 2018 with Jiayin Finance (the “VIE”) and the shareholders of the VIE. The series of contractual agreements include Power of Attorney Agreement, Exclusive Purchase Agreement, Exclusive Consultation and Service Agreement, and Equity Pledge Agreement. The Company believes that these contractual agreements would enable WFOE to (1) have power to direct the activities that most significantly affect the economic performance of the VIE and its subsidiary and (2) receive the economic benefits of the VIE and its subsidiary that could be significant to them. Accordingly, the Company believes that WFOE is the primary beneficiary of the VIE and its subsidiary. Jiayin Finance, Niwodai Internet and Shanghai Caiyin are collectively referred to as “VIEs”.

The Company considered the Reorganization as a reorganization of entities under common control. Accordingly, the accompanying financial statements have been prepared using historical cost basis as if the reorganization had occurred at the beginning of the first period presented. The share and per share data relating to the ordinary shares issued by Jiayin Group Inc. are presented as if the Reorganization occurred at the beginning of the first period presented.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

IPO

On May 10, 2019, the Company completed its IPO on the NASDAQ Global Market. In this offering, 4,025,000 American depositary share (“ADSs”), representing 16,100,000 Class A ordinary shares, were issued at a price of US$10.50 per ADS. The aggregate proceeds received by the Company from the IPO, net of issuance costs, were approximately RMB 234,354. As of December 31, 2019, there were 216,100,000 ordinary shares outstanding, par value US$ 0.000000005 per share, being the sum of 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares. All classes of ordinary shares are entitled to the same dividend right. All of the Class B ordinary shares were held by the Founder of the Company.

Business transformation

On July 3, 2019, the Company established a wholly owned subsidiary, Geerong Yunke Information Technology Co., Ltd. (“Geerong Yunke”). On September 10, 2019, Geerong Yunke conducted a business combination under common control with Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (formerly known as “Jirongyun (Shanghai) Enterprise Development Co., Ltd”,”Geerong Yun”) as both the Geerong Yunke and Geerong Yun were controlled by Mr. Yan. The combination has been retrospectively reflected in the financial statements from the beginning of 2019, but not to prior periods as the impact was not material.

In September, 2019, as part of the business transformation of the Company, Niwodai Internet and Shanghai Caiyin entered into an amendment agreement. Pursuant to this amendment agreement, Niwodai Internet no longer had the rights to adjust the charge rate of guarantee services for Shanghai Caiyin, to collect the residual economic benefits from the guarantee services provided by Shanghai Caiyin, or to terminate the guarantee service agreement at any time. As a result of such revision, Niwodai Internet lost power to direct the activities that most significantly affect the economic performance of Shanghai Caiyin and no economic benefits of Shanghai Caiyin would be received by Niwodai Internet. Therefore, starting from September 1, 2019, Niwodai Internet was no longer considered as the primary beneficiary of Shanghai Caiyin and Shanghai Caiyin was deconsolidated by the Company.

The Company operates in an evolving regulatory environment and has been adjusting its business model to stay in compliance with regulatory requirements during the years presented. The Company historically has focused on connecting individual borrowers with individual investors. Starting in 2019 the Company also began to cooperate with institutional funding partners. Its investor assurance program also evolved over time as part of the transformation of its business model. See Note 2(j).

As of December 31, 2019 the Parent Company’s significant subsidiaries and its consolidated VIEs are as follows:

Name	Date of incorporation/ establishmentor acquisition	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
Jiayin Holdings Limited	January 2018	BVI	100%	Investment Holding
Geerong (HK) Limited (formerly known as “Jiayin (HK) Limited”)	January 2018	Hong Kong	100%	Investment Holding
Jiayin Southeast Asia Holdings Limited	February 2018	BVI	100%	Investment Holding
Shanghai Kunjia Technology Co., Ltd.	June 2018	Shanghai	100%	Investment Holding
Geerong Yunke Information Technology Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Geerong Yun (Shanghai) Enterprise Development Co., Ltd.	September 2019	Shanghai	100%	Technology development and consumer finance services
VIEs
Shanghai Jiayin Finance Technology Co., Ltd.	June 2015	Shanghai	100%	Technology service
Shanghai Niwodai Internet Finance Information Services Co., Ltd.	September 2015	Shanghai	100%	Technology development and consumer finance services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and consolidation

The accompanying consolidated financial statements of the Parent Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company has been historically operating with negative working capital. The aggregated amount of cash and cash equivalents, accounts receivable, short-term investment, and prepaid expenses and other current assets, was less than the aggregated amount of liabilities from payroll and welfare payables, amounts due to related parties, refund liabilities, tax payables, accrued expenses and other current liabilities, and current portion of lease liabilities by RMB 148.4 million as of December 31, 2019. Although the Company had net income of RMB 611.8 million and RMB 527.2 million for the years ended December 31, 2018 and 2019, respectively, and the net cash inflows from operating activities was RMB 26.3 million for the year ended December 31, 2019. As of December 31, 2019, the Company had shareholders’ deficit of RMB741.9 million. As of December 31, 2019, the Company had cash and cash equivalents of RMB 122.1 million. The Company regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term.

Based on the Company’s cash flow projections from operating activities, existing cash and cash equivalents and current assets, the Company believes that it will be able to meet its payment obligations and other commitments for at least through the period ending April 30, 2021.

(b)	Principles of consolidation

The consolidated financial statements include the financial information of the Parent Company, its wholly owned subsidiaries and its consolidated VIEs. All intercompany balances and transactions have been eliminated upon consolidation.

Variable interest entity

The VIE Arrangement with Shanghai Caiyin

In December 2015, Niwodai Internet entered into an agreement with Shanghai Caiyin through which Shanghai Caiyin would provide guarantee services for the loans facilitated by Niwodai Internet. Shanghai Caiyin would charge the borrowers a service fee at certain percentage of facilitated loan amount (“charge rate”) and would repay the loan and respective interests to investors within certain days upon borrowers’ default. The charge rate of the guarantee services was determined by Niwodai Internet who had the right to adjust it at any time at its discretion based on the actual performance of the loans facilitated. Niwodai Internet also had the right to collect from the excess of the guarantee services Shanghai Caiyin charges over the payment for default loans after deducting a reasonable cost incurred by Shanghai Caiyin. Furthermore, Niwodai Internet reserved the right to terminate the agreement at any time and engage other parties to perform the guarantee services. Upon termination, Niwodai Internet should assist Shanghai Caiyin to continue to perform guarantee services for existing loans. Shanghai Caiyin did not have business other than guarantee services during the periods presented. Through the aforementioned agreement Niwodai Internet obtained the power to direct the activities that most significantly affects the economic performance of Shanghai Caiyin and would be able to receive the economic benefits of Shanghai Caiyin that could be significant to Shanghai Caiyin. Therefore, Niwodai Internet was considered the primary beneficiary of Shanghai Caiyin and consolidated Shanghai Caiyin since its incorporation.

In September 2019, as part of the business transformation of the Company, Niwodai Internet and Shanghai Caiyin entered into an amendment agreement. Pursuant to this amendment agreement, Niwodai Internet no longer had the rights to adjust the charge rate of guarantee services for Shanghai Caiyin, to collect the residual economic benefits from the guarantee services provided by Shanghai Caiyin, or to terminate the guarantee service agreement at any time. As a result of such revision, Niwodai Internet lost power to direct the activities that most significantly affects the economic performance of Shanghai Caiyin and no economic benefits of Shanghai Caiyin would be received by Niwodai Internet. Therefore, starting from September 1, 2019, Niwodai Internet was no longer considered as the primary beneficiary of Shanghai Caiyin and Shanghai Caiyin was deconsolidated by the Company.

On September 16, 2019, Shanghai Caiyin was disposed to a third party company, Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”) (See Note 7).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Principles of consolidation - continued

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE

As PRC laws and regulations prohibit and restrict foreign ownership of internet value added businesses, the Parent Company operates its business, primarily through the VIEs. In June 2018, the Parent Company, through its wholly owned foreign invested subsidiary, Shanghai Kunjia or WFOE, entered into a series of contractual arrangements (“VIE agreements”) with Jiayin Finance and its respective shareholders that enable the Parent Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiary, and (2) receive the economic benefits of the VIE and its subsidiary that could be significant to the VIE and its subsidiary.

Despite the lack of technical majority ownership, there exists a parent subsidiary relationship between Shanghai Kunjia and the VIE and its subsidiary through the aforementioned agreements. The following is a summary of the VIE agreements:

The agreements that provide the Parent Company effective control over the VIE and its subsidiary include:

Powers of Attorney:

Pursuant to the Power of Attorney, each of the four shareholders have signed power of attorney with WFOE to irrevocably authorize the board of directors / Executive Directors of WFOE and their successors to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Jiayin Finance including, but not limited to, the right (1) to make and sign the relevant shareholders’ general meeting decision on behalf of the shareholders of Jiayin Finance; (2) in accordance with the law and Jiayin Finance’s Charter of shareholders exercise the right to enjoy all the rights of shareholders , including but not limited to the right of shareholders to vote, sell or transfer or pledge or dispose of all or any part of Jiayin Finance’s shares; and (3) designate and appoint the legal representative, chairman, director, supervisor, general manager and other senior management of Jiayin Finance as the authorized representative of the company. This power of attorney is irrevocable and continues to be in force during the period when the authorized person is a shareholder of WFOE, from the date of signature of this power of attorney.

Exclusive Purchase Agreement:

Pursuant to the Exclusive Purchase Agreement among WFOE, Jiayin Finance and the four shareholders of Jiayin Finance, the four shareholders and Jiayin Finance shall irrevocably grant WFOE, to purchase or appoint one or more persons from WFOE at any time to purchase all or part of the shares which is not subject to legal restriction or assets held by the four shareholders or Jiayin Finance. Except for WFOE and the designated person, no third party shall have the right to purchase shares and assets or other shares and assets related to the four shareholders. The consideration of the purchase should be RMB 1 or the lowest price permitted by the PRC laws. The effective time period of this agreement is ten years, and will be automatically extended to further years.

The agreements that transfer economic benefits to the Parent Company include:

Exclusive Consultation and Service Agreement:

Pursuant to the Exclusive Consultation and Service Agreement between WFOE and Jiayin Finance, WFOE has the exclusive right to provide Jiayin Finance with consulting and other services. Without WFOE’s prior written consent, Jiayin Finance may not accept any services subject to this agreement from any third party. WFOE has the right to determine the service fee to be charged to Jiayin Finance under this agreement by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. Unless WFOE terminates this agreement in advance or otherwise provided by law, this agreement will remain effective for ten years and shall automatically extend the term of this agreement prior to its expiration. Jiayin Finance may not terminate this agreement unilaterally.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Principles of consolidation - continued

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE - continued

Equity Pledge Agreement:

Pursuant to the Equity Pledge Agreement among WFOE, Jiayin Finance and the four shareholders, in order to ensure that Jiayin Finance and its shareholders will fulfill the obligations under the power of attorney, the exclusive consultation and service agreement, and the exclusive purchase agreement (collectively “the Main Agreement”), the four shareholders have pledged 100% equity interest in Jiayin Finance to WFOE. According to the Main Agreement, the pledgee has the right to charge the service fee to Jiayin Finance. Those shareholders and WFOE also agree that without a prior written consent of the pledgee, they shall not transfer the shares or set up any pledge or other form of guarantee which may affect the rights and interests of the pledgee.

These contractual arrangements allow the Parent Company, through its wholly owned subsidiary WFOE, to effectively control the VIEs, and to derive substantially all of the economic benefits from them. Accordingly, the Parent Company has consolidated the financial results of the VIEs.

The Parent Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Parent Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	revoke the Company’s operating licenses;

•	levy fines on the Company;

•	confiscate any of the Company’s income that they deem to be obtained through illegal operations;

•	shut down the Company’s services;

•	discontinue or restrict the Company’s operations in China;

•	impose conditions or requirements with which the Company may not be able to comply;

•	require the Company to change corporate structure and contractual arrangements;

•	restrict or prohibit the use of the proceeds from overseas offerings to finance the Company’s PRC consolidated VIEs’ business and operations; and

•	take other regulatory or enforcement actions that could be harmful to the Company’s business.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Principles of consolidation - continued

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE - continued

The following condensed financial statement balances and amounts of the Parent Company’s VIEs, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Parent Company, its subsidiaries and its VIEs.

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	41,441	54,602
Restricted cash	41,500	—
Amounts due from related parties	—	1,651
Accounts receivable, net	336,849	110,219
Contract assets, net	203,080	—
Assets from the investor assurance program, net	5,525	—
Prepaid expenses and other current assets	88,234	66,722
Deferred tax assets	56,027	54,973
Property and equipment, net	29,011	38,303
Right-of-use assets	—	36,534
Other long-term assets	212	—

TOTAL ASSETS	801,879	363,004

Payroll and welfare payables	110,562	29,386
Amounts due to related parties	84,509	722
Liabilities from the investor assurance program	1,547,072	—
Refund liabilities	84,498	180,104
Other guarantee liabilities	4,060	—
Tax payables	422,177	164,444
Accrued expenses and other current liabilities	201,007	121,319
Other payable related to the disposal of Shanghai Caiyin	—	839,830
Lease liabilities	—	34,620

TOTAL LIABILITIES	2,453,885	1,370,425

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenue	2,250,850	2,881,940	2,151,165
Operating income	686,661	685,206	583,741
Net income	539,545	611,758	571,227
Net cash provided by (used in) operating activities	104,752	(228,368)	19,465
Net cash provided by (used in) investing activities	61,215	(16,423)	(35,505)
Net cash provided by (used in) financing activities	13,876	(433,600)	(12,299)

The VIEs contributed 100% of the Company’s consolidated revenue for years ended December 31, 2017, 2018 and 96% for the year ended December 31, 2019. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 100% and 52% of the consolidated total assets, and 100% and 95% of the consolidated total liabilities, respectively.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Parent Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(b)	Principles of consolidation - continued

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE - continued

The Company believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Parent Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Parent Company in the form of loans and advances or cash dividends. See Note 15 for disclosure of restricted net assets.

(c)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. Changes in estimates are recorded in the period they are identified.

The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s financial statements include allowance for uncollectible receivables and contract assets, provision for assets and liabilities from the investor assurance program, valuation allowances for deferred tax assets, valuation of share-based awards, measurement of assets and liabilities from the investor assurance program, fair value measurement and impairment of investment, discount rate used to measure lease liabilities, and allocation of considerations under revenue arrangements with various performance obligations.

(d)	Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, amounts due from/to related parties, accounts receivable, contract assets, assets from the investor assurance program, prepaid expenses and other assets, and other liabilities are recorded at cost which approximate their fair value mainly due to the short-term nature of these instruments.

The Company does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis other than the short-term investment in convertible debt accounted for as available-for-sale debt security, which is classified as a level 2 fair value measurement. As of December 31, 2019, the carrying amount of the short-term investment is approximate to its fair value. The Company does not have any assets or liabilities measured at fair value on a non-recurring basis during the periods presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(e)	Certain risks and concentrations

As of December 31, 2018, substantially all of the Company’s cash and cash equivalents as well as restricted cash were held in major financial institutions located in the PRC. As of December 31, 2019, 64% of the Company’s cash and cash equivalents were held in major financial institutions located in the PRC, and the rest 36% of Company’s cash were held in oversea major financial institutions which management considers to be of high credit quality.

No customer represented greater than 10% or more of the total net revenues or receivables for the years ended December 31, 2018 and 2019.

(f)	Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to RMB 41,441 and RMB 78,296 as of December 31, 2018 and 2019, respectively.

(g)	Foreign currency translation

The functional currency of Jiayin Group Inc. is in US dollars (“US$”). The functional currency of the Company’s subsidiaries and VIEs in the PRC is Renminbi (‘‘RMB’’). The functional currency of subsidiaries outside of PRC is typically their local currency. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company also uses RMB as its reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the statements of comprehensive income.

Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive income.

(h)	Convenience translation

The Company’s financial statements are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2019 are included solely for the convenience of the readers and have been made at the rate of US$1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Investor Assurance Program

Investor assurance program managed by Shanghai Caiyin

Historically for all the loans facilitated prior to April 2018, the Company had maintained an investor assurance program for the benefits of investors who invested on unsecured loans through its marketplace, through its consolidated VIE, Shanghai Caiyin until Shanghai Caiyin was disposed in September 2019 (see Note 2(b)). Under the investor assurance program, the Company set aside the service fees charged by Shanghai Caiyin into designated restricted cash accounts (“investor assurance fund”) to be used to cover the principal and interest of defaulted loans on a portfolio basis, payable on a first-loss basis up to the balance of the investor assurance program. The Company repaid the aggregate amounts of principal and respective interest, which were due based on the repayment schedule, to investors typically within a few days upon borrowers’ default. In accordance with the terms of the investor assurance program, an investor was entitled to compensation for losses resulting from defaulted loans within 15 calendar days of the due date.

Default payments to investors could only be made from the investor assurance program when there were sufficient funds available. The Company’s obligation under the investor assurance program to make payments was limited to the amount of the restricted cash at any point in time and the Company was obliged to compensate investors once the restricted cash balance was replenished again from service fees generated from future borrowers. Once the investor was paid for a borrower’s default, any future amount recovered would be deposited into the investor assurance program. The Company had been regularly reviewing the actual net accumulated loss rate of each loan product facilitated and relevant economic factors to ensure the estimations are kept up-to-date. For the loans facilitated under the investor assurance program managed by Shanghai Caiyin, the Company transferred cash to the restricted cash accounts to fund the investor assurance program when the balance of the investor assurance fund was depleted.

At the loan inception, the Company recorded liability from investor assurance program in accordance with ASC Topic 460-10, which incorporates the expectation of potential future payments under the guarantee and took into account both non-contingent and contingent aspects of the guarantee.

Subsequently, the liability from the investor assurance program was measured in a combination of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. The liability recorded based on ASC Topic 460 was determined on a loan by loan basis and it was reduced when the Company was released from the underlying risk, meaning when the loan was repaid by the borrower or when the lender was compensated in the event of a default. This component was a stand ready obligation which was not subject to the probable threshold used to record a contingent obligation. When the Company was released from the stand-ready liability upon expiration of the underlying loan, the Company records a corresponding amount as net revenue in the consolidated statement of comprehensive income. The other component was a contingent liability determined based on probable loss considering the actual historical performance and current condition, representing the future payouts under the investor assurance program in excess of the stand-ready liability and was measured using the guidance in ASC Topic 450, Contingencies. The ASC Topic 450 contingent component was determined on a collective basis and loans with similar risk characteristics were pooled into cohorts for purposes of measuring incurred losses. The ASC Topic 450 contingent component was recognized as part of operating expenses in the consolidated statement of comprehensive income as “provision for assets and liabilities from the investor assurance program”. At all times the recognized liability (including the stand-ready liability and contingent liability) was at least equal to the probable estimated losses of the guarantee portfolio.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Investor Assurance Program - continued

Investor assurance program managed by Shanghai Caiyin - continued

As the Company’s stand-ready liability was not traded in an active market with readily observable prices, the Company used significant unobservable inputs to measure the fair value of stand-ready liabilities upon initial recognition. The Company estimated the fair value of the stand-ready liability by estimating net expected accumulated loss rate for each product type, based on historical net accumulated loss rate for each product type and incorporating a markup margin. A discounted cash flow methodology was used to estimate the fair value of the guarantee liabilities. The significant unobservable inputs used in the fair value measurement of guarantee liabilities include the expected net accumulative loss rates applied in the valuation models. The weighted average expected net accumulative loss rates applied for year 2017 and 2018 are 13.4% and 11.2% on new loans facilitated in the respective years. These inputs in isolation could cause significant increases or decreases in fair value. The increase in the net expected cumulative loss rates could significantly increase the fair value of stand-ready liability of the loan newly facilitated upon initial recognition; conversely a decrease in the net expected cumulative loss rates could significantly decrease the fair value of stand-ready liability of the loan newly facilitated upon initial recognition. When a discounted cash flow model was used to determine fair value, the significant input used in the valuation model was the discount rate applied to present value the projected cash flows which is based on market rates. The Company also estimated the markup margin by looking at several comparable business models. The expected net accumulated loss rate of underlying loans was determined based on the average historical net accumulated loss rate of the Company’s products.

At the loan inception, the Company recorded the assets from the investor assurance program which corresponded to the stand-ready liability recognized at fair value, and represented service fees that were collectible from the underlying loans that were expected to be used for the estimated payout of the corresponding guarantee liabilities. At each reporting date, the Company estimates the future cash flows and assesses whether there was any indicator of impairment. If the carrying amounts of the assets from the investor assurance program exceeded the expected cash to be received, an impairment loss was recorded for the asset not recoverable and was reported as “provision for assets and liabilities from the investor assurance program” in the statements of comprehensive income.

The investor assurance program also covered the outstanding loans acquired from Niwodai Finance in the 2015 Acquisition, of which the associated guarantee liabilities were separately recorded as “other guarantee liabilities” in the Company’s consolidated balance sheet (see Note 1). Service fees collected from all the loans, including loans newly facilitated by the Company and loans related to other guarantee liabilities acquired in the 2015 Acquisition, were utilized to pay out on both liabilities from the investor assurance program and other guarantee liabilities. However, service fees collected from all the loans are principally related to new loans facilitated by the Company.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Investor Assurance Program - continued

Investor assurance program managed by Shanghai Caiyin - continued

The Company has facilitated a total of RMB 8,632 million unsecured loans that were subject to the investor assurance program managed by the consolidated VIE, representing 36% of total loan volume facilitated in the 2018. Since April 28, 2018, Shanghai Caiyin ceased to provide the investor assurance program for new loans facilitated by the Company. However, the investor assurance program for existing unsecured loans facilitated prior to April 28, 2018 were still served by Shanghai Caiyin. The Company transferred cash to the restricted cash accounts to fund the investor assurance program for those loans when the balance of the restrict cash accounts is not sufficient to compensate losses for all investors. The table below pertains to information related to existing unsecured loans facilitated prior to April 28, 2018:

As of December 31, 2018	Current loan products	Other online standard loan products	Offline and non- standard loan products	Loans related to other guarantee liabilities
Total outstanding loan balances	1,224,961	169,072	3,554,398	—
Maximum potential undiscounted future payments	1,265,267	180,845	3,847,072	4,060
Remaining weighted average contractual term	2.3	8.8	10.5	—
Net expected accumulative loss rate on outstanding loans	11.3%	16.0%	19.0%	—

The Company no longer provides any form of guarantee for new loans facilitated through the marketplace since April 28, 2018 and therefore does not record liabilities from the investor assurance program associated with those new loans.

Further, upon the disposal of Shanghai Caiyin in September 2019, the Company is no longer obligated for the guarantee liabilities arising from the investor assurance program maintained by Shanghai Caiyin for loans facilitated prior to April 28, 2018. See note 2(b).

Investor assurance program managed by independent third parties

Starting from April 28, 2018, all newly facilitated unsecured loans are subject to an investor assurance program managed by Shenzhen Rongxinbao, an unrelated third party guarantee company. All the borrowers obtaining new loans are required to enter into service agreement with Shenzhen Rongxinbao, according to which Shenzhen Rongxinbao will compensate investors for losses on principal and interest from borrower’s default. A portion of the service fees that the Company is entitled to is collected by Shenzhen Rongxinbao on behalf of the Company from the borrowers. The Company has facilitated RMB 11,082 million and RMB 15,661 million unsecured loans subject to the investor assurance program managed by Shenzhen Rongxinbao, representing 47% and 86% of total loan volume facilitated in 2018 and 2019, respectively.

Starting on July 3, 2018, a part of unsecured loans newly facilitated by the Company are subject to an investor assurance program managed by China United SME Guarantee Corporation (“Sino Guarantee”), an unrelated third party guarantee company. Borrowers of those loans are required to enter into a separate agreement with Sino Guarantee and to contribute to an investor protection fund managed by Sino Guarantee. Investments made by investors on those loans are protected by the investor protection fund to the extent of the existing balance of the fund. The Company has facilitated RMB 1,233 million and RMB 2,544 million unsecured loans that is managed by Sino Guarantee, representing 5% and 14% of total loan volume facilitated in 2018 and 2019, respectively.

The Company does not assume any liabilities if the balance of the fund is not sufficient to fully compensate all investors.

Starting from January 2019, Shanghai Caiyin engaged Shenzhen Rongxinbao to help operate the investor assurance program for loans facilitated prior to April 2018 and funded the program by service fees that Rongxingbao collected on behalf of the Company. Further, upon disposal of Shanghai Caiyin in September 2019, the Company is no longer obligated for the guarantee liabilities aforementioned arising from the investor assurance program maintained by Shanghai Caiyin.

Investor assurance program partnering with Class B Investors

In July 2018, the Company launched an investor assurance programs by partnering with selective unrelated third party individual investors (“Class B investors”), who are willing to take higher risks in exchange for higher returns from managing the investor assurance for other investors who invest in the same loan product but with lower level of risk tolerance (“Class A investors”). The minimum investment amount for such Class B investment program is RMB 1 million. The investment of Class B investors are matched with a number of loans on the Company’s marketplace and each of such loans are matched with Class A and Class B investors at the same time.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Investor Assurance Program - continued

Investor assurance program partnering with Class B Investors - continued

The borrower was required to pay certain non-refundable fees to the Class B investor, which will be contributed to an investor assurance program and deposited in a separated restricted cash account under the name of the Class B investor. According to the loan agreement entered among the investor, the borrower and the Company, the Class B investor was required to compensate the Class A investor for the losses due to loan default, including principals and interests as defined in the loan agreement, within 90 days after the borrower’s default. The Class B investor’s obligation to make payment under this investor assurance program was limited to the proceeds received from the investment. The Company was authorized to withdraw cash from the Class B investor’s account and to deposit them into the Class A investor’s account within 90 days of default. The investor assurance program was separately managed for each Class B investor under each of the corresponding investment in the Class B investment program. Upon the maturity of the loans the Class B investors invested in and after the repayment to the Class A investors, Class B investor was entitled to the residual balance of such investor assurance program. The Company does not assume any liabilities to repay Class A or Class B investors of such loans, even if the balance of the fund and the proceeds received by the Class B investors are not sufficient to fully compensate all Class A investors of such loans. The Company has stopped the investor assurance program by partnering with Class B investors and there was no new Class B investors in 2019.

During the year of 2018, the Company has facilitated RMB2,727 million unsecured loans that were subject to the investor assurance program partnering with Class B investors, representing 12% of total loan volume facilitated in 2018.

Guarantee arrangements for institutional funding partners

For the loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for unpaid principal and interest. In certain contracts, the Company provides commitment letter of balance complements to the institutional funding partners in the event that the guarantee companies are unable to fully reimburse the institutional funding partners. In some other contracts, the guarantee companies require a third party company acts as a counter guarantor and require the Company to provide a commitment letter of balance complements to compensate third party guarantee companies in the event that the counter guarantor are unable to fully reimburse the guarantee companies. To manage the risk exposure, the Company in turn obtains a back-to-back guarantee from another third party company. The fair value of guarantee liabilities of the Company as a secondary guarantor was inconsequential and no compensation was made by the Company during the year of 2019. As of December 31, 2019, the outstanding loan balance for which the Company provides secondary guarantee was RMB487,216.

(k)	Restricted cash

Restricted cash primarily represents funds managed by the Company through designated deposit accounts for the investor assurance program. Services fees collected from borrowers are utilized to net payout on both liabilities from the investor assurance program and other guarantee liabilities. There is no other use of these funds except for making payments to investors for default loans that are subject to the investor assurance program.

The balance of restricted cash as of December 31, 2018 and December 31, 2019 is comprised of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Restricted cash related to:
Investor assurance program	41,000	—
Others	500	—

Total restricted cash	41,500	—

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Restricted cash - continued

The movement of restricted cash related to guarantee liabilities, which covers both liabilities from the investor assurance program and other guarantee liabilities for the years ended December 31, 2018 and 2019 is presented as follows:

	Year ended December 31,
	2018	2019
	RMB	RMB
Beginning balance	154,742	41,000
Service fees collected by Shanghai Caiyin and deposited directly into restricted cash (1)	2,284,291	193,632
Transfer from cash (2)	1,079,932	609,951
Gross payouts related to guarantee liabilities	(4,099,353)	(1,002,671)
Gross recoveries related to guarantee liabilities	621,388	160,970
Transfer out due to disposal of Shanghai Caiyin	—	(2,882)

Ending balance	41,000	—

(1)	Service fees collected from borrowers represents service fees collected by Shanghai Caiyin in the year presented that are directly deposited to the restricted cash accounts.

(2)	Transfer from cash represents cash transferred by the Company into the designated deposit account when the balance of the account is not sufficient to compensate losses for all investors.

(l)	Investment in debt securities

The Company invested in convertible notes issued by a private company in 2019 and accounted for the investment as available-for-sale debt security at fair value with changes in fair value deferred in other comprehensive income.

The Company reviews its investments for other-than-temporary impairment and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Company considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Company’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

If the investment’s fair value is less than the cost of an investment and the Company determines the impairment to be other-than-temporary, the Company recognizes an impairment loss based on the fair value in earnings. The Company has not recorded any other-than-temporary impairment during the periods presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Property and equipment

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation and amortization expense of long-lived assets are included in either origination and servicing expenses, selling and marketing expenses, general and administrative expenses, or research and development expenses as appropriate. Property and equipment consist of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives:

Category	Estimated useful life
Electronic equipment	3 years

Office equipment & Furniture	5 years

Motor vehicles	4 years

Leasehold improvement	Shorter of the lease term or expected useful life

Software	10 years

(n)	Investment in Affiliates

Affiliated companies are entities over which the Company has significant influence, but which it does not control. The Company generally considers an ownership interest of 20% or higher to represent significant influence. Investment in affiliates are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of comprehensive income and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Company has not recorded any impairment losses in any of the periods reported.

The Company acquired 24.9% ordinary shares of SG Fintech Holding Joint Stock Company in May 2019 and equity method accounting was applied. SG Fintech Holding Joint Stock Company is a Vietnam enterprise targeting to explore micro-finance loan products and services to serve the segments that are currently underserved in the market. For the year ended December 31, 2019, the Company recorded investment income of RMB 378 on the investment.

(o)	Valued-added taxes (“VAT”)

The Company is subject to VAT at the rate of 6% given that they are classified as a general tax payer. VAT is reported as a deduction to revenue when incurred and amounted to RMB 273,785, RMB 298,720 and RMB 168,763 for the years ended December 31, 2017, 2018 and 2019, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.

(p)	Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense on a graded vesting basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Company adopted ASU 2016-09 and accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of comprehensive income as the cash compensation of those employees receiving the award.

Modifications of the terms or conditions of the awards are treated as an exchange of the original awards for new awards. Incremental compensation cost is measured and recognized as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before the terms are modified. When the Company cancels unvested options, the remaining unrecognized expenses are recognized immediately on the cancellation date.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition

The Company provides services mainly as an online marketplace connecting individual investors or institutional funding partner (collectively as “Investors”) with borrowers. The Company provides three services for loans facilitated on its platform: loan facilitation service, post-origination service (e.g. cash processing and collection services) and guarantee service. However, since the Company ceased to provide investor assurance program managed by itself, the Company no longer provides any guarantee services, and offers only loan facilitation services and post-origination servicers on loans facilitated on its marketplace.

The Company’s platform enables individual investors to directly invest in loans that can be selected, at the individual investors’ discretion, from hundreds of new lending opportunities to pre-approved borrowers that are posted on the Company’s marketplace every day. Individual investors also have the option to use the automated investment programs whereby the funds are automatically allocated among pre-approved borrowers. The automated investment programs automatically reinvests individual investors’ funds as soon as a loan is repaid, enabling the individual investors to accelerate the reinvestment of cash flows without having to continually revisit the Company’s mobile application.

Historically, the Company had typically charged a portion of service fees at loan origination with the remaining service fees collected on a monthly basis, which were payable by the borrowers for all services provided. The upfront fees collected were RMB 2.9 billion, RMB 0.5 billion, and nil during the years ended December 31, 2017, 2018 and 2019, respectively. The upfront fees were due when the underlying loan was successfully facilitated, and monthly fees were due on the same day when the monthly repayment of principal and interest was due. The Company stopped charging upfront service fees to comply with the new regulatory requirements since February 2018 for all loans facilitated through its online marketplace. The Company charges a substantial amount of service fees on the same day when the first and second monthly repayments of principal and interest are due.

The Company also charges service fees to individual investors for using the automated investment programs which equal to a certain percentage of the actual return in excess of the expected rate of return from the investments, payable at the end of the investment period. No application fee is charged to borrowers or individual investors.

In order to be more competitive by providing a certain level of assurance to the investors, the Company maintained an investor assurance program for the benefit of the investors using its marketplace. In the event of borrowers’ default, marketplace investors are entitled to receive unpaid interest and principal under the terms of the investor assurance program. Prior to April 28, 2018, the Company, through its consolidated VIE entity at that time, Shanghai Caiyin, was obligated to make the payment to the investors to the extent that the funds under the investor assurance program were available. In the event of insufficient funds, the Company was required to make payments to investors as soon as the funding was replenished from future collections of service fees. Given that the Company effectively took on all of the credit risk of the borrowers and was compensated by the service fee charged, the Company deemed the guarantee as a service and recognized a stand-ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees. However, the Company ceased to provide the investor assurance program managed by itself, and therefore no longer provides guarantee service on loans newly facilitated subsequent to April 28, 2018 (see Note 2 (j) Investor Assurance Program).

Starting from July 2019, the Company provides service through its facilitation of loan transactions between borrowers and institutional funding partners. When the investors are institutional funding partners, the Company’s service mainly consist of:

1) Performing credit assessment on the borrowers and matching the institutional funding partners with potential qualified borrowers and facilitating the execution of loan agreements between the parties;

2) Providing information support for institutional funding partners and borrowers over the loan term.

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC 606 on January 1, 2018 using the full retrospective method which requires the Company to present its financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

•	Step 1: Identify the contract (s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to the performance obligations in the contract

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

The Company determines that both the Investors and the borrowers are its customers. The Company assesses ability and intention to pay the service fees of both borrowers and Investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. The Company considers the loan facilitation service, guarantee service and post origination service as three separate services, of which, the guarantee service was accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the services are separately identifiable from each other in the contract.

The Company determines the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Prior to April 28, 2018, the Company’s transaction price included variable consideration in the form of prepayment risk of the borrowers. The Company reflected in the transaction price the borrower’s prepayment risk and estimated variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the repayment percentage of the borrowers. The transaction price was allocated amongst the guarantee service, if any, and two performance obligations.

The considerations are allocated to the loan facilitation services and post-origination services using their relative standalone selling prices consistent with the guidance in ASC 606. The Company does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market reasonably available to the Company. As a result, the estimation of standalone selling price involves significant judgment. The Company uses expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post-origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Company considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market factors.

For each type of service, the Company recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services are recognized at the time a loan is originated between the Investors and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized evenly over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the Investors. Revenues from guarantee services are recognized at the expiry of the guarantee term.

For upfront fees that are partially refundable to the borrowers, the Company estimated the refund based on historical prepayment rate and recorded a corresponding refund liabilities upon receiving such fees.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Other revenue

Under ASC 606, service fees derived from individual investors using the automated investment programs are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment programs are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the individual investors. The Company records service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC 606 for the years ended December 31, 2017, 2018 and 2019 was RMB 156,563, RMB 242,513 and RMB 174,191, respectively. The weighted average investment period was 8.7 months, 8.0 months and 8.3 months for the years ended December 31, 2017, 2018 and 2019, respectively.

Other revenue also includes revenue from guarantee services recognized at the expiry of the guarantee term, penalty fees for loan prepayment and late payment, and service fee for transferring loans between investors on the Company’s platform. Under ASC 606, penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between individual investors are recognized when the transfer is completed and service fees are collected from the individual investors.

The following table illustrates the disaggregation of revenue by product and services the Company offered in 2017, 2018 and 2019, respectively:

For the year ended December 31, 2017	Loan facilitation services	Post-origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	678,003	21,067	15,330	714,400
Other online standard loan products	637,860	60,070	80,225	778,155
Offline and non-standard loan products	540,721	44,301	722	585,744
Other services	—	—	172,551	172,551

Total	1,856,584	125,438	268,828	2,250,850

For the year ended December 31, 2018	Loan facilitation services	Post-origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	2,245,941	174,370	27,021	2,447,332
Other online standard loan products	51	26,938	89,582	116,571
Offline and non-standard loan products	916	40,660	1,918	43,494
Other services	—	—	274,543	274,543

Total	2,246,908	241,968	393,064	2,881,940

For the year ended December 31, 2019	Loan facilitation services	Post-origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	1,742,708	230,024	1,648	1,974,380
Other online standard loan products	4,357	5,854	6	10,217
Offline and non-standard loan products	—	31,169	1,177	32,346
Other services	—	—	213,233	213,233

Total	1,747,065	267,047	216,064	2,230,176

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Incentives to individual investors

The Company provides incentives to individual investors using the automated investment program in a form that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in the products they purchase and pays the incentive to the investors upon maturity of the investment program. If the investors early terminate the program and withdraw the investment, no incentive will be paid. Such incentives are recorded as a reduction of revenue over the investment period and the incentive accrued not paid are recorded as refund liabilities based on the management’s best estimate.

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Incentives paid to:
New investors	69,150	89,776	92,696
Returning investors	100,000	206,380	353,297

Total incentives paid to investors	169,150	296,156	445,993

Accounts receivable and contract assets, net

Contract assets represent the Company’s right to consideration in exchange for services that the Company has transferred to the customer before payment is due. Prior to February 2018, the Company’s right to consideration for the monthly fees of facilitation service is conditional on the borrowers’ actual payment, as the borrower had the right to early terminate the loan contract prior to the loan maturity and are not obligated to pay the remaining monthly fees. As such, the Company records a corresponding contract asset for the monthly service fees allocated to loan facilitation service and post-origination service that have already been delivered in relation to loans facilitated on the Company’s platform when recognizing revenue from loan facilitation service and post-origination service. No accounts receivable is recorded since the Company does not have unconditional right to the consideration if the borrowers choose to early terminate and are not obligated to pay the remaining service fees in relation to the loans facilitated prior to February 2018. In addition, the Company’s right to the consideration for the service fee derived from automated investment programs is conditional on the actual return of the investment; therefore, a corresponding contract asset is recorded when the revenue of service fee is recognized.

Starting from February 2018, according to the contractual agreement with borrower, upon inception of the loan, the Company has the unconditional right to the first six months’ service fee for the loans facilitated on the Company’s platform at loan inception regardless of the subsequent timing of the borrower’s repayment of the loan. Therefore, the Company recorded accounts receivable up to total fees collectible in the first six months and contract assets for fees collectible in the subsequent months when recognizing revenue from loan facilitation service subsequent to February 2018. For loans facilitated prior to April 28, 2018, the Company also collects remaining fees on a monthly basis; however there has been no such monthly service fees since April 28, 2018.

Starting from April 28, 2018, the Company charged all of the service fees in two equal installments that are due on the same days when the first and second monthly repayments of principal and interest are due. The Company also has unconditional right to the first two months’ service fees upon loan origination. Similarly, the Company collects service fee for the facilitation loan service between borrowers and institutional funding partners since July 2019. The service fee are charged in the subsequent month of facilitation service completed. The Company has unconditional right to the service fees upon loan origination. As such, accounts receivable were recorded by the Company when recognizing revenue from the loan facilitation service. Meanwhile, the portion of service fees that are collected and allocated to the post-origination service yet to be provided were recorded as deferred revenue on the consolidated balance sheet. No contract assets were recognized on loans facilitated subsequent to April 28, 2018.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310. The Company established an allowance for uncollectible contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific customers which is essentially the net expected accumulative loss rates used in determining the fair value of guarantee liabilities under each product type. The Company estimated the allowance for uncollectible receivables based on expected net accumulated loss rates for terms during which losses of such service fees are expected to occur, which are consistent with the terms during which the Company expects to collect service fees. The profile of the borrowers are homogeneous for each product type and as such, the Company applies a portfolio approach in accounting for credit risk. For individual customers where there is an observable indicator of impairment such as fraud, a specific allowance is provided. The Company evaluates and adjusts its allowance for uncollectible receivables and contract assets on a quarterly basis or more often as necessary. Uncollectible receivables and contract assets are written off when the consideration entitled to be received by the Company is due and a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. Accounts receivable and contract assets for loan facilitation service and post-origination service between individual investors and borrowers are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Company will write off aforementioned accounts receivable and contract assets from borrowers and corresponding provisions if any repayment of the underlying loan is 90 days past due. The Company establishes an allowance for uncollectible accounts receivable for loan facilitation service and post-origination service between borrowers and institutional funding partners that are based on historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables are written off for loan facilitation service and post-origination service between institutional funding partners and borrowers when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. Recoveries of accounts receivable and contract assets previously charged off will be recorded when received by crediting the allowance in the period of recovery.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Accounts receivable and contract assets, net - continued

The Company’s accounts receivable as of December 31, 2018 are as follows:

	Accounts Receivable	Allowance for uncollectible receivables	Accounts receivable, net
	RMB	RMB	RMB
Current loan products	364,863	(28,014)	336,849
Other online standard loan products	—	—	—
Offline and non-standard loan products	—	—	—
Other services	—	—	—

Total	364,863	(28,014)	336,849

The Company’s accounts receivable as of December 31, 2019 are as follows:

	Accounts Receivable	Allowance for uncollectible receivables	Accounts receivable, net
	RMB	RMB	RMB
Current loan products	196,148	(60,444)	135,704
Other online standard loan products	3,695	(235)	3,460
Offline and non-standard loan products	—	—	—
Other services	—	—	—

Total	199,843	(60,679)	139,164

The aging of accounts receivable as of December 31, 2018 is presented as follows:

	Current loan products	Other online standard loan products	Offline and non-standard loan products	Other Services	Total
	RMB	RMB	RMB	RMB	RMB
0-30 days	351,250	—	—	—	351,250
31-60 days	6,945	—	—	—	6,945
60-90 days	6,668	—	—	—	6,668

Total	364,863	—	—	—	364,863

The aging of accounts receivable as of December 31, 2019 is presented as follows:

	Current loan products	Other online standard loan products	Offline and non-standard loan products	Other Services	Total
	RMB	RMB	RMB	RMB	RMB
0-30 days	187,575	3,690	—	—	191,265
31-60 days	2,984	—	—	—	2,984
60-90 days	4,620	5	—	—	4,625
Over 90 days[2]	969	—	—	—	969

Total	196,148	3,695	—	—	199,843

[2]	The accounts receivable of aging over 90 days comes from facilitation and post-origination service between institutional funding partners and borrowers.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Accounts receivable and contract assets, net – continued

The movement of accounts receivable for the year ended December 31, 2018 is as follows:

	Opening balance as of January 1, 2018	Addition in the current year	Collection in the current year	Write off in the current year	Ending balance as of December 31, 2018
	RMB	RMB	RMB	RMB	RMB
Current loan products	—	1,517,277	(1,128,998)	(23,416)	364,863
Other online standard loan products	—	2	(2)	—	—
Offline and non-standard loan products	—	18	(18)	—	—
Other services	—	4,252	(4,252)	—	—

Total	—	1,521,549	(1,133,270)	(23,416)	364,863

The movement of accounts receivable for the year ended December 31, 2019 is as follows:

	Opening balance as of January 1, 2019	Addition in the current year	Collection in the current year	Write off in the current year	Ending balance as of December 31, 2019
	RMB	RMB	RMB	RMB	RMB
Current loan products	364,863	2,398,006	(2,454,752)	(111,969)	196,148
Other online standard loan products	—	5,498	(1,801)	(2)	3,695

Total	364,863	2,403,504	(2,456,553)	(111,971)	199,843

The movement of allowance for uncollectible receivables for the year ended December 31, 2018 is as follows:

	Opening balance as of January 1, 2018	Current year net provision	Write off in the current year	Ending balance as of December 31, 2018
	RMB	RMB	RMB	RMB
Current loan products	—	(51,430)	23,416	(28,014)
Other online standard loan products	—	—	—	—
Offline and non-standard loan products	—	—	—	—
Other services	—	—	—	—

Total	—	(51,430)	23,416	(28,014)

The movement of allowance for uncollectible receivables for the year ended December 31, 2019 is as follows:

	Opening balance as of January 1, 2019	Current year net provision	Write off in the current year	Ending balance as of December 31, 2019
	RMB	RMB	RMB	RMB
Current loan products	(28,014)	(144,399)	111,969	(60,444)
Other online standard loan products	—	(237)	2	(235)

Total	(28,014)	(144,636)	111,971	(60,679)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Accounts receivable and contract assets, net – continued

The movement of contract assets for the year ended December 31, 2018 is as follows:

	Opening balance as of January 1, 2018	Addition in the current year	Collection in the current year	Write off in the current year	Ending balance as of December 31, 2018
	RMB	RMB	RMB	RMB	RMB
Current loan products	335,550	898,142	(1,001,265)	(177,812)	54,615
Other online standard loan products	162,942	26,987	(107,384)	(68,443)	14,102
Offline and non-standard loan products	376,304	41,548	(244,329)	(10,497)	163,026
Other services	6,500	270,291	(265,653)	—	11,138

Total	881,296	1,236,968	(1,618,631)	(256,752)	242,881

The movement of contract assets for the year ended December 31, 2019 is as follows:

	Opening balance as of January 1, 2019	Addition in the current year	Collection in the current year	Write off in the current year	Transfer out due to disposal of Shanghai Caiyin	Reclass to refund liability[3]	Ending balance as of December 31, 2019
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Current loan products	54,615	41,747	(41,134)	(46,306)	(140,988)	(132,066)	—
Other online standard loan products	14,102	3,827	(10,398)	(5,382)	(6,492)	(4,343)	—
Offline and non-standard loan products	163,026	21,704	(107,591)	(35,674)	(43,011)	(1,546)	—
Other services	11,138	—	(11,138)	—	—	—	—

Total	242,881	67,278	(170,261)	(87,362)	(190,491)	(137,955)	—

[3]

The amount pertained to accrued but unpaid incentives to individual investors that were previously recorded as a contra account to contract assets. The obligation to provide incentives to the individual investors remains with the Company after disposal of Shanghai Caiyin.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

Accounts receivable and contract assets, net - continued

The movement of allowance for uncollectible contract assets for the year ended December 31, 2018 is as follows:

	Opening balance as of January 1, 2018	Current year net provision	Current year write- off	Ending balance as of December 31, 2018
	RMB	RMB	RMB	RMB
Current loan products	(32,571)	(179,153)	177,812	(33,912)
Other online standard loan products	(42,484)	(28,957)	68,443	(2,998)
Offline and non-standard loan products	(6,950)	(6,438)	10,497	(2,891)
Other services	—	—	—	—

Total	(82,005)	(214,548)	256,752	(39,801)

The movement of allowance for uncollectible contract assets for the year ended December 31, 2019 is as follows:

	Opening balance as of January 1, 2019	Current year net provision	Current year write-off	Transfer out due to disposal of Shanghai Caiyin	Ending balance as of December 31, 2019
	RMB	RMB	RMB	RMB	RMB
Current loan products	(33,912)	(12,758)	46,306	364	—
Other online standard loan products	(2,998)	(2,852)	5,382	468	—
Offline and non-standard loan products	(2,891)	(71,995)	35,674	39,212	—
Other services	—

Total	(39,801)	(87,605)	87,362	40,044	—

The deferred revenue in relation to the post-origination service were nil, RMB 41,252 and RMB 55,689 as of December 31, 2017, 2018 and 2019, which is recorded in “accrued expenses and other current liabilities” on the consolidated balance sheet. Meanwhile the Company recognized RMB 41,252 post-origination revenues by reducing the balance of the deferred revenue in 2019. The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination service are RMB 171,000, RMB 222,735 and RMB 182,026 as of December 31, 2017, 2018 and 2019 respectively, among which approximately 70%, 92% and 100% of the remaining performance obligations will be recognized by the Company over the following 12 months, respectively, with the remainder recognized thereafter.

Revenue recognized for the years ended December 31, 2017, 2018 and 2019 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated return on investment periods, change of estimated prepayment rate and referral fees was immaterial.

The Company used practical expedient in applying full retrospective method on completed contracts in transiting to ASC 606. For completed contracts that have variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

The Company determines that the Investor and borrower acquisition cost paid based on the amount of investment or borrowing represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the years presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB 82,053, RMB 51,611 and RMB 65,076 for the years ended December 31, 2017, 2018 and 2019, respectively.

(s)	Origination and servicing expense

Origination and servicing expenses primarily consist of variable expenses including costs related to credit assessment, user and system support, payment processing services and collection, associated with facilitating and servicing loans, salaries and benefits for the personnel who work on credit checking, data processing and analysis, loan origination, user and system support and loan collection.

(t)	Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses, including those related to borrower and investor acquisition and retention, and general brand and awareness building. Salaries and benefits expenses related to the Company’s sales and marketing personnel and other expenses related to the Company’s sales and marketing team are also included in the sales and marketing expenses. The Company’s Investor and borrower acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing and search engine optimization, and referral fees charged by other parties relating to borrower and Investor acquisition. For the years ended December 31, 2017, 2018 and 2019, the advertising expenses were RMB 21,828, RMB 25,994 and RMB 26,985, respectively.

(u)	Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and when all the conditions for their receipt have been satisfied. The government grants received by the Company amount to RMB 12,471, RMB 22,465 and RMB 18,722 for the years ended December 31, 2017, 2018 and 2019, respectively.

(v)	Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, the management consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. Deferred tax assets are then reduced by a valuation allowance through a charge to income tax expense when, in the opinion of management, it is more like than not that a portion of or all of the deferred tax assets will not be realized.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2017, 2018 and 2019.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(x)	Income per share

Basic income per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents of stock options are calculated using the treasury stock method. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive.

(y)	Segment reporting

The Company uses management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company operates and manages its business as a single segment.

The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(z)	Operating leases

In February 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments.

The Company leases administrative office spaces under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. As of December 31, 2019, the Company’s operating leases had a weighted average remaining lease term of 1.2 years and a weighted average discount rate of 4.75%. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company considers only payments that are fixed and determinable at the time of lease commencement. The Company begins recognizing operating lease expense when the lessor makes the underlying asset available to the Company. After considering the factors that create an economic incentive, the Company did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Additionally, the Company elects not to recognize lease with lease term of 12 months or less at the commencement date in the consolidated balance sheets and records its operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

The Company has adopted ASU No. 2016-02, “Leases”, beginning January 1, 2019 and elected to utilize a modified retrospective approach which allowed the Company to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were made. The Company also elected the package of practical expedients, which among other things, does not require reassessment of lease classification. Upon adoption of Topic 842, the Company recognized right-of-use assets and corresponding lease liabilities of RMB 46,841 and RMB 45,012, respectively, on the consolidated balance sheets. The difference between the right-of-use assets and lease liabilities was due to prepaid rent. The adoption of the new guidance did not have a material effect on the Company’s consolidated statements of comprehensive income and consolidated statements of cash flows.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent accounting pronouncements

Recent Accounting Guidance Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which has subsequently been amended by ASU 2019-04, ASU 2019-05, ASU 2019-09, ASU 2019-10 and ASU 2020-03. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In November 2018, the FASB issued ASC No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which mitigate transition complexity by requiring that for nonpublic business entities the amendments in Update 2016-13 are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, and clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The adoption is not expected to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurements by removing, modifying, or adding certain disclosures. The ASU eliminates such disclosures as the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and valuation processes for Level 3 fair value measurements. The ASU adds new disclosure requirements for Level 3 measurements. The adoption is not expected to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements and related disclosures.

3.	ASSETS FROM THE INVESTOR ASSURANCE PROGRAM

The movement of the assets from the investor assurance program for the year ended December 31, 2018 is as follow:

	Opening balance as of January 1, 2018	Assets arising from new business	Subsequent collections during the year	Additional provisions in the current year	Ending balance as of December 31, 2018
	RMB	RMB	RMB	RMB	RMB
Current loan products	1,187	968,732	(969,919)	—	—
Other online standard loan products	218,686	373	(218,806)	(87)	166
Offline and non-standard loan products	50,403	710	(37,564)	(8,190)	5,359

Total	270,276	969,815	(1,226,289)	(8,277)	5,525

The movement of the assets from the investor assurance program for the year ended December 31, 2019 is as follow:

	Opening balance as of January 1, 2019	Assets arising from new business	Subsequent collections during the year	Additional Provisions in the current year	Transfer out due to disposal of Shanghai Caiyin	Ending balance as of December 31, 2019
	RMB	RMB	RMB	RMB	RMB	RMB
Current loan products	—	—	—	—	—	—
Other online standard loan products	166	—	(165)	—	(1)	—
Offline and non-standard loan products	5,359	—	(5,175)	—	(184)	—

Total	5,525	—	(5,340)	—	(185)	—

The Company recorded RMB 8,277 and nil additional provisions as provision for assets and liabilities from the investor assurance program in 2018 and 2019, respectively. The additional provisions of RMB 8,277 were subsequently written off in 2018.

4.	GUARANTEE LIABILITIES

The Company’s movement on liabilities from the investor assurance program and other guarantee liabilities for the years ended December 31, 2018 and 2019 is as follows:

	Current loan products	Other online standard loan products	Offline and non- standard loan Products	Total
	RMB	RMB	RMB	RMB
Opening balance as of January 1, 2018	827,703	741,275	2,149,374	3,718,352
Liability arising from new business	968,732	373	710	969,815
Net payouts for loans originated in 2015	—	—	(792,923)	(792,923)
Net payouts for loans originated in 2016	254	(4,412)	(750,399)	(754,557)
Net payouts for loans originated in 2017	(778,674)	(399,874)	(231,609)	(1,410,157)
Net payouts for loans originated in 2018	(519,849)	(146)	(333)	(520,328)
Release on expiration	(27,021)	(89,582)	(1,918)	(118,521)
Contingent liability accrued	103,964	6,386	349,101	459,451

Ending balance as of December 31, 2018	575,109	254,020	722,003	1,551,132

	Current loan products	Other online standard loan products	Offline and non- standard loan Products	Total
	RMB	RMB	RMB	RMB
Opening balance as of January 1, 2019	575,109	254,020	722,003	1,551,132
Liability arising from new business	—	—	—	—
Net payouts for loans originated in 2015	—	—	(15,999)	(15,999)
Net payouts for loans originated in 2016	391	(431)	(229,430)	(229,470)
Net payouts for loans originated in 2017	(181,253)	(7,140)	(86,452)	(274,845)
Net payouts for loans originated in 2018	(321,276)	(2)	(109)	(321,387)
Release on expiration	(1,648)	(6)	(1,177)	(2,831)
Transfer out due to disposal of Shanghai Caiyin	(71,323)	(246,441)	(388,836)	(706,600)

Ending balance as of December 31, 2019	—	—	—	—

5.	SHORT-TERM INVESTMENT

The Company entered into an investment agreement with Cornerstone Management, Inc. (“Cornerstone”), a third party private company, on July 15, 2019 to purchase its convertible notes for a cash consideration of US$10 million with annual interest rate of 8%. The term of the convertible note is one year. Cornerstone is primarily engaged in private equity fund management. The Company has the right to convert the debt to Cornerstone’s ordinary shares upon its successful initial public offering at the lower price of the listing price or closing price of the exercise date, wherein the principle and the interest incurred shall be counted into total investment funds. No embedded derivative was bifurcated and the investment is recorded as available-for-sale considering its in-substance debt nature.

6.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the followings:

	Year ended December 31,
	2018	2019
	RMB	RMB
Leasehold improvement	7,291	8,093
Motor vehicles	1,604	1,604
Electronic equipment	29,756	56,068
Office equipment & furniture	6,432	6,868
Software	1,182	1,342

Total costs	46,265	73,975
Less: accumulated depreciation and amortization	(17,254)	(34,891)

Property and equipment, net	29,011	39,084

For the years ended December 31, 2017, 2018 and 2019, depreciation expenses were RMB4,098, RMB11,300 and RMB 17,710 respectively.

7.	DISPOSAL OF SHANGHAI CAIYIN

In September, 2019, Niwodai Internet entered into an agreement (the “Agreement”) with Shenzhen Rongxinbao, and Shanghai Jiayin, which wholly owns the equity interest of Shanghai Caiyin. Pursuant to the Agreement, Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao and the Company revises the terms of its collaboration with Shanghai Caiyin. As a result, the Company deconsolidated Shanghai Caiyin (Note 2(b)). As Shanghai Caiyin was in net deficit position as of August 31, 2019 due to its collaboration with the Company, the Company also agreed to waive Shanghai Caiyin’s payables to the Company of RMB 1,974 million and pay a total transaction price of RMB 1,079 million, of which RMB 372 million is contingent upon Shanghai Caiyin’s liability status in the period preceding December 30, 2022 subject to the cap amount of RMB 372 million, RMB 225 million and RMB117 million on December 30, in each of the three years ending 2022, respectively. No gain or loss was recognized for the transaction. The remaining amount of the equity transfer consideration shall be settled through the service fee Shenzhen Rongxinbao collected on behalf of the Company. As of December 31, 2019, payable related to the disposal of Shanghai Caiyin was RMB 840 million, which consisted of fixed consideration payable of RMB 468 million and contingent consideration payable of RMB 372 million. Major line items of Shanghai Caiyin as of August 31, 2019 included cash and cash equivalents, restricted cash, contract assets, liabilities from the investor assurance program and tax payable.

8.	SHARE-BASED COMPENSATION

The following table presents the classification of the Company’s share-based compensation expenses:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Origination and servicing	1,620	2,516	10,345
General and administrative	24,326	29,734	80,599
Research and development	28,619	22,820	48,578
Sales and marketing	34,831	12,708	8,060

Total	89,396	67,778	147,582

In September 2016, Jiayin Finance approved an employee incentive plan (the “2016 Plan”) and utilized a limited liability partnership (“LLP”) as a vehicle to hold 13,500,000 shares that will be used under the 2016 Plan. The shares were contributed by the Founder, representing 27% of Jiayin Finance’s total outstanding shares at the time. A company controlled by the Founder is the general partner (“GP”) of the LLP.

The purpose of the LLP is to allow employees of the Company to receive share-based incentives. The LLP has no activities other than administrating the 2016 Plan and does not have any employees. On behalf of the Company and subject to approval of board of director of the Parent Company, the Founder, as the controller of LLP has the authority to select the eligible participants to whom awards will be granted; determine the number of shares covered; and establish the terms, conditions and provision of such awards.

The 2016 Plan allows the grantees to hold options to purchase LLP shares from the GP or the designated persons to indirectly hold the equity shares of Jiayin Finance.

In September 2016, Jiayin Finance granted options to acquire certain LLP shares, equivalent of 13,321,500 ordinary shares of Jiayin Finance with the exercise price of RMB 3.5 per share to employees of the Company pursuant to the 2016 Plan. Options have a 4.5-year life and vest at 15%, 25%, 30%, and 30% respectively at March 31, 2017, 2018, 2019 and 2020 respectively.

In October 2018, Jiayin Finance granted options to acquire certain LLP shares, equivalent of 2,851,600 ordinary shares of Jiayin Finance with the exercise price of RMB 3.5 per share to employees of the Company pursuant to the 2016 Plan. Options have a 4.5-year life and vest at 15%, 25%, 30%, and 30% respectively at March 31, 2019, 2020, 2021 and 2022 respectively.

For illustration purposes, all the share information disclosed in this section refers to the shares of Jiayin Finance the grantees are entitled through LLP shares. The additional grants in October 2018 include the 2,851,600 shares from options forfeited in relation to the options granted in September 2016, which were automatically released to the 2016 Plan.

The awards are in substance share-based expenses incurred by the controlling Founder on behalf of the Parent Company. The related expenses are reflected in the Parent Company’s consolidated financial statements as share-based compensation expenses with an offsetting to additional paid-in capital. Given the shares owned by the LLP for the purpose of the 2016 Plan are existing outstanding shares of Jiayin Finance, the option does not have dilution effect on income per share (see Note 11).

8.	SHARE-BASED COMPENSATION – continued

In February 2019, the Company adopted the 2019 Share Incentive Plan (“2019 Plan”), effectively upon the completion of the Parent Company’s initial public offering (“IPO”) to replace the 2016 Plan on a 4:1 ratio. The 2019 Plan contains performance vesting condition related to the operation results of the Company and the business department the grantee belongs to, as well as the grantee’s individual performance. The modification did not result in any incremental value. In connection with the adoption of 2019 Plan, the Company cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. Total unrecognized share-based compensation expense of RMB 39,390 associated with the cancelled options was immediately recognized in the consolidated statement of comprehensive income upon cancellation for the year ended December 31, 2019.

In November, 2019, the Company granted four batches options equivalent of 288,000 share options of Jiayin Group with the exercise price of RMB3.5 per share to employees pursuant to the 2019 Plan.

The Company uses a binominal pricing model, which assumes the value of an asset increases and decreases by fixed proportions at a predictable schedule, to estimate the fair value of the above options granted under the 2016 Plan and 2019 Plan. Binomial options pricing model was applied in determining the estimated fair value of the options granted. The model requires the input of subjective assumptions including the estimated expected stock price volatility and, the exercise multiple. For expected volatilities, as the length of time has been short since Company went to public, the Company has made reference to the historical price volatilities of several comparable companies in the same industry as the Company in 2019. For the exercise multiple, it is based on management’s estimation, which the Company believes is representative of the future exercise pattern of the options. The risk-free rate for periods within the contractual life of the option is based on the China or US Government Bond with maturity similar to the maturity of the options as of valuation. The estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent third party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The following assumptions were applied to estimate the fair value of the options granted in 2016, 2018 and 2019 at the date of grant:

	September 2016	October 2018	November 2019
Average risk-free rate of interest	2.54%	3.32%	1.57%-1.69%
Estimated volatility rate	50.46%	44.32%	42.86%-45.28%
Dividend yield	0.00%	0.00%	0.00%
Time to maturity	4.5 years	4.5 years	0-3 years
Fair value per underlying ordinary share	RMB 21.38	RMB 88.13	RMB 53.43

The weighted average grant date fair value of options granted during the year ended December 31, 2017, 2018, and 2019 was RMB 18.16 per share, RMB 84.88 per share and RMB 50.36 per share, respectively. For the years ended December 31, 2017, 2018 and 2019, the Company recognized share-based compensation expense of RMB 89,396, RMB 67,778 and RMB 147,582, respectively.

8.	SHARE-BASED COMPENSATION - continued

The summary of the aggregate option activity and information regarding options outstanding as of December 31, 2019 is as follows:

	Number of Options (in ‘000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding at December 31, 2018	11,437	3.5	3.55	357,993
Options granted in 2019	288
Options forfeited in 2019	(2,480)
Options cancelled in 2019	(3,546)

Options outstanding at December 31, 2019	5,699	3.5	2.51	189,093

Options exercisable at December 31, 2019	1,674	3.5	2.51	49,567

Options vested or expected to be vested at December 31, 2019	5,699	3.5	2.51	189,093

As of December 31, 2017, 2018 and 2019, there was RMB 74,962, RMB 222,928 and RMB 55,917 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted average period of 3.25 years, 3.55 years and 2.51 years respectively.

9.	INCOME TAXES

Income tax expense consists of the following:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current income tax expense:
PRC	80,548	111,552	168,924
Deferred income tax expense (benefit):
PRC	81,099	(17,637)	(131,917)

Total income tax expense	161,647	93,915	37,007

Cayman Islands

Jiayin Group Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Jiayin Group Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Parent Company subsidiary, Jiayin (HK) Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Parent Company are not subject to any Hong Kong withholding tax. No income tax provision has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2017, 2018 and 2019, respectively.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. Niwodai Internet renewed high-new technology enterprise (“HNTE”) certificate on November 23, 2017, thus Niwodai Internet was entitled to enjoy a preferential Enterprise Income Tax (“EIT”) rate of 15% from 2017 to 2019. The Company estimated that Niwodai Internet will not be qualified as a HNTE since year 2020 and planned not to renew the certificate, thus Niwodai Internet shall be subject to EIT rate of 25% starting from year 2020.

9.	INCOME TAXES – continued

Uncertainties exist with respect to how the current income tax law in the PRC applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside of the PRC within the Company should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Parent Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Parent Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Parent Company and its subsidiaries outside the PRC do not have any assessable profits as of December 31, 2018 and 2019, therefore, the Company is not subject to any uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. From inception to 2019, the Company is subject to examination of the PRC tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	Year Ended December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Payroll and welfare payable	16,880	12,131
Accrued expenses	20,462	16,199
Allowance for uncollectible receivables and contract assets	101,048	37,932
Liabilities from the investor assurance program	306,655	—
Net loss carryforward	576,810	13,595
Liabilities related to customer incentive	23,423	44,216

Gross deferred tax assets	1,045,278	124,073
Valuation allowances	(619,533)	(1,909)

Net deferred tax assets	425,745	122,164

Deferred tax liabilities
Uncollected revenues	(369,718)	(53,872)

Total deferred tax liabilities	(369,718)	(53,872)

Net deferred tax assets (after offsetting)	56,027	68,292

Deferred tax assets and liabilities have been offset where the Company has a legally enforceable right to do so, and intends to settle on a net basis.

9.	INCOME TAXES – continued

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. On the basis of this evaluation, valuation allowances of RMB 619,533, and RMB 1,909 have been established for deferred tax assets as of December 31, 2018 and 2019 respectively, based on a more likely than not threshold due to cumulated loss and uncertainty of sufficient profit generated in future years for certain subsidiary within the Company. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

At December 31, 2017, 2018 and 2019, tax loss carry-forward amounted to RMB 2,076,261, RMB 2,307,241 and RMB 54,380, and would expire in calendar year 2022 to 2024 if not utilized, respectively. The Company operates its business through its subsidiaries and VIEs. The Company does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Company.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Parent Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s PRC subsidiaries have been provided as of December 31, 2018 and 2019. The aggregate undistributed earnings of the Company’s PRC subsidiaries that are available for distribution was nil as of December 31, 2018 and 2019.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company does not accrue deferred tax liabilities on the earnings of the VIEs given that the Company’s VIEs had accumulated deficits as of December 31, 2018 and 2019.

9.	INCOME TAXES – continued

Reconciliations of the differences between PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible expense	2.57%	2.62%	6.66%
Research and Development expense super deduction	(0.31%)	(1.44%)	(2.97%)
Effect of tax holiday	(4.24%)	(12.87%)	(18.86%)
Different tax rate of entities operating in other jurisdiction	0.00%	0.00%	(0.07%)
Valuation allowance	0.00%	0.00%	0.32%
Change in tax rate	0.79%	0.00%	(3.13%)
True up	0.00%	0.00%	(0.40%)

Effective tax rate	23.81%	13.31%	6.55%

The effect of the tax holiday on the income per share is as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Tax saving amount due to HNTE status	29,739	90,819	106,516
Tax saving amount due to other jurisdiction	—	—	(411)
Income per share effect-basic and diluted	0.15	0.45	0.50

10.	ORDINARY SHARES

On December 2017, the Company authorized a total of 500,000,000 shares with a par value of US$0.0001 upon its establishment, of which 10,000 shares were issued and outstanding. Following the approval of the Company’s Board on December 19, 2018, the Company split each of its ordinary shares to 20,000 ordinary shares. The share split has been applied retrospectively for all periods presented.

On May 10, 2019, the Company completed its IPO on the NASDAQ Global Market. In this offering, 4,025,000 ADSs, representing 16,100,000 ordinary shares, were issued at a price of US$10.50 per ADS. The aggregate proceeds received by the Company from the IPO, net of issuance costs, were approximately RMB 234,354. Upon completion of IPO, the 216,100,000 outstanding ordinary shares with par value of US$ 0.000000005 per share were split into 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. The share split has been applied retrospectively for all periods presented. All classes of ordinary shares are entitled to the same dividend right. All of the Class B ordinary shares were held by the Founder of the Parent Company.

11.	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attribute to ordinary shareholders after the stock split:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net income attributable to ordinary shareholders – basic and diluted	539,545	611,758	527,747

Weighted average number of ordinary shares outstanding – diluted and diluted	200,000,000	200,000,000	210,409,863

Basic and diluted net income per share	2.70	3.06	2.51

As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

The Company does not have shares with anti-dilutive effect for the year ended December 31, 2017, 2018 and 2019.

12.	LEASES

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to two years. Lease costs are included in origination and servicing expenses, sales and marketing expenses, general and administrative expenses, and research and development expenses, depending on the use of the underlying asset. Operating lease expenses (including fixed lease cost and short-term lease cost) were RMB 22,886, RMB 24,255 and RMB 35,738 for the years ended December 31, 2017, 2018 and 2019, respectively. Total lease expense related to short-term leases was RMB 6,511 for the year ended December 31, 2019.

Supplemental consolidated balance sheet information related to leases was as follows:

As of December 31, 2019
Operating leases:	RMB
Operating leases right-of-use assets	37,215

Current portion of lease liabilities	2,735
Non-current portion of lease liabilities	32,480

Total operating lease liabilities	35,215

Weighted average remaining lease term (in years)	1.2
Weighted average discount rate	4.75%

Supplemental cash flow information related to leases for the year ended December 31, 2019 is as follows:

For the year ended December 31, 2019
RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	28,319
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	15,986

Maturities of lease payments by year and in the aggregate, under non-cancellable operating leases with terms in excess of one year as of December 31,2019 are as follows:

As of December 31, 2019
RMB
2020	33,430
2021	2,746
2022 and thereafter	—
Total lease payment	36,176
Less imputed interest	(961)
Total	35,215

As of December 31, 2018, the undiscounted future minimum lease payments under non-cancellable operating leases prior to the adoption of the lease ASUs were as follows:

As of December 31, 2019
RMB
2019	23,901
2020	22,955
2021	3,826
2022 and thereafter	—
Total	50,682

13.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2017, 2018 and December 31, 2019:

Name of related parties	Relationship with the Company
Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Jiayin (Shanghai) Finance Information Service Co., Ltd. (“Jiayin (Shanghai)”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Shanghai Jiayin Zhuoyue Wealth Management Co., Ltd. (“Jiayin Zhuoyue”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Jiayin Credit Investigation Service Co., Ltd. (“Jiayin Credit”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (“Geerong Yun”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Shanghai Shilupan Technology Co., Ltd. (“Shilupan”)	Entity influenced by Mr. Yan the Founder and Chairman of the Company
Kailiantong Payment Service Co., Ltd. (“Kailiantong”)	Entity influenced by Mr. Yan the Founder and Chairman of the Company
China SmartpayGroup Holdings Ltd. (“China Smartpay”)	Entity influenced by Mr. Yan the Founder and Chairman of the Company
GAYANG (Hongkong) Co., Ltd. (“GAYANG”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Shanghai Jiajie Assets Management Co., Ltd. (“Shanghai Jiajie”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Jiayin Financial Leasing (Shanghai) Co., Ltd. (“Jiayin Financial Leasing”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
SG Fintech Joint Stock Company (“SG Fintech”)	Subsidiary of Company’s equity investee

The Company entered into the following transactions with its related parties:

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Services provided by related parties:
Jiayin Zhuoyue (1)	106,256	77,984	81,206
Shanghai Jiayin (2)	—	13,806	8,280
Shilupan (3)	—	17,202	7,863
Jiayin (Shanghai) (1)	146,446	2,459	6,548
Kailiantong (4)	—	8,065	2,255
Jiayin Credit (5)	2,420	10,513	196
Geerong Yun (6)	—	3,136	—

Total	255,122	133,165	106,348

Services provided to related parties
Kailiantong (4)	—	—	1,761

Total	—	—	1,761

13.	RELATED PARTY TRANSACTIONS - continued

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Loans to related parties:
China Smartpay(7)	—	—	119,924
GAYANG (8)	—	—	1,716
Shanghai Jiayin (8)	—	—	909
Shanghai Jiajie (8)	—	7,700	800
SG Fintech (9)	—	—	598
Geerong Yun (10)	—	3,850	—

Total	—	11,550	123,947

Loans from related parties
Jiayin Financial Leasing(11)	—	—	150
Jiayin Credit (11)	13,876	70,765	80

Total	13,876	70,765	230

(1)	Jiayin Zhuoyue and Jiayin (Shanghai) referred investors and borrowers to the Company and charged referral service fees.
(2)	Shanghai Jiayin rent office to the Company and charged lease payment and other related service fee, which is calculated dependent on its usage of underlying office.
(3)	Shilupan provided credit analysis service for the Company and charged corresponding service fees.
(4)

Kailiantong provided cash payment service to the Company charged transaction processing fees. The Company provided referral service to Kailiantong and charged loan facilitation fees, which resulted in the 2019 balance of amount due from related parties.

(5)	Jiayin Credit provided credit service to the Company and charged credit service fees.
(6)	Geerong Yun was acquired by the Company in 2019. The service provided in 2018 was referral service. See Note 1.
(7)

The amount represents loans to related party in 2019. The Company entered into a loan contract with China Smartpay of RMB 119,924 (US$ 17, 225) with fixed annual interest rate of 8%. The loan balance includes principal of RMB 119, 924 and interest of RMB 4,938 was recorded for year 2019. The total amount of RMB124,862 had not been repaid by the year end of 2019.

(8)	The amount represents loans to related parties in 2019 for the daily operation, which are non-interest bearing, unsecured, and due on demand.
(9)

The amount represents loans to related parties in 2019, which results in the balance of amount due from related parties shown as below. The Company entered into a loan contract with SG Fintech of RMB 598 (US$ 86) with fixed interest rate 0.5%. The loan balance includes principal RMB 598 and interest receivable RMB 1.

(10)	The amount represents loans to related parties in 2018, which was subsequently collected in the same year.
(11)	The amounts represent loans from related parties in the years of 2017, 2018 and 2019 for the daily operation.

13.	RELATED PARTY TRANSACTIONS - continued

The following table present amounts due from and due to related parties as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
Amounts due from related parties
China Smartpay	—	124,862
GAYANG	—	1,716
Shanghai Jiayin	—	1,564
Kailiantong	—	1,050
Shanghai Jiajie	—	800
SG Fintech	—	599
Jiayin Credit	—	131

Total	—	130,722

Amounts due to related parties
Jiayin Zhuoyue	8,199	722
Jiayin Financial Leasing	—	150
Jiayin Credit	70,399	—
Kailiantong	3,835	—
Shilupan	2,076	—

Total	84,509	872

Amounts due from related parties primarily consist of loans to related parties.

Amounts due to related parties primarily consist of the amount of service fees payable to related parties. Balance as of December 31, 2018 for amount due to Jiayin Credit represents the loan received by the Company for daily operation.

14.	COMMITMENTS AND CONTINGENCIES

Capital and other commitments

The Company did not have significant capital and other commitments, long-term obligations as of December 31, 2019. As of December 31, 2019, the fair value of guarantees was not material.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on the consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2019, the Company is not a party to any material legal or administrative proceedings.

15.	RESTRICTED NET ASSETS

The Parent Company’s ability to pay dividends is primarily dependent on the Parent Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Parent Company’s subsidiaries.

Under PRC law, the Parent Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB 217,199, RMB 217,199 and RMB 738,494 as of December 31, 2017, 2018 and 2019.

16.	SUBSEQUENT EVENTS

Starting from January 2020, a novel strain of coronavirus (“COVID-19”) has spread worldwide. Since then, the resulting restrictions on travel and quarantines in China and other countries and regions have caused adverse impacts on the Company’s business, slowing down the transformation in relation with loan facilitation for institutional funding partners in February but recovered in March. The extent to which COVID-19 impacts the business and financial results of the Company depends on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and actions to contain COVID-19 or mitigate its impact, among others.

As of the reporting date, COVID-19 has not caused a material negative impact on the Company’s business, financial condition, liquidity, results of operations and prospects. The future financial impact on the Company, if any, of COVID-19 cannot be reasonably estimated at this time, and the Company will continue to closely monitor the impact of the COVID-19 outbreak.

On March 13, 2020, the Company and another independent investor entered into a share purchase agreement with China Smartpay, pursuant to which, among others, the Company agreed, subject to the approval obtained from the China Smartpay’s general meeting, to acquire ordinary shares of Keen Best Investments Limited (“Keen Best”), representing 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay. Mr. Yan, the founder, director and chief executive officer of the Company currently beneficially owns approximately 29.8% equity interest in China Smartpay. The Keen Best holds 100% of the equity interests in Union Evernew Investment Limited, a company incorporated in Hong Kong with limited liability, which in turn wholly owns Massnet Microcredit Company (Chongqing) Limited (“Massnet Microcredit”), a company established in the PRC with limited liability. Keen Best and its subsidiaries are principally engaged in internet microcredit business in the PRC through its nationwide microloan lending license. The purchase consideration is HK$105,000,000 and the Company plans to settle the consideration by offset its receivable from China Smartpay.

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	2018	2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	—	27,223	3,910
Short-term investment	—	69,618	10,000
Amounts due from subsidiaries and VIEs	—	44,695	6,420
Amounts due from a related party	—	124,862	17,935
Prepaid and other current assets	—	1,117	160

Total current assets	—	267,515	38,425
Investments in subsidiaries and VIEs	(1,652,006)	(1,003,436)	(144,135)

Total assets	(1,652,006)	(735,921)	(105,710)

Liabilities
Current Liabilities
Accrued expenses and other current liabilities	—	5,933	851

Total liabilities	—	5,933	851

Equity
Ordinary shares	—	—	—
Additional paid-in capital	395,472	777,408	111,668
Accumulated deficit	(2,047,478)	(1,519,731)	(218,296)
Other comprehensive income	—	469	67

Total deficit	(1,652,006)	(741,854)	(106,561)

Total liabilities and deficit	(1,652,006)	(735,921)	(105,710)

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY STATEMENTS OF

COMPREHENSIVE INCOME

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Operating cost and expenses:
General and administrative	—	—	(2,886)	(415)

Total operating cost and expenses	—	—	(2,886)	(415)

Loss from operations	—	—	(2,886)	(415)
Interest income	—	—	4,910	705
Other income, net	—	—	1	—

Income before taxes and income from equity in subsidiaries and VIEs	—	—	2,025	290
Income tax expense	—	—	—	—
Equity in earnings of subsidiaries and VIEs	539,545	611,758	525,722	75,515

Net income	539,545	611,758	527,747	75,805
Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	—	—	469	67
Other comprehensive income	—	—	469	67

Comprehensive income	539,545	611,758	528,216	75,872

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONSOLIDATED STATEMENTS OF COMPANY CASH FLOW STATEMENTS

(AMOUNT IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	539,545	611,758	527,747	75,805
Adjustments to reconcile net income to net cash used in operating activities:
Share of results of subsidiaries and VIEs	(539,545)	(611,758)	(525,722)	(75,515)
Depreciation and amortization	—	—	2,020	290
Changes in operating assets and liabilities:
Amounts due from a related party	—	—	(4,938)	(709)
Amounts due from subsidiaries and VIEs			(44,695)	(6,420)
Prepaid and other current assets	—	—	(3,137)	(451)
Accrued expenses and other current liabilities	—	—	5,933	851

Net cash used in operating activities	—	—	(42,792)	(6,149)

Cash flows from investing activities
Loan to a related party	—	—	(119,924)	(17,225)
Purchase of short-term investment	—	—	(71,477)	(10,267)

Net cash used in investing activities	—	—	(191,401)	(27,492)

Cash flows from financing activities
Net proceeds from issuance of ordinary shares			255,928	36,762

Net cash provided by financing activities	—	—	255,928	36,762

Effect of foreign exchange rate changes on cash and cash equivalents	—	—	5,488	789

Net decrease in cash and cash equivalents	—	—	27,223	3,910
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of the year	—	—	27,223	3,910

Supplemental disclosure of significant non-cash investing and financing activities:	—	—	—	—
Decease in investment in subsidiaries and VIEs for cash dividend paid by a subsidiary on behalf of the parent to the Company’s shareholders	—	(400,000)	—	—

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

NOTES TO SCHEDULE I

1. Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2. As disclosed in Note 1 to the consolidated financial statements, the Parent Company was incorporated on December 21, 2017 in the Cayman Islands to be the holding company of the Company. The Parent Company undertook a series of transactions to redomicile its business from PRC to the Cayman Islands. The Parent Company has presented Schedule I as if Cayman Islands parent company has been incorporated on January 1, 2017.

3. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. The Parent Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and share of their earnings as “Equity in earnings of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income.

4. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Parent Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.

5. As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Parent Company.

6. Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019 No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.