Form 20-F
period 2020-12-31
Jiayin Group Inc.
filed 2021-04-30
CIK 1743102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

18th Floor, Building No. 1, Youyou Century Plaza,

428 South Yanggao Road, Pudong

New Area, Shanghai 200122

People’s Republic of China

(Address of principal executive offices)

Bei Bai, Co-Chief Financial Officer

Jin Chen, Co-Chief Financial Officer

Tel: 86 21-6190-6826

E-mail: baibei@jiayinfintech.cn

chenjin1@jiayinfintech.cn

18th Floor, Building No. 1, Youyou Century Plaza,

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

There were 216,100,000 ordinary shares outstanding, consisting of 108,100,000 Class A ordinary shares and 108,000,000 outstanding Class B ordinary shares, par value US$0.000000005 per share, as of December 31, 2020.

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

•	“approval rate” refers to the percentage of loan applications approved in a certain period out of all loan applications during such period;
•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“consolidated VIE” refers to Shanghai Jiayin Finance Technology Co., Ltd. (“Jiayin Finance”);
•

“investment volume” for a certain period refers to the sum of the principal amount of all investment transactions executed by investors, including institutional funding partners and individual investors, through our platform during such period. The calculation of the investment volume of an investment made by an investor through the automated investment program does not take into account automated reinvestments enabled by the automated investment program;

•	“investors” include our institutional funding partners and prior to the completion of our funding source transition to only institutional funding partners in April 2020, individual investors;
•	“loan origination volume” refers to the total amount of loans facilitated through our platform during a certain period;
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

•	number of “borrowings” for a certain period refers to the total borrowing applications which were funded during such period;
•	number of “borrowers” for a certain period refers to the total number of borrowers whose loans facilitated through our platform were funded during such period;
•

number of “investment transactions” for a certain period refers to the total number of investment transactions executed by investors, including institutional funding partners and individual investors, through our platform during such period. An investment through our automated investment programs is counted as a single investment transaction though the amount may be facilitated to match multiple loans, and the calculation does not take into account automated reinvestments enable by the automated investment program;

•	number of “investors” in a certain period refers to the total number of investors who executed investment transactions through our platform during such period;
•	“net payouts” refers to total amount of cash paid to investors upon borrower’s default, and net of the amount that is subsequently collected from borrower during a specific period of time;
•

“outstanding principal” refers to the aggregate principal amount of loans facilitated through our platform and historically loans covered by the investor assurance program that was acquired from Shanghai Niwodai Financial Information Services Co., Ltd., (“Niwodai Finance”) that were not repaid by borrowers or repaid by the investor assurance programs;

•	“registered users” refer to individuals who have registered on our platform;
•	“repeat borrowers” during a certain period refers to borrowers who borrowed in such period and have borrowed at least twice since such borrowers’ registration with us until the end of such period;
•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.000000005 per share;
•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•	“vintage” refers to borrowings facilitated through our platform during a certain period;

•	“we,” “us,” “our company,” “our group” and “our” refer to Jiayin Group Inc., a Cayman Islands company and its subsidiaries, consolidated VIE, and its subsidiaries; and
•	“VIE and VIE’s subsidiaries” refers to Jiayin Finance and its subsidiaries.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the online consumer finance market in China;
•	our expectations regarding demand for and market acceptance of our products and services;
•	our expectations regarding our relationships with borrowers and institutional funding partners;
•	competition in our industry;
•	general economic and business condition in China and elsewhere;
•	relevant government policies and regulations relating to our industry; and
•	the impact of COVID-19.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. In addition, the rapidly changing nature of the online consumer finance industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

The following selected consolidated statements of comprehensive income data and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020, and selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The following selected consolidated statement of operations and comprehensive income data for the year ended December 31, 2017 and selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018, 2019 and 2020.

	Year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Net revenue	2,250,850	2,881,940	2,230,176	1,300,160	199,258
Operating cost and expenses:
Origination and servicing	(229,353)	(401,679)	(425,565)	(239,199)	(36,659)
Sales and marketing	(884,866)	(726,582)	(606,049)	(375,063)	(57,481)
General and administrative	(95,597)	(150,465)	(230,248)	(154,963)	(23,749)
Research and development	(180,967)	(184,302)	(201,404)	(151,550)	(23,226)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(130,943)	(265,978)	(232,241)	(77,278)	(11,843)
Provision for assets and liabilities from the investor assurance program	(42,463)	(467,728)	—	—	—
Total operating cost and expenses	(1,564,189)	(2,196,734)	(1,695,507)	(998,053)	(152,958)
Income from operations	686,661	685,206	534,669	302,107	46,300
Gain from de-recognition of other payable associated with disposal of Caiyin	—	—	—	117,021	17,934
Impairment of short-term investment	—	—	—	(67,169)	(10,294)
Interest income	1,922	169	5,720	7,716	1,183
Other income, net	12,609	20,298	23,425	6,711	1,029
Income before income taxes and income from investment in affiliates	701,192	705,673	563,814	366,386	56,152
Income tax expense	(161,647)	(93,915)	(37,007)	(108,811)	(16,676)
Income(loss) from investment in affiliates	—	—	378	(7,509)	(1,151)
Net income	539,545	611,758	527,185	250,066	38,325
Net loss attributable to noncontrolling interest shareholders	—	—	(562)	(2,817)	(432)
Net income attributable to Jiayin Group Inc.	539,545	611,758	527,747	252,883	38,757
Net income per share:
- Basic	2.70	3.06	2.51	1.17	0.18
- Diluted	2.70	3.06	2.51	1.17	0.18
Weighted average shares used in calculating net income per share:
- Basic	200,000,000	200,000,000	210,409,863	216,100,000	216,100,000
- Diluted	200,000,000	200,000,000	210,409,863	216,100,000	216,100,000
Net income	539,545	611,758	527,185	250,066	38,325
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	—	—	471	(13,366)	(2,048)
Comprehensive income	539,545	611,758	527,656	236,700	36,277
Comprehensive loss attributable to noncontrolling interests	—	—	(560)	(2,897)	(444)
Total Comprehensive income attributable to Jiayin Group Inc.	539,545	611,758	528,216	239,597	36,721

The following table presents our selected consolidated balance sheet data as of December 31, 2017, 2018, 2019 and 2020.

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	606,097	41,441	122,149	117,320	17,980
Accounts receivable and contract assets, net	799,291	539,929	139,164	158,064	24,224
Assets from the investor assurance program, net	270,276	5,525	—	—	—
Amounts due from related parties	517,685	—	130,722	542	83
Short-term investment	—	—	69,618	—	—
Total assets	2,530,532	801,879	701,072	525,372	80,517
Payroll and welfare payables	105,386	110,562	48,524	58,288	8,933
Liabilities from the investor assurance program	3,017,124	1,547,072	—	—	—
Refund liabilities	156,111	84,498	180,104	—	—
Other guarantee liabilities	701,228	4,060	—	—	—
Tax payables	203,990	422,177	179,421	279,383	42,817
Accrued expenses and other current liabilities	143,286	201,007	158,705	70,954	10,875
Other payable related to the disposal of Shanghai Caiyin	—	—	839,830	566,532	86,825
Total liabilities	4,462,074	2,453,885	1,442,671	989,137	151,592
Total net liabilities	1,931,542	1,652,006	741,599	463,765	71,075

The following table presents our selected consolidated cash flow data for the years ended December 31, 2017, 2018, 2019 and 2020.

	Year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	104,752	(228,368)	26,291	(35,505)	(5,439)
Net cash provided by (used in) investing activities	61,215	(16,423)	(234,178)	33,226	5,092
Net cash provided by (used in) financing activities	13,876	(433,600)	244,674	10,595	1,624
Cash, cash equivalents and restricted cash at beginning of year	581,489	761,332	82,941	122,149	18,720
Cash, cash equivalents and restricted cash at end of year	761,332	82,941	122,149	119,320	18,287

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

We operate in China’s online consumer finance marketplace, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

China’s online consumer finance industry is relatively new and may not develop as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, there may not be adequate loans facilitated on our platform, and our current business model may be negatively affected. As a new industry, there are very few established players whose business models we can follow or build upon. Potential borrowers and investors may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining borrowers and institutional funding partners is critical to increase the volume of loans facilitated through our platform. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our ability to, among other things:

•	navigate an evolving regulatory environment;
•	expand the base of borrowers and institutional funding partners served on our platform;
•	maintain our credit standards;
•	enhance our risk management capabilities;
•	improve our operational efficiency;
•	continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;
•	broaden our loan product offerings;
•	operate without being adversely affected by the negative publicity about the industry in general and our company in particular;
•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;
•	cultivate a vibrant consumer finance ecosystem;
•	attract, retain and motivate talented employees; and
•	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

If the market for our platform does not develop as we expect, if we fail to educate potential users and funding sources about the value of our platform and services, or if we fail to address the needs of our target customers, our reputation, business and results of operations will be materially and adversely affected.

The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial conditions and results of operations would be materially and adversely affected.

Due to the relatively short history of the online consumer finance industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the Civil Code of the PRC and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.”

In July 2015, the People’s Bank of China, or the PBOC, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online finance industry titled the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles governing the online finance industry, including the provision of online lending information services in China. Following the core principles of the Guidelines, a series of additional restrictions and affirmative obligations were imposed on online lending information intermediaries by the Implementation Strategies Targeted towards Risks related to Online Finance circulated by the General Office of the State Council in April 2016, the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries , or the Interim Measure, issued by the CBRC and other PRC regulatory agencies in August 2016, the Circular on Regulating and Rectifying of “Cash Loan” Services , or the Circular 141, issued by the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks in December 2017, the Notice on the Improvement and Acceptance of P2P Online Lending Risks (“Circular 57”) and the Notice on Conducting Compliance Inspection on P2P Lending Platforms issued by the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks in December 2017 and in August 2018, respectively. In addition, in February 2017 and August 2017, the CBRC issued the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, and the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, respectively. The Custodian Guidelines further clarified the requirement of setting up custody accounts with commercial banks for the funds of individual investors and borrowers held by online consumer finance platforms, while the Disclosure Guidelines further specified the disclosure requirements for online lending information service providers. It has been reported that in January 2019, the Online Lending Rectification Office enacted the Circular on Further Implementation of Online Lending Intermediaries Compliance Inspection and Follow-up Work, or Circular 1, which has not been officially published. According to Circular 1, for each administrative region, the number of online lending intermediaries, the number of investors and the business volume therein shall be reduced, and for an online lending intermediary, the number of investors, business volume and number of borrowers thereon shall also be reduced.

The laws, regulations, rules and governmental policies are expected to continue to evolve in our industry. The growth in popularity of online consumer finance in China increases the likelihood for the government authorities to further regulate our industry. We are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the online consumer finance industry, or the status and scrutiny of implementation thereof will have on our business, financial condition and results of operations. To the extent that we are not able to fully comply with any applicable laws or regulations, our business, financial condition and results of operations may be materially and adversely affected.

If our practice is deemed to violate any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

The PRC regulatory regime with respect to the online consumer finance industry is relatively new and evolving, and their interpretation and enforcement are subject to significant uncertainties, which result in difficulties in determining whether our existing practices may be interpreted to violate any applicable laws and regulations.

To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented various policies and procedures to conduct our business and operations. However, due to the lack of detailed implementation rules on certain key requirements of the regulations and different interpretation of the regulations by the local authorities, we cannot be certain that our existing practices would not be deemed to be in violation of any existing or future laws, rules and regulations that are applicable to our business.

Circular 141 requires banking financial institutions that participate in the “cash loan” business to ensure that no third parties will charge borrowers any interest or fees from borrowers and they themselves will not accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee. Since the third quarter of 2019, we have proactively made an adjustment to our cooperation model with institutional funding partners through Geerong Yunke Information Technology Co., Ltd. (“Geerong Yunke”) and Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (“Geerong Yun”, formerly known as “Jirongyun (Shanghai) Enterprise Development Co., Ltd.”). To comply with Circular 141, we cooperate with certain institutional partners such as banks and microcredit companies by having them charge fees directly from borrowers and pay service fees for credit assessment, borrower matching and information support to us. Additionally, we do not offer credit enhancement services directly to institutional partners for loans facilitated. Instead, the credit enhancement services are offered by licensed third-party credit enhancement service providers. However, due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, we cannot assure you that our business model will be in full compliance with existing and future laws and regulations.

Moreover, Circular 141 prohibits banking financial institutions from outsourcing core businesses, such as credit examination and risk control. Currently, loans facilitated by Geerong Yunke and Geerong Yun are directly funded to the borrowers. We refer to such institutional funding partners qualified credit applications from borrowers, and only provide initial screening, preliminary credit examination and technical services. They will then review the applications and conduct risk controls themselves. However, we cannot rule out the possibility that government authorities could consider our services to be in violation of Circular 141. If any of our services are deemed to be in violation of Circular 141, we could face penalties, including but not limited to suspensions of operation, orders to rectify and condemnation. If this is the case, our business, financial condition and results of operations could be materially and adversely affected.

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

The growth of our business is limited by PRC laws and regulations, and we have changed our business into loan facilitation platform.

The rapid growth of China’s online consumer finance industry has attracted a large number of market players. However, business failures of, or accusations of fraud and unfair dealing against, certain companies in the online consumer finance industry in China have surfaced in recent years, creating a negative public perception of online consumer finance market players. In an effort to manage risks and maintain market integrity, PRC regulatory authorities have issued various guidelines and policies that impose stricter requirements on online consumer finance platforms. Further, certain of these policies impose limits on the growth of the online consumer finance industry and market. In accordance with Circular 57, online lending marketplaces shall optimize their business portfolios continuously and manage the scale of their business. Marketplaces that have received rectification notices shall ensure steady decrease of the balance of non-compliant business on these marketplaces and shall not engage in any new non-compliant operations.

It has also been reported that according to Circular 1, for each administrative region, the number of online lending intermediaries, the number of investors and the business volume therein shall be reduced; with respect to each online lending intermediary, the number of investors, business volume and number of borrowers thereon shall also be reduced. We may, however, be encouraged by government authorities to convert into other types of online financing institutions such as online small loan companies or loan facilitation platforms. If we were to change the type of business we operate, our business, financial condition and results of operation might be materially and adversely affected. As of the date of this annual report, we have not received any notice from government agencies that sets any limit on our loan balance or number of investors. Based on our interpretation of these regulations, in order to stay compliant with these circulars, we closely monitor our outstanding principal and number of investors and lenders, and voluntarily manage these operating metrics so that they do not experience any significant increase since June 30, 2017.

Considering the regulatory environment on online lending information intermediaries, we ceased to offer new loans for online investors’ subscription since April 2020 and transitioned to a full institutional funding partner model. In November 2020, the outstanding loan balance of our legacy P2P lending business was reduced to zero.

As we transitioned to a full institutional funding partner model, we have worked with a diversified group of funding partners, which includes commercial banks, trusts and microcredit companies. We believe our capital-light strategy of pursuing diversified funding sources will support our continuous growth, allow us to offer or facilitate a wide variety of loans under changing market conditions and provide more affordable credit products. We will further optimize and diversify our funding sources by cooperating with additional entities, while also seeking to strengthen our mutually beneficial relationships with existing funding partners by leveraging our technology and data services to ensure the scalability, stability and sustainability of our funding. The growth and success of our future operations depend on the availability of adequate lending capital, at a commercially reasonable cost, to meet borrower demand for loans facilitated on our platform.

If the funding partners’ risk appetite changes due to changes in economic conditions, regulatory regime, any unexpected shortage of funds, availability of licensed third party credit enhancement service providers or other reasons, funding partners may choose to offer different investment terms, which are not acceptable to us, or choose to not invest in loans facilitated on our platforms. To the extent that it is necessary to obtain additional lending capital from funding partners, such lending capital may not be available to our platforms on acceptable terms or at all. If adequate funds are not available to meet borrowers’ demand for loans when they arise, our platforms may not be able to fulfill all loan requests and the volume of loans facilitated on our platforms may be significantly impacted. If our platforms are unable to provide potential borrowers with loans or fund the loans on a timely basis due to insufficient lending capital on our platforms, we may experience a loss of market share or slower than expected growth, in which case our business, financial condition and results of operations could be materially and adversely affected.

Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.

We have expanded our institutional funding partner base and the volume of loans funded by our institutional funding partners in 2020 and since April 2020, we collaborate exclusively with institutional funding partners to fund our loans. Our collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. For example, Circular 141 provides a series of guidance on the cash loan business of financial institutions. In July 2020, the CBIRC issued the Interim Measures for the Administration of Online Loans by Commercial Banks to

provide detailed rules on online loans provided by commercial banks. Further, on February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. To comply with such guidance, our institutional funding partners, such as banks and trusts, may need to change their cooperation model with their business partners, including us, which may adversely affect our business. In addition, we cannot assure you that the business operations of our institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our business, financial condition and prospects would be materially and adversely affected.

In addition, CBIRC Circular 37 explicitly provides that institutions providing customer promotion, credit assessment and other services for various lending institutions shall not provide financing guarantee services without approval. During our cooperation with certain institutional funding partners since the third quarter of 2019, the credit enhancement services have been provided by the Licensed Credit Enhancement Providers, and the Licensed Credit Enhancement Providers also demand counter-guarantees by another company in some contracts. Meanwhile, we also provide commitment letter of balance complements to the institutional funding partners or the Licensed Credit Enhancement Providers as required by them. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If the behavior of Jiayin Finance was deemed to be financing guarantee services without approval according to CBIRC Circular 37, we might be subject to licensing requirements and might be subject to penalties such as suspension of relevant business.

2020 is a year of comprehensive transformation for the marketplace lending industry and the laws and regulations in relation to the marketplace lending industry are still evolving. We are unable to predict with certainty the impact, if any, of future laws or regulations governing the marketplace lending industry will have on our business, financial condition and results of operations.

If we are unable to maintain and increase the number of our borrowers or the volume of loans facilitated through our platform, our business and results of operations will be adversely affected.

The total loan origination volume facilitated through our platform was RMB23.7 billion in 2018, RMB19.1 billion in 2019, and RMB 11.6 billion (US$1.8 billion) in 2020, respectively. To maintain the high growth momentum of our platform, we must continuously increase the volume of loans by retaining current participants and attracting more users whose financing needs can be met on our platform. If there are insufficient institutional funding sources, borrowers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient institutional funding, or if borrowers do not continue to participate in our platform at the current rates due to any changes or other business or regulatory reasons, we may be required to modify the way we conduct our business to ensure compliance with existing or new PRC laws and regulations, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

If we are unable to secure funding from institutional funding partners on terms acceptable to us, or at all, our reputation, results of operations and financial condition may be materially and adversely affected.

We collaborate with institutional funding partners to fund certain loans we facilitate. Our current institutional funding partners include banks, trusts and microcredit companies.

The availability of funding from institutional funding partners depends on many factors, some of which are out of our control. Some of our institutional funding partners have limited operating history, and there can be no assurance that we will be able to rely on their funding in the future. Our ability to cooperate with new institutional funding partners may be subject to regulatory or other limitations. In addition, regardless of our risk management efforts, loans facilitated by us may nevertheless be considered riskier and have a higher delinquency rate than loans provided by traditional financial institutions. In the event there is a sudden or unexpected shortage of funds from our institutional funding partners, or if our institutional funding partners have determined not to continue to collaborate with us, we may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all. While we have managed to diversify our funding sources, there can be no assurance that our funding sources will remain or become increasingly diversified in the future. If we become dependent on a small number of institutional funding partners and any such institutional funding partner determines not to collaborate with us or limits the funding that is available, our business, financial condition, results of operations and cash flow may be materially and adversely affected.

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

If our existing and new loan products and programs do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to emphasize, upgrading and marketing our existing loan products and programs and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new loan products and programs that incorporate additional features, improve functionality or otherwise make our platform more desirable to borrowers. New loan products and programs must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new loan products and programs could fail to attain sufficient market acceptance for many reasons, including:

•	borrowers may not find terms of our loan products, such as costs and credit limit, competitive or appealing;
•	our failure to predict market demand accurately and provide loan products that meet this demand in a timely fashion;
•	borrowers and institutional funding partners using our platform may not like, find useful or agree with, any changes;
•	defects, errors or failures in our platform;
•	negative publicity about our loan products or our platform’s performance or effectiveness;
•	views taken by regulatory authorities that the new products or platform changes do not comply with PRC laws, regulations or rules applicable to us; and
•	the introduction or anticipated introduction of competing products by our competitors.

In addition, our platform features a high proportion of repeat borrowers. Out of the total loan volume facilitated through our platform in 2018, 2019 and 2020, 38.6%, 50.4% and 72.8%, respectively, was attributable to repeat borrowers who had successfully borrowed on our platform before. The loan size of repeat borrowing of repeat borrowers tends to be larger than that of first time borrowing. Repeat borrowing also generally contributes to a higher overall credit quality of borrowers on our platform as we only permit borrowers with positive repayment histories to become repeat borrowers. If our repeat borrowing rate decreases in the future, or if the repeat borrowing rate is not as high as our expectations, our overall profitability may be adversely affected. If we are unable to increase the number of repeat borrowers on our platform, the credit quality, amount of transaction and service fees and overall profitability of our platform may be adversely affected. If our existing and new loan products do not achieve adequate acceptance in the market, especially among our existing borrowers, our competitive position, results of operations and financial condition could be harmed.

If we are unable to provide a high-quality user experience, our business and reputation may be materially and adversely affected.

The success of our business largely depends on our ability to provide high-quality user experience, which in turn depends on a variety of factors. These factors include our ability to continue to offer loan products at competitive amount of financing interest and service fees and adequate credit limits, reliable and user-friendly website interface and mobile apps for users to browse, apply for credit, and further improve our online transaction process. If users are not satisfied with our loan products or our services, or our system is severely interrupted or otherwise fail to meet the borrowers’ requests, our reputation and borrower loyalty could be adversely affected.

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

Any negative publicity with respect to us, the online consumer finance industry in general and our third-party partners may materially and adversely affect our business and results of operations.

Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•	maintain the quality and reliability of our platform;
•	provide borrowers and funding partners with a superior experience in our platform;
•	enhance and improve our credit assessment and pricing models;
•	effectively manage and resolve borrower and investor complaints; and
•	effectively protect personal information and privacy of borrowers and funding partners.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As the China online consumer finance industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules to develop a more transparent regulatory environment for the online consumer finance industry. Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new funding partners and borrowers. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms like us. For instance, there were a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the online consumer finance industry in China. Although the market exits of these companies may result in more healthy and stable development of the overall online consumer finance industry, to the extent borrowers or funding partners associate our company with these companies, they may be less willing to initiate transactions on our platform. Our business, financial condition and results of operations were adversely affected by such unfavorable market developments. See “Item 5. Operating and Financial Review and Prospects.” There is still substantial uncertainty with respect to PRC regulatory policies in this field and the condition of the online consumer finance market, and we cannot assure you that similar negative news reports will not appear again in the future.

In addition, negative publicity about our partners, service providers or other counterparties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our funding partners and borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Changes in PRC regulations relating to interest rates for marketplace and microcredit lending could have a material adverse effect on our business.

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

On July 22, 2020, the Supreme People’s Court and the National Development and Reform Commission jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. This document states that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

On September 1, 2015, the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases came into effect and was then amended on August 20, 2020 and January 1, 2021. Under these amendments, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and our business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the limit from the borrower. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. The one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on March 22, 2021 was 3.85%, and we cannot assure you that the one-year loan market quoted interest rate or the upper limit on interest and fee rates will not decrease in the future. As to the cases accepted by PRC courts of first instance on or after August 20, 2020 and in which the loan contracts were established before August 20, 2020, if the lender requests that the court apply the previous limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit.

On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the relevant financial business of microcredit companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities. However, there remain uncertainties in the interpretation and implementation of the two amendments, including their applicability in practice, the basis of the formula used to calculate the interest limit, and the scope of inclusion of related fees, as well as inconsistencies between the standard and the level of enforcement by different PRC courts. If we are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, we could be subject to orders of suspension, cessation or rectification, cancellation of qualifications, or other penalties, and our business, financial condition, results of operations and our cooperation with business partners could be materially and adversely affected as a result.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online consumer finance Services—Regulations on Online Peer-to-Peer Lending Intermediary Information Services” for more details.

We are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.

Our business is subject to credit cycle, which is in turn associated with the volatility of general economy. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or even losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impact on our reputation, business, results of operations and financial positions.

Broader macro, political and socio-economic factors and regulatory environment in China affecting market conditions can materially and adversely affect our business and operating results.

General economic, macro, political and socio-economic factors beyond our control and regulatory environment in China may deter borrowers’ interest in seeking loans through our platform, and similarly, funding partners’ willingness to lend. Such factors include the general interest rate, unemployment rates, residential home values and availability of other investment opportunities. If any of these risk factors should materialize, the volume of loans facilitated on our platform will necessarily decline, and our revenues and operating results may be adversely affected. For instance, from the second quarter of 2019, the loan origination volume on our platform decreased due to Circular 1, which requires an online lending intermediary to reduce the number of individual investors, business volume and number of borrowers. In view of the changing regulatory environment, we have stopped funding our loans with individual investors in April 2020, which negatively affected our business and financial performance in 2020.

We cannot guarantee that economic conditions will remain favorable for our business or industry and that demand and supply for consumer loans such as those we primarily facilitate over our platform will continue to be met at current levels. If demand or supply reduces, or if the default rate increases, our growth and revenue will be negatively impacted.

Credit and other information that we receive from prospective borrowers and third parties about a borrower may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. The third parties whom we collaborate with include industry anti-fraud service providers, Internet or wireless service providers, online shopping websites and payment service providers. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. Additionally, once we have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained inaccurate. We currently cannot determine whether borrowers have outstanding loans through other online consumer finance platforms at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other online consumer finance platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make payments on his or her loan and the funding partner’s ability to receive returns associated with such loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of his or her indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to funding partners on our platform. The additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower, impairing the borrower’s ability to repay the loan and the funding partner’s ability to receive investment returns associated with such loan. In addition, if a borrower incurs debt on other online lending platforms in order to repay our loans, the borrower’s ability to repay such loans is limited by the availability of funding sources subject to factors beyond the borrower’s control, which may adversely affect our results of operations. For instance, in the first half of 2020, the outbreak of COVID-19 pandemic increased market uncertainties and resulted in an unexpected short-term volatility of borrower credit performance across our industry, and in particular, we observed a slightly increase in our delinquency rate in the first quarter of 2020. Such inaccurate or incomplete borrower information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our risk management, which could in turn harm our reputation, and as a result our business and results of operations could be materially and adversely affected.

We rely on our proprietary credit assessment model in assessing the creditworthiness of our borrowers and the risks associated with loans. If our credit assessment model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to attract funding partners and borrowers to, and build trust in, our platform is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and likelihood of default. To conduct this evaluation, we utilize our proprietary and open credit assessment model, which is built based on massive data collected through various channels and strengthened by our sophisticated artificial intelligence and advanced machine learning techniques. Our credit assessment model conducts in-depth anti-fraud and delinquency history analysis of the borrowers, assigns the borrowers a credit score based on their risk profile, which directly affect the interests rate and credit limit available to the borrower. However, our credit assessment model may not effectively assess the credit risk of the borrower or predict future delinquency rate and loan losses. If we are unable to effectively classify borrowers into the relative risk categories, we may be unable to effectively manage the default risks of loans facilitated through our platform, which may adversely affect our ability to accurately account for risk related to such loans, and furthermore, our ability to offer attractive interest rates for borrowers and returns for funding partners. Because investment in loans on our platform involves inherent risks, we are unable to completely eliminate borrowers’ default despite various preventive and funding partner protection measures we have taken or will take.

In addition, if a borrower’s financial condition worsens after his or her loan application is approved, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain a reasonably low default rate for loans facilitated through our platform. Our credit assessment model may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower’s creditworthiness deteriorates. In addition, certain line items on our financial statements, including allowance for uncollectible receivables, contract assets, loans receivable and others and provision for assets and liabilities from the investor assurance program that we historically managed, are and were recorded based on the default rate that we estimate. Since our estimate of the risks might be inaccurate, our consolidated financial statements may be materially misstated.

While we continuously refine the algorithms, data processing and machine learning used by our credit assessment model to reduce the likelihood of mispricing loans or misclassifying borrower, our loan pricing and approval process could be negatively affected if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale. If any of the foregoing were to occur in the future, borrowers may seek to revise the terms of their loans or reduce the use of our platform for financing, and our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities. Our reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete.

Our business of connecting funding partners and borrowers constitutes an intermediary service, and our contracts with funding partners and/or borrowers are intermediation contracts under the Civil Code. Under the Civil Code, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract which results in harm to the client’s interests may not claim any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to funding partners and are found to be at fault for our failure or deemed failure to exercise proper care to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the Civil Code. Furthermore, if we fail to complete our obligations under the agreements with institutional funding partners and borrowers, we could also be held liable for damages caused to borrowers or institutional funding partners pursuant to the Civil Code. In addition, the Interim Measures have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. We leverage a large database of fraudulent account information and sophisticated rule-based detection technology to detect fraudulent behaviors. We update our database on a monthly basis based on new data collected and fraudulent behavior detected during the ordinary course of our business operations. As the Interim Measures are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for funding partners as long as we take reasonable measures to detect fraudulent behavior, we cannot assure you that we would not be subject to liability under the Interim Measures if we fail to detect any fraudulent behavior. Any such liability could materially and adversely affect our results of operations and financial condition.

We do not impose restrictions on the use of our loans or prohibit our borrowers from incurring other debt or impose financial covenants on borrowers during the term of the loan, which will increase the risk of non-payment on our loans.

We are faced with the risk that borrowers borrow money from our platform to pay off loans on other online consumer finance platforms. Subject to credit assessment result, borrowers may take out new loans on our platform to pay off their other existing loans facilitated by others. We also do not prohibit our borrowers from incurring additional indebtedness, which may impair the borrower’s ability to observe his or her payment obligations on the loan product we facilitated and therefore adversely affect the relevant funding partner’s returns. Although we take certain measures to monitor our borrowers’ credit records and indebtedness, we may not be able to effectively prevent the occurrence of such behavior given the practical difficulty in tracking and controlling the usage of borrowed funds and the financial activities of our borrowers.

If a borrower becomes insolvent or otherwise run into financial distress, any unsecured loan (including those obtained through our platform) will rank pari passu to each other and the borrower may cherry-pick among his or her creditors and our funding partner may suffer losses. For secured loans, the ability of other secured lenders to exercise remedies against the assets of the borrower may impair the borrower’s ability to repay the loan to our funding partner. Funding partners may lose their confidence in us and our reputation and business may be adversely affected.

Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our platform and associated with borrowers, funding partners and third parties handling borrower and funding partner information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by the funding partners, reduce the volume of loans facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs and expenses. High profile fraudulent activity could even lead to regulatory intervention and litigation, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

Our risk management system comprising our policy framework, credit assessment and fraud detection technology and modules may not be adequate, which may adversely affect the reliability of our platform, and in turn damage our reputation, business and results of operations.

The success of our online platform relies heavily on our ability to detect, assess and control credit risk, and therefore to prevent fraud. Despite the measures we take to assess and manage risk, the information and data we collect may not be sufficient to allow us to adequately capture a borrower applicant’s credit risk. Such information and data include, among others, demographic information, credit history with us and with other financial institutions, and employment information and blacklists maintained by other forums and organizations. We constantly update and optimize our risk management system, but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided may be inaccurate or stale or insufficient, such that we may misjudge the risk and misalign the risk profile and loan price. The information may also not be sufficient for prediction of future non-

payment. Such risks and errors may erode funding partner confidence in our platform and therefore harm our reputation and adversely affect our business and results of operations.

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

Our interim period results of operations, including operating revenue, expenses, the number of loans and other key performance indicators, may fluctuate significantly such that comparisons of our operating results period-on-period may not be meaningful. Results of any interim period cannot accurately indicate future performance. Fluctuations may be due to any number of variables, including some beyond our control, such as:

•	our ability to grow our users base by attracting new and retaining repeat borrowers;
•	the volume, quality, mix of loans and the acquisition of funding partners and borrowers;
•	the level of operating expenses in the acquisition of funding partners and borrowers, the growth and maintenance of our business, operations and infrastructure and the timing;
•	disruptions to the telecommunications network or security breaches;
•	general macroeconomic and socio-political factors affecting the market and industry, particularly with respect to interest rates, consumer spending and levels of disposable income;
•	seasonality of our loan products, which are generally higher in the third and fourth quarters due to national holidays and consumer spending patterns;
•	our strategy with a focus on long-term growth instead of immediate profitability; and
•	The incurring of expenses related to acquisitions activities of businesses or technologies and potential future charges for impairment of goodwill, if any.

Fluctuations in our interim period results may affect the price of our ADSs in an adverse manner.

We incurred net losses in the past and may incur net losses in the future. Furthermore, we experienced net cash outflows in the past and may experience liquidity pressure in the future.

Although we had net income of RMB611.8 million, RMB527.2 million and RMB250.1 million (US$38.3million) in 2018, 2019 and 2020, respectively, we have had net losses in the past. We had accumulated deficits of RMB2,047.5 million, RMB1,519.7 million and RMB1,266.8 million (US$194.1 million) as of December 31, 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to continue to generate net income in the future.

Furthermore, we experienced net cash outflows from operating activities in 2020 of RMB35.5 million (US$5.4 million), we cannot assure you that we will be able to continue to grow our revenue and operating cash inflows. We generate a substantial majority of our total revenues from service fees we collect from our institutional funding partners. Any material decrease in our service fees would have a substantial impact on our profit margin and liquidity status. We may also experience an increase in our operating cash outflows as we anticipate that our operating cost and expenses may increase in the foreseeable future as we continue to grow our business, attract funding partners and borrowers and further enhance and develop our products, enhance our risk management capabilities and increase brand recognition. These efforts may prove more costly than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our financial condition. For example, the delinquency rates of the loans facilitated may be higher than expected, which may lead to lower than expected revenue, additional expenses and higher provision for assets and liabilities from the investor assurance program. Furthermore, we have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us, which will decrease our income. As a result of the foregoing and other factors, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis. Furthermore, our liquidity status may deteriorate. In addition, our ability to satisfy our liquidity and capital needs may be affected by additional factors and events that affects the online consumer finance industry, as well as other macroeconomic and socio-political factors that increase our cash needs making us face continuing or greater liquidity pressure.

Our failure to compete effectively could adversely affect our results of operations and market share.

The online consumer finance market is an emerging industry in China. We face competition from other online consumer finance platforms, online platforms that engage in online lending and traditional financial institutions. We compete with other online consumer finance platforms directly for both investors and borrowers. In addition, we compete with other online platforms that engage in online lending businesses for borrowers. We also compete with traditional financial institutions, including credit card issuers, online consumer finance business units in commercial banks and other online consumer finance companies.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have more extensive borrower or funding partner bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

In addition, our competitors may be better at developing new products, responding faster to new technologies. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential funding partners and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protections and features that we have invested in and adopted on our platform as compared to others. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our business partners, such business partners may choose to terminate their relationships with us. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our platform could stagnate or substantially decline, we could experience reduced revenues and our platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing funding partners and borrowers to our platform. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our platform. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, or if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new funding partners and borrowers in a cost-effective manner or convert potential funding partners and borrowers into active funding partners and borrowers on our platform.

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

Our fee rates may decline in the future.

We generate a substantial majority of our total revenues from service fees we collect from our institutional funding partners. These fee rates may be affected by our product mix, the macroeconomic factors as well as the competition in the online consumer finance industry. We may be unable to offer attractive service fee rates while driving the growth and profitability of our business. Furthermore, our competitors may lower their fee rates in an effort to lure funding partners away from us. If we reduce our fee rates in order to compete more effectively, the profitability of our business could be adversely affected. If we do not reduce our rates, funding partners may leave our platform, and the total service fees we collect may decline. Any material decline in our fee rates or the fees we collect could have a material adverse effect on our business, results of operations and financial condition.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or Internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of coronavirus, Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having coronavirus, Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In particular, the outbreak of a novel strain of coronavirus, COVID-19, first reported in December 2019, has spread rapidly throughout the world. The World Health Organization declared the outbreak a “pandemic” on March 11, 2020. The global outbreak has caused market panics, which materially and negatively affected the global financial markets. Such disruption and the potential slowdown of China’s and the world’s economy has had and could continue to have a material adverse effect on our results of operations and financial condition. In particular, we, our institutional funding partners and third-party collection agencies have experienced business disruptions due to quarantine measures to contain the spread of this outbreak. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. The extent to which the COVID-19 pandemic affects our operations and financial performance will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain the coronavirus, such as the availability of effective vaccines or cure, among others. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this annual report, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

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

Our business operation could also be disrupted if any of our employees are suspected of having contracted any contagious disease or condition, since it could require our employees to be quarantined or our offices to be closed down and disinfected. All of these would have a material adverse effect on our results of operations and financial condition in the near terms. Additionally, if the outbreak persists or escalates, we may be subject to further negative impact on our business operations and financial condition. Our operation could also be severely disrupted if our users or business partners were affected by such natural disasters or health epidemics.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential funding partners and borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with funding partners and borrowers through our platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with funding partners and borrowers, we could be liable for damages and be subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition to our own collecting team, we also use certain third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers in the course of collecting loans could damage our reputation.

Cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions of us or of a third-party, including events beyond our control, could result in disclosure or misuse of confidential information and misappropriation of funds of our funding partners and borrowers, subject us to liabilities, reduce the attractiveness of our platform and cause reputational harm and adversely impact our results of operations and financial condition.

Our platform collects, stores and processes certain personal and other sensitive data from our funding partners and borrowers. The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and funding partner information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, any inability to protect confidential information of our funding partners and borrowers could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

We also face indirect technology, cybersecurity and operational risks relating to the third parties whom we work with to facilitate or enable our business activities, including, among others, third-party online payment service providers who manage accounts for certain borrower and funding partner funds and external cloud service provider. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our users, and could even result in misappropriation of funds of our funding partners and borrowers. If that were to occur, both we and third-party payment service providers could be held liable to funding partners and borrowers who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with funding partners and borrowers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

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

In addition, the Personal Information Security Specification came into force in May 2018, and the final amended version of it came into force on October 1, 2020. Although the Personal Information Security Specification is not yet a mandatory regulation, it nonetheless has a key implementing role under China’s Cyber Security Law with respect to protecting personal information in China. Furthermore, it is likely that the Personal Information Security Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. Meanwhile, under the Personal Information Security Specification, the data controller must provide the purpose of collecting and using personal information, as well as the business functions of such purpose, and the Personal Information Security Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed.

In addition, on July 3, 2020, the Standing Committee of the National People’s Congress released the Data Security Law (Draft) to solicit public comments. The Data Security Law (Draft) sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. It also clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing data security protection responsibility. On October 21, 2020, the Standing Committee of the National People’s Congress published a consultation draft of the Personal Information Protection Law, which takes revocable consent as its principal basis for processing personal information. It introduces extra-territorial effect and restrictions on international data transfers and imposes revenue-based fines as the principal penalty for non-compliance.

The relevant regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. We believe that we have conformed our practices in line with current requirements. However, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. If we are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our users and clients to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The trend of tightening regulations on protection of data security also appear in other jurisdictions. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation became applicable; the General Data Protection Regulation can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The General Data Protection Regulation and data protection laws in other jurisdictions may apply to our processing of personal data in the future. The application of these laws to our business would impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and our compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

We collect, process and store personal information concerning our borrowers, as well as personal information pertaining to our business partners and employees. Compliance with applicable personal information and information security laws and regulations is a rigorous and time-intensive process. As global information protection laws and regulations increase in number and complexity, we cannot assure you that our information protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new information protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal information that we need to undertake to carry on our business, as well as the forced transfer or confiscation of certain personal information.

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

In addition, our platform is subject to anti-money laundering and anti-terrorism financing in PRC and other jurisdictions where we operate. While we are in the process of formulating policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to protect our platform from being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.

We have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our policies and procedures may not be completely effective in preventing other parties from using us, any of our users, clients or third-party partners as a conduit for money laundering (including illegal cash operations), terrorist financing or sanctioned activities without our knowledge. If we were to be associated with money laundering (including illegal cash operations), terrorist financing or sanctioned activities, our reputation could suffer and we could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. In addition, the laws and regulations on anti-money laundering and anti-terrorist financing might be tightened in the future, which may impose more obligations on us and our users, clients and third-party partners. Even if we, our users, clients and business partners comply with the applicable domestic and overseas anti-money laundering laws and regulations, we may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United State subject to reporting obligations under the U.S. securities laws. Among other things, the Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We are required to include such report in our annual report on Form 20-F starting from the fiscal year ended December 31, 2020. In addition, once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting.

Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2020 due to the material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness relates to lack of sufficient accounting staff with U.S. GAAP knowledge and SEC reporting experience related to the accounting and reporting of complex transactions. The other material weakness relates to our lack of formal risk assessment process and internal control framework over financial reporting. We lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks identified, and internal control over financial reporting framework to maintain effective internal controls within the organization, which may increase risk of error, fraud, misstatement of financial reporting, or non-compliance with related regulations for a U.S. listed group. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

In response to the identified material weaknesses, we have implemented the following measures to address the material weaknesses that have been identified, including (i) participating in trainings and seminars provided by professional services firms on a regular basis, (ii) providing internal training to our current accounting team on U.S. GAAP knowledge, (iii)hiring a new reporting officer and an additional financial reporting manager with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters, (iv) setting up a systematic accounting manual for U.S. GAAP and financial closing process and (v) hiring experienced internal auditors and setting up the internal audit department. We are also in the process of implementing the following measures, including (i) perform self-assessment of internal control effectiveness on a continuous basis, and (ii) engaging professional service companies to help implement SOX 404 compliance together with the establishment of internal audit function.

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

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. As we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are designed, implemented and operated, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause funding partners to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage.

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

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. In particular, we open credit assessment platforms to these expert consultants, where they have access to a limited amount of desensitized, grouped and tagged borrower data, based on which they use such data to develop their own credit assessment models. The software on which we rely may have contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for funding partners and borrowers using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or funding partner data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or funding partners or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

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

In addition to our website, we also offer online consumer finance products through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the app Provisions, promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and effective on August 1, 2016. According to the app Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the app Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the app Provisions at all times. If our mobile applications were found to be violating the app Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. For example, on September 11, 2020, a securities class action complaint was filed against us and our officers and directors in the Supreme Court of the State of New York, County of New York. An amended complaint was filed on February 1, 2021, which added as defendants the underwriters for our initial public offering. The plaintiff asserted claims under Sections 11 and 15 of the Securities Act of 1933 based on purported misstatements and omissions in Form F-1 registration statement for our initial public offering. The plaintiff brought his claims individually and on behalf of all other persons who acquired our American Depositary Shares pursuant and/or traceable to our initial public offering, and seeks compensatory damages, rescission, injunctive relief, and costs and expenses, including attorneys’ fees and expert fees in unidentified amounts. On April 2, 2021, we, one of the underwriters for our initial public offering and certain of our directors and officers filed a joint motion to dismiss the plaintiff’s amended complaint in its entirety and with prejudice. The plaintiff’s opposition to the motion to dismiss is due June 1, 2021, and the motion is scheduled to be fully briefed on July 16, 2021.

The class action suits that we are aware of and if we were involved in a class action suit in the future, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform and better match funding partners and borrowers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;
•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
•	difficulties in retaining, training, motivating and integrating key personnel;
•	diversion of management’s time and resources from our daily operations;
•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
•	difficulties in retaining relationships with our funding partners and borrowers, employees and suppliers of the acquired business;
•	risks of entering markets in which we have limited or no prior experience;
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

We have made certain investments and acquisitions during past years, including setting up a subsidiary in Indonesia and a joint venture company with local partners in Mexico to expand our overseas business. Also, we have acquired certain equity interest in Keen Best Investments Limited (“Keen Best”) and Shanghai Bweenet Network Technology Co., Ltd. (“Shanghai Bweenet”). See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” Keen Best principally engages in the internet microcredit business in the PRC. Shanghai Bweenet principally engages in design of chips specialized in cryptocurrency mining, design and distribution of cryptocurrency mining hardware, and management of cryptocurrency mining farms and mining pools. However, our investments and acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

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

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to match funding partners and borrowers could diminish, resulting in a material adverse effect to our business.

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

We currently work with a number of business partners in various aspects of our business. Pursuing, establishing and maintaining relationships with business partners require significant time and resources as does integrating third-party data and services with our system. Our current agreements with partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our platform. Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with them, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective relationships with business partners, our business will be harmed.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly and fully evaluating audit work of any auditors that was performed in China, including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

In addition, on June 4, 2020, former U.S. President Donald J. Trump issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, including China, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If we fail to meet the new listing standards before the deadline specified thereunder, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce, domestic multi-party communication, storage and forwarding and call center) and major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Management Measures (Negative List) for the Access of Foreign Investment promulgated on June 23, 2020, which became effective on July 23, 2020, and other applicable laws and regulations.

We are a Cayman Islands company and our subsidiaries in the PRC, or PRC subsidiaries, are considered foreign invested enterprises. We believe the online consumer finance services offered through our online platform constitute a type of value-added telecommunication services that foreign ownership and investment is restricted and therefore we should operate our online platform through a consolidated VIE, Jiayin Finance, to ensure compliance with the relevant PRC laws and regulations. We set up a series of Contractual Arrangements entered into among Shanghai Kunjia Technology Co., Ltd.(“Shanghai Kunjia”), Jiayin Finance and the shareholders of Jiayin Finance to conduct our operations in China. For a detailed description of these Contractual Arrangements, see

“Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the Shareholders of Jiayin Finance.” As a result of these Contractual Arrangements, we exert control over Jiayin Finance and its subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Shanghai Niwodai Internet Finance Information Services Co., Ltd., (“Niwodai Internet”) has been operating our online consumer finance business, including, among others, operations of our www.niwodai.com website and our apps since its incorporation. Niwodai Internet had made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority.

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

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure, or the VIE structure, will be adopted or if adopted, what they would provide. If the ownership structure, Contractual Arrangements and business of our company, our subsidiaries, Jiayin Finance or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Jiayin Finance or its subsidiaries, revoking the business licenses or operating licenses of Shanghai Kunjia, Jiayin Finance or its subsidiaries, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Jiayin Finance and its subsidiaries, and/or our failure to receive economic benefits from Jiayin Finance and its subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on Contractual Arrangements with our consolidated VIE, Jiayin Finance and the shareholders of Jiayin Finance, to operate our online consumer finance platform business, including, among others, the operation of www.niwodai.com and our apps, as well as certain other complementary businesses. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the Shareholders of Jiayin Finance.” These Contractual Arrangements may not be as effective as direct ownership in providing us with control over our consolidated VIE. For example, Jiayin Finance, or shareholders of Jiayin Finance may fail to fulfill their contractual obligations with us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the Contractual Arrangements, or taking other actions that are detrimental to our interests.

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

We have entered into a series of Contractual Arrangements with Jiayin Finance, our consolidated VIE and the shareholders of Jiayin Finance. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If our consolidated VIE or the shareholders of Jiayin Finance fail to perform their respective obligations under the Contractual Arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you that it will be effective under PRC laws. For example, if the shareholders of Jiayin Finance were to refuse to transfer their equity interests in Jiayin Finance to us or our designee when we exercise the purchase option pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these Contractual Arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective control over Jiayin Finance and its subsidiaries, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

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

Jiayin Finance and Niwodai Internet hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. We also expect Niwodai Internet to apply for, obtain and hold our value-added telecommunication business license for our online consumer finance platform business. Under the Contractual Arrangements, Jiayin Finance and Niwodai Internet may not, and the shareholders of Jiayin Finance may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event Jiayin Finance’s shareholders breach these Contractual Arrangements and voluntarily liquidate Jiayin Finance or Niwodai Internet, or Jiayin Finance or Niwodai Internet declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, or access the risk reserve fund, which could materially and adversely affect our business, financial condition and results of operations. If Jiayin Finance or Niwodai Internet undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The global financial markets have experienced significant disruptions between 2008 and 2009, and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit which creates additional global economic uncertainty and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economic growth will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platform like us, which could materially and adversely affect our business and operations.

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

Our online platform, operated by Niwodai Internet, may be deemed to be providing commercial Internet information services, which would require Niwodai Internet to obtain certain value-added telecommunications business license. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on Value-Added Telecommunication Services.” Furthermore, it is uncertain if Jiayin Finance and its subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

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

Under the Company Law of the PRC, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries, our consolidated VIE and its subsidiaries and consolidated affiliated entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, each of our subsidiaries, our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of registration with PRC State Administration for Market Regulation or its local counterparts, and filed with the Ministry of Commerce or its local counterparts. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed statutory limits. Any medium or long term loan to be provided by us to a VIE of our company must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the foreign currency we hold, including the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign

Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or SAFE Circular 28, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. If our consolidated VIE requires financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our VIE’s operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from this offering and the concurrent private placements to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. The MOC in December 2020 have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are a holding company incorporated under the laws of Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits. The non-resident enterprises shall directly apply the reduced withholding tax rate when performing tax filings and collet and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Tax Considerations.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Geerong (HK) Limited (“Geerong (HK)”, formerly known as “Jiayin (HK) Limited”), our Hong Kong subsidiary.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the Chinese authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly and fully evaluating audit work of any auditors that was performed in China, including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the HFCAA. The HFCAA was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

In addition, on June 4, 2020, former U.S. President Donald J. Trump issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from non-cooperating jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, including China, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in non-cooperating jurisdictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. If we fail to meet the new listing standards before the deadline specified thereunder, we could face possible de-listing from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us, our users, or our industry;
•	conditions in the online consumer finance industries;
•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other online consumer finance market;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
•	additions to or departures of our senior management;
•	detrimental negative publicity about us, our management or our industry;
•	fluctuations of exchange rates between the RMB and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our outstanding shares or ADSs; and
•	sales or perceived potential sales of additional Class A ordinary shares or ADSs

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, we had 108,100,000 Class A ordinary shares and 108,000,000 Class B ordinary shares issued and outstanding. Among these Class A ordinary shares, 26,025,232 Class A ordinary shares are represented by ADS. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding will be available for sale subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

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

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in the City of New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description Of Securities Other Than Equity Securities – D. American Depositary Shares.”

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

We are an exempted company incorporated under the laws of Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of Cayman Islands and the common law of Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of Cayman Islands. The common law of Cayman Islands is derived in part from comparatively limited judicial precedent in Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (save for our memorandum and articles of association, special resolutions of our shareholders and our register of mortgages and charges). Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

In addition, as a company primarily operating in China, there are significant legal and other obstacles for U.S. authorities to obtaining information needed for investigations or litigations. In China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeepers, who may have engaged in fraud or other wrongdoing. Moreover, local authorities often are constrained in their ability to assist U.S. authorities and overseas investors more generally. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and material relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests.

Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2021, Mr. Dinggui Yan, the beneficial owner of our Class B ordinary shares, beneficially owned approximately 91.6% of the aggregate voting power of our company. As a result, Mr. Dinggui Yan will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary share by a shareholder to any person or entity which is not an affiliate of such holder, or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

As of March 31, 2021, Mr. Dinggui Yan, our founder, director and chief executive officer, beneficially owned approximately 91.6% of the total voting power of our Company. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Jiayin Finance first adopted our 2016 Share Incentive Plan in September 2016, which allowed Jiayin Finance to grant share-based compensation awards to our founders, employees and officers to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In February 2019, we adopted a new share incentive plan, or the 2019 Share Incentive Plan, which became effective after the completion of our initial public offering in May 2019. As of December 31, 2020, all the outstanding options granted under the 2016 Share Incentive Plan had been cancelled or replaced with options granted under the 2019 Share Incentive Plan and we had granted options to purchase 17,521,506 Class A ordinary shares pursuant to the 2019 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

Stock Market Rules, including:

•have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020, although there can be no assurances in this regard. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will not take a contrary position to any determination we make. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

Changes in the value of our assets and/or the nature or composition of our income or assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or Class A ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be more likely to be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being a PFIC for one or more taxable years.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information––E. Taxation––United States Federal Income Tax Considerations”) hold our ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States person, including burdensome reporting requirements. Prospective investors who are United States Holders are strongly encouraged to consult their tax advisors regarding the potential application of the PFIC rules. See “Item 10. Additional Information— E. Taxation—Passive Foreign Investment Company.”

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

The origin of our business can be traced back to 2011. Mr. Dinggui Yan, our founder, director and chief executive officer, commenced a consumer finance platform in 2011 through several entities controlled by him in China. In June 2015, Mr. Dinggui Yan acquired Shanghai Jiayin Finance Technology Co., Ltd., or Jiayin Finance, a shell company previously known as Furen Technology Limited and listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ.

In September 2015, Shanghai Niwodai Internet Finance Information Services Co., Ltd., was established as a wholly-owned subsidiary of Jiayin Finance to develop our online consumer finance platform business. Mr. Dinggui Yan launched Shanghai Caiyin Asset Management Co., Ltd., or Shanghai Caiyin, in September 2015. We entered into a collaboration agreement with Shanghai Caiyin in 2015 to engage Shanghai Caiyin to provide post-origination loan management services and manage our investor assurance program for loans facilitated prior to April 28, 2018. In December 2015, Shanghai Caiyin also acquired the servicing rights and obligations of all outstanding loan contracts facilitated by Niwodai Finance, which operated our founder’s consumer finance platform at that time, as well as the obligation to continue to provide guarantee on those loans. Niwodai Finance subsequently ceased to operate the individual financing business. We launched our online individual financing platform in December 2015.

In December 2017, we incorporated Jiayin Group Inc. under the laws of the Cayman Islands as our offshore holding company, and in January 2018, we established a wholly-owned subsidiary in the British Virgin Islands, Jiayin Holdings Limited, and a wholly-owned subsidiary in Hong Kong, Geerong (HK), as our intermediate holding companies, to facilitate our initial public offering in the United States. Jiayin Finance was delisted from NEEQ in April 2018.

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

On May 10, 2019, our ADSs commenced trading on the NASDAQ under the symbol “JFIN”. We raised a total of approximately US$35.0 million in net proceeds from the initial public offering, after the underwriter’s full exercise of their option to purchase additional ADSs, and after deducting underwriting discounts and commissions as well as other estimated offering expenses.

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

In September 2020, our wholly owned subsidiary Geerong (HK) acquired, from China Smartpay Group Holdings Limited (“China Smartpay”), a Hong Kong listed company, 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay, incorporated in the British Virgin Islands holding 100% equity interests in certain PRC entities engaging in microcredit business.

In November 2020, the outstanding loan balance of our legacy P2P lending business was reduced to zero.

          Our principal executive offices are located at 18th Floor, Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200122, People’s Republic of China. Our telephone number at this address is +86 21-6190-6826. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 East 40th Street, 10th Floor, New York NY, 10016.

B.	Business Overview

We are a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions funding partners. We operate a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. Our online platform embraces significant opportunities presented by a financial system that leaves many creditworthy individuals underserved. We provide borrowers with fast and convenient access to credit at affordable and competitive rates.

We strategically focus on facilitating mid-to long-term consumer loans, as we believe such loan products are best positioned to generate attractive returns for our funding partners, and at the same time, capture the financing needs of quality borrowers. With a highly scalable capital-light business model, we have been able to grow our platform and reinforce our strengths through network effects.

Our borrowers are typically creditworthy individuals with stable salary income and/or credit history but underserved by traditional financial institutions. We primarily utilize diverse online borrower acquisition channels including online advertising channels such as websites, search engines, app stores as well as online partnerships with online traffic marketplaces which have access to quality borrowers. Our online average borrower acquisition cost per new borrower was RMB262.8 (US$40.3) in 2020, representing 3.8% of the average loan principal borrowed by our borrowers in 2020.

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

Historically, we helped investors on our platform to allocate their assets into different consumer loan products through our Niwodai investor app. Since the third quarter of 2019, we started to expand our investor base of individuals to institutional funding partners, including banks, trusts and microcredit companies. In 2020, we had 25 institutional funding partners and they invested an aggregate investment volume of RMB9.4 billion (US$1.4 billion). We completed the transition of our funding model in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our legacy P2P lending business has been reduced to zero as of November 2020. We now generate a substantial majority of our total revenues from service fees we collect from our institutional funding partners. As an online finance platform, we do not use our own capital to invest in loans facilitated through our platform in Mainland China.

Our Users

Borrowers

We target the large and growing number of creditworthy individual borrowers in China who are underserved by traditional financial institutions and receptive to online finance solutions. Our borrowers typically belong to the young urban working class with stable salary and/or credit history.

From the launch of our business through December 31, 2020, we had successfully facilitated loan transactions for over 10.1 million borrowers. The number of our borrowers grew by 8.0 times from approximately 0.2 million in 2016 to approximately 1.7 million in 2020. We strategically target the young generation and cultivate their loyalty on our platform, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. In 2020, 72.8% of our borrowers were between 20 and 35 years of age.

Funding Partners and Investors

When we started our business, our funding base was comprised of individual investors only. Since the third quarter of 2019, we have successfully expanded our funding base to cover institutional funding partners, including banks, trusts and microcredit companies. Since April 2020, we have stopped funding loans with individual investors and started to fund all loans with institutional funding partners.

In 2020, we had 25 institutional funding partners. We expect these institutional funding partners to provide stable funding to borrowers on our platform, which will allow us to increase our loan origination volume and generate more revenue. We will further develop our cooperation with institutional funding partners in 2021.

Our Products and Services

Loan Products Offered to Borrowers

We offer primarily standard loan products online, which are all unsecured consumer loans to our borrowers. All of the loans facilitated through our platform feature fixed interest rates. To provide a transparent platform, interest rates, service fees and other charges are all clearly disclosed to borrowers upfront. We strategically design our products to target borrowers with different types of available credentials and therefore different credit limits varying from RMB1,000 to RMB50,000.

We believe that our dedication and devotion to superior user service is a significant contributor to our growth. To better serve our borrowers, we adopt user-oriented business practices, including offering user service hotlines and online user service support on our mobile apps and WeChat account. We also offer clear and concise guidelines on our website and within our app to guide borrowers throughout the transaction process. In addition, we provide an online discussion forum, where our current and potential borrowers can communicate with each other and our user service agents. Finally, our user service team frequently reaches out to our users to seek their feedback. We maintain a user complaint feedback channel to improve our products and services. As of December 31, 2020, we had 82 employees in our dedicated user service department.

Services Offered to Institutional Funding Partners

Since the third quarter of 2019, we have expanded our investor base of individuals to institutional funding partners, including banks, trusts and microcredit companies. Starting in April 2020, new loans were only funded by institutional funding partners.

We introduce borrowers to our institutional funding partners and provide preliminary risk assessment services as well as other services to them. The service arrangement between our institutional funding partners and us varies depending on the type of institutional funding partners. For institutional funding partners with a license to extend loans, such as banks, online microcredit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2020, we had 25 institutional funding partners and they invested an aggregate investment volume of RMB9.4 billion (US$1.4 billion).

Services Offered to Individual Investors

Historically, we helped investors on our platform to allocate their assets into different consumer loan products through our Niwodai investor app. Since the third quarter of 2019, we started to transition our funding sources to institutional funding partners, and completed the transition in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our legacy P2P lending business has been reduced to zero as of November 2020.

Our Platform and Transaction Processes

We provide a streamlined and smooth user experience for borrowers. The process on our mobile apps and website is designed to be simple, seamless and efficient while our platform leverages sophisticated, proprietary technologies to make it possible.

Transaction Process for Institutional Funding Partners

Our institutional funding partners provide us with pre-determined criteria for borrowers and we will use our credit assessment model to assess the applicants in our platform and select qualified applicants for the institutional funding partners for further approval. Institutional funding partners will assess the applicants through their own credit assessment process and once they approve the loans, our system will generate a multilateral loan agreement among the borrower, the institutional partner and us, which will become effective immediately. We will then instruct the institutional partner to transfer the funding to the borrower’s account directly and we are also not involved in the repayment of principal and interest between borrowers and institutional funding partners.

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

In addition to the identity card, applicants are required to provide basic personal information, including educational level, marital status, occupation, address and bank account information for our credit assessment. Applicants also authorize us to collect data from third parties for purposes of credit assessment. If the applicants have previously applied for loans through our platform, they do not need to go through the procedures again, but may supplement or update their personal information if there are any changes. Furthermore, certain loan products require applicants to provide other specific credentials, including credit card information, payroll or housing funding account information.

Credit Assessment and Approval

Our credit assessment model automatically computes a credit score for the applicant upon receipt of his or her credit information. The system then assigns a credit limit, annualized fixed interest rate and service fee rates for the corresponding score to the applicant if the application is approved. If the applicants have previously applied for loans on our platform, their credit scores may be adjusted upwards or downwards based on their performance of repayment obligations and updated personal information. Please see “Item 4. Information on the Company—B. Business Overview—Credit Assessment and Risk Management System” for a detailed description of our credit assessment and risk management system. For funds provided by institutional funding partners, we only pre-screen the applicants and qualified applicants still need approvals from the institutional funding partners.

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

Loan Servicing and Collection

Prior to April 2020, when we ceased funding loans with individual investor funding sources, we provided loan servicing and collection services. Under our current institutional funding partner model, we no longer provide such services.

Credit Assessment and Risk Management System

We operate a highly secure and open platform with proprietary and effective credit assessment model and comprehensive risk management system. Leveraging advanced technologies, including artificial intelligence and big data analytics, we continuously refine, test and optimize our model as our platform continues to accumulate and collect more credit data in our operations.

Our credit assessment model and risk management system have undergone significant evolution. We have been building an online credit assessment model since the launch of our online platform in December 2015. As we engaged substantial numbers of borrowers offline in 2016 and 2017, we collected information of such borrowers offline in collaboration with our related party Jiayin Credit and manually input such information into our system. We also utilized traditional risk management methodologies such as in-person interviews for borrowers engaged offline for a brief period after the inception of our business. Our borrower engagement efforts gradually shifted from offline to online as our online credit assessment capabilities improved. We no longer offer offline loan products since February 2018 and have fully automated data collection and risk management methodologies accordingly.

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

•Data directly provided by the applicant, including PRC identity card OCR verification and live biometric verification as well as the applicant’s debit/credit card number or bank card number, mobile number, social security account and housing provident account information, job-related information, self-reported income and debt information and education degree

•Mobile communication behavior and device related information

•Historical credit data accumulated through our platform

•Behavioral data of the applicant’s behavior on our platform

•Repayment performance data for repeat borrowers

•Personal identity information maintained by an organization authorized by the Ministry of Public Security of China

•Credit assessment result from third-parties

•Online data maintained by industry anti-fraud service providers for cross-checking

•Online data from Internet service providers

•Online shopping and payment behaviors on certain popular Chinese online retail and mobile commerce platforms

•Recent application of loans in other consumer lending platforms

•Transaction related information of applicant’s debt card

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

We have a large database of past fraud accounts information and sophisticated rules in detecting fraudulent behaviors. We have been working closely with multiple partners in a joint effort to identify emerging fraudulent schemes, scams, trends, threats, and criminal organizations and have accumulated massive data relating to fraud. The database we maintain enables us to fine-tune the rules we set and enhance our fraud detection capabilities. Utilizing graph mining technology, this module analyzes each applicant’s social proximity or relationships, such as through phone calls and SMSs, to known fraudsters in our database to determine the applicant’s likelihood of also being a fraudster. In addition, this module also takes into consideration variables such as specific login device, GPS location, IP address and Wi-Fi network connectivity to detect inconsistency and unusual features of applicants. We also continuously evolve this module to detect fraud clusters across device, environment, behavior and social dimensions. We also maintain a blacklist after detecting any fraudulent borrowers.

•	Scorecard Module

After a prospective borrower has passed the fraud detection module, we initiate a credit review using our proprietary scorecard module to generate a score for the prospective borrower, which ultimately drives the decision on whether to extend credit and the amount to be extended. Our scorecard module utilizes data we collected from the borrower, such as the credit card transaction record and repayment history, social security and housing provident account information, and data from external parties we are authorized by the borrower to collect. We generally assign the highest score for borrowers who demonstrate the most solid financial position and consistent repayment history. We started using the scorecard module since 2016 and it evolved over time as our product mix evolved and our credit assessment capabilities improve. As part of our credit assessment efforts, we also adapt our scorecard module to our borrower base, which shifted from offline to online and has evolved as we engage borrowers through different channels from time to time. Our scorecard module analyzes a different set of data for each loan application compared to earlier versions of the module and we continually test, validate and optimize it by changing the types of data it analyzes and the relative weights of various types of data. In particular, as the quality and availability of various data from third parties which is input in our scorecard module changes over time, we refine our scorecard module accordingly. We currently collaborate with more than 15 third-party data providers. Continuously refined by machine learning algorithms and the high volume of transaction data we collect, especially proprietary credit repayment records, our scorecard module currently analyzes a large number of variables for each loan application and enables us to better differentiate between creditworthy borrowers and lower quality borrowers. We also enhanced the stability of our scorecard module in view of increased amounts of loan applications we receive. As our credit assessment capabilities evolve, we are increasingly capable of identifying creditworthy borrowers, some of which we were unable to identify previously. We also benefit from the growth of our platform and the larger pool of borrower applicants our platform attracts, among which we are able to identify more creditworthy borrowers. As such, the credit scores generated by our scorecard module are not directly comparable across different time periods. Currently, the credit scores of our borrowers range from 0 to 100, while 100 represents the lowest credit risk associated with the borrower and 0 represents the highest. We generally reject borrowers with a credit score lower than 0, who we believe have low repayment willingness or capability. Set forth below is a breakdown of loan origination volume by the range of the credit scores of our borrowers as of the time of the loan origination.

	2018		2019		2020
Credit Risk Level	(in RMB millions)%		(in RMB millions)%		(in RMB millions)%
60+	2,092	8.8	7,843	41.2	6,869	59.5
40-60	9,542	40.3	6,607	34.7	4,016	34.8
20-40	8,355	35.3	2,862	15.0	664	5.7
0-20	3,676	15.6	1,741	9.1	3	0.0
Total	23,665	100.0	19,053	100.0	11,552	100.0

•	Open Credit Assessment Platform

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

Risk Management Team

We have a risk management committee, comprised of nine members, that meets regularly to examine the credit, liquidity and operational risks on our platform. Our risk management team is responsible for designing and implementing the risk management and credit assessment policies and processes, loan performance analysis, credit model validation and credit decisioning performance. Our risk management team engage in various risk management activities, including reporting on performance trends, monitoring of loan concentrations and stability, performing economic stress tests on loans, randomly auditing loan decisions by our credit assessment model and conducting peer benchmarking and external risk assessments.

Investor Assurance Program Managed by Independent Third-Party Guarantors

Historically, we worked with third-party guarantors who entered into credit consulting and service agreement with borrowers and us to provide investor assurance programs for loans funded by individual investors. Since the reduction of the outstanding loan balance of our legacy P2P lending business to zero in November 2020, there were no longer such loans covered by investor assurance programs managed by independent third-party guarantors.

Guarantee Arrangements for Institutional Funding Partners

For the loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for the unpaid principal and interest. The guarantee companies also demand counter-guarantees by another company in some contracts. Meanwhile, we also provide commitment letter of balance complements to the institutional funding partners or the guarantee companies. To manage the risk exposure, we in turn obtain a back-to-back guarantee from another third-party company. The fair value of our guarantee liabilities as a secondary guarantor was inconsequential and no compensation was made by us during the year of 2020. As of December 31, 2019 and 2020, the outstanding loan balance for which we provide secondary guarantee was RMB487.2 million and RMB1,586.6 million (US$243.2 million), respectively.

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

We established our Indonesia office to supervise our rapid development in Southeast Asia. In December 2019, we successfully filed with the Indonesian Financial Services Authority and have now offered our online products in Indonesia with success for more than a year, which is a key step for our application for a license for the peer-to-peer lending business in Indonesia. We also set up our Indian office at the end of 2019 and started to apply for the non-bank financial company license in India. We began to reach out to Vietnamese partners for potential cooperation since 2018 and had successfully established a joint venture company with local partners to conduct Internet finance business in 2019. In early 2020, we also acquired an Internet finance company in Mexico for our future development in Latin and South America. In addition, we set up a one-stop financial technology platform in Southeast Asia to provide customers with credit and risk control systems and have provided services to approximately 20 Vietnamese and Indonesian customers.

We plan to further explore overseas markets, including the African market, in the future to better serve investors and borrowers emerging markets with significant demands for online consumer finance solutions. We will continue to cooperate with local partners with strong local presence and stable funding sources. With our risk management technologies and the local expertise of our partners, we believe we will be able to deliver accessible and convenient financial services to our overseas investors and borrowers.

Our Technology and IT Infrastructure

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, safeguarding information on our platform, increasing operational efficiency and enabling innovations. Principal components of our technology system include:

•

Big data analytics capabilities. Leveraging a massive borrower base, we have been continuously improving our data mining and user behavior analytics capabilities, which enable us to build a comprehensive credit profile for each borrower as the basis for our quick and accurate credit decisions. Our data mining and analytics capabilities also allow us to empower numerous aspects of our operations, such as management of the loan lifecycle for borrowers, proprietary fraud detection, graph mining, risk management and financial modeling.

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

•

Highly automated process. Throughout the life cycle of our loan products, we maintain a highly automated management process to monitor the registration, application, verification, credit assessment, decision making, funding and collections. Our user-friendly Niwodai apps gives borrowers convenient access to our product features and help them find the loan products that match their needs.

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

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have registered 196 trademarks in the PRC. We are the registered holder of 37 domain names, including www.jiayinfintech.cn. We also have 82 copyrights for our proprietary techniques in connection with our systems.

Competition

Online consumer finance market is an emerging industry in China. We face competition from other online consumer finance platforms, online platforms that engage in online lending and traditional financial institutions. We compete with other online consumer finance platforms directly for both investors and borrowers. In addition, we compete with other online platforms that engage in online lending businesses for borrowers. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our larger competitors have substantially broader products or service offerings and richer financial resources to support heavy spending on sales and marketing. We believe that our ability to compete effectively for funding partners and borrowers depends on many factors, including the variety of our products, funding partner and borrower experience on our platform, the effectiveness of our risk management system, the returns and reliance offered to funding partners, our marketing and selling efforts and the strength and reputation of our brand.

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

Regulations Relating to Online Consumer Finance Services

Due to the relatively brief history of the online consumer finance industry in China, the regulatory framework governing our industry has not developed comprehensively. Even though few specific regulations on online consumer finance industry have been issued in the past few years, detailed guidance and interpretation has yet to be promulgated by the regulators. Under PRC laws and regulations, our business practice of online consumer finance services is usually categorized as online lending information intermediary services.

Regulations on Online Peer-to-Peer Lending Intermediary Information Services

On July 18, 2015, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, were promulgated by ten PRC regulatory authorities, including the PBOC, the MIIT and the CBRC. The Guidelines define online peer-to-peer lending as direct lending between individuals through an online platform, which is under the supervision of the CBRC and governed by the Civil Code of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Pursuant to the Guidelines, a company that provides online peer-to-peer lending information intermediary services shall function clearly as an information intermediary and provide information services rather than provide credit enhancement services or engage in illegal fund-raising.

On April 12, 2016, the General Office of the State Council issued the Circular on Implementation Strategies Targeted towards Risks related to Online Finance Industry, which emphasizes that the online peer-to-peer lending information intermediary platforms shall operate as information intermediaries and must not engage in certain activities, including but not limited to, setting up capital pool, extending loans, raising illegal fund. Online peer-to-peer lending information intermediary platforms are also required to separate funds of lenders and borrowers from their own funds through custodian services provided by qualified banks. As the implementation rules for online peer-to-peer lending information intermediary platforms, on April 13, 2016, the CBRC issued the Circular on Implementation Scheme of Special Rectification of Risks in Online Peer-to-Peer Lending Industry. By categorizing the market players based on their different levels of legal compliance, the CBRC started to regulate the online peer-to-peer lending information intermediary service industry.

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

In accordance with the Guidelines and the Interim Measures, the CBRC further issued the Guidelines on Information Disclosure of Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, on August 23, 2017. The Disclosure Guidelines further clarifies the disclosure requirements for online peer-to-peer lending information intermediary service providers. Pursuant to the Disclosure Guidelines, online peer-to-peer lending information intermediary service providers shall disclose certain required information on their websites and all the other Internet channels, including mobile applications, WeChat or Weibo official account, including, among others, (i) the record-filing and registration information, the organization information, the examination and verification information, and transaction related information, including transactions matched through the online lending information intermediaries for the previous month, all of which shall be disclosed to the public; (ii) the basic information of the borrowers and the loans, the risk assessment of such loans, and the information of the outstanding transaction matched, all of which shall be disclosed to investors; and (iii) any event that would result in a material adverse effect to the operations of online lending information intermediaries, which shall be disclosed to the public within 48 hours upon occurrence. The Disclosure Guidelines also require online peer-to-peer lending information intermediary service providers to record all the disclosed information and keep such information in writing for no less than five years from the disclosure date. To the extent that the relevant online peer-to-peer lending information intermediary service providers are not in full compliance with the Disclosure Guidelines, they are required to make correction or rectification within a six-month rectification period specified by the Disclosure Guidelines.

On December 1, 2017, the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks jointly issued the Circular on Regulating and Rectifying of “Cash Loan” Services, or Circular 141. Circular 141 sets out the principles and general requirements for the conduct of “cash loan” business by online small loan companies, P2P platforms and banking financial institutions (for the purpose of Circular 141, including banks, trust companies and consumer financial companies). Circular 141 focuses on regulating the “cash loans” with features of no user scenario, specified uses of loan proceeds, specified customer base, or collateral, etc. Circular 141 sets forth several general principles with respect to the regulation of “cash loan” business, including: (i) no organization or individual may conduct the “cash loan” lending business without obtaining relevant approval; (ii) the aggregated borrowing costs of borrowers charged by institutions in the form of interest and various fees should be annualized and subject to the limit on interest rate of private lending provided by the judicial department; (iii) institutions engaged in cash, among others, loan business must follow the “know-your-customer” process and prudentially assess and determine the borrower’s suitability, credit limit and cooling-off period, etc.; and (iv) all institutions engaged in cash, among others, loan business must enhance their internal risk control and prudentially use the “data-driven” risk management models.

On December 8, 2017, the Office of the Leading Group for the Special Campaign against Peer-to-peer Lending Risks released the Notice on The Improvement and Acceptance of the Peer-to-Peer Online Lending Risk, or Circular 57. Circular 57 requires local financial regulator, local CBRC, the People’s Bank local branch, local public security, local communication administrative department and local AIC to jointly inspect and accept whether an internet lending information intermediary or P2P company complies with the Interim Measures. The P2P company can only be filed records, or P2P Filing, with the local financial regulator after receiving acceptance certificate or document issued jointly by local financial regulator and local CBRC. Normally, the P2P Filing should be completed before April 2018 according to the Circular 57. Circular 57 forbids several credit assignment models, including: (i) providing asset securitization services or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (ii) certain credit transfer from related individual party of the P2P company to the lender on the platform; and (iii) using credit right from the peer-to-peer lending platform as a pledge to borrow money from other lenders. In accordance with Circular 57, online lending marketplaces shall optimize their business portfolios continuously and manage the scale of their businesses. Marketplaces that have received rectification notices shall ensure steady decrease of the balance of non-compliant business on these marketplaces and shall not engage in any new non-compliant operations.

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

On July 12, 2020, the Interim Measures for the Administration of Online Loans by Commercial Banks came into effect. While they apply to commercial banks and by analogy to consumer finance companies and auto finance companies directly, they also require them to strengthen loan cooperation management, which would affect the institutions cooperating with them to develop internet loan businesses, and their existing business models. Pursuant to these interim measures, commercial banks shall evaluate their cooperation agencies and implement list management. Commercial banks shall not accept direct and disguised credit enhancement services from unqualified cooperation agencies, nor entrust third-party collection agencies with illegal records. The interim measures also provide that, except for cooperating institutions that jointly provide loans, commercial banks shall not entrust the cooperating institutions to perform key operations, such as loan issuance, loan principal and interest recovery, and stopping of loan payment. The commercial bank should explicitly require the cooperating institutions not to charge interest fees from the borrower in any form in the written cooperation agreement, except the insurance company and the institution with guarantee qualification.

On February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. Circular 24 also provides for the transition periods, and further requirements may be imposed by CBIRC and its local counterparts based on the provisions of Circular 24.

Regulations on Loans

Pursuant to the Civil Code of PRC, a contract is null and void under any of the following circumstances: (i) the contract is concluded through the use of fraud or coercion by one party and thereby damages the interest of the state; (ii) malicious collusion is conducted to damage the interest of the state, the community or any third parties; (iii) an illegitimate purpose is concealed under the guise of legitimate forms of acts; (iv) the contract damages the public interest; or (v) the mandatory provisions of the laws and administrative regulations are violated. A loan agreement becomes effective when an individual lender provides loan to an individual borrower provided that the agreement does not fall into any such circumstance under the Civil Code of PRC. The Civil Code of PRC also requires that the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. In the meantime, it also provides that the interest shall not be deducted from the proceeds of the loan in advance, and if the interest is deducted from the proceeds in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

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

The Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court, which came into effect on September 1, 2015, provided that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. In addition, on August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, which provided that (i) if the total amount of interest, compounded interest, default interest and other fees charged by a lender under a loan contract substantially exceeds the actual loss of such lender, the request by the debtor under such loan contract to reduce or to adjust the part of the aforementioned fees exceeding the amount accrued at an annual rate of 24% will be upheld; and (ii) in the context of peer-to-peer lending disputes, if the online lending information intermediaries and lenders circumvent the statutory limit of the interest rate by charging intermediary fees, such fees shall be deemed invalid.

The Supreme People’s Court amended the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 20, 2020, and then again on January 1, 2021. Under these amendments, if the service fees or other fees that we charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and our business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that we refund the portion exceeding the limit and the PRC courts may uphold such requests. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. These new limits replace the upper limits on interest rates of 24% and 36% described in the Private Lending Judicial Interpretations. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion of the total exceeding the limit shall not be supported by the people’s court. The new limits apply to new first-instance cases of private lending disputes accepted by the people’s court after August 20, 2020. As to the cases in which the loan contract was established before August 20, 2020, if the lender requests that the court apply the old limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit.

On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the relevant financial business of microcredit companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

Furthermore, under Circular 141, the overall borrowing costs charged to borrowers should be calculated by loan interest together with all relevant fees and presented in an annualized form, which shall comply with above provisions on private lending. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in PRC regulations relating to interest rates for marketplace and microcredit lending could have a material adverse effect on our business.” In addition, pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. We also provide loan transfer services on our platform where lenders can transfer the loans they hold to other lenders upon the maturity of the automated loan investment products.

On July 22, 2020, the Supreme People’s Court and the NDRC jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. This document states that if the interest and fees, including compound interests, penalty interests and liquid damages, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship. In addition, this document indicates that the relevant governmental authorities should promptly revise and improve the judicial interpretation of the legal issues for private lending trial cases and significantly reduce the upper limit of private lending rates under judicial protection. The timetable and other details of the regulatory revisions proposed by this document remain uncertain.

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

We act as an information intermediary for and are not a party to the loans facilitated through our platform. We rely on third-party payment platforms in handling funds transfer and settlement. We entered into a custody account arrangement with Hengfeng Bank, whereby the funds of lenders and borrowers were deposited into and settled by custody accounts under its management before December 2019. We signed a custody account arrangement with AIBANK in November 27, 2019 and changed our custodian institution into AIBANK since December 2019. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

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

While we are in the process of formulating policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that we will be able to establish and maintain anti-money laundering policies and procedures which can effectively protect our platform from being exploited for money laundering or terrorism financing purposes, or that such policies and procedures, if adopted, will be deemed to be fully in compliance with all applicable anti-money laundering laws and regulations, including the Interim Measures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any failure by our third-party service providers or institutional funding partners to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.”

Regulations Relating to Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries for Encouraging Foreign Investment (2020 edition) and the Special Administrative Measures for Foreign Investment Access (Negative List 2020), or the 2020 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2020 Negative List. Industries not listed in the 2020 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2020 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

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

In July 2006, the Ministry of Information Industry of the PRC, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunication Business, which prohibits holders of telecommunication business licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investor intending to conduct such business in China.

Furthermore, as we are providing online loan facilitation service through mobile applications to mobile device users, we cannot assure you that we will not be required to apply for an operating license for our mobile applications in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Regulation on Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile application information service providers are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the CAC, on June 28, 2016 and became effective on August 1, 2016. According to the APP Provisions, the CAC and its local counterparts shall be responsible for the supervision and administration of nationwide or local mobile application information, respectively.

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

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The notice requires that certain conducts of app service providers should be inspected with respect to (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The notice also set forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties. We have implemented necessary programs in our mobile application to make sure the collection, protection and preservation of user information are in compliance with the APP Provisions in all material aspects.

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

Pursuant to the Cyber Security Law of the PRC promulgated by the SCNPC on November 7, 2016 and effective on June 1, 2017, network operators, including online peer-to-peer lending information intermediary service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

The Measures on Cyber Security Review were jointly issued on April 13, 2020 and took effect on June 1, 2020. The measures provide detailed rules regarding cyber security review, and any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cyber Security Law.

The Data Security Law (Draft) was published to solicit public comments on July 2, 2020. The Data Security Law (Draft) mainly sets forth specific provisions regarding establishing basic systems for data security management, including hierarchical data classification management system, risk assessment system, monitoring and early warning system, and emergency disposal system. In addition, it clarifies the data security protection obligations of organizations and individuals carrying out data activities and implementing Data security protection responsibility.

The Administrative Provisions for Text Message and Voice Call Service (Draft) were published to solicit public comments on August 31, 2020. It provides that no entity or individual can send commercial text messages or make commercial calls to users without user consent. In case of violation, the relevant governmental authorities may order to make rectification, impose warnings or fines, make public announcements, or enforce other administrative measures. Under severe circumstances, the relevant governmental authorities may revoke the telecommunication licenses and phone number sources of the violating entity or individual.

The Ministry of Public Security issued the Guiding Opinions on Implementing the Network Security Level Protection System and Critical Information Infrastructure Security Protection System on September 22, 2020, which stipulate that internet operators shall cooperate with public security authorities to crack down on illegal and criminal online activities. In the event of online crimes, material cyber security threats and incidents, the internet operators shall promptly report to and provide necessary assistance to the public security authorities.

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

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC in August 2015 and became effective in November, 2015 any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Judicial Interpretations, which became effective on June 1, 2017. The Personal Information Judicial Interpretations provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information.

The Standing Committee of the National People’s Congress published a consultation draft of the Personal Information Protection Law (Draft) to solicit public comments on October 21, 2020, which takes revocable consent as its principal basis for processing personal information, introducing extra-territorial effect and restrictions on international data transfers and imposing revenue-based fines as the principal penalty for non-compliance.

The Civil Code of PRC, which was issued by the National People’s Congress on May 28, 2020 and became effective from January 1, 2021, provides that personal information of natural persons is protected by law. The Civil Code defines the processing of personal information as the collection, storage, use, processing, transmittal, provision and disclosure of personal information. Furthermore, according to the Civil Code of PRC, any entity that engages in the processing of personal information must follow the principles of lawfulness, fairness, and necessity and may not overuse personal information, and they must obtain the consent of the natural person or his or her guardian, except as otherwise provided by laws and regulations.

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

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the PRC Copyright Law and related regulations and rules. Under the PRC Copyright Law, the term of protection for copyrighted software is 50 years.

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

Regulations Relating to Mergers and Acquisitions

Six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and were amended on June 22, 2009. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the implementation of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of our initial public offering because: (i) the WFOE was established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our WFOE, our consolidated VIE and its shareholders as a type of acquisition transaction falling under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate regulatory authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investment, repayment of foreign currency-denominated loans, repatriation of investment and investment in securities outside of China.

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

On January 26, 2017, the SAFE issued the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On April 14, 2020, SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. It stipulates that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. The authority to process the deregistration of qualified overseas loans under domestic guarantee and overseas lending shall be delegated to banks.

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

On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, the attachment of which was partially abolished on December 30, 2019. After SAFE Circular 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and offshore direct investment from the SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

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

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries has obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC regulatory authorities.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises is the Company Law of the PRC. Under the Company Law of the PRC, companies in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to set aside certain statutory reserve funds of at least 10% of its after-tax profit, until the cumulative amount of such statutory reserves reaches 50% of its registered capital. Furthermore, companies in China may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

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

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law of the PRC, or the EIT Law and its implementation rules, which became effective on January 1, 2008, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC resident enterprise to a Hong Kong resident enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Issues Concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, the SAT promulgated the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT circular 35, which became effective on January 1, 2020, replacing the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits and directly apply the reduced withholding tax rate when performing tax filings, and collet and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Geerong (HK) may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax regulations and rules. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties , which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner”, several factors in connection with dividends, interests or royalties in the tax treaties, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents of third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties levy no tax, grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account. The applicant’s status will be analyzed in light of actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to SAT Circular 35.

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

The SAT issued the Circular on Issues Concerning the Identification of Chinese-Controlled Offshore Incorporated Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or SAT Circular 82 in 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:(i) the senior executives and core management departments in charge of the day-to-day operations have their presence mainly in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China.

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

PRC Value-Added Tax

In November 2011, the MOF and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, pursuant to which, a VAT was imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions from January 1, 2012. The pilot plan for replacing business tax with VAT was expanded to all regions and industries as of May 1, 2016 according to the Circular on Fully Promoting the Pilot Plan for Replacing Business Tax with Value-Added Tax promulgated by the MOF and the SAT in March 2016. Entities or individuals conducting business in the service industry in the PRC are required to pay a valued-added tax, or VAT, at a rate of 6% with respect to revenues derived from the provision of online information services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

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
(2)

Jiayin Finance is owned as to 58% by Mr. Dinggui Yan, our founder, director and chief executive officer, 27% by Shanghai Jinmushuihuotu Investment Center (Limited Partnership), or Jinmushuihuotu Investment, 12% by Mr. Guanglin Zhang, and 3% by Mr. Yuanle Wu, who both are employees of our company. Jinmushuihuotu Investment is established in connection with the share incentive plan of Jiayin Finance. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2019 Share Incentive Plan.” The general partner of Jinmushuihuotu Investment is Shanghai Jinmushuihuotu Marketing and Planning Co., Ltd., or Jinmushuihuotu Marketing, which is controlled by Mr. Dinggui Yan.

(3)

Jiayin Finance entered into Contractual Arrangements with Shanghai Kunjia. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and shareholders of Jiayin Finance.”

(4)	Niwodai Internet operates our online peer-to-peer consumer finance platform.
(5)	Geerong Yun became our wholly-owned subsidiary after the business combination in September 2019.
(6)	Shanghai Jiajie Internet Finance Information Services Co., Ltd. became our wholly-owned subsidiary after the business combination in July 2019.
(7)	Shanghai Chuangzhen Software Co., Ltd. was established in April 2020.

(8)     PT. Jayindo Fintek Pratama is owned as to 85% by us and it became our subsidiary after the business combination in April 2019.

(9)     Aguila Information, S.A.P.I. de C.V. is owned as to 51% by us and it became our subsidiary after the business combination in January 2020.

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

Our principal executive offices are located on leased premises comprising 7,583 square meters in Shanghai, China. We lease our premises mainly from unrelated third parties under operating lease agreements.

Our servers are primarily hosted at third-party Internet data centers. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
A.	Operating Results

Overview

We are a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions funding partners. We operate a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. Our online platform embraces significant opportunities presented by a financial system that leaves many creditworthy individuals underserved. We provide borrowers with fast and convenient access to credit at affordable and competitive rates. We do not use our own capital to invest in loans facilitated through our platform in Mainland China.

We offer loan products with fixed terms and repayment schedules generally ranging from RMB1,000 to RMB30,000 via our Niwodai borrower app and our website. We strategically focused on facilitating mid-to long-term consumer loans, as we believe such loan products are best positioned to generate attractive returns, and at the same time, capture the financing needs of quality borrowers. In 2020 approximately 1,673,000 borrowings were facilitated on our platform, with an aggregate loan origination volume of approximately RMB11.6 billion (US$1.8 billion).

Historically, we helped investors on our platform to allocate their assets into different consumer loan products through our Niwodai investor app. Since the third quarter of 2019, we started to expand our investor base of individuals to institutional funding partners, including banks, trusts and microcredit companies. In 2020, we had 25 institutional funding partners and they invested an aggregate investment volume of RMB9.4 billion (US$1.4 billion). We completed the transition of our funding model in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our legacy P2P lending business has been reduced to zero as of November 2020.

Due to the aforementioned transition and certain unfavorable market developments, including regulatory changes, our net revenue decreased by 41.7% from RMB2,230.2 million in 2019 to RMB1,300.2 million (US$199.3 million) in 2020. Our net income decreased by 52.6% from RMB527.2 million in 2019 to RMB250.1 million (US$38.3 million) in 2020.

General Factors Affecting Our Results of Operations

Economic Conditions

The demand for online consumer finance service is dependent upon overall economic conditions in China. General economic factors, including the interest rate environment, regional salary and disposable income levels and unemployment rates, may affect borrowers’ willingness to seek loans and funding partners’ ability and desire to invest in loans. For example, significant increases in interest rates could cause potential borrowers to defer obtaining loans as they wait for interest rates to stabilize or decrease. Additionally, a slowdown in the economy, such as a rise in the unemployment rate and a decrease in real income, may affect individuals’ level of disposable income. This may negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates. If actual or expected default rates increase generally in China or in the online consumer finance market, investors may delay or reduce their investments in loan products in general.

Regulatory Environment in China

The regulatory environment for the online consumer finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of the online consumer finance industry in China, the PRC regulatory environment for the industry has been constantly evolving, with new legislation and trial programs being instituted in the recent years. PRC government officials from a number of agencies and departments have expressed support for the development of the online consumer finance industry in China, and have also expressed the need for strengthening the regulation and supervision of the industry.

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

Furthermore, in an effort to manage risks and maintain market integrity, PRC government has taken various initiatives, including the Dual Decrease and other limitations on our business scale, which could discourage the development of the online consumer finance industry, and limit our capability to grow our business. Based on our interpretation of these regulations, in order to stay compliant with these circulars, we closely monitor the outstanding principal and number of investors, and voluntarily manage these operating metrics so that they do not experience any significant increase compared to our outstanding principal as of June 30, 2017. In the second half of 2019, the loan origination volume on our platform decreased primarily due to the adverse effect caused by Circular 1, which required online lending intermediaries to reduce the number of investors, business volume and number of borrowers. Since the third quarter of 2019, we started to strengthen our cooperation with institutional funding partners and in April 2020 shifted to a solely institutional funding partner model and stopped funding loans with individual investors in April 2020, which negatively affected our business and financial performance in 2020. Furthermore, due to the lack of clarity in certain key definitions under these regulations, there remain uncertainties including the possibility that regulatory authorities may disagree with our interpretation. For example, it is still uncertain whether our cooperation model with institutional funding partners will be influenced by the CBIRC Circular 37. As our future revenue, profit and working capital rely on the amount of loans originated on our platform and the corresponding service fees we are entitled to collect from such loans, if we were required by regulatory action to cease or reduce offering products to individual borrowers or funding loans with institutional funding partners, we might need to take various measures in order to maintain the current scale or growth of our business while adhering to our interpretations of these regulations. These measures might include providing technology services to third-party companies, expanding our overseas businesses, diversifying our funding channels and strengthening our cooperation with financial institutions, which may not be available on reasonable terms in a timely manner, or at all, and all of these measures may not be sufficient to maintain our business growth, and may not generate sufficient revenue or cash inflows to offset decreases in the outstanding principal of our platform, or may not otherwise result in the intended benefits.

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

Ability to Acquire Borrowers Cost Effectively

Our ability to increase the loan volume facilitated through our platform largely depends on our ability to attract borrowers through sales and marketing efforts. Our sales and marketing efforts include those related to borrower acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts.

Effectiveness of Risk Control Framework

Our ability to effectively evaluate a borrower’s risk profile and likelihood of default affects our relationships with our funding partners. If the effectiveness of our risk control framework decreases and borrower default rates increase, our funding partners may reduce or stop their collaboration with us, which would adversely affect our funding source and in turn reduce the amount of loans of we can facilitate, both of which could have significant impact on our results of operations.

Product Offering and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product offering and to accurately price the loans facilitated through our platform. We offer primarily standard loan products of fixed terms and repayment schedules. We offer primarily loan products with fixed terms and repayment schedules ranging from RMB1,000 to RMB30,000. We currently offer our loan products within a term of 12 months, and in 2016 and 2017, we offered standard loan products with terms ranging from one to 18 months. Since February 2018, we also offer an option to selective qualified borrowers who have a loan outstanding and consistent repayment history with us, to draw down another loan with a term of 12 months, within their credit limit.

Our growth to date has depended on, and our future success will depend in part on, successfully meeting borrower and funding partner demand with new and innovative loan products. We have made and intend to continue to make efforts to develop loan products for borrowers. We constantly evaluate the popularity of our existing product offerings and develop new products and services that cater to the evolving needs of our borrowers and funding partners. Failure to continue to successfully develop and offer innovative products and for such products to gain broad acceptance by our borrowers and funding partners could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

In response to market competition or further developments, we may spend more efforts promoting certain loan products, manage the growth in volume of certain loan products, introduce new products or adjust the pricing of our existing products. Any material change in the product mix could have a significant impact on our revenue and profitability.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. The online consumer finance industry in China is intensely competitive, and we expect that competition to persist and intensify in the future. In addition to competing with other online consumer finance platforms, we also compete with other types of financial products and companies that attract borrowers and/or funding partners. With respect to borrowers, we primarily compete with traditional financial institutions, such as online consumer finance business units in commercial banks, credit card issuers and other online consumer finance companies. If we are unable to compete effectively, the demand for our products and services could stagnate or substantially decline, we could experience reduced revenues or our platform could fail to maintain or achieve more widespread market acceptance, any of which could harm our business and results of operations.

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

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through our platform.

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	14.25%	14.53%	14.64%
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	10.21%	11.07%	11.85%	12.45%	12.80%	12.87%
2019Q2	1.83%	3.40%	4.59%	5.85%	6.98%	8.21%	9.35%	10.33%	11.08%	11.54%	11.73%	11.74%
2019Q3	1.64%	3.41%	4.26%	5.42%	7.03%	8.60%	10.13%	10.94%	11.59%	11.92%	12.04%	12.01%
2019Q4	1.31%	3.08%	4.52%	6.27%	7.69%	8.69%	9.51%	9.99%	10.31%	—	—	—
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	—	—	—	—	—	—
2020Q2	1.46%	2.37%	3.11%	—	—	—	—	—	—	—	—	—
Delinquency Rate by Balance

We define the delinquency rates by balance as the total outstanding principal for loans where the longest past due period of a repayment was 1 to 30, 31 to 60, 61 to 90, 91 to 180 and more than 180 calendar days as of a certain date as a percentage of the total outstanding principal for the loans on our platform net of the outstanding principal repaid by the investor assurance program as of such date. We consider our delinquency rate by balance as an indicator of our loan performance and quality of our assets in general. The following table provides the delinquency rate by balance for all outstanding loans on our platform as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91-180 days	More than 180 days
	(%)
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39
December 31, 2020	1.47	0.88	0.70	1.66	1.81

Components of Results of Operations

Net Revenue

Our net revenue is derived from fees charged for providing services, including loan facilitation services and post-origination services, and other revenues. In accordance with the agreements with our borrowers and institutional funding partners, we collect service fees from customers in facilitating loan transactions. Historically and up until November 2020, when the outstanding loan balance of our legacy P2P business was decreased to zero, we also received individual investors service fees for automated investment programs and for loans transfers over our secondary loan market. In addition, we charge other fees contingent on future events, such as penalty fees for late payments. Our net revenue is presented net of VAT. Prior to April 28, 2018, our net revenue was fees billed net of stand-ready liabilities associated with the investor assurance program managed by us and cash incentives. As we discontinued managing investor assurance program for loans facilitated after April 28, 2018, we no longer charge service fees associated with guarantee services. Therefore, we no longer allocate a portion of collectible service fees to the fair value of the stand-ready liability from the investor assurance program. Our net revenue is recognized as revenues from loan facilitation services, revenues from post-origination services and other revenues.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Loan facilitation services	2,246,908	78.0	1,747,065	78.3	943,084	144,534	72.5
Post-origination services	241,968	8.4	267,047	12.0	112,731	17,277	8.7
Other revenue	393,064	13.6	216,064	9.7	244,345	37,447	18.8
Total	2,881,940	100.0	2,230,176	100.0	1,300,160	199,258	100.0

The following table sets forth the breakdown of our net revenue by service and products provided both in absolute amount and as a percentage of our total net revenue for the periods presented:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Current loan products	2,563,903	89.0	1,984,597	89.0	1,055,815	161,811	81.2
Offline and non-standard loan products	43,494	1.5	32,346	1.4	—	—	—
Other services	274,543	9.5	213,233	9.6	244,345	37,447	18.8
Total	2,881,940	100.0	2,230,176	100.0	1,300,160	199,258	100.0

For each loan facilitated on our platform prior to April 28, 2018, we considered loan facilitation service, guarantee service and post-origination service as three separate services. We allocate total transaction price among these three performance obligations. The transaction price was allocated first to the stand-ready liabilities associated with risk reserve fund, if any, as discussed under “—Critical Accounting Policies, Judgments and Estimates —Investor Assurance Program” and then allocated between loan facilitation services and post-origination service based on our best estimate selling price. See “Critical Accounting Policies, Judgments and Estimates—Revenue Recognition.” As we no longer operate the investor assurance program for loans facilitated after April 28, 2018, the transaction price is no longer allocated to the guarantee liabilities but only between two performance obligations, loan facilitation service and post-origination service.

Loan facilitation and post-origination service

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

Since the third quarter of 2019, we also collect service fees through the facilitation of loan transactions between borrowers and institutional funding partners. Revenues from loan facilitation services are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered complete. We do not provide post-origination service in such arrangements. The institutional funding partners typically engage third-party non-performing loan management entities to assist on the subsequent collection. We are in turn engaged by such non-performing loan management entities to provide information including risk profile and collection methods or plans for the borrowers on its platform to the non-performing loan management entity basing on the historical records and experiences that we have as of the date when each loan is successfully extended to borrower. We determine the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax.

Revenue from technical services is recognized at the time a loan is successfully originated by the institutional funding partner as the technical services are completed at that time.

Other Revenue

Investor referral

We provide referral services in respect of investment products offered by the financial service providers on Youdao wealth platform. After the online investors subscribe the products referred by us, we do not retain any further obligations. The price for each referral charged to the financial service providers is a fixed price as pre-agreed in the service contract. Revenue is recognized when the online investors successfully subscribed to investment products from financial service providers.

Interest income

Interest income is recognized over the terms of Loans receivable using the effective interest rate method under ASC Topic 310. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest income or principal. Interest collected upfront at the loan inception is recorded as deferred revenue.

Others

We also charge service fees to individual investors for using the automated investment programs which equal to a certain percentage of the actual return in excess of the expected rate of return from the investments, payable at the end of the investment period. Not application fee is charged to borrowers or individual investors.

Under ASC Topic 606, service fees derived from individual investors using the automated investment programs are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment programs are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the individual investors. The Company records service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC Topic 606 for the years ended December 31, 2018, 2019 and 2020 was RMB242.5 million, RMB174.2 million and RMB23.8 million (US$3.6 million) in 2018, 2019 and 2020, respectively.

Other revenue also includes revenue from guarantee services recognized at the expiry of the guarantee term, penalty fees for loan prepayment and late payment, and service fees for transferring loans between investors on the Company’s platform. Under ASC Topic 606, penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between individual investors are recognized when the transfer is completed and service fees are collected from the individual investors. In addition, revenues from guarantee services are recognized at the expiry of the guarantee term of RMB 118.5 million, RMB 2.8 million and RMB nil in 2018, 2019 and 2020, respectively.

The following table sets forth the breakdown of our other revenue, both in absolute amount and as a percentage of our total net revenue for the periods presented:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other revenue
Interest income	—	—	—	—	61,467	9,420	4.7
Investor referral	—	—	—	—	59,230	9,077	4.6
Others	393,064	13.6	216,064	9.7	123,648	18,950	9.5
Total other revenue	393,064	13.6	216,064	9.7	244,345	37,447	18.8

Operating Costs and Expenses

Our operating costs and expenses primarily consist of origination and servicing expenses, sales and marketing expenses, general and administrative expenses, research and development expenses, allowance for uncollectible receivables, contract assets, loans receivable and others and provision for assets and liabilities from the investor assurance program. We expect our operating expenses to be in line with our business development. The following table sets forth our operating costs and expenses both in absolute amount and as a percentage of our total net revenue for the period presented:

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses
Origination and servicing	401,679	13.9	425,565	19.1	239,199	36,659	18.4
Allowance for uncollectible receivables, contract assets, loans receivable and others	265,978	9.2	232,241	10.4	77,278	11,843	5.9
Provision for assets and liabilities from the investor assurance program	467,728	16.2	—	—	—	—	—
Sales and marketing	726,582	25.2	606,049	27.2	375,063	57,481	28.9
General and administrative	150,465	5.2	230,248	10.3	154,963	23,749	11.9
Research and development	184,302	6.4	201,404	9.0	151,550	23,226	11.7
Total operating cost and expenses	2,196,734	76.1	1,695,507	76.0	998,053	152,958	76.8

The following table sets forth our operating cost and expenses paid to related parties both in absolute amounts and as a percentage of our total net revenue for the periods presented:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses incurred with related parties:
Sales and marketing	83,579	2.9	87,754	3.9	55,207	8,461	4.2
Origination and servicing	35,780	1.2	10,314	0.5	9,429	1,445	0.7
General and administrative	13,806	0.5	8,280	0.4	5,845	896	0.4
Total	133,165	4.6	106,348	4.8	70,481	10,802	5.3

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

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation
Origination and servicing	2,516	0.1	10,345	0.5	3,167	485	0.2
Sales and marketing	12,708	0.4	8,060	0.4	8,445	1,294	0.6
General and administrative	29,734	1.0	80,599	3.6	8,870	1,360	0.7
Research and development	22,820	0.8	48,578	2.2	10,170	1,559	0.8
Total share-based compensation	67,778	2.3	147,582	6.7	30,652	4,698	2.3

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

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Niwodai Internet is not qualified as a “high and new technology enterprise” since year 2020 and subject to the standard enterprise income tax rate of 25% starting from year 2020. Shanghai Chuangzhen Software Co., Ltd. will be qualified as an eligible software enterprise before the income tax year-end final settlement in 2020. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 which its taxable income is greater than zero, followed by a three-year 50% exemption.

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

	Year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue	2,881,940	100.0	2,230,176	100.0	1,300,160	199,258	100.0
Operating cost and expenses:
Origination and servicing	(401,679)	(13.9)	(425,565)	(19.1)	(239,199)	(36,659)	(18.4)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(265,978)	(9.2)	(232,241)	(10.4)	(77,278)	(11,843)	(5.9)
Provision for assets and liabilities from the investor assurance program	(467,728)	(16.2)	—	—	—	—	—
Sales and marketing	(726,582)	(25.2)	(606,049)	(27.2)	(375,063)	(57,481)	(28.9)
General and administrative	(150,465)	(5.2)	(230,248)	(10.3)	(154,963)	(23,749)	(11.9)
Research and development	(184,302)	(6.4)	(201,404)	(9.0)	(151,550)	(23,226)	(11.7)
Total operating cost and expenses	(2,196,734)	(76.1)	(1,695,507)	(76.0)	(998,053)	(152,958)	(76.8)
Income from operations	685,206	23.9	534,669	24.0	302,107	46,300	23.2
Gain from de-recognition of other payable associated with disposal of Caiyin	—	—	—	—	117,021	17,934	9.0
Impairment of short-term investment	—	—	—	—	(67,169)	(10,294)	(5.2)
Interest income	169	0.0	5,720	0.3	7,716	1,183	0.6
Other income, net	20,298	0.7	23,425	1.0	6,711	1,029	0.5
Income before taxes and income from investment in affiliates	705,673	24.6	563,814	25.3	366,386	56,152	28.2
Income tax expense	(93,915)	(3.3)	(37,007)	(1.7)	(108,811)	(16,676)	(8.4)
Income(loss) from investment in affiliates	—	—	378	0.0	(7,509)	(1,151)	(0.6)
Net income	611,758	21.3	527,185	23.6	250,066	38,325	19.2

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Net revenue. Our net revenue decreased from RMB2,230.2 million in 2019 to RMB1,300.2  million (US$199.3 million) in 2020, primarily due to (i) the reduction of revenue from loan facilitation services from RMB1,747.1 million to RMB 943.1 million (US$144.5 million) primarily due to lower loan origination volume and our transition to a solely institutional funding partner model, (ii) the reduction of revenue from post-origination services from RMB267.0million to RMB112.7 million (US$17.3 million) due to the lower outstanding loan balance funded by individual investors as we stopped funding loans with individual investors in April 2020 and (iii) the increase of other revenue from RMB216.1 million to RMB244.3 million (US$37.4 million) primarily due to the increase of revenue from investor referral and interest income partially offset by the decrease of service fees as we no longer provided automated investment programs after our transition to a solely institutional funding partner model.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB1,695.5 million in 2019 to RMB998.1 million (US$153.0 million) in 2020, primarily due to the decrease in origination and servicing expenses, sales and marketing, allowance for uncollectible receivables, contract assets, loans receivable and others. Our total operating costs and expenses as a percentage of net revenue remained relatively stable as 76.0% and 76.8% in 2019 and 2020, respectively.

•

Origination and servicing expenses. Our origination and servicing expenses decreased from RMB425.6 million in 2019 to RMB239.2 million (US$36.7 million) in 2020, primarily due to the lower loan origination volume and reduced collection costs as we no longer provided such services under our new business model.

•

Allowance for uncollectible receivables, contract assets, loans receivable and others. Our allowance for uncollectible receivables, contract assets, loans receivable and others decreased from RMB232.2 million in 2019 to RMB77.3 million (US$11.8 million) in 2020, primarily due to the overall decrease of loan origination volume, as well as the relatively lower credit risk of the new business model.

•

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB606.0 million in 2019 to RMB375.1million (US$57.5 million) in 2020, primarily due to lower customer acquisition expenses and reduced advertising spending for promotional activities.

•

General and administrative expenses. Our general and administrative expenses decreased from RMB230.2 million in 2019 to RMB155.0 million (US$23.8 million) in 2020, primarily due to the decrease in share-based compensation expenses and the decrease in salaries and personnel related costs, as well as other business-related expenses.

•

Research and development expenses. Our research and development expenses decreased from RMB201.4 million in 2019 to RMB151.6 million (US$23.2 million) in 2020, primarily due to the decrease in share-based compensation expenses.

Interest income. Our interest income increased from RMB5.7 million in 2019 to RMB 7.7 million (US$1.2 million) in 2020, as a result of interest income from a loan to our related party.

Other income, net. Other income decreased from RMB23.4 million in 2019 to RMB6.7 million (US$1.0million) in 2020 primarily as a result of the reduction of government subsidies received.

Income before income taxes. As a result of foregoing, we recognized income before income taxes of RMB563.8 million and RMB366.4 million (US$56.2 million) in 2019 and 2020, respectively.

Income tax expenses. We recognized tax expenses of RMB37.0 million and RMB108.8 million (US$16.7 million) in 2019 and 2020, respectively, due to the increased effective tax rate as Niwodai Internet no longer qualified for the HNTE preferential tax rate of 15%, and was subject to EIT rate of 25% starting in 2020.

Net income. As a result of foregoing, we recorded net income of RMB527.2 million and RMB250.1 million (US$38.3 million) in 2019 and 2020, respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Net revenue. Our net revenue decreased from RMB2,881.9 million in 2018 to RMB2,230.2 million in 2019, primarily due to (i) the decrease in loan origination volume from approximately RMB23.7 billion in 2018 to RMB19.1 billion in 2019 as a result of unfavorable market conditions and (ii) the reduction of revenue due to the increase of vouchers and coupons from RMB 296.2 million in 2018 to RMB446.0 million in 2019 due to our promotional campaigns in 2019.

Operating costs and expenses. Our total operating costs and expenses decreased from RMB2,196.7 million in 2018 to RMB1,695.5 million in 2019, primarily due to the decrease in the provision for assets and liabilities from the investor assurance program and sales and marketing expenses, partially offset by the increase in general and administrative expenses. Our total operating costs and expenses as a percentage of net revenue remained relatively stable as 76.1% and 76.0% in 2018 and 2019, respectively.

•

Origination and servicing expenses. Our origination and servicing expenses increased from RMB401.7 million in 2018 to RMB425.6 million in 2019, primarily due to the increase in salaries and benefits for the personnel who work on credit checking, data processing and analysis, loan origination, user and system support and loan collection.

•

Provision for assets and liabilities from the investor assurance program. We recorded provision for assets and liabilities from the investor assurance program of RMB467.7 million in 2018, to record additional guarantee liabilities incurred in connection with the increased default rates following unfavorable market developments, including the negative publicity with respect to the difficulties, or even suspension of operation in some cases, encountered by certain individual lending platforms since June 2018. As we discontinued managing the investor assurance program for loans facilitated after April 28, 2018 and had made sufficient provision in 2018 for the loans facilitated before April 28, 2018, no provision for assets and liabilities from the investor assurance program was recorded in 2019.

•

Allowance for uncollectible receivables and contract assets. Our allowance for uncollectible receivables and contract assets decreased from RMB266.0 million in 2018 to RMB232.2 million in 2019, primarily due to the decrease in loan origination volume and the increased efforts in credit assessment and risk control.

•

Sales and marketing expenses. Our sales and marketing expenses decreased from RMB726.6 million in 2018 to RMB606.0 million in 2019, primarily due to our reduced online marketing provided by third-party online channels in line with our reduced loan origination volume in 2019.

•

General and administrative expenses. Our general and administrative expenses increased from RMB150.5 million in 2018 to RMB230.2 million in 2019, primarily due to the increase of payroll expenses and share-based compensation expenses for our general and administrative staff.

•

Research and development expenses. Our research and development expenses increased from RMB184.3 million in 2018 to RMB201.4 million in 2019, primarily due to an increase in fees paid to third parties for advanced technology and equipment, and an increase in share-based compensation expense allocated to research and development expenses.

Interest income. Our interest income increased from RMB0.2 million in 2018 to RMB 5.7 million in 2019, as a result of interest income from a loan to our related party in 2019.

Other income, net. We recognized other income of RMB20.3 million and RMB23.4 million in 2018 and 2019, respectively, primarily as a result of government subsidies received.

Income before income taxes. As a result of foregoing, we recognized income before income taxes of RMB705.7 million and RMB563.8 million in 2018 and 2019, respectively.

Income tax expenses. We recognized tax expenses of RMB93.9 million and RMB37.0 million in 2018 and 2019, respectively, as a result of operating gains in such periods.

Net income. As a result of foregoing, we recorded net income of RMB611.8 million and RMB527.2 million in 2018 and 2019, respectively.

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

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Presentation, Combination and Consolidation

All of our online consumer finance platform business is now carried out by our consolidated variable interest entities. Our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. Since we and the subsidiaries, our consolidated VIE and its subsidiaries and consolidated affiliated entities that operated our online marketplace business are under common control of Mr. Dinggui Yan, the assets and liabilities have been stated at historical carrying amounts. In addition, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. Our consolidated statements of operations consist of all costs and expenses related to us. Income tax liability was calculated as if we had filed separate tax returns for all the periods presented.

We conduct our online consumer finance platform business in China through our consolidated VIE and its subsidiaries. Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we conduct our online operations in China through a series of Contractual Arrangements entered into among Shanghai Kunjia, Jiayin Finance and its shareholders. Jiayin Finance and its wholly-owned subsidiary Niwodai Internet hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. We also expect Niwodai Internet to apply for, obtain and hold our value-added telecommunication business license for our online consumer finance platform business. Some of our revenues, costs and expenses directly related to loan facilitation and servicing in China are generated through Niwodai Internet. As a result of the Contractual Arrangements, we have the ability to direct the activities of Jiayin Finance and that most significantly impact its economic performance, and to obtain a majority of the residual returns of Jiayin Finance. We are considered the primary beneficiary of Jiayin Finance, and accordingly the entity is our variable interest entity under U.S. GAAP and we consolidate its results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Jiayin Finance might preclude us from consolidating the entity in the future.

In accordance with the collaboration agreement with Shanghai Caiyin in December 2015, Shanghai Caiyin provided guarantee services for the loans facilitated by Niwodai Internet. Borrowers paid Shanghai Caiyin certain post-origination service fees as determined by Niwodai Internet. Niwodai was also eligible to collect the amount of serve fees in excess of the amount paid by Shanghai Caiyin to Niwodai Internet out of the investor assurance program managed by Shanghai Caiyin, minus reasonable operation costs. Furthermore, Niwodai Internet reserved the right to terminate the agreement at any time and engage other parties to perform the guarantee services. Therefore, we were also considered the primary beneficiary of Shanghai Caiyin, and accordingly the entity is our variable interest entity under U.S. GAAP and we consolidate the results in our consolidated financial statements. However, in September 2019, we amended the collaboration agreement and disposed of Shanghai Caiyin. Since September 2019, Shanghai Caiyin has no longer been a consolidated entity of our Company.

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

Revenue Recognition

We have adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC Topic 606 on January 1, 2018 using the full retrospective method which requires us to present our financial statements for all periods as if Topic 606 had been applied to all prior periods.

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

Step 2: Identify the performance obligation in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Loan facilitation and post-origination service

We provide three services for loans facilitated on our platform: loan facilitation service, post-origination service and guarantee service. However, since we ceased to provide investor assurance program managed by us for loans facilitated after April 28, 2018, we no longer provided any guarantee services, and offer only loan facilitation services and post-origination servicers on loans facilitated on our platform.

Prior to April 2020, our platform enabled individual investors to directly invest in loans that can be selected, at the individual investors’ discretion, from hundreds of new lending opportunities to pre-approved borrowers that are posted on our platform every day. Individual investors also had the option to use the automated investment programs whereby the funds are automatically allocated among pre-approved borrowers. The automated investment programs automatically reinvested individual investors’ funds as soon as a loan was repaid, enabling the individual investors to accelerate the reinvestment of cash flows without having to continually revisit our mobile application.

Historically, we had typically charged a portion of service fees at loan origination with the remaining service fees collected on a monthly basis, which were payable by the borrowers for all services provided. We stopped charging upfront service fees to comply with the new regulatory requirements since February 2018 for all loans facilitated through its online marketplace. We charged a substantial amount of service fees on the same day when the first and second monthly repayments of principal and interest were due.

In order to be more competitive by providing a certain level of assurance to the investors, we maintained an investor assurance program for the benefit of the investors using our platform. In the event of borrowers’ default, platform investors were entitled to receive unpaid interest and principal under the terms of the investor assurance program. Prior to April 28, 2018, we, through its consolidated VIE entity at that time, Shanghai Caiyin, were obligated to make the payment to the investors to the extent that the funds under the investor assurance program were available. In the event of insufficient funds, we were required to make payments to investors as soon as the funding was replenished from future collections of service fees. Given that we effectively took on all of the credit risk of the borrowers and was compensated by the service fee charged, we deemed the guarantee as a service and recognized a stand-ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees. However, we ceased to provide the investor assurance program managed by itself, and therefore no longer provides guarantee service on loans newly facilitated subsequent to April 28, 2018.

We determined that both the investors and the borrowers are our customers. We assess ability and intention to pay the service fees of both borrowers and investors when they become due and determined if the collection of the service fees was probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. We considered the loan facilitation service, guarantee service and post-origination service as three separate services, of which, the guarantee service was accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model was applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and our promises to deliver the services are separately identifiable from each other in the contract.

We determined the total transaction price to be the service fees chargeable from the borrowers, net of value-added tax. The transaction price included variable consideration in the form of prepayment risk of the borrowers. We reflected in the transaction price the borrower’s prepayment risk and estimate variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the repayment percentage of the borrowers. The transaction price was allocated amongst the guarantee service, if any, and two performance obligations.

We recognize revenue when (or as) we satisfied the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services were recognized at the time a loan was originated between the individual investors and the borrower and the principal loan balance was transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services were recognized evenly over the term of the underlying loans as the post-origination services were a series of distinct services that are substantially the same and that have the same pattern of transfer to the individual investors. Revenues from guarantee services were recognized at the expiry of the guarantee term.

For upfront fees that were partially refundable to the borrowers, we estimated the refund based on historical prepayment rate and recorded corresponding refund liabilities upon receiving such fees.

Since the third quarter of 2019, we provide service through our facilitation of loan transactions between borrowers and institutional funding partners. When the investors are institutional funding partners, our service mainly consist of performing credit assessment on the borrowers and matching the institutional funding partners with potential qualified borrowers and facilitating the execution of loan agreements between the parties. We assess ability and intention to pay the service fees of institutional funding partners when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each institutional funding partner before cooperation.

We determine the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. We identified one performance obligation under ASC Topic 606, as we do not retain any further obligations after the facilitation of a loan.

We recognize revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services are recognized at the time a loan is originated between the institutional funding partners and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed.

We do not provide post-origination service in such arrangements. The institutional funding partners typically engage third-party non-performing loan management entities to assist on the subsequent collection. We are in turn engaged by such non-performing loan management entities to provide information including risk profile and collection methods or plans for the borrowers on its platform to the non-performing loan management entity basing on the historical records and experiences that we have as of the date when each loan is successfully extended to borrower.

We determine the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Before May 2020, the service fee was calculated based on the facilitated loan amount and the agreed charge rate, i.e. the consideration promised in the contract includes fixed amounts. However, starting from May 2020, we reached a mutual agreement with the customers for a new settlement method. The service fee is calculated based on the estimated overdue amount of underlying loans and the agreed charge rate. The transaction price included variable consideration due to overdue amount of the borrowers. We reflected in the transaction price the borrower’s estimated delinquent risk and estimated variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the delinquency of the borrowers.

Revenue from technical services is recognized at the time a loan is successfully originated by the institutional funding partner as the technical services are completed at that time.

Other revenue

Investor referral

We provide referral services in respect of investment products offered by the financial service providers on Youdao wealth platform. We consider the financial service providers to be its customers, and receives service fees from the customers primarily based on the transaction price of the investment successfully subscribed by online investors. After the online investors subscribe the products referred by the Company, we do not retain any further obligations. The price for each referral charged to the financial service providers is a fixed price as pre-agreed in the service contract. Revenue is recognized when the online investors successfully subscribed to investment products from financial service providers.

Interest income

Interest income is recognized over the terms of Loans receivable using the effective interest rate method under ASC Topic 310. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest income or principal. Interest collected upfront at the loan inception is recorded as deferred revenue.

Other

We also charge service fees to individual investors for using the automated investment programs which equal to a certain percentage of the actual return in excess of the expected rate of return from the investments, payable at the end of the investment period. Not application fee is charged to borrowers or individual investors.

Under ASC Topic 606, service fees derived from individual investors using the automated investment programs were initially estimated based on historical experience of returns on similar investment products and current trends. The service fees were recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment programs were due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the individual investors. We record service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur.

Other revenue also includes revenue from guarantee services recognized at the expiry of the guarantee term, penalty fees for loan prepayment and late payment, and service fees for transferring loans between investors on our platform. Under ASC Topic 606, penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between individual investors are recognized when the transfer is completed and service fees are collected from the individual investors.

Accounts receivable and contract assets, net

Contract assets represent our right to consideration in exchange for services that we have transferred to the customer before payment is due. We only recognize accounts receivable and contract assets to the extent that we believe it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310, and from January 1, 2020 ASC Topic 326. We established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers. We evaluate and adjusts its allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary.

Revenue recognized for the years ended December 31, 2018, 2019 and 2020 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated return on investment periods, change of estimated prepayment rate and referral fees was immaterial.

We used practical expedient in applying full retrospective method on completed contracts in transiting to ASC Topic 606. For completed contracts that have variable consideration, we used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

We determine that the acquisition cost paid based on the amount of loan facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the years presented.

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

We account for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020.

Measurement of Share-based Compensation

In September 2016, Jiayin Finance adopted a share incentive plan, or the 2016 Share Incentive Plan. For information regarding the 2016 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2019 Share Incentive Plan.” In September 2016 and October 2018, options to purchase 13,321,500 and 2,851,600 shares of Jiayin Finance were issued pursuant to the 2016 Share Incentive Plan to certain of our employees, respectively, among which 4,848,900 options were subsequently cancelled, 11,324,200 options were outstanding before our initial public offering.

In February 2019, we adopted a share incentive plan, or the 2019 Share Incentive Plan, which became effective upon the completion of our initial public offering in May 2019. For information regarding the 2019 Share Incentive Plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2019 Share Incentive Plan.” In connection with the adoption of 2019 Share Incentive Plan, we cancelled 2,377,000 and 1,169,000 share options granted in September

2016 and October 2018, respectively. In November 2019, we granted four batches options equivalent of 288,000 share options with the exercise price of RMB3.5 per share to employees pursuant to the 2019 Share Incentive Plan. In November, 2020, the Company granted four batches options equivalent of 1,583,000 share options of Jiayin Group with the exercise price of RMB3.5 per share to employees pursuant to the 2019 Plan.

The Company uses a binominal pricing model to estimate the fair value of the above options granted under the 2019 Plan. The model requires the input of subjective assumptions including the estimated expected stock price volatility, dividend yield time to maturity and, the exercise multiple. For expected volatilities, as the length of time has been short since Company went to public, the Company has made reference to the historical price volatilities of several comparable companies in the same industry as the Company. For the exercise multiple, it is based on management’s estimation, which the Company believes is representative of the future exercise pattern of the options. The risk-free rate for periods within the contractual life of the option is based on the China or US Government Bond with maturity similar to the maturity of the options as of valuation.

The following assumptions were applied to estimate the fair value of the options granted in 2018, 2019 and 2020 at the date of grant:

	October 2018	November 2019	November 2020
Average risk-free rate of interest	3.32%	1.57%-1.69%	0.23%-0.60%
Estimated volatility rate	44.32%	42.86%-45.28%	49.74%-53.91%
Exercise multiples	2.8	2.8	2.8
Dividend yield	0.00%	0.00%	0.00%
Time to maturity	4.5 years	0-3 years	0-3 years
Fair value per underlying ordinary share	RMB88.13	RMB53.43	RMB 18.33

Before our initial public offering, determining the fair value of the share options required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty.

After our initial public offering, the closing market price of the underlying shares on the grant date is applied when determining the fair value of ordinary shares.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-11 for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resource

Our primary source of liquidity has been cash provided by operating activities, and funds provided by our shareholders, including through capital contributions and loans from related parties, which has historically been sufficient to meet our working capital and substantially all of our capital expenditure requirements. As of December 31, 2018 and 2019 and 2020, we had RMB41.4 million, RMB122.1 million and RMB117.3million (US$18.0 million), respectively, in cash and cash equivalents. In May 2019, we completed our initial public offering in which we issued and sold an aggregate of 4,025,000 ADSs, representing 16,100,000 class A ordinary shares, resulting in net proceeds to us of approximately US$35.0 million. Our cash and cash equivalents primarily consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated variable interest entities, we only have access to cash balances or future earnings of our consolidated variable interest entities through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

The following table sets forth a summary of our cash flows for the period presented:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(228,368)	26,291	(35,505)	(5,439)
Net cash provided by (used in) investing activities	(16,423)	(234,178)	33,226	5,092
Net cash provided by (used in) financing activities	(433,600)	244,674	10,595	1,624
Cash, cash equivalents and restricted cash at beginning of year	761,332	82,941	122,149	18,720
Cash, cash equivalents and restricted cash at end of year	82,941	122,149	119,320	18,287

Operating Activities

Net cash used in operating activities was RMB35.5 million (US$5.4 million) in 2020, primarily due to net income of RMB250.1 million (US$38.3 million), mainly adjusted for allowance for uncollectible receivables, contract assets, loans receivable and others of RMB77.3 million (US$11.8 million), share-based compensation of RMB30.7 million (US$4.7 million), depreciation and amortization of RMB23.2 million (US$3.5 million), and changes in working capital. Changes in working capital was primarily due to (i) an increase in accounts receivable and contract assets of RMB224.4 million (US$34.4 million) in connection with uncollected service fees, (ii) a decrease in refund liabilities of RMB180.1 million (US$27.6 million) due to the outstanding loan balance of our legacy P2P lending business being reduced to zero in November 2020, partially offset by (i) an increase in tax payables of RMB100.0 million (US$15.3 million), and (ii) a decrease in prepaid expense and other current assets of RMB26.5 million (US$4.1 million).

Net cash provided by operating activities was RMB26.3 million in 2019, primarily due to net income of RMB527.2 million, mainly adjusted for allowance for uncollectible receivables and contract assets of RMB232.2 million, share-based compensation of RMB147.6 million, depreciation and amortization of RMB17.7 million, and changes in working capital. Changes in working capital was primarily due to (i) a decrease in liabilities from investor assurance program of RMB840.5 million due to our payouts in relation to the investor assurance program before our disposal of Shanghai Caiyin in September 2019, and (ii) an increase in accounts receivable and contract assets of RMB82.8 million  in connection with uncollected service fees, partially offset by (i) an increase in tax payables of RMB108.1 million, and (ii) an increase in accrued expenses and other current liabilities of RMB47.7 million.

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

Investing Activities

Net cash provided by investing activities was RMB33.2 million (US$5.1 million) in 2020, primarily due to loan repayments from related parties of RMB 37.4 million (US$5.7 million), partially offset by the purchase of property, equipment and software of RMB 0.8 million (US$0.1 million) and investments in equity investees of RMB3.4 million (US$0.5 million).

Net cash used in investing activities was RMB234.2 million in 2019, primarily due to our loan to related parties of RMB123.9 million and purchase of short-term investment of RMB71.5 million.

Net cash used in investing activities was RMB16.4 million in 2018, primarily due to purchase of property and equipment.

Financing Activities

Net cash provided by financing activities was RMB10.6 million (US$1.6 million) in 2020, primarily due to loans from our related parties of RMB3.1 million (US$0.5 million) and proceeds from exercise of options of 7.0 million (US$1.1 million).

Net cash provided by financing activities was RMB244.7 million in 2019, primarily due to net proceeds from our initial public offering of RMB243.6 million.

Net cash used in financing activities was RMB433.6 million in 2018, primarily due to dividend distributed to shareholders of Jiayin Finance of RMB400.0 million and repayment of RMB104.4 million on loans of Jiayin Credit.

Capital Expenditures

We made capital expenditures of RMB16.9 million, RMB27.6 million and RMB0.8 million (US$0.1 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchase of equipment, including servers, computers and other office equipment, and office renovation. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Jiayin Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, consolidated VIE and its subsidiaries in China. As a result, Jiayin Group Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our subsidiaries, our consolidated VIE and its subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information of the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties and do not assume credit risk in loans facilitated through our platform. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
	Total		Less than 1 Year		1-3 Years		3-5 Years		More than 5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease commitments	5,406	829	3,462	531	1,944	298	—	—	—	—

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dinggui Yan	52	Founder, director and chief executive officer
Chongxian Bai	41	Chief technology officer (since February 2021)
Bei Bai	37	Co-Chief financial officer (since January 2021)
Jin Chen	33	Co-Chief financial officer (since January 2021)
Yifang Xu	43	Director and chief risk officer
Libin Wang	34	Director and vice president of finance
Yuhchang Hwang	66	Independent Director
Meng Rui	53	Independent Director

Mr. Dinggui Yan is our founder, and has served as our director since 2015, and as our chief executive officer since 2016. He has also been the chief executive officer of Niwodai Internet since 2014, and the chairman and general manager of Jiayin Finance since 2011. Prior to founding our company, Mr. Yan served as the general manager of Beijing Tianrongxin Network Safety Technology Co., Ltd. in the region of Zhejiang from 2007 to 2010. From 2000 to 2006, Mr. Yan served as the general manager of Shanghai Tongtian Information Technology Co., Ltd. Mr. Yan received a master’s degree from China Europe International Business School in 2016 and a bachelor’s degree from Xidian University in 1990.

Mr. Chongxian Bai has served as our chief technology officer since February 2021. Prior to that, he was our vice president of technology operations. Mr. Bai has over 15 years of technology leadership experience in internet, virtual reality and financial services. He joined Jiayin in 2013 and led the development of the microservices architecture and information security system, which provided efficient and stable technical support for the Company. Prior to joining the Company, Mr. Bai had held senior technology roles at well-known foreign companies such as Toshiba, NEC, and IBM since 2004. Mr. Bai graduated from Beijing University of Chemical Technology, majoring in electronic information engineering.

Ms. Bei Bai has served as our co-chief financial officer since January 2021. She joined our company as the director of investor relations in August 2018 and became the financial controller later. Prior to joining our company, Ms. Bai held various positions at PricewaterhouseCoopers Zhong Tian LLP, Shanghai Branch from 2006 to 2018, including manager and senior manager. Ms. Bai received her bachelor’s degree in economics from Shanghai University of Finance and Economics in 2006. Ms. Bai is also a member of Chinese Institute of Certified Public Accountants and American Institute of Certified Public Accountants.

Ms. Jin Chen has served as our co-chief financial officer since January 2021. She joined our company as the investment and finance director in September 2019. Prior to joining our company, Ms. Chen served as a coverage banker of TMT sector at Citibank (China) Co., Ltd from 2011 to 2017, leading various capital market deals and launching global finance solutions for Chinese tech giants. Ms. Chen received her MBA from the School of Management, Yale University in 2019, a master’s degree in industrial finance from Zhejiang University in 2011 and a bachelor’s degree in mathematical finance from Zhejiang University in 2009.

Ms. Yifang Xu has served as our director since May 2019. Ms. Xu has been our chief risk officer since July 2018. Prior to joining our company, Ms. Xu worked as a director in risk management department at Ant Financial Services Group from 2016 to 2018, leading various lending business solution consultancy and delivery in risk management to consumer banks and leading fin-tech lending companies. From 2015 to 2016, Ms. Xu served as a chief operating officer at Shanghai Fujin Finance and Information Service Corporation, commonly known as Huasheng Finance. From 2004 to 2015, Ms. Xu held various positions in Capital One Financial Corporation (NYSE: COF) in risk management, product management and distribution channel management with credit card business and direct banking, including senior analyst, manager, senior manager and department director. Ms. Xu received her MBA from Kellogg School of Management, Northwestern University in 2004, a master’s degree in economics from University of International Business and Economics in 2000, and a bachelor’s degree in economics from Nanjing University of Aeronautics and Astronautics in 1997.

Mr. Libin Wang has served as our director since May 2019. Mr. Wang has been our vice president of finance since 2018. He served as a financial supervisor in our company from 2017 to 2018, and as our asset management supervisor from 2015 to 2017. Prior to joining our company, Mr. Wang worked at China Sino-Trans Shipping Agency Shanghai Co., Ltd. and its subsidiaries from 2008 to 2014, responsible for financial-related work. Mr. Wang received his master’s degree in accounting from Fudan University in 2015 and his bachelor’s degree in financial management from Shanghai Second Polytechnic University in 2008.

Mr. Yuhchang Hwang has served as our director since May 2019. Since 2013, Mr. Hwang has been working at China Europe International Business School as a professor in accounting, the department chair in finance and accounting, and a co-director of China Europe International Business School center on China innovation. He has also served as an emeritus professor in Arizona State University since 2013, and served as its assistant professor and a tenured associate professor from 1987 to 1995 and 1995 to 2001, respectively. Since 2015, Mr. Hwang has been an independent director, chair of the compensation committee, and member of the audit committee and strategy committee of Shanghai Jahwa United Co., Ltd. (SSE: 600315), and the chair of its nominating committee since 2018. Mr. Hwang has also worked as an independent director of Red Avenue New Materials Group Co., Ltd. (SSE: 603650) since 2016, and the chair of its audit committee, compensation committee and nominating committee since 2017. Mr. Hwang has also served as an independent director, chair of the compensation committee and member of the audit committee and nominating committee of Opple Lighting Co., Ltd. (SSE: 603515) since 2017. From January 2018 to May 2018, Mr. Hwang worked as an independent director, chair of the compensation committee and member of the audit committee of Chongqing Iron & Steel Company Limited (SEHK: 1053). From 2015 to 2017, Mr. Hwang was as an independent director, chair of the audit committee, and member of the compensation committee and strategy committee of Shanghai Tianji Technology Co., Ltd. (SZSE: 300245). From 2012 to 2018, Mr. Hwang worked as an independent director, chair of the audit committee, and member of the compensation committee and strategy committee of Baoshan Iron & Steel Co., Ltd. (SSE: 600019). Mr. Hwang received his Ph.D. in business administration from University of California, Berkeley in 1987, and a master’s degree in science from National Chengchi University in 1979.

Mr. Meng Rui has served as our director since May 2019. Mr. Rui has been a professor of finance and accounting at China Europe International Business School since 2012, and has held the title of Zhongkun Group chair in finance at China Europe International Business School since 2015. Mr. Rui is also a tenured professor at the Chinese University of Hong Kong and held various positions in the Chinese University of Hong Kong from 2002 to 2012, including a senior research associate of the Institute of Economics and Finance from 2005 to 2012, a deputy director of the Center for Institutions and Governance from 2005 to 2012, and a program director of master of accountancy and executive master of professional accountancy from 2003 to 2012. From 1997 to 2002, Mr. Rui served as a deputy director of the China accounting and finance center at the Hong Kong Polytechnic University. He also serves as an independent director of COSCO Shipping Energy Transportation Co., Ltd. (SEHK: 1138, SSE:600026) since 2016, an independent director and chairman of the audit committee of Shanghai Winner Information Technology Co., Inc. (SZSE: 300609) since 2017, an independent director of Shang Gong Group Co., Ltd. (SSE: 600843) since 2017, an independent director of China Education Group (SEHK: 839) since 2017 and an independent director of Country Garden Service Holding Company Limited (SEHK: 6098) since 2018. From 2015 to 2018, Mr. Rui worked as an independent director of Midea Group Co., Ltd. (SZSE: 000333). Mr. Rui is also a member of various professional committees, including but not limited to American Finance Association, Financial Management Association, American Accounting Association and Hong Kong Securities Institute. He is also a vice president of Hong Kong Financial Engineering Association. Mr. Rui received his Ph.D. in business administration and MBA in 1997 and 1996, respectively, both from University of Houston, a master’s degree in economics from Oklahoma State University in 1993, and a bachelor’s degree in international economics from University of International Relations in 1990.

B.	Compensation

In 2020, we paid an aggregate of RMB6.2 million (US$1.0 million) in cash and benefits to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries, consolidated VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

2019 Share Incentive Plan

In February 2019, we adopted our 2019 Share Incentive Plan, which permits the grant of options to purchase our ordinary shares. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2019 Share Incentive Plan is 54,000,000 initially. In connection with the adoption of 2019 Plan, we cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. As of December 31, 2020, we had granted options to purchase 17,521,506 Class A ordinary shares pursuant to the 2019 Share Incentive Plan. The 2019 Share Incentive Plan was adopted to replace our 2016 Share Incentive Plan. All outstanding options granted under the 2016 Share Incentive Plan have been canceled or replaced with options granted under the 2019 Share Incentive Plan.

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

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price	Grant Date	Option Expiration Date
Chongxian Bai	Chief technology officer	*	RMB3.5	November 25, 2019	November 24, 2029
Bei Bai	Co-Chief financial officer	*	RMB3.5	November 25, 2019	November 24, 2029
Jin Chen	Co-Chief financial officer	*	RMB3.5	November 25, 2019	November 24, 2029
Yifang Xu	Director and chief risk officer	*	RMB3.5	November 25, 2019	November 24, 2029
Libin Wang	Director and vice president of finance	*	RMB3.5	November 25, 2019	November 24, 2029

*	Less than 1% of our outstanding shares.
C.	Board Practices

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

Terms of Directors and Executive Officers

Unless otherwise determined by our company in general meeting, our company shall have not less than three directors, and there shall be no maximum number of directors. Our directors may be elected by an ordinary resolution of our shareholders, or by a resolution of our board of directors (whether to fill a casual vacancy or as an addition to the existing board). Our directors are not subject to a term of office and hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A director may be removed from office by special resolution, notwithstanding anything in our amended and restated memorandum and articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). In addition, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by any applicable law from being a director; or (vi) is removed from office pursuant to any other provision of our amended and restated memorandum and articles of association. The compensation of our directors may be determined by the board of directors or by an ordinary resolution. There is no mandatory retirement age for directors.

Our officers are appointed by and serve at the discretion of our board of directors.

D.	Employees

We had 831, 970 and 894 employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, 685 of our employees were located in Shanghai, 127 in Mexico, and 82 in Indonesia. The following table sets forth the breakdown of our employees as of December 31, 2020 by function:

Functions	Number of Employees
Origination and servicing department	182
General and administrative department	138
Sales and marketing department	390
Research and development department	184
Total	894

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers;
•	each person known to us to beneficially own more than 5% of our ordinary shares.

Our total number of ordinary shares outstanding as of March 31, 2021 was 216,100,000, which includes 54,000,000 ordinary shares held by Dream Glory. L.P. as an entrusted shareholder of shares issued in view of our 2019 Share Incentive Plan, of which 25,446,738 are shares underlying options granted under our 2019 Share Incentive Plan and 28,553,262 are reserved for future issuance. Dream Glory L.P. will not vote such ordinary shares it held at general meetings of our company.

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 216,100,000 outstanding ordinary shares (consisting of 108,100,000 Class A ordinary shares and 108,000,000 Class B ordinary shares) as of March 31, 2021.

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary share on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Dinggui Yan(1)	8,000,000	108,000,000	53.7	91.6
Yifang Xu	*	—	*	*
Libin Wang	*	—	*	*
Chongxian Bai	*	—	*	*
Bei Bai	*	—	*	*
Jin Chen	*	—	*	*
Yuhchang Hwang	—	—	—	—
Meng Rui	—	—	—	—
Directors and Executive Officers as a Group	9,071,040	108,000,000	54.2	91.7
Principal Shareholders:
New Dream Capital Holdings Limited(1)	8,000,000	108,000,000	53.7	91.6
Sunshinewoods Holdings Limited(2)	24,000,000	—	11.1	2.0
Dream Glory L.P.(3)	46,074,768	—	21.3	—

*	Beneficially owns less than 1% of our total outstanding shares.
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

(1)

Represents 8,000,000 Class A ordinary shares and 108,000,000 Class B ordinary shares held by New Dream Capital Holdings Limited, or New Dream, a limited liability company established in the British Virgin Islands. New Dream is wholly owned by Mr. Dinggui Yan and Mr. Dinggui Yan is the sole director of New Dream. The registered address of New Dream is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The 116,000,000 ordinary shares held by New Dream was designated into Class B ordinary shares on a one-for-one-basis upon the completion of our initial public offering. In 2020, 8,000,000 Class B ordinary shares were converted into Class A ordinary shares.

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

As of March 31, 2020, a total of 6,506,308 ADSs, representing 26,025,232 Class A ordinary shares, were held by holders of record in the United States, representing approximately 12.0 % of our total outstanding shares. None of our outstanding Class B ordinary shares were held by holders of record in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Jiayin Zhuoyue and Jiayin (Shanghai)

We engaged Jiayin Zhuoyue to refer investors to us and engaged Jiayin (Shanghai) to refer borrowers to us through its offline network, and we also collaborated with Jiayin (Shanghai) in connection with our offline-to-online borrower acquisition channel prior to August 2018. Jiayin Zhuoyue also assists us to provide certain value-added services to our investors with higher VIP levels. We pay Jiayin Zhuoyue and Jiayin (Shanghai) referral service fees. Jiayin (Shanghai) also collected loan facilitation service fees on behalf of the Company from customers. Jiayin Zhuoyue and Jiayin (Shanghai) are both controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

We incurred RMB78.0 million, RMB81.2 million and RMB55.2 million (US$8.5 million) of referral service fees to Jiayin Zhuoyue in 2018, 2019 and 2020, respectively. We incurred RMB2.5 million, RMB6.5 million and RMB9.0 million (US$1.4 million) of referral service fees to Jiayin (Shanghai) in 2018, 2019and 2020, respectively.

Amounts due to Jiayin Zhuoyue and Jiayin (Shanghai) decreased from RMB8.2 million as of December 31, 2018 to RMB0.7 million as of December 31, 2019, and increased to RMB5.6 million (US$0.9 million) as of December 31, 2020.

Transactions with Jiayin Credit

We engaged Jiayin Credit to conduct onsite credit information collection and verification for our borrowers referred by our offline partners. Jiayin Credit also serves as one of our data sources that provide us credit data for risk management. Jiayin Credit is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

We incurred RMB10.5 million and RMB0.2 million of fees to Jiayin Credit in connection to the credit services in 2018 and 2019, respectively. All service fees payable to Jiayin Credit were fully paid in 2018 and 2019.

In addition, Jiayin Credit made certain payments on behalf of us. In 2018 and 2019, Jiayin Credit made payments with net amounts of RMB70.8 million and RMB79,794 on behalf of us in 2018 and 2019 free of interest to support our working capital management. The largest outstanding balance of the loan in relation to the payments made during 2019 was RMB79,794 on November 11, 2019.

Transactions with Shanghai Jiayin

Shanghai Jiayin is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. In 2018, Shanghai Jiayin rent certain office space to us and charged us annual rental fees of RMB13.8 million, which was fully paid in 2018 and we continued to rent such space for annual rental fees and other related service fees of RMB8.3 million in 2019, which was fully paid in 2019. In 2020, we continued to rent such space for annual and other related fees of RMB5.8 million (US$0.9 million), which was fully paid in 2020.

Transactions with Kailiantong Payment Service Co., Ltd. (“Kailiantong”)

We engaged Kailiantong, a licensed third-party payment processing company, to process certain payments in the course of our business and paid them transaction processing fees since 2017. In addition, we also provided referral service to Kailiantong and charged loan facilitation fee from Kailiantong in 2019. Kailiantong is a consolidated subsidiary of China Smartpay, on which Mr. Dinggui Yan, our founder, director and chief executive officer once was capable of exercising significant influence. Kailiantong provided such payment processing services of RMB2.3 million in 2019, respectively. In 2020, we charged RMB6.2 million (US$1.0 million) from Kaililantong for the services provided. Our Founder, Mr. Dinggui Yan, disposed certain percentage of China Smartpay’s equity in September 2020. As such, Kailiantong is no longer our related party as of December 31, 2020.

Transactions with Limahui Technology Co., Ltd (“Limahui”)

We engaged Limahui, an internet catering service company, to provide internet catering service for employees of the Company.

Limahui was the entity influenced by Mr. Zhang in the first three quarters of 2020. We incurred RMB0.4 million (US$0.1 million) of fees to Limahui in 2020, all service fees payable to Limahui were fully paid in 2020.

Loans with related parties

In 2019, we provided loans to China Smartpay with a total amount of RMB119.9 million with an interest rate of 9% for one year. Mr. Dinggui Yan, our founder, director and chief executive officer currently holds 29.8% of the shares of China Smartpay and is capable of exercising significant influence over it. As of December 31, 2020, the outstanding loan balance including principal and interests had been settled with consideration of the acquisition with Keen Best (See Note 7) together with cash repayment.

During 2019, we also provided loans to GAYANG (HongKong) Co., Limited, Shanghai Jiayin and Shanghai Jiajie Assets Management Co., Ltd. for their daily operation free of interest. All of the three companies are controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. The total amount of such loans were around RMB3.4 million (US$0.5 million) and the loans have been collected as of December 31, 2020.

In 2019, we entered into a loan contract with SG Fintech Joint Stock Company, pursuant which we provided a total amount of RMB0.6 million to SG Fintech Joint Stock Company for an interest rate of 0.5%. SG Fintech Holding Joint Stock Company is our joint venture with Vietnam local partners and we held 49.0% equity interest in it. SG Fintech Joint Stock Company is a subsidiary of SG Fintech Holding Joint Stock Company. As of December 31, 2020, the loan was fully repaid.

We also obtained certain loans from Jiayin Financial Leasing (Shanghai) Co., Ltd., which is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer, for our daily operation with a total amount of RMB150,000 (US$22,989) free of interest. As of December 31, 2020, the loans have been fully collected.

In 2020, our subsidiary, Aguila Information, S.A.P.I. de C.V. (“Aguila Information”) entered into several loan contracts with its minority shareholders. The loans with a total amount of RMB3.1 million (US$0.5 million) will be due on September 30, 2022 with annual interest rate of 3%.

In 2020, we provided loans to minority shareholders of the subsidiary company Thanh Cong Biz Link Joint Stock Company (“Biz link”), for the investment and establishment of the Biz link, which are non-interest bearing, unsecured, and due on demand. As of December 31, 2020, the outstanding loan balance was RMB0.4 million (US$0.1 million).

In 2020, we provided loans to the director of the subsidiary PT. Jayindo Fintek Pratama since November 2020 with principal of RMB99.3 thousand (US$15.2 thousand) and annual interest rate of 6%. As of December 31, 2020, the outstanding loan balance was RMB79.0 thousand (US$12.1 thousand) and will be repaid in 36 equal monthly installments.

Transactions with Keen Best

On March 13, 2020, our wholly owned subsidiary Geerong (HK) and another independent purchaser entered into a share purchase agreement with China Smartpay, pursuant to which, among others, Geerong (HK) agreed, subject to certain conditions, to acquire 35 ordinary shares of Keen Best, representing 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay. Mr. Dinggui Yan, our founder, director and chief executive officer beneficially owns approximately 29.8% equity interest in China Smartpay. This acquisition was closed in September 2020. The purchase price for the Shares is HK$105,000,000, which has been settled by offsetting against the receivables held by the Company from Smartpay.

Transactions with Shanghai Zhundian

Shanghai Zhundian Enterprise Service Co., Ltd.("Shanghai Zhundian")(formerly known as “Shanghai Limahui E-Commerce Co., Ltd”) was a related party controlled by Yan Dinggui, the Chairman of Jiayin Group during the period of January, 2020 to April, 2020. On April 22, 2020, Shanghai Zhundian was acquired by Jiayin Finance, and becomes a wholly-owned subsidiary of Jiayin Group Inc. The consideration is nil, and the Group recorded RMB 3,000 in APIC as it is a combination under common control and the net assets of Shanghai Zhundian on the acquisition date was RMB 3,000.

Transactions with Shanghai Bweenet

On April 1, 2021, Shanghai Jiayin Finance Technology Co., Ltd. (“Jiayin Finance”), a wholly consolidated variable interest entity of us entered into a framework acquisition agreement (the “SPA”) with Shanghai Bweenet and its shareholders, pursuant to which, Jiayin Finance agreed, subject to certain conditions, to subscribe for certain equity interests of Shanghai Bweenet and acquire certain equity interests held by current shareholders of Shanghai Bweenet, for an aggregate consideration of RMB95.0 million(US$14.6 million). Following the completion of the proposed transaction, Jiayin Finance will own 95% of the equity interests of Shanghai Bweenet. The consideration will be paid in several installments, subject to certain conditions. The closing of the proposed transaction is subject to the certain customary conditions, including completion of satisfactory due diligence.

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

Legal Proceedings

On September 11, 2020, a securities class action complaint was filed against us and our officers and directors in the Supreme Court of the State of New York, County of New York.  An amended complaint was filed on February 1, 2021, which added as defendants the underwriters for our initial public offering.  The plaintiff asserted claims under Sections 11 and 15 of the Securities Act of 1933 based on purported misstatements and omissions in Form F-1 registration statement for our initial public offering. The plaintiff brought his claims individually and on behalf of all other persons who acquired our American Depositary Shares pursuant and/or traceable to our initial public offering, and seeks compensatory damages, rescission, injunctive relief, and costs and expenses, including attorneys’ fees and expert fees in unidentified amounts. On April 2, 2021, we, one of the underwriters for our initial public offering and certain of our directors and officers filed a joint motion to dismiss the plaintiff’s amended complaint in its entirety and with prejudice.  The plaintiff’s opposition to the motion to dismiss is due June 1, 2021, and the motion is scheduled to be fully briefed on July 16, 2021.

Other than the foregoing, we are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Any dividend declared on our ordinary shares shall be payable equally to holders of Class A and Class B ordinary shares. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

General

All of our outstanding Class A and Class B ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits or share premium, provided that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business.

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

Voting Rights

In respect of all matters subject to a shareholders’ vote, each registered holder of Class A ordinary shares is entitled to one vote per share, and each registered holder of Class B ordinary shares is entitled to ten votes per share. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together on all resolutions submitted to a shareholders’ vote. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or by one or more shareholders present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) who together hold shares which carry in aggregate not less than ten percent of the votes attaching to all issued and outstanding shares of our company that carry the right to vote at the general meeting. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

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

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with limited liability incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time the share capital is divided into different classes of shares, all or any of the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to the shares of that class, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to the shares of that class or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or otherwise rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than a right to receive copies of our memorandum and articles of association), special resolutions of our shareholder and our registered of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

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

Subject to the Companies Act, our shareholders may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations Relating to Foreign Exchange.”

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

People’s Republic of China Tax Considerations

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules of the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. If the PRC tax authorities deem our company or any of our overseas subsidiaries as a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. We or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and any gains realized by our non-PRC enterprise shareholders on the transfer of ADS or Class A ordinary shares are also subject to a withholding tax rate of 10%. The withholding tax rate could potentially increase to 20% on dividends we pay to our non-PRC individual shareholders and any gains realized by such non-PRC individual shareholders on the transfer of ADS or Class A ordinary shares. These rates may be reduced by an applicable tax treaty.

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

United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or Class A ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the United States federal estate, gift, Medicare, or alternative minimum tax considerations, or any state, local or non-United States tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. Except as specifically described below, this discussion does not address any of the consequences of holding our ADSs or Class A ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, including withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold our ADSs or Class A ordinary shares), and does not describe any tax consequences arising in respect of the Foreign Account Tax Compliance Act, or FATCA regime.

This discussion applies only to a United States Holder (as defined below) that holds our ADSs or Class A ordinary shares as capital assets for United States federal income tax purposes (generally, property held for investment). The discussion neither addresses the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations, such as:

•	banks and certain other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	brokers or dealers in stocks and securities, or currencies;

•	persons that use or are required to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States subject to Section 877 of the Code;
•	entities subject to the United States anti-inversion rules;
•	tax-exempt organizations or entities (including private foundations);
•	persons whose functional currency is other than the United States dollar;
•	persons holding ADSs or Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our total voting power or value;
•	persons who acquired ADSs or Class A ordinary shares pursuant to the exercise of an employee equity grant or otherwise as compensation;
•	partnerships or other pass-through entities, or persons holding ADSs or Class A ordinary shares through such entities;
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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of the ADSs or Class A ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (as defined in the Code) have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and nature and composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2020, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any determination we make. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

We will be a PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

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

Although the law in this regard is unclear, we treat our consolidated VIE and its subsidiaries as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of these entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIE and its subsidiaries for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC for one or more taxable years.

Changes in the value of our assets and/or the nature and composition of our income or assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or Class A ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generated from our operations and raised in any offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be more likely to be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for one or more taxable years.

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to such ADSs or Class A ordinary shares. If such election is made, you will be deemed to have sold such ADSs or Class A ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from a sale or other taxable disposition of our ADSs or Class A ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year during which your holding period for our ADSs or Class A ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of our ADSs or Class A ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or Class A ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or Class A ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, as long as our ADSs remain listed on the Nasdaq and are regularly traded, and you are a holder of such ADSs, we expect that the mark-to-market election would be available to you if we were a PFIC, but no assurances are given in this regard.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. United States Holders should consult their tax advisors regarding the availability of the mark-to-market election, and whether making the election would be advisable in such United States Holder’s particular circumstances.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, if we were a PFIC for any taxable year, a United States Holder that makes a mark-to-market election with respect to our ADSs may continue to be subject to the tax and interest charges under the general PFIC rules with respect to such United States Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, if we were a PFIC, you would be able to make a qualified electing fund election with respect to our ADSs or Class A ordinary shares only if we agreed to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election if we were a PFIC.

A United States Holder that holds our ADSs or Class A ordinary shares in any year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require.

You are strongly encouraged to consult your tax advisors regarding the application of the PFIC rules to an investment in our ADSs or Class A ordinary shares and the availability, application and consequences of the elections discussed above.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs should not be subject to United States federal income tax.

Dividends and Other Distributions on our ADSs or Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own our Class A ordinary shares, or by the depositary, if you own our ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

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

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the Class A ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying Class A ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay, if any, on the Class A ordinary shares that are represented by our ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information— Information—E. Taxation—People’s Republic of China Tax Considerations”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or Class A ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) or if such United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to our ADSs or Class A ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Any PRC withholding taxes imposed on dividends paid to you with respect to our ADSs or Class A ordinary shares (at a rate not exceeding the applicable rate provided in the United States–PRC income tax treaty in the case of a United States Holder that is eligible for the benefits of such treaty) generally will be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to our ADSs or Class A ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income, or in certain cases, general category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of our ADSs or Class A Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your tax basis in our ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held our ADSs or Class A ordinary shares for more than one year currently are eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or Class A ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of our ADSs or Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Tax Considerations”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

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

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ADSs or Class A ordinary shares as is necessary to identify the class or issue of which our ADSs or Class A ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$50,000.

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

Foreign Currency Risk

Substantially all of our revenues and our expenses are denominated in Renminbi. The functional currency of our company, Jiayin Group Inc. is the U.S. dollar. The functional currency of our subsidiaries in the PRC, our VIE and its subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. From August 11, 2015 until the end of 2016, the Renminbi depreciated against the U.S. dollar by approximately 10%. During 2018, the Renminbi depreciated approximately by 5% against the U.S. dollar. During 2019, the Renminbi depreciated approximately by 1% against the U.S. dollar, and during 2020, the Renminbi appreciated approximately by 6% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

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

•Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A Ordinary Share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued

•Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

•Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

•Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

•Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

•ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

•Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason).	Up to U.S. 5¢ per ADS (or fraction thereof) transferred.

•Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs into freely transferable ADSs, and vice versa).

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

A.—D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

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

For the period from May 9, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2020, we used approximately US$30.2 million for strategic acquisitions and investment as well as the development of our overseas business. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of December 31, 2020, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Two material weaknesses related to:

•	Our lack of sufficient accounting staff with U.S GAAP knowledge and SEC reporting experience related to the accounting and reporting of complex transactions;
•

Our lack of formal risk assessment process and internal control framework over financial reporting. We lack a formal group-wide risk assessment process to identify, assess, address or mitigate the risks identified and internal control over financial reporting framework to maintain effective internal controls within the organization, which may increase risk of error, fraud, misstatement of financial reporting, or even non-compliance with related regulations for a U.S. listed Group.

        In response to the identified material weaknesses, we have implemented the following measures to address the material weaknesses that have been identified, including (i) participating in trainings and seminars provided by professional services firms on a regular basis, (ii) providing internal training to our current accounting team on U.S. GAAP knowledge, (iii) hiring a new reporting officer and an additional financial reporting manager with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters, (iv) setting up a systematic accounting manual for U.S. GAAP and financial closing process and (v) hiring experienced internal auditors and setting up the internal audit department. We are also in the process of implementing the following measures, including (i) perform self-assessment of internal control effectiveness on a continuous basis, and (ii) engaging professional service companies to help implement SOX 404 compliance together with the establishment of internal audit function.

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

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in December 2018. We have posted a copy of our code of business conduct and ethics on our website at https://ir.jiayin-fintech.com/.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Bernstein & Pinchuk LLP, our principal external auditors, for the periods indicated.

	2019	2020
	(US$’000)
Audit Fee
Predecessor auditor	1,180	560
Auditor	—	600

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 8th, 2021, we appointed Marcum Bernstein & Pinchuk LLP, or MBP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ending December 31, 2020 with the approval of our audit committee and board of directors.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, has served as our independent registered public accounting firm since 2018, and the reports of Deloitte our consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principle. During the whole service period, there has been no disagreements between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Deloitte would have caused them to make reference to the disagreements in their audit reports.

During our fiscal years ended December 31, 2018 and 2019 and until the engagement of MBP, neither we nor anyone on our behalf has consulted with MBP on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to the us by MBP which MBP concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq that listed companies must have: (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; (iii) a nominating and corporate governance committee composed entirely of independent directors; and (iv) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Also, our home country practice does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year and does not require us to seek shareholder approval for amending our share incentive plans. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

2.4	Description of Securities

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

Exhibit Number	Description of Document

4.8

Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Yuanle Wu and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.9

Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.10

Exclusive Call Option Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Dinggui Yan, Guanglin Zhang, Yuanle Wu, Shanghai Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.11

Exclusive Consultation and Service Agreement between Shanghai Jiayin Finance Technology Co., Ltd. and Shanghai Kunjia Technology Co., Ltd., dated June 29, 2018 (English Translation) (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.12

Collaboration Agreement between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Niwodai Internet Finance Information Services Co., Ltd., dated December 1, 2015 (English Translation) (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.13

Equity Transfer Agreement concerning Shanghai Caiyin Asset Management Co., Ltd. among Shanghai Jiayin Finance Services Co., Ltd., Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. and Shanghai Niwodai Internet Finance Information Services Co., Ltd. dated September 16, 2019 (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.14

Supplementary Agreement to Collaboration Agreement dated December  1, 2015 between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Niwodai Internet Finance Information Services Co., Ltd., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.15

Agreement among Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd., Shanghai Niwodai Internet Finance Information Services Co., Ltd. and Shanghai Jiayin Finance Services Co., Ltd. dated October 16, 2019 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on October 24, 2019)

4.16

Framework Acquisition Agreement among Shanghai Jiayin Finance Technology Co., Ltd., Shanghai Bweenet Network Technology Co., Ltd., Tang Chuanfa, Liu Ning, Wang Peiqiong, Zhao Wu and Cui Junying dated April 1, 2021 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on April 5, 2021)

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

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Co-Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3*	Certification by Co-Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Co-Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.3**	Certification by Co-Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Maples and Calder (Hong Kong) LLP
15.3*	Consent of King & Wood Mallesons
15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP
15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated April 30, 2021

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jiayin Group Inc.

By:	/s/ Dinggui Yan

Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

Date: April 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jiayin Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jiayin Group Inc. (the “Company”) as of December 31, 2020, the related consolidated statements of comprehensive income, shareholders’ deficit and cash flows for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2021.

Beijing, China
April 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Jiayin Group Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jiayin Group Inc.and its subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of comprehensive income, changes in shareholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes and financial statement schedule in Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, are in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 30, 2020

We began serving as the Company's auditor in 2018. In 2020, we became the predecessor auditor.

JIAYIN GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

(Amounts in thousands, except for share and per share data)

	2019	2020
	RMB	RMB	US$
			(Note 2(h))
ASSETS
Cash and cash equivalents	122,149	117,320	17,980
Restricted cash	—	2,000	307
Amounts due from related parties	130,722	542	83
Accounts receivable and contract assets, net (net of allowance for credit losses of RMB 60,679 and nil as of December 31, 2019 and 2020, respectively)	139,164	158,064	24,224
Loans receivable, net (net of allowance for credit losses of nil and RMB 27,700 as of December 31, 2019 and 2020, respectively)	—	31,296	4,796
Short-term investment , net	69,618	—	—
Prepaid expenses and other current assets	91,002	61,289	9,393
Deferred tax assets , net	68,292	40,935	6,274
Property and equipment , net	39,084	19,449	2,981
Right-of-use assets	37,215	6,926	1,061
Long-term investment	3,826	87,551	13,418
TOTAL ASSETS	701,072	525,372	80,517
LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Parent Company (Note 2(b)):
Payroll and welfare payables	48,524	58,288	8,933
Amounts due to related parties	872	8,785	1,346
Refund liabilities	180,104	—	—
Tax payables	179,421	279,383	42,817
Accrued expenses and other current liabilities	158,705	70,954	10,875
Other payable related to the disposal of Shanghai Caiyin	839,830	566,532	86,825
Lease liabilities	35,215	5,195	796
TOTAL LIABILITIES	1,442,671	989,137	151,592
Commitments and Contingencies (Note 15)
SHAREHOLDERS’ DEFICIT
Class A ordinary shares (US$ 0.000000005 par value; 100,100,000 and 108,100,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)[1]	0	0	0
Class B ordinary shares (US$ 0.000000005 par value; 116,000,000 and 108,000,000 shares issued and outstanding as of December 31, 2019 and 2020, respectively)[1]	0	0	0
Additional paid-in capital	777,408	818,042	125,370
Accumulated deficit	(1,519,731)	(1,266,848)	(194,153)
Accumulated other comprehensive income (loss)	469	(12,817)	(1,964)
Total Jiayin Group shareholder’s deficit	(741,854)	(461,623)	(70,747)
Noncontrolling interests	255	(2,142)	(328)
TOTAL SHAREHOLDERS’ DEFICIT	(741,599)	(463,765)	(71,075)
TOTAL LIABILITIES AND DEFICIT	701,072	525,372	80,517

The accompanying notes are an integral part of these consolidated financial statements.

1.	The total shares authorized for both Class A and Class B are 10,000,000,000,000

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note 2(h))
Net revenue (including revenue from related parties of nil, RMB 1,761, and RMB 6,209 for 2018, 2019 and 2020, respectively)	2,881,940	2,230,176	1,300,160	199,258
Operating cost and expenses:
Origination and servicing	(401,679)	(425,565)	(239,199)	(36,659)
Sales and marketing	(726,582)	(606,049)	(375,063)	(57,481)
General and administrative	(150,465)	(230,248)	(154,963)	(23,749)
Research and development	(184,302)	(201,404)	(151,550)	(23,226)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(265,978)	(232,241)	(77,278)	(11,843)
Provision for assets and liabilities from the investor assurance program	(467,728)	—	—	—
Total operating cost and expenses	(2,196,734)	(1,695,507)	(998,053)	(152,958)
Income from operations	685,206	534,669	302,107	46,300
Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin	—	—	117,021	17,934
Impairment of short-term investment	—	—	(67,169)	(10,294)
Interest income	169	5,720	7,716	1,183
Other income, net	20,298	23,425	6,711	1,029
Income before taxes and income from investment in affiliates	705,673	563,814	366,386	56,152
Income tax expense	(93,915)	(37,007)	(108,811)	(16,676)
Income (loss) from investment in affiliates	—	378	(7,509)	(1,151)
Net income	611,758	527,185	250,066	38,325
Net loss attributable to noncontrolling interest shareholders	—	(562)	(2,817)	(432)
Net income attributable to Jiayin Group Inc.	611,758	527,747	252,883	38,757
Net income per share:
- Basic	3.06	2.51	1.17	0.18
- Diluted	3.06	2.51	1.17	0.18
Weighted average shares used in calculating net income per share:
- Basic	200,000,000	210,409,863	216,100,000	216,100,000
- Diluted	200,000,000	210,409,863	216,100,000	216,100,000
Net income	611,758	527,185	250,066	38,325
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	—	471	(13,366)	(2,048)
Comprehensive income	611,758	527,656	236,700	36,277
Comprehensive loss attributable to noncontrolling interests	—	(560)	(2,897)	(444)
Total comprehensive income attributable to Jiayin Group Inc.	611,758	528,216	239,597	36,721

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total shareholder‘s deficit
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	84,000,000	0	116,000,000	0	327,694	(2,259,236)	—	—	(1,931,542)
Net income	—	—	—	—	—	611,758	—	—	611,758
Dividend distributed to shareholders	—	—	—	—	—	(400,000)	—	—	(400,000)
Share-based compensation	—	—	—	—	67,778	—	—	—	67,778
Balance at December 31, 2018	84,000,000	0	116,000,000	0	395,472	(2,047,478)	—	—	(1,652,006)
Shares issued in initial public offering (“IPO”)	16,100,000	—	—	—	234,354	—	—	—	234,354
Capital contribution from noncontrolling interest shareholders	—	—	—	—	—	—	—	815	815
Net income	—	—	—	—	—	527,747	—	(562)	527,185
Foreign currency translation adjustments	—	—	—	—	—	—	469	2	471
Share-based compensation	—	—	—	—	147,582	—	—	—	147,582
Balance at December 31, 2019	100,100,000	0	116,000,000	0	777,408	(1,519,731)	469	255	(741,599)
Capital contribution from noncontrolling interest shareholders	—	—	—	—	—	—	—	500	500
Net income	—	—	—	—	—	252,883	—	(2,817)	250,066
Share-based compensation	—	—	—	—	30,652	—	—	—	30,652
Exercise of share options	—	—	—	—	6,982	—	—	—	6,982
Business combination under common control	—	—	—	—	3,000	—	—	—	3,000
Conversion of Class B Ordinary Share to Class A Ordinary Share	8,000,000	0	(8,000,000)	(0)	—	—	—	—	(0)
Foreign currency translation adjustments	—	—	—	—	—	—	(13,286)	(80)	(13,366)
Balance at December 31, 2020	108,100,000	0	108,000,000	(0)	818,042	(1,266,848)	(12,817)	(2,142)	(463,765)

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
				(Note2(h))
Cash flows from operating activities
Net income for the year	611,758	527,185	250,066	38,325
Adjustments to reconcile net income to net cash flows from operating activities:
Allowance for uncollectible receivables, contract assets, loans receivable and others	265,978	232,241	77,278	11,843
Share-based compensation	67,778	147,582	30,652	4,698
Depreciation and amortization	11,300	17,710	23,158	3,549
Gain from disposal of property, equipment and software	(18)	—	—	—
(Income) Loss from investment in affiliates	—	(378)	7,509	1,151
Impairment of short-term investment	—	—	67,169	10,294
Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin	—	—	(117,021)	(17,934)
Business combination under common control	—	—	3,000	460

Changes in operating assets and liabilities:
Assets from the investor assurance program	264,751	5,340	—	—
Accounts receivable and contract assets	(6,616)	(82,824)	(224,408)	(34,392)
Loans receivable	—	—	(58,982)	(9,039)
Prepaid expenses and other current assets	31,242	(35,186)	26,538	4,067
Amount due from/to related parties	500,845	10,100	10,039	1,539
Deferred tax assets	(17,637)	(61,654)	27,357	4,193
Operating lease right-of-use assets	—	9,626	30,289	4,642
Liabilities from the investor assurance program	(1,470,052)	(840,472)	—	—
Other guarantee liabilities	(697,168)	(4,060)	—	—
Payroll and welfare payables	5,176	(60,374)	9,764	1,496
Tax payables	218,187	108,055	99,962	15,320
Refund liabilities	(71,613)	15,505	(180,104)	(27,602)
Accrued expenses and other current liabilities	57,721	47,692	(87,751)	(13,448)
Operating lease liabilities	—	(9,797)	(30,020)	(4,601)
Net cash (used in) provided by operating activities	(228,368)	26,291	(35,505)	(5,439)
Cash flows from investing activities
Purchase of property, equipment and software	(16,889)	(27,608)	(848)	(130)
Investments in equity investees	—	(3,540)	(3,378)	(518)
Disposal of a subsidiary, net of cash disposed of RMB 7,606	—	(7,606)	—	—
Purchase of short-term investment	—	(71,477)	—	—
Sale of property, equipment and software	466	—	1	—
Loans to related parties	(11,550)	(123,947)	79	12
Repayments from related parties	11,550	—	37,372	5,728
Loans to third parties	—	(14,000)	—	—
Repayments from loan to third parties	—	14,000	—	—
Net cash (used in) provided by investing activities	(16,423)	(234,178)	33,226	5,092
Cash flows from financing activities
Loans from related parties	70,765	230	3,113	477
Contribution from noncontrolling shareholders of subsidiaries	—	815	500	77
Repayments to related parties	(104,365)	—	—	—
Dividend distributed to shareholders	(400,000)	—	—	—
Proceeds from exercise of options	—	—	6,982	1,070
Net proceeds from issuance of ordinary shares, net of issuance cost of RMB 30,234	—	243,629	—	—
Net cash (used in) provided by financing activities	(433,600)	244,674	10,595	1,624
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	2,421	(11,145)	(1,710)
Net change in cash, cash equivalents and restricted cash	(678,391)	39,208	(2,829)	(433)
Cash, cash equivalents and restricted cash at beginning of the year	761,332	82,941	122,149	18,720
Cash, cash equivalents and restricted cash at end of the year	82,941	122,149	119,320	18,287
Supplemental disclosure of cash flow information:
Income taxes paid, net	33,773	55,581	162	25
Supplemental disclosure of non-cash investing activities:
Disposal consideration settled by service fee collected on behalf of the Company (see Note 8)	—	238,857	156,276	23,950
Investment consideration settled by loan due from related party	—	—	(91,957)	(14,093)
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	41,441	122,149	117,320	17,980
Restricted cash	41,500	—	2,000	307
Total cash, cash equivalents and restricted cash	82,941	122,149	119,320	18,287

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Jiayin Group Inc. (the “Parent Company”) is an exempted company incorporated with limited liabilities in the Cayman Islands under the laws of the Cayman Islands in December 2017.

The Parent Company and its subsidiaries provide individual finance services in the People’s Republic of China (“PRC”) by connecting institutional funding partners and individual investors with borrowers through a proprietary internet platform. The Company operates in an evolving regulatory environment and has been adjusting its business model to stay in compliance with regulatory requirements during the years presented. The Company historically has focused on connecting individual borrowers with individual investors. Since the third quarter of 2019, the Company also began to cooperate with institutional funding partners. Its investor assurance program also evolved over time as part of the transformation of its business model. See Note 2(k). During 2020, the Company was actively expanding business in overseas markets. The Company operates lending business by using its own funds in Indonesia and Mexico to extend small credit loans to individual borrowers.

History of the Company

The Company began the operations mainly through its PRC entities in 2015. In September 2015, Shanghai Jiayin Finance Technology Co., Ltd (“Jiayin Finance”) formed a wholly-owned subsidiary Shanghai Niwodai Internet Finance Information Services Co., Ltd. (“Niwodai Internet”) to develop online individual finance services.

In September 2015, Shanghai Caiyin Asset Management Co., Ltd (“Shanghai Caiyin”) was established by Mr. Yan (the “ Founder”) to provide the guarantee services to the loans facilitated through Niwodai Internet. Shanghai Caiyin deemed as the variable interest entity (see Note 2(b)) of the Company started from 2015 to 2019, provided the guarantee service to the loans funded by individual investors facilitated through Niwodai Internet. Such guarantee service was ceased since April 28, 2018. In December 2015, Shanghai Caiyin acquired the servicing rights and obligations of all outstanding loan contracts facilitated by Shanghai Niwodai Finance Information Co., Ltd. (“Niwodai Finance”), an entity providing offline individual finance services controlled by the Founder, as well as the obligation to continue to provide guarantee on those loans through the investor assurance program that was previously managed by Niwodai Finance. The Company recorded a guarantee liability in connection with the transaction of RMB 2.9 billion as “other guarantee liabilities” in the consolidated balance sheet related to the acquisition. The liability has fully depleted in 2019.

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

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

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

As of December 31, 2020 the Parent Company’s significant subsidiaries and its consolidated VIEs are as follows:

Name	Date of incorporation/ establishment or acquisition	Place of incorporation/ establishment	Percentage of direct or indirect ownership	Principal activities
Subsidiaries
Jiayin Holdings Limited	January 2018	BVI	100%	Investment Holding
Geerong (HK) Limited (formerly known as “Jiayin (HK) Limited”)	January 2018	Hong Kong	100%	Investment Holding
Jiayin Southeast Asia Holdings Limited	February 2018	BVI	100%	Investment Holding
Shanghai Kunjia Technology Co., Ltd.	June 2018	Shanghai	100%	Investment Holding
Geerong Yunke Information Technology Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Geerong Yun (Shanghai) Enterprise Development Co., Ltd.	September 2019	Shanghai	100%	Technology development and consumer finance services
Shanghai Chuangzhen Software Co., Ltd.	April 2020	Shanghai	100%	Technology service
Aguila Information, S.A.P.I. de C.V.	January 2020	Mexico	51%	Lending business
PT. Jayindo Fintek Pratama	April 2020	Indonesia	85%	Lending business

VIEs
Shanghai Jiayin Finance Technology Co., Ltd.	June 2015	Shanghai	100%	Technology service
Shanghai Jiajie Internet Finance Information Services Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Shanghai Niwodai Internet Finance Information Services Co., Ltd.	September 2015	Shanghai	100%	Technology development and consumer finance services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

The accompanying consolidated financial statements of the Parent Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company has been historically operating with negative working capital. The aggregated amount of cash and cash equivalents, accounts receivable and contract assets, loans receivable, and prepaid expenses and other current assets, was less than the aggregated amount of liabilities from payroll and welfare payables, amounts due to related parties, tax payables, accrued expenses and other current liabilities, and current portion of lease liabilities by RMB 46,899 as of December 31, 2020. Although the Company had the net cash outflows from operating activities was RMB 35,505 for the year ended December 31, 2020 the net income was RMB 250,066 for the years ended December 31, 2020. As of December 31, 2020, the Company had shareholders’ deficit of RMB 461,623. As of December 31, 2020, the Company had cash and cash equivalents of RMB 117,320. The Company regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term.

Based on the Company’s existing cash and cash equivalents and current assets, and cash flow projections from operating activities, the Company believes that it will be able to meet its payment obligations and other commitments for at least the next 12 months.
(b)	Principles of consolidation

The consolidated financial statements include the financial information of the Parent Company, its wholly owned subsidiaries and its consolidated VIEs. All intercompany balances and transactions have been eliminated upon consolidation.

Variable interest entity

The VIE Arrangement with Shanghai Caiyin

In September 2015, Shanghai Caiyin Asset Management Co., Ltd (“Shanghai Caiyin”) was established by Mr. Yan (the “Founder”) to provide the guarantee services to the loans facilitated through Niwodai Internet. Upon formation, Shanghai Caiyin entered into an agreement with Niwodai Internet through which Niwodai Internet has the power to direct the activities that most significantly affects the economic performance of Shanghai Caiyin and would be able to receive the economic benefits of Shanghai Caiyin that could be significant to Shanghai Caiyin. Therefore, Niwodai Internet was considered the primary beneficiary of Shanghai Caiyin and consolidated Shanghai Caiyin.

Pursuant to this amendment agreement entered between Niwodai Internet and Shanghai Caiyin as part of the business transformation of the Company, starting from September 1, 2019, Niwodai Internet was no longer considered as the primary beneficiary of Shanghai Caiyin and Shanghai Caiyin was deconsolidated by the Company.

On September 16, 2019, Shanghai Caiyin was disposed to a third-party company, Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”) (See Note 8).

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

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	54,602	12,469
Restricted cash	—	2,000
Amounts due from related parties	1,651	3
Accounts receivable, net	110,219	9
Prepaid expenses and other current assets	66,722	29,676
Deferred tax assets, net	54,973	17,010
Property and equipment, net	38,303	3,582
Right-of-use assets	36,534	341
TOTAL ASSETS	363,004	65,090
Payroll and welfare payables	29,386	21,755
Amounts due to related parties	722	4,559
Refund liabilities	180,104	—
Tax payables	164,444	232,730
Accrued expenses and other current liabilities	121,319	24,118
Other payable related to the disposal of Shanghai Caiyin	839,830	566,532
Lease liabilities	34,620	170
TOTAL LIABILITIES	1,370,425	849,864

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenue	2,881,940	2,151,165	624,868
Operating income	685,206	583,741	230,415
Net income	611,758	571,227	254,283
Net cash (used in) provided by operating activities	(228,368)	19,465	(40,071)
Net cash used in investing activities	(16,423)	(35,505)	(62)
Net cash used in financing activities	(433,600)	(12,299)	—

The VIEs contributed 100%, 96% and 48% of the Company’s consolidated revenue for years ended December 31, 2018, 2019 and 2020. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 52% and 12% of the consolidated total assets, and 95% and 86% of the consolidated total liabilities, respectively.

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

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE - continued

The Company believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Parent Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Parent Company in the form of loans and advances or cash dividends. See Note 16 for disclosure of restricted net assets.

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

The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s financial statements include allowance for uncollectible receivables and loans receivable, valuation allowances for deferred tax assets, valuation of share-based awards, fair value measurement and impairment of investment, discount rate used to measure lease liabilities, and allocation of considerations under revenue arrangements with various performance obligations.

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

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, amounts due from/to related parties, accounts receivable and contract assets, loans receivable, prepaid expenses and other assets, and other liabilities are recorded at cost which approximate their fair value mainly due to the short-term nature of these instruments.

The Company does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis other than the short-term investment in convertible debt accounted for as available-for-sale debt security, which is classified as a level 2 fair value measurement. As of December 31, 2019 and 2020, the carrying amount of the short-term investment is approximate to its fair value. The Company does not have any assets or liabilities measured at fair value on a non-recurring basis during the periods presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(e)	Certain risks and concentrations

Financial instrument that potentially exposes the Company to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable and contract assets, loans receivable, and amounts due from related parties. As of December 31, 2019 and 2020, there were 64% and 53% of the Company’s cash and cash equivalents held in major financial institutions located in the PRC, respectively, and the rest were held in overseas major financial institutions which management considers to be of high credit quality. Accounts receivable and contract assets is typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. The Company believes that there is no significant credit risk associated with amounts due from related parties. Credit risk of loans receivable is controlled by the application of credit approvals, credit limits and monitoring procedures.

No customer represented greater than 10% or more of the total net revenues or receivables for the year ended December 31, 2019. For the year ended December 31, 2020, Customer A and B contributed 17% and 13% of total net revenue of the Company, respectively. As of December 31, 2020, Customer C and A accounted for 24% and 14% of accounts receivable and contract assets, respectively.

(f)Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB 78,296 and RMB 63,197 as of December 31, 2019 and 2020, respectively.

(g)	Foreign currency translation

The functional currency of Jiayin Group Inc. is in US dollars (“US$”). The functional currency of the Company’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”). The functional currency of subsidiaries outside of PRC is typically their local currency. The determination of the respective functional currency is based on the criteria stated in Accounting Standard Codification (“ASC”) Topic 830, Foreign Currency Matters. The Company also uses RMB as its reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the statements of comprehensive income.

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

The Company’s financial statements are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2020 are included solely for the convenience of the readers and have been made at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(j)	Restricted cash

Restricted cash represents restricted deposit requested by custodian bank for business purpose.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(k)	Investor Assurance Program

Investor assurance program managed by Shanghai Caiyin

Historically for all the loans facilitated prior to April 2018, the Company had maintained an investor assurance program for the benefits of investors who invested on unsecured loans through its platform, through its consolidated VIE, Shanghai Caiyin until Shanghai Caiyin was disposed in September 2019 (see Note 2(b)). Under the investor assurance program, the Company set aside the service fees charged by Shanghai Caiyin into designated restricted cash accounts (“investor assurance fund”) to be used to cover the principal and interest of defaulted loans on a portfolio basis, payable on a first-loss basis up to the balance of the investor assurance program. The Company repaid the aggregate amounts of principal and respective interest, which were due based on the repayment schedule, to investors typically within a few days upon borrowers’ default. In accordance with the terms of the investor assurance program, an investor was entitled to compensation for losses resulting from defaulted loans within 15 calendar days of the due date.

Default payments to investors could only be made from the investor assurance program when there were sufficient funds available. The Company’s obligation under the investor assurance program to make payments was limited to the amount of the restricted cash at any point in time and the Company was obliged to compensate investors once the restricted cash balance was replenished again from service fees generated from future borrowers. Once the investor was paid for a borrower’s default, any future amount recovered would be deposited into the investor assurance program. The Company had been regularly reviewing the actual net accumulated loss rate of each loan product facilitated and relevant economic factors to ensure the estimations were current. For the loans facilitated under the investor assurance program managed by Shanghai Caiyin, the Company transferred cash to the restricted cash accounts to fund the investor assurance program when the balance of the investor assurance fund was depleted.

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

The Company no longer provides any form of guarantee for new loans facilitated through the platform since April 28, 2018 and therefore does not record liabilities from the investor assurance program associated with those new loans.

Further, upon the disposal of Shanghai Caiyin in September 2019, the Company is no longer obligated for the guarantee liabilities arising from the investor assurance program maintained by Shanghai Caiyin for loans facilitated prior to April 28, 2018. See note 2(b).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Investor Assurance Program - continued

Investor assurance program managed by independent third parties

Starting from April 28, 2018, all newly facilitated unsecured loans are subject to an investor assurance program managed by Shenzhen Rongxinbao, an unrelated third-party guarantee company. All the borrowers obtaining new loans are required to enter into service agreement with Shenzhen Rongxinbao, according to which Shenzhen Rongxinbao will compensate investors for losses on principal and interest from borrower’s default.

Starting on July 3, 2018, a part of unsecured loans newly facilitated by the Company are subject to an investor assurance program managed by China United SME Guarantee Corporation (“Sino Guarantee”), an unrelated third-party guarantee company. Borrowers of those loans are required to enter into a separate agreement with Sino Guarantee and to contribute to an investor protection fund managed by Sino Guarantee. Investments made by investors on those loans are protected by the investor protection fund to the extent of the existing balance of the fund.

Investor assurance program managed by independent third party

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

Guarantee arrangements for institutional funding partners

For the loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for unpaid principal and interest. In certain contracts, the Company provides commitment letter of balance complements to the institutional funding partners in the event that the guarantee companies are unable to fully reimburse the institutional funding partners. In some other contracts, the guarantee companies require a third party company to act as counter guarantor and require the Company to provide a commitment letter of balance complements to compensate third party guarantee companies in the event that the counter guarantor are unable to fully reimburse the guarantee companies. To manage the risk exposure, the Company in turn obtains a back-to-back guarantee from another third-party company. The fair value of guarantee liabilities of the Company as a secondary guarantor was inconsequential and no compensation was made by the Company during the years of 2019 and 2020. As of December 31, 2019 and 2020, the outstanding loan balance for which the Company provides secondary guarantee was RMB 487,216 and RMB 1,586,610, respectively.

(l)	Short term investment

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Current Expected Credit Losses

Prior to January 1, 2020, the Company applied incurred loss methodology for recognizing credit losses that delays recognition until it is probable a loss has been incurred.

On January 1, 2020, the Company adopted FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the Group’s retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP. The Company’s in-scope assets are primarily loans receivable and accounts receivable and contract assets from customers.

In establishing the allowance for loans receivable, the Company considers historical losses, delinquency rate and other factors in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. The Company writes off loans receivable as a reduction to the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.

The Company estimated the allowance for receivables due from individual borrowers based on expected net accumulated loss rates for terms during which losses of such service fees are expected to occur, which are consistent with the terms during which the Company expects to collect service fees. The profile of the borrowers is homogeneous for each product type and as such, the Company applies a portfolio approach in accounting for credit risk. Accounts receivable for loan facilitation service and post-origination service between individual investors and borrowers are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Company will write off aforementioned accounts receivable from borrowers and corresponding provisions if any repayment of the underlying loan is 90 days past due.

The Company establishes an allowance for accounts receivable and contract assets from institutional funding partners and other entities that are based on historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables from institutional funding partners and other entities are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected.

(m)	Loans receivable

Loans receivable represents the loans extended directly to overseas individual borrowers with the Company’s own funds. The loans receivable is measured at amortized cost and recorded on the Company’s consolidated balance sheets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(o)	Property and equipment

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

Category	Estimated useful life
Electronic equipment	3 years

Office equipment & Furniture	5 years

Motor vehicles	4 years

Leasehold improvement	Shorter of the lease term or expected useful life

Software	10 years

(p)	Long term investment

The Company applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Company initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive (loss)/income after the date of acquisition. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.
(q)	Valued-added taxes (“VAT”)

The Company is subject to VAT at the rate of 6% given that they are classified as a general tax payer. VAT is reported as a deduction to revenue when incurred and amounted to RMB 298,720, RMB 168,763 and RMB 92,161 for the years ended December 31, 2018, 2019 and 2020, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.

(r)	Share-based compensation

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(r)	Share-based compensation – continued

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
(s)	Revenue Recognition

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC Topic 606 on January 1, 2018 using the full retrospective method which requires the Company to present its financial statements for all periods as if Topic 606 had been applied to all prior periods.

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

Loan facilitation and post-origination service

The Company provides three services for loans facilitated on its platform: loan facilitation service, post-origination service and guarantee service. However, since the Company ceased to provide investor assurance program managed by itself, for loans facilitated after April 28, 2018, the Company no longer provides any guarantee services, and offers only loan facilitation services and post-origination servicers on loans facilitated on its platform.

The Company’s platform enables individual investors to directly invest in loans that can be selected, at the individual investors’ discretion, from hundreds of new lending opportunities to pre-approved borrowers that are posted on the Company’s platform every day. Individual investors also have the option to use the automated investment programs whereby the funds are automatically allocated among pre-approved borrowers. The automated investment programs automatically reinvest individual investors’ funds as soon as a loan is repaid, enabling the individual investors to accelerate the reinvestment of cash flows without having to continually revisit the Company’s mobile application.

Historically, the Company had typically charged a portion of service fees at loan origination with the remaining service fees collected on a monthly basis, which were payable by the borrowers for all services provided. The Company stopped charging upfront service fees to comply with the new regulatory requirements since February 2018 for all loans facilitated through its online platform. The Company charges a substantial amount of service fees on the same day when the first and second monthly repayments of principal and interest are due.

In order to be more competitive by providing a certain level of assurance to the investors, the Company maintained an investor assurance program for the benefit of the investors using its platform. In the event of borrowers’ default, platform investors are entitled to receive unpaid interest and principal under the terms of the investor assurance program. Prior to April 28, 2018, the Company, through its consolidated VIE entity at that time, Shanghai Caiyin, was obligated to make the payment to the investors to the extent that the funds under the investor assurance program were available. In the event of insufficient funds, the Company was required to make payments to investors as soon as the funding was replenished from future collections of service fees. Given that the Company effectively took on all of the credit risk of the borrowers and was compensated by the service fee charged, the Company deemed the guarantee as a service and recognized a stand-ready obligation for its guarantee exposure in accordance with ASC Topic 460, Guarantees. However, the Company ceased to provide the investor assurance program managed by itself, and therefore no longer provides guarantee service on loans newly facilitated subsequent to April 28, 2018 (see Note 2 (k) Investor Assurance Program).

The Company determines that both the individual investors and the borrowers are its customers. The Company assesses ability and intention to pay the service fees of both borrowers and individual investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. The Company considers the loan facilitation service, guarantee service and post origination service as three separate services, of which, the guarantee service was accounted for in accordance with ASC Topic 460, Guarantees. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the services are separately identifiable from each other in the contract.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)	Revenue Recognition – continued

The Company determines the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Prior to April 28, 2018, the Company’s transaction price included variable consideration in the form of prepayment risk of the borrowers. The Company reflected in the transaction price the borrower’s prepayment risk and estimated variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the repayment percentage of the borrowers. The transaction price was allocated amongst the guarantee service, if any, and loan facilitation service and post-origination service.

The Company recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services are recognized at the time a loan is originated between the individual investors and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized evenly over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the individual investors. Revenues from guarantee services are recognized at the expiry of the guarantee term.

For upfront fees that are partially refundable to the borrowers, the Company estimated the refund based on historical prepayment rate and recorded corresponding refund liabilities upon receiving such fees.

The portion of service fees that are collected and allocated to the post-origination service yet to be provided were recorded as deferred revenue. The deferred revenue in relation to the post-origination service were RMB 55,689 and RMB nil as of December 31, 2019 and 2020, which is recorded in “accrued expenses and other current liabilities” on the consolidated balance sheet. The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied pertaining to post-origination service are RMB 222,735, RMB 182,026 and RMB nil as of December 31, 2018, 2019 and 2020 respectively, among which approximately 92%, 100% and nil of the remaining performance obligations will be recognized by the Company over the following 12 months, respectively, with the remainder recognized thereafter.

Since the third quarter of 2019, the Company provides service through its facilitation of loan transactions between borrowers and institutional funding partners. When the investors are institutional funding partners, the Company’s service mainly consist of performing credit assessment on the borrowers and matching the institutional funding partners with potential qualified borrowers and facilitating the execution of loan agreements between the parties. The Company assesses ability and intention to pay the service fees of the customers when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed before cooperation.

The Company determines the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. The Company identifies one performance obligation under ASC Topic 606, as the Company does not retain any further obligations after the facilitation of a loan.

The Company recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services are recognized at the time a loan is originated between the institutional funding partners and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed.

The Company does not provide post-origination service in such arrangements. The institutional funding partners typically engage third-party non-performing loan management entities to assist on the subsequent collection. The Company is in turn engaged by such non-performing loan management entities to provide information including risk profile and collection methods or plans for the borrowers on its platform to the non-performing loan management entity basing on the historical records and experiences that the Company has as of the date when each loan is successfully extended to borrower.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)	Revenue Recognition – continued

The Company determines the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Before May 2020, the service fee is calculated based on the facilitated loan amount and the agreed charge rate, i.e. the consideration promised in the contract includes fixed amounts. However, starting from May 2020, the Company reached a mutual agreement with the customers for a new settlement method. The service fee is calculated based on the estimated overdue amount of underlying loans and the agreed charge rate. The transaction price included variable consideration due to overdue amount of the borrowers. The Company reflected in the transaction price the borrower’s estimated delinquent risk and estimated variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the delinquency of the borrowers.

Revenue from technical services is recognized at the time a loan is successfully originated by the institutional funding partner as the technical services are completed at that time.

Other revenue

Investor referral

The Company provides referral services in respect of investment products offered by the financial service providers on Youdao wealth platform. The Company considers the financial service providers to be its customers, and receives service fees from the customers are primarily based on the transaction price of the investment successfully subscribed by online investors. After the online investors subscribe the products referred by the Company, the Company does not retain any further obligations. The price for each referral charged to the financial service providers is a fixed price as pre-agreed in the service contract. Revenue is recognized when the online investors successfully subscribed to investment products from financial service providers.

Interest income

Interest income is recognized over the terms of Loans receivable using the effective interest rate method under ASC Topic 310. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest income or principal. Interest collected upfront at the loan inception is recorded as deferred revenue. The deferred revenue in relation to the loan origination were nil and RMB 4,154 as of December 31, 2019 and 2020, which is recorded in “accrued expenses and other current liabilities” on the consolidated balance sheet.

Others

The Company also charges service fees to individual investors for using the automated investment programs which equal to a certain percentage of the actual return in excess of the expected rate of return from the investments, payable at the end of the investment period. Not application fee is charged to borrowers or individual investors.

Under ASC Topic 606, service fees derived from individual investors using the automated investment programs are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment programs are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the individual investors. The Company records service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC Topic 606 for the years ended December 31, 2018, 2019 and 2020 was RMB 242,513, RMB 174,191 and RMB 23,815, respectively.

Other revenue also includes revenue from guarantee services recognized at the expiry of the guarantee term, penalty fees for loan prepayment and late payment, and service fees for transferring loans between investors on the Company’s platform. Under ASC Topic 606, penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between individual investors are recognized when the transfer is completed and service fees are collected from the individual investors.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)	Revenue Recognition - continued

The following table illustrates the disaggregation of revenue by product and services the Company offered in 2018, 2019 and 2020, respectively:

For the year ended December 31, 2018	Loan facilitation services	Post- origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	2,245,941	174,370	27,021	2,447,332
Other online standard loan products	51	26,938	89,582	116,571
Offline and non-standard loan products	916	40,660	1,918	43,494
Other services	—	—	274,543	274,543
Total	2,246,908	241,968	393,064	2,881,940

For the year ended December 31, 2019	Loan facilitation services	Post- origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	1,742,708	230,024	1,648	1,974,380
Other online standard loan products	4,357	5,854	6	10,217
Offline and non-standard loan products	—	31,169	1,177	32,346
Other services	—	—	213,233	213,233
Total	1,747,065	267,047	216,064	2,230,176

For the year ended December 31, 2020	Loan facilitation services	Post- origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	943,084	112,731	—	1,055,815
Offline and non-standard loan products	—	—	—	—
Other services	—	—	244,345	244,345
Total	943,084	112,731	244,345	1,300,160

Incentives to individual investors

The Company provides incentives to individual investors using the automated investment program in a form that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in the products they purchase and pays the incentive to the investors upon maturity of the investment program. If the investors early terminate the program and withdraw the investment, no incentive will be paid. Such incentives are recorded as a reduction of revenue over the investment period and the incentive accrued not paid are recorded as refund liabilities based on the management’s best estimate. The Company was released from the obligation under the refund liabilities and recognized as other revenue of amounting to RMB 77,045 in year 2020.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Incentives paid to:
New investors	89,776	92,696	—
Returning investors	206,380	353,297	202,463
Total incentives paid to investors	296,156	445,993	202,463

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)	Revenue Recognition – continued

Accounts receivable and contract assets

Contract assets represent the Company’s right to consideration in exchange for services that the Company has transferred to the customer before payment is due. The Company only recognizes accounts receivable and contract assets to the extent that the Company believes it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310, and from January 1, 2020 ASC Topic 326. The Company established an allowance for uncollectible accounts receivable and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers. The Company evaluates and adjusts its allowance for uncollectible accounts receivable and contract assets on a quarterly basis or more often as necessary Revenue recognized for the years ended December 31, 2018, 2019 and 2020 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated return on investment periods, change of estimated prepayment rate and referral fees was immaterial.

The Company used practical expedient in applying full retrospective method on completed contracts in transiting to ASC Topic 606. For completed contracts that have variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

The Company determines that the acquisition cost paid based on the amount of loan facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the years presented.

(t)	Employee defined contribution plan

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB 51,611, RMB 65,076 and RMB 37,665 for the years ended December 31, 2018, 2019 and 2020, respectively.

(u)	Origination and servicing expense

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

(v)	Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses, including those related to borrower and investor acquisition and retention, and general brand and awareness building. Salaries and benefits expenses related to the Company’s sales and marketing personnel and other expenses related to the Company’s sales and marketing team are also included in the sales and marketing expenses. The Company’s investor and borrower acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing and search engine optimization, and referral fees charged by other parties relating to borrower and Investor acquisition. For the years ended December 31, 2018, 2019 and 2020, the advertising expenses were RMB 25,994, RMB 26,985 and RMB 21,697, respectively.

(w)	Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and when all the conditions for their receipt have been satisfied. The government grants received by the Company amount to RMB 22,465, RMB 18,722 and RMB 6,773 for the years ended December 31, 2018, 2019 and 2020, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(x)	Income taxes

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

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Company did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2018, 2019 and 2020.

(y)	Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income and foreign currency translation adjustments.

(z)	Income per share

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

(aa)	Segment reporting

The Company uses the management approach to determine operation segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

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

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(ab)	Operating leases

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

The Company leases administrative office spaces under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. As of December 31, 2020, the Company’s operating leases had a weighted average remaining lease term of 1.7 years and a weighted average discount rate of 4.75%. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company considers only payments that are fixed and determinable at the time of lease commencement. The Company begins recognizing operating lease expense when the lessor makes the underlying asset available to the Company. After considering the factors that create an economic incentive, the Company did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Additionally, the Company elects not to recognize lease with lease term of 12 months or less at the commencement date in the consolidated balance sheets and records its operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

(ac)	Recent accounting pronouncements

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which has subsequently been amended by ASU 2019-04, ASU 2019-05, ASU 2019-09, ASU 2019-10 and ASU 2020-03. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In November 2018, the FASB issued ASC No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which mitigate transition complexity by requiring that for nonpublic business entities the amendments in Update 2016-13 are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, and clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The Company adopted this ASU in the first quarter of 2020 and the new standard did not have a material impact on the consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(ac)	Recent accounting pronouncements - continued

Recent Accounting Guidance Not Yet Adopted

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

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities, Investments—Equity Method and Joint Ventures, and Derivatives and Hedging, which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. This guidance will be effective in the first quarter of 2021 on a prospective basis, with early adoption permitted. The Company will adopt the new standard effective January 1, 2021 and concluded the adoption of this guidance did not have a material impact on the consolidated financial statements.

3.  SHORT-TERM INVESTMENTS, NET

The Company entered into an investment agreement with Cornerstone Management, Inc. (“Cornerstone”), a third-party private company, on July 15, 2019 to purchase its convertible notes for a cash consideration of US$10,000 with annual interest rate of 8%. The term of the convertible note was one year. Cornerstone was primarily engaged in private equity fund management. The Company had the right to convert the debt to Cornerstone’s ordinary shares upon its successful initial public offering at the lower price of the listing price or closing price of the exercise date, wherein the principle and the interest incurred shall be counted into total investment funds. No embedded derivative was bifurcated and the investment is recorded as available-for-sale considering its in-substance debt nature. However, with the Cornerstone’s financial situation deterioration, the Company determined that the short term investment was not recoverable and full impairment amounted to RMB 67,169 was provided in the year ended December 31, 2020. As of December 31, 2019 and 2020, the net balance of short-term investment was RMB 69,618 and nil, respectively.

4.	LOANS RECEIVABLE, NET

The loans receivable, net consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Loans receivable	—	58,996
Allowance for credit losses	—	(27,700)
Loans receivable, net	—	31,296

The following table summarizes the balances of loans receivable by due date as of December 31, 2019 and 2020.

	As of December 31,
	2019	2020
	RMB	RMB
Undue	—	23,107
1-14 days past due	—	1,412
15 days or greater past due	—	6,777
Loans receivable, net	—	31,296

The movement of the allowance for credit losses for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Year ended December 31,
	2018	2019	2020
			RMB
Balance at beginning of the year	—	—	—
Current year credit losses	—	—	(27,498)
Foreign currency exchange	—	—	(202)
Balance at end of the year	—	—	(27,700)

5.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable:
Receivables for loan facilitation and post-origination service from borrowers	170,898	—
Receivables for loan referral service from institutional funding partners	28,945	109,910
Less: allowance for credit losses	(60,679)	—
Total accounts receivable	139,164	109,910

The movement of allowance for uncollectible receivables for the years ended December 31, 2018, 2019 and 2020 are as follows:

		Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at the beginning of the year	—	28,014	60,679
Current year credit losses	51,430	144,636	49,231
Current year write off	(23,416)	(111,971)	(109,910)
Balance at end of the year	28,014	60,679	—

Contract assets consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Contract assets	—	48,154
Less: Allowance for credit losses	—	—
Contract assets, net	—	48,154

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the followings:

	As of December 31,
	2019	2020
	RMB	RMB
Leasehold improvement	8,093	8,093
Motor vehicles	1,604	1,993
Electronic equipment	56,068	56,453
Office equipment & furniture	6,868	6,873
Software	1,342	1,407
Total costs	73,975	74,819
Less: accumulated depreciation and amortization	(34,891)	(55,370)
Property and equipment, net	39,084	19,449

For the years ended December 31, 2018, 2019 and 2020, depreciation expenses were RMB11,300, RMB 17,710 and RMB 20,483 respectively.

7.	LONG-TERM INVESTMENTS

On March 13, 2020, the Company, through its subsidiary, Geerong, and another independent purchaser entered into a share purchase agreement with China Smartpay Group Holdings Limited (“China Smartpay”), pursuant to which, among others, Geerong agreed, subject to certain conditions, to acquire 35 ordinary shares of Keen Best Investment Limited (“Keen Best”), representing 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay for an amount of RMB91,957 (US$13,544). Keen Best and its subsidiaries are principally engaged in internet microcredit business in the PRC.

On September 29, 2020, the Company closed the acquisition of the shares   by offsetting the consideration payable against the receivables held by the Company due from China Smartpay. The difference between the cost of the investment and the underlying equity in net assets, referred as the basis difference, was RMB 1,508(US$231) related to equity method goodwill upon acquisition of Keen Best’s equity interest. For the year ended December 31, 2020, the Company recognized the Company’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB 822 (US$126) in accordance with ASC Topic 323. There is no impairment on the investment as of December 31, 2020. The balance of this investment was RMB 87,551 (US$13,418) as of December 31, 2020.

In May 2019, the Company acquired 24.9% ordinary shares of SG Fintech Holding Joint Stock Company (“SG Fintech”) for cash consideration of RMB 3,400. In January 2020, the Company acquired additional 24.1% ordinary shares of SG Fintech for cash consideration of RMB 3,378. The equity method accounting was applied. SG Fintech is a Vietnam enterprise targeting to explore micro-finance loan products and services to serve the segments that are currently underserved in the market. For the year ended December 31, 2019, the Company recorded investment income of RMB 378 on the investment. For the year ended December 31, 2020, the Company recognized the Company’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB 6,687 and recorded an impairment of RMB 49 to full impair this investment. As of December 31, 2019 and 2020, the balance was RMB 3,826 and nil, respectively.

8.	DISPOSAL OF SHANGHAI CAIYIN

In September, 2019, Niwodai Internet entered into an agreement (the “Agreement”) with Shenzhen Rongxinbao, and Shanghai Jiayin, which wholly owns the equity interest of Shanghai Caiyin. Pursuant to the Agreement, Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao and the Company revises the terms of its collaboration with Shanghai Caiyin. As a result, the Company deconsolidated Shanghai Caiyin (Note 2(b)). Major line items of Shanghai Caiyin as of August 31, 2019 included cash and cash equivalents, restricted cash, contract assets, liabilities from the investor assurance program and tax payable. As Shanghai Caiyin was in net deficit position as of August 31, 2019 due to its collaboration with the Company, the Company also agreed to waive Shanghai Caiyin’s payables to the Company of RMB 1,973,613 and pay a total transaction price of RMB 1,078,686, of which RMB 372,085 is contingent upon Shanghai Caiyin’s liability status in the period preceding December 30, 2022 subject to the cap amount of RMB 372,085, RMB 255,064 and RMB117,021 on December 30, in each of the three years ending 2022, respectively. The remaining amount of the equity transfer consideration shall be settled through the service fee Shenzhen Rongxinbao collected on behalf of the Company.

For the year ended December 31, 2019, no gain or loss was recognized for the transaction. For the year ended December 31, 2020, “Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin” of RMB 117,021 was derived from the release of contingent consideration payable. As of December 31, 2019 and 2020, the payable related to the disposal of Shanghai Caiyin was RMB 839,830 which consisted of fixed consideration payable of RMB 467,744 and contingent consideration payable of RMB 372,085, and RMB 566,532 which consisted of fixed consideration payable of RMB 311,468 and contingent consideration payable of RMB 255,064, respectively.

9.	SHARE-BASED COMPENSATION

The following table presents the classification of the Company’s share-based compensation expenses:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Origination and servicing	2,516	10,345	3,167
General and administrative	29,734	80,599	8,870
Research and development	22,820	48,578	10,170
Sales and marketing	12,708	8,060	8,445
Total	67,778	147,582	30,652

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

The purpose of the LLP is to allow employees of the Company to receive share-based incentives. The LLP has no activities other than administrating the 2016 Plan and does not have any employees. On behalf of the Company and subject to approval of board of director of the Parent Company, the Founder, as the controller of LLP has the authority to select the eligible participants to whom awards will be granted; determine the number of shares granted; and establish the terms, conditions and provision of such awards.

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

9.	SHARE-BASED COMPENSATION – continued

For illustration purposes, all the share information disclosed in this section refers to the shares of Jiayin Finance the grantees are entitled through LLP shares. The additional grants in October 2018 include the 2,851,600 shares from options forfeited in relation to the options granted in September 2016, which were automatically released to the 2016 Plan.

The awards are in substance share-based expenses incurred by the controlling Founder on behalf of the Parent Company. The related expenses are reflected in the Parent Company’s consolidated financial statements as share-based compensation expenses with an offsetting to additional paid-in capital. Given the shares owned by the LLP for the purpose of the 2016 Plan are existing outstanding shares of Jiayin Finance, the option does not have dilution effect on income per share (see Note 12).

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

In November, 2020, the Company granted four batches options equivalent of 1,583,000 share options of Jiayin Group with the exercise price of RMB3.5 per share to employees pursuant to the 2019 Plan.

The Company uses a binominal pricing model to estimate the fair value of the above options granted under the 2019 Plan. The model requires the input of subjective assumptions including the estimated expected stock price volatility, dividend yield, time to maturity and the exercise multiple. For expected volatilities, as the length of time has been short since Company went to public, the Company has made reference to the historical price volatilities of several comparable companies in the same industry as the Company. For the exercise multiple, it is based on management’s estimation, which the Company believes is representative of the future exercise pattern of the options. The risk-free rate for periods within the contractual life of the option is based on the China or US Government Bond with maturity similar to the maturity of the options as of valuation.

The following assumptions were applied to estimate the fair value of the options granted in 2016, 2018, 2019 and 2020 at the date of grant:

	October 2018	November 2019	November 2020
Average risk-free rate of interest	3.32%	1.57%-1.69%	0.23%-0.60%
Estimated volatility rate	44.32%	42.86%-45.28%	49.74%-53.91%
Exercise multiples	2.8	2.8	2.8
Dividend yield	0.00%	0.00%	0.00%
Time to maturity	4.5 years	0-3 years	0-3 years
Fair value per underlying ordinary share	RMB 88.13	RMB 53.43	RMB 18.33

      The weighted average grant date fair value of options granted during the year ended December 31, 2018, 2019 and 2020 was RMB 84.88 per share, RMB 50.36 per share and RMB 14.78 per share, respectively.

9.	SHARE-BASED COMPENSATION – continued

The summary of the aggregate option activities and information regarding options outstanding for the years ended as of December 31, 2019 and 2020 is as follows:

	Number of Options (in ‘000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding at December 31, 2019	5,699	3.5	2.51	189,093
Granted	1,583
Exercised	(1,981)
Forfeited	(921)
Options outstanding at December 31, 2020	4,380	3.5	2.63	118,421
Options exercisable at December 31, 2020	2,369	3.5	2.20	56,756
Options vested or expected to be vested at December 31, 2020	4,380	3.5	2.63	118,421

As of December 31, 2020, there was RMB 27,168 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted average period of 2.63 years .

10.	INCOME TAXES

Income tax expense consists of the following:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax expense:	111,552	168,924	83,216
Deferred income tax (benefit) expense:	(17,637)	(131,917)	25,595
Total income tax expense	93,915	37,007	108,811

Cayman Islands

Jiayin Group Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Jiayin Group Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Parent Company subsidiary, Geerong (HK) Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Parent Company are not subject to any Hong Kong withholding tax. No income tax provision has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2018, 2019 and 2020, respectively.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. Niwodai Internet renewed its high-new technology enterprise (“HNTE”) certificate on November 23, 2017, thus Niwodai Internet was entitled to a preferential Enterprise Income Tax (“EIT”) rate of 15% from 2017 to 2019. The Company did not renew the certificate so Niwodai Internet was not qualified as a HNTE and was subject to EIT rate of 25% starting for 2020. Management believes it more-likely-than-not that Shanghai Chuangzhen Software Co., Ltd. will be qualified as an eligible software enterprise before the income tax year-end final settlement in 2020. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 in which its taxable income is greater than zero, followed by a three-year 50% exemption.

10.	INCOME TAXES – continued

PRC – continued

Mexico

The Company’s subsidiary incorporated in Mexico is subject to corporate income tax at 30%.

Indonesia

The Company’s subsidiary incorporated in Indonesia is subject to Indonesia Income (“CIT”) law. In accordance with the CIT law, an Indonesian resident is subject to worldwide income tax. Corporate income tax is calculated based on corporate taxable income (income less deductible expenses / expenses after fiscal adjustment), and the applicable CIT rate is 25%. Based on Government Regulation No.1 Year 2020 Jo No.30 Year 2020, Corporate Income Tax is adjusted from 25% to 22% for fiscal year 2020 and 2021, and next will be adjusted to 20% for fiscal year 2022.

  Uncertainties exist with respect to how the current income tax law in the PRC applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside of the PRC within the Company should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Parent Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Parent Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a statutory income tax rate of 25%. The Parent Company and its subsidiaries outside the PRC do not have any assessable profits for the years ended December 31, 2018, 2019 and 2020, therefore, the Company is not subject to any uncertain tax position.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 100 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. From inception to 2020, the Company is subject to examination of the PRC tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Payroll and welfare payable	12,131	11,635
Accrued expenses	16,199	10,198
Allowance for uncollectible receivables, contract assets, loans receivable and others	37,932	56,164
Net loss carryforward	13,595	13,495
Liabilities related to customer incentive	44,216	11,435
Gross deferred tax assets	124,073	102,927
Valuation allowances	(1,909)	(4,102)
Net deferred tax assets	122,164	98,825
Deferred tax liabilities
Uncollected revenues	(53,872)	(57,890)
Total deferred tax liabilities	(53,872)	(57,890)
Deferred tax assets, net	68,292	40,935

10.	INCOME TAXES – continued

Deferred tax assets and liabilities have been offset where the Company has a legally enforceable right to do so, and intends to settle on a net basis.

Changes in valuation allowance are as follows:

Year Ended December 31,
2020
RMB
Balance at beginning of the year	(1,909)
Additions	(2,871)
Reversals	678
Balance at end of the year	(4,102)

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. On the basis of this evaluation, valuation allowances of RMB 1,909, and RMB 4,102 have been established for deferred tax assets as of December 31, 2019 and 2020 respectively, based on a more likely than not threshold due to cumulated loss and uncertainty of sufficient profit generated in future years for certain subsidiaries within the Company. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

At December 31, 2020, tax loss carry-forward amounted to RMB 55,222, and would expire in calendar year 2023 to 2025 if not utilized. The Company operates its business through its subsidiaries and VIEs. The Company does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Company.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Parent Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s PRC subsidiaries have been provided as of December 31, 2019 and 2020. The aggregate undistributed earnings of the Company’s PRC subsidiaries that are available for distribution was nil as of December 31, 2019 and 2020.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company does not accrue deferred tax liabilities on the earnings of the VIEs given that the Company’s VIEs had accumulated deficits as of December 31, 2019 and 2020.

10.	INCOME TAXES – continued

Reconciliations of the differences between PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2018, 2019 and 2020 are as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-deductible expense	2.62%	6.66%	2.54%
Research and Development expense super deduction	(1.44%)	(2.97%)	(0.62%)
Effect of tax holiday	(12.87%)	(18.86%)	(2.12%)
Different tax rate of entities operating in other jurisdiction	0.00%	(0.07%)	4.86%
Valuation allowance	0.00%	0.32%	0.61%
Change in tax rate	0.00%	(3.13%)	0.00%
True up	0.00%	(0.40%)	0.05%
Effective tax rate	13.31%	6.55%	30.32%

The effect of the tax holiday on the income per share is as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Tax saving amount due to HNTE status	90,819	106,516	—
Tax saving amount due to Software enterprise	—	—	7,527
Tax expense amount due to other jurisdiction	—	(411)	(17,405)
Income per share effect-basic and diluted	0.45	0.50	(0.05)

11.	ORDINARY SHARES

On December 2017, the Company authorized a total of 500,000,000 shares with a par value of US$0.0001 upon its establishment, of which 10,000 shares were issued and outstanding. Following the approval of the Company’s Board on December 19, 2018, the Company completed a two for one split of ordinary share authorized and outstanding to 20,000 ordinary shares. The share split has been applied retrospectively for all periods presented.

On May 10, 2019, the Company completed its IPO on the NASDAQ Global Market. In this offering, 4,025,000 ADSs, representing 16,100,000 ordinary shares, were issued at a price of US$10.50 per ADS. The aggregate proceeds received by the Company from the IPO, net of issuance costs, were approximately RMB 234,354. Upon completion of IPO, the 216,100,000 outstanding ordinary shares with par value of US$0.000000005 per share were split into 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. The share split has been applied retrospectively for all periods presented. All classes of ordinary shares are entitled to the same dividend right. All of the Class B ordinary shares were held by the Founder of the Parent Company.

During the year ended December 31, 2020, 8,000,000 Class B ordinary shares were converted into Class A ordinary shares.

12.	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attribute to ordinary shareholders after the stock split:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net income attributable to ordinary shareholders – basic and diluted	611,758	527,747	252,883
Weighted average number of ordinary shares outstanding – basic and diluted	200,000,000	210,409,863	216,100,000
Basic and diluted net income per share	3.06	2.51	1.17

As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

The Company does not have shares with a dilutive effect for the years ended December 31, 2018, 2019 and 2020.

13.	LEASES

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to two years. Lease costs are included in origination and servicing expenses, sales and marketing expenses, general and administrative expenses, and research and development expenses, depending on the use of the underlying asset. Operating lease expenses (including fixed lease cost and short-term lease cost) were RMB24,255, RMB35,738 and RMB26,466 for the years ended December 31, 2018, 2019 and 2020, respectively. Total lease expense related to short-term leases was nil for the year ended December 31, 2020.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	2019	2020
Operating leases:	RMB	RMB
Operating leases right-of-use assets	37,215	6,926
Current portion of lease liabilities	2,735	3,322
Non-current portion of lease liabilities	32,480	1,873
Total operating lease liabilities	35,215	5,195
Weighted average remaining lease term (in years)	1.2	1.7
Weighted average discount rate	4.75%	4.75%

Supplemental cash flow information related to leases for the years ended December 31, 2019 and 2020 is as follows:

	For the year ended December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	28,319	25,665
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	15,986	4,734

13.	LEASES - continued

Maturities of lease payments by year and in the aggregate, under non-cancellable operating leases with terms in excess of one year as of December 31, 2020 are as follows:

RMB
2021	3,462
2022	1,281
2023 and thereafter	663
Total lease payment	5,406
Less imputed interest	(211)
Total	5,195

14.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2018, 2019 and December 31, 2020:

Name of related parties	Relationship with the Company
Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Jiayin (Shanghai) Finance Information Service Co., Ltd. (“Jiayin (Shanghai)”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Shanghai Jiayin Zhuoyue Wealth Management Co., Ltd. (“Jiayin Zhuoyue”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company

Name of related parties	Relationship with the Company
Jiayin Credit Investigation Service Co., Ltd. (“Jiayin Credit”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (“Geerong Yun”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Shanghai Shilupan Technology Co., Ltd. (“Shilupan”)	Entity influenced by Mr. Yan the Founder and Chairman of the Company
Kailiantong Payment Service Co., Ltd. (“Kailiantong”)	Entity influenced by Mr. Yan the Founder and Chairman of the Company
China Smartpay Group Holdings Ltd. (“China Smartpay”)	Entity influenced by Mr. Yan the Founder and Chairman of the Company
GAYANG (Hongkong) Co., Ltd. (“GAYANG”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Shanghai Jiajie Assets Management Co., Ltd. (“Shanghai Jiajie”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Jiayin Financial Leasing (Shanghai) Co., Ltd. (“Jiayin Financial Leasing”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
SG Fintech Joint Stock Company (“SG Fintech”)	Subsidiary of Company’s equity investee
Limahui Technology Co. Ltd. (“Limahui”)	Entity influenced by Mr. Zhang, the director of the Company
Subsidiary shareholder	The minority shareholders of the subsidiaries of the Company
Subsidiary director	The director of the subsidiary of the Company

The Company entered into the following transactions with its related parties:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Services provided by related parties:
Jiayin Zhuoyue (1)	77,984	81,206	55,207
Jiayin (Shanghai) (1)	2,459	6,548	9,004
Shanghai Jiayin (2)	13,806	8,280	5,845
Li Mahui (4)	—	—	425
Kailiantong (3)	8,065	2,255	—
Shilupan (5)	17,202	7,863	—
Jiayin Credit (6)	10,513	196	—
Geerong Yun (7)	3,136	—	—
Total	133,165	106,348	70,481
Services provided to related parties
Kailiantong (3)	—	1,761	6,209
Total	—	1,761	6,209

14.	RELATED PARTY TRANSACTIONS - continued

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Loans to related parties:
Subsidiary shareholder (8)	—	—	463
Subsidiary director (9)	—	—	79
China Smartpay (10)	—	119,924	—
GAYANG (11)	—	1,716	—
Shanghai Jiayin (11)	—	909	—
Shanghai Jiajie (11)	7,700	800	—
SG Fintech(12)	—	598	—
Geerong Yun (7)	3,850	—	—
Total	11,550	123,947	542
Loans from related parties
Subsidiary shareholder (13)	—	—	3,113
Jiayin Financial Leasing (14)	—	150	—
Jiayin Credit (14)	70,765	80	—
Total	70,765	230	3,113

(1)

Jiayin Zhuoyue and Jiayin (Shanghai) referred investors and borrowers to the Company and charged referral service fees. Jiayin (Shanghai) also collected loan facilitation service fees on behalf of the Company from customers.

(2)	Shanghai Jiayin rents office space to the Company and charges other related service fee, which is calculated dependent on its usage of the underlying office space.
(3)

Kailiantong provides cash payment services to the Company and charges transaction processing fees. The Company provided referral service to Kailiantong and charged loan facilitation fees, which resulted in the 2019 balance of amount due from related parties. Our Founder, Mr. Dinggui Yan, partially disposed of his investment over China Smartpay in September 2020, and therefore Mr. Dinggui Yan lost the significant influence over China Smartpay thereafter. As Kailiantong was wholly owned by China Smartpay, Kailiantong was no longer deemed as our related party as of October 2020.

(4)

Limahui primarily provides internet catering service for employees of the Company and charged corresponding service fees. Mr. Zhang has significant influence over Limahui in the first three quarters of 2020.

(5)	Shilupan provided credit analysis service for the Company and charged corresponding service fees.
(6)	Jiayin Credit provided credit service to the Company and charged credit service fees.
(7)	Geerong Yun provided referral services to the Company and charged referral service fees. Geerong Yun was acquired by the company in September 2019 and became our wholly-owned subsidiary thereafter.
(8)

The amount represents loans to minority shareholders of the subsidiary company Thanh Cong Biz Link Joint Stock Company (“Biz link”) in 2020, for the investment and establishment of the Biz link, which are non-interest bearing, unsecured, and due on demand.

(9)

The amount represents loans to the minority director of the subsidiary PT. Jayindo Fintek Pratama since November 2020 with principal of RMB 79 and annual interest rate of 6%. The outstanding loan balance will be repaid in 36 equal monthly installments.

(10)

The Company entered into a loan contract with China Smartpay of RMB119,924(US$17,225) with fixed annual interest rate of 9%. The interest was RMB4,938 for the year ended December 31, 2019 and the interest portion through January to September 2020 was RMB7,570. The outstanding loan balance including principal and interests had been settled with consideration of the acquisition with Keen Best (See Note 7), together with a lump-sum cash payment of RMB37,372 in September 2020. Since October 2020, China Smartpay is no longer a related party of the Company.

(11)	The amount represents loans which are non-interest bearing, unsecured, and due on demand.

14.	RELATED PARTY TRANSACTIONS - continued
(12)

The amount represents loans to related parties in 2019, which results in the balance of amount due from related parties shown as below. The Company entered into a loan contract with SG Fintech of RMB 598 (US$86) with fixed interest rate 0.5%. The loan balance includes principal RMB 598 and interest receivable RMB 1. As of December 31, 2020, all principal and interest have been collected.

(13)

The amount represents loans from minority shareholders of the subsidiary company Aguila Information, S.A.P.I. de C.V. (“Aguila Information”) in 2020, which results in the balance of amount due to related parties shown as below. Aguila Information entered into an agreement with minority shareholders that the portion of total investment capital which exceeds paid-in capital is deemed as loan to the Company. The loans will be due on March 31, 2021 with annual interest rate of 3%.

(14)	The amounts represent loans from related parties in the years of 2018, 2019 and 2020 for the daily operation.
(15)

Shanghai Zhundian Enterprise Service Co., Ltd.("Shanghai Zhundian")(formerly known as “Shanghai Limahui E-Commerce Co., Ltd”) was a related party controlled by Yan Dinggui, the Chairman of Jiayin Group during the period of January, 2020 to April, 2020. On April 22, 2020, Shanghai Zhundian was acquired by Jiayin Finance, and becomes a wholly-owned subsidiary of Jiayin Group Inc. The consideration is nil, and the Group recorded RMB 3,000 in APIC as it is a combination under common control and the net assets of Shanghai Zhundian on the acquisition date was RMB 3,000.

 The following table present amounts due from and due to related parties as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Amounts due from related parties
Subsidiary shareholder	—	463
Subsidiary director	—	79
China Smartpay	124,862	—
GAYANG	1,716	—
Shanghai Jiayin	1,564	—
Kailiantong	1,050	—
Shanghai Jiajie	800	—
SG Fintech	599	—
Jiayin Credit	131	—
Total	130,722	542
Amounts due to related parties
Subsidiary shareholder	—	3,113
Jiayin Zhuoyue	722	3,442
Shanghai Jiayin	—	2,150
Jiayin Financial Leasing	150	—
Jiayin Credit	—	80
Total	872	8,785

Amounts due from related parties primarily consist of loans to related parties.

Amounts due to related parties primarily consist of the amount of service fees payable to related parties and loans from related parties.

15.	COMMITMENTS AND CONTINGENCIES

Capital and other commitments

The Company did not have significant capital, other commitments or long term obligations as of December 31, 2020. As of December 31, 2020, the fair value of guarantees was not material. See Note 2(k).

Contingencies

On September 11, 2020, a securities class action complaint was filed against the Company and the Company’s officers and directors in the Supreme Court of the State of New York, County of New York. An amended complaint was filed on February 1, 2021, which added as defendants the underwriters for the Company’s initial public offering. The plaintiff asserted claims under Sections 11 and 15 of the Securities Act of 1933 based on purported misstatements and omissions in Form F-1 registration statement for the Company’s initial public offering. The plaintiff brought his claims individually and on behalf of all other persons who acquired the Company’s American Depositary Shares pursuant and/or traceable to our initial public offering, and seeks compensatory damages, rescission, injunctive relief, and costs and expenses, including attorneys’ fees and expert fees in unidentified amounts. On April 2, 2021, the Company, one of the underwriters for the Company’s initial public offering and certain of the Company’s directors and officers filed a joint motion to dismiss the plaintiff’s amended complaint in its entirety and with prejudice. The plaintiff’s opposition to the motion to dismiss is due June 1, 2021, and the motion is scheduled to be fully briefed on July 16, 2021. As such, the Company is currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuits.

16.	RESTRICTED NET ASSETS

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

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB738,494 and RMB1,031,649 as of December 31, 2019 and 2020, respectively.
17.	SUBSEQUENT EVENTS

On January 5, 2021, Noble Fintech Pte. Ltd (“Noble Fintech”), a wholly owned subsidiary of the Company entered into a framework acquisition agreement (the “SPA”) with the minority shareholders of the Aguila Information, S.A.P.I. de C.V. (“Aguila Information”), pursuant to which, Noble Fintech agreed to transfer its 6% of the equity interests of Aguila Information to the minority shareholders. Following the completion of the proposed transaction, the equity interest of Aguila Information owned by the Company will decrease from 51% to 45%. As Aguila Information was in net deficit position as of December 31, 2020, the consideration of the transfer was one Mexican Peso.

On April 1, 2021, Jiayin Finance, a wholly consolidated variable interest entity of the Company entered into a framework acquisition agreement (the “SPA”) with Shanghai Bweenet Network Technology Co., Ltd. (“Shanghai Bweenet”) and its shareholders, pursuant to which, Jiayin Finance agreed, subject to certain conditions, to subscribe for certain equity interests of Shanghai Bweenet and acquire certain equity interests held by current shareholders of Shanghai Bweenet, for an aggregate consideration of RMB95,000. Following the completion of the proposed transaction, Jiayin Finance will own 95% of the equity interests of Shanghai Bweenet. The consideration will be paid in several installments, subject to certain conditions. The closing of the proposed transaction is subject to the certain customary conditions, including completion of satisfactory due diligence.

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	2019	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	27,223	21,213	3,251
Short-term investment ,net	69,618	—	—
Amounts due from subsidiaries and VIEs	44,695	167,887	25,731
Amounts due from a related party	124,862	—	—
Prepaid and other current assets	1,117	855	131
Total current assets	267,515	189,955	29,113
Investments in subsidiaries and VIEs	(1,003,436)	(652,193)	(99,953)
Total assets	(735,921)	(462,238)	(70,840)
Liabilities
Current Liabilities
Accrued expenses and other current liabilities	5,933	2,385	366
Total liabilities	5,933	2,385	366
Equity
Ordinary shares	—	—	—
Additional paid-in capital	777,408	815,042	124,911
Accumulated deficit	(1,519,731)	(1,266,848)	(194,153)
Accumulated other comprehensive income (loss)	469	(12,817)	(1,964)
Total deficit	(741,854)	(464,623)	(71,206)
Total liabilities and deficit	(735,921)	(462,238)	(70,840)

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY STATEMENTS OF

COMPREHENSIVE INCOME

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Operating cost and expenses:
General and administrative	—	(2,886)	(6,740)	(1,033)
Total operating cost and expenses	—	(2,886)	(6,740)	(1,033)
Loss from operations	—	(2,886)	(6,740)	(1,033)
Interest income	—	4,910	7,701	1,180
Other income (loss) , net	—	1	(67,169)	(10,294)
Income before taxes and income from equity in subsidiaries and VIEs	—	2,025	(66,208)	(10,147)
Income tax expense	—	—	—	—
Equity in earnings of subsidiaries and VIEs	611,758	525,722	319,091	48,904
Net income	611,758	527,747	252,883	38,757
Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	—	469	(13,286)	(2,036)
Other comprehensive income (loss)	—	469	(13,286)	(2,036)
Comprehensive income	611,758	528,216	239,597	36,721

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONSOLIDATED STATEMENTS OF COMPANY CASH FLOW STATEMENTS

(AMOUNT IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	611,758	527,747	252,883	38,757
Adjustments to reconcile net income to net cash used in operating activities:
Share of results of subsidiaries and VIEs	(611,758)	(525,722)	(319,091)	(48,904)
Depreciation and amortization	—	2,020	2,675	410
Impairment of short-term investment	—	—	67,169	10,294
Changes in operating assets and liabilities:
Amounts due from a related party	—	(4,938)	—	—
Amounts due from subsidiaries and VIEs	—	(44,695)	(35,702)	(5,471)
Prepaid and other current assets	—	(3,137)	(2,413)	(370)
Accrued expenses and other current liabilities	—	5,933	(3,548)	(544)
Net cash used in operating activities	—	(42,792)	(38,027)	(5,828)
Cash flows from investing activities
Loan to a related party	—	(119,924)	—	—
Purchase of short-term investment	—	(71,477)	—	—
Cash collected from loan to related parties	—	—	37,372	5,728
Net cash (used in) provided by investing activities	—	(191,401)	37,372	5,728
Cash flows from financing activities
Net proceeds from issuance of ordinary shares	—	255,928	—	—
Proceeds from exercise of options	—	—	6,982	1,070
Net cash provided by financing activities	—	255,928	6,982	1,070
Effect of foreign exchange rate changes on cash and cash equivalents	—	5,488	(12,337)	(1,891)
Net increase (decrease) in cash and cash equivalents	—	27,223	(6,010)	(921)
Cash and cash equivalents at beginning of year	—	—	27,223	4,172
Cash and cash equivalents at end of the year	—	27,223	21,213	3,251
Supplemental disclosure of significant non-cash investing and financing activities:	—	—	—	—
Decease in investment in subsidiaries and VIEs for cash dividend paid by a subsidiary on behalf of the parent to the Company’s shareholders	(400,000)	—	—	—

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

3. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. The Parent Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC Topic 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and share of their earnings as “Equity in earnings of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income.

4. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Parent Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.

5. As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Parent Company.

6. Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020 No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.