Form 20-F
period 2021-12-31
Jiayin Group Inc.
filed 2022-04-29
CIK 1743102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

There were 216,100,000 ordinary shares outstanding, consisting of 108,100,000 Class A ordinary shares and 108,000,000 outstanding Class B ordinary shares, par value US$0.000000005 per share, as of December 31, 2021.

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
•

“investment volume” for a certain period refers to the sum of the principal amount of all investment transactions executed by investors, including institutional funding partners and individual investors, through our and the VIE Group’s platform during such period. The calculation of the investment volume of an investment made by an investor through the automated investment program does not take into account automated reinvestments enabled by the automated investment program;

•

“investors” include our and the VIE Group’s institutional funding partners and prior to the completion of our and the VIE Group’s funding source transition to only institutional funding partners in April 2020, individual investors;

•	“loan origination volume” refers to the total amount of loans facilitated through our and the VIE Group’s platform during a certain period;
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

•	number of “borrowings” for a certain period refers to the total borrowing applications which were funded during such period;
•	number of “borrowers” for a certain period refers to the total number of borrowers whose loans facilitated through our and the VIE Group’s platform were funded during such period;
•

number of “investment transactions” for a certain period refers to the total number of investment transactions executed by investors, including institutional funding partners and individual investors, through our and the VIE Group’s platform during such period. An investment through our and the VIE Group’s automated investment programs is counted as a single investment transaction though the amount may be facilitated to match multiple loans, and the calculation does not take into account automated reinvestments enable by the automated investment program;

•	number of “investors” in a certain period refers to the total number of investors who executed investment transactions through our and the VIE Group’s platform during such period;
•

“outstanding principal” refers to the aggregate principal amount of loans facilitated through our and the VIE Group’s platform and historically loans covered by the investor assurance program that was acquired from Shanghai Niwodai Financial Information Services Co., Ltd., (“Niwodai Finance”) that were not repaid by borrowers or repaid by the investor assurance programs;

•	“Parent” refers to Jiayin Group Inc., a Cayman Islands holding company;
•	“registered users” refer to individuals who have registered on our and the VIE Group’s platform;
•	“repeat borrowers” during a certain period refers to borrowers who borrowed in such period and have borrowed at least twice since such borrowers’ registration with us until the end of such period;
•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.000000005 per share;
•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•	“vintage” refers to borrowings facilitated through our and the VIE Group’s platform during a certain period;
•	“we,” “us,” “our company,” “the Company” and “our” refer to the Parent and its subsidiaries; and
•	“VIE Group” refers to Jiayin Finance and its subsidiaries.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.3726 to US$1.00, the noon buying rate on December 31, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

PART I

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia Technology Co., Ltd., or Shanghai Kunjia, and Shanghai Chuangzhen Technology Co., Ltd., or Chuangzhen Technology, and its subsidiaries in which we hold equity ownership interests, and (ii) contractual arrangements among (x) Shanghai Kunjia, (y) the consolidated variable interest entity, or the consolidated VIE, namely, Shanghai Jiayin Finance Technology Co., Ltd., or Jiayin Finance, a limited liability company established under PRC law, and (z) the shareholders of the consolidated VIE. Jiayin Group Inc. does not hold any equity interest in the consolidated VIE. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in China-based companies that engage in certain types of business, and we therefore operate these businesses in China through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As used in this annual report, “we”, “us”, or “our” refers to Jiayin Group Inc. and its subsidiaries.

Our corporate structure is subject to risks relating to our contractual arrangements with Jiayin Finance and its shareholders. These contractual arrangements have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in the consolidated VIE or forfeit our rights under the contractual arrangements. Jiayin Group Inc. and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless. In addition, changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. We operate our business primarily in China, and are subject to complex and evolving PRC laws and regulations. The recent statements and regulatory actions by China’s government, such as those related to the use of data security, anti-monopoly concerns, and the regulatory approvals on overseas listings, may impact our ability to conduct the business, accept foreign investments and/or list on a U.S. or other foreign exchange. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our and the VIE Group’s financial statements as of December 31, 2021 and for the year ended December 31, 2021 contained in this annual report have been audited by Marcum Bernstein & Pinchuk LLP, or MBP, an independent registered public accounting firm that is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. As of the date hereof, MBP is not on such lists of the PCAOB Determination Report. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspections which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating HFCAA which would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditors is not subject to PCAOB inspections for two consecutive years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions is reduced from three to two, then the time period before the issuer’s securities may be prohibited from trading or delisted could be reduced. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act, if the SEC subsequently determines the audit work related to us is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Additionally, the inability of the PCAOB to conduct inspections of our former or current auditors deprives our investors of the benefits of such inspections.”

Fund Flows between Jiayin Group Inc., its Subsidiaries and the Consolidated VIE

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated VIE only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the contractual arrangements among Shanghai Kunjia, the consolidated VIE, and the shareholders of the consolidated VIE, Shanghai Kunjia is entitled to substantially all of the economic benefits of the consolidated VIE and its subsidiaries in the form of service fees. For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries and the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Transfer of funds between any entities in our consolidated group is subject to our cash management policy that outlines appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash assets. The finance department at the Jiayin Group Inc. level with authorized persons at each entity has the centralized responsibility for undertaking cash handling activity. Based on the dollar amount of a fund transfer and the nature of the use of funds, requisite internal approval must be obtained prior to each fund transfer: all transactions require, at a minimum, the approval of the financial controller; for certain transactions with large dollar amounts, approval of our vice president of finance, and in some instances, approval of both our vice president of finance and chief executive officer, is also required.

Assets Transfer Occurred Between the Parent, Its Subsidiaries and the Consolidated VIE

Under the Contractual Arrangements, Shanghai Kunjia provides services to the consolidated VIE and is entitled to receive service fees from the consolidated VIE in exchange. The Contractual Arrangements provide that for any fiscal quarter where the consolidated VIE records pre-tax profit, the consolidated VIE shall pay to Shanghai Kunjia a service fee at an amount equivalent to its pre-tax profit excluding service fees under U.S. GAAP after making up the accumulated losses under U.S. GAAP from prior years, subject to compliance with applicable PRC laws. Notwithstanding the foregoing, pursuant to the Contractual Arrangements, Shanghai Kunjia is entitled to adjust the service fee based on the operating status and needs for business development of the consolidated VIE, and by considering among other things, the complexity of the services, the actual costs that may be incurred to provide the services, as well as the value and comparable price on the market of such services.

For the years ended December 31, 2018, 2019, 2020 and 2021, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB2,047 million, RMB1,476 million, RMB1,222 million and RMB1,130 million (US$177 million) as of December 31, 2018, 2019, 2020 and 2021, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2021. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the year ended December 31, 2021, there was no cash flows or transfers of other assets between the Parent, its PRC subsidiaries, and the consolidated VIE.

We provided loans of RMB45 million and RMB36 million in aggregate to some of our oversea subsidiaries primarily in Mexico and Indonesia to extend small credit loan business to individual borrowers for the years ended December 31, 2019 and 2020, respectively. The transaction amounts in the past were not material. For the years ended December 31, 2020, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE. We provided loans of RMB51 million (US$8.0 million) in aggregate to our oversea subsidiaries in Indonesia and Nigeria to extend small credit loan business to individual borrowers for the year ended December 31, 2021.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. To date, no dividends or distributions have been made to the Parent by the Parent’s subsidiaries or the consolidated VIE.

Dividends or Distributions on Our ADSs or Class A Ordinary Shares Made to the U.S. Investors and Their Tax Consequences

Jiayin Finance paid a cash dividend of RMB400 million to its shareholders in March 2018 before entering into the Contractual Arrangements. The dividend was distributed to facilitate the delisting of Jiayin Finance from the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and to fund the settlement of related party balances.

Jiayin Group Inc. has not previously declared or paid cash dividends on our ADSs or Class A ordinary shares and we have no plan to declare or pay any dividends in the foreseeable future on our ADSs or Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—Dividend Policy.”

In addition, subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Furthermore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10—Additional Information—E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries and the consolidated VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

As of the date of this annual report, we have not had difficulties in transferring cash between any entities in our consolidated group whether in the form of dividends or payments of intercompany obligations.

For a diagram illustrating the typical fund flow among Jiayin Group Inc., our PRC subsidiaries and the consolidated VIE, see “Item 3. Key Information—Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.”

For a condensed consolidating schedule depicting the financial position, cash flow and results of operations for the Parent, the consolidated VIE, and any eliminating adjustments separately, see “Item 3. Key Information—VIE Consolidation Schedule.”

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The Consolidated VIE and China Operations

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries, in which we hold equity ownership interests, and (ii) contractual arrangements among(x) Shanghai Kunjia, (y) the consolidated VIE, namely, Jiayin Finance, and (z) the shareholders of the consolidated VIE. We do not own any equity interest in Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the Jiayin Finance. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in China-based companies that engage in certain types of business, and we therefore operate these businesses in China through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies.

We have control over Jiayin Finance through Shanghai Kunjia. In June 2018, Shanghai Kunjia entered into a series of contractual arrangements with Jiayin Finance and its shareholders, allowing us to exercise effective control over Jiayin Finance. These agreements or their forms include:(i) an exclusive consultation and service agreement, which enables us to receive substantially all of the economic benefits of Jiayin Finance and its subsidiaries, (ii) powers of attorney and an equity pledge agreement, which provide us with effective control over Jiayin Finance, and (iii) an exclusive call option agreement, which provides us with the option to purchase all of the equity interests in Jiayin Finance. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the Shareholders of Jiayin Finance.”

However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Finance or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the Contractual Arrangements in relation to Jiayin Finance do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.”

The following diagram illustrates the corporate structure of us and the consolidated VIE, including the names, places of incorporation and the proportion of ownership interests in our and the consolidated VIE’s significant subsidiaries and consolidated affiliated entities and their subsidiaries as of the date of this annual report:

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

(4)

On January 28, 2022, Shanghai Wuxingjia Services Co., Ltd. changed its corporate name to Shanghai Wuxingjia Information Technology Co., Ltd. (“Shanghai Wuxingjia”), Shanghai Wuxingjia operates our online consumer finance platform.

(5)	Geerong Yun became our wholly-owned subsidiary after the business combination in September 2019.
(6)	Shanghai Jiajie Internet Finance Information Services Co., Ltd. became our wholly-owned subsidiary after the business combination in July 2019.
(7)	Shanghai Chuangzhen Software Co., Ltd. was established in April 2020.

(8)	PT. Jayindo Fintek Pratama is owned as to 85% by us and it became our subsidiary after the business combination in April 2019.
(9)	Jiayin Shuke Information Technology Co., Ltd. was established in January 2021.

Fund Flows between Jiayin Group Inc., its Subsidiaries and the Consolidated VIE

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated VIE only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the contractual arrangements among Shanghai Kunjia, the consolidated VIE, and the shareholders of the consolidated VIE, Shanghai Kunjia is entitled to substantially all of the economic benefits of the consolidated VIE and its subsidiaries in the form of service fees.

For risks relating to the fund flows of our China operations, you should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” including, but not limited to, the following:

•PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries and the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

•We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business; and

•Governmental control of conversion and remittance of foreign currency may limit our ability to transfer cash out of China to fund any cash and financing requirements we may have, and may affect the value of your investment.

For a condensed consolidating schedule depicting the financial position, cash flow and results of operations for the Parent, the consolidated VIE, and any eliminating adjustments separately, see “Item 3. Key Information—VIE Consolidation Schedule.”

Transfer of funds between any entities in our consolidated group is subject to our cash management policy that outlines appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash assets. The finance department at the Jiayin Group Inc. level with authorized persons at each entity has the centralized responsibility for undertaking cash handling activity. Based on the dollar amount of a fund transfer and the nature of the use of funds, requisite internal approval must be obtained prior to each fund transfer: all transactions require, at a minimum, the approval of the financial controller; for certain transactions with large dollar amounts, approval of our vice president of finance, and in some instances, approval of both our vice president of finance and chief executive officer, is also required.

Assets Transfer Occurred Between the Parent, Its Subsidiaries and the Consolidated VIE

Under the Contractual Arrangements, Shanghai Kunjia provides services to the consolidated VIE and is entitled to receive service fees from the consolidated VIE in exchange. The Contractual Arrangements provide that for any fiscal quarter where the consolidated VIE records pre-tax profit, the consolidated VIE shall pay to Shanghai Kunjia a service fee at an amount equivalent to its pre-tax profit excluding service fees under U.S. GAAP after making up the accumulated losses under U.S. GAAP from prior years, subject to compliance with applicable PRC laws. Notwithstanding the foregoing, pursuant to the Contractual Arrangements, Shanghai Kunjia is entitled to adjust the service fee based on the operating status and needs for business development of the consolidated VIE, and by considering among other things, the complexity of the services, the actual costs that may be incurred to provide the services, as well as the value and comparable price on the market of such services.

For the years ended December 31, 2018, 2019, 2020 and 2021, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB2,047 million, RMB1,476 million, RMB1,222 million and RMB1,130 million (US$177 million) as of December 31, 2018, 2019, 2020 and 2021, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2021. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the year ended December 31, 2021, there was no cash flows or transfers of other assets between the Parent, its PRC subsidiaries, and the consolidated VIE.

We provided loans of RMB45 million and RMB36 million in aggregate to some of our oversea subsidiaries primarily in Mexico and Indonesia to extend small credit loan business to individual borrowers for the years ended December 31, 2019 and 2020, respectively. The transaction amounts in the past were not material. For the years ended December 31, 2020, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE. We provided loans of RMB51 million (USD$8.0 million) in aggregate to our oversea subsidiaries in Indonesia and Nigeria to extend small credit loan business to individual borrowers for the year ended December 31, 2021, respectively.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. To date, no dividends or distributions have been made to the Parent by the Parent’s subsidiaries or the consolidated VIE.

Dividends or Distributions on Our ADSs or Class A Ordinary Shares Made to the U.S. Investors and Their Tax Consequences

Jiayin Finance paid a cash dividend of RMB400 million to its shareholders in March 2018 before entering into the Contractual Arrangements. The dividend was distributed to facilitate the delisting of Jiayin Finance from the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and to fund the settlement of related party balances.

Jiayin Group Inc. has not previously declared or paid cash dividends on our ADSs or Class A ordinary shares and we have no plan to declare or pay any dividends in the foreseeable future on our ADSs or Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—Dividend Policy.”

In addition, subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Furthermore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10—Additional Information—E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital subscribed by all shareholders or the amount of capital contribution made by all shareholders, as registered with the registration authority. Furthermore, each of our PRC subsidiaries the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

As of the date of this annual report, we have not had difficulties in transferring cash between any entities in our consolidated group whether in the form of dividends or payments of intercompany obligations.

The following diagram illustrates the typical fund flow among Jiayin Group Inc., our PRC subsidiaries, and the consolidated VIE.

Equity interest
Contractual arrangements
Fund flow
Jiayin Group Inc.
(Cayman Islands)
Capital Contribution/
Loan
Dividends/
Distributions
Jiayin Holdings Limited
(British Virgin Islands)
Capital Contribution/
Loan
Dividends/
Distributions
Geerong (HK) Limited
(Hong Kong)
Capital Contribution/
Loan
Dividends/
Distributions
Offshore
Onshore PRC
Shanghai Kunjia
Chuangzhen Technology
Contractual
Arrangements
Service Fees
Jiayin Finance
Consolidated VIE

VIE Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2018, 2019, 2020 and 2021 of (i) the Parent, (ii) the WFOE, (iii) the other subsidiaries of the Parent inside and outside mainland China, separately, and (iv) the VIE Group, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2018, 2019, 2020 and 2021. Our and the VIE Group’s consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the VIE Group’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our and the VIE Group’s consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	7,861	14,759	7,720	103,406	48,805	—	182,551
Accounts receivable and contract assets, net	—	30,846	—	471,585	—		502,431
Long-term investment	—	—	—	—	90,528	—	90,528
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(155,566)	—	—	—	—	155,566	—
Intercompany balances*	173,310	(86)	(7,603)	29,442	(195,063)		—
Other assets	2,838	94,149	—	74,721	25,020	(806)	195,922
Total assets	28,443	139,668	117	679,154	(30,710)	154,760	971,432
Liabilities
Tax payables	—	272,964	—	137,274	(1,175)	—	409,063
Other payables related to the disposal of Shanghai Caiyin	—	322,028	—	—	—	—	322,028
Other liabilities	579	103,969	—	109,403	1,447	(806)	214,592
Total liabilities	579	698,961	—	246,677	272	(806)	945,683
Total net assets/ (liabilities)	27,864	(559,293)	117	432,477	(30,982)	155,566	25,749

__________________

*Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	21,213	12,469	4,199	44,530	34,909	—	117,320
Accounts receivable and contract assets, net	—	9	—	158,055	—	—	158,064
Long-term investment	—	—	—	—	87,551	—	87,551
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(652,193)	—	—	—	—	652,193	—
Intercompany balances*	167,887	117,938	(3,636)	(101,358)	(180,831)		—
Other assets	855	52,612	—	52,968	54,460	1,542	162,437
Total assets	(462,238)	183,028	563	154,195	(3,911)	653,735	525,372
Liabilities
Tax payables	—	232,730	—	36,818	9,835	—	279,383
Other payables related to the disposal of Shanghai Caiyin	—	566,532	—	—	—	—	566,532
Other liabilities	2,385	50,602	562	78,011	10,120	1,542	143,222
Total liabilities	2,385	849,864	562	114,829	19,955	1,542	989,137
Total net assets/ (liabilities)	(464,623)	(666,836)	1	39,366	(23,866)	652,193	(463,765)

__________________

*Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	27,223	54,602	—	23,694	16,630	—	122,149
Amounts due from related parties	124,862	1,651	—	(12,087)	16,296	—	130,722
Accounts receivable and contract assets, net	—	110,219	—	28,945	—	—	139,164
Short-term investment, net	69,618	—	—	—	—	—	69,618
Long-term investment	—	—	—	—	3,826		3,826
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(1,003,436)	—	—	—	—	1,003,436	—
Intercompany balances*	44,695	52,649	—	(52,655)	(44,738)	49	—
Other assets	1,117	196,532	—	35,053	2,891	—	235,593
Total assets	(735,921)	415,653	—	22,950	(5,095)	1,003,485	701,072
Liabilities
Refund liabilities	—	180,104	—	—	—	—	180,104
Tax payables	—	164,444	—	14,929	48	—	179,421
Other payables related to the disposal of Shanghai Caiyin	—	839,830	—	—	—	—	839,830
Other liabilities	5,933	186,047	—	48,526	2,810	—	243,316
Total liabilities	5,933	1,370,425	—	63,455	2,858	—	1,442,671
Total net assets/ (liabilities)	(741,854)	(954,772)	—	(40,505)	(7,953)	1,003,485	(741,599)

__________________

*Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	—	41,441	—	—	—	—	41,441
Restricted cash	—	41,500	—	—	—	—	41,500
Accounts receivable, net	—	336,849	—	—	—	—	336,849
Contract assets, net	—	203,080	—	—	—	—	203,080
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(1,652,006)	—	—	—	—	1,652,006	—
Other assets	—	179,009	—	—	—	—	179,009
Total assets	(1,652,006)	801,879	—	—	—	1,652,006	801,879
Liabilities
Liabilities from the investor assurance program	—	1,547,072	—	—	—	—	1,547,072
Tax payables	—	422,177	—	—	—	—	422,177
Other liabilities	—	484,636	—	—	—	—	484,636
Total liabilities	—	2,453,885	—	—	—	—	2,453,885
Total net assets/ (liabilities)	(1,652,006)	(1,652,006)	—	—	—	1,652,006	(1,652,006)

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	680,790	—	1,571,104	65,092	(536,496)	1,780,490
Total operating cost and expenses	(6,979)	(696,592)	—	(1,102,656)	(78,803)	536,496	(1,348,534)
(Loss)/Income from operations	(6,979)	(15,802)	—	468,448	(13,711)	—	431,956
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	479,220	—	—	—	—	(479,220)	—
Net income	472,086	89,149	21	393,161	(6,472)	(480,184)	467,761

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	624,868	—	696,914	61,468	(83,090)	1,300,160
Total operating cost and expenses	(6,740)	(394,453)	—	(605,781)	(74,169)	83,090	(998,053)
(Loss)/Income from operations	(6,740)	230,415	—	91,133	(12,701)	—	302,107
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	319,091	—	—	—	—	(319,091)	—
Net income	252,883	254,283	1	79,919	(15,112)	(321,908)	250,066

	For the year ended December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	2,151,165	—	189,035	438	(110,462)	2,230,176
Total operating cost and expenses	(2,886)	(1,567,424)	—	(229,308)	(6,351)	110,462	(1,695,507)
(Loss)/Income from operations	(2,886)	583,741	—	(40,273)	(5,913)	—	534,669
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	525,722	—	—	—	—	(525,722)	—
Net income	527,747	571,227	—	(40,506)	(5,561)	(525,722)	527,185

	For the year ended December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	2,881,940	—	—	—	—	2,881,940
Total operating cost and expenses	—	(2,196,734)	—	—	—	—	(2,196,734)
(Loss)/Income from operations	—	685,206	—	—	—	—	685,206
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	611,758	—	—	—	—	(611,758)	—
Net income	611,758	611,758	—	—	—	(611,758)	611,758

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(12,317)	98,486	(534)	60,489	38,416	—	184,540
Net cash used in investing activities	—	(96,180)	—	(1,612)	(28,430)	—	(126,222)
Net cash provided by financing activities	3,296	—	4,056	—	2,586	—	9,938

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(38,027)	(40,071)	4,199	21,493	16,901	—	(35,505)
Net cash provided by (used in) investing activities	37,372	(62)	—	(657)	(3,427)	—	33,226
Net cash provided by financing activities	6,982	—	—	—	3,613	—	10,595

	For the year ended December 31, 2019
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(42,792)	19,465	—	10,796	38,822	—	26,291
Net cash (used in) provided by investing activities	(191,401)	(35,505)	—	12,668	(19,940)	—	(234,178)
Net cash provided by (used in) financing activities	255,928	(12,299)	—	230	815	—	244,674

	For the year ended December 31, 2018
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash used in operating activities	—	(228,368)	—	—	—	—	(228,368)
Net cash used in investing activities	—	(16,423)	—	—	—	—	(16,423)
Net cash used in financing activities	—	(433,600)	—	—	—	—	(433,600)

The following table sets forth the roll-forward of the line item titled “investments in subsidiaries and VIEs” in the Parent’s financial statements:

Roll-forward of “investments in subsidiaries and VIEs”	Investments in subsidiaries and VIEs
(RMB in thousands)
Balance at January 1, 2018	(1,931,542)
Equity in earnings of VIEs	611,758
Equity in earnings of subsidiaries	—
Dividend distributed to shareholders*	(400,000)
Share-based compensation**	67,778
Balance at December 31, 2018	(1,652,006)
Equity in earnings of VIEs	571,227
Equity in earnings of subsidiaries	(45,505)
Share-based compensation offset by capitalized	126,008
IPO expenses incurred by subsidiaries and VIEs**
Foreign currency translation	(3,160)
Balance at December 31, 2019	(1,003,436)
Equity in earnings of VIEs	254,283
Equity in earnings of subsidiaries	64,808
Share-based compensation**	30,652
Foreign currency translation	1,500
Balance at December 31, 2020	(652,193)
Equity in earnings of VIEs	92,356
Equity in earnings of subsidiaries	386,864
Share-based compensation**	15,186
Foreign currency translation	2,221
Balance at December 31, 2021	(155,566)

_________________

*Cash dividends paid by a subsidiary on behalf of the Parent to the Company’s shareholders.

**           Share-based compensation expense attributable to subsidiaries and VIEs accounted for as investments in subsidiaries and VIEs. In 2019, the amount was offset by IPO expenses incurred by subsidiaries and VIEs on behalf of the Parent.”

Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

We may be required to obtain approval, complete filing or fulfill other requirements of the China Securities Regulatory Commission, or the CSRC within three business days after the closing of our future offering, according to the Draft Administration Provisions and the Draft Filing Measures(as defined below). We do not believe we are not required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors.

Approval Required from the China Securities Regulatory Commission

On December 24, 2021, the China Securities Regulatory Commission, the CSRC, released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Provisions and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administration Provisions and the Draft Filing Measures aim to establish a unified supervision system and promote cross-border regulatory cooperation, which lay out filing procedures for domestic companies to record their initial public offerings and follow-on offerings abroad with the CSRC. Issuers are required to file follow-on offerings with the CSRC within three business days after the closing of such offerings. As a result, if the Draft Administration Provisions and the Draft Filing Measures are enacted in their current form, we may be required to complete the filing procedures with the CSRC for any future follow-on offerings within three business days after the closing of the offering.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules, for public comments. According to the Draft Archives Rules, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm complied with the corresponding procedures. Nevertheless, the Draft Archives Rules do not provide a clear scope of state secrets or secrets of the governmental authorities and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the substantial uncertainties surrounding the interpretation of the Draft Archives Rules at present, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

The Draft Administration Provisions, the Draft Filing Measures and the Draft Archives Rules, if enacted in their current forms, may subject us to additional compliance requirement in the future for a future securities offering, including completion of filing procedures and obtaining required approval. We cannot assure you that we will be able to get the clearance of filing procedures or obtain the required approval on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with a future offering of our securities to foreign investors.”

Approval from the Cyberspace Administration of China or Other PRC Government Authorities

With respect to the Cyberspace Administration of China, or the CAC, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators. The aforementioned critical information infrastructure refers to important network infrastructure and information system in public telecommunications, information services, energy sources, transportation and other critical industries and domains, in which any destruction or data leakage will have severe impact on national security, the nation’s welfare, people’s living and public interests; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures (as defined below) will be applicable to a future offering conducted by China-based companies listed overseas. For further discussion on the risks relating to the oversight of the CAC, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.”

We believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators; and (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Shanghai Wuxingjia and Geerong Yun, may be deemed to be providing commercial Internet information services, which would require Shanghai Wuxingjia and Geerong Yun to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

Except as otherwise disclosed in the foregoing, we do not believe we are required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors.

If we inadvertently conclude any prior approval is not required and the CSRC, the CAC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all, or to maintain such approval once we receive it. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for future offerings, we may face regulatory actions or other sanctions from these regulatory agencies. For example, regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if we are required to obtain any other approvals from or complete filings and/or other regulatory procedures with the CSRC, the CAC or other PRC regulatory agencies as a result of change in applicable laws, regulations or interpretations for any future offering or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings and/or other regulatory procedures in a timely manner, or at all. Any failure to obtain such approval or complete such filings and/or other regulatory procedures may subject us to regulatory actions or other sanctions taken by the relevant government authorities, which may have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to the Consolidated VIE and China Operations

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs. In particular, we are subject to risks and uncertainties relating to our corporate structure and doing business in China, including, but not limited to, the following:

•Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group, Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Finance or forfeit our rights under the contractual arrangements;

•The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and the business of us and the consolidated VIE face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations;

•We and the consolidated VIE are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIE’s business and prospects, and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

•It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment;

•The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs;

•The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our future offering;

•Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations;

•If the PRC government deems that the Contractual Arrangements in relation to Jiayin Finance do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations;

•We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law;

•Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business;

•The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition;

•Contractual Arrangements in relation to the consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment;

•We may lose the ability to use and enjoy assets held by Jiayin Finance and Shanghai Wuxingjia that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding;

•Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE Group’s business and results of operations;

•A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our and the VIE Group’s business and financial condition;

•Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain;

•We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations;

•We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business;

•PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;

•Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs;

•Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment;

•Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties;

•The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China;

•PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law;

•Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions;

•If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders;

•We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary;

•We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies; and

•The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs.

For further details on the regulatory, liquidity and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Risks Related to PCAOB Inspections

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our and the VIE Group’s financial statements as of December 31, 2021 and for the year ended December 31, 2021 contained in this annual report have been audited by Marcum Bernstein & Pinchuk LLP, or MBP, an independent registered public accounting firm that is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. As of the date hereof, MBP is not on such lists of the PCAOB Determination Report. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, you may be deprived of the benefits of such inspections which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating HFCAA which would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditors is not subject to PCAOB inspections for two consecutive years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions is reduced from three to two, then the time period before the issuer’s securities may be prohibited from trading or delisted could be reduced. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act, if the SEC subsequently determines the audit work related to us is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Additionally, the inability of the PCAOB to conduct inspections of our former or current auditors deprives our investors of the benefits of such inspections.”

Enforceability of Civil Liability

We are an exempted company limited by shares incorporated under the laws of Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. None of our directors and executive officers resides in Hong Kong, and their assets are primarily located outside Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

We and the VIE Group operate in China’s online consumer finance marketplace, an emerging and evolving industry, which makes it difficult to evaluate our and the VIE Group’s future prospects.

China’s online consumer finance industry is relatively new and may not develop as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our and the VIE Group’s development. If that happens, there may not be adequate loans facilitated on our and the VIE Group’s platform, and our and the VIE Group’s current business model may be negatively affected. As a new industry, there are very few established players whose business models we and the VIE Group can follow or build upon. Potential borrowers and investors may not be familiar with this new industry and may have difficulty distinguishing our and the VIE Group’s services from those of our and the VIE Group’s competitors. Attracting and retaining borrowers and institutional funding partners is critical to increase the volume of loans facilitated through our and the VIE Group’s platform. The emerging and evolving online consumer finance market makes it difficult to effectively assess our and the VIE Group’s future prospects. In addition, our and the VIE Group’s business has grown substantially in recent years, but our and the VIE Group’s past growth rates may not be indicative of our and the VIE Group’s future growth.

You should consider our and the VIE Group’s business and prospects in light of the risks and challenges we and the VIE Group encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our and the VIE Group’s ability to, among other things:

•	navigate an evolving regulatory environment;
•	expand the base of borrowers and institutional funding partners served on our and the VIE Group’s platform;
•	maintain our and the VIE Group’s credit standards;
•	enhance our and the VIE Group’s risk management capabilities;
•	improve our and the VIE Group’s operational efficiency;
•	continue to scale our and the VIE Group’s technology infrastructure to support the growth of our and the VIE Group’s platform and higher transaction volume;
•	broaden our and the VIE Group’s loan product offerings;

•	operate without being adversely affected by the negative publicity about the industry in general and our and the VIE Group’s company in particular;
•	maintain the security of our and the VIE Group’s platform and the confidentiality of the information provided and utilized across our and the VIE Group’s platform;
•	cultivate a vibrant consumer finance ecosystem;
•	attract, retain and motivate talented employees; and
•	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

If the market for our and the VIE Group’s platform does not develop as we and the VIE Group expect, if we and the VIE Group fail to educate potential users and funding sources about the value of our and the VIE Group’s platform and services, or if we and the VIE Group fail to address the needs of our and the VIE Group’s target customers, our and the VIE Group’s reputation, business and results of operations will be materially and adversely affected.

The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we and the VIE Group fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our and the VIE Group’s business, financial conditions and results of operations would be materially and adversely affected.

Due to the relatively short history of the online consumer finance industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our and the VIE Group’s industry. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the Civil Code of the PRC and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.”

In July 2015, the People’s Bank of China, or the PBOC, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online finance industry titled the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles governing the online finance industry. Following the core principles of the Guidelines, a series of additional restrictions and affirmative obligations were imposed on online lending information intermediaries by (i) the Circular on Regulating and Rectifying of “Cash Loan” Services in December 2017, or the Circular 141, (ii) the Interim Measures for the Administration of Online Loans by Commercial Banks issued in July 2020, or the Commercial Banks Online Lending Measures, (iii) the Notice on Further Regulating Commercial Banks Online Lending issued in February 2021, or the Circular 24, (iv) the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students in February 2021, or the Notice on Internet Consumer Loan for College Students, and (v) the Announcement No. 3 issued by the PBOC on March 2021.

The laws, regulations, rules and governmental policies are expected to continue to evolve in our and the VIE Group’s industry. The growth in popularity of online consumer finance in China increases the likelihood for the government authorities to further regulate our and the VIE Group’s industry. We and the VIE Group are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the online consumer finance industry, or the status and scrutiny of implementation thereof will have on our and the VIE Group’s business, financial condition and results of operations. To the extent that we and the VIE Group are not able to fully comply with any applicable laws or regulations, our and the VIE Group’s business, financial condition and results of operations may be materially and adversely affected.

If our and the VIE Group’s practice is deemed to violate any PRC laws and regulations, our and the VIE Group’s business, financial condition and results of operations would be materially and adversely affected.

The PRC regulatory regime with respect to the online consumer finance industry is relatively new and evolving, and their interpretation and enforcement are subject to significant uncertainties, which result in difficulties in determining whether our and the VIE Group’s existing practices may be interpreted to violate any applicable laws and regulations.

To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we and the VIE Group have implemented various policies and procedures to conduct our and the VIE Group’s business and operations. However, due to the lack of detailed implementation rules on certain key requirements of the regulations and different interpretation of the regulations by the local authorities, we and the VIE Group cannot be certain that our and the VIE Group’s existing practices would not be deemed to be in violation of any existing or future laws, rules and regulations that are applicable to our and the VIE Group’s business.

Circular 141 requires banking financial institutions that participate in the “cash loan” business to ensure that no third parties will charge borrowers any interest or fees from borrowers and they themselves will not accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee. Since the third quarter of 2019, we and the VIE Group have proactively made an adjustment to our and the VIE Group’s cooperation model with institutional funding partners through Geerong Yunke Information Technology Co., Ltd. (“Geerong Yunke”) and Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (“Geerong Yun”, formerly known as “Jirongyun (Shanghai) Enterprise Development Co., Ltd.”). To comply with Circular 141, we and the VIE Group cooperate with certain institutional partners such as banks and microcredit companies by having them charge fees directly from borrowers and pay service fees for credit assessment, borrower matching and information support to us. Additionally, we and the VIE Group do not offer credit enhancement services directly to institutional partners for loans facilitated. Instead, the credit enhancement services are offered by licensed third-party credit enhancement service providers. However, due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, we and the VIE Group cannot assure you that our and the VIE Group’s business model will be in full compliance with existing and future laws and regulations.

Moreover, Circular 141 prohibits banking financial institutions from outsourcing core businesses, such as credit examination and risk control. Currently, loans facilitated by Geerong Yunke and Geerong Yun are directly funded to the borrowers. We and the VIE Group refer to such institutional funding partners qualified credit applications from borrowers, and only provide initial screening, preliminary credit examination and technical services. They will then review the applications and conduct risk controls themselves. However, we and the VIE Group cannot rule out the possibility that government authorities could consider our and the VIE Group’s services to be in violation of Circular 141. If any of our and the VIE Group’s services are deemed to be in violation of Circular 141, we and the VIE Group could face penalties, including but not limited to suspensions of operation, orders to rectify and condemnation. If this is the case, our and the VIE Group’s business, financial condition and results of operations could be materially and adversely affected.

In addition, on October 9, 2019, CBIRC issued the Notice on Printing and Distributing the Supplementary Provisions on the Supervision and Management of Financing Guarantee Companies (the “CBIRC Circular 37”), which explicitly provides that institutions providing customer promotion, credit assessment and other services for various lending institutions shall not provide financing guarantee services without approval. During our and the VIE Group’s cooperation with certain institutional funding partners since the third quarter of 2019, the credit enhancement services have been provided by licensed third-party credit enhancement service providers (the “Licensed Credit Enhancement Providers”), the Licensed Credit Enhancement Providers also demand counter-guarantees by another company in some contracts. Meanwhile, we and the VIE Group also provide commitment letter of balance complements to the institutional funding partners or the Licensed Credit Enhancement Providers as required by them. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If the behavior of Jiayin Finance and Geerong Yunke was deemed to be financing guarantee services without approval according to CBIRC Circular 37, we and the VIE Group might be subject to licensing requirements and might be subject to penalties such as suspension of relevant business.

Furthermore, it is reported that, in July 2021, the Credit Bureau of the PBOC issued a notice to the online platform operators, requiring online platforms to achieve full “disconnection” of personal information from financial institutions. Online platform operators which provide online lending information services, shall not provide information submitted by individuals, information generated within the online platform or information obtained from external sources directly to financial institutions in the name of application information, identity information, basic information, personal profile scoring information, etc. During our and the VIE Group’s cooperation with certain institutional funding partners since the third quarter of 2019, we and the VIE Group provide the personal information of individual borrowers after initial screening to our and the VIE Group’s institutional funding partners. We and the VIE Group have been discussing with Baihang Credit Co., Ltd. and PuDao Credit Information Co., Ltd. to find a feasible regulatory-approved specific plan for “disconnection”, which has not yet been formally implemented. After the disconnection scheme is confirmed by the PBOC, we and the VIE Group will realize the disconnection with our and the VIE Group’s cooperating financial institutions in accordance with the regulatory requirements as soon as possible. Furthermore, to meet the regulatory requirements, we and the VIE Group have made the following preparations: (i) informing borrowers clearly of the purposes, methods and scope of any information collection and usage and obtaining the consent of the borrowers; (ii) collecting personal information as needed.

In addition, we and the VIE Group cannot assure you that the business operations of our and the VIE Group’s institutional funding partners currently are, or will continue to be, in compliance with the relevant PRC laws and regulations. Failure of our and the VIE Group’s institutional funding partners to comply with the relevant PRC laws and regulations may materially and adversely affect our and the VIE Group’s business, results of operations, financial condition and prospects. For example, the Implementation Measures of the PBOC for Protecting Rights and Interests of Financial Consumers provide that banks and payment institutions shall follow the principles of voluntariness, equality, fairness and good faith, and protect the legitimate rights and interests of consumers of financial products and services when providing financial products or services to consumers. The aforementioned Measures also specify various requirements on banks and payment institutions to protect consumers’ financial information, including requirements on the collection, disclosure, notification, use, management, storage and confidentiality of such information. In the event our and the VIE Group’s funding partners violate the provisions in the measures, they could become subject to penalties, including warnings, fines, suspension of business and revocation of required licenses, and as a result, we and the VIE Group may need to modify our and the VIE Group’s business practices and our and the VIE Group’s business, results of operations, financial condition and prospects would be materially and adversely affected.

As of the date of this annual report, we and the VIE Group have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. If our and the VIE Group’s practice is deemed to violate any laws, regulations and rules, we and the VIE Group may face, among others, regulatory warning, corrective order, condemnation, fines and criminal liability. If such situations occur, our and the VIE Group’s business, financial condition, results of operations and prospects would be materially and adversely affected.

The growth of our and the VIE Group’s business is limited by PRC laws and regulations, and we and the VIE Group have changed our and the VIE Group’s business into loan facilitation platform.

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

Considering the regulatory environment on online lending information intermediaries, we and the VIE Group ceased to offer new loans for online individual investors’ subscription since April 2020 and transitioned to a full institutional funding partner model. In November 2020, the outstanding loan balance of our and the VIE Group’s legacy P2P lending business was reduced to zero.

As we and the VIE Group transitioned to a full institutional funding partner model, we and the VIE Group have worked with a diversified group of funding partners, which includes commercial banks, trusts and microcredit companies. We and the VIE Group believe our and the VIE Group’s capital-light strategy of pursuing diversified funding sources will support our and the VIE Group’s continuous growth, allow us to offer or facilitate a wide variety of loans under changing market conditions and provide more affordable credit products. We and the VIE Group will further optimize and diversify our and the VIE Group’s funding sources by cooperating with additional entities, while also seeking to strengthen our and the VIE Group’s mutually beneficial relationships with existing funding partners by leveraging our and the VIE Group’s technology and data services to ensure the scalability, stability and sustainability of our and the VIE Group’s funding. The growth and success of our and the VIE Group’s future operations depend on the availability of adequate lending capital, at a commercially reasonable cost, to meet borrower demand for loans facilitated on our and the VIE Group’s platform.

If the funding partners’ risk appetite changes due to changes in economic conditions, regulatory regime, any unexpected shortage of funds, availability of licensed third party credit enhancement service providers or other reasons, funding partners may choose to offer different investment terms, which are not acceptable to us, or choose to not invest in loans facilitated on our and the VIE Group’s platforms. To the extent that it is necessary to obtain additional lending capital from funding partners, such lending capital may not be available to our and the VIE Group’s platforms on acceptable terms or at all. If adequate funds are not available to meet borrowers’ demand for loans when they arise, our and the VIE Group’s platforms may not be able to fulfill all loan requests and the volume of loans facilitated on our and the VIE Group’s platforms may be significantly impacted. If our and the VIE Group’s platforms are unable to provide potential borrowers with loans or fund the loans on a timely basis due to insufficient lending capital on our and the VIE Group’s platforms, we and the VIE Group may experience a loss of market share or slower than expected growth, in which case our and the VIE Group’s business, financial condition and results of operations could be materially and adversely affected.

Our and the VIE Group’s cooperation with institutional funding partners may expose us to regulatory uncertainties and we and the VIE Group may be required to obtain additional government approval or license due to our and the VIE Group’s cooperation with institutional funding partners.

We and the VIE Group have expanded our and the VIE Group’s institutional funding partner base and the volume of loans funded by our and the VIE Group’s institutional funding partners in 2020 and since April 2020, we and the VIE Group collaborate exclusively with institutional funding partners to fund our and the VIE Group’s loans. Our and the VIE Group’s collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. For example, Circular 141 provides a series of guidance on the cash loan business of financial institutions. In July 2020, the CBIRC issued the Interim Measures for the Administration of Online Loans by Commercial Banks to provide detailed rules on online loans provided by commercial banks. Further, on February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. To comply with such guidance, our and the VIE Group’s institutional funding partners, such as banks and trusts, may need to change their cooperation model with their business partners, including us, which may adversely affect our and the VIE Group’s business. In addition, we and the VIE Group cannot assure you that the business operations of our and the VIE Group’s institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our and the VIE Group’s institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our and the VIE Group’s business, financial condition and prospects would be materially and adversely affected.

In addition, CBIRC Circular 37 explicitly provides that institutions providing customer promotion, credit assessment and other services for various lending institutions shall not provide financing guarantee services without approval. During our and the VIE Group’s cooperation with certain institutional funding partners since the third quarter of 2019, the credit enhancement services have been provided by the Licensed Credit Enhancement Providers, and the Licensed Credit Enhancement Providers also demand counter-guarantees by another company in some contracts. Meanwhile, we and the VIE Group also provide commitment letter of balance complements to the institutional funding partners or the Licensed Credit Enhancement Providers as required by them. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. If the behavior of Jiayin Finance and Geerong Yunke was deemed to be financing guarantee services without approval according to CBIRC Circular 37, we and the VIE Group might be subject to licensing requirements and might be subject to penalties such as suspension of relevant business.

Because we conduct businesses in many countries and intend to continue to expand in international markets, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations.

While we operate our businesses with a focus on the China market, we have been exploring opportunities in other developing countries with a significant size of low-to mid- income population in recent years and intend to continue to expand our businesses in international markets. For example, in 2019, we established our Indonesia office to supervise our rapid development in Southeast Asia. In September 2021, we commenced our businesses in Nigeria and intend to continue to ramp up our business in Nigeria in the future.

Operating a multinational business creates difficulties associated with staffing, managing our global operations, as well as complying with local legal and regulatory requirements. Our existing operations in international markets may not succeed eventually, and may expose us to increased risks associated with different market dynamics and competition in the international markets. We are subject to a variety of local laws and regulations that involve matters central to our business, including, among others, financial services, data privacy and security, competition, consumer protection and taxation. These laws can be particularly restrictive in certain jurisdictions, as they constantly evolve and remain subject to change. In addition, the application and interpretation of these laws and regulations, which are often uncertain and subject to change, could result in government inquiries, claims, disputes, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm our business.

Furthermore, we expect our operations to continue to expand in many jurisdictions. Some of these jurisdictions have undergone significant political, economic and social change in recent years and the risk of new, unforeseen changes in these jurisdictions remains greater than in the U.S. or other more developed countries. Although we have engaged experienced staffs and consultants in jurisdictions in which we deem appropriate, we cannot assure you that we will continue to be found to be operating in compliance with all applicable laws or regulations which we may be subject to. We may also be subject to increased reputational risk, or be scrutinized for compliance with labor, social security or tax requirements in connection with certain of our employment practices in different jurisdictions. In addition, we cannot assure you that laws and regulations applicable to us will not be modified or interpreted in ways that could adversely affect our business. Our business, financial condition and results of operations could be materially and adversely affected if we cannot effectively manage our business to address the market demands and complexities of operating a multinational business.

If we and the VIE Group are unable to maintain and increase the number of our and the VIE Group’s borrowers or the volume of loans facilitated through our and the VIE Group’s platform, our and the VIE Group’s business and results of operations will be adversely affected.

The total loan origination volume facilitated through our and the VIE Group’s platform was RMB19.1 billion in 2019, RMB11.6 billion in 2020, and RMB21.9 billion (US$3.4 billion) in 2021, respectively. To maintain the high growth momentum of our and the VIE Group’s platform, we and the VIE Group must continuously increase the volume of loans by retaining current participants and attracting more users whose financing needs can be met on our and the VIE Group’s platform. If there are insufficient institutional funding sources, borrowers may not be able to obtain capital through our and the VIE Group’s platform and may turn to other sources for their borrowing needs. If we and the VIE Group are unable to attract qualified borrowers and sufficient institutional funding, or if borrowers do not continue to participate in our and the VIE Group’s platform at the current rates due to any changes or other business or regulatory reasons, we and the VIE Group may be required to modify the way we and the VIE Group conduct our and the VIE Group’s business to ensure compliance with existing or new PRC laws and regulations, we and the VIE Group might not be able to increase our and the VIE Group’s loan transaction volume and revenues as we and the VIE Group expect, and our and the VIE Group’s business and results of operations may be adversely affected.

If we and the VIE Group are unable to secure funding from institutional funding partners on terms acceptable to us, or at all, our and the VIE Group’s reputation, results of operations and financial condition may be materially and adversely affected.

We and the VIE Group collaborate with institutional funding partners to fund certain loans we and the VIE Group facilitate. Our and the VIE Group’s current institutional funding partners include banks, trusts and microcredit companies.

The availability of funding from institutional funding partners depends on many factors, some of which are out of our and the VIE Group’s control. Some of our and the VIE Group’s institutional funding partners have limited operating history, and there can be no assurance that we and the VIE Group will be able to rely on their funding in the future. Our and the VIE Group’s ability to cooperate with new institutional funding partners may be subject to regulatory or other limitations. In addition, regardless of our and the VIE Group’s risk management efforts, loans facilitated by us may nevertheless be considered riskier and have a higher delinquency rate than loans provided by traditional financial institutions. In the event there is a sudden or unexpected shortage of funds from our and the VIE Group’s institutional funding partners, or if our and the VIE Group’s institutional funding partners have determined not to continue to collaborate with us, we and the VIE Group may not be able to maintain necessary levels of funding without incurring high costs of capital, or at all. While we and the VIE Group have managed to diversify our and the VIE Group’s funding sources, there can be no assurance that our and the VIE Group’s funding sources will remain or become increasingly diversified in the future. If we and the VIE Group become dependent on a small number of institutional funding partners and any such institutional funding partner determines not to collaborate with us or limits the funding that is available, our and the VIE Group’s business, financial condition, results of operations and cash flow may be materially and adversely affected.

Our and the VIE Group’s institutional funding partners typically agree to provide funding to our and the VIE Group’s users who meet their predetermined criteria, subject to their approval process. In addition, while our and the VIE Group’s users’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our and the VIE Group’s institutional funding partners, they may implement additional requirements in their approval process outside of our and the VIE Group’s monitor and control. Thus, there is no assurance that our and the VIE Group’s institutional funding partners could provide reliable, sustainable and adequate funding to support the required liquidity as they could decline to fund user loans originated on our and the VIE Group’s platform. In addition, if PRC laws and regulations impose more restrictions on cooperation with institutional funding partners, these institutional funding partners will become more selective in choosing cooperation partners, which may drive up the funding costs and the competition among online lending platforms to cooperate with a limited number of institutional funding partners as well as other non-institutional funding sources. Any of the above may materially increase our and the VIE Group’s funding costs, which may adversely affect our and the VIE Group’s results of operations and profitability. Furthermore, if PRC laws and regulations are issued that prohibit our and the VIE Group’s cooperation with our and the VIE Group’s institutional funding partners, our and the VIE Group’s cooperation with our and the VIE Group’s funding partners may have to be terminated or suspended, which may materially and adversely affect our and the VIE Group’s business, financial condition and results of operations.

If our and the VIE Group’s existing and new loan products and programs do not achieve sufficient market acceptance, our and the VIE Group’s financial results and competitive position will be harmed.

We and the VIE Group have devoted significant resources to, and will continue to emphasize, upgrading and marketing our and the VIE Group’s existing loan products and programs and enhancing their market awareness. We and the VIE Group also incur expenses and expend resources upfront to develop, acquire and market new loan products and programs that incorporate additional features, improve functionality or otherwise make our and the VIE Group’s platform more desirable to borrowers. New loan products and programs must achieve high levels of market acceptance in order for us to recoup our and the VIE Group’s investment in developing, acquiring and bringing them to market.

Our and the VIE Group’s existing and new loan products and programs could fail to attain sufficient market acceptance for many reasons, including:

•	borrowers may not find terms of our and the VIE Group’s loan products, such as costs and credit limit, competitive or appealing;
•	our and the VIE Group’s failure to predict market demand accurately and provide loan products that meet this demand in a timely fashion;

•	borrowers and institutional funding partners using our and the VIE Group’s platform may not like, find useful or agree with, any changes;
•	defects, errors or failures in our and the VIE Group’s platform;
•	negative publicity about our and the VIE Group’s loan products or our and the VIE Group’s platform’s performance or effectiveness;
•	views taken by regulatory authorities that the new products or platform changes do not comply with PRC laws, regulations or rules applicable to us; and
•	the introduction or anticipated introduction of competing products by our and the VIE Group’s competitors.

In addition, our and the VIE Group’s platform features a high proportion of repeat borrowers. Out of the total loan volume facilitated through our and the VIE Group’s platform in 2019, 2020 and 2021, 50.4%, 72.8% and 62.3%, respectively, was attributable to repeat borrowers who had successfully borrowed on our and the VIE Group’s platform before. The loan size of repeat borrowing of repeat borrowers tends to be larger than that of first time borrowing. Repeat borrowing also generally contributes to a higher overall credit quality of borrowers on our and the VIE Group’s platform as we and the VIE Group only permit borrowers with positive repayment histories to become repeat borrowers. If our and the VIE Group’s repeat borrowing rate decreases in the future, or if the repeat borrowing rate is not as high as our and the VIE Group’s expectations, our and the VIE Group’s overall profitability may be adversely affected. If we and the VIE Group are unable to increase the number of repeat borrowers on our and the VIE Group’s platform, the credit quality, amount of transaction and service fees and overall profitability of our and the VIE Group’s platform may be adversely affected. If our and the VIE Group’s existing and new loan products do not achieve adequate acceptance in the market, especially among our and the VIE Group’s existing borrowers, our and the VIE Group’s competitive position, results of operations and financial condition could be harmed.

If we and the VIE Group are unable to provide a high-quality user experience, our and the VIE Group’s business and reputation may be materially and adversely affected.

The success of our and the VIE Group’s business largely depends on our and the VIE Group’s ability to provide high-quality user experience, which in turn depends on a variety of factors. These factors include our and the VIE Group’s ability to continue to offer loan products at competitive amount of financing interest and service fees and adequate credit limits, reliable and user-friendly website interface and mobile apps for users to browse, apply for credit, and further improve our and the VIE Group’s online transaction process. If users are not satisfied with our and the VIE Group’s loan products or our and the VIE Group’s services, or our and the VIE Group’s system is severely interrupted or otherwise fail to meet the borrowers’ requests, our and the VIE Group’s reputation and borrower loyalty could be adversely affected.

In addition, if our and the VIE Group’s user service representatives fail to provide satisfactory service, or if waiting time for our and the VIE Group’s user service hotline is too long due to the high volume of inquiries from users and borrowers at peak times, our and the VIE Group’s brands and borrower loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our and the VIE Group’s borrower service may harm our and the VIE Group’s brands and reputation and in turn cause us to lose borrowers and market share. As a result, if we and the VIE Group are unable to continue to maintain or enhance our and the VIE Group’s borrower experience and provide a high-quality borrower service, we and the VIE Group may not be able to retain borrowers or attract prospective borrowers, which could have a material adverse effect on our and the VIE Group’s business, financial condition and results of operations.

Any negative publicity with respect to us, the online consumer finance industry in general and our third-party partners may materially and adversely affect our business and results of operations.

Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•	maintain the quality and reliability of our and the VIE Group’s platform;
•	provide borrowers and institutional funding partners with a superior experience in our and the VIE Group’s platform;
•	enhance and improve our and the VIE Group’s credit assessment and pricing models;
•	effectively manage and resolve borrower and investor complaints; and
•	effectively protect personal information and privacy of borrowers and institutional funding partners.

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

Changes in PRC regulations relating to interest rates for marketplace and microcredit lending could have a material adverse effect on our and the VIE Group’s business.

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

On July 20, 2020, the Supreme People’s Court and the National Development and Reform Commission jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. This document states that if the interest and fees, including interest, compound interest, penalty interest, liquidated damages and other fees, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship.

On September 1, 2015, the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases came into effect and was then amended on August 20, 2020 and January 1, 2021. Under these amendments, if the service fees or other fees that we and the VIE Group charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and the VIE Group and our and the VIE Group’s business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our and the VIE Group’s request to demand the payment of fees that exceed the limit from the borrower. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank

Interbank Funding Center. The one-year Loan Prime Rate issued by the National Bank Interbank Funding Center on April 20, 2022 was 3.7%, and we and the VIE Group cannot assure you that the one-year Loan Prime Rate or the upper limit on interest and fee rates will not decrease in the future. As to the cases accepted by PRC courts of first instance on or after August 20, 2020 and in which the loan contracts were established before August 20, 2020, if the lender requests that the court apply the previous limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit.

On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the relevant financial business of microcredit companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities. However, there remain uncertainties in the interpretation and implementation of the two amendments, including their applicability in practice, the basis of the formula used to calculate the interest limit, and the scope of inclusion of related fees, as well as inconsistencies between the standard and the level of enforcement by different PRC courts. If we and the VIE Group are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, we and the VIE Group could be subject to orders of suspension, cessation or rectification, cancellation of qualifications, or other penalties, and our and the VIE Group’s business, financial condition, results of operations and our and the VIE Group’s cooperation with business partners could be materially and adversely affected as a result.

To further clarify the way of calculating “total annual interest rate,” the PBOC issued the Announcement No. 3 on March 2021, which confirms that the annualized rate of a loan should be calculated as the annualized ratio of total costs (to borrower) to outstanding principal amount. The costs include interest and other fees and charges directly related to the loan. The amount of principal should be specified in the loan contract or other loan certificates. If the loan is repaid in installments, the outstanding principal amount should be the balance after each repayment. The calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

Consequently, PRC courts will not uphold our and the VIE Group’s request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that we and the VIE Group refund the portion exceeding the limit and the PRC courts may uphold such requests. To ensure compliance with the caps, we and the VIE Group may need to reduce the fees we and the VIE Group charge to our and the VIE Group’s institutional funding partners, subject to further negotiation with them. They may further lower the APR of their loans from time to time if the cap of aggregated borrowing costs charged by licensed financial institutions is further lowered by any newly adopted, or by the application of any existing, laws, regulations or ruling. If our and the VIE Group’s funding partners or us are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the limits permitted by the relevant laws and regulations, our and the VIE Group’s business, financial condition, results of operations and our and the VIE Group’s cooperation with our and the VIE Group’s funding partners could be materially and adversely affected.

We and the VIE Group are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.

Our and the VIE Group’s business is subject to credit cycle, which is in turn associated with the volatility of general economy. If economic conditions deteriorate, we and the VIE Group may face increased risk of default or delinquency of borrowers, which will result in lower returns or even losses. In the event that the creditworthiness of our and the VIE Group’s borrowers deteriorates or we and the VIE Group cannot track the deterioration of their creditworthiness, the criteria we and the VIE Group use for the analysis of borrower credit profiles may be rendered inaccurate, and our and the VIE Group’s risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impact on our and the VIE Group’s reputation, business, results of operations and financial positions.

Broader macro, political and socio-economic factors and regulatory environment in China affecting market conditions can materially and adversely affect our and the VIE Group’s business and operating results.

General economic, macro, political and socio-economic factors beyond our and the VIE Group’s control and regulatory environment in China may deter borrowers’ interest in seeking loans through our and the VIE Group’s platform, and similarly, funding partners’ willingness to lend. Such factors include the general interest rate, unemployment rates, residential home values and availability of other investment opportunities. If any of these risk factors should materialize, the volume of loans facilitated on our and the VIE Group’s platform will necessarily decline, and our and the VIE Group’s revenues and operating results may be adversely affected. For instance, from the second quarter of 2019, the loan origination volume on our and the VIE Group’s platform decreased due to regulatory requirements that an online lending intermediary to reduce the number of individual investors, business volume and number of borrowers. In view of the changing regulatory environment, we and the VIE Group have stopped funding our and the VIE Group’s loans with individual investors in April 2020, which negatively affected our and the VIE Group’s business and financial performance in 2020.

Economic conditions in China are subject to domestic economic and political policies, and are also sensitive to global economic conditions, regional instability and tension, as well as the relationship among China and other countries. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. The global macroeconomic environment is also facing challenges. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade tensions between the United States and China. Any severe or prolonged slowdown in the global or Chinese economy may further adversely affect our and the VIE Group’s business, results of operations and financial condition.

We and the VIE Group cannot guarantee that economic conditions will remain favorable for our and the VIE Group’s business or industry and that demand and supply for consumer loans such as those we and the VIE Group primarily facilitate over our and the VIE Group’s platform will continue to be met at current levels. If demand or supply reduces, or if the default rate increases, our and the VIE Group’s growth and revenue will be negatively impacted.

Credit and other information that we and the VIE Group receive from prospective borrowers and third parties about a borrower may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our and the VIE Group’s credit assessment.

For the purpose of credit assessment, we and the VIE Group obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. The third parties whom we and the VIE Group collaborate with include industry anti-fraud service providers, Internet or wireless service providers, online shopping websites and payment service providers. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. Additionally, once we and the VIE Group have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we and the VIE Group have previously obtained inaccurate. We and the VIE Group currently cannot determine whether borrowers have outstanding loans through other online consumer finance platforms at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our and the VIE Group’s platform in order to pay off loans on other online consumer finance platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our and the VIE Group’s platform, the additional debt may impair the ability of that borrower to make payments on his or her loan and the funding partner’s ability to receive returns associated with such loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of his or her indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to funding partners on our and the VIE Group’s platform. The additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower, impairing the borrower’s ability to repay the loan and the funding partner’s ability to receive investment returns associated with such loan. In addition, if a borrower incurs debt on other online lending platforms in order to repay our and the VIE Group’s loans, the borrower’s ability to repay such loans is limited by the availability of funding sources subject to factors beyond the borrower’s control, which may adversely affect our and the VIE Group’s results of operations. For instance, in the first half of 2020, the outbreak of COVID-19 pandemic increased market uncertainties and resulted in an unexpected short-term volatility of borrower credit performance across our and the VIE Group’s industry, and in particular, we and the VIE Group observed a slightly increase in our and the VIE Group’s delinquency rate in the first quarter of 2020. Such inaccurate or incomplete borrower information could compromise the accuracy of our and the VIE Group’s credit assessment and adversely affect the effectiveness of our and the VIE Group’s risk management, which could in turn harm our and the VIE Group’s reputation, and as a result our and the VIE Group’s business and results of operations could be materially and adversely affected.

We and the VIE Group rely on our and the VIE Group’s proprietary credit assessment model in assessing the creditworthiness of our and the VIE Group’s borrowers and the risks associated with loans. If our and the VIE Group’s credit assessment model is flawed or ineffective, or if we and the VIE Group otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our and the VIE Group’s platform, our and the VIE Group’s reputation and market share would be materially and adversely affected, which would severely impact our and the VIE Group’s business and results of operations.

Our and the VIE Group’s ability to attract funding partners and borrowers to, and build trust in, our and the VIE Group’s platform is significantly dependent on our and the VIE Group’s ability to effectively evaluate borrowers’ credit profiles and likelihood of default. To conduct this evaluation, we and the VIE Group utilize our and the VIE Group’s proprietary and open credit assessment model, which is built based on massive data collected through various channels and strengthened by our and the VIE Group’s sophisticated artificial intelligence and advanced machine learning techniques. Our and the VIE Group’s credit assessment model conducts in-depth anti-fraud and delinquency history analysis of the borrowers, assigns the borrowers a credit score based on their risk profile. However, our and the VIE Group’s credit assessment model may not effectively assess the credit risk of the borrower or predict future delinquency rate and loan losses. If we and the VIE Group are unable to effectively classify borrowers into the relative risk categories, We and the VIE Group may be unable to effectively manage the default risks of loans facilitated through our and the VIE Group’s platform, which may adversely affect our and the VIE Group’s ability to accurately account for risks related to such loans. Although the institutional funding partners on our and the VIE Group’s platform have their own risk management systems and our and the VIE Group’s main business is to connect them with borrowers, we and the VIE Group may still be subject to liabilities because of borrowers’ defaults.

In addition, if a borrower’s financial condition worsens after his or her loan application is approved, we and the VIE Group may not be able to take measures to prevent default on the part of the borrower and thereby maintain a reasonably low default rate for loans facilitated through our and the VIE Group’s platform. Our and the VIE Group’s credit assessment model may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower’s creditworthiness deteriorates. In addition, certain line items on our and the VIE Group’s financial statements, including allowance for receivables and contract assets, are and were recorded based on the default rate that we and the VIE Group estimate. Since our and the VIE Group’s estimate of the risks might be inaccurate, our and the VIE Group’s consolidated financial statements may be materially misstated.

While we and the VIE Group continuously refine the algorithms, data processing and machine learning used by our and the VIE Group’s credit assessment model to reduce the likelihood of mispricing loans or misclassifying borrower, our and the VIE Group’s approval process could be negatively affected if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale. If any of the foregoing were to occur in the future, borrowers may seek to revise the terms of their loans or reduce the use of our and the VIE Group’s platform for financing, and our and the VIE Group’s reputation and market share would be materially and adversely affected, which would severely impact our and the VIE Group’s business and results of operations.

We and the VIE Group have obligations to verify information relating to borrowers and detecting fraud. If we and the VIE Group fail to perform such obligations to meet the requirements of relevant laws and regulations, we and the VIE Group may be subject to liabilities. Our and the VIE Group’s reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete.

Our and the VIE Group’s business of connecting funding partners and borrowers constitutes an intermediary service, and our and the VIE Group’s contracts with funding partners and/or borrowers are intermediation contracts under the Civil Code. Under the Civil Code, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract which results in harm to the client’s interests may not claim any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we and the VIE Group fail to provide material information to funding partners and are found to be at fault for our and the VIE Group’s failure or deemed failure to exercise proper care to conduct adequate information verification or supervision, we and the VIE Group could be subject to liabilities as an intermediary under the Civil Code. Furthermore, if we and the VIE Group fail to complete our and the VIE Group’s obligations under the agreements with institutional funding partners and borrowers, we and the VIE Group could also be held liable for damages caused to borrowers or institutional funding partners pursuant to the Civil Code. We and the VIE Group leverage a large database of fraudulent account information and sophisticated rule-based detection technology to detect fraudulent behaviors. We and the VIE Group update our and the VIE Group’s database on a daily basis based on new data collected and fraudulent behavior detected during the ordinary course of our and the VIE Group’s business operations. Although we and the VIE Group believe that as an information intermediary, we and the VIE Group should not bear the credit risk for funding partners as long as we and the VIE Group take reasonable measures to detect fraudulent behavior, we and the VIE Group cannot assure you that we and the VIE Group would not be subject to liability if we and the VIE Group fail to detect any fraudulent behavior. Any such liability could materially and adversely affect our and the VIE Group’s results of operations and financial condition.

We and the VIE Group do not impose restrictions on the use of our and the VIE Group’s loans or prohibit our and the VIE Group’s borrowers from incurring other debt or impose financial covenants on borrowers during the term of the loan, which will increase the risk of non-payment on our and the VIE Group’s loans.

We and the VIE Group are faced with the risk that borrowers borrow money from our and the VIE Group’s platform to pay off loans on other online consumer finance platforms. Subject to credit assessment result, borrowers may take out new loans on our and the VIE Group’s platform to pay off their other existing loans facilitated by others. We and the VIE Group also do not prohibit our and the VIE Group’s borrowers from incurring additional indebtedness, which may impair the borrower’s ability to observe his or her payment obligations on the loan product we and the VIE Group facilitated and therefore adversely affect the relevant funding partner’s returns. Although we and the VIE Group take certain measures to monitor our and the VIE Group’s borrowers’ credit records and indebtedness, we and the VIE Group may not be able to effectively prevent the occurrence of such behavior given the practical difficulty in tracking and controlling the usage of borrowed funds and the financial activities of our and the VIE Group’s borrowers.

If a borrower becomes insolvent or otherwise run into financial distress, any unsecured loan (including those obtained through our and the VIE Group’s platform) will rank pari passu to each other and the borrower may cherry-pick among his or her creditors and our and the VIE Group’s funding partner may suffer losses. For secured loans, the ability of other secured lenders to exercise remedies against the assets of the borrower may impair the borrower’s ability to repay the loan to our and the VIE Group’s funding partner. Funding partners may lose their confidence in us and our and the VIE Group’s reputation and business may be adversely affected.

Fraudulent activity on our and the VIE Group’s platform could negatively impact our and the VIE Group’s operating results, brand and reputation and cause the use of our and the VIE Group’s loan products and services to decrease.

We and the VIE Group are subject to the risk of fraudulent activity both on our and the VIE Group’s platform and associated with borrowers, funding partners and third parties handling borrower and funding partner information. Our and the VIE Group’s resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our and the VIE Group’s brand and reputation, result in losses suffered by the funding partners, reduce the volume of loans facilitated through our and the VIE Group’s platform and lead us to take additional steps to reduce fraud risk, which could increase our and the VIE Group’s costs and expenses. High profile fraudulent activity could even lead to regulatory intervention and litigation, and may divert our and the VIE Group’s management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our and the VIE Group’s results of operations and financial condition could be materially and adversely affected.

Our and the VIE Group’s risk management system comprising our and the VIE Group’s policy framework, credit assessment and fraud detection technology and modules may not be adequate, which may adversely affect the reliability of our and the VIE Group’s platform, and in turn damage our and the VIE Group’s reputation, business and results of operations.

The success of our and the VIE Group’s online platform relies heavily on our and the VIE Group’s ability to detect, assess and control credit risk, and therefore to prevent fraud. Despite the measures we and the VIE Group take to assess and manage risk, the information and data we and the VIE Group collect may not be sufficient to allow us to adequately capture a borrower applicant’s credit risk. Such information and data include, among others, demographic information, credit history with us and with other financial institutions, and employment information and blacklists maintained by other forums and organizations. We and the VIE Group constantly update and optimize our and the VIE Group’s risk management system, but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided may be inaccurate or stale or insufficient, such that we and the VIE Group may misjudge the risk and misalign the risk profile and loan price. The information may also not be sufficient for prediction of future non-payment. Such risks and errors may erode funding partner confidence in our and the VIE Group’s platform and therefore harm our and the VIE Group’s reputation and adversely affect our and the VIE Group’s business and results of operations.

Interim period results can vary significantly due to a host of variables and may not accurately reflect the underlying performance of our and the VIE Group’s business.

Our and the VIE Group’s interim period results of operations, including operating revenue, expenses, the number of loans and other key performance indicators, may fluctuate significantly such that comparisons of our and the VIE Group’s operating results period-on-period may not be meaningful. Results of any interim period cannot accurately indicate future performance. Fluctuations may be due to any number of variables, including some beyond our and the VIE Group’s control, such as:

•	our and the VIE Group’s ability to grow our and the VIE Group’s users base by attracting new and retaining repeat borrowers;
•	the volume and quality of the loans we and the VIE Group facilitated and the acquisition of funding partners and borrowers;

•	the level of operating expenses in the acquisition of funding partners and borrowers, the growth and maintenance of our and the VIE Group’s business, operations and infrastructure and the timing;
•	disruptions to the telecommunications network or security breaches;
•	general macroeconomic and socio-political factors affecting the market and industry, particularly with respect to interest rates, consumer spending and levels of disposable income;
•	seasonality of our and the VIE Group’s loan products, which are generally higher in the third and fourth quarters due to national holidays and consumer spending patterns;
•	our and the VIE Group’s strategy with a focus on long-term growth instead of immediate profitability; and
•	The incurring of expenses related to acquisitions activities of businesses or technologies and potential future charges for impairment of goodwill, if any.

Fluctuations in our and the VIE Group’s interim period results may affect the price of our ADSs in an adverse manner.

We and the VIE Group incurred net losses in the past and may incur net losses in the future. Furthermore, we and the VIE Group experienced net cash outflows in the past and may experience liquidity pressure in the future.

Although we and the VIE Group had net income of RMB527.2 million, RMB250.1 million and RMB467.8 million (US$73.4 million) in 2019, 2020 and 2021, respectively, we and the VIE Group have had net losses in the past. We and the VIE Group had accumulated deficits of RMB1,519.7 million, RMB1,266.8 million and RMB794.8 million (US$124.7 million) as of December 31, 2019, 2020 and 2021, respectively. We and the VIE Group cannot assure you that we and the VIE Group will be able to continue to generate net income in the future.

Furthermore, we and the VIE Group experienced net cash inflows from operating activities in 2021 of RMB184.5 million (US$29.0 million), we and the VIE Group cannot assure you that we and the VIE Group will be able to continue to grow our and the VIE Group’s revenue and operating cash inflows. We and the VIE Group generate a substantial majority of our and the VIE Group’s total revenues from service fees we and the VIE Group collect from our and the VIE Group’s institutional funding partners. Any material decrease in our and the VIE Group’s service fees would have a substantial impact on our and the VIE Group’s profit margin and liquidity status. We and the VIE Group may also experience a decrease in our and the VIE Group’s operating cash outflows as we and the VIE Group anticipate that our and the VIE Group’s operating cost and expenses may increase in the foreseeable future as we and the VIE Group continue to grow our and the VIE Group’s business, attract funding partners and borrowers and further enhance and develop our and the VIE Group’s products, enhance our and the VIE Group’s risk management capabilities and increase brand recognition. These efforts may prove more costly than we and the VIE Group currently anticipate, and we and the VIE Group may not succeed in increasing our and the VIE Group’s revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our and the VIE Group’s financial condition. Furthermore, we and the VIE Group have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us, which will decrease our and the VIE Group’s income. As a result of the foregoing and other factors, our and the VIE Group’s net income margins may decline or we and the VIE Group may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis. Furthermore, our and the VIE Group’s liquidity status may deteriorate. In addition, our and the VIE Group’s ability to satisfy our and the VIE Group’s liquidity and capital needs may be affected by additional factors and events that affects the online consumer finance industry, as well as other macroeconomic and socio-political factors that increase our and the VIE Group’s cash needs making us face continuing or greater liquidity pressure.

Our and the VIE Group’s failure to compete effectively could adversely affect our and the VIE Group’s results of operations and market share.

The online consumer finance market is an emerging industry in China. We and the VIE Group face competition from other online consumer finance platforms, online platforms that engage in online lending and traditional financial institutions. We and the VIE Group compete with other online platforms that engage in online lending businesses for borrowers. We and the VIE Group also compete with traditional financial institutions, including credit card issuers, online consumer finance business units in commercial banks and other online consumer finance companies.

Our and the VIE Group’s competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our and the VIE Group’s current and potential competitors have significantly more financial, technical, marketing and other resources than we and the VIE Group do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our and the VIE Group’s competitors may also have more extensive borrower or funding partner bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our and the VIE Group’s existing competitors or form a strategic alliance with one or more of our and the VIE Group’s competitors. Any of the foregoing could adversely affect our and the VIE Group’s business, results of operations, financial condition and future growth.

In addition, our and the VIE Group’s competitors may be better at developing new products, responding faster to new technologies. When new competitors seek to enter our and the VIE Group’s target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our and the VIE Group’s market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential funding partners and borrowers may not fully understand how our and the VIE Group’s platform works and may not be able to fully appreciate the additional customer protections and features that we and the VIE Group have invested in and adopted on our and the VIE Group’s platform as compared to others. Our and the VIE Group’s pricing and terms could deteriorate if we and the VIE Group fail to act to meet these competitive challenges. Furthermore, to the extent that our and the VIE Group’s competitors are able to offer more attractive terms to our and the VIE Group’s business partners, such business partners may choose to terminate their relationships with us. If we and the VIE Group are unable to compete with such companies and meet the need for innovation in our and the VIE Group’s industry, the demand for our and the VIE Group’s platform could stagnate or substantially decline, we and the VIE Group could experience reduced revenues and our and the VIE Group’s platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our and the VIE Group’s business and results of operations.

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

We and the VIE Group operate in a market where the credit infrastructure is still at an early stage of development.

China’s credit infrastructure is still at an early stage of development. The nationwide financial basic credit reporting system operated by the Credit Reference Center, which was established by the People’s Bank of China in 2006, only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Moreover, this credit database is accessible to data owners themselves and data users who have obtained written authorization from the data owners. In 2015, the People’s Bank of China announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely- applicable, reliable and sophisticated credit infrastructure in the market we and the VIE Group operate.

Our and the VIE Group’s fee rates may decline in the future.

We and the VIE Group generate a substantial majority of our and the VIE Group’s total revenues from service fees we and the VIE Group collect from our and the VIE Group’s institutional funding partners. These fee rates may be affected by the volume and quality we and the VIE Group facilitated, the macroeconomic factors as well as the competition in the online consumer finance industry. We and the VIE Group may be unable to offer attractive service fee rates while driving the growth and profitability of our and the VIE Group’s business. Furthermore, our and the VIE Group’s competitors may lower their fee rates in an effort to lure funding partners away from us. If we and the VIE Group reduce our and the VIE Group’s fee rates in order to compete more effectively, the profitability of our and the VIE Group’s business could be adversely affected. If we and the VIE Group do not reduce our and the VIE Group’s rates, funding partners may leave our and the VIE Group’s platform, and the total service fees we and the VIE Group collect may decline. Any material decline in our and the VIE Group’s fee rates or the fees we and the VIE Group collect could have a material adverse effect on our and the VIE Group’s business, results of operations and financial condition.

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

Misconduct, errors and failure to function by our and the VIE Group’s employees and third-party service providers could harm our and the VIE Group’s business and reputation.

We and the VIE Group are exposed to many types of operational risks, including the risk of misconduct and errors by our and the VIE Group’s employees and third-party service providers. Our and the VIE Group’s business depends on our and the VIE Group’s employees and third-party service providers to interact with potential funding partners and borrowers, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We and the VIE Group could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our and the VIE Group’s operations or systems. In addition, the manner in which we and the VIE Group store and use certain personal information and interact with funding partners and borrowers through our and the VIE Group’s platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we and the VIE Group take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our and the VIE Group’s employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with funding partners and borrowers, we and the VIE Group could be liable for damages and be subject to regulatory actions and penalties. We and the VIE Group could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition to our and the VIE Group’s own collecting team, we and the VIE Group also use certain third-party service providers for loan collection services. Aggressive practices or misconduct by any of our and the VIE Group’s third-party service providers in the course of collecting loans could damage our and the VIE Group’s reputation.

Cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions of us and the VIE Group or of a third-party, including events beyond our and the VIE Group’s control, could result in disclosure or misuse of confidential information and misappropriation of funds of our and the VIE Group’s funding partners and borrowers, subject us to liabilities, reduce the attractiveness of our and the VIE Group’s platform and cause reputational harm and adversely impact our and the VIE Group’s results of operations and financial condition.

Our and the VIE Group’s platform collects, stores and processes certain personal and other sensitive data from our and the VIE Group’s funding partners and borrowers. The massive data that we and the VIE Group have processed and stored makes us or third-party service providers who host our and the VIE Group’s servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we and the VIE Group have taken steps to protect the confidential information that we and the VIE Group have access to, our and the VIE Group’s security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we and the VIE Group may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our and the VIE Group’s platform could cause confidential borrower and funding partner information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, any inability to protect confidential information of our and the VIE Group’s funding partners and borrowers could result in additional cost and liability for us, damage our and the VIE Group’s reputation, inhibit the use of our and the VIE Group’s platform and harm our and the VIE Group’s business.

We and the VIE Group also face indirect technology, cybersecurity and operational risks relating to the third parties whom we and the VIE Group work with to facilitate or enable our and the VIE Group’s business activities, including, among others, third-party online payment service providers who manage accounts for certain borrower and funding partner funds and external cloud service provider. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our and the VIE Group’s ability to serve our and the VIE Group’s users, and could even result in misappropriation of funds of our and the VIE Group’s funding partners and borrowers. If that were to occur, both we and the VIE Group and third-party payment service providers could be held liable to funding partners and borrowers who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our and the VIE Group’s technology infrastructure are exposed and exploited, our and the VIE Group’s relationships with funding partners and borrowers could be severely damaged, we and the VIE Group could incur significant liability and our and the VIE Group’s business and operations could be adversely affected.

If we and the VIE Group are unable to protect the confidential information of our and the VIE Group’s users and adapt to the relevant regulatory framework regarding protection of such information, our and the VIE Group’s business and operations may be adversely affected.

The PRC government authorities have enacted a series of laws and regulations on the protection of personal information, under which Internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We and the VIE Group have obtained written consent from our and the VIE Group’s users to use their personal information within the scope of authorization and we and the VIE Group have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, there is uncertainty as to the interpretation and application of such laws. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our and the VIE Group’s current policies and practices, changes to the features of our and the VIE Group’s system may be required and additional costs may be incurred. We and the VIE Group cannot assure you that our and the VIE Group’s existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we and the VIE Group are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we and the VIE Group may incur additional costs and liability and our and the VIE Group’s reputation, business and operations might be adversely affected. See ‘‘Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on Privacy Protection’’ for more details.

On June 1, 2017, the Cyber Security Law of the PRC became effective. The law requires network products and services providers as we and the VIE Group are, among other things, to strictly preserve the secrecy of user information they collect and to store within mainland China data that is gathered or produced by such network products and services provider in the country. If we and the VIE Group are deemed to have violated the law, potential penalties include, depending on the nature of violation, forced shut down of our and the VIE Group’s websites, revocation of business licenses, freezing of assets, and fines imposed on the company ranging from approximately RMB10,000 to RMB1 million or management personnel ranging from approximately RMB5,000 to RMB1 million.

Due to the relatively new nature of the Cyber Security Law of the PRC and the lack of clarity in the statutory law itself as to the circumstances and standard under which the law should apply and violations may be found, there are great uncertainties as to the interpretation and application of the law.

The law’s vagueness in its own statutory language also indicates that the Cyberspace Administration of China, or the CAC, the designated government enforcement agency, will have broad latitude to direct how the law is interpreted and enforced, thus creating greater uncertainties with regard to the interpretation and application of the law since the government enforcement agency has yet to provide further guidance on the enforcement mechanism of the law. If we and the VIE Group are found to have violated the Cyber Security Law of the PRC in a government enforcement action, we and the VIE Group may face severe penalties that may result in monetary losses, losses of access to assets essential for daily operation of our and the VIE Group’s business or for the continuance of service provision, and temporary or total disruption of our and the VIE Group’s business for an extended period of time. In addition, the finding of a violation of the Cyber Security Law of the PRC, even if later repealed, may cause damages to our and the VIE Group’s reputation and our and the VIE Group’s brand name, causing users to lose confidence in our and the VIE Group’s service and to refrain from choosing or continuing to use our and the VIE Group’s products and services. All of these consequences may have a material adverse impact on our and the VIE Group’s business, financial condition and results of operations.

Furthermore, the stringent reporting obligation imposed by the Cyber Security Law of the PRC itself, without a finding of violation, may have a material adverse impact on our and the VIE Group’s business and results of operations. As we and the VIE Group are obligated by the law to inform our and the VIE Group’s users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of our and the VIE Group’s system, and thus may be discouraged from choosing or continuing to use our and the VIE Group’s products and services, even if the security flaws or vulnerabilities are readily fixable and can be easily overcome.

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

In addition, on June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. On August 20, 2021, the SCNPC issued the Personal Information Protection Law, effective since November 1, 2021, which reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. On December 28, 2021, the CAC published the Measures for Cybersecurity Review, which took effect on January 15, 2022 and further restates and expands the applicable scope of the cybersecurity review. Pursuant to the draft measures, critical information infrastructure operators that intend to purchase internet products and services and online platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review.

The relevant regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. We and the VIE Group believe that we and the VIE Group have conformed our and the VIE Group’s practices in line with current requirements. However, we and the VIE Group cannot assure that our and the VIE Group’s existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our and the VIE Group’s current policies and practices or require changes to the features of our and the VIE Group’s system. If we and the VIE Group are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we and the VIE Group may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our and the VIE Group’s users and clients to lose trust in us, which could have a material adverse effect on our and the VIE Group’s business, results of operations, financial condition and prospects.

The trend of tightening regulations on protection of data security also appear in other jurisdictions. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation became applicable; the General Data Protection Regulation can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The General Data Protection Regulation and data protection laws in other jurisdictions may apply to our and the VIE Group’s processing of personal data in the future. The application of these laws to our and the VIE Group’s business would impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and our and the VIE Group’s compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our and the VIE Group’s business, financial condition, results of operations and prospects.

We and the VIE Group collect, process and store personal information concerning our and the VIE Group’s borrowers, as well as personal information pertaining to our and the VIE Group’s business partners and employees. Compliance with applicable personal information and information security laws and regulations is a rigorous and time-intensive process. As global information protection laws and regulations increase in number and complexity, we and the VIE Group cannot assure you that our and the VIE Group’s information protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we and the VIE Group cannot assure you that the information we and the VIE Group receive from our and the VIE Group’s third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our and the VIE Group’s business practices and privacy policies, and we and the VIE Group may also be required to put in place additional mechanisms ensuring compliance with new information protection laws, all of which may increase our and the VIE Group’s costs and materially harm our and the VIE Group’s business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal information that we and the VIE Group need to undertake to carry on our and the VIE Group’s business, as well as the forced transfer or confiscation of certain personal information.

Any failure by our and the VIE Group’s third-party service providers or institutional funding partners to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our and the VIE Group’s reputation.

Currently, we and the VIE Group rely on our and the VIE Group’s third-party service providers, in particular payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. For institutional funding partners, they generally transfer the funds to borrowers directly. The payment companies and our and the VIE Group’s institutional funding partners are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China. If any of our and the VIE Group’s third-

party service providers or institutional funding partners fails to comply with applicable anti-money laundering laws and regulations, our and the VIE Group’s reputation could suffer and we and the VIE Group could become subject to regulatory intervention, which could have a material adverse effect on our and the VIE Group’s business, financial condition and results of operations.

In addition, our and the VIE Group’s platform is subject to anti-money laundering and anti-terrorism financing in PRC and other jurisdictions where we and the VIE Group operate. While we and the VIE Group are in the process of formulating policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we and the VIE Group cannot assure you that we and the VIE Group will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to protect our and the VIE Group’s platform from being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations.

We and the VIE Group have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our and the VIE Group’s policies and procedures may not be completely effective in preventing other parties from using us, any of our and the VIE Group’s users, clients or third-party partners as a conduit for money laundering (including illegal cash operations), terrorist financing or sanctioned activities without our and the VIE Group’s knowledge. If we and the VIE Group were to be associated with money laundering (including illegal cash operations), terrorist financing or sanctioned activities, our and the VIE Group’s reputation could suffer and we and the VIE Group could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our and the VIE Group’s financial condition and results of operations. In addition, the laws and regulations on anti-money laundering and anti-terrorist financing might be tightened in the future, which may impose more obligations on us and our and the VIE Group’s users, clients and third-party partners. Even if we, our and the VIE Group’s users, clients and business partners comply with the applicable domestic and overseas anti-money laundering laws and regulations, we and the VIE Group may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities.

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

Our management, with the participation of our chief executive officer and co-chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2021 due to the material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness relates to lack of sufficient accounting staff with U.S. GAAP knowledge and SEC reporting experience related to the accounting and reporting of complex transactions. The other material weakness relates to our lack of formal risk assessment process and internal control framework over financial reporting. We lack of a formal group-wide risk assessment process to identify, assess, address or mitigate the risks identified, and internal control over financial reporting framework to maintain effective internal controls within the organization, which may increase risk of error, fraud, misstatement of financial reporting, or non-compliance with related regulations for a U.S. listed group. See “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting.”

In response to the identified material weaknesses, we have implemented the following measures to address the material weaknesses that have been identified, including (i) participating in trainings and seminars provided by professional services firms on a regular basis, (ii) providing internal training to our current accounting team on U.S. GAAP knowledge, (iii)hiring a new reporting officer and an additional financial reporting manager with experience in U.S. GAAP accounting and SEC reporting to lead accounting and financial reporting matters, (iv) setting up a systematic accounting manual for U.S. GAAP and financial closing process and (v) setting up internal control framework. We are also in the process of implementing the following measures, including (i) perform self-assessment of internal control effectiveness on a continuous basis, and (ii) engaging professional service companies to help implement SOX 404 compliance together with the establishment of internal audit function.

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

Borrower growth and activity on mobile devices depend upon effective use of mobile operating system, networks and standards, which we and the VIE Group do not control.

Our and the VIE Group’s loan products are mostly offered through mobile apps. As new mobile devices and platforms are released, it is difficult to predict the problems we and the VIE Group may encounter in developing applications for these new devices and platforms, and we and the VIE Group may need to devote significant resources to the development, support and maintenance of such applications. In addition, our and the VIE Group’s future growth and our and the VIE Group’s results of operations could suffer if we and the VIE Group experience difficulties in the future in integrating our and the VIE Group’s loan products into mobile devices or if problems arise with our and the VIE Group’s relationships with providers of mobile operating systems or mobile app stores, or if we and the VIE Group face increased costs to distribute or have users utilize our and the VIE Group’s loan products on mobile devices. We and the VIE Group are further dependent on the interoperability of providing our and the VIE Group’s loan products on popular mobile operating systems that we and the VIE Group do not control, such as iOS and Android, and any changes in such systems that degrade the accessibility of our and the VIE Group’s loan products or give preferential treatment to competing products could adversely affect the usability of our and the VIE Group’s loan products on mobile devices. In the event that it is more difficult for our and the VIE Group’s users to access and utilize our and the VIE Group’s loan products on their mobile devices, or if our and the VIE Group’s users choose not to access or utilize our and the VIE Group’s loan products on their mobile devices or to use mobile operating systems that do not offer access to our and the VIE Group’s loan products, our and the VIE Group’s user growth could be harmed and our and the VIE Group’s business, financial condition and operating results may be adversely affected.

Our and the VIE Group’s operations depend on the performance of the Internet infrastructure and telecommunications networks in China.

Almost all access to the Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We and the VIE Group primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our and the VIE Group’s servers. We and the VIE Group have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our and the VIE Group’s business, we and the VIE Group may be required to upgrade our and the VIE Group’s technology and infrastructure to keep up with the increasing traffic on our and the VIE Group’s platform. We and the VIE Group cannot assure you that the Internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in Internet usage.

In addition, we and the VIE Group have no control over the costs of the services provided by telecommunication service providers. If the prices we and the VIE Group pay for telecommunications and Internet services rise significantly, our and the VIE Group’s results of operations may be adversely affected. Furthermore, if Internet access fees or other charges to Internet users increase, our and the VIE Group’s user traffic may decline and our and the VIE Group’s business may be harmed.

Our and the VIE Group’s platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our and the VIE Group’s business could be adversely affected.

Our and the VIE Group’s platform and internal systems rely on software that is highly technical and complex. In addition, our and the VIE Group’s platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. In particular, we and the VIE Group used to open credit assessment platforms to these expert consultants, where they have access to a limited amount of desensitized, grouped and tagged borrower data, based on which they used such data to develop their own credit assessment models. The software on which we and the VIE Group rely may have contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we and the VIE Group rely may result in a negative experience for funding partners and borrowers using our and the VIE Group’s platform, delay introductions of new features or enhancements, result in errors or compromise our and the VIE Group’s ability to protect borrower or funding partner data or our and the VIE Group’s intellectual property. Any errors, bugs or defects discovered in the software on which we and the VIE Group rely could result in harm to our and the VIE Group’s reputation, loss of borrowers or funding partners or liability for damages, any of which could adversely affect our and the VIE Group’s business, results of operations and financial condition.

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

We and the VIE Group may be held liable for information or content displayed on, retrieved from or linked to our and the VIE Group’s mobile applications, which may materially and adversely affect our and the VIE Group’s business and operating results.

In addition to our and the VIE Group’s website, we and the VIE Group also offer online consumer finance products through our and the VIE Group’s mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the app Provisions, promulgated by the CAC, on June 28, 2016 and effective on August 1, 2016. According to the app Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We and the VIE Group have implemented internal control procedures screening the information and content on our and the VIE Group’s mobile applications to ensure their compliance with the app Provisions. However, we and the VIE Group cannot assure that all the information or content displayed on, retrieved from or linked to our and the VIE Group’s mobile applications complies with the requirements of the app Provisions at all times. If our and the VIE Group’s mobile applications were found to be violating the app Provisions, we and the VIE Group may be subject to administrative penalties, including warning, service suspension or removal of our and the VIE Group’s mobile applications from the relevant mobile application store, which may materially and adversely affect our and the VIE Group’s business and operating results.

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
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. For example, on September 11, 2020, a securities class action complaint was filed against us and our officers and directors in the Supreme Court of the State of New York, County of New York. An amended complaint was filed on February 1, 2021, which added as defendants the underwriters for our initial public offering. The plaintiff asserted claims under Sections 11 and 15 of the Securities Act of 1933 based on purported misstatements and omissions in Form F-1 registration statement for our initial public offering. The plaintiff brought his claims individually and on behalf of all other persons who acquired our American Depositary Shares pursuant and/or traceable to our initial public offering, and seeks compensatory damages, rescission, injunctive relief, and costs and expenses, including attorneys’ fees and expert fees in unidentified amounts. On April 2, 2021, we, one of the underwriters for our initial public offering and certain of our directors and officers filed a joint motion to dismiss the plaintiff’s amended complaint in its entirety and with prejudice. On February 16, 2022, the Court denied the motion to dismiss filed by us and certain of our officers and directors while it dismissed the action against the underwriter defendants. On February 28, 2022, we filed an answer to the amended complaint and a notice of appeal of the Court’s decision denying the motion to dismiss. The litigation is ongoing.

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

We have made certain investments and acquisitions during past years, including setting up a subsidiary in Indonesia, Nigeria and a joint venture company with local partners in Mexico to expand our overseas business. Also, we have acquired certain equity interest in Keen Best Investments Limited (“Keen Best”) and Shanghai Bweenet Network Technology Co., Ltd. (“Shanghai Bweenet”). See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” Keen Best principally engages in the internet microcredit business in the PRC. Shanghai Bweenet principally engages in sale of hardware. However, our investments and acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

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

Loss of or failure to maintain relationships with our and the VIE Group’s business partners may adversely affect our and the VIE Group’s business and results of operations.

We and the VIE Group currently work with a number of business partners in various aspects of our and the VIE Group’s business. Pursuing, establishing and maintaining relationships with business partners require significant time and resources as does integrating third-party data and services with our and the VIE Group’s system. Our and the VIE Group’s current agreements with partners generally do not prohibit them from working with our and the VIE Group’s competitors or from offering competing services. Our and the VIE Group’s competitors may be more effective in providing incentives to our and the VIE Group’s partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our and the VIE Group’s platform. Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our and the VIE Group’s agreements with them, and we and the VIE Group may have disagreements or disputes with them, which could adversely affect our and the VIE Group’s brand and reputation. If we and the VIE Group cannot successfully enter into and maintain effective relationships with business partners, our and the VIE Group’s business will be harmed.

We and the VIE Group do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we and the VIE Group do not have any business liability or disruption insurance to cover our and the VIE Group’s operations. We and the VIE Group have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our and the VIE Group’s incurring substantial costs and the diversion of resources, which could have an adverse effect on our and the VIE Group’s results of operations and financial condition.

We and the VIE Group may not be able to obtain additional capital on favorable terms or at all.

We and the VIE Group believe our and the VIE Group’s cash and cash equivalents on hand will be sufficient to meet our and the VIE Group’s current and anticipated needs for general corporate purposes. However, we and the VIE Group need to make continued investments in facilities, hardware, software, technological systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our and the VIE Group’s industry, we and the VIE Group cannot assure you that we and the VIE Group will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we and the VIE Group experience disappointing operating results. If adequate capital is not available to us as required, our and the VIE Group’s ability to fund our and the VIE Group’s operations, take advantage of unanticipated opportunities, develop or enhance our and the VIE Group’s infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our and the VIE Group’s business, financial condition and results of operations. If we and the VIE Group do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our and the VIE Group’s shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Some aspects of our and the VIE Group’s digital operations include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our and the VIE Group’s business.

Some aspects of our and the VIE Group’s digital operations include software covered by open source licenses. The terms of various open source licenses have not been interpreted by PRC courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our and the VIE Group’s online and mobile-based channels. If portions of our and the VIE Group’s proprietary software are determined to be subject to an open source license, we and the VIE Group could be required to publicly release the affected portions of our and the VIE Group’s source code, re-engineer all or a portion of our and the VIE Group’s technologies if required so by the license, or otherwise be limited in the licensing of our and the VIE Group’s technologies, each of which could reduce or eliminate the value of our and the VIE Group’s technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with use of open source software cannot be eliminated, and could adversely affect our and the VIE Group’s business.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act, if the SEC subsequently determines the audit work related to us is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Additionally, the inability of the PCAOB to conduct inspections of our former or current auditors deprives our investors of the benefits of such inspections.

On December 18, 2020, the former U.S. president signed into law the Holding Foreign Companies Accountable Act, or the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA which will go into effect 30 days after publication in the Federal Registrar. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating Holding Foreign Companies Accountable Act which would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditors is not subject to PCAOB inspections for two consecutive years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions is reduced from three to two, then the time period before the issuer’s securities may be prohibited from trading or delisted could be reduced. In March 2022, the SEC issued its first list of issuers identified under the HFCAA indicating that the companies on the list are now formally subject to the delisting provisions if they remain on the list for three consecutive years.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule became effective on November 4, 2021. On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations (the “PCAOB Determinations”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely.

Our current auditor, Marcum Bernstein & Pinchuk LLP, or MBP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Bernstein & Pinchuk LLP, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020 and, as of the date of this annual report, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued in December.

Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. MBP’s audit working papers related to us are located in China. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities.

The Company’s financial statements as of December 31, 2018 and 2019 and for the years then ended were audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte. Deloitte is headquartered in Shanghai, China with offices in other cities in China. As an auditor of companies that are registered with the SEC and trade publicly in the United States, Deloitte is an independent registered public accounting firm registered with the PCAOB, and is required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Deloitte is not subject to PCAOB inspections and is subject to the PCAOB Determinations (as defined below). We and the VIE Group have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of Deloitte as it relates to those operations without the approval of the Chinese authorities, Deloitte’s work related to our and the VIE Group’s operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly and fully evaluating audit work of any auditors that was performed in China, including that performed by Deloitte. As a result, investors may be deprived of the full benefits of PCAOB inspections, and thus may lose confidence in our and the VIE Group’s reported financial information and procedures and the quality of our and the VIE Group’s financial statements.

The prospect and implications of possible regulation on this subject, in addition to the prevailing requirements of the HFCAA, are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA as it currently provides. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

Risks Relating to Our Corporate Structure

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group, Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Finance or forfeit our rights under the contractual arrangements.

We are a company incorporated under the laws of the Cayman Islands, and Shanghai Kunjia, our indirectly wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. However, PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we conduct our business activities through the consolidated VIE in China. As such, Shanghai Kunjia entered into the Contractual Arrangements with Jiayin Finance and the shareholders of Jiayin Finance, among others, pursuant to which, we are able to:(i) exercise effective control over Jiayin Finance; (ii) receive substantially all of the economic benefits of Jiayin Finance and its subsidiaries; (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of Jiayin Finance when and to the extent permitted by laws; (iv) have an exclusive option to purchase, or designate one or more persons to purchase from Jiayin Finance all or any part of its assets at any time and from time to time in our absolute direction to the extent permitted by PRC laws; (v) appoint us or our designated person to exercise all shareholder rights in Jiayin Finance; and (vi) have all of the equity interests in Jiayin Finance pledged to us as a continuing first priority security interest for performance of the Contractual Arrangements. The Contractual Arrangements allow the results of operation and assets and liabilities of Jiayin Finance to be consolidated into our results of operations and assets and liabilities under U.S. GAAP as if it was our wholly-owned subsidiary.

If the Contractual Arrangements that establish the structure for operating our and the consolidated VIE’s business in the PRC are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or the consolidated VIE fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and STA, would have broad discretion in dealing with such violations, including:

•revoking the business and operating licenses;

•discontinuing or restricting the operations;

•imposing fines or confiscating any of the income from us and the consolidated VIE that they deem to have been obtained through illegal operations;

•requiring us to restructure our and the consolidated VIE’s operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our and the consolidated VIE’s business, staff and assets;

•imposing additional conditions or requirements with which we and the consolidated VIE may not be able to comply;

•restricting or prohibiting the use of proceeds from the initial public offering or other financing activities to finance our and the consolidated VIE’s business and operations in the PRC; or

•taking other regulatory or enforcement actions that could be harmful to our and the consolidated VIE’s business.

Any of these actions could cause significant disruption or result in a material change to our and the consolidated VIE’s business operations, and may materially and adversely affect our and the consolidated VIE’s business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Jiayin Finance and its subsidiaries in our consolidated financial statements, if the PRC governmental authorities find the consolidated VIE’s legal structure and Contractual Arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of Jiayin Finance or its subsidiaries that most significantly impact its economic performance and/or our failure to receive the economic benefits from Jiayin Finance or its subsidiaries, we may not be able to consolidate Jiayin Finance and/or its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless.

The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and our and the consolidated VIE’s business face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations.

Substantially all of our and the consolidated VIE’s operations are located in China and as a result, the continuation of the underlying operations in China is vital to our and the consolidated VIE’s success. The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Despite economic reforms and measures implemented by the PRC government, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

Our and the consolidated VIE’s ability to successfully conduct and expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our and the consolidated VIE’s services and our and the consolidated VIE’s business, financial condition and results of operations may be materially and adversely affected by the following factors:

•political instability or changes in social conditions of the PRC;

•changes in laws, regulations, and administrative directives or the interpretation thereof;

•measures which may be introduced to control inflation or deflation; and

•changes in the rate or method of taxation.

These factors are affected by a number of variables which are beyond our and the consolidated VIE’s control. In the event that our or the consolidated VIE’s underlying operations in China become prohibitive, we and the consolidated VIE may not be able to relocate and/or reproduce operating activities elsewhere, which could cause significant business disruptions and materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations.

We and the consolidated VIE are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIE’s business and prospects, and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. The recent statements and regulatory actions by China’s government, such as those related to the use of data security, anti-monopoly concerns, and the regulatory approvals on overseas listings, may impact our ability to conduct the business, accept foreign investments and/or list on a U.S. or other foreign exchange In addition, the PRC government may adopt new measures that may affect our and the consolidated VIE’s operations, or may exert more oversight and control over offerings conducted outside of China and foreign investment in China-based companies, and we and the consolidated VIE may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. Furthermore, as we and the consolidated VIE may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our and the consolidated VIE’s business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we and the consolidated VIE will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or listing overseas.

The occurrence of any of these events may materially and adversely affect our and the consolidated VIE’s business and prospects and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors. In addition, if any of changes causes us unable to direct the activities of the consolidated VIE or lose the right to receive their economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.

On December 28, 2021, the CAC, NDRC, MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the PBOC, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which took effect on February 15, 2022. According to the Cybersecurity Review Measures, (i) critical information infrastructure operators that intend to purchase internet products and services and (ii) online platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Regulations for Safe Protection of Critical Information Infrastructure, or the Safe Protection Regulations, which took effect on September 1, 2021, critical information infrastructure refers to important network infrastructure and information system in public telecommunications, information services, energy sources, transportation and other critical industries and domains, in which any destruction or data leakage will have severe impact on national security, the nation’s welfare, people’s living and public interests. As of the date hereof, neither we nor the consolidated VIE has received any notice from government authorities identifying us or the consolidated VIE as a critical information infrastructure operator. If we and the consolidated VIE are identified as an infrastructure operator in the future, we and the consolidated VIE must be subject to cybersecurity review.

Furthermore, online platform operators applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users, according to the Cybersecurity Review Measures. The review focuses on several factors, including, among others, (i) the risk of theft, leakage, corruption, illegal use or export of any core or important data, or a large amount of personal information, and (ii) the risk of any critical information infrastructure, core or important data, or a large amount of personal information being affected, controlled or maliciously exploited by a foreign government after a company is listed overseas. Nevertheless, it is still uncertain whether the Cybersecurity Review Measures will be applicable to a future offering conducted by China-based companies listed overseas. As of the date hereof, neither we nor the consolidated VIE has received any notice from government authorities requiring us to going through cybersecurity review by the CAC.

In light of the foregoing, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures will be applicable to a future offering conducted by China-based companies listed overseas. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the consolidated VIE will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we and the consolidated VIE can fully or timely comply with such laws. In addition, we and/or the consolidated VIE may be required to go through cybersecurity review by the CAC as a result of change in applicable laws, regulations or interpretations. In the event that we and the consolidated VIE are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and the consolidated VIE face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the consolidated VIE may be further required to suspend our and the consolidated VIE’s relevant business, shut down our and the consolidated VIE’s website, or face other penalties, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the consolidated VIE or lose the right to receive their economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

On November 14, 2021, the CAC published the Regulations on the Network Data Security (Draft for Comments), which further regulate the internet data processing activities and emphasize on the supervision and management of network data security, and further stipulate the obligations of internet platform operators, such as to establish a system for disclosure of platform rules, privacy policies and algorithmic strategies related to data. Specifically, the draft regulations require data processors to, among others, (i) adopt immediate remediation measures when they discover that network products and services they use or provide have security defects and vulnerabilities, or threaten national security or endanger public interest, and (ii) follow a series of detailed requirements with respect to processing personal information, management of important data and proposed overseas transfer of data. In addition, the draft regulations require data processors that handle important data or are seeking to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. Such annual assessment, as required by the draft regulations, would encompass areas including but not limited to the status of important data processing, data security risks identified and the rectification measures adopted, the effectiveness of data protection measures, the implementation of national data security laws and regulations, data security incidents that occurred and how they were resolved, and a security assessment with respect to sharing and provision of important data overseas. As of the date hereof, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties. If the Regulations on the Network Data Security (Draft for comments) is enacted in their current forms, we may be required to comply with the regulations regarding protection of personal information and the obligations of Internet platform operators, and to carry out annual data security evaluation and submit the evaluation report to the municipal cyberspace administration authority. Any failure to comply with the regulations or to carry out the annual data security evaluation may subject us to regulatory actions or other sanctions taken by the relevant government authorities, which may have a material adverse effect on our business, financial condition or results of operations.

As there remain uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital raising activities, and may be subject to more stringent requirements with respect to matters including data privacy and cross-border investigation and enforcement of legal claims. In the event that we and the consolidated VIE are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and the consolidated VIE face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the consolidated VIE may be further required to suspend our and the consolidated VIE’s relevant business, shut down our and the consolidated VIE’s website, or face other penalties, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the consolidated VIE or lose the right to receive their economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries in which we hold equity ownership interests, and the contractual arrangements with the consolidated VIE. Our and the consolidated VIE’s operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our and the consolidated VIE’s business, and it regulates and may intervene our and the consolidated VIE’s operations at any time, which could result in a material adverse change in our and the consolidated VIE’s operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our and the consolidated VIE’s operations could cause the value of our securities to significantly decline. Therefore, investors of us and the consolidated VIE and our and the consolidated VIE’s business face potential uncertainty from actions taken by the PRC government.

The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with a future offering of our securities to foreign investors.

We may be required to obtain approval, complete filing or fulfill other requirements of the CSRC within three business days after the closing of our future offering, according to the Draft Administration Provisions and the Draft Filing Measures. We do not believe we are required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors.

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. The Draft Administration Provisions and the Draft Filing Measures aim to establish a unified supervision system and promote cross-border regulatory cooperation, which lay out filing procedures for domestic companies to record their initial public offerings and follow-on offerings abroad with the CSRC. Issuers are required to file follow-on offerings with the CSRC within three business days after the closing of such offerings.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council.

As a result, if the Draft Administration Provisions and the Draft Filing Measures are enacted in their current form, we may be required to complete the filing procedures with the CSRC for any future follow-on offerings within three business days after the closing of the offering.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules, for public comments. According to the Draft Archives Rules, PRC domestic companies that seek to offer and list securities in overseas markets shall establish confidentiality and archives system. The PRC domestic companies shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic companies shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies and the PRC domestic companies shall not provide accounting files to an overseas accounting firm unless such firm complied with the corresponding procedures. Nevertheless, the Draft Archives Rules do not provide a clear scope of state secrets or secrets of the governmental authorities and materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the substantial uncertainties surrounding the interpretation of the Draft Archives Rules at present, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

The Draft Administration Provisions, the Draft Filing Measures and the Draft Archives Rules, if enacted in their current forms, may subject us to additional compliance requirement in the future for a future securities offering, including completion of filing procedures and obtaining required approval. We cannot assure you that we will be able to get the clearance of filing procedures or obtain the required approval on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

With respect to the Cyberspace Administration of China, or the CAC, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures will be applicable to a future offering conducted by China-based companies listed overseas. For further discussion on the risks relating to the oversight of the CAC, see “—It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.”

approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither we nor the consolidated VIE has been recognized as critical information infrastructure operators; and (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Shanghai Wuxingjia and Geerong Yun, may be deemed to be providing commercial Internet information services, which would require Shanghai Wuxingjia and Geerong Yun to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

Except as otherwise disclosed in the foregoing, we do not believe we are required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors.

If we inadvertently conclude any prior approval is not required and the CSRC, the CAC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all, or to maintain such approval once we receive it. The CSRC, the CAC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for future offerings, we may face regulatory actions or other sanctions from these regulatory agencies. For example, regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if we are required to obtain any other approvals from or complete filings and/or other regulatory procedures with the CSRC, the CAC or other PRC regulatory agencies as a result of change in applicable laws, regulations or interpretations for any future offering or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings and/or other regulatory procedures in a timely manner, or at all. Any failure to obtain such approval or complete such filings and/or other regulatory procedures may subject us to regulatory actions or other sanctions taken by the relevant government authorities, which may have a material adverse effect on our business, financial condition or results of operations.

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

If the PRC government deems that the Contractual Arrangements in relation to Jiayin Finance do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations.

Foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce, domestic multi-party communication, storage and forwarding and call center) and major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version). Pursuant to the Decision of the State Council to Amend and Repeal Certain Administrative Regulations (2022) which was promulgated on March 29, 2022 and will be effective on May 1, 2022, except as otherwise stipulated by the state, foreign investor contemplating to acquire equity interest in a value-added telecommunications services provider in China will not be required to demonstrate experience in operating value-added telecommunication business overseas and good track records.

We are a Cayman Islands company and our subsidiaries in the PRC, or PRC subsidiaries, are considered foreign invested enterprises. However, PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we hold a value-added telecommunications license through our subsidiary, Shanghai Yixin Network Technology Co., Ltd., and our another subsidiary, Fujian Jiaxi Financing Guarantee Co., Ltd., had made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority. As such, we set up a series of Contractual Arrangements entered into among Shanghai Kunjia Technology Co., Ltd.(“Shanghai Kunjia”), Jiayin Finance and the shareholders of Jiayin Finance to conduct our operations in China. For a detailed description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the Shareholders of Jiayin Finance.” As a result of these Contractual Arrangements, we exert control over Jiayin Finance and its subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

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

We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, , and these contractual arrangements have not been tested in a court of law.

We have relied and expect to continue to rely on Contractual Arrangements with the consolidated VIE, Jiayin Finance and the shareholders of Jiayin Finance and its subsidiaries, to operate our online consumer finance platform business, including, among others, the operation of www.niwodai.com and our apps, as well as certain other complementary businesses.

For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the Shareholders of Jiayin Finance.” These Contractual Arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIE, and these contractual arrangements have not been tested in a court of law. For example, Jiayin Finance, or shareholders of Jiayin Finance may fail to fulfill their contractual obligations with us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the Contractual Arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of the consolidated VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of consolidated VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by Jiayin Finance, shareholders of Jiayin Finance of their obligations under the Contractual Arrangements to exercise control over theconsolidated VIE. The consolidated VIE and its shareholders may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance. If any of Jiayin Finance and shareholders of Jiayin Finance is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.” Therefore, our Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

We have entered into a series of Contractual Arrangements with Jiayin Finance, the consolidated VIE and the shareholders of Jiayin Finance. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If the consolidated VIE or the shareholders of Jiayin Finance fail to perform their respective obligations under the Contractual Arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you that it will be effective under PRC laws. For example, if the shareholders of Jiayin Finance were to refuse to transfer their equity interests in Jiayin Finance to us or our designee when we exercise the purchase option pursuant to these Contractual

Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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

The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of the consolidated VIE are held by their respective shareholders. Their interests may differ from the interests of our company as a whole. These shareholders may breach, or cause the consolidated VIE to breach, the existing Contractual Arrangements we have with them and the consolidated VIE, which would have a material adverse effect on our ability to effectively control the consolidated VIE and subsidiaries of the consolidated VIE, and receive economic benefits from them. For example, the shareholders of Jiayin Finance may be able to cause our agreements with Jiayin Finance to be performed in a manner adverse to us by, among other things, failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our call option under the exclusive call option agreement with shareholders of Jiayin Finance to request them to transfer all of their equity interests in Jiayin Finance to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the consolidated VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual Arrangements in relation to the consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements in relation to the consolidated VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust the income of Jiayin Finance in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Jiayin Finance for PRC tax purposes, which could in turn increase their tax liabilities without reducing tax expenses of Shanghai Kunjia. In addition, if Shanghai Kunjia requests the shareholders of Jiayin Finance to transfer their equity interests in Jiayin Finance at nominal or no value pursuant to these Contractual Arrangements, such transfer could be viewed as a gift and subject Shanghai Kunjia to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Jiayin Finance for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Jiayin Finance’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by Jiayin Finance and Shanghai Wuxingjia that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Jiayin Finance and Shanghai Wuxingjia hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Under the Contractual Arrangements, Jiayin Finance and Shanghai Wuxingjia may not, and the shareholders of Jiayin Finance may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event Jiayin Finance’s shareholders breach these Contractual Arrangements and voluntarily liquidate Jiayin Finance or Shanghai Wuxingjia, or Jiayin Finance or Shanghai Wuxingjia declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, or access the risk reserve fund, which could materially and adversely affect our business, financial condition and results of operations. If Jiayin Finance or Shanghai Wuxingjia undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE Group’s business and results of operations.

Substantially all of our and the VIE Group’s operations are located in China. Accordingly, our and the VIE Group’s business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our and the VIE Group’s financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our and the VIE Group’s products and services and materially and adversely affect our and the VIE Group’s business and results of operations.

A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our and the VIE Group’s business and financial condition.

The global financial markets have experienced significant disruptions between 2008 and 2009, and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit which creates additional global economic uncertainty and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economic growth will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our and the VIE Group’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our and the VIE Group’s ability to access the capital markets to meet liquidity needs.

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.

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

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the CAC (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

Our and the VIE Group’s online platform, operated by Shanghai Wuxingjia and Geerong Yun, may be deemed to be providing commercial Internet information services, which would require Shanghai Wuxingjia and Geerong Yun to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on Value-Added Telecommunication Services.” Furthermore, it is uncertain if Jiayin Finance and its subsidiaries will be required to obtain a separate operating license with respect to our and the VIE Group’s mobile applications in addition to the value-added telecommunications business license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our and the VIE Group’s business. We and the VIE Group cannot assure you that we and the VIE Group have obtained all the permits or licenses required for conducting our and the VIE Group’s business in China or will be able to maintain our and the VIE Group’s existing licenses or obtain new ones. If the PRC government considers that we and the VIE Group were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our and the VIE Group’s business, it has the power, among other things, to levy fines, confiscate our and the VIE Group’s income, revoke our and the VIE Group’s business licenses, and require us to discontinue our and the VIE Group’s relevant business or impose restrictions on the affected portion of our and the VIE Group’s business. Any of these actions by the PRC government may have a material adverse effect on our and the VIE Group’s business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the Contractual Arrangements it currently has in place with Jiayin Finance and its shareholders and Shanghai Wuxingjia in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Contractual Arrangements in relation to the consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital subscribed by all shareholders or the amount of capital contribution made by all shareholders, as registered with the registration authority. Furthermore, each of our PRC subsidiaries the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. The foregoing restrictions on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of registration with PRC State Administration for Market Regulation or its local counterparts, and filed with the Ministry of Commerce or its local counterparts. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed statutory limits. Any medium or long term loan to be provided by us to a VIE of our company must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the foreign currency we hold, including the proceeds of our initial public offering and any further offerings, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. If the consolidated VIE requires financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the consolidated VIE’s operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from our initial public offering and any future offerings to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

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

Governmental control of conversion and remittance of foreign currency may limit our ability to transfer cash out of China to fund any cash and financing requirements we may have, and may affect the value of your investment.

The PRC government imposes controls and restrictions on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of foreign currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. See “—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under existing PRC foreign exchange regulations, payments of current account items, such as dividends, profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. In contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. As such, there should be no assurance that the PRC government will not intervene or impose more restrictions on payments of current account items, including the conversion and remittance of foreign currency out of China for dividend payments. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies and transfer such out of China, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under Circular 37.

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

As of the date of this annual report, Mr. Dinggui Yan and Mr. Guanglin Zhang, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations in accordance with SAFE Circular 37.

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

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012, or 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of no less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B.

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

The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs.

We conduct our business in China primarily through our PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries in which we hold equity ownership interests, and the contractual arrangements with the consolidated VIE. Our and the consolidated VIE’s operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our and the consolidated VIE’s business, and it regulates and may intervene our and the consolidated VIE’s operations at any time, which could result in a material adverse change in our and the consolidated VIE’s operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our and the consolidated VIE’s operations could cause the value of our securities to significantly decline. Therefore, investors of us and the consolidated VIE and our and the consolidated VIE’s business face potential uncertainty from actions taken by the PRC government.

Risks Relating to our American Depositary Shares

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed Internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011 and the first quarter of 2020 and the second half of 2021, which may have a material adverse effect on the market price of our ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The Class A ordinary shares held by our existing shareholders may be sold in the public market subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying Class A ordinary shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs, and you may have no legal remedy if the underlying Class A ordinary shares are not voted as you requested.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including in respect of claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which has non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with such matters, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our underlying Class A ordinary shares represented by your ADSs if you do not instruct the depositary how to vote such shares, which could adversely affect your interests.

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

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent our underlying Class A ordinary shares represented by your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in the City of New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.”

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

We are an exempted company limited by shares incorporated under the laws of Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. None of our directors and executive officers resides in Hong Kong, and their assets are primarily located outside Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman

Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2022, Mr. Dinggui Yan, the beneficial owner of our Class B ordinary shares, beneficially owned approximately 91.0% of the aggregate voting power of our company. As a result, Mr. Dinggui Yan will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary share by a shareholder to any person or entity which is not an affiliate of such holder, or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

As of March 31, 2022, Mr. Dinggui Yan, our founder, director and chief executive officer, beneficially owned approximately 91.0% of the total voting power of our Company. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Jiayin Finance first adopted our 2016 Share Incentive Plan in September 2016, which allowed Jiayin Finance to grant share-based compensation awards to our founders, employees and officers to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In February 2019, we adopted a new share incentive plan, or the 2019 Share Incentive Plan, which became effective after the completion of our initial public offering in May 2019. As of December 31, 2021, all the outstanding options granted under the 2016 Share Incentive Plan had been cancelled or replaced with options granted under the 2019 Share Incentive Plan and we had granted options to purchase 7,005,020 Class A ordinary shares pursuant to the 2019 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021, although there can be no assurances in this regard. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will not take a contrary position to any determination we make. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

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

In September 2015, Shanghai Wuxingjia Information Technology Co., Ltd., formerly Shanghai Wuxingjia Finance Information Services Co., Ltd. before its name change on January 28, 2022, was established as a wholly-owned subsidiary of Jiayin Finance to develop our online consumer finance platform business. Mr. Dinggui Yan launched Shanghai Caiyin Asset Management Co., Ltd., or Shanghai Caiyin, in September 2015. We entered into a collaboration agreement with Shanghai Caiyin in 2015 to engage Shanghai Caiyin to provide post-origination loan management services and manage our investor assurance program for loans facilitated prior to April 28, 2018. In December 2015, Shanghai Caiyin also acquired the servicing rights and obligations of all outstanding loan contracts facilitated by Niwodai Finance, which operated our founder’s consumer finance platform at that time, as well as the obligation to continue to provide guarantee on those loans. Niwodai Finance subsequently ceased to operate the individual financing business. We launched our online individual financing platform in December 2015.

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

In June 2018, we incorporated Shanghai Kunjia Technology Co., Ltd., or Shanghai Kunjia, as a wholly-foreign owned entity in China. As a result of the restructuring in 2018, we hold equity interest in Shanghai Kunjia through our current offshore structure. At the same time, Shanghai Kunjia entered into a series of contractual arrangements with Jiayin Finance and its shareholders, among which several agreements were terminated and simultaneously replaced by a series of contractual arrangements with substantially same terms in October 2018 for the purpose of registering pledges of equity interest in Jiayin Finance with the government authority. As a result of these contractual arrangements, or the Contractual Arrangements, we are the primary beneficiary of Jiayin Finance and its subsidiaries for accounting purposes, and, therefore, have consolidated the financial results of Jiayin Finance and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

On May 10, 2019, our ADSs commenced trading on the NASDAQ under the symbol “JFIN”. We raised a total of approximately US$35.0 million in net proceeds from the initial public offering, after the underwriter’s full exercise of their option to purchase additional ADSs, and after deducting underwriting discounts and commissions as well as other estimated offering expenses.

In September 2019, we disposed of Shanghai Caiyin, a consolidated affiliated entity. On September 16, 2019, Shanghai Wuxingjia Information Technology Co., Ltd., a consolidated affiliated entity of our Company, entered into an agreement with Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”), an independent third-party guarantee company, and Shanghai Jiayin Finance Services Co., Ltd (“Shanghai Jiayin”), a company controlled by Mr. Dinggui Yan, the founder, director and chief executive officer of our Company, which wholly owns the equity interest of Shanghai Caiyin, pursuant to which Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao. After the disposal, Shanghai Caiyin continues to provide services for loans under the investor assurance program it managed.

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

In November 2020, the outstanding loan balance of our and the VIE Group’s legacy P2P lending business was reduced to zero.

On April 1, 2021, our wholly consolidated VIE, Jiayin Finance, entered into a framework acquisition agreement with Shanghai Bweenet and its shareholders, pursuant to which, Jiayin Finance agreed, subject to certain conditions, to subscribe for certain equity interests of Shanghai Bweenet and acquire certain equity interests held by current shareholders of Shanghai Bweenet, for an aggregate consideration of RMB95.0 million (US$14.9 million). Following the completion of the transaction, Jiayin Finance owned 95% of the equity interests of Shanghai Bweenet.

On December 29, 2021, Jiayin Finance entered into a share acquisition framework agreement with Shenzhen Rongxinbao, an independent third-party guarantee company, pursuant to which, Jiayin Finance agreed to transfer 95% equity interest of Shanghai Bweenet to Shenzhen Rongxinbao for an aggregate consideration of RMB93.3 million (US$14.6 million), subject to certain conditions. The closing of the proposed transaction is subject to certain customary conditions, including completion of satisfactory due diligence. Following the completion of the proposed transaction, Jiayin Finance will not own any equity interest in Shanghai Bweenet.

On January 28, 2022, Shanghai Wuxingjia Finance Information Services Co., Ltd. changed its corporate name to Shanghai Wuxingjia Information Technology Co., Ltd.

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

We and the VIE Group are a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions funding partners. We and the VIE Group operate a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. Our and the VIE Group’s online platform embraces significant opportunities presented by a financial system that leaves many creditworthy individuals underserved. We and the VIE Group provide borrowers with fast and convenient access to credit at affordable and competitive rates.

We and the VIE Group strategically focus on facilitating mid-to long-term consumer loans, as we and the VIE Group believe such loan products are best positioned to generate attractive returns for our and the VIE Group’s funding partners, and at the same time, capture the financing needs of quality borrowers. With a highly scalable capital-light business model, we and the VIE Group have been able to grow our and the VIE Group’s platform and reinforce our and the VIE Group’s strengths through network effects.

Our and the VIE Group’s borrowers are typically creditworthy individuals with stable salary income and/or credit history but underserved by traditional financial institutions. We and the VIE Group primarily utilize diverse online borrower acquisition channels including online advertising channels such as websites, search engines, app stores as well as online partnerships with online traffic marketplaces which have access to quality borrowers. Our and the VIE Group’s online average borrower acquisition cost per new borrower was RMB339.6 (US$53.3) in 2021, representing 5.3% of the average loan principal borrowed by our and the VIE Group’s borrowers in 2021.

We and the VIE Group operate a highly secure and open platform with a proprietary and effective risk assessment model and a comprehensive risk management system. We and the VIE Group build our and the VIE Group’s risk assessment model based on our and the VIE Group’s first-hand and proprietary user and transaction data generated from our and the VIE Group’s loan process as well as multiple layers of background and behavioral data from more than ten third-party sources. Our and the VIE Group’s model employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. We and the VIE Group have also established reliable systematic risk management procedures. To supplement our and the VIE Group’s risk management efforts, we and the VIE Group also selectively collaborate with expert consultants with strong credit assessment capabilities to help us further screen and re-assess the creditworthiness of applicants and identify creditworthy potential borrowers based on desensitized user data.

Historically, we and the VIE Group helped investors on our and the VIE Group’s platform to allocate their assets into different consumer loan products through our investor apps. Since the third quarter of 2019, we and the VIE Group started to expand our and the VIE Group’s investor base of individuals to institutional funding partners, including banks, trusts and microcredit companies. In 2021, we and the VIE Group had 22 institutional funding partners and they invested an aggregate investment volume of RMB21.9 billion (US$3.4 billion). We and the VIE Group completed the transition of our and the VIE Group’s funding model in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our and the VIE Group’s legacy P2P lending business has been reduced to zero as of November 2020. We and the VIE Group now generate a substantial majority of our and the VIE Group’s total revenues from service fees we and the VIE Group collect from our and the VIE Group’s institutional funding partners. As an online finance platform, we and the VIE Group do not use our and the VIE Group’s own capital to invest in loans facilitated through our and the VIE Group’s platform in Mainland China.

Our and the VIE Group’s Users

Borrowers

We and the VIE Group target the large and growing number of creditworthy individual borrowers in China who are underserved by traditional financial institutions and receptive to online finance solutions. Our and the VIE Group’s borrowers typically belong to the young urban working class with stable salary and/or credit history.

From the launch of our and the VIE Group’s business through December 31, 2021, we and the VIE Group had successfully facilitated loan transactions for over 11.1 million borrowers. The number of our and the VIE Group’s borrowers grew by 4.8 times from approximately 0.2 million in 2016 to approximately 1.0 million in 2021. We and the VIE Group strategically target the young generation and cultivate their loyalty on our and the VIE Group’s platform, aiming to capture the vast growth opportunities as our and the VIE Group’s borrowers enter into different stages of their lives and qualify for higher credit limits. In 2021, 59.4% of our and the VIE Group’s borrowers were between 20 and 35 years of age.

Funding Partners and Investors

When we and the VIE Group started our and the VIE Group’s business, our and the VIE Group’s funding base was comprised of individual investors only. Since the third quarter of 2019, we and the VIE Group have successfully expanded our and the VIE Group’s funding base to cover institutional funding partners, including banks, trusts and microcredit companies. Since April 2020, we and the VIE Group have stopped funding loans with individual investors and started to fund all loans with institutional funding partners.

In 2021, we and the VIE Group had 22 institutional funding partners. We and the VIE Group expect these institutional funding partners to provide stable funding to borrowers on our and the VIE Group’s platform, which will allow us to increase our and the VIE Group’s loan origination volume and generate more revenue. We and the VIE Group will further develop our and the VIE Group’s cooperation with institutional funding partners in 2022.

Our and the VIE Group’s Products and Services

Loan Products Offered to Borrowers

We and the VIE Group offer primarily standard loan products online, which are all unsecured consumer loans to our and the VIE Group’s borrowers. All of the loans facilitated through our and the VIE Group’s platform feature fixed interest rates. To provide a transparent platform, interest rates, service fees and other charges are all clearly disclosed to borrowers upfront. We and the VIE Group strategically design our and the VIE Group’s products to target borrowers with different types of available credentials and therefore different credit limits varying from RMB500 to RMB50,000.

We and the VIE Group believe that our and the VIE Group’s dedication and devotion to superior user service is a significant contributor to our and the VIE Group’s growth. To better serve our and the VIE Group’s borrowers, we and the VIE Group adopt user-oriented business practices, including offering user service hotlines and online user service support on our and the VIE Group’s mobile apps and WeChat account. We and the VIE Group also offer clear and concise guidelines on our and the VIE Group’s website and within our and the VIE Group’s app to guide borrowers throughout the transaction process. In addition, we and the VIE Group provide an online discussion forum, where our and the VIE Group’s current and potential borrowers can communicate with each other and our and the VIE Group’s user service agents. Finally, our and the VIE Group’s user service team frequently reaches out to our and the VIE Group’s users to seek their feedback. We and the VIE Group maintain a user complaint feedback channel to improve our and the VIE Group’s products and services.

Services Offered to Institutional Funding Partners

Since the third quarter of 2019, we and the VIE Group have expanded our and the VIE Group’s investor base of individuals to institutional funding partners, including banks, trusts and microcredit companies. Starting in April 2020, new loans were only funded by institutional funding partners.

We and the VIE Group introduce borrowers to our and the VIE Group’s institutional funding partners and provide preliminary risk assessment services as well as other services to them. The service arrangement between our and the VIE Group’s institutional funding partners and us varies depending on the type of institutional funding partners. For institutional funding partners with a license to extend loans, such as banks, online microcredit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2021, we and the VIE Group had 22 institutional funding partners and they invested an aggregate investment volume of RMB21.9 billion (US$3.4 billion).

Services Offered to Individual Investors

Historically, we and the VIE Group helped investors on our and the VIE Group’s platform to allocate their assets into different consumer loan products through our and the VIE Group’s apps. Since the third quarter of 2019, we and the VIE Group started to transition our and the VIE Group’s funding sources to institutional funding partners, and completed the transition in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our and the VIE Group’s legacy P2P lending business has been reduced to zero as of November 2020.

Our and the VIE Group’s Platform and Transaction Processes

We and the VIE Group provide a streamlined and smooth user experience for borrowers. The process on our and the VIE Group’s mobile apps and website is designed to be simple, seamless and efficient while our and the VIE Group’s platform leverages sophisticated, proprietary technologies to make it possible.

Transaction Process for Institutional Funding Partners

Our and the VIE Group’s institutional funding partners provide us with pre-determined criteria for borrowers and we and the VIE Group will use our and the VIE Group’s credit assessment model to assess the applicants in our and the VIE Group’s platform and select qualified applicants for the institutional funding partners for further approval. Institutional funding partners will assess the applicants through their own credit assessment process and once they approve the loans, our and the VIE Group’s system will generate a multilateral loan agreement among the borrower, the institutional partner and us, which will become effective immediately. We and the VIE Group will then instruct the institutional partner to transfer the funding to the borrower’s account directly and we and the VIE Group are also not involved in the repayment of principal and interest between borrowers and institutional funding partners.

Transaction Process for Borrowers

Application

An applicant can submit a loan application after he or she has registered a user account using a valid mobile phone number. First-time applicants are required to present their PRC identity cards to us via their phone camera or webcam for identity verification. The images of their identity cards will be automatically captured and recognized by our and the VIE Group’s authentication module and authenticated against personal identity data in the database of the Ministry of Public Security of China. In addition, based on the instructions within our and the VIE Group’s apps or on our and the VIE Group’s website, applicants are also required to do specific poses facing the front camera to complete automatic biometric recognition. Our and the VIE Group’s system authenticates the face recognition result against the database of the Ministry of Public Security of China to detect if it matches the identity card provided by the applicant.

In addition to the identity card, applicants are required to provide basic personal information, including educational level, marital status, occupation, address and bank account information for our and the VIE Group’s credit assessment. Applicants also authorize us to collect data from third parties for purposes of credit assessment. If the applicants have previously applied for loans through our and the VIE Group’s platform, they do not need to go through the procedures again, but may supplement or update their personal information if there are any changes. Furthermore, certain loan products require applicants to provide other specific credentials, including credit card information, payroll or housing funding account information.

Credit Assessment and Approval

Our and the VIE Group’s credit assessment model automatically computes a credit score for the applicant upon receipt of his or her credit information. If the applicants have previously applied for loans on our and the VIE Group’s platform, their credit scores may be adjusted upwards or downwards based on their performance of repayment obligations and updated personal information. Please see

“Item 4. Information on the Company—B. Business Overview—Credit Assessment and Risk Management System” for a detailed description of our and the VIE Group’s credit assessment and risk management system. For funds provided by institutional funding partners, we and the VIE Group use a variety of technological tools to pre-screen the applicants and qualified applicants still need approvals from the institutional funding partners.

Funding

For funds provided by institutional funding partners, upon confirmation of the loan amount by the borrower and credit approval from the institutional funding partners, our and the VIE Group’s system will generate a multilateral loan agreement among the borrower, the institutional partner and us, which will become effective immediately. We and the VIE Group will then instruct the institutional partner to transfer the funding to the borrower’s account directly.

Loan Servicing and Collection

Prior to April 2020, when we and the VIE Group ceased funding loans with individual investor funding sources, we and the VIE Group provided loan servicing and collection services. Under our and the VIE Group’s current institutional funding partner model, we and the VIE Group no longer provide such services.

Credit Assessment and Risk Management System

We and the VIE Group operate a highly secure and open platform with proprietary and effective credit assessment model and comprehensive risk management system. Leveraging advanced technologies, including artificial intelligence and big data analytics, we and the VIE Group continuously refine, test and optimize our and the VIE Group’s model as our and the VIE Group’s platform continues to accumulate and collect more credit data in our and the VIE Group’s operations.

Our and the VIE Group’s credit assessment model and risk management system have undergone significant evolution. We and the VIE Group have been building an online credit assessment model since the launch of our and the VIE Group’s online platform in December 2015. As we and the VIE Group engaged substantial numbers of borrowers offline in 2016 and 2017, we and the VIE Group collected information of such borrowers offline in collaboration with our and the VIE Group’s related party Jiayin Credit and manually input such information into our and the VIE Group’s system. We and the VIE Group also utilized traditional risk management methodologies such as in-person interviews for borrowers engaged offline for a brief period after the inception of our and the VIE Group’s business. Our and the VIE Group’s borrower engagement efforts gradually shifted from offline to online as our and the VIE Group’s online credit assessment capabilities improved. We and the VIE Group no longer offer offline loan products since February 2018 and have fully automated data collection and risk management methodologies accordingly. With data accumulation and model optimization, we currently utilize proprietary intelligent system known as Mingjian, which has achieved the risk management through the life cycle of loans involving application stage, customer management stage, risk monitoring and early warning stage to empower multiple operating processes.

Data Collection and Pre-processing

The first step of our and the VIE Group’s credit assessment process is to collect data from the applicant, which consists of information directly provided by the applicant and information that we and the VIE Group collect from third parties with the applicant’s authorization. The list below presents the typical types of data that we and the VIE Group used as input for our and the VIE Group’s credit assessment.

Proprietary Data	Data from Third Parties

•Data directly provided by the applicant, including PRC identity card OCR verification and live biometric verification as well as the applicant’s debit/credit card number or bank card number, mobile number, job-related information, self-reported income and debt information and education degree

•Device related information

•Historical credit data accumulated through our and the VIE Group’s platform

•Behavioral data of the applicant’s behavior on our and the VIE Group’s platform

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

•Online data from Internet service providers

•Online shopping and payment behaviors on certain popular Chinese online retail and mobile commerce platforms

•Recent application of loans in other consumer lending platforms

•Transaction related information of applicant’s debt card

We and the VIE Group feed the raw, unstructured data that we and the VIE Group collect into our and the VIE Group’s data pre-processing module to generate high quality structured data as input for our and the VIE Group’s credit assessment modules. Our and the VIE Group’s data pre-processing procedures involve data cleaning, data normalization and feature extraction.

Credit Assessment Model

Our and the VIE Group’s credit assessment system includes three main modules-authentication module, anti-fraud module and scorecard module. We and the VIE Group continuously optimize these models and strengthen our risk management capability.

•	Authentication Module

The authentication module is a personal information authentication system that verifies and authenticates the identity of the applicant through the information provided by the applicant and third parties. With OCR and facial recognition technologies, the authentication module is able to automatically verify the identity card provided by applicants and their self-taken video against the Ministry of Public Security identity card database. We and the VIE Group also cross check the personal and credit information, against data from third parties to verify the authenticity of the data. Using the proprietary intelligent risk management system, we and the VIE Group have achieved the whole process life cycle risk control of pre-loan risk screening, risk monitoring and pre-warning in 2021.

•	Anti-Fraud Module

We and the VIE Group have a large database of past fraud accounts information and sophisticated rules in detecting fraudulent behaviors. We and the VIE Group have been working closely with multiple partners in a joint effort to identify emerging fraudulent schemes, scams, trends, threats, and criminal organizations and have accumulated massive data relating to fraud. The database we and the VIE Group maintain enables us to fine-tune the rules we and the VIE Group set and enhance our and the VIE Group’s fraud detection capabilities. Utilizing graph mining technology, this module analyzes each applicant’s social proximity or relationships, to known fraudsters in our and the VIE Group’s database to determine the applicant’s likelihood of also being a fraudster. In addition, this module also takes into consideration variables such as specific login device, GPS location, IP address and Wi-Fi network connectivity to detect inconsistency and unusual features of applicants. We and the VIE Group also continuously evolve this module to detect fraud clusters across device, environment, behavior and social dimensions. We and the VIE Group also maintain a blacklist after detecting any fraudulent borrowers. We and the VIE Group put the transaction link into the anti-fraud control, according to the customer risk level using different means of verification, in order to achieve the whole process risk management. We and the VIE Group have independently developed and built the knowledge graph platform known as Xingkong in 2021, on which multi-relational graphs are built based on the graph database technology and potential risks are identified. We and the VIE Group also incorporate the transaction process into the anti-fraud module as different means of verification are adopted according to the risk level of the borrowers.

•	Scorecard Module

After a prospective borrower has passed the fraud detection module, we and the VIE Group initiate a credit review using our and the VIE Group’s proprietary scorecard module to generate a score for the prospective borrower, which ultimately drives the decision on whether to extend credit and the amount to be extended. Our and the VIE Group’s scorecard module utilizes data we and the VIE Group collected from the borrower, such as the credit card transaction record and repayment history, and data from external parties we and the VIE Group are authorized by the borrower to collect. We and the VIE Group generally assign the highest score for borrowers who demonstrate the most solid financial position and consistent repayment history. We and the VIE Group started using the scorecard module since 2016 and it evolved over time as our and the VIE Group’s product mix evolved and our and the VIE Group’s credit assessment capabilities improve. As part of our and the VIE Group’s credit assessment efforts, we and the VIE Group also adapt our and the VIE Group’s scorecard module to our and the VIE Group’s borrower base, which shifted from offline to online and has evolved as We and the VIE Group engage borrowers through different channels from time to time. Our and the VIE Group’s scorecard module analyzes a different set of data for each loan application compared to earlier versions of the module and we and the VIE Group continually test, validate and optimize it by changing the types of data it analyzes and the relative weights of various types of data. In particular, as the quality and availability of various data from third parties which is input in our and the VIE Group’s scorecard module changes over time, we and the VIE Group refine our and the VIE Group’s scorecard module accordingly. We and the VIE Group currently collaborate with more than 30 third-party data providers. At the same time, deep learning algorithms, techniques and graphs are introduced to model and maximize the value of data mining to optimize access strategies and grant credit lines, and effectively extract high-quality customers. In 2021, based on the traditional scorecard module and original learning algorithm, we and the VIE Group have incorporated advanced learning algorithms, NLP technology and multi-relational graphs into the feature engineering and model construction to maximize the value of data mining, optimize access strategies and effectively identify creditworthy borrowers. Continuously refined by machine learning algorithms and the high volume of transaction data we and the VIE Group collect, especially proprietary credit repayment records, our and the VIE Group’s scorecard module currently analyzes a large number of variables for each loan application and enables us to better differentiate between creditworthy borrowers and lower quality borrowers. We and the VIE Group also enhanced the stability of our and the VIE Group’s scorecard module in view of increased amounts of loan applications we and the VIE Group receive. As our and the VIE Group’s credit assessment capabilities evolve, we and the VIE Group are increasingly capable of identifying creditworthy borrowers, some of which we and the VIE Group were unable to identify previously. We and the VIE Group also benefit from the growth of our and the VIE Group’s platform and the larger pool of borrower applicants our and the VIE Group’s platform attracts, among which we and the VIE Group are able to identify more creditworthy borrowers. As such, the credit scores generated by our and the VIE Group’s scorecard module are not directly comparable across different time periods. Currently, the credit scores of our and the VIE Group’s borrowers range from 0 to 100, while 100 represents the lowest credit risk associated with the borrower and 0 represents the highest. We and the VIE Group generally reject borrowers with a credit score lower than 0, who we and the VIE Group believe have low repayment willingness or capability. Set forth below is a breakdown of loan origination volume by the range of the credit scores of our and the VIE Group’s borrowers as of the time of the loan origination.

	2019		2020		2021
Credit Risk Level	(in RMB millions)%		(in RMB millions)%		(in RMB millions)%
60+	7,843	41.2	6,869	59.5	14,980	68.4
40-60	6,607	34.7	4,016	34.8	5,751	26.2
20-40	2,862	15.0	664	5.7	1,076	4.9
0-20	1,741	9.1	3	0.0	108	0.5
Total	19,053	100.0	11,552	100.0	21,915	100.0

Risk Management Team

We and the VIE Group have a risk management committee, comprised of nine members, that meets regularly to examine the credit, liquidity and operational risks on our and the VIE Group’s platform. Our and the VIE Group’s risk management team is responsible for designing and implementing the risk management and credit assessment policies and processes, loan performance analysis, credit model validation and credit decisioning performance. Our and the VIE Group’s risk management team engage in various risk management activities, including reporting on performance trends, monitoring of loan concentrations and stability, performing economic stress tests on loans, randomly auditing loan decisions by our and the VIE Group’s credit assessment model and conducting peer benchmarking and external risk assessments.

Investor Assurance Program Managed by Independent Third-Party Guarantors

Historically, we and the VIE Group worked with third-party guarantors who entered into credit consulting and service agreement with borrowers and us to provide investor assurance programs for loans funded by individual investors. Since the reduction of the outstanding loan balance of our and the VIE Group’s legacy P2P lending business to zero in November 2020, there were no longer such loans covered by investor assurance programs managed by independent third-party guarantors.

Guarantee Arrangements for Institutional Funding Partners

For the loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for the unpaid principal and interest. The guarantee companies also demand counter-guarantees by another company in some contracts. Meanwhile, we and the VIE Group also provide commitment letter of balance complements to the institutional funding partners or the guarantee companies. To manage the risk exposure, we and the VIE Group in turn obtain a back-to-back guarantee from another third-party company. The fair value of our and the VIE Group’s guarantee liabilities as a secondary guarantor was inconsequential and no compensation was made by us during the year of 2021. As of December 31, 2019, 2020 and 2021, the outstanding loan balance for which we provide secondary guarantee was RMB487.2 million, RMB1,586.6 million and RMB5,728.7 million (US$899.0 million), respectively.

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

The technical expertise and operational experience we have accumulated in China continues to support the growth of our overseas business. With our proprietary credit assessment and risk management system, we aim to provide more accessible financial solutions to low-and-middle income groups in multiple developing countries. Our business continues to grow in Mexico. In Nigeria, we have obtained the necessary financial service licenses in September 2021, which allows us to grow our business at full speed.

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

Our and the VIE Group’s Technology and IT Infrastructure

The success of our and the VIE Group’s business is dependent on our and the VIE Group’s strong technological capabilities that support us in delivering superior user experience, safeguarding information on our and the VIE Group’s platform, increasing operational efficiency and enabling innovations. Principal components of our and the VIE Group’s technology system include:

•

Big data analytics capabilities. Leveraging a massive borrower base, we and the VIE Group have been continuously improving our and the VIE Group’s data mining and user behavior analytics capabilities, which enable us to build a comprehensive credit profile for each borrower as the basis for our and the VIE Group’s quick and accurate credit decisions. Our and the VIE Group’s data mining and analytics capabilities also allow us to empower numerous aspects of our and the VIE Group’s operations, such as management of the loan lifecycle for borrowers, proprietary fraud detection, graph mining, risk management and financial modeling.

•

Artificial Intelligence technologies. We and the VIE Group put together a dedicated team focusing on internal Artificial Intelligence technologies development. Based on the comprehensive range of voice, image and video data collected through our and the VIE Group’s platform, we and the VIE Group have strengthened our and the VIE Group’s data-centric machine learning technologies. We and the VIE Group also achieved important milestones in the areas of human-computer interaction, OCR and facial recognition, which have been utilized in our and the VIE Group’s risk management system and enabled us to build up a secured and stable platform.

•

Highly automated process. Throughout the life cycle of our and the VIE Group’s loan products, we and the VIE Group maintain a highly automated management process to monitor the registration, application, verification, credit assessment, decision making, funding and collections. Our and the VIE Group’s user-friendly apps gives borrowers convenient access to our and the VIE Group’s product features and help them find the loan products that match their needs.

•

Data security. We and the VIE Group maintain an effective cyber security system to monitor and manage the traffic to our and the VIE Group’s platform on a real-time basis. Our and the VIE Group’s system is designed to automatically defect suspicious activities and an alert will be instantly sent to our and the VIE Group’s IT team. To minimize the risk of a cyber-attack, we and the VIE Group keep and constantly update an internal blacklist of malicious IP addresses. For our and the VIE Group’s daily operation, we and the VIE Group collect and store certain personal information, including sensitive information such as people’s ID card numbers and bank accounts information. We and the VIE Group retrieve such information only upon user’s consent and store all data in an encrypted form. We and the VIE Group also implement multiple layers of security to insulate our and the VIE Group’s databases from unauthorized access and use sophisticated security protocols for communication among applications.

•

Stability. We and the VIE Group utilize multiple data centers in different cities and maintain data redundancy through a real-time multi-layer data backup system to ensure the reliability of our and the VIE Group’s network. We and the VIE Group have implemented a disaster recovery program which enables us to react appropriately in an emergency and instantly start transferring our and the VIE Group’s data to a back-up data center if needed.

Intellectual Property

We regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We and the VIE Group have registered 161 trademarks in the PRC. We and the VIE Group are the registered holder of 29 domain names, including www.jiayinfintech.cn. We and the VIE Group also have 77 copyrights for our and the VIE Group’s proprietary techniques in connection with our and the VIE Group’s systems.

Competition

Online consumer finance market is an emerging industry in China. We and the VIE Group face competition from other online consumer finance platforms, online platforms that engage in online lending and traditional financial institutions. We and the VIE Group compete with other online consumer finance platforms directly for both investors and borrowers. In addition, we and the VIE Group compete with other online platforms that engage in online lending businesses for borrowers. We and the VIE Group also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our and the VIE Group’s larger competitors have substantially broader products or service offerings and richer financial resources to support heavy spending on sales and marketing. We and the VIE Group believe that our and the VIE Group’s ability to compete effectively for funding partners and borrowers depends on many factors, including our and the VIE Group’s ability to attract and retain borrowers and institutional funding partners, funding partner and borrower experience on our and the VIE Group’s platform, the effectiveness of our and the VIE Group’s risk management system, the returns and reliance offered to funding partners, our and the VIE Group’s marketing and selling efforts and the strength and reputation of our and the VIE Group’s brand.

In addition, as our and the VIE Group’s business continues to grow rapidly, we and the VIE Group face significant competition for talents, including management, engineers, product managers and risk management personnel. The success of our and the VIE Group’s growth strategy depends in part on our and the VIE Group’s ability to retain existing personnel and attract additional talents.

Regulation

This section sets forth a summary of the most significant laws, regulations and rules that affect our and the VIE Group’s business activities in the PRC and our and the VIE Group’s shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Online Consumer Finance Services

Due to the relatively brief history of the online consumer finance industry in China, the regulatory framework governing our and the VIE Group’s industry has not developed comprehensively. Even though few specific regulations on online consumer finance industry have been issued in the past few years, detailed guidance and interpretation has yet to be promulgated by the regulators. Under PRC laws and regulations, our and the VIE Group’s business practice of online consumer finance services is usually categorized as online lending information intermediary services.

Regulations Relating to Cooperation with Institutional Finance Partners

On July 18, 2015, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, were promulgated by ten PRC regulatory authorities, including the PBOC, the MIIT and the CBRC. Pursuant to the Guidelines, a company that provides online lending information intermediary services shall function clearly as an information intermediary and provide information services rather than provide credit enhancement services or engage in illegal fund-raising.

On December 1, 2017, the Office of the Leading Group for the Special Campaign against Internet Financial Risks and the Office of the Leading Group for the Special Campaign against Online Lending Risks jointly issued the Circular on Regulating and Rectifying of “Cash Loan” Services, or Circular 141. Circular 141 sets out the principles and general requirements for the conduct of “cash loan” business by banking financial institutions (for the purpose of Circular 141, including banks, trust companies and consumer financial companies). Circular 141 focuses on regulating the “cash loans” with features of no user scenario, specified uses of loan proceeds, specified customer base, or collateral, etc. Circular 141 sets forth several general principles with respect to the regulation of “cash loan” business, including: (i) no organization or individual may conduct the “cash loan” lending business without obtaining relevant approval; (ii) the aggregated borrowing costs of borrowers charged by institutions in the form of interest and various fees should be annualized and subject to the limit on interest rate of private lending provided by the judicial department; (iii) institutions engaged in cash, among others, loan business must follow the “know-your-customer” process and prudentially assess and determine the borrower’s suitability, credit limit and cooling-off period, etc.; and (iv) all institutions engaged in cash, among others, loan business must enhance their internal risk control and prudentially use the “data-driven” risk management models.

The Circular 141 also sets forth several requirements on banking financial institutions participating in “cash loan” business, including, among other things, (i) such banking financial institutions shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business, or fund such institution for the purpose of extending loans in any form; (ii) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking default risks) provided by any third-party institutions with no guarantee qualification and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers. Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, order to cease business operation, and criminal liabilities.

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

On July 12, 2020, the Interim Measures for the Administration of Online Loans by Commercial Banks came into effect, or the Commercial Banks Online Lending Measure, which formulates the regulation regime for online lending business conducted by commercial banks. For example, the Commercial Banks Online Lending Measures require that a commercial bank shall not grant an individual with a credit line more than RMB200,000 and the term of the personal credit loan extended under such credit shall not exceed one year in the case of repayment of the principal due in a lump sum. Meanwhile, reading of the loan contract by a borrower shall be mandatory in the loan application process and reasonable time limit shall be set therefor.

In addition, the Commercial Banks Online Lending Measures set several rules for commercial banks to collaborate with external institutions on online lending, including: (i) commercial banks shall conduct pre-admission assessments on cooperative external institutions and manage such external institutions by a name list; (ii) commercial banks shall not accept any credit enhancement services directly or in disguised form, from third parties without qualification to provide guarantee, credit insurance or guarantee insurance; (iii) the cooperative external institutions (except for an insurance company or an institution with guarantee qualification) shall not charge any interest or expense to the borrower in any form; (iv) commercial banks shall independently conduct the credit approval, contract execution and other core risk control business; (v) the collaboration agreement between the commercial banks and the cooperative external institutions shall be executed in writing and specify the cooperation scope, data confidentiality, transitional arrangement for change or termination of the matters under cooperation, and the commitment of the external institutions for cooperating with the commercial bank in accepting the inspection by the banking regulatory authorities; and (vi) the commercial banks shall fully disclose, in conspicuous place of relevant page, the information of the cooperative external institutions, the information of the cooperative product, as well as rights and responsibilities of the commercial bank and the cooperative external institutions.

The Commercial Banks Online Lending Measures set forth a transitional period of these measures, which is two years from the date on which the Commercial Banks Online Lending Measures is implemented. The business newly increased in the transitional period shall comply with the requirement therein, and a plan to rectify the online lending business within such transitional period shall be formulated and submitted to the banking regulatory authority within one month from the implementation date. The Commercial Banks

Online Lending Measures shall also apply as reference to the online lending business conducted by consumer finance companies and auto finance companies (except for the above-mentioned requirements on the terms of personal credit loan).

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

In February 2021, the CBRC, the PBOC, the Ministry of Education, the Office of the Central Cyberspace Affairs Commission and the Ministry of Public Security jointly issued the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students, or the Notice on Internet Consumer Loan for College Students. The Notice on Internet Consumer Loan for College Students provides that the microcredit companies are prohibited to provide internet consumer loans to college students. In addition, it sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including without limitation: (i) the banking financial institutions and its cooperative institution shall not conduct online precision marketing aimed at college students, and shall complete necessary filings and reports with relevant authorities before offline promotion in campus; (ii) the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirm from the second repayment sources (such as parents, guardians, or other administrator of the college students) that they agree such internet consumer loan provided to such college student and they will guarantee the repayment of such internet consumer loan; and (iii) all credit information of internet consumer loan for college students shall be submitted to the financial credit information database in a timely, complete and accurate manner, and college students who do not agree to submit such credit information shall not be extended the loan.

On December 31, 2021, the PBOC, the MIIT, the CAC, the CBIRC, the CSRC, the SAFE, and the State Intellectual Property Office jointly issued the Measures for the Management of Online Marketing of Financial Products (Draft for Comments), or the Draft Measures for Online Marketing, to further regulate Financial Institutions or their cooperation with third-party internet platform operators entrusted by them. Financial Institutions refer to institutions engaged in financial business approved by relevant financial department. Financial products refer to products and services designed, developed and sold by Financial Institutions, including but not limited to deposits, loans, asset management products, insurance, payments, precious metals, etc.

The Draft Measures for Online Marketing also requires that: (i) Financial Institutions shall undertake the responsibility if entrusted to third-party internet platform operators to carry out online marketing of financial products. The third-party Internet platform operators shall bear the relevant responsibility if not perform their fiduciary duties as agreed, and damage the rights and interests of financial consumers or cause other adverse effects; (ii) the third-party Internet platform operators shall not intervene or disguise their involvement in the sales of financial products business, including but not limited to interactive consultation with consumers on financial products, financial consumer suitability assessment, sales contract signing, fund transfer, etc. without the approval of the financial management, and shall not disguise their participation in the financial business revenue sharing by setting various fee mechanisms linked to loan size and interest scale; (iii) Financial Institutions using third-party Internet platforms for cyberspace business premises, should ensure business independence, technical security, data and personal information security. Third-party Internet platform operators should adhere to the information technology services propriety, shall not be disguised as financial business activities, shall not help the cooperation of financial institutions to circumvent regulation by technical means; (iv) Financial Institutions should sign written cooperation agreements with third-party Internet platform operators; (v) Financial Institutions shall continuously evaluate the compliance and security of third-party Internet platform operators and the performance of agreements, and promptly identify, evaluate and prevent risks resulting from default or operational failure of third-party Internet platform operators; (vi) Financial Institutions and third-party Internet platforms should take the necessary technical security measures to safeguard the confidentiality and integrity of data transmission and prevent other institutions and individuals from illegally decrypting, intercepting and storing relevant data;  and (vii) Third-party Internet platform operators should obtain the appropriate financial business qualifications or financial information services business qualifications when using financial-related words in their website, mobile Internet applications, small programs, self-media. While the Draft Measures for Online Marketing had been released for consultation purpose, there is still uncertainty regarding the Draft Measures for Online Marketing as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

Regulations on Loans

The Civil Code of PRC, which was promulgated by the National People's Congress in May 2020 and became effective in January 2021, requires that the interest rates charged under a loan agreement must not violate applicable provisions of the PRC laws and regulations. In the meantime, it also provides that the interest shall not be deducted from the proceeds of the loan in advance, and if the interest is deducted from the proceeds in advance, the loan shall be repaid and the interest shall be calculated based on the actual loan amount.

The Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases issued by the Supreme People’s Court, which came into effect on September 1, 2015, provided that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. In addition, on August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, which provided that (i) if the total amount of interest, compounded interest, default interest and other fees charged by a lender under a loan contract substantially exceeds the actual loss of such lender, the request by the debtor under such loan contract to reduce or to adjust the part of the aforementioned fees exceeding the amount accrued at an annual rate of 24% will be upheld; and (ii) in the context of private lending disputes, if the online lending information intermediaries and lenders circumvent the statutory limit of the interest rate by charging intermediary fees, such fees shall be deemed invalid.

The Supreme People’s Court amended the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases on August 20, 2020, and then again on January 1, 2021. Under these amendments, if the service fees or other fees that we and the VIE Group charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and the VIE Group and our and the VIE Group’s business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our and the VIE Group’s request to demand the payment of fees that exceed the limit from the borrower. The aforementioned one-year Loan Prime Rate refers to the one-year Loan Prime Rate issued by the National Bank Interbank Funding Center. These new limits replace the upper limits on interest rates of 24% and 36% described in the Private Lending Judicial Interpretations. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion of the total exceeding the limit shall not be supported by the people’s court. The new limits apply to new first-instance cases of private lending disputes accepted by the people’s court after August 20, 2020. As to the cases in which the loan contract was established before August 20, 2020, if the lender requests that the court apply the old limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit.

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

Furthermore, under Circular 141, the overall borrowing costs charged to borrowers should be calculated by loan interest together with all relevant fees and presented in an annualized form, which shall comply with above provisions on private lending. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in PRC regulations relating to interest rates for marketplace and microcredit lending could have a material adverse effect on our and the VIE Group’s business.”

On July 20, 2020, the Supreme People’s Court and the NDRC jointly released the Opinions on Providing Judicial Services and Safeguards for Accelerating the Improvement of the Socialist Market Economic System for the New Era. This document states that if the interest and fees, including compound interests, penalty interests and liquid damages, claimed by one party to the loan contract exceed the upper limit under judicial protection, the claim will not be supported by the court, and if the parties to the loan disguise the financing cost in an attempt to circumvent the upper limit, the rights and obligations of all parties to the loan will be determined by the actual loan relationship. In addition, this document indicates that the relevant governmental authorities should promptly revise and improve the judicial interpretation of the legal issues for private lending trial cases and significantly reduce the upper limit of private lending rates under judicial protection. The timetable and other details of the regulatory revisions proposed by this document remain uncertain.

In March 2021, the PBOC releases the Announcement No.3, or the Announcement, to ensure orderly competition in the loan market and protect the legitimate rights and interests of financial consumers, all loan products are required to expressly list their annualized interest rates, specifically: (i) all lending institutions are required to display the annualized rate of each loan product prominently on the website, mobile app, poster, and any other channels where the product is marketed, and specify the annualized rate in the loan contract. Daily and monthly interest rates may also be displayed if necessary, but not more prominently than the annualized interest rates; (ii) lending institutions include but are not limited to depository financial institutions, automobile finance companies, consumer finance companies, micro-lending companies, and internet platforms that advertise or display loan services; (iii) the annualized rate of a loan should be calculated as the annualized ratio of total costs (to borrower) to outstanding principal amount. The costs include interest and other fees and charges directly related to the loan. The amount of principal should be specified in the loan contract or other loan certificates. If the loan is repaid in installments, the outstanding principal amount should be the balance after each repayment; and (iv) the calculation of the annualized interest rate may be based on compound interest or simple interest. The calculation based on compound interest is equivalent to that of the internal rate of return, and the simple-interest approach should be specified as such.

Regulations on financial guarantee

The Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, was promulgated by the State Council on August 2, 2017 and took effect on October 1, 2017. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies should be subject to the approval of the competent government authority, and unless otherwise stipulated, no entity is allowed to operate the financing guarantee business without such approval. If any entity operates the financing guarantee business without such approval, the entity may be subject to penalties, including termination or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the applicable laws and regulations.

In addition, on October 9, 2019, CBIRC issued the Notice on Printing and Distributing the Supplementary Provisions on the Supervision and Management of Financing Guarantee Companies, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business.

On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Management (draft for comment), or the Draft Regulations on Local Financial Supervision and Management. The Draft Regulations on Local Financial Supervision and Management stipulate: (i) In addition to the establishment of regional equity markets, the establishment of other Local Financial Organizations shall be approved by the provincial local financial supervision and management departments while the establishment of regional equity markets should be publicized by the provincial people's government, and reported to the State Council securities supervision and management agencies for the record. Local Financial Organizations refer to the establishment of microfinance companies, financial guarantee companies, regional equity markets, financial leasing companies, commercial factoring companies, local asset management companies and other institutions engaged in local financial business; (ii) Local Financial Organizations should serve the local, in principle, and shall not carry out business across the provinces; (iii) The financial management department of the State Council and local financial supervision and management departments should strengthen the monitoring, identification and disposal of illegal financial activities; (iv) Local Financial Organizations established before the implementation of the Draft Regulations on Local Financial Supervision and Management, shall meet the prescribed conditions within the period specified by the local financial supervision and management departments. As for the Local Financial Organizations carry our and the VIE Group’s business crossed the provincial administrative regions, the financial supervision and management departments of the State Council shall clarify the transitional arrangements to achieve a smooth transition and shall not carry out the relevant local financial business if do not meet the requirements within a prescribed time. While the Draft Regulations on Local Financial Supervision and Management had been released for consultation purpose, there is still uncertainty regarding the Draft Regulations on Local Financial Supervision and Management as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

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

According to Regulations on Preventing and Dealing with Illegal Fundraising, which came into effect in May 2021 and replaced The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations, illegal fundraising involves collecting funds from non-specific targets with promised principal and interest or other investment returns, without lawful permission from the State Council’s financial management departments or in violation of China’s financial management rules. Provincial-level governments should have overall responsibility for anti-illegal fundraising efforts within their respective administrative regions, and local governments should build necessary work mechanisms. Financial and non-banking payment institutions should report large-value and suspicious transactions as required, and analyze and identify related accounts having suspected association with illegal fundraising.

We and the VIE Group act as an information intermediary for and are not a party to the loans facilitated through our and the VIE Group’s platform. We and the VIE Group rely on third-party payment platforms in handling funds transfer and settlement. We and the VIE Group signed a custody account arrangement with AIBANK in November 27, 2019 and changed our and the VIE Group’s custodian institution into AIBANK since December 2019.

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

In cooperation with our and the VIE Group’s institutional partners, we and the VIE Group have adopted various policies and procedures, including “know-your-customer” procedures, Customer due diligence, and Customer screening procedures, for anti-money laundering purposes. However, as the detailed anti-money laundering regulations of loan facilitators have not been published, there is uncertainty as to how the anti-money laundering requirements will be interpreted and implemented and whether loan service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to nonfinancial institutions with anti-money laundering obligations. We and the VIE Group cannot assure you that our and the VIE Group’s existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

Regulations Relating to Foreign Investment

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2021 Negative List. Industries not listed in the 2021 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

Foreign investment in telecommunications companies in the PRC is also governed by the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which was promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016. The Foreign-Invested Telecommunications Enterprises Provisions prohibit a foreign investor from holding over 50% of the total equity interest in any value-added telecommunication service business in China. In addition, the major foreign investor who invests in a foreign-invested value-added telecommunications enterprise and operates the value-added telecommunication service business in China must demonstrate a good track record and experience in operation of value-added telecommunication service business. Pursuant to the Decision of the State Council to Amend and Repeal Certain Administrative Regulations (2022) which was promulgated on March 29, 2022 and will be effective on May 1, 2022, except as otherwise stipulated by the state, the foreign investor contemplating to acquire equity interest in a value-added telecommunications services provider in China will not be required to demonstrate experience in operating value-added telecommunication business overseas and good track records.

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

Furthermore, as we and the VIE Group are providing online loan facilitation service through mobile applications to mobile device users, we and the VIE Group cannot assure you that we and the VIE Group will not be required to apply for an operating license for our and the VIE Group’s mobile applications in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

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

The MIIT issued the Notice on the Further Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests, or the Further Rectification Notice, on July 22, 2020. The notice requires that certain conducts of app service providers should be inspected with respect to (i) collecting personal information without the user’s consent, collecting or using personal information beyond the necessary scope of providing services, and forcing users to receive advertisements; (ii) requesting user’s permission in a compulsory and frequent manner, or frequently launching third-parties apps; and (iii) deceiving and misleading users into downloading apps or providing personal information. The notice also set forth that the period for the regulatory specific inspection on apps and that the MIIT will order the non-compliant entities to modify their business within five business days, or otherwise to make public announcement to remove the apps from the app stores and impose other administrative penalties. We and the VIE Group have implemented necessary programs in our and the VIE Group’s mobile application to make sure the collection, protection and preservation of user information are in compliance with the APP Provisions in all material aspects.

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

Pursuant to the Cyber Security Law of the PRC promulgated by the SCNPC on November 7, 2016 and effective on June 1, 2017, network operators, including Internet information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

The Measures for Cybersecurity Review were jointly issued on December 28, 2021 and took effect on February 15, 2022. The measures provide detailed rules regarding cyber security review, and any operator in violation of the regulations shall be penalized in accordance with the Cyber Security Law, and the Data Security Law. The Measures for Cybersecurity Review specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by online platform operator that raise or may raise “national security” concerns are subject to strict cyber security review by Office of Cyber Security Review established by the CAC. In addition, online platform operators that possesses the personal data of at least one million users must apply for a review by the Cyber Security Review Office, if they plan listing of companies in foreign countries. The CAC may voluntarily conduct cyber security review if any network products and services, activities of data process or listing of companies overseas affects or may affect national security.

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

The PRC Data Security Law became effective on September 1, 2021. It establishes a data protection system based on the category and security level of the data in terms of its importance for economic and social development and the potential harm caused by illegal use of such data to national security, public interest or rights and interests of individuals and organizations. Competent governmental authorities shall be responsible to formulate lists for “key data.” Higher level of protection shall apply to “national core data” which refers to data that are vital to national security, economy, people’s livelihood and major public interests. According to the Data Security Law, data activities affecting or likely to affect national security will be subject to national security review under the data security review system. The data relating to safeguarding national security and interests and performance of international obligations shall be subject to export control of China. In addition, the Data Security Law provides that key data processors shall appoint a data security officer and establish a management department to take charge of data security, and such processors shall evaluate the risk of their data activities periodically and file assessment reports with the relevant regulatory authorities. Furthermore, data transaction intermediary service providers shall check the sources of the data, the identities of parties involved in the data transactions and keep records accordingly. Violation of Data Security Law may subject the relevant entities or individuals to warning, fines, suspension of business for rectification, revocation of permits or business licenses, and/or even criminal liabilities. According to the Data Security Law, the maximum monetary fine imposed on the breaching party is RMB10 million. Since the Data Security Law is relatively new, uncertainties still exist in relation to its interpretation and implementation.

On July 30, 2021, the State Council promulgated the Safe Protection Regulations which took effect on September 1, 2021. Pursuant to the Safe Protection Regulations, critical information infrastructure refers to important network infrastructure and information system in public telecommunications, information services, energy sources, transportation and other critical industries and domains, in which any destruction or data leakage will have severe impact on national security, the nation’s welfare, the people’s living and public interests. The Safe Protection Regulations provide specific requirements for the responsibilities and obligations of the operator: (i) the operator shall establish and improve the cyber security protection system and responsibility system, and ensure the input of manpower, financial and material resources; (ii) the operator shall set up a special security management department, and review the security background of the person in charge of the special security management department and the personnel in key positions; (iii) the operator shall guarantee the operation funds of the special security management department, allocate corresponding personnel, and have the personnel of the special security management department participate in the decision-making relating to cyber security and informatization; (iv) the operators shall give priority to the purchase of safe and reliable network products and services; network products and services procured that may affect the national security shall be subject to the security review in accordance with the national provisions on network security. The Safe Protection Regulations clarity the measures for dealing with the failure of key information infrastructure operators to perform their responsibilities for security protection, such as imposing fines.

The Administrative Provisions on Security Vulnerability of Network Products, or the Provisions was jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and became effective on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes.

According to the Provisions, the breaching parties may be subject to monetary fine as regulated in accordance with the Cyber Security Law. Since the Provisions is relatively new, uncertainties still exist in relation to its interpretation and implementation.

In addition, on November 14, 2021, the Administration Regulations on the Network Data Security (Draft for Comments) was proposed by the CAC for public comments until December 13, 2021. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of online platform operators, supervision and management, and legal liabilities. Key requirements include: data processors should be in compliance with the requirements of multi-level cybersecurity protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet the third level or above of multi-level cybersecurity protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. The draft measures reiterate that data processors which process the personal information of at least one million users must apply for a cybersecurity review if they plan listing of companies in foreign countries, and the draft measures further require the data processors that carry out the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) other data processing activities that affect or may affect national security. In addition, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. Since the revised draft has not been formally adopted as of the date of this annual report, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.

We and the VIE Group have, in accordance with relevant provisions on the state network security and the requirements of the state’s system for classified protection of information security, conducted the record-filing of class determination and class testing of information system, possessed perfect network security facility and management system such as firewall, intrusion detection, data encryption and disaster recovery, etc.

Regulations on Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, provide that an Internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An Internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An Internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online information service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunication regulatory authority.

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

On August 20, 2021, the SCNPC issued the Personal Information Protection Law, which came into effect from November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances, such as when (1) the individual’s consent has been obtained; (2) the processing is necessary for the conclusion or performance of a contract to which the individual is a party; (3) the processing is necessary to fulfill statutory duties and statutory obligations; (4) the processing is necessary to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (5) the personal information that has been made public is processed within a reasonable scope in accordance with this Law; (6) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; or (7) under any other circumstance as provided by any law or regulation. It also stipulates the obligations of a personal information processor. The Personal Information Protection Law provides that a personal information processor could process publicly disclosed information within the reasonable scope in accordance therewith on the basis of the six circumstances already specified thereunder. The Personal Information Protection Law clarifies the definition of “Sensitive Personal Information”, which means personal information that, once leaked or illegally used, may give rise to discrimination against individuals or seriously endanger personal or property security, including information on race, ethnicity, religious beliefs, personal biometric features, medical health, financial accounts, and personal whereabouts, among others. To process sensitive personal information based on an individual’s consent, a personal information processor shall obtain the separate consent from the individual. Where any law or administrative regulation provides that written consent shall be obtained for processing sensitive personal information, such provision shall prevail. In terms of cross-border transmission of personal information, pursuant to the Personal Information Protection Law, a personal information processor, providing personal information to any party outside the territory of the PRC, shall notify individuals of the overseas recipient’s identity, contact information, processing purposes, processing methods, categories of personal information, the methods in which individuals exercise the rights over the overseas recipient, and other matters, and obtain individuals’ separate consent. Furthermore, critical information infrastructure operators and the personal information processors that process the personal information reaching or exceeding the threshold specified by the national cyberspace administration in terms of quantity shall store domestically the personal information collected and generated within the territory of the PRC. Where it is truly necessary to provide the information abroad, the security assessment organized by the national cyberspace administration shall be passed, unless otherwise regulated by laws, administrative regulations, or provisions issued by the national cyberspace administrative authorities. The Personal Information Protection Law provides that if an overseas organization or individual engages in personal information processing activities that damage the rights and interests relating to personal information of citizens of the PRC or compromise national security or public interests of the PRC, the national cyberspace administration may include it or him in a list of those the provision of personal information to whom is restricted or prohibited, make an announcement, and take measures such as restricting or prohibiting the provision of personal information to it or him. On the other hand, personal information processors shall themselves, on the basis of the purposes of the processing of personal information, processing methods, categories of personal information, the impacts on individuals, and potential security risks, among others, take necessary measures to ensure that personal information processing activities comply with the provisions of laws and administrative regulations, and prevent unauthorized access to as well as the leakage, tampering or loss of personal information.

While we and the VIE Group have taken measures to protect the confidential information that we and the VIE Group have access to, our and the VIE Group’s security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our and the VIE Group’s platform could cause confidential information of lenders and borrowers to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we and the VIE Group are unable to protect the confidential information of our and the VIE Group’s users and adapt to the relevant regulatory framework regarding protection of such information, our and the VIE Group’s business and operations may be adversely affected.”

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

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT and effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. Our and the VIE Group’s major domain name “niwodai.com” has been registered.

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

On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Provisions and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. Pursuant to the Draft Administration Provisions, these provisions shall apply to domestic enterprises that issue shares, depository receipts, convertible corporate bonds, or other equity instruments overseas, or list and trade their securities overseas, and the CSRC shall supervise and administer the overseas securities offering and listing activities of domestic enterprises, and such domestic enterprises shall go through the filing procedures with the CSRC and report relevant information. According to the Draft Administration Provisions and the Draft Filing Measures, domestic enterprises offering and listing overseas will need to comply with continuous filing and reporting requirements after such offering and listing, including (i) a reporting obligation in respect of a material event completed after the completion of an overseas offering and listing; (ii) filing for follow-on offerings after the initial offering and listing; and (iii) filing for share exchanges where by the issuer issues securities to acquire assets. With respect to the domestic enterprises, non-compliance with the Draft Administrative Provisions or an overseas listing completed in breach of them may result in a warning or a fine of RMB1-10 million. Under severe circumstances, domestic enterprises may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5 million either individually or collectively. If, during the filing process, the domestic enterprises conceal important factors or the content is materially false, and securities are not issued, they are subject to a fine of RMB1-10 million. If the securities have been issued, the domestic enterprise is subject to a fine of 10-100% of the listing proceeds. With respect to the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons, they are subject to a warning and fines between RMB500,000 and RMB5 million, individually or collectively.

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

On March 30, 2015, the SAFE promulgated SAFE Circular 19, which was partially abolished on December 30, 2019, to expand the reform nationwide. Under SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local branches of the SAFE (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. The SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. However, SAFE Circular 19 and SAFE Circular 16 promulgated by the SAFE in June 2016 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Mr. Dinggui Yan and Mr. Guanglin Zhang, who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents, have completed their SAFE registration pursuant to SAFE Circular 37.

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

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our and the VIE Group’s employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our and the VIE Group’s employees fail to pay or we and the VIE Group fail to withhold their income taxes according to relevant laws and regulations, we and the VIE Group may face sanctions imposed by the tax authorities or other PRC regulatory authorities.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises is the Company Law of the PRC. Under the Company Law of the PRC, companies in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to set aside at least 10% of its after-tax profit each year, if any, to fund certain statutory reserve funds until the cumulative amount of such statutory reserves reaches 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital subscribed by all shareholders or the amount of capital contribution made by all shareholders, as registered with the registration authority. Furthermore, companies in China may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders.

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension fund, a medical insurance fund, an unemployment insurance fund, a work-related injury insurance fund and a maternity insurance fund, and a housing provident fund, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increases in labor costs in the PRC may adversely affect our business and results of operations.” In addition, the Individual Income Tax Law of the PRC requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

Prior to March 2018, we and the VIE Group failed to make adequate contributions to employee benefit plans or adequate employee individual income tax withholdings, as required by applicable PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.” We and the VIE Group have recorded accruals for the estimated underpaid amounts in our and the VIE Group’s financial statements. Since March 2018, we and the VIE Group have made adequate payments for the social welfare and housing provident fund and withholding individual tax for our and the VIE Group’s employees in accordance with relevant laws and regulations.

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law of the PRC, or the EIT Law and its implementation rules, which became effective on January 1, 2008, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC resident enterprise to a Hong Kong resident enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Issues Concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, the SAT promulgated the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT circular 35, which became effective on January 1, 2020, replacing the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits and directly apply the reduced withholding tax rate when performing tax filings, and collet and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Geerong (HK) may be able to enjoy the 5% withholding tax rate for the dividends they receive from our and the VIE Group’s PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax regulations and rules. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we and the VIE Group have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties , which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner”, several factors in connection with dividends, interests or royalties in the tax treaties, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents of third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties levy no tax, grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account. The applicant’s status will be analyzed in light of actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to SAT Circular 35.

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

The following diagram illustrates the corporate structure of us and the consolidated VIE, including the names, places of incorporation and the proportion of ownership interests in our and the consolidated VIE’s significant subsidiaries and consolidated affiliated entities and their subsidiaries as of the date of this annual report:

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

(3)

Jiayin Finance entered into Contractual Arrangements with Shanghai Kunjia. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the cffshareholders of Jiayin Finance.”

(4)

On January 28, 2022, Shanghai Wuxingjia Services Co., Ltd. changed its corporate name to Shanghai Wuxingjia Information Technology Co., Ltd. Shanghai Wuxingjia operates our online consumer finance platform.

(5)	Geerong Yun became our wholly-owned subsidiary after the business combination in September 2019.
(6)	Shanghai Jiajie Internet Finance Information Services Co., Ltd. became our wholly-owned subsidiary after the business combination in July 2019.
(7)	Shanghai Chuangzhen Software Co., Ltd. was established in April 2020.
(8)	PT. Jayindo Fintek Pratama is owned as to 85% by us and it became our subsidiary after the business combination in April 2019.
(9)	Jiayin Shuke Information Technology Co., Ltd. was established in January 2021.

Risks Relating to the Consolidated VIE and China Operations

We are subject to risks and uncertainties relating to our corporate structure, including, but not limited to, the following:

•Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Finance. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group, Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Finance or forfeit our rights under the contractual arrangements;

•The PRC government has significant authority to exert influence on the China operations of an offshore holding company, such as us. Therefore, investors in the ADSs and the business of us and the consolidated VIE face potential uncertainty from the PRC government’s policy. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations;

•We and the consolidated VIE are subject to extensive and evolving legal development, non-compliance with which, or changes in which, may materially and adversely affect our and the consolidated VIE’s business and prospects, and may result in a material change in our and the consolidated VIE’s operations and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless;

•It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment;

•The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs;

•The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our future offering;

•Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain;

•We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law; and

•Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

For further details on the regulatory, liquidity, and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.” You should also carefully consider other risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs.”

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

As a result of these Contractual Arrangements, we are the primary beneficiary of Jiayin Finance and its subsidiaries for accounting purposes, and, therefore, have consolidated the financial results of Jiayin Finance and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

Our principal executive offices are located on leased premises comprising 7,746 square meters in Shanghai, China. We lease our premises mainly from unrelated third parties under operating lease agreements.

Our and the VIE Group’s servers are primarily hosted at third-party Internet data centers. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our and the VIE Group’s financial condition and results of operations should be read in conjunction with our and the VIE Group’s consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our and the VIE Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. For discussion of 2019 items and year-over-year comparisons between 2020 and 2019 that are not included in this annual report on Form 20-F, refer to "Item 5. Operating and Financial Review and Prospects" found in our Form 20-F for the year ended December 31, 2020, that was filed with the Securities and Exchange Commission on April 30, 2021.

A.	Operating Results

Overview

We are a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions funding partners. We operate a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. Our and the VIE Group’s online platform embraces significant opportunities presented by a financial system that leaves many creditworthy individuals underserved. We and the VIE Group provide borrowers with fast and convenient access to credit at affordable and competitive rates. We and the VIE Group do not use our and the VIE Group’s own capital to invest in loans facilitated through our and the VIE Group’s platform in Mainland China.

We and the VIE Group offer loan products with fixed terms and repayment schedules generally ranging from RMB500 to RMB50,000 via our and the VIE Group’s apps and our and the VIE Group’s website. We and the VIE Group strategically focused on facilitating mid-to long-term consumer loans, as we and the VIE Group believe such loan products are best positioned to generate attractive returns, and at the same time, capture the financing needs of quality borrowers. In 2021 approximately 3,408,187 borrowings were facilitated on our and the VIE Group’s platform, with an aggregate loan origination volume of approximately RMB21.9 billion (US$3.4 billion).

Historically, we and the VIE Group helped investors on our and the VIE Group’s platform to allocate their assets into different consumer loan products through our and the VIE Group’s apps. Since the third quarter of 2019, we and the VIE Group started to expand our and the VIE Group’s investor base of individuals to institutional funding partners, including banks, trusts and microcredit companies. We and the VIE Group completed the transition of our and the VIE Group’s funding model in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our and the VIE Group’s legacy P2P lending business has been reduced to zero as of November 2020. In 2021, we and the VIE Group had 22 institutional funding partners and they invested an aggregate investment volume of RMB21.9 billion (US$3.4 billion).

Our and the VIE Group’s net revenue increased by 36.9% from RMB1,300.2 million in 2020 to RMB1,780.5 million (US$279.4 million) in 2021. Our net income increased by 87.0% from RMB250.1 million in 2020 to RMB467.8 million (US$73.4 million) in 2021.

General Factors Affecting Our and the VIE Group’s Results of Operations

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

Regulatory Environment in China

The regulatory environment for the online consumer finance industry in China is developing and evolving, creating both challenges and opportunities that could affect our and the VIE Group’s financial performance. Due to the relatively short history of the online consumer finance industry in China, the PRC regulatory environment for the industry has been constantly evolving, with new legislation and trial programs being instituted in the recent years. PRC government officials from a number of agencies and departments have expressed support for the development of the online consumer finance industry in China, and have also expressed the need for strengthening the regulation and supervision of the industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our and the VIE Group’s services. As the regulatory regime is relatively new and evolving, and the interpretation and enforcement of related laws and regulations are subject to significant uncertainties, it results in difficulties in determining whether our and the VIE Group’s existing practices may be interpreted to violate any applicable laws and regulations, and any such violation could materially and adversely affect our and the VIE Group’s business, financial condition and results of operation.

Furthermore, in an effort to manage risks and maintain market integrity, PRC government has taken various initiatives, including the Dual Decrease and other limitations on our and the VIE Group’s business scale, which could discourage the development of the online consumer finance industry, and limit our and the VIE Group’s capability to grow our and the VIE Group’s business. Based on our and the VIE Group’s interpretation of these regulations, in order to stay compliant with these circulars, we and the VIE Group closely monitor the outstanding principal and number of investors, and voluntarily manage these operating metrics so that they do not experience any significant increase compared to our and the VIE Group’s outstanding principal as of June 30, 2017. In the second half of 2019, the loan origination volume on our and the VIE Group’s platform decreased primarily due to the adverse effect caused by regulatory requirements that online lending intermediaries to reduce the number of investors, business volume and number of borrowers. Since the third quarter of 2019, we and the VIE Group started to strengthen our and the VIE Group’s cooperation with institutional funding partners and in April 2020 shifted to a solely institutional funding partner model and stopped funding loans with individual investors in April 2020, which negatively affected our and the VIE Group’s business and financial performance in 2020. Furthermore, due to the lack of clarity in certain key definitions under these regulations, there remain uncertainties including the possibility that regulatory authorities may disagree with our and the VIE Group’s interpretation. For example, it is still uncertain whether our and the VIE Group’s cooperation model with institutional funding partners will be influenced by the CBIRC Circular 37. As our and the VIE Group’s future revenue, profit and working capital rely on the amount of loans originated on our and the VIE Group’s platform and the corresponding service fees we and the VIE Group are entitled to collect from such loans, if we and the VIE Group were required by regulatory action to cease or reduce offering products to individual borrowers or funding loans with institutional funding partners, we and the VIE Group might need to take various measures in order to maintain the current scale or growth of our and the VIE Group’s business while adhering to our and the VIE Group’s interpretations of these regulations. These measures might include providing technology services to third-party companies, expanding our and the VIE Group’s overseas businesses, diversifying our and the VIE Group’s funding channels and strengthening our and the VIE Group’s cooperation with financial institutions, which may not be available on reasonable terms in a timely manner, or at all, and all of these measures may not be sufficient to maintain our and the VIE Group’s business growth, and may not generate sufficient revenue or cash inflows to offset decreases in the outstanding principal of our and the VIE Group’s platform, or may not otherwise result in the intended benefits.

We and the VIE Group will continue to make efforts to ensure that we and the VIE Group are compliant with the existing laws, regulations and governmental policies relating to our and the VIE Group’s industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities.

Ability to Acquire Borrowers Cost Effectively

Our and the VIE Group’s ability to increase the loan volume facilitated through our and the VIE Group’s platform largely depends on our and the VIE Group’s ability to attract borrowers through sales and marketing efforts. Our and the VIE Group’s sales and marketing efforts include those related to borrower acquisition and retention, and general marketing. We and the VIE Group intend to continue to dedicate significant resources to our and the VIE Group’s sales and marketing efforts and constantly seek to improve the effectiveness of these efforts.

Effectiveness of Risk Control Framework

Our and the VIE Group’s ability to effectively evaluate a borrower’s risk profile and likelihood of default affects our and the VIE Group’s relationships with our and the VIE Group’s funding partners. If the effectiveness of our and the VIE Group’s risk control framework decreases and borrower default rates increase, our and the VIE Group’s funding partners may reduce or stop their collaboration with us, which would adversely affect our and the VIE Group’s funding source and in turn reduce the amount of loans of we and the VIE Group can facilitate, both of which could have significant impact on our and the VIE Group’s results of operations.

Ability to Attract and Retain Institutional Funding Partners and to Compete Effectively

Our and the VIE Group’s business and results of operations depend on our and the VIE Group’s ability to attract and retain institutional funding partners and to compete effectively in the markets in which we and the VIE Group operate. Reinforcing long-standing relationships with our institutional funding partners ensures that we have sufficient and sustainable funding to meet borrower demands and thus is key to our success. Furthermore, retaining the existing and expanding the base of institutional funding partners is critical to secure a stable stream of funds and to increase the volume of loans facilitated through our and the VIE Group’s platform, driving the growth of our and the VIE Group’s future operations.

The online consumer finance industry in China is intensely competitive, and we and the VIE Group expect that competition to persist and intensify in the future. In addition to competing with other online consumer finance platforms, we and the VIE Group also compete with other types of financial products and companies that attract borrowers and/or funding partners. With respect to borrowers, we and the VIE Group primarily compete with traditional financial institutions, such as online consumer finance business units in commercial banks, credit card issuers and other online consumer finance companies. If we and the VIE Group are unable to compete effectively, the demand for our and the VIE Group’s products and services could stagnate or substantially decline, we and the VIE Group could experience reduced revenues or our and the VIE Group’s platform could fail to maintain or achieve more widespread market acceptance, any of which could harm our and the VIE Group’s business and results of operations.

Credit Performance Data

Our and the VIE Group’s operating results and financial condition are directly affected by the performance of the loans we and the VIE Group facilitate. We and the VIE Group closely monitor key loan performance data, including the data set out below, to track the lifetime performance of our and the VIE Group’s loans and adjust our and the VIE Group’s risk management strategies accordingly.

M3+ Delinquency Rate by Vintage

We and the VIE Group refer to loans facilitated during a specified time period as a vintage. We and the VIE Group define “M3+ Delinquency Rate By Vintage” as the total amount of principal for all loans in a vintage for which any repayment was more than 90 days past due as of a particular date, less the total amount of past due principal recovered for such loans, and divided by the total amount of principal for all loans in such vintage. We and the VIE Group calculate M3+ Delinquency Rate by Vintage for quarter vintage as the weighted average of the M3+ Delinquency Rate by Vintage for each month in such quarter by loan origination volume.

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through our and the VIE Group’s platform.

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	14.25%	14.53%	14.64%
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	10.21%	11.07%	11.85%	12.45%	12.80%	12.87%
2019Q2	1.83%	3.40%	4.59%	5.85%	6.98%	8.21%	9.35%	10.33%	11.08%	11.54%	11.73%	11.74%
2019Q3	1.64%	3.41%	4.26%	5.42%	7.03%	8.60%	10.13%	10.94%	11.59%	11.92%	12.04%	12.01%
2019Q4	1.31%	3.08%	4.52%	6.27%	7.69%	8.69%	9.51%	9.99%	10.31%	10.49%	10.55%	10.54%
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	—	—	—
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	—	—	—	—	—	—
2021Q2	1.00%	1.90%	2.65%	—	—	—	—	—	—	—	—	—

Delinquency Rate by Balance

We and the VIE Group define the delinquency rates by balance as the total outstanding principal for loans where the longest past due period of a repayment was 1 to 30, 31 to 60, 61 to 90, 91 to 180 and more than 180 calendar days as of a certain date as a percentage of the total outstanding principal for the loans on our and the VIE Group’s platform net of the outstanding principal repaid by the investor assurance program as of such date. We and the VIE Group consider our and the VIE Group’s delinquency rate by balance as an indicator of our and the VIE Group’s loan performance and quality of our and the VIE Group’s assets in general. The following table provides the delinquency rate by balance for all outstanding loans on our and the VIE Group’s platform as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91-180 days	More than 180 days
	(%)
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12

Components of Results of Operations

Net Revenue

Our and the VIE Group’s net revenue is derived from fees charged for providing services, including loan facilitation services and post-origination services, and other revenues. In accordance with the agreements with our and the VIE Group’s borrowers and institutional funding partners, we and the VIE Group collect service fees from customers in facilitating loan transactions. Historically and up until November 2020, when the outstanding loan balance of our and the VIE Group’s legacy P2P business was decreased to zero, we and the VIE Group also received individual investors service fees for automated investment programs and for loans transfers over our and the VIE Group’s secondary loan market. In addition, we and the VIE Group charge other fees contingent on future events, such as penalty fees for late payments. Our and the VIE Group’s net revenue is presented net of VAT. Prior to April 28, 2018, our and the VIE Group’s net revenue was fees billed net of stand-ready liabilities associated with the investor assurance program managed by us and cash incentives. As we and the VIE Group discontinued managing investor assurance program for loans facilitated after April 28, 2018, we and the VIE Group no longer charge service fees associated with guarantee services. Therefore, we and the VIE Group no longer allocate a portion of collectible service fees to the fair value of the stand-ready liability from the investor assurance program. Our and the VIE Group’s net revenue is recognized as revenues from loan facilitation services, revenues from post-origination services and other revenues.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Loan facilitation services	1,747,065	78.3	943,084	72.5	1,470,170	230,702	82.6
Post-origination services	267,047	12.0	112,731	8.7	—	—	—
Other revenue	216,064	9.7	244,345	18.8	310,320	48,696	17.4
Total	2,230,176	100.0	1,300,160	100.0	1,780,490	279,398	100.0

The following table sets forth the breakdown of our and the VIE Group’s net revenue by service and products provided both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Current loan products	1,984,597	89.0	1,055,815	81.2	1,470,170	230,702	82.6
Offline and non-standard loan products	32,346	1.4	—	—	—	—	—
Other services	213,233	9.6	244,345	18.8	310,320	48,696	17.4
Total	2,230,176	100.0	1,300,160	100.0	1,780,490	279,398	100.0

Loan facilitation and post-origination service

We and the VIE Group provide loan facilitation services and post-origination services on loans facilitated on our and the VIE Group’s platform, which enable individual investors to directly invest in loans that can be selected, at the individual investors’ discretion, from hundreds of new lending opportunities to pre-approved borrowers that are posted on our and the VIE Group’s platform every day. Individual investors also have the option to use the automated investment programs whereby the funds are automatically allocated among pre-approved borrowers. The automated investment programs automatically reinvest individual investors’ funds as soon as a loan is repaid, enabling the individual investors to accelerate the reinvestment of cash flows without having to continually revisit the Company’s mobile application.  We and the VIE Group charge a substantial amount of service fees on the same day when the first and second monthly repayments of principal and interest are due.

We and the VIE Group assess ability and intention to pay the service fees of both borrowers and individual investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. We and the VIE Group consider the loan facilitation service and post origination service as two separate services. We and the VIE Group determine the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax.

We and the VIE Group recognize revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services is recognized at the time a loan is originated between the individual investors and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services is recognized evenly over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the individual investors.

For upfront fees that are partially refundable to the borrowers, we and the VIE Group estimate the refund based on historical prepayment rate and record corresponding refund liabilities upon receiving such fees.

Since the third quarter of 2019, we and the VIE Group also collect service fees through the facilitation of loan transactions between borrowers and institutional funding partners. Revenues from loan facilitation services are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the facilitation service is considered complete. We and the VIE Group do not provide post-origination service in such arrangements. The institutional funding partners typically engage third-party non-performing loan management entities to assist on the subsequent collection. We and the VIE Group are in turn engaged by such non-performing loan management entities to provide information including risk profile and collection methods or plans for the borrowers on its platform to the non-performing loan management entity basing on the historical records and experiences that we and the VIE Group have as of the date when each loan is successfully extended to borrower. We and the VIE Group determine the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Under certain agreements, the transaction price includes variable consideration due to borrowers’ actual repayment to institutional funding partners.

We and the VIE Group estimate variable consideration for these contracts using the expected value approach on the basis of historical information.

Revenue from technical services is recognized at the time a loan is successfully originated by the institutional funding partner as the technical services are completed at that time.

Other Revenue

Investor referral

We and the VIE Group provide referral services in respect of investment products offered by the financial service providers on Youdao wealth platform. After the online investors subscribe the products referred by us, we and the VIE Group do not retain any further obligations. The price for each referral charged to the financial service providers is a fixed price as pre-agreed in the service contract. Revenue is recognized when the online investors successfully subscribed to investment products from financial service providers.

Interest income

Interest income is recognized over the terms of loans receivable using the effective interest rate method under ASC Topic 310. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest income or principal. Interest collected upfront at the loan inception is recorded as deferred revenue.

Business and Operational Support Services

We and the VIE Group provide a series of service to a related party, including software development, risk control, marketing support and IT assistance. The revenue is recognized over time as services are continuously performed during the service periods.

Sales of hardware

We and the VIE Group also generate revenue from the sale of hardware directly to customers since the year 2021 but terminated such revenue stream along with the disposal of Shanghai Bweenet on December 29, 2021. The revenue is recognized at a point in time following the transfer of control of goods to the customer, which typically occurs upon the delivery to the customer.

Others

We and the VIE Group also charge service fees to individual investors for using the automated investment programs which equal to a certain percentage of the actual return in excess of the expected rate of return from the investments, payable at the end of the investment period. Not application fee is charged to borrowers or individual investors.

Under ASC Topic 606, service fees derived from individual investors using the automated investment programs are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment programs are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the individual investors. We and the VIE Group record service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC Topic 606 was RMB174.2 million, RMB23.8 million and nil in 2019, 2020 and 2021, respectively.

Other revenue also includes revenue from guarantee services recognized at the expiry of the guarantee term, penalty fees for loan prepayment and late payment, and service fees for transferring loans between investors on our and the VIE Group’s platform. Under ASC Topic 606, penalty fees are contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They are recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between individual investors are recognized when the transfer is completed and service fees are collected from the individual investors. In addition, revenues from guarantee services are recognized at the expiry of the guarantee term of RMB2.8 million, nil and nil in 2019, 2020 and 2021, respectively.

The following table sets forth the breakdown of our and the VIE Group’s other revenue, both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other revenue
Interest income	—	—	61,467	4.7	65,092	10,214	3.7
Investor referral	—	—	59,230	4.6	178,616	28,029	10.0
Others	216,064	9.7	123,648	9.5	66,612	10,453	3.7
Total other revenue	216,064	9.7	244,345	18.8	310,320	48,696	17.4

Operating Costs and Expenses

Our and the VIE Group’s operating costs and expenses primarily consist of origination and servicing expenses, other cost of sales, sales and marketing expenses, general and administrative expenses, research and development expenses, and allowance for receivables and contract assets. We and the VIE Group expect our and the VIE Group’s operating expenses to be in line with our and the VIE Group’s business development. The following table sets forth our and the VIE Group’s operating costs and expenses both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the period presented:

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses
Origination and servicing	425,565	19.1	239,199	18.4	320,466	50,288	18.0
Other cost of sales	—	—	—	—	15,467	2,427	0.9
Allowance for receivables and contract assets	232,241	10.4	77,278	5.9	44,427	6,972	2.5
Sales and marketing	606,049	27.2	375,063	28.9	659,291	103,457	37.0
General and administrative	230,248	10.3	154,963	11.9	165,150	25,916	9.3
Research and development	201,404	9.0	151,550	11.7	143,733	22,555	8.1
Total operating cost and expenses	1,695,507	76.0	998,053	76.8	1,348,534	211,615	75.7

The following table sets forth our and the VIE Group’s operating cost and expenses paid to related parties both in absolute amounts and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses incurred with related parties:
Sales and marketing	87,754	3.9	55,207	4.2	—	—	—
Origination and servicing	10,314	0.5	9,429	0.7	77,048	12,091	4.3
General and administrative	8,280	0.4	5,845	0.4	—	—	—
Total	106,348	4.8	70,481	5.3	77,048	12,091	4.3

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

Sales and Marketing

Sales and marketing expenses consist primarily of variable marketing and promotional expenses, including those related to borrower and investor acquisition and retention, and general brand and awareness building, such as search engine marketing expenses, information feeds and referral fees charged by other parties. Sales and marketing expenses also include salaries, benefits and share-based compensation related to our and the VIE Group’s sales and marketing staff.

General and Administrative

General and administrative expenses consist primarily of share-based compensation, salaries and benefits related to accounting and finance, business development, legal, human resources and other personnel, as well as professional service fees related to various corporate activities.

Research and Development

Research and development expenses consist primarily of salaries, benefits and share-based compensation related to technology and product development personnel, as well as rental expenses related to offices for our and the VIE Group’s technology and product development personnel.

Share-Based Compensation

The following table sets forth the effect of share-based compensation expenses on our and the VIE Group’s operating cost and expenses line items, both in an absolute amount and as a percentage of total net revenue for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation
Origination and servicing	10,345	0.5	3,167	0.2	3,159	496	0.2
Sales and marketing	8,060	0.4	8,445	0.6	1,545	242	0.1
General and administrative	80,599	3.6	8,870	0.7	5,021	788	0.3
Research and development	48,578	2.2	10,170	0.8	5,461	857	0.3
Total share-based compensation	147,582	6.7	30,652	2.3	15,186	2,383	0.9

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

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Shanghai Chuangzhen Software Co., Ltd. has been qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 which its taxable income is greater than zero, followed by a three-year 50% exemption.

We and the VIE Group are subject to VAT at a rate of 6% on the services we provide to customers, less any deductible VAT we and the VIE Group have already paid or borne. We and the VIE Group are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2016 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

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

Results of Operations

The following table sets forth a summary of our and the VIE Group’s consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our and the VIE Group’s total operating revenues for the periods presented. This information should be read together with our and the VIE Group’s consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our and the VIE Group’s future trends.

	Year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue	2,230,176	100.0	1,300,160	100.0	1,780,490	279,398	100.0
Operating cost and expenses:
Origination and servicing	(425,565)	(19.1)	(239,199)	(18.4)	(320,466)	(50,288)	(18.0)
Other cost of sales	—	—	—	—	(15,467)	(2,427)	(0.9)
Allowance for receivables and contract assets	(232,241)	(10.4)	(77,278)	(5.9)	(44,427)	(6,972)	(2.5)
Sales and marketing	(606,049)	(27.2)	(375,063)	(28.9)	(659,291)	(103,457)	(37.0)
General and administrative	(230,248)	(10.3)	(154,963)	(11.9)	(165,150)	(25,916)	(9.3)
Research and development	(201,404)	(9.0)	(151,550)	(11.7)	(143,733)	(22,555)	(8.1)
Total operating cost and expenses	(1,695,507)	(76.0)	(998,053)	(76.8)	(1,348,534)	(211,615)	(75.7)
Income from operations	534,669	24.0	302,107	23.2	431,956	67,783	24.3
Gain from de-recognition of other payable associated with disposal of Caiyin	—	—	117,021	9.0	138,043	21,662	7.8
Impairment of short-term investment	—	—	(67,169)	(5.2)	—	—	—
Interest income (expense)	5,720	0.3	7,716	0.6	(1,117)	(175)	(0.1)
Other income, net	23,425	1.0	6,711	0.5	16,952	2,660	1.0
Income before taxes and income from investment in affiliates	563,814	25.3	366,386	28.2	585,834	91,930	32.9
Income tax expense	(37,007)	(1.7)	(108,811)	(8.4)	(125,724)	(19,729)	(7.1)
Income(loss) from investment in affiliates	378	0.0	(7,509)	(0.6)	7,651	1,201	0.4
Net income	527,185	23.6	250,066	19.2	467,761	73,402	26.3
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Net revenue. Our and the VIE Group’s net revenue increased from RMB1,300.2 million in 2020 to RMB1,780.5  million (US$279.4 million) in 2021, primarily due to (i) the increase of revenue from loan facilitation services from RMB943.1 million to RMB1,470.2 million (US$230.7 million) primarily due to the increased loan origination volume from the our and the VIE Group’s institutional funding partners, (ii) the reduction of revenue from post-origination services from RMB112.7million to nil as a result of the outstanding loan balance of our and the VIE Group’s legacy P2P lending business being reduced to zero in November 2020 and (iii)

the increase of other revenue from RMB244.3 million to RMB310.3 million (US48.7 million) primarily due to the increased investor referral service fee that we and the VIE Group charged from the financial service providers. The increase was partially offset by reduced revenue from P2P related services as we and the VIE Group ceased our and the VIE Group’s legacy P2P lending business in November 2020.

Operating costs and expenses. Our and the VIE Group’s total operating costs and expenses increased from RMB998.1 million in 2020 to RMB1,348.5 million (US$211.6 million) in 2021, primarily due to the increase in origination and servicing expenses, sales and marketing. Our and the VIE Group’s total operating costs and expenses as a percentage of net revenue remained relatively stable as 76.8% and 75.7% in 2020 and 2021, respectively.

•

Origination and servicing expenses. Our and the VIE Group’s origination and servicing expenses increased from RMB239.2 million in 2020 to RMB320.5 million (US$50.3 million) in 2021, primarily due to the increase in credit assessment expense in line with the increase in loan origination volume in 2021.

•	Other cost of sales. Our and the VIE Group’s other cost of sales increased from nil in 2020 to RMB15.5 million (US$2.4 million) in 2021, primarily due to the cost of hardware sold by Shanghai Bweenet.
•

Allowance for receivables and contract assets. Our and the VIE Group’s allowance for receivables and contract assets decreased from RMB77.3 million in 2020 to RMB44.4 million (US$7.0 million) in 2021, primarily because the outstanding loan balance of our and the VIE Group’s legacy P2P lending business was reduced to zero in November 2020. The decrease was partially offset by the allowance for receivables from a related party.

•

Sales and marketing expenses. Our and the VIE Group’s sales and marketing expenses increased from RMB375.1 million in 2020 to RMB659.3 million (US$103.5 million) in 2021, primarily due to an increase in borrower acquisition expenses as well as the increase in our and the VIE Group’s loan origination volume in 2021.

•

General and administrative expenses. Our and the VIE Group’s general and administrative expenses increased from RMB155.0 million in 2020 to RMB165.2 million (US$25.9 million) in 2021, primarily due to the increased expenditures in employees benefits and professional service fees.

•

Research and development expenses. Our and the VIE Group’s research and development expenses decreased from RMB151.6 million in 2020 to RMB143.7 million (US$22.6 million) in 2021, primarily due to the improved utilization and productivity of our and the VIE Group’s facilities and employees allocated to the research and development department, partially offset by the increase in professional services expenses as we and the VIE Group continued to enhance research and development capabilities.

Interest income / expense. We and the VIE Group recognized interest income of RMB7.7 million in 2020 and interest expense of  RMB 1.1 million (US$0.2 million) in 2021, respectively, primarily as a result of interest income received from a loan to our and the VIE Group’s related party in 2020.

Other income, net. Our and the VIE Group’s other income increased from RMB6.7 million in 2020 to RMB17.0 million (US$2.7million) in 2021 primarily as a result of the increase of government subsidies received.

Income before income taxes. As a result of foregoing, we and the VIE Group recognized income before income taxes of RMB366.4 million and RMB585.8 million (US$91.9 million) in 2020 and 2021, respectively.

Income tax expenses. We and the VIE Group recognized tax expenses of RMB108.8 million and RMB125.7 million (US$19.7 million) in 2020 and 2021, respectively, as a result of operating gains in such periods.

Net income. As a result of foregoing, we and the VIE Group recorded net income of RMB250.1 million and RMB467.8 million (US$73.4 million) in 2020 and 2021, respectively.

Critical Accounting Policies and Judgments

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) Basis of Presentation, Combination and Consolidation; (ii) Revenue Recognition, (iii) Income Taxes, and (iv) Measurement of Share-based Compensation.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-26 for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

To date, inflation in China has not materially impacted our and the VIE Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we and the VIE Group have not been materially affected by inflation in the past, we and the VIE Group can provide no assurance that we and the VIE Group will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resource

Our and the VIE Group’s primary source of liquidity has been cash provided by operating activities, and funds provided by our and the VIE Group’s shareholders, including through capital contributions and loans from related parties, which has historically been sufficient to meet our and the VIE Group’s working capital and substantially all of our and the VIE Group’s capital expenditure requirements. As of December 31, 2019, 2020 and 2021, we and the VIE Group had RMB122.1 million, RMB117.3million, RMB182.6million (US$28.7 million), respectively, in cash and cash equivalents. In May 2019, we completed our initial public offering in which we issued and sold an aggregate of 4,025,000 ADSs, representing 16,100,000 class A ordinary shares, resulting in net proceeds to us of approximately US$35.0 million. Our and the VIE Group’s cash and cash equivalents primarily consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. We and the VIE Group believe that our and the VIE Group’s current cash and cash equivalents and our and the VIE Group’s anticipated cash flows from operations will be sufficient to meet our and the VIE Group’s anticipated working capital requirements and capital expenditures for the next 12 months. We and the VIE Group may, however, need additional capital in the future to fund our and the VIE Group’s continued operations. If we and the VIE Group determine that our and the VIE Group’s cash requirements exceed the amount of cash and cash equivalents we and the VIE Group have on hand at the time, we and the VIE Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our and the VIE Group’s shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our and the VIE Group’s operations. We and the VIE Group cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our consolidated variable interest entities, we only have access to cash balances or future earnings of our consolidated variable interest entities through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to our consolidated variable interest entities only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

The following table sets forth a summary of our and the VIE Group’s cash flows for the period presented:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	26,291	(35,505)	184,540	28,959
Net cash (used in) provided by investing activities	(234,178)	33,226	(126,222)	(19,807)
Net cash provided by financing activities	244,674	10,595	9,938	1,560
Cash, cash equivalents and restricted cash at beginning of year	82,941	122,149	119,320	18,724
Cash, cash equivalents and restricted cash at end of year	122,149	119,320	184,567	28,962

Operating Activities

Net cash provided by operating activities was RMB184.5 million (US$29.0 million) in 2021, primarily due to net income of RMB467.8 million (US$73.4 million), mainly adjusted for allowance for receivables and contract assets of RMB44.4 million (US$7.0 million), share-based compensation of RMB15.2 million (US$2.4 million), depreciation and amortization of RMB15.7 million (US$2.5 million), and changes in working capital. Changes in working capital was primarily due to (i) an increase in accounts receivable and contract assets of RMB344.4 million (US$54.0 million) in connection with uncollected service fees, (ii) an increase in amount due from/to related parties of RMB35.2 million (US$5.5 million) partially offset by (i) an increase in tax payables of RMB138.3 million (US$21.7 million), and (ii) an increase accrued expenses and other current liabilities of RMB54.9 million (US$8.6 million）.

Net cash used in operating activities was RMB35.5 million in 2020, primarily due to net income of RMB250.1 million, mainly adjusted for allowance for receivables and contract assets of RMB77.3 million, share-based compensation of RMB30.7 million, depreciation and amortization of RMB23.2 million, and changes in working capital. Changes in working capital was primarily due to (i) an increase in accounts receivable and contract assets of RMB224.4 million in connection with uncollected service fees, (ii) a decrease in refund liabilities of RMB180.1 million due to the outstanding loan balance of our and the VIE Group’s legacy P2P lending business being reduced to zero in November 2020, partially offset by (i) an increase in tax payables of RMB100.0 million, and (ii) a decrease in prepaid expense and other current assets of RMB26.5 million.

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

Investing Activities

Net cash used in investing activities was RMB126.2 million (US$19.8 million) in 2021, primarily due loan to related parties of RMB203.1 (US$31.9 million) and acquisition of a subsidiary of RMB95 million (US$14.9 million), partially offset by loan repayments from related parties of RMB190.7 (US$29.9 million).

Net cash provided by investing activities was RMB33.2 million in 2020, primarily due to loan repayments from related parties of RMB37.4 million, partially offset by the purchase of property, equipment and software of RMB0.8 million and investments in equity investees of RMB3.4 million.

Net cash used in investing activities was RMB234.2 million in 2019, primarily due to our loan to related parties of RMB123.9 million and purchase of short-term investment of RMB71.5 million.

Financing Activities

Net cash provided by financing activities was RMB9.9 million (US$1.6 million) in 2021, primarily due to proceeds from exercise of options of 7.4 million (US$1.2 million).

Net cash provided by financing activities was RMB10.6 million in 2020, primarily due to loans from our related parties of RMB3.1 million and proceeds from exercise of options of 7.0 million.

Net cash provided by financing activities was RMB244.7 million in 2019, primarily due to net proceeds from our initial public offering of RMB243.6 million.

Material cash requirements

Our and the VIE Group’s material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our and the VIE Group’s capital expenditures and operating lease obligations.

Our and the VIE Group’s operating lease obligations consist of the commitments under the lease agreements for our and the VIE Group’s office premises. Our and the VIE Group’s leasing expense was RMB35.7 million, RMB26.5 million and RMB17.9 million (US$2.8 million) in 2019, 2020 and 2021, respectively. The majority of our and the VIE Group’s operating lease commitments are related to our and the VIE Group’s office lease agreements in China.

Other than those discussed above, we and the VIE Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021.

Capital Expenditures

We and the VIE Group made capital expenditures of RMB27.6 million, RMB0.8 million and RMB2.8 million (US$0.4 million) in 2019, 2020 and 2021, respectively. In these periods, our and the VIE Group’s capital expenditures were mainly used for purchase of equipment, including servers, computers and other office equipment, and office renovation. We and the VIE Group will continue to make capital expenditures to meet the expected growth of our and the VIE Group’s business.

Holding Company Structure

Jiayin Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, consolidated VIE and its subsidiaries in China. As a result, Jiayin Group Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, each of our PRC subsidiaries the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate retained earnings and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We and the VIE group prepare our and the VIE Group’s consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We and the VIE group continually evaluate these estimates and assumptions based on the most recently available information, our and the VIE Group’s own historical experiences and various other assumptions that we and the VIE group believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our and the VIE Group’s expectations as a result of changes in our estimates. Some of our and the VIE Group’s accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

An accounting estimate is considered critical if it is made basing on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Loans receivable, net

Loans receivable represents the loans extended directly to overseas individual borrowers with our own funds. The loans receivable is measured at amortized cost and recorded on our consolidated balance sheets.

In establishing the allowance for loans receivable, we consider historical losses, delinquency rate and other factors in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. We write off loans receivable as a reduction to the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected. We recorded nil, RMB 27.5 million and RMB 27.7 million (US$4.3 million) in the years ended December 31, 2019, 2020 and 2021, respectively, in allowance for loans receivable.

Valuation allowance for deferred tax assets

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

We recorded gross deferred tax assets of RMB102.9 million and RMB117.4 million (US$18.4 million), net of valuation allowance of RMB4.1 million and RMB68.9 million (US$10.8 million), as of December 31, 2020 and 2021, respectively.

Unrecognized tax benefits

In order to access uncertainty tax positions, we apply a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

As of December 31, 2020 and 2021, there are nil and RMB63.7 million (US$10.0 million) unrecognized tax benefits related to treatment of a contingent liability that if recognized would affect the annual effective tax rate. We do not anticipate payments of cash within one year. We recognize interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. We had a liability for accrued interest of RMB nil and nil as of December 31, 2020 and 2021, respectively.

F.	Off-balance Sheet Arrangements

We and the VIE Group have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties and do not assume credit risk in loans facilitated through our and the VIE Group’s platform. We and the VIE Group have not entered into any derivative contracts that are indexed to our and the VIE Group’s shares and classified as shareholder’s equity or that are not reflected in our and the VIE Group’s consolidated financial statements. Furthermore, we and the VIE Group do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dinggui Yan	53	Founder, director and chief executive officer
Yi Feng	45	Chief technology officer (since November 2021)
Bei Bai	38	Co-Chief financial officer (since January 2021)
Jin Chen	34	Co-Chief financial officer (since January 2021)
Yifang Xu	44	Director and chief risk officer
Libin Wang	35	Director and vice president of finance
Yuhchang Hwang	67	Independent Director
Meng Rui	54	Independent Director

Mr. Dinggui Yan is our founder, and has served as our director since 2015, and as our chief executive officer since 2016. He has also been the chief executive officer of Shanghai Wuxingjia since 2014, and the chairman and general manager of Jiayin Finance since 2011. Prior to founding our company, Mr. Yan served as the general manager of Beijing Tianrongxin Network Safety Technology Co., Ltd. in the region of Zhejiang from 2007 to 2010. From 2000 to 2006, Mr. Yan served as the general manager of Shanghai Tongtian Information Technology Co., Ltd. Mr. Yan received a master’s degree from China Europe International Business School in 2016 and a bachelor’s degree from Xidian University in 1990.

Mr. Yi Feng has served as our chief technology officer since November 2021. Mr. Feng has over 17 years of technology leadership experience in internet and financial services. He joined Jiayin in 2021. Prior to joining the Company, Mr. Feng had held senior technology roles at well-known firms such as Fidelity, Lufax, Trip.com and Oracle since 2006. Mr. Feng received his master’s degree of computer science from University of Pennsylvania in 2006, another master’s degree in computer science from University of Texas at Austin in 2002 and a bachelor’s degree in computer science from Sun Yat-Sen University in 2000.

Ms. Bei Bai has served as our co-chief financial officer since January 2021. She joined our company as the director of investor relations in August 2018 and became the financial controller later. Prior to joining our company, Ms. Bai held various positions at PricewaterhouseCoopers Zhong Tian LLP, Shanghai Branch from 2006 to 2018, including manager and senior manager. Ms. Bai received her bachelor’s degree in economics from Shanghai University of Finance and Economics in 2006. Ms. Bai is also a member of Chinese Institute of Certified Public Accountants, American Institute of Certified Public Accountants and Australia Institute of Certified Public Accountants.

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

In 2021, we paid an aggregate of RMB8.7 million (US$1.4 million) in cash and benefits to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries, the consolidated VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

2019 Share Incentive Plan

In February 2019, we adopted our 2019 Share Incentive Plan, which permits the grant of options to purchase our ordinary shares. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2019 Share Incentive Plan is 54,000,000 initially. In connection with the adoption of 2019 Plan, we cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. As of December 31, 2021, we had granted options to purchase 7,005,020 Class A ordinary shares pursuant to the 2019 Share Incentive Plan. The 2019 Share Incentive Plan was adopted to replace our 2016 Share Incentive Plan. All outstanding options granted under the 2016 Share Incentive Plan have been canceled or replaced with options granted under the 2019 Share Incentive Plan.

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

Our officers are appointed by and serve at the discretion of our board of directors.

Board Diversity

Board Diversity Matrix (As of March 31, 2022)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	NA	NA
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	NA
LGBTQ+	NA
Did Not Disclose Demographic Background	NA

D.	Employees

We and the VIE Group had 970, 894 and 706 employees as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, 664 of our and the VIE Group’s employees were located in Shanghai, 20 in Beijing, 1 in certain other city in China, 12 in Indonesia, 7 in Nigeria, and 2 in Singapore. The following table sets forth the breakdown of our and the VIE Group’s employees as of December 31, 2021 by function:

Functions	Number of Employees
Origination and servicing department	171
General and administrative department	133
Sales and marketing department	198
Research and development department	204
Total	706

We and the VIE Group believe we and the VIE Group offer our and the VIE Group’s employees competitive compensation packages and dynamic work environment that encourages initiatives. As a result, we and the VIE Group have generally been able to attract and retain qualified personnel and maintain a stable core management team. We and the VIE Group plan to hire more experienced and talented employees in the areas such as big data analytics, risk management and operation management as we and the VIE Group expand our and the VIE Group’s business.

As required by PRC regulations, we and the VIE Group participate in various statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We and the VIE Group are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our and the VIE Group’s employees, up to a maximum amount specified by the local government from time to time. In addition, we and the VIE Group purchased the liability insurance and additional commercial health insurance for our and the VIE Group’s senior management.

We and the VIE Group believe that we and the VIE Group maintain a good working relationship with our and the VIE Group’s employees, and we and the VIE Group have not experienced any major labor disputes.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers;
•	each person known to us to beneficially own more than 5% of our ordinary shares.

Our total number of ordinary shares outstanding as of March 31, 2022 was 216,100,000, which includes 54,000,000 ordinary shares held by Dream Glory. L.P. as an entrusted shareholder of shares issued in view of our 2019 Share Incentive Plan, of which 23,333,116 are shares underlying options granted under our 2019 Share Incentive Plan and 30,666,884 are reserved for future issuance. Dream Glory L.P. will not vote such ordinary shares it held at general meetings of our company.

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 216,100,000 outstanding ordinary shares (consisting of 108,100,000 Class A ordinary shares and 108,000,000 Class B ordinary shares) as of March 31, 2022.

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary share on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Dinggui Yan(1)	1,360,000	108,000,000	50.6	91.0
Yifang Xu	*	—	*	*
Libin Wang	*	—	*	*
Yi Feng	*	—	*	*
Bei Bai	*	—	*	*
Jin Chen	*	—	*	*
Yuhchang Hwang	—	—	—	—
Meng Rui	—	—	—	—
Directors and Executive Officers as a Group	2,600,000	108,000,000	51.2	91.1
Principal Shareholders:
New Dream Capital Holdings Limited(1)	1,360,000	108,000,000	50.6	91.0
Sunshinewoods Holdings Limited(2)	23,446,492	—	10.9	2.0
Dream Glory L.P.(3)	37,671,904	—	17.4	—
*	Beneficially owns less than 1% of our total outstanding shares.
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

(1)

Represents 1,360,000 Class A ordinary shares and 108,000,000 Class B ordinary shares held by New Dream Capital Holdings Limited, or New Dream, a limited liability company established in the British Virgin Islands. New Dream is wholly owned by Mr. Dinggui Yan and Mr. Dinggui Yan is the sole director of New Dream. The registered address of New Dream is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The 109,360,000 ordinary shares held by New Dream was designated into Class B ordinary shares on a one-for-one-basis upon the completion of our initial public offering. In 2020, 8,000,000 Class B ordinary shares were converted into Class A ordinary shares.

(2)

Represents 23,446,492 ordinary shares held by Sunshinewoods Holdings Limited, or Sunshinewoods, a limited liability company established in the British Virgin Islands. Sunshinewoods is wholly owned by Mr. Guanglin Zhang, an employee of our company. Mr. Guanglin Zhang is the sole director of Sunshinewoods. The registered address of Sunshinewoods is Sertus Incorporations (BVI) Limited, Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(3)

Represents 37,671,904 ordinary shares held by Dream Glory L.P., a limited partnership established in the British Virgin Islands, which in accordance with the shareholding entrustment agreement entered into between Dream Glory L.P. and us, does not have any voting or investment power. Dream Glory L.P. is established to hold shares underlying potential awards granted pursuant to our share incentive plan. The general partner of Dream Glory L.P. is New Dream, which is controlled by Mr. Dinggui Yan. The registered address of Dream Glory L.P. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

As of March 31, 2022, a total of 6,506,308 ADSs, representing 26,025,232 Class A ordinary shares, were held by holders of record in the United States, representing approximately 12.0 % of our total outstanding shares. None of our outstanding Class B ordinary shares were held by holders of record in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Jiayin Zhuoyue and Jiayin (Shanghai)

We and the VIE group engaged Jiayin Zhuoyue to refer investors to us and engaged Jiayin (Shanghai) to refer borrowers to us through its offline network. Jiayin Zhuoyue also assists us to provide certain value-added services to our investors with higher VIP levels. We and the VIE group paid Jiayin Zhuoyue and Jiayin (Shanghai) referral service fees. Jiayin Zhuoyue is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. Jiayin (Shanghai) was controlled by Mr. Dinggui Yan, our founder, director and chief executive officer, and was no longer our related party since August 2020 due to the change of shareholder.

We and the VIE group incurred RMB81.2 million, RMB55.2 million, and RMB77.0 million (US$12.1 million) of referral service fees to Jiayin Zhuoyue in 2019, 2020 and 2021, respectively, and incurred RMB6.5 million and RMB9.0 million of referral service fees to Jiayin (Shanghai) in 2019, 2020, respectively.

Amounts due to Jiayin Zhuoyue was RMB0.7 million, RMB3.4 million, and RMB4.5 (US$0.7 million) as of December 31, 2019, 2020, and 2021, respectively. Amounts due to Jiayin (Shanghai) was nil as of December 31, 2019.

Transactions with Jiayin Credit

We and the VIE group engaged Jiayin Credit to conduct onsite credit information collection and verification for our borrowers referred by our offline partners. Jiayin Credit also serves as one of our data sources that provide us credit data for risk management. Jiayin Credit is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

We and the VIE group incurred RMB0.2 million of fees to Jiayin Credit in connection to the credit services in 2019. All service fees payable to Jiayin Credit were fully paid in 2019.

In addition, Jiayin Credit made certain payments on behalf of us. In 2019, Jiayin Credit made payments with net amounts of RMB79,794 on behalf of us in free of interest to support our working capital management, which was fully paid in 2021.

Transactions with Shanghai Jiayin

Shanghai Jiayin is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. In 2019, we and the VIE group rented certain office space from Shanghai Jiayin and were charged of annual rental fees of RMB8.3 million, which was fully paid in 2019. In 2020, we and the VIE group continued to rent such space for annual and other related fees of RMB5.8 million (US$0.9 million), which was fully paid in 2020.

Transactions with Kailiantong Payment Service Co., Ltd. (“Kailiantong”)

We and the VIE group engaged Kailiantong, a licensed third-party payment processing company, to process certain payments in the course of our business and paid them transaction processing fees since 2017. In addition, we and the VIE group also provided referral service to Kailiantong and charged loan facilitation fee from Kailiantong in 2019. Kailiantong is a consolidated subsidiary of China Smartpay, on which Mr. Dinggui Yan, our founder, director and chief executive officer once was capable of exercising significant influence. Kailiantong provided such payment processing services of RMB2.3 million in 2019. In 2020, we and the VIE group charged RMB6.2 million from Kaililantong for the services provided. Our Founder, Mr. Dinggui Yan, disposed certain percentage of China Smartpay’s equity in September 2020. As such, Kailiantong was no longer our related party since September 2020.

Transactions with Limahui Technology Co., Ltd (“Limahui”)

The VIE group engaged Limahui, an internet catering service company, to provide internet catering service for employees of the Company.

Limahui was the entity influenced by Mr. Guanglin Zhang in the first three quarters of 2020. We incurred RMB0.4 million of fees to Limahui in 2020, all service fees payable to Limahui were fully paid in 2020.

 Transactions with Aguila Information, S.A.P.I. de C.V. (“Aguila Information”)

We are engaged by Aguila Information to provide business and operational support services. On January 5, 2021, Aguila Information was deconsolidated by us and deemed as our related party. (See note 7 to the consolidated financial statements on page F-30 for further details.)

We charged RMB34.6 million from Aguila Information for the service fees provided in 2021. As of December 31, 2021, the outstanding balance of the service fees receivable was RMB32.6 million (US$5.1 million), and the accrued credit losses were RMB16.1 million (US$2.5 million) based on subsequent collection analysis.

 Loans with related parties

In 2020, our subsidiary, Aguila Information, S.A.P.I. de C.V. (“Aguila Information”) entered into several loan contracts with its minority shareholders. The loans with a total amount of RMB3.1 million will be due on September 30, 2022 with annual interest rate of 3%. As we deconsolidated Aguila Information on January 5, 2021, its minority shareholders were no longer deemed as our related party.

In 2020, we entered into a loan contract with our subsidiary, Aguila Information. As we deconsolidated Aguila Information on January 5, 2021, Aguila Information is deemed as our related party since then. We accrued interest of RMB0.8million (US$0.1 million) in 2021. As of December 31, 2021, all principal and interest have been fully collected.

In 2021, we provided loans to GAYANG (HongKong) Co., Limited (hereinafter referred to as “GAYANG”) for its daily operation free of interest in July and August with principal of RMB20.7 million (US$3.2 million), of which RMB11.5 million (US$1.8 million) was collected in September. In October and November 2021, we entered into a loan contract with GAYANG, pursuant which we provided a total amount of RMB10.6 million (US$1.7 million) to GAYANG for an annual interest rate of 8%, with the term of 360 days. GAYANG is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. As of December 31, 2021, the loan has an outstanding principal of RMB19.8 million (US$3.1 million) and interest payables of RMB171 thousand (US$26.8 thousand).

In 2021, we and the VIE group provided loans to Shanghai Jiayin and Jiayin Financial Leasing for their daily operation free of interest. Both of the companies are controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. The total amount of such loans were around RMB117.8 million (US$18.5 million) and the loans have been collected as of December 31, 2021.

In 2021, the VIE group provided interest free loans to Massnet Microcredit with a total amount of RMB54 million (US$8.5 million). Massnet Microcredit was our affiliate enterprise. The loan has been collected as of December 31, 2021.

In 2021, the VIE group obtained interest free loans from Shanghai Jiayin with a total amount of RMB15 million (US$2.4 million). Shanghai Jiayin is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. The loan has been repaid as of December 31, 2021.

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

Transactions with Shanghai Zhundian

Shanghai Zhundian Enterprise Service Co., Ltd.("Shanghai Zhundian")(formerly known as “Shanghai Limahui E-Commerce Co., Ltd”) was a related party controlled by Yan Dinggui, the Chairman of Jiayin Group during the period of January, 2020 to April, 2020. On April 22, 2020, Shanghai Zhundian was acquired by Jiayin Finance, and becomes a wholly-owned subsidiary of Jiayin Group Inc. The consideration is nil, and the Group recorded RMB3,000 in APIC as it is a combination under common control and the net assets of Shanghai Zhundian on the acquisition date was RMB3,000.

Contractual Arrangements with Jiayin Finance and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Collaboration Agreement with Shanghai Caiyin

See “Item 4. Information on the Company—C. Organizational Structure.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

Legal Proceedings

On September 11, 2020, a securities class action complaint was filed against us and our officers and directors in the Supreme Court of the State of New York, County of New York.  An amended complaint was filed on February 1, 2021, which added as defendants the underwriters for our initial public offering.  The plaintiff asserted claims under Sections 11 and 15 of the Securities Act of 1933 based on purported misstatements and omissions in Form F-1 registration statement for our initial public offering. The plaintiff brought his claims individually and on behalf of all other persons who acquired our American Depositary Shares pursuant and/or traceable to our initial public offering, and seeks compensatory damages, rescission, injunctive relief, and costs and expenses, including attorneys’ fees and expert fees in unidentified amounts. On April 2, 2021, we, one of the underwriters for our initial public offering and certain of our directors and officers filed a joint motion to dismiss the plaintiff’s amended complaint in its entirety and with prejudice.  On February 16, 2022, the Court denied the motion to dismiss filed by us and certain of our officers and directors while it dismissed the action against the underwriter defendants. On February 28, 2022, we filed an answer to the amended complaint and a notice of appeal of the Court’s decision denying the motion to dismiss. The litigation is ongoing.

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

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, each of our PRC subsidiaries the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

General

All of our issued and outstanding Class A and Class B ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

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

Voting Rights

In respect of all matters subject to a shareholders’ vote, each registered holder of Class A ordinary shares is, on a poll, entitled to one vote per share, and each registered holder of Class B ordinary shares is, on a poll, entitled to ten votes per share. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together on all resolutions submitted to a shareholders’ vote. Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or by one or more shareholders present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) who together hold shares which carry in aggregate not less than ten percent of the votes attaching to all issued and outstanding shares of our company that carry the right to vote at the general meeting. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than a right to receive copies of our memorandum and articles of association, special resolutions of our shareholder and our registered of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and nature and composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2021, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any determination we make. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make. We will be a PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

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

Although the law in this regard is unclear, we treat the consolidated VIE and its subsidiaries as being owned by us for United States federal income tax purposes, because we exercise effective control over the operation of these entities and because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIE and its subsidiaries for United States federal income tax purposes, the composition of our income and assets would change and we may be more likely to be treated as a PFIC for one or more taxable years.

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

 ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

Substantially all of our revenues and our expenses are denominated in Renminbi. The functional currency of our company, Jiayin Group Inc. is the U.S. dollar. The functional currency of our subsidiaries in the PRC, the consolidated VIE and its subsidiaries is the Renminbi. We use Renminbi as our reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of comprehensive income.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. From August 11, 2015 until the end of 2016, the Renminbi depreciated against the U.S. dollar by approximately 10%. During 2019, the Renminbi depreciated approximately by 1% against the U.S. dollar. During 2020, the Renminbi appreciated approximately by 6% against the U.S. dollar. During 2021, the Renminbi appreciated approximately by 2% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

For the period from May 9, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2021, we used approximately US$33.8 million for strategic acquisitions and investment as well as the development of our overseas business. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

	2020	2021
	(US$’000)
Audit Fee
Predecessor auditor	560	150
Auditor	600	890

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 8th, 2021, we appointed Marcum Bernstein & Pinchuk LLP, or MBP as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal years ending December 31, 2020 and 2021 with the approval of our audit committee and board of directors.

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

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq that listed companies must have: (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; (iii) a nominating and corporate governance committee composed entirely of independent directors; and (iv) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Also, our home country practice does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year and does not require us to seek shareholder approval for amending our share incentive plans. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our American Depositary Shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Jiayin Group Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

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

4.8

Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Yuanle Wu and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.9

Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.10

Exclusive Call Option Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Dinggui Yan, Guanglin Zhang, Yuanle Wu, Shanghai Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.11

Exclusive Consultation and Service Agreement between Shanghai Jiayin Finance Technology Co., Ltd. and Shanghai Kunjia Technology Co., Ltd., dated June 29, 2018 (English Translation) (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.12

Collaboration Agreement between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Wuxingjia Finance Information Services Co., Ltd., dated December 1, 2015 (English Translation) (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.13

Equity Transfer Agreement concerning Shanghai Caiyin Asset Management Co., Ltd. among Shanghai Jiayin Finance Services Co., Ltd., Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. and Shanghai Wuxingjia Finance Information Services Co., Ltd. dated September 16, 2019 (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.14

Supplementary Agreement to Collaboration Agreement dated December  1, 2015 between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Wuxingjia Finance Information Services Co., Ltd., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.15

Agreement among Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd., Shanghai Wuxingjia Finance Information Services Co., Ltd. and Shanghai Jiayin Finance Services Co., Ltd. dated October 16, 2019 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on October 24, 2019)

4.16

Framework Acquisition Agreement among Shanghai Jiayin Finance Technology Co., Ltd., Shanghai Bweenet Network Technology Co., Ltd., Tang Chuanfa, Liu Ning, Wang Peiqiong, Zhao Wu and Cui Junying dated April 1, 2021 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on April 5, 2021)

4.17

Share Acquisition Framework Agreement among Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd., Shanghai Jiayin Finance Technology Co., Ltd. and Shanghai Bweenet Network Technology Co., Ltd. dated December 29, 2021 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on January 3, 2022)

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

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Co-Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.3*	Certification by Co-Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Co-Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3**	Certification by Co-Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Bernstein & Pinchuk LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of King & Wood Mallesons

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.5*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated April 30, 2021

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jiayin Group Inc.

By:	/s/ Dinggui Yan

Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

Date: April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jiayin Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiayin Group Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in shareholders’ (deficit) equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
April 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Jiayin Group Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in shareholders’ deficit, and cash flows of Jiayin Group Inc. and its subsidiaries (the “Company”), for the year ended December 31, 2019, and the related notes and financial statement schedule in Schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 30, 2020

We began serving as the Company's auditor in 2018. In 2020, we became the predecessor auditor.

JIAYIN GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

(Amounts in thousands, except for share and per share data)

	2020	2021
	RMB	RMB	US$
			(Note 2(h))
ASSETS
Cash and cash equivalents	117,320	182,551	28,646
Restricted cash	2,000	2,016	316
Amounts due from related parties, net (net of allowance for credit losses of nil and RMB16,114 as of December 31, 2020 and 2021, respectively)	542	37,017	5,809
Accounts receivable and contract assets, net	158,064	502,431	78,842
Loans receivable, net (net of allowance for credit losses of RMB27,700 and RMB27,255 as of December 31, 2020 and 2021, respectively)	31,296	329	52
Prepaid expenses and other current assets	61,289	62,255	9,769
Deferred tax assets , net	40,935	48,456	7,604
Property and equipment , net	19,449	9,100	1,428
Right-of-use assets	6,926	35,507	5,572
Long-term investment	87,551	90,528	14,206
Other long-term assets	—	1,242	195
TOTAL ASSETS	525,372	971,432	152,439
LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Parent Company (Note 2(b)):
Payroll and welfare payables	58,288	56,056	8,796
Amounts due to related parties	8,785	4,485	704
Tax payables	279,383	409,063	64,191
Accrued expenses and other current liabilities	70,954	118,808	18,644
Other payable related to the disposal of Shanghai Caiyin	566,532	322,028	50,533
Lease liabilities	5,195	35,243	5,530
TOTAL LIABILITIES	989,137	945,683	148,398
Commitments and Contingencies (Note 16)
SHAREHOLDERS’ (DEFICIT) EQUITY
Class A ordinary shares (US$0.000000005 par value; 108,100,000 and 108,100,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)[1]	0	0	0
Class B ordinary shares (US$0.000000005 par value; 108,000,000 and 108,000,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)[1]	0	0	0
Additional paid-in capital	818,042	840,580	131,905
Accumulated deficit	(1,266,848)	(794,762)	(124,715)
Accumulated other comprehensive loss	(12,817)	(17,954)	(2,817)
Total Jiayin Group shareholder’s (deficit) equity	(461,623)	27,864	4,373
Noncontrolling interests	(2,142)	(2,115)	(332)
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(463,765)	25,749	4,041
TOTAL LIABILITIES AND EQUITY	525,372	971,432	152,439

The accompanying notes are an integral part of these consolidated financial statements.

1.	The total shares authorized for both Class A and Class B are 10,000,000,000,000

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note 2(h))
Net revenue (including revenue from related parties of RMB 1,761, RMB 6,209 and RMB 34,619 for 2019, 2020 and 2021, respectively)	2,230,176	1,300,160	1,780,490	279,398
Operating cost and expenses:
Origination and servicing	(425,565)	(239,199)	(320,466)	(50,288)
Other cost of sales	—	—	(15,467)	(2,427)
Sales and marketing	(606,049)	(375,063)	(659,291)	(103,457)
General and administrative	(230,248)	(154,963)	(165,150)	(25,916)
Research and development	(201,404)	(151,550)	(143,733)	(22,555)
Allowance for receivables and contract assets	(232,241)	(77,278)	(44,427)	(6,972)
Total operating cost and expenses	(1,695,507)	(998,053)	(1,348,534)	(211,615)
Income from operations	534,669	302,107	431,956	67,783
Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin	—	117,021	138,043	21,662
Impairment of short-term investment	—	(67,169)	—	—
Interest income (expense)	5,720	7,716	(1,117)	(175)
Other income, net	23,425	6,711	16,952	2,660
Income before taxes and income from investment in affiliates	563,814	366,386	585,834	91,930
Income tax expense	(37,007)	(108,811)	(125,724)	(19,729)
Income (loss) from investment in affiliates	378	(7,509)	7,651	1,201
Net income	527,185	250,066	467,761	73,402
Net loss attributable to noncontrolling interest shareholders	(562)	(2,817)	(4,325)	(679)
Net income attributable to Jiayin Group Inc.	527,747	252,883	472,086	74,081
Net income per share:
- Basic	2.51	1.17	2.18	0.34
- Diluted	2.51	1.17	2.18	0.34
Weighted average shares used in calculating net income per share:
- Basic	210,409,863	216,100,000	216,100,000	216,100,000
- Diluted	210,409,863	216,100,000	216,100,000	216,100,000
Net income	527,185	250,066	467,761	73,402
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	471	(13,366)	(5,229)	(821)
Comprehensive income	527,656	236,700	462,532	72,581
Comprehensive loss attributable to noncontrolling interests	(560)	(2,897)	(4,417)	(693)
Total comprehensive income attributable to Jiayin Group Inc.	528,216	239,597	466,949	73,274

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total shareholder‘s (deficit) equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	84,000,000	0	116,000,000	0	395,472	(2,047,478)	—	—	(1,652,006)
Shares issued in initial public offering (“IPO”)	16,100,000	—	—	—	234,354	—	—	—	234,354
Capital contribution from noncontrolling interest shareholders	—	—	—	—	—	—	—	815	815
Net income	—	—	—	—	—	527,747	—	(562)	527,185
Foreign currency translation adjustments	—	—	—	—	—	—	469	2	471
Share-based compensation	—	—	—	—	147,582	—	—	—	147,582
Balance at December 31, 2019	100,100,000	0	116,000,000	0	777,408	(1,519,731)	469	255	(741,599)
Capital contribution from noncontrolling interest shareholders	—	—	—	—	—	—	—	500	500
Net income	—	—	—	—	—	252,883	—	(2,817)	250,066
Share-based compensation	—	—	—	—	30,652	—	—	—	30,652
Exercise of share options	—	—	—	—	6,982	—	—	—	6,982
Business combination under common control	—	—	—	—	3,000	—	—	—	3,000
Conversion of Class B Ordinary Share to Class A Ordinary Share	8,000,000	0	(8,000,000)	(0)	—	—	—	—	(0)
Foreign currency translation adjustments	—	—	—	—	—	—	(13,286)	(80)	(13,366)
Balance at December 31, 2020	108,100,000	0	108,000,000	(0)	818,042	(1,266,848)	(12,817)	(2,142)	(463,765)
Net income	—	—	—	—	—	472,086	—	(4,325)	467,761
Share-based compensation	—	—	—	—	15,186	—	—	—	15,186
Exercise of share options	—	—	—	—	7,352	—	—	—	7,352
Acquisition of a subsidiary	—	—	—	—	—	—	—	5,000	5,000
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	(556)	(556)
Foreign currency translation adjustments	—	—	—	—	—	—	(5,137)	(92)	(5,229)
Balance at December 31, 2021	108,100,000	0	108,000,000	(0)	840,580	(794,762)	(17,954)	(2,115)	25,749

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note2(h))
Cash flows from operating activities
Net income for the years	527,185	250,066	467,761	73,402
Adjustments to reconcile net income to net cash flows from operating activities:
Allowance for receivables and contract assets	232,241	77,278	44,427	6,972
Share-based compensation	147,582	30,652	15,186	2,383
Depreciation and amortization	17,710	23,158	15,674	2,460
Loss from disposal of property, equipment and software	—	—	16	3
(Income) Loss from investment in affiliates	(378)	7,509	(7,651)	(1,201)
Impairment of short-term investment	—	67,169	—	—
Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin	—	(117,021)	(138,043)	(21,662)
Business combination under common control	—	3,000	—	—
Loss from disposal of subsidiaries	—	—	2,363	371
Net loss of a subsidiary which was both acquired and disposed off during the year	—	—	1,744	273

Changes in operating assets and liabilities:
Assets from the investor assurance program	5,340	—	—	—
Accounts receivable and contract assets	(82,824)	(224,408)	(344,388)	(54,042)
Loans receivable	—	(58,982)	(9,681)	(1,519)
Prepaid expenses and other current assets	(35,186)	26,538	(5,822)	(914)
Amount due from/to related parties	10,100	10,039	(35,245)	(5,531)
Deferred tax assets	(61,654)	27,357	(12,943)	(2,031)
Other non-current assets	—	—	(1,242)	(195)
Operating lease right-of-use assets	9,626	30,289	(30,871)	(4,844)
Liabilities from the investor assurance program	(840,472)	—	—	—
Other guarantee liabilities	(4,060)	—	—	—
Payroll and welfare payables	(60,374)	9,764	(2,185)	(343)
Tax payables	108,055	99,962	138,296	21,702
Refund liabilities	15,505	(180,104)	—	—
Accrued expenses and other current liabilities	47,692	(87,751)	54,898	8,615
Operating lease liabilities	(9,797)	(30,020)	32,246	5,060
Net cash (used in) provided by operating activities	26,291	(35,505)	184,540	28,959
Cash flows from investing activities
Purchase of property, equipment and software	(27,608)	(848)	(2,768)	(434)
Investments in equity investees	(3,540)	(3,378)	—	—
Disposal of subsidiaries, net of cash disposed of RMB7,606, nil, RMB16,043	(7,606)	—	(16,043)	(2,518)
Acquisition of a subsidiary (including capital contribution of RMB86,487 to the subsidiary which was acquired and disposed off during the year)	—	—	(95,000)	(14,908)
Purchase of short-term investment	(71,477)	—	—	—
Sale of property, equipment and software	—	1	11	2
Loans to related parties	(123,947)	79	(203,146)	(31,878)
Repayments from related parties	—	37,372	190,724	29,929
Loans to third parties	(14,000)	—	—	—
Repayments from loan to third parties	14,000	—	—	—
Net cash (used in) provided by investing activities	(234,178)	33,226	(126,222)	(19,807)
Cash flows from financing activities
Loans from related parties	230	3,113	15,000	2,354
Contribution from noncontrolling shareholders of subsidiaries	815	500	—	—
Repayment to related parties	—	—	(15,000)	(2,354)
Dividend distributed to shareholders	—	—	2,586	406
Proceeds from exercise of options	—	6,982	7,352	1,154
Net proceeds from issuance of ordinary shares, net of issuance cost of RMB 30,234	243,629	—	—	—
Net cash provided by financing activities	244,674	10,595	9,938	1,560
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	2,421	(11,145)	(3,009)	(474)
Net change in cash, cash equivalents and restricted cash	39,208	(2,829)	65,247	10,238
Cash, cash equivalents and restricted cash at beginning of the year	82,941	122,149	119,320	18,724
Cash, cash equivalents and restricted cash at end of the year	122,149	119,320	184,567	28,962

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
				(Note2(h))
Supplemental disclosure of cash flow information:
Income taxes paid, net	55,581	162	6,614	1,038
Supplemental disclosure of non-cash investing activities:
Disposal consideration settled by service fee collected on behalf of the Company (see Note 9)	238,857	156,276	—	—
Disposal consideration settled by other payable related to the disposal of Shanghai Caiyin (see Note 9)	—	—	94,380	14,810
Non-cash right-of-use assets in exchange for new lease liabilities (see Note 14)	15,986	4,734	47,101	7,391
Investment consideration settled by loan due from related party	—	(91,957)	—	—
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	122,149	117,320	182,551	28,646
Restricted cash	—	2,000	2,016	316
Total cash, cash equivalents and restricted cash	122,149	119,320	184,567	28,962

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

The Parent Company and its subsidiaries provide online consumer finance service in the People’s Republic of China (“PRC”) by connecting institutional funding partners and individual investors with borrowers through a proprietary internet platform. The Company operates in an evolving regulatory environment and has been adjusting its business model to stay in compliance with regulatory requirements during the years presented. The Company historically has focused on connecting individual borrowers with individual investors. Since the third quarter of 2019, the Company also began to cooperate with institutional funding partners. Starting from 2020, the Company was actively expanding business in overseas markets. The Company operates lending business by using its own funds in Indonesia, Mexico and Nigeria to extend small credit loans to individual borrowers.

History of the Company

The Company began the operations mainly through its PRC entities in 2015. In September 2015, Shanghai Jiayin Finance Technology Co., Ltd (“Jiayin Finance”) formed a wholly-owned subsidiary Shanghai Wuxingjia Information Technology Co., Ltd. (“Shanghai Wuxingjia”) (formerly known as (“Shanghai Niwodai Internet Finance Information Services Co., Ltd. ”) to develop online consumer finance service.

In September 2015, Shanghai Caiyin Asset Management Co., Ltd (“Shanghai Caiyin”) was established by Mr. Yan (the “ Founder”) to provide the guarantee services to the loans facilitated through Shanghai Wuxingjia. Shanghai Caiyin deemed as the variable interest entity (see Note 2(b)) of the Company started from 2015 to 2019, provided the guarantee service to the loans funded by individual investors facilitated through Shanghai Wuxingjia. Such guarantee service was ceased since April 28, 2018.

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

IPO

On May 10, 2019, the Company completed its IPO on the NASDAQ Global Market. In this offering, 4,025,000 American depositary shares (“ADSs”), representing 16,100,000 Class A ordinary shares, were issued at a price of US$10.50 per ADS. The aggregate proceeds received by the Company from the IPO, net of issuance costs, were approximately RMB234,354. All classes of ordinary shares are entitled to the same dividend right. All of the Class B ordinary shares were held by the Founder of the Company.

Business transformation

On July 3, 2019, the Company established a wholly owned subsidiary, Geerong Yunke Information Technology Co., Ltd. (“Geerong Yunke”). On September 10, 2019, Geerong Yunke conducted a business combination under common control with Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (formerly known as “Jirongyun (Shanghai) Enterprise Development Co., Ltd”, “Geerong Yun”) as both the Geerong Yunke and Geerong Yun were controlled by Mr. Yan. The combination has been retrospectively reflected in the financial statements from the beginning of 2019, but not to prior periods as the impact was not material.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In September 2019, as part of the business transformation of the Company, Shanghai Wuxingjia and Shanghai Caiyin entered into an amendment agreement. Pursuant to this amendment agreement, Shanghai Wuxingjia no longer had the rights to adjust the charge rate of guarantee services for Shanghai Caiyin, to collect the residual economic benefits from the guarantee services provided by Shanghai Caiyin, or to terminate the guarantee service agreement at any time. As a result of such revision, Shanghai Wuxingjia lost power to direct the activities that most significantly affect the economic performance of Shanghai Caiyin and no economic benefits of Shanghai Caiyin would be received by Shanghai Wuxingjia. Therefore, starting from September 1, 2019, Shanghai Wuxingjia was no longer considered as the primary beneficiary of Shanghai Caiyin and Shanghai Caiyin was deconsolidated by the Company.

As of December 31, 2021 the Parent Company’s significant subsidiaries and its consolidated VIEs are as follows:

Name	Date of incorporation/ establishment or acquisition	Place of incorporation/ establishment	Percentage of direct or indirect ownership	Principal activities
Subsidiaries
Jiayin Holdings Limited	January 2018	BVI	100%	Investment Holding
Geerong (HK) Limited (formerly known as “Jiayin (HK) Limited”)	January 2018	Hong Kong	100%	Investment Holding
Jiayin Southeast Asia Holdings Limited	February 2018	BVI	100%	Investment Holding
Shanghai Kunjia Technology Co., Ltd.	June 2018	Shanghai	100%	Investment Holding
Geerong Yunke Information Technology Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Geerong Yun (Shanghai) Enterprise Development Co., Ltd.	September 2019	Shanghai	100%	Technology development and consumer finance services
Shanghai Chuangzhen Software Co., Ltd.	April 2020	Shanghai	100%	Technology service
PT. Jayindo Fintek Pratama	April 2020	Indonesia	85%	Lending business

VIEs
Shanghai Jiayin Finance Technology Co., Ltd.	June 2015	Shanghai	100%	Technology service
Shanghai Wuxingjia Information Technology Co., Ltd. ( formerly known as "Shanghai Niwodai Internet Finance Information Services Co., Ltd.")	September 2015	Shanghai	100%	Technology development and consumer finance services
Shanghai Jiajie Internet Finance Information Services Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Jiayin Shuke Information Technology Co., Ltd.	January 2021	Shanghai	100%	Technology service

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of presentation

The accompanying consolidated financial statements of the Parent Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company has been historically operating with negative working capital. The aggregated amount of cash and cash equivalents, restricted cash, amounts due from related parties, accounts receivable and contract assets, loans receivable, and prepaid expenses and other current assets, was less than the aggregated amount of current liabilities from payroll and welfare payables, amounts due to related parties, tax payables, accrued expenses and other current liabilities, other payable related to the disposal of Shanghai Caiyin, and lease liabilities by RMB76,983 as of December 31, 2021. The Company had the net cash inflows from operating activities of RMB184,540 for the year ended December 31, 2021, and the net income was RMB467,761 for the years ended December 31, 2021. As of December 31, 2021, the Company had shareholders’ equity of RMB27,864. As of December 31, 2021, the Company had cash and cash equivalents of RMB182,551. The Company regularly monitors its current and expected liquidity requirements to ensure that it maintains sufficient cash balances to meet its liquidity requirements in the short and long term.

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

Variable interest entity

The VIE Arrangement with Shanghai Caiyin

In September 2015, Shanghai Caiyin Asset Management Co., Ltd (“Shanghai Caiyin”) was established by Mr. Yan (the “Founder”) to provide the guarantee services to the loans facilitated through Shanghai Wuxingjia. Upon formation, Shanghai Caiyin entered into an agreement with Shanghai Wuxingjia through which Shanghai Wuxingjia has the power to direct the activities that most significantly affects the economic performance of Shanghai Caiyin and would be able to receive the economic benefits of Shanghai Caiyin that could be significant to Shanghai Caiyin. Therefore, Shanghai Wuxingjia was considered the primary beneficiary of Shanghai Caiyin and consolidated Shanghai Caiyin.

Pursuant to this amendment agreement entered between Shanghai Wuxingjia and Shanghai Caiyin as part of the business transformation of the Company, starting from September 1, 2019, Shanghai Wuxingjia was no longer considered as the primary beneficiary of Shanghai Caiyin and Shanghai Caiyin was deconsolidated by the Company.

On September 16, 2019, Shanghai Caiyin was disposed to a third-party company, Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”) (See Note 9).

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

Exclusive Purchase Agreement:

Pursuant to the Exclusive Purchase Agreement among WFOE, Jiayin Finance and the four shareholders of Jiayin Finance, the four shareholders and Jiayin Finance shall irrevocably grant WFOE, to purchase or appoint one or more persons from WFOE at any time to purchase all or part of the shares which is not subject to legal restriction or assets held by the four shareholders or Jiayin Finance. Except for WFOE and the designated person, no third party shall have the right to purchase shares and assets or other shares and assets related to the four shareholders. The consideration of the purchase should be RMB1 or the lowest price permitted by the PRC laws. The effective time period of this agreement is ten years, and will be automatically extended to further years.

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

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	12,469	14,759
Restricted cash	2,000	2,016
Amounts due from related parties	3	504
Accounts receivable, net	9	30,846
Prepaid expenses and other current assets	29,676	39,109
Deferred tax assets, net	17,010	24,615
Property and equipment, net	3,582	2,372
Right-of-use assets	341	24,430
Other long-term assets	—	1,103
TOTAL ASSETS	65,090	139,754
Payroll and welfare payables	21,755	28,057
Amounts due to related parties	4,559	4,485
Refund liabilities	—	—
Tax payables	232,730	272,964
Accrued expenses and other current liabilities	24,118	46,675
Other payable related to the disposal of Shanghai Caiyin	566,532	322,028
Lease liabilities	170	24,752
TOTAL LIABILITIES	849,864	698,961

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net revenue	2,151,165	624,868	680,790
Operating income (expense)	583,741	230,415	(15,802)
Net income	571,227	254,283	89,149
Net cash provided by (used in) operating activities	19,465	(40,071)	98,486
Net cash used in investing activities	(35,505)	(62)	(96,180)
Net cash used in financing activities	(12,299)	—	—

The VIEs contributed 96%, 48% and 38% of the Company’s consolidated revenue for years ended December 31, 2019, 2020 and 2021. As of December 31, 2020 and 2021, the VIEs accounted for an aggregate of 12% and 14% of the consolidated total assets, and 86% and 74% of the consolidated total liabilities, respectively.

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

The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s financial statements include allowance for loan receivables, accounts receivables and contract assets, amount due from related parties, and others, valuation allowances for deferred tax assets, valuation of share-based awards, fair value measurement and impairment of investment, discount rate used to measure lease liabilities, variable consideration for revenue recognition, allocation of considerations under revenue arrangements with various performance obligations.

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

The Company does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis other than the short-term investment in convertible debt accounted for as available-for-sale debt security, which is classified as a level 2 fair value measurement. As of December 31, 2020 and 2021, the carrying amount of the short-term investment is approximate to its fair value. The Company does not have any assets or liabilities measured at fair value on a non-recurring basis during the periods presented.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(e)	Certain risks and concentrations

Financial instrument that potentially exposes the Company to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable and contract assets, loans receivable, and amounts due from related parties. As of December 31, 2020 and 2021, there were 53% and 69% of the Company’s cash and cash equivalents and restricted cash held in major financial institutions located in the PRC, respectively, and the rest were held in overseas major financial institutions which management considers to be of high credit quality. Accounts receivable and contract assets is typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. Credit risk of loans receivable is controlled by the application of credit approvals, credit limits and monitoring procedures.

For the year ended December 31, 2021, Customer A and B contributed 16% and 13% of total net revenue of the Company, respectively. As of December 31, 2021, Customer C, D and B accounted for 22%, 21% and 16% of accounts receivable and contract assets, respectively.

(f)Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB63,197 and RMB127,902 as of December 31, 2020 and 2021, respectively.

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

The Company’s financial statements are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2021 are included solely for the convenience of the readers and have been made at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

(i)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Company’s cash and cash equivalents were RMB117,320 and RMB182,551 as of December 31, 2020 and 2021, respectively.

(j)	Restricted cash

Restricted cash represents restricted deposit requested by custodian bank for business purpose. The Company’s restricted cash were RMB2,000 and RMB2,016 as of December 31, 2020 and 2021, respectively.

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

Guarantee arrangements for institutional funding partners

For the loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for unpaid principal and interest. In certain contracts, the Company provides commitment letter of balance complements to the institutional funding partners in the event that the guarantee companies are unable to fully reimburse the institutional funding partners. In some other contracts, the guarantee companies require a third party company to act as counter guarantor and require the Company to provide a commitment letter of balance complements to compensate third party guarantee companies in the event that the counter guarantor are unable to fully reimburse the guarantee companies. To manage the risk exposure, the Company in turn obtains a back-to-back guarantee from another third-party company. The fair value of guarantee liabilities of the Company as a secondary guarantor was inconsequential and no compensation was made by the Company during the years of 2019, 2020 and 2021. As of December 31, 2020 and 2021, the outstanding loan balance for which the Company provides secondary guarantee was RMB1,586,610 and RMB5,728,718, respectively.

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

The Company estimated the allowance for accounts receivables due from individual borrowers based on expected net accumulated loss rates for terms during which losses of such service fees are expected to occur, which are consistent with the terms during which the Company expects to collect service fees. The profile of the borrowers is homogeneous for each product type and as such, the Company applies a portfolio approach in accounting for credit risk. Accounts receivable for loan facilitation service and post-origination service between individual investors and borrowers are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Company will write off aforementioned accounts receivable from borrowers and corresponding provisions if any repayment of the underlying loan is 90 days past due.

The Company establishes an allowance for accounts receivable and contract assets from institutional funding partners, amounts due from related parties and other entities that are based on historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables from institutional funding partners, amounts due from related parties and other entities are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected.

(n)	Loans receivable

Loans receivable represents the loans extended directly to overseas individual borrowers with the Company’s own funds. The loans receivable is measured at amortized cost and recorded on the Company’s consolidated balance sheets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(o)	Property and equipment

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation and amortization expense of long-lived assets are included in either origination and servicing expenses, selling and marketing expenses, general and administrative expenses, or research and development expenses as appropriate. Property and equipment consist of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives are:

Category	Estimated useful life
Electronic equipment	3 years

Office equipment & Furniture	5 years

Motor vehicles	4 years

Leasehold improvement	Shorter of the lease term or expected useful life

Software	10 years

(p)	Long term investment

The Company applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights, the impact of commercial arrangements, and the extent to which the Company guarantees the investee's obligations and is committed to provide additional funding are also considered in determining whether the equity method of accounting is appropriate. An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership, and the existence of obligations to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock. Under the equity method, the Company initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive (loss)/income after the date of acquisition. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company. The Company makes an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Company recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any when such impairment is considered other than temporary. And the amount of such impairment loss was nil, RMB49, and nil for the year ended December 31, 2019, 2020 and 2021.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(q)	Valued-added taxes (“VAT”)

The Company is subject to VAT at the rate of 6% given that they are classified as a general tax payer. VAT is reported as a deduction to revenue when incurred and amounted to RMB168,763, RMB92,161 and RMB145,996 for the years ended December 31, 2019, 2020 and 2021, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.

(r)Share-based compensation

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

Loan facilitation and post-origination service

The Company provides loan facilitation services and post-origination services on loans facilitated on its platform, which enabled individual investors to directly invest in loans that can be selected, at the individual investors’ discretion, from hundreds of new lending opportunities to pre-approved borrowers that are posted on the Company’s platform every day. Individual investors also have the option to use the automated investment programs whereby the funds are automatically allocated among pre-approved borrowers. The automated investment programs automatically reinvest individual investors’ funds as soon as a loan is repaid, enabling the individual investors to accelerate the reinvestment of cash flows without having to continually revisit the Company’s mobile application.

The Company charged a substantial amount of service fees on the same day when the first and second monthly repayments of principal and interest are due.

The Company determined that both the individual investors and the borrowers are its customers. The Company assessed ability and intention to pay the service fees of both borrowers and individual investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. The Company considered the loan facilitation service and post origination service as two separate services. While the post-origination service is within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model is applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service are two separate performance obligations under ASC Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the services are separately identifiable from each other in the contract.

The Company determined the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax.

The Company recognized revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services were recognized at the time a loan is originated between the individual investors and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed. Revenues from post-origination services were recognized evenly over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the individual investors.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)	Revenue Recognition – continued

Historically, for upfront fees that are partially refundable to the borrowers, the Company estimated the refund based on historical prepayment rate and recorded corresponding refund liabilities upon receiving such fees.

The aggregate amount of the transaction price allocated to performance obligations that were unsatisfied pertaining to post-origination service were RMB182,026, nil and nil as of December 31, 2019, 2020 and 2021 respectively, among which approximately 100%, nil and nil of the remaining performance obligations.

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

The Company determines the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Under certain agreements, the transaction price includes variable consideration due to borrowers’ actual repayment to institutional funding partners. The Company estimates variable consideration for these contracts using the expected value approach on the basis of historical information. The Company identifies one performance obligation under ASC Topic 606, as the Company does not retain any further obligations after the facilitation of a loan.

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

Interest income

Interest income is recognized over the terms of loans receivable using the effective interest rate method under ASC Topic 310. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest income or principal. Interest collected upfront at the loan inception is recorded as deferred revenue. The deferred revenue in relation to the loan origination were 4,154 and nil as of December 31, 2020 and 2021, which is recorded in “accrued expenses and other current liabilities” on the consolidated balance sheet.

Business and Operational Support Services

The Company provides a series of service to a related party, including software development, risk control, marketing support and IT assistance. The revenue is recognized over time as services are continuously performed during the service periods.

Sales of hardware

The Company also generates revenue from the sale of hardware directly to customers since the year 2021 but terminated such revenue stream along with the disposal of Shanghai Bweenet. The revenue is recognized at a point in time following the transfer of control of goods to the customer, which typically occurs upon the delivery to the customer.

Others

The Company charged service fees to individual investors for using the automated investment programs which equal to a certain percentage of the actual return in excess of the expected rate of return from the investments, payable at the end of the investment period. No application fee was charged to borrowers or individual investors.

Under ASC Topic 606, service fees derived from individual investors using the automated investment programs were initially estimated based on historical experience of returns on similar investment products and current trends. The service fees were recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment programs were due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the individual investors. The Company recorded service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC Topic 606 for the years ended December 31, 2019, 2020 and 2021 was RMB174,191, RMB23,815 and nil, respectively.

Other revenue also included revenue from guarantee services recognized at the expiry of the guarantee term, penalty fees for loan prepayment and late payment, and service fees for transferring loans between investors on the Company’s platform. Under ASC Topic 606, penalty fees were contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They were recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between individual investors were recognized when the transfer is completed and service fees are collected from the individual investors.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)	Revenue Recognition - continued

The following table illustrates the disaggregation of revenue by product and services the Company offered in 2019, 2020 and 2021, respectively:

For the year ended December 31, 2019	Loan facilitation services	Post- origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	1,742,708	230,024	1,648	1,974,380
Other online standard loan products	4,357	5,854	6	10,217
Offline and non-standard loan products	—	31,169	1,177	32,346
Other services	—	—	213,233	213,233
Total	1,747,065	267,047	216,064	2,230,176

For the year ended December 31, 2020	Loan facilitation services	Post- origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	943,084	112,731	—	1,055,815
Offline and non-standard loan products	—	—	—	—
Other services	—	—	244,345	244,345
Total	943,084	112,731	244,345	1,300,160

For the year ended December 31, 2021	Loan facilitation services	Post- origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	1,470,170	—	—	1,470,170
Other services	—	—	310,320	310,320
Total	1,470,170	—	310,320	1,780,490

Incentives to individual investors

The Company provided incentives to individual investors using the automated investment program in a form that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in the products they purchase and pays the incentive to the investors upon maturity of the investment program. If the investors early terminate the program and withdraw the investment, no incentive will be paid. Such incentives are recorded as a reduction of revenue over the investment period and the incentive accrued not paid are recorded as refund liabilities based on the management’s best estimate. The Company was released from the obligation under the refund liabilities and recognized as other revenue of amounting to nil, RMB77,045 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Incentives paid to:
New investors	92,696	—	—
Returning investors	353,297	202,463	—
Total incentives paid to investors	445,993	202,463	—

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)	Revenue Recognition – continued

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

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 310, and from January 1, 2020 ASC Topic 326. The Company established an allowance for receivables and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers. The Company evaluates and adjusts its allowance for receivables and contract assets on a quarterly basis or more often as necessary. Revenue recognized for the years ended December 31, 2019, 2020 and 2021 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated return on investment periods, change of estimated prepayment rate and referral fees was immaterial.

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

Full time employees of the Company in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Company makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Company has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB65,076, RMB37,665 and RMB57,363 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Sales and marketing expenses primarily consist of variable marketing and promotional expenses, including those related to borrower and investor acquisition and retention, and general brand and awareness building. Salaries and benefits expenses related to the Company’s sales and marketing personnel and other expenses related to the Company’s sales and marketing team are also included in the sales and marketing expenses. The Company’s investor and borrower acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing, search engine optimization, information feeds, and referral fees charged by other parties relating to borrower and investor acquisition.
(w)	Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and when all the conditions for their receipt have been satisfied. The government grants received by the Company amount to RMB18,722, RMB6,773 and RMB19,762 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Basic income per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

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

The Company uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Company’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company. The Company operates and manages its business as a single reportable segment.

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

The Company leases administrative office spaces under operating leases. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. As of December 31, 2021, the Company’s operating leases had a weighted average remaining lease term of 2.1 years and a weighted average discount rate of 4.75%. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company considers only payments that are fixed and determinable at the time of lease commencement. The Company begins recognizing operating lease expense when the lessor makes the underlying asset available to the Company. After considering the factors that create an economic incentive, the Company did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Additionally, the Company elects not to recognize lease with lease term of 12 months or less at the commencement date in the consolidated balance sheets and records its operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

(ac)	Recent accounting pronouncements

Recently Adopted Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities, Investments—Equity Method and Joint Ventures, and Derivatives and Hedging, which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. This guidance will be effective in the first quarter of 2021 on a prospective basis, with early adoption permitted. The Company adopted the new standard effective January 1, 2021 and concluded the adoption of this guidance did not have a material impact on the consolidated financial statements.

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

(ad)	Covid-19 risks and uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.  SHORT-TERM INVESTMENTS, NET

The Company entered into an investment agreement with Cornerstone Management, Inc. (“Cornerstone”), a third-party private company, on July 15, 2019 to purchase its convertible notes for a cash consideration of US$10,000 with annual interest rate of 8%. The term of the convertible note was one year. Cornerstone was primarily engaged in private equity fund management. The Company had the right to convert the debt to Cornerstone’s ordinary shares upon its successful initial public offering at the lower price of the listing price or closing price of the exercise date, wherein the principle and the interest incurred shall be counted into total investment funds. No embedded derivative was bifurcated and the investment is recorded as available-for-sale considering its in-substance debt nature. However, with the Cornerstone’s financial situation deterioration, the Company determined that the short term investment was not recoverable and full impairment amounted to RMB67,169 was provided in the year ended December 31, 2020. The net balance of short-term investment was nil as of both December 31, 2020 and 2021.

4.	LOANS RECEIVABLE, NET

The loans receivable, net consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Loans receivable	58,996	27,584
Allowance for credit losses	(27,700)	(27,255)
Loans receivable, net	31,296	329

The following table summarizes the balances of loans receivable by due date as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Undue	23,107	274
1-14 days past due	1,412	28
15 days or greater past due	6,777	27
Loans receivable, net	31,296	329

The movement of the allowance for credit losses for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year ended December 31,
	2019	2020	2021
		RMB	RMB
Balance at beginning of the year	—	—	(27,700)
Current year credit losses	—	(27,498)	(27,735)
Current year write off	—	—	9,087
Disposal of a subsidiary	—	—	18,236
Foreign currency exchange	—	(202)	857
Balance at end of the year	—	(27,700)	(27,255)

5.	ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable:
Receivables for loan referral service from institutional funding partners	109,910	315,895
Less: allowance for credit losses	—	—
Total accounts receivable	109,910	315,895

The movement of allowance for uncollectible receivables for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at the beginning of the year	28,014	60,679	—
Current year credit losses	144,636	49,231	—
Current year write off	(111,971)	(109,910)	—
Balance at end of the year	60,679	—	—

Contract assets consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Contract assets	48,154	186,536
Less: Allowance for credit losses	—	—
Contract assets, net	48,154	186,536

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the followings:

	As of December 31,
	2020	2021
	RMB	RMB
Leasehold improvement	8,093	8,093
Motor vehicles	1,993	1,993
Electronic equipment	56,453	58,561
Office equipment & furniture	6,873	7,226
Software	1,407	1,407
Total costs	74,819	77,280
Less: accumulated depreciation and amortization	(55,370)	(68,180)
Property and equipment, net	19,449	9,100

For the years ended December 31, 2019, 2020 and 2021, depreciation expenses were RMB17,710, RMB20,483 and RMB13,077 respectively.

7.	LONG-TERM INVESTMENTS

On January 5, 2021, Noble Fintech disposed its 6% of the equity interests in Aguila Information, S.A.P.I. de C.V. (“Aguila Information”) to a certain minority shareholder. Following the completion of the transaction, the equity interest of Aguila Information owned by the Company decreased from 51% to 45%. The Company thus deconsolidated Aguila Information and applied equity method to account for the investment in Aguila Information. For the year ended December 31, 2021, the Company recognized the Company’s proportionate share of the equity investee’s net gain into earnings in the amount of RMB8,457 in accordance with ASC Topic 323. The Company received dividend return of the long-term equity investment of RMB2,586 in June 2021. As of December 31, 2021, the balance of this investment was RMB5,819.

On March 13, 2020, the Company, through its subsidiary, Geerong, and another independent purchaser entered into a share purchase agreement with China Smartpay Group Holdings Limited (“China Smartpay”), pursuant to which, among others, Geerong agreed, subject to certain conditions, to acquire 35 ordinary shares of Keen Best Investment Limited (“Keen Best”), representing 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay for an amount of RMB91,957. Keen Best and its subsidiaries are principally engaged in internet microcredit business in the PRC.

On September 29, 2020, the Company closed the acquisition of the shares by offsetting the consideration payable against the receivables held by the Company due from China Smartpay. The difference between the cost of the investment and the underlying equity in net assets, referred as the basis difference, was RMB1,508 related to equity method goodwill upon acquisition of Keen Best’s equity interest. For the years ended December 31, 2020 and 2021, the Company recognized the Company’s proportionate share of the equity investee’s net loss into earnings in accordance with ASC Topic 323 in the amount of RMB822 and RMB806, respectively. There is no impairment on the investment as of December 31, 2021. As of December 31, 2020 and 2021, the balance of this investment was RMB87,551 and RMB84,709, respectively.

In May 2019, the Company acquired 24.9% ordinary shares of SG Fintech Holding Joint Stock Company (“SG Fintech”) for cash consideration of RMB3,400. In January 2020, the Company acquired additional 24.1% ordinary shares of SG Fintech for cash consideration of RMB3,378. The equity method accounting was applied. SG Fintech is a Vietnam enterprise targeting to explore micro-finance loan products and services to serve the segments that are currently underserved in the market. For the year ended December 31, 2019, the Company recorded investment income of RMB378 on the investment. For the year ended December 31, 2020, the Company recognized the Company’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB6,687 and recorded an impairment of RMB49 to fully impair this investment. As of December 31, 2020 and 2021, the balances were nil.

8.	ACQUISITION

On April 30, 2021, the Company acquired 95% equity interests in Shanghai Bweenet for a total consideration of RMB95,000. Such consideration is transferred through cash of RMB8,513 to certain original shareholders and a series of capital injection amounting to RMB86,487 into Shanghai Bweenet during 2021. As a result of above acquisition, the Company was expected to diversify its business portfolio.

The acquisition of Shanghai Bweenet had been accounted for as a business combination and the results of operations of Shanghai Bweenet have been included in the Group’s consolidated financial statements from the acquisition date. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent valuation report and management’s experiences with similar assets and liabilities.

The allocation of the purchase price is as follows:

Amount
RMB
Cash and cash equivalents	1,145
Accounts receivable	39,952
Inventories	38,590
Prepaid expenses and other current assets	37,474
Short-term loan	(4,000)
Accounts payable	(12,994)
Payroll and welfare payables	(337)
Tax payables	3,600
Accrued expenses and other current liabilities	(3,430)
Noncontrolling interests	(5,000)
Total Consideration	95,000

Shanghai Bweenet’s net revenue and net loss, included in the Company’s consolidated statements of comprehensive income, for the year ended December 31, 2021 are RMB26,837 and RMB1,744 since the acquisition date.

Prior to the acquisition, Shanghai Bweenet did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Shanghai Bweenet for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of Shanghai Bweenet’s and the Company’s financial performance for the fiscal year prior to the acquisition, the Company did not consider Shanghai Bweenet on its own to be material to the Company. Thus, the Company’s management decided not to present such pro forma financial information with respect to the results of operations of the Group for the business combination.

9.	DISPOSAL OF SUBSIDIARIES

On December 29, 2021, the Company entered into a sale agreement to transfer its 95% equity interest held in Shanghai Bweenet, for further focus on its principal business. The 95% equity was transferred to Shenzhen Rongxinbao, an independent third-party guarantee company, and the consideration was RMB93,343, which was net-settled with the payables the Company owed to Shenzhen Rongxinbao in connection with the disposal of Shanghai Caiyin in year 2019. The Company derecognized all the assets, liabilities and equity components of Shanghai Bweenet and no gain or loss was recognized for the transaction.

On December 29, 2021, the Company entered into a sale agreement to transfer its 70% equity interest held in Shanghai Zhundian Enterprise Service Co., Ltd. ("Shanghai Zhundian") (formerly known as “Shanghai Limahui E-Commerce Co., Ltd”) to Shenzhen Rongxinbao, an independent third-party guarantee company for a consideration of RMB1,037, which was net-settled with the payables the Company owed to Shenzhen Rongxinbao in connection with the disposal of Shanghai Caiyin in year 2019. The Company recognized disposal loss of RMB3,592 for the transaction.

On January 5, 2021, Noble Fintech transferred its 6% of the equity interests in Aguila Information to a certain minority shareholder who did not own the majority interest after the transaction. The Company deconsolidated Aguila Information (see Note 7). As Aguila Information was in net deficit position as of December 31, 2020, the consideration of the transfer was one Mexican Peso. The Company recognized disposal gain of RMB1,256 for the transaction.

In September, 2019, Shanghai Wuxingjia entered into an agreement (the “Agreement”) with Shenzhen Rongxinbao, and Shanghai Jiayin, which wholly owns the equity interest of Shanghai Caiyin. Pursuant to the Agreement, Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao and the Company revises the terms of its collaboration with Shanghai Caiyin. As a result, the Company deconsolidated Shanghai Caiyin (Note 2(b)). Major line items of Shanghai Caiyin as of August 31, 2019 included cash and cash equivalents, restricted cash, contract assets, liabilities from the investor assurance program and tax payable. As Shanghai Caiyin was in net deficit position as of August 31, 2019 due to its collaboration with the Company, the Company also agreed to waive Shanghai Caiyin’s payables to the Company of RMB1,973,613 and pay a total transaction price of RMB1,078,686, of which RMB372,085 is contingent upon Shanghai Caiyin’s liability status in the period preceding December 30, 2022 subject to the cap amount of RMB372,085, RMB255,064 and RMB117,021 on December 30, in each of the three years ending 2022, respectively. The remaining amount of the equity transfer consideration shall be settled through the service fee Shenzhen Rongxinbao collected on behalf of the Company.

For the year ended December 31, 2019, no gain or loss was recognized for the transaction. For the year ended December 31, 2020, “Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin” of RMB117,021 was derived from the release of contingent consideration payable. As of December 31, 2019, 2020 and 2021, the payable related to the disposal of Shanghai Caiyin was RMB839,830 which consisted of fixed consideration payable of RMB467,744 and contingent consideration payable of RMB372,085, RMB566,532 which consisted of fixed consideration payable of RMB311,468 and contingent consideration payable of RMB255,064, and RMB322,028 which consisted of fixed consideration payable of RMB205,007 and contingent consideration payable of RMB117,021 respectively.

10.	SHARE-BASED COMPENSATION

The following table presents the classification of the Company’s share-based compensation expenses:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Origination and servicing	10,345	3,167	3,159
General and administrative	80,599	8,870	5,021
Research and development	48,578	10,170	5,461
Sales and marketing	8,060	8,445	1,545
Total	147,582	30,652	15,186

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

In September 2016, Jiayin Finance granted options to acquire certain LLP shares, equivalent of 13,321,500 ordinary shares of Jiayin Finance with the exercise price of RMB3.5 per share to employees of the Company pursuant to the 2016 Plan. Options have a 4.5-year life and vest at 15%, 25%, 30%, and 30% respectively at March 31, 2017, 2018, 2019 and 2020 respectively.

In October 2018, Jiayin Finance granted options to acquire certain LLP shares, equivalent of 2,851,600 ordinary shares of Jiayin Finance with the exercise price of RMB3.5 per share to employees of the Company pursuant to the 2016 Plan. Options have a 4.5-year life and vest at 15%, 25%, 30%, and 30% respectively at March 31, 2019, 2020, 2021 and 2022 respectively.

10.	SHARE-BASED COMPENSATION – continued

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

In February 2019, the Company adopted the 2019 Share Incentive Plan (“2019 Plan”), effectively upon the completion of the Parent Company’s initial public offering (“IPO”) to replace the 2016 Plan on a 4:1 ratio. The 2019 Plan contains performance vesting condition related to the operation results of the Company and the business department the grantee belongs to, as well as the grantee’s individual performance. The modification did not result in any incremental value. In connection with the adoption of 2019 Plan, the Company cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. Total unrecognized share-based compensation expense of RMB39,390 associated with the cancelled options was immediately recognized in the consolidated statement of comprehensive income upon cancellation for the year ended December 31, 2019.

In November, 2019, the Company granted four batches options equivalent of 288,000 share options of Jiayin Group with the exercise price of RMB3.5 per share to employees pursuant to the 2019 Plan.

In November, 2020, the Company granted four batches options equivalent of 1,583,000 share options of Jiayin Group with the exercise price of RMB3.5 per share to employees pursuant to the 2019 Plan.

In August, 2021, the Company granted one batch options equivalent of 108,400 share options of Jiayin Group with the exercise price of RMB3.5 per share to a then employee pursuant to the 2019 Plan. The options were fully exercised in year 2021.

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

The following assumptions were applied to estimate the fair value of the options granted in 2019 and 2020 at the date of grant:

	November 2019	November 2020
Average risk-free rate of interest	1.57%-1.69%	0.23%-0.60%
Estimated volatility rate	42.86%-45.28%	49.74%-53.91%
Exercise multiples	2.8	2.8
Dividend yield	0.00%	0.00%
Time to maturity	0-3 years	0-3 years
Fair value per underlying ordinary share	RMB53.43	RMB18.33

      The weighted average grant date fair value of options granted during the year ended December 31, 2019, 2020 and 2021 was RMB50.36 per share, RMB14.78 per share and RMB18.60 per share, respectively.

10.	SHARE-BASED COMPENSATION – continued

The summary of the aggregate option activities and information regarding options outstanding for the years ended as of December 31, 2020 and 2021 is as follows:

	Number of Options (in ‘000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding at December 31, 2020	4,380	3.5	2.63	118,421
Granted	108
Exercised	(2,101)
Forfeited	(636)
Options outstanding at December 31, 2021	1,751	3.5	1.91	45,349
Options exercisable at December 31, 2021	766	3.5	1.38	16,233
Options vested or expected to be vested at December 31, 2021	1,751	3.5	1.91	45,349

As of December 31, 2021, there was RMB12,940 in total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted average period of 1.91 years.

11.	INCOME TAXES

Income tax expense consists of the following:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expense:	168,924	83,216	141,578
Deferred income tax (benefit) expense:	(131,917)	25,595	(15,854)
Total income tax expense	37,007	108,811	125,724

Cayman Islands

Jiayin Group Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Jiayin Group Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Parent Company subsidiary, Geerong (HK) Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Parent Company are not subject to any Hong Kong withholding tax. No income tax provision has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2019, 2020 and 2021, respectively.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Company’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. Shanghai Chuangzhen Software Co., Ltd. has been qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 in which its taxable income is greater than zero, followed by a three-year 50% exemption.

11.	INCOME TAXES – continued

PRC – continued

Mexico

Aguila Information incorporated in Mexico was subject to corporate income tax at 30%. On January 5, 2021, Aguila Information was deconsolidated by the Company (see Note 7).

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

Nigeria

The Company’s subsidiary incorporated in Nigeria is subject to Nigerian Company Income Tax (“NCIT”) law. In accordance with the NCIT law, a Nigerian Company is subject to worldwide income tax. Corporate income tax is calculated based on corporate taxable income (income less deductible expenses / expenses after fiscal adjustment), and the applicable NCIT rate is 30%.

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets
Payroll and welfare payable	11,635	10,740
Accrued expenses	10,198	19,920
Property, plant and equipment	—	11
Allowance for receivables and contract assets	56,164	53,343
Net loss carryforward	13,495	21,939
Liabilities related to customer incentive	11,435	11,435
Gross deferred tax assets	102,927	117,388
Valuation allowances	(4,102)	(68,932)
Net deferred tax assets	98,825	48,456
Deferred tax liabilities
Uncollected revenues	(57,890)	—
Total deferred tax liabilities	(57,890)	—
Deferred tax assets, net	40,935	48,456

11.	INCOME TAXES – continued

Deferred tax assets and liabilities have been offset where the Company has a legally enforceable right to do so, and intends to settle on a net basis.

Changes in valuation allowance are as follows:

Year Ended December 31,
2021
RMB
Balance at beginning of the year	(4,102)
Additions	(68,755)
Reversals	2,924
Disposal of subsidiaries	1,001
Balance at end of the year	(68,932)

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. On the basis of this evaluation, valuation allowances of RMB4,102, and RMB68,932 have been established for deferred tax assets as of December 31, 2020 and 2021 respectively, based on a more likely than not threshold due to cumulated loss and uncertainty of sufficient profit generated in future years for certain subsidiaries within the Company. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

At December 31, 2021, tax loss carry-forward amounted to RMB66,075, and would expire in calendar year 2022 to 2026 if not utilized. The Company operates its business through its subsidiaries and VIEs. The Company does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Company.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Parent Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s PRC subsidiaries have been provided as of December 31, 2020 and 2021. The aggregate undistributed earnings of the Company’s PRC subsidiaries that are available for distribution was nil as of December 31, 2020 and 2021.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company does not accrue deferred tax liabilities on the earnings of the VIEs given that the Company’s VIEs had accumulated deficits as of December 31, 2020 and 2021.

11.	INCOME TAXES – continued

Reconciliations of the differences between PRC statutory income tax rate and the Company’s effective income tax rate for the years ended December 31, 2019, 2020 and 2021 are as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-taxable income	0.00%	0.00%	(0.28)%
Reversal of deferred tax liabilities*	0.00%	0.00%	(9.75)%
Non-deductible expense	6.66%	2.54%	0.81%
Disposal of subsidiaries	0.00%	0.00%	(0.25)%
Research and Development expense super deduction	(2.97%)	(0.62%)	(0.81%)
Effect of tax holiday	(18.86%)	(2.12%)	(4.74%)
Different tax rate of entities operating in other jurisdiction	(0.07)%	4.86%	0.28%
Valuation allowance	0.32%	0.61%	11.09%
Change in tax rate	(3.13)%	0.00%	0.00%
True up	(0.40)%	0.05%	(0.17%)
Effective tax rate	6.55%	30.32%	21.18%

*The collection of revenue related to the legacy P2P lending business was not expected, which led to an increase in the valuation allowance of deferred tax assets related to allowance for receivables and contract assets, along with a reversal of the related deferred tax liability for uncollected revenue

The effect of the tax holiday on the income per share is as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Tax saving amount due to HNTE status	106,516	—	—
Tax saving amount due to Software enterprise	—	7,527	28,131
Tax expense amount due to other jurisdiction	(411)	(17,405)	(1,690)
Income per share effect-basic and diluted	0.50	(0.05)	0.12

As of December 31, 2021, there are RMB63,766 unrecognized tax benefits related to treatment of a contingent liability that if recognized would affect the annual effective tax rate. The balance is presented as a non-current liability in the consolidated financial statements as of December 31, 2021 due to the fact that the Company does not anticipate payments of cash within one year.

The Company recognizes interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended December 31, 2020 and 2021, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Company has a liability for accrued interest of RMB nil and nil as of December 31, 2020 and 2021, respectively.

ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Company record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when the Company’s judgment changes as a result of the evaluation of new information not previously available. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Company will record additional tax expense or tax benefit in the period in which such resolution occurs.

12.	ORDINARY SHARES

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

On May 10, 2019, the Company completed its IPO on the NASDAQ Global Market. In this offering, 4,025,000 ADSs, representing 16,100,000 ordinary shares, were issued at a price of US$10.50 per ADS. The aggregate proceeds received by the Company from the IPO, net of issuance costs, were approximately RMB234,354. Upon completion of IPO, the 216,100,000 outstanding ordinary shares with par value of US$0.000000005 per share were split into 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. The share split has been applied retrospectively for all periods presented. All classes of ordinary shares are entitled to the same dividend right. All of the Class B ordinary shares were held by the Founder of the Parent Company.

During the year ended December 31, 2020, 8,000,000 Class B ordinary shares were converted into Class A ordinary shares.
13	INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attribute to ordinary shareholders after the stock split:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Net income attributable to ordinary shareholders – basic and diluted	527,747	252,883	472,086
Weighted average number of ordinary shares outstanding – basic and diluted	210,409,863	216,100,000	216,100,000
Basic and diluted net income per share	2.51	1.17	2.18

As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

The Company does not have shares with a dilutive effect for the years ended December 31, 2019, 2020 and 2021.

14.	LEASES

Operating lease assets primarily represents various facilities under non-cancelable operating leases expiring within one to three years. Lease costs are included in origination and servicing expenses, sales and marketing expenses, general and administrative expenses, and research and development expenses, depending on the use of the underlying asset. Operating lease expenses (including fixed lease cost and short-term lease cost) were RMB35,738, RMB26,466 and RMB17,892 for the years ended December 31, 2019, 2020 and 2021, respectively. Total lease expense related to short-term leases was nil, nil and 109 for the years ended December 31, 2019, 2020 and 2021, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	2020	2021
Operating leases:	RMB	RMB
Operating leases right-of-use assets	6,926	35,507
Current portion of lease liabilities	3,322	16,908
Non-current portion of lease liabilities	1,873	18,335
Total operating lease liabilities	5,195	35,243
Weighted average remaining lease term (in years)	1.7	2.1
Weighted average discount rate	4.75%	4.75%

14.	LEASES - continued

Supplemental cash flow information related to leases for the years ended December 31, 2020 and 2021 is as follows:

	For the year ended December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	25,665	16,490
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	4,734	47,101

Maturities of lease payments by year and in the aggregate, under non-cancellable operating leases with terms in excess of one year as of December 31, 2021 are as follows:

RMB
2022	18,191
2023	17,436
2024 and thereafter	1,391
Total lease payment	37,018
Less imputed interest	(1,775)
Total	35,243

15.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company, with which the Company entered into transactions during the years ended December 31, 2019, 2020 and December 31, 2021:

Name of related parties	Relationship with the Company
Microcredit Company (Chongqing) Ltd. (“Massnet Microcredit”)	Affiliate enterprise
Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Jiayin (Shanghai) Finance Information Service Co., Ltd. (“Jiayin (Shanghai)”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Shanghai Jiayin Zhuoyue Wealth Management Co., Ltd. (“Jiayin Zhuoyue”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Jiayin Credit Investigation Service Co., Ltd. (“Jiayin Credit”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Shanghai Shilupan Technology Co., Ltd. (“Shilupan”)	Entity influenced by Mr. Yan the Founder and Chairman of the Company
Kailiantong Payment Service Co., Ltd. (“Kailiantong”)	Entity influenced by Mr. Yan the Founder and Chairman of the Company
China Smartpay Group Holdings Ltd. (“China Smartpay”)	Entity influenced by Mr. Yan the Founder and Chairman of the Company
GAYANG (Hongkong) Co., Ltd. (“GAYANG”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Shanghai Jiajie Assets Management Co., Ltd. (“Shanghai Jiajie”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Jiayin Financial Leasing (Shanghai) Co., Ltd. (“Jiayin Financial Leasing”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Company
Aguila Information, S.A.P.I. de C.V. (“Aguila Information”)	Subsidiary of Company’s equity investee
SG Fintech Joint Stock Company (“SG Fintech”)	Subsidiary of Company’s equity investee
Limahui Technology Co. Ltd. (“Limahui”)	Entity influenced by Mr. Guanglin Zhang, the director of the Company
Subsidiary shareholder	The minority shareholders of the subsidiaries of the Company
Subsidiary director	The director of the subsidiary of the Company

15.	RELATED PARTY TRANSACTIONS - continued

The Company entered into the following transactions with its related parties:

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Services provided by related parties:
Jiayin Zhuoyue (1)	81,206	55,207	77,048
Jiayin (Shanghai) (1)	6,548	9,004	—
Shanghai Jiayin (2)	8,280	5,845	—
Limahui (3)	—	425	—
Kailiantong (4)	2,255	—	—
Shilupan (5)	7,863	—	—
Jiayin Credit (6)	196	—	—
Total	106,348	70,481	77,048
Services provided to related parties
Kailiantong (4)	1,761	6,209	—
Aguila Information (7)	—	—	34,619
Total	1,761	6,209	34,619

15.	RELATED PARTY TRANSACTIONS - continued
	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Loans to related parties:
Jiayin Financial Leasing (8)	—	—	70,000
Massnet Microcredit (9)	—	—	54,000
Shanghai Jiayin (10)	909	—	47,840
GAYANG (11)	1,716	—	31,306
Subsidiary shareholder (10)	—	463	—
Subsidiary director (12)	—	79	—
China Smartpay (13)	119,924	—	—
Shanghai Jiajie (10)	800	—	—
SG Fintech(14)	598	—	—
Total	123,947	542	203,146
Loans from related parties
Shanghai Jiayin (10)	—	—	15,000
Subsidiary shareholder (16)	—	3,113	—
Jiayin Financial Leasing (17)	150	—	—
Jiayin Credit (17)	80	—	—
Total	230	3,113	15,000
(1)

Jiayin Zhuoyue refers investors and borrowers to the Company and charged referral service fees. Jiayin (Shanghai) also referred investors and borrowers to the Company and charged referral service fees, and was no longer our related party since August 2020 due to the change of shareholder.

(2)	Shanghai Jiayin rented office space to the Company and charged other related service fee, which is calculated dependent on its usage of the underlying office space.
(3)

Limahui primarily provided internet catering service for employees of the Company and charged corresponding service fees. Mr. Guanglin Zhang has significant influence over Limahui in the first three quarters of 2020.

(4)

Kailiantong provided cash payment services to the Company and charges transaction processing fees. The Company provided referral service to Kailiantong and charged loan facilitation fees, which resulted in the 2019 balance of amount due from related parties. Our Founder, Mr. Dinggui Yan, partially disposed of his investment over China Smartpay in September 2020, and therefore Mr. Dinggui Yan lost the significant influence over China Smartpay thereafter. As Kailiantong was wholly owned by China Smartpay, Kailiantong was no longer deemed as our related party as of October 2020.

(5)	Shilupan provided credit analysis service for the Company and charged corresponding service fees.
(6)	Jiayin Credit provided credit service to the Company the VIE group and charged credit service fees.
(7)

The Company provides business and operational support services to Aguila Information and charged corresponding service fees. On January 5, 2021, Aguila Information was deconsolidated by the Company and deemed as our related party (see Note 7).

(8)	The amounts represent non-interest bearing loans to related parties in 2021 for the daily operation, which were fully collected in 2021.
(9)	The Company provided non-interest bearing loan of RMB54 million to Massnet Microcredit, which was fully collected in May, 2021.
(10)	The amount represents loans which are non-interest bearing, unsecured, and due on demand.
(11)

The amount represents loans to GAYANG in 2021. The loans comprise non-interest bearing loan of RMB20,664 and interest bearing loan with principal of RMB10,642 and fixed annual interest rate of 8%. As of December 31, 2021, RMB11,471 of non-interest bearing loan has been collected and RMB171 interest has been accrued.

15.	RELATED PARTY TRANSACTIONS - continued
(12)	The amount represents loans to the minority director of the subsidiary PT. Jayindo Fintek Pratama since November 2020 with principal of RMB79 and annual interest rate of 6%.
(13)

The Company entered into a loan contract with China Smartpay of RMB119,924 with fixed annual interest rate of 9%. The interest was RMB4,938 for the year ended December 31, 2019 and the interest portion through January to September 2020 was RMB7,570. The outstanding loan balance including principal and interests had been settled with consideration of the acquisition with Keen Best (See Note 7), together with a lump-sum cash payment of RMB37,372 in September 2020. Since October 2020, China Smartpay was no longer a related party of the Company.

(14)

The amount represented loans to related parties in 2019, which results in the balance of amount due from related parties shown as below. The Company entered into a loan contract with SG Fintech of RMB598 with fixed interest rate 0.5%. The loan balance included principal RMB598 and interest receivable RMB1. As of December 31, 2020, all principal and interest was collected.

(15)	The Company provided an interest bearing loan to Aguila Information in 2020, and accrued interest of RMB846 in 2021. As of December 31, 2021, all principal and interest have been fully collected.
(16)

The amount represents loans from minority shareholders of Aguila Information in 2020. As the Aguila Information was deconsolidated by the Company in 2021, its minority shareholders were no longer deemed as our related parties.

(17)	The amounts represent loans from related parties in 2019 for the daily operation.

 The following table present amounts due from and due to related parties as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Amounts due from related parties
Subsidiary shareholder	463	4
Subsidiary director	79	—
Aguila Information	—	16,507
GAYANG	—	20,006
Shanghai Jiayin	—	500
Total	542	37,017
Amounts due to related parties
Subsidiary shareholder	3,113	—
Jiayin Zhuoyue	3,442	4,485
Shanghai Jiayin	2,150	—
Jiayin Credit	80	—
Total	8,785	4,485

Amounts due from related parties primarily consist of loans to related parties and service fees receivable from related parties. As of December 31, 2021, the Company accrued credit losses of RMB16,114 for outstanding receivables from Aguila Information based on subsequent collection analysis. Such credit loss is included in allowance for receivables and contract assets for the year ended December 31, 2021.

Amounts due to related parties primarily consist of the amount of service fees payable to related parties and loans from related parties.

16.	COMMITMENTS AND CONTINGENCIES

Capital and other commitments

The Company did not have significant capital, other commitments or long term obligations as of December 31, 2021. As of December 31, 2021, the fair value of guarantees was not material. See Note 2(k).

Contingencies

On September 11, 2020, a securities class action complaint was filed against the Company and the Company’s officers and directors in the Supreme Court of the State of New York, County of New York. An amended complaint was filed on February 1, 2021, which added as defendants the underwriters for the Company’s initial public offering. The plaintiff asserted claims under Sections 11 and 15 of the Securities Act of 1933 based on purported misstatements and omissions in Form F-1 registration statement for the Company’s initial public offering. The plaintiff brought his claims individually and on behalf of all other persons who acquired the Company’s American Depositary Shares pursuant and/or traceable to our initial public offering, and seeks compensatory damages, rescission, injunctive relief, and costs and expenses, including attorneys’ fees and expert fees in unidentified amounts. On April 2, 2021, the Company, one of the underwriters for the Company’s initial public offering and certain of the Company’s directors and officers filed a joint motion to dismiss the plaintiff’s amended complaint in its entirety and with prejudice. On February 16, 2022, the Court denied the motion to dismiss filed by us and certain of our officers and directors while it dismissed the action against the underwriter defendants. On February 28, 2022, we filed an answer to the amended complaint and a notice of appeal of the Court’s decision denying the motion to dismiss. The litigation is ongoing. As such, the Company is currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuits.
17.	RESTRICTED NET ASSETS

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

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are RMB1,031,649 and RMB1,390,919 as of December 31, 2020 and 2021, respectively.
18.	SUBSEQUENT EVENTS

The Company concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements.

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	2020	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	21,213	7,861	1,234
Amounts due from subsidiaries and VIEs	167,887	173,310	27,196
Prepaid and other current assets	855	2,838	445
Total current assets	189,955	184,009	28,875
Investments in subsidiaries and VIEs	(652,193)	(155,566)	(24,412)
Total assets	(462,238)	28,443	4,463
Liabilities
Current Liabilities
Accrued expenses and other current liabilities	2,385	579	91
Total liabilities	2,385	579	91
Equity
Ordinary shares	—	—	—
Additional paid-in capital	815,042	840,580	131,905
Accumulated deficit	(1,266,848)	(794,762)	(124,716)
Accumulated other comprehensive loss	(12,817)	(17,954)	(2,817)
Total deficit	(464,623)	27,864	4,372
Total liabilities and deficit	(462,238)	28,443	4,463

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY STATEMENTS OF

COMPREHENSIVE INCOME

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Operating cost and expenses:
General and administrative	(2,886)	(6,740)	(6,979)	(1,095)
Total operating cost and expenses	(2,886)	(6,740)	(6,979)	(1,095)
Loss from operations	(2,886)	(6,740)	(6,979)	(1,095)
Interest income (expense)	4,910	7,701	(1)	—
Other income (loss) , net	1	(67,169)	(154)	(24)
Income before taxes and income from equity in subsidiaries and VIEs	2,025	(66,208)	(7,134)	(1,119)
Income tax expense	—	—	—	—
Equity in earnings of subsidiaries and VIEs	525,722	319,091	479,220	75,200
Net income	527,747	252,883	472,086	74,081
Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	469	(13,286)	(5,137)	(806)
Other comprehensive income (loss)	469	(13,286)	(5,137)	(806)
Comprehensive income	528,216	239,597	466,949	73,275

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONSOLIDATED STATEMENTS OF COMPANY CASH FLOW STATEMENTS

(AMOUNT IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA

	Year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	527,747	252,883	472,086	74,081
Adjustments to reconcile net income to net cash used in operating activities:
Share of results of subsidiaries and VIEs	(525,722)	(319,091)	(479,220)	(75,200)
Depreciation and amortization	2,020	2,675	2,597	408
Impairment of short-term investment	—	67,169	—	0
Changes in operating assets and liabilities:
Amounts due from a related party	(4,938)	—	—	—
Amounts due from subsidiaries and VIEs	(44,695)	(35,702)	(5,994)	(941)
Prepaid and other current assets	(3,137)	(2,413)	18	3
Accrued expenses and other current liabilities	5,933	(3,548)	(1,804)	(283)
Net cash used in operating activities	(42,792)	(38,027)	(12,317)	(1,932)
Cash flows from investing activities
Loan to a related party	(119,924)	—	—	—
Purchase of short-term investment	(71,477)	—	—	—
Cash collected from loan to related parties	—	37,372	—	—
Net cash (used in) provided by investing activities	(191,401)	37,372	—	—
Cash flows from financing activities
Net proceeds from issuance of ordinary shares	255,928	—	—	—
Proceeds from exercise of options	—	6,982	3,296	517
Net cash provided by financing activities	255,928	6,982	3,296	517
Effect of foreign exchange rate changes on cash and cash equivalents	5,488	(12,337)	(4,331)	(680)
Net increase (decrease) in cash and cash equivalents	27,223	(6,010)	(13,352)	(2,095)
Cash and cash equivalents at beginning of year	—	27,223	21,213	3,329
Cash and cash equivalents at end of the year	27,223	21,213	7,861	1,234

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

5. As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Parent Company.

6. Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.