Form 20-F
period 2022-12-31
Jiayin Group Inc.
filed 2023-04-28
CIK 1743102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

Chunlin Fan, Chief Financial Officer

Tel: 86 21-6190-6826

E-mail: fanchunlin@jiayinfintech.cn

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

There were 213,727,404 ordinary shares outstanding, consisting of 105,727,404 Class A ordinary shares and 108,000,000 Class B ordinary shares, par value US$0.000000005 per share, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“China” or the “PRC” refers to the People’s Republic of China, including, for the purposes of this annual report only, Hong Kong and Macau, unless referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with laws and regulations of mainland China;
•
“consolidated VIE” refers to Shanghai Jiayin Finance Technology Co., Ltd. (“Jiayin Finance”);
•
“investment volume” for a certain period refers to the sum of the principal amount of all investment transactions executed by investors through our and the VIE Group’s platform during such period. The calculation of the investment volume of an investment made by an investor through the automated investment program does not take into account automated reinvestments enabled by the automated investment program;
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
•
number of “investment transactions” for a certain period refers to the total number of investment transactions executed by investors through our and the VIE Group’s platform during such period. An investment through our and the VIE Group’s automated investment programs is counted as a single investment transaction though the amount may be facilitated to match multiple loans, and the calculation does not take into account automated reinvestments enable by the automated investment program;
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

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.8972 to US$1.00, the noon buying rate on December 30, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

PART I

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia Technology Co., Ltd., or Shanghai Kunjia, and Shanghai Chuangzhen Technology Co., Ltd., or Chuangzhen Technology, and its subsidiaries in which we hold equity ownership interests, and (ii) contractual arrangements among (x) Shanghai Kunjia, (y) the consolidated variable interest entity, or the consolidated VIE, namely, Shanghai Jiayin Finance Technology Co., Ltd., or Jiayin Finance, a limited liability company established under PRC law, and (z) the shareholders of the consolidated VIE. Jiayin Group Inc. does not hold any equity interest in the consolidated VIE. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in China-based companies that engage in certain types of business, and we therefore operate these businesses in China through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As used in this annual report, “we,” “us” or “our” refers to Jiayin Group Inc. and its subsidiaries.

Our corporate structure is subject to risks relating to our contractual arrangements with Jiayin Finance and its shareholders. These contractual arrangements have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in the consolidated VIE or forfeit our rights under the contractual arrangements. Jiayin Group Inc, the VIE Group and investors of our company face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Finance and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless. In addition, changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

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

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our and the VIE Group’s financial statements as of December 31, 2022 and for the year ended December 31, 2022 contained in this annual report have been audited by Marcum Asia CPAs LLP (formerly known as "Marcum Bernstein & Pinchuk LLP"), or Marcum Asia, an independent registered public accounting firm that is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. As of the date hereof, Marcum Asia is not included in the list of PCAOB identified firms in the PCAOB Determination Report issued on December 16, 2021. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

In addition, on December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities.”

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

For the years ended December 31, 2020, 2021 and 2022, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB1,222 million, RMB1,130 million and RMB965 million (US$139.9 million) as of December 31, 2020, 2021 and 2022, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2022. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the year ended December 31, 2022, there was no cash flows or transfers of other assets between the Parent, its PRC subsidiaries, and the consolidated VIE.

We provide loans to some of our overseas subsidiaries to support their business growth. We provided loans of RMB36 million in aggregate to some of our overseas subsidiaries primarily in Mexico and Indonesia to extend small credit loan business to individual borrowers in 2020. We provided loans of RMB51 million in aggregate to our overseas subsidiaries in Indonesia and Nigeria to extend small credit loan business to individual borrowers in 2021. We provided loans of RMB21 million (US$3.0 million) to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2022. In 2020, 2021 and 2022, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. As of the date of this annual report, no dividends or distributions have been made to the Parent by the Parent’s subsidiaries or the consolidated VIE.

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

Jiayin Group Inc. has not previously declared or paid cash dividends on our ADSs or Class A ordinary shares. On March 28, 2023, our board of directors, or the Board, approved and adopted a dividend policy, under which we and the VIE Group may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of we and the VIE Group in the previous fiscal year on a consolidated basis. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

In addition, subject to the passive foreign investment company rules discussed in detail under “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company”, the gross amount of any distribution that we make to investors with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Furthermore, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.” For further discussion on PRC and United States federal income tax considerations of an investment in the ADSs, see “Item 10. Additional Information—E. Taxation.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiaries and the consolidated VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

For our Hong Kong subsidiary, Geerong (HK) Limited, there are no restrictions or limitations on its ability to transfer cash out of Hong Kong under the laws and regulations of Hong Kong that are in place as of the date of this annual report. However, if Geerong (HK) Limited is not able to transfer cash out of Hong Kong, we will not be able to fund operations in other regions or have it available to distribute to our investors.

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
(4)
On January 28, 2022, Shanghai Niwodai Internet Services Co., Ltd. changed its corporate name to Shanghai Wuxingjia Information Technology Co., Ltd. (“Shanghai Wuxingjia”), Shanghai Wuxingjia operates our online consumer finance platform.
(5)
Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (“Geerong Yun”, formerly known as “Jirongyun (Shanghai) Enterprise Development Co., Ltd.”). became our wholly-owned subsidiary after the business combination in September 2019.
(6)
Shanghai Jiajie Internet Finance Information Services Co., Ltd. (“Shanghai Jiajie”) became our wholly-owned subsidiary after the business combination in July 2019.

(7)
Shanghai Chuangzhen Software Co., Ltd. was established in April 2020.
(8)
PT. Jayindo Fintek Pratama is owned as to 85% by us and it became our subsidiary after the business combination in April 2019.
(9)
Jiayin Shuke Information Technology Co., Ltd. was established in January 2021.
(10)
Hainan Yinke Financing Guarantee Co., Ltd was established in August 2021.

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

•
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
•
We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business; and
•
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

For the years ended December 31, 2020, 2021 and 2022, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB1,222 million, RMB1,130 million and RMB965 million (US$139.9 million) as of December 31, 2020, 2021 and 2022, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2022. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the year ended December 31, 2022, there was no cash flows or transfers of other assets between the Parent, its PRC subsidiaries, and the consolidated VIE.

We provide loans to some of our overseas subsidiaries to support their business growth. We provided loans of RMB36 million in aggregate to some of our overseas subsidiaries primarily in Mexico and Indonesia to extend small credit loan business to individual borrowers in 2020. We provided loans of RMB51 million in aggregate to our overseas subsidiaries in Indonesia and Nigeria to extend small credit loan business to individual borrowers in 2021. We provided loans of RMB21 million (US$3.0 million) to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2022. In 2020, 2021 and 2022, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. As of the date of this annual report, no dividends or distributions have been made to the Parent by the Parent’s subsidiaries or the consolidated VIE.

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

Jiayin Group Inc. has not previously declared or paid cash dividends on our ADSs or Class A ordinary shares. On March 28, 2023, our Board approved and adopted a dividend policy, under which the Company may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year on a consolidated basis. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other
Financial Information—Dividend Policy.”

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital subscribed by all shareholders or the amount of capital contribution made by all shareholders, as registered with the registration authority. Furthermore, each of our PRC subsidiaries and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated

VIE can distribute dividends upon approval of the shareholders. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently does not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

For our Hong Kong subsidiary, Geerong (HK) Limited, there are no restrictions or limitations on its ability to transfer cash out of Hong Kong under the laws and regulations of Hong Kong that are in place as of the date of this annual report. However, if Geerong (HK) Limited is not able to transfer cash out of Hong Kong, we will not be able to fund operations in other regions or have it available to distribute to our investors.

As of the date of this annual report, we have not had difficulties in transferring cash between any entities in our consolidated group whether in the form of dividends or payments of intercompany obligations.

The following diagram illustrates the typical fund flow among Jiayin Group Inc., our PRC subsidiaries, and the consolidated VIE.

Jiayin Group Inc.
(Cayman Islands)
Equity interest
Contractual arrangements
Fund flow
Capital Contribution/
Loan
Dividends/
Distributions
Jiayin Holdings Limited
(British Virgin Islands)
Capital Contribution/
Loan
Dividends/
Distributions
Geerong (HK) Limited
(Hong Kong)
Capital Contribution/
Loan
Dividends/
Distributions
Offshore
Onshore PRC
Shanghai Kunjia
Chuangzhen Technology
Contractual
Arrangements
Service Fees
Jiayin Finance
Consolidated VIE

VIE Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2020, 2021 and 2022 of (i) the Parent, (ii) the WFOE, (iii) the other subsidiaries of the Parent inside and outside mainland China, separately, and (iv) the VIE Group, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2020, 2021 and 2022. Our and the VIE Group’s consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our and the VIE Group’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our and the VIE Group’s consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2022
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	8,567	16,294	1,391	240,816	23,950	—	291,018
Accounts receivable and contract assets, net	—	71,184	—	1,661,034	—	—	1,732,218
Long-term investment		—	—	—	90,497	—	90,497
Investment in subsidiaries and VIEs and VIEs' subsidiaries	1,087,634	—	—	—	—	(1,087,634)	—
Intercompany balances*	154,113	84,569	(1,300)	(8,878)	(228,504)	—	—
Other assets	3,248	231,126	—	629,935	42,977	(149)	907,137
Total assets	1,253,562	403,173	91	2,522,907	(71,080)	(1,087,783)	3,020,870
Liabilities
Tax payables	—	286,705	—	345,908	212		632,825
Other payable related to the disposal of Shanghai Caiyin	—	188,300	—	—	—	—	188,300
Other liabilities	10,478	285,585	82	661,309	937	(149)	958,242
Total liabilities	10,478	760,590	82	1,007,217	1,149	(149)	1,779,367
Total net assets/(liabilities)	1,243,084	(357,417)	9	1,515,690	(72,229)	(1,087,634)	1,241,503

* Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	7,861	14,759	7,720	103,406	48,805	—	182,551
Accounts receivable and contract assets, net	—	30,846	—	471,585	—		502,431
Long-term investment	—	—	—	—	90,528	—	90,528
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(155,566)	—	—	—	—	155,566	—
Intercompany balances*	173,310	(86)	(7,603)	29,442	(195,063)		—
Other assets	2,838	94,149	—	74,721	25,020	(806)	195,922
Total assets	28,443	139,668	117	679,154	(30,710)	154,760	971,432
Liabilities
Tax payables	—	272,964	—	137,274	(1,175)	—	409,063
Other payable related to the disposal of Shanghai Caiyin	—	322,028	—	—	—	—	322,028
Other liabilities	579	103,969	—	109,403	1,447	(806)	214,592
Total liabilities	579	698,961	—	246,677	272	(806)	945,683
Total net assets/(liabilities)	27,864	(559,293)	117	432,477	(30,982)	155,566	25,749

* Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	21,213	12,469	4,199	44,530	34,909	—	117,320
Accounts receivable and contract assets, net	—	9	—	158,055	—	—	158,064
Long-term investment	—	—	—	—	87,551	—	87,551
Investment in subsidiaries and VIEs and VIEs' subsidiaries	(652,193)	—	—	—	—	652,193	—
Intercompany balances*	167,887	117,938	(3,636)	(101,358)	(180,831)		—
Other assets	855	52,612	—	52,968	54,460	1,542	162,437
Total assets	(462,238)	183,028	563	154,195	(3,911)	653,735	525,372
Liabilities
Tax payables	—	232,730	—	36,818	9,835	—	279,383
Other payable related to the disposal of Shanghai Caiyin	—	566,532	—	—	—	—	566,532
Other liabilities	2,385	50,602	562	78,011	10,120	1,542	143,222
Total liabilities	2,385	849,864	562	114,829	19,955	1,542	989,137
Total net assets/(liabilities)	(464,623)	(666,836)	1	39,366	(23,866)	652,193	(463,765)

* Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	For the year ended December 31, 2022
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	972,029	—	2,979,683	44,100	(724,398)	3,271,414
Total operating cost and expenses	(6,494)	(919,825)	(45)	(1,798,121)	(89,308)	724,398	(2,089,395)
(Loss) Income from operations	(6,494)	52,204	(45)	1,181,562	(45,208)	—	1,182,019
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	1,199,673	—	—	—	—	(1,199,673)	—
Net income (loss)	1,179,658	164,741	(19)	35,173	35,173	(234,494)	1,180,232

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	680,790	—	1,571,104	65,092	(536,496)	1,780,490
Total operating cost and expenses	(6,979)	(696,592)	—	(1,102,656)	(78,803)	536,496	(1,348,534)
(Loss) Income from operations	(6,979)	(15,802)	—	468,448	(13,711)	—	431,956
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	479,220	—	—	—	—	(479,220)	—
Net income (loss)	472,086	89,149	21	393,161	(6,472)	(480,184)	467,761

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	624,868	—	696,914	61,468	(83,090)	1,300,160
Total operating cost and expenses	(6,740)	(394,453)	—	(605,781)	(74,169)	83,090	(998,053)
(Loss) Income from operations	(6,740)	230,415	—	91,133	(12,701)	—	302,107
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	319,091	—	—	—	—	(319,091)	—
Net income (loss)	252,883	254,283	1	79,919	(15,112)	(321,908)	250,066

	For the year ended December 31, 2022
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(21,917)	8,807	15,020	146,876	(15,194)	—	133,592
Net cash used in investing activities	—	(7,265)	—	(9,466)	(6,218)	—	(22,949)
Net cash provided by (used in) financing activities	8,783	—	(21,349)	—	—	—	(12,566)

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(12,317)	98,486	(534)	60,489	38,416	—	184,540
Net cash used in investing activities	—	(96,180)	—	(1,612)	(28,430)	—	(126,222)
Net cash provided by financing activities	3,296	—	4,056	—	2,586	—	9,938

	For the year ended December 31, 2020
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(38,027)	(40,071)	4,199	21,493	16,901	—	(35,505)
Net cash provided by (used in) investing activities	37,372	(62)	—	(657)	(3,427)	—	33,226
Net cash provided by financing activities	6,982	—	—	—	3,613	—	10,595

The following table sets forth the roll-forward of the line item titled “investments in subsidiaries and VIEs” in the Parent’s financial statements:

Roll-forward of “investments in subsidiaries and VIEs”	Investments in subsidiaries and VIEs
(RMB in thousands)
Balance at January 1, 2020	(1,003,436)
Equity in earnings of VIEs	254,283
Equity in earnings of subsidiaries	64,808
Share-based compensation*	30,652
Foreign currency translation	1,500
Balance at December 31, 2020	(652,193)
Equity in earnings of VIEs	92,356
Equity in earnings of subsidiaries	386,864
Share-based compensation*	15,186
Foreign currency translation	2,221
Balance at December 31, 2021	(155,566)
Equity in earnings of VIEs	164,741
Equity in earnings of subsidiaries	1,034,932
Share-based compensation*	42,548
Foreign currency translation	979
Balance at December 31, 2022	1,087,634

* Share-based compensation expense attributable to subsidiaries and VIEs accounted for as investments in subsidiaries and VIEs.

Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

We are required to complete filing or fulfill other requirements of the China Securities Regulatory Commission, or the CSRC within three business days after the closing of our future offerings, according to the Trial Administrative Measures (as defined below). We do not believe we are required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors.

Approval Required from the China Securities Regulatory Commission

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Administrative Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Administrative Measures, we are required to complete the filing procedures with the CSRC for any future follow-on offerings within three business days after the closing of the offering.

On February 24, 2023, the CSRC and other relevant government authorities published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Offering and Listing by Domestic Enterprises, or the Provisions on Confidentiality and Archives Management, which became effective on March 31, 2023. According to the Provisions on Confidentiality and Archives Management, PRC domestic enterprises that seek to offer and list securities in overseas markets shall establish confidentiality and archives management system. The PRC domestic enterprises shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic enterprises shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies. Nevertheless, the Provisions on Confidentiality and Archives Management do not provide a clear scope of materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the uncertainties surrounding the interpretation of the Provisions on Confidentiality and Archives Management, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

As advised by our PRC legal counsel, King & Wood Mallesons, the Trial Administrative Measures and the Provisions on Confidentiality and Archives Management may subject us to additional compliance requirement in the future for a future securities offering, including completion of filing procedures and obtaining required approval. We cannot assure you that we will be able to get the clearance of filing procedures or obtain the required approval on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with a future offering of our securities to foreign investors.”

Approval from the Cyberspace Administration of China or Other PRC Government Authorities

With respect to the Cyberspace Administration of China, or the CAC, as advised by our PRC legal counsel, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we nor the consolidated VIE has been recognized as critical information infrastructure operators. The aforementioned critical information infrastructure refers to important network infrastructure and information system in public telecommunications, information services, energy sources, transportation and other critical industries and domains, in which any destruction or data leakage will have severe impact on national security, the nation’s welfare, people’s living and public interests; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures (as defined below) will be applicable to a future offering conducted by China-based companies listed overseas. For further discussion on the risks relating to the oversight of the CAC, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.”

As advised by our PRC legal counsel, we believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither the consolidated VIE nor any of our other subsidiaries has been recognized as critical information infrastructure operators; and (ii) data processed in the consolidated VIE and our other subsidiaries’ business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Geerong Yun, Geerong Yunke Information Technology Co., Ltd. (“Geerong Yunke”), Shanghai Wuxingjia and Shanghai Jiajie may be deemed to be providing commercial Internet information services, which would require the aforementioned companies to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

Except as otherwise disclosed in the foregoing, we do not believe we are required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors as of the date of this annual report.

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

•
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
•
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
•
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
•
It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment;
•
The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs;
•
The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our future offering;

•
Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations;
•
If the PRC government deems that the Contractual Arrangements in relation to Jiayin Finance do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations;
•
We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law;
•
Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business;
•
The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition;
•
Contractual Arrangements in relation to the consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment;
•
We may lose the ability to use and enjoy assets held by the VIE Group that are material to the operation of our business if the entities within the VIE Group declare bankruptcy or become subject to a dissolution or liquidation proceeding;
•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE Group’s business and results of operations;
•
A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our and the VIE Group’s business and financial condition;
•
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
•
We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations;
•
We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business;
•
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
•
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs;
•
Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment;
•
Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties;
•
The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China;

•
PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law;
•
Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions;
•
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders;
•
We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary;
•
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies; and
•
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

Risks Related to PCAOB Inspections

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our and the VIE Group’s financial statements as of December 31, 2022 and for the year ended December 31, 2022 contained in this annual report have been audited by Marcum Asia CPAs LLP, or Marcum Asia, an independent registered public accounting firm that is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020. As of the date hereof, Marcum Asia is not included in the list of PCAOB identified firms in the PCAOB Determination Report issued on December 16, 2021. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

In addition, on December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities.”

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

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

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

Circular 141 requires banking financial institutions that participate in the “cash loan” business to ensure that no third parties will charge borrowers any interest or fees from borrowers and they themselves will not accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee. Since the third quarter of 2019, we and the VIE Group have proactively made an adjustment to our and the VIE Group’s cooperation model with institutional funding partners through Geerong Yunke and Geerong Yun. To comply with Circular 141, we and the VIE Group cooperate with certain institutional partners such as commercial banks, consumer finance companies, trusts and microcredit companies by having them charge fees directly from borrowers and pay service fees for credit assessment, borrower matching and information support to us. However, due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, we and the VIE Group cannot assure you that our and the VIE Group’s business model will be in full compliance with existing and future laws and regulations.

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
In addition, on October 9, 2019, CBIRC issued the Notice on Printing and Distributing the Supplementary Provisions on the Supervision and Management of Financing Guarantee Companies (the “CBIRC Circular 37”), which explicitly provides that institutions providing customer promotion, credit assessment and other services for various lending institutions shall not provide financing guarantee services without approval. For the loans facilitated between borrowers and institutional funding partners, we and the VIE group have engaged licensed third-party financing guarantee companies (the “Licensed Credit Enhancement Providers”) to provide financing guarantees to our and the VIE Group’s institutional funding partners. If any borrower defaults, the Licensed Credit Enhancement Providers are obligated to repay the overdue amount and interest to the corresponding institutional funding partner. The Licensed Credit Enhancement Providers also demand counter-guarantees by another credit enhancement company in some contracts cases. Under certain circumstances, we and the VIE Group also provide additional commitment to certain institutional funding partners or the Licensed Credit Enhancement Providers. To better manage the associated risks, we and the VIE Group in turn obtain a back-to-back guarantee from another third-party company.

Despite our and the VIE Group’s efforts to reduce regulatory risks, we and the VIE group cannot assure you that the relevant government authorities would not interpret the commitments we and the VIE Group provided to our and the VIE Group’s institutional funding partners or the Licensed Credit Enhancement Providers as an operation of financing guarantee business without approval. If relevant government authorities take the view that the commitments we and the VIE Group provided to our and the VIE Group’s institutional funding partners or the Licensed Credit Enhancement Providers is a provision of financing guarantee business without approval, we and the VIE Group would be subject to licensing requirements,fines and other administrative penalties. As a result, our and the VIE Group’s business, financial condition, and results of operations could be adversely affected.

To further reduce the regulatory risks, apart from licensed third-party financing guarantee companies, starting January, 2022, we and the VIE Group established our and the VIE Group’s wn financing guarantee companies to provide additional commitment to certain institutional funding partners or the Licensed Credit Enhancement Providers, or provide financing guarantee services directly to our and the VIE Group’s institutional funding partners for the loans funded by them. According to the regulations on financial guarantee, the maximum amount of outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets. As a result, the maximum amount of outstanding guarantee liabilities that can be provided by our and the VIE Group’s own guarantee companies cannot meet the needs of all of our institutional funding partners.

Furthermore, it is reported that, in July 2021, the Credit Bureau of the PBOC issued a notice to the online platform operators, requiring online platforms to achieve full “disconnection” of personal information from financial institutions. Online platform operators which provide online loan facilitating services, shall not provide information submitted by individuals, information generated within the online platform or information obtained from external sources directly to financial institutions in the name of application information, identity information, basic information, personal profile scoring information, etc. During our and the VIE Group’s cooperation with certain institutional funding partners since the third quarter of 2019, we and the VIE Group provide the personal information of individual borrowers after initial screening to our and the VIE Group’s institutional funding partners. We and the VIE Group have been discussing with Baihang Credit Co., Ltd. and PuDao Credit Information Co., Ltd. to find a feasible regulatory-approved specific plan for “disconnection”, and will complete the deployment of risk control strategy and corresponding system modification under the “disconnection” by the end of April 2023. After that, we and the VIE Group will gradually realize the disconnection with our and the VIE Group’s cooperating financial institutions in accordance with the regulatory requirements.

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

Considering the regulatory environment on loan facilitation information intermediaries, we and the VIE Group ceased to offer new loans for online individual investors’ subscription since April 2020 and transitioned to a full institutional funding partner model. In November 2020, the outstanding loan balance of our and the VIE Group’s legacy P2P lending business was reduced to zero.

As we and the VIE Group transitioned to a full institutional funding partner model, we and the VIE Group have worked with a diversified group of funding partners, which includes commercial banks, consumer finance companies, trusts and microcredit companies. We and the VIE Group believe our and the VIE Group’s capital-light strategy of pursuing diversified funding sources will support our and the VIE Group’s continuous growth, allow us to facilitate a wide variety of loans under changing market conditions. We and the VIE Group will further optimize and diversify our and the VIE Group’s funding sources by cooperating with additional entities, while also seeking to strengthen our and the VIE Group’s mutually beneficial relationships with existing funding partners by leveraging our and the VIE Group’s technology and data services to ensure the scalability, stability and sustainability of our and the VIE Group’s funding. The growth and success of our and the VIE Group’s future operations depend on the availability of adequate lending capital, at a commercially reasonable cost, to meet borrower demand for loans facilitated on our and the VIE Group’s platform.

If the funding partners’ risk appetite changes due to changes in economic conditions, regulatory regime, any unexpected shortage of funds, availability of licensed third party credit enhancement service providers or other reasons, funding partners may choose to offer different investment terms, which are not acceptable to us, or choose to not invest in loans facilitated on our and the VIE Group’s platforms. To the extent that it is necessary to obtain additional lending capital from funding partners, such lending capital may not be available to our and the VIE Group’s platforms on acceptable terms or at all. If adequate funds are not available to meet borrowers’ demand for loans when they arise, our and the VIE Group’s platforms may not be able to fulfill all loan requests and the volume of loans facilitated on our and the VIE Group’s platforms may be significantly impacted. If the volume of loans facilitated on our and the VIE Group’s platforms are unable to fulfill all loan requests of potential borrowers on a timely basis, we and the VIE Group may experience a loss of market share or slower than expected growth, in which case our and the VIE Group’s business, financial condition and results of operations could be materially and adversely affected.

Our and the VIE Group’s cooperation with institutional funding partners may expose us to regulatory uncertainties and we and the VIE Group may be required to obtain additional government approval or license due to our and the VIE Group’s cooperation with institutional funding partners.

We and the VIE Group have expanded our and the VIE Group’s institutional funding partner base and the volume of loans funded by our and the VIE Group’s institutional funding partners in 2020 and since April 2020, we and the VIE Group collaborate exclusively with institutional funding partners to fund our and the VIE Group’s loans. Our and the VIE Group’s collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional funding partners. For example, Circular 141 provides a series of guidance on the cash loan business of financial institutions. In July 2020, the CBIRC issued the Commercial Banks Online Lending Measures to provide detailed rules on online loans provided by commercial banks. Further, on February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. To comply with such guidance, our and the VIE Group’s institutional funding partners, such as commercial banks, consumer finance companies, trusts and microcredit companies, may need to change their cooperation model with their business partners, including us, which may adversely affect our and the VIE Group’s business. In addition, we and the VIE Group cannot assure you that the business operations of our and the VIE Group’s institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our and the VIE Group’s institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our and the VIE Group’s business, financial condition and prospects would be materially and adversely affected.

In addition, CBIRC Circular 37 explicitly provides that institutions providing customer promotion, credit assessment and other services for various lending institutions shall not provide financing guarantee services without approval. For the loans facilitated between borrowers and institutional funding partners, we and the VIE Group have engaged the Licensed Credit Enhancement Providers to provide financing guarantees to our and the VIE Group’s institutional funding partners. If any borrower defaults, the Licensed Credit Enhancement Providers are obligated to repay the overdue amount and interest to the corresponding institutional funding partner. The Licensed Credit Enhancement Providers also demand counter-guarantees by another credit enhancement company in some contracts cases. Under certain circumstances, we and the VIE Group also provide additional commitment to certain institutional funding partners or the Licensed Credit Enhancement Providers. To better manage the associated risks, we and the VIE Group in turn obtain a back-to-back guarantee from another third-party company. Despite our and the VIE Group’s efforts to reduce regulatory risks, we and the VIE Group cannot assure you that the relevant government authorities would not interpret the commitments we and the VIE Group provided to our institutional funding partners or the Licensed Credit Enhancement Providers as an operation of financing guarantee business without approval. If relevant government authorities take the view that the commitments we provided to our and the VIE Group’s institutional funding partners or the Licensed Credit Enhancement Providers is a provision of financing guarantee business without approval, we and the VIE Group would be subject to licensing requirements, fines and other administrative penalties. As a result, our and the VIE Group’s business, financial condition, and results of operations could be adversely affected.

Because we conduct businesses in many countries and intend to continue to expand in international markets, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations.

While we operate our businesses with a focus on the China market, we have been exploring opportunities in other developing countries with a significant size of low- to mid- income population in recent years and intend to continue to expand our businesses in international markets. For example, in 2019, we established our Indonesia office to supervise our rapid development in Southeast Asia. In September 2021, we commenced our businesses in Nigeria and intend to continue to ramp up our business in Nigeria in the future.

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

The total loan origination volume facilitated through our and the VIE Group’s platform was RMB11.6 billion in 2020, RMB21.9 billion in 2021, and RMB55.5 billion (US$8.0 billion) in 2022, respectively. To maintain the high growth momentum of our and the VIE Group’s platform, we and the VIE Group must continuously increase the volume of loans by retaining current participants and attracting more users whose financing needs can be met on our and the VIE Group’s platform. If there are insufficient institutional funding sources, borrowers may not be able to obtain capital through our and the VIE Group’s platform and may turn to other sources for their borrowing needs. If we and the VIE Group are unable to attract qualified borrowers and sufficient institutional funding, or if borrowers do not continue to participate in our and the VIE Group’s platform at the current rates due to any changes or other business or regulatory reasons, we and the VIE Group may be required to modify the way we and the VIE Group conduct our and the VIE Group’s business to ensure compliance with existing or new PRC laws and regulations, we and the VIE Group might not be able to increase our and the VIE Group’s loan transaction volume and revenues as we and the VIE Group expect, and our and the VIE Group’s business and results of operations may be adversely affected.

If we and the VIE Group are unable to secure funding from institutional funding partners on terms acceptable to us, or at all, our and the VIE Group’s reputation, results of operations and financial condition may be materially and adversely affected.

We and the VIE Group collaborate with institutional funding partners to fund certain loans we and the VIE Group facilitate. Our and the VIE Group’s current institutional funding partners include commercial banks, consumer finance companies, trusts and microcredit companies.

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

Our and the VIE Group’s institutional funding partners typically agree to provide funding to our and the VIE Group’s users who meet their predetermined criteria, subject to their approval process. In addition, while our and the VIE Group’s users’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our and the VIE Group’s institutional funding partners, they may implement additional requirements in their approval process outside of our and the VIE Group’s monitor and control. Thus, there is no assurance that our and the VIE Group’s institutional funding partners could provide reliable, sustainable and adequate funding to support the required liquidity as they could decline to fund user loans originated on our and the VIE Group’s platform. In addition, if PRC laws and regulations impose more restrictions on cooperation with institutional funding partners, these institutional funding partners will become more selective in choosing cooperation partners, which may drive up the funding costs and the competition among loan facilitation platforms to cooperate with a limited number of institutional funding partners as well as other non-institutional funding sources. Any of the above may materially increase our and the VIE Group’s funding costs, which may adversely affect our and the VIE Group’s results of operations and profitability. Furthermore, if PRC laws and regulations are issued that prohibit our and the VIE Group’s cooperation with our and the VIE Group’s institutional funding partners, our and the VIE Group’s cooperation with our and the VIE Group’s funding partners may have to be terminated or suspended, which may materially and adversely affect our and the VIE Group’s business, financial condition and results of operations.

If we and the VIE Group are unable to provide a high-quality user experience, our and the VIE Group’s business and reputation may be materially and adversely affected.

The success of our and the VIE Group’s business largely depends on our and the VIE Group’s ability to provide high-quality user experience, which in turn depends on a variety of factors. These factors include our and the VIE Group’s ability to continue to offer loan facilitation services at competitive amount of financing interest and service fees and adequate credit limits, reliable and user-friendly website interface and mobile apps for users to browse, apply for credit, and further improve our and the VIE Group’s online transaction process. If users are not satisfied with our and the VIE Group’s services, or our and the VIE Group’s system is severely interrupted or otherwise fail to meet the borrowers’ requests, our and the VIE Group’s reputation and borrower loyalty could be adversely affected.

In addition, if our and the VIE Group’s user service representatives fail to provide satisfactory service, or if waiting time for our and the VIE Group’s user service hotline is too long due to the high volume of inquiries from users at peak times, our and the VIE Group’s brands and borrower loyalty may be adversely affected. In addition, any negative publicity or poor feedback regarding our and the VIE Group’s borrower service may harm our and the VIE Group’s brands and reputation and in turn cause us to lose borrowers and market share. As a result, if we and the VIE Group are unable to continue to maintain or enhance our and the VIE Group’s borrower experience and provide a high-quality borrower service, we and the VIE Group may not be able to retain borrowers or attract prospective borrowers, which could have a material adverse effect on our and the VIE Group’s business, financial condition and results of operations.

Furthermore, our and the VIE Group’s platform features a high proportion of repeat borrowers. Out of the total loan volume facilitated through our and the VIE Group’s platform in 2020, 2021 and 2022, 72.8%, 62.3% and 71.6%, respectively, was attributable to repeat borrowers who had successfully borrowed on our and the VIE Group’s platform before. The loan size of repeat borrowing of repeat borrowers tends to be larger than that of first time borrowing. Repeat borrowing also generally contributes to a higher overall credit quality of borrowers on our and the VIE Group’s platform as we and the VIE Group only permit borrowers with positive repayment histories to become repeat borrowers. If we and the VIE Group are unable to maintain a high-quality user experience in the future, the numbers of our and the VIE Group’s repeat borrowing rate and repeat borrowers on our and the VIE Group’s platform will decrease. As a result, the credit quality, amount of transaction and service fees and overall profitability of our and the VIE Group’s platform may be adversely affected.

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
•
enhance and improve our and the VIE Group’s credit assessment;
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

According to the relevant PRC laws and regulations, in the context of lending activities between individuals, entities or other organizations that are not licensed financial institutions, if the interest rate of a loan exceeds 36% per annum, the exceeding part of the interest rate is invalid and void; if the interest rate of a loan exceeds 24% per annum but is no more than 36% per annum, the exceeding part will be treated as natural obligation—valid but not enforceable in the PRC judicial system, while the enforceability of the 24% per annum part will not be affected. In addition, on August 4, 2017, the Supreme People’s Court promulgated the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides, among others, that (i) the claim of a borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high shall be supported by the PRC courts; and (ii) in the context of online finance disputes, if the online loan facilitation platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediary fee, it shall be ruled as invalid. In addition, under Circular 141, the overall borrowing costs charged to borrowers should be calculated by loan interest together with all relevant fees and presented in an annualized form.

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

Consequently, PRC courts will not uphold our and the VIE Group’s request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that our own financing guarantee companies which directly provide financing guarantee services to the institutional partners refund the portion exceeding the limit and the PRC courts may uphold such requests. To ensure compliance with the caps, our and the VIE Group’s own financing guarantee companies may need to reduce the fees they charge to our and the VIE Group’s borrowers, subject to further negotiation with them. Institutional funding partners may further lower the annual percentage rate of charge of their loans from time to time if the cap of aggregated borrowing costs charged by licensed financial institutions is further lowered by any newly adopted, or by the application of any existing, laws, regulations or ruling. If our and the VIE Group’s funding partners or us are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the limits permitted by the relevant laws and regulations, our and the VIE Group’s business, financial condition, results of operations and our and the VIE Group’s cooperation with our and the VIE Group’s funding partners could be materially and adversely affected.

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

Economic conditions in China are subject to domestic economic and political policies, and are also sensitive to global economic conditions, regional instability and tension, as well as the relationship among China and other countries. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. The global macroeconomic environment is also facing challenges. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. In addition, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global or Chinese economy may further adversely affect our and the VIE Group’s business, results of operations and financial condition.

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

For the purpose of credit assessment, we and the VIE Group obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. The third parties whom we and the VIE Group collaborate with include industry anti-fraud service providers, Internet or wireless service providers, online shopping websites and payment service providers. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. Additionally, once we and the VIE Group have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we and the VIE Group have previously obtained inaccurate. We and the VIE Group currently cannot determine whether borrowers have outstanding loans through other online consumer finance platforms at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our and the VIE Group’s platform in order to pay off loans on other online consumer finance platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our and the VIE Group’s platform, the additional debt may impair the ability of that borrower to make payments on his or her loan and the funding partner’s ability to receive returns associated with such loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of his or her indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to funding partners on our and the VIE Group’s platform. The additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower, impairing the borrower’s ability to repay the loan and the funding partner’s ability to receive investment returns associated with such loan. In addition, if a borrower incurs debt on other online loan facilitation platforms in order to repay our and the VIE Group’s loans, the borrower’s ability to repay such loans is limited by the availability of funding sources subject to factors beyond the borrower’s control, which may adversely affect our and the VIE Group’s results of operations. For instance, in the first half of 2020, the outbreak of COVID-19 pandemic increased market uncertainties and resulted in an unexpected short-term volatility of borrower credit performance across our and the VIE Group’s industry, and in particular, we and the VIE Group observed a slightly increase in our and the VIE Group’s delinquency rate in the first quarter of 2020. Such inaccurate or incomplete borrower information could compromise the accuracy of our and the VIE Group’s credit assessment and adversely affect the effectiveness of our and the VIE Group’s risk management, which could in turn harm our and the VIE Group’s reputation, and as a result our and the VIE Group’s business and results of operations could be materially and adversely affected.

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

In addition, if a borrower’s financial condition worsens after his or her loan application is approved, we and the VIE Group may not be able to take measures to prevent default on the part of the borrower and thereby maintain a reasonably low default rate for loans facilitated through our and the VIE Group’s platform. Our and the VIE Group’s credit assessment model may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower’s creditworthiness deteriorates. In addition, certain line items on our and the VIE Group’s financial statements, including allowance for uncollectible receivables, contract assets, loans receivable and others, are and were recorded based on the default rate that we and the VIE Group estimate. Since our and the VIE

Group’s estimate of the risks might be inaccurate, our and the VIE Group’s consolidated financial statements may be materially misstated.

While we and the VIE Group continuously refine the algorithms, data processing and machine learning used by our and the VIE Group’s credit assessment model to reduce the likelihood of mispricing loans or misclassifying borrower, our and the VIE Group’s approval process could be negatively affected if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale. If any of the foregoing were to occur in the future, borrowers may reduce the use of our and the VIE Group’s platform for financing, and our and the VIE Group’s reputation and market share would be materially and adversely affected, which would severely impact our and the VIE Group’s business and results of operations.

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

We and the VIE Group do not impose restrictions on borrowers’ use of loans facilitated by our and the VIE Group’s platform or prohibit our and the VIE Group’s borrowers from incurring other debt or impose financial covenants on borrowers during the term of the loan, which will increase the risk of non-payment on our and the VIE Group’s loans.

We and the VIE Group are faced with the risk that borrowers borrow money by using loan facilitation services provided by us and the VIE Group to pay off loans on other online consumer finance platforms. Subject to credit assessment result, borrowers may take out new loans on our and the VIE Group’s platform to pay off their other existing loans facilitated by others. We and the VIE Group also do not prohibit our and the VIE Group’s borrowers from incurring additional indebtedness, which may impair the borrower’s ability to observe his or her payment obligations under loan facilitation services on our and the VIE Group’s platform and therefore adversely affect the relevant funding partner’s returns. Although we and the VIE Group take certain measures to monitor our and the VIE Group’s borrowers’ credit records and indebtedness, we and the VIE Group may not be able to effectively prevent the occurrence of such behavior given the practical difficulty in tracking and controlling the usage of borrowed funds and the financial activities of our and the VIE Group’s borrowers.

If a borrower becomes insolvent or otherwise run into financial distress, any unsecured loan (including those obtained through our and the VIE Group’s platform) will rank pari passu to each other and the borrower may cherry-pick among his or her creditors and our and the VIE Group’s funding partners may suffer losses. For secured loans, the ability of other secured lenders to exercise remedies against the assets of the borrower may impair the borrower’s ability to repay the loan to our and the VIE Group’s funding partners. Funding partners may lose their confidence in us and our and the VIE Group’s reputation and business may be adversely affected.

Fraudulent activity on our and the VIE Group’s platform could negatively impact our and the VIE Group’s operating results, brand and reputation and cause the use of our and the VIE Group’s loan facilitation services to decrease.

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
•
seasonality of our and the VIE Group’s loan facilitation services, which are generally higher in the third and fourth quarters due to national holidays and consumer spending patterns;
•
our and the VIE Group’s strategy with a focus on long-term growth instead of immediate profitability; and
•
The incurring of expenses related to acquisitions activities of businesses or technologies and potential future charges for impairment of goodwill, if any.

Fluctuations in our and the VIE Group’s interim period results may affect the price of our ADSs in an adverse manner.

We and the VIE Group incurred net losses in the past and may not be able to achieve and sustain profitability in the future. Furthermore, we and the VIE Group experienced net cash outflows in the past and may experience liquidity pressure in the future.

We and the VIE Group had net income of RMB250.1 million, RMB467.8 million and RMB1,180.2 million (US$171.1 million) in 2020, 2021 and 2022, respectively. In addition, we and the VIE Group had accumulated deficits of RMB1,266.8 million and RMB794.8 million as of December 31, 2020 and 2021, respectively, and turned positive retained earnings of RMB384.9 million (US$55.8 million) as of December 31, 2022. Although we and the VIE Group achieved net profitability in the past three fiscal years and was in retained earnings position as of the end of 2022, we and the VIE Group incurred net losses in the past. We and the VIE Group cannot assure you that we and the VIE Group will be able to continue to achieve and sustain profitability in the future.

Furthermore, we and the VIE Group experienced net cash inflows from operating activities in 2022 of RMB133.6 million (US$19.4 million), we and the VIE Group cannot assure you that we and the VIE Group will be able to continue to grow our and the VIE Group’s revenue and operating cash inflows. We and the VIE Group generate a substantial majority of our and the VIE Group’s total revenues from service fees we and the VIE Group collect from our and the VIE Group’s institutional funding partners. Any material decrease in our and the VIE Group’s service fees would have a substantial impact on our and the VIE Group’s profit margin and liquidity status. We and the VIE Group may also experience a decrease in our and the VIE Group’s operating cash outflows as we and the VIE Group anticipate that our and the VIE Group’s operating cost and expenses may increase in the foreseeable future as we and the VIE Group continue to grow our and the VIE Group’s business, attract funding partners and borrowers and further enhance and develop our and the VIE Group’s products, enhance our and the VIE Group’s risk management capabilities and increase brand recognition. These efforts may prove more costly than we and the VIE Group currently anticipate, and we and the VIE Group may not succeed in increasing our and the VIE Group’s revenue sufficiently to offset these higher expenses. There are other factors that could negatively affect our and the VIE Group’s financial condition. Furthermore, we and the VIE Group have adopted share incentive plans in the past and may adopt new share incentive plans in the future, which have caused, and will result in, significant share-based compensation expenses to us, which will decrease our and the VIE Group’s net income. As a result of the foregoing and other factors, our and the VIE Group’s net income margins may decline or we and the VIE Group may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis. Furthermore, our and the VIE Group’s liquidity status may deteriorate. In addition, our and the VIE Group’s ability to satisfy our and the VIE Group’s liquidity and capital needs may be affected by additional factors and events that affects the online consumer finance industry, as well as other macroeconomic and socio-political factors that increase our and the VIE Group’s cash needs making us face continuing or greater liquidity pressure.

Our and the VIE Group’s failure to compete effectively could adversely affect our and the VIE Group’s results of operations and market share.

The online consumer finance market is an emerging industry in China. We and the VIE Group face competition from other online consumer finance platforms, online platforms that engage in online loan facilitation and traditional financial institutions. We and the VIE Group compete with other online platforms that engage in online lending businesses for borrowers. We and the VIE Group also compete with traditional financial institutions, including credit card issuers, online consumer finance business units in commercial banks and other online consumer finance companies.

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

If we and the VIE Group fail to promote and maintain our and the VIE Group’s brand in a cost-efficient way, our and the VIE Group’s business and results of operations may be harmed.

We and the VIE Group believe that developing and maintaining awareness of our and the VIE Group’s brand effectively is critical to attracting new and retaining existing funding partners and borrowers to our and the VIE Group’s platform. This depends largely on the effectiveness of our and the VIE Group’s marketing efforts and the success of the channels we and the VIE Group use to promote our and the VIE Group’s platform. If any of our and the VIE Group’s current marketing channels become less effective, if we and the VIE Group are unable to continue to use any of these channels, or if the cost of using these channels were to significantly increase or if we and the VIE Group are not successful in generating new channels, we and the VIE Group may not be able to attract new funding partners and borrowers in a cost-effective manner or convert potential funding partners and borrowers into active funding partners and borrowers on our and the VIE Group’s platform.

We and the VIE Group have incurred expenses on a variety of brand promotion and borrower and investor acquisition efforts designed to enhance our and the VIE Group’s brand recognition and increase the number of borrowers and investors on our and the VIE Group’s platform. The costs of any such branding and marketing activities are likely to be considerable. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we and the VIE Group fail to successfully promote and maintain our and the VIE Group’s brand and increase revenues while incurring substantial expenses, our and the VIE Group’s results of operations and financial condition would be adversely affected, which may impair our and the VIE Group’s ability to grow our and the VIE Group’s business.

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

We and the VIE Group generate a substantial majority of our and the VIE Group’s total revenues from service fees we and the VIE Group collect from our and the VIE Group’s institutional funding partners. These fee rates may be affected by the loan volume and quality we and the VIE Group facilitated, the macroeconomic factors as well as the competition in the online consumer finance industry. We and the VIE Group may be unable to offer attractive service fee rates while driving the growth and profitability of our and the VIE Group’s business. Furthermore, our and the VIE Group’s competitors may lower their fee rates in an effort to lure funding partners away from us. If we and the VIE Group reduce our and the VIE Group’s fee rates in order to compete more effectively, the profitability of our and the VIE Group’s business could be adversely affected. If we and the VIE Group do not reduce our and the VIE Group’s fee rates, funding partners may leave our and the VIE Group’s platform, and the total service fees we and the VIE Group collect may decline. Any material decline in our and the VIE Group’s fee rates or the fees we and the VIE Group collect could have a material adverse effect on our and the VIE Group’s business, results of operations and financial condition.

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

Furthermore, the stringent reporting obligation imposed by the Cyber Security Law of the PRC itself, without a finding of violation, may have a material adverse impact on our and the VIE Group’s business and results of operations. As we and the VIE Group are obligated by the law to inform our and the VIE Group’s users of any security flaw or vulnerability as they are discovered, users may become wary of the existence or frequency of such reports and lose confidence in the security of our and the VIE Group’s system, and thus may be discouraged from choosing or continuing to use our and the VIE Group’s services, even if the security flaws or vulnerabilities are readily fixable and can be easily overcome.

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

Currently, we and the VIE Group rely on our and the VIE Group’s third-party service providers, in particular payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. For institutional funding partners, they generally transfer the funds to borrowers directly. The payment companies and our and the VIE Group’s institutional funding partners are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China. If any of our and the VIE Group’s third-party service providers or institutional funding partners fails to comply with applicable anti-money laundering laws and regulations, our and the VIE Group’s reputation could suffer and we and the VIE Group could become subject to regulatory intervention, which could have a material adverse effect on our and the VIE Group’s business, financial condition and results of operations.

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

Our management, with the participation of our chief executive officer and chief financial officers, has performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2022 due to the material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

In response to the identified material weaknesses, we have implemented the following measures to address the material weaknesses previously identified, including (i) participating in training and seminars provided by professional services firms, (ii) providing internal training to our accounting team on U.S. GAAP knowledge and standard updates, (iii) setting up a systematic accounting manual for U.S. GAAP and the financial closing process and (iv) implementing updated internal control framework. We are also in the process of implementing the following measures, including (i) monitoring internal control effectiveness on a continuous basis, and (ii) engaging professional service companies to help implement SOX 404 compliance together with the establishment of an internal audit function.

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

Our and the VIE Group’s loan facilitation services are mostly offered through mobile apps. As new mobile devices and platforms are released, it is difficult to predict the problems we and the VIE Group may encounter in developing applications for these new devices and platforms, and we and the VIE Group may need to devote significant resources to the development, support and maintenance of such applications. In addition, our and the VIE Group’s future growth and our and the VIE Group’s results of operations could suffer if we and the VIE Group experience difficulties in the future in integrating our and the VIE Group’s loan facilitation services into mobile devices or if problems arise with our and the VIE Group’s relationships with providers of mobile operating systems or mobile app stores, or if we and the VIE Group face increased costs to distribute or have users utilize our and the VIE Group’s loan facilitation services on mobile devices. We and the VIE Group are further dependent on the interoperability of providing our and the VIE Group’s loan facilitation services on popular mobile operating systems that we and the VIE Group do not control, such as iOS and Android, and any changes in such systems that degrade the accessibility of our and the VIE Group’s loan facilitation services or give preferential treatment to competing products could adversely affect the usability of our and the VIE Group’s services on mobile devices. In the event that it is more difficult for our and the VIE Group’s users to access and utilize our and the VIE Group’s loan facilitation services on their mobile devices, or if our and the VIE Group’s users choose not to access or utilize our and the VIE Group’s loan facilitation services on their mobile devices or to use mobile operating systems that do not offer access to our and the VIE Group’s loan facilitation services, our and the VIE Group’s user growth could be harmed and our and the VIE Group’s business, financial condition and operating results may be adversely affected.

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

In addition to our and the VIE Group’s website, we and the VIE Group also offer online consumer finance products through our and the VIE Group’s mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the app Provisions, promulgated by the CAC, on June 28, 2016 and amended on June 14, 2022. According to the app Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We and the VIE Group have implemented internal control procedures screening the information and content on our and the VIE Group’s mobile applications to ensure their compliance with the app Provisions. However, we and the VIE Group cannot assure that all the information or content displayed on, retrieved from or linked to our and the VIE Group’s mobile applications complies with the requirements of the app Provisions at all times. If our and the VIE Group’s mobile applications were found to be violating the app Provisions, we and the VIE Group may be subject to administrative penalties, including warning, service suspension or removal of our and the VIE Group’s mobile applications from the relevant mobile application store, which may materially and adversely affect our and the VIE Group’s business and operating results.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. For example, on September 11, 2020, a securities class action complaint was filed against us and our officers and directors in the Supreme Court of the State of New York, County of New York. An amended complaint was filed on February 1, 2021, which added as defendants the underwriters for our initial public offering. The plaintiff asserted claims under Sections 11 and 15 of the Securities Act of 1933 based on purported misstatements and omissions in Form F-1 registration statement for our initial public offering. The plaintiff brought his claims individually and on behalf of all other persons who acquired our American Depositary Shares pursuant and/or traceable to our initial public offering, and seeks compensatory damages, rescission, injunctive relief, and costs and expenses, including attorneys’ fees and expert fees in unidentified amounts. On August 15, 2022, the Court entered an order of preliminary approval of a settlement in the Action. The Court has approved the settlement and the case has been dismissed. Under the terms of the settlement, we paid an aggregate of US$2.0 million in 2022 as a full and final settlement to resolve all claims that arise out of or relate to the subject matter of the class action as to all parties involved in the action.

The class action suit that we are aware of and if we were involved in a class action suit in the future, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

We have made certain investments and acquisitions during past years, including setting up a subsidiary in Indonesia, Nigeria and a joint venture company with local partners in Mexico to expand our overseas business. Also, we have acquired certain equity interest in Keen Best Investments Limited (“Keen Best”) and Shanghai Bweenet Network Technology Co., Ltd. (“Shanghai Bweenet”). See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” Keen Best principally engages in the internet microcredit business in the PRC. Shanghai Bweenet principally engages in sale of hardware. However, our investments and acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan facilitation services provided by our and the VIE Group’s platform or that any new or enhanced loan facilitation services, if developed, will achieve market acceptance or prove to be profitable.

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

We and the VIE Group currently work with a number of business partners in various aspects of our and the VIE Group’s business. Pursuing, establishing and maintaining relationships with business partners require significant time and resources as does integrating third-party data and services with our and the VIE Group’s system. Our and the VIE Group’s current agreements with business partners generally do not prohibit them from working with our and the VIE Group’s competitors or from offering competing services. Our and the VIE Group’s competitors may be more effective in providing incentives to our and the VIE Group’s business partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our and the VIE Group’s platform. Certain types of business partners may devote more resources to support their own competing businesses. In addition, these business partners may not perform as expected under our and the VIE Group’s agreements with them, and we and the VIE Group may have disagreements or disputes with them, which could adversely affect our and the VIE Group’s brand and reputation. If we and the VIE Group cannot successfully enter into and maintain effective relationships with business partners, our and the VIE Group’s business will be harmed.

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

Some aspects of our and the VIE Group’s digital operations include software covered by open source licenses. The terms of various open source licenses have not been interpreted by PRC courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our and the VIE Group’s online and mobile-based channels. If portions of our and the VIE Group’s proprietary software are determined to be subject to an open source license, we and the VIE Group could be required to publicly release the affected portions of our and the VIE Group’s source code, re-engineer all or a portion of our and the VIE Group’s technologies if required so by the license, or otherwise be limited in the licensing of our and the VIE Group’s technologies, each of which could reduce or eliminate the value of our and the VIE Group’s technologies and loan facilitation services. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with use of open source software cannot be eliminated, and could adversely affect our and the VIE Group’s business.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities.

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

On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which, among others, amended the HFCAA to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCAA to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

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

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations (the “PCAOB Determinations”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our current auditor, Marcum Asia CPAs LLP, or Marcum Asia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2020 and, as of the date of this annual report, was not included in the list of PCAOB identified firms in the PCAOB Determination Report issued on December 16, 2021.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S. law.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

If the Contractual Arrangements that establish the structure for operating our and the consolidated VIE’s business in the PRC are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or the consolidated VIE fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and STA, would have broad discretion in dealing with such violations, including:

• revoking the business and operating licenses;

• discontinuing or restricting the operations;

• imposing fines or confiscating any of the income from us and the consolidated VIE that they deem to have been obtained through illegal operations;

• requiring us to restructure our and the consolidated VIE’s operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our and the consolidated VIE’s business, staff and assets;

• imposing additional conditions or requirements with which we and the consolidated VIE may not be able to comply;

• restricting or prohibiting the use of proceeds from the initial public offering or other financing activities to finance our and the consolidated VIE’s business and operations in the PRC; or

• taking other regulatory or enforcement actions that could be harmful to our and the consolidated VIE’s business.

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

Our and the consolidated VIE’s ability to successfully conduct and expand business operations in the PRC depends on a number of factors, including macro-economic and other market conditions. Demand for our and the consolidated VIE’s services and our and the consolidated VIE’s business, financial condition and results of operations may be materially and adversely affected by the following factors:

• political instability or changes in social conditions of the PRC;

• changes in laws, regulations, and administrative directives or the interpretation thereof;

• measures which may be introduced to control inflation or deflation; and

• changes in the rate or method of taxation.

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

In light of the foregoing, as advised by our PRC legal counsel, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we nor the consolidated VIE has been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures will be applicable to a future offering conducted by China-based companies listed overseas. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the consolidated VIE will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we and our PRC legal counsel do, and there is no assurance that we and the consolidated VIE can fully or timely comply with such laws. In addition, we and/or the consolidated VIE may be required to go through cybersecurity review by the CAC as a result of change in applicable laws, regulations or interpretations. In the event that we and the consolidated VIE are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we and the consolidated VIE face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we and the consolidated VIE may be further required to suspend our and the consolidated VIE’s relevant business, shut down our and the consolidated VIE’s website, or face other penalties, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations, and/or the value of our ADSs or could significantly limit or completely hinder our and the consolidated VIE’s ability to offer or continue to offer securities to investors. In addition, if any of these events causes us unable to direct the activities of the consolidated VIE or lose the right to receive their economic benefits, we may not be able to consolidate the VIE into our consolidated financial statements in accordance with U.S. GAAP, which could cause the value of our ADSs to significantly decline or become worthless.

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

We are required to complete filing or fulfill other requirements of the CSRC within three business days after the closing of our future offerings, according to the Trial Administrative Measures. We do not believe we are required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors as of the date of this annual report.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures and five supporting guidelines, which became effective on March 31, 2023. The Trial Administrative Measures lay out filing procedures for PRC domestic enterprises to file their initial public offerings and follow-on overseas offerings with the CSRC. PRC domestic enterprises are required to file follow-on offerings with the CSRC within three business days after the closing of such offerings.

According to the Trial Administrative Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by laws, regulations or relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the PRC domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy; (iv) if the PRC domestic enterprise is currently under judicial investigation for suspicion of criminal offenses, or is under investigation for suspicion of material violations of law; and (v) if there are material ownership disputes over the equity held by the controlling shareholder or held by the shareholder controlled by the controlling shareholder or actual controller.

As a result, we are required to complete the filing procedures with the CSRC for any future follow-on offerings within three business days after the closing of the offering.

On February 24, 2023, the CSRC and other relevant government authorities published the Provisions on Confidentiality and Archives Management. According to the Provisions on Confidentiality and Archives Management, PRC domestic enterprises that seek to offer and list securities in overseas markets shall establish confidentiality and archives management system. The PRC domestic enterprises shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic enterprises shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies. Nevertheless, the Provisions on Confidentiality and Archives Management do not provide a clear scope of materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. Given the uncertainties surrounding the interpretation of the Provisions on Confidentiality and Archives Management, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

The Trial Administrative Measures and the Provisions on Confidentiality and Archives Management, as advised by our PRC legal counsel, may subject us to additional compliance requirement in the future for a future securities offering, including completion of filing procedures and obtaining required approval. We cannot assure you that we will be able to get the clearance of filing procedures or obtain the required approval on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

With respect to the Cyberspace Administration of China, or the CAC, as advised by our PRC legal counsel, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we nor the consolidated VIE has been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures will be applicable to a future offering conducted by China-based companies listed overseas. For further discussion on the risks relating to the oversight of the CAC, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure——It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.”

As advised by our PRC legal counsel, we believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither the consolidated VIE nor any of our other subsidiaries has been recognized as critical information infrastructure operators; and (ii) data processed in the consolidated VIE and our other subsidiaries’ business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Geerong Yun, Geerong Yunke, Shanghai Wuxingjia and Shanghai Jiajie may be deemed to be providing commercial Internet information services, which would require the aforementioned companies to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

Except as otherwise disclosed in the foregoing, we do not believe we are required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors as of the date of the annual report.

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

Foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce, domestic multi-party communication, storage and forwarding and call center) and major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001, as amended, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version). Pursuant to the Decision of the State Council to Amend and Repeal Certain Administrative Regulations (2022) which was promulgated on March 29, 2022 and became effective on May 1, 2022, except as otherwise stipulated by the state, foreign investor contemplating to acquire equity interest in a value-added telecommunications services provider in China will not be required to demonstrate experience in operating value-added telecommunication business overseas and good track records.

We are a Cayman Islands company and our subsidiaries in the PRC, or PRC subsidiaries, are considered foreign invested enterprises. However, PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we hold a value-added telecommunications license through our subsidiary, Shanghai Yixin Network Technology Co., Ltd., and our another subsidiary, Fujian Jiaxi Financing Guarantee Co., Ltd., had obtained the value-added telecommunication business license from the relevant local telecommunication regulatory authority. Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, we set up a series of Contractual Arrangements entered into among Shanghai Kunjia, Jiayin Finance and the shareholders of Jiayin Finance to conduct our operations in China. For a detailed description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the Shareholders of Jiayin Finance.” As a result of these Contractual Arrangements, we exert control over Jiayin Finance and its subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, King & Wood Mallesons, our current ownership structure, the ownership structure of Shanghai Kunjia, Jiayin Finance and its subsidiaries, and the Contractual Arrangements among Shanghai Kunjia, Jiayin Finance and the shareholders of Jiayin Finance are not in violation of existing PRC laws, regulations and rules; and these Contractual Arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, King & Wood Mallesons has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel, King & Wood Mallesons. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our online loan facilitating information services and Internet related value-added business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations.

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

If we had direct ownership of the consolidated VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of consolidated VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by Jiayin Finance, shareholders of Jiayin Finance of their obligations under the Contractual Arrangements to exercise control over the consolidated VIE. The consolidated VIE and its shareholders may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance. If any of Jiayin Finance and shareholders of Jiayin Finance is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by Jiayin Finance or shareholders of Jiayin Finance to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.” Therefore, our Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these Contractual Arrangements. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these Contractual Arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective control over Jiayin Finance and its subsidiaries, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.”

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

We may lose the ability to use and enjoy assets held by the VIE Group that are material to the operation of our business if the entities within the VIE Group declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The VIE Group holds certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Under the Contractual Arrangements, the VIE Group may not, and the shareholders of the VIE Group may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event the VIE Group’s shareholders breach these Contractual Arrangements and voluntarily liquidate any entity within the VIE Group, or the entities within the VIE Group declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the entities within the VIE Group undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The global financial markets have experienced significant disruptions between 2008 and 2009, and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit which creates additional global economic uncertainty and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economic growth will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and other countries, including the surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our and the VIE Group’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our and the VIE Group’s ability to access the capital markets to meet liquidity needs.

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

Our and the VIE Group’s online platform, operated by Geerong Yun, Geerong Yunke, Shanghai Wuxingjia and Shanghai Jiajie may be deemed to be providing commercial Internet information services, which would require the aforementioned companies to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on Value-Added Telecommunication Services.” Furthermore, it is uncertain if Jiayin Finance and its subsidiaries will be required to obtain a separate operating license with respect to our and the VIE Group’s mobile applications in addition to the value-added telecommunications business license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our and the VIE Group’s business. We and the VIE Group cannot assure you that we and the VIE Group have obtained all the permits or licenses required for conducting our and the VIE Group’s business in China or will be able to maintain our and the VIE Group’s existing licenses or obtain new ones. If the PRC government considers that we and the VIE Group were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our and the VIE Group’s business, it has the power, among other things, to levy fines, confiscate our and the VIE Group’s net income, revoke our and the VIE Group’s business licenses, and require us to discontinue our and the VIE Group’s relevant business or impose restrictions on the affected portion of our and the VIE Group’s business. Any of these actions by the PRC government may have a material adverse effect on our and the VIE Group’s business and results of operations.

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

Relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital subscribed by all shareholders or the amount of capital contribution made by all shareholders, as registered with the registration authority. Furthermore, each of our PRC subsidiaries and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. The foregoing restrictions on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all.

In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of conversion and remittance of foreign currency may limit our ability to transfer cash out of China to fund any cash and financing requirements we may have, and may affect the value of your investment.

The PRC government imposes controls and restrictions on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of mainland China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. As such, there should be no assurance that the PRC government will not intervene or impose more restrictions on payments of current account items, including the conversion and remittance of foreign currency out of mainland China for dividend payments. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies and transfer such out of China, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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
•
announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
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

You may need to rely primarily on price appreciation of our ADSs for return on your investment as you may not receive any dividends in any given year which is permitted under our dividend policy.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. On March 28, 2023, our board of directors approved and adopted a dividend policy to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year on a consolidated basis. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as our board of directors may deem relevant. Accordingly, the return on your investment in our ADSs will likely depend primarily upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

We cannot guarantee that any share repurchase plan will be fully consummated or that any share repurchase plan will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.

On June 16, 2022, we announced that our board of directors authorized a share repurchase plan under which the Company may repurchase its ordinary shares in the form of ADSs with an aggregate value of US$10.0 million during the 12-month period beginning on June 13, 2022, which had not been fully consummated as of the date of this annual report. As of March 31, 2023, the Company had repurchased approximately 1.5 million of its ADSs for approximately US$3.5 million under the share repurchase plan.

Our board of directors also has the discretion to authorize additional share repurchase plans in the future. The share repurchase plans do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase plan will enhance long-term shareholder value. The share repurchase plans could increase the volatility of the trading price of the ADSs and may be suspended or terminated at any time. Furthermore, share repurchases could diminish our cash reserves.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

In addition, judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2023, Mr. Dinggui Yan, the beneficial owner of our Class B ordinary shares, beneficially owned approximately 91.2% of the aggregate voting power of our company. As a result, Mr. Dinggui Yan will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary share by a shareholder to any person or entity which is not an affiliate of such holder, or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

As of March 31, 2023, Mr. Dinggui Yan, our founder, director and chief executive officer, beneficially owned approximately 91.2% of the total voting power of our Company. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Jiayin Finance first adopted our 2016 Share Incentive Plan in September 2016, which allowed Jiayin Finance to grant share-based compensation awards to our founders, employees and officers to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In February 2019, we adopted a new share incentive plan, or the 2019 Share Incentive Plan, which became effective after the completion of our initial public offering in May 2019. All outstanding options granted under the 2016 Share Incentive Plan have been cancelled or replaced with options granted under the 2019 Share Incentive Plan. As of December 31, 2022, we had granted options to purchase an aggregate of 3,576,720 Class A ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and restricted share units (“RSUs”) to receive an aggregate of 7,600,000 Class A ordinary shares (excluding RSUs that were forfeited, cancelled, or vested after the relevant grant date), pursuant to the 2019 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

▪
have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);
▪
have an audit committee of at least three independent directors;
▪
have a nominating and corporate governance committee consisting entirely of independent directors; and
▪
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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2022, although there can be no assurances in this regard. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will not take a contrary position to any determination we make. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

Changes in the value of our assets and/or the nature or composition of our income or assets may cause us to be or become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market price of our ADSs or Class A ordinary shares from time to time, which may fluctuate significantly) and also may be affected by how, and how quickly, we spend our liquid assets and the cash we generate from our operations and raise in any offering. In estimating the value of our assets and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization declines, we may be more likely to be a PFIC because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of the value of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being a PFIC for one or more taxable years.

If we are a PFIC for any taxable year during which a United States Holder (as defined in “Item 10. Additional Information––E. Taxation––United States Federal Income Tax Considerations”) hold our ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder, including burdensome reporting requirements. Prospective investors who are United States Holders are strongly encouraged to consult their tax advisors regarding the potential application of the PFIC rules. See “Item 10. Additional Information— E. Taxation—Passive Foreign Investment Company.”

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

In September 2015, Shanghai Wuxingjia was established as a wholly-owned subsidiary of Jiayin Finance to develop our online consumer finance platform business. Mr. Dinggui Yan launched Shanghai Caiyin Asset Management Co., Ltd., or Shanghai Caiyin, in September 2015. We entered into a collaboration agreement with Shanghai Caiyin in 2015 to engage Shanghai Caiyin to provide post-origination loan management services and manage our investor assurance program for loans facilitated prior to April 28, 2018. In December 2015, Shanghai Caiyin also acquired the servicing rights and obligations of all outstanding loan contracts facilitated by Niwodai Finance, which operated our founder’s consumer finance platform at that time, as well as the obligation to continue to provide guarantee on those loans. Niwodai Finance subsequently ceased to operate the individual financing business. We launched our online individual financing platform in December 2015.

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

In September 2019, we disposed of Shanghai Caiyin, a consolidated affiliated entity. On September 16, 2019, Shanghai Wuxingjia a consolidated affiliated entity of our Company, entered into an agreement with Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”), an independent third-party guarantee company, and Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”), a company controlled by Mr. Dinggui Yan, the founder, director and chief executive officer of our Company, which wholly owns the equity interest of Shanghai Caiyin, pursuant to which Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao. After the disposal, Shanghai Caiyin continues to provide services for loans under the investor assurance program it managed.

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

On April 1, 2021, our wholly consolidated VIE, Jiayin Finance, entered into a framework acquisition agreement with Shanghai Bweenet and its shareholders, pursuant to which, Jiayin Finance agreed, subject to certain conditions, to subscribe for certain equity interests of Shanghai Bweenet and acquire certain equity interests held by current shareholders of Shanghai Bweenet, for an aggregate consideration of RMB95.0 million. Following the completion of the transaction, Jiayin Finance owned 95% of the equity interests of Shanghai Bweenet.

On December 29, 2021, Jiayin Finance entered into a share acquisition framework agreement with Shenzhen Rongxinbao, an independent third-party guarantee company, pursuant to which, Jiayin Finance agreed to transfer 95% equity interest of Shanghai Bweenet to Shenzhen Rongxinbao for an aggregate consideration of RMB93.3 million. Following the completion of the proposed transaction, Jiayin Finance no longer owned any equity interest in Shanghai Bweenet.

On January 28, 2022, Shanghai Niwodai Internet Services Co., Ltd. changed its corporate name to Shanghai Wuxingjia Information Technology Co., Ltd.

In August 2022, Hainan Yinke Financing Guarantee Co., Ltd., or Hainan Yinke, was incorporated as a wholly-owned PRC subsidiary of Geerong Yunke. Hainan Yinke provides commitment to certain institutional funding partners or the Licensed Credit Enhancement Providers.

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

We and the VIE Group strategically focus on facilitating mid- to long-term consumer loans, as we and the VIE Group believe such loan facilitation services are best positioned to generate attractive returns for our and the VIE Group’s funding partners, and at the same time, capture the financing needs of quality borrowers. With a highly scalable capital-light business model, we and the VIE Group have been able to grow our and the VIE Group’s platform and reinforce our and the VIE Group’s strengths through network effects.

Our and the VIE Group’s borrowers are typically creditworthy individuals with stable salary income and/or credit history but underserved by traditional financial institutions. We and the VIE Group primarily utilize diverse online borrower acquisition channels including online advertising channels such as websites, search engines, app stores, information feeds as well as online partnerships with online traffic marketplaces which have access to quality borrowers. Our and the VIE Group’s online average borrower acquisition cost per new borrower was RMB340.0 (US$49.3) in 2022, representing 3.5% of the average loan principal borrowed by our and the VIE Group’s borrowers in 2022.

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

Historically, we and the VIE Group helped investors on our and the VIE Group’s platform to allocate their assets into different consumer loan products facilitated by us and the VIE Group through our and the VIE Group’s investor apps. Since the third quarter of 2019, we and the VIE Group started to expand our and the VIE Group’s investor base of individuals to institutional funding partners, including commercial banks, consumer finance companies, trusts and microcredit companies. In 2022, we and the VIE Group had 44 institutional funding partners and they invested an aggregate investment volume of RMB55.5 billion (US$8.0 billion). We and the VIE Group completed the transition of our and the VIE Group’s funding model in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our and the VIE Group’s legacy P2P lending business has been reduced to zero in November 2020. We and the VIE Group now generate a substantial majority of our and the VIE Group’s total revenues from service fees we and the VIE Group collect from our and the VIE Group’s institutional funding partners. As a leading fintech platform, we and the VIE Group do not use our and the VIE Group’s own capital to invest in loans facilitated through our and the VIE Group’s platform in Mainland China.

Our and the VIE Group’s Users

Borrowers

We and the VIE Group target the large and growing number of creditworthy individual borrowers in China who are underserved by traditional financial institutions and receptive to online finance solutions. Our and the VIE Group’s borrowers typically belong to the young urban working class with stable salary and/or credit history.

From the launch of our and the VIE Group’s business through December 31, 2022, we and the VIE Group had successfully facilitated loan transactions for over 12.6 million borrowers. The number of our and the VIE Group’s borrowers grew by 7.3 times from approximately 0.2 million in 2016 to approximately 1.5 million in 2022. We and the VIE Group strategically target the young generation and cultivate their loyalty on our and the VIE Group’s platform, aiming to capture the vast growth opportunities as our and the VIE Group’s borrowers enter into different stages of their lives and qualify for higher credit limits. In 2022, 55.4% of our and the VIE Group’s borrowers were between 20 and 35 years of age.

Funding Partners and Investors

When we and the VIE Group started our and the VIE Group’s business, our and the VIE Group’s funding base was comprised of individual investors only. Since the third quarter of 2019, we and the VIE Group have successfully expanded our and the VIE Group’s funding base to cover institutional funding partners, including commercial banks, consumer finance companies, trusts and microcredit companies. Since April 2020, we and the VIE Group have stopped funding loans with individual investors and started to fund all loans with institutional funding partners.

In 2022, we and the VIE Group had 44 institutional funding partners. We and the VIE Group expect these institutional funding partners to provide stable funding to borrowers on our and the VIE Group’s platform, which will allow us to increase our and the VIE Group’s loan origination volume and generate more revenue. We and the VIE Group will further develop our and the VIE Group’s cooperation with institutional funding partners in 2023.

Our and the VIE Group’s Services

Loan Facilitation Services Offered to Borrowers

We and the VIE Group facilitate primarily standard loan facilitation services online, which are all unsecured consumer loans to our and the VIE Group’s borrowers. All of the loans facilitated through our and the VIE Group’s platform feature fixed interest rates. To provide a transparent platform, interest rates, service fees and other charges are all clearly disclosed to borrowers upfront. We and the VIE Group strategically design our and the VIE Group’ loan facilitation services to target borrowers with different types of available credentials and therefore different credit limits varying from RMB500 to RMB60,000.

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

Services Offered to Institutional Funding Partners

Since the third quarter of 2019, we and the VIE Group have expanded our and the VIE Group’s investor base of individuals to institutional funding partners, including commercial banks, consumer finance companies, trusts and microcredit companies. Starting in April 2020, new loans were only funded by institutional funding partners.

We and the VIE Group introduce borrowers to our and the VIE Group’s institutional funding partners and provide preliminary risk assessment services as well as other services to them. The service arrangement between our and the VIE Group’s institutional funding partners and us varies depending on the type of institutional funding partners. For institutional funding partners with a license to extend loans, such as banks, online microcredit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2022, we and the VIE Group had 44 institutional funding partners and they invested an aggregate investment volume of RMB55.5 billion (US$8.0 billion).

Services Offered to Individual Investors

Historically, we and the VIE Group helped investors on our and the VIE Group’s platform to allocate their assets into different consumer loan products facilitated by us and the VIE Group through our and the VIE Group’s apps. Since the third quarter of 2019, we and the VIE Group started to transition our and the VIE Group’s funding sources to institutional funding partners, and completed the transition in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our and the VIE Group’s legacy P2P lending business has been reduced to zero in November 2020.

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

Transaction Process for Institutional Funding Partners

Our and the VIE Group’s institutional funding partners provide us with pre-determined criteria for borrowers and we and the VIE Group will use our and the VIE Group’s credit assessment model to assess the applicants in our and the VIE Group’s platform and select qualified applicants for the institutional funding partners for further approval. Institutional funding partners will assess the applicants through their own credit assessment process and once they approve the loans, our and the VIE Group’s system will generate a multilateral loan agreement among the borrower, the institutional partner, guarantor and us, which will become effective immediately. We and the VIE Group will then instruct the institutional partner to transfer the funding to the borrower’s account directly and we and the VIE Group are also not involved in the repayment of principal and interest between borrowers and institutional funding partners.

Process Flow
Cash Flow
Initial Application
Credit Assessment And Pre-screening
Borrowers
Credit Approval
Our Company
Credit Assessment and Approval
Institutional Partner
Release of Funds
Repayment
Guarantors

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

In addition to the identity card, applicants are required to provide basic personal information, including educational level, marital status, occupation, address and bank account information for our and the VIE Group’s credit assessment. Applicants also authorize us to collect data from third parties for purposes of credit assessment. If the applicants have previously applied for loans through our and the VIE Group’s platform, they do not need to go through the procedures again, but may supplement or update their personal information if there are any changes. Furthermore, certain loan products facilitated by us and the VIE Group require applicants to provide other specific credentials, including credit card information, payroll account information.

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

Funding

For funds provided by institutional funding partners, upon confirmation of the loan amount by the borrower and credit approval from the institutional funding partners, our and the VIE Group’s system will generate a multilateral loan agreement among the borrower, the institutional partner, guarantor and us, which will become effective immediately. We and the VIE Group will then instruct the institutional partner to transfer the funding to the borrower’s account directly.

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
•
Data directly provided by the applicant, including PRC identity card OCR verification and live biometric verification as well as the applicant’s debit/credit card number or bank card number, mobile number, job-related information, self-reported income and debt information and education degree

•
Device related information

•
Historical credit data accumulated through our and the VIE Group’s platform

•
Behavioral data of the applicant’s behavior on our and the VIE Group’s platform

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

	2020		2021		2022
Credit Risk Level	(in RMB millions)%		(in RMB millions)%		(in RMB millions)%
60+	6,869	59.5	14,980	68.4	48,669	87.7
40-60	4,016	34.8	5,751	26.2	6,574	11.8
20-40	664	5.7	1,076	4.9	250	0.5
0-20	3	0.0	108	0.5	16	0.0
Total	11,552	100.0	21,915	100.0	55,509	100.0

Risk Management Team

We and the VIE Group have a risk management committee, comprised of nine members, that meets regularly to examine the credit, liquidity and operational risks on our and the VIE Group’s platform. Our and the VIE Group’s risk management team is responsible for designing and implementing the risk management and credit assessment policies and processes, loan performance analysis, credit model validation and credit decisioning performance. Our and the VIE Group’s risk management team engages in various risk management activities, including reporting on performance trends, monitoring of loan concentrations and stability, performing economic stress tests on loans, randomly auditing loan decisions by our and the VIE Group’s credit assessment model and conducting peer benchmarking and external risk assessments.

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

Guarantee Arrangements for Institutional Funding Partners

For the loans facilitated between borrowers and institutional funding partners, we and the VIE Group engage licensed third-party financing guarantee companies to provide financing guarantees to our and the VIE Group’s institutional funding partners. For loans guaranteed by third-party financing guarantee companies, when borrower defaults, the third-party guarantee companies compensate institutional funding partners for the unpaid principal and interest. The guarantee companies also demand counter-guarantees by other companies in some contracts. Meanwhile, we and the VIE Group also provide commitment letter of balance complements to the institutional funding partners or the guarantee companies. To manage the risk exposure, we and the VIE Group in turn obtain a back-to-back guarantee from another third-party company. The fair value of our and the VIE Group’s guarantee liabilities as a secondary guarantor was inconsequential and no compensation was made by us during the year of 2021. As of December 31, 2020, 2021 and 2022, the outstanding loan balance for which we and the VIE Group provide commitment letter was RMB1,586.6 million, RMB5,728.7 million and RMB14,425.9 million (US$2,091.6 million), respectively.

In some cases, our own financing guarantee companies provide provide financing guarantee services directly to our and the VIE Group’s institutional funding partners for loans funded by them or provide counter-guarantee services to the third-party guarantee companies. As of December 31, 2020, 2021 and 2022, the outstanding loan balance for which our and the VIE Group’s own financing guarantee companies engaged was nil, nil and RMB6,484.2 million (US$940.1 million), respectively. For the year ended December 31, 2021 and 2022, the expected lifetime credit losses of the underlying loans covered by the guarantee obligation after netting off the expected recoveries from the third-party asset management company was inconsequential.

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

The technical expertise and operational experience we have accumulated in China continues to support the growth of our overseas business. With our proprietary credit assessment and risk management system, we aim to provide more accessible financial solutions to low-and-middle income groups in multiple developing countries. In 2022, we are increasing our investments in Indonesia to explore more business opportunities in the local market. We also substantially expanded the scale of our loan origination and revenue generation in Nigeria.

We plan to further explore overseas markets, such as Indonesia, to expand our customer base. In the future, we plan to broaden our financing channels through partnerships with local banks and other financial institutions. With our risk management technologies and the localization capabilities, we will be able to deliver more accessible and convenient financial services to better serve our customers.

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

•
Highly automated process. Throughout the life cycle of the loan products facilitated by us and the VIE Group, we and the VIE Group maintain a highly automated management process to monitor the registration, application, verification, credit assessment, decision making, funding and collections. Our and the VIE Group’s user-friendly apps gives borrowers convenient access to our and the VIE Group’s product features and help them find the loan products that match their needs.
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

Intellectual Property

We and the VIE Group regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we and the VIE Group rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We and the VIE Group have registered 161 trademarks in the PRC. We and the VIE Group are the registered holder of 29 domain names, including www.jiayinfintech.cn. We and the VIE Group also have 104 copyrights for our and the VIE Group’s proprietary techniques in connection with our and the VIE Group’s systems.

Competition

Online consumer finance market is an emerging industry in China. We and the VIE Group face competition from other online consumer finance platforms, online platforms that engage in online loan facilitation and traditional financial institutions. We and the VIE Group compete with other online consumer finance platforms directly for both investors and borrowers. In addition, we and the VIE Group compete with other online platforms that engage in online lending businesses for borrowers. We and the VIE Group also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our and the VIE Group’s larger competitors have substantially broader products or service offerings and richer financial resources to support heavy spending on sales and marketing. We and the VIE Group believe that our and the VIE Group’s ability to compete effectively for funding partners and borrowers depends on many factors, including our and the VIE Group’s ability to attract and retain borrowers and institutional funding partners and borrower experience on our and the VIE Group’s platform, the effectiveness of our and the VIE Group’s risk management system, the returns and reliance offered to funding partners, our and the VIE Group’s marketing and selling efforts and the strength and reputation of our and the VIE Group’s brand.

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

On January 15, 2022, the CBIRC issued the Guidelines on Regulating the Management of Market-regulated Pricing of Banking Services, or the Guidelines on the Management of Market-regulated Pricing, which took effect on May 1, 2022. According to the Guidelines on the Management of Market-regulated Pricing, banks shall fully understand the service contents and price standards provided by online platforms and other institutional partners, agree in the cooperation agreement the requirements for the service prices disclosure, responsibilities and obligations for resolving disputes among three parties, prohibit institution partners from charging any fees from customers in the name of banks and terminate cooperating with any institution partners whose service charges do not match the quality in a timely manner.

In addition, on July 12, 2022, the CBIRC issued the Notice on Strengthening Management of Online Lending Business of Commercial Banks and Improving the Quality and Efficiency of Financial Services, which stipulates that (i) if commercial banks engage in online lending business through cooperating with other institutions to obtain customers, conduct payment and settlement services, they shall strengthen the management of core risk control and shall not reduce risk control standards due to business cooperation; (ii) if commercial banks cooperate with an institution providing personal information process services, they shall effectively and properly carry out security assessment on the cooperative institution, including but not limited to the compliance system for protection of personal information, supervision mechanism, information processing standards and safety and security measures; (iii) commercial banks shall regulate its cooperation in online lending business with third-party institutions, signing cooperation agreements and clarifying the rights and responsibilities of each party for co-financing, IT cooperation and other businesses by category and shall not mix other services in the loan agreement or the capital contribution agreement. Commercial banks shall regularly assess the comprehensive financing costs for the loans cooperating with other institutions and shall restrict or terminate the cooperation if the cooperative institutions or their related parties pool the loan funds in violation of PRC laws, set unfair and unreasonable conditions for cooperation, fail to provide the necessary information for loan management, charge service fees not matching the service quality, or violate other provisions on online lending; (vi) commercial banks shall strengthen the compliance management of the marketing and promotional activities of the cooperative institutions, and clearly agreeing on relevant prohibited behaviors in the cooperation agreement.

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

Regulations on Financial Guarantee

The Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, was promulgated by the State Council on August 2, 2017 and took effect on October 1, 2017. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies should be subject to the approval of the competent government authority, and unless otherwise stipulated, no entity is allowed to operate the financing guarantee business without such approval. If any entity operates the financing guarantee business without such approval, the entity may be subject to penalties, including termination or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the applicable laws and regulations. The maximum amount of outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets.

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

On July 14, 2020, the CBIRC issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, or the Off-Site Supervision Guidelines, which took effect on September 1, 2020. The Off-Site Supervision Guidelines provides, among others, that (i) the relevant regulatory authorities and CBIRC shall collect data and non-data information from the financing guarantee companies and banks respectively; (ii) financing guarantee companies shall establish and implement an off-site supervision information report system and submit data and non-data information timely according to the requirements of the competent regulatory authorities; and (iii) for the off-site supervision, the competent regulatory authorities shall mainly focus on the external operating environment, corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies.

On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Management (draft for comment), or the Draft Regulations on Local Financial Supervision and Management. The Draft Regulations on Local Financial Supervision and Management stipulate: (i) In addition to the establishment of regional equity markets, the establishment of other Local Financial Organizations shall be approved by the provincial local financial supervision and management departments while the establishment of regional equity markets should be publicized by the provincial people's government, and reported to the State Council securities supervision and management agencies for the record. Local Financial Organizations refer to the establishment of microfinance companies, financial guarantee companies, regional equity markets, financial leasing companies, commercial factoring companies, local asset management companies and other institutions engaged in local financial business; (ii) Local Financial Organizations should serve the local, in principle, and shall not carry out business across the provinces; (iii) The financial management department of the State Council and local financial supervision and management departments should strengthen the monitoring, identification and disposal of illegal financial activities; (iv) Local Financial Organizations established before the implementation of the Draft Regulations on Local Financial Supervision and Management, shall meet the prescribed conditions within the period specified by the local financial supervision and management departments. As for the Local Financial Organizations carry out our and the VIE Group’s business crossed the provincial administrative regions, the financial supervision and management departments of the State Council shall clarify the transitional arrangements to achieve a smooth transition and shall not carry out the relevant local financial business if do not meet the requirements within a prescribed time. While the Draft Regulations on Local Financial Supervision and Management had been released for consultation purpose, there is still uncertainty regarding the Draft Regulations on Local Financial Supervision and Management as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

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

Regulation on Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile application information service providers are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which were promulgated by the CAC, on June 28, 2016 and amended on June 14, 2022. According to the APP Provisions, the CAC and its local counterparts shall be responsible for the supervision and administration of nationwide or local mobile application information, respectively.

Under the APP Provisions, the APP information service providers shall satisfy relevant qualifications required by laws and regulations, strictly fulfill their responsibilities of information security management, and perform the following duties: (i) verify identities with the registered users through mobile phone numbers etc.; (ii) establish a mechanism for examining the content of the information; (iii) obtain an internet news and information services license or other administrative licenses for information services. In particular, the APP Provisions stipulate the obligations in relation to cyber security, data security and personal information protection, emphasizing the necessity for personal information collection and the fact that users shall not be denied the use of the basic function services of certain applications merely on account of their refusal to provide unnecessary personal information. The APP Provisions also set out the requirements for application distribution platforms, which include, among others, (i) filing the required information with the local network information administration authority within 30 days from the time the platform has become operational; and (ii) establishing classification management systems. If the applications violate the amended provisions, relevant laws and regulations, and service agreements, the application distribution platform shall take such measures as giving warnings, suspension of services, removal of the application from the platform, etc. It shall also keep relevant records and report the breach to competent authorities.

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

The Ministry of Public Security issued the Guiding Opinions on Implementing the Network Security Level Protection System and Critical Information Infrastructure Security Protection System on July 22, 2020, which stipulate that internet operators shall cooperate with public security authorities to crack down on illegal and criminal online activities. In the event of online crimes, material cyber security threats and incidents, the internet operators shall promptly report to and provide necessary assistance to the public security authorities.

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

Trademark. The PRC Trademark Law promulgated on August 23, 1982 and most recently revised on April 23, 2019 and became effective on November 1, 2019, and its implementation rules promulgated on August 3, 2002 and revised on April 29, 2014, protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the SAIC is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record.

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

Regulations Relating to Mergers and Acquisitions and Overseas Listings

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Administrative Measures, PRC domestic enterprises that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to complete the filing with the CSRC. Specifically, (i) where PRC domestic enterprises conduct overseas initial public offering or listing, or offer and list securities in other overseas markets upon completion of overseas offering and listing, PRC domestic enterprises shall file with the CSRC within three business days after its application for overseas offering and listing is submitted; and (ii) where PRC domestic enterprises offer securities in the same overseas market upon completion of overseas offering and listing, PRC domestic enterprises shall file with the CSRC within three business days after completion of offering. In addition, PRC domestic enterprises are required to report detailed information of material events after the completion of overseas offering and listing within three business days after the relevant events occur and are announced, including (i) change of control right; (ii) investigation, penalties or other measures imposed by overseas securities regulatory authorities or competent departments; (iii) change of listing status or listing board; and (iv) voluntary termination of listing or compulsory termination of listing. Failure to complete the filing under the Trial Administrative Measures may subject a PRC domestic enterprise to rectification ordered by the CSRC, warning, and fine of RMB1 million to RMB10 million.

On February 24, 2023, the CSRC and other relevant government authorities promulgated the Provisions on Confidentiality and Archives Management, which became effective on March 31, 2023. Pursuant to the Provision on Confidentiality and Archives Management, PRC domestic enterprises that seek to offer and list securities in overseas markets shall establish confidentiality and archives management system. The PRC domestic enterprises shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate regulatory authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investment, repayment of foreign currency-denominated loans, repatriation of investment and investment in securities outside of China.

On March 30, 2015, the SAFE promulgated SAFE Circular 19, which was partially abolished on December 30, 2019, to expand the reform nationwide. Under SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local branches of the SAFE (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. The SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. On June 9, 2016, the SAFE promulgated the SAFE Circular 16, SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension fund, a medical insurance fund, an unemployment insurance fund, a work-related injury insurance fund and a maternity insurance fund, and a housing provident fund, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC and Interim Regulation on the Collection and Payment of Social Insurance Premiums, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Increases in labor costs in the PRC may adversely affect our business and results of operations.” In addition, the Individual Income Tax Law of the PRC requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

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

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law of the PRC, or the EIT Law and its implementation rules, which became effective on January 1, 2008 and amended on December 29, 2018, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC resident enterprise to a Hong Kong resident enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Issues Concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, the SAT promulgated the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT circular 35, which became effective on January 1, 2020, replacing the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits and directly apply the reduced withholding tax rate when performing tax filings, and collet and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Geerong (HK) may be able to enjoy the 5% withholding tax rate for the dividends they receive from our and the VIE Group’s PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax regulations and rules. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we and the VIE Group have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties , which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner”, several factors in connection with dividends, interests or royalties in the tax treaties, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents of third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties levy no tax, grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account. The applicant’s status will be analyzed in light of actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to SAT Circular 35.

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
(4)
On January 28, 2022, Shanghai Niwodai Internet Services Co., Ltd. changed its corporate name to Shanghai Wuxingjia Information Technology Co., Ltd. Shanghai Wuxingjia operates our online consumer finance platform.
(5)
Geerong Yun became our wholly-owned subsidiary after the business combination in September 2019.

(6)
Shanghai Jiajie became our wholly-owned subsidiary after the business combination in July 2019.
(7)
Shanghai Chuangzhen Software Co., Ltd. was established in April 2020.
(8)
PT. Jayindo Fintek Pratama is owned as to 85% by us and it became our subsidiary after the business combination in April 2019.
(9)
Jiayin Shuke Information Technology Co., Ltd. was established in January 2021.
(10)
Hainan Yinke Financing Guarantee Co., Ltd was established in August 2021.

Risks Relating to the Consolidated VIE and China Operations

We are subject to risks and uncertainties relating to our corporate structure, including, but not limited to, the following:

•
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
•
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
•
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
•
It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment;
•
The PRC government’s oversight over our and the consolidated VIE’s business operations could result in a material adverse change in our and the consolidated VIE’s operations and the value of our ADSs;
•
The approval, filing or other requirements of the CSRC or other PRC government authorities may be required under PRC law in connection with our future offering;
•
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
•
We rely on Contractual Arrangements with Jiayin Finance and shareholders of Jiayin Finance for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law; and
•
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

In the opinion of King & Wood Mallesons, our PRC legal counsel:

•
the ownership structure of Jiayin Finance is not in violation of applicable PRC laws or regulations currently in effect; and
•
the Contractual Arrangements among Jiayin Finance and its shareholders, governed by PRC law are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, King & Wood Mallesons has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC legal counsel, King & Wood Mallesons. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our online loan facilitating information services and Internet related value-added business do not comply with PRC government restrictions on foreign investment in the aforesaid business we engage in, we could be subject to severe penalties including being prohibited from continuing operations.

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

D.
Property, Plants and Equipment

Our and the VIE Group’s principal executive offices are located on leased premises comprising 11,177 square meters in Shanghai, China. We and the VIE Group lease our premises mainly from unrelated third parties under operating lease agreements.

Our and the VIE Group’s servers are primarily hosted at third-party Internet data centers. We and the VIE Group believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our and the VIE Group’s financial condition and results of operations should be read in conjunction with our and the VIE Group’s consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our and the VIE Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. For discussion of 2020 items and year-over-year comparisons between 2021 and 2020 that are not included in this annual report on Form 20-F, refer to "Item 5. Operating and Financial Review and Prospects" found in our Form 20-F for the year ended December 31, 2021, that was filed with the Securities and Exchange Commission on April 29, 2022.

A.
Operating Results

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

We and the VIE Group offer loan products with fixed terms and repayment schedules generally ranging from RMB500 to RMB60,000 via our and the VIE Group’s apps and our and the VIE Group’s website. We and the VIE Group strategically focused on facilitating mid-to long-term consumer loans, as we and the VIE Group believe such loan products facilitated by us and the VIE Group are best positioned to generate attractive returns, and at the same time, capture the financing needs of quality borrowers. In 2022, approximately 5,651,853 borrowings were facilitated on our and the VIE Group’s platform, with an aggregate loan origination volume of approximately RMB55.5 billion (US$8.0 billion).

Historically, we and the VIE Group helped investors on our and the VIE Group’s platform to allocate their assets into different consumer loan products facilitated by us and the VIE Group through our and the VIE Group’s apps. Since the third quarter of 2019, we and the VIE Group started to expand our and the VIE Group’s investor base of individuals to institutional funding partners, including commercial banks, consumer finance companies, trusts and microcredit companies. We and the VIE Group completed the transition of our and the VIE Group’s funding model in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our and the VIE Group’s legacy P2P lending business has been reduced to zero in November 2020. In 2022, we and the VIE Group had 44 institutional funding partners and they invested an aggregate investment volume of RMB55.5 billion (US$8.0 billion).

Our and the VIE Group’s net revenue increased by 83.7% from RMB1,780.5 million in 2021 to RMB3,271.4 million (US$474.3 million) in 2022. Our net income increased by 152.3% from RMB467.8 million in 2021 to RMB1,180.2 million (US$171.1 million) in 2022.

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

Furthermore, in an effort to manage risks and maintain market integrity, PRC government has taken various initiatives, including the Dual Decrease and other limitations on our and the VIE Group’s business scale, which could discourage the development of the online consumer finance industry, and limit our and the VIE Group’s capability to grow our and the VIE Group’s business. Based on our and the VIE Group’s interpretation of these regulations, in order to stay compliant with these circulars, we and the VIE Group closely monitor the outstanding principal and number of investors, and voluntarily manage these operating metrics so that they do not experience any significant increase compared to our and the VIE Group’s outstanding principal as of June 30, 2017. In the second half of 2019, the loan origination volume on our and the VIE Group’s platform decreased primarily due to the adverse effect caused by regulatory requirements that online lending intermediaries to reduce the number of investors, business volume and number of borrowers. Since the third quarter of 2019, we and the VIE Group started to strengthen our and the VIE Group’s cooperation with institutional funding partners and in April 2020 shifted to a solely institutional funding partner model and stopped funding loans with individual investors in April 2020, which negatively affected our and the VIE Group’s business and financial performance in 2020. Furthermore, due to the lack of clarity in certain key definitions under these regulations, there remain uncertainties including the possibility that regulatory authorities may disagree with our and the VIE Group’s interpretation. For example, it is still uncertain whether our and the VIE Group’s cooperation model with institutional funding partners will be influenced by the CBIRC Circular 37. As our and the VIE Group’s future revenue, profit and working capital rely on the amount of loans originated on our and the VIE Group’s platform and the corresponding service fees we and the VIE Group are entitled to collect from such loans, if we and the VIE Group were required by regulatory action to cease or reduce offering loan facilitation services to individual borrowers or funding loans with institutional funding partners, we and the VIE Group might need to take various measures in order to maintain the current scale or growth of our and the VIE Group’s business while adhering to our and the VIE Group’s interpretations of these regulations. These measures might include providing technology services to third-party companies, expanding our and the VIE Group’s overseas businesses, diversifying our and the VIE Group’s funding channels and strengthening our and the VIE Group’s cooperation with financial institutions, which may not be available on reasonable terms in a timely manner, or at all, and all of these measures may not be sufficient to maintain our and the VIE Group’s business growth, and may not generate sufficient revenue or cash inflows to offset decreases in the outstanding principal of our and the VIE Group’s platform, or may not otherwise result in the intended benefits.

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

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2018Q1	2.41%	4.38%	6.21%	8.05%	9.80%	11.35%	12.71%	13.80%	14.61%	15.10%	15.38%	15.44%
2018Q2	2.43%	4.43%	6.15%	7.87%	9.47%	11.02%	12.30%	13.50%	14.25%	14.70%	14.94%	15.00%
2018Q3	2.23%	3.89%	5.66%	7.30%	8.89%	10.64%	12.00%	12.86%	13.47%	13.87%	14.07%	14.13%
2018Q4	2.26%	4.53%	6.38%	8.25%	9.99%	11.40%	12.44%	13.22%	13.83%	14.25%	14.53%	14.64%
2019Q1	2.17%	3.86%	5.32%	6.84%	8.13%	9.21%	10.21%	11.07%	11.85%	12.45%	12.80%	12.87%
2019Q2	1.83%	3.40%	4.59%	5.85%	6.98%	8.21%	9.35%	10.33%	11.08%	11.54%	11.73%	11.74%
2019Q3	1.64%	3.41%	4.26%	5.42%	7.03%	8.60%	10.13%	10.94%	11.59%	11.92%	12.04%	12.01%
2019Q4	1.31%	3.08%	4.52%	6.27%	7.69%	8.69%	9.51%	9.99%	10.31%	10.49%	10.55%	10.54%
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	4.93%	5.01%	5.03%
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	4.28%	4.56%	4.78%	5.10%	5.14%	5.15%
2021Q2	1.00%	1.90%	2.65%	3.30%	3.90%	4.35%	4.64%	4.89%	5.01%	5.02%	5.08%	5.10%
2021Q3	0.95%	1.86%	2.65%	3.31%	3.94%	4.33%	4.60%	4.79%	4.93%	—	—	—
2021Q4	0.84%	1.78%	2.43%	2.97%	3.40%	3.77%	4.12%	4.39%	4.61%	—	—	—
2022Q1	0.74%	1.54%	2.21%	2.77%	3.26%	3.69%	—	—	—	—	—	—
2022Q2	0.59%	1.30%	1.94%	—	—	—	—	—	—	—	—	—

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

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91-180 days	More than 180 days
	(%)
December 31, 2018	1.35	2.53	2.37	5.46	9.45
December 31, 2019	1.27	2.20	1.68	4.79	8.39
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
December 31, 2022	1.01	0.67	0.51	1.18	2.02

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

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Loan facilitation services	943,084	72.5	1,470,170	82.6	2,881,725	417,810	88.1
Post-origination services	112,731	8.7	—	—	—	—	—
Other revenue	244,345	18.8	310,320	17.4	389,689	56,500	11.9
Total	1,300,160	100.0	1,780,490	100.0	3,271,414	474,310	100.0

The following table sets forth the breakdown of our and the VIE Group’s net revenue by service and products provided both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Current loan products	1,055,815	81.2	1,470,170	82.6	2,881,725	417,810	88.1
Other services	244,345	18.8	310,320	17.4	389,689	56,500	11.9
Total	1,300,160	100.0	1,780,490	100.0	3,271,414	474,310	100.0

Loan facilitation and post-origination service

Prior to November 2020, we and the VIE Group provide loan facilitation services and post-origination services on loans facilitated on our and the VIE Group’s platform, which enable individual investors to directly invest in loans that can be selected, at the individual investors’ discretion, from hundreds of new lending opportunities to pre-approved borrowers that are posted on our and the VIE Group’s platform every day. Individual investors also have the option to use the automated investment programs whereby the funds are automatically allocated among pre-approved borrowers. The automated investment programs automatically reinvest individual investors’ funds as soon as a loan is repaid, enabling the individual investors to accelerate the reinvestment of cash flows without having to continually revisit the Company’s mobile application. Such business was officially ceased in November 2020.

We and the VIE Group charge a substantial amount of service fees on the same day when the first and second monthly repayments of principal and interest are due.

We and the VIE Group determine that both the individual investors and the borrowers are our customers. We and the VIE Group assess ability and intention to pay the service fees of both borrowers and individual investors when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. We and the VIE Group consider the loan facilitation service and post origination service as two separate performance obligations under ASC Topic 606, as these two deliverables are distinct in that customers can benefit from each service on its own and we and the VIE Group’s promises to deliver the services are separately identifiable from each other in the contract.

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

Loan facilitated to institutional funding partners

Since the third quarter of 2019, we and the VIE Group provide service through the facilitation of loan transactions between borrowers and institutional funding partners. When the investors are institutional funding partners, we and the VIE Group’s service mainly consist of performing credit assessment on the borrowers and matching the institutional funding partners with potential qualified borrowers and facilitating the execution of loan agreements between the parties. We and the VIE Group assesses ability and intention to pay the service fees of the customers when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed before cooperation.

We and the VIE Group determine the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Under certain agreements, the transaction price includes variable consideration due to borrowers’ actual repayment to institutional funding partners. We and the VIE Group estimate variable consideration for these contracts using the expected value approach on the basis of historical information. We and the VIE Group identify one performance obligation under ASC Topic 606, as we and the VIE Group do not retain any further obligations after the facilitation of a loan.

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

Technical service

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

We and the VIE Group determine the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Before May 2020, the service fee was calculated based on the facilitated loan amount and the agreed charge rate, i.e. the consideration promised in the contract includes fixed amounts. However, starting from May 2020, we and the VIE Group reached a mutual agreement with the customers for a new settlement method. The service fee is calculated based on the estimated overdue amount of underlying loans and the agreed charge rate. The transaction price includes variable consideration due to overdue amount of the borrowers. We and the VIE Group reflect in the transaction price the borrower’s estimated delinquent risk and estimated variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the delinquency of the borrowers.

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

Under ASC Topic 606, service fees derived from individual investors using the automated investment programs are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment programs are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the individual investors. We and the VIE Group record service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC Topic 606 was RMB23.8 million, nil and nil in 2020, 2021 and 2022, respectively.

Other revenue also included revenue from penalty fees for loan prepayment and late payment, and service fees for transferring loans between investors on our and the VIE Group’s platform, and guarantee income released from deferred guarantee income systematically over the term of the loans subject to guarantee obligation under ASC Topic 460. Under ASC Topic 606, penalty fees were contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They were recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between individual investors were recognized when the transfer is completed and service fees are collected from the individual investors.

The following table sets forth the breakdown of our and the VIE Group’s other revenue, both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other revenue
Interest income	61,467	4.7	65,092	3.7	44,100	6,394	1.3
Investor referral	59,230	4.6	178,616	10.0	269,256	39,039	8.3
Others	123,648	9.5	66,612	3.7	76,333	11,067	2.3
Total other revenue	244,345	18.8	310,320	17.4	389,689	56,500	11.9

Operating Costs and Expenses

Our and the VIE Group’s operating costs and expenses primarily consist of origination and servicing expenses, other cost of sales, sales and marketing expenses, general and administrative expenses, research and development expenses, and allowance for uncollectible receivables, contract assets, loans receivable and others. We and the VIE Group expect our and the VIE Group’s operating expenses to be in line with our and the VIE Group’s business development. The following table sets forth our and the VIE Group’s operating costs and expenses both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the period presented:

	Year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses
Origination and servicing	239,199	18.4	320,466	18.0	565,227	81,950	17.3
Other cost of sales	—	—	15,467	0.9	—	—	—
Allowance for uncollectible receivables, contract assets, loans receivable and others	77,278	5.9	44,427	2.5	32,053	4,647	1.0
Sales and marketing	375,063	28.9	659,291	37.0	1,081,382	156,786	33.1
General and administrative	154,963	11.9	165,150	9.3	194,039	28,133	5.9
Research and development	151,550	11.7	143,733	8.1	216,694	31,418	6.6
Total operating cost and expenses	998,053	76.8	1,348,534	75.7	2,089,395	302,934	63.9

The following table sets forth our and the VIE Group’s operating cost and expenses paid to related parties both in absolute amounts and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses incurred with related parties:
Origination and servicing	9,429	0.7	77,048	4.3	124,071	17,989	3.8
General and administrative	5,845	0.4	—	—	2,103	305	0.1
Sales and marketing	55,207	4.2	—	—	4,873	707	0.1
Research and development	—	—	—	—	4,373	634	0.1
Total	70,481	5.3	77,048	4.3	135,420	19,635	4.1

Origination and Servicing

Origination and servicing expenses consist primarily of variable expenses including costs related to credit assessment, user and system support, payment processing services and collection, associated with facilitating and servicing loans, salaries and benefits and share-based compensation for the personnel who work on credit assessment, data processing and analysis, loan origination, user and system support.

Sales and Marketing

Sales and marketing expenses consist primarily of variable marketing and promotional expenses, including those related to borrower acquisition and retention, commission fees to those who introduce institutional funding partners, and general brand and awareness building. Sales and marketing expenses also include salaries, benefits and share-based compensation related to our and the VIE Group’s sales and marketing staff.

General and Administrative

General and administrative expenses consist primarily of salaries and benefits and share-based compensation related to accounting and finance, business development, legal, human resources and other personnel, as well as professional service fees related to various corporate activities.

Research and Development

Research and development expenses consist primarily of salaries, benefits and share-based compensation related to technology and product development personnel, as well as related expenses for IT professionals involved in developing technology platform and website, server and other equipment.

Share-Based Compensation

The following table sets forth the effect of share-based compensation expenses on our and the VIE Group’s operating cost and expenses line items, both in an absolute amount and as a percentage of total net revenue for the periods presented.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation
Origination and servicing	3,167	0.2	3,159	0.2	2,408	350	0.1
Sales and marketing	8,445	0.6	1,545	0.1	362	52	0.0
General and administrative	8,870	0.7	5,021	0.3	33,740	4,892	1.0
Research and development	10,170	0.8	5,461	0.3	6,038	875	0.2
Total share-based compensation	30,652	2.3	15,186	0.9	42,548	6,169	1.3

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

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. A “high and new technology enterprise” (HNTE) is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Geerong Yunke and Jiayin Shuke Information Technology Co., Ltd. was entitled for a preferential income tax rate of 15% from 2022 to 2024 as they are qualified as HNTE. Shanghai Chuangzhen Software Co., Ltd. has been qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 which its taxable income is greater than zero, followed by a three-year 50% exemption.

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

	Year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue	1,300,160	100.0	1,780,490	100.0	3,271,414	474,310	100.0
Operating cost and expenses:							—
Origination and servicing	(239,199)	(18.4)	(320,466)	(18.0)	(565,227)	(81,950)	(17.3)
Other cost of sales	—	—	(15,467)	(0.9)	—	—	—
Allowance for uncollectible receivables, contract assets, loans receivable and others	(77,278)	(5.9)	(44,427)	(2.5)	(32,053)	(4,647)	(1.0)
Sales and marketing	(375,063)	(28.9)	(659,291)	(37.0)	(1,081,382)	(156,786)	(33.1)
General and administrative	(154,963)	(11.9)	(165,150)	(9.3)	(194,039)	(28,133)	(5.9)
Research and development	(151,550)	(11.7)	(143,733)	(8.1)	(216,694)	(31,418)	(6.6)
Total operating cost and expenses	(998,053)	(76.8)	(1,348,534)	(75.7)	(2,089,395)	(302,934)	(63.9)
Income from operations	302,107	23.2	431,956	24.3	1,182,019	171,376	36.1
Gain from de-recognition of other payable associated with disposal of Caiyin	117,021	9.0	138,043	7.8	117,021	16,966	3.6
Impairment of equity investment	(67,169)	(5.2)	—	—	(15,078)	(2,186)	(0.5)
Interest income (expense), net	7,716	0.6	(1,117)	(0.1)	281	42	0.0
Other income, net	6,711	0.5	16,952	1.0	43,447	6,299	1.3
Income before income tax expense and (loss) income from investment in affiliates	366,386	28.2	585,834	32.9	1,327,690	192,497	40.6
Income tax expense	(108,811)	(8.4)	(125,724)	(7.1)	(155,398)	(22,531)	(4.8)
(Loss) income from investment in affiliates	(7,509)	(0.6)	7,651	0.4	7,940	1,152	0.2
Net income	250,066	19.2	467,761	26.3	1,180,232	171,118	36.1

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Net revenue. Our and the VIE Group’s net revenue increased from RMB1,780.5 million in 2021 to RMB3,271.4 million (US$474.3 million) in 2022, primarily due to (i) the increase of revenue from loan facilitation services from RMB1,470.2 million to RMB2,881.7 million (US$417.8 million) as a result of the increased loan origination volume from our and the VIE Group’s institutional funding partners, (ii) the increase of other revenue from RMB310.3 million to RMB389.7 million (US56.5 million) as a result of the increased revenue generated from individual investor referral services.

Operating costs and expenses. Our and the VIE Group’s total operating costs and expenses increased from RMB1,348.5 million in 2021 to RMB2,089.4 million (US$302.9 million) in 2022, primarily due to the increase in origination and servicing expenses, sales and marketing. Our and the VIE Group’s total operating costs and expenses as a percentage of net revenue decreased from 75.7% in 2021 to 63.9% in 2022.

•
Origination and servicing expenses. Our and the VIE Group’s origination and servicing expenses increased from RMB320.5 million in 2021 to RMB565.2 million (US$81.9 million) in 2022, driven by the increase in the Company’s loan origination volume.

•
Other cost of sales. Our and the VIE Group’s other cost of sales decreased from RMB15.5 million to nil in 2022, primarily due to deconsolidation of Shanghai Bweenet by Jiayin Finance in December, 2021.
•
Allowance for uncollectible receivables, contract assets, loans receivable and others. Our and the VIE Group’s allowance for uncollectible receivables, contract assets, loans receivable and others decreased from RMB44.4 million in 2021 to RMB32.1 million (US$4.7 million) in 2022, primarily due to decreased loan volume of the Company’s overseas business.
•
Sales and marketing expenses. Our and the VIE Group’s sales and marketing expenses increased from RMB659.3 million in 2021 to RMB1,081.4 million (US$156.8 million) in 2022, primarily due to an increase in commission fees to those who introduce institutional funding partners and borrower acquisition expenses in 2022.
•
General and administrative expenses. Our and the VIE Group’s general and administrative expenses increased from RMB165.2 million in 2021 to RMB194.0 million (US$28.1 million) in 2022, primarily driven by increases in employee related benefit expenses.
•
Research and development expenses. Our and the VIE Group’s research and development expenses increased from RMB143.7 million in 2021 to RMB216.7 million (US$31.4 million) in 2022, primarily due to higher employee compensation and benefit expenses as well as increased professional service fees.

Interest income (expense), net. We and the VIE Group recognized interest expenses of RMB1.1 million in 2021 and interest income of RMB281,364 (US$40,794) in 2022, respectively.

Other income, net. Our and the VIE Group’s other income increased from RMB17.0 million in 2021 to RMB43.4 million (US$6.3 million) in 2022 primarily as a result of the increase of government subsidies received.

Income before income tax expense and (loss) income from investment in affiliates. As a result of foregoing, we and the VIE Group recognized income before income taxes and income from investment in affiliates of RMB585.8 million and RMB1,327.7 million (US$192.5 million) in 2021 and 2022, respectively.

Income tax expense. We and the VIE Group recognized tax expenses of RMB125.7 million and RMB155.4 million (US$22.5 million) in 2021 and 2022, respectively, as a result of operating gains in such periods.

Net income. As a result of foregoing, we and the VIE Group recorded net income of RMB467.8 million and RMB1,180.2 million (US$171.1 million) in 2021 and 2022, respectively.

Critical Accounting Policies and Judgments

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. Out of our significant accounting policies, which are described in Note 2—Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this Form 20-F, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions, including (i) Revenue Recognition, (ii) Income Taxes, (iii) Measurement of Share-based Compensation and (iv) Current Expected Credit Losses and Guarantee obligation.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-27 for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

As of the date of this annual report, inflation in China has not materially impacted our and the VIE Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we and the VIE Group have not been materially affected by inflation in the past, we and the VIE Group can provide no assurance that we and the VIE Group will not be affected by higher rates of inflation in China in the future.

B.
Liquidity and Capital Resource

Our and the VIE Group’s primary source of liquidity has been cash provided by operating activities, and funds provided by our and the VIE Group’s shareholders, including through capital contributions and loans from related parties, which has historically been sufficient to meet our and the VIE Group’s working capital and substantially all of our and the VIE Group’s capital expenditure requirements. As of December 31, 2020, 2021 and 2022, we and the VIE Group had RMB117.3 million, RMB182.6 million and RMB291.0 million (US$42.2 million), respectively, in cash and cash equivalents. In May 2019, we completed our initial public offering in which we issued and sold an aggregate of 4,025,000 ADSs, representing 16,100,000 class A ordinary shares, resulting in net proceeds to us of approximately US$35.0 million. Our and the VIE Group’s cash and cash equivalents primarily consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. We and the VIE Group believe that our and the VIE Group’s current cash and cash equivalents and our and the VIE Group’s anticipated cash flows from operations will be sufficient to meet our and the VIE Group’s anticipated working capital requirements and capital expenditures for the next 12 months. We and the VIE Group may, however, need additional capital in the future to fund our and the VIE Group’s continued operations. If we and the VIE Group determine that our and the VIE Group’s cash requirements exceed the amount of cash and cash equivalents we and the VIE Group have on hand at the time, we and the VIE Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our and the VIE Group’s shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our and the VIE Group’s operations. We and the VIE Group cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of the VIE Group, we only have access to cash balances or future earnings of the VIE Group through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to the VIE Group only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

The following table sets forth a summary of our and the VIE Group’s cash flows for the period presented:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) provided by operating activities	(35,505)	184,540	133,592	19,367
Net cash provided by (used in) investing activities	33,226	(126,222)	(22,949)	(3,328)
Net cash provided by (used in) financing activities	10,595	9,938	(12,566)	(1,822)
Cash, cash equivalents and restricted cash at beginning of year	122,149	119,320	184,567	26,760
Cash, cash equivalents and restricted cash at end of year	119,320	184,567	293,041	42,487

Operating Activities

Net cash provided by operating activities was RMB133.6 million (US$19.4 million) in 2022, primarily due to net income of RMB1,180.2 million (US$171.1 million), mainly adjusted for gain from de-recognition of other payable associated with disposal of Shanghai Caiyin of RMB117.0 million (US$17.0 million), allowance for uncollectible receivables, contract assets, loans receivable and others of RMB32.1 million (US$4.7 million), share-based compensation of RMB42.5 million (US$6.2 million), depreciation and amortization of RMB10.0 million (US$1.4 million), and changes in working capital. Changes in working capital was primarily due to (i) an increase in accounts receivable and contract assets of RMB1,232.3 million (US$178.7 million) in connection with uncollected service fees, (ii) an increase in prepaid expenses and other current assets of RMB434.3 million (US$63.0 million) (iii) an increase in financial assets receivable of RMB292.3 million (US$42.4 million), partially offset by (i) an increase in accrued expenses and other current liabilities of RMB444.1 million (US$64.4 million), (ii) an increase in deferred guarantee income of RMB276.5 million (US$40.1 million), and an increase in tax payable of RMB223.8 million (US$32.4 million).

Net cash provided by operating activities was RMB184.5 million in 2021, primarily due to net income of RMB467.8 million, mainly adjusted for gain from de-recognition of other payable associated with disposal of Shanghai Caiyin of RMB138.0 million, allowance for uncollectible receivables, contract assets, loans receivable and others of RMB44.4 million, share-based compensation of RMB15.2 million, depreciation and amortization of RMB15.7 million, and changes in working capital. Changes in working capital was primarily due to (i) an increase in accounts receivable and contract assets of RMB344.4 million in connection with uncollected service fees, (ii) an increase in amount due from/to related parties of RMB35.2 million partially offset by (i) an increase in tax payables of RMB138.3 million, and (ii) an increase accrued expenses and other current liabilities of RMB54.9 million.

Net cash used in operating activities was RMB35.5 million in 2020, primarily due to net income of RMB250.1 million, mainly adjusted for gain from de-recognition of other payable associated with disposal of Shanghai Caiyin of RMB117.0 million, allowance for uncollectible receivables, contract assets, loans receivable and others of RMB77.3 million, share-based compensation of RMB30.7 million, depreciation and amortization of RMB23.2 million, and changes in working capital. Changes in working capital was primarily due to (i) an increase in accounts receivable and contract assets of RMB224.4 million in connection with uncollected service fees, (ii) a decrease in refund liabilities of RMB180.1 million due to the outstanding loan balance of our and the VIE Group’s legacy P2P lending business being reduced to zero in November 2020, partially offset by (i) an increase in tax payables of RMB100.0 million, and (ii) a decrease in prepaid expense and other current assets of RMB26.5 million.

Investing Activities

Net cash used in investing activities was RMB22.9 million (US$3.3 million) in 2022, primarily due to loans to related parties of RMB56.4 million (US$8.2 million) and purchase of property, equipment and software of RMB17.5 million (US$2.5 million), partially offset by loan repayments from related parties of RMB50.9 million (US$7.4 million).

Net cash used in investing activities was RMB126.2 million in 2021, primarily due to loan to related parties of RMB203.1 million and acquisition of a subsidiary of RMB95 million, partially offset by loan repayments from related parties of RMB190.7 million.

Net cash provided by investing activities was RMB33.2 million in 2020, primarily due to loan repayments from related parties of RMB37.4 million, partially offset by the purchase of property, equipment and software of RMB0.8 million and investments in equity investees of RMB3.4 million.

Financing Activities

Net cash used in financing activities was RMB12.6 million (US$1.8 million) in 2022, primarily due to repurchase of ordinary shares of RMB14.8 million (US$ 2.1 million).

Net cash provided by financing activities was RMB9.9 million in 2021, primarily due to proceeds from exercise of options of 7.4 million.

Net cash provided by financing activities was RMB10.6 million in 2020, primarily due to loans from our related parties of RMB3.1 million and proceeds from exercise of options of 7.0 million.

Material cash requirements

Our and the VIE Group’s material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our and the VIE Group’s capital expenditures and operating lease obligations.

Our and the VIE Group’s operating lease obligations consist of the commitments under the lease agreements for our and the VIE Group’s office premises. Our and the VIE Group’s leasing expense was RMB26.5 million, RMB17.9 million and RMB29.2 million (US$4.2 million) in 2020, 2021 and 2022, respectively. The majority of our and the VIE Group’s operating lease commitments are related to our and the VIE Group’s office lease agreements in China.

Other than those discussed above, we and the VIE Group did not have any significant capital and other commitments, long-term obligations as of December 31, 2022.

Capital Expenditures

We and the VIE Group made capital expenditures of RMB0.8 million, RMB2.8 million and RMB17.5 million (US$2.5 million) in 2020, 2021 and 2022, respectively. In these periods, our and the VIE Group’s capital expenditures were mainly used for purchase of equipment, including servers, computers and other office equipment, and office renovation. We and the VIE Group will continue to make capital expenditures to meet the expected growth of our and the VIE Group’s business.

Holding Company Structure

Jiayin Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, consolidated VIE and its subsidiaries in China. As a result, Jiayin Group Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, each of our PRC subsidiaries and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Current Expected Credit Losses

We and the VIE Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the our and the VIE Group’s retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP. Our and the VIE Group’s in-scope assets are primarily loans receivable, accounts receivable, contract assets and financial assets receivable. ASC Topic 326 requires the expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready deferred guarantee income accounted for in accordance with ASC Topic 460. The guarantee obligation is separated into expected credit losses for commitment, which represents the expected credit losses of the guarantee contracts accounted for in accordance with ASC Topic 326, and deferred guarantee income. For the year ended December 31, 2022, no credit loss was accrued for financial assets receivable after our assessment. For the year ended December 31, 2021 and 2022, the expected lifetime credit losses of the underlying loans covered by the guarantee obligation after netting off the expected recoveries from the third-party asset management company was inconsequential.

In establishing the allowance for loans receivable, we and the VIE Group consider historical losses, delinquency rate and other factors in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. We and the VIE Group write off loans receivable as a reduction to the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected. We and the VIE Group recorded RMB27.5 million, RMB27.7 million and RMB18.6 million (US$2.7 million) for the years ended December 31, 2020, 2021 and 2022, respectively, in allowance for loans receivable due from individual borrowers.

We estimated the allowance for accounts receivables due from individual borrowers based on expected net accumulated loss rates for terms during which losses of such service fees are expected to occur, which are consistent with the terms during which we and the VIE Group expect to collect service fees. The profile of the borrowers is homogeneous for each product type and as such, we and the VIE Group apply a portfolio approach in accounting for credit risk. Accounts receivable for loan facilitation service and post-origination service between individual investors and borrowers are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. We and the VIE Group wrote off aforementioned accounts receivable from borrowers and corresponding provisions if any repayment of the underlying loan is 90 days past due. We and the VIE Group recorded 49.2 million, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively, in allowance for accounts receivables due from individual borrowers.

We and the VIE Group established an allowance for accounts receivable and contract assets from institutional funding partners, amounts due from related parties and other entities that are based on historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables from institutional funding partners, amounts due from related parties and other entities are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when we and the VIE Group have determined the balance will not be collected. We and the VIE Group recorded nil, nil and RMB2.5 million (US$0.4 million) for the years ended December 31, 2020, 2021 and 2022, respectively, in allowance for accounts receivables due from institutional funding partners. And we and the VIE Group recorded nil, 16.1 million and RMB6.1 million (US$0.9 million) for the years ended December 31, 2020, 2021 and 2022, respectively, in allowance for amounts due from related parties.

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

We and the VIE Group recorded gross deferred tax assets of RMB102.9 million, RMB117.4 million and RMB144.1 million (US$20.9 million), net of valuation allowance of RMB4.1 million, RMB68.9 million and RMB73.2 million (US10.6 million), as of December 31, 2020, 2021 and 2022, respectively.

Unrecognized tax benefits

In order to access uncertainty tax positions, we and the VIE Group apply a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

As of December 31, 2020, 2021 and 2022, there are nil, RMB211.1 million and RMB240.3 million (US$34.8 million) unrecognized tax benefits related to treatment of a contingent liability that if recognized would affect the annual effective tax rate. We do not anticipate payments of cash within one year. We and the VIE Group recognize interest and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. No interest expense or penalty was accrued in relation to the unrecognized tax benefit. We and the VIE Group had a liability for accrued interest of nil, nil and nil as of December 31, 2020, 2021 and 2022, respectively.

Guarantee arrangement

Primary guarantee

For certain off-balance sheet loans funded by institutional funding partners starting from year 2022, we and the VIE Group provide commitment to compensate them in the event of borrowers’ default in the form of guarantee provided by 1) third-party financial guarantee companies or 2) financial guarantee company within the Group. Under 1), after the third-party guarantee companies repay the overdue amount, we and the VIE Group obligated to compensate third-party guarantee companies at an amount equal to the repayment made to the institutional funding partners. In either case, a third-party asset management company is obligated to compensate us and the VIE Group at an amount equal to overdue amount including principal, interest, and guarantee fee. As of December 31, 2022, the maximum potential future payments, including all outstanding principal and interests for which we and our VIE Group provide primary guarantee, that we and the VIE Group could be required to make under the guarantee, which was not reduced by the effect of any amounts that may possibly be recovered, were RMB6,484.2 million (US$940.1 million). For the year ended December 31, 2021 and 2022, the expected lifetime credit losses of the underlying loans covered by the guarantee obligation after netting off the expected recoveries from the third-party asset management company was inconsequential.

Secondary guarantee

For certain off-balance sheet loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for unpaid principal and interest. In certain contracts, we and the VIE Group provide commitment letter of balance complements to the institutional funding partners in the event that the guarantee companies are unable to fully reimburse the institutional funding partners. In some other contracts, the guarantee companies require a third party company to act as counter guarantor and require we and the VIE Group to provide a commitment letter of balance complements to compensate third party guarantee companies in the event that the counter guarantor are unable to fully reimburse the guarantee companies. To manage the risk exposure, we and the VIE Group in turn obtains a back-to-back guarantee from another third-party company. The fair value of guarantee liabilities of us and the VIE Group as a secondary guarantor was inconsequential and no compensation was made by us and the VIE Group during the years of 2020, 2021 and 2022. As of December 31, 2021 and 2022, the outstanding loan balance for which we and the VIE Group provide secondary guarantee was RMB5,728.7 million and RMB14,425.9 million(US$2,091.6 million), respectively.

F.
Off-balance Sheet Arrangements

We and the VIE Group provide commitment to compensate the institutional funding partners or third party guarantee companies for certain off-balance sheet loans funded by our and the VIE Group’ s institutional funding partners, see “Notes to Consolidated Financial Statements—Note 2. Summary of significant accounting policies—Guarantee arrangement”.

Other than the above, we and the VIE Group have not entered into any derivative contracts that are indexed to our and the VIE Group’s shares and classified as shareholder’s equity or that are not reflected in our and the VIE Group’s consolidated financial statements. Furthermore, we and the VIE Group do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

G.
Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dinggui Yan	54	Founder, director and chief executive officer
Yi Feng	46	Chief technology officer
Chunlin Fan	46	Chief financial officer (since May 2022)
Yifang Xu	45	Director and chief risk officer
Libin Wang	36	Director and vice president of finance
Yuhchang Hwang	68	Independent Director
Meng Rui	55	Independent Director

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

Mr. Chunlin Fan previously served as the Company’s Chief Financial Officer from January 2016 to January 2021. Prior to rejoining the Company in May 2022, Mr. Fan worked as the Chief Financial Officer of LinkDoc Technology Limited from January 2021 to March 2022. Mr. Fan worked as the Chief Financial Officer and leader of the strategic development department at Shanghai Richtech Engineering Co., Ltd. from 2014 to 2016. Mr. Fan also served a wide range of international corporations including Microsoft, Nomura, Macquarie, ICBCI, Deloitte and Shenyin & Wanguo Investment Co. Ltd. Mr. Fan received his MBA from University of Michigan’s Ross School of Business in 2007, and a bachelor’s degree in engineering from Shanghai Jiaotong University in 1998.

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

B.
Compensation

In 2022, we paid an aggregate of RMB11.5 million (US$1.7 million) in cash and benefits to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries, the consolidated VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

2019 Share Incentive Plan

In February 2019, we adopted our 2019 Share Incentive Plan, which permits the grant of options to purchase our ordinary shares. The 2019 Share Incentive Plan was adopted to replace our 2016 Share Incentive Plan. All outstanding options granted under the 2016 Share Incentive Plan have been canceled or replaced with options granted under the 2019 Share Incentive Plan. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2019 Share Incentive Plan is 54,000,000 initially. In connection with the adoption of 2019 Plan, we cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. As of December 31, 2022, we had granted options to purchase an aggregate of 3,576,720 Class A ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and RSUs to receive an aggregate of 7,600,000 Class A ordinary shares (excluding RSUs that were forfeited, cancelled, or vested after the relevant grant date), pursuant to the 2019 Share Incentive Plan.

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

Types of Awards. The 2019 Share Incentive Plan authorizes the grant of options to purchase ordinary shares, the award of restricted shares and the award of RSUs.

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

Options. The following table summarizes the outstanding options we granted to our directors and executive officers under the 2019 Share Incentive Plan.

Name	Position	Ordinary Shares Underlying Options Awarded	Option Exercise Price	Grant Date	Expiration Date
Chunlin Fan	Chief financial officer	*	RMB3.5	November 25, 2019	November 24, 2029
Yi Feng	Chief technology officer	*	RMB3.5	November 25, 2019	November 24, 2029
Yifang Xu	Director and chief risk officer	*	RMB3.5	November 25, 2019	November 24, 2029
Libin Wang	Director and vice president of finance	*	RMB3.5	November 25, 2019	November 24, 2029

* Less than 1% of our outstanding shares.

RSUs. The following table summarizes the outstanding RSUs we granted to our directors and executive officers under the 2019 Share Incentive Plan.

Name	Position	Ordinary Shares Underlying RSUs Awarded	Grant Date
Yifang Xu	Director and chief risk officer	7,600,000	September 5, 2022
Libin Wang	Director and vice president of finance	4,560,000	October 25, 2022
Yi Feng	Chief technology officer	3,200,000	September 5, 2022
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

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	NA	NA
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	NA
LGBTQ+	NA
Did Not Disclose Demographic Background	NA

D.
Employees

We and the VIE Group had 894, 706 and 796 employees as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, 776 of our and the VIE Group’s employees were located in Shanghai, 8 in Beijing, 1 in certain other city in China, 9 in Nigeria, and 2 in Singapore. The following table sets forth the breakdown of our and the VIE Group’s employees as of December 31, 2022 by function:

Functions	Number of Employees
Origination and servicing department	139
General and administrative department	142
Sales and marketing department	212
Research and development department	303
Total	796

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

E.
Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•
each of our directors and executive officers;
•
each person known to us to beneficially own more than 5% of our ordinary shares.

Our total number of ordinary shares outstanding as of March 31, 2023 was 213,727,404, which includes 54,000,000 ordinary shares held by Dream Glory. L.P. as an entrusted shareholder of shares issued in view of our 2019 Share Incentive Plan, of which 22,454,240 are shares underlying the options and 15,680,000 are underlying the RSUs granted under our 2019 Share Incentive Plan and the remaining 15,865,760 are reserved for future issuance. Dream Glory L.P. will not vote such ordinary shares it held at general meetings of our company.

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 213,727,404 outstanding ordinary shares (consisting of 105,727,404 Class A ordinary shares (excluding the 2,372,596 Class A ordinary shares in the form of

ADSs the issuer repurchased under its share repurchase program and held as treasury shares) and 108,000,000 Class B ordinary shares) as of March 31, 2023.

	Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary share on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Dinggui Yan(1)	1,360,000	108,000,000	51.2	91.2
Yifang Xu(2)	3,235,416	—	1.5	0.0
Libin Wang(3)	2,437,860	—	1.1	0.0
Chunlin Fan	*	—	*	*
Yi Feng	*	—	*	*
Yuhchang Hwang	—	—	—	—
Meng Rui	—	—	—	—
Directors and Executive Officers as a Group	7,549,940	108,000,000	54.1	91.3
Principal Shareholders:
New Dream Capital Holdings Limited(1)	1,360,000	108,000,000	51.2	91.2
Sunshinewoods Holdings Limited(4)	23,446,492	—	11.0	2.0
Dream Glory L.P.(5)	30,664,256	—	14.3	—

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
(2)
Represents the Class A ordinary shares held directly by Ms. Yifang Xu, including 2,934,776 Class A ordinary shares which were vested from RSUs. With respect to such 2,934,776 Class A ordinary shares, Ms. Yifang Xu has given an irrevocable proxy to vote such ordinary shares to the plan administrator of our 2019 Share Incentive Plan, and as a result, such ordinary shares are excluded from the voting power of Ms. Yifang Xu. The business address of Ms. Yifang Xu is 18th Floor, Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200122, People’s Republic of China.
(3)
Represents the Class A ordinary shares held directly by Mr. Libin Wang, including 2,159,264 Class A ordinary shares which were vested from RSUs. With respect to such 2,159,264 Class A ordinary shares, Mr. Libin Wang has given an irrevocable proxy to vote such ordinary shares to the plan administrator of our 2019 Share Incentive Plan, and as a result, such ordinary shares are excluded from the voting power of Mr. Libin Wang. The business address of Mr. Libin Wang is 18th Floor, Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200122, People’s Republic of China.
(4)
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
(5)
Represents 30,664,256 ordinary shares held by Dream Glory L.P., a limited partnership established in the British Virgin Islands, which in accordance with the shareholding entrustment agreement entered into between Dream Glory L.P. and us, does not have any voting or investment power. Dream Glory L.P. is established to hold shares underlying potential awards granted pursuant to our share incentive plan. The general partner of Dream Glory L.P. is New Dream, which is controlled by Mr. Dinggui Yan. The registered address of Dream Glory L.P. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

As of March 31, 2023, a total of 13,558,936 ADSs, representing 54,235,744 Class A ordinary shares, were held by holders of record in the United States, representing approximately 25.4% of our total outstanding shares. None of our outstanding Class B ordinary shares were held by holders of record in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Transactions with Jiayin Zhuoyue and Jiayin (Shanghai)

We and the VIE group engaged Jiayin Zhuoyue to refer investors to us and engaged Jiayin (Shanghai) to refer borrowers to us. We and the VIE group paid Jiayin Zhuoyue and Jiayin (Shanghai) referral service fees. Jiayin Zhuoyue is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. Jiayin (Shanghai) was controlled by Mr. Dinggui Yan, our founder, director and chief executive officer, and was no longer our related party since August 2020 due to the change of shareholder.

We and the VIE group incurred RMB55.2 million, RMB77.0 million and RMB122.9 million (US$17.8 million) of referral service fees to Jiayin Zhuoyue in 2020, 2021 and 2022, respectively, and incurred RMB9.0 million of referral service fees to Jiayin (Shanghai) in 2020.

Amounts due to Jiayin Zhuoyue was RMB3.4 million, RMB4.5 million and RMB407,640 (US$59,102) as of December 31, 2020, 2021, and 2022, respectively.

Transactions with Shanghai Jiayin

Shanghai Jiayin is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. In 2020, we and the VIE group rented certain office space from Shanghai Jiayin and were charged of annual rental and other related fees of RMB5.8 million, which was fully paid in 2020. In 2022, we and the VIE group continued to rent such space for annual rental and other related fees of RMB12.5 million (US$1.8 million). As of December 31, 2022, the outstanding balance of the service fees payable was RMB158,059 (US$22,916).

Transactions with Kailiantong Payment Service Co., Ltd. (“Kailiantong”)

We and the VIE group engaged Kailiantong, a licensed third-party payment processing company, to process certain payments in the course of our business and paid them transaction processing fees since 2017. Kailiantong is a consolidated subsidiary of China Smartpay, on which Mr. Dinggui Yan, our founder, director and chief executive officer once was capable of exercising significant influence. In 2020, we and the VIE group charged RMB6.2 million from Kailiantong for the services provided. Our Founder, Mr. Dinggui Yan, disposed certain percentage of China Smartpay’s equity in September 2020. As such, Kailiantong was no longer our related party since September 2020.

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

Transactions with Aguila Information, S.A.P.I. de C.V. (“Aguila Information”)

We are engaged by Aguila Information to provide business and operational support services. On January 5, 2021, Aguila Information was deconsolidated by us and deemed as our related party. (See note 10 to the consolidated financial statements on page F-31 for further details.)

We charged RMB34.6 million and RMB6.6 million (US$1.0 million) from Aguila Information for the service fees provided in 2021 and 2022, respectively. As of December 31, 2021, the outstanding balance of the service fees receivable was RMB32.6 million, and the accrued credit losses were RMB16.1 million based on subsequent collection analysis. As of December 31, 2022, the outstanding balance of the service fees receivable was RMB13.5 million (US$2.0 million), which was fully accrued of credit losses.

Loans with related parties

In 2022, we provided interest free loans to Aguila Information with a total amount of RMB4.2 million (US$0.6 million). The loan has been collected as of December 31, 2022.

In July and August 2021, we provided loans to GAYANG (HongKong) Co., Limited (hereinafter referred to as “GAYANG”) for its daily operation free of interest with principal of RMB20.7 million, of which RMB11.5 million was collected in September 2021 and RMB9.2 million was collected in July 2022. In October and November 2021, we entered into a loan contract with GAYANG, pursuant to which we provided a total amount of RMB10.6 million to GAYANG for an annual interest rate of 8%, with the term of 360 days. We accrued RMB171,111 and RMB637,976 (US$92,498) of interest in 2021 and 2022 respectively. In July 2022, we collected RMB1.4 million (US$0.2 million) of the loan. In November 2022, we provided an interest bearing loan to GAYANG for its daily operation with principal of RMB17.2 million (US$2.5 million) and fixed interest rate of 8% after a three-months free of interest duration. GAYANG is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. As of December 31, 2022, the loans has an outstanding balance of RMB27.2 million (US$3.9 million), among which, RMB10.0 million (US$1.4 million) was accrued of credit losses. In February 2023, the outstanding balance of RMB17.2 million (US$2.5 million) has been collected.

In 2022, the VIE group provided interest free loans to Shanghai Jiayin with a total amount of RMB35.0 million (US$5.1 million). The company is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. The loan has been collected as of December 31, 2022.

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

Transactions with Shanghai Zhundian

Shanghai Zhundian Enterprise Service Co., Ltd. (“Shanghai Zhundian”) (formerly known as “Shanghai Limahui E-Commerce Co., Ltd”) was a related party controlled by Yan Dinggui, the Chairman of Jiayin Group during the period of January, 2020 to April, 2020. On April 22, 2020, Shanghai Zhundian was acquired by Jiayin Finance, and becomes a wholly-owned subsidiary of Jiayin Group Inc. The consideration is nil, and the Group recorded RMB3,000 in APIC as it is a combination under common control and the net assets of Shanghai Zhundian on the acquisition date was RMB3,000.

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

Legal Proceedings

On September 11, 2020, a securities class action complaint was filed against us and our officers and directors in the Supreme Court of the State of New York, County of New York. An amended complaint was filed on February 1, 2021, which added as defendants the underwriters for our initial public offering. The plaintiff asserted claims under Sections 11 and 15 of the Securities Act of 1933 based on purported misstatements and omissions in Form F-1 registration statement for our initial public offering. The plaintiff brought his claims individually and on behalf of all other persons who acquired our American Depositary Shares pursuant and/or traceable to our initial public offering, and seeks compensatory damages, rescission, injunctive relief, and costs and expenses, including attorneys’ fees and expert fees in unidentified amounts. On August 15, 2022, the Court entered an order of preliminary approval of a settlement in the Action. The Court has approved the settlement and the case has been dismissed. Under the terms of the settlement, we paid an aggregate of US$2.0 million in 2022 as a full and final settlement to resolve all claims that arise out of or relate to the subject matter of the class action as to all parties involved in the action.

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

Dividend Policy

In March 2018, Jiayin Finance paid a cash dividend of RMB400 million to its shareholders. Jiayin Group Inc. has not previously declared or paid cash dividends on our Class A ordinary shares.

On March 28, 2023, our Board approved and adopted a dividend policy, under which the Company may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year on a consolidated basis. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of the Board based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as the Board may deem relevant.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we may rely on dividends distributed by our PRC subsidiaries. Certain payments from our PRC subsidiaries to us may be subject to PRC withholding income tax. In addition, relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, each of our PRC subsidiaries and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

Liquidation

On the winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with limited liability incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

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

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.
Taxation

The following summary of Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of the PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal counsel.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2022, although there can be no assurances in this regard. The determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will agree with any determination we make. Accordingly, there can be no assurance that we will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make. We will be a PFIC, for United States federal income tax purposes for any taxable year if, applying applicable look-through rules, either:

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

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the Class A ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying Class A ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay, if any, on the Class A ordinary shares that are represented by our ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Tax Considerations”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our Class A ordinary shares, regardless of whether such shares are represented by ADSs, would, subject to applicable limitations, be eligible for the reduced rates of taxation.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. From August 11, 2015 until the end of 2016, the Renminbi depreciated against the U.S. dollar by approximately 10%. During 2020, the Renminbi appreciated approximately by 6% against the U.S. dollar. During 2021, the Renminbi appreciated approximately by 2% against the U.S. dollar. During 2022, the Renminbi depreciated approximately by 8% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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
Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

• Registration of ADS Transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason).	Up to U.S. 5¢ per ADS (or fraction thereof) transferred.

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

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are canceled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

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

For the period from May 9, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2022, we fully used our net proceeds from our initial public offering for strategic acquisitions and investment as well as the development of our overseas business.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses described below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of auditing our consolidated financial statements as of December 31, 2022, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

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

In response to the identified material weaknesses, we have implemented the following measures to address the material weaknesses previously identified, including (i) participating in training and seminars provided by professional services firms, (ii) providing internal training to our accounting team on U.S. GAAP knowledge and standard updates, (iii) setting up a systematic accounting manual for U.S. GAAP and the financial closing process and (iv) implementing updated internal control framework. We are also in the process of implementing the following measures, including (i) monitoring internal control effectiveness on a continuous basis, and (ii) engaging professional service companies to help implement SOX 404 compliance together with the establishment of an internal audit function.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Asia CPAs LLP, our principal external auditors, for the periods indicated.

	2021	2022
	(US$’000)
Audit Fee
Predecessor auditor	150	—
Auditor	890	830

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 13, 2022, our board of directors authorized a share repurchase plan under which we may repurchase our ordinary shares with an aggregate value of US$10 million during the 12-month period beginning on June 13, 2022. The share repurchase plan was publicly announced on June 16, 2022. As of March 31, 2023, we had repurchased approximately 1.5 million of our ADSs for approximately US$3.5 million under this share repurchase plan.

The following table summarizes the shares repurchase activity for the periods indicated.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased under the Plan
June 13, 2022 to June 30, 2022	225,301	US$2.1	225,301	US$9.5million
September 2022	683,738	US$2.4	683,738	US$7.9million
December 2022	589,553	US$2.3	589,553	US$6.5million
Total	1,498,592	US$2.3	1,498,592

There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 8, 2021, we appointed Marcum Asia CPAs LLP (formerly known as "Marcum Bernstein & Pinchuk LLP"), or Marcum Asia, as our independent registered public accounting firm with the approval of our audit committee and board of directors.

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

During our fiscal years ended December 31, 2018 and 2019 and until the engagement of Marcum Asia, neither we nor anyone on our behalf has consulted with Marcum Asia on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to the us by Marcum Asia which Marcum Asia concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq that listed companies must have: (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; (iii) a nominating and corporate governance committee composed entirely of independent directors; and (iv) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Also, our home country practice does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year and does not require us to seek shareholder approval for amending our share incentive plans. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

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

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 of our annual report on Form 20-F (File No. 001-38806), filed with the Securities and Exchange Commission on April 29, 2022)

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

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of King & Wood Mallesons

15.4

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission (incorporated by reference to Exhibit 15.5 of our annual report on Form 20-F (File No. 001-38806), filed with the Securities and Exchange Commission on April 29, 2022)

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

Date: April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jiayin Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiayin Group Inc. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, changes in shareholders’ (deficit) equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021.

New York, New York
April 28, 2023

JIAYIN GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022
	RMB	RMB	US$
			(Note 2(h))
ASSETS
Cash and cash equivalents	182,551	291,018	42,194
Restricted cash	2,016	2,023	293
Amounts due from related parties, net (net of allowance for credit losses of RMB16,114 and RMB23,579 as of December 31, 2021 and 2022, respectively)	37,017	17,750	2,574
Accounts receivable and contract assets, net (net of allowance for credit losses of nil and RMB2,539 as of December 31, 2021 and 2022, respectively)	502,431	1,732,218	251,148
Financial assets receivable	—	292,342	42,386
Loans receivable, net (net of allowance for credit losses of RMB27,255 and RMB17,991 as of December 31, 2021 and 2022, respectively)	329	3,151	457
Prepaid expenses and other current assets	62,255	472,830	68,554
Deferred tax assets, net	48,456	70,778	10,262
Property and equipment , net	9,100	18,900	2,740
Right-of-use assets	35,507	27,604	4,002
Long-term investment	90,528	90,497	13,121
Other long-term assets	1,242	1,759	255
TOTAL ASSETS	971,432	3,020,870	437,986
LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Company (Note 2(b)):
Deferred guarantee income	—	276,518	40,091
Payroll and welfare payables	56,056	81,558	11,825
Amounts due to related parties	4,485	566	82
Tax payables	409,063	632,825	91,751
Accrued expenses and other current liabilities	118,808	572,135	82,953
Other payable related to the disposal of Shanghai Caiyin	322,028	188,300	27,301
Lease liabilities	35,243	27,465	3,982
TOTAL LIABILITIES	945,683	1,779,367	257,985
Commitments and Contingencies (Note 18)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.000000005 par value; 108,100,000 shares issued as of December 31, 2021 and December 31, 2022; 108,100,000 and 105,727,404 shares outstanding as of December 31, 2021 and December 31, 2022, respectively)1	0	0	0
Class B ordinary shares (US$0.000000005 par value; 108,000,000 and 108,000,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)1	0	0	0
Treasury stock (nil and 2,372,596 shares as of December 31, 2021 and December 31, 2022, respectively)	—	(9,262)	(1,343)
Additional paid-in capital	840,580	870,562	126,220
(Accumulated deficit) Retained earnings	(794,762)	384,896	55,805
Accumulated other comprehensive loss	(17,954)	(3,112)	(452)
Total Jiayin Group shareholder’s equity	27,864	1,243,084	180,230
Noncontrolling interests	(2,115)	(1,581)	(229)
TOTAL SHAREHOLDERS’ EQUITY	25,749	1,241,503	180,001
TOTAL LIABILITIES AND EQUITY	971,432	3,020,870	437,986

The accompanying notes are an integral part of these consolidated financial statements.

1.
The total shares authorized for both Class A and Class B are 10,000,000,000,000

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note 2(h))
Net revenue (including revenue from related parties of RMB6,209, RMB34,619 and RMB6,567 for 2020, 2021 and 2022, respectively)	1,300,160	1,780,490	3,271,414	474,310
Operating cost and expenses:
Origination and servicing	(239,199)	(320,466)	(565,227)	(81,950)
Other cost of sales	—	(15,467)	—	—
Sales and marketing	(375,063)	(659,291)	(1,081,382)	(156,786)
General and administrative	(154,963)	(165,150)	(194,039)	(28,133)
Research and development	(151,550)	(143,733)	(216,694)	(31,418)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(77,278)	(44,427)	(32,053)	(4,647)
Total operating cost and expenses	(998,053)	(1,348,534)	(2,089,395)	(302,934)
Income from operation	302,107	431,956	1,182,019	171,376
Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin	117,021	138,043	117,021	16,966
Impairment of equity investment	(67,169)	—	(15,078)	(2,186)
Interest income (expense), net	7,716	(1,117)	281	42
Other income, net	6,711	16,952	43,447	6,299
Income before income tax expense and (loss) income from investment in affiliates	366,386	585,834	1,327,690	192,497
Income tax expense	(108,811)	(125,724)	(155,398)	(22,531)
(Loss) income from investment in affiliates	(7,509)	7,651	7,940	1,152
Net income	250,066	467,761	1,180,232	171,118
Net (loss) income attributable to noncontrolling interest shareholders	(2,817)	(4,325)	574	84
Net income attributable to Jiayin Group Inc.	252,883	472,086	1,179,658	171,034
Net income per share:
- Basic	1.17	2.18	5.48	0.79
- Diluted	1.17	2.18	5.48	0.79
Net income per ADS:
- Basic	4.68	8.74	21.92	3.18
- Diluted	4.68	8.74	21.92	3.18
Weighted average shares used in calculating net income per share:
- Basic	216,100,000	216,100,000	215,259,640	215,259,640
- Diluted	216,100,000	216,100,000	215,259,640	215,259,640
Net income	250,066	467,761	1,180,232	171,118
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(13,366)	(5,229)	14,802	2,146
Comprehensive income	236,700	462,532	1,195,034	173,264
Comprehensive (loss) income attributable to noncontrolling interests	(2,897)	(4,417)	534	78
Total comprehensive income attributable to Jiayin Group Inc.	239,597	466,949	1,194,500	173,186
The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Treasury stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total shareholder‘s (deficit) equity
	Number	RMB	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	100,100,000	—	116,000,000	—	—	—	777,408	(1,519,731)	469	255	(741,599)
Capital contribution from noncontrolling interest shareholders	—	—	—	—	—	—	—	—	—	500	500
Net income	—	—	—	—	—	—	—	252,883	—	(2,817)	250,066
Share-based compensation	—	—	—	—	—	—	30,652	—	—	—	30,652
Exercise of share options	—	—	—	—	—	—	6,982	—	—	—	6,982
Business combination under common control	—	—	—	—	—	—	3,000	—	—	—	3,000
Conversion of Class B Ordinary Share to Class A Ordinary Share	8,000,000	—	(8,000,000)	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(13,286)	(80)	(13,366)
Balance at December 31, 2020	108,100,000	—	108,000,000	—	—	—	818,042	(1,266,848)	(12,817)	(2,142)	(463,765)
Net income	—	—	—	—	—	—	—	472,086	—	(4,325)	467,761
Share-based compensation	—	—	—	—	—	—	15,186	—	—	—	15,186
Exercise of share options	—	—	—	—	—	—	7,352	—	—	—	7,352
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	5,000	5,000
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(556)	(556)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(5,137)	(92)	(5,229)
Balance at December 31, 2021	108,100,000	—	108,000,000	—	—	—	840,580	(794,762)	(17,954)	(2,115)	25,749
Net income	—	—	—	—	—	—	—	1,179,658	—	574	1,180,232
Share-based compensation	—	—	—	—	—	—	42,548	—	—	—	42,548
Exercise of share options	—	—	—	—	237,988	1,008	1,176	—	—	—	2,184
Vest of Restricted Share Units	—	—	—	—	3,383,784	13,742	(13,742)	—	—	—	—
Repurchase of ordinary shares	—	—	—	—	(5,994,368)	(24,012)	—	—	—	—	(24,012)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	14,842	(40)	14,802
Balance at December 31, 2022	108,100,000	—	108,000,000	—	(2,372,596)	(9,262)	870,562	384,896	(3,112)	(1,581)	1,241,503

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note2(h))
Cash flows from operating activities
Net income for the years	250,066	467,761	1,180,232	171,118
Adjustments to reconcile net income to net cash flows from operating activities:
Allowance for uncollectible receivables, contract assets, loans receivable and others	77,278	44,427	32,053	4,647
Share-based compensation	30,652	15,186	42,548	6,169
Depreciation and amortization	23,158	15,674	9,961	1,444
Loss from disposal of property, equipment and software	—	16	—	—
Loss (income) from investment in affiliates	7,509	(7,651)	(7,940)	(1,152)
Impairment of short-term investment	67,169	—	—	—
Impairment of long-term investment	—	—	15,078	2,186
Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin	(117,021)	(138,043)	(117,021)	(16,966)
Business combination under common control	3,000	—	—	—
Loss from disposal of subsidiaries	—	2,363	—	—
Net loss of a subsidiary which was both acquired and disposed off during the year	—	1,744	—	—

Changes in operating assets and liabilities:
Accounts receivable and contract assets	(224,408)	(344,388)	(1,232,326)	(178,670)
Financial assets receivable	—	—	(292,342)	(42,386)
Loans receivable	(58,982)	(9,681)	(21,903)	(3,176)
Prepaid expenses and other current assets	26,538	(5,822)	(434,318)	(62,970)
Amount due from/to related parties	10,039	(35,245)	12,437	1,803
Deferred tax assets	27,357	(12,943)	(22,322)	(3,236)
Other non-current assets	—	(1,242)	(516)	(75)
Operating lease right-of-use assets	30,289	(30,871)	7,903	1,146
Deferred guarantee income	—	—	276,518	40,091
Payroll and welfare payables	9,764	(2,185)	25,502	3,697
Tax payables	99,962	138,296	223,762	32,442
Refund liabilities	(180,104)	—	—	—
Accrued expenses and other current liabilities	(87,751)	54,898	444,064	64,383
Operating lease liabilities	(30,020)	32,246	(7,778)	(1,128)
Net cash (used in) provided by operating activities	(35,505)	184,540	133,592	19,367
Cash flows from investing activities
Purchase of property, equipment and software	(848)	(2,768)	(17,468)	(2,533)
Investments in equity investees	(3,378)	—	—	—
Disposal of subsidiaries, net of cash disposed of nil, RMB16,043 and nil	—	(16,043)	—	—
Acquisition of a subsidiary (including capital contribution of RMB86,487 to the subsidiary which was acquired and disposed off during the year)	—	(95,000)	—	—
Sale of property, equipment and software	1	11	—	—
Loans to related parties	79	(203,146)	(56,416)	(8,180)
Repayments from related parties	37,372	190,724	50,935	7,385
Net cash provided by (used in) investing activities	33,226	(126,222)	(22,949)	(3,328)
Cash flows from financing activities
Loans from related parties	3,113	15,000	—	—
Contribution from noncontrolling shareholders of subsidiaries	500	—	—	—
Repayment to related parties	—	(15,000)	—	—
Dividend distributed to shareholders	—	2,586	—	—
Repurchase of ordinary shares	—	—	(14,750)	(2,139)
Proceeds from exercise of options	6,982	7,352	2,184	317
Net cash provided by (used in) financing activities	10,595	9,938	(12,566)	(1,822)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(11,145)	(3,009)	10,397	1,510
Net change in cash, cash equivalents and restricted cash	(2,829)	65,247	108,474	15,727
Cash, cash equivalents and restricted cash at beginning of the year	122,149	119,320	184,567	26,760
Cash, cash equivalents and restricted cash at end of the year	119,320	184,567	293,041	42,487

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
				(Note2(h))
Supplemental disclosure of cash flow information:
Income taxes paid, net	162	6,614	1,900	275
Supplemental disclosure of non-cash investing activities:
Disposal consideration settled by service fee collected on behalf of the Group (see Note 10)	156,276	—	—	—
Disposal consideration settled by other payable related to the disposal of Shanghai Caiyin (see Note 10)	—	94,380	—	—
Non-cash right-of-use assets in exchange for new lease liabilities (see Note 15)	4,734	47,101	12,655	1,835
Investment consideration settled by loan due from related party	(91,957)	—	—	—
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	117,320	182,551	291,018	42,194
Restricted cash	2,000	2,016	2,023	293
Total cash, cash equivalents and restricted cash	119,320	184,567	293,041	42,487

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES

Jiayin Group Inc. (the “Company”) is an exempted company incorporated with limited liabilities in the Cayman Islands under the laws of the Cayman Islands in December 2017.

The Company, its consolidated subsidiaries and the consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) provide online consumer finance service in the People’s Republic of China (“PRC”) by connecting institutional funding partners with borrowers through a proprietary internet platform. The Group operates in an evolving regulatory environment and has been adjusting its business model to stay in compliance with regulatory requirements during the years presented. The Group historically has focused on connecting borrowers with individual investors. Since the third quarter of 2019, the Group also began to cooperate with institutional funding partners. Starting from 2020, the Group was actively expanding business in overseas markets. The Group operates lending business by using its own funds in Nigeria to extend small credit loans to individual borrowers.

Starting from year 2022, for certain off-balance sheet loans funded by institutional funding partners, the Group provides commitment to compensate the institutional funding partners or third party guarantee companies in the event of borrowers’ default in the form of guarantee provided by third-party financial guarantee companies or financial guarantee company within the Group.

History of the Group

The Group began the operations mainly through its PRC entities in 2015. In September 2015, Shanghai Jiayin Finance Technology Co., Ltd (“Jiayin Finance”) formed a wholly-owned subsidiary Shanghai Wuxingjia Information Technology Co., Ltd. (“Shanghai Wuxingjia”) (formerly known as (“Shanghai Niwodai Internet Finance Information Services Co., Ltd. ”) to develop online consumer finance service.

In September 2015, Shanghai Caiyin Asset Management Co., Ltd (“Shanghai Caiyin”) was established by Mr. Yan (the “ Founder”) to provide the guarantee services to the loans facilitated through Shanghai Wuxingjia. Shanghai Caiyin deemed as the variable interest entity (see Note 2(b)) of the Group started from 2015 to 2019, provided the guarantee service to the loans funded by individual investors facilitated through Shanghai Wuxingjia. Such guarantee service was ceased since April 28, 2018.

In December 2017, the Company was incorporated by the same shareholders of Jiayin Finance in Cayman Island in connection with a group reorganization (“Reorganization”). As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company established, through a BVI and a Hong Kong intermediary company, a wholly-owned foreign invested subsidiary in the PRC, Shanghai Kunjia Technology Co., Ltd. (“Shanghai Kunjia” or “WFOE”) in June 2018.

WFOE entered into a series of contractual arrangements (Note 2(b)) in June 2018 with Jiayin Finance (the “VIE”) and the shareholders of the VIE. The series of contractual agreements include Power of Attorney Agreement, Exclusive Purchase Agreement, Exclusive Consultation and Service Agreement, and Equity Pledge Agreement. The Group believes that these contractual agreements would enable WFOE to (1) have power to direct the activities that most significantly affect the economic performance of the VIE and its subsidiary and (2) receive the economic benefits of the VIE and its subsidiary that could be significant to them. Accordingly, the Group believes that WFOE is the primary beneficiary of the VIE and its subsidiary.

The Group considered the Reorganization as a reorganization of entities under common control.

IPO

On May 10, 2019, the Group completed its IPO on the NASDAQ Global Market. In this offering, 4,025,000 American depositary shares (“ADSs”), representing 16,100,000 Class A ordinary shares, were issued at a price of US$10.50 per ADS. The aggregate proceeds received by the Group from the IPO, net of issuance costs, were approximately RMB234,354. All classes of ordinary shares are entitled to the same dividend right. All of the Class B ordinary shares were held by the Founder of the Group.

Business transformation

On July 3, 2019, the Group established a wholly owned subsidiary, Geerong Yunke Information Technology Co., Ltd. (“Geerong Yunke”). On September 10, 2019, Geerong Yunke conducted a business combination under common control with Geerong Yun (Shanghai) Enterprise Development Co., Ltd. (formerly known as “Jirongyun (Shanghai) Enterprise Development Co., Ltd”, “Geerong Yun”) as both the Geerong Yunke and Geerong Yun were controlled by Mr. Yan.

1.
ORGANIZATION AND PRINCIPAL ACTIVITIES - continued

In September 2019, as part of the business transformation of the Group, Shanghai Wuxingjia and Shanghai Caiyin entered into an amendment agreement. Pursuant to this amendment agreement, Shanghai Wuxingjia no longer had the rights to adjust the charge rate of guarantee services for Shanghai Caiyin, to collect the residual economic benefits from the guarantee services provided by Shanghai Caiyin, or to terminate the guarantee service agreement at any time. As a result of such revision, Shanghai Wuxingjia lost power to direct the activities that most significantly affect the economic performance of Shanghai Caiyin and no economic benefits of Shanghai Caiyin would be received by Shanghai Wuxingjia. Therefore, starting from September 1, 2019, Shanghai Wuxingjia was no longer considered as the primary beneficiary of Shanghai Caiyin and Shanghai Caiyin was deconsolidated by the Group.

As of December 31, 2022 the Company’s significant subsidiaries and its consolidated VIEs are as follows:

Name	Date of incorporation/ establishment or acquisition	Place of incorporation/ establishment	Percentage of direct or indirect ownership	Principal activities
Subsidiaries
Jiayin Holdings Limited	January 2018	BVI	100%	Investment Holding
Geerong (HK) Limited (formerly known as “Jiayin (HK) Limited”)	January 2018	Hong Kong	100%	Investment Holding
Jiayin Southeast Asia Holdings Limited	February 2018	BVI	100%	Investment Holding
Shanghai Kunjia Technology Co., Ltd.	June 2018	Shanghai	100%	Investment Holding
Geerong Yunke Information Technology Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Geerong Yun (Shanghai) Enterprise Development Co., Ltd.	September 2019	Shanghai	100%	Technology development and consumer finance services
Shanghai Chuangzhen Software Co., Ltd.	April 2020	Shanghai	100%	Technology service
PT. Jayindo Fintek Pratama	April 2020	Indonesia	85%	Lending business
Fujian Jiaxi Financing Guarantee Co., Ltd.	July 2021	Fujian	100%	Guarantee service
Hainan Yinke Financing Guarantee Co., Ltd.	August 2021	Hainan	100%	Guarantee service

VIEs
Shanghai Jiayin Finance Technology Co., Ltd.	June 2015	Shanghai	100%	Technology service
Shanghai Wuxingjia Information Technology Co., Ltd. ( formerly known as "Shanghai Niwodai Internet Finance Information Services Co., Ltd.")	September 2015	Shanghai	100%	Technology development and consumer finance services
Shanghai Jiajie Internet Finance Information Services Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Jiayin Shuke Information Technology Co., Ltd.	January 2021	Shanghai	100%	Technology service

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)
Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)
Principles of consolidation

The consolidated financial statements include the financial information of the Company, its wholly owned subsidiaries and its consolidated VIEs. All intercompany balances and transactions have been eliminated upon consolidation.

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

Pursuant to this amendment agreement entered between Shanghai Wuxingjia and Shanghai Caiyin as part of the business transformation of the Group, starting from September 1, 2019, Shanghai Wuxingjia was no longer considered as the primary beneficiary of Shanghai Caiyin and Shanghai Caiyin was deconsolidated by the Group.

On September 16, 2019, Shanghai Caiyin was disposed to a third-party company, Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”) (See Note 10).

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(b)
Principles of consolidation - continued

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE

As PRC laws and regulations prohibit and restrict foreign ownership of internet value added businesses, the Company operates its business, primarily through the VIEs. In June 2018, the Company, through its wholly owned foreign invested subsidiary, Shanghai Kunjia or WFOE, entered into a series of contractual arrangements (“VIE agreements”) with Jiayin Finance and its respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiary, and (2) receive the economic benefits of the VIE and its subsidiary that could be significant to the VIE and its subsidiary.

Despite the lack of technical majority direct voting interest, there exists a parent subsidiary relationship between Shanghai Kunjia and the VIE and its subsidiary through the aforementioned agreements. The following is a summary of the VIE agreements:

The agreements that provide the Company effective control over the VIE and its subsidiary include:

Powers of Attorney:

Pursuant to the Power of Attorney, each of the four shareholders have signed power of attorney with WFOE to irrevocably authorize the board of directors / Executive Directors of WFOE and their successors to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Jiayin Finance including, but not limited to, the right (1) to make and sign the relevant shareholders’ general meeting decision on behalf of the shareholders of Jiayin Finance; (2) in accordance with the law and Jiayin Finance’s Charter of shareholders exercise the right to enjoy all the rights of shareholders , including but not limited to the right of shareholders to vote, sell or transfer or pledge or dispose of all or any part of Jiayin Finance’s shares; and (3) designate and appoint the legal representative, chairman, director, supervisor, general manager and other senior management of Jiayin Finance as the authorized representative of the Group. This power of attorney is irrevocable and continues to be in force during the period when the authorized person is a shareholder of WFOE, from the date of signature of this power of attorney.

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

The agreements that transfer economic benefits to the Company include:

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

These contractual arrangements allow the Company, through its wholly owned subsidiary WFOE, to effectively control the VIEs, and to derive substantially all of the economic benefits from them. Accordingly, the Company has consolidated the financial results of the VIEs.

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•
revoke the Group’s operating licenses;
•
levy fines on the Group;
•
confiscate any of the Group’s net income that they deem to be obtained through illegal operations;
•
shut down the Group’s services;
•
discontinue or restrict the Group’s operations in China;
•
impose conditions or requirements with which the Group may not be able to comply;
•
require the Group to change corporate structure and contractual arrangements;
•
restrict or prohibit the use of the proceeds from overseas offerings to finance the Company’s PRC consolidated VIEs’ business and operations; and
•
take other regulatory or enforcement actions that could be harmful to the Group’s business.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(b)
Principles of consolidation - continued

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE - continued

The following condensed financial statement balances and amounts of the Company’s VIEs, were included in the accompanying consolidated financial statements after the elimination of intercompany balances and transactions among the Company, its subsidiaries and its VIEs.

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	14,759	16,294
Restricted cash	2,016	2,023
Amounts due from related parties	504	507
Financial Assets receivable	—	53,373
Accounts receivable, net	30,846	71,184
Prepaid expenses and other current assets	39,109	125,647
Deferred tax assets, net	24,615	26,914
Property and equipment, net	2,372	8,123
Right-of-use assets	24,430	14,297
Other long-term assets	1,103	242
TOTAL ASSETS	139,754	318,604
Deferred guarantee income	—	51,079
Payroll and welfare payables	28,057	35,900
Amounts due to related parties	4,485	566
Tax payables	272,964	286,705
Accrued expenses and other current liabilities	46,675	183,442
Other payable related to the disposal of Shanghai Caiyin	322,028	188,300
Lease liabilities	24,752	14,598
TOTAL LIABILITIES	698,961	760,590

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net revenue	624,868	680,790	972,029
Operating income (expense)	230,415	(15,802)	52,204
Net income	254,283	89,149	164,741
Net cash (used in) provided by operating activities	(40,071)	98,486	8,807
Net cash used in investing activities	(62)	(96,180)	(7,265)
Net cash used in financing activities	—	—	—

The VIEs contributed 48%, 38% and 30% of the Group’s consolidated revenue for years ended December 31, 2020, 2021 and 2022. As of December 31, 2021 and 2022, the VIEs accounted for an aggregate of 14% and 11% of the consolidated total assets, and 74% and 43% of the consolidated total liabilities, respectively.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(b)
Principles of consolidation - continued

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE - continued

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. See Note 19 for disclosure of restricted net assets.

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

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include expected credit loss for financial guarantee in scope of ASC 326, allowance for financial assets receivable, loan receivables, accounts receivables and contract assets, amount due from related parties, and others, valuation allowances for deferred tax assets, valuation of share-based awards, fair value measurement and impairment of investment, discount rate used to measure lease liabilities, variable consideration for revenue recognition.

(d)
Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

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

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, amounts due from/to related parties, accounts receivable and contract assets, financial assets receivable, loans receivable, prepaid expenses and other assets, deferred guarantee income and other liabilities are recorded at cost which approximate their fair value mainly due to the short-term nature of these instruments.

The Group does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis other than the short-term investment in convertible debt accounted for as available-for-sale debt security, which is classified as a level 2 fair value measurement. As of December 31, 2021 and 2022, the carrying amount of the short-term investment is approximate to its fair value. The Group does not have any assets or liabilities measured at fair value on a non-recurring basis during the periods presented.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(e)
Certain risks and concentrations

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable and contract assets, financial assets receivable, loans receivable, and amounts due from related parties. As of December 31, 2021 and 2022, there were 69% and 89% of the Group’s cash and cash equivalents and restricted cash held in major financial institutions located in the PRC, respectively, and the rest were held in overseas major financial institutions which management considers to be of high credit quality. Accounts receivable, contract assets and financial assets receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets, and financial assets receivable is mitigated by credit evaluations The Group performs on its customers and its ongoing monitoring process of outstanding balances. Credit risk of loans receivable is controlled by the application of credit approvals, credit limits and monitoring procedures.

For the year ended December 31, 2022, Customer A contributed 11% of total net revenue of the Group. As of December 31, 2022, Customer A accounted for 15% of accounts receivable and contract assets.

(f)
Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB127,902 and RMB257,041 as of December 31, 2021 and 2022, respectively.

(g)
Foreign currency translation

The functional currency of the Group dollars (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”). The functional currency of subsidiaries outside of PRC is typically their local currency. The determination of the respective functional currency is based on the criteria stated in Accounting Standard Codification (“ASC”) Topic 830, Foreign Currency Matters. The Group also uses RMB as its reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Translation gains and losses are recognized in the statements of comprehensive income.

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

(h)
Convenience translation

The Group’s financial statements are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2022 are included solely for the convenience of the readers and have been made at the rate of US$1.00=RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

(i)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. The Group’s cash and cash equivalents were RMB182,551 and RMB291,018 as of December 31, 2021 and 2022, respectively.

(j)
Restricted cash

Restricted cash represents restricted deposit requested by custodian bank for business purpose. The Group’s restricted cash were RMB2,016 and RMB2,023 as of December 31, 2021 and 2022, respectively.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(k)
Guarantee arrangement

Primary guarantee

For certain off-balance sheet loans funded by institutional funding partners starting from year 2022, the Group provides commitment to compensate them in the event of borrowers’ default in the form of guarantee provided by 1) third-party financial guarantee companies or 2) financial guarantee company within the Group. Under 1), after the third-party guarantee companies repay the overdue amount, the Group is obligated to compensate third-party guarantee companies at an amount equal to the repayment made to the institutional funding partners. In either case, a third-party asset management company is obligated to compensate the Group at an amount equal to overdue amount and guarantee fee due to the Group. As of December 31, 2022, the maximum potential future payments, including all outstanding principal and interests for which the Group provides primary guarantee, that the Group could be required to make under the guarantee , which was not reduced by the effect of any amounts that may possibly be recovered, were RMB6,484,243.

Upon adoption of ASC Topic 326, deferred guarantee income represents the stand ready component of the guarantee contracts that are determined in accordance with ASC Topic 460. Since the guarantee is issued in a standalone arm's length transaction with an unrelated party, the deferred guarantee income recognized at the inception of the guarantee shall be the premium received or receivable by the guarantor as a practical expedient.

Subsequent to initial recognition, deferred guarantee income is released systematically as guarantee income in revenue in the consolidated statement of comprehensive income as the Group is released from the underlying risk.

Expected credit losses for guarantee obligation represents the expected life time credit losses of the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the guarantee obligation, and net off the expected recoveries from the third-party asset management company. The expected lifetime credit losses of the underlying loans are determined based on historical default experience, known and inherent risks in the portfolio, current economic conditions and future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers, and is collectively evaluated for impairment. For the years ended December 31, 2021 and 2022, the expected lifetime credit losses of the underlying loans covered by the guarantee obligation after netting off the expected recoveries from the third-party asset management company was inconsequential.

Subsequent to initial recognition, the expected credit losses are adjusted for changes in expected lifetime credit losses net off expected recoveries from the asset management company. The initial recognition and adjustments made to expected credit losses for guarantee obligation are recorded as Credit loss expense in the consolidated statement of comprehensive income.

Deferred guarantee income and Expected credit loss under ASC 326

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
	RMB	RMB
Opening balances	—	—
Fair value of guarantee income at inception of new loans	—	326,086
Release of guarantee income	—	(49,568)
Ending balances	—	276,518

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Financial assets receivable

A financial assets receivable is recognized at loan inception at its fair value on a loan-by-loan basis. The Group establishes a credit loss allowance primarily based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of borrowers.

No allowance for credit losses for financial assets receivable was recognized for the years ended December 31, 2021 and 2022.

The following table presents the Group’s financial assets receivable as of December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
	RMB	RMB
Financial assets receivable	—	292,342
Allowance for credit losses for financial assets receivable	—	—
Financial assets receivable, net	—	292,342

Secondary guarantee

For certain off-balance sheet loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for unpaid principal and interest. In certain contracts, the Group provides commitment letter of balance complements to the institutional funding partners in the event that the guarantee companies are unable to fully reimburse the institutional funding partners. In some other contracts, the guarantee companies require a third party company to act as counter guarantor and require the Group to provide a commitment letter of balance complements to compensate third party guarantee companies in the event that the counter guarantor are unable to fully reimburse the guarantee companies. To manage the risk exposure, the Group in turn obtains a back-to-back guarantee from another third-party company. The fair value of guarantee liabilities of the Group as a secondary guarantor was inconsequential and no compensation was made by the Group during the years of 2020, 2021 and 2022. As of December 31, 2021 and 2022, the outstanding loan balance for which the Group provides secondary guarantee was RMB5,728,718 and RMB14,425,887, respectively.

(l)
Short term investment

The Group invested in convertible notes issued by a private company in 2019 and accounted for the investment as available-for-sale debt security at fair value with changes in fair value deferred in other comprehensive income.

The Group reviews its investments for other-than-temporary impairment and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

If the investment’s fair value is less than the cost of an investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value in earnings. The net balance of short-term investment was nil as of both December 31, 2021 and 2022.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(m)
Current Expected Credit Losses

On January 1, 2020, the Group adopted FASB ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets.

The Group adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 has no impact on the Group’s retained earnings as of January 1, 2020. Results for reporting periods beginning after January 1, 2020 are presented under ASC Topic 326 while prior periods continue to be reported in accordance with previously applicable U.S. GAAP. The Group’s in-scope assets are primarily loans receivable, accounts receivable and contract assets from customers and financial assets receivable from financial institutional partners. ASC Topic 326 requires the expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready guarantee liability accounted for in accordance with ASC Topic 460. The guarantee obligation is separated into the expected credit losses of the guarantee contracts accounted for in accordance with ASC Topic 326, and deferred guarantee income.

In establishing the allowance for loans receivable, the Group considers historical losses, delinquency rate and other factors in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326, Financial Instruments - Credit Losses. The Group writes off loans receivable as a reduction to the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible. In general, loans receivable is identified as uncollectible when it is determined to be not probable that the balance can be collected.

The Group estimated the allowance for accounts receivables due from borrowers based on expected net accumulated loss rates for terms during which losses of such service fees are expected to occur, which are consistent with the terms during which the Group expects to collect service fees. The profile of the borrowers is homogeneous for each product type and as such, the Group applies a portfolio approach in accounting for credit risk. Accounts receivable for loan facilitation service and post-origination service to borrowers are identified as uncollectible if any repayment of the underlying loan is 90 days past due, and no other factor evidences the possibility of collecting the delinquent amounts. The Group wrote off aforementioned accounts receivable from borrowers and corresponding provisions if any repayment of the underlying loan is 90 days past due.

The Group establishes an allowance for accounts receivable and contract assets, and financial assets receivable, amounts due from related parties and other entities that are based on historical experience and other factors surrounding the credit risk of specific customers. Uncollectible receivables from institutional funding partners, amounts due from related parties and other entities are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

(n)
Loans receivable

Loans receivable represents the loans extended directly to overseas individual borrowers with the Group’s own funds. The loans receivable is measured at amortized cost and recorded on the Group’s consolidated balance sheets.

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
(p)
Long term investment

The Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights, the impact of commercial arrangements, and the extent to which the Group guarantees the investee's obligations and is committed to provide additional funding are also considered in determining whether the equity method of accounting is appropriate. An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership, and the existence of obligations to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of operations and comprehensive income after the date of acquisition. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company. The Group makes an assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of comprehensive income if any when such impairment is considered other than temporary. And the amount of such impairment loss was RMB49, nil, and RMB15,078 for the years ended December 31, 2020, 2021 and 2022.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(q)
Valued-added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% given that they are classified as a general tax payer. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.

(r)
Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense on a graded vesting basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group adopted ASU 2016-09 and accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of comprehensive income as the cash compensation of those employees receiving the award.

Modifications of the terms or conditions of the awards are treated as an exchange of the original awards for new awards. Incremental compensation cost is measured and recognized as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before the terms are modified. When the Group cancels unvested options and restricted share units (“RSUs”), the remaining unrecognized expenses are recognized immediately on the cancellation date.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)
Revenue Recognition

The Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC Topic 606 on January 1, 2018 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

•
Step 1: Identify the contract (s) with a customer
•
Step 2: Identify the performance obligations in the contract
•
Step 3: Determine the transaction price
•
Step 4: Allocate the transaction price to the performance obligations in the contract
•
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Loan facilitation

Loan facilitated to individual investors

Prior to November 2020, the Group provided loan facilitation services and post-origination services on loans facilitated on its platform, which enabled individual investors to directly invest in loans that can be selected, at the individual investors’ discretion, from hundreds of new lending opportunities to pre-approved borrowers that were posted on the Group’s platform every day. Individual investors also had the option to use the automated investment programs whereby the funds were automatically allocated among pre-approved borrowers. The automated investment programs automatically reinvest individual investors’ funds as soon as a loan was repaid, enabling the individual investors to accelerate the reinvestment of cash flows without having to continually revisit the Group’s mobile application. Such business was officially ceased in November 2020.

The Group charged a substantial amount of service fees on the same day when the first and second monthly repayments of principal and interest were due.

The Group determined that both the individual investors and the borrowers were its customers. The Group assessed ability and intention to pay the service fees when they became due and determined if the collection of the service fees was probable, based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination. The Group considered the loan facilitation service and post origination service as two separate services. While the post-origination service was within the scope of ASC Topic 860, the ASC Topic 606 revenue recognition model was applied due to the lack of definitive guidance in ASC Topic 860. The loan facilitation service and post-origination service were two separate performance obligations under ASC Topic 606, as these two deliverables were distinct in that customers can benefit from each service on its own and the Group’s promises to deliver the services were separately identifiable from each other in the contract.

The Group determined the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax.

The Group recognized revenue when (or as) the entity satisfied the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services were recognized at the time a loan was originated between the individual investors and the borrower and the principal loan balance was transferred to the borrower, at which time the facilitation service was considered completed. Revenues from post-origination services were recognized evenly over the term of the underlying loans as the post-origination services were a series of distinct services that were substantially the same and that had the same pattern of transfer to the individual investors.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)
Revenue Recognition – continued

Loan facilitated to institutional funding partners

Since the third quarter of 2019, the Group provides service through its facilitation of loan transactions between borrowers and institutional funding partners. When the investors are institutional funding partners, the Group’s service mainly consist of performing credit assessment on the borrowers and matching the institutional funding partners with potential qualified borrowers and facilitating the execution of loan agreements between the parties. The Group assesses ability and intention to pay the service fees of the customers when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed before cooperation.

The Group determines the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Under certain agreements, the transaction price includes variable consideration due to borrowers’ actual repayment to institutional funding partners. The Group estimates variable consideration for these contracts using the expected value approach on the basis of historical information. The Group identifies one performance obligation under ASC Topic 606, as the Group does not retain any further obligations after the facilitation of a loan.

The Group recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services are recognized at the time a loan is originated between the institutional funding partners and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed.

Technical service

The Group does not provide post-origination service in such arrangements. The institutional funding partners typically engage third-party non-performing loan management entities to assist on the subsequent collection. The Group is in turn engaged by such non-performing loan management entities to provide information including risk profile and collection methods or plans for the borrowers on its platform to the non-performing loan management entity basing on the historical records and experiences that the Group has as of the date when each loan is successfully extended to borrower.

The Group determines the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax. Before May 2020, the service fee is calculated based on the facilitated loan amount and the agreed charge rate, i.e. the consideration promised in the contract includes fixed amounts. However, starting from May 2020, the Group reached a mutual agreement with the customers for a new settlement method. The service fee is calculated based on the estimated overdue amount of underlying loans and the agreed charge rate. The transaction price included variable consideration due to overdue amount of the borrowers. The Group reflected in the transaction price the borrower’s estimated delinquent risk and estimated variable consideration for these contracts using the expected value approach on the basis of historical information and current trends of the delinquency of the borrowers.

Revenue from technical services is recognized at the time a loan is successfully originated by the institutional funding partner as the technical services are completed at that time.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)
Revenue Recognition – continued

Other revenue

Investor referral

The Group provides referral services in respect of investment products offered by the financial service providers on Youdao wealth platform. The Group considers the financial service providers to be its customers, and receives service fees from the customers primarily based on the transaction price of the investment successfully subscribed by online investors. After the online investors subscribe the products referred by the Group, the Group does not retain any further obligations. The price for each referral charged to the financial service providers is a fixed price as pre-agreed in the service contract. Revenue is recognized when the online investors successfully subscribed to investment products from financial service providers.

Interest income

Interest income is recognized over the terms of loans receivable using the effective interest rate method under ASC Topic 310. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest income or principal. Interest collected upfront at the loan inception is recorded as deferred revenue.

Business and Operational Support Services

The Group provides a series of service to a related party, including software development, risk control, marketing support and IT assistance. The revenue is recognized over time as services are continuously performed during the service periods.

Sales of hardware

The Group also generates revenue from the sale of hardware directly to customers since the year 2021 but terminated such revenue stream along with the disposal of Shanghai Bweenet in December 2021. The revenue is recognized at a point in time following the transfer of control of goods to the customer, which typically occurs upon the delivery to the customer.

Others

The Group charged service fees to individual investors for using the automated investment programs which equal to a certain percentage of the actual return in excess of the expected rate of return from the investments, payable at the end of the investment period. No application fee was charged to borrowers or individual investors.

Under ASC Topic 606, service fees derived from individual investors using the automated investment programs were initially estimated based on historical experience of returns on similar investment products and current trends. The service fees were recognized on a straight-line basis over the term of the investment period. The service fees related to the automated investment programs were due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the individual investors. The Group recorded service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur. The revenue of service fee recognized under ASC Topic 606 for the years ended December 31, 2020, 2021 and 2022 was RMB23,815, nil and nil, respectively.

Other revenue also included revenue from penalty fees for loan prepayment and late payment, and service fees for transferring loans between investors on the Group’s platform, and guarantee income released from deferred guarantee income systematically over the term of the loans subject to guarantee obligation under ASC Topic 460. Under ASC Topic 606, penalty fees were contingency-based variable considerations and constrained by the occurrence of delinquency or prepayment. They were recognized when the uncertainty associated with the variability is resolved, that is, when the underlying event occurs and the fees are collected. The service fees for transferring loans between individual investors were recognized when the transfer is completed and service fees are collected from the individual investors.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)
Revenue Recognition - continued

The following table illustrates the disaggregation of revenue by product and services the Group offered in 2020, 2021 and 2022, respectively:

For the year ended December 31, 2020	Loan facilitation services	Post- origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	943,084	112,731	—	1,055,815
Other services	—	—	244,345	244,345
Total	943,084	112,731	244,345	1,300,160

For the year ended December 31, 2021	Loan facilitation services	Post- origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	1,470,170	—	—	1,470,170
Other services	—	—	310,320	310,320
Total	1,470,170	—	310,320	1,780,490

For the year ended December 31, 2022	Loan facilitation services	Post- origination services	Other revenues	Total
	RMB	RMB	RMB	RMB
Current loan products	2,881,725	—	—	2,881,725
Other services	—	—	389,689	389,689
Total	2,881,725	—	389,689	3,271,414

Incentives to individual investors

The Group provided incentives to individual investors using the automated investment program in a form that either reduces the amount of investment required to purchase financial products or entitles them to receive higher interest rates in the products they purchase and pays the incentive to the investors upon maturity of the investment program. If the investors early terminate the program and withdraw the investment, no incentive will be paid. Such incentives are recorded as a reduction of revenue over the investment period and the incentive accrued not paid are recorded as refund liabilities based on the management’s best estimate. The Group was released from the obligation under the refund liabilities and recognized as other revenue of amounting to 77,045, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Incentives paid to:
New investors	—	—	—
Returning investors	202,463	—	—
Total incentives paid to investors	202,463	—	—

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)
Revenue Recognition – continued

Accounts receivable and contract assets

Contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 326. The Group established an allowance for receivables and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers. The Group evaluates and adjusts its allowance for receivables and contract assets on a quarterly basis or more often as necessary. Revenue recognized for the years ended December 31, 2020, 2021 and 2022 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated return on investment periods, change of estimated prepayment rate and referral fees was immaterial.

The Group determines that the acquisition cost paid based on the amount of loan facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. Such cost was not material during the years presented.

(t)
Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB37,665, RMB57,363 and RMB68,145 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

(v)
Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses, including those related to borrower acquisition and retention, commission fees to those who introduce institutional funding partners, and general brand and awareness building. Salaries and benefits expenses as well as share-based compensation related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. The Group’s borrower acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing, search engine optimization, information feeds, and referral fees charged by other parties relating to borrower acquisition. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2020, 2021 and 2022, the advertising expenses were RMB21,697, RMB6,695 and RMB8,437, respectively.

(w)
Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and when all the conditions for their receipt have been satisfied. The government grants received by the Group amount to RMB6,773, RMB19,762 and RMB22,306 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of the benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained (defined as a likelihood of more than fifty percent of being sustained upon an audit, based on the technical merits of the tax position), the tax position is then assessed to determine the amount of benefits to recognize in the consolidated financial statements. The amount of the benefits that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

The Group is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Group will file tax returns that are subject to examination by the relevant tax authorities. Tax returns of the Group's major subsidiaries in PRC, Hong Kong, Singapore, Indonesia and Nigeria remain subject to examination by relevant tax authorities for five years, seven years, four years, five years and indefinite years, respectively, from the date of filing.

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

(aa)
Segment reporting

The Group uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single reportable segment.

The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab) Operating leases

The Group leases administrative office spaces under operating leases and accounts for the leases under ASC 842. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. As of December 31, 2022, the Group’s operating leases had a weighted average remaining lease term of 1.2 years and a weighted average discount rate of 4.75%. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group considers only payments that are fixed and determinable at the time of lease commencement. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Additionally, the Group elects not to recognize lease with lease term of 12 months or less at the commencement date in the consolidated balance sheets and records its operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

(ac) Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. The treasury shares account includes nil and 2,372,596 ordinary shares mainly for the purpose of exercise or vest of share-based compensation plans as of December 31, 2021 and 2022, respectively.

(ad) Recent accounting pronouncements

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, a new accounting standard update to simplify the accounting for income taxes. The new guidance removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. It also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This guidance will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. The Group adopted the new standard beginning January 1, 2022 with no material impact on the consolidated financial statements and related disclosures.

Recent Accounting Guidance Not Yet Adopted

In June 2022, the FASB issued ASU 2022-03, “ Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. “The ASU improves financial reporting for investors and other financial statement users by increasing comparability of financial information across reporting entities that have investments in equity securities measured at fair value that are subject to contractual restrictions preventing the sale of those securities. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. For all entities except investment companies as defined under Topic 946, Financial Services—Investment Companies, the amendments in this ASU should be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. An entity that qualifies as an investment company under Topic 946 should apply the amendments to an investment in an equity security subject to a contractual sale restriction that is executed or modified on or after the date of adoption. An investment company with an equity security subject to a contractual sale restriction that was executed before the date of adoption should continue to account for the equity security until the contractual restrictions expire or are modified using the accounting policy applied before the adoption of the amendments (that is, if an investment company was incorporating the effects of the restriction in the measurement of fair value, it would continue to do so). The Group is currently assessing the impact that ASU 2022-03 will have on its future consolidated financial statements.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ae) Impact of COVID-19

The COVID-19 pandemic spread in China, Europe and other parts of the world, and COVID-19 restrictions and controls in China were in effect until the end of 2022. Although the Chinese government has now lifted the restrictions related to COVID-19, the COVID-19 pandemic still has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

As of December 31, 2022, the Group did not experience a significant negative impact of COVID-19 on its operations, capital, and financial position.
3.
SHORT-TERM INVESTMENTS, NET

The Group entered into an investment agreement with Cornerstone Management, Inc. (“Cornerstone”), a third-party private company, on July 15, 2019 to purchase its convertible notes for a cash consideration of US$10,000 with annual interest rate of 8%. The term of the convertible note was one year. Cornerstone was primarily engaged in private equity fund management. The Group had the right to convert the debt to Cornerstone’s ordinary shares upon its successful initial public offering at the lower price of the listing price or closing price of the exercise date, wherein the principle and the interest incurred shall be counted into total investment funds. No embedded derivative was bifurcated and the investment is recorded as available-for-sale considering its in-substance debt nature. However, with the Cornerstone’s financial situation deterioration, the Group determined that the short term investment was not recoverable and full impairment amounted to RMB67,169 was provided in the year ended December 31, 2020. The net balance of short-term investment was nil as of both December 31, 2021 and 2022.

4.
LOANS RECEIVABLE, NET

The loans receivable, net consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Loans receivable	27,584	21,142
Allowance for credit losses	(27,255)	(17,991)
Loans receivable, net	329	3,151

The following table summarizes the balances of loans receivable by due date as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Undue	274	632
1-14 days past due	28	221
15 days or greater past due	27	2,298
Loans receivable, net	329	3,151

The movement of the allowance for credit losses for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
		RMB	RMB
Balance at beginning of the year	—	(27,700)	(27,255)
Current year credit losses	(27,498)	(27,735)	(18,609)
Current year write off	—	9,087	27,665
Disposal of a subsidiary	—	18,236	—
Foreign currency exchange	(202)	857	208
Balance at end of the year	(27,700)	(27,255)	(17,991)

5.
ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable:
Receivables for loan referral service from institutional funding partners	315,895	1,313,288
Less: allowance for credit losses	—	(2,539)
Total accounts receivable	315,895	1,310,749

The movement of allowance for uncollectible receivables for the years ended December 31, 2020, 2021and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	60,679	—	—
Current year credit losses	49,231	—	2,539
Current year write off	(109,910)	—	—
Balance at end of the year	—	—	2,539

Contract assets consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Contract assets	186,536	421,469
Less: Allowance for credit losses	—	—
Contract assets, net	186,536	421,469

6.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2021	2022
	RMB	RMB
Security deposits*	—	414,400
Advances	19,414	16,452
Others	42,841	41,978
	62,255	472,830

*The balances represent security deposits set aside as requested by certain institutional funding partners, held in deposit accounts with the institutional funding partners for provision of the primary guarantee to these funding partners.

7.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the followings:

	As of December 31,
	2021	2022
	RMB	RMB
Leasehold improvement	8,093	8,093
Motor vehicles	1,993	3,038
Electronic equipment	58,561	74,360
Office equipment & furniture	7,226	7,844
Software	1,407	1,407
Total costs	77,280	94,742
Less: accumulated depreciation and amortization	(68,180)	(75,842)
Property and equipment, net	9,100	18,900

For the years ended December 31, 2020, 2021 and 2022, depreciation expenses were RMB20,483, RMB13,077 and RMB7,668 respectively.

8.
LONG-TERM INVESTMENTS

On January 5, 2021, Noble Fintech disposed its 6% of the equity interests in Aguila Information, S.A.P.I. de C.V. (“Aguila Information”) to a certain minority shareholder. Following the completion of the transaction, the equity interest of Aguila Information owned by the Group decreased from 51% to 45%. The Group thus deconsolidated Aguila Information and applied equity method to account for the investment in Aguila Information. For the years ended December 31, 2021 and 2022, the Group recognized the Group’s proportionate share of the equity investee’s net gain into earnings in the amount of RMB8,457 and RMB9,151 in accordance with ASC Topic 323. The Group received dividend return of the long-term equity investment of RMB2,586 in June 2021. As of December 31, 2021 and 2022, the balance of this investment was RMB5,819 and RMB15,078. As a result of there was disagreement between the Group and Aguila Information on business strategy, the Group determined that the this investment was not recoverable and full impairment amounted to RMB15,078 was provided in the year ended December 31, 2022.

On March 13, 2020, the Group, through its subsidiary, Geerong, and another independent purchaser entered into a share purchase agreement with China Smartpay Group Holdings Limited (“China Smartpay”), pursuant to which, among others, Geerong agreed, subject to certain conditions, to acquire 35 ordinary shares of Keen Best Investment Limited (“Keen Best”), representing 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay for an amount of RMB91,957. Keen Best and its subsidiaries are principally engaged in internet microcredit business in the PRC.

On September 29, 2020, the Group closed the acquisition of the shares by offsetting the consideration payable against the receivables held by the Group due from China Smartpay. The difference between the cost of the investment and the underlying equity in net assets, referred as the basis difference, was RMB1,508 related to equity method goodwill upon acquisition of Keen Best’s equity interest. For the years ended December 31, 2020, 2021 and 2022, the Group recognized the Group’s proportionate share of the equity investee’s net loss into earnings in accordance with ASC Topic 323 in the amount of RMB822, RMB806 and RMB1,211, respectively. There is no impairment on the investment as of December 31, 2022. As of December 31, 2021 and 2022, the balance of this investment was RMB84,709 and RMB90,497, respectively.

In May 2019, the Group acquired 24.9% ordinary shares of SG Fintech Holding Joint Stock Company (“SG Fintech”) for cash consideration of RMB3,400. In January 2020, the Group acquired additional 24.1% ordinary shares of SG Fintech for cash consideration of RMB3,378. The equity method accounting was applied. SG Fintech is a Vietnam enterprise targeting to explore micro-finance loan products and services to serve the segments that are currently underserved in the market. For the year ended December 31, 2020, the Group recognized the Group’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB6,687 and recorded an impairment of RMB49 to fully impair this investment. As of December 31, 2020, 2021 and 2022, the balances were nil.

9.
ACQUISITION

On April 30, 2021, the Group acquired 95% equity interests in Shanghai Bweenet for a total consideration of RMB95,000. Such consideration is transferred through cash of RMB8,513 to certain original shareholders and a series of capital injection amounting to RMB86,487 into Shanghai Bweenet during 2021. As a result of above acquisition, the Group was expected to diversify its business portfolio.

The acquisition of Shanghai Bweenet had been accounted for as a business combination and the results of operations of Shanghai Bweenet have been included in the Group’s financial statements from the acquisition date. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent valuation report and management’s experiences with similar assets and liabilities.

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

Shanghai Bweenet’s net revenue and net loss, included in the Group’s consolidated statements of comprehensive income, for the year ended December 31, 2021 are RMB26,837 and RMB1,744 since the acquisition date.

Prior to the acquisition, Shanghai Bweenet did not prepare its financial statements in accordance with US GAAP. The Group determined that the cost of reconstructing the financial statement of Shanghai Bweenet for the periods prior to the acquisition outweighed the benefits. Based on an assessment of the financial performance and a comparison of Shanghai Bweenet’s and the Group’s financial performance for the fiscal year prior to the acquisition, the Group did not consider Shanghai Bweenet on its own to be material to the Group. Thus, the Group’s management decided not to present such pro forma financial information with respect to the results of operations of the Group for the business combination.

10.
DISPOSAL OF SUBSIDIARIES

On December 29, 2021, the Group entered into a sale agreement to transfer its 95% equity interest held in Shanghai Bweenet, for further focus on its principal business. The 95% equity was transferred to Shenzhen Rongxinbao, an independent third-party guarantee company, and the consideration was RMB93,343, which was net-settled with the payables the Group owed to Shenzhen Rongxinbao in connection with the disposal of Shanghai Caiyin in year 2019. The Group derecognized all the assets, liabilities and equity components of Shanghai Bweenet and no gain or loss was recognized for the transaction.

On December 29, 2021, the Group entered into a sale agreement to transfer its 70% equity interest held in Shanghai Zhundian Enterprise Service Co., Ltd. (“Shanghai Zhundian”) (formerly known as “Shanghai Limahui E-Commerce Co., Ltd”) to Shenzhen Rongxinbao, an independent third-party guarantee company for a consideration of RMB1,037, which was net-settled with the payables the Group owed to Shenzhen Rongxinbao in connection with the disposal of Shanghai Caiyin in year 2019. The Group recognized disposal loss of RMB3,592 for the transaction.

On January 5, 2021, Noble Fintech transferred its 6% of the equity interests in Aguila Information to a certain minority shareholder who did not own the majority interest after the transaction. The Group deconsolidated Aguila Information (see Note 8). As Aguila Information was in net deficit position as of December 31, 2020, the consideration of the transfer was one Mexican Peso. The Group recognized disposal gain of RMB1,256 for the transaction.

In September, 2019, Shanghai Wuxingjia entered into an agreement (the “Agreement”) with Shenzhen Rongxinbao, and Shanghai Jiayin, which wholly owns the equity interest of Shanghai Caiyin. Pursuant to the Agreement, Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao and the Group revises the terms of its collaboration with Shanghai Caiyin. As a result, the Group deconsolidated Shanghai Caiyin (Note 2(b)). Major line items of Shanghai Caiyin as of August 31, 2019 included cash and cash equivalents, restricted cash, contract assets, liabilities from the investor assurance program and tax payable. As Shanghai Caiyin was in net deficit position as of August 31, 2019 due to its collaboration with the Group, the Group also agreed to waive Shanghai Caiyin’s payables to the Group of RMB1,973,613 and pay a total transaction price of RMB1,078,686, of which RMB372,085 is contingent upon Shanghai Caiyin’s liability status in the period preceding December 30, 2022 subject to the cap amount of RMB372,085, RMB255,064 and RMB117,021 on December 30, in each of the three years ending 2022, respectively. The remaining amount of the equity transfer consideration shall be settled through the service fee Shenzhen Rongxinbao collected on behalf of the Group.

For the years ended December 31, 2020, 2021 and 2022, “Gain from de-recognition of other payable associated with disposal of Shanghai Caiyin” of RMB117,021, RMB138,043 and RMB117,021 were derived from the release of contingent consideration payable. As of December 31, 2021 and 2022, the payable related to the disposal of Shanghai Caiyin was RMB322,028 which consisted of fixed consideration payable of RMB205,007 and contingent consideration payable of RMB117,021, and RMB188,300 which was fixed consideration payable, respectively.

11.
SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Origination and servicing	3,167	3,159	2,408
General and administrative	8,870	5,021	33,740
Research and development	10,170	5,461	6,038
Sales and marketing	8,445	1,545	362
Total	30,652	15,186	42,548

Share Options

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

The purpose of the LLP is to allow employees of the Group to receive share-based incentives. The LLP has no activities other than administrating the 2016 Plan and does not have any employees. On behalf of the Group and subject to approval of board of director of the Company, the Founder, as the controller of LLP has the authority to select the eligible participants to whom awards will be granted; determine the number of shares granted; and establish the terms, conditions and provision of such awards.

The 2016 Plan allows the grantees to hold options to purchase LLP shares from the GP or the designated persons to indirectly hold the equity shares of Jiayin Finance.

In September 2016, Jiayin Finance granted options to acquire certain LLP shares, equivalent of 13,321,500 ordinary shares of Jiayin Finance with the exercise price of RMB3.5 per share to employees of the Group pursuant to the 2016 Plan. Options have a 4.5-year life and vest at 15%, 25%, 30%, and 30% respectively at March 31, 2017, 2018, 2019 and 2020 respectively.

In October 2018, Jiayin Finance granted options to acquire certain LLP shares, equivalent of 2,851,600 ordinary shares of Jiayin Finance with the exercise price of RMB3.5 per share to employees of the Group pursuant to the 2016 Plan. Options have a 4.5-year life and vest at 15%, 25%, 30%, and 30% respectively at March 31, 2019, 2020, 2021 and 2022 respectively.

11.
SHARE-BASED COMPENSATION – continued

For illustration purposes, all the share information disclosed in this section refers to the shares of Jiayin Finance the grantees are entitled through LLP shares. The additional grants in October 2018 include the 2,851,600 shares from options forfeited in relation to the options granted in September 2016, which were automatically released to the 2016 Plan.

The awards are in substance share-based expenses incurred by the controlling Founder on behalf of the Company. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offsetting to additional paid-in capital. Given the shares owned by the LLP for the purpose of the 2016 Plan are existing outstanding shares of Jiayin Finance, the option does not have dilution effect on income per share (see Note 14).

In February 2019, the Group adopted the 2019 Share Incentive Plan (“2019 Plan”), effectively upon the completion of the Company’s initial public offering (“IPO”) to replace the 2016 Plan on a 4:1 ratio. The 2019 Plan contains performance vesting condition related to the operation results of the Group and the business department the grantee belongs to, as well as the grantee’s individual performance. The modification did not result in any incremental value. In connection with the adoption of 2019 Plan, the Group cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. Total unrecognized share-based compensation expense of RMB39,390 associated with the cancelled options was immediately recognized in the consolidated statement of comprehensive income upon cancellation for the year ended December 31, 2019.

In November, 2019, the Group granted four batches options equivalent of 288,000 share options of Jiayin Group with the exercise price of RMB3.5 per share to employees pursuant to the 2019 Plan.

In November, 2020, the Group granted four batches options equivalent of 1,583,000 share options of Jiayin Group with the exercise price of RMB3.5 per share to employees pursuant to the 2019 Plan.

In August, 2021, the Group granted one batch options equivalent of 108,400 share options of Jiayin Group with the exercise price of RMB3.5 per share to a then employee pursuant to the 2019 Plan. The options were fully exercised in year 2021.

The Group uses a binominal pricing model to estimate the fair value of the above options granted under the 2019 Plan. The model requires the input of subjective assumptions including the estimated expected stock price volatility, dividend yield, time to maturity and the exercise multiple. For expected volatilities, as the length of time has been short since Company went to public, the Group has made reference to the historical price volatilities of several comparable companies in the same industry as the Group. For the exercise multiple, it is based on management’s estimation, which the Group believes is representative of the future exercise pattern of the options. The risk-free rate for periods within the contractual life of the option is based on the China or US Government Bond with maturity similar to the maturity of the options as of valuation.

The following assumptions were applied to estimate the fair value of the options granted in 2020 at the date of grant:

November 2020
Average risk-free rate of interest	0.23%-0.60%
Estimated volatility rate	49.74%-53.91%
Exercise multiples	2.8
Dividend yield	0.0%
Time to maturity	0-3 years
Fair value per underlying ordinary share	RMB18.33

The weighted average grant date fair value of options granted during the years ended December 31, 2020, 2021 and 2022 was RMB14.78 per share, RMB18.60 per share and nil, respectively.

11.
SHARE-BASED COMPENSATION – continued

The summary of the aggregate option activities and information regarding options outstanding for the years ended as of December 31, 2021 and 2022 is as follows:

	Number of Options (in ‘000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding at December 31, 2021	1,751	3.5	1.91	45,349
Granted	—	—	—	—
Exercised	(637)
Forfeited	(220)
Options outstanding at December 31, 2022	894	3.5	1.27	16,076
Options exercisable at December 31, 2022	488	3.5	0.4	9,229
Options vested or expected to be vested at December 31, 2022	894	3.5	1.27	16,076

Total share-based compensation cost for the Share Options amounted to RMB6,855 for the year ended December 31, 2022. As of December 31, 2022, there was RMB4,886 in total unrecognized compensation cost, net of estimated forfeitures, related to non-vested stock options, which is expected to be recognized over a weighted average period of 1.27 years.

RSUs

In September, 2022, the Group granted shares ranging from six to seven batches equivalent of 2,880,000 RSUs of Jiayin Group to employees pursuant to the 2019 Plan.

In December, 2022, the Group granted 3 batches shares equivalent of 1,200,000 RSUs of Jiayin Group to employees pursuant to the 2019 Plan.

The following table sets forth the Group’s RSUs activities under all incentive plans for the years ended December 31, 2022:

	Number of RSUs (in ‘000s)	Weighted Average Grant-Date Fair Value
		RMB
Unvested at December 31, 2021	—	—
Granted	4,080	16.69
Vested	(2,020)	16.59
Canceled/Forfeited	(160)	16.66
Unvested at December 31, 2022	1,900	16.72

Total share-based compensation cost for the RSUs amounted to RMB35,693 for the year ended December 31, 2022. As of December 31, 2022, there was RMB29,720 unrecognized compensation cost, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 1.21 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. the Group determined the fair value of RSUs based on its stock price on the date of grant.

12.
INCOME TAXES

Income tax expense consists of the following:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense:	83,216	141,578	177,720
Deferred income tax expense (benefit):	25,595	(15,854)	(22,322)
Total income tax expense	108,811	125,724	155,398

Cayman Islands

Jiayin Group Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Jiayin Group Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Geerong (HK) Limited, is located in Hong Kong. The first 2.0 million Hong Kong dollars of profits it earned are subject to be taxed at an income tax rate at 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No income tax provision has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2020, 2021 and 2022, respectively.

12.
INCOME TAXES – continued

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. An enterprise’s qualification as a “high and new technology enterprise” (“HNTE”) is reassessed by the relevant PRC governmental authorities every three years. Geerong Yunke Information Technology Co., Ltd. and Jiayin Shuke Information Technology Co., Ltd. was entitled for a preferential income tax rate of 15% from 2022 to 2024 as they are qualified as HNTE. Shanghai Chuangzhen Software Co., Ltd. has been qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 in which its taxable income is greater than zero, followed by a three-year 50% exemption.

Mexico

Aguila Information incorporated in Mexico was subject to corporate income tax at 30%. On January 5, 2021, Aguila Information was deconsolidated by the Group (see Note 8).

Indonesia

The Group’s subsidiary incorporated in Indonesia is subject to Indonesia Income (“CIT”) law. In accordance with the CIT law, an Indonesian resident is subject to worldwide income tax. Corporate income tax is calculated based on corporate taxable income (income less deductible expenses / expenses after fiscal adjustment), and the applicable CIT rate is 25%. Based on Government Regulation No.1 Year 2020 Jo No.30 Year 2020, Corporate Income Tax was adjusted from 25% to 22% for fiscal year 2020 and 2021, and next is adjusted to 20% for fiscal year 2022.

Nigeria

The Group’s subsidiary incorporated in Nigeria is subject to Nigerian Company Income Tax (“NCIT”) law. In accordance with the NCIT law, a Nigerian Company is subject to worldwide income tax. Corporate income tax is calculated based on corporate taxable income (income less deductible expenses / expenses after fiscal adjustment), and the applicable NCIT rate is 30%.

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets
Payroll and welfare payable	10,740	13,908
Accrued expenses	19,920	38,720
Property, plant and equipment	11	—
Unrealised Exchange Difference	—	87
Allowance for uncollectible receivables, contract assets, loans receivable and others	53,343	56,436
Net loss carryforward	21,939	23,514
Liabilities related to customer incentive	11,435	11,435
Gross deferred tax assets	117,388	144,100
Valuation allowances	(68,932)	(73,189)
Net deferred tax assets	48,456	70,911
Deferred tax liabilities
Property, plant and equipment	—	(133)
Total deferred tax liabilities	—	(133)
Deferred tax assets, net	48,456	70,778

12.
INCOME TAXES – continued

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis.

Changes in valuation allowance are as follows:

	Year Ended December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	(4,102)	(68,932)
Additions	(68,755)	(4,880)
Reversals	2,924	623
Disposal of subsidiaries	1,001	—
Balance at end of the year	(68,932)	(73,189)

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. On the basis of this evaluation, valuation allowances of RMB68,932, and RMB73,189 have been established for deferred tax assets as of December 31, 2021 and 2022 respectively, based on a more likely than not threshold due to accumulated loss and uncertainty of sufficient profit generated in future years for certain subsidiaries within the Group. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

At December 31, 2022, tax loss carry-forward amounted to RMB60,128, and would expire in calendar year 2023 to 2027 if not utilized, while tax loss of RMB45,640 can be carried forward indefinitely. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the Company and are subject to the withholding taxes. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the Company and are subject to the withholding taxes. Prior December 31, 2022, as the Group had the intent and ability to indefinitely reinvest the PRC subsidiaries’ accumulated profits for expansion of its PRC business, no withholding tax was recorded for those accumulated profits. In March 2023, the Group decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group will accrue withholding tax liabilities in 2023 based on applicable withholding tax rate for certain percentage of the PRC subsidiaries’ profits to be distributed in 2023.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. the Group does not accrue deferred tax liabilities on the earnings of the VIEs given that the Group’s VIEs had accumulated deficits as of December 31, 2021 and 2022.

12.
INCOME TAXES – continued

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020, 2021 and 2022 are as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-taxable income	—	(0.28)%	(0.71)%
Reversal of deferred tax liabilities*	—	(9.75)%	—
Non-deductible expense	2.54%	0.81%	1.23%
Disposal of subsidiaries	—	(0.25)%	—
Research and Development expense super deduction	(0.62)%	(0.81)%	(2.09)%
Effect of tax holiday	(2.12)%	(4.74)%	(10.99)%
Different tax rate of entities operating in other jurisdiction	4.86%	0.28%	0.55%
Valuation allowance	0.61%	11.09%	0.32%
True up	0.05%	(0.17)%	(1.68)%
Effective tax rate	30.32%	21.18%	11.63%

* The collection of revenue related to the legacy P2P lending business was not expected, which led to an increase in the valuation allowance of deferred tax assets related to allowance for accounts receivable and contract assets, along with a reversal of the related deferred tax liability for uncollected revenue.

The effect of the tax holiday on the income per share is as follows:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Tax saving amount due to HNTE status	—	—	145,694
Tax saving amount due to Software enterprise	7,527	28,131	1,152
Tax expense amount due to other jurisdiction	(17,405)	(1,690)	(7,405)
Income per share effect-basic and diluted	(0.05)	0.12	0.65

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2021 and 2022 is as follows:

	Year Ended December 31,
	2021	2022
	RMB	RMB
Balance at beginning of the year	176,553	211,064
Increase related to current year tax positions	34,511	29,255
Settlement	—	—
Balance at end of the year	211,064	240,319

The amount of unrecognized tax benefit that if recognized would affect the effective tax rate as of December 31, 2021 and 2022 was RMB211,064 and RMB240,319 respectively, which were included in tax payables balance.

The Group recognizes interest expenses and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended December 31, 2021 and 2022, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Group has a liability for accrued interest of nil and nil as of December 31, 2021 and 2022, respectively.

ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. The Group record unrecognized tax benefits as liabilities in accordance with ASC 740 and adjust these liabilities when the Group’s judgment changes as a result of the evaluation of new information not previously available. However, due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of uncertain tax positions may result in liabilities which could be materially different from these estimates. In such an event, the Group will record additional tax expense or tax benefit in the period in which such resolution occurs.

13.
ORDINARY SHARES AND TREASURY STOCK

On May 10, 2019, the Group completed its IPO on the NASDAQ Global Market. In this offering, 4,025,000 ADSs, representing 16,100,000 ordinary shares, were issued at a price of US$10.50 per ADS. The aggregate proceeds received by the Group from the IPO, net of issuance costs, were approximately RMB234,354. Upon completion of IPO, the 216,100,000 outstanding ordinary shares with par value of US$0.000000005 per share were split into 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. All classes of ordinary shares are entitled to the same dividend right. All of the Class B ordinary shares were held by the Founder of the Company.

For the year ended December 31, 2022, the Group repurchased 5,994,368 Class A ordinary shares on the open market for an aggregate cash consideration of US$3,454 (RMB24,012). The weighted average price of these shares repurchased was US$2.31 per share. As of December 31, 2022, 2,372,596 ordinary shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity.

During the year ended December 31, 2020, 8,000,000 Class B ordinary shares were converted into Class A ordinary shares.

14.
INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attribute to ordinary shareholders after the stock split:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net income attributable to ordinary shareholders – basic and diluted	252,883	472,086	1,179,658
Weighted average number of ordinary shares outstanding – basic and diluted	216,100,000	216,100,000	215,259,640
Basic and diluted net income per share	1.17	2.18	5.48

As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

The Group does not have shares with a dilutive effect for the years ended December 31, 2020, 2021 and 2022.

15.
LEASES

Operating lease assets primarily represents various facilities under non-cancellable operating leases expiring within one to three years. Lease costs are included in origination and servicing expenses, sales and marketing expenses, general and administrative expenses, and research and development expenses, depending on the use of the underlying asset. Operating lease expenses (including fixed lease cost and short-term lease cost) were RMB26,466, RMB17,892 and RMB29,229 for the years ended December 31, 2020, 2021 and 2022, respectively. Total lease expense related to short-term leases was nil, 109 and 7,158 for the years ended December 31, 2020, 2021 and 2022, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	2021	2022
Operating leases:	RMB	RMB
Operating leases right-of-use assets	35,507	27,604
Current portion of lease liabilities	16,908	24,986
Non-current portion of lease liabilities	18,335	2,479
Total operating lease liabilities	35,243	27,465
Weighted average remaining lease term (in years)	2.1	1.2
Weighted average discount rate	4.75%	4.75%

15.
LEASES – continued

Supplemental cash flow information related to leases for the years ended December 31, 2021 and 2022 is as follows:

	For the year ended December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	16,490	21,977
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	47,101	12,655

Maturities of lease payments by year and in the aggregate, under non-cancellable operating leases with terms in excess of one year as of December 31, 2022 are as follows:

RMB
2023	25,780
2024	2,433
2025 and thereafter	—
Total lease payment	28,213
Less imputed interest	(748)
Total	27,465

16.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the followings:

	As of December 31,
	2021	2022
	RMB	RMB
Deposits*	—	287,001
Accrued expenses	89,329	254,943
Others	29,479	30,191
	118,808	572,135

The balances represent deposits held by the Group related to the back-to-back guarantee arrangement from an asset management company.

17.
RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2020, 2021 and December 31, 2022:

Name of related parties	Relationship with The Group
Microcredit Company (Chongqing) Ltd. (“Massnet Microcredit”)	Affiliate enterprise
Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Jiayin (Shanghai) Finance Information Service Co., Ltd. (“Jiayin (Shanghai)”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Shanghai Jiayin Zhuoyue Wealth Management Co., Ltd. (“Jiayin Zhuoyue”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Kailiantong Payment Service Co., Ltd. (“Kailiantong”)	Entity influenced by Mr. Yan the Founder and Chairman of the Group
GAYANG (Hongkong) Co., Ltd. (“GAYANG”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Jiayin Financial Leasing (Shanghai) Co., Ltd. (“Jiayin Financial Leasing”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Aguila Information, S.A.P.I. de C.V. (“Aguila Information”)	Subsidiary of Company’s equity investee
Limahui Technology Co. Ltd. (“Limahui”)	Entity influenced by Mr. Guanglin Zhang, the director of the Group
Subsidiary shareholder	The minority shareholders of the subsidiaries of the Group
Subsidiary director	The director of the subsidiary of the Group

17.
RELATED PARTY TRANSACTIONS - continued

The Group entered into the following transactions with its related parties:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Services provided by related parties:
Jiayin Zhuoyue (1)	55,207	77,048	122,946
Jiayin (Shanghai) (1)	9,004	—	—
Shanghai Jiayin (2)	5,845	—	12,474
Limahui (3)	425	—	—
Total	70,481	77,048	135,420
Services provided to related parties
Aguila Information (4)	—	34,619	6,567
Kailiantong (5)	6,209	—	—
Total	6,209	34,619	6,567

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Loans to related parties:
Jiayin Financial Leasing (6)	—	70,000	—
Massnet Microcredit (7)	—	54,000	—
Shanghai Jiayin (8)	—	47,840	35,000
GAYANG (9)	—	31,306	17,243
Aguila Information (10)	—	—	4,173
Subsidiary shareholder (8)	463	—	—
Subsidiary director (11)	79	—	—
Total	542	203,146	56,416
Loans from related parties
Shanghai Jiayin (8)	—	15,000	—
Subsidiary shareholder (12)	3,113	—	—
Total	3,113	15,000	—

17.
RELATED PARTY TRANSACTIONS - continued
(1)
Jiayin Zhuoyue refers investors to the Group and charged referral service fees. Jiayin (Shanghai) referred borrowers to the Group and charged referral service fees, and was no longer our related party since August 2020 due to the change of shareholder.
(2)
Shanghai Jiayin rented office space to the Group and charged other related service fee, which is calculated dependent on its usage of the underlying office space. In April 2022, the Group entered into a sublease agreement with Shanghai Jiayin for Shanghai Jiayin and its affiliated companies' working areas located in the same building as the Group's principal executive offices. The lease period was 12 months and was extended to another year automatically. The Group rented 2,916 square foot from Shanghai Jiayin for the period before August 2022, and 2,400 square foot for the period starting from August 2022. As of December 31, 2022, the Group recognized RMB5,679 right of use assets and RMB6,600 lease liabilities, respectively.
(3)
Limahui primarily provided internet catering service for employees of the Group and charged corresponding service fees. Mr. Guanglin Zhang has significant influence over Limahui in the first three quarters of 2020.
(4)
The Group provides business and operational support services to Aguila Information and charged corresponding service fees. On January 5, 2021, Aguila Information was deconsolidated by the Group and deemed as our related party (see Note 8).
(5)
The Group provided referral service to Kailiantong and charged loan facilitation fees. Our Founder, Mr. Dinggui Yan, partially disposed of his investment over China Smartpay in September 2020, and therefore Mr. Dinggui Yan lost the significant influence over China Smartpay thereafter. As Kailiantong was wholly owned by China Smartpay, Kailiantong was no longer deemed as our related party as of October 2020.
(6)
The amounts represent non-interest bearing loans to related parties in 2021 for the daily operation, which were fully collected in 2021.
(7)
The Group provided non-interest bearing loan of RMB54 million to Massnet Microcredit, which was fully collected in May, 2021.
(8)
The amount represents loans which are non-interest bearing, unsecured, and due on demand, and were fully collected as of December 31, 2021 and 2022.
(9)
The amount represents loans to GAYANG in 2021 and 2022. In 2021, the loans comprise non-interest bearing loan of RMB20,664 and interest bearing loan with principal of RMB10,642 and fixed annual interest rate of 8%. In 2021, RMB11,471 of non-interest bearing loan has been collected and RMB171 interest has been accrued. In 2022, the amount represents interest bearing loan with principal of RMB17,243 and fixed interest rate of 8% after a three-months free of interest duration. In 2022, RMB9,193 of non-interest bearing loan and RMB1,408 of interest bearing loan has been collected and RMB638 interest has been accrued.
(10)
The amount represents non-interest bearing loans to Aguila Information in 2022, which were fully collected as of December 31, 2022.
(11)
The amount represents loans to the minority director of the subsidiary PT. Jayindo Fintek Pratama since November 2020 with principal of RMB79 and annual interest rate of 6%.
(12)
The amount represents loans from minority shareholders of Aguila Information in 2020. As the Aguila Information was deconsolidated by the Group in 2021, its minority shareholders were no longer deemed as our related parties.

17.
RELATED PARTY TRANSACTIONS - continued

The following table present amounts due from and due to related parties as of December 31, 2020 and 2021:

	As of December 31,
	2021	2022
	RMB	RMB
Amounts due from related parties
Subsidiary shareholder	4	7
Aguila Information	16,507	—
GAYANG	20,006	17,243
Shanghai Jiayin	500	500
Total	37,017	17,750
Amounts due to related parties
Jiayin Zhuoyue	4,485	408
Shanghai Jiayin	—	158
Total	4,485	566

Amounts due from related parties primarily consist of loans to related parties and service fees receivable from related parties. As of December 31, 2021, the Group accrued credit losses of RMB16,114 for outstanding receivables from Aguila Information based on subsequent collection analysis. Such credit loss is included in allowance for uncollectible receivables, contract assets, loans receivable and others for the year ended December 31, 2021. As of December 31, 2022, the Group accrued credit losses of RMB10,043 for outstanding receivables from GAYANG based on subsequent collection analysis and reversed credit losses of RMB3,905 for outstanding receivables from Aguila Information based on the collection in 2022. Such credit loss is included in allowance for uncollectible receivables, contract assets, loans receivable and others for the year ended December 31, 2022.

Amounts due to related parties primarily consist of the amount of service fees payable to related parties from related parties.

18.
COMMITMENTS AND CONTINGENCIES

Capital and other commitments

The Group did not have significant capital, other commitments or long term obligations as of December 31, 2022. As of December 31, 2022, the fair value of guarantees was not material. See Note 2(k).

Contingencies

On September 11, 2020, a securities class action complaint was filed against us and our officers and directors in the Supreme Court of the State of New York, County of New York. An amended complaint was filed on February 1, 2021, which added as defendants the underwriters for our initial public offering. The plaintiff asserted claims under Sections 11 and 15 of the Securities Act of 1933 based on purported misstatements and omissions in Form F-1 registration statement for our initial public offering. The plaintiff brought his claims individually and on behalf of all other persons who acquired our American Depositary Shares pursuant and/or traceable to our initial public offering, and seeks compensatory damages, rescission, injunctive relief, and costs and expenses, including attorneys’ fees and expert fees in unidentified amounts. On August 15, 2022, the Court entered an order of preliminary approval of a settlement in the Action. The Court has approved the settlement and the case has been dismissed. Under the terms of the settlement, we paid an aggregate of US$2.0 million in 2022 as a full and final settlement to resolve all claims that arise out of or relate to the subject matter of the class action as to all parties involved in the action, which were fully accrued as a deduction of other income, net in the financial statements.

Other than the foregoing, the Group are currently not a party to any material legal or administrative proceedings. The Group may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of the Group’s resources, including the Group’s management’s time and attention.

19.
RESTRICTED NET ASSETS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIEs and subsidiaries of the VIEs incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The consolidated results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Under PRC law, the Company’s subsidiaries, VIEs and the subsidiaries of the VIEs located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. The PRC entities are required to allocate at least 10% of their after tax profits on an individual company basis as determined under PRC accounting standards to the statutory reserve and has the right to discontinue allocations to the statutory reserve if such reserve has reached 50% of registered capital on an individual company basis. In addition, the registered capital of the PRC entities is also restricted.

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, is RMB238,201 as of December 31, 2022.

20.
SUBSEQUENT EVENTS

On April 4, 2023, Jiayin Finance entered into a share acquisition framework agreement (the “Agreement”) with Shenzhen Rongxinbao. Pursuant to the Agreement, Jiayin Finance agreed to transfer its 100% equity interest of Fujian Zhuoqun to Shenzhen Rongxinbao for an aggregate consideration of RMB395.0 million, with February 28, 2023 as the base date of valuation (the “base transaction consideration”). The profit and loss of Fujian Zhuoqun during the transitional period from the base date of valuation to the closing date of the proposed transaction belong to the Group and will be settled in cash or any other form as determined by both parties. The base transaction consideration of RMB395.0 million will be satisfied in the following manners: (i) approximately RMB316.2 million will be settled with the payables the Group owed to Fujian Zhuoqun as a result of the intercompany balances occurred before the proposed transaction, (ii) approximately RMB78.7 million will be settled with the payables the Group owed to Shenzhen Rongxinbao in connection with the disposal of Shanghai Caiyin in 2019, and (iii) the rest will be paid in cash or any other form as determined by both parties. The closing of the proposed transaction is subject to certain customary conditions, including completion of satisfactory due diligence. Following the completion of the proposed transaction, Jiayin Finance will not own any equity interest in Fujian Zhuoqun.

On April 19, 2023, the Group granted 3,160,000 RSUs to certain employees. The RSUs shall vest over a period of four years. The RSUs have no expiration period.

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	As of December 31,
	2021	2022
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	7,861	8,567	1,242
Amounts due from subsidiaries and VIEs	173,310	167,571	24,296
Prepaid and other current assets	2,838	3,248	471
Total current assets	184,009	179,386	26,009
Investments in subsidiaries and VIEs	(155,566)	1,087,634	157,692
Total assets	28,443	1,267,020	183,701
Liabilities
Current Liabilities
Amounts due to subsidiaries and VIEs	—	13,458	1,951
Accrued expenses and other current liabilities	579	10,478	1,520
Total liabilities	579	23,936	3,471
Equity
Ordinary shares	—	—	—
Treasury stock	—	(9,262)	(1,343)
Additional paid-in capital	840,580	870,562	126,220
(Accumulated deficit) retained earnings	(794,762)	384,896	55,805
Accumulated other comprehensive loss	(17,954)	(3,112)	(452)
Total equity	27,864	1,243,084	180,230
Total liabilities and equity	28,443	1,267,020	183,701

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY STATEMENTS OF

COMPREHENSIVE INCOME

(AMOUNT IN THOUSANDS, EXCEPT SHARE AND SHARE RELATED DATA)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Operating cost and expenses:
General and administrative	(6,740)	(6,979)	(6,494)	(942)
Total operating cost and expenses	(6,740)	(6,979)	(6,494)	(942)
Loss from operations	(6,740)	(6,979)	(6,494)	(942)
Interest income (expense), net	7,701	(1)	(76)	(11)
Other expenses, net	(67,169)	(154)	(13,445)	(1,949)
Loss before income tax expense and equity in earnings subsidiaries and VIEs	(66,208)	(7,134)	(20,015)	(2,902)
Income tax expense	—	—	—	—
Equity in earnings of subsidiaries and VIEs	319,091	479,220	1,199,673	173,936
Net income	252,883	472,086	1,179,658	171,034
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(13,286)	(5,137)	14,842	2,152
Other comprehensive (loss) income	(13,286)	(5,137)	14,842	2,152
Comprehensive income	239,597	466,949	1,194,500	173,186

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED STATEMENTS OF PARENT COMPANY CASH FLOW STATEMENTS

(AMOUNT IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	252,883	472,086	1,179,658	171,034
Adjustments to reconcile net income to net cash used in operating activities:
Share of results of subsidiaries and VIEs	(319,091)	(479,220)	(1,199,673)	(173,936)
Depreciation and amortization	2,675	2,597	2,293	332
Impairment of short-term investment	67,169	—	—	—
Changes in operating assets and liabilities:
Amounts due from subsidiaries and VIEs	(35,702)	(5,994)	(2,151)	(312)
Prepaid and other current assets	(2,413)	18	(2,680)	(388)
Accrued expenses and other current liabilities	(3,548)	(1,804)	636	92
Net cash used in operating activities	(38,027)	(12,317)	(21,917)	(3,178)
Cash flows from investing activities
Cash collected from loan to related parties	37,372	—	—	—
Net cash provided by investing activities	37,372	—	—	—
Cash flows from financing activities
Proceeds from exercise of options	6,982	3,296	8,783	1,273
Net cash provided by financing activities	6,982	3,296	8,783	1,273
Effect of foreign exchange rate changes on cash and cash equivalents	(12,337)	(4,331)	13,840	2,007
Net increase (decrease) in cash and cash equivalents	(6,010)	(13,352)	706	102
Cash and cash equivalents at beginning of year	27,223	21,213	7,861	1,140
Cash and cash equivalents at end of the year	21,213	7,861	8,567	1,242

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
2.
As disclosed in Note 1 to the consolidated financial statements, the Company was incorporated on December 21, 2017 in the Cayman Islands to be the holding company of the Group. The Company undertook a series of transactions to redomicile its business from PRC to the Cayman Islands. The Company has presented Schedule I as if Cayman Islands parent company has been incorporated on January 1, 2017.
3.
The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries and VIEs. The Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC Topic 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and share of their earnings as “Equity in earnings of subsidiaries and VIEs” on the Condensed Statements of Comprehensive Income.
4.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.
5.
As of December 31, 2021 and 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.
6.
Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.