Form 20-F
period 2023-12-31
Jiayin Group Inc.
filed 2024-04-29
CIK 1743102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

There were 212,129,944 ordinary shares outstanding, consisting of 104,129,944 Class A ordinary shares and 108,000,000 Class B ordinary shares, par value US$0.000000005 per share, as of December 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒

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

ii

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
•
“consolidated VIE” refers to Shanghai Jiayin Technology Co., Ltd. (“Jiayin Technology”, formerly known as Shanghai Jiayin Finance Technology Co., Ltd. );
•
“investment volume” for a certain period refers to the sum of the principal amount of all investment transactions executed by investors through our and the VIE Group’s platform during such period;
•
“investors” include our and the VIE Group’s institutional funding partners and prior to the completion of our and the VIE Group’s funding source transition to only institutional funding partners in April 2020, individual investors;
•
“loan facilitation volume” refers to the total amount of loans facilitated through our and the VIE Group’s platform during a certain period;
•
“M3+ Delinquency Rate by Vintage” refers to the total amount of principal for all loans in a vintage for which any repayment was more than 90 days past due as of a particular date, less the total amount of past due principal recovered for such loans, and divided by the total amount of principal for all loans in such vintage. M3+ Delinquency Rate by Vintage for quarter vintage is calculated as the weighted average of M3+ Delinquency Rate by Vintage for each month in such quarter by loan facilitation volume;
•
number of “borrowings” for a certain period refers to the total borrowing applications which were funded during such period;
•
number of “borrowers” for a certain period refers to the total number of borrowers whose loans facilitated through our and the VIE Group’s platform were funded during such period;
•
number of “investment transactions” for a certain period refers to the total number of investment transactions executed by investors through our and the VIE Group’s platform during such period. An investment through our and the VIE Group’s automated investment programs is counted as a single investment transaction though the amount may be facilitated to match multiple loans;
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
•
“we,” “us,” “our company,” “the Company” and “our” refer to the Parent and its subsidiaries; and
•
“VIE Group” refers to Jiayin Technology and its subsidiaries.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB 7.0999 to US$1.00, the noon buying rate on December 29, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING STATEMENTS

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
•
competition in our industry;
•
general economic and business condition in China and elsewhere; and
•
relevant government policies and regulations relating to our industry;

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

PART I

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia Technology Co., Ltd., or Shanghai Kunjia, and Shanghai Chuangzhen Technology Co., Ltd., or Chuangzhen Technology, and its subsidiaries in which we hold equity ownership interests, and (ii) contractual arrangements among (x) Shanghai Kunjia, (y) the consolidated variable interest entity, or the consolidated VIE, namely, Shanghai Jiayin Technology Co., Ltd., or Jiayin Technology, a limited liability company established under PRC law, and (z) the shareholders of the consolidated VIE. Jiayin Group Inc. does not hold any equity interest in the consolidated VIE. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in China-based companies that engage in certain types of business, and we therefore operate these businesses in China through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies. For a summary of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As used in this annual report, “we,” “us” or “our” refers to Jiayin Group Inc. and its subsidiaries.

Our corporate structure is subject to risks relating to our contractual arrangements with Jiayin Technology and its shareholders. These contractual arrangements have not been tested in a court of law. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in the consolidated VIE or forfeit our rights under the contractual arrangements. Jiayin Group Inc., the VIE Group and investors of our company face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Technology and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless. In addition, changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

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

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2023 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

Fund Flows Between Jiayin Group Inc., Its Subsidiaries and the Consolidated VIE

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated VIE only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the contractual arrangements among Shanghai Kunjia, the consolidated VIE, and the shareholders of the consolidated VIE, Shanghai Kunjia is entitled to substantially all of the economic benefits of the consolidated VIE and its subsidiaries in the form of service fees. For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

For the years ended December 31, 2021, 2022 and 2023, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB1,130 million, RMB965 million and RMB636 million (US$89.6 million) as of December 31, 2021, 2022 and 2023, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2023. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the years ended December 31, 2021, 2022 and 2023, the Parent company received the cash dividends from its PRC subsidiaries of nil, nil and RMB157.7 million (US$22.2 million).

We provide loans to some of our overseas subsidiaries to support their business growth. We provided loans of RMB51.0 million in aggregate to our overseas subsidiaries in Indonesia and Nigeria to extend small credit loan business to individual borrowers in 2021. We provided loans of RMB20.9 million to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2022. We provided loans of RMB5.6 million (US$0.8 million) to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2023. In 2021, 2022 and 2023, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. As of the date of this annual report, dividends of RMB309.5 million (US$43.6 million) have been made to the Parent by the Parent’s subsidiaries.

Dividends or Distributions on Our ADSs or Class A Ordinary Shares Made to the U.S. Investors and Their Tax Consequences

Jiayin Technology paid a cash dividend of RMB400 million to its shareholders in March 2018 before entering into the Contractual Arrangements. The dividend was distributed to facilitate the delisting of Jiayin Technology from the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and to fund the settlement of related party balances.

On March 28, 2023, our board of directors, or the Board, approved and adopted a dividend policy, under which we and the VIE Group may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of we and the VIE Group in the previous fiscal year on a consolidated basis. On July 10, 2023, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS ("July 2023 Dividend"). The aggregate amount of cash distributed for the July 2023 Dividend was approximately US$21.5 million. On January 8, 2024, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS ("January 2024 Dividend"). The aggregate amount of cash distributed for the January 2024 Dividend was US$21.2 million. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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

For a condensed consolidating schedule depicting the financial position, cash flow and results of operations for the Parent, the consolidated VIE, and any eliminating adjustments separately, see “Item 3. Key Information—Condensed Consolidation Schedule.”

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

The Consolidated VIE and China Operations

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries, in which we hold equity ownership interests, and (ii) contractual arrangements among(x) Shanghai Kunjia, (y) the consolidated VIE, namely, Jiayin Technology, and (z) the shareholders of the consolidated VIE. We do not own any equity interest in Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the Jiayin Technology. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in China-based companies that engage in certain types of business, and we therefore operate these businesses in China through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies.

We’ve determined that we control Jiayin Technology for financial reporting purpose in accordance with the contractual arrangements. In June 2018, Shanghai Kunjia entered into a series of contractual arrangements with Jiayin Technology and its shareholders, allowing us to exercise effective control over Jiayin Technology. These agreements or their forms include:(i) an exclusive consultation and service agreement, which enables us to receive substantially all of the economic benefits of Jiayin Technology and its subsidiaries, (ii) powers of attorney and an equity pledge agreement, which provide us with effective control over Jiayin Technology, and (iii) an exclusive call option agreement, which provides us with the option to purchase all of the equity interests in Jiayin Technology. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and the Shareholders of Jiayin Technology.”

However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the Contractual Arrangements in relation to Jiayin Technology do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.”

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
(2)
Jiayin Technology is owned as to 58% by Mr. Dinggui Yan, our founder, director and chief executive officer, 27% by Shanghai Jinmushuihuotu Investment Center (Limited Partnership), or Jinmushuihuotu Investment, 12% by Mr. Guanglin Zhang, and 3% by Mr. Yuanle Wu, who both are employees of our company. Jinmushuihuotu Investment is established in connection with the share incentive plan of Jiayin Technology. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2019 Share Incentive Plan.” The general partner of Jinmushuihuotu Investment is Shanghai Jinmushuihuotu Marketing and Planning Co., Ltd., or Jinmushuihuotu Marketing, which is controlled by Mr. Dinggui Yan.
(3)
Jiayin Technology entered into Contractual Arrangements with Shanghai Kunjia. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology.”
(4)
Geerong Yun (Shanghai) Technology Development Co., Ltd. (“Geerong Yun”, formerly known as “Geerong Yun (Shanghai) Enterprise Development Co., Ltd.) became our wholly-owned subsidiary after the business combination in September 2019.

(5)
Shanghai Jiajie Internet Information Services Co., Ltd. (“Shanghai Jiajie”, formerly known as Shanghai Jiajie Internet Finance Information Services Co., Ltd.”) became our wholly-owned subsidiary after the business combination in July 2019.
(6)
Shanghai Chuangzhen Software Co., Ltd. (“Chuangzhen Software”) was established in April 2020.
(7)
PT. Jayindo Fintek Pratama is owned as to 85% by us and it became our subsidiary after the business combination in April 2019.
(8)
Jiayin Shuke Information Technology Co., Ltd. (“Jiayin Shuke”) was established in January 2021.
(9)
Hainan Yinke Financing Guarantee Co., Ltd. (“Hainan Yinke”) was established in August 2021.
(10)
Guangxi Chuangzhen Information Technology Co., Ltd. (“Guangxi Chuangzhen”) was established in January 2022.

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

For risks relating to the fund flows of our China operations, you should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China” including, but not limited to, the following:

•
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries and the consolidated VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business;
•
We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business; and
•
Governmental administration of conversion and remittance of foreign currency may limit our ability to transfer cash out of China to fund any cash and financing requirements we may have, and may affect the value of your investment.

For a condensed consolidating schedule depicting the financial position, cash flow and results of operations for the Parent, the consolidated VIE, and any eliminating adjustments separately, see “Item 3. Key Information—Condensed Consolidation Schedule”.

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

For the years ended December 31, 2021, 2022 and 2023, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB1,130 million, RMB965 million and RMB636 million (US$89.6 million) as of December 31, 2021, 2022 and 2023, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2023. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the years ended December 31, 2021, 2022 and 2023, the Parent company received the cash dividends from its PRC subsidiaries of nil, nil and RMB157.7 million (US$22.2 million).

We provide loans to some of our overseas subsidiaries to support their business growth. We provided loans of RMB51 million in aggregate to our overseas subsidiaries in Indonesia and Nigeria to extend small credit loan business to individual borrowers in 2021. We provided loans of RMB20.9 million to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2022. We provided loans of RMB5.6 million (US$0.8 million) to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2023. In 2021, 2022 and 2023, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. As of the date of this annual report, dividends of RMB309.5 million (US$43.6 million) have been made to the Parent by the Parent’s subsidiaries.

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Jiayin Technology paid a cash dividend of RMB400 million to its shareholders in March 2018 before entering into the Contractual Arrangements. The dividend was distributed to facilitate the delisting of Jiayin Technology from the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and to fund the settlement of related party balances.

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes administrative measures on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, impose administrative measures on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Condensed Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2022 and 2023 of (i) the Parent, (ii) the WFOE, (iii) the other subsidiaries of the Parent inside and outside mainland China, separately, and (iv) the VIE Group, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2021 and 2022 and 2023 Our and the VIE Group’s consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP except that the equity method has been used to account for investments in subsidiaries and VIE. Our and the VIE Group’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our and the VIE Group’s consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2023
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	804	81,384	1,682	275,054	11,269	—	370,193
Accounts receivable and contract assets, net	—	97,187	—	2,006,358	—	—	2,103,545
Long-term investments	—	—	—	—	101,481	—	101,481
Investment in subsidiaries and VIEs and VIEs' subsidiaries	2,269,730	—	12,913	—	2,256,571	(4,539,214)	—
Intercompany balances*	134,255	62,917	—	6,225	(203,397)	—	—
Other assets	2,627	74,280	—	2,795,297	197,343	—	3,069,547
Total assets	2,407,416	315,768	14,595	5,082,934	2,363,267	(4,539,214)	5,644,766
Liabilities
Tax payables	—	24,249	1	519,951	24,618	—	568,819
Other liabilities	25,275	278,606	1,650	2,319,356	70,599	—	2,695,486
Total liabilities	25,275	302,855	1,651	2,839,307	95,217	—	3,264,305
Total net assets	2,382,141	12,913	12,944	2,243,627	2,268,050	(4,539,214)	2,380,461

* Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2022
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	8,567	16,294	1,391	240,816	23,950	—	291,018
Accounts receivable and contract assets, net	—	71,184	—	1,661,034	—	—	1,732,218
Long-term investments		—	—	—	90,497	—	90,497
Investment (Deficit) in subsidiaries and VIEs and VIEs' subsidiaries	1,087,634	—	(357,417)	—	1,158,282	(1,888,499)	—
Intercompany balances*	154,113	84,569	(1,300)	(8,878)	(228,504)	—	—
Other assets	3,248	231,126	—	629,786	42,977	—	907,137
Total assets	1,253,562	403,173	(357,326)	2,522,758	1,087,202	(1,888,499)	3,020,870
Liabilities
Tax payables	—	286,705	—	345,908	212		632,825
Other payable related to the disposal of Shanghai Caiyin	—	188,300	—	—	—	—	188,300
Other liabilities	10,478	285,585	82	661,160	937	—	958,242
Total liabilities	10,478	760,590	82	1,007,068	1,149	—	1,779,367
Total net assets/(liabilities)	1,243,084	(357,417)	(357,408)	1,515,690	1,086,053	(1,888,499)	1,241,503

* Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	For the year ended December 31, 2023
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	1,670,688	—	4,720,863	96,483	(1,021,161)	5,466,873
Total operating costs and expenses	(4,546)	(1,614,045)	(45)	(3,444,526)	(92,402)	1,021,161	(4,134,403)
(Loss)/Income from operations	(4,546)	56,643	(45)	1,276,337	4,081	—	1,332,470
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	1,301,067	—	328,844	—	1,469,714	(3,099,625)	—
Net income	1,297,619	328,844	328,866	1,140,848	1,720,422	(3,519,023)	1,297,576

	For the year ended December 31, 2022
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	972,029	—	2,979,683	44,100	(724,398)	3,271,414
Total operating costs and expenses	(6,494)	(919,825)	(45)	(1,798,121)	(89,308)	724,398	(2,089,395)
(Loss)/Income from operations	(6,494)	52,204	(45)	1,181,562	(45,208)	—	1,182,019
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	1,199,673	—	164,741	—	1,165,074	(2,529,488)	—
Net income	1,179,658	164,741	164,722	1,000,352	1,200,247	(2,529,488)	1,180,232

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	680,790	—	1,571,104	65,092	(536,496)	1,780,490
Total operating costs and expenses	(6,979)	(696,592)	—	(1,102,656)	(78,803)	536,496	(1,348,534)
(Loss)/Income from operations	(6,979)	(15,802)	—	468,448	(13,711)	—	431,956
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	480,184	—	89,149	—	482,331	(1,051,664)	—
Net income	472,086	89,149	89,170	393,161	475,859	(1,051,664)	467,761

	For the year ended December 31, 2023
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash provided by (used in) operating activities	144,310	139,602	291	327,764	(64,707)	(157,672)	389,588
Net cash (used in) provided by investing activities	—	(74,100)	(38,081)	(49,526)	223,695	(167,838)	(105,850)
Net cash (used in) provided by financing activities	(155,400)	—	38,081	(244,000)	(157,672)	325,510	(193,481)

	For the year ended December 31, 2022
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(21,917)	8,807	15,020	146,876	(15,194)	—	133,592
Net cash used in investing activities	—	(7,265)	—	(9,466)	(6,218)	—	(22,949)
Net cash provided by (used in) financing activities	8,783	—	(21,349)	—	—	—	(12,566)

	For the year ended December 31, 2021
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(12,317)	98,486	(534)	60,489	38,416	—	184,540
Net cash used in investing activities	—	(96,180)	—	(1,612)	(28,430)	—	(126,222)
Net cash provided by financing activities	3,296	—	4,056	—	2,586	—	9,938

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

On February 24, 2023, the CSRC and other relevant government authorities published the Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Offering and Listing by Domestic Enterprises, or the Provisions on Confidentiality and Archives Management, which became effective on March 31, 2023. According to the Provisions on Confidentiality and Archives Management, PRC domestic enterprises that seek to offer and list securities in overseas markets shall establish confidentiality and archives management system. The PRC domestic enterprises shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic enterprises shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies. Nevertheless, the Provisions on Confidentiality and Archives Management do not provide a clear scope of materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have certain discretion in the interpretation and enforcement of the applicable laws. Given the uncertainties surrounding the interpretation of the Provisions on Confidentiality and Archives Management, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

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

As advised by our PRC legal counsel, we believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither the consolidated VIE nor any of our other subsidiaries has been recognized as critical information infrastructure operators; and (ii) data processed in the consolidated VIE and our other subsidiaries’ business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Geerong Yun, Geerong Yunke Information Technology Co., Ltd. (“Geerong Yunke”) and Shanghai Jiajie may be deemed to be providing commercial Internet information services, which would require the aforementioned companies to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

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

Risks Relating to the Consolidated VIE and China Operations

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs. In particular, we are subject to risks and uncertainties relating to our corporate structure and doing business in China, including, but not limited to, the following:

•
Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the consolidated VIE. There will be possibilities of change regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Technology and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements;
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
•
The interpretation and implementation of the newly enacted Foreign Investment Law of the PRC may impact the viability of our current corporate structure, corporate governance and business operations;
•
If the PRC government deems that the Contractual Arrangements in relation to Jiayin Technology do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations;
•
We rely on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law;
•
Any failure by Jiayin Technology or shareholders of Jiayin Technology to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business;
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
•
The interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless;
•
We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations;
•
We primarily rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund the cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business;
•
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business;
•
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs;
•
Governmental administration of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment;
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

Risks Related to PCAOB Inspections

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our and the VIE Group’s financial statements as of December 31, 2022 and for the year ended December 31, 2022 contained in this annual report have been audited by Marcum Asia CPAs LLP, or Marcum Asia, an independent registered public accounting firm that is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. As of the date hereof, Marcum Asia is not included in the list of PCAOB identified firms in the PCAOB Determination Report issued on December 16, 2021. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2022 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

Summary of Risk Factors

Set forth below is only a summary of the principal risks associated with an investment in our shares. See below under this “Item 3. Key Information—D. Risk Factors” for a detailed discussion of the numerous risks and uncertainties to which our Company and the VIE Group are subject to.

•
We and the VIE Group operate in China’s online consumer finance marketplace, an emerging and evolving industry, which makes it difficult to evaluate our and the VIE Group’s future prospects.
•
The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we and the VIE Group fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our and the VIE Group’s business, financial conditions and results of operations would be materially and adversely affected.
•
Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Technology and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements.
•
If our and the VIE Group’s practice is deemed to violate any PRC laws and regulations, our and the VIE Group’s business, financial condition and results of operations would be materially and adversely affected.
•
The growth of our and the VIE Group’s business is limited by PRC laws and regulations, and we and the VIE Group have changed our and the VIE Group’s business into loan facilitation platform.
•
Our and the VIE Group’s cooperation with institutional funding partners may expose us to regulatory uncertainties and we and the VIE Group may be required to obtain additional government approval or license due to our and the VIE Group’s cooperation with institutional funding partners.
•
Because we conduct businesses in many countries and intend to continue to expand in international markets, we are subject to legal, reputational and operational risks, as well as a broad array of local legal and regulatory requirements that could adversely affect our operations.
•
If we and the VIE Group are unable to maintain and increase the number of our and the VIE Group’s borrowers or the volume of loans facilitated through our and the VIE Group’s platform, our and the VIE Group’s business and results of operations will be adversely affected.
•
If we and the VIE Group are unable to secure funding from institutional funding partners on terms acceptable to us, or at all, our and the VIE Group’s reputation, results of operations and financial condition may be materially and adversely affected.
•
If we and the VIE Group are unable to provide a high-quality user experience, our and the VIE Group’s business and reputation may be materially and adversely affected.
•
Any negative publicity with respect to us, the online consumer finance industry in general and our third-party partners may materially and adversely affect our business and results of operations.

•
We and the VIE Group are subject to credit cycles and the risk of deterioration of credit profiles of borrowers.
•
Broader macro, political and socio-economic factors and regulatory environment in China affecting market conditions can materially and adversely affect our and the VIE Group’s business and operating results.
•
Credit and other information that we and the VIE Group receive from prospective borrowers and third parties about a borrower may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our and the VIE Group’s credit assessment.
•
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
•
We and the VIE Group have obligations to verify information relating to borrowers and detecting fraud. If we and the VIE Group fail to perform such obligations to meet the requirements of relevant laws and regulations, we and the VIE Group may be subject to liabilities. Our and the VIE Group’s reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete.
•
We and the VIE Group do not impose restrictions on borrowers’ use of loans facilitated by our and the VIE Group’s platform or prohibit our and the VIE Group’s borrowers from incurring other debt or impose financial covenants on borrowers during the term of the loan, which will increase the risk of non-payment on our and the VIE Group’s loans.
•
Fraudulent activity on our and the VIE Group’s platform could negatively impact our and the VIE Group’s operating results, brand and reputation and cause the use of our and the VIE Group’s loan facilitation services to decrease.
•
Our and the VIE Group’s risk management system comprising our and the VIE Group’s policy framework, credit assessment and fraud detection technology and modules may not be adequate, which may adversely affect the reliability of our and the VIE Group’s platform, and in turn damage our and the VIE Group’s reputation, business and results of operations.
•
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
•
The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with a future offering of our securities to foreign investors.
•
If the PRC government deems that the Contractual Arrangements in relation to Jiayin Technology do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations.

•
We rely on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.
•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our and the VIE Group’s business and results of operations.
•
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
•
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
•
We cannot guarantee that any share repurchase plan will be fully consummated or that any share repurchase plan will enhance long-term shareholder value, and share repurchases could increase the volatility of the trading price of the ADSs and could diminish our cash reserves.
•
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

China’s online consumer finance industry may not develop as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. It is possible that the PRC laws and regulations may change in ways that do not favor our and the VIE Group’s development. If that happens, there may not be adequate loans facilitated on our and the VIE Group’s platform, and our and the VIE Group’s current business model may be negatively affected. Attracting and retaining borrowers and institutional funding partners is critical to increase the volume of loans facilitated through our and the VIE Group’s platform. In addition, our and the VIE Group’s business has grown substantially in recent years, but our and the VIE Group’s past growth rates may not be indicative of our and the VIE Group’s future growth.

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

Moreover, Circular 141 prohibits banking financial institutions from outsourcing core businesses, such as credit examination and risk control. Currently, loans facilitated by Geerong Yunke and Geerong Yun are directly funded to the borrowers. We and the VIE Group refer to such institutional funding partners borrowers from qualified credit applicants, and only provide initial screening, preliminary credit examination and technical services. They will then review the applications and conduct risk controls themselves. However, we and the VIE Group cannot rule out the possibility that government authorities could consider our and the VIE Group’s services to be in violation of Circular 141. If any of our and the VIE Group’s services are deemed to be in violation of Circular 141, we and the VIE Group could face penalties, including but not limited to suspensions of operation, orders to rectify and condemnation. If this is the case, our and the VIE Group’s business, financial condition and results of operations could be materially and adversely affected.

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

To further reduce the regulatory risks, apart from licensed third-party financing guarantee companies, starting January, 2022, we and the VIE Group established our and the VIE Group’s own financing guarantee companies to provide additional commitment to certain institutional funding partners or the Licensed Credit Enhancement Providers, or provide financing guarantee services directly to our and the VIE Group’s institutional funding partners for the loans funded by them. According to the regulations on financial guarantee, the maximum amount of outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets. As a result, the maximum amount of outstanding guarantee liabilities that can be provided by our and the VIE Group’s own guarantee companies cannot meet the needs of all of our institutional funding partners.

Furthermore, it is reported that, in July 2021, the Credit Bureau of the PBOC issued a notice to the online platform operators, requiring online platforms to achieve full “disconnection” of personal information from financial institutions. Online platform operators which provide online loan facilitating services, shall not provide information submitted by individuals, information generated within the online platform or information obtained from external sources directly to financial institutions in the name of application information, identity information, basic information, personal profile scoring information, etc. During our and the VIE Group’s cooperation with certain institutional funding partners since the third quarter of 2019, we and the VIE Group provide the personal information of individual borrowers after initial screening to our and the VIE Group’s institutional funding partners. To ensure compliance, we have involved a licensed credit reporting institution and have substantially completed our business adjustments with respect to disconnecting direct connection for credit reporting as of the date of this annual report. In particular, we have entered into collaboration agreements with a licensed credit reporting institution to ensure the flow of personal information complies with the requirements of Measures for the Administration of the Credit Reporting and the notice of the Credit Bureau of the PBOC.

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

The total loan facilitation volume facilitated through our and the VIE Group’s platform was RMB21.9 billion in 2021, RMB55.5 billion in 2022 and RMB88.1 billion (US$12.4 billion) in 2023, respectively. To maintain the high growth momentum of our and the VIE Group’s platform, we and the VIE Group must continuously increase the volume of loans by retaining current participants and attracting more users whose financing needs can be met on our and the VIE Group’s platform. If there are insufficient institutional funding sources, borrowers may not be able to obtain capital through our and the VIE Group’s platform and may turn to other sources for their borrowing needs. If we and the VIE Group are unable to attract qualified borrowers and sufficient institutional funding, or if borrowers do not continue to participate in our and the VIE Group’s platform at the current rates due to any changes or other business or regulatory reasons, we and the VIE Group may be required to modify the way we and the VIE Group conduct our and the VIE Group’s business to ensure compliance with existing or new PRC laws and regulations, we and the VIE Group might not be able to increase our and the VIE Group’s loan transaction volume and revenues as we and the VIE Group expect, and our and the VIE Group’s business and results of operations may be adversely affected.

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

Furthermore, our and the VIE Group’s platform features a high proportion of repeat borrowers. Out of the total loan volume facilitated through our and the VIE Group’s platform in 2021, 2022 and 2023, 62.3%, 71.6% and 75.0%, respectively, was attributable to repeat borrowers who had successfully borrowed on our and the VIE Group’s platform before. The loan size of repeat borrowing of repeat borrowers tends to be larger than that of first time borrowing. Repeat borrowing also generally contributes to a higher overall credit quality of borrowers on our and the VIE Group’s platform as we and the VIE Group only permit borrowers with positive repayment histories to become repeat borrowers. If we and the VIE Group are unable to maintain a high-quality user experience in the future, the numbers of our and the VIE Group’s repeat borrowing rate and repeat borrowers on our and the VIE Group’s platform will decrease. As a result, the credit quality, amount of transaction and service fees and overall profitability of our and the VIE Group’s platform may be adversely affected.

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

On September 1, 2015, the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases came into effect and was then amended on August 20, 2020 and January 1, 2021. Under these amendments, if the service fees or other fees that we and the VIE Group charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and the VIE Group and our and the VIE Group’s business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our and the VIE Group’s request to demand the payment of fees that exceed the limit from the borrower. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. The one-year Loan Prime Rate issued by the National Bank Interbank Funding Center on April 22, 2024 was 3.45%, and we and the VIE Group cannot assure you that the one-year Loan Prime Rate or the upper limit on interest and fee rates will not decrease in the future. As to the cases accepted by PRC courts of first instance on or after August 20, 2020 and in which the loan contracts were established before August 20, 2020, if the lender requests that the court apply the previous limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit.

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

General economic, macro, political and socio-economic factors beyond our and the VIE Group’s control and regulatory environment in China may deter borrowers’ interest in seeking loans through our and the VIE Group’s platform, and similarly, funding partners’ willingness to lend. Such factors include the general interest rate, unemployment rates, residential home values and availability of other investment opportunities. If any of these risk factors should materialize, the volume of loans facilitated on our and the VIE Group’s platform will necessarily decline, and our and the VIE Group’s revenues and operating results may be adversely affected. For instance, from the second quarter of 2019, the loan facilitation volume on our and the VIE Group’s platform decreased due to regulatory requirements that an online lending intermediary to reduce the number of individual investors, business volume and number of borrowers. In view of the changing regulatory environment, we and the VIE Group have stopped funding our and the VIE Group’s loans with individual investors in April 2020, which negatively affected our and the VIE Group’s business and financial performance in 2020.

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

Our and the VIE Group’s ability to attract funding partners and borrowers to, and build trust in, our and the VIE Group’s platform is significantly dependent on our and the VIE Group’s ability to effectively evaluate borrowers’ credit profiles and likelihood of default. To conduct this evaluation, we and the VIE Group utilize our and the VIE Group’s proprietary and open credit assessment model, which is built based on data collected through various channels and strengthened by our and the VIE Group’s sophisticated artificial intelligence and advanced machine learning techniques. Our and the VIE Group’s credit assessment model conducts in-depth anti-fraud and delinquency history analysis of the borrowers, assigns the borrowers a credit score based on their risk profile. However, our and the VIE Group’s credit assessment model may not effectively assess the credit risk of the borrower or predict future delinquency rate and loan losses. If we and the VIE Group are unable to effectively classify borrowers into the relative risk categories, We and the VIE Group may be unable to effectively manage the default risks of loans facilitated through our and the VIE Group’s platform, which may adversely affect our and the VIE Group’s ability to accurately account for risks related to such loans. Although the institutional funding partners on our and the VIE Group’s platform have their own risk management systems and our and the VIE Group’s main business is to connect them with borrowers, we and the VIE Group may still be subject to liabilities because of borrowers’ defaults.

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

While we and the VIE Group continuously refine the algorithms, data processing and machine learning used by our and the VIE Group’s credit assessment model to reduce the likelihood of misclassifying borrower, our and the VIE Group’s approval process could be negatively affected if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale. If any of the foregoing were to occur in the future, borrowers may reduce the use of our and the VIE Group’s platform for financing, and our and the VIE Group’s reputation and market share would be materially and adversely affected, which would severely impact our and the VIE Group’s business and results of operations.

We and the VIE Group have obligations to verify information relating to borrowers and detecting fraud. If we and the VIE Group fail to perform such obligations to meet the requirements of relevant laws and regulations, we and the VIE Group may be subject to liabilities. Our and the VIE Group’s reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete.

Our and the VIE Group’s business of connecting funding partners and borrowers constitutes an intermediary service, and our and the VIE Group’s contracts with funding partners and/or borrowers are intermediation contracts under the Civil Code. Under the Civil Code, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract which results in harm to the client’s interests may not claim any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we and the VIE Group fail to provide material information to funding partners and are found to be at fault for our and the VIE Group’s failure or deemed failure to exercise proper care to conduct adequate information verification or supervision, we and the VIE Group could be subject to liabilities as an intermediary under the Civil Code. Furthermore, if we and the VIE Group fail to complete our and the VIE Group’s obligations under the agreements with institutional funding partners and borrowers, we and the VIE Group could also be held liable for damages caused to borrowers or institutional funding partners pursuant to the Civil Code. We and the VIE Group leverage a large database of fraudulent account information and sophisticated rule-based detection technology to detect fraudulent behaviors. We and the VIE Group update our and the VIE Group’s database on a daily basis based on new data collected and fraudulent behavior detected during the ordinary course of our and the VIE Group’s business operations. Although we and the VIE Group believe that as an online loan facilitation platform, we and the VIE Group should not bear the credit risk for funding partners as long as we and the VIE Group take reasonable measures to detect fraudulent behavior, we and the VIE Group cannot assure you that we and the VIE Group would not be subject to liability if we and the VIE Group fail to detect any fraudulent behavior. Any such liability could materially and adversely affect our and the VIE Group’s results of operations and financial condition.

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

The success of our and the VIE Group’s online platform relies heavily on our and the VIE Group’s ability to detect, assess and control credit risk, and therefore to prevent fraud. Despite the measures we and the VIE Group take to assess and manage risk, the information and data we and the VIE Group utilize may not be sufficient to allow us to adequately capture a borrower applicant’s credit risk. Such information and data include, among others, demographic information, credit history with us and with other financial institutions, and blacklists maintained by other forums and organizations. We and the VIE Group constantly update and optimize our and the VIE Group’s risk management system, but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided may be inaccurate or stale or insufficient, such that we and the VIE Group may misjudge the risk and misalign the risk profile. The information may also not be sufficient for prediction of future non-payment. Such risks and errors may erode funding partner confidence in our and the VIE Group’s platform and therefore harm our and the VIE Group’s reputation and adversely affect our and the VIE Group’s business and results of operations.

Interim period results can vary significantly due to a host of variables and therefore interim period results of our and the VIE Group’s performance may not accurately indicate future performance.

Our and the VIE Group’s interim period results of operations, including operating revenue, expenses, the number of loans and other key performance indicators, may fluctuate significantly such that comparisons of our and the VIE Group’s operating results period-on-period may not be meaningful. Results of any interim period cannot fully indicate future performance. Fluctuations may be due to any number of variables, including some beyond our and the VIE Group’s control, such as:

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
•
seasonality of our and the VIE Group’s loan facilitation services;
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

In addition, our and the VIE Group’s competitors may be better at developing new products, or responding faster to new technologies. When new competitors seek to enter our and the VIE Group’s target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our and the VIE Group’s market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential funding partners and borrowers may not fully understand how our and the VIE Group’s platform works and may not be able to fully appreciate the additional customer protections and features that we and the VIE Group have invested in and adopted on our and the VIE Group’s platform as compared to others. Our and the VIE Group’s pricing and terms could deteriorate if we and the VIE Group fail to act to meet these competitive challenges. Furthermore, to the extent that our and the VIE Group’s competitors are able to offer more attractive terms to our and the VIE Group’s business partners, such business partners may choose to terminate their relationships with us. If we and the VIE Group are unable to compete with such companies and meet the need for innovation in our and the VIE Group’s industry, the demand for our and the VIE Group’s platform could stagnate or substantially decline, we and the VIE Group could experience reduced revenues and our and the VIE Group’s platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our and the VIE Group’s business and results of operations.

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

We and the VIE Group generate a substantial majority of our and the VIE Group’s total revenues from service fees we and the VIE Group receive from our and the VIE Group’s institutional funding partners and guarantors. These fee rates may be affected by the loan volume and quality we and the VIE Group facilitated, the macroeconomic factors as well as the competition in the online consumer finance industry. We and the VIE Group may be unable to offer attractive service fee rates while driving the growth and profitability of our and the VIE Group’s business. Furthermore, our and the VIE Group’s competitors may lower their fee rates in an effort to lure funding partners away from us. If we and the VIE Group reduce our and the VIE Group’s fee rates in order to compete more effectively, the profitability of our and the VIE Group’s business could be adversely affected. If we and the VIE Group do not reduce our and the VIE Group’s fee rates, funding partners may leave our and the VIE Group’s platform, and the total service fees we and the VIE Group receive may decline. Any material decline in our and the VIE Group’s fee rates or the fees we and the VIE Group receive could have a material adverse effect on our and the VIE Group’s business, results of operations and financial condition.

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

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

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

Our business could also be adversely affected by the effects of coronavirus (including COVID-19), Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having coronavirus, Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected.

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

Due to the relatively new nature of the Cyber Security Law of the PRC and the lack of clarity in the statutory law itself as to the circumstances and standard under which the law should apply and violations may be found, there are uncertainties as to the interpretation and application of the law.

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

We are a public company in the United State subject to reporting obligations under the U.S. securities laws. Among other things, the Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We are required to include such report in our annual report on Form 20-F starting from the fiscal year ended December 31, 2020. In addition, since we were listed in May 2019, we expect that we will cease to be an “emerging growth company” for the fiscal year ending December 31, 2024. Once we cease to be an “emerging growth company,” as such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal control over financial reporting.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. The material weaknesses that were identified relates to lack of sufficient accounting staff with U.S GAAP knowledge and SEC reporting experience related to the accounting and reporting of complex transactions and lack of formal risk assessment process and internal control framework over financial reporting. The material weaknesses, if not remediated timely, may lead to material misstatements in our consolidated financial statements.

Following the identification of the material weaknesses, we have taken measures to remediate these control deficiencies. In connection with the audit of our financial statements for the fiscal year ended December 31, 2023, we did not identify any material weakness in our internal controls over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures”.

However, in the future we may determine that we have material weaknesses, or our independent registered public accounting firm may disagree with our management assessment of the effectiveness of our internal controls. Our failure to correct the material weaknesses and control deficiencies or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

It is often difficult to maintain and enforce intellectual property rights. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

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

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

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

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations (the “PCAOB Determinations”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our current auditor, Marcum Asia CPAs LLP, or Marcum Asia, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP, is headquartered in New York, New York, and has been inspected by the PCAOB on a regular basis and, as of the date of this annual report, was not included in the list of PCAOB identified firms in the PCAOB Determination Report issued on December 16, 2021.

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

Risks Relating to Our Corporate Structure

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Technology and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements.

We are a company incorporated under the laws of the Cayman Islands, and Shanghai Kunjia, our indirectly wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. However, PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we conduct our business activities through the consolidated VIE in China. As such, Shanghai Kunjia entered into the Contractual Arrangements with Jiayin Technology and the shareholders of Jiayin Technology, among others, pursuant to which, we are able to:(i) exercise effective control over Jiayin Technology; (ii) receive substantially all of the economic benefits of Jiayin Technology and its subsidiaries; (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of Jiayin Technology when and to the extent permitted by laws; (iv) have an exclusive option to purchase, or designate one or more persons to purchase from Jiayin Technology all or any part of its assets at any time and from time to time in our absolute direction to the extent permitted by PRC laws; (v) appoint us or our designated person to exercise all shareholder rights in Jiayin Technology; and (vi) have all of the equity interests in Jiayin Technology pledged to us as a continuing first priority security interest for performance of the Contractual Arrangements. The Contractual Arrangements allow the results of operation and assets and liabilities of Jiayin Technology to be consolidated into our results of operations and assets and liabilities under U.S. GAAP as if it was our wholly-owned subsidiary.

If the Contractual Arrangements that establish the structure for operating our and the consolidated VIE’s business in the PRC are found to be in violation of any existing or any PRC laws or regulations in the future, or the PRC government finds that we, or the consolidated VIE fails to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the MIIT, MOFCOM and SAT, would have discretion in dealing with such violations, including:

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

Any of these actions could cause significant disruption or result in a material change to our and the consolidated VIE’s business operations, and may materially and adversely affect our and the consolidated VIE’s business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Jiayin Technology and its subsidiaries in our consolidated financial statements, if the PRC governmental authorities find the consolidated VIE’s legal structure and Contractual Arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of Jiayin Technology or its subsidiaries that most significantly impact its economic performance and/or our failure to receive the economic benefits from Jiayin Technology or its subsidiaries, we may not be able to consolidate Jiayin Technology and/or its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. If we are unable to claim our right to control the assets of the consolidated VIE, the ADSs may decline in value or become worthless.

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

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. The recent statements and regulatory actions by China’s government, such as those related to the use of data security, anti-monopoly concerns, and the regulatory approvals on overseas listings, may impact our ability to conduct the business, accept foreign investments and/or list on a U.S. or other foreign exchange In addition, the PRC government may adopt new measures that may affect our and the consolidated VIE’s operations, or may exert more oversight and influence on offerings conducted outside of China and foreign investment in China-based companies, and we and the consolidated VIE may be subject to challenges brought by these new laws, regulations and policies. However, since these laws, regulations and policies are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may change from time to time. Furthermore, as we and the consolidated VIE may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our and the consolidated VIE’s business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we and the consolidated VIE will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or listing overseas.

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

We conduct our business in China primarily through our PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries in which we hold equity ownership interests, and the contractual arrangements with the consolidated VIE. Our and the consolidated VIE’s operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our and the consolidated VIE’s business, and it regulates and may influence our and the consolidated VIE’s operations, which could result in a material adverse change in our and the consolidated VIE’s operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our and the consolidated VIE’s operations could cause the value of our securities to significantly decline. Therefore, investors of us and the consolidated VIE and our and the consolidated VIE’s business face potential uncertainty from actions taken by the PRC government.

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

On February 24, 2023, the CSRC and other relevant government authorities published the Provisions on Confidentiality and Archives Management. According to the Provisions on Confidentiality and Archives Management, PRC domestic enterprises that seek to offer and list securities in overseas markets shall establish confidentiality and archives management system. The PRC domestic enterprises shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic enterprises shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies. Nevertheless, the Provisions on Confidentiality and Archives Management do not provide a clear scope of materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have certain discretion in the interpretation and enforcement of the applicable laws. Given the uncertainties surrounding the interpretation of the Provisions on Confidentiality and Archives Management, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

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

As advised by our PRC legal counsel, we believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither the consolidated VIE nor any of our other subsidiaries has been recognized as critical information infrastructure operators; and (ii) data processed in the consolidated VIE and our other subsidiaries’ business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Geerong Yun, Geerong Yunke and Shanghai Jiajie may be deemed to be providing commercial Internet information services, which would require the aforementioned companies to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

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

If the PRC government deems that the Contractual Arrangements in relation to Jiayin Technology do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations.

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

We are a Cayman Islands company and our subsidiaries in the PRC, or PRC subsidiaries, are considered foreign invested enterprises. However, PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we hold a value-added telecommunications license through our subsidiary, Shanghai Yixin Network Technology Co., Ltd. Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, we set up a series of Contractual Arrangements entered into among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology to conduct our operations in China. For a detailed description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and the Shareholders of Jiayin Technology.” As a result of these Contractual Arrangements, we exert control over Jiayin Technology and its subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, King & Wood Mallesons, the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is not in violation of existing PRC laws, regulations and rules currently in effect; and each of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology is valid, binding and enforceable upon each party to such agreements in accordance with their terms and applicable PRC laws and regulations currently in effect. As of and for the year ended December 31, 2023 and till the date of this annual report, the Company is not aware of any notice from the PRC government that the PRC government holds the opinion that the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is illegal, or any of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology governed by PRC laws are illegal. However, King & Wood Mallesons has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws, rules and regulations and there can be no assurance that the PRC government will take a view that is consistent with the opinion of our PRC legal counsel, King & Wood Mallesons, in the future.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure, or the VIE structure, will be adopted or if adopted, what they would provide. If the ownership structure, Contractual Arrangements and business of our company, our subsidiaries, Jiayin Technology or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have discretion in dealing with such violation, including levying fines, confiscating our income or the income of Jiayin Technology or its subsidiaries, revoking the business licenses or operating licenses of Shanghai Kunjia, Jiayin Technology or its subsidiaries, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Jiayin Technology and its subsidiaries, and/or our failure to receive economic benefits from Jiayin Technology and its subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.

We have relied and expect to continue to rely on Contractual Arrangements with the consolidated VIE, Jiayin Technology and the shareholders of Jiayin Technology and its subsidiaries, to operate our online consumer finance platform business, including, among others, the operation of www.niwodai.com and our apps, as well as certain other complementary businesses.

For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and the Shareholders of Jiayin Technology.” These Contractual Arrangements may not be as effective as direct ownership in providing us with control over the consolidated VIE, and these contractual arrangements have not been tested in a court of law. For example, Jiayin Technology, or shareholders of Jiayin Technology may fail to fulfill their contractual obligations with us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the Contractual Arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of the consolidated VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of consolidated VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current Contractual Arrangements, we rely on the performance by Jiayin Technology, shareholders of Jiayin Technology of their obligations under the Contractual Arrangements to exercise control over the consolidated VIE. The consolidated VIE and its shareholders may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology. If any of Jiayin Technology and shareholders of Jiayin Technology is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Any failure by Jiayin Technology or shareholders of Jiayin Technology to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.” Therefore, our Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by Jiayin Technology or shareholders of Jiayin Technology to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

We have entered into a series of Contractual Arrangements with Jiayin Technology, the consolidated VIE and the shareholders of Jiayin Technology. For a description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If the consolidated VIE or the shareholders of Jiayin Technology fail to perform their respective obligations under the Contractual Arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you that it will be effective under PRC laws. For example, if the shareholders of Jiayin Technology were to refuse to transfer their equity interests in Jiayin Technology to us or our designee when we exercise the purchase option pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. It may be difficult to evaluate the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings. In the event that we are unable to enforce these Contractual Arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective control over Jiayin Technology and its subsidiaries, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless. In addition, rules and regulations in China can change quickly with little advance notice, therefore, our assertions and beliefs of the risks imposed by the Chinese legal and regulatory system cannot be certain.”

The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of the consolidated VIE are held by their respective shareholders. Their interests may differ from the interests of our company as a whole. These shareholders may breach, or cause the consolidated VIE to breach, the existing Contractual Arrangements we have with them and the consolidated VIE, which would have a material adverse effect on our ability to effectively control the consolidated VIE and subsidiaries of the consolidated VIE, and receive economic benefits from them. For example, the shareholders of Jiayin Technology may be able to cause our agreements with Jiayin Technology to be performed in a manner adverse to us by, among other things, failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our call option under the exclusive call option agreement with shareholders of Jiayin Technology to request them to transfer all of their equity interests in Jiayin Technology to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the consolidated VIE, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual Arrangements in relation to the consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the Contractual Arrangements in relation to the consolidated VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust the income of Jiayin Technology in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Jiayin Technology for PRC tax purposes, which could in turn increase their tax liabilities without reducing tax expenses of Shanghai Kunjia. In addition, if Shanghai Kunjia requests the shareholders of Jiayin Technology to transfer their equity interests in Jiayin Technology at nominal or no value pursuant to these Contractual Arrangements, such transfer could be viewed as a gift and subject Shanghai Kunjia to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Jiayin Technology for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Jiayin Technology’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The Chinese government also exercises certain control over China’s economic growth through allocating resources, administrating payment of foreign currency-denominated obligations, setting monetary policy, and providing differentiated treatment to particular industries or companies.

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

The global financial markets have experienced significant disruptions between 2008 and 2009, and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit which creates additional global economic uncertainty and the slowdown of the Chinese economy since 2012. The recover from the COIVD-19 pandemic across the globe remains uncertain. It is also unclear whether the Chinese economic growth will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Further, there have also been concerns over unrest in the Middle East, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and other countries, including the surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our and the VIE Group’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our and the VIE Group’s ability to access the capital markets to meet liquidity needs.

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

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may change from time to time.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have certain discretion within their scope of authority in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

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

Our and the VIE Group’s online platform, operated by Geerong Yun, Geerong Yunke and Shanghai Jiajie may be deemed to be providing commercial Internet information services, which would require the aforementioned companies to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on Value-Added Telecommunication Services.” Furthermore, it is uncertain if Jiayin Technology and its subsidiaries will be required to obtain a separate operating license with respect to our and the VIE Group’s mobile applications in addition to the value-added telecommunications business license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our and the VIE Group’s business. We and the VIE Group cannot assure you that we and the VIE Group have obtained all the permits or licenses required for conducting our and the VIE Group’s business in China or will be able to maintain our and the VIE Group’s existing licenses or obtain new ones. If the PRC government considers that we and the VIE Group were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our and the VIE Group’s business, it has the power, among other things, to levy fines, confiscate our and the VIE Group’s net income, revoke our and the VIE Group’s business licenses, and require us to discontinue our and the VIE Group’s relevant business or impose restrictions on the affected portion of our and the VIE Group’s business. Any of these actions by the PRC government may have a material adverse effect on our and the VIE Group’s business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the Contractual Arrangements it currently has in place with Jiayin Technology and its shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Contractual Arrangements in relation to the consolidated VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or consolidated VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of registration with PRC State Administration for Market Regulation or its local counterparts, and filed with the Ministry of Commerce or its local counterparts. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed statutory limits. Any medium or long term loan to be provided by us to a VIE of our company must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the foreign currency we hold, including the proceeds of our further offerings, and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. If the consolidated VIE requires financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the consolidated VIE’s operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from any future offerings to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

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

The PRC government imposes certain measures on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of mainland China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

We are a holding company incorporated under the laws of Cayman Islands and as such primarily rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our funding requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and SAT Circular 81 (as defined below), such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits. The non-resident enterprises shall directly apply the reduced withholding tax rate when performing tax filings and collet and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Tax Considerations.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Geerong (HK) Limited (“Geerong (HK)”, formerly known as “Jiayin (HK) Limited”), our Hong Kong subsidiary.

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

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed Internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including Internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material adverse effect on the market price of our ADSs.

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

On June 16, 2022, we announced that our board of directors authorized a share repurchase plan under which the Company may repurchase its ordinary shares in the form of ADSs with an aggregate value of US$10.0 million during the 12-month period beginning on June 13, 2022. On June 7, 2023, our board of directors approved to extend the share repurchase plan for a period of 12-months period beginning on June 13, 2023 and ending on June 12, 2024. In March 2024, the Company’s Board of Directors approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan shall not exceed US$30 million.

As of March 31, 2024, the Company had repurchased approximately 2.8 million of its ADSs for approximately US$10.6 million under the share repurchase plan.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2024, Mr. Dinggui Yan, the beneficial owner of our Class B ordinary shares, beneficially owned approximately 91.3% of the aggregate voting power of our company. As a result, Mr. Dinggui Yan will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary share by a shareholder to any person or entity which is not an affiliate of such holder, or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

As of March 31, 2024, Mr. Dinggui Yan, our founder, director and chief executive officer, beneficially owned approximately 91.3% of the total voting power of our Company. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Jiayin Technology first adopted our 2016 Share Incentive Plan in September 2016, which allowed Jiayin Technology to grant share-based compensation awards to our founders, employees and officers to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In February 2019, we adopted a new share incentive plan, or the 2019 Share Incentive Plan, which became effective after the completion of our initial public offering in May 2019. All outstanding options granted under the 2016 Share Incentive Plan have been cancelled or replaced with options granted under the 2019 Share Incentive Plan. As of December 31, 2023, we had granted options to purchase an aggregate of 230,400 Class A ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and restricted share units (“RSUs”) to receive an aggregate of nil Class A ordinary shares (excluding RSUs that were forfeited, cancelled, or vested after the relevant grant date), pursuant to the 2019 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

As of the date of this annual report, we are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2023, although there can be no assurance in this regard. We do not believe we were a PFIC for our taxable years ended December 31, 2022, December 31, 2021, December 31, 2020, or December 31, 2019. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will not take a contrary position to any determination we make. Accordingly, there can be no assurance that we will or will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

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

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2023 (but not for our taxable years ended December 31, 2022 or for prior taxable years)) during which a United States Holder (as defined in “Item 10. Additional Information––E. Taxation––United States Federal Income Tax Considerations”) hold our ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder, including burdensome reporting requirements. Prospective investors who are United States Holders are strongly encouraged to consult their tax advisors regarding the potential application of the PFIC rules. See “Item 10. Additional Information— E. Taxation—Passive Foreign Investment Company”.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a U.S. public company, we incur significant legal, accounting and other expenses that we have not incurred as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in gross annual revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Since we were listed in May 2019, we expect that we will cease to be an “emerging growth company” in the fiscal year ending December 31, 2024. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
History and Development of the Company

The origin of our business can be traced back to 2011. Mr. Dinggui Yan, our founder, director and chief executive officer, commenced a consumer finance platform in 2011 through several entities controlled by him in China. In June 2015, Mr. Dinggui Yan acquired Shanghai Jiayin Technology Co., Ltd., or Jiayin Technology, a shell company previously known as Furen Technology Limited and listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ.

In September 2015, Shanghai Wuxingjia Information Technology Co., Ltd. (“Shanghai Wuxiangjia”, formerly known as “Shanghai Niwodai Internet Services Co., Ltd.”) was established as a wholly-owned subsidiary of Jiayin Technology to develop our online consumer finance platform business. Mr. Dinggui Yan launched Shanghai Caiyin Asset Management Co., Ltd., or Shanghai Caiyin, in September 2015. We entered into a collaboration agreement with Shanghai Caiyin in 2015 to engage Shanghai Caiyin to provide post-origination loan management services and manage our investor assurance program for loans facilitated prior to April 28, 2018. In December 2015, Shanghai Caiyin also acquired the servicing rights and obligations of all outstanding loan contracts facilitated by Niwodai Finance, which operated our founder’s consumer finance platform at that time, as well as the obligation to continue to provide guarantee on those loans. Niwodai Finance subsequently ceased to operate the individual financing business. We launched our online individual financing platform in December 2015.

In December 2017, we incorporated Jiayin Group Inc. under the laws of the Cayman Islands as our offshore holding company, and in January 2018, we established a wholly-owned subsidiary in the British Virgin Islands, Jiayin Holdings Limited, and a wholly-owned subsidiary in Hong Kong, Geerong (HK), as our intermediate holding companies, to facilitate our initial public offering in the United States. Jiayin Technology was delisted from NEEQ in April 2018.

In June 2018, we incorporated Shanghai Kunjia Technology Co., Ltd., or Shanghai Kunjia, as a wholly-foreign owned entity in China. As a result of the restructuring in 2018, we hold equity interest in Shanghai Kunjia through our current offshore structure. At the same time, Shanghai Kunjia entered into a series of contractual arrangements with Jiayin Technology and its shareholders, among which several agreements were terminated and simultaneously replaced by a series of contractual arrangements with substantially same terms in October 2018 for the purpose of registering pledges of equity interest in Jiayin Technology with the government authority. As a result of these contractual arrangements, or the Contractual Arrangements, we are the primary beneficiary of Jiayin Technology and its subsidiaries for accounting purposes, and, therefore, have consolidated the financial results of Jiayin Technology and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

On May 10, 2019, our ADSs commenced trading on the NASDAQ under the symbol “JFIN”. We raised a total of approximately US$35.0 million in net proceeds from the initial public offering, after the underwriter’s full exercise of their option to purchase additional ADSs, and after deducting underwriting discounts and commissions as well as other estimated offering expenses.

In September 2019, we disposed of Shanghai Caiyin, a consolidated affiliated entity. On September 16, 2019, Shanghai Wuxingjia a consolidated affiliated entity of our Company, entered into an agreement with Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”), an independent third-party financing guarantee company, and Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”), a company controlled by Mr. Dinggui Yan, the founder, director and chief executive officer of our Company, which wholly owns the equity interest of Shanghai Caiyin, pursuant to which Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao. After the disposal, Shanghai Caiyin continues to provide services for loans under the investor assurance program it managed.

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

On April 1, 2021, our wholly consolidated VIE, Jiayin Technology, entered into a framework acquisition agreement with Shanghai Bweenet and its shareholders, pursuant to which, Jiayin Technology agreed, subject to certain conditions, to subscribe for certain equity interests of Shanghai Bweenet and acquire certain equity interests held by current shareholders of Shanghai Bweenet, for an aggregate consideration of RMB95.0 million. Following the completion of the transaction, Jiayin Technology owned 95% of the equity interests of Shanghai Bweenet.

On December 29, 2021, Jiayin Technology entered into a share acquisition framework agreement with Shenzhen Rongxinbao, an independent third-party financing guarantee company, pursuant to which, Jiayin Technology agreed to transfer 95% equity interest of Shanghai Bweenet to Shenzhen Rongxinbao for an aggregate consideration of RMB93.3 million. Following the completion of the proposed transaction, Jiayin Technology no longer owned any equity interest in Shanghai Bweenet.

On December 29, 2021, Jiayin Finance entered into a sale agreement to transfer its 70% equity interest held in Shanghai Zhundian Enterprise Service Co., Ltd. (“Shanghai Zhundian”) (formerly known as “Shanghai Limahui E-Commerce Co., Ltd”) to Shenzhen Rongxinbao, an independent third-party financing guarantee company.

On January 28, 2022, Shanghai Niwodai Internet Services Co., Ltd. changed its corporate name to Shanghai Wuxingjia Information Technology Co., Ltd., which was further deregistered on April 11, 2024.

In August 2022, Hainan Yinke, was incorporated as a wholly-owned PRC subsidiary of Geerong Yunke. Hainan Yinke provides commitment to certain institutional funding partners or the Licensed Credit Enhancement Providers.

In April 2023, we disposed our 100% equity interest in Fuzhou Zhuoqun Jieneng Information Technology Co., Ltd and its subsidiaries.

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

B.
Business Overview

We and the VIE Group are one of the leading fintech platforms in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. We and the VIE Group operate a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. Our and the VIE Group’s online platform embraces significant opportunities presented by a financial system that leaves many creditworthy individuals underserved. We and the VIE Group provide borrowers with fast and convenient access to credit at affordable and competitive rates.

We and the VIE Group strategically focus on facilitating consumer loans with a term of no more than 12 months, as we and the VIE Group believe such loan facilitation services are best positioned to generate attractive returns for our and the VIE Group’s funding partners, and at the same time, capture the financing needs of qualified borrowers. With a highly scalable capital-light business model, we and the VIE Group have been able to grow our and the VIE Group’s platform and reinforce our and the VIE Group’s strengths through network effects.

Our and the VIE Group’s borrowers are typically creditworthy individuals with stable salary income and/or credit history but underserved by traditional financial institutions. We and the VIE Group primarily utilize diverse online borrower acquisition channels including online advertising channels such as websites, search engines, app stores, information feeds as well as online partnerships with online traffic marketplaces which have access to quality borrowers. Our and the VIE Group’s online average borrower acquisition cost per new borrower was RMB491.4 (US$69.2) in 2023, representing 4.8% of the average loan principal borrowed by our and the VIE Group’s borrowers in 2023.

We and the VIE Group operate a highly secure and open platform with a proprietary and effective risk assessment model and a comprehensive risk management system. We and the VIE Group build our and the VIE Group’s risk assessment model based on our and the VIE Group’s first-hand and proprietary user and transaction data generated from our and the VIE Group’s loan process as well as multiple layers of background and behavioral data from third-party sources. Our and the VIE Group’s model employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. We and the VIE Group have also established reliable systematic risk management procedures. To supplement our and the VIE Group’s risk management efforts, we and the VIE Group also selectively collaborate with expert consultants with strong credit assessment capabilities to help us further screen and re-assess the creditworthiness of applicants and identify creditworthy potential borrowers based on desensitized user data.

Historically, we and the VIE Group helped investors on our and the VIE Group’s platform to allocate their assets into different consumer loan products facilitated by us and the VIE Group through our and the VIE Group’s investor apps. Since the third quarter of 2019, we and the VIE Group started to expand our and the VIE Group’s investor base of individuals to institutional funding partners, including commercial banks, consumer finance companies, trusts and microcredit companies. In 2023, we and the VIE Group had 58 institutional funding partners and they invested an aggregate investment volume of RMB88.1 billion (US$12.4 billion). We and the VIE Group completed the transition of our and the VIE Group’s funding model in April 2020, with new loans only funded by institutional funding partners. The outstanding loan balance of our and the VIE Group’s legacy P2P lending business has been reduced to zero in November 2020. We and the VIE Group now generate a substantial majority of our and the VIE Group’s total revenues from services we and the VIE Group provided to institutional funding partners and cooperated financing guarantee companies. As a leading technology platform, we and the VIE Group do not use our and the VIE Group’s own capital to invest in loans facilitated through our and the VIE Group’s platform in Mainland China.

Our and the VIE Group’s Users

Borrowers

We and the VIE Group target the large and growing number of creditworthy individual borrowers in China who are underserved by traditional financial institutions and receptive to online finance solutions. Our and the VIE Group’s borrowers typically belong to the young urban working class with stable salary and/or credit history.

From the launch of our and the VIE Group’s business through December 31, 2023, we and the VIE Group had successfully facilitated loan transactions for over 14.5 million borrowers. The number of our and the VIE Group’s borrowers grew by 9.5 times from approximately 0.2 million in 2016 to approximately 1.9 million in 2023. We and the VIE Group strategically target the young generation and cultivate their loyalty on our and the VIE Group’s platform, aiming to capture the vast growth opportunities as our and the VIE Group’s borrowers enter into different stages of their lives and qualify for higher credit limits. In 2023, 47.6% of our and the VIE Group’s borrowers were between 20 and 35 years of age.

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

In 2023, we and the VIE Group had 58 institutional funding partners. We and the VIE Group expect these institutional funding partners to provide stable funding to borrowers on our and the VIE Group’s platform, which will allow us to increase our and the VIE Group’s loan facilitation volume and generate more revenue. We and the VIE Group will further develop our and the VIE Group’s cooperation with institutional funding partners in 2024.

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

Services Offered to Institutional Funding Partners and Financing Guarantee Companies

We and the VIE Group introduce borrowers to our and the VIE Group’s institutional funding partners, including commercial banks, consumer finance companies, trusts and micro-credit companies, and provide preliminary risk assessment services as well as other services to them. The service arrangement between our and the VIE Group’s institutional funding partners and us varies depending on the type of institutional funding partners. For institutional funding partners with a license to extend loans, such as banks, online micro-credit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2023, we and the VIE Group had 58 institutional funding partners and they invested an aggregate investment volume of RMB88.1 billion (US$12.4 billion).

We and our VIE Group also provide guarantee services through our and VIE Group licensed financing guarantee subsidiaries or through cooperation with third-party licensed financing guarantee companies to institutional funding partners and financing guarantee companies. Under the cooperation with financing guarantee companies, these financing guarantee companies initially reimburses the loan principal and interest to the financial institution partners upon borrower’s default. Although we and our VIE Group does not have direct contractual obligation to the financial institution partners for defaulted principal and interest, the Group provides back-to-back guarantee to the financing guarantee companies. As of December 31, 2022 and 2023, the maximum potential future payments, including all outstanding principal and interests for which the Group provides primary guarantee, were RMB6.5 billion and RMB13.7 billion (US$1.9 billion), respectively.

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

The following diagram illustrates the typical loan facilitation process flow and cash flow.

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

Credit Assessment and Risk Management System

We and the VIE Group operate a highly secure and open platform with proprietary and effective credit assessment model and comprehensive risk management system. Leveraging advanced technologies, including artificial intelligence and big data analytics, we and the VIE Group continuously refine, test, and optimize our and the VIE Group’s model as our and the VIE Group’s platform continues to accumulate and collect more credit data in our and the VIE Group’s operations.

Our and the VIE Group’s credit assessment model and risk management system have undergone significant evolution. We and the VIE Group have been building an online credit assessment model since the launch of our and the VIE Group’s online platform in December 2015. We and the VIE Group no longer offer offline loan products since February 2018 and have fully automated data collection and risk management methodologies accordingly. With data accumulation and model optimization, we currently utilize a proprietary intelligent system known as Mingjian, which has achieved risk management throughout the life cycle of loans, involving the application stage, customer management stage, risk monitoring and early warning stage empowering multiple operating processes.

Data Collection and Pre-processing

The first step of our and the VIE Group’s credit assessment process is to collect data from the applicant for prescreening. The list below presents the typical types of data that we and the VIE Group use as input for our and the VIE Group’s credit assessment.

•
Identity authentication information;
•
Data directly provided by the applicant, such as age, geographical region and work-related information;
•
Behavioral data of applicants when applying for loans;
•
Historical credit data collected through our and the VIE Group’s platform;
•
Data regarding fraud cases.

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

•
Scorecard Module

After a prospective borrower has passed the fraud detection module, we and the VIE Group initiate a credit review using our and the VIE Group’s proprietary scorecard module to generate a score for the prospective borrower, which ultimately drives the decision on whether to extend credit and the amount to be extended. Our and the VIE Group’s scorecard module utilizes historical credit data collected through our and the VIE Group's platform and data we and the VIE Group collected from the borrower, such as the credit card transaction record and repayment history. We and the VIE Group are authorized by the borrower to collect. We and the VIE Group generally assign the highest score for borrowers who demonstrate the most solid financial position and consistent repayment history. We and the VIE Group started using the scorecard module since 2016 and it evolved over time as our and the VIE Group’s product mix evolved and our and the VIE Group’s credit assessment capabilities improve. As part of our and the VIE Group’s credit assessment efforts, we and the VIE Group also adapt our and the VIE Group’s scorecard module to our and the VIE Group’s borrower base, which shifted from offline to online and has evolved as We and the VIE Group engage borrowers through different channels from time to time. Our and the VIE Group’s scorecard module analyzes a different set of data for each loan application compared to earlier versions of the module and we and the VIE Group continually test, validate and optimize it by changing the types of data it analyzes and the relative weights of various types of data. In particular, as the quality and availability of various data from third parties which is input in our and the VIE Group’s scorecard module changes over time, we and the VIE Group refine our and the VIE Group’s scorecard module accordingly. At the same time, deep learning algorithms, techniques and graphs are introduced to model and maximize the value of data mining to optimize access strategies and grant credit lines, and effectively extract high-quality customers. In 2021, based on the traditional scorecard module and original learning algorithm, we and the VIE Group have incorporated advanced learning algorithms, NLP technology and multi-relational graphs into the feature engineering and model construction to maximize the value of data mining, optimize access strategies and effectively identify creditworthy borrowers. Continuously refined by machine learning algorithms and the high volume of transaction data we and the VIE Group collect, especially proprietary credit repayment records, our and the VIE Group’s scorecard module currently analyzes a large number of variables for each loan application and enables us to better differentiate between creditworthy borrowers and lower quality borrowers. We and the VIE Group also enhanced the stability of our and the VIE Group’s scorecard module in view of increased amounts of loan applications we and the VIE Group receive. As our and the VIE Group’s credit assessment capabilities evolve, we and the VIE Group are increasingly capable of identifying creditworthy borrowers, some of which we and the VIE Group were unable to identify previously. We and the VIE Group also benefit from the growth of our and the VIE Group’s platform and the larger pool of borrower applicants our and the VIE Group’s platform attracts, among which we and the VIE Group are able to identify more creditworthy borrowers. As such, the credit scores generated by our and the VIE Group’s scorecard module are not directly comparable across different time periods. Currently, the credit scores of our and the VIE Group’s borrowers range from 0 to 100, while 100 represents the lowest credit risk associated with the borrower and 0 represents the highest. We and the VIE Group generally reject borrowers with a credit score lower than 0, who we and the VIE Group believe have low repayment willingness or capability. Set forth below is a breakdown of loan facilitation volume by the range of the credit scores of our and the VIE Group’s borrowers as of the time of the loan facilitation.

	2021		2022		2023
Credit Risk Level	(in RMB millions)%		(in RMB millions)%		(in RMB millions)%
60+	14,980	68.4	48,669	87.7	78,827	89.5
40-60	5,751	26.2	6,574	11.8	7,718	8.8
20-40	1,076	4.9	250	0.5	1,538	1.7
0-20	108	0.5	16	0.0	—	—
Total	21,915	100.0	55,509	100.0	88,083	100.0

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

Guarantee Arrangements

Starting from the fourth quarter of year 2022, we and the VIE Group provide guarantee services through its own financing guarantee subsidiaries or through cooperation with third-party financing guarantee companies for loans facilitated to the financial institution partners. Under the cooperation with financing guarantee companies, these financing guarantee companies initially reimburses the loan principal and interest to the financial institution partners upon borrower’s default. Although we and the VIE do not have direct contractual obligation to the financial institution partners for defaulted principal and interest, we and the VIE Group provide back-to-back guarantee to the financing guarantee companies. As agreed in the back-to-back guarantee contract, we and the VIE Group would compensate the guarantee companies for actual losses incurred by them on defaulted principal and interest. When the financing guarantee companies are required to place deposits to the financial institution partners as part of the arrangement, we and the VIE Group will also be obligated to place back-to-back deposits to the financing guarantee companies of the same amount and with the same settlement terms. The deposit amount is typically set at an agreed percentage of outstanding loan balance subject to guarantee. In connection with the back-to-back guarantee arrangements with the financial institution partners and financing guarantee companies, we and the VIE Group also engage a third-party asset management company to provide back-to-back guarantee services to us and the VIE Group, pursuant to which the asset management company is obligated to compensate us and the VIE Group at an amount equal to the compensation we and the VIE Group paid to the third-party financing guarantee companies. We and the VIE Group pay a service fee to the asset management company, which is typically set as a pre-agreed percentage of outstanding loan amount. As part of the arrangement, we and the VIE Group also request for a back-to-back deposit from the asset management company. As of December 31, 2021, 2022 and 2023, the outstanding loan balance for which our and the VIE Group’s own financing guarantee companies engaged was nil, RMB6,484.2 million and RMB13,694.2 million (US$1,928.8 million), respectively.

For certain off-balance sheet loans facilitated between borrowers and institutional funding partners, we and the VIE Group may provide commitment letter of balance complements to the institutional funding partners or the financing guarantee companies. To manage the risk exposure, we and the VIE Group in turn obtain a back-to-back guarantee from another third-party companies. The fair value of our and the VIE Group’s guarantee liabilities as a secondary guarantor was inconsequential and no compensation was made by us during the three years. As of December 31, 2021, 2022 and 2023, the outstanding loan balance for which we and the VIE Group provide commitment letter was RMB5,728.7 million, RMB14,425.9 million and RMB20,893.3 million (US$2,942.8 million), respectively.

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

The technical expertise and operational experience we have accumulated in China continues to support the growth of our overseas business. With our proprietary credit assessment and risk management system, we aim to provide more accessible financial solutions to low-and-middle income groups in multiple developing countries. In 2023, we were increasing our investments in Indonesia and Mexico to explore more business opportunities in local markets. We also substantially expanded the scale of our loan origination and revenue generation in Nigeria.

We plan to further explore overseas markets, to expand our customer base. In the future, we plan to broaden our financing channels through partnerships with local banks and other financial institutions. With our risk management technologies and the localization capabilities, we will be able to deliver more accessible and convenient financial services to better serve our customers.

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

Intellectual Property

We and the VIE Group regard our trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we and the VIE Group rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We and the VIE Group have registered 168 trademarks in the PRC. We and the VIE Group are the registered holder of 29 domain names, including www.jiayintech.cn. We and the VIE Group also have 115 copyrights for our and the VIE Group’s proprietary techniques in connection with our and the VIE Group’s systems.

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

Seasonality

We and the VIE Group experience seasonality in our and the VIE Group’s business, which reflects the seasonal fluctuations in internet usage and consumer behavior patterns. For instance, during national holidays in China, particularly during Chinese New Year, we and the VIE Group typically observe reduced borrowing activity from individual borrowers. Additionally, our and the VIE Group’s institutional funding partners may be affected by liquidity seasonality in the banking system, notably in the first and fourth quarters. The seasonality our institutional funding partners experience may impact our and the VIE Group’s business and loan facilitation volume during those periods. However, the seasonal trends and patterns we and the VIE Group have experienced in the past may not necessarily apply to, or indicate, our future operating results.

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

On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the relevant financial business of micro-credit companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

Furthermore, under Circular 141, the overall borrowing costs charged to borrowers should be calculated by loan interest together with all relevant fees and presented in an annualized form, which shall comply with above provisions on private lending. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Changes in PRC regulations relating to interest rates for marketplace and micro-credit lending could have a material adverse effect on our and the VIE Group’s business.”

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

On December 31, 2021, the PBOC issued the Regulations on Local Financial Supervision and Management (draft for comment), or the Draft Regulations on Local Financial Supervision and Management. The Draft Regulations on Local Financial Supervision and Management stipulate: (i) In addition to the establishment of regional equity markets, the establishment of other Local Financial Organizations shall be approved by the provincial local financial supervision and management departments while the establishment of regional equity markets should be publicized by the provincial people's government, and reported to the State Council securities supervision and management agencies for the record. Local Financial Organizations refer to the establishment of microfinance companies, financing guarantee companies, regional equity markets, financial leasing companies, commercial factoring companies, local asset management companies and other institutions engaged in local financial business; (ii) Local Financial Organizations should serve the local, in principle, and shall not carry out business across the provinces; (iii) The financial management department of the State Council and local financial supervision and management departments should strengthen the monitoring, identification and disposal of illegal financial activities; (iv) Local Financial Organizations established before the implementation of the Draft Regulations on Local Financial Supervision and Management, shall meet the prescribed conditions within the period specified by the local financial supervision and management departments. As for the Local Financial Organizations carry out our and the VIE Group’s business crossed the provincial administrative regions, the financial supervision and management departments of the State Council shall clarify the transitional arrangements to achieve a smooth transition and shall not carry out the relevant local financial business if do not meet the requirements within a prescribed time. While the Draft Regulations on Local Financial Supervision and Management had been released for consultation purpose, there is still uncertainty regarding the Draft Regulations on Local Financial Supervision and Management as to its final content, its adoption timeline or effective date, its final interpretation and implementation, and other aspects.

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

We and the VIE Group provide loan facilitation services and are not a party to the loans facilitated through our and the VIE Group’s platform. We and the VIE Group rely on third-party payment platforms in handling funds transfer and settlement. We and the VIE Group signed a custody account arrangement with AIBANK in November 27, 2019 and changed our and the VIE Group’s custodian institution into AIBANK since December 2019.

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

Regulations Relating to Corporation and Foreign Investment

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC, or the Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994, and was amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018 respectively. Pursuant to the Company Law, companies are classified into two categories, namely limited liability companies and limited companies by shares. The Company Law also applies to foreign-invested limited liability companies and companies limited by shares. According to the Company Law, the provisions otherwise prescribed by the laws on foreign investment shall prevail.

Furthermore, the Company Law of the PRC (Revised in 2023), or the Revised Company Law, was promulgated by the SCNPC on December 29, 2023 and will take effect on July 1, 2024. The major revisions made by the Revised Company Law include improvement of the system for the establishment and exit of companies, optimization of organizational structures of companies, improvement of the capital system of companies, strengthening the responsibilities of the controlling shareholder and senior management, enhancing the social responsibilities of companies, etc.

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

The Administrative Provisions for Text Message and Voice Call Service (Draft for Comments) were published to solicit public comments on August 31, 2020. It provides that no entity or individual can send commercial text messages or make commercial calls to users without user consent. In case of violation, the relevant governmental authorities may order to make rectification, impose warnings or fines, make public announcements, or enforce other administrative measures. Under severe circumstances, the relevant governmental authorities may revoke the telecommunication licenses and phone number sources of the violating entity or individual.

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

On August 20, 2021, the SCNPC issued the Personal Information Protection Law, which came into effect from November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances, such as when (i) the individual’s consent has been obtained; (ii) the processing is necessary for the conclusion or performance of a contract to which the individual is a party; (iii) the processing is necessary to fulfill statutory duties and statutory obligations; (iv) the processing is necessary to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (v) the personal information that has been made public is processed within a reasonable scope in accordance with this Law; (vi) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; or (vii) under any other circumstance as provided by any law or regulation. It also stipulates the obligations of a personal information processor. The Personal Information Protection Law provides that a personal information processor could process publicly disclosed information within the reasonable scope in accordance therewith on the basis of the six circumstances already specified thereunder. The Personal Information Protection Law clarifies the definition of “Sensitive Personal Information”, which means personal information that, once leaked or illegally used, may give rise to discrimination against individuals or seriously endanger personal or property security, including information on race, ethnicity, religious beliefs, personal biometric features, medical health, financial accounts, and personal whereabouts, among others. To process sensitive personal information based on an individual’s consent, a personal information processor shall obtain the separate consent from the individual. Where any law or administrative regulation provides that written consent shall be obtained for processing sensitive personal information, such provision shall prevail. In terms of cross-border transmission of personal information, pursuant to the Personal Information Protection Law, a personal information processor, providing personal information to any party outside the territory of the PRC, shall notify individuals of the overseas recipient’s identity, contact information, processing purposes, processing methods, categories of personal information, the methods in which individuals exercise the rights over the overseas recipient, and other matters, and obtain individuals’ separate consent. Furthermore, critical information infrastructure operators and the personal information processors that process the personal information reaching or exceeding the threshold specified by the national cyberspace administration in terms of quantity shall store domestically the personal information collected and generated within the territory of the PRC. Where it is truly necessary to provide the information abroad, the security assessment organized by the national cyberspace administration shall be passed, unless otherwise regulated by laws, administrative regulations, or provisions issued by the national cyberspace administrative authorities. The Personal Information Protection Law provides that if an overseas organization or individual engages in personal information processing activities that damage the rights and interests relating to personal information of citizens of the PRC or compromise national security or public interests of the PRC, the national cyberspace administration may include it or him in a list of those the provision of personal information to whom is restricted or prohibited, make an announcement, and take measures such as restricting or prohibiting the provision of personal information to it or him. On the other hand, personal information processors shall themselves, on the basis of the purposes of the processing of personal information, processing methods, categories of personal information, the impacts on individuals, and potential security risks, among others, take necessary measures to ensure that personal information processing activities comply with the provisions of laws and administrative regulations, and prevent unauthorized access to as well as the leakage, tampering or loss of personal information.

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

Regulations on Internet Advertising

The Advertising Law of the PRC, promulgated by the SCNPC on October 27, 1994 and last amended on April 29, 2021, sets out certain content requirements for advertisements in the PRC, including the prohibition of false or misleading content, superlatives wording, destabilizing content or content that involves obscenity, superstition, violence, discrimination or infringement of the public interest. Advertisers, advertising agents and advertising distributors are required to ensure that the contents of the advertisements they prepare or publish are truthful and fully comply with applicable laws. In providing advertising services, advertising operators and advertisement publishers shall review the supporting documents provided by the advertisers for the advertisements and verify that the contents of the advertisements comply with applicable PRC laws and regulations.

The Interim Measures for Administration of Internet Advertising, or the Internet Advertising Measures, were promulgated by the State Administration for Industry and Commerce of the PRC and became effective on September 1, 2016. According to the Internet Advertising Measures, Internet advertisers are responsible for the authenticity of the content of advertisements. Internet advertisements shall be distinguishable and prominently marked as “advertisements” in order to enable consumers to identify them as advertisements. It is required that publishing and circulating advertisements through the Internet shall not affect the normal use of the Internet by users. It is not allowed to induce users to click on the content of advertisements by any fraudulent means, or to attach advertisements or advertising links in the emails without permission.

On February 25, 2023, the State Administration for Market Regulation, or the SAMR promulgated the Administrative Measures for Internet Advertising, which came to effect on May 1, 2023 and replaced the Interim Measures for Administration of Internet Advertising. Pursuant to the Administrative Measures for Internet Advertising, internet advertisers are responsible for the authenticity of the contents of the advertisements and may publish advertisements on their own through their own websites or through the internet media they own, or entrust internet advertising operators or advertisement publishers to publish advertisements. The Administrative Measures for Internet Advertising also provides that internet advertisement shall be identifiable, enabling consumers to identify it as an advertisement. Internet platform operators shall take measures to prevent and deter illegal advertisements in the course of providing internet information services. In addition, users shall not be deceived or misled into clicking or viewing advertisements by: (i) false system or software updates, bug reports, removals, notifications and other prompts; (ii) false signals such as play, start, pause, stop and return; (iii) false reward promises; and (iv) other ways to deceive or mislead users. The administrative department of market regulation is the relevant local administrative authority to supervise and punish any illegal acts in internet advertising. Any violation of the Administrative Measures for Internet Advertising, may be subject to fines, prohibition of advertisements for a period of time or revocation of business licenses and other penalties.

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

Patent. The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The National Intellectual Property Administration under the SAMR is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Trademark. The PRC Trademark Law promulgated on August 23, 1982 and most recently revised on April 23, 2019 and became effective on November 1, 2019, and its implementation rules promulgated on August 3, 2002 and revised on April 29, 2014, protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record.

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

On March 30, 2015, the SAFE promulgated SAFE Circular 19, which was partially abolished on December 30, 2019, to expand the reform nationwide. Under SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local branches of the SAFE (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. The SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. On June 9, 2016, the SAFE promulgated the SAFE Circular 16, SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Regulations on Employee Share Incentive Plans of Overseas Publicly-Listed Company

Pursuant to the Circular on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of Overseas Publicly-Listed Company, issued by the SAFE in February 2012, individuals participating in any share incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas publicly listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure by these individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee share incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

PRC Value-Added Tax

In November 2011, the MOF and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, pursuant to which, a VAT was imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions from January 1, 2012. The pilot plan for replacing business tax with VAT was expanded to all regions and industries as of May 1, 2016 according to the Circular on Fully Promoting the Pilot Plan for Replacing Business Tax with Value-Added Tax promulgated by the MOF and the SAT in March 2016. Entities or individuals conducting business in the service industry in the PRC are required to pay a valued-added tax, or VAT, at a rate of 6% or 3% with respect to revenues derived from the provision of online information services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

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
(2)
Jiayin Technology is owned as to 58% by Mr. Dinggui Yan, our founder, director and chief executive officer, 27% by Shanghai Jinmushuihuotu Investment Center (Limited Partnership), or Jinmushuihuotu Investment, 12% by Mr. Guanglin Zhang, and 3% by Mr. Yuanle Wu, who both are employees of our company. Jinmushuihuotu Investment is established in connection with the share incentive plan of Jiayin Technology. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2019 Share Incentive Plan.” The general partner of Jinmushuihuotu Investment is Shanghai Jinmushuihuotu Marketing and Planning Co., Ltd., or Jinmushuihuotu Marketing, which is controlled by Mr. Dinggui Yan.
(3)
Jiayin Technology entered into Contractual Arrangements with Shanghai Kunjia. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology.”
(4)
Geerong Yun became our wholly-owned subsidiary after the business combination in September 2019.
(5)
Shanghai Jiajie became our wholly-owned subsidiary after the business combination in July 2019.

(6)
Chuangzhen Software was established in April 2020.
(7)
PT. Jayindo Fintek Pratama is owned as to 85% by us and it became our subsidiary after the business combination in April 2019.
(8)
Jiayin Shuke was established in January 2021.
(9)
Hainan Yinke was established in August 2021.
(10)
Guangxi Chuangzhen was established in January 2022.

Risks Relating to the Consolidated VIE and China Operations

We are subject to risks and uncertainties relating to our corporate structure, including, but not limited to, the following:

•
Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Jiayin Technology and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements;
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
•
We on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law; and
•
Any failure by Jiayin Technology or shareholders of Jiayin Technology to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

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

Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and the Shareholders of Jiayin Technology

Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, which include the operations of Internet content providers, or ICPs, we, similar to all other entities with foreign incorporated holding company structures operating in our industry in China, currently conduct these activities mainly through Jiayin Technology and its subsidiaries over which we exercise effective control through Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and its shareholders.

The Contractual Arrangements allow us to:

•
exercise effective control over Jiayin Technology
•
receive substantially all of the economic benefits of Jiayin Technology ; and
•
have an exclusive call option to purchase all or part of the equity interests in and/or assets of Jiayin Technology when and to the extent permitted by laws.

As a result of these Contractual Arrangements, we are the primary beneficiary of Jiayin Technology and its subsidiaries for accounting purposes, and, therefore, have consolidated the financial results of Jiayin Technology and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In the opinion of King & Wood Mallesons, our PRC legal counsel:

•
the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is not in violation of existing PRC laws, regulations and rules currently in effect; and
•
each of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology is valid, binding and enforceable upon each party to such agreements in accordance with their terms and applicable PRC laws and regulations currently in effect.

As of and for the year ended December 31, 2023 and till the date of this annual report, the Company is not aware of any notice from the PRC government that the PRC government holds the opinion that the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is illegal, or any of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology governed by PRC laws are illegal. However, King & Wood Mallesons has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws, rules and regulations and there can be no assurance that the PRC government will take a view that is consistent with the opinion of our PRC legal counsel, King & Wood Mallesons, in the future.

The following is a summary of the currently effective Contractual Arrangements by and among Shanghai Kunjia, Jiayin Technology and the shareholders of the Jiayin Technology.

Agreements that provide us with effective control over Jiayin Technology

Power of Attorney. Pursuant to the power of attorney issued by Jiayin Technology and its shareholders, each shareholder of Jiayin Technology, has irrevocably appointed the board of directors of Shanghai Kunjia to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including the right to attend and vote on shareholder’s meetings and appoint legal representatives, directors, supervisors and executive officers. In addition, the board of directors of Shanghai Kunjia is also entitled to appropriate, use or otherwise dispose of all dividends and other distributions. Furthermore, all activities of the board of directors of Shanghai Kunjia in connection with the equity interest of Jiayin Technology shall be considered activities of the shareholders of Jiayin Technology, including in the execution of the exclusive call option agreement. The board of directors of Shanghai Kunjia may delegate the power of attorney prescribed under this power of attorney to others without prior approval or notification. Jiayin Technology disclaims all rights and powers entrusted to the directors of Shanghai Kunjia. The power of attorney will remain in force for so long as the shareholder remains a shareholder of Jiayin Technology.

Equity Pledge Agreement. Pursuant to the equity interest pledge agreements among Shanghai Kunjia, Jiayin Technology and each of the shareholders of Jiayin Technology, the shareholders of Jiayin Technology have pledged all of their equity interest in Jiayin Technology as a continuing first priority security interest, as applicable, to respectively guarantee Jiayin Technology’ performance of its obligations under the relevant Contractual Arrangements, which include the exclusive consultation and service agreement, exclusive call option agreement and power of attorney agreement provided that the guaranteed obligation shall not exceed the expected market capitalization of Jiayin Technology, which is US$20 billion, multiplied by their respective shareholding percentage. If Jiayin Technology breaches its contractual obligations under these agreements, Shanghai Kunjia, as pledgee, will be entitled to certain rights regarding the pledged equity interests. In the event of such breaches, Shanghai Kunjia’s rights include forcing the auction or sale of all or part of the pledged equity interests of Jiayin Technology and receiving proceeds from such auction or sale in accordance with PRC law to the extent the rights of Shanghai Kunjia under the Contractual Arrangements are satisfied. In the event of significant decrease in value of the equity interest of Jiayin Technology, in addition to the foregoing remedies, Shanghai Kunjia is also entitled to entrust notary with the proceeds from such auction or sale, or requiring the shareholders, as pledgor, to provide other forms of security acceptable to Shanghai Kunjia. It is also agreed that any subscription of additional registered capital of Jiayin Technology or any equity interests transferred among those shareholders will automatically be subject to this agreement and the shareholders will be obligated to register pledge of such equity interest in ten business days. During the term of the applicable equity interest pledges, such shareholder will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Each equity interest pledge will remain effective until the full performance of the contractual agreements, including the settlement of payment by Jiayin Technology and its shareholders and indemnification of any losses caused by Jiayin Technology, if applicable, and termination of such contractual agreements. We have registered pledges of equity interest in Jiayin Technology with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Jiayin Technology

Exclusive Consultation and Service Agreement. Pursuant to the Exclusive Consultation and Service Agreement between Shanghai Kunjia and Jiayin Technology, Shanghai Kunjia has the exclusive right to provide Jiayin Technology with consulting and other services. Without Shanghai Kunjia’s prior written consent, Jiayin Technology may not accept any services subject to this agreement from any third party. In exchange, Shanghai Kunjia is entitled to receive a service fee on a quarterly basis and at an amount equivalent to all of its net income. Shanghai Kunjia has the right to determine the service fee to be charged to Jiayin Technology under this agreement by considering, among other things, the complexity of the services, the actual time that may be spent and cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. Shanghai Kunjia will exclusively enjoy all the rights, property rights and intellectual property rights created as a result of the performance of this agreement. Without prior written consent of Shanghai Kunjia, Jiayin Technology shall not enter into any transactions which may materially affect Jiayin Technology’s assets, liabilities, business operations, equity interests and other legal interests. Unless Shanghai Kunjia terminates this agreement in advance or otherwise required by law, this agreement will remain effective for ten years and automatically extend for another ten years upon any expiration date. Jiayin Technology may not terminate this agreement unilaterally.

Agreement that provides us with the option to purchase the equity interests in Jiayin Technology

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreements among Shanghai Kunjia, Jiayin Technology and shareholders of Jiayin Technology, Jiayin Technology and each of their shareholders have irrevocably granted Shanghai Kunjia an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion at any time, to the extent permitted under PRC law, all or part of such shareholder’s equity interests in the applicable, or all or part of the assets, of Jiayin Technology for RMB1, or the minimum purchase price as permitted by PRC laws. Shareholders of Jiayin Technology promise to make all efforts to enable Shanghai Kunjia to exercise its option, including but not limited to resignation and granting options and right to earnings of Shanghai Kunjia. Without Shanghai Kunjia’s prior written consent, Jiayin Technology and its shareholders have agreed that they shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and etc. Jiayin Technology and its shareholders undertake to appoint persons designated by Shanghai Kunjia as directors of Jiayin Technology. Unless Shanghai Kunjia terminates this agreement in advance or otherwise required by law, this agreement will remain effective for ten years and automatically extend for another ten years upon any expiration date. Jiayin Technology may not terminate this agreement unilaterally.

D.
Property, Plants and Equipment

Our and the VIE Group’s principal executive offices are located on leased premises comprising 7,802 square meters in Shanghai, China. We and the VIE Group lease our premises mainly from unrelated third parties under operating lease agreements.

Our and the VIE Group’s servers are primarily hosted at third-party Internet data centers. We and the VIE Group believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our and the VIE Group’s financial condition and results of operations should be read in conjunction with our and the VIE Group’s consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our and the VIE Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. For discussion of year-over-year comparisons between 2022 and 2021 that are not included in this annual report on Form 20-F, refer to "Item 5. Operating and Financial Review and Prospects" found in our Form 20-F for the year ended December 31, 2023, that was filed with the Securities and Exchange Commission on April 29, 2024.

A.
Operating Results

Overview

We and the VIE Group are a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. We and the VIE Group operate a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. Our and the VIE Group’s online platform embraces significant opportunities presented by a financial system that leaves many creditworthy individuals underserved. We and the VIE Group provide borrowers with fast and convenient access to credit at affordable and competitive rates. We and the VIE Group do not use our and the VIE Group’s own capital to invest in loans facilitated through our and the VIE Group’s platform in Mainland China.

We and the VIE Group offer loan products with fixed terms and repayment schedules generally ranging from RMB500 to RMB60,000 via our and the VIE Group’s apps and our and the VIE Group’s website. We and the VIE Group strategically focused on facilitating loans with a term of no more than 12 months, as we and the VIE Group believe such loan products facilitated by us and the VIE Group are best positioned to generate attractive returns, and at the same time, capture the financing needs of qualified borrowers. In 2023, approximately 8,537,070 borrowings were facilitated on our and the VIE Group’s platform, with an aggregate loan facilitation volume of approximately RMB88.1 billion (US$12.4 billion).

We and the VIE Group introduce borrowers to our and the VIE Group’s institutional funding partners, including commercial banks, consumer finance companies, trusts and micro-credit companies, and provide preliminary risk assessment services as well as other services to them. For institutional funding partners with a license to extend loans, such as banks, online micro-credit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2023, we and the VIE Group had 58 institutional funding partners and they invested an aggregate investment volume of RMB88.1 billion (US$12.4 billion). We and our VIE Group also provide guarantee services through our and VIE Group financing guarantee subsidiaries or through cooperation with third-party financing guarantee companies to institutional funding partners and financing guarantee companies. Under the cooperation with financing guarantee companies, these financing guarantee companies initially reimburses the loan principal and interest to the financial institution partners upon borrower’s default. Although we and our VIE Group does not have direct contractual obligation to the financial institution partners for defaulted principal and interest, the Group provides back-to-back guarantee to the financing guarantee companies. As of December 31, 2022 and 2023, the maximum potential future payments, including all outstanding principal and interests for which the Group provides primary guarantee, were RMB6.5 billion and RMB13.7 billion (US$1.9 billion), respectively.

Our and the VIE Group’s net revenue increased by 67.1% from RMB3,271.4 million in 2022 to RMB5,466.9 million (US$770.0 million) in 2023. Our net income increased by 9.9% from RMB1,180.2 million in 2022 to RMB1,297.6 million (US$182.8 million) in 2023.

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

Furthermore, in an effort to manage risks and maintain market integrity, PRC government has taken various initiatives, including the Dual Decrease and other limitations on our and the VIE Group’s business scale, which could discourage the development of the online consumer finance industry, and limit our and the VIE Group’s capability to grow our and the VIE Group’s business. Based on our and the VIE Group’s interpretation of these regulations, in order to stay compliant with these circulars, we and the VIE Group closely monitor the outstanding principal and number of investors, and voluntarily manage these operating metrics so that they do not experience any significant increase compared to our and the VIE Group’s outstanding principal as of June 30, 2017. In the second half of 2019, the loan facilitation volume on our and the VIE Group’s platform decreased primarily due to the adverse effect caused by regulatory requirements that online lending intermediaries to reduce the number of investors, business volume and number of borrowers. Since the third quarter of 2019, we and the VIE Group started to strengthen our and the VIE Group’s cooperation with institutional funding partners and in April 2020 shifted to a solely institutional funding partner model and stopped funding loans with individual investors in April 2020, which negatively affected our and the VIE Group’s business and financial performance in 2020. Furthermore, due to the lack of clarity in certain key definitions under these regulations, there remain uncertainties including the possibility that regulatory authorities may disagree with our and the VIE Group’s interpretation. For example, it is still uncertain whether our and the VIE Group’s cooperation model with institutional funding partners will be influenced by the CBIRC Circular 37. As our and the VIE Group’s future revenue, profit and working capital rely on the amount of loans originated on our and the VIE Group’s platform and the corresponding service fees we and the VIE Group are entitled to collect from such loans, if we and the VIE Group were required by regulatory action to cease or reduce offering loan facilitation services to individual borrowers or funding loans with institutional funding partners, we and the VIE Group might need to take various measures in order to maintain the current scale or growth of our and the VIE Group’s business while adhering to our and the VIE Group’s interpretations of these regulations. These measures might include providing technology services to third-party companies, expanding our and the VIE Group’s overseas businesses, diversifying our and the VIE Group’s funding channels and strengthening our and the VIE Group’s cooperation with financial institutions, which may not be available on reasonable terms in a timely manner, or at all, and all of these measures may not be sufficient to maintain our and the VIE Group’s business growth, and may not generate sufficient revenue or cash inflows to offset decreases in the outstanding principal of our and the VIE Group’s platform, or may not otherwise result in the intended benefits.

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

M3+ Delinquency Rate by Vintage

We and the VIE Group refer to loans facilitated during a specified time period as a vintage. We and the VIE Group define “M3+ Delinquency Rate by Vintage” as the total amount of principal for all loans in a vintage for which any repayment was more than 90 days past due as of a particular date, less the total amount of past due principal recovered for such loans, and divided by the total amount of principal for all loans in such vintage. We and the VIE Group calculate M3+ Delinquency Rate by Vintage for quarter vintage as the weighted average of the M3+ Delinquency Rate by Vintage for each month in such quarter by loan facilitation volume.

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through our and the VIE Group’s platform.

	Month on Book
Vintage	4th	5th	6th	7th	8th	9th	10th	11th	12th	13th	14th	15th
2020Q1	1.67%	3.43%	4.46%	5.36%	6.11%	6.67%	7.09%	7.38%	7.61%	7.76%	7.84%	7.85%
2020Q2	1.46%	2.37%	3.11%	3.68%	4.14%	4.52%	4.80%	5.08%	5.27%	5.42%	5.49%	5.51%
2020Q3	0.96%	1.70%	2.24%	2.77%	3.27%	3.73%	4.16%	4.47%	4.71%	4.87%	4.96%	4.98%
2020Q4	0.85%	1.74%	2.37%	3.00%	3.49%	3.89%	4.24%	4.50%	4.72%	4.87%	4.96%	4.99%
2021Q1	0.96%	1.83%	2.45%	3.04%	3.51%	3.95%	4.28%	4.56%	4.78%	4.93%	5.01%	5.03%
2021Q2	1.00%	1.90%	2.65%	3.30%	3.90%	4.35%	4.64%	4.89%	5.01%	5.10%	5.14%	5.15%
2021Q3	0.95%	1.86%	2.65%	3.31%	3.94%	4.33%	4.60%	4.79%	4.93%	5.02%	5.08%	5.10%
2021Q4	0.84%	1.78%	2.43%	2.97%	3.40%	3.77%	4.12%	4.39%	4.61%	4.76%	4.85%	4.88%
2022Q1	0.74%	1.54%	2.21%	2.77%	3.26%	3.69%	4.01%	4.28%	4.49%	4.63%	4.74%	4.78%
2022Q2	0.59%	1.30%	1.94%	2.56%	3.06%	3.46%	3.81%	4.13%	4.36%	4.53%	4.63%	4.68%
2022Q3	0.74%	1.56%	2.25%	2.92%	3.52%	4.05%	4.51%	4.85%	5.10%	5.26%	5.34%	5.36%
2022Q4	0.71%	1.62%	2.47%	3.27%	3.94%	4.49%	4.91%	5.22%	5.47%	—	—	—
2023Q1	0.68%	1.50%	2.32%	3.00%	3.61%	4.13%	—	—	—	—	—	—
2023Q2	0.63%	1.47%	2.35%	—	—	—	—	—	—	—	—	—

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

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91-180 days	More than 180 days
	(%)
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
December 31, 2022	1.01	0.67	0.51	1.18	2.02
December 31, 2023	1.13	0.90	0.68	1.48	2.07

Components of Results of Operations

Net Revenue

Our and the VIE Group’s net revenue is derived from fees charged for providing services, including loan facilitation services, guarantee services, and other revenues. In accordance with the agreements with our and the VIE Group’s borrowers and institutional funding partners, we and the VIE Group collect service fees from customers in facilitating loan transactions. In addition, we and the VIE Group charge other fees contingent on future events, such as penalty fees for late payments. Our and the VIE Group’s net revenue is presented net of VAT. Our and the VIE Group’s net revenue is recognized as revenues from loan facilitation services, revenues from releasing of guarantee liabilities and other revenues.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Revenue from loan facilitation services	1,470,170	82.6	2,881,725	88.1	3,489,184	491,441	63.8
Revenue from the releasing of guarantee liabilities	—	—	47,141	1.4	1,393,081	196,211	25.5
Other revenue	310,320	17.4	342,548	10.5	584,608	82,340	10.7
Total	1,780,490	100.0	3,271,414	100.0	5,466,873	769,992	100.0

Revenue from loan facilitation services

Since the third quarter of 2019, we and the VIE Group provide service through the facilitation of loan transactions between borrowers and institutional funding partners. When the investors are institutional funding partners, we and the VIE Group’s service mainly consist of performing credit assessment on the borrowers and referring qualified borrowers to the institutional funding partners and facilitating the execution of loan agreements between the parties. We and the VIE Group assesses ability and intention to pay the service fees of the customers when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed before cooperation.

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

From 2020 to 2022, the institutional funding partners typically engage third-party non-performing loan management entities to assist on the subsequent collection. We and the VIE Group are in turn engaged by such non-performing loan management entities to provide information including risk profile and collection methods or plans for the borrowers on its platform to the non-performing loan management entity based on the historical records and experiences that we and the VIE Group have as of the date when each loan is successfully extended to borrower. Revenue from technical services is recognized at the time a loan is successfully originated by the institutional funding partner as the technical services are completed at that time. We and the VIE Group no longer provided this service since 2023.

Revenue from releasing of guarantee liabilities

We and the VIE Group started to provide primary guarantee since the fourth quarter of 2022. We recognized the stand-ready guarantee liabilities on a gross basis and amortize the entire amount into “revenue from releasing of guarantee liabilities” over the term of the guarantee. See “—E. Critical Accounting Estimates—Guarantee liabilities” for more details.

Other Revenue

Investor referral

We and the VIE Group provide referral services in respect of investment products offered by the third-party financial service providers on Youdao wealth platform, a proprietary platform operated by us. We and the VIE Group consider the financial service providers to be our customers, and receives service fees from the customers primarily based on the transaction volume of the investment successfully subscribed by online investors. After the online investors subscribe the products referred by us, We and the VIE Group do not retain any further obligations. The price for each referral charged to the financial service providers is a fixed charge rate as pre-agreed in the service contract. Revenue is recognized when the online investors successfully subscribed to investment products from financial service providers.

Others

Other revenues primarily include service fees charged to the third-party financial service providers for the referral service of borrowers, and interest income generated from loan services to individuals overseas.

Interest income generated from oversea individuals is recognized over the terms of loans receivable using the effective interest rate method under ASC Topic 310. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest income or principal. Interest collected upfront at the loan inception is recorded as deferred revenue.

The following table sets forth the breakdown of our and the VIE Group’s other revenue, both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other revenue
Investor referral	178,616	10.0	269,256	8.2	342,181	48,195	6.3
Others	131,704	7.4	73,292	2.3	242,427	34,145	4.4
Total other revenue	310,320	17.4	342,548	10.5	584,608	82,340	10.7

Operating Costs and Expenses

Our and the VIE Group’s operating costs and expenses primarily consist of facilitation and servicing expenses, other cost of sales, sales and marketing expenses, general and administrative expenses, research and development expenses, and allowance for uncollectible receivables, contract assets, loans receivable and others. We and the VIE Group expect our and the VIE Group’s operating expenses to be in line with our and the VIE Group’s business development. The following table sets forth our and the VIE Group’s operating costs and expenses both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses
Facilitation and servicing	320,466	18.0	565,227	17.3	2,011,553	283,321	36.8
Other cost of sales	15,467	0.9	—	—	—	—	—
Allowance for uncollectible receivables, contract assets, loans receivable and others	44,427	2.5	32,053	1.0	72,764	10,249	1.3
Sales and marketing	659,291	37.0	1,081,382	33.1	1,538,913	216,751	28.1
General and administrative	165,150	9.3	194,039	5.9	214,856	30,262	3.9
Research and development	143,733	8.1	216,694	6.6	296,317	41,735	5.4
Total operating cost and expenses	1,348,534	75.8	2,089,395	63.9	4,134,403	582,318	75.5

The following table sets forth our and the VIE Group’s operating cost and expenses paid to related parties both in absolute amounts and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses incurred with related parties:
Facilitation and servicing	77,048	4.3	124,071	3.8	115,888	16,322	2.1
General and administrative	—	—	2,103	0.1	482	68	0.0
Sales and marketing	—	—	4,873	0.1	630	89	0.0
Research and development	—	—	4,373	0.1	1,074	151	0.0
Total	77,048	4.3	135,420	4.1	118,074	16,630	2.1

Facilitation and Servicing

Facilitation and servicing expenses primarily consist of variable expenses including costs related to back-to-back guarantee service fee to third-party asset management company, credit assessment, user and system support, payment processing services and collection, associated with facilitating and servicing loans, salaries and benefits and share-based compensation for the personnel who work on credit checking, data processing and analysis, loan facilitation, user and system support.

Sales and Marketing

Sales and marketing expenses primarily consist of variable marketing and promotional expenses, including those expenses related to acquisition and retention of borrowers and institutional funding partners, and general brand and awareness building. Salaries and benefits expenses as well as share-based compensation related to our and the VIE Group’s sales and marketing personnel and other expenses related to our sales and marketing team are also included in the sales and marketing expenses. Borrower acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing, search engine optimization, information feeds, and referral fees charged by other parties relating to borrower acquisition.

General and Administrative

General and administrative expenses consist primarily of salaries and benefits and share-based compensation related to accounting and finance, business development, legal, human resources and other personnel, as well as professional service fees related to various corporate activities.

Research and Development

Research and development expenses primarily consist of salaries and other compensation expenses for employees engaged in research and development activities, technology infrastructure expenses and server expenses.

Share-Based Compensation

The following table sets forth the effect of share-based compensation expenses on our and the VIE Group’s operating cost and expenses line items, both in an absolute amount and as a percentage of total net revenue for the periods presented.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation
Facilitation and servicing	3,159	0.2	2,408	0.1	4,921	693	0.1
Sales and marketing	1,545	0.1	362	0.0	31,464	4,432	0.6
General and administrative	5,021	0.3	33,740	1.0	6,823	961	0.1
Research and development	5,461	0.3	6,038	0.2	11,145	1,570	0.2
Total share-based compensation	15,186	0.9	42,548	1.3	54,353	7,656	1.0

Taxation

Cayman Islands

Jiayin Group Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Jiayin Group Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The first 2.0 million Hong Kong dollars of profits that our subsidiary incorporated in Hong Kong earned are subject to be taxed at an income tax rate at 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to us are not subject to any Hong Kong withholding tax.

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. A “high and new technology enterprise” (HNTE) is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Geerong Yunke and Jiayin Shuke were entitled for a preferential income tax rate of 15% from 2022 to 2024 as they are qualified as HNTE. Chuangzhen Software has been qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 which its taxable income is greater than zero, followed by a three-year 50% exemption. From 2022, Guangxi Chuangzhen Information Technology Co., Ltd. benefits from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China. From 2023, Hainan Yinke Financing Guarantee Co., Ltd. benefits from a preferential tax rate of 15% as it is registered in Hainan Free Trade Port and engaged in encouraged business activities.

The Group is subject to VAT at the rate of 6% or 3% given that they are classified as a general tax payer. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

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

	Year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue	1,780,490	100.0	3,271,414	100.0	5,466,873	769,993	100.0
Operating cost and expenses:				0			—
Facilitation and servicing	(320,466)	(18.0)	(565,227)	(17.3)	(2,011,553)	(283,321)	(36.8)
Other cost of sales	(15,467)	(0.9)	—	—	—	—	—
Allowance for uncollectible receivables, contract assets, loans receivable and others	(44,427)	(2.5)	(32,053)	(1.0)	(72,764)	(10,249)	(1.3)
Sales and marketing	(659,291)	(37.0)	(1,081,382)	(33.1)	(1,538,913)	(216,751)	(28.1)
General and administrative	(165,150)	(9.3)	(194,039)	(5.9)	(214,856)	(30,262)	(3.9)
Research and development	(143,733)	(8.1)	(216,694)	(6.6)	(296,317)	(41,735)	(5.4)
Total operating cost and expenses	(1,348,534)	(75.8)	(2,089,395)	(63.9)	(4,134,403)	(582,318)	(75.5)
Income from operations	431,956	24.2	1,182,019	36.1	1,332,470	187,675	24.5
Gain from de-recognition of liabilities	138,043	7.8	117,021	3.6	280,231	39,469	5.1
Loss from disposal of subsidiaries	—	—	—	—	(2,012)	(283)	—
Impairment of long-term investment	—	—	(15,078)	(0.5)	(91,236)	(12,850)	(1.7)
Interest (expense) income, net	(1,117)	(0.1)	281	0.0	12,895	1,816	0.2
Other income, net	16,952	1.0	43,447	1.3	14,834	2,089	0.3
Income before income taxes and share of gain (loss) from equity method investments	585,834	32.9	1,327,690	40.6	1,547,182	217,916	28.4
Income tax expense	(125,724)	(7.1)	(155,398)	(4.8)	(247,616)	(34,876)	(4.5)
Share of gain (loss) from equity method investments	7,651	0.4	7,940	0.2	(1,990)	(280)	—
Net income	467,761	26.2	1,180,232	36.1	1,297,576	182,760	23.9

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Net revenue. Our and the VIE Group’s net revenue increased from RMB3,271.4 million in 2022 to RMB5,466.9 million (US$770.0 million) in 2023.

Revenue from loan facilitation services increased from RMB2,881.7 million in 2022 to RMB3,489.2 million (US$491.4 million) in 2023, primarily attributed to the increase in the facilitation volume from RMB55.5 billion to RMB88.1 billion (US$12.4 million), partially offset by the decline in service fee rate charged.

Revenue from the releasing of guarantee liabilities from RMB47.1 million in 2022 to RMB1,393.1 million (US$196.2 million) in 2023, primarily attributed to the growth of RMB30.7 billion (US$4.3 billion) in facilitation volume of loan for which we provided guarantee services.

Revenue from other revenue increased from RMB342.5 million in 2022 to RMB 584.6 million (US$82.3 million) in 2023, primarily attributed by the increase in interest income of RMB52.4 million (US$7.4 million) generated from loans originated in oversea business and increased referral fee generated from borrower referral of RMB116.8 million (US$16.5 million).

Operating costs and expenses. Our and the VIE Group’s total operating costs and expenses increased from RMB2,089.4 million in 2022 to RMB4,134.4 million (US$582.3 million) in 2023, primarily due to increased loan facilitation volume and expenses related to financial guarantee services.

•
Facilitation and servicing expenses. Our and the VIE Group’s facilitation and servicing expenses increased from RMB565.2 million 2022 to RMB2,011.6 million (US$283.3 million) in 2023, primarily due to increased loan facilitation volume and expenses related to financial guarantee services.
•
Allowance for uncollectible receivables, contract assets, loans receivable and others. Our and the VIE Group’s allowance for uncollectible receivables, contract assets, loans receivable and others increased from RMB32.1 million in 2022 to RMB72.8 million (US$10.3 million) in 2023, primarily due to the increased loan allowance recorded for loans receivable of RMB40.8 million (US$5.7 million), accounts receivable and contract assets of RMB15.4 million (US$2.2 million), and financial assets receivables of RMB7.2 million (US$1.0 million) in line with the increasing relevant accounts balances.
•
Sales and marketing expenses. Our and the VIE Group’s sales and marketing expenses increased from RMB1,081.4 million in 2022 to RMB1,538.9 million (US$216.8 million) in 2023, primarily due to an increase in borrower acquisition expenses.
•
General and administrative expenses. Our and the VIE Group’s general and administrative expenses increased from RMB194.0 million in 2022 to RMB214.9 million (US$30.3 million) in 2023, primarily driven by increases in employee costs.
•
Research and development expenses. Our and the VIE Group’s research and development expenses increased from RMB216.7 million in 2022 to RMB296.3 million (US$41.7 million) in 2023, primarily due to higher employee compensation and benefit expenses as well as increased professional service fees.

Interest (expense) income, net. We and the VIE Group recognized interest income of RMB0.3 million in 2022 and RMB12.9 million (US$1.8 million) in 2023, respectively.

Other income, net. Our and the VIE Group’s other income decreased from RMB43.4 million in 2022 to RMB14.8 million (US$2.1 million) in 2023.

Income before income taxes and share of gain (loss) from equity method investments. As a result of foregoing, we and the VIE Group recognized income before income taxes and share of gain (loss) from equity method investments of RMB1,327.7 million and RMB1,547.2 million (US$217.9 million) in 2022 and 2023, respectively.

Income tax expense. We and the VIE Group recognized tax expenses of RMB155.4 million in 2022 and RMB247.6 million (US$34.9 million) in 2023, as a result of operating gains in such period.

Net income. As a result of foregoing, we and the VIE Group recorded net income of RMB1,180.2 million and RMB1,297.6 million (US$182.8 million) in 2022 and 2023, respectively.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

As of the date of this annual report, inflation in China has not materially impacted our and the VIE Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and decrease of 0.3%, respectively. Although we and the VIE Group have not been materially affected by inflation in the past, we and the VIE Group can provide no assurance that we and the VIE Group will not be affected by higher rates of inflation in China in the future.

B.
Liquidity and Capital Resource

Our and the VIE Group’s primary source of liquidity has been cash provided by operating activities, and funds provided by our and the VIE Group’s shareholders, including through capital contributions and loans from related parties, which has historically been sufficient to meet our and the VIE Group’s working capital and substantially all of our and the VIE Group’s capital expenditure requirements. As of December 31, 2021, 2022 and 2023, we and the VIE Group had RMB182.6 million, RMB291.0 million and RMB370.2 million (US$52.1 million), respectively, in cash and cash equivalents. In May 2019, we completed our initial public offering in which we issued and sold an aggregate of 4,025,000 ADSs, representing 16,100,000 class A ordinary shares, resulting in net proceeds to us of approximately US$35.0 million. Our and the VIE Group’s cash and cash equivalents primarily consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. We and the VIE Group believe that our and the VIE Group’s current cash and cash equivalents and our and the VIE Group’s anticipated cash flows from operations will be sufficient to meet our and the VIE Group’s anticipated working capital requirements and capital expenditures for the next 12 months. We and the VIE Group may, however, need additional capital in the future to fund our and the VIE Group’s continued operations. If we and the VIE Group determine that our and the VIE Group’s cash requirements exceed the amount of cash and cash equivalents we and the VIE Group have on hand at the time, we and the VIE Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our and the VIE Group’s shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our and the VIE Group’s operations. We and the VIE Group cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of the VIE Group, we only have access to cash balances or future earnings of the VIE Group through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to the VIE Group only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.”

The following table sets forth a summary of our and the VIE Group’s cash flows for the period presented:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	184,540	133,592	389,588	54,873
Net cash used in investing activities	(126,222)	(22,949)	(105,850)	(14,909)
Net cash provided by (used in) financing activities	9,938	(12,566)	(193,481)	(27,252)
Cash, cash equivalents and restricted cash at beginning of year	119,320	184,567	293,041	41,274
Cash, cash equivalents and restricted cash at end of year	184,567	293,041	372,628	52,484

Operating Activities

Net cash provided by operating activities was RMB389.6 million (US$54.9 million) in 2023, primarily due to net income of RMB1,297.6 million (US$182.8 million), mainly adjusted for gain from de-recognition of liabilities of RMB280.2 million (US$39.5 million), impairment of long-term investments of RMB91.2 million (US$12.9 million), allowance for uncollectible receivables, contract assets, loans receivable and others of RMB72.8 million (US$10.2 million), share-based compensation of RMB54.4 million (US$7.7 million), non-cash lease expenses of RMB21.0 million(US$3.0 million), depreciation and amortization of RMB9.5 million (US$1.3 million), and changes in working capital. Changes in working capital were primarily due to (i) an increase in accounts receivable and contract assets of RMB497.5 million (US$70.1 million) in connection with uncollected service fees, which was in line with the increasing facilitation volume, (ii) an increase in prepaid expenses and other current assets of RMB1,890.4 million (US$266.3 million) due to the back-to-back guarantee arrangements, and (iii) an increase in financial assets receivable of RMB917.8 million (US$129.3 million), partially offset by (i) an increase in deferred guarantee income of RMB821.6 million (US$115.7 million), (ii) an increase in contingent guarantee liabilities of RMB933.9 million (US$131.5 million) as we and the VIE group began to provide primary guarantee to certain loans facilitated since late 2022, (iii) an increase in accrued expenses and other current liabilities of RMB445.0 million (US$62.7 million), and (iv) an increase in tax payable of RMB219.3 million (US$30.9 million).

Net cash provided by operating activities was RMB133.6 million in 2022, primarily due to net income of RMB1,180.2 million, mainly adjusted for gain from de-recognition of other payable associated with disposal of Shanghai Caiyin of RMB117.0 million, allowance for uncollectible receivables, contract assets, loans receivable and others of RMB32.1 million, share-based compensation of RMB42.5 million, depreciation and amortization of RMB10.0 million, and changes in working capital. Changes in working capital were primarily due to (i) an increase in accounts receivable and contract assets of RMB1,232.3 million in connection with uncollected service fees, (ii) an increase in prepaid expenses and other current assets of RMB456.2 million (iii) an increase in financial assets receivable of RMB292.3 million, partially offset by (i) an increase in accrued expenses and other current liabilities of RMB444.1 million, and (ii) an increase in deferred guarantee income of RMB276.5 million, and an increase in tax payable of RMB223.8 million.

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

Investing Activities

Net cash used in investing activities was RMB105.9 million (US$14.9 million) in 2023, primarily due to acquisition of long-term investments of RMB77.5 million (US$10.9 million), disposal of subsidiaries, net of cash disposed of RMB68.7 million (US$9.7 million), partially offset by net collection loans receivable of RMB53.8 million (US$7.6 million), and loan repayments from related parties of RMB31.2 million (US$4.4 million).

Net cash used in investing activities was RMB22.9 million in 2022, primarily due to loans to related parties of RMB56.4 million and purchase of property, equipment and software of RMB17.5 million, partially offset by loan repayments from related parties of RMB50.9 million.

Net cash used in investing activities was RMB126.2 million in 2021, primarily due to loan to related parties of RMB203.1 million and acquisition of a subsidiary of RMB95 million, partially offset by loan repayments from related parties of RMB190.7 million.

Financing Activities

Net cash used in financing activities was RMB193.5 million (US$27.3 million) in 2023, primarily due to dividend distributed to shareholders of RMB156.7 million (US$22.1 million) and repurchase of ordinary shares of RMB38.1 million (US$5.4 million).

Net cash used in financing activities was RMB12.6 million in 2022, primarily due to repurchase of ordinary shares of RMB14.8 million.

Net cash provided by financing activities was RMB9.9 million in 2021, primarily due to proceeds from exercise of options of RMB7.4 million.

Material Cash Requirements

Our and the VIE Group’s material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our and the VIE Group’s payment of employee’s payroll and welfare expenses, taxes and other various selling, general and administrative expenses to support our daily business operations, capital expenditures and operating lease obligations.

Our and the VIE Group’s operating lease obligations consist of the commitments under the lease agreements for our and the VIE Group’s office premises. Our and the VIE Group’s leasing expense was RMB17.9 million, RMB29.2 million and RMB25.1 million (US$3.5 million) in 2021, 2022 and 2023, respectively. The majority of our and the VIE Group’s operating lease commitments are related to our and the VIE Group’s office lease agreements in China.

Other than those discussed above, we and the VIE Group did not have any significant capital and other commitments, long-term obligations as of December 31, 2023.

Capital Expenditures

We and the VIE Group made capital expenditures of RMB2.8 million, RMB17.5 million and RMB31.5 million (US$4.4 million) in 2021, 2022 and 2023, respectively. In these periods, our and the VIE Group’s capital expenditures were mainly used for purchase of equipment, including servers, computers and other office equipment, and office renovation. We and the VIE Group will continue to make capital expenditures to meet the expected growth of our and the VIE Group’s business.

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

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Allowance for credit losses

We recognize an allowance for our financial assets, mainly accounts receivable and contract assets, financial assets receivable, receivables from the third-party asset management company and amount due from related parties based on estimate of the expected credit losses over the contractual term of these financial assets.

Allowances for the above-mentioned financial assets are driven by estimated default rate of respective counterparties. With the assistant of a third-party valuation firm, we estimate the default rate based on loss rate with forward looking factors. External factors, such as CPI and GDP are also applied based on regular review and updated on a timely basis once we become aware of any new patterns. Estimates can vary over time due to changes in the factors noted above and management’s judgments regarding these factors; further, exposures can be difficult to estimate, particularly in situations in which the Company has limited experience or transparency with certain counterparties. Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

As of December 31, 2023, allowance for accounts receivable and contract assets is RMB18.0 million (US$2.5 million) and financial assets receivable is RMB7.2 million (US$1.0 million). If change in various factors constituting the estimate of loss rate result in 5 percentage point increase/decrease in the overall estimate loss rate, it would result in an increase/decrease of RMB1.4 million (US$0.2 million) and RMB 0.4 million (US$0.1 million) for allowance for accounts receivable and contract assets and financial assets receivable, respectively.

Guarantee liabilities

We provide guarantee services directly or cooperating with third-party financing guarantee companies for certain loans we facilitated. We recognize a stand-ready guarantee liability at fair value at inception of guarantee, which typically approximates the guarantee premium we charge. We also separately record a contingent guarantee liability based on estimate of future payout by us upon borrowers’ default, which is ultimately determined by the estimated default rate of underlying loans subject to guarantee. We estimate the borrower’s default rate based on historical default rate of loans grouped by vintage of facilitation and adjusted by our current risk and business strategies which we believe it could have potential impacts into the future periods, if any. The contingent guarantee is revalued at each period end to reflect updated estimation for future pay-out. There are significant judgments and estimations by management in determining the estimated default rate with the underlying assumptions, which led to judgment and subjectivity.

As of December 31, 2023, outstanding balance for contingent guarantee liabilities is RMB933.9 million (US$131.5 million). If change in various factors constituting the estimate of default rate result in 5 percentage point increase/decrease in the overall estimate default rate, it would result in an increase/decrease of RMB46.7 million (US$6.6 million) for contingent guarantee liability.

F.
Off-balance Sheet Arrangements

We and the VIE Group provide commitment to compensate the institutional funding partners or third party guarantee companies for certain off-balance sheet loans funded by our and the VIE Group’ s institutional funding partners, see “Notes to Consolidated Financial Statements—Note 2. Summary of significant accounting policies—Guarantee arrangement.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dinggui Yan	55	Founder, director and chief executive officer
Yi Feng	47	Chief technology officer
Chunlin Fan	48	Chief financial officer
Yifang Xu	46	Director and chief risk officer
Libin Wang	37	Director and vice president of finance
Yuhchang Hwang	69	Independent Director
Meng Rui	56	Independent Director

Mr. Dinggui Yan is our founder, and has served as our director since 2015, and as our chief executive officer since 2016. He has also been the chief executive officer of Shanghai Wuxingjia since 2014, and the chairman and general manager of Jiayin Technology since 2011. Prior to founding our company, Mr. Yan served as the general manager of Beijing Tianrongxin Network Safety Technology Co., Ltd. in the region of Zhejiang from 2007 to 2010. From 2000 to 2006, Mr. Yan served as the general manager of Shanghai Tongtian Information Technology Co., Ltd. Mr. Yan received a doctorate degree from University of Geneva in 2023, a master’s degree from China Europe International Business School in 2016, and a bachelor’s degree from Xidian University in 1990.

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

B.
Compensation

In 2023, we paid an aggregate of RMB8.5 million (US$1.2 million) in cash and benefits to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries, the consolidated VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

2016 Share Incentive Plan

In September 2016, Jiayin Technology adopted the 2016 Share Incentive Plan, which allowed Jiayin Technology to grant share-based awards of such company to our founders, employees and officers. The total number of outstanding shares of Jiayin Technology is 50,000,000 and the maximum number of shares that may be issued pursuant to all awards under the 2016 plan is 13,500,000 shares of Jiayin Technology. In September 2016 and October 2018, 13,321,500 and 2,851,600 share options to purchase the respective number of shares of Jiayin Technology were granted to certain of our employees and officers, among which 4,848,900 options were subsequently canceled, at exercise prices of RMB3.5 per share, which have vesting periods of 4.5 years. All 13,500,000 shares of Jiayin Technology underlying the 2016 Share Incentive Plan is held by Jinmushuihuotu Investment, and upon the exercise of the share options, our employees and officers become a limited partner of Jinmushuihuotu Investment, which allows such grantees to enjoy beneficial ownership in Jiayin Technology representing the respective awards granted. As of the date of this annual report, the sole general partner of Jinmushuihuotu Investment is Jinmushuihuotu Marketing, which is controlled by Mr. Dinggui Yan. All outstanding options granted under the 2016 Share Incentive Plan have been canceled or replaced with options granted under the 2019 Share Incentive Plan. The 2016 Share Incentive Plan has been terminated when all options granted hereunder were canceled.

2019 Share Incentive Plan

In February 2019, we adopted our 2019 Share Incentive Plan, which permits the grant of options to purchase our ordinary shares. The 2019 Share Incentive Plan was adopted to replace our 2016 Share Incentive Plan. All outstanding options granted under the 2016 Share Incentive Plan have been canceled or replaced with options granted under the 2019 Share Incentive Plan. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2019 Share Incentive Plan is 54,000,000 initially. In connection with the adoption of 2019 Plan, we cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. As of December 31, 2023, we had granted options to purchase an aggregate of 230,400 Class A ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and RSUs to receive an aggregate of nil Class A ordinary shares (excluding RSUs that were forfeited, cancelled, or vested after the relevant grant date), pursuant to the 2019 Share Incentive Plan.

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

RSUs. The following table summarizes the outstanding RSUs which are legally granted to our directors and executive officers under the 2019 Share Incentive Plan.

Name	Position	Ordinary Shares Underlying RSUs Legally Grant	Legally Grant Date
Yifang Xu	Director and chief risk officer	7,600,000	September 5, 2022
Libin Wang	Director and vice president of finance	3,360,000	October 25, 2022
Yi Feng	Chief technology officer	3,200,000	September 5, 2022
Chunlin Fan	Chief financial officer	2,400,000	April 19, 2023
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

Board Diversity Matrix (As of March 31, 2024)
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	NA	NA
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	NA
LGBTQ+	NA
Did Not Disclose Demographic Background	NA

D.
Employees

We and the VIE Group had 706, 796 and 925 employees as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, 885 of our and the VIE Group’s employees were located in Shanghai, 18 in Beijing, 4 in certain other city in China, 16 in Nigeria, and 2 in Singapore. The following table sets forth the breakdown of our and the VIE Group’s employees as of December 31, 2023 by function:

Functions	Number of Employees
Facilitation and servicing department	126
General and administrative department	179
Sales and marketing department	218
Research and development department	402
Total	925

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

E.
Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•
each of our directors and executive officers;
•
each person known to us to beneficially own more than 5% of our ordinary shares.

Our total number of ordinary shares outstanding as of March 31, 2024 was 212,129,944, which includes 54,000,000 ordinary shares held by Dream Glory. L.P. as an entrusted shareholder of shares issued in view of our 2019 Share Incentive Plan, of which 22,454,240 are shares underlying the options and 30,320,000 are underlying the RSUs entitled under our 2019 Share Incentive Plan and the remaining 1,225,760 are reserved for future issuance. Dream Glory L.P. will not vote such ordinary shares it held at general meetings of our company.

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 212,129,944 ordinary shares (being the sum of 104,129,944 Class A ordinary shares (excluding the 3,970,056 Class A ordinary shares in the form of ADSs the issuer repurchased under its share repurchase program and held as treasury shares) and 108,000,000 Class B ordinary shares) of the issuer as of March 31, 2024.

	Ordinary Shares Beneficially Owned as of March 31, 2024
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary share on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Dinggui Yan(1)	1,360,000	108,000,000	51.6	91.3
Yifang Xu(2)	4,454,776	—	2.1	0.0
Libin Wang	*	—	*	*
Chunlin Fan	*	—	*	*
Yi Feng	*	—	*	*
Yuhchang Hwang	—	—	—	—
Meng Rui	—	—	—	—
Directors and Executive Officers as a Group	7,816,928	108,000,000	54.2	91.3
Principal Shareholders:
New Dream Capital Holdings Limited(1)	1,360,000	108,000,000	51.2	91.2
Sunshinewoods Holdings Limited(3)	23,446,492	—	11.1	2.0
Dream Glory L.P.(4)	30,664,256	—	14.5	—

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
(2)
Represents the Class A ordinary shares held directly by Ms. Yifang Xu, including 4,454,776 Class A ordinary shares which were vested from RSUs. With respect to such 4,454,776 Class A ordinary shares, Ms. Yifang Xu has given an irrevocable proxy to vote such ordinary shares to the plan administrator of our 2019 Share Incentive Plan, and as a result, such ordinary shares are excluded from the voting power of Ms. Yifang Xu. The business address of Ms. Yifang Xu is 18th Floor, Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200122, People’s Republic of China.
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
(4)
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

As of March 31, 2024, a total of 13,687,485 ADSs, representing 54,749,940 Class A ordinary shares, were held by holders of record in the United States, representing approximately 25.8% of our total outstanding shares. None of our outstanding Class B ordinary shares were held by holders of record in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Transactions with Jiayin Zhuoyue

We and the VIE group engaged Shanghai Jiayin Zhuoyue Enterprise Management Co., Ltd. (“Jiayin Zhuoyue”, formerly known as “Shanghai Jiayin Zhuoyue Wealth Management Co., Ltd.”) to refer investors to us and engaged Jiayin (Shanghai) Information Service Co., Ltd. (“Jiayin (Shanghai))”, formerly known as “Jiayin (Shanghai) Finance Information Service Co., Ltd.” refer borrowers to us. We and the VIE group paid Jiayin Zhuoyue and Jiayin (Shanghai) referral service fees. Jiayin Zhuoyue is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

We and the VIE group incurred RMB77.0 million, RMB122.9 million and RMB115.5 million (US$16.3 million) of referral service fees to Jiayin Zhuoyue in 2021, 2022 and 2023, respectively.

Amounts due to Jiayin Zhuoyue was RMB4.5 million, RMB0.4 million and RMB11.3 million (US$1.6 million) as of December 31, 2021, 2022, and 2023, respectively.

Transactions with Shanghai Jiayin

Shanghai Jiayin is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

In 2022, the VIE group provided interest free loans to Shanghai Jiayin with a total amount of RMB35.0 million. As of December 31, 2022, the loan has been collected.

In 2022, we and the VIE group rented certain space for annual rental and related fees was of RMB12.5 million. In 2023, we and the VIE group continued to rent such space for annual rental and other related fees of and RMB2.5 million (US$0.4 million). As of December 31, 2023, the outstanding balance of the service fees payable has been paid.

Transactions with Aguila Information, S.A.P.I. de C.V. (“Aguila Information”)

We are engaged by Aguila Information to provide business and operational support services. On January 5, 2021, Aguila Information was deconsolidated by us and deemed as our related party. (See note 6 to the consolidated financial statements on page F-29 for further details.)

We charged RMB34.6 million, RMB6.6 million and nil from Aguila Information for the service fees provided in 2021, 2022 and 2023, respectively. As of December 31, 2021, the outstanding balance of the service fees receivable was RMB32.6 million, and the accrued credit losses were RMB16.1 million based on subsequent collection analysis. As of December 31, 2022, the outstanding balance of the service fees receivable was RMB13.5 million, which was fully accrued of credit losses.

In 2022, we provided interest free loans to Aguila Information with a total amount of RMB4.2 million. As of December 31, 2022, the loan has been collected.

Transactions with GAYANG (HongKong) Co., Limited(“GAYANG”)

GAYANG is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. In July and August 2021, we provided loans to GAYANG for its daily operation free of interest with principal of RMB20.7 million, of which RMB11.5 million was collected in September 2021 and RMB9.2 million was collected in July 2022. In October and November 2021, we entered into a loan contract with GAYANG, pursuant to which we provided a total amount of RMB10.6 million to GAYANG for an annual interest rate of 8%, with the term of 360 days. We accrued RMB171,111 and RMB637,976 of interest in 2021 and 2022 respectively. In July 2022, we collected RMB1.4 million of the loan. In November 2022, we provided an interest bearing loan to GAYANG for its daily operation with principal of RMB17.2 million (US$2.4 million) and fixed interest rate of 8% after a three-months free of interest duration. As of

December 31, 2022, the loans have an outstanding balance of RMB27.2 million, among which, RMB10.0 million was accrued of credit losses. In February 2023, the outstanding balance of RMB17.2 million has been collected.

Transactions with Keen Best

In 2020, we, through our subsidiary, Geerong (HK) and another independent purchaser entered into a share purchase agreement with China Smartpay Group Holdings Limited (“China Smartpay”), to acquire 35 ordinary shares of Keen Best Investment Limited (“Keen Best”), representing 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay for an amount of RMB92.0 million.

For the years ended December 31, 2021, 2022 and 2023, we recognized the Group’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB0.8 million, RMB1.2 million and RMB2.0 million (US$0.3 million), respectively. In 2023, the VIE group provided non-interest bearing loans to Keen Best with a total amount of RMB13.9 million (US$2.0 million). Keen Best is one of our affiliate enterprises. The loan has been fully repaid as of December 31, 2023.

As of December 31, 2023, we were no longer able to exert significant influence over Keen Best. Considering the business forecast of the investee, we fully impaired this investment in 2023.

Contractual Arrangements with Jiayin Technology and Its Shareholders

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

Dividend Policy

In March 2018, Jiayin Technology paid a cash dividend of RMB400 million to its shareholders. Jiayin Group Inc. has not previously declared or paid cash dividends on our Class A ordinary shares.

On March 28, 2023, our Board approved and adopted a dividend policy, under which the Company may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year on a consolidated basis. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of the Board based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as the Board may deem relevant. On July 10, 2023, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS. ("July 2023 Dividend") The aggregate amount of cash distributed for the July 2023 Dividend was approximately US$21.5 million. On January 8, 2024, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS. ("January 2024 Dividend"). The aggregate amount of cash distributed for the January 2024 Dividend was US$21.2 million. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.

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

For purposes of the discussion below, a “United States Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes:

•
an individual who is a citizen or resident of the United States;
•
a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•
an estate, the income of which is subject to United States federal income taxation regardless of its source; or
•
a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons (as defined in the Code) have the authority to control all of its substantial decisions or (ii) a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

The discussion below assumes that the representations contained in the deposit agreement and any related agreement are true and that the obligations in such agreements will be complied with in accordance with their terms.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2023. We do not believe we were a PFIC for our taxable years ended December 31, 2022, December 31, 2021, December 31, 2020, or December 31, 2019.

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

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2023 (but not for our taxable years ended December 31, 2022 or for prior taxable years)) during your holding period for our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC and you make a “deemed sale” election with respect to such ADSs or Class A ordinary shares. If such election is made, you will be deemed to have sold such ADSs or Class A ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from a sale or other taxable disposition of our ADSs or Class A ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to you.

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2023 (but not for our taxable years ended December 31, 2022 or for prior taxable years)) during which your holding period for our ADSs or Class A ordinary shares, then, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of our ADSs or Class A ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these rules:

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

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2023 (but not for our taxable years ended December 31, 2022 or for prior taxable years)) during your holding period for our ADSs or Class A ordinary shares and any of our non-United States subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

If we are a PFIC for any taxable year during your holding period for our ADSs or Class A ordinary shares, then in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or Class A ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or Class A ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq, which is a qualified exchange for these purposes.

Consequently, as long as our ADSs remain listed on the Nasdaq and are regularly traded, and you are a United States Holder of such ADSs, we expect that the mark-to-market election would be available to you for each taxable year for which we are a PFIC (including our taxable year ended December 31, 2023), but no assurances are given in this regard.

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

In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the PFIC’s income on a current basis. However, if we were a PFIC (as we believe we were for our taxable year ended December 31, 2023 (but not for our taxable years ended December 31, 2022 or for prior taxable years)), you would be able to make a qualified electing fund election with respect to our ADSs or Class A ordinary shares only if we agreed to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds our ADSs or Class A ordinary shares in any taxable year in which we are a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require.

You are strongly encouraged to consult your tax advisors regarding the application of the PFIC rules to an investment in our ADSs or Class A ordinary shares and the availability, application and consequences of the elections discussed above.

ADSs

If you own our ADSs, then you generally should be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally are not expected to be subject to United States federal income tax.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. As discussed above under “––Passive Foreign Investment Company,” we believe that we were a PFIC for our taxable year ended December 31, 2023.

Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares (such as our ADSs), are considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as our ADSs are (but not our ordinary shares). Based on existing guidance, it is unclear whether the Class A ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only our ADSs, and not the underlying Class A ordinary shares, are listed on a securities market in the United States. We believe, but we cannot assure you, that dividends we pay, if any, on the Class A ordinary shares that are represented by our ADSs, but not on the ordinary shares that are not so represented, will, subject to applicable limitations, be eligible for the reduced rates of taxation. In addition, if we are treated as a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Tax Considerations”), then we may be eligible for the benefits of the income tax treaty between the United States and the PRC. If we are eligible for such benefits, then dividends that we pay on our Class A ordinary shares, regardless of whether such shares are represented by our ADSs, would be eligible for the reduced rates of taxation, subject to applicable limitations (including ineligibility for reduced rates as a result of our being a PFIC for the taxable year in which the dividend is paid or the preceding taxable year).

Even if dividends would be treated as paid by a qualified foreign corporation, a non-corporate United States Holder will not be eligible for reduced rates of taxation if it does not hold our ADSs or Class A ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (disregarding certain periods of ownership while the United States Holder’s risk of loss is diminished) or if such United States Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate United States Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

You should consult your tax advisors regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to our ADSs or Class A ordinary shares, as well as the effect of any change in applicable law after the date of this annual report.

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes imposed on dividends paid to you with respect to our ADSs or Class A ordinary shares (at a rate not exceeding the applicable rate provided in the United States–PRC income tax treaty in the case of a United States Holder that is eligible for the benefits of such treaty) generally will be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally (including that the election to deduct or credit foreign taxes applies to all of your other applicable foreign taxes for a particular tax year). For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to our ADSs or Class A ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of our ADSs or Class A Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in our ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held our ADSs or Class A ordinary shares for more than one year currently may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

Any gain or loss that you recognize on a disposition of our ADSs or Class A ordinary shares generally will be treated as United States-source income or loss for foreign tax credit limitation purposes. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on gain from the disposition of our ADSs or Class A ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Tax Considerations”), then a United States Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC-source income for foreign tax credit purposes, subject to certain limitations. If such an election is made, the gain so treated will be treated as a separate class or “basket” of income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss, as well as the availability of a foreign tax credit, in your particular circumstances.

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

J. Annual Report to Security Holders

Not applicable.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. From August 11, 2015 until the end of 2016, the Renminbi depreciated against the U.S. dollar by approximately 10%. During 2020, the Renminbi appreciated approximately by 6% against the U.S. dollar. During 2021, the Renminbi appreciated approximately by 2% against the U.S. dollar. During 2022, the Renminbi depreciated approximately by 8% against the U.S. dollar. In later 2023, the Renminbi appreciated approximately by 3% against the U.S. dollar and gradually depreciated approximately 2% against the U.S. dollar in early 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

For the period from May 9, 2019, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2023, we fully used our net proceeds from our initial public offering for strategic acquisitions and investment as well as the development of our overseas business.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In preparing our consolidated financial statements for the fiscal years ended December 31, 2022, we identified two material weaknesses. The material weaknesses identified related to a) Our lack of sufficient accounting staff with U.S GAAP knowledge and SEC reporting experience related to the accounting and reporting of complex transactions; and b) Our lack of formal risk assessment process and internal control framework over financial reporting.

To remediate our identified material weaknesses and improve our internal control over financial reporting, we have implemented a number of measures to address the material weaknesses. These measures including the follows:

• We hired senior staffs who are experienced with U.S. GAAP and SEC financial reporting requirements to strengthen the financial reporting function;

• We provided internal training programs to our current accounting team on U.S. GAAP knowledge and completed a systematic accounting manual for U.S. GAAP and financial closing process;

• We enhanced internal control department with experienced personnel;

• We set up a formal risk assessment process with the assistance from a third party consultation firm and formulated internal controls over financial SEC reporting requirements.

By implementing the remediation efforts above, our management concluded the material weaknesses have been fully remediated as of December 31, 2023.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and Marcum Asia CPAs LLP, our principal external auditors, for the periods indicated. Marcum Asia CPAs LLP served as our independent auditor in 2022 and Deloitte Touche Certified Public Accountants LLP served as our independent auditor since 2023.

	2022	2023
	(US$’000)	(US$’000)
Audit Fee		1,022
Auditor-related Fee (1)	—	278
Predecessor auditor	830	230

(1) “Audit related fees” represents the aggregate fees billed for assurance and related services by our principal auditors that are not reported as audit fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and its affiliates.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 13, 2022, our board of directors authorized a share repurchase plan under which we may repurchase our ordinary shares with an aggregate value of US$10 million during the 12-month period beginning on June 13, 2022. The share repurchase plan was publicly announced on June 16, 2022. On June 7, 2023, our board of directors approved to extend the share repurchase plan for a period of 12-months period beginning on June 13, 2023 and ending on June 12, 2024. Pursuant to the extended share repurchase plan, we may repurchase our ordinary shares through June 12, 2024 with an aggregate value not exceeding the remaining balance under share repurchase plan. In March 2024, our board of directors approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan shall not exceed US$30 million. As of March 31, 2024, we had repurchased approximately 2.8 million of our ADSs for approximately US$10.6 million under this share repurchase plan.

The following table summarizes the shares repurchase activity for the periods indicated.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased under the Plan
June 2022	225,301	US$2.1	225,301	US$29.5million
September 2022	683,738	US$2.4	683,738	US$27.9million
December 2022	589,553	US$2.3	589,553	US$26.5million
June 2023	339,948	US$6.1	339,948	US$24.4million
September 2023	400,092	US$4.8	400,092	US$22.5million
December 2023	592,422	US$5.1	592,422	US$19.4million
Total	2,831,054	US$3.7	2,831,054

There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 20, 2023(the “Dismissal Date”), our audit committee resolved to approve the dismissal of Marcum Asia and the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as the Company’s independent registered public accounting firm.

Marcum Asia CPAs LLP or Marcum Asia, has served as our independent registered public accounting firm since 2021, and the reports of Marcum Asia of our consolidated financial statements have contained no adverse opinion or disclaimer of opinion and were not qualified as to uncertainty, audit scope or accounting principle. During each of the years ended December 31, 2021 and 2022, and in the subsequent interim period through the Dismissal Date, there has been no (i) disagreements as defined in Item 16F(a)(1)(iv) of

Form 20-F between us and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Marcum Asia would have caused them to make reference to the disagreements in their audit reports, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F other than the material weaknesses identified as of December 31, 2021 and 2022, respectively, as reported in the Company’s 2021 and 2022 annual reports on Form 20-F filed with the U.S. Securities and Exchange of Commission (the “SEC”) on April 29, 2022 and April 28, 2023, respectively.

During our fiscal years ended December 31, 2021 and 2022 and until the engagement of Deloitte, neither we nor anyone on our behalf has consulted with Deloitte on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to the us by Deloitte which Deloitte concluded as an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure the effectiveness of cybersecurity management, strategy, governance, and reporting of cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host, and application security, and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception, and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program, and regular cybersecurity awareness training for employees. We annually engage third-party companies to conduct security testing on important information systems and customer-facing applications. Our cybersecurity department regularly monitors the performance of our mobile applications, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Under our board’s supervision, the Chief Technology Officer is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The Chief Technology Officer shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. Our Chief Technology Officer has over 17 years of experience as a technology leader in internet and financial services sectors. He is specialized in securing and ensuring compliance of complex technology environments across well-known enterprises. In addition, at the management level, we have established a risk management committee, which consists of nine executives and is chaired by our Chief Risk Officer to oversee and manage cybersecurity related matters and formulate policies as necessary. The chairman and members of the risk management committee have rich working experience in banks and prominent internet companies, bringing valuable expertise in dealing with confidentiality-related cybersecurity issues. Our risk management committee members report to the chairman on a monthly basis regarding its assessment, identification, and management on material risks from cybersecurity threats that occur in the ordinary course of our business operations. If a cybersecurity incident occurs, our risk management committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our risk management committee will promptly report the investigation and assessment results to our Chief Risk Officer within 24 hours and our Chief Risk Officer will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our risk management committee shall promptly prepare disclosure material for review and approval by our Chief Risk Officer before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

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

4.18*	Share Acquisition Framework Agreement among Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. And Shanghai Jiayin Finance Technology Co., Ltd. Dated April 4, 2023 (English Translation)

8.1*	Principal subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant

Exhibit Number	Description of Document

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of King & Wood Mallesons

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm

97.1*	Clawback Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Jiayin Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiayin Group Inc. and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows, for the year ended December 31, 2023, and the related notes and financial statement schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audit also comprehended the translation of Renminbi amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(h). Such U.S. dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

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

April 29, 2024

We have served as the Company's auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Jiayin Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jiayin Group Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive income, changes in shareholders’ (deficit) equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 to 2023.

New York, New York
April 28, 2023

JIAYIN GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2022	2023
	RMB	RMB	US$
			(Note 2(h))
ASSETS
Cash and cash equivalents	291,018	370,193	52,141
Restricted cash	2,023	2,435	343
Amounts due from related parties, net (net of allowance for credit losses of RMB23,579 and nil as of December 31, 2022 and 2023, respectively)	17,750	509	72
Accounts receivable and contract assets, net (net of allowance for credit losses of RMB2,539 and RMB17,953 as of December 31, 2022 and 2023, respectively)	1,732,218	2,103,545	296,278
Financial assets receivable, net (net of allowance for credit losses of nil and RMB7,207 as of December 31, 2022 and 2023, respectively)	292,342	991,628	139,668
Prepaid expenses and other current assets, net (net of allowance for credit losses of RMB17,991 and RMB13,205 as of December 31, 2022 and 2023, respectively)	475,981	1,921,547	270,644
Deferred tax assets, net	70,778	61,174	8,616
Property and equipment , net	18,900	40,332	5,681
Right-of-use assets	27,604	49,659	6,994
Long-term investments	90,497	101,481	14,293
Other non-current assets	1,759	2,263	319
TOTAL ASSETS	3,020,870	5,644,766	795,049
LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Company (Note 2(b)):
Deferred guarantee income	276,518	886,862	124,912
Contingent guarantee liabilities	—	933,947	131,544
Payroll and welfare payables	81,558	94,856	13,360
Amounts due to related parties	566	11,325	1,595
Tax payables	632,825	568,819	80,116
Accrued expenses and other current liabilities	572,135	720,538	101,486
Other payable related to the disposal of Shanghai Caiyin	188,300	—	—
Lease liabilities	27,465	47,958	6,755
TOTAL LIABILITIES	1,779,367	3,264,305	459,768
Commitments and Contingencies (Note 17)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.000000005 par value; 2,108,100,000 shares authorized, 108,100,000 shares issued as of December 31, 2022 and December 31, 2023; 105,727,404 and 104,129,944 shares outstanding as of December 31, 2022 and December 31, 2023, respectively)	0	0	0
Class B ordinary shares (US$0.000000005 par value; 116,000,000 shares authorized, 108,000,000 and 108,000,000 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	0	0	0
Treasury stock (2,372,596 and 3,970,056 shares as of December 31, 2022 and December 31, 2023, respectively)	(9,262)	(35,443)	(4,992)
Additional paid-in capital	870,562	901,932	127,034
Retained earnings	384,896	1,525,841	214,910
Accumulated Other Comprehensive Loss	(3,112)	(10,189)	(1,435)
Total Jiayin Group shareholder’s equity	1,243,084	2,382,141	335,517
Non-controlling interests	(1,581)	(1,680)	(236)
TOTAL SHAREHOLDERS’ EQUITY	1,241,503	2,380,461	335,281
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,020,870	5,644,766	795,049

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note 2(h))
Net revenue (including revenue from related parties of RMB34,619, RMB6,567 and nil for 2021, 2022 and 2023, respectively)	1,780,490	3,271,414	5,466,873	769,993
Operating costs and expenses:
Facilitation and servicing	(320,466)	(565,227)	(2,011,553)	(283,321)
Other cost of sales	(15,467)	—	—	—
Sales and marketing	(659,291)	(1,081,382)	(1,538,913)	(216,751)
General and administrative	(165,150)	(194,039)	(214,856)	(30,262)
Research and development	(143,733)	(216,694)	(296,317)	(41,735)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(44,427)	(32,053)	(72,764)	(10,249)
Total operating costs and expenses	(1,348,534)	(2,089,395)	(4,134,403)	(582,318)
Income from operations	431,956	1,182,019	1,332,470	187,675
Gain from de-recognition of liabilities	138,043	117,021	280,231	39,469
Loss from disposal of subsidiaries	—	—	(2,012)	(283)
Impairment of long-term investments	—	(15,078)	(91,236)	(12,850)
Interest (expense) income, net	(1,117)	281	12,895	1,816
Other income, net	16,952	43,447	14,834	2,089
Income before income taxes and share of gain from equity method investments	585,834	1,327,690	1,547,182	217,916
Income tax expense	(125,724)	(155,398)	(247,616)	(34,876)
Share of gain (loss) from equity method investments	7,651	7,940	(1,990)	(280)
Net income	467,761	1,180,232	1,297,576	182,760
Net (loss) income attributable to non-controlling interests	(4,325)	574	(43)	(6)
Net income attributable to Jiayin Group Inc.	472,086	1,179,658	1,297,619	182,766
Net income per share:
- Basic	2.18	5.48	6.06	0.85
- Diluted	2.18	5.48	6.06	0.85
Weighted average shares used in calculating net income per share:
- Basic	216,100,000	215,259,640	213,996,233	213,996,233
- Diluted	216,100,000	215,259,640	213,996,233	213,996,233
Net income	467,761	1,180,232	1,297,576	182,760
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	(5,229)	14,802	(7,133)	(1,005)
Comprehensive income	462,532	1,195,034	1,290,443	181,755
Comprehensive (loss) income attributable to non-controlling interests	(4,417)	534	(99)	(14)
Total comprehensive income attributable to Jiayin Group Inc.	466,949	1,194,500	1,290,542	181,769

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Treasury stock		Additional paid-in capital	(Accumulated deficit) Retained earnings	Accumulated Other Comprehensive Loss	Non-controlling interests	Total shareholder's (deficit) equity
	Number	RMB	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	108,100,000	—	108,000,000	—	—	—	818,042	(1,266,848)	(12,817)	(2,142)	(463,765)
Net income	—	—	—	—	—	—	—	472,086	—	(4,325)	467,761
Share-based compensation	—	—	—	—	—	—	15,186	—	—	—	15,186
Exercise of share options	—	—	—	—	—	—	7,352	—	—	—	7,352
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	5,000	5,000
Deconsolidation of subsidiaries	—	—	—	—	—	—	—	—	—	(556)	(556)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(5,137)	(92)	(5,229)
Balance at December 31, 2021	108,100,000	—	108,000,000	—	—	—	840,580	(794,762)	(17,954)	(2,115)	25,749
Net income	—	—	—	—	—	—	—	1,179,658	—	574	1,180,232
Share-based compensation	—	—	—	—	—	—	42,548	—	—	—	42,548
Exercise of share options	—	—	—	—	237,988	1,008	1,176	—	—	—	2,184
Vest of Restricted Share Units	—	—	—	—	3,383,784	13,742	(13,742)	—	—	—	—
Repurchase of ordinary shares	—	—	—	—	(5,994,368)	(24,012)	—	—	—	—	(24,012)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	14,842	(40)	14,802
Balance at December 31, 2022	108,100,000	—	108,000,000	—	(2,372,596)	(9,262)	870,562	384,896	(3,112)	(1,581)	1,241,503
Net income	—	—	—	—	—	—	—	1,297,619	—	(43)	1,297,576
Dividend to shareholders	—	—	—	—	—	—	—	(156,674)	—	—	(156,674)
Share-based compensation	—	—	—	—	—	—	54,353	—	—	—	54,353
Exercise of share options	—	—	—	—	660,950	4,301	(3,027)	—	—	—	1,274
Vest of Restricted Share Units	—	—	—	—	3,071,438	19,956	(19,956)	—	—	—	—
Repurchase of ordinary shares	—	—	—	—	(5,329,848)	(50,438)	—	—	—	—	(50,438)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(7,077)	(56)	(7,133)
Balance at December 31, 2023	108,100,000	—	108,000,000	—	(3,970,056)	(35,443)	901,932	1,525,841	(10,189)	(1,680)	2,380,461

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note2(h))
Cash flows from operating activities
Net income	467,761	1,180,232	1,297,576	182,760
Adjustments to reconcile net income to net cash flows from operating activities:
Allowance for uncollectible receivables, contract assets, loans receivable and others	44,427	32,053	72,764	10,249
Share-based compensation	15,186	42,548	54,353	7,655
Depreciation and amortization	15,674	9,961	9,461	1,333
Non-cash lease expenses	—	—	21,033	2,962
Loss (Gain) from disposal of property, equipment and software	16	—	(191)	(27)
Share of (gain) loss in equity method investments	(7,651)	(7,940)	1,990	280
Impairment of long-term investments	—	15,078	91,236	12,850
Gain from de-recognition of liabilities	(138,043)	(117,021)	(280,231)	(39,469)
Loss from disposal of subsidiaries	2,363	—	2,012	283
Net loss of a subsidiary which was both acquired and disposed off during the year	1,744	—	—	—

Changes in operating assets and liabilities:
Accounts receivable and contract assets	(344,388)	(1,232,326)	(497,470)	(70,067)
Financial assets receivable	—	(292,342)	(917,775)	(129,266)
Prepaid expenses and other current assets	(15,503)	(456,221)	(1,890,443)	(266,264)
Amounts due from/to related parties	(35,245)	12,437	10,759	1,515
Deferred tax assets	(12,943)	(22,322)	(66)	(9)
Other non-current assets	(1,242)	(516)	(504)	(71)
Right-of-use assets	(30,871)	7,903	—	—
Deferred guarantee income	—	276,518	821,644	115,726
Contingent guarantee liabilities	—	—	933,947	131,544
Payroll and welfare payables	(2,185)	25,502	17,695	2,492
Tax payables	138,296	223,762	219,348	30,895
Accrued expenses and other current liabilities	54,898	444,064	445,045	62,684
Lease liabilities	32,246	(7,778)	(22,595)	(3,182)
Net cash provided by operating activities	184,540	133,592	389,588	54,873
Cash flows from investing activities
Purchase of property, equipment and software	(2,768)	(17,468)	(31,542)	(4,443)
Disposal of property, equipment and software	11	—	840	118
Disposal of subsidiaries, net of cash disposed of RMB16,043, nil and RMB68,747	(16,043)	—	(68,747)	(9,683)
Acquisition of long-term investments	—	—	(77,533)	(10,920)
Acquisition of a subsidiary (including capital contribution of RMB86,487 to the subsidiary which was acquired and disposed off during the year)	(95,000)	—	—	—
Investment in loans receivable, net	—	—	53,803	7,578
Loans to related parties	(203,146)	(56,416)	(13,904)	(1,958)
Repayments from related parties	190,724	50,935	31,233	4,399
Net cash used in investing activities	(126,222)	(22,949)	(105,850)	(14,909)
Cash flows from financing activities
Loans from related parties	15,000	—	—	—
Repayment of loans from related parties	(15,000)	—	—	—
Dividend distributed to shareholders	2,586	—	(156,674)	(22,067)
Repurchase of ordinary shares	—	(14,750)	(38,081)	(5,364)
Proceeds from exercise of options	7,352	2,184	1,274	179
Net cash provided by (used in) financing activities	9,938	(12,566)	(193,481)	(27,252)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(3,009)	10,397	(10,670)	(1,502)
Net change in cash, cash equivalents and restricted cash	65,247	108,474	79,587	11,210
Cash, cash equivalents and restricted cash at beginning of the year	119,320	184,567	293,041	41,274
Cash, cash equivalents and restricted cash at end of the year	184,567	293,041	372,628	52,484

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
				(Note2(h))
Supplemental disclosure of cash flow information:
Income taxes paid, net	6,614	1,900	40,895	5,760
Supplemental disclosure of non-cash investing and financing activities:
Disposal consideration settled by other payable related to the disposal of Shanghai Caiyin (see Note 8)	94,380	—	75,646	10,655
Disposal consideration settled by accounts receivable (see Note 8)	—	—	108,190	15,238
Non-cash right-of-use assets in exchange for new lease liabilities (see Note 14)	47,101	12,655	46,954	6,613
Disposal consideration settled by payables related to the disposal of Fujian Zhuoqun (see Note 8)	—	—	316,224	44,539
Payables for share repurchase (see Note 11)	—	9,262	21,619	3,045
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	182,551	291,018	370,193	52,141
Restricted cash	2,016	2,023	2,435	343
Total cash, cash equivalents and restricted cash	184,567	293,041	372,628	52,484

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

As of December 31, 2023 the Company’s significant subsidiaries and its consolidated VIEs are as follows:

Name	Date of incorporation/ establishment or acquisition	Place of incorporation/ establishment	Percentage of direct or indirect ownership	Principal activities
Subsidiaries
Jiayin Holdings Limited	January 2018	BVI	100%	Investment Holding
Geerong (HK) Limited (formerly known as “Jiayin (HK) Limited”)	January 2018	Hong Kong	100%	Investment Holding
Jiayin Southeast Asia Holdings Limited	February 2018	BVI	100%	Investment Holding
Shanghai Kunjia Technology Co., Ltd. (“Shanghai Kunjia”)*	June 2018	Shanghai	100%	Investment Holding
Geerong Yunke Information Technology Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Geerong Yun (Shanghai) Technology Development Co., Ltd. (formerly known as “Geerong Yun (Shanghai) Enterprise Development Co., Ltd.”)	September 2019	Shanghai	100%	Technology development and consumer finance services
Shanghai Chuangzhen Software Co., Ltd.	April 2020	Shanghai	100%	Technology service
Hainan Yinke Financing Guarantee Co., Ltd.	August 2021	Hainan	100%	Guarantee service

VIEs
Shanghai Jiayin Technology Co., Ltd. ("Jiayin Technology", formerly known as "Shanghai Jiayin Finance Technology Co., Ltd.")	June 2015	Shanghai	*	Technology service
Shanghai Jiajie Internet Information Services Co., Ltd. (formerly known as "Shanghai Jiajie Finance Information Services Co., Ltd.")	July 2019	Shanghai	*	Technology development and consumer finance services
Jiayin Shuke Information Technology Co., Ltd.	January 2021	Shanghai	*	Technology service
Guangxi Chuangzhen Information Technology Co., Ltd.	January 2022	Guangxi	*	Technology service

* Shanghai Kunjia is the primary beneficiary of the VIEs.

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

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(b)
Principles of consolidation - continued

Variable interest entity

The VIE Arrangement with Shanghai Kunjia, the WFOE

In order to comply with the PRC laws and regulations, which place certain restrictions and conditions on foreign ownership of certain areas of businesses, the Group operates relevant business in the Chinese mainland through its VIEs. In June 2018, the Company, through its wholly owned foreign invested subsidiary, Shanghai Kunjia or WFOE, entered into a series of contractual arrangements (“VIE agreements”) with Jiayin Technology and its respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiary, and (2) receive the economic benefits of the VIE and its subsidiary that could be significant to the VIE and its subsidiary.

Despite the lack of technical majority direct voting interest, there exists a parent subsidiary relationship between Shanghai Kunjia and the VIE and its subsidiary through the aforementioned agreements. The following is a summary of the VIE agreements:

The agreements that provide the Company effective control over the VIE and its subsidiary include:

Powers of Attorney:

Pursuant to the Power of Attorney, each of the four shareholders have signed power of attorney with WFOE to irrevocably authorize the board of directors / Executive Directors of WFOE and their successors to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Jiayin Technology including, but not limited to, the right (1) to make and sign the relevant shareholders’ general meeting decision on behalf of the shareholders of Jiayin Technology; (2) in accordance with the law and Jiayin Technology’s Charter of shareholders exercise the right to enjoy all the rights of shareholders , including but not limited to the right of shareholders to vote, sell or transfer or pledge or dispose of all or any part of Jiayin Technology’s shares; and (3) designate and appoint the legal representative, chairman, director, supervisor, general manager and other senior management of Jiayin Technology as the authorized representative of the Group. This power of attorney is irrevocable and continues to be in force during the period when the authorized person is a shareholder of WFOE, from the date of signature of this power of attorney.

Exclusive Purchase Agreement:

Pursuant to the Exclusive Purchase Agreement among WFOE, Jiayin Technology and the four shareholders of Jiayin Technology, the four shareholders and Jiayin Technology shall irrevocably grant WFOE, to purchase or appoint one or more persons from WFOE at any time to purchase all or part of the shares which is not subject to legal restriction or assets held by the four shareholders or Jiayin Technology. Except for WFOE and the designated person, no third party shall have the right to purchase shares and assets or other shares and assets related to the four shareholders. The consideration of the purchase should be RMB1 or the lowest price permitted by the PRC laws. The effective time period of this agreement is ten years, and will be automatically extended to further years.

The agreements that transfer economic benefits to the Company include:

Exclusive Consultation and Service Agreement:

Pursuant to the Exclusive Consultation and Service Agreement between WFOE and Jiayin Technology, WFOE has the exclusive right to provide Jiayin Technology with consulting and other services. Without WFOE’s prior written consent, Jiayin Technology may not accept any services subject to this agreement from any third party. WFOE has the right to determine the service fee to be charged to Jiayin Technology under this agreement by considering, among other things, the complexity of the services, the actual cost that may be incurred for providing such services, as well as the value and comparable price on the market of the service provided. WFOE will have the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. Unless WFOE terminates this agreement in advance or otherwise provided by law, this agreement will remain effective for ten years and shall automatically extend the term of this agreement prior to its expiration. Jiayin Technology may not terminate this agreement unilaterally.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(b)
Principles of consolidation - continued

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE - continued

Equity Pledge Agreement:

Pursuant to the Equity Pledge Agreement among WFOE, Jiayin Technology and the four shareholders, in order to ensure that Jiayin Technology and its shareholders will fulfill the obligations under the power of attorney, the exclusive consultation and service agreement, and the exclusive purchase agreement (collectively “the Main Agreement”), the four shareholders have pledged 100% equity interest in Jiayin Technology to WFOE. According to the Main Agreement, the pledgee has the right to charge the service fee to Jiayin Technology. Those shareholders and WFOE also agree that without a prior written consent of the pledgee, they shall not transfer the shares or set up any pledge or other form of guarantee which may affect the rights and interests of the pledgee.

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

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	16,294	81,384
Restricted cash	2,023	2,435
Financial Assets receivable, net	53,373	—
Accounts receivable, net	71,184	97,187
Prepaid expenses and other current assets, net	126,154	31,101
Deferred tax assets, net	26,914	13,935
Property and equipment, net	8,123	9,538
Right-of-use assets	14,297	17,271
Other non-current assets	242	—
TOTAL ASSETS	318,604	252,851
Deferred guarantee income	51,079	—
Payroll and welfare payables	35,900	41,189
Tax payables	286,705	24,249
Accrued expenses and other current liabilities	184,008	220,770
Other payable related to the disposal of Shanghai Caiyin	188,300	—
Lease liabilities	14,598	16,647
TOTAL LIABILITIES	760,590	302,855

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net revenue	680,790	972,029	473,239
Operating (loss) income	(15,802)	52,204	(1,140,806)
Net income (loss)	89,149	164,741	(868,605)
Net cash provided by (used in) operating activities	98,486	8,807	(1,095,655)
Net cash used in investing activities	(96,180)	(7,265)	(74,100)
Net cash used in financing activities	—	—	—

The VIEs contributed 38%, 30% and 9% of the Group’s consolidated revenue for years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIEs accounted for an aggregate of 11% and 4% of the consolidated total assets, and 43% and 9% of the consolidated total liabilities, respectively.

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
(b)
Principles of consolidation - continued

Variable interest entity - continued

The VIE Arrangement with Shanghai Kunjia, the WFOE - continued

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. See Note 18 for disclosure of restricted net assets.

(c)
Reclassification

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. These reclassifications had no impact on net income, shareholders’ equity, or cash flows as previously reported.

(d)
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

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include expected credit loss for financial guarantee in scope of ASC 326, allowance for credit losses on financial assets receivable, loan receivables, accounts receivables and contract assets, amount due from related parties and other receivables, valuation allowances for deferred tax assets, fair value measurement and impairment of investments, determination on the standalone selling price of each identified performance obligation and variable consideration for revenue recognition.

(e)
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

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable and contract assets, financial assets receivable, other receivables included in other current assets, certain investments, which are approximate to the fair values mainly due to the short-term nature of these instruments.

The Group does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis other than the investment in convertible debt accounted for as available-for-sale debt security, which is classified as a level 2 fair value measurement. Fair value measurement on a nonrecurring basis as of December 31, 2022 and 2023 included that used in impairment of an equity investment (see Note 6) which was classified as a Level 3 fair value.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(f)
Certain risks and concentrations

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable and contract assets, financial assets receivable, loans receivable, and amounts due from related parties. As of December 31, 2022 and 2023, there were 89% and 97% of the Group’s cash and cash equivalents and restricted cash held in major financial institutions located in the PRC, respectively, and the rest were held in overseas major financial institutions which management considers to be of high credit quality. Accounts receivable, contract assets and financial assets receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets, and financial assets receivable is mitigated by credit evaluations The Group performs on its customers and its ongoing monitoring process of outstanding balances. Credit risk of loans receivable is controlled by the application of credit approvals, credit limits and monitoring procedures.

For the year ended December 31, 2023, Customer A contributed 15% of total net revenue of the Group. As of December 31, 2023, Customer A accounted for 23% of accounts receivable and contract assets.

(g)
Foreign currency translation

The functional currency of the Company is dollars (“US$”). The functional currency of the Group’s subsidiaries and VIEs in the PRC is Renminbi (“RMB”). The functional currency of subsidiaries outside of PRC is typically their local currency. The determination of the respective functional currency is based on the criteria stated in Accounting Standard Codification (“ASC”) Topic 830, Foreign Currency Matters. The Group also uses RMB as its reporting currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate prevailing on the transaction date. Transaction gains and losses are recognized in earnings.

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

(h)
Convenience translation

The Group’s financial statements are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2023 are included solely for the convenience of the readers and have been made at the rate of US$1.00=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

(i)
Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB257,041 and RMB357,118 as of December 31, 2022 and 2023, respectively.

(j)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(k)
Restricted cash

Restricted cash mainly represents restricted deposit requested by custodian bank for business purpose.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(l)
Guarantee arrangement

Primary guarantee

Starting from the fourth quarter of year 2022, the Group provides guarantee services through its own financing guarantee subsidiaries or through cooperation with third-party financing guarantee companies for loans facilitated to the financial institution partners. Under the cooperation with financing guarantee companies, these financing guarantee companies initially reimburses the loan principal and interest to the financial institution partners upon borrower’s default. Although the Group does not have direct contractual obligation to the financial institution partners for defaulted principal and interest, the Group provides back-to-back guarantee to the financing guarantee companies. As agreed in the back-to-back guarantee contract, the Group would compensate the financing guarantee companies for actual losses incurred by them on defaulted principal and interest. When the financing guarantee companies are required to place deposits to the financial institution partners as part of the arrangement, the Group will also be obligated to place back-to-back deposits to the financing guarantee companies of the same amount and with the same settlement terms. The deposit amount is typically set at an agreed percentage of outstanding loan balance subject to guarantee. The Group’s deposits to financing guarantee companies are recorded under "Prepaid expenses and other current assets, net" on the consolidated balance sheets. Given that the Group effectively takes on all of the credit risk of the borrowers, the Group recognizes a stand-ready obligation for its guarantee exposure at the inception of guarantee in accordance with ASC Topic 460 with an associated financial assets receivable. The Group also records a contingent guarantee liability with an allowance for credit losses pursuant to ASC Topic 326 Current expected credit loss (“CECL”). Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the financing guarantee companies upon borrowers’ default. Allowance for credit losses under CECL model was included under “Allowance for uncollectible receivables, contract assets, loans receivable and others” and revalued at each period end to reflect updated estimation for future net pay-out. As of December 31, 2022 and 2023, the maximum potential future payments, including all outstanding principal and interests for which the Group provides primary guarantee, were RMB6,484,243 and RMB13,694,236, respectively.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding loans subject to guarantee:

	0-30days
	past due	Current	Total loans
December 31, 2023	—	13,694,236	13,694,236

In connection with the above back-to-back guarantee arrangements with the financial institution partners and licensed financing guarantee companies, the Group also engages a third-party asset management company to provide back-to-back guarantee services to the Group, pursuant to which the asset management company is obligated to compensate the Group at an amount equal to the compensation the Group paid to the third-party financing guarantee companies. The Group pays a service fee to the asset management company, which is typically set as a pre-agreed percentage of loan volume. As part of the arrangement, the Group also requests for a back-to-back deposit from the asset management company. The Group records the deposits received from the asset management company under "Accrued expenses and other current liabilities” on the consolidated balance sheets. The Group records an estimated receivable for the amount determined to be probable of recovery (if any) from the asset management company under “Prepaid expenses and other current assets” on the consolidated balance sheets in accordance with ASC326-20, with a corresponding amount recorded under “Allowance for uncollectible receivables, contract assets, loans receivable and others”. The corresponding service fee have been included in “Facilitation and servicing expenses” on the consolidated statements of operations and comprehensive income.

As of December 31, 2023, the Company recorded contingent guarantee liabilities and corresponding recoverable assets of RMB933,947, respectively. During the year ended December 31, 2023, the net payout for contingent guarantee liabilities was RMB2,068,842.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(l)
Guarantee arrangement - continued

Deferred guarantee income and Expected credit loss under ASC 326

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	RMB	RMB
Opening balances	—	276,518
Fair value of guarantee liabilities at inception of new loans	326,086	2,296,882
Release of guarantee liabilities	(49,568)	(1,475,238)
Disposal of subsidiary	—	(211,300)
Ending balances	276,518	886,862

*The Group disposed of a financing guarantee subsidiary and transferred out the remaining guarantee obligation to a third party company in April 2023. For more details, please refer to Note 8.

Financial assets receivable

Financial assets receivable is recognized at loan inception which is equal to the stand-ready guarantee liability recorded at fair value in accordance with ASC 460. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment. At each reporting date, the Group estimates an allowance for credit losses primarily based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of specific type of customers. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the financial assets receivable not recoverable and is recorded in the consolidated statements of operations and comprehensive income. Credit loss of nil, nil and RMB7,207 were recorded in the consolidated statements of operations and comprehensive income during the years ended December 31, 2021, 2022 and 2023, respectively.

The following table presents the Group’s financial assets receivable as of December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	RMB	RMB
Financial assets receivable	292,342	998,835
Allowance for credit losses of financial assets receivable	—	(7,207)
Financial assets receivable, net	292,342	991,628

Secondary guarantee

For certain off-balance sheet loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for unpaid principal and interest. In certain contracts, the Group provides commitment letter of balance complements to the institutional funding partners in the event that the guarantee companies are unable to fully reimburse the institutional funding partners. In some other contracts, the guarantee companies require a third party company to act as counter guarantor and require the Group to provide a commitment letter of balance complements to compensate third party guarantee companies in the event that the counter guarantor are unable to fully reimburse the guarantee companies or when the deposits are below the required threshold. To manage the risk exposure, the Group in turn obtains a back-to-back guarantee from a third-party asset management company. The fair value of guarantee liabilities of the Group as a secondary guarantor was inconsequential and no compensation was made by the Group during the years of 2021, 2022 and 2023. As of December 31, 2022 and 2023, the outstanding loan balance for which the Group provides secondary guarantee was RMB14,425,887 and RMB20,893,308, respectively.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(m)
Current Expected Credit Losses

The Group’s in-scope assets are primarily loans receivable, accounts receivable and contract assets, financial assets receivable from financial institution partners and financing guarantee companies, receivables from the third-party asset management company and amounts due from related parties. ASC Topic 326 also requires the expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready guarantee liability accounted for in accordance with ASC Topic 460. The guarantee obligation is separated into the expected credit losses of the guarantee contracts accounted for in accordance with ASC Topic 326, and deferred guarantee income.

In establishing the allowance for loans receivable, the Group considers historical losses, delinquency rate and other factors in pooling basis upon the use of the CECL Model in accordance with ASC topic 326. The Group writes off loans receivable as a reduction to the allowance for loans receivable when the loan principal and interest are deemed to be uncollectible. In general, loans receivable are identified as uncollectible when it is determined to be not probable that the balance can be collected.

The Group estimates the allowance for accounts receivables and contract assets based on expected net accumulated loss rates for terms during which losses of such service fees are expected to occur, which are consistent with the terms during which the Group expects to collect service fees.

The Group establishes an allowance for amounts due from related parties and receivables from the third-party asset management company that are based on historical experience and other factors surrounding the credit risk of specific customers.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(n)
Property and equipment

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation and amortization expense of long-lived assets are included in either facilitation and servicing expenses, selling and marketing expenses, general and administrative expenses, or research and development expenses as appropriate. Property and equipment consist of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives are:

Category	Estimated useful life
Electronic equipment	3 years

Office equipment & Furniture	5 years

Motor vehicles	4 years

Leasehold improvement	Shorter of the lease term or expected useful life

Software	10 years
(o)
Long-term investments

Equity Investments Accounted for Using the Equity Method

Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323. Under the equity method, the Group adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

Equity securities without readily determinable fair values

Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.

Available-for-sale debt securities

Investments in debt securities that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, which are measured at fair value with changes in fair value with the unrealized gains or losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity (deficit).

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(p)
Valued-added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% or 3% given that they are classified as a general tax payer. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.

(q)
Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense on a graded vesting basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital. For grants of options and restricted stock units (“RSUs”) subject to service-based and company performance-based vesting conditions, the fair value is established based on the market price on the date of the grant.

The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as the expected expiration term. The Group adopted ASU 2016-09 and accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations and comprehensive income as the cash compensation of those employees receiving the award.

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

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(r)
Revenue Recognition

The Group has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified ASC Topic 606 on January 1, 2018.

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
•
Step 4: Allocate the transaction price to the performance obligations in the contract
•
Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Loan facilitation services

The Group provides service through its facilitation of loan transactions between borrowers and institutional funding partners. The Group’s service mainly consist of performing credit assessment on the borrowers, referring qualified borrowers to the institutional funding partners, and facilitating the execution of loan agreements between the parties.

The Group identifies the loan facilitation service as one performance obligation under ASC Topic 606, as the Group does not retain any further obligations after the facilitation of a loan. The Group follows the guidance on immaterial promises when identifying performance obligations and concludes that promises related to post-facilitation service, if any, are immaterial in the context of the contract and do not constitute a performance obligation.

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

The Group recognizes revenue when (or as) the entity satisfies the service/ performance obligation by transferring the promised service (that is, an asset) to customers based on the underlying contract terms excluding consideration of impairment of contract assets or accounts receivable. Revenues from loan facilitation services are recognized at the time a loan is facilitated between the institutional funding partners and the borrower and the principal loan balance is transferred to the borrower, at which time the facilitation service is considered completed.

In some cases, the institutional funding partners engage third-party financing guarantee companies to provide guarantee on the performance of the loans the Group facilitates. The Group may, at the request of the institutional funding partner or the third-party financing guarantee company to provide back-to-back guarantee. See details of guarantee arrangement accounting in note 2(l).

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(r)
Revenue Recognition – continued

From 2020 to 2022, the institutional funding partners typically engaged third-party non-performing loan management entities to assist on the subsequent collection. The Group was in turn engaged by such non-performing loan management entities to provide information including risk profile and collection methods or plans for the borrowers on its platform to the non-performing loan management entity based on the historical records and experiences that the Group had as of the date when each loan is successfully extended to borrower. The Group no longer provided this service since 2023.

Revenue from technical services is recognized at the time a loan is successfully originated by the institutional funding partner as the technical services are completed at that time.

Guarantee revenue

The stand-ready guarantee liabilities are released into guarantee revenue over the term of the guarantee (see accounting policy for Guarantee arrangement 2(k)).The Group started to provide primary guarantee since the fourth quarter of 2022. For the years ended December 31, 2022 and 2023, revenue from the releasing of guarantee liabilities were RMB47,141 and RMB1,393,081, respectively.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(r)
Revenue Recognition – continued

Other revenue

Investor referral

The Group provides referral services in respect of investment products offered by the third-party financial service providers on Youdao wealth platform, a proprietary platform operated by the Group. The Group considers the financial service providers to be its customers, and receives service fees from the customers primarily based on the transaction volume of the investment successfully subscribed by online investors. After the online investors subscribe the products referred by the Group, the Group does not retain any further obligations. The price for each referral charged to the financial service providers is a fixed charged rate as pre-agreed in the service contract. Revenue is recognized when the online investors successfully subscribed to investment products from financial service providers.

Others

Other revenues primarily include service fees charged to the third-party financial service providers for the referral service of borrowers, and interest income generated from loan services to oversea individuals.

Interest income generated from oversea individuals is recognized over the terms of loans receivable using the effective interest rate method under ASC Topic 310. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest income or principal. Interest collected upfront at the loan inception is recorded as deferred revenue.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(r)
Revenue Recognition - continued

The following table illustrates the disaggregation of revenue by product and services the Group offered in 2021, 2022 and 2023, respectively, net of VAT and surcharges:

		Year Ended December 31,
		2021	2022	2023
		RMB	RMB	RMB
Revenue from loan facilitation services	At a point in time	1,470,170	2,881,725	3,489,184
Revenue from the releasing of guarantee liabilities	Overtime	—	47,141	1,393,081
Other revenue - investor referral	At a point in time	178,616	269,256	342,181
Other revenue - others	At a point in time/Overtime	131,704	73,292	242,427
Total net revenue		1,780,490	3,271,414	5,466,873

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

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 326. The Group established an allowance for receivables and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers. The Group evaluates and adjusts its allowance for receivables and contract assets on a quarterly basis or more often as necessary. Revenue recognized for the years ended December 31, 2021, 2022 and 2023 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated receivables, change of estimated prepayment rate and referral fees was immaterial.

Practical expedients

The Group determines that the acquisition cost paid based on the amount of loans facilitated represents costs to obtain a contract qualifying for capitalization since these payments are directly related to sales achieved during a period. The Group elects to expense such expenses when incurred as the amortization period would have been less than a year.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(s)
Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB57,363, RMB68,145 and RMB94,300 for the years ended December 31, 2021, 2022 and 2023, respectively.

(t)
Facilitation and servicing expense

Facilitation and servicing expenses primarily consist of variable expenses including costs related to back-to-back guarantee service fee to third-party asset management company, credit assessment, user and system support, payment processing services and collection, associated with facilitating and servicing loans, salaries and benefits and share-based compensation for the personnel who work on credit assessment, data processing and analysis, loan facilitation, user and system support.

(u)
Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses, including those expenses related to acquisition and retention of borrowers and institutional funding partners, and general brand and awareness building. Salaries and benefits expenses as well as share-based compensation related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. The Group’s borrower acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing, search engine optimization, information feeds, and referral fees charged by other parties relating to borrower acquisition. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2021, 2022 and 2023, the advertising expenses were RMB6,695, RMB8,437 and RMB12,658, respectively.

(v)
Research and development expenses

Research and development expenses primarily consist of salaries and other compensation expenses for employees engaged in research and development activities, technology infrastructure expenses and server expenses.

(w)
Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and when all the conditions for their receipt have been satisfied. The government grants received by the Group amount to RMB19,762, RMB22,306 and RMB15,398 for the years ended December 31, 2021, 2022 and 2023, respectively.

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

(y)
Comprehensive income

Comprehensive income is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. During the periods presented, comprehensive income is reported on the consolidated statements of operations and comprehensive income, and other comprehensive loss includes foreign currency translation adjustments and fair value changes of available-for-sale debt securities.

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

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab) Operating leases

The Group leases administrative office spaces under operating leases and accounts for the leases under ASC 842. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. As of December 31, 2023, the Group’s operating leases had a weighted average remaining lease term of 2.9 years and a weighted average discount rate of 4.22%. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group considers only payments that are fixed and determinable at the time of lease commencement. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Additionally, the Group elects not to recognize lease with lease term of 12 months or less at the commencement date in the consolidated balance sheets and records its operating lease expense in its consolidated statements of operations and comprehensive income on a straight-line basis over the lease term.

(ac) Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets.

(ad) Dividends

Dividends of the Company are recognized when declared.

(ae) Recent accounting pronouncements

Recent Accounting Guidance Not Yet Adopted

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the group including the additional required disclosures when adopted. The Group is currently evaluating the provisions of this ASU and expect to adopt them for the year ending December 31, 2024.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Group has evaluated this ASU and expects to add additional disclosures to the consolidated financial statements, once adopted.

3.
ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable:
Accounts receivable	1,313,288	1,645,005
Less: allowance for credit losses	(2,539)	(13,752)
Total accounts receivable	1,310,749	1,631,253

The movement of allowance for uncollectible accounts receivable for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	2,539
Current year credit losses	—	2,539	13,752
Current year write off	—	—	(2,539)
Balance at end of the year	—	2,539	13,752

Contract assets consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Contract assets	421,469	476,493
Less: Allowance for credit losses	—	(4,201)
Contract assets, net	421,469	472,292

Provision for credit loss of nil and RMB4,201 was recorded for contract assets for the year ended December 31, 2022 and 2023, respectively.

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2022	2023
	RMB	RMB
Receivable from a third party asset management company*	—	933,947
Security deposits, net of credit loss**	414,400	906,720
Others***	61,581	80,880
	475,981	1,921,547

*The balances represent the receivable from the third party company in relation to the back-to-back guarantee services provided to the Group (see Note 2(l)).

**The balances represent security deposits set aside as requested by certain institutional funding partners for provision of the primary guarantee. As of December 31, 2022 and 2023, allowance for credit loss were nil and RMB6,838, respectively. Provision for credit loss of nil and RMB6,838 was recorded for security deposits for the year ended December 31, 2022 and 2023, respectively.

***Other includes the following balances of loans receivable::

	As of December 31,
	2022	2023
	RMB	RMB
Loans receivable	21,142	9,149
Less: Allowance for credit losses	(17,991)	(6,367)
Loans receivable, net	3,151	2,782

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

The movement of allowance for loans receivable for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of the year	(27,700)	(27,255)	(17,991)
Current year credit losses	(27,735)	(18,609)	(40,766)
Current year write off	9,087	27,665	29,133
Disposal of a subsidiary	18,236	—	—
Foreign currency exchange	857	208	23,257
Balance at end of the year	(27,255)	(17,991)	(6,367)

5.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the followings:

	As of December 31,
	2022	2023
	RMB	RMB
Leasehold improvement	8,093	8,093
Motor vehicles	3,038	4,103
Electronic equipment	74,360	103,599
Office equipment & furniture	7,844	7,907
Software	1,407	1,407
Total costs	94,742	125,109
Less: accumulated depreciation and amortization	(75,842)	(84,777)
Property and equipment, net	18,900	40,332

For the years ended December 31, 2021, 2022 and 2023, depreciation expenses were RMB13,077, RMB7,668 and RMB9,461 respectively.

6.
LONG-TERM INVESTMENTS

On January 5, 2021, Noble Fintech disposed its 6% of the equity interests in Aguila Information, S.A.P.I. de C.V. (“Aguila Information”) to a certain minority shareholder. Following the completion of the transaction, the equity interest of Aguila Information owned by the Group decreased from 51% to 45%. The Group thus deconsolidated Aguila Information and applied equity method to account for the investment in Aguila Information. For the years ended December 31, 2021 and 2022, the Group recognized the Group’s proportionate share of the equity investee’s net gain into earnings in the amount of RMB8,457 and RMB9,151 in accordance with ASC Topic 323. The Group received dividend return of the long-term equity investment of RMB2,586 in June 2021. As of December 31, 2021 and 2022, the balance of this investment was RMB5,819 and RMB15,078. As there was disagreement between the Group and Aguila Information on business strategy, the Group determined that this investment was not recoverable and full impairment amounted to RMB15,078 was provided in the year ended December 31, 2022.

In 2020, the Group, through its subsidiary, Geerong, and another independent purchaser entered into a share purchase agreement with China Smartpay Group Holdings Limited (“China Smartpay”), to acquire 35 ordinary shares of Keen Best Investment Limited (“Keen Best”), representing 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay for an amount of RMB91,957.

For the years ended December 31, 2021, 2022 and 2023, the Group recognized the Group’s proportionate share of the equity investee’s net loss into earnings in accordance with ASC Topic 323 in the amount of RMB806, RMB1,211 and RMB1,990, respectively. During the year ended December 31, 2023, the Group was no longer able to exert significant influence over Keen Best and reclassified the investment from equity method to measurement alternative, i.e. cost less impairment, plus or minus qualifying observable price changes. Considering the business forecast of the investee, the Group fully impaired this investment in 2023.

6.
LONG-TERM INVESTMENTS - continued

The Group purchased two convertible notes totaling RMB51,006 in 2022 and 2023 from PT Rumah Inovasi JET, which is entitled to certain redemption rights and conversion rights on or before the maturity date. The Group accounts for its investments in as “available-for-sale” and measured the fair value at each period end. The unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

In 2023, the Group purchased 8% equity interest of Emprende Conmovi, S.A. DE C.V., Sofom, Enr, a Mexico Fintech company for consideration of US$0.5. During the year of 2023, the Group lent two loans of RMB44,709 with the annual interest rate of 10%. The Group does not have the ability to exert the significant influence the operations of this entity and accounts for this investment using measurement alternative, and loans at amortized cost, respectively.

7.
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

Shanghai Bweenet’s net revenue and net loss, included in the Group’s consolidated statements of operations and comprehensive income, for the year ended December 31, 2021 are RMB26,837 and RMB1,744 since the acquisition date.

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

8.
DISPOSALS AND DISSOLUTION OF SUBSIDIARIES

In September, 2019, Shanghai Wuxingjia Information Technology Co., Ltd. (Shanghai Wuxingjia) entered into an agreement (the “Agreement”) with Shenzhen Rongxinbao, and Shanghai Jiayin, which wholly owns the equity interest of Shanghai Caiyin. Pursuant to the Agreement, Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao and the Group revised the terms of its collaboration with Shanghai Caiyin. As a result, the Group deconsolidated Shanghai Caiyin. Major line items of Shanghai Caiyin as of August 31, 2019 included cash and cash equivalents, restricted cash, contract assets, liabilities from the investor assurance program and tax payable. As Shanghai Caiyin was in net deficit position as of August 31, 2019 due to its collaboration with the Group, the Group also agreed to waive Shanghai Caiyin’s payables to the Group of RMB1,973,613 and pay a total transaction price of RMB1,078,686, of which RMB372,085 is contingent upon Shanghai Caiyin’s liability status in the period preceding December 30, 2022 subject to the cap amount of RMB372,085, RMB255,064 and RMB117,021 on December 30, in each of the three years ending 2022, respectively. The remaining amount of the equity transfer consideration shall be settled through the service fee Shenzhen Rongxinbao collected on behalf of the Group.

For the years ended December 31, 2021 and 2022, “Gain from de-recognition of liabilities” of RMB138,043 and RMB117,021 were derived from the release of contingent consideration payable recorded as gain from de-recognition of liabilities on the consolidated statements of operations and comprehensive income. As of December 31, 2021, the payable related to the disposal of Shanghai Caiyin was RMB322,028 which consisted of fixed consideration payable of RMB205,007 and contingent consideration payable of RMB117,021. As of December 31, 2022, the payable balance was RMB188,300 which was all related to fixed consideration payable. In 2023, RMB108,190 has been settled with the receivables from Shenzhen Rongxinbao, RMB75,646 was settled in the Company’s disposal of Fujian Zhuoqun as disclosed below and the remaining RMB 4,464 was settled through cash payment.

Further in November 2023, the Group decided to dissolve Shanghai Wuxingjia. The book value of Shanghai Wuxingjia were mainly consisted of VAT and income tax payable accrued in previous years related to terminated P2P business. Upon receipt of the tax de-registration from the tax authority, the tax liabilities of approximately RMB280,231 were deemed to be waived, resulting in the recognition of a gain from de-recognition of liabilities on the consolidated statements of operation and comprehensive income. The remaining administrative procedures to dissolve Shanghai Wuxingjia were completed in April 2024.

On January 5, 2021, Noble Fintech transferred its 6% of the equity interests in Aguila Information to a certain minority shareholder who did not own the majority interest after the transaction. The Group deconsolidated Aguila Information (see Note 6). As Aguila Information was in net deficit position as of December 31, 2020, the consideration of the transfer was one Mexican Peso. The Group recognized disposal gain of RMB1,256 for the transaction.

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

In 2023, Jiayin Technology disposed of its 100% equity interest of Fujian Zhuoqun to Shenzhen Rongxinbao for an aggregate consideration of RMB391,870, in which RMB316,224 was settled by the existing payables the Group owed to Fujian Zhuoqun, RMB75,646 was settled with the existing payables the Group owed to Shenzhen Rongxinbao in connection with the disposal of Shanghai Caiyin in 2019. As a result, the Group recognized disposal loss of RMB2,012 upon the closing for the year ended December 31, 2023.

None of these transactions qualifies for discontinued operations under ASC 205-20.

9.
SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Facilitation and servicing	3,159	2,408	4,921
General and administrative	5,021	33,740	31,464
Research and development	5,461	6,038	6,823
Sales and marketing	1,545	362	11,145
Total	15,186	42,548	54,353

Share Options

In September 2016, Jiayin Technology approved an employee incentive plan (the “2016 Plan”) and utilized a limited liability partnership (“LLP”) as a vehicle to hold 13,500,000 shares that will be used under the 2016 Plan. The shares were contributed by the Founder and a company controlled by the Founder is the general partner (“GP”) of the LLP. The 2016 Plan allows the grantees to hold options to purchase LLP shares from the GP or the designated persons to indirectly hold the equity shares of Jiayin Technology.

Options have a 4.5-year life and vest at 15%, 25%, 30%, and 30% respectively at each anniversary. The awards are in substance share-based expenses incurred by the controlling Founder on behalf of the Company. The related expenses are reflected in the Group’s consolidated financial statements as share-based compensation expenses with an offsetting to additional paid-in capital. Given the shares owned by the LLP for the purpose of the 2016 Plan are existing outstanding shares of Jiayin Technology, the option does not have dilution effect on income per share.

In February 2019, the Group adopted the 2019 Share Incentive Plan (“2019 Plan”), effectively upon the completion of the Company’s initial public offering (“IPO”) to replace the 2016 Plan on a 4:1 ratio. The 2019 Plan contains performance vesting condition related to the operation results of the Group and the business department the grantee belongs to, as well as the grantee’s individual performance. The modification did not result in any incremental value. The shares to be issued under the 2019 Plan can be either new shares or treasury shares.

In August 2021, the Group granted one batch options equivalent of 108,400 share options of Jiayin Group with the exercise price of RMB3.5 per America Depository Shares (“ADSs”) to a then employee pursuant to the 2019 Plan. The options were fully exercised in 2021.

The weighted average grant date fair value of options granted during the years ended December 31, 2021, 2022 and 2023 was RMB18.60 per ADS, nil and nil, respectively.

9.
SHARE-BASED COMPENSATION – continued

The summary of the Share Option activities is as follows:

	Number of Options (in ‘000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding at December 31, 2022	894	3.5	1.27	16,076
Granted	—	—	—	—
Exercised	(364)
Forfeited	(472)
Options outstanding at December 31, 2023	58	3.5	2.00	894
Options exercisable at December 31, 2023	12	3.5	1.68	185
Options vested or expected to be vested at December 31, 2023	58	3.5	2.00	894

Total share-based compensation cost for the Share Options amounted to RMB15,186, RMB6,855 and RMB4,380 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, there was RMB181 in total unrecognized compensation cost, net of estimated forfeitures, related to non-vested stock options, which is expected to be recognized over a weighted average period of 2.00 years.

Restricted Share Units ("RSUs”)

The Group granted RSUs under 2019 plan which vested upon satisfaction of both service-based vesting conditions and performance-based vesting conditions. Performance-based RSUs vest in certain installments after the grant letter date, pending certification of performance achievement by the management and continued service. The fair value of performance-condition awards is based on the closing market price of the Group’s common stock on the grant date. The Group recorded share-based compensation expense for RSUs over the requisite service period when the performance condition is probable to meet and accounted for forfeitures as they occur.

The summary of the RSUs activities in 2023 is as follows:

	Number of RSUs (in ‘000s)	Weighted Average Grant-Date Fair Value
		RMB
Unvested at January 1, 2023	—	—
Granted	1,990	29.85
Vested	(1,690)	30.00
Canceled/Forfeited	(300)	29.03
Unvested at December 31, 2023	—	—

Total share-based compensation cost for the RSUs amounted to nil, RMB35,693 and RMB49,973 for the year ended December 31, 2021, 2022 and 2023, respectively. During the year ended December 31, 2023, 1,690 share units were exercised with an aggregate intrinsic value of RMB50,700. As of December 31, 2023, there was nil in total unrecognized compensation cost related to RSUs.

10.
INCOME TAXES

Income (loss) by tax jurisdictions:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income from Mainland China operations	607,482	1,393,173	1,631,882
(Loss) from non-Mainland China operations	(21,648)	(65,483)	(84,700)
Income before income taxes and share of gain (loss) from equity method investments	585,834	1,327,690	1,547,182

Income tax expense consists of the following:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expense:	141,578	177,720	207,567
Deferred income tax (benefit) expense:	(15,854)	(22,322)	40,049
Total income tax expense	125,724	155,398	247,616

Cayman Islands

Jiayin Group Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Jiayin Group Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Geerong (HK) Limited, is located in Hong Kong. The first 2.0 million Hong Kong dollars of profits it earned are subject to be taxed at an income tax rate at 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No income tax provision has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2021, 2022 and 2023, respectively.

10.
INCOME TAXES – continued

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. An enterprise’s qualification as a “high and new technology enterprise” (“HNTE”) is reassessed by the relevant PRC governmental authorities every three years. Geerong Yunke Information Technology Co., Ltd. and Jiayin Shuke Information Technology Co., Ltd. was entitled for a preferential income tax rate of 15% from 2022 to 2024 as they are qualified as HNTE. Shanghai Chuangzhen Software Co., Ltd. has been qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 in which its taxable income is greater than zero, followed by a three-year 50% exemption. From 2022, Guangxi Chuangzhen Information Technology Co., Ltd. benefits from a preferential tax rate of 15% as it falls within the encouraged industries catalogue in western China. From 2023, Hainan Yinke Financing Guarantee Co., Ltd. benefits from a preferential tax rate of 15% as they are registered in Hainan and engaged in encouraged business activities.

Mexico

Aguila Information incorporated in Mexico was subject to corporate income tax at 30%. On January 5, 2021, Aguila Information was deconsolidated by the Group (see Note 6).

Indonesia

The Group’s subsidiary incorporated in Indonesia is subject to Indonesia Income (“CIT”) law. In accordance with the CIT law, an Indonesian resident is subject to worldwide income tax. Corporate income tax is calculated based on corporate taxable income (income less deductible expenses / expenses after fiscal adjustment), and the applicable CIT rate is 25%. Based on Government Regulation No.1 Year 2020 Jo No.30 Year 2020, Corporate Income Tax was adjusted from 22% to 20% for fiscal year 2021 and 2022, and next is adjusted to 22% for fiscal year 2023.

Nigeria

The Group’s subsidiary incorporated in Nigeria is subject to Nigerian Company Income Tax (“NCIT”) law. In accordance with the NCIT law, a Nigerian Company is subject to worldwide income tax. Corporate income tax is calculated based on corporate taxable income (income less deductible expenses / expenses after fiscal adjustment), and the applicable NCIT rate is 30%.

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets
Accrued expenses and payroll and welfare payables	52,628	43,423
Property, plant and equipment	—	95
Unrealized exchange difference	87	4,191
Allowance for uncollectible receivables, contract assets, loans receivable and others	56,436	9,240
Net loss carryforward	23,514	20,295
Liabilities related to customer incentive	11,435	—
Gross deferred tax assets	144,100	77,244
Valuation allowances	(73,189)	(16,070)
Net deferred tax assets	70,911	61,174
Deferred tax liabilities
Property, plant and equipment	(133)	—
Total deferred tax liabilities	(133)	—
Deferred tax assets, net	70,778	61,174

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax liabilities Dividend withholding tax	—	40,115

10.
INCOME TAXES – continued

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis. The deferred tax liabilities were recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

Changes in valuation allowance are as follows:

	Year Ended December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	(68,932)	(73,189)
Additions	(4,880)	(4,676)
Reversals	623	5
Disposal of subsidiaries	—	61,790
Balance at end of the year	(73,189)	(16,070)

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. On the basis of this evaluation, valuation allowances of RMB73,189, and RMB16,070 have been established for deferred tax assets as of December 31, 2022 and 2023 respectively, based on a more likely than not threshold due to accumulated loss and uncertainty of sufficient profit generated in future years for certain subsidiaries within the Group. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

At December 31, 2023, tax loss carry-forward amounted to RMB60,961, and would expire in calendar year 2026 to 2028 if not utilized, while tax loss of RMB49,996 can be carried forward indefinitely. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the Company and are subject to the withholding taxes. Prior December 31, 2022, as the Group had the intent and ability to indefinitely reinvest the PRC subsidiaries’ accumulated profits for expansion of its PRC business, no withholding tax was recorded for those accumulated profits. In March 2023, the Group decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group accrued withholding tax liabilities of RMB40,115 for dividends distributed from PRC subsidiaries based on applicable withholding tax rate for certain percentage of the PRC subsidiaries’ profits to be distributed in 2023. The remaining undistributed earnings of the Group’s PRC subsidiaries with amount of RMB 1,819,023 as of December 31, 2023 would be indefinitely reinvested.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. the Group does not accrue deferred tax liabilities on the earnings of the VIEs given that the Group’s VIEs had accumulated deficits as of December 31, 2022 and 2023.

10.
INCOME TAXES – continued

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-taxable income	(0.28)%	(0.71)%	0.00%
Reversal of deferred tax liabilities*	(9.75)%	—	—
Non-deductible expense	0.81%	1.23%	2.09%
Disposal of subsidiaries	(0.25)%	—	(4.50)%
Research and Development expense super deduction	(0.81)%	(2.09)%	(4.13)%
Effect of tax holiday	(4.74)%	(10.99)%	(7.05)%
Different tax rate of entities operating in other jurisdiction	0.28%	0.55%	0.03%
Valuation allowance	11.09%	0.32%	0.30%
Withholding tax	—	—	5.34%
True up	(0.17)%	(1.68)%	(1.05)%
Effective tax rate	21.18%	11.63%	16.03%

* The collection of revenue related to the legacy P2P lending business was not expected, which led to a reversal of the related deferred tax liability for uncollected revenue.

The effect of the tax holiday on the income per share is as follows:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Tax saving amount due to HNTE status, software enterprise and other jurisdiction	26,441	139,441	108,922
Income per share effect-basic and diluted	0.12	0.65	0.51

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2022 and 2023 is as follows:

	Year Ended December 31,
	2022	2023
	RMB	RMB
Balance at beginning of the year	211,064	240,319
Increase related to current year tax positions	29,255	—
Release related to de-recognition of liabilities	—	(240,319)
Balance at end of the year	240,319	—

The amount of unrecognized tax benefit that if recognized would affect the effective tax rate as of December 31, 2022 and 2023 was RMB240,319 and nil respectively, which were included in tax payables balance. During the year ended December 31, 2023, the unrecognized tax benefit was fully released upon the de-recognition of liabilities (see Note 8).

The Group recognizes interest expenses and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended December 31, 2021, 2022 and 2023, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Group has a liability for accrued interest of nil and nil as of December 31, 2022 and 2023, respectively.

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

11.
ORDINARY SHARES AND TREASURY STOCK

On May 10, 2019, the Group completed its IPO on the NASDAQ Global Market. In this offering, 4,025,000 ADSs, representing 16,100,000 ordinary shares, were issued at a price of US$10.50 per ADS. One ADS represents four Class A ordinary shares.The aggregate proceeds received by the Group from the IPO, net of issuance costs, were approximately RMB234,354. Upon completion of IPO, the 216,100,000 outstanding ordinary shares with par value of US$0.000000005 per share were split into 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. All classes of ordinary shares are entitled to the same dividend right. All of the Class B ordinary shares were held by the Founder of the Company.

For the years ended December 31, 2022 and 2023, the Group repurchased 5,994,368 and 5,329,848 Class A ordinary shares on the open market for an aggregate cash consideration of US$3,454 (RMB24,012) and US$7,060 (RMB50,438) respectively. The weighted average price of these shares repurchased was US$0.58 per share and US$1.32 per share respectively. As of December 31, 2023, 3,970,056 ordinary shares are considered not outstanding and therefore were accounted for under the cost method and included in such treasury stock as a component of the shareholder’s equity.

12.
INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attribute to ordinary shareholders:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net income attributable to ordinary shareholders – basic and diluted	472,086	1,179,658	1,297,619
Weighted average number of ordinary shares outstanding – basic and diluted	216,100,000	215,259,640	213,996,233
Basic and diluted net income per share	2.18	5.48	6.06

As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

The Group does not have shares with a dilutive effect for the years ended December 31, 2021, 2022 and 2023.

13.
DIVIDENDS

On March 28, 2023, the Board of Directors of the Company approved and adopted a dividend policy, under which the Company may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year.

In July 2023, the Board of Directors of the Company has approved a dividend of US dollar 0.10 per ordinary share, which is paid in August, 2023 to shareholders of record as of the close of business on July 28,2023. The aggregate amount of cash distributed for the dividends was US$21,474 (equivalent to RMB156,674).

14.
LEASES

Operating lease assets primarily represents various facilities under non-cancellable operating leases expiring within one to three years. Lease costs are included in facilitation and servicing expenses, sales and marketing expenses, general and administrative expenses, and research and development expenses, depending on the use of the underlying asset. Operating lease expenses (including fixed lease cost and short-term lease cost) were RMB17,892, RMB29,229 and RMB25,073 for the years ended December 31, 2021, 2022 and 2023, respectively. Total lease expense related to short-term leases was 109, 7,158 and 4,040 for the years ended December 31, 2021, 2022 and 2023, respectively.

Supplemental consolidated balance sheet information related to leases was as follows:

	As of December 31,
	2022	2023
Operating leases:	RMB	RMB
Operating leases right-of-use assets	27,604	49,659
Current portion of lease liabilities	24,986	15,570
Non-current portion of lease liabilities	2,479	32,388
Total operating lease liabilities	27,465	47,958
Weighted average remaining lease term (in years)	1.2	2.9
Weighted average discount rate	4.75%	4.22%

Supplemental cash flow information related to leases for the years ended December 31, 2022 and 2023 is as follows:

	For the year ended December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	21,977	22,595
Non-cash right-of-use assets in exchange for new lease liabilities:
Operating leases	12,655	46,954

Maturities of lease payments by year and in the aggregate, under non-cancellable operating leases with terms in excess of one year as of December 31, 2023 are as follows:

RMB
2024	16,951
2025	16,215
2026 and thereafter	17,689
Total lease payment	50,855
Less imputed interest	(2,897)
Total	47,958

15.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the followings:

	As of December 31,
	2022	2023
	RMB	RMB
Deposits*	287,001	309,832
Accrued expenses	254,943	313,041
Deferred tax liabilities	—	40,115
Others	30,191	57,550
	572,135	720,538

*The balances represent deposits held by the Group related to the back-to-back guarantee service from the third-party asset management company.

16.
RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2021, 2022 and 2023:

Name of related parties	Relationship with The Group
Microcredit Company (Chongqing) Ltd. (“Massnet Microcredit”)	Affiliate enterprise
Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Shanghai Jiayin Zhuoyue Corporate Management Co., Ltd. (“Jiayin Zhuoyue”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
GAYANG (Hongkong) Co., Ltd. (“GAYANG”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Jiayin Financial Leasing (Shanghai) Co., Ltd. (“Jiayin Financial Leasing”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Aguila Information, S.A.P.I. de C.V. (“Aguila Information”)	Subsidiary of Company’s equity investee
Keen Best Investments Ltd. (“Keen Best”)	Affiliate enterprise

Subsidiary shareholder	The minority shareholder of the subsidiaries of the Group

16.
RELATED PARTY TRANSACTIONS - continued

The Group entered into the following significant transactions with its related parties:

Nature of transactions	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Services provided by related parties:
Jiayin Zhuoyue (1)	77,048	122,946	115,538
Shanghai Jiayin (2)	—	12,474	2,536
Total	77,048	135,420	118,074
Services provided to related parties
Aguila Information (3)	34,619	6,567	—
Total	34,619	6,567	—

Nature of transactions	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Loans to related parties:
Jiayin Financial Leasing (4)	70,000	—	—
Massnet Microcredit (5)	54,000	—	—
Shanghai Jiayin (6)	47,840	35,000	—
GAYANG (7)	31,306	17,243	—
Aguila Information (8)	—	4,173	—
Keen Best (9)	—	—	13,904
Subsidiary shareholder	—	—	2
Total	203,146	56,416	13,906
Loans from related parties
Shanghai Jiayin (6)	15,000	—	—
Total	15,000	—	—

16.
RELATED PARTY TRANSACTIONS - continued
(1)
Jiayin Zhuoyue refers investors to the Group and charged referral service fees.
(2)
Shanghai Jiayin rented office space to the Group and charged other related service fee, which is calculated dependent on its usage of the underlying office space from April 2022 with lease period of 12 months.
(3)
The Group provides business and operational support services to Aguila Information and charged corresponding service fees. On January 5, 2021. Aguila Information was deconsolidated by the Group and deemed as our related party (see Note 6).
(4)
The amounts represent non-interest bearing loans to related parties in 2021 for the daily operation, which were fully collected in 2021.
(5)
The Group provided non-interest bearing loan of RMB54 million to Massnet Microcredit, which was fully collected in May, 2021.
(6)
The amount represents loans that were non-interest bearing, unsecured, and due on demand, and were fully collected as of December 31, 2021 and 2022.
(7)
The amount represents loans to GAYANG in 2021 and 2022. In 2021, the loans comprise non-interest bearing loan of RMB20,664 and interest bearing loan with principal of RMB10,642 and fixed annual interest rate of 8%. In 2021, RMB11,471 of non-interest bearing loan has been collected and RMB171 interest has been accrued. In 2022, the amount represents interest bearing loan with principal of RMB17,243 and fixed interest rate of 8% after a three-months free of interest duration. In 2022, RMB9,193 of non-interest bearing loan and RMB1,408 of interest bearing loan has been collected and RMB638 interest has been accrued. In 2023, RMB17,302 of non-interest bearing loan has been collected.
(8)
The amount represents non-interest bearing loans to Aguila Information in 2022, which were fully collected as of December 31, 2022.
(9)
The amount represents non-interest bearing loans to Keen Best in May 2023, which have been fully collected as of December 31, 2023.

16.
RELATED PARTY TRANSACTIONS - continued

The following table present amounts due from and due to related parties as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Amounts due from related parties
GAYANG*	17,243	—
Shanghai Jiayin*	500	500
Subsidiary shareholder*	7	9
Total	17,750	509
Amounts due to related parties
Jiayin Zhuoyue**	408	11,325
Shanghai Jiayin**	158	—
Total	566	11,325

*The amounts represented outstanding loans receivable from related parties.

**The amounts represented unsettled service fees for services provided by related parties.

As of December 31, 2022, the Group recorded credit losses of RMB13,536 for outstanding receivables from Aguila Information based on subsequent collection analysis and RMB10,043 for outstanding receivables from GAYANG based on subsequent collection analysis. The credit loss is included in allowance for uncollectible receivables, contract assets, loans receivable and others on the consolidated statements of operations and comprehensive income for the years ended December 31, 2022 and 2023.

17.
COMMITMENTS AND CONTINGENCIES

Capital and other commitments

The Group did not have significant capital, other commitments or long term obligations as of December 31, 2023.

Contingencies

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

18.
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

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, is RMB 894,476 as of December 31, 2023.

19.
SUBSEQUENT EVENTS

Dividend

In January 2024, the Board of Directors of the Company approved a dividend of US dollar 0.10 per ordinary share, which was paid in January 2024 to shareholders of record as of the close of business on January 19, 2024. The aggregate amount of cash distributed for the dividends is approximately US$21,213 (equivalent to RMB151,843).

RSUs Grant

In April 2024, the Group granted 70,000 RSUs to eligible employees pursuant to the 2019 Plan.

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

(AMOUNT IN THOUSANDS)

	As of December 31,
	2022	2023
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	8,567	804	113
Amounts due from subsidiaries and VIEs	167,571	190,018	26,763
Prepaid expenses and other current assets	3,248	2,627	370
Total current assets	179,386	193,449	27,246
Investments in subsidiaries and VIEs	1,087,634	2,269,730	319,685
Total assets	1,267,020	2,463,179	346,931
Liabilities
Current Liabilities
Amounts due to subsidiaries and VIEs	13,458	55,763	7,854
Accrued expenses and other current liabilities	10,478	25,275	3,560
Total liabilities	23,936	81,038	11,414
Equity
Ordinary shares	—	—	—
Treasury stock	(9,262)	(35,443)	(4,992)
Additional paid-in capital	870,562	901,932	127,034
Retained earnings	384,896	1,525,841	214,910
Accumulated other comprehensive loss	(3,112)	(10,189)	(1,435)
Total equity	1,243,084	2,382,141	335,517
Total liabilities and equity	1,267,020	2,463,179	346,931

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY STATEMENTS OF

COMPREHENSIVE INCOME

(AMOUNT IN THOUSANDS)

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Operating costs and expenses:
General and administrative	(6,979)	(6,494)	(4,546)	(640)
Total operating costs and expenses	(6,979)	(6,494)	(4,546)	(640)
Loss from operations	(6,979)	(6,494)	(4,546)	(640)
Interest (expense) income, net	(1)	(76)	1,098	155
Other expenses, net	(154)	(13,445)	—	—
Loss before income taxes and equity in subsidiaries and share of income from VIEs	(7,134)	(20,015)	(3,448)	(485)
Equity in earnings of subsidiaries and share of income from VIEs	479,220	1,199,673	1,301,067	183,251
Net income	472,086	1,179,658	1,297,619	182,766
Other comprehensive income, net of tax
Change in cumulative foreign currency translation adjustment	(5,137)	14,842	(7,077)	(997)
Other comprehensive (loss) income	(5,137)	14,842	(7,077)	(997)
Comprehensive income	466,949	1,194,500	1,290,542	181,769

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED STATEMENTS OF PARENT COMPANY CASH FLOW STATEMENTS

(AMOUNT IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	472,086	1,179,658	1,297,619	182,766
Adjustments to reconcile net income to net cash used in operating activities:
Share of income from subsidiaries and VIEs	(479,220)	(1,199,673)	(1,301,067)	(183,251)
Depreciation and amortization	2,597	2,293	1,698	239
Changes in operating assets and liabilities:
Amounts due from/to subsidiaries and VIEs	(5,994)	(2,151)	(18,223)	(2,567)
Prepaid expenses and other current assets	18	(2,680)	5,831	820
Dividend distributed from shareholders	—	—	157,672	22,208
Accrued expenses and other current liabilities	(1,804)	636	780	111
Net cash used in operating activities	(12,317)	(21,917)	144,310	20,326
Cash flows from financing activities
Proceeds from exercise of options	3,296	8,783	1,274	179
Repurchase of ordinary shares	—	—	(38,081)	(5,364)
Loans from subsidiaries and VIEs	—	—	38,081	5,364
Dividend distributed to shareholders	—	—	(156,674)	(22,067)
Net cash provided by (used in) financing activities	3,296	8,783	(155,400)	(21,888)
Effect of foreign exchange rate changes on cash and cash equivalents	(4,331)	13,840	3,327	468
Net (decrease) increase in cash and cash equivalents	(13,352)	706	(7,763)	(1,094)
Cash and cash equivalents at beginning of year	21,213	7,861	8,567	1,207
Cash and cash equivalents at end of the year	7,861	8,567	804	113

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
5.
As of December 31, 2022 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.
6.
Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.