Form 20-F
period 2024-12-31
Jiayin Group Inc.
filed 2025-04-28
CIK 1743102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

There were 213,478,184 ordinary shares outstanding, consisting of 105,478,184 Class A ordinary shares and 108,000,000 Class B ordinary shares, par value US$0.000000005 per share, as of December 31, 2024.

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•
“consolidated VIE” refers to Shanghai Jiayin Technology Co., Ltd. (“Jiayin Technology”, formerly known as Shanghai Jiayin Finance Technology Co., Ltd.);
•
“institutional funding partners” refers to the institutions that fund the loans that we and the VIE Group facilitate;
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
•
“online investors” refers to the investors that we and the VIE Group refer to third-party financial service providers under the investor referral services to purchase the investment products they offer on our Youdao wealth platform;
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
•
“vintage” refers to loans facilitated through our and the VIE Group’s platform during a certain period;
•
“we,” “us,” “our company,” “the Company” and “our” refer to the Parent and its subsidiaries; and
•
“VIE Group” refers to Jiayin Technology and its subsidiaries.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB 7.2993 to US$1.00, the noon buying rate on December 31, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

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

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

Fund Flows Between Jiayin Group Inc., Its Subsidiaries and the Consolidated VIE

Under PRC law, we may provide funding to our PRC subsidiaries only through capital contributions or loans, and to the consolidated VIE only through loans, subject to the satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our PRC subsidiaries to satisfy part of our liquidity requirement. Under the contractual arrangements among Shanghai Kunjia, the consolidated VIE, and the shareholders of the consolidated VIE, Shanghai Kunjia is entitled to substantially all of the economic benefits of the consolidated VIE and its subsidiaries in the form of service fees. For risks relating to the fund flows of our China operations, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental administration of currency conversion may delay or prevent us from using the proceeds of further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Transfer of funds between any entities in our consolidated group is subject to our cash management policy that outlines appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash assets. The finance department at the Jiayin Group Inc. level with authorized persons at each entity has the centralized responsibility for undertaking cash handling activity. Based on the amount of a fund transfer and the nature of the use of funds, requisite internal approval must be obtained prior to each fund transfer: all transactions require, at a minimum, the approval of the financial controller; for certain transactions with large amounts, approval of our vice president of finance, and in some instances, approval of both our vice president of finance and chief executive officer, is also required.

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

For the years ended December 31, 2022, 2023 and 2024, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB965 million, RMB636 million and RMB614 million (US$84 million) as of December 31, 2022, 2023 and 2024, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2024. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the years ended December 31, 2022, 2023 and 2024, the Parent company received the cash dividends from its PRC subsidiaries of nil, RMB157.7 and RMB303.7 million (US$41.6 million), respectively.

We provide loans to some of our overseas subsidiaries to support their business growth. We provided loans of RMB20.9 million, RMB5.6 million and nil to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2022, 2023 and 2024, respectively. As of the date of this annual report, we have disposed of our subsidiaries in Nigeria. In 2022, 2023 and 2024, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. As of the date of this annual report, dividends of RMB461.4 million (US$63.2 million) have been made to the Parent by the Parent’s subsidiaries.

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

On March 28, 2023, our board of directors, or the Board, approved and adopted a dividend policy, under which we and the VIE Group may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of we and the VIE Group in the previous fiscal year on a consolidated basis. On July 10, 2023, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS ("July 2023 Dividend"). The aggregate amount of cash distributed for the July 2023 Dividend was approximately US$21.5 million. On January 8, 2024, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS ("January 2024 Dividend"). The aggregate amount of cash distributed for the January 2024 Dividend was US$21.2 million. On August 16, 2024, our board of directors approved the payment of a cash dividend of US$0.125 per ordinary share, or US$0.50 per ADS ("August 2024 Dividend"). The aggregate amount of cash distributed for the August 2024 Dividend was US$26.6 million. On November 19, 2024, our board of directors approved and adopted an amended dividend policy (the “Amended Dividend Policy”) to replace the prior dividend policy in its entirety, with immediate effect. Under the Amended Dividend Policy, we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of no less than 15% of our net income after tax in the previous fiscal year. On March 27, 2025, in order to provide investors with higher returns, our board of directors approved and adopted a further adjustment to the Amended Dividend Policy to increase the annual dividend amount such that we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of around 30% of our net income after tax in the previous fiscal year. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as our board of directors may deem relevant. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

ITEM 3. KEY INFORMATION

The Consolidated VIE and China Operations

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries, in which we hold equity ownership interests, and (ii) contractual arrangements among (x) Shanghai Kunjia, (y) the consolidated VIE, namely, Jiayin Technology, and (z) the shareholders of the consolidated VIE. We do not own any equity interest in Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the Jiayin Technology. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in China-based companies that engage in certain types of business, and we therefore operate these businesses in China through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies.

We have determined that we control Jiayin Technology for financial reporting purpose in accordance with the contractual arrangements. In June 2018, Shanghai Kunjia entered into a series of contractual arrangements with Jiayin Technology and its shareholders, allowing us to exercise effective control over Jiayin Technology. These agreements or their forms include:(i) an exclusive consultation and service agreement, which enables us to receive substantially all of the economic benefits of Jiayin Technology and its subsidiaries, (ii) powers of attorney and an equity pledge agreement, which provide us with effective control over Jiayin Technology, and (iii) an exclusive call option agreement, which provides us with the option to purchase all of the equity interests in Jiayin Technology. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and the Shareholders of Jiayin Technology.”

However, control through these contractual arrangements may be less effective than direct ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because it remains to be observed regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The interpretation and implementation of the Foreign Investment Law of the PRC may impact the viability of our current corporate structure, corporate governance and business operations,” “—If the PRC government deems that the Contractual Arrangements in relation to Jiayin Technology do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations,” and “—We rely on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for certain business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.”

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
(4)
Jiangxi Yunkaijianming Technology Co., Ltd. (“Jiangxi Yunkaijianming”, formerly known as “Geerong Yun (Shanghai) Technology Development Co., Ltd.) became our wholly-owned subsidiary after the business combination in September 2019.
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
(8)
Hainan Yinke Financing Guarantee Co., Ltd. (“Hainan Yinke”) was established in August 2021.
(9)
Guangxi Chuangzhen Information Technology Co., Ltd. (“Guangxi Chuangzhen”) was established in January 2022.
(10)
Shanghai Jirongzhicheng Enterprise Development Co., Ltd. (“Shanghai Jirongzhicheng”) was established in November 2024.

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

Transfer of funds between any entities in our consolidated group is subject to our cash management policy that outlines appropriate internal control procedures on the handling, depositing, receiving, transferring, safeguarding, and documentation and recording of cash assets. The finance department at the Jiayin Group Inc. level with authorized persons at each entity has the centralized responsibility for undertaking cash handling activity. Based on the amount of a fund transfer and the nature of the use of funds, requisite internal approval must be obtained prior to each fund transfer: all transactions require, at a minimum, the approval of the financial controller; for certain transactions with large amounts, approval of our vice president of finance, and in some instances, approval of both our vice president of finance and chief executive officer, is also required.

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

For the years ended December 31, 2022, 2023 and 2024, the consolidated VIE was in an accumulated deficit position. The consolidated VIE had accumulated deficits of RMB965 million, RMB636 million and RMB614 million (US$84 million) as of December 31, 2022, 2023 and 2024, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2024. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the years ended December 31, 2022, 2023 and 2024, the Parent company received the cash dividends from its PRC subsidiaries of nil, RMB157.7 and RMB303.7 million (US$41.6 million), respectively.

We provide loans to some of our overseas subsidiaries to support their business growth. We provided loans of RMB20.9 million, RMB5.6 million and nil to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2022, 2023 and 2024, respectively. As of the date of this annual report, we have disposed of our subsidiaries in Nigeria. In 2022, 2023 and 2024, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. As of the date of this annual report, dividends of RMB461.4 million (US$63.2 million) have been made to the Parent by the Parent’s subsidiaries.

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

On March 28, 2023, our Board approved and adopted a dividend policy, under which the Company may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year on a consolidated basis. On November 19, 2024, our board of directors approved and adopted an amended dividend policy (the “Amended Dividend Policy”) to replace the prior dividend policy in its entirety, with immediate effect. Under the Amended Dividend Policy, we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of no less than 15% of our net income after tax in the previous fiscal year. On March 27, 2025, in order to provide investors with higher returns, our board of directors approved and adopted a further adjustment to the Amended Dividend Policy to increase the annual dividend amount such that we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of around 30% of our net income after tax in the previous fiscal year. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as our board of directors may deem relevant. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital of all issued shares or the total amount of capital contribution subscribed by all shareholders, as registered with the registration authority. Furthermore, each of our PRC subsidiaries and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. As a result of these and other restrictions under the PRC laws and regulations, our PRC subsidiaries and the consolidated VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiaries and the consolidated VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries and the consolidated VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

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

Condensed Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2023 and 2024 of (i) the Parent, (ii) the WFOE, (iii) the other subsidiaries of the Parent inside and outside mainland China, separately, and (iv) the VIE Group, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2022 and 2023 and 2024 Our and the VIE Group’s consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP except that the equity method has been used to account for investments in subsidiaries and VIE. Our and the VIE Group’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our and the VIE Group’s consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2024
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	298	5,439	114	530,424	4,248	—	540,523
Accounts receivable and contract assets, net	—	54,404	—	2,932,351	—		2,986,755
Long-term investments, net	—	—	—	—	162,267	—	162,267
Investment in subsidiaries and VIEs and VIEs' subsidiaries	3,101,038	—	69,201	—	3,244,525	(6,414,764)	—
Intercompany balances*	79,697	228,195	—	(73,550)	(234,342)	—	—
Other assets	2,506	80,057	—	1,614,799	22,986	—	1,720,348
Total assets	3,183,539	368,095	69,315	5,004,024	3,199,684	(6,414,764)	5,409,893
Liabilities
Tax payables	—	25,935	—	658,447	2,652	—	687,034
Other liabilities	54,266	272,959	89	1,170,278	97,653	—	1,595,245
Total liabilities	54,266	298,894	89	1,828,725	100,305	—	2,282,279
Total net assets	3,129,273	69,201	69,226	3,175,299	3,099,379	(6,414,764)	3,127,614

* Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2023
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	804	81,384	1,682	275,054	11,269	—	370,193
Accounts receivable and contract assets, net	—	97,187	—	2,006,358	—	—	2,103,545
Long-term investments, net	—	—	—	—	101,481	—	101,481
Investment in subsidiaries and VIEs and VIEs' subsidiaries	2,269,730	—	12,913	—	2,256,571	(4,539,214)	—
Intercompany balances*	134,255	62,917	—	6,225	(203,397)	—	—
Other assets	2,627	74,280	—	2,795,297	197,343	—	3,069,547
Total assets	2,407,416	315,768	14,595	5,082,934	2,363,267	(4,539,214)	5,644,766
Liabilities
Tax payables	—	24,249	1	519,951	24,618	—	568,819
Other liabilities	25,275	278,606	1,650	2,319,356	70,599	—	2,695,486
Total liabilities	25,275	302,855	1,651	2,839,307	95,217	—	3,264,305
Total net assets	2,382,141	12,913	12,944	2,243,627	2,268,050	(4,539,214)	2,380,461

* Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	For the year ended December 31, 2024
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	1,621,778	—	5,827,136	39,696	(1,687,578)	5,801,032
Total operating costs and expenses	(3,736)	(1,608,346)	(26)	(4,588,087)	(40,400)	1,687,578	(4,553,017)
(Loss)/Income from operations	(3,736)	13,432	(26)	1,239,049	(704)	—	1,248,015
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	1,060,219	—	22,309	—	1,095,954	(2,178,482)	—
Net income	1,056,478	22,309	22,302	1,073,652	1,229,209	(2,347,482)	1,056,468

	For the year ended December 31, 2023
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	1,670,688	—	4,720,863	96,483	(1,021,161)	5,466,873
Total operating costs and expenses	(4,546)	(1,614,045)	(45)	(3,444,526)	(92,402)	1,021,161	(4,134,403)
(Loss)/Income from operations	(4,546)	56,643	(45)	1,276,337	4,081	—	1,332,470
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	1,720,465	—	328,844	—	1,469,714	(3,519,023)	—
Net income	1,297,619	328,844	328,866	1,140,848	1,720,422	(3,519,023)	1,297,576

	For the year ended December 31, 2022
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	972,029	—	2,979,683	44,100	(724,398)	3,271,414
Total operating costs and expenses	(6,494)	(919,825)	(45)	(1,798,121)	(89,308)	724,398	(2,089,395)
(Loss)/Income from operations	(6,494)	52,204	(45)	1,181,562	(45,208)	—	1,182,019
Equity in earnings of subsidiaries and VIEs and VIEs' subsidiaries	1,199,673	—	164,741	—	1,165,074	(2,529,488)	—
Net income	1,179,658	164,741	164,722	1,000,352	1,200,247	(2,529,488)	1,180,232

	For the year ended December 31, 2024
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash provided by (used in) operating activities	300,515	(169,333)	(7)	1,624,602	(27,553)	(302,736)	1,425,488
Net cash (used in) provided by investing activities	—	(61,774)	(1,561)	(943,632)	304,398	(80,951)	(783,520)
Net cash (used in) provided by financing activities	(301,006)	152,727	—	(288,500)	(279,595)	383,687	(332,687)

	For the year ended December 31, 2023
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash provided by (used in) operating activities	144,310	139,602	291	327,764	(64,707)	(157,672)	389,588
Net cash (used in) provided by investing activities	—	(74,100)	(38,081)	(49,526)	223,695	(167,838)	(105,850)
Net cash (used in) provided by financing activities	(155,400)	—	38,081	(244,000)	(157,672)	325,510	(193,481)

	For the year ended December 31, 2022
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside mainland China	Subsidiaries outside mainland China	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in) provided by operating activities	(21,917)	8,807	15,020	146,876	(15,194)	—	133,592
Net cash used in investing activities	—	(7,265)	—	(9,466)	(6,218)	—	(22,949)
Net cash provided by (used in) financing activities	8,783	—	(21,349)	—	—	—	(12,566)

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

As advised by our PRC legal counsel, we believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither the consolidated VIE nor any of our other subsidiaries has been recognized as critical information infrastructure operators; and (ii) data processed in the consolidated VIE and our other subsidiaries’ business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Geerong Yunke Information Technology Co., Ltd. (“Geerong Yunke”) and Shanghai Yixin Internet Technology Co., Ltd.(“Shanghai Yixin”) may be deemed to be providing commercial Internet information services, which would require the aforementioned companies to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

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

Risks Relating to the Consolidated VIE and China Operations

Investing in the ADSs involves a high degree of risk. You should carefully consider the risks described under “Item 3. Key Information—D. Risk Factors” and other information contained in this annual report on Form 20-F, before you decide whether to purchase the ADSs. In particular, we are subject to risks and uncertainties relating to our corporate structure and doing business in China, including, but not limited to, the following:

•
Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. The interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government remains to be observed, which could affect the enforceability of our contractual arrangements with Jiayin Technology and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements;
•
The PRC government has authority to exert influence on the China operations of an offshore holding company, such as us. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations;
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
•
The interpretation and implementation of the Foreign Investment Law of the PRC may impact the viability of our current corporate structure, corporate governance and business operations;
•
If the PRC government deems that the Contractual Arrangements in relation to Jiayin Technology do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations;
•
We rely on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for certain business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law;
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
•
A downturn in the global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our and the VIE Group’s business and financial condition;
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
•
We and the VIE Group may be adversely affected by the complexity and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations;
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
•
Governmental administration of conversion and remittance of foreign currency may limit our ability to transfer cash out of China to fund any cash and financing requirements we may have, and may affect the value of your investment;

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
•
We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary; and
•
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

For further details on the regulatory, liquidity and enforcement risks relating to our corporate structure and the fact that we conduct substantially all of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”

Risks Related to PCAOB Inspections

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our and the VIE Group’s financial statements as of December 31, 2022 and for the year ended December 31, 2022 contained in this annual report have been audited by Marcum Asia CPAs LLP, or Marcum Asia, an independent registered public accounting firm that is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. As of the date hereof, Marcum Asia is not included in the list of PCAOB identified firms in the PCAOB Determination Report issued on December 16, 2021. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. On December 18, 2023, we dismissed Marcum Asia and appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, which is located in mainland China, as our independent registered public accounting firm, to issue our audit report for the fiscal years ended December 31, 2023 and 2024. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

Enforceability of Civil Liability

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. None of our directors and executive officers resides in Hong Kong, and their assets are primarily located outside Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

•
We and the VIE Group operate in China’s online consumer finance marketplace, an evolving industry, which makes it difficult to evaluate our and the VIE Group’s future prospects.
•
The laws and regulations governing online consumer finance industry in China are evolving and subject to changes, which may limit the growth of our and the VIE Group’s business. If we and the VIE Group fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our and the VIE Group’s business, financial conditions and results of operations would be materially and adversely affected.
•
Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. The interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government remains to be observed, which could affect the enforceability of our contractual arrangements with Jiayin Technology and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements.
•
If our and the VIE Group’s practice is deemed to violate any PRC laws and regulations, our and the VIE Group’s business, financial condition and results of operations would be materially and adversely affected.
•
Our and the VIE Group’s cooperation with institutional funding partners may expose us to regulatory requirements and we and the VIE Group may be required to obtain additional government approval or license due to our and the VIE Group’s cooperation with institutional funding partners.
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
•
Fraudulent activities on our and the VIE Group’s platform could negatively impact our and the VIE Group’s operating results, brand and reputation and cause the use of our and the VIE Group’s loan facilitation services to decrease.
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
•
The PRC government has authority to exert influence on the China operations of an offshore holding company, such as us. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations.
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

•
We rely on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for certain business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.
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

Risks Relating to Our Business and Industry

We and the VIE Group operate in China’s online consumer finance marketplace, an evolving industry, which makes it difficult to evaluate our and the VIE Group’s future prospects.

The regulatory framework for China’s online consumer finance industry is evolving. It is possible that the PRC laws and regulations may change in ways that do not favor our and the VIE Group’s development. If that happens, there may not be adequate loans facilitated on our and the VIE Group’s platform, and our and the VIE Group’s current business model may be negatively affected. Attracting and retaining borrowers and institutional funding partners is critical to increase the volume of loans facilitated through our and the VIE Group’s platform. In addition, our and the VIE Group’s business has grown substantially in recent years, but our and the VIE Group’s past growth rates may not be indicative of our and the VIE Group’s future growth.

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

The laws and regulations governing online consumer finance industry in China are evolving and subject to changes, which may limit the growth of our and the VIE Group’s business. If we and the VIE Group fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our and the VIE Group’s business, financial conditions and results of operations would be materially and adversely affected.

The laws and regulations governing online consumer finance industry in China are evolving. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the Civil Code of the PRC and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.”

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

The laws, regulations, rules and governmental policies are expected to continue to evolve in our and the VIE Group’s industry. The growth in popularity of online consumer finance in China increases the likelihood for the government authorities to further regulate our and the VIE Group’s industry. For instance, business failures of, or accusations of fraud and unfair dealing against, certain companies in the online consumer finance industry in China have surfaced in recent years, creating a negative public perception of online consumer finance market players. In an effort to manage risks and maintain market integrity, PRC regulatory authorities have issued various guidelines and policies that impose stricter requirements on online consumer finance platforms. Certain of these policies impose limits on the growth of the online consumer finance industry and market. Considering the regulatory environment on online lending intermediaries, we and the VIE Group ceased to offer new loans for online individual investors’ subscription since April 2020 and transitioned to a full institutional funding partner model. In November 2020, the outstanding loan balance of our and the VIE Group’s legacy P2P lending business was reduced to zero.

We and the VIE Group are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the online consumer finance industry, or the status and scrutiny of implementation thereof will have on our and the VIE Group’s business, financial condition and results of operations. Future changes to the PRC law and regulation may require us to change our business model or limit the growth of our and the VIE Group’s business. To the extent that we and the VIE Group are not able to fully comply with any applicable laws or regulations, our and the VIE Group’s business, financial condition and results of operations may be materially and adversely affected.

If our and the VIE Group’s practice is deemed to violate any PRC laws and regulations, our and the VIE Group’s business, financial condition and results of operations would be materially and adversely affected.

The PRC regulatory regime with respect to the online consumer finance industry is evolving, which result in difficulties in determining whether our and the VIE Group’s existing practices may be interpreted to violate any applicable laws and regulations.

To comply with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we and the VIE Group have implemented various policies and procedures to conduct our and the VIE Group’s business and operations. However, we and the VIE Group cannot be certain that our and the VIE Group’s existing practices would not be deemed to be in violation of any existing or future laws, rules and regulations that are applicable to our and the VIE Group’s business.

Circular 141 requires banking financial institutions that participate in the “cash loan” business to ensure that no third parties will charge borrowers any interest or fees from borrowers and they themselves will not accept any credit enhancement services or other similar services from third parties without qualification to provide guarantee. Since the third quarter of 2019, we and the VIE Group have proactively made an adjustment to our and the VIE Group’s cooperation model with institutional funding partners through Geerong Yunke and Jiangxi Yunkaijianming. To comply with Circular 141, we and the VIE Group cooperate with certain institutional funding partners such as commercial banks, trusts, consumer finance companies and microcredit companies by having them charge fees directly from borrowers and pay service fees to us. However, due to the fact that the laws and regulations are rapidly evolving, we and the VIE Group cannot assure you that our and the VIE Group’s business model will be in full compliance with existing and future laws and regulations.

Moreover, Circular 141 prohibits banking financial institutions from outsourcing core businesses, such as credit examination and risk control. Currently, loans facilitated by Geerong Yunke and Jiangxi Yunkaijianming are directly funded to the borrowers. We and the VIE Group refer to such institutional funding partners borrowers from qualified credit applicants, and only provide initial screening and technical services. They will then review the applications and conduct risk controls themselves. However, we and the VIE Group cannot rule out the possibility that government authorities could consider our and the VIE Group’s services to be in violation of Circular 141. If any of our and the VIE Group’s services are deemed to be in violation of Circular 141, we and the VIE Group could face penalties, including but not limited to suspensions of operation, orders to rectify and condemnation. If this is the case, our and the VIE Group’s business, financial condition and results of operations could be materially and adversely affected.

In addition, on October 9, 2019, CBIRC, together with eight other PRC regulatory agencies jointly issued the Notice on Printing and Distributing the Supplementary Provisions on the Supervision and Management of Financing Guarantee Companies (the “CBIRC Circular 37”), which explicitly provides that institutions providing customer promotion, credit assessment and other services for various lending institutions shall not provide financing guarantee services without approval. For the loans facilitated between borrowers and institutional funding partners, we and the VIE group have engaged third-party licensed financing guarantee companies (the “Licensed Credit Enhancement Providers”) to provide financing guarantees to our and the VIE Group’s institutional funding partners. If any borrower defaults, the Licensed Credit Enhancement Providers are obligated to repay the overdue amount and interest to the corresponding institutional funding partner. The Licensed Credit Enhancement Providers also demand counter-guarantees by another credit enhancement company in some contracts cases. Under certain circumstances, we and the VIE Group also provide additional commitment to certain institutional funding partners or the Licensed Credit Enhancement Providers. To better manage the associated risks, we and the VIE Group in turn obtain a back-to-back guarantee from another third-party company.

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

To further reduce the regulatory risks, apart from licensed third-party financing guarantee companies, starting January 2022, we and the VIE Group established our and the VIE Group’s own licensed financing guarantee companies to provide additional commitment to certain institutional funding partners or the Licensed Credit Enhancement Providers, or provide financing guarantee services directly to our and the VIE Group’s institutional funding partners for the loans funded by them. According to the regulations on financial guarantee, the maximum amount of outstanding guarantee liabilities of a licensed financing guarantee company may not exceed ten times of its net assets. As a result, the maximum amount of outstanding guarantee liabilities that can be provided by our and the VIE Group’s own licensed guarantee companies cannot meet the needs of all of our institutional funding partners.

Furthermore, it is reported that, in July 2021, the Credit Bureau of the PBOC issued a notice to the online platform operators, requiring online platforms to achieve full “disconnection” of personal information from financial institutions. Online platform operators which provide online loan facilitating services, shall not provide information submitted by individuals, information generated within the online platform or information obtained from external sources directly to financial institutions in the name of application information, identity information, basic information, personal profile scoring information, etc. During our and the VIE Group’s cooperation with certain institutional funding partners since the third quarter of 2019, we and the VIE Group provide the personal information of individual borrowers after initial screening to our and the VIE Group’s institutional funding partners. To ensure compliance, we have involved two licensed credit reporting institutions and have substantially completed our business adjustments with respect to disconnecting direct connection for credit reporting as of the date of this annual report. In particular, we have entered into collaboration agreements with two licensed credit reporting institutions to ensure the flow of personal information complies with the requirements of Measures for the Administration of the Credit Reporting and the notice of the Credit Bureau of the PBOC.

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

As of the date of this annual report, we and the VIE Group have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry and financing guarantee services in China. If our and the VIE Group’s practice is deemed to violate any laws, regulations and rules, we and the VIE Group may face, among others, regulatory warning, corrective order, condemnation, fines and criminal liability. If such situations occur, our and the VIE Group’s business, financial condition, results of operations and prospects would be materially and adversely affected.

Our and the VIE Group’s cooperation with institutional funding partners may expose us to regulatory requirements and we and the VIE Group may be required to obtain additional government approval or license due to our and the VIE Group’s cooperation with institutional funding partners.

We and the VIE Group have expanded our and the VIE Group’s institutional funding partner base and the volume of loans funded by our and the VIE Group’s institutional funding partners in 2020 and since April 2020, we and the VIE Group collaborate exclusively with institutional funding partners to fund our and the VIE Group’s loans. Our and the VIE Group’s collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory requirements faced by such institutional funding partners. For example, Circular 141 provides a series of guidance on the cash loan business of financial institutions. In July 2020, the CBIRC issued the Commercial Banks Online Lending Measures to provide detailed rules on online loans provided by commercial banks. Further, on February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. To comply with such guidance, our and the VIE Group’s institutional funding partners, such as commercial banks, trusts, consumer finance companies and microcredit companies, may need to change their cooperation model with their business partners, including us, which may adversely affect our and the VIE Group’s business. In addition, we and the VIE Group cannot assure you that the business operations of our and the VIE Group’s institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our and the VIE Group’s institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our and the VIE Group’s business, financial condition and prospects would be materially and adversely affected.

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

While we operate our businesses with a focus on the China market, we have been exploring opportunities in other developing countries with a significant size of low- to mid- income population in recent years and intend to continue to expand our businesses in international markets. For example, we established our Indonesia office in 2019 to supervise our rapid development in Southeast Asia and we increased our investments in Indonesia in recent years to explore more business opportunities in local markets.

Operating a multinational business creates difficulties associated with staffing, managing our global operations, as well as complying with local legal and regulatory requirements. Our existing operations in international markets may not succeed eventually, and may expose us to increased risks associated with different market dynamics and competition in the international markets. We are subject to a variety of local laws and regulations that involve matters central to our business, including, among others, financial services, data privacy and security, competition, consumer protection and taxation. These laws can be particularly restrictive in certain jurisdictions, as they constantly evolve and remain subject to change. In addition, the application and interpretation of these laws and regulations, which are subject to change, could result in government inquiries, claims, disputes, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm our business.

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

The total loan facilitation volume facilitated through our and the VIE Group’s platform was RMB55.5 billion in 2022, RMB88.1 billion in 2023 and RMB100.8 billion (US$13.8 billion) in 2024, respectively. To maintain the high growth momentum of our and the VIE Group’s platform, we and the VIE Group must continuously increase the volume of loans by retaining current participants and attracting more users whose financing needs can be met on our and the VIE Group’s platform. If there are insufficient institutional funding sources, borrowers may not be able to obtain capital through our and the VIE Group’s platform and may turn to other sources for their borrowing needs. If we and the VIE Group are unable to attract qualified borrowers and sufficient institutional funding, or if borrowers do not continue to participate in our and the VIE Group’s platform at the current rates due to any changes or other business or regulatory reasons, we and the VIE Group may be required to modify the way we and the VIE Group conduct our and the VIE Group’s business to ensure compliance with existing or new PRC laws and regulations, we and the VIE Group might not be able to increase our and the VIE Group’s loan transaction volume and revenues as we and the VIE Group expect, and our and the VIE Group’s business and results of operations may be adversely affected.

If we and the VIE Group are unable to secure funding from institutional funding partners on terms acceptable to us, or at all, our and the VIE Group’s reputation, results of operations and financial condition may be materially and adversely affected.

We and the VIE Group collaborate with institutional funding partners to fund certain loans we and the VIE Group facilitate. Our and the VIE Group’s current institutional funding partners include commercial banks, trusts, consumer finance companies and microcredit companies. The growth and success of our and the VIE Group’s future operations depend on the availability of adequate funding, at a commercially reasonable cost, to meet borrower demand for loans facilitated on our and the VIE Group’s platform.

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

Our and the VIE Group’s institutional funding partners typically agree to provide funding to our and the VIE Group’s users who meet their predetermined criteria, subject to their approval process. In addition, while our and the VIE Group’s users’ loan requests are usually approved if they fall within the parameters set and agreed upon by us and our and the VIE Group’s institutional funding partners, they may implement additional requirements in their approval process outside of our and the VIE Group’s monitor and control. Thus, there is no assurance that our and the VIE Group’s institutional funding partners could provide reliable, sustainable and adequate funding to support the required liquidity as they could decline to fund user loans facilitated on our and the VIE Group’s platform. In addition, if PRC laws and regulations impose more restrictions on cooperation with institutional funding partners, these institutional funding partners will become more selective in choosing cooperation partners, which may drive up the funding costs and the competition among loan facilitation platforms to cooperate with a limited number of institutional funding partners as well as other non-institutional funding sources. Any of the above may materially increase our and the VIE Group’s funding costs, which may adversely affect our and the VIE Group’s results of operations and profitability. Furthermore, if PRC laws and regulations are issued that prohibit our and the VIE Group’s cooperation with our and the VIE Group’s institutional funding partners, our and the VIE Group’s cooperation with our and the VIE Group’s funding partners may have to be terminated or suspended, which may materially and adversely affect our and the VIE Group’s business, financial condition and results of operations.

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

Furthermore, our and the VIE Group’s platform features a high proportion of repeat borrowers. Out of the total loan volume facilitated through our and the VIE Group’s platform in 2022, 2023 and 2024, 71.6%, 75.0% and 74.2%, respectively, was attributable to repeat borrowers who had successfully borrowed on our and the VIE Group’s platform before. The loan size of repeat borrowing of repeat borrowers tends to be larger than that of first time borrowing. Repeat borrowing also generally contributes to a higher overall credit quality of borrowers on our and the VIE Group’s platform as we and the VIE Group only permit borrowers with positive repayment histories to become repeat borrowers. If we and the VIE Group are unable to maintain a high-quality user experience in the future, the numbers of our and the VIE Group’s repeat borrowing rate and repeat borrowers on our and the VIE Group’s platform will decrease. As a result, the credit quality, amount of transaction and service fees and overall profitability of our and the VIE Group’s platform may be adversely affected.

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
•
effectively manage and resolve complaints from borrowers and institutional funding partners; and
•
effectively protect personal information and privacy of borrowers and institutional funding partners.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As the China online consumer finance industry is evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules to develop a more transparent regulatory environment for the online consumer finance industry. Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new funding partners and borrowers. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms like us. For instance, there were a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the online consumer finance industry in China. Although the market exits of these companies may result in more healthy and stable development of the overall online consumer finance industry, to the extent borrowers or funding partners associate our company with these companies, they may be less willing to initiate transactions on our platform. Our business, financial condition and results of operations were adversely affected by such unfavorable market developments. See “Item 5. Operating and Financial Review and Prospects.”

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

On September 1, 2015, the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases came into effect and was then amended on August 20, 2020 and January 1, 2021. Under these amendments, if the service fees or other fees that we and the VIE Group charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and the VIE Group and our and the VIE Group’s business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our and the VIE Group’s request to demand the payment of fees that exceed the limit from the borrower. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. The one-year Loan Prime Rate issued by the National Bank Interbank Funding Center on April 21, 2025 was 3.1%, and we and the VIE Group cannot assure you that the one-year Loan Prime Rate or the upper limit on interest and fee rates will not decrease in the future. As to the cases accepted by PRC courts of first instance on or after August 20, 2020 and in which the loan contracts were established before August 20, 2020, if the lender requests that the court apply the previous limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit.

On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the relevant financial business of microcredit companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities. However, it remains to be further observed in the interpretation and implementation of the two amendments, including their applicability in practice, the basis of the formula used to calculate the interest limit, and the scope of inclusion of related fees, as well as inconsistencies between the standard and the level of enforcement by different PRC courts. If we and the VIE Group are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the maximum interest rates permitted by the relevant laws, regulations, policies or guidance, we and the VIE Group could be subject to orders of suspension, cessation or rectification, cancellation of qualifications, or other penalties, and our and the VIE Group’s business, financial condition, results of operations and our and the VIE Group’s cooperation with business partners could be materially and adversely affected as a result.

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

Consequently, PRC courts will not uphold our and the VIE Group’s request to demand the payment of fees that exceed the limit from the borrower. If the borrower has already paid the fees that exceed the limit, the borrower may request that our own licensed financing guarantee companies which directly provide financing guarantee services to the institutional funding partners refund the portion exceeding the limit and the PRC courts may uphold such requests. To ensure compliance with the caps, our and the VIE Group’s own licensed financing guarantee companies may need to reduce the fees they charge to our and the VIE Group’s borrowers, subject to further negotiation with them. Institutional funding partners may further lower the annual percentage rate of charge of their loans from time to time if the cap of aggregated borrowing costs charged by licensed financial institutions is further lowered by any newly adopted, or by the application of any existing, laws, regulations or ruling. If our and the VIE Group’s funding partners or us are unable to comply with such regulatory requirements, supervision or guidance or are deemed to be charging above the limits permitted by the relevant laws and regulations, our and the VIE Group’s business, financial condition, results of operations and our and the VIE Group’s cooperation with our and the VIE Group’s funding partners could be materially and adversely affected.

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

Fraudulent activities on our and the VIE Group’s platform could negatively impact our and the VIE Group’s operating results, brand and reputation and cause the use of our and the VIE Group’s loan facilitation services to decrease.

We and the VIE Group are subject to the risk of fraudulent activities both on our and the VIE Group’s platform, which may be associated with borrowers, funding partners and third parties handling the information of borrowers and funding partners. Our and the VIE Group’s resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activities could negatively impact our and the VIE Group’s brand and reputation, result in losses suffered by the funding partners, reduce the volume of loans facilitated through our and the VIE Group’s platform and lead us to take additional steps to reduce fraud risk, which could increase our and the VIE Group’s costs and expenses. High profile fraudulent activities could even lead to regulatory intervention and litigation, and may divert our and the VIE Group’s management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our and the VIE Group’s results of operations and financial condition could be materially and adversely affected.

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

The online consumer finance market is an evolving industry in China. We and the VIE Group face competition from other online consumer finance platforms, online platforms that engage in online loan facilitation and traditional financial institutions. We and the VIE Group compete with other online platforms that engage in online lending businesses for borrowers. We and the VIE Group also compete with traditional financial institutions, including credit card issuers, online consumer finance business units in commercial banks and other online consumer finance companies.

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

In addition, our and the VIE Group’s competitors may be better at developing new products, or responding faster to new technologies. When new competitors seek to enter our and the VIE Group’s target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our and the VIE Group’s market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is evolving, potential funding partners and borrowers may not fully understand how our and the VIE Group’s platform works and may not be able to fully appreciate the additional customer protections and features that we and the VIE Group have invested in and adopted on our and the VIE Group’s platform as compared to others. Our and the VIE Group’s pricing and terms could deteriorate if we and the VIE Group fail to act to meet these competitive challenges. Furthermore, to the extent that our and the VIE Group’s competitors are able to offer more attractive terms to our and the VIE Group’s business partners, such business partners may choose to terminate their relationships with us. If we and the VIE Group are unable to compete with such companies and meet the need for innovation in our and the VIE Group’s industry, the demand for our and the VIE Group’s platform could stagnate or substantially decline, we and the

VIE Group could experience reduced revenues and our and the VIE Group’s platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our and the VIE Group’s business and results of operations.

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

We and the VIE Group have incurred expenses on a variety of brand promotion and borrower and online investor acquisition efforts designed to enhance our and the VIE Group’s brand recognition and increase the number of borrowers and online investors on our and the VIE Group’s platform. The costs of any such branding and marketing activities are likely to be considerable. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we and the VIE Group fail to successfully promote and maintain our and the VIE Group’s brand and increase revenues while incurring substantial expenses, our and the VIE Group’s results of operations and financial condition would be adversely affected, which may impair our and the VIE Group’s ability to grow our and the VIE Group’s business.

We and the VIE Group operate in a market where the credit infrastructure is still developing.

China’s credit infrastructure is still developing. The nationwide financial basic credit reporting system operated by the Credit Reference Center, which was established by the People’s Bank of China in 2006, only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Moreover, this credit database is accessible to data owners themselves and data users who have obtained written authorization from the data owners. In 2015, the People’s Bank of China announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely- applicable, reliable and sophisticated credit infrastructure in the market we and the VIE Group operate.

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

The PRC government authorities have enacted a series of laws and regulations on the protection of personal information, under which Internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We and the VIE Group have obtained written consent from our and the VIE Group’s users to use their personal information within the scope of authorization and we and the VIE Group have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information from. However, it remains to be observed as to the interpretation and application of such laws. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our and the VIE Group’s current policies and practices, changes to the features of our and the VIE Group’s system may be required and additional costs may be incurred. We and the VIE Group cannot assure you that our and the VIE Group’s existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we and the VIE Group are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we and the VIE Group may incur additional costs and liability and our and the VIE Group’s reputation, business and operations might be adversely affected. See ‘‘Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on Privacy Protection’’ for more details.

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

In addition, on June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. On August 20, 2021, the SCNPC issued the Personal Information Protection Law, effective since November 1, 2021, which reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. On December 28, 2021, the CAC published the Measures for Cybersecurity Review, which took effect on January 15, 2022 and further restates and expands the applicable scope of the cybersecurity review. Pursuant to the draft measures, critical information infrastructure operators that intend to purchase internet products and services and online platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. On September 30, 2024, the State Council released the Network Data Regulation, which came into force on January 1, 2025. The Network Data Regulation is not only the first at the administrative regulation level specifically for network data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cyber Security Law, the Data Security Law, and Personal Information Protection Law.

The relevant regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. We and the VIE Group believe that we and the VIE Group have conformed our and the VIE Group’s practices in line with current requirements. However, we and the VIE Group cannot assure that our and the VIE Group’s existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our and the VIE Group’s current policies and practices or require changes to the features of our and the VIE Group’s system. If we and the VIE Group are unable to address any information protection concerns, any compromise of security that results unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we and the VIE Group may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our and the VIE Group’s users to lose trust in us, which could have a material adverse effect on our and the VIE Group’s business, results of operations, financial condition and prospects.

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

We and the VIE Group collect, process and store personal information concerning our and the VIE Group’s borrowers, as well as personal information pertaining to our and the VIE Group’s business partners and employees. Compliance with applicable personal information and information security laws and regulations is a rigorous and time-intensive process. As global information protection laws and regulations increase in number and complexity, we and the VIE Group cannot assure you that our and the VIE Group’s information protection systems will be considered sufficient under all applicable laws and regulations. Furthermore, we and the VIE Group cannot assure you that the information we and the VIE Group receive from our and the VIE Group’s third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations. Moreover, there could be new laws, regulations or industry standards that require us to change our and the VIE Group’s business practices and privacy policies, and we and the VIE Group may also be required to put in place additional mechanisms ensuring compliance with new information protection laws, all of which may increase our and the VIE Group’s costs and materially harm our and the VIE Group’s business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, result in the delayed or halted processing of personal information that we and the VIE Group need to undertake to carry on our and the VIE Group’s business, as well as the forced transfer or confiscation of certain personal information.

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

We and the VIE Group have not been subject to fines or other penalties, or suffered business or other reputational harm, as a result of actual or alleged money laundering or terrorist financing activities in the past. However, our and the VIE Group’s policies and procedures may not be completely effective in preventing other parties from using us, any of our and the VIE Group’s users or third-party partners as a conduit for money laundering (including illegal cash operations), terrorist financing or sanctioned activities without our and the VIE Group’s knowledge. If we and the VIE Group were to be associated with money laundering (including illegal cash operations), terrorist financing or sanctioned activities, our and the VIE Group’s reputation could suffer and we and the VIE Group could become subject to regulatory fines, sanctions, or legal enforcement, including being added to any “blacklists” that would prohibit certain parties from engaging in transactions with us, all of which could have a material adverse effect on our and the VIE Group’s financial condition and results of operations. In addition, the laws and regulations on anti-money laundering and anti-terrorist financing might be tightened in the future, which may impose more obligations on us and our and the VIE Group’s users and third-party partners. Even if we, our and the VIE Group’s users and business partners comply with the applicable domestic and overseas anti-money laundering laws and regulations, we and the VIE Group may not be able to fully eliminate money laundering and other illegal or improper activities in light of the complexity and the secrecy of these activities.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are a public company in the United State subject to reporting obligations under the U.S. securities laws. Among other things, the Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. We are required to include such report in our annual report on Form 20-F starting from the fiscal year ended December 31, 2020. In addition, as we ceased to be an “emerging growth company” for the fiscal year ending December 31, 2024, such term is defined in the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of

2015), or the JOBS Act, our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal control over financial reporting.

Our management and our independent registered public accounting firm, which has issued an attestation report, have concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures”.

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

Our recent purchase of certain commercial property has placed and may continue to place constraints on our cash position and liquidity, and any future decline in value of such property could materially and adversely affect our results of operation.

On December 17, 2024, we entered into a definitive agreement to purchase certain commercial property located in Shanghai, China (the “Commercial Property”) of approximately 43,500 square meters for total cash consideration of approximately RMB1.35 billion (US$184.9 million). In March 2025, we paid all consideration for, and obtained title to, the Commercial Property. The Commercial Property will primarily be used as our new headquarters to meet the demand arising from the continuing growth of our businesses. As we paid the purchase price using cash on hand, the purchase of the Commercial Property has and may continue to place constraints on our cash and liquidity, which may limit our ability to deploy capital for other strategic initiatives to drive our business growth. If the Commercial Property does not generate expected financial or strategic benefits over time, the return on our investment may be lower than anticipated, which could negatively impact shareholder value.

In addition, the Commercial Property may decline in value and accordingly may be subject to significant impairment losses. We evaluate the Commercial Property for impairment on a periodic basis based on events and changes in circumstances that may impact the carrying amounts of such property. If we determine that the fair value of the Commercial Property is less than its carrying value, we may need to adjust the value of such property and recognize an impairment loss, in which case our results of operation may be materially and adversely affected.

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

We have made certain investments and acquisitions during past years. However, our investments and acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan facilitation services provided by our and the VIE Group’s platform or that any new or enhanced loan facilitation services, if developed, will achieve market acceptance or prove to be profitable.

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

On December 18, 2023, we dismissed Marcum Asia CPAs LLP, a firm registered with the PCAOB and headquartered in New York, the United States, and appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, which is located in mainland China, as our independent registered public accounting firm. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2024 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

Risks Relating to Our Corporate Structure

Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. The interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government remains to be observed, which could affect the enforceability of our contractual arrangements with Jiayin Technology and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements.

We are an exempted company incorporated under the laws of the Cayman Islands, and Shanghai Kunjia, our indirectly wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. However, PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we conduct our business activities through the consolidated VIE in China. As such, Shanghai Kunjia entered into the Contractual Arrangements with Jiayin Technology and the shareholders of Jiayin Technology, among others, pursuant to which, we are able to:(i) exercise effective control over Jiayin Technology; (ii) receive substantially all of the economic benefits of Jiayin Technology and its subsidiaries; (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of Jiayin Technology when and to the extent permitted by laws; (iv) have an exclusive option to purchase, or designate one or more persons to purchase from Jiayin Technology all or any part of its assets at any time and from time to time in our absolute direction to the extent permitted by PRC laws; (v) appoint us or our designated person to exercise all shareholder rights in Jiayin Technology; and (vi) have all of the equity interests in Jiayin Technology pledged to us as a continuing first priority security interest for performance of the Contractual Arrangements. The Contractual Arrangements allow the results of operation and assets and liabilities of Jiayin Technology to be consolidated into our results of operations and assets and liabilities under U.S. GAAP as if it was our wholly-owned subsidiary.

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

The PRC government has authority to exert influence on the China operations of an offshore holding company, such as us. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations.

Substantially all of our and the consolidated VIE’s operations are located in China and as a result, the continuation of the underlying operations in China is vital to our and the consolidated VIE’s success. The PRC government has authority to exert influence on the China operations of an offshore holding company, such as us. Despite economic reforms and measures implemented by the PRC government, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency.

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

PRC companies are subject to various PRC laws, regulations and government policies and the relevant laws, regulations and policies continue to evolve. The recent statements and regulatory actions by China’s government, such as those related to the use of data security, anti-monopoly concerns, and the regulatory approvals on overseas listings, may impact our ability to conduct the business, accept foreign investments and/or list on a U.S. or other foreign exchange. In addition, the PRC government may adopt new measures that may affect our and the consolidated VIE’s operations, or may exert more oversight and influence on offerings conducted outside of China and foreign investment in China-based companies, and we and the consolidated VIE may be subject to challenges brought by these new laws, regulations and policies. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may change. Furthermore, as we and the consolidated VIE may be subject to additional, yet undetermined, laws and regulations, compliance may require us to obtain additional permits and licenses, complete or update registrations with relevant regulatory authorities, adjust our and the consolidated VIE’s business operations, as well as allocate additional resources to monitor developments in the relevant regulatory environment. However, under the stringent regulatory environment, it may take much more time for the relevant regulatory authorities to approve new applications for permits and licenses, and complete or update registrations and we cannot assure you that we and the consolidated VIE will be able to comply with these laws and regulations in a timely manner or at all. The failure to comply with these laws and regulations may delay, or possibly prevent, us to conduct business, accept foreign investments, or listing overseas.

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

In light of the foregoing, as advised by our PRC legal counsel, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we nor the consolidated VIE has been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures will be applicable to a future offering conducted by China-based companies listed overseas. However, it remains to be observed as to how the Cybersecurity Review Measures will be interpreted and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we and the consolidated VIE will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us.

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

On September 30, 2024, the State Council released the Regulations on the Management of Network Data Security, also known as the Network Data Regulation, which came into force on January 1, 2025. The Network Data Regulation is not only the first at the administrative regulation level specifically for network data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cyber Security Law, Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including requiring network data handlers to specify the purpose and method of personal information processing, as well as the types of personal information involved, before any personal information is handled. It also clarifies definitions for important data, outlines the obligations of those handling important data, establishes broader contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers. As the Network Data Regulation is relatively new, it remains to be seen how this regulation will be interpreted and implemented, and to what extent it will affect our operations.

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

We conduct our business in China primarily through our PRC subsidiaries, including Shanghai Kunjia and Chuangzhen Technology and its subsidiaries in which we hold equity ownership interests, and the contractual arrangements with the consolidated VIE. Our and the consolidated VIE’s operations in China are governed by PRC laws and regulations. The PRC government has oversight over the conduct of our and the consolidated VIE’s business, and it regulates and may influence our and the consolidated VIE’s operations, which could result in a material adverse change in our and the consolidated VIE’s operation and/or the value of our ADSs. Also, the PRC government has exerted oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us in recent years, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our and the consolidated VIE’s operations could cause the value of our securities to significantly decline.

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

On February 24, 2023, the CSRC and other relevant government authorities published the Provisions on Confidentiality and Archives Management. According to the Provisions on Confidentiality and Archives Management, PRC domestic enterprises that seek to offer and list securities in overseas markets shall establish confidentiality and archives management system. The PRC domestic enterprises shall obtain approval from the competent authority and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the governmental authorities to the underwriters or other agencies or the offshore regulatory authorities, and shall complete corresponding procedures when providing or publicly disclosing documents and materials which may adversely influence national security and the public interest. The PRC domestic enterprises shall provide written statements on the implementation on the aforementioned rules to the underwriter and other agencies. Nevertheless, the Provisions on Confidentiality and Archives Management do not provide a clear scope of materials that, if divulged, will jeopardize national security or public interest, and the PRC government authorities may have certain discretion in the interpretation and enforcement of the applicable laws. Given it remains to be observed surrounding the interpretation of the Provisions on Confidentiality and Archives Management, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

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

As advised by our PRC legal counsel, we believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither the consolidated VIE nor any of our other subsidiaries has been recognized as critical information infrastructure operators; and (ii) data processed in the consolidated VIE and our other subsidiaries’ business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Geerong Yunke and Shanghai Yixin may be deemed to be providing commercial Internet information services, which would require the aforementioned companies to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. For further discussion on the risks relating to the regulatory oversight of the online platform, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We and the VIE Group may be adversely affected by the complexity and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.”

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

The interpretation and implementation of the Foreign Investment Law of the PRC may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the Law of the People’s Republic of China on Wholly Foreign-owned Enterprises, the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures, the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law of the PRC, or the Implementation Regulations, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still remains silent on whether contractual arrangements should be deemed as a form of foreign investment. It is therefore uncertain whether our corporate structure will be seen as violating the foreign investment rules as we are currently leveraging the contractual arrangement to operate certain businesses in which foreign investors are prohibited from or restricted from investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. If we fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, our current corporate structure, corporate governance and business operations could be materially and adversely affected.

If the PRC government deems that the Contractual Arrangements in relation to Jiayin Technology do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in those operations.

Foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce, domestic multi-party communication, storage and forwarding and call center) in accordance with the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Version).

We are a Cayman Islands exempted company and our subsidiaries in the PRC, or PRC subsidiaries, are considered foreign invested enterprises. However, PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we hold a value-added telecommunications license through our subsidiary, Shanghai Yixin Network Technology Co., Ltd. Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, we set up a series of Contractual Arrangements entered into among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology to conduct our operations in China. For a detailed description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and the Shareholders of Jiayin Technology.” As a result of these Contractual Arrangements, we exert control over Jiayin Technology and its subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, King & Wood Mallesons, the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is not in violation of existing PRC laws, regulations and rules currently in effect; and each of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology is valid, binding and enforceable upon each party to such agreements in accordance with their terms and applicable PRC laws and regulations currently in effect. As of and for the year ended December 31, 2024 and till the date of this annual report, the Company is not aware of any notice from the PRC government that the PRC government holds the opinion that the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is illegal, or any of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology governed by PRC laws are illegal. However, King & Wood Mallesons has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws, rules and regulations and there can be no assurance that the PRC government will take a view that is consistent with the opinion of our PRC legal counsel, King & Wood Mallesons, in the future.

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

We rely on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for certain business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law.

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

All the agreements under our Contractual Arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. Meanwhile, there are very few precedents and little formal guidance as to how Contractual Arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. It may be difficult to evaluate the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings. In the event that we are unable to enforce these Contractual Arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these Contractual Arrangements, we may not be able to exert effective control over Jiayin Technology and its subsidiaries, and our ability to conduct our business may be negatively affected. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, significantly limit or completely hinder our ability to offer or continue to offer our ADSs, cause significant disruption to our and the consolidated VIE’s business operations, and severely damage our and the consolidated VIE’s reputation, which would materially and adversely affect our and the consolidated VIE’s financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.”

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

The Chinese economy has experienced significant growth over the past decades since the implementation of China’s reform and opening-up policy, and the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. In addition, the Chinese government has implemented in the past certain measures to speed up the economic and social growth. These measures may lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

A downturn in the global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our and the VIE Group’s business and financial condition.

The global financial markets have experienced significant disruptions between 2008 and 2009, and the United States, Europe and other economies have experienced periods of recessions. The recovery from the economic downturns of 2008 and 2009 has been uneven and is facing new challenges, including the announcement of Brexit which creates additional global economic uncertainty and the slowdown of the Chinese economy since 2012. The recovery from the COIVD-19 pandemic across the globe remains uncertain. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. Further, there have also been concerns over unrest in the Middle East, which have resulted in volatility in financial and other markets.

Moreover, there have been concerns about the economic effect of the tensions in the relationship between China and other countries, including the United States the surrounding Asian countries. In particular, political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Limited and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. In October 2022, the U.S. government implemented comprehensive export controls to restrict the export of advanced semiconductors and the equipment required to manufacture them to China. Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. Following the recent announcement by President Trump on April 9, 2025, the tariffs on imports from China have been raised to 145%, and a fact sheet issued by White House on April 15, 2025 indicated that tariffs on certain goods imported from China could be as high as 245%. In response to the multiple rounds of tariff increases by the U.S. government, China also announced several rounds of retaliatory tariffs on goods imported from the U.S., raising the rate to 125%. There may be further developments in tariff policies that are currently unpredictable. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our and the VIE Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we and the VIE Group were unable to conduct its business as it is currently conducted as a result of such regulatory or policy changes, our and the VIE Group’s business, results of operations and financial condition would be materially and adversely affected.

In October 2024, the U.S. Treasury Department issued a final rule establishing a new national security regulatory framework restricting outbound investment from the United States in certain sensitive industries and sectors in China including the Special Administrative Regions of Hong Kong and Macau (the “Outbound Investment Rule”). The Outbound Investment Rule, which took effect on January 2, 2025, targets investments involving any “covered foreign person” which includes persons and entities associated with countries of concern, currently only China, that engage in certain activities in three sectors: (i) semiconductor and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. Depending on the activity in question, the Outbound Investment Rule imposes obligations on U.S. persons, either prohibiting, or requiring notification to the U.S. government concerning, “covered transactions,” which is defined to include, among other things, acquisitions of equity interests or provision of certain debt financing to covered foreign persons, brownfield or greenfield investment in China, or entry into a joint venture with a covered person, unless an enumerated exception applies, such as investment in publicly traded securities. We currently do not believe that we are a “covered foreign person” under the Outbound Investment Rule. However, there is no assurance that the U.S. Treasury Department will take the same view as ours. If we were to be deemed a Covered Foreign Person, our ability to raise capital would be significantly and negatively affected, which could be detrimental to our business, financial condition and prospects. In such case, the trading prices of our ADSs and/or our Class A ordinary shares may be materially and adversely affected and the value of our securities may decline significantly. It is also possible that the U.S. government may expand the sectors and technologies subject to the Outbound Investment Rule or adopt additional laws or regulations further restricting outbound investment from the U.S. to or relating to China. For example, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Outbound Investment Rule, possibly including changes to the existing exception for publicly trades securities. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Furthermore, there were media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. In January 2021, after reversing its own delisting decision, the NYSE ultimately resolved to delist China Mobile, China Unicom and China Telecom in compliance with the executive order issued in November 2020, after receiving additional guidance from the U.S. Department of Treasury and its Office of Foreign Assets Control. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. On April 9, 2025, amid the escalation of trade war between the U.S. and China, the U.S. Secretary of the State, Scott Bessent, indicated the possibility of delisting U.S.-listed China-based issuers. If any further such deliberations were to materialize, it may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the Nasdaq Stock Market or the NYSE, or that you will always be allowed to trade our ADSs.

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

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may change.

In particular, PRC laws and regulations concerning the online consumer finance industry are evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platform like us, which could materially and adversely affect our business and operations.

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

We and the VIE Group may be adversely affected by the complexity and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our and the VIE Group’s business may have a material adverse effect on our and the VIE Group’s business and results of operations.

The PRC government regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are evolving. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

Our and the VIE Group’s online platform, operated by Geerong Yunke and Shanghai Yixin may be deemed to be providing commercial Internet information services, which would require the aforementioned companies to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all. Any failure to obtain the relevant approvals or licenses may subject us to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close our online platform, which may have a material adverse effect on our business, financial condition or results of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on Value-Added Telecommunication Services.” Furthermore, it is uncertain if Jiayin Technology and its subsidiaries will be required to obtain a separate operating license with respect to our and the VIE Group’s mobile applications in addition to the value-added telecommunications business license.

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

Relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital of all issued shares or the total amount of capital contribution subscribed by all shareholders, as registered with the registration authority. Furthermore, each of our PRC subsidiaries and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. The foregoing restrictions on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

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

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16 and was recently amended on December 4, 2023. SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (wealth management products and structured deposits with risk rating results not higher than Level II), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, which removes the restrictions on domestic equity investments by non-investment foreign-invested enterprises with their capital funds, provided that certain conditions are met. If the consolidated VIE requires financial support from us or our PRC subsidiaries in the future, and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the consolidated VIE’s operations will be subject to statutory limits and restrictions, including those described above. The applicable foreign exchange circulars and rules may limit our ability to transfer the net proceeds from any future offerings to our PRC subsidiaries and convert the net proceeds into RMB, which may adversely affect our business, financial condition, and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering or future offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Since a significant amount of our future revenue and cash flow will be denominated in RMB, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in RMB to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.

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

Prior to March 2018, we failed to make adequate employee benefit plan payments or employee individual income tax withholdings. We have recorded accruals for estimated underpaid amounts in our financial statements accordingly. As of the date of the annual report, we have not received any notification from the relevant PRC authorities alleging that we have not made adequate payments and demanding payment of the same. We also are not aware of any material employee’s complaint or demand for payment of the same, nor have we received any notification from labor arbitration tribunals or the PRC courts regarding disputes with respect to material social welfare and housing provident fund contributions as of the date of this annual report. Remitting such underpaid amounts involves conditions on the implementation level, including, for instance, varying levels of acceptance by our employees of the employee benefit plans, some of which are beyond our control. In accordance with relevant PRC laws and regulations, we may be required to settle such underpaid amounts of employee benefit payments or employee withholding individual income tax payments on our own before a stipulated deadline, which would adversely affect our liquidity status. Furthermore, we may also be subject to late fees or fines in relation to the underpaid amounts. For instance, we may be subject to a late fee of 0.05% or 0.2%, depending on the circumstances, of the amount of overdue social insurance payments per day and a fine ranging from one to three times of the overdue amount. In addition, we may be subject to a fine in relation to the overdue employee withholding payments ranging from 50% to three times of the overdue amount. If we are subject to late fees or fines in relation to the underpaid employee benefits or withhold individual income tax on employees’ salaries, our financial condition and results of operations may be adversely affected.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Tax Considerations.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and it remains to be observed with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains to be observed how the tax residency rule will apply to our case. If the PRC tax authorities determine that Jiayin Group Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Jiayin Group Inc. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we pay on, and gains realized on the sale or other disposition of, our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such primarily rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our funding requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and SAT Circular 81 (as defined below), such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits. The non-resident enterprises shall directly apply the reduced withholding tax rate when performing tax filings and collect and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Tax Considerations.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Geerong (HK) Limited (“Geerong (HK)”, formerly known as “Jiayin (HK) Limited”), our Hong Kong subsidiary.

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

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. On March 28, 2023, our board of directors approved and adopted a dividend policy to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year on a consolidated basis. On November 19, 2024, our board of directors approved and adopted an amended dividend policy (the “Amended Dividend Policy”) to replace the prior dividend policy in its entirety, with immediate effect. Under the Amended Dividend Policy, we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of no less than 15% of our net income after tax in the previous fiscal year. On March 27, 2025, in order to provide investors with higher returns, our board of directors approved and adopted a further adjustment to the Amended Dividend Policy to increase the annual dividend amount such that we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of around 30% of our net income after tax in the previous fiscal year. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as our board of directors may deem relevant. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as our board of directors may deem relevant. Accordingly, the return on your investment in our ADSs will likely depend primarily upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value in the future or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

On June 16, 2022, we announced that our board of directors authorized a share repurchase plan under which we may repurchase our ordinary shares in the form of ADSs with an aggregate value of US$10.0 million during the 12-month period beginning on June 13, 2022. On June 7, 2023, our board of directors approved to extend the share repurchase plan for a period of 12-months period beginning on June 13, 2023 and ending on June 12, 2024. In March 2024, our board of directors approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan shall not exceed US$30 million. On June 4, 2024, our board of directors approved to further extend the share repurchase plan for another period of 12 months, commencing on June 13, 2024 and ending on June 12, 2025. Pursuant to the extended share repurchase plan, we may repurchase our ordinary shares through June 12, 2025 with an aggregate value not exceeding the remaining balance under the share repurchase plan.

As of March 31, 2025, the Company had repurchased approximately 3.8 million of its ADSs for approximately US$16.8 million under the share repurchase plan.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. None of our directors and executive officers resides in Hong Kong, and their assets are primarily located outside Hong Kong. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of Cayman Islands and the common law of Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of Cayman Islands. The common law of Cayman Islands is derived in part from comparatively limited judicial precedent in Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies (save for our memorandum and articles of association, special resolutions passed by our shareholders and our register of mortgages and charges). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2025, Mr. Dinggui Yan, the beneficial owner of our Class B ordinary shares, beneficially owned approximately 91.2% of the aggregate voting power of our company. As a result, Mr. Dinggui Yan will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary share by a shareholder to any person or entity which is not an affiliate of such holder, or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

As of March 31, 2025, Mr. Dinggui Yan, our founder, director and chief executive officer, beneficially owned approximately 91.2% of the total voting power of our Company. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Jiayin Technology first adopted our 2016 Share Incentive Plan in September 2016, which allowed Jiayin Technology to grant share-based compensation awards to our founders, employees and officers to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In February 2019, we adopted a new share incentive plan, or the 2019 Share Incentive Plan, which became effective after the completion of our initial public offering in May 2019. All outstanding options granted under the 2016 Share Incentive Plan have been cancelled or replaced with options granted under the 2019 Share Incentive Plan. As of December 31, 2024, we had granted options to purchase an aggregate of 73,938,000 Class A ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and restricted share units (“RSUs”) to receive an aggregate of 21,840,000 Class A ordinary shares (excluding RSUs that were forfeited, cancelled, or vested after the relevant grant date), pursuant to the 2019 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market Rules. We currently follow and intent to continue to follow our home country practice in lieu of certain requirements of the Rule 5600 Series of the Nasdaq Stock Market Rules, including:

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2024. However, we believe that we were a PFIC for our taxable year ended December 31, 2023, although there can be no assurance in this regard. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will not take a contrary position to any determination we make. Accordingly, there can be no assurance that we will or will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

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

If we are a PFIC for any taxable year (as we believe we were for our taxable year ended December 31, 2023 (but not for our taxable years ended December 31, 2024)) during which a United States Holder (as defined in “Item 10. Additional Information––E. Taxation––United States Federal Income Tax Considerations”) hold our ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder, including burdensome reporting requirements. United States Holders who have held our ADSs or Class A ordinary shares during 2023 are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules and to refer to “Item 10. Additional Information— E. Taxation—Passive Foreign Investment Company—U.S. Holders During 2023.” Prospective investors who are United States Holders are strongly encouraged to consult their tax advisors regarding the potential application of the PFIC rules. See “Item 10. Additional Information— E. Taxation—Passive Foreign Investment Company”.

We incur significant costs as a result of being a public company.

As a U.S. public company, we incur significant legal, accounting and other expenses that we have not incurred as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq, impose various requirements on the corporate governance practices of public companies.

These rules and regulations have increased our legal and financial compliance costs and made some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, as we ceased to be an “emerging growth company” starting from the fiscal year ended December 31, 2024, we need to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC that an emerging growth company is exempt from. Operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we have incurred and may continue to incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. Our shareholders previously brought securities class action against us, which was subsequently settled in 2022. If we were involved in a class action suit again, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

In September 2015, Shanghai Wuxingjia Information Technology Co., Ltd. (“Shanghai Wuxingjia”, formerly known as “Shanghai Niwodai Internet Services Co., Ltd.”) was established as a wholly-owned subsidiary of Jiayin Technology to develop our online consumer finance platform business. Mr. Dinggui Yan launched Shanghai Caiyin Asset Management Co., Ltd., or Shanghai Caiyin, in September 2015. We entered into a collaboration agreement with Shanghai Caiyin in 2015 to engage Shanghai Caiyin to provide post-origination loan management services and manage our individual investor assurance program for loans facilitated prior to April 28, 2018. In December 2015, Shanghai Caiyin also acquired the servicing rights and obligations of all outstanding loan contracts facilitated by Niwodai Finance, which operated our founder’s consumer finance platform at that time, as well as the obligation to continue to provide guarantee on those loans. Niwodai Finance subsequently ceased to operate the individual financing business. We launched our online individual financing platform in December 2015.

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

In September 2019, we disposed of Shanghai Caiyin, a consolidated affiliated entity. On September 16, 2019, Shanghai Wuxingjia a consolidated affiliated entity of our Company, entered into an agreement with Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. (“Shenzhen Rongxinbao”), an independent third-party licensed financing guarantee company, and Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”), a company controlled by Mr. Dinggui Yan, the founder, director and chief executive officer of our Company, which wholly owns the equity interest of Shanghai Caiyin, pursuant to which Shanghai Jiayin agreed to transfer all of its equity interest in Shanghai Caiyin to Shenzhen Rongxinbao.

In September 2019, we conducted a business combination with Jiangxi Yunkaijianming, an innovative fintech-driven platform connecting financial institutions. Prior to the combination, Jiangxi Yunkaijianming and our Company were under the common control of Mr. Dinggui Yan, the founder, director and chief executive officer of our Company. After the combination, Jiangxi Yunkaijianming became a wholly-owned subsidiary of our Company. The combination is intended to support the growth of our institutional funding sources, as well as to strengthen our big data analytics and fintech R&D.

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

On December 29, 2021, Jiayin Technology entered into a share acquisition framework agreement with Shenzhen Rongxinbao, an independent third-party licensed financing guarantee company, pursuant to which, Jiayin Technology agreed to transfer 95% equity interest of Shanghai Bweenet to Shenzhen Rongxinbao for an aggregate consideration of RMB93.3 million. Following the completion of the proposed transaction, Jiayin Technology no longer owned any equity interest in Shanghai Bweenet.

On December 29, 2021, Jiayin Finance entered into a sale agreement to transfer its 70% equity interest held in Shanghai Zhundian Enterprise Service Co., Ltd. (“Shanghai Zhundian”) (formerly known as “Shanghai Limahui E-Commerce Co., Ltd”) to Shenzhen Rongxinbao, an independent third-party licensed financing guarantee company.

On January 28, 2022, Shanghai Niwodai Internet Services Co., Ltd. changed its corporate name to Shanghai Wuxingjia Information Technology Co., Ltd., which was further deregistered on April 11, 2024.

In August 2022, Hainan Yinke, was incorporated as a wholly-owned PRC subsidiary of Geerong Yunke. Hainan Yinke provides guarantee services to borrowers facilitated by us and the VIE Group.

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

We and the VIE Group strategically focus on facilitating consumer loans primarily with a term of no more than 12 months, as we and the VIE Group believe such loan facilitation services are best positioned to generate attractive returns for our and the VIE Group’s funding partners, and at the same time, capture the financing needs of qualified borrowers. With a highly scalable capital-light business model, we and the VIE Group have been able to grow our and the VIE Group’s platform and reinforce our and the VIE Group’s strengths through network effects.

Our and the VIE Group’s borrowers are typically creditworthy individuals with stable salary income and/or credit history but underserved by traditional financial institutions. We and the VIE Group primarily utilize diverse online borrower acquisition channels including online advertising channels such as websites, search engines, app stores, information feeds as well as online partnerships with online traffic marketplaces which have access to quality borrowers. Our and the VIE Group’s online average borrower acquisition cost per new borrower was RMB433.4 (US$59.4) in 2024, representing 5.1% of the average loan principal borrowed by our and the VIE Group’s borrowers in 2024.

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

The loans that we and the VIE Group facilitate are funded by institutional funding partners, including commercial banks, trusts, consumer finance companies and microcredit companies. In 2024, we and the VIE Group facilitated an aggregate loan volume of RMB100.8 billion (US$13.8 billion), funded by 48 institutional funding partners. We and the VIE Group generate a substantial majority of our and the VIE Group’s total revenues from services we and the VIE Group provided to institutional funding partners and cooperated financing guarantee companies. As a leading technology platform, we and the VIE Group do not use our and the VIE Group’s own capital to invest in loans facilitated through our and the VIE Group’s platform in Mainland China.

Our and the VIE Group’s Users

Borrowers

We and the VIE Group target the large and growing number of creditworthy individual borrowers in China who are underserved by traditional financial institutions and receptive to online finance solutions. Our and the VIE Group’s borrowers typically belong to the young urban working class with stable salary and/or credit history.

From the launch of our and the VIE Group’s business through December 31, 2024, we and the VIE Group had successfully facilitated loan transactions for over 17.3 million borrowers. The number of our and the VIE Group’s borrowers grew by 13.2 times from approximately 0.2 million in 2016 to approximately 2.8 million in 2024. We and the VIE Group strategically target the young generation and cultivate their loyalty on our and the VIE Group’s platform, aiming to capture the vast growth opportunities as our and the VIE Group’s borrowers enter into different stages of their lives and qualify for higher credit limits. In 2024, 44.7% of our and the VIE Group’s borrowers were between 20 and 35 years of age.

Institutional Funding Partners

The loans that we and the VIE Group facilitate are funded by institutional funding partners, including commercial banks, trusts, consumer finance companies and microcredit companies.

In 2024, we and the VIE Group had 48 institutional funding partners. We and the VIE Group expect these institutional funding partners to provide stable funding to borrowers on our and the VIE Group’s platform, which will allow us to increase our and the VIE Group’s loan facilitation volume and generate more revenue. We and the VIE Group will further develop our and the VIE Group’s cooperation with institutional funding partners in 2025.

Our and the VIE Group’s Services

Loan Facilitation Services Offered to Borrowers

We and the VIE Group facilitate primarily standard loan facilitation services online, which are all unsecured consumer loans to our and the VIE Group’s borrowers. All of the loans facilitated through our and the VIE Group’s platform feature fixed interest rates. To provide a transparent platform, interest rates, service fees and other charges are all clearly disclosed to borrowers upfront. We and the VIE Group strategically design our and the VIE Group’ loan facilitation services to target borrowers with different types of available credentials and therefore different credit limits varying from RMB500 to RMB150,000.

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

Services Offered to Institutional Funding Partners and Licensed Financing Guarantee Companies

We and the VIE Group introduce borrowers to institutional funding partners, including commercial banks, trusts, consumer finance companies and microcredit companies, and provide preliminary risk assessment services as well as other services to them. The service arrangement between our and the VIE Group’s institutional funding partners and us varies depending on the type of institutional funding partners. For institutional funding partners with a license to extend loans, such as banks, online micro-credit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2024, we and the VIE Group facilitated an aggregate loan volume of RMB100.8 billion (US$13.8 billion), funded by 48 institutional funding partners.

We and the VIE Group also provide guarantee services through our and VIE Group’s licensed financing guarantee subsidiaries or through cooperation with third-party licensed financing guarantee companies. Under the guarantee services through our and VIE Group’s licensed financing guarantee subsidiaries, such subsidiaries are obligated to place deposits directly to institutional funding partners with an agreed percentage of outstanding loan balance subject to guarantee. We and the VIE Group record deposits to funding banks under restricted cash, and deposits to institutional funding partners other than funding banks under prepaid expenses and other current assets, net on the consolidated balance sheets, respectively. Under the cooperation with the third-party licensed financing guarantee companies, such companies initially reimburse the loan principal and interest to the institutional funding partners upon borrower’s default. Although we and the VIE Group do not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, we and the VIE Group provide back-to-back guarantee to the third-party licensed financing guarantee companies. As of December 31, 2023 and 2024, the maximum potential future payments, including all outstanding principal and interest for which we and the VIE Group provides primary guarantee, were RMB13.7 billion and RMB2.8 billion (US$0.4 billion), respectively. For certain off-balance sheet loans facilitated between borrowers and institutional funding partners, we and the VIE Group may provide commitment letters to the institutional funding partners or the third-party licensed financing guarantee companies to cover any residual obligation of the third-party licensed financing guarantee companies. As of December 31, 2023 and 2024, the outstanding loan balance for which we and the VIE Group provide commitment letter was RMB20.9 billion and RMB29.2 billion (US$4.0 billion), respectively.

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

Transaction Process for Institutional Funding Partners

Our and the VIE Group’s institutional funding partners provide us with pre-determined criteria for borrowers and we and the VIE Group will use our and the VIE Group’s credit assessment model to assess the applicants in our and the VIE Group’s platform and select qualified applicants for the institutional funding partners for further approval. Institutional funding partners will assess the applicants through their own credit assessment process and once they approve the loans, our and the VIE Group’s system will generate a multilateral loan agreement among the borrower, the institutional funding partner, guarantor and us, which will become effective immediately. We and the VIE Group will then instruct the institutional funding partner to transfer the funding to the borrower’s account directly and we and the VIE Group are also not involved in the repayment of principal and interest between borrowers and institutional funding partners.

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

Funding

For funds provided by institutional funding partners, upon confirmation of the loan amount by the borrower and credit approval from the institutional funding partners, our and the VIE Group’s system will generate a multilateral loan agreement among the borrower, the institutional funding partner, guarantor and us, which will become effective immediately. We and the VIE Group will then instruct the institutional funding partner to transfer the funding to the borrower’s account directly.

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

•
Anti-Fraud Module

We and the VIE Group have a large database of past fraud accounts information and sophisticated rules in detecting fraudulent behaviors. We and the VIE Group have been working closely with multiple partners in a joint effort to identify emerging fraudulent schemes, scams, trends, threats, and criminal organizations and have accumulated massive data relating to fraud. The database we and the VIE Group maintain enables us to fine-tune the rules we and the VIE Group set and enhance our and the VIE Group’s fraud detection capabilities. Utilizing graph mining technology, this module analyzes each applicant’s social proximity or relationships, to known fraudsters in our and the VIE Group’s database to determine the applicant’s likelihood of also being a fraudster. We and the VIE Group also continuously evolve this module to detect fraud clusters across device, environment, behavior and social dimensions. We and the VIE Group also maintain a blacklist after detecting any fraudulent borrowers. We and the VIE Group put the transaction link into the anti-fraud control, according to the customer risk level using different means of verification, in order to achieve the whole process risk management. We and the VIE Group have independently developed and built the knowledge graph platform known as Xingkong in 2021, on which multi-relational graphs are built based on the graph database technology and potential risks are identified. We and the VIE Group also incorporate the transaction process into the anti-fraud module as different means of verification are adopted according to the risk level of the borrowers. During the year of 2024, We and the VIE Group established an AI-powered comprehensive anti-fraud defense system through self-developed intelligent platforms, including the Qimingxing Intelligent Warning System and the Mingrui Document Verification System.

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

	2022		2023		2024
Credit Risk Level	(in RMB millions)%		(in RMB millions)%		(in RMB millions)%
60+	48,669	87.7	78,827	89.5	89,423	88.7
40-60	6,574	11.8	7,718	8.8	9,569	9.5
20-40	250	0.5	1,538	1.7	1,055	1.0
0-20	16	0.0	—	—	802	0.8
Total	55,509	100.0	88,083	100.0	100,849	100.0

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

Guarantee Arrangements

Starting from the fourth quarter of year 2022, we and the VIE Group provide guarantee services through our and the VIE Group’s own licensed financing guarantee subsidiaries or through cooperation with third-party licensed financing guarantee companies. Under guarantee services through our and the VIE Group’s licensed financing guarantee subsidiaries, such subsidiaries are obligated to place deposits directly to institutional funding partners with an agreed percentage of outstanding loan balance subject to guarantee. Starting from year 2024, a majority of the new guarantee services provided by us are through our own licensed financing guarantee subsidiary. Under the cooperation with the third-party licensed financing guarantee companies, such companies initially reimburse the loan principal and interest to the institutional funding partners upon borrower’s default. Although we and the VIE Group do not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, we and the VIE Group provide back-to-back guarantee to the licensed financing guarantee companies. As agreed in the back-to-back guarantee contract, we and the VIE Group would compensate the third-party licensed financing guarantee companies for actual losses incurred by them on defaulted principal and interest. When the third-party licensed financing guarantee companies are required to place deposits to the institutional funding partners as part of the arrangement, we and the VIE Group will also be obligated to place back-to-back deposits to them of the same amount and with the same settlement terms. The deposit amount is typically set at an agreed percentage of outstanding loan balance subject to guarantee. In 2024, a subsidiary of us entered into a one-year agreement with an overseas third-party funding partner to guarantee its principal and interest income with a pre-agreed rate. The maximum potential future payments under such agreement is US$3 million. As of December 31, 2023 and 2024, the maximum potential future payments, including all outstanding principal and interest for which we and the VIE Group provide primary guarantee, were RMB13.7 billion and RMB2.8 billion (US$0.4 billion), respectively.

For certain off-balance sheet loans facilitated between borrowers and institutional funding partners, we and the VIE Group may provide commitment letters to the institutional funding partners or the licensed financing guarantee companies to cover any residual obligation of the third-party licensed financing guarantee companies. The fair value of guarantee liabilities of us and the VIE Group as a secondary guarantor was inconsequential and no compensation was accrued by us and the VIE Group during 2022 and 2023. During 2024, we and the VIE Group accrued guarantee liabilities of RMB3.1 million arising from secondary guarantee. The net risk exposure arising from the commitment letter provided by us and the VIE Group as of December 31, 2022, 2023 and 2024 was inconsequential.

Overseas Development

Leveraging on the proprietary technology and operation experience accumulated in China, we are exploring business opportunities in other developing countries with a significant size of low-to mid- income population. We believe that these low-to mid- income populations is currently underserved by local financial systems similar to the financial market situation in China and our credit assessment and risk management system can be readily deployed in these countries. In 2024, we and the VIE Group disposed of the subsidiaries in Nigeria.

The technical expertise and operational experience we have accumulated in China continues to support the growth of our overseas business. With our proprietary credit assessment and risk management system, we aim to provide more accessible financial solutions to low-and-middle income groups in multiple developing countries. In recent years, we increased our investments in Indonesia to explore more business opportunities in local markets.

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
•
Scalability. With modular architecture, our and the VIE Group’s platforms can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.

Intellectual Property

We and the VIE Group regard our patents, trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we and the VIE Group rely on patents, trademarks, copyrights and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We and the VIE Group have registered 3 patents and 186 trademarks in the PRC. We and the VIE Group are the registered holder of 29 domain names, including www.jiayintech.cn. We and the VIE Group also have 126 copyrights for our and the VIE Group’s proprietary techniques in connection with our and the VIE Group’s systems.

Competition

Online consumer finance market is an evolving industry in China. We and the VIE Group face competition from other online consumer finance platforms, online platforms that engage in online loan facilitation and traditional financial institutions. We and the VIE Group compete with other online consumer finance platforms directly for borrowers, institutional funding partners and online investors. In addition, we and the VIE Group compete with other online platforms that engage in online lending businesses for borrowers. We and the VIE Group also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our and the VIE Group’s larger competitors have substantially broader products or service offerings and richer financial resources to support heavy spending on sales and marketing. We and the VIE Group believe that our and the VIE Group’s ability to compete effectively for funding partners and borrowers depends on many factors, including our and the VIE Group’s ability to attract and retain borrowers and institutional funding partners and borrower experience on our and the VIE Group’s platform, the effectiveness of our and the VIE Group’s risk management system, the returns and reliance offered to funding partners, our and the VIE Group’s marketing and selling efforts and the strength and reputation of our and the VIE Group’s brand.

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

Regulations Relating to Cooperation with Institutional Funding Partners

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

On July 12, 2020, the Interim Measures for the Administration of Online Lending by Commercial Banks came into effect, or the Commercial Banks Online Lending Measure, which formulates the regulation regime for online lending business conducted by commercial banks. For example, the Commercial Banks Online Lending Measures require that a commercial bank shall not grant an individual with a credit line more than RMB200,000 and the term of the personal credit loan extended under such credit shall not exceed one year in the case of repayment of the principal due in a lump sum. Meanwhile, reading of the loan contract by a borrower shall be mandatory in the loan application process and reasonable time limit shall be set therefor.

In addition, the Commercial Banks Online Lending Measures set several rules for commercial banks to collaborate with external institutions on online lending, including: (i) commercial banks shall conduct pre-admission assessments on cooperative external institutions and manage such external institutions by a name list; (ii) commercial banks shall not accept any credit enhancement services directly or in disguised form, from third parties without qualification to provide guarantee, credit insurance or guarantee insurance; (iii) commercial banks shall independently conduct the credit approval, contract execution and other core risk control business; (iv) the collaboration agreement between the commercial banks and the cooperative external institutions shall be executed in writing and specify the cooperation scope, data confidentiality, transitional arrangement for change or termination of the matters under cooperation, the commitment of the external institutions for cooperating with the commercial bank in accepting the inspection by the banking regulatory authorities, and the cooperative external institutions (except for an insurance company or an institution with guarantee qualification) shall not charge any interest or expense to the borrower in any form; and (v) the commercial banks shall fully disclose, in conspicuous place of relevant page, the information of the cooperative external institutions, the information of the cooperative product, as well as rights and responsibilities of the commercial bank and the cooperative external institutions.

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

In February 2021, the CBIRC, the PBOC, the Ministry of Education, the Office of the Central Cyberspace Affairs Commission and the Ministry of Public Security jointly issued the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students, or the Notice on Internet Consumer Loan for College Students. The Notice on Internet Consumer Loan for College Students provides that the microcredit companies are prohibited to provide internet consumer loans to college students. In addition, it sets forth several requirements on the banking financial institutions participating in internet consumer loans for college students, including without limitation: (i) the banking financial institutions and its cooperative institution shall not conduct online precision marketing aimed at college students, and shall complete necessary filings and reports with relevant authorities before offline promotion in campus; (ii) the banking financial institutions shall strictly check credit qualifications and the identities of college students and their use of loans, conduct comprehensive credit assessment, and receive the written confirm from the second repayment sources (such as parents, guardians, or other administrator of the college students) that they agree such internet consumer loan provided to such college student and they will guarantee the repayment of such internet consumer loan; and (iii) all credit information of internet consumer loan for college students shall be submitted to the financial credit information database in a timely, complete and accurate manner, and college students who do not agree to submit such credit information shall not be extended the loan.

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

On January 15, 2022, the CBIRC issued the Guidelines on Regulating the Management of Market-regulated Pricing of Banking Services, or the Guidelines on the Management of Market-regulated Pricing, which took effect on May 1, 2022. According to the Guidelines on the Management of Market-regulated Pricing, banks shall fully understand the service contents and price standards provided by online platforms and other institutional funding partners, agree in the cooperation agreement the requirements for the service prices disclosure, responsibilities and obligations for resolving disputes among three parties, prohibit institution partners from charging any fees from customers in the name of banks and terminate cooperating with any institution partners whose service charges do not match the quality in a timely manner.

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

On April 3, 2025, the National Administration of Financial Regulation issued the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services, effective from October 1, 2025. It mandates, among other things, the following key provisions: (i) bank headquarters shall maintain and publicly disclose on their official websites and mobile applications a whitelist of partnered online lending platforms; (iii) online lending platforms are prohibited from charging interest or other fees to borrowers; (iv) credit enhancement service providers are prohibited from charging service or consultation fees, as such practices are deemed to increase credit enhancement fees in a disguised form; and (v) banks and online lending platforms must fully disclose key information, including but not limited to lenders, annualized interest rates, credit enhancement providers and fees, annualized funding costs, post-default interest and costs, and must clearly state that no other fees will be charged to borrowers. These requirements also apply to consumer finance companies and trust companies engaged in online lending business.

As our institutional funding partners include commercial banks, consumer finance companies, and trust companies, they are required to evaluate and review us as mandated by the Commercial Banks Online Lending Measure, the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services and the subsequent requirements issued by the CBIRC. If any of our institutional funding partners identifies any inadequacies in our evaluation and review, they may terminate their cooperation with us, which could materially and adversely affect our business and operating results. Furthermore, as an intermediary between institutional funding partners and borrowers, we cannot assure you that all the institutional funding partners we cooperate with have been and will continue to be in strict compliance with the Commercial Banks Online Lending Measure or other requirements issued by the CBIRC.

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

The Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, or the Private Lending Judicial Interpretations, issued by the Supreme People’s Court, which came into effect on September 1, 2015, provided that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. In addition, on August 4, 2017, the Supreme People’s Court issued the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, which provided that (i) if the total amount of interest, compounded interest, default interest and other fees charged by a lender under a loan contract substantially exceeds the actual loss of such lender, the request by the debtor under such loan contract to reduce or to adjust the part of the aforementioned fees exceeding the amount accrued at an annual rate of 24% will be upheld; and (ii) in the context of private lending disputes, if the online lending information intermediaries and lenders circumvent the statutory limit of the interest rate by charging intermediary fees, such fees shall be deemed invalid.

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

On December 29, 2020, the Supreme People’s Court also issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the two amendments are not applicable to disputes arising from the relevant financial business of micro-credit companies, licensed financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

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

Regulations on Sharing Information of and Imposing Disciplinary Measures on Discredited Parties subject to Enforcement

The Several Provisions on Announcement of the List of Discredited Parties Subject to Enforcement promulgated by the Supreme People’s Court on July 16, 2013, and amended on February 28, 2017, or Several Provisions, provides the framework for collecting and sharing information of discredited parties which are subject to law enforcement actions. According to the Several Provisions, where a party subject to enforcement fails to perform the obligations determined in a valid legal document but he/she has the capacity to perform, under any of the following circumstances, a people’s court shall record him/her in the list of discredited parties subject to enforcement, and impose credit-related disciplinary measures pursuant to the law in cases if: (i) he/she hinders or resists enforcement by way of forging evidence, violence or coercion; (ii) he/she circumvents enforcement by way of false lawsuit, false arbitration or concealment or removal of properties; (iii) there is a violation of property reporting system; (iv) there is a violation of order to restrict consumption; or (v) he/she refuses to perform settlement agreement for enforcement without a valid reason.

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

Regulations on Anti-money Laundering

The PRC Anti-money Laundering Law, which became effective in January 2007, and was recently amended in November 2024 and came into effect in January 2024, stipulates that institutions engaged in financial business as determined and announced by the administrative department of anti-money laundering under the State Council shall comply with the anti-money laundering obligations. The PBOC and other regulatory authorities issued a series of administrative regulations and rules to specify the anti-money laundering obligations of financial institutions and special non-financial institutions.

In cooperation with our and the VIE Group’s institutional funding partners, we and the VIE Group have adopted various policies and procedures, including “know-your-customer” procedures, customer due diligence, and customer screening procedures, for anti-money laundering purposes. However, as the detailed anti-money laundering regulations of loan facilitators have not been published, it remains to be observed as to how the anti-money laundering requirements will be interpreted and implemented and whether loan service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to nonfinancial institutions with anti-money laundering obligations. We and the VIE Group cannot assure you that our and the VIE Group’s existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

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

Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2024 Version), or the 2024 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the 2024 Negative List. Industries not listed in the 2024 Negative List are generally open to foreign investments unless specifically restricted by other applicable Chinese regulations. Under the 2024 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%.

The National People’s Congress adopted the Foreign Investment Law of the PRC on March 15, 2019 and its implementation regulation later on December 26, 2019, which became effective on January 1, 2020 and replaced three then existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law of the PRC establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the “negative list” to be released or approved by the State Council.

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

The Measures for Cybersecurity Review were jointly issued on December 28, 2021 and took effect on February 15, 2022. The measures provide detailed rules regarding cyber security review, and any operator in violation of the regulations shall be penalized in accordance with the Cyber Security Law of the PRC, and the PRC Data Security Law. The Measures for Cybersecurity Review specifies that the procurement of network products and services by operator of critical information infrastructure and the activities of data process carried out by online platform operator that raise or may raise “national security” concerns are subject to strict cyber security review by Office of Cyber Security Review established by the CAC. In addition, online platform operators that possesses the personal data of at least one million users must apply for a review by the Cyber Security Review Office, if they plan listing of companies in foreign countries. The CAC may voluntarily conduct cyber security review if any network products and services, activities of data process or listing of companies overseas affects or may affect national security.

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

The PRC Data Security Law became effective on September 1, 2021. It establishes a data protection system based on the category and security level of the data in terms of its importance for economic and social development and the potential harm caused by illegal use of such data to national security, public interest or rights and interests of individuals and organizations. Competent governmental authorities shall be responsible to formulate lists for “key data”. Higher level of protection shall apply to “national core data” which refers to data that are vital to national security, economy, people’s livelihood and major public interests. According to the PRC Data Security Law, data activities affecting or likely to affect national security will be subject to national security review under the data security review system. The data relating to safeguarding national security and interests and performance of international obligations shall be subject to export control of China. In addition, the PRC Data Security Law provides that key data processors shall appoint a data security officer and establish a management department to take charge of data security, and such processors shall evaluate the risk of their data activities periodically and file assessment reports with the relevant regulatory authorities. Furthermore, data transaction intermediary service providers shall check the sources of the data, the identities of parties involved in the data transactions and keep records accordingly. Violation of the PRC Data Security Law may subject the relevant entities or individuals to warning, fines, suspension of business for rectification, revocation of permits or business licenses, and/or even criminal liabilities.

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

The Administrative Provisions on Security Vulnerability of Network Products, or the Provisions was jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and became effective on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. Network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Provisions, the breaching parties may be subject to monetary fine as regulated in accordance with the Cyber Security Law of the PRC.

On September 30, 2024, the State Council released the Network Data Regulation, which serves as a comprehensive framework to enforce compliance with mandates outlined in the Cyber Security Law of the PRC, the PRC Data Security Law, and Personal Information Protection Law. The Network Data Regulation introduces several key obligations, including the requirement for network data handlers to specify the purpose and method of personal information handling, as well as the types of personal information involved, before such information is processed. It also clarifies definitions for important data, outlines the obligations of important data handlers, expands contractual requirements for data sharing between data handlers, and introduces a new exemption for regulatory obligations regarding cross-border data transfers.

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

The Civil Code of PRC, which was issued by the National People’s Congress on May 28, 2020 and became effective from January 1, 2021, provides that personal information of natural persons is protected by law. The Civil Code of the PRC defines the processing of personal information as the collection, storage, use, processing, transmittal, provision and disclosure of personal information. Furthermore, according to the Civil Code of PRC, any entity that engages in the processing of personal information must follow the principles of lawfulness, fairness, and necessity and may not overuse personal information, and they must obtain the consent of the natural person or his or her guardian, except as otherwise provided by laws and regulations.

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

On February 25, 2023, the State Administration for Market Regulation, or the SAMR promulgated the Administrative Measures for Internet Advertising, which came to effect on May 1, 2023 and replaced the Internet Advertising Measures. Pursuant to the Administrative Measures for Internet Advertising, internet advertisers are responsible for the authenticity of the contents of the advertisements and may publish advertisements on their own through their own websites or through the internet media they own, or entrust internet advertising operators or advertisement publishers to publish advertisements. The Administrative Measures for Internet Advertising also provides that internet advertisement shall be identifiable, enabling consumers to identify it as an advertisement. Internet platform operators shall take measures to prevent and deter illegal advertisements in the course of providing internet information services. In addition, users shall not be deceived or misled into clicking or viewing advertisements by: (i) false system or software updates, bug reports, removals, notifications and other prompts; (ii) false signals such as play, start, pause, stop and return; (iii) false reward promises; and (iv) other ways to deceive or mislead users. The administrative department of market regulation is the relevant local administrative authority to supervise and punish any illegal acts in internet advertising. Any violation of the Administrative Measures for Internet Advertising, may be subject to fines, prohibition of advertisements for a period of time or revocation of business licenses and other penalties.

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

Patent. The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The China National Intellectual Property Administration is responsible for examining and approving patent applications. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in case of designs.

Trademark. The PRC Trademark Law promulgated on August 23, 1982 and most recently revised on April 23, 2019 and became effective on November 1, 2019, and its implementation rules promulgated on August 3, 2002 and revised on April 29, 2014, protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the China National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of 10 years to registered trademarks and another 10 years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record.

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

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75.” SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of offshore investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC residents, share transfer or exchange, merger, division or other material event.

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises is the Company Law of the PRC. Under the Company Law of the PRC, companies in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. In addition, companies in China are required to set aside 10% of its after-tax profit each year, if any, to fund certain statutory reserve funds until the cumulative amount of such statutory reserves reaches 50% of its registered capital. The aforementioned registered capital refers to the total amount of share capital of all issued shares or the total amount of capital contribution subscribed by all shareholders, as registered with the registration authority. Furthermore, companies in China may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary surplus funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders.

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

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law of the PRC, or the EIT Law and its implementation rules, which became effective on January 1, 2008 and amended on December 29, 2018, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC resident enterprise to a Hong Kong resident enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Issues Concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, the SAT promulgated the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT circular 35, which became effective on January 1, 2020, replacing the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits and directly apply the reduced withholding tax rate when performing tax filings, and collect and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Geerong (HK) may be able to enjoy the 5% withholding tax rate for the dividends they receive from our and the VIE Group’s PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax regulations and rules. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we and the VIE Group have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner”, several factors in connection with dividends, interests or royalties in the tax treaties, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents of third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties levy no tax, grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account. The applicant’s status will be analyzed in light of actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to SAT Circular 35.

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

If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the EIT Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and it remains to be observed with respect to the interpretation of the term “de facto management body.”

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
(4)
Jiangxi Yunkaijianming became our wholly-owned subsidiary after the business combination in September 2019.
(5)
Shanghai Jiajie became our wholly-owned subsidiary after the business combination in July 2019.
(6)
Chuangzhen Software was established in April 2020.
(7)
Jiayin Shuke was established in January 2021.
(8)
Hainan Yinke was established in August 2021.

(9)
Guangxi Chuangzhen was established in January 2022.
(10)
Shanghai Jirongzhicheng was established in November 2024.

Risks Relating to the Consolidated VIE and China Operations

We are subject to risks and uncertainties relating to our corporate structure, including, but not limited to, the following:

•
Jiayin Group Inc. is a Cayman Islands holding company primarily operating in China through its subsidiaries and contractual arrangements with Jiayin Technology. Investors in the ADSs thus are not purchasing, and may never hold, equity interests in the consolidated VIE. The interpretation and application of current and future PRC laws, regulations, and rules relating to such agreements that establish the VIE structure for the majority of our and the consolidated VIE’s operations in China, including potential future actions by the PRC government remains to be observed, which could affect the enforceability of our contractual arrangements with Jiayin Technology and, consequently, significantly affect the financial condition and results of operations of Jiayin Group Inc. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our beneficial interest in Jiayin Technology or forfeit our rights under the contractual arrangements;
•
The PRC government has authority to exert influence on the China operations of an offshore holding company, such as us. Changes in China’s economic, political or social conditions, or government policies may cause our and the consolidated VIE’s underlying operations in China to become prohibitive, which could materially and adversely affect our and the consolidated VIE’s business, financial condition, and results of operations;
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
•
We rely on Contractual Arrangements with Jiayin Technology and shareholders of Jiayin Technology for certain business operations, which may not be as effective as direct ownership in providing operational control, and these contractual arrangements have not been tested in a court of law; and
•
Any failure by Jiayin Technology or shareholders of Jiayin Technology to perform their obligations under our Contractual Arrangements with them would have a material adverse effect on our business.

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

The Contractual Arrangements allow us to:

•
exercise effective control over Jiayin Technology
•
receive substantially all of the economic benefits of Jiayin Technology; and
•
have an exclusive call option to purchase all or part of the equity interests in and/or assets of Jiayin Technology when and to the extent permitted by laws.

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

As of and for the year ended December 31, 2024 and till the date of this annual report, the Company is not aware of any notice from the PRC government that the PRC government holds the opinion that the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is illegal, or any of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology governed by PRC laws are illegal. However, King & Wood Mallesons has also advised us that there are substantial uncertainties regarding the interpretation and application of PRC laws, rules and regulations and there can be no assurance that the PRC government will take a view that is consistent with the opinion of our PRC legal counsel, King & Wood Mallesons, in the future.

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

D.
Property, Plants and Equipment

Our and the VIE Group’s principal executive offices are located on leased premises comprising 11,160 square meters in Shanghai, China. We and the VIE Group lease our premises mainly from unrelated third parties under operating lease agreements.

On December 17, 2024, we entered into a definitive agreement to purchase certain commercial property located in Shanghai, China (the “Commercial Property”) of approximately 43,500 square meters for total cash consideration of approximately RMB1.35 billion (US$184.9 million). In March 2025, we paid all consideration for and obtained title to, the Commercial Property. The Commercial Property will primarily be used as our new headquarters to meet the demand arising from the continuing growth of our businesses.

Our and the VIE Group’s servers are primarily hosted at third-party Internet data centers. We and the VIE Group believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our and the VIE Group’s financial condition and results of operations should be read in conjunction with our and the VIE Group’s consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our and the VIE Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. For discussion of year-over-year comparisons between 2023 and 2022 that are not included in this annual report on Form 20-F, refer to "Item 5. Operating and Financial Review and Prospects" found in our Form 20-F for the year ended December 31, 2023, that was filed with the Securities and Exchange Commission on April 29, 2024.

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

We and the VIE Group offer loan products with fixed terms and repayment schedules generally ranging from RMB500 to RMB150,000 via our and the VIE Group’s apps and our and the VIE Group’s website. We and the VIE Group strategically focused on facilitating loans primarily with a term of no more than 12 months, as we and the VIE Group believe such loan products facilitated by us and the VIE Group are best positioned to generate attractive returns, and at the same time, capture the financing needs of qualified borrowers.

We and the VIE Group introduce borrowers to our and the VIE Group’s institutional funding partners, including commercial banks, trusts, consumer finance companies and micro-credit companies, and provide preliminary risk assessment services as well as other services to them. For institutional funding partners with a license to extend loans, such as banks, online micro-credit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2024, we and the VIE Group facilitated an aggregate loan volume of RMB100.8 billion (US$13.8 billion), funded by 48 institutional funding partners. We and the VIE Group also provide guarantee services through our own licensed financing guarantee subsidiary or through cooperation with third-party licensed financing guarantee companies. Under the guarantee services through our and VIE Group’s licensed financing guarantee subsidiaries, such subsidiaries are obligated to place deposits directly to institutional funding partners with an agreed percentage of outstanding loan balance subject to guarantee. We and the VIE Group record deposits to funding banks under restricted cash, and deposits to institutional funding partners other than funding banks under prepaid expenses and other current assets, net on the consolidated balance sheets, respectively. Under the cooperation with third-party licensed financing guarantee companies, such companies initially reimburses the loan principal and interest to the institutional funding partners upon borrower’s default. Although we and the VIE Group do not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, we and the VIE Group provide back-to-back guarantee to the third-party licensed financing guarantee companies. As of December 31, 2023 and 2024, the maximum potential future payments, including all outstanding principal and interest for which our and the VIE Group provide primary guarantee, were RMB13.7 billion and RMB2.8 billion (US$0.4 billion), respectively.

Our and the VIE Group’s net revenue increased by 6.1% from RMB5,466.9 million in 2023 to RMB5,801.0 million (US$794.7 million) in 2024. Our net income was RMB1,056.5 million (US$144.7 million), compared with RMB1,297.6 million in 2023.

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

Regulatory Environment in China

The regulatory environment for the online consumer finance industry in China is evolving, with new legislation and trial programs being instituted in the recent years, creating both challenges and opportunities that could affect our and the VIE Group’s financial performance. PRC government officials from a number of agencies and departments have expressed support for the development of the online consumer finance industry in China, and have also expressed the need for strengthening the regulation and supervision of the industry.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our and the VIE Group’s services. As the regulatory regime is evolving, and the interpretation and enforcement of related laws and regulations remains to be observed, it results in difficulties in determining whether our and the VIE Group’s existing practices may be interpreted to violate any applicable laws and regulations, and any such violation could materially and adversely affect our and the VIE Group’s business, financial condition and results of operation.

Furthermore, due to the lack of clarity in certain key definitions under these regulations, there remain uncertainties including the possibility that regulatory authorities may disagree with our and the VIE Group’s interpretation. For example, it is still uncertain whether our and the VIE Group’s cooperation model with institutional funding partners will be influenced by the CBIRC Circular 37. As our and the VIE Group’s future revenue, profit and working capital rely on the amount of loans facilitated on our and the VIE Group’s platform and the corresponding service fees we and the VIE Group are entitled to collect from such loans, if we and the VIE Group were required by regulatory action to cease or reduce offering loan facilitation services to individual borrowers or funding loans with institutional funding partners, we and the VIE Group might need to take various measures in order to maintain the current scale or growth of our and the VIE Group’s business while adhering to our and the VIE Group’s interpretations of these regulations. These measures might include providing technology services to third-party companies, expanding our and the VIE Group’s overseas businesses, diversifying our and the VIE Group’s funding channels and strengthening our and the VIE Group’s cooperation with financial institutions, which may not be available on reasonable terms in a timely manner, or at all, and all of these measures may not be sufficient to maintain our and the VIE Group’s business growth, and may not generate sufficient revenue or cash inflows to offset decreases in the outstanding principal of our and the VIE Group’s platform, or may not otherwise result in the intended benefits.

We and the VIE Group will continue to make efforts to ensure that we and the VIE Group are compliant with the existing laws, regulations and governmental policies relating to our and the VIE Group’s industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by institutional funding partners or borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities.

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

Delinquency Rate by Balance

We and the VIE Group define the delinquency rates by balance as the total outstanding principal for loans where the longest past due period of a repayment was 1 to 30, 31 to 60, 61 to 90, 91 to 180 and more than 180 calendar days as of a certain date as a percentage of the total outstanding principal for the loans on our and the VIE Group’s platform. We and the VIE Group consider our and the VIE Group’s delinquency rate by balance as an indicator of our and the VIE Group’s loan performance and quality of our and the VIE Group’s assets in general. The following table provides the delinquency rate by balance for all outstanding loans on our and the VIE Group’s platform as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91-180 days	More than 180 days
	(%)
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
December 31, 2022	1.01	0.67	0.51	1.18	2.02
December 31, 2023	1.13	0.90	0.68	1.48	2.07
December 31, 2024	1.02	0.79	0.53	1.16	2.36

Components of Results of Operations

Net Revenue

Our and the VIE Group’s net revenue is derived from fees charged for providing services, including loan facilitation services, guarantee services, and other revenues. In accordance with the agreements with our and the VIE Group’s borrowers and institutional funding partners, we and the VIE Group collect service fees from customers in facilitating loan transactions. In addition, we and the VIE Group charge other fees contingent on future events, such as variable consideration due to borrowers’ actual repayment to institutional funding partners. Our and the VIE Group’s net revenue is presented net of VAT. Our and the VIE Group’s net revenue is recognized as revenues from loan facilitation services, revenues from releasing of guarantee liabilities and other revenues.

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Revenue from loan facilitation services	2,881,725	88.1	3,489,184	63.8	4,011,776	549,611	69.2
Revenue from the releasing of guarantee liabilities	47,141	1.4	1,393,081	25.5	1,357,705	186,005	23.4
Other revenue	342,548	10.5	584,608	10.7	431,551	59,122	7.4
Total	3,271,414	100.0	5,466,873	100.0	5,801,032	794,738	100.0

Revenue from loan facilitation services

We and the VIE Group provide service through the facilitation of loan transactions between borrowers and institutional funding partners. Our and the VIE Group’s service mainly consist of performing credit assessment on the borrowers and referring qualified borrowers to the institutional funding partners and facilitating the execution of loan agreements between the parties. We and the VIE Group assesses ability and intention to pay the service fees of the customers when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed before cooperation.

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

From 2020 to 2022, the institutional funding partners typically engage third-party non-performing loan management entities to assist on the subsequent collection. We and the VIE Group are in turn engaged by such non-performing loan management entities to provide information including risk profile and collection methods or plans for the borrowers on its platform to the non-performing loan management entity based on the historical records and experiences that we and the VIE Group have as of the date when each loan is successfully extended to borrower. Revenue from technical services is recognized at the time a loan is successfully facilitated by the institutional funding partner as the technical services are completed at that time. We and the VIE Group no longer provided this service since 2023.

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

The following table sets forth the breakdown of our and the VIE Group’s other revenue, both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other revenue
Investor referral	269,256	8.2	342,181	6.3	228,488	31,302	3.9
Others	73,292	2.3	242,427	4.4	203,063	27,820	3.5
Total other revenue	342,548	10.5	584,608	10.7	431,551	59,122	7.4

Operating Costs and Expenses

Our and the VIE Group’s operating costs and expenses primarily consist of facilitation and servicing expenses, sales and marketing expenses, general and administrative expenses, research and development expenses, and allowance for uncollectible receivables, contract assets, loans receivable and others. We and the VIE Group expect our and the VIE Group’s operating expenses to be in line with our and the VIE Group’s business development. The following table sets forth our and the VIE Group’s operating costs and expenses both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses
Facilitation and servicing	565,227	17.3	2,011,553	36.8	2,033,511	278,590	35.1
Allowance for uncollectible receivables, contract assets, loans receivable and others	32,053	1.0	72,764	1.3	12,204	1,672	0.2
Sales and marketing	1,081,382	33.1	1,538,913	28.1	1,913,868	262,199	33.0
General and administrative	194,039	5.9	214,856	3.9	220,993	30,276	3.8
Research and development	216,694	6.6	296,317	5.4	372,441	51,024	6.4
Total operating cost and expenses	2,089,395	63.9	4,134,403	75.5	4,553,017	623,761	78.5

The following table sets forth our and the VIE Group’s operating cost and expenses paid to related parties both in absolute amounts and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses incurred with related parties:
Facilitation and servicing	124,071	3.8	115,888	2.1	74,549	10,213	1.3
General and administrative	2,103	0.1	482	0.0	—	—	-
Sales and marketing	4,873	0.1	630	0.0	—	—	-
Research and development	4,373	0.1	1,074	0.0	—	—	-
Total	135,420	4.1	118,074	2.1	74,549	10,213	1.3

Facilitation and Servicing

Facilitation and servicing expenses primarily consist of variable expenses including costs related to back-to-back guarantee service fee to third-party companies, credit assessment, user and system support, payment processing services and collection, associated with facilitating and servicing loans, salaries and benefits and share-based compensation for the personnel who work on credit checking, data processing and analysis, loan facilitation, user and system support.

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

	Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation
Facilitation and servicing	2,408	0.1	4,921	0.1	8,035	1,101	0.1
General and administrative	33,740	0.8	31,464	0.6	25,879	3,546	0.4
Research and development	6,038	0.1	6,823	0.1	10,557	1,446	0.2
Sales and marketing	362	0.0	11,145	0.2	14,651	2,007	0.3
Total share-based compensation	42,548	1.0	54,353	1.0	59,122	8,100	1.0

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

PRC

Under the PRC Enterprise Income Tax Law, or the EIT Law, the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. A “high and new technology enterprise” (HNTE) is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Geerong Yunke and Jiayin Shuke were entitled for a preferential income tax rate of 15% from 2022 to 2024 as they are qualified as HNTE. Chuangzhen Software has been qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 which its taxable income is greater than zero, followed by a three-year 50% exemption. From 2022, Guangxi Chuangzhen Information Technology Co., Ltd. benefits from a preferential tax rate of 9% as it falls within the encouraged industries catalogue in western China. From 2023, Hainan Yinke Financing Guarantee Co., Ltd. benefits from a preferential tax rate of 15% as it is registered in Hainan Free Trade Port and engaged in encouraged business activities.

We and the VIE Group is subject to VAT at the rate of 6% or 3% given that they are classified as a general tax payer. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.

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

	Year ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue	3,271,414	100.0	5,466,873	100.0	5,801,032	794,738	100.0
Operating cost and expenses:							—
Facilitation and servicing	(565,227)	(17.3)	(2,011,553)	(36.8)	(2,033,511)	(278,590)	(35.1)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(32,053)	(1.0)	(72,764)	(1.3)	(12,204)	(1,672)	(0.2)
Sales and marketing	(1,081,382)	(33.1)	(1,538,913)	(28.1)	(1,913,868)	(262,199)	(33.0)
General and administrative	(194,039)	(5.9)	(214,856)	(3.9)	(220,993)	(30,276)	(3.8)
Research and development	(216,694)	(6.6)	(296,317)	(5.4)	(372,441)	(51,024)	(6.4)
Total operating cost and expenses	(2,089,395)	(63.9)	(4,134,403)	(75.5)	(4,553,017)	(623,761)	(78.5)
Income from operations	1,182,019	36.1	1,332,470	24.5	1,248,015	170,977	21.5
Gain from de-recognition of liabilities	117,021	3.6	280,231	5.1	—	—	—
Loss from disposal of subsidiaries	—	—	(2,012)	—	(14,431)	(1,977)	(0.2)
Impairment of long-term investments	(15,078)	(0.5)	(91,236)	(1.7)	(51,923)	(7,113)	(0.9)
Interest income, net	281	0.0	12,895	0.2	18,281	2,504	0.3
Other income, net	43,447	1.4	14,834	0.3	95,426	13,073	1.6
Income before income taxes and share of income from equity method investments	1,327,690	40.6	1,547,182	28.4	1,295,368	177,464	22.3
Income tax expense	(155,398)	(4.7)	(247,616)	(4.5)	(238,900)	(32,729)	(4.1)
Share of income (loss) from equity method investments	7,940	0.2	(1,990)	0.0	—	—	—
Net income	1,180,232	36.1	1,297,576	23.9	1,056,468	144,735	18.2

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net revenue. Our and the VIE Group’s net revenue increased from RMB5,466.9 million in 2023 to RMB5,801.0 million (US$794.7million) in 2024.

Revenue from loan facilitation services increased from RMB3,489.2 million in 2023 to RMB4,011.8 million (US$549.6 million) in 2024, primarily attributed to the increase in the facilitation volume from RMB88.1 billion to RMB100.8 billion (US$13.8 million).

Revenue from the releasing of guarantee liabilities decreased from RMB1,393.1 million in 2023 to RMB1,357.7 million (US$186.0 million) in 2024, primarily due to the decrease in average outstanding loan balances for which we and the VIE Group provided guarantee services.

Revenue from other revenue decreased from RMB584.6 million in 2023 to RMB431.5 million (US$59.1 million) in 2024, primarily due to the decrease in revenue from investor referral service.

Operating costs and expenses. Our and the VIE Group’s total operating costs and expenses increased from RMB4,134.4 million in 2023 to RMB4,553.0 million (US$623.8 million) in 2024, primarily due to increased loan facilitation volume and partially offset by decreased expenses related to financial guarantee services.

•
Facilitation and servicing expenses. Our and the VIE Group’s facilitation and servicing expenses increased from RMB2,011.6 million in 2023 to RMB2,033.5 million (US$278.6 million) in 2024, primarily due to increased loan facilitation volume and partially offset by the decreased expenses related to financial guarantee services.
•
Allowance for uncollectible receivables, contract assets, loans receivable and others. Our and the VIE Group’s allowance for uncollectible receivables, contract assets, loans receivable and others decreased from RMB72.8 million in 2023 to RMB12.2 million (US$1.7 million) in 2024, primarily due to the decrease in loans receivable as a result of disposal of Nigeria entities in 2024.
•
Sales and marketing expenses. Our and the VIE Group’s sales and marketing expenses increased from RMB1,538.9 million in 2023 to RMB1,913.9 million (US$262.2 million) in 2024, primarily due to an increase in borrower acquisition expenses.
•
General and administrative expenses. Our and the VIE Group’s general and administrative expenses increased from RMB214.9 million in 2023 to RMB221.0 million (US$30.3 million) in 2024, primarily driven by increases in professional service fees.
•
Research and development expenses. Our and the VIE Group’s research and development expenses increased from RMB296.3 million in 2023 to RMB372.4 million (US$51.0 million) in 2024, primarily due to higher employee compensation and benefit expenses.

Interest income, net. We and the VIE Group recognized interest income of RMB12.9 million in 2023 and RMB18.3 million (US$2.5 million) in 2024, respectively.

Other income, net. Our and the VIE Group’s other income decreased from RMB14.8 million in 2023 to RMB95.4 million (US$13.1 million) in 2024.

Income before income taxes and share of gain from equity method investments. As a result of foregoing, we and the VIE Group recognized income before income taxes and share of gain from equity method investments of RMB1,547.2 million and RMB1,295.4 million (US$177.5 million) in 2023 and 2024, respectively.

Income tax expense. We and the VIE Group recognized tax expenses of RMB247.6 million in 2023 and RMB238.9 million (US$32.7 million) in 2024.

Net income. As a result of foregoing, we and the VIE Group recorded net income of RMB1,297.6 million and RMB1,056.5 million (US$144.7 million) in 2023 and 2024, respectively.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

As of the date of this annual report, inflation in China has not materially impacted our and the VIE Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2022, 2023 and 2024 were increase of 1.8%, decrease of 0.3% and decrease of 0.1%, respectively. Although we and the VIE Group have not been materially affected by inflation in the past, we and the VIE Group can provide no assurance that we and the VIE Group will not be affected by higher rates of inflation in China in the future.

B.
Liquidity and Capital Resource

Our and the VIE Group’s primary source of liquidity has been cash provided by operating activities, and funds provided by our and the VIE Group’s shareholders, including through capital contributions and loans from related parties, which has historically been sufficient to meet our and the VIE Group’s working capital and substantially all of our and the VIE Group’s capital expenditure requirements. As of December 31, 2022, 2023 and 2024, we and the VIE Group had RMB291.0 million, RMB370.2 million and RMB540.5 million (US$74.0 million), respectively, in cash and cash equivalents. In May 2019, we completed our initial public offering in which we issued and sold an aggregate of 4,025,000 ADSs, representing 16,100,000 class A ordinary shares, resulting in net proceeds to us of approximately US$35.0 million. Our and the VIE Group’s cash and cash equivalents primarily consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use. We and the VIE Group believe that our and the VIE Group’s current cash and cash equivalents and our and the VIE Group’s anticipated cash flows from operations will be sufficient to meet our and the VIE Group’s anticipated working capital requirements and capital expenditures for the next 12 months. We and the VIE Group may, however, need additional capital in the future to fund our and the VIE Group’s continued operations. If we and the VIE Group determine that our and the VIE Group’s cash requirements exceed the amount of cash and cash equivalents we and the VIE Group have on hand at the time, we and the VIE Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our and the VIE Group’s shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our and the VIE Group’s operations. We and the VIE Group cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

The following table sets forth a summary of our and the VIE Group’s cash flows for the period presented:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	133,592	389,588	1,425,488	195,292
Net cash used in investing activities	(22,949)	(105,850)	(783,520)	(107,342)
Net cash used in financing activities	(12,566)	(193,481)	(332,687)	(45,578)
Cash, cash equivalents and restricted cash at beginning of year	184,567	293,041	372,628	51,050
Cash, cash equivalents and restricted cash at end of year	293,041	372,628	677,855	92,865

Operating Activities

Net cash provided by operating activities was RMB1,425.5 million (US$195.3 million) in 2024, primarily due to net income of RMB1,056.5 million (US$144.7 million), mainly adjusted for gain on recovery of Long-term investment of RMB69.0 million (US$9.5 million), share-based compensation of RMB59.1 million (US$8.1 million), impairment of long-term investments of RMB51.9 million (US$7.1 million), non-cash lease expenses of RMB23.6 million(US$3.2 million), depreciation and amortization of RMB17.9 million (US$2.4 million), allowance for uncollectible receivables, contract assets, loans receivable and others of RMB12.2 million (US$1.7 million), and changes in working capital. Changes in working capital were primarily due to (i) an increase in accounts receivable and contract assets of RMB886.5 million (US$121.4 million) in connection with uncollected service fees, which was in line with the increasing facilitation volume, (ii) a decrease in deferred guarantee income of RMB657.4 million (US$90.1 million) due to the decrease in average outstanding loan balances for which we and the VIE Group provided guarantee services, and (iii) a decrease in contingent guarantee liabilities of RMB728.2 million (US$99.8 million), as a result of lower outstanding loan balances subject to the guarantee services, partially offset by (i) a decrease in prepaid expenses and other current assets of RMB1,494.5 million (US$204.7 million) due to the back-to-back guarantee arrangements, (ii) a decrease in financial assets receivable of RMB701.7 million (US$96.1 million), (iii) an increase in accrued expenses and other liabilities of RMB190.6 million (US$26.1 million), and (iv) an increase in tax payable of RMB124.8 million (US$17.1 million).

Net cash provided by operating activities was RMB389.6 million in 2023, primarily due to net income of RMB1,297.6 million, mainly adjusted for gain from de-recognition of liabilities of RMB280.2 million, impairment of long-term investments of RMB91.2 million, allowance for uncollectible receivables, contract assets, loans receivable and others of RMB72.8 million, share-based compensation of RMB54.4 million, non-cash lease expenses of RMB21.0 million, depreciation and amortization of RMB9.5 million, and changes in working capital. Changes in working capital were primarily due to (i) an increase in accounts receivable and contract assets of RMB497.5 million in connection with uncollected service fees, which was in line with the increasing facilitation volume, (ii) an increase in prepaid expenses and other current assets of RMB1,890.4 million due to the back-to-back guarantee arrangements, and (iii) an increase in financial assets receivable of RMB917.8 million, partially offset by (i) an increase in deferred guarantee income of RMB821.6 million, (ii) an increase in contingent guarantee liabilities of RMB933.9 million as we and the VIE group began to provide primary guarantee to certain loans facilitated since late 2022, (iii) an increase in accrued expenses and other liabilities of RMB445.0 million, and (iv) an increase in tax payable of RMB219.3 million.

Net cash provided by operating activities was RMB133.6 million in 2022, primarily due to net income of RMB1,180.2 million, mainly adjusted for gain from de-recognition of other payable associated with disposal of Shanghai Caiyin of RMB117.0 million, allowance for uncollectible receivables, contract assets, loans receivable and others of RMB32.1 million, share-based compensation of RMB42.5 million, depreciation and amortization of RMB10.0 million, and changes in working capital. Changes in working capital were primarily due to (i) an increase in accounts receivable and contract assets of RMB1,232.3 million in connection with uncollected service fees, (ii) an increase in prepaid expenses and other current assets of RMB456.2 million and (iii) an increase in financial assets receivable of RMB292.3 million, partially offset by (i) an increase in accrued expenses and other liabilities of RMB444.1 million, and (ii) an increase in deferred guarantee income of RMB276.5 million, and an increase in tax payable of RMB223.8 million.

Investing Activities

Net cash used in investing activities was RMB783.5 million (US$107.3 million) in 2024, primarily due to purchase of property, equipment and software of RMB739.1 million (US$101.3 million), loans to related parties of RMB120.0 million (US$16.4 million), acquisition of long-term investments of RMB97.6 million (US$13.4 million), and net investment and collection in loans receivable of RMB23.3 million (US$3.2 million), partially offset by loan repayments from related parties of RMB130.1 million (US$17.8 million) and proceeds from recovery of long-term investments of RMB69.0 million (US$9.5 million).

Net cash used in investing activities was RMB105.9 million in 2023, primarily due to acquisition of long-term investments of RMB77.5 million, disposal of subsidiaries, net of cash disposed of RMB68.7 million, partially offset by net collection loans receivable of RMB53.8 million, and loan repayments from related parties of RMB31.2 million.

Net cash used in investing activities was RMB22.9 million in 2022, primarily due to loans to related parties of RMB56.4 million and purchase of property, equipment and software of RMB17.5 million, partially offset by loan repayments from related parties of RMB50.9 million.

Financing Activities

Net cash used in financing activities was RMB332.7 million (US$45.6 million) in 2024, primarily due to dividend distributed to shareholders of RMB301.2 million (US$41.3 million) and repurchase of ordinary shares of RMB53.3 million (US$7.3 million), partially offset by loans from related parties of RMB27.3 million (US$3.7 million).

Net cash used in financing activities was RMB193.5 million in 2023, primarily due to dividend distributed to shareholders of RMB156.7 million and repurchase of ordinary shares of RMB38.1 million.

Net cash used in financing activities was RMB12.6 million in 2022, primarily due to repurchase of ordinary shares of RMB14.8 million.

Material Cash Requirements

Our and the VIE Group’s material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our and the VIE Group’s payment of purchase of commercial property, employee’s payroll and welfare expenses, taxes and other various selling, general and administrative expenses to support our daily business operations, capital expenditures and operating lease obligations.

Our and the VIE Group’s operating lease obligations consist of the commitments under the lease agreements for our and the VIE Group’s office premises. Our and the VIE Group’s leasing expense was RMB29.2 million, RMB22.7 million and RMB25.3 million (US$3.5 million) in 2022, 2023 and 2024, respectively. The majority of our and the VIE Group’s operating lease commitments are related to our and the VIE Group’s office lease agreements in China.

Other than those discussed above, we and the VIE Group did not have any significant capital and other commitments, long-term obligations as of December 31, 2024.

Capital Expenditures

We and the VIE Group made capital expenditures of RMB17.5 million, RMB31.5 million and RMB739.1 million (US$101.3 million) in 2022, 2023 and 2024, respectively. In 2024, our and the VIE Group’s capital expenditures were mainly used for purchase of certain commercial property, equipment, including servers, computers and other office equipment, and office renovation. We and the VIE Group will continue to make capital expenditures to meet the expected growth of our and the VIE Group’s business.

Holding Company Structure

Jiayin Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, consolidated VIE and its subsidiaries in China. As a result, Jiayin Group Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, relevant PRC laws and regulations permit the PRC companies, such as our PRC subsidiaries and the consolidated VIE, to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries and the consolidated VIE that is in retained earnings position as of the end of each year is required to set aside 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, each of our PRC subsidiaries and the consolidated VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. After our PRC subsidiaries and the consolidated VIE have generated retained earnings and met the requirements for appropriation to the statutory reserves and until such reserves reach 50% of its registered capital, respectively, our PRC subsidiaries and the consolidated VIE can distribute dividends upon approval of the shareholders. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Allowance for credit losses

We recognize an allowance for our financial assets, mainly accounts receivable and contract assets, financial assets receivable, receivables from the third-party asset management companies and amount due from related parties based on estimate of the expected credit losses over the contractual term of these financial assets.

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

As of December 31, 2024, allowance for accounts receivable and contract assets is RMB3.2 million (US$0.4 million) and reversal of allowance for financial assets receivable is RMB6.0 million (US$0.8 million). If change in various factors constituting the estimate of loss rate result in 5 percentage point increase/decrease in the overall estimate loss rate, it would result in an increase/decrease of RMB1.1 million (US$0.2 million) and RMB 0.1 million (US$0 million) for allowance for accounts receivable and contract assets and financial assets receivable, respectively.

Guarantee liabilities

We provide guarantee services directly or cooperating with third-party financing guarantee companies for certain loans we facilitated. We recognize a stand-ready guarantee liability at fair value at inception of guarantee, which is released into guarantee revenue over the term of the guarantee. We also separately record a contingent guarantee liability based on estimate of future payout by us upon borrowers’ default, which is ultimately determined by the estimated default rate of underlying loans subject to guarantee. We estimate the borrower’s default rate based on historical default rate of underlying loans subject to guarantee on a pool basis according to the historical delinquency data by vintage and adjusted by our current risk and business strategies which we believe it could have potential impacts into the future periods, if any. The contingent guarantee is revalued at each period end to reflect updated estimation for future pay-out. There are significant judgments and estimations by management in determining the estimated default rate with the underlying assumptions, which led to judgment and subjectivity. As of December 31, 2024, outstanding balance for deferred guarantee income and contingent guarantee liabilities is RMB229.5million (US$31.4 million) and RMB213.6million (US$29.3 million), respectively. As of December 31, 2024, outstanding balance for contingent guarantee liabilities is RMB213.6 million (US$29.3 million). If change in various factors constituting the estimate of default rate result in 5 percentage point increase/decrease in the overall estimate default rate, it would result in an increase/decrease of RMB10.7 million (US$1.5 million) for contingent guarantee liability.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dinggui Yan	56	Founder, director and chief executive officer
Yi Feng	48	Chief technology officer
Chunlin Fan	49	Chief financial officer
Yifang Xu	47	Director and chief risk officer
Libin Wang	38	Director and vice president of finance
Yuhchang Hwang	70	Independent Director
Meng Rui	57	Independent Director

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

Mr. Yi Feng has served as our chief technology officer since November 2021. Mr. Feng has over 18 years of technology leadership experience in internet and financial services. He joined Jiayin in 2021. Prior to joining the Company, Mr. Feng had held senior technology roles at well-known firms such as Fidelity, Lufax, Trip.com and Oracle since 2006. Mr. Feng received his master’s degree of computer science from University of Pennsylvania in 2006, another master’s degree in computer science from University of Texas at Austin in 2002 and a bachelor’s degree in computer science from Sun Yat-Sen University in 2000.

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

B.
Compensation

In 2024, we paid an aggregate of RMB30.6 million (US$4.2 million) in cash and benefits to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries, the consolidated VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

2019 Share Incentive Plan

In February 2019, we adopted our 2019 Share Incentive Plan, which permits the grant of options to purchase our ordinary shares. The 2019 Share Incentive Plan was adopted to replace our 2016 Share Incentive Plan. All outstanding options granted under the 2016 Share Incentive Plan have been canceled or replaced with options granted under the 2019 Share Incentive Plan. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2019 Share Incentive Plan is 54,000,000 initially. In connection with the adoption of 2019 Plan, we cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. As of December 31, 2024, we had granted options to purchase an aggregate 73,938,000 Class A ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and RSUs to receive an aggregate of 21,480,000 Class A ordinary shares (excluding RSUs that were forfeited, cancelled, or vested after the relevant grant date), pursuant to the 2019 Share Incentive Plan. On April 28, 2025, our board of directors increased the aggregate number of Class A Ordinary Shares reserved for issuance pursuant to awards granted under the 2019 Share Incentive Plan by 24,000,000 additional Class A Ordinary Shares.

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

Name	Position	Ordinary Shares Underlying RSUs Legally Grant	Legally Grant Date
Yifang Xu	Director and chief risk officer	5,600,000	September 5, 2022
Libin Wang	Director and vice president of finance	3,360,000	October 25, 2022
Yi Feng	Chief technology officer	3,200,000	September 5, 2022
Chunlin Fan	Chief financial officer	2,400,000	April 19, 2023
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

D.
Employees

We and the VIE Group had 796, 925 and 1,028 employees as of December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, 1,004 of our and the VIE Group’s employees were located in Shanghai, 15 in Beijing, 7 in certain other city in China, and 2 in Singapore. The following table sets forth the breakdown of our and the VIE Group’s employees as of December 31, 2024 by function:

Functions	Number of Employees
Facilitation and servicing department	119
General and administrative department	186
Sales and marketing department	307
Research and development department	416
Total	1,028

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

E.
Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025 by:

•
each of our directors and executive officers;
•
each person known to us to beneficially own more than 5% of our ordinary shares.

Our total number of ordinary shares outstanding as of March 31, 2025 was 213,478,184, which includes 54,000,000 ordinary shares held by Dream Glory. L.P. as an entrusted shareholder of shares issued in view of our 2019 Share Incentive Plan, of which 22,454,240 are shares underlying the options and 31,200,000 are underlying the RSUs entitled under our 2019 Share Incentive Plan and the remaining 345,760 are reserved for future issuance. Dream Glory L.P. will not vote such ordinary shares it held at general meetings of our company.

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 213,478,184 ordinary shares (being the sum of 105,478,184 Class A ordinary shares (excluding the 2,621,816 Class A ordinary shares in the form of ADSs the issuer repurchased under its share repurchase program and held as treasury shares) and 108,000,000 Class B ordinary shares) of the issuer as of March 31, 2025.

	Ordinary Shares Beneficially Owned as of March 31, 2025
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary share on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Dinggui Yan(1)	1,360,000	108,000,000	51.2	91.2
Yifang Xu(2)	4,454,776	—	2.1	0.0
Libin Wang	*	—	*	*
Chunlin Fan	*	—	*	*
Yi Feng	*	—	*	*
Yuhchang Hwang	—	—	—	—
Meng Rui	—	—	—	—
Directors and Executive Officers as a Group	8,576,928	108,000,000	54.6	91.2
Principal Shareholders:
New Dream Capital Holdings Limited(1)	1,360,000	108,000,000	51.2	91.2
Sunshinewoods Holdings Limited(3)	23,446,492	—	11.0	2.0
Dream Glory L.P.(4)	26,180,004	—	12.3	—

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
(4)
Represents 26,180,004 ordinary shares held by Dream Glory L.P., a limited partnership established in the British Virgin Islands, which in accordance with the shareholding entrustment agreement entered into between Dream Glory L.P. and us, does not have any voting or investment power. Dream Glory L.P. is established to hold shares underlying potential awards granted pursuant to our share incentive plan. The general partner of Dream Glory L.P. is New Dream, which is controlled by Mr. Dinggui Yan. The registered address of Dream Glory L.P. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

As of March 31, 2025, a total of 14,024,545 ADSs, representing 56,098,180 Class A ordinary shares, were held by holders of record in the United States, representing approximately 26.3% of our total outstanding shares. None of our outstanding Class B ordinary shares were held by holders of record in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Transactions with Jiayin Zhuoyue

We and the VIE group engaged Shanghai Jiayin Zhuoyue Enterprise Management Co., Ltd. (“Jiayin Zhuoyue”, formerly known as “Shanghai Jiayin Zhuoyue Wealth Management Co., Ltd.”) to refer online investors to us. We and the VIE group paid Jiayin Zhuoyue referral service fees. Jiayin Zhuoyue is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

We and the VIE group incurred RMB122.9 million, RMB115.5 million and RMB74.5 million (US$10.2 million) of referral service fees to Jiayin Zhuoyue in 2022, 2023 and 2024, respectively.

Amounts due to Jiayin Zhuoyue was RMB0.4 million, RMB11.3 million and RMB27.0 million (US$3.7 million) as of December 31, 2022, 2023, and 2024, respectively.

Transactions with Shanghai Jiayin

Shanghai Jiayin is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

In 2022, we and the VIE group provided interest free loans to Shanghai Jiayin with a total amount of RMB35.0 million. As of December 31, 2022, the loan has been collected.

In 2024, we and the VIE group provided interest free loans to Shanghai Jiayin with a total amount of RMB120.0 million. As of December 31, 2024, the loan has been collected.

We and the VIE group rented certain space for annual rental and related fees was of RMB12.5 million, RMB2.5 million and nil in 2022, 2023 and 2024.

Transactions with Aguila Information, S.A.P.I. de C.V. (“Aguila Information”)

We are engaged by Aguila Information to provide business and operational support services. On January 5, 2021, Aguila Information was deconsolidated by us and deemed as our related party. (See note 6 to the consolidated financial statements on page F-31 for further details.)

We charged RMB6.6 million, nil and nil from Aguila Information for the service fees provided in 2022, 2023 and 2024, respectively. As of December 31, 2022, the outstanding balance of the service fees receivable was RMB13.5 million, which was fully accrued of credit losses.

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

For the years ended December 31, 2022, 2023 and 2024, we recognized we and the VIE Group’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB1.2 million, RMB2.0 million and nil, respectively. In 2023, the VIE group provided non-interest bearing loans to Keen Best with a total amount of RMB13.9 million. Keen Best is one of our affiliate enterprises. The loan has been fully repaid as of December 31, 2023.

As of December 31, 2023, we were no longer able to exert significant influence over Keen Best. Considering the business forecast of the investee, we fully impaired this investment in 2023.

In 2024, we received RMB69.0 million (US$9.5 million) for our equity investments in Keen Best and recorded in Other income, net in the consolidated statements of operations.

Transactions with Sunshinewoods

In 2024, we borrowed interest bearing loans from Sunshinewoods for our daily operation with principal of RMB27.5 million (US$3.8 million) and fixed interest rate of 8%, with term of 360 days. As of December 31, 2024, the outstanding loan balance was RMB22.2 million (US$3.0 million).

Dividends Paid to Dream Glory L.P. and New Dream

In August 2024, the Board of Directors of the Company approved a dividend of US$ 0.125 per ordinary share, which was paid in September 2024 to shareholders of record as of the close of business on August 27, 2024. As of December 31, 2024, the unpaid dividends distributed to Dream Glory L.P. and New Dream was RMB23.9 million (US$3.3 million) and RMB16.9 million (US$2.3 million), respectively.

Transactions with Jiayin Technology Service (Shanghai) Co., Ltd.(“Jiayin Technology Service”)

In 2024, we provided loan facilitation services to Jiayin Technology Service, who funded loans through a trust as the sole beneficiary. Jiayin Technology Service is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

We and the VIE group incurred nil, nil and RMB31.0 million (US$4.2 million) of loan facilitation services fee in 2022, 2023 and 2024, respectively.

Amounts due from Jiayin Technology Service was nil, nil and RMB4.4 million (US$0.6 million) as of December 31, 2022, 2023, and 2024, respectively.

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

On March 28, 2023, our Board approved and adopted a dividend policy, under which the Company may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year on a consolidated basis. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of the Board based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as the Board may deem relevant. On July 10, 2023, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS. ("July 2023 Dividend") The aggregate amount of cash distributed for the July 2023 Dividend was approximately US$21.5 million. On January 8, 2024, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS. ("January 2024 Dividend"). The aggregate amount of cash distributed for the January 2024 Dividend was US$21.2 million. On August 16, 2024, our board of directors approved the payment of a cash dividend of US$0.125 per ordinary share, or US$0.50 per ADS ("August 2024 Dividend"). The aggregate amount of cash distributed for the August 2024 Dividend was US$26.6 million. On November 19, 2024, our board of directors approved and adopted an amended dividend policy (the “Amended Dividend Policy”) to replace the prior dividend policy in its entirety, with immediate effect. Under the Amended Dividend Policy, we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of no less than 15% of our net income after tax in the previous fiscal year. On March 27, 2025, in order to provide investors with higher returns, our board of directors approved and adopted a further adjustment to the Amended Dividend Policy to increase the annual dividend amount such that we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of around 30% of our net income after tax in the previous fiscal year. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as our board of directors may deem relevant.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than a right to receive copies of our memorandum and articles of association, special resolutions passed by our shareholders and our registered of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

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

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.
Taxation

The following summary of Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion relates to matters of the PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal counsel.

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

Payments of dividends and capital in respect of our Class A ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares or ADSs, nor will gains derived from the disposal of our Class A ordinary shares or ADSs be subject to Cayman Islands income or corporate tax.

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

SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, on February 3, 2015, which replaced or supplemented certain previous rules under the circular commonly known as “SAT Circular 698.” Under SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investment in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investment in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at a rate of 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. It remains to be observed as to the implementation details of SAT Bulletin 7. If SAT Bulletin 7 were determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Bulletin 7 or to establish that the relevant transactions should not be taxed under SAT Bulletin 7. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences to a United States Holder (as defined below), under current law, of an investment in our ADSs or Class A ordinary shares. This discussion is based on the federal income tax laws of the United States as of the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as of the date of this annual report. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions. This discussion, moreover, does not address the United States federal estate, gift, Medicare, or alternative minimum tax considerations, or any state, local or non-United States tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. Except as specifically described below, this discussion does not address any of the consequences of holding our ADSs or Class A ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States, including withholding taxes or reporting obligations applicable to accounts maintained with non-United States financial institutions (through which a United States Holder may hold our ADSs or Class A ordinary shares), and does not describe any tax consequences arising in respect of the Foreign Account Tax Compliance Act (“FATCA”) regime.

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

Passive Foreign Investment Company

General

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2024. However, we believe that were a PFIC for our taxable year ended December 31, 2023.

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

You are strongly encouraged to consult your tax advisors regarding the application of the PFIC rules to an investment in our ADSs or Class A ordinary shares and the availability, application and consequences of the elections discussed below.

U.S. Holders During 2023

The following discussion summarizes the consequences for U.S. Holders of our ADSs and Class A ordinary shares during any taxable year during which we are/were treated as a PFIC (as we believe we were for our taxable year ended December 31, 2023). U.S. Holders of our ADSs and Class A ordinary shares during our taxable year ended December 31, 2023 (or any other taxable year during which we are a PFIC) are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules and the availability and consequences of the elections discussed below.

Deemed Sale Election. As we believe that we were treated as a PFIC for our taxable year ended December 31, 2023, if you held our ADSs or Class A ordinary shares during our taxable year ended December 31, 2023, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC (as we believe we have for our taxable year ended December 31, 2024) and you make a “deemed sale” election with respect to such ADSs or Class A ordinary shares. If such election is made, you will be deemed to have sold such ADSs or Class A ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from a sale or other taxable disposition of our ADSs or Class A ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if such an election becomes available to you.

Mark-to-Market Election. As we believe that we were a PFIC for our taxable year ended December 31, 2023, if you held our ADSs or Class A ordinary shares during our taxable year ended December 31, 2023 (or any other taxable year during which we are a PFIC), if no “deemed sale” election (as discussed above) has been made, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of our ADSs or Class A ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these rules:

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

As we believe that we were a PFIC for our taxable year ended December 31, 2023, if you held our ADSs or Class A ordinary shares during our taxable year ended December 31, 2023 (or any other taxable year during which we are a PFIC), if any of our non-United States subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC for such taxable year, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

As we believe that we were a PFIC for our taxable year ended December 31, 2023, if you held our ADSs or Class A ordinary shares during our taxable year ended December 31, 2023 (or any other taxable year during which we are a PFIC), in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or Class A ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or Class A ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, as long as our ADSs remain listed on the Nasdaq and are regularly traded, and you are a United States Holder of such ADSs, we expect that the mark-to-market election would be available to you for each taxable year for which we are a PFIC, but no assurances are given in this regard.

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

QEF Election. In certain circumstances, a shareholder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the PFIC’s income on a current basis. However, if we were a PFIC (as we believe we were for our taxable year ended December 31, 2023), you would be able to make a qualified electing fund election with respect to our ADSs or Class A ordinary shares only if we agreed to furnish you annually with a PFIC annual information statement as specified in the applicable Treasury regulations. We currently do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

A United States Holder that holds or has held our ADSs or Class A ordinary shares in any taxable year in which we are or were a PFIC will be required to file an annual report containing such information as the United States Treasury Department may require.

You are strongly encouraged to consult your tax advisors regarding the application of the PFIC rules to an investment in our ADSs or Class A ordinary shares and the availability, application and consequences of the elections discussed above.

U.S. Holders Acquiring ADSs or Class A Ordinary Shares After 2023

The following discussion summarizes the consequences for U.S. Holders of our ADSs and Class A ordinary shares that acquire their ADSs or Class A ordinary shares in taxable years after 2023. As discussed above, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2024. As further discussed above, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will agree with any determination we make. Accordingly, there can be no assurance that we will not be treated as a PFIC in 2024, 2025 or any subsequent taxable year or that the IRS will not take a contrary position to any determination we make. If we are treated as a PFIC in 2024, 2025, or in any subsequent taxable year, the treatment of U.S. Holders of our ADSs and Class A ordinary shares during such taxable years is generally described above under “—Passive Foreign Investment Company—U.S. Holders During 2023.” U.S. Holders of our ADSs and Class A ordinary shares during our taxable years ended December 31, 2024 and/or December 31,

2025 (or any subsequent taxable year) are strongly encouraged to consult their tax advisor regarding the application of the PFIC rules and the availability and consequences of the elections discussed above in any taxable year in which we are treated as a PFIC.

Dividends and Other Distributions on our ADSs or Class A Ordinary Shares. Subject to the passive foreign investment company rules discussed above, the gross amount of any distribution that we make to you with respect to our ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC or other withholding taxes) will be taxable as a dividend, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income on the day actually or constructively received by you, if you own our Class A ordinary shares, or by the depositary, if you own our ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid generally will be reported as a “dividend” for United States federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to qualifying corporations under the Code.

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. As discussed above under “––Passive Foreign Investment Company––General,” we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2024. However, we believe that we were a PFIC for our taxable year ended December 31, 2023.

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

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes imposed on dividends paid to you with respect to our ADSs or Class A ordinary shares (at a rate not exceeding the applicable rate provided in the United States–PRC income tax treaty in the case of a United States Holder that is eligible for the benefits of such treaty) generally will be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to our ADSs or Class A ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. However, Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. A notice from the Internal Revenue Service indicates that the Internal Revenue Service is considering proposing amendments to the Foreign Tax Credit Regulations and also allows taxpayers to defer the application of many aspects of the Foreign Tax Credit Regulations until further notice.

Instead of claiming a foreign tax credit, United States Holders may be able to deduct any non-U.S. withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a United States Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such United States Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.

Disposition of our ADSs or Class A Ordinary Shares

You will recognize gain or loss on a sale or exchange of our ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or exchange and your adjusted tax basis in our ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company—U.S. Holders During 2023” above (which may be applicable to U.S. Holders acquiring our ADSs or Class A ordinary shares after 2023 as described above), such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate United States Holder, including an individual, that has held our ADSs or Class A ordinary shares for more than one year currently may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.

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

Information with Respect to Foreign Financial Assets

United States Holders who are individuals (and certain entities closely held by individuals) generally will be required to report our name, address and such information relating to an interest in our ADSs or Class A ordinary shares as is necessary to identify the class or issue of which our ADSs or Class A ordinary shares are a part. These requirements are subject to exceptions, including an exception for ADSs or Class A ordinary shares held in accounts maintained by certain financial institutions and an exception applicable if the aggregate value of all “specified foreign financial assets” (as defined in the Code) does not exceed US$75,000 at any point during the taxable year or US$50,000 on the last day of the taxable year.

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

The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen online investors’ desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

For risks and uncertainties related to our internal control, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry— If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has issued an attestation report on our internal control over financial reporting, which is included on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

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

	2023	2024
	(US$’000)	(US$’000)
Audit Fee	1022	1,763
Audit-related Fee (1)	278	50
Predecessor auditor	230	125

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 13, 2022, our board of directors authorized a share repurchase plan under which we may repurchase our ordinary shares with an aggregate value of US$10 million during the 12-month period beginning on June 13, 2022. The share repurchase plan was publicly announced on June 16, 2022. On June 7, 2023, our board of directors approved to extend the share repurchase plan for a period of 12-months period beginning on June 13, 2023 and ending on June 12, 2024. Pursuant to the extended share repurchase plan, we may repurchase our ordinary shares through June 12, 2024 with an aggregate value not exceeding the remaining balance under share repurchase plan. In March 2024, our board of directors approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan shall not exceed US$30 million. On June 4, 2024, our board of directors approved to further extend the share repurchase plan for another period of 12 months, commencing on June 13, 2024 and ending on June 12, 2025. Pursuant to the extended share repurchase plan, we may repurchase our ordinary shares through June 12, 2025 with an aggregate value not exceeding the remaining balance under the share repurchase plan. As of March 31, 2025, we had repurchased approximately 3.8 million of our ADSs for approximately US$16.8 million under this share repurchase plan.

The following table summarizes the shares repurchase activity for the periods indicated.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased under the Plan
June 2022	225,301	US$2.1	225,301	US$29.5million
September 2022	683,738	US$2.4	683,738	US$27.9million
December 2022	589,553	US$2.3	589,553	US$26.5million
June 2023	339,948	US$6.1	339,948	US$24.4million
September 2023	400,092	US$4.8	400,092	US$22.5million
December 2023	592,422	US$5.1	592,422	US$19.4million
June 2024	508,788	US$6.5	508,788	US$16.1million
September 2024	205,362	US$5.5	205,362	US$15.0million
December 2024	287,270	US$6.5	287,270	US$13.1million
Total	3,832,474	US$4.4	3,832,474

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors have established insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq.

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

Governance

Under our board’s supervision, the Chief Technology Officer is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The Chief Technology Officer shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. Our Chief Technology Officer has over 18 years of experience as a technology leader in internet and financial services sectors. He is specialized in securing and ensuring compliance of complex technology environments across well-known enterprises. In addition, at the management level, we have established a risk management committee, which consists of nine executives and is chaired by our Chief Risk Officer to oversee and manage cybersecurity related matters and formulate policies as necessary. The chairman and members of the risk management committee have rich working experience in banks and prominent internet companies, bringing valuable expertise in dealing with confidentiality-related cybersecurity issues. Our risk management committee members report to the chairman on a monthly basis regarding its assessment, identification, and management on material risks from cybersecurity threats that occur in the ordinary course of our business operations. If a cybersecurity incident occurs, our risk management committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our risk management committee will promptly report the investigation and assessment results to our Chief Risk Officer within 24 hours and our Chief Risk Officer will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our risk management committee shall promptly prepare disclosure material for review and approval by our Chief Risk Officer before it is disseminated to the public.

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

4.8

Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Yuanle Wu and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.9

Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.10

Exclusive Call Option Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Dinggui Yan, Guanglin Zhang, Yuanle Wu, Shanghai Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.11

Exclusive Consultation and Service Agreement between Shanghai Jiayin Finance Technology Co., Ltd. and Shanghai Kunjia Technology Co., Ltd., dated June 29, 2018 (English Translation) (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.12

Collaboration Agreement between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Wuxingjia Finance Information Services Co., Ltd., dated December 1, 2015 (English Translation) (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.13

Equity Transfer Agreement concerning Shanghai Caiyin Asset Management Co., Ltd. among Shanghai Jiayin Finance Services Co., Ltd., Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. and Shanghai Wuxingjia Finance Information Services Co., Ltd. dated September 16, 2019 (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.14

Supplementary Agreement to Collaboration Agreement dated December 1, 2015 between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Wuxingjia Finance Information Services Co., Ltd., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.15

Agreement among Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd., Shanghai Wuxingjia Finance Information Services Co., Ltd. and Shanghai Jiayin Finance Services Co., Ltd. dated October 16, 2019 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on October 24, 2019)

4.16

Framework Acquisition Agreement among Shanghai Jiayin Finance Technology Co., Ltd., Shanghai Bweenet Network Technology Co., Ltd., Tang Chuanfa, Liu Ning, Wang Peiqiong, Zhao Wu and Cui Junying dated April 1, 2021 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on April 5, 2021)

4.17

Share Acquisition Framework Agreement among Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd., Shanghai Jiayin Finance Technology Co., Ltd. and Shanghai Bweenet Network Technology Co., Ltd. dated December 29, 2021 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on January 3, 2022)

4.18

Share Acquisition Framework Agreement among Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. And Shanghai Jiayin Finance Technology Co., Ltd. dated April 4, 2023 (English Translation) (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-38806), filed with the Securities and Exchange Commission on April 29, 2023)

4.19*†	Property Transfer Agreement among Shanghai Jirongzhicheng Enterprise Development Co., Ltd., Geerong Yunke Information Technology Co., Ltd. and the seller, dated December 17, 2024

Exhibit Number	Description of Document

8.1*	Principal subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

11.2*	Insider Trading Policy

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Marcum Asia CPAs LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of King & Wood Mallesons

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-38806), filed with the Securities and Exchange Commission on April 29, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed with this annual report on Form 20-F.

** Furnished with this annual report on Form 20-F.

† Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jiayin Group Inc.

By:	/s/ Dinggui Yan

Name:	Dinggui Yan
Title:	Director and Chief Executive Officer

Date: April 28, 2025

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Jiayin Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiayin Group Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes and financial statement schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Management’s estimation of expected default rate primarily applied in accounting for guarantee liabilities and guarantee revenues – refer to note 2(k) and 2(q) to the financial statements

Critical Audit Matter Description

The Group provides guarantee service for certain loans it facilitates. The Group recognizes a stand-ready guarantee liability for its guarantee exposure at the inception, which is released into guarantee revenue over the term of the guarantee. The Group estimates the fair value of stand-ready guarantee liabilities based on expected default rate of underlying loans subject to guarantee on a pool basis according to the historical delinquency data by vintage, adjusted by specific risk characteristics for borrowers from various channels, and other pertinent information in assessing future performance of the loan portfolio.

We identified the estimation of expected default rate as a critical audit matter because of the significant judgments required by management when developing the estimation. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists and information technology (IT) specialists when performing audit procedures to evaluate the reasonableness of management’s methodologies and assumptions used in estimation.

How the Critical Audit Matter Was Addressed in the Audit

- We tested the operating effectiveness of the controls over estimation of expected default rate, including management’s controls over the historical delinquency data and the adjustments, if any, to the delinquency rate.

- We evaluated the relevance of the historical delinquency data as an input and, with the assistance of our IT specialists, tested on a sample basis the accuracy of such data by comparing it with original data retrieved from the operating system.

- With the assistance of our internal fair valuation specialists, we evaluated the reasonableness of the valuation methodology and evaluated the assumptions used in the model for expected default rate.

- We evaluated observable data close to the report issue date to evaluate whether the assumptions used by management are appropriate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 28, 2025

We have served as the Company's auditor since 2023.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Jiayin Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Jiayin Group Inc. and its subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2024 of the Company and our report dated April 28, 2025, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 28, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Jiayin Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations and comprehensive income, changes in shareholders’equity and cash flows for the year ended December 31, 2022, and the related notes and schedules of Jiayin Group Inc. (the “Company”) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

We were not engaged to audit the retrospective adjustment as described in Note 2(z), and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustment is appropriate and has been properly applied.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2021 to 2023.

New York, New York
April 28, 2023

JIAYIN GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2023	2024
	RMB	RMB	US$
			(Note 2(g))
ASSETS
Cash and cash equivalents	370,193	540,523	74,051
Restricted cash	2,435	137,332	18,814
Amounts due from related parties	509	4,411	604
Accounts receivable and contract assets, net (net of allowance for credit losses of RMB17,953 and RMB21,200 as of December 31, 2023 and 2024, respectively)	2,103,545	2,986,755	409,184
Financial assets receivable, net (net of allowance for credit losses of RMB7,207 and RMB1,250 as of December 31, 2023 and 2024, respectively)	991,628	293,483	40,207
Prepaid expenses and other current assets, net (net of allowance for credit losses of RMB13,205 and RMB771 as of December 31, 2023 and 2024, respectively)	1,921,547	377,978	51,784
Deferred tax assets, net	61,174	72,405	9,919
Property and equipment, net	40,332	44,397	6,082
Right-of-use assets	49,659	52,759	7,228
Long-term investments, net	101,481	162,267	22,230
Other non-current assets	2,263	737,583	101,048
TOTAL ASSETS	5,644,766	5,409,893	741,151
LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Company (Note 2(b)):
Deferred guarantee income	886,862	229,503	31,442
Contingent guarantee liabilities	933,947	213,644	29,269
Payroll and welfare payables	94,856	144,065	19,737
Amounts due to related parties	11,325	89,947	12,323
Tax payables	568,819	687,034	94,123
Accrued expenses and other liabilities	720,538	866,409	118,696
Lease liabilities	47,958	51,677	7,080
TOTAL LIABILITIES	3,264,305	2,282,279	312,670
Commitments and Contingencies (Note 15)
SHAREHOLDERS’ EQUITY
Class A ordinary shares (US$0.000000005 par value; 2,108,100,000 shares authorized, 108,100,000 shares issued as of December 31, 2023 and December 31, 2024; 104,129,944 and 105,478,184 shares outstanding as of December 31, 2023 and December 31, 2024, respectively)	0	0	0
Class B ordinary shares (US$0.000000005 par value; 116,000,000 shares authorized, 108,000,000 and 108,000,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	0	0	0
Treasury stock (3,970,056 and 2,621,816 shares as of December 31, 2023 and December 31, 2024, respectively)	(35,443)	(28,889)	(3,958)
Additional paid-in capital	901,932	909,649	124,621
Retained earnings	1,525,841	2,241,414	307,072
Accumulated other comprehensive (loss) income	(10,189)	7,099	973
Total Jiayin Group shareholder’s equity	2,382,141	3,129,273	428,708
Non-controlling interests	(1,680)	(1,659)	(227)
TOTAL SHAREHOLDERS’ EQUITY	2,380,461	3,127,614	428,481
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,644,766	5,409,893	741,151

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note 2(g))
Net revenue (including revenue from related parties of RMB6,567, nil and RMB31,034 for 2022, 2023 and 2024, respectively)	3,271,414	5,466,873	5,801,032	794,738
Operating costs and expenses:
Facilitation and servicing	(565,227)	(2,011,553)	(2,033,511)	(278,590)
Sales and marketing	(1,081,382)	(1,538,913)	(1,913,868)	(262,199)
General and administrative	(194,039)	(214,856)	(220,993)	(30,276)
Research and development	(216,694)	(296,317)	(372,441)	(51,024)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(32,053)	(72,764)	(12,204)	(1,672)
Total operating costs and expenses	(2,089,395)	(4,134,403)	(4,553,017)	(623,761)
Income from operations	1,182,019	1,332,470	1,248,015	170,977
Gain from de-recognition of liabilities	117,021	280,231	—	—
Loss from disposal of subsidiaries	—	(2,012)	(14,431)	(1,977)
Impairment of long-term investments	(15,078)	(91,236)	(51,923)	(7,113)
Interest income, net	281	12,895	18,281	2,504
Other income, net	43,447	14,834	95,426	13,073
Income before income taxes and share of income (loss) from equity method investments	1,327,690	1,547,182	1,295,368	177,464
Income tax expense	(155,398)	(247,616)	(238,900)	(32,729)
Share of income (loss) from equity method investments	7,940	(1,990)	—	—
Net income	1,180,232	1,297,576	1,056,468	144,735
Net income (loss) attributable to non-controlling interests	574	(43)	(10)	(1)
Net income attributable to Jiayin Group Inc.	1,179,658	1,297,619	1,056,478	144,736
Net income per share:
- Basic	5.48	6.06	4.97	0.68
- Diluted	5.48	6.06	4.97	0.68
Weighted average shares used in calculating net income per share:
- Basic	215,259,640	213,996,233	212,433,169	212,433,169
- Diluted	215,259,640	213,996,233	212,433,169	212,433,169
Net income	1,180,232	1,297,576	1,056,468	144,735
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	14,802	(7,133)	(3,171)	(434)
Comprehensive income	1,195,034	1,290,443	1,053,297	144,301
Comprehensive income (loss) attributable to non-controlling interests	534	(99)	21	3
Total comprehensive income attributable to Jiayin Group Inc.	1,194,500	1,290,542	1,053,276	144,298

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data)

	Issued Class A Ordinary shares		Issued Class B Ordinary shares		Treasury stock		Additional paid-in capital	(Accumulated deficit) Retained earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling interests	Total shareholder's equity
	Number	RMB	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	108,100,000	0	108,000,000	0	—	—	840,580	(794,762)	(17,954)	(2,115)	25,749
Net income	—	—	—	—	—	—	—	1,179,658	—	574	1,180,232
Share-based compensation	—	—	—	—	—	—	42,548	—	—	—	42,548
Exercise of share options	—	—	—	—	237,988	1,008	1,176	—	—	—	2,184
Vest of Restricted Share Units	—	—	—	—	3,383,784	13,742	(13,742)	—	—	—	—
Repurchase of ordinary shares	—	—	—	—	(5,994,368)	(24,012)	—	—	—	—	(24,012)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	14,842	(40)	14,802
Balance at December 31, 2022	108,100,000	0	108,000,000	0	(2,372,596)	(9,262)	870,562	384,896	(3,112)	(1,581)	1,241,503
Net income (loss)	—	—	—	—	—	—	—	1,297,619	—	(43)	1,297,576
Dividend to shareholders	—	—	—	—	—	—	—	(156,674)	—	—	(156,674)
Repurchase of ordinary shares	—	—	—	—	(5,329,848)	(50,438)	—	—	—	—	(50,438)
Share-based compensation	—	—	—	—	—	—	54,353	—	—	—	54,353
Exercise of share options	—	—	—	—	660,950	4,301	(3,027)	—	—	—	1,274
Vest of Restricted Share Units	—	—	—	—	3,071,438	19,956	(19,956)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(7,077)	(56)	(7,133)
Balance at December 31, 2023	108,100,000	0	108,000,000	0	(3,970,056)	(35,443)	901,932	1,525,841	(10,189)	(1,680)	2,380,461
Net income (loss)	—	—	—	—	—	—	—	1,056,478	—	(10)	1,056,468
Dividend to shareholders	—	—	—	—	—	—	—	(340,905)	—		(340,905)
Repurchase of ordinary shares	—	—	—	—	(4,005,680)	(45,020)	—	—	—	—	(45,020)
Share-based compensation	—	—	—	—	—	—	59,122	—	—	—	59,122
Exercise of share options	—	—	—	—	193,920	1,731	(1,562)	—	—	—	169
Vest of Restricted Share Units	—	—	—	—	5,160,000	49,843	(49,843)	—	—	—	—
De-consolidation of subsidiaries	—	—	—	—	—	—	—	—	20,490	—	20,490
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(3,202)	31	(3,171)
Balance at December 31, 2024	108,100,000	0	108,000,000	0	(2,621,816)	(28,889)	909,649	2,241,414	7,099	(1,659)	3,127,614

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note2(g))
Cash flows from operating activities
Net income	1,180,232	1,297,576	1,056,468	144,735
Adjustments to reconcile net income to net cash flows from operating activities:
Allowance for uncollectible receivables, contract assets, loans receivable and others	32,053	72,764	12,204	1,672
Share-based compensation	42,548	54,353	59,122	8,100
Depreciation and amortization	9,961	9,461	17,873	2,449
Non-cash lease expenses	—	21,033	23,557	3,227
Loss from disposal of property, equipment and software	—	(191)	—	—
Share of (income) loss in equity method investments	(7,940)	1,990	—	—
Impairment of long-term investments	15,078	91,236	51,923	7,113
Gain from de-recognition of liabilities	(117,021)	(280,231)	—	—
Loss from disposal of subsidiaries	—	2,012	14,431	1,977
Gain on recovery of long-term investment	—	—	(69,018)	(9,455)

Changes in operating assets and liabilities:
Accounts receivable and contract assets	(1,232,326)	(497,470)	(886,457)	(121,444)
Financial assets receivable	(292,342)	(917,775)	701,666	96,128
Prepaid expenses and other current assets	(456,221)	(1,890,443)	1,494,509	204,748
Amounts due from/to related parties	12,437	10,759	11,266	1,543
Deferred tax assets	(22,322)	(66)	(18,806)	(2,576)
Other non-current assets	(516)	(504)	186	25
Right-of-use assets	7,903	—	—	—
Deferred guarantee income	276,518	821,644	(657,359)	(90,058)
Contingent guarantee liabilities	—	933,947	(728,172)	(99,759)
Payroll and welfare payables	25,502	17,695	49,625	6,799
Tax payables	223,762	219,348	124,845	17,104
Accrued expenses and other liabilities	444,064	445,045	190,564	26,107
Operating Lease	(7,778)	(22,595)	(22,939)	(3,143)
Net cash provided by operating activities	133,592	389,588	1,425,488	195,292
Cash flows from investing activities
Purchase of property, equipment and software	(17,468)	(31,542)	(739,130)	(101,260)
Disposal of property, equipment and software	—	840	2	0
Disposal of subsidiaries, net of cash disposed of nil, RMB68,747 and RMB2,683	—	(68,747)	(2,683)	(368)
Acquisition of long-term investments	—	(77,533)	(97,577)	(13,368)
Proceeds from recovery of long-term investments	—	—	69,018	9,455
Investment in loans receivable, net	—	53,803	(23,257)	(3,186)
Loans to related parties	(56,416)	(13,904)	(120,003)	(16,440)
Repayments from related parties	50,935	31,233	130,110	17,825
Net cash used in investing activities	(22,949)	(105,850)	(783,520)	(107,342)
Cash flows from financing activities
Loans from related parties	—	—	27,335	3,745
Repayment of loans from related parties	—	—	(5,755)	(788)
Dividend distributed to shareholders	—	(156,674)	(301,175)	(41,261)
Repurchase of ordinary shares	(14,750)	(38,081)	(53,261)	(7,297)
Proceeds from exercise of options	2,184	1,274	169	23
Net cash used in financing activities	(12,566)	(193,481)	(332,687)	(45,578)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	10,397	(10,670)	(4,054)	(557)
Net change in cash, cash equivalents and restricted cash	108,474	79,587	305,227	41,815
Cash, cash equivalents and restricted cash at beginning of the year	184,567	293,041	372,628	51,050
Cash, cash equivalents and restricted cash at end of the year	293,041	372,628	677,855	92,865

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(Amounts in thousands, except for share and per share data)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
				(Note2(g))
Supplemental disclosure of cash flow information:
Income taxes paid, net	1,900	40,895	118,679	16,259
Supplemental disclosure of non-cash investing and financing activities:
Disposal consideration settled by other payable related to the disposal of Shanghai Caiyin (see Note 7)	—	75,646	—	—
Disposal consideration settled by accounts receivable (see Note 7)	—	108,190	33,307	4,563
Non-cash right-of-use assets in exchange for new lease liabilities	12,655	46,954	24,683	3,382
Disposal consideration settled by payables related to the disposal of Fujian Zhuoqun (see Note 7)	—	316,224	—	—
Payables for share repurchase (see Note 10)	9,262	21,619	13,378	1,833
Payables for dividend to shareholders (see Note 14)	—	—	40,793	5,589
Long-term receivable from disposal consideration related to disposal of Giasun and Quark (see Note 7)	—	—	18,814	2,578
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	291,018	370,193	540,523	74,051
Restricted cash	2,023	2,435	137,332	18,814
Total cash, cash equivalents and restricted cash	293,041	372,628	677,855	92,865

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

As of December 31, 2024 the Company’s significant subsidiaries and its consolidated VIEs are as follows:

Name	Date of incorporation/ establishment or acquisition	Place of incorporation/ establishment	Percentage of direct or indirect ownership	Principal activities
Subsidiaries
Jiayin Holdings Limited	January 2018	BVI	100%	Investment Holding
Geerong (HK) Limited (formerly known as “Jiayin (HK) Limited”)	January 2018	Hong Kong	100%	Investment Holding
Jiayin Southeast Asia Holdings Limited	February 2018	BVI	100%	Investment Holding
Shanghai Kunjia Technology Co., Ltd. (“Shanghai Kunjia”)*	June 2018	Shanghai	100%	Investment Holding
Geerong Yunke Information Technology Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Jiangxi Yunkaijianming Technology Co., Ltd. (formerly known as “Geerong Yun (Shanghai) Technology Development Co., Ltd.”)	September 2019	Jiangxi	100%	Technology development and consumer finance services
Shanghai Chuangzhen Software Co., Ltd.	April 2020	Shanghai	100%	Technology service
Shanghai Jirongzhicheng Enterprise Development Co., Ltd.	November 2024	Shanghai	100%	Commercial service
Hainan Yinke Financing Guarantee Co., Ltd.	August 2021	Hainan	100%	Guarantee service

VIEs
Shanghai Jiayin Technology Co., Ltd. ("Jiayin Technology", formerly known as "Shanghai Jiayin Finance Technology Co., Ltd.")	June 2015	Shanghai	*	Technology service
Shanghai Jiajie Internet Information Services Co., Ltd. (formerly known as "Shanghai Jiajie Finance Information Services Co., Ltd.")	July 2019	Shanghai	*	Technology development and consumer finance services
Jiayin Shuke Information Technology Co., Ltd.	January 2021	Shanghai	*	Technology service
Guangxi Chuangzhen Information Technology Co., Ltd.	January 2022	Guangxi	*	Technology service

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

Variable interest entity

The VIE Arrangement with Shanghai Kunjia, the WFOE

In order to comply with the PRC laws and regulations currently in effect, which place certain restrictions and conditions on foreign ownership of certain areas of businesses, the Group operates relevant business in the Chinese mainland through its VIEs. In June 2018, the Company, through its wholly owned foreign invested subsidiary, Shanghai Kunjia or WFOE, entered into a series of contractual arrangements (“VIE agreements”) with Jiayin Technology and its respective shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs.

Despite the lack of technical majority direct voting interest, there exists a parent subsidiary relationship between Shanghai Kunjia and the VIEs through the aforementioned agreements. The following is a summary of the VIE agreements:

The agreements that provide the Company effective control over the VIEs include:

Powers of Attorney:

Pursuant to the Power of Attorney, each of the four shareholders have signed power of attorney with WFOE to irrevocably authorize the board of directors / Executive Directors of WFOE and their successors to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Jiayin Technology including, but not limited to, the right (1) to make and sign the relevant shareholders’ general meeting decision on behalf of the shareholders of Jiayin Technology; (2) in accordance with the law and Jiayin Technology’s Charter of shareholders exercise the right to enjoy all the rights of shareholders, including but not limited to the right of shareholders to vote, sell or transfer or pledge or dispose of all or any part of Jiayin Technology’s shares; and (3) designate and appoint the legal representative, chairman, director, supervisor, general manager and other senior management of Jiayin Technology as the authorized representative of the Group. This power of attorney is irrevocable and continues to be in force during the period when the authorized person is a shareholder of WFOE, from the date of signature of this power of attorney.

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

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	81,384	5,439
Restricted cash	2,435	—
Accounts receivable, net	97,187	54,404
Prepaid expenses and other current assets, net	31,101	29,822
Deferred tax assets, net	13,935	18,550
Property and equipment, net	9,538	6,531
Right-of-use assets	17,271	24,643
Other non-current assets	—	511
TOTAL ASSETS	252,851	139,900
Payroll and welfare payables	41,189	64,442
Tax payables	24,249	25,935
Accrued expenses and other liabilities	220,770	184,996
Lease liabilities	16,647	23,521
TOTAL LIABILITIES	302,855	298,894

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net revenue	972,029	473,239	280,566
Operating income (loss)	52,204	(1,140,806)	(1,274,173)
Net income (loss)	164,741	(868,605)	(1,265,296)
Net cash provided by (used in) operating activities	8,807	(1,095,655)	(1,368,916)
Net cash used in investing activities	(7,265)	(74,100)	(1,274)
Net cash used in financing activities	—	—	—

The VIEs contributed 30%, 9% and 5% of the Group’s consolidated revenue for years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the VIEs accounted for an aggregate of 4% and 3% of the consolidated total assets, and 9% and 13% of the consolidated total liabilities, respectively.

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

The Group does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis other than the investment in convertible debt accounted for as available-for-sale debt security, which is classified as a level 2 fair value measurement. Fair value measurement on a nonrecurring basis as of December 31, 2023 and 2024 included that used in impairment of an equity investment (see Note 6) which was classified as a Level 3 fair value.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(e)
Certain risks and concentrations

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable and contract assets, financial assets receivable, loans receivable, and amounts due from related parties. As of December 31, 2023 and 2024, there were 97% and 99% of the Group’s cash and cash equivalents and restricted cash held in major financial institutions located in the PRC, respectively, and the rest were held in overseas major financial institutions which management considers to be of high credit quality. Accounts receivable, contract assets and financial assets receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable and contract assets, and financial assets receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. Credit risk of loans receivable is controlled by the application of credit approvals, credit limits and monitoring procedures.

As of December 31, 2024, Customer A accounted for 28% of accounts receivable and contract assets.

(f)
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

(g)
Convenience translation

The Group’s financial statements are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2024 are included solely for the convenience of the readers and have been made at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

(h)
Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB357,118 and RMB669,464 as of December 31, 2023 and 2024, respectively.

(i)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(j)
Restricted cash

Restricted cash represents restricted deposits placed in funding banks in relation to the guarantee services provided by the Group.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(k)
Guarantee arrangement

Primary guarantee

Starting from the fourth quarter of year 2022, the Group provides guarantee services through its own licensed financing guarantee subsidiaries or through cooperation with third-party licensed financing guarantee companies for loans facilitated to the institutional funding partners. Under guarantee services through its own licensed financing guarantee subsidiaries, the Group is obligated to place deposits directly to institutional funding partners with an agreed percentage of outstanding loan balance subject to guarantee. The Group records deposits to funding banks under “restricted cash” and deposits to institutional funding partners other than funding banks under “Prepaid expenses and other current assets, net” on the consolidated balance sheets, respectively. Starting from year 2024, majority of the new guarantee services provided by the Group are through its own licensed financing guarantee subsidiary. Under the cooperation with licensed financing guarantee companies, these licensed financing guarantee companies initially reimburses the loan principal and interest to the institutional funding partners upon borrower’s default. Although the Group does not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, the Group provides back-to-back guarantee to the licensed financing guarantee companies. As agreed in the back-to-back guarantee contract, the Group would compensate the licensed financing guarantee companies for actual losses incurred by them on defaulted principal and interest. When the licensed financing guarantee companies are required to place deposits to the institutional funding partners as part of the arrangement, the Group will also be obligated to place back-to-back deposits to the licensed financing guarantee companies of the same amount and with the same settlement terms. The deposit amount is typically set at an agreed percentage of outstanding loan balance subject to guarantee. The Group’s deposits to licensed financing guarantee companies are recorded under "Prepaid expenses and other current assets, net" on the consolidated balance sheets. Given that the Group effectively takes on all of the credit risk of the borrowers, the Group recognizes a stand-ready obligation for its guarantee exposure at the inception of guarantee in accordance with ASC Topic 460 with an associated financial assets receivable. The initial fair value of stand-ready guarantee liabilities based on expected default rate of underlying loans subject to guarantee on a pool basis according to the historical delinquency data by vintage, adjusted by specific risk characteristics for borrowers from various channels, and other pertinent information in assessing future performance of the loan portfolio. The Group also records a contingent guarantee liability with an allowance for credit losses pursuant to ASC Topic 326 Current expected credit loss (“CECL”). Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the institutional funding partners/licensed financing guarantee companies upon borrowers’ default. Allowance for credit losses under CECL model was included under “Allowance for uncollectible receivables, contract assets, loans receivable and others” and revalued at each period end to reflect updated estimation for future net pay-out. In 2024, a subsidiary of the Group entered into an one-year agreement with an oversea third-party funding partner to guarantee its principle and interests income with a pre-agreed rate. The maximum potential future payments under such agreement was US$3 million. In February 2025, the Company additionally provided oversesa guarantees in an aggregate amount of US$12,000. As of December 31, 2023 and 2024, the maximum potential future payments, including all outstanding principal and interests for which the Group provides primary guarantee, were RMB13,694,236 and RMB2,776,650, respectively.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding principle and interests subject to guarantee:

	0-30 days
	past due	Current	Total loans
	RMB	RMB	RMB
December 31, 2023	—	13,694,236	13,694,236
December 31, 2024	—	2,776,650	2,776,650

In connection with the above back-to-back guarantee arrangements with the institutional funding partners and licensed financing guarantee companies, the Group also engages third-party companies to provide back-to-back guarantee services to the Group, pursuant to which the third-party companies are obligated to compensate the Group at an amount equal to the compensation the Group paid to the institutional funding partners and the third-party licensed financing guarantee companies. The Group pays a service fee to the third-party companies, which is typically set as a pre-agreed percentage of loan volume. As part of the arrangement, the Group also requests for a back-to-back deposit from the third-party companies. The Group records the deposits received from the third-party companies under "Accrued expenses and other liabilities” on the consolidated balance sheets.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(k)
Guarantee arrangement - continued

Primary guarantee - continued

The Group records an estimated receivable for the amount determined to be probable of recovery (if any) from the third-party companies under “Prepaid expenses and other current assets” on the consolidated balance sheets in accordance with ASC326-20, with a corresponding amount recorded under “Allowance for uncollectible receivables, contract assets, loans receivable and others”. The corresponding service fee have been included in “Facilitation and servicing expenses” on the consolidated statements of operations and comprehensive income.

As of December 31, 2024, the Company recorded contingent guarantee liabilities and corresponding recoverable assets of RMB205,775, respectively. During the year ended December 31, 2024, the net payout for contingent guarantee liabilities was RMB2,301,314. In February 2025, the Company additionally provided oversesa guarantees in an aggregate amount of US$12,000.

Deferred guarantee income and Expected credit loss under ASC 326

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	RMB	RMB
Opening balances	276,518	886,862
Fair value of guarantee liabilities at inception of new loans	2,296,882	781,808
Release of guarantee liabilities	(1,475,238)	(1,439,167)
Disposal of subsidiary	(211,300)	—
Ending balances	886,862	229,503

*The Group disposed of a financing guarantee subsidiary and transferred out the remaining guarantee obligation to a third party company in April 2023. For more details, please refer to Note 7.

Financial assets receivable

Financial assets receivable is recognized at loan inception which is equal to the stand-ready guarantee liability recorded at fair value in accordance with ASC 460. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment. At each reporting date, the Group estimates an allowance for credit losses primarily based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of specific type of customers. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the irrecoverable financial assets receivable and is recorded in the consolidated statements of operations and comprehensive income. Credit loss (Reversal of credit loss) of nil, RMB7,207 and RMB(5,957) were recorded in the consolidated statements of operations and comprehensive income during the years ended December 31, 2022, 2023 and 2024, respectively.

The following table presents the Group’s financial assets receivable as of December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	RMB	RMB
Financial assets receivable	998,835	294,733
Allowance for credit losses of financial assets receivable	(7,207)	(1,250)
Financial assets receivable, net	991,628	293,483

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(k)
Guarantee arrangement - continued

Secondary guarantee

For certain off-balance sheet loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third-party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for unpaid principal and interest. In certain contracts, the Group provides commitment letter of balance complements to the institutional funding partners in the event that the guarantee companies are unable to fully reimburse the institutional funding partners. In some other contracts, the guarantee companies require a third-party company to act as counter guarantor and require the Group to provide a commitment letter of balance complements to compensate third-party guarantee companies in the event that the counter guarantor are unable to fully reimburse the guarantee companies or when the deposits are below the required threshold. The fair value of guarantee liabilities of the Group as a secondary guarantor was inconsequential and no compensation was accrued by the Group during the years of 2022 and 2023. During the year of 2024, the Group accrued guarantee liabilities of RMB3,051 arising from secondary guarantee. As of December 31, 2023 and 2024, the outstanding loan balance for which the Group provides secondary guarantee was RMB20,893,308 and RMB29,151,751, respectively.

(l)
Current Expected Credit Losses

The Group’s in-scope assets are primarily loans receivable, accounts receivable and contract assets, financial assets receivable from institutional funding partners and licensed financing guarantee companies, receivables from the third-party asset management company and amounts due from related parties. ASC Topic 326 also requires the expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready guarantee liability accounted for in accordance with ASC Topic 460. The guarantee obligation is separated into the expected credit losses of the guarantee contracts accounted for in accordance with ASC Topic 326, and deferred guarantee income.

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

Category	Estimated useful life
Electronic equipment	3-5 years

Office equipment & Furniture	3-5 years

Motor vehicles	4-10 years

Leasehold improvement	Shorter of the lease term or expected useful life

Software	10 years
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
(o)
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

The Group assesses ability and intention to pay the service fees of the customers when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed before cooperation. The Group determines the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax, which are normally settled through third-party licensed financing guarantee companies. Under certain agreements, the transaction price includes variable consideration due to borrowers’ actual repayment to institutional funding partners. The Group estimates variable consideration for these contracts using the expected value approach on the basis of historical information.

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

In some cases, the institutional funding partners engage third-party licensed financing guarantee companies to provide guarantee on the performance of the loans the Group facilitates. The Group may, at the request of the institutional funding partner or the third-party licensed financing guarantee company to provide back-to-back guarantee. See details of guarantee arrangement accounting in Note 2(k).

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(q)
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

Revenue from technical services is recognized at the time a loan is successfully facilitated by the institutional funding partner as the technical services are completed at that time.

Guarantee revenue

The stand-ready guarantee liabilities are released into guarantee revenue over the term of the guarantee (see accounting policy for Guarantee arrangement 2(k)).The Group started to provide primary guarantee since the fourth quarter of 2022. For the years ended December 31, 2022, 2023 and 2024, revenue from the releasing of guarantee liabilities were RMB47,141, RMB1,393,081 and RMB1,357,705, respectively.

Other revenue

Investor referral

The Group provides referral services in respect of investment products offered by the third-party financial service providers on Youdao wealth platform, a proprietary platform operated by the Group. The Group considers the financial service providers to be its customers, and receives service fees from the customers primarily based on the transaction volume of the investment successfully subscribed by online investors. After the online investors subscribe the products referred by the Group, the Group does not retain any further obligations. The price for each referral charged to the financial service providers is at a fixed rate as pre-agreed in the service contract. Revenue is recognized when the online investors successfully subscribed to investment products from financial service providers.

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

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(q)
Revenue Recognition - continued

The following table illustrates the disaggregation of revenue by product and services the Group offered in 2022, 2023 and 2024, respectively, net of VAT and surcharges:

		Year Ended December 31,
		2022	2023	2024
		RMB	RMB	RMB
Revenue from loan facilitation services	At a point in time	2,881,725	3,489,184	4,011,776
Revenue from the releasing of guarantee liabilities	Overtime	47,141	1,393,081	1,357,705
Other revenue - investor referral	At a point in time	269,256	342,181	228,488
Other revenue - others	At a point in time/Overtime	73,292	242,427	203,063
Total net revenue		3,271,414	5,466,873	5,801,032

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

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 326. The Group established an allowance for receivables and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers. The Group evaluates and adjusts its allowance for receivables and contract assets on a quarterly basis or more often as necessary. Revenue recognized for the years ended December 31, 2022, 2023 and 2024 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated receivables, change of estimated prepayment rate and referral fees was immaterial.

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

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(r)
Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB68,145, RMB94,300 and RMB114,374 for the years ended December 31, 2022, 2023 and 2024, respectively.

(s)
Facilitation and servicing expense

Facilitation and servicing expenses primarily consist of variable expenses including costs related to back-to-back guarantee service fee to third-party companies, credit assessment, user and system support, payment processing services and collection, associated with facilitating and servicing loans, salaries and benefits and share-based compensation for the personnel who work on credit assessment, data processing and analysis, loan facilitation, user and system support.

(t)
Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses, including those expenses related to acquisition and retention of borrowers and institutional funding partners, and general brand and awareness building. Salaries and benefits expenses as well as share-based compensation related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. The Group’s borrower acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing, search engine optimization, information feeds, and referral fees charged by other parties relating to borrower acquisition. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2022, 2023 and 2024, the advertising expenses were RMB8,437, RMB12,658 and RMB12,855, respectively.

(u)
Research and development expenses

Research and development expenses primarily consist of salaries and other compensation expenses for employees engaged in research and development activities, technology infrastructure expenses and server expenses.

(v)
Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and when all the conditions for their receipt have been satisfied. The government grants received by the Group amount to RMB22,306, RMB15,398 and RMB28,165 for the years ended December 31, 2022, 2023 and 2024, respectively.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(w)
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

(x)
Comprehensive income

Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. During the periods presented, comprehensive income is reported on the consolidated statements of operations and comprehensive income, and other comprehensive loss includes foreign currency translation adjustments and fair value changes of available-for-sale debt securities.

(y)
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

(z)
Segment reporting

The Group uses the management approach to determine operating segment. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (‘‘CODM’’) for making decisions, allocation of resource and assessing performance.

The Group operates and manages its business as a single operating and reportable segment. The Group’s CODM has been identified as the Chief Executive Officer who reviews the consolidated net income when making decisions about allocating resources and assessing performance of the Group. Significant segment expenses are the same as these presented under the operating costs and expenses in the consolidated statements of operations, and the difference between net revenue less the significant segment expenses and consolidated net income are the other segment items. The CODM reviews and utilizes these financial metrics together with non-financial metrics to make operation decisions, such as the determination of the fee rate at which the Company charges for its services and the allocation of budget between operating costs and expense.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(z)
Segment reporting - continued

The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(aa) Operating leases

The Group leases administrative office spaces under operating leases and accounts for the leases under ASC 842. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Group estimates its incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to its own. As of December 31, 2024, the Group’s operating leases had a weighted average remaining lease term of 2.3 years and a weighted average discount rate of 4.11%. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group considers only payments that are fixed and determinable at the time of lease commencement. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Additionally, the Group elects not to recognize lease with lease term of 12 months or less at the commencement date in the consolidated balance sheets and records its operating lease expense in its consolidated statements of operations and comprehensive income on a straight-line basis over the lease term. Operating lease expenses (including fixed lease cost and short-term lease cost) were RMB29,229, RMB22,654 and RMB25,327 for the years ended December 31, 2022, 2023 and 2024, respectively. Total lease expense related to short-term leases was RMB7,158, RMB1,621 and RMB1,770 for the years ended December 31, 2022, 2023 and 2024, respectively.

(ab) Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets.

(ac) Dividends

Dividends of the Company are recognized when declared.

(ad) Recent accounting pronouncements

Recent adopted Accounting pronouncement

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). ASU 2023-07 intends to improve reportable segment disclosure requirements, enhance interim disclosure requirements and provide new segment disclosure requirements for entities with a single reportable segment. The Group adopted this guidance on January 1, 2024 and it did not have material impact on the Group’s consolidated financial statements.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ad) Recent accounting pronouncements - continued

Recent Accounting pronouncement Not Yet Adopted

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

In November 2024, the FASB issued ASU No.2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions(such as cost of sales, selling, general and administrative expenses, and research and development). In January 2025, the FASB issued ASU No. 2025 - 01, which clarifies the effective date of ASU No. 2024 - 03. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

3.
ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable:
Accounts receivable	1,645,005	2,694,476
Less: Allowance for credit losses	(13,752)	(19,574)
Total accounts receivable	1,631,253	2,674,902

The movement of allowance for uncollectible accounts receivable for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	—	2,539	13,752
Current year credit losses	2,539	13,752	5,822
Current year write off	—	(2,539)	—
Balance at end of the year	2,539	13,752	19,574

Contract assets consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Contract assets	476,493	313,479
Less: Allowance for credit losses	(4,201)	(1,626)
Contract assets, net	472,292	311,853

Provision (Reversal) for credit loss of RMB4,201 and RMB(2,575) were recorded for contract assets for the years ended December 31, 2023 and 2024, respectively.

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2023	2024
	RMB	RMB
Receivable from third party companies*	933,947	205,775
Security deposits, net of credit loss**	906,720	129,590
Others***	80,880	42,613
	1,921,547	377,978

*The balances represent the receivable from the third party companies in relation to the back-to-back guarantee services provided to the Group (see Note 2(k)).

**The balances represent security deposits set aside as requested by certain institutional funding partners for provision of the primary guarantee. Starting from year 2024, majority of the new guarantee services provided by the Group is through its own licensed financing guarantee subsidiary. Under these agreements, the deposits are placed in funding banks, which are recorded under “Restricted cash” (see Note 2(k)). ”As of December 31, 2023 and 2024, allowance for credit loss were RMB6,838 and RMB771, respectively. Provision (Reversal) for credit loss of RMB6,838 and RMB(6,067), were recorded for security deposits for the years ended December 31, 2023 and 2024, respectively.

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS - continued

***Other includes the following balances of loans receivable::

	As of December 31,
	2023	2024
	RMB	RMB
Loans receivable	9,149	—
Less: Allowance for credit losses	(6,367)	—
Loans receivable, net	2,782	—

The movement of allowance for loans receivable for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at beginning of the year	(27,255)	(17,991)	(6,367)
Current year credit losses	(18,609)	(40,766)	(18,935)
Current year write off	27,665	29,133	12,805
Disposal of a subsidiary	—	—	9,056
Foreign currency exchange	208	23,257	3,441
Balance at end of the year	(17,991)	(6,367)	—

5.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the followings:

	As of December 31,
	2023	2024
	RMB	RMB
Leasehold improvement	8,093	8,093
Motor vehicles	4,103	4,103
Electronic equipment	103,599	125,361
Office equipment & furniture	7,907	7,535
Software	1,407	1,407
Total costs	125,109	146,499
Less: accumulated depreciation and amortization	(84,777)	(102,102)
Property and equipment, net	40,332	44,397

For the years ended December 31, 2022, 2023 and 2024, depreciation expenses were RMB7,668, RMB9,461 and RMB17,782 respectively.

In December 2024, the Group entered into a definitive agreement to purchase certain commercial property for a total consideration of approximately RMB1,353,638. The Group paid the down payment of RMB714,576 in 2024 and recorded in other non-current assets on the consolidated balance sheets. In March 2025, the Group paid remaining consideration and completed the purchase of, and obtained title to, the commercial property.

6.
LONG-TERM INVESTMENTS, NET

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

In 2020, the Group, through its subsidiary, Geerong, and another independent purchaser entered into a share purchase agreement with China Smartpay Group Holdings Limited (“China Smartpay”), to acquire 35 ordinary shares of Keen Best Investment Limited (“Keen Best”), representing 35% equity interest in Keen Best, a wholly-owned subsidiary of China Smartpay for an amount of RMB91,957. For the years ended December 31, 2022, 2023 and 2024, the Group recognized the Group’s proportionate share of the equity investee’s net loss into earnings in accordance with ASC Topic 323 in the amount of RMB1,211, RMB1,990 and nil, respectively. During the year ended December 31, 2023, the Group was no longer able to exert significant influence over Keen Best and reclassified the investment from equity method to measurement alternative, i.e. cost less impairment, plus or minus qualifying observable price changes. Considering the business forecast of the investee, the Group fully impaired this investment in 2023. In 2024, the Group received a distribution upon unwind of Keen Best of RMB69,018 and recorded in “Other income, net” in the consolidated statements of operations.

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

In 2023, the Group purchased 8% equity interest of Emprende Conmovi, S.A. DE C.V., Sofom, Enr (“EPD”), a Mexico Fintech company for consideration of US$0.5. During the year of 2023, the Group lent two loans of RMB44,709 with the annual interest rate of 10% to EPD. The Group does not have the ability to exert the significant influence the operations of this entity and accounts for this investment using measurement alternative, and loans at amortized cost, respectively.

During the year of 2024, performance of EPD was below forecast and there were increased uncertainties around the local regulation environment. The Group took these indicators into consideration when assessing the recoverability of this investment and fully impaired the investment of RMB51,923 as of December 31, 2024.

In 2024, the Group lent several loans totaling RMB97,577 with annual interest rate of 10% to PT Telekomunikasi Andalan Indonesia (“Teleko”). The Group accounts for this investment at amortized cost.

7.
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

In August 2024, the Group disposed of its 100% equity interest of Giasun Technology Nigeria Limited (“Giasun”) and Quark Financials Nigeria Limited (“Quark”) to Fortunify International Holdings Pte. Ltd. (“Fortunify”). The total consideration was of RMB21,866, which was net-settled by the receivables from Giasun and Quark. The consideration would be due in March 2028. The Group recorded the consideration at its present value of RMB18,814 as “Other non-current assets” on the consolidated statements and recognized disposal loss of RMB14,431 arising from the transaction.

The Company assessed and considered the revenue streams of these transactions did not represent a strategic shift that has a major effect on the Company’s operation and financial results. Therefore, none of these transactions are qualified as discontinued operations under ASC 205-20.

8.
SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Facilitation and servicing	2,408	4,921	8,035
General and administrative	33,740	31,464	25,879
Research and development	6,038	6,823	10,557
Sales and marketing	362	11,145	14,651
Total	42,548	54,353	59,122

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

In August 2021, the Group granted one batch options equivalent of 108,400 share options of Jiayin Group with the exercise price of RMB0.875 per Ordinary Shares to a then employee pursuant to the 2019 Plan. The options were fully exercised in 2021.

No options were granted during the years ended December 31, 2022, 2023 and 2024.

8.
SHARE-BASED COMPENSATION – continued

The summary of the Share Option activities is as follows:

	Number of Options (in ‘000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
		RMB	Years	RMB
Options outstanding at December 31, 2023	58	3.5	2.00	894
Granted
Exercised	(48)
Forfeited	(10)
Options outstanding at December 31, 2024	—	—	—	—
Options exercisable at December 31, 2024	—	—	—	—
Options vested or expected to be vested at December 31, 2024	—	—	—	—

Total share-based compensation cost for the Share Options amounted to RMB6,855, RMB4,380 and RMB39 for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, there was nil in total unrecognized compensation cost, net of estimated forfeitures, related to non-vested stock options.

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

The summary of the RSUs activities in 2024 is as follows:

	Number of RSUs (in ‘000s)	Weighted Average Grant-Date Fair Value
		RMB
Unvested at December 31, 2023	—	—
Granted	1,290	45.80
Vested	(1,290)	(45.80)
Canceled/Forfeited	—	—
Unvested at December 31, 2024	—	—

Total share-based compensation cost for the RSUs amounted to RMB35,693, RMB49,973 and RMB59,083 for the year ended December 31, 2022, 2023 and 2024, respectively. During the year ended December 31, 2024, 1,290 share units were exercised with an aggregate intrinsic value of RMB59,083. As of December 31, 2024, there was nil in total unrecognized compensation cost related to RSUs.

9.
INCOME TAXES

Income (loss) by tax jurisdictions:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income from Mainland China operations	1,393,173	1,631,882	1,286,327
(Loss) Income from non-Mainland China operations	(65,483)	(84,700)	9,041
Income before income taxes and share of income from equity method investments	1,327,690	1,547,182	1,295,368

Income tax expense consists of the following:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expense:	177,720	207,567	210,472
Deferred income tax (benefit) expense:	(22,322)	40,049	28,428
Total income tax expense	155,398	247,616	238,900

Cayman Islands

Jiayin Group Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Jiayin Group Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Geerong (HK) Limited, is located in Hong Kong. The first 2.0 million Hong Kong dollars of profits it earned are subject to be taxed at an income tax rate at 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No income tax provision has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2022, 2023 and 2024, respectively.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. An enterprise’s qualification as a “high and new technology enterprise” (“HNTE”) is reassessed by the relevant PRC governmental authorities every three years. Geerong Yunke Information Technology Co., Ltd. and Jiayin Shuke Information Technology Co., Ltd. was entitled for a preferential income tax rate of 15% from 2022 to 2024 as they are qualified as HNTE. Shanghai Chuangzhen Software Co., Ltd. has been qualified as an eligible software enterprise. As a result of this qualification, it is entitled to a tax holiday of a full exemption for year 2020 and 2021 in which its taxable income is greater than zero, followed by a three-year 50% exemption. From 2022, Guangxi Chuangzhen Information Technology Co., Ltd. benefits from a preferential tax rate of 9% as it falls within the encouraged industries catalogue in western China. From 2023, Hainan Yinke Financing Guarantee Co., Ltd. benefits from a preferential tax rate of 15% as they are registered in Hainan and engaged in encouraged business activities.

Indonesia

The Group’s subsidiary incorporated in Indonesia is subject to Indonesia Income (“CIT”) law. In accordance with the CIT law, an Indonesian resident is subject to worldwide income tax. Corporate income tax is calculated based on corporate taxable income (income less deductible expenses / expenses after fiscal adjustment), and the applicable CIT rate is 25%. Based on Government Regulation No.1 Year 2020 Jo No.30 Year 2020, Corporate Income Tax was adjusted from 22% to 20% for fiscal year 2021 and 2022, and next is adjusted to 22% since 2023.

9.
INCOME TAXES – continued

Nigeria

The Group’s subsidiary incorporated in Nigeria is subject to Nigerian Company Income Tax (“NCIT”) law. In accordance with the NCIT law, a Nigerian Company is subject to worldwide income tax. Corporate income tax is calculated based on corporate taxable income (income less deductible expenses / expenses after fiscal adjustment), and the applicable NCIT rate is 30%. In August 2024, Quark and Giasun were disposed of by the Group (see Note 7).

Global Anti-base Erosion Rules

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) introduced the Global Anti-Base Erosion (GloBE) Rules, which set out global minimum tax rules designed to ensure that large multinational businesses with group annual revenue of EUR 750 million or more pay a minimum effective rate of tax of 15% on profits in all their operating countries (referred to as “Pillar Two Rules”). Countries may also implement their own domestic minimum tax regimes. Global minimum tax rules have been enacted in certain jurisdictions in which we are subject to income taxes. To provide transitional relief for Pillar Two tax compliance and administrative burden, the OECD has introduced a Framework for Transitional Country-by-Country Reporting Safe Harbor applicable for a transition period covering the years ended December 31, 2024 to December 31, 2026.

The Group has reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions. While such new rules introduce complexity into the Group’s calculation of income tax expense, Pillar Two did not have a material impact to the Group’s tax expense in 2024.

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets
Accrued expenses	43,423	69,343
Property, plant and equipment	95	—
Unrealized exchange difference	4,191	—
Allowance for uncollectible receivables, contract assets, loans receivable and others	9,240	3,607
Net loss carryforward	20,295	25,668
Deferred income	—	255
Gross deferred tax assets	77,244	98,873
Valuation allowances	(16,070)	(26,468)
Deferred tax assets, net	61,174	72,405

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax liabilities Dividend withholding tax	40,115	70,450

9.
INCOME TAXES – continued

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis. The deferred tax liabilities were recorded in accrued expenses and other liabilities on the consolidated balance sheets.

Changes in valuation allowance are as follows:

	Year Ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	(73,189)	(16,070)
Additions	(4,676)	(11,151)
Reversals	5	375
Disposal of subsidiaries	61,790	378
Balance at end of the year	(16,070)	(26,468)

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. On the basis of this evaluation, valuation allowances of RMB16,070, and RMB26,468 have been established for deferred tax assets as of December 31, 2023 and 2024 respectively, based on a more likely than not threshold due to accumulated loss and uncertainty of sufficient profit generated in future years for certain subsidiaries within the Group. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

At December 31, 2024, tax loss carry-forward amounted to RMB79,716, and would expire in calendar year 2026 to 2029 if not utilized, while tax loss of RMB60,344 can be carried forward indefinitely. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the Company and are subject to the withholding taxes. Prior to December 31, 2022, the Group intended to indefinitely reinvest the PRC subsidiaries’ accumulated profits for expansion of its PRC business and no withholding tax was recorded for those accumulated profits. Starting from March 2023, the Group decided to transfer a portion of the annual profits generated by its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group accrues withholding taxes on the profits that it does not intend to indefinitely invest. During the years ended December 31, 2023 and 2024, the Group accrued corresponding deferred tax liabilities of RMB 40,115 and RMB47,234, respectively. The remaining undistributed earnings of the Group’s PRC subsidiaries that the Group intends to indefinitely reinvest was RMB 2,420,395 as of December 31, 2024.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means the Group does not accrue deferred tax liabilities on the earnings of the VIEs given that the Group’s VIEs had accumulated deficits as of December 31, 2023 and 2024.

9.
INCOME TAXES – continued

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Statutory income tax rate	25.00%	25.00%	25.00%
Non-taxable income	(0.71)%	0.00%	(1.33)%
Non-deductible expense	1.23%	2.09%	2.00%
Disposal of subsidiaries	—	(4.50)%	0.03%
Research and Development expense super deduction	(2.09)%	(4.13)%	(5.45)%
Effect of tax holiday *	(10.99)%	(7.05)%	(6.31)%
Different tax rate of entities operating in other jurisdiction	0.55%	0.03%	0.07%
Valuation allowance	0.32%	0.30%	0.83%
Withholding tax	—	5.34%	3.65%
True up	(1.68)%	(1.05)%	(0.05)%
Effective tax rate	11.63%	16.03%	18.44%

*The effect of the tax holiday on the income per share is as follows:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Tax saving amount due to HNTE status, software enterprise and other jurisdiction	139,441	108,922	81,726
Income per share effect-basic and diluted	0.65	0.51	0.38

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the years ended December 31, 2023 and 2024 is as follows:

	Year Ended December 31,
	2023	2024
	RMB	RMB
Balance at beginning of the year	240,319	—
Increase related to current year tax positions	—	—
Release related to de-recognition of liabilities	(240,319)	—
Balance at end of the year	—	—

During the year ended December 31, 2023, the unrecognized tax benefit was fully released upon the de-recognition of liabilities (see Note 7).

The Group recognizes interest expenses and penalty charges related to uncertain tax positions as necessary in the provision for income taxes. For the years ended December 31, 2022, 2023 and 2024, no interest expense or penalty was accrued in relation to the unrecognized tax benefit. The Group has a liability for accrued interest of nil and nil as of December 31, 2023 and 2024, respectively.

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

10.
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

For the years ended December 31, 2023 and 2024, the Group repurchased 5,329,848 and 4,005,680 Class A ordinary shares on the open market for an aggregate cash consideration of US$7,060 (RMB50,438) and US$6,316 (RMB45,020) respectively. The weighted average price of these shares repurchased was US$1.32 per share and US$1.58 per share respectively. As of December 31, 2024, 2,621,816 ordinary shares are considered not outstanding and therefore were accounted for under the cost method and included in treasury stock as a component of the shareholder’s equity.

11.
INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attribute to ordinary shareholders:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net income attributable to ordinary shareholders – basic and diluted	1,179,658	1,297,619	1,056,478
Weighted average number of ordinary shares outstanding – basic and diluted	215,259,640	213,996,233	212,433,169
Basic and diluted net income per share attributable to ordinary shares	5.48	6.06	4.97

As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

The Group does not have shares with a dilutive effect for the years ended December 31, 2022, 2023 and 2024.

12.
DIVIDENDS

On March 28, 2023, the Board of Directors of the Company approved and adopted a dividend policy, under which the Company may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year.

In July 2023, the Board of Directors of the Company approved a dividend of US dollar 0.10 per ordinary share, which was paid in August, 2023 to shareholders of record as of the close of business on July 28, 2023. The aggregate amount of cash distributed for the dividends was US$21,474 (equivalent to RMB156,674).

In January 2024, the Board of Directors of the Company approved a dividend of US dollar 0.10 per ordinary share, which was paid in January 2024 to shareholders of record as of the close of business on January 19, 2024. The aggregate amount of cash distributed for the dividends was US$21,213 (equivalent to RMB151,887).

In August 2024, the Board of Directors of the Company approved a dividend of US dollar 0.125 per ordinary share, which was paid in September 2024 to shareholders of record as of the close of business on August 27, 2024. The aggregate amount of cash distributed for the dividends was US$26,589 (equivalent to RMB189,018).

13.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the followings:

	As of December 31,
	2023	2024
	RMB	RMB
Deposits*	309,832	266,870
Accrued expenses	313,041	467,032
Deferred tax liabilities	40,115	70,450
Others	57,550	62,057
	720,538	866,409

*The balances represent deposits held by the Group related to the back-to-back guarantee service from the third-party companies.

14.
RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2022, 2023 and 2024:

Name of related parties	Relationship with The Group
Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Shanghai Jiayin Zhuoyue Corporate Management Co., Ltd. (“Jiayin Zhuoyue”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
GAYANG (Hongkong) Co., Ltd. (“GAYANG”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
New Dream Capital Holdings Limited (“New Dream Capital”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Dream Glory L.P.	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Sunshinewoods Holdings Limited (“Sunshinewoods”)	A principal shareholder
Jiayin Technology Service (Shanghai) Co.,Ltd (“Jiayin Technology”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Aguila Information, S.A.P.I. de C.V. (“Aguila Information”)	Subsidiary of Company’s equity investee
Keen Best Investments Ltd. (“Keen Best”)	Affiliate enterprise

Subsidiary shareholder	The minority shareholder of the subsidiaries of the Group

14.
RELATED PARTY TRANSACTIONS - continued

The Group entered into the following significant transactions with its related parties:

Nature of transactions	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Services provided by related parties:
Jiayin Zhuoyue (1)	122,946	115,538	74,549
Shanghai Jiayin (2)	12,474	2,536	—
Total	135,420	118,074	74,549
Services provided to related parties:
Aguila Information (3)	6,567	—	—
Jiayin Technology Service (8)	—	—	31,034
Total	6,567	—	31,034

Nature of transactions	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Loans to related parties:
Shanghai Jiayin (4)	35,000	—	120,000
GAYANG (5)	17,243	—	—
Aguila Information (6)	4,173	—	—
Keen Best (7)	—	13,904	—
Subsidiary shareholder	—	2	3
Total	56,416	13,906	120,003
Loans from related parties:
Sunshinewoods (9)	—	—	27,335
Total	—	—	27,335

14.
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
(4)
The amount in 2022 represents loans that were non-interest bearing, unsecured, and due on demand, and were fully collected as of December 31, 2022. The amount in 2024 represents loans to Shanghai Jiayin in November 2024 that were non-interest bearing, unsecured, and due in 1 year, and were fully collected as of December 31, 2024.
(5)
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
(6)
The amount represents non-interest bearing loans to Aguila Information in 2022, which were fully collected as of December 31, 2022.
(7)
The amount represents non-interest bearing loans to Keen Best in May 2023, which have been fully collected as of December 31, 2023.
(8)
The Company provides loan facilitation services to Jiayin Technology, who funded loans through a trust as the sole beneficiary.
(9)
The amount represents loans that were unsecured and due in 1 year, with principal of RMB27,335 and fixed annual interest rate of 8%.

14.
RELATED PARTY TRANSACTIONS - continued

The following table present amounts due from and due to related parties as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB
Amounts due from related parties
Jiayin Technology (1)	—	4,411
Shanghai Jiayin (2)	500	—
Subsidiary shareholder (2)	9	—
Total	509	4,411
Amounts due to related parties
Jiayin Zhuoyue (3)	11,325	27,002
Dream Glory L.P. (4)	—	23,887
Sunshinewoods (5)	—	22,152
New Dream Capital(4)	—	16,906
Total	11,325	89,947

(1)
The amount represented uncollected service fees for services provided to related parties.
(2)
The amounts represented outstanding loans receivable from related parties.
(3)
The amount represented unsettled service fees for services provided by related parties.
(4)
The amounts represented unpaid dividends distributed to shareholders.
(5)
The amount represented loans payable to related parties.

15.
COMMITMENTS AND CONTINGENCIES

Capital and other commitments

The Group entered into a definitive agreement on December 17, 2024 to purchase certain commercial property located in Shanghai, China for total cash consideration of approximately RMB1.35 billion. As of December 31, 2024, the Group’s commitments related to the certain commercial property was RMB639,062, which was settled in March 2025. Except this, the Group did not have any other significant capital, other commitments or long term obligations as of December 31, 2024.

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

16.
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

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, is RMB 1,030,271 as of December 31, 2024.

17.
SUBSEQUENT EVENTS

Dividend distribution

On March 27, 2025, the Group adopted an adjustment to its dividend policy, pursuant to which the Group may declare and to distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of around 30% of the Group's net income after tax in the previous fiscal year.

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

(AMOUNT IN THOUSANDS)

	As of December 31,
	2023	2024
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	804	298	41
Amounts due from subsidiaries and VIEs	190,018	191,103	26,181
Prepaid expenses and other current assets	2,627	2,506	343
Total current assets	193,449	193,907	26,565
Investments in subsidiaries and VIEs	2,269,730	3,101,038	424,840
Total assets	2,463,179	3,294,945	451,405
Liabilities
Current Liabilities
Amounts due to subsidiaries and VIEs	55,763	111,406	15,263
Accrued expenses and other liabilities	25,275	54,266	7,434
Total liabilities	81,038	165,672	22,697
Equity
Ordinary shares	0	0	0
Treasury stock	(35,443)	(28,889)	(3,958)
Additional paid-in capital	901,932	909,649	124,621
Retained earnings	1,525,841	2,241,414	307,072
Accumulated other comprehensive (loss) income	(10,189)	7,099	973
Total equity	2,382,141	3,129,273	428,708
Total liabilities and equity	2,463,179	3,294,945	451,405

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY STATEMENTS OF

COMPREHENSIVE INCOME

(AMOUNT IN THOUSANDS)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Operating costs and expenses:
General and administrative	(6,494)	(4,546)	(3,736)	(512)
Total operating costs and expenses	(6,494)	(4,546)	(3,736)	(512)
Loss from operations	(6,494)	(4,546)	(3,736)	(512)
Interest (expense) income, net	(76)	1,098	(5)	(1)
Other expenses, net	(13,445)	—	—	—
Loss before income taxes and equity in subsidiaries and share of income from VIEs	(20,015)	(3,448)	(3,741)	(513)
Equity in earnings of subsidiaries and share of income from VIEs	1,199,673	1,301,067	1,060,219	145,249
Net income	1,179,658	1,297,619	1,056,478	144,736
Other comprehensive income (loss), net of tax
Change in cumulative foreign currency translation adjustment	14,842	(7,077)	(3,202)	(438)
Other comprehensive income (loss)	14,842	(7,077)	(3,202)	(438)
Comprehensive income	1,194,500	1,290,542	1,053,276	144,298

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED STATEMENTS OF PARENT COMPANY CASH FLOW STATEMENTS

(AMOUNT IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	1,179,658	1,297,619	1,056,478	144,736
Adjustments to reconcile net income to net cash used in operating activities:
Share of income from subsidiaries and VIEs	(1,199,673)	(1,301,067)	(1,060,219)	(145,249)
Depreciation and amortization	2,293	1,698	1,344	184
Changes in operating assets and liabilities:
Amounts due from/to subsidiaries and VIEs	(2,151)	(11,332)	4,046	554
Prepaid expenses and other current assets	(2,680)	(1,060)	(1,223)	(167)
Return on equity method investments	—	157,672	303,652	41,600
Accrued expenses and other liabilities	636	780	(3,563)	(487)
Net cash (used in) provided by operating activities	(21,917)	144,310	300,515	41,171
Cash flows from financing activities
Proceeds from exercise of options	8,783	1,274	169	23
Repurchase of ordinary shares	—	(38,081)	(53,261)	(7,297)
Loans from subsidiaries	—	38,081	53,261	7,297
Dividend distributed to shareholders	—	(156,674)	(301,175)	(41,261)
Net cash provided by (used in) financing activities	8,783	(155,400)	(301,006)	(41,238)
Effect of foreign exchange rate changes on cash and cash equivalents	13,840	3,327	(15)	(2)
Net increase (decrease) in cash and cash equivalents	706	(7,763)	(506)	(69)
Cash and cash equivalents at beginning of year	7,861	8,567	804	110
Cash and cash equivalents at end of the year	8,567	804	298	41

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
3.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.
4.
As of December 31, 2023 and 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.
5.
Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.