Form 20-F
period 2025-12-31
Jiayin Group Inc.
filed 2026-04-28
CIK 1743102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

There were 209,318,184 ordinary shares outstanding, consisting of 101,318,184 Class A ordinary shares and 108,000,000 Class B ordinary shares, par value US$0.000000005 per share, as of December 31, 2025.

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
•
“China” or the “PRC” refers to the People’s Republic of China, including, for the purposes of this annual report only, Hong Kong Special Administrative Region and the Macau Special Administrative Region, unless referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to Chinese Mainland; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with laws and regulations of Chinese Mainland;
•
“Consolidated VIE” refers to Shanghai Jiayin Technology Co., Ltd. (“Jiayin Technology”, formerly known as Shanghai Jiayin Finance Technology Co., Ltd.);
•
“VIE Group” refers to Consolidated VIE and its subsidiaries.
•
“institutional funding partners” refers to the institutions that fund the loans that we and the VIE Group facilitate;
•
“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;
•
“loan facilitation volume” refers to the loan facilitation volume facilitated in Chinese Mainland during the period presented;
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

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB 6.9931 to US$1.00, the noon buying rate on December 31, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Chinese Mainland and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in Chinese Mainland and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2025 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Chinese Mainland and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in Chinese Mainland or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

For the years ended December 31, 2023, 2024 and 2025, the VIE Group was in an accumulated deficit position. The VIE Group had accumulated deficits of RMB636.1 million, RMB613.7 million and RMB559.9 million (US$80.1 million) as of December 31, 2023, 2024 and 2025, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2025. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the years ended December 31, 2023, 2024 and 2025, the Parent company received the cash dividends from its PRC subsidiaries of RMB157.7 million, RMB303.7 million and RMB81.3 million (US$11.6 million), respectively.

We provide loans to some of our overseas subsidiaries to support their business growth. We provided loans of RMB5.6 million, nil and nil to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2023, 2024 and 2025, respectively. As of the date of this annual report, we have disposed of our subsidiaries in Nigeria. In 2023, 2024 and 2025, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. As of the date of this annual report, dividends of RMB542.7 million (US$77.6 million) have been made to the Parent by the Parent’s subsidiaries.

Dividends or Distributions on Our ADSs or Class A Ordinary Shares Made to the U.S. Investors and Their Tax Consequences

Jiayin Technology paid a cash dividend of RMB400.0 million to its shareholders in March 2018 before entering into the Contractual Arrangements. The dividend was distributed to facilitate the delisting of Jiayin Technology from the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and to fund the settlement of related party balances.

On March 28, 2023, our board of directors, or the Board, approved and adopted a dividend policy, under which we and the VIE Group may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of we and the VIE Group in the previous fiscal year on a consolidated basis. On July 10, 2023, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS ("July 2023 Dividend"). The aggregate amount of cash distributed for the July 2023 Dividend was approximately US$21.5 million. On January 8, 2024, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS ("January 2024 Dividend"). The aggregate amount of cash distributed for the January 2024 Dividend was US$21.2 million. On August 16, 2024, our board of directors approved the payment of a cash dividend of US$0.125 per ordinary share, or US$0.50 per ADS ("August 2024 Dividend"). The aggregate amount of cash distributed for the August 2024 Dividend was US$26.6 million. On November 19, 2024, our board of directors approved and adopted an amended dividend policy (the “Amended Dividend Policy”) to replace the prior dividend policy in its entirety, with immediate effect. Under the Amended Dividend Policy, we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of no less than 15% of our net income after tax in the previous fiscal year. On March 27, 2025, in order to provide investors with higher returns, our board of directors approved and adopted a further adjustment to the Amended Dividend Policy to increase the annual dividend amount such that we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of around 30% of our net income after tax in the previous fiscal year. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as our board of directors may deem relevant. On May 20, 2025, our board of directors approved the payment of a cash dividend of US$0.20 per ordinary share, or US$0.80 per ADS ("May 2025 Dividend"). The aggregate amount of cash distributed for the May 2025 Dividend was approximately US$41.1 million. For more details, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of Chinese Mainland. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of Chinese Mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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
(11)
Shanghai Jiazhen Software Co., Ltd. (“Jiazhen Software”) was established in January 2025.

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

For the years ended December 31, 2023, 2024 and 2025, the VIE Group was in an accumulated deficit position. The VIE Group had accumulated deficits of RMB636.1 million, RMB613.7 million and RMB559.9 million (US$80.1 million) as of December 31, 2023, 2024 and 2025, respectively. In light of that, Shanghai Kunjia did not charge the consolidated VIE for any service fees, and consequently, the consolidated VIE had not paid any service fees to Shanghai Kunjia as of December 31, 2025. Shanghai Kunjia intends to charge the consolidated VIE for service fees after the pre-tax profit under U.S. GAAP of the consolidated VIE exceeds its accumulated losses under U.S. GAAP, pursuant to the Contractual Arrangements. For the years ended December 31, 2023, 2024 and 2025, the Parent company received the cash dividends from its PRC subsidiaries of RMB157.7, RMB303.7 and RMB81.3 million (US$11.6 million), respectively.

We provide loans to some of our overseas subsidiaries to support their business growth. We provided loans of RMB5.6 million, nil and nil to our overseas subsidiaries in Nigeria to extend small credit loan business to individual borrowers in 2023, 2024 and 2025, respectively. As of the date of this annual report, we have disposed of our subsidiaries in Nigeria. In 2023, 2024 and 2025, we did not make any capital contribution or provide any loan to our PRC subsidiaries or the consolidated VIE.

Neither the subsidiaries of the Parent nor the consolidated VIE is obligated to make dividends or distributions to the Parent under the Contractual Arrangements. As of the date of this annual report, dividends of RMB542.7 million (US$77.6 million) have been made to the Parent by the Parent’s subsidiaries.

Dividends or Distributions on Our ADSs or Class A Ordinary Shares Made to the U.S. Investors and Their Tax Consequences

Jiayin Technology paid a cash dividend of RMB400.0 million to its shareholders in March 2018 before entering into the Contractual Arrangements. The dividend was distributed to facilitate the delisting of Jiayin Technology from the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and to fund the settlement of related party balances.

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

Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors

Our cash dividends, if any, will be paid in U.S. dollars. The PRC government imposes administrative measures on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of Chinese Mainland. The majority of our income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of Chinese Mainland to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, impose administrative measures on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Condensed Consolidation Schedule

The following tables set forth the summary consolidated balance sheets data as of December 31, 2024 and 2025 of (i) the Parent, (ii) the WFOE, (iii) the other subsidiaries of the Parent inside and outside Chinese Mainland, separately, and (iv) the VIE Group, and the summary of the consolidated statement of income and cash flows for the years ended December 31, 2023 and 2024 and 2025. Our and the VIE Group’s consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP except that the equity method has been used to account for investments in subsidiaries and VIE. Our and the VIE Group’s historical results are not necessarily indicative of results expected for future periods. You should read this information together with our and the VIE Group’s consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of December 31, 2025
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside Chinese Mainland	Subsidiaries outside Chinese Mainland	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	1,124	3,782	1,154	50,349	5,428	—	61,837
Accounts receivable and contract assets, net	—	17,593	—	3,715,084	—	—	3,732,677
Long-term investments, net	—	—	—	—	302,077	—	302,077
Investment in subsidiaries and VIE and VIE's subsidiaries	4,742,735	—	200,591	—	4,876,593	(9,819,919)	—
Intercompany balances*	(73,293)	358,272	(1,039)	(62,223)	(221,717)	—	—
Other assets	17,636	61,039	—	4,561,123	19,576	—	4,659,374
Total assets	4,688,202	440,686	200,706	8,264,333	4,981,957	(9,819,919)	8,755,965
Liabilities
Tax payables	—	41,600	1	1,009,331	3,595	—	1,054,527
Other liabilities	255,218	198,495	89	2,579,025	237,185	—	3,270,012
Total liabilities	255,218	240,095	90	3,588,356	240,780	—	4,324,539
Total net assets	4,432,984	200,591	200,616	4,675,977	4,741,177	(9,819,919)	4,431,426

* Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	As of December 31, 2024
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside Chinese Mainland	Subsidiaries outside Chinese Mainland	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	298	5,439	114	530,424	4,248	—	540,523
Accounts receivable and contract assets, net	—	54,404	—	2,932,351	—		2,986,755
Long-term investments, net	—	—	—	—	162,267	—	162,267
Investment in subsidiaries and VIE and VIE's subsidiaries	3,101,038	—	69,201	—	3,244,525	(6,414,764)	—
Intercompany balances*	79,697	228,195	—	(73,550)	(234,342)	—	—
Other assets	2,506	80,057	—	1,614,799	22,986	—	1,720,348
Total assets	3,183,539	368,095	69,315	5,004,024	3,199,684	(6,414,764)	5,409,893
Liabilities
Tax payables	—	25,935	—	658,447	2,652	—	687,034
Other liabilities	54,266	272,959	89	1,170,278	97,653	—	1,595,245
Total liabilities	54,266	298,894	89	1,828,725	100,305	—	2,282,279
Total net assets	3,129,273	69,201	69,226	3,175,299	3,099,379	(6,414,764)	3,127,614

* Intercompany balances resulted from regular transactions in the business operations of the entities, and no service fees were charged by Shanghai Kunjia.

	For the year ended December 31, 2025
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside Chinese Mainland	Subsidiaries outside Chinese Mainland	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue		1,270,970	—	6,175,655	227	(1,224,662)	6,222,190
Total operating costs and expenses	(27,869)	(1,207,480)	—	(4,411,180)	(2,994)	1,224,662	(4,424,861)
(Loss)/Income from operations	(27,869)	63,490	—	1,764,475	(2,767)	—	1,797,329
Equity in earnings of subsidiaries and VIE and VIE's subsidiaries	1,562,484	—	53,777	—	1,604,131	(3,220,392)	—
Net income	1,535,742	53,777	53,777	1,550,354	1,692,673	(3,350,590)	1,535,733

	For the year ended December 31, 2024
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside Chinese Mainland	Subsidiaries outside Chinese Mainland	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	1,621,778	—	5,827,136	39,696	(1,687,578)	5,801,032
Total operating costs and expenses	(3,736)	(1,608,346)	(26)	(4,588,087)	(40,400)	1,687,578	(4,553,017)
(Loss)/Income from operations	(3,736)	13,432	(26)	1,239,049	(704)	—	1,248,015
Equity in earnings of subsidiaries and VIE and VIE's subsidiaries	1,060,219	—	22,309	—	1,095,954	(2,178,482)	—
Net income	1,056,478	22,309	22,302	1,073,652	1,229,209	(2,347,482)	1,056,468

	For the year ended December 31, 2023
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside Chinese Mainland	Subsidiaries outside Chinese Mainland	Eliminations	Consolidated total
	(RMB in thousands)
Net revenue	—	1,670,688	—	4,720,863	96,483	(1,021,161)	5,466,873
Total operating costs and expenses	(4,546)	(1,614,045)	(45)	(3,444,526)	(92,402)	1,021,161	(4,134,403)
(Loss)/Income from operations	(4,546)	56,643	(45)	1,276,337	4,081	—	1,332,470
Equity in earnings of subsidiaries and VIE and VIE's subsidiaries	1,720,465	—	328,844	—	1,469,714	(3,519,023)	—
Net income	1,297,619	328,844	328,866	1,140,848	1,720,422	(3,519,023)	1,297,576

	For the year ended December 31, 2025
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside Chinese Mainland	Subsidiaries outside Chinese Mainland	Eliminations	Consolidated total
	(RMB in thousands)
Net cash provided by (used in) operating activities	101,442	(1,502)	—	1,244,155	(5,424)	(81,317)	1,257,354
Net cash (used in) provided by investing activities	—	(155)	—	(1,917,961)	(20,167)	(7,923)	(1,946,206)
Net cash (used in) provided by financing activities	(97,850)	—	1,040	470,000	24,742	89,240	487,172

	For the year ended December 31, 2024
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside Chinese Mainland	Subsidiaries outside Chinese Mainland	Eliminations	Consolidated total
	(RMB in thousands)
Net cash provided by (used in) operating activities	144,310	139,602	291	327,764	(64,707)	(157,672)	389,588
Net cash (used in) provided by investing activities	—	(74,100)	(38,081)	(49,526)	223,695	(167,838)	(105,850)
Net cash (used in) provided by financing activities	(155,400)	—	38,081	(244,000)	(157,672)	325,510	(193,481)

	For the year ended December 31, 2023
	Parent	Consolidated VIE and its subsidiaries	Shanghai Kunjia (WFOE)	Other subsidiaries inside Chinese Mainland	Subsidiaries outside Chinese Mainland	Eliminations	Consolidated total
	(RMB in thousands)
Net cash provided by (used in) operating activities	144,310	139,602	291	327,764	(64,707)	(157,672)	389,588
Net cash (used in) provided by investing activities	—	(74,100)	(38,081)	(49,526)	223,695	(167,838)	(105,850)
Net cash (used in) provided by financing activities	(155,400)	—	38,081	(244,000)	(157,672)	325,510	(193,481)

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

As advised by our PRC legal counsel, King & Wood, the Trial Administrative Measures and the Provisions on Confidentiality and Archives Management may subject us to additional compliance requirement in the future for a future securities offering, including completion of filing procedures and obtaining required approval. We cannot assure you that we will be able to get the clearance of filing procedures or obtain the required approval on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with a future offering of our securities to foreign investors.”

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

Risks Related to PCAOB Inspections

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Chinese Mainland and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in Chinese Mainland and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely. Our and the VIE Group’s financial statements as of December 31, 2022 and for the year ended December 31, 2022 contained in this annual report have been audited by Marcum Asia CPAs LLP, or Marcum Asia, an independent registered public accounting firm that is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis. As of the date hereof, Marcum Asia is not included in the list of PCAOB identified firms in the PCAOB Determination Report issued on December 16, 2021. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly. On December 18, 2023, we dismissed Marcum Asia and appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, which is located in Chinese Mainland, as our independent registered public accounting firm, to issue our audit report for the fiscal years ended December 31, 2023, 2024 and 2025. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2025 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Chinese Mainland and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in Chinese Mainland or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

In July 2015, the People’s Bank of China, or the PBOC, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online finance industry titled the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles governing the online finance industry. Following the core principles of the Guidelines, a series of additional restrictions and affirmative obligations were imposed on online lending information intermediaries by (i) the Circular on Regulating and Rectifying of “Cash Loan” Services in December 2017, or the Circular 141, (ii) the Interim Measures for the Administration of Online Loans by Commercial Banks issued in July 2020, or the Commercial Banks Online Lending Measures, (iii) the Notice on Further Regulating Commercial Banks Online Lending issued in February 2021, or the Circular 24, (iv) the Notice on Further Strengthening the Regulation and Management Work of Internet Consumer Loan for College Students in February 2021, or the Notice on Internet Consumer Loan for College Students, and (v) the Announcement No. 3 issued by the PBOC on March 2021, (vi) the Notice by the National Financial Regulatory Administration of Strengthening the Management of the Internet Loan Facilitation Business of Commercial Banks to Enhance the Quality and Efficiency of Financial Services issued by the National Financial Regulatory Administration in January 2025 and came into effect in October 2025, or the Strengthening the Management of the Internet Loan Facilitation Business of Commercial Banks, (v) On April 21, 2026, the PBOC, the MIIT, the SAMR, the National Financial Regulatory Administration, the CSRC, the State Intellectual Property Office, the CAC, the SAFE jointly issued the Measures for the Management of Online Marketing of Financial Products, or the Measures for Online Marketing, which will come into effect on September 30, 2026.

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

We and the VIE Group have expanded our and the VIE Group’s institutional funding partner base and the volume of loans funded by our and the VIE Group’s institutional funding partners in 2020 and since April 2020, we and the VIE Group collaborate exclusively with institutional funding partners to fund our and the VIE Group’s loans. Our and the VIE Group’s collaboration with institutional funding partners has exposed us to and may continue to expose us to additional regulatory requirements faced by such institutional funding partners. For example, Circular 141 provides a series of guidance on the cash loan business of financial institutions. In July 2020, the CBIRC issued the Commercial Banks Online Lending Measures to provide detailed rules on online loans provided by commercial banks. Further, on February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. Circular 24 will also apply by analogy to branches of foreign banks, trusts, consumer finance companies and auto finance companies. The Strengthening the Management of the Internet Loan Facilitation Business of Commercial Banks provided that Commercial banks shall strengthen the access management of platform operating institutions and credit enhancement service institutions, prudently formulate access standards, effectively conduct due diligence, and exercise strict approval. The head office shall sign cooperation agreements with platform operating institutions and credit enhancement service institutions that are complete in elements, clear in division of responsibilities, balanced in rights and obligations, and fair and reasonable. The content of the agreements shall include the relevant provisions of the Strengthening the Management of the Internet Loan Facilitation Business of Commercial Banks. The head office of a commercial bank shall implement a list-based management system for platform operating institutions and credit enhancement service institutions, disclose the list through official websites, mobile applications, and other channels, and promptly update and adjust the list. Commercial banks shall not conduct internet lending assistance business cooperation with institutions outside the list. Commercial banks shall specify the fee standards or ranges for platform services and credit enhancement services in cooperation agreements, include credit enhancement service fees into the borrower's comprehensive financing costs, define the range of comprehensive financing costs, and simultaneously clarify that platform operating institutions shall not charge any form of interest or fees to borrowers, and credit enhancement service institutions shall not increase credit enhancement service rates in disguised forms such as consulting fees or advisory fees. Commercial banks shall implement differentiated risk-based pricing, ensuring that loan interest rates and credit enhancement service rates correspond to the risk profile of the business, and shall not simplistically price at the upper limit of the comprehensive financing cost range stipulated in the cooperation agreement. Commercial banks shall fully and accurately grasp the actual charges of credit enhancement service institutions to ensure that the comprehensive financing cost paid by the borrower for a single loan complies with relevant provisions such as the Several Opinions on Further Strengthening the Judicial Work in the Finance Sector, effectively safeguarding the legitimate rights and interests of borrowers. Furthermore, commercial banks shall fully obtain necessary information about the borrower, including basic personal information, income, liabilities, and repayment sources, carry out commercial cooperation with market institutions possessing legitimate credit reporting business qualifications to obtain credit reporting services, and independently conduct risk assessment and approval. Cooperation agreements shall specify that platform operating institutions shall not improperly interfere with the commercial bank's independent loan review process by means such as setting lower limits for approval rates. The most significant aspect of the Strengthening the Management of the Internet Loan Facilitation Business of Commercial Banks is the requirement for commercial banks to strictly control total borrowing costs, which may have an adverse effect on our operations. Furthermore, the implementation of whitelist requirements has introduced additional uncertainty with respect to our funding relationships. To comply with such guidance, our and the VIE Group’s institutional funding partners, such as commercial banks, trusts, consumer finance companies and microcredit companies, may need to change their cooperation model with their business partners, including us, which may adversely affect our and the VIE Group’s business. In addition, we and the VIE Group cannot assure you that the business operations of our and the VIE Group’s institutional funding partners currently are or will be in compliance with the relevant PRC laws and regulations, and in the event that our and the VIE Group’s institutional funding partners do not operate their businesses in accordance with the relevant PRC laws and regulations, they will be exposed to various regulatory risks and therefore, our and the VIE Group’s business, financial condition and prospects would be materially and adversely affected.

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

The total loan facilitation volume facilitated through our and the VIE Group’s platform was RMB88.1 billion in 2023, RMB100.8 billion in 2024 and RMB129.0 billion (US$18.4 billion) in 2025, respectively. To maintain the high growth momentum of our and the VIE Group’s platform, we and the VIE Group must continuously increase the volume of loans by retaining current participants and attracting more users whose financing needs can be met on our and the VIE Group’s platform. If there are insufficient institutional funding sources, borrowers may not be able to obtain capital through our and the VIE Group’s platform and may turn to other sources for their borrowing needs. If we and the VIE Group are unable to attract qualified borrowers and sufficient institutional funding, or if borrowers do not continue to participate in our and the VIE Group’s platform at the current rates due to any changes or other business or regulatory reasons, we and the VIE Group may be required to modify the way we and the VIE Group conduct our and the VIE Group’s business to ensure compliance with existing or new PRC laws and regulations, we and the VIE Group might not be able to increase our and the VIE Group’s loan transaction volume and revenues as we and the VIE Group expect, and our and the VIE Group’s business and results of operations may be adversely affected.

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

Furthermore, our and the VIE Group’s platform features a high proportion of repeat borrowers. Out of the total loan volume facilitated through our and the VIE Group’s platform in 2023, 2024 and 2025, 75.0%, 74.2% and 76.0%, respectively, was attributable to repeat borrowers who had successfully borrowed on our and the VIE Group’s platform before. The loan size of repeat borrowing of repeat borrowers tends to be larger than that of first time borrowing. Repeat borrowing also generally contributes to a higher overall credit quality of borrowers on our and the VIE Group’s platform as we and the VIE Group only permit borrowers with positive repayment histories to become repeat borrowers. If we and the VIE Group are unable to maintain a high-quality user experience in the future, the numbers of our and the VIE Group’s repeat borrowing rate and repeat borrowers on our and the VIE Group’s platform will decrease. As a result, the credit quality, amount of transaction and service fees and overall profitability of our and the VIE Group’s platform may be adversely affected.

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

On September 1, 2015, the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases came into effect and was then amended on August 20, 2020 and January 1, 2021. Under these amendments, if the service fees or other fees that we and the VIE Group charge are deemed to be loan interest or fees related to loans (inclusive of any default rate and default penalty and any other fee), then in the event that the sum of the annualized interest that lenders charge and fees we and the VIE Group and our and the VIE Group’s business partners charge exceed four times the one-year Loan Prime Rate at the time of the establishment of the agreement, the borrower may refuse to pay the portion that exceeds the limit. In that case, PRC courts will not uphold our and the VIE Group’s request to demand the payment of fees that exceed the limit from the borrower. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. The one-year Loan Prime Rate issued by the National Bank Interbank Funding Center on April 20, 2026 was 3.0%, and we and the VIE Group cannot assure you that the one-year Loan Prime Rate or the upper limit on interest and fee rates will not decrease in the future. As to the cases accepted by PRC courts of first instance on or after August 20, 2020 and in which the loan contracts were established before August 20, 2020, if the lender requests that the court apply the previous limits of 24% and 36% for calculating the loan interest accrued from the establishment of the loan contracts up to August 19, 2020, such request will be supported by the court, but the loan interest accrued from August 20, 2020 to the date of the loan repayment shall be calculated by applying the new limit of four times the one-year Loan Prime Rate at the time of the filing of the lawsuit.

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

In addition, if a borrower’s financial condition worsens after his or her loan application is approved, we and the VIE Group may not be able to take measures to prevent default on the part of the borrower and thereby maintain a reasonably low default rate for loans facilitated through our and the VIE Group’s platform. Our and the VIE Group’s credit assessment model may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower’s creditworthiness deteriorates. In addition, certain line items on our and the VIE Group’s financial statements, including allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others, are and were recorded based on the default rate that we and the VIE Group estimate. Since our and the VIE Group’s estimate of the risks might be inaccurate, our and the VIE Group’s consolidated financial statements may be materially misstated.

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

The Cyber Security Law of the PRC became effective on June 1, 2017 and was amended on October 28, 2025 which became effective on January 1, 2026. The law requires network products and services providers as we and the VIE Group are, among other things, to strictly preserve the secrecy of user information they collect and to store within Chinese Mainland data that is gathered or produced by such network products and services provider in the country. If we and the VIE Group are deemed to have violated the law, potential penalties include, depending on the nature of violation, forced shut down of our and the VIE Group’s websites, revocation of business licenses, freezing of assets, and fines imposed on the company ranging from approximately RMB10,000 to RMB1 million or management personnel ranging from approximately RMB5,000 to RMB1 million.

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

In addition, on June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law provides for a security review procedure for the data activities that may affect national security. On August 20, 2021, the SCNPC issued the Personal Information Protection Law, effective since November 1, 2021, which reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. On December 28, 2021, the CAC published the Measures for Cybersecurity Review, which took effect on January 15, 2022 and further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Measures for Cybersecurity Review, critical information infrastructure operators that intend to purchase internet products and services and online platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. On September 30, 2024, the State Council released the Network Data Regulation, which came into force on January 1, 2025. The Network Data Regulation is not only the first at the administrative regulation level specifically for network data security, but it also serves as a comprehensive implementing regulation for the compliance requirements set out by the Cyber Security Law, the Data Security Law, and Personal Information Protection Law.

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

We and the VIE Group are subject to credit risks and concentration of credit risks associated with our accounts receivable, contract assets, financial assets receivables and prepaid expenses and other current assets.

We and the VIE Group have a material balance of accounts receivable and contract assets as well as financial assets receivable and prepaid expenses and other current assets. We and the VIE Group have established an allowance for uncollectible receivables and contract assets, uncollectible receivable and contract assets , financial assets receivables and prepaid expenses and other current assets based on estimates, which incorporates historical delinquency rate by vintage, specific risk characteristics for borrowers from various channels and other factors surrounding the credit risk of specific underlying loan portfolio. We evaluate and adjust our allowance for uncollectible receivable and contract assets, financial assets receivables and prepaid expenses and other current assets on a quarterly basis or more often as necessary. The related expenses are recorded as “allowance for accounts receivable and contract assets,” “allowance for financial assets receivable” and “allowance for prepaid expenses and other current assets.”. While our allowance takes into account historical and other objective information, it is also dependent on our subjective assessment based upon our estimates and judgment. In addition, we also face concentration on credit risks associated with our business. Actual credit risk is difficult to forecast, especially if such risks stem from factors beyond our historical experience, especially unforeseen risk with no historical comparable. If there is a significant rise in delinquency rate, which was impacted by a number of factors some of which are beyond our control, including the macroeconomic condition of China and the development of the Credit-Tech industry, or our allowances are insufficient to cover the credit loss, our business, results of operations and financial condition would be materially and adversely impacted.

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

Our management and our independent registered public accounting firm, which has issued an attestation report, have concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures”.

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

Our purchase of certain commercial property has placed and may continue to place constraints on our cash position and liquidity, and any future decline in value of such property could materially and adversely affect our results of operation.

On December 17, 2024, we entered into a definitive agreement to purchase certain commercial property located in Shanghai, China (the “Commercial Property”) of approximately 43,500 square meters for total cash consideration of approximately RMB1.35 billion. In March 2025, we paid all consideration for, and obtained title to, the Commercial Property. The Commercial Property will primarily be used as our new headquarters to meet the demand arising from the continuing growth of our businesses. As we paid the purchase price using cash on hand, the purchase of the Commercial Property has and may continue to place constraints on our cash and liquidity, which may limit our ability to deploy capital for other strategic initiatives to drive our business growth. If the Commercial Property does not generate expected financial or strategic benefits over time, the return on our investment may be lower than anticipated, which could negatively impact shareholder value.

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

On December 16, 2021, the PCAOB issued a report notifying the Commission of its determinations (the “PCAOB Determinations”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Chinese Mainland and in Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in Chinese Mainland and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and Ministry of Finance, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in Chinese Mainland and Hong Kong completely, consistent with U.S. law.

On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong in 2022. The PCAOB vacated its previous determinations issued in December 2021 accordingly.

On December 18, 2023, we dismissed Marcum Asia CPAs LLP, a firm registered with the PCAOB and headquartered in New York, the United States, and appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, which is located in Chinese Mainland, as our independent registered public accounting firm. We do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA for the fiscal year ended December 31, 2025 after we file our annual report on Form 20-F for such fiscal year. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in Chinese Mainland and Hong Kong is subject to uncertainty and depends on a number of factors out of our and our auditor’s control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in Chinese Mainland and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the Chinese Mainland and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. Should the PCAOB again encounter impediments to inspections and investigations in Chinese Mainland or Hong Kong as a result of positions taken by any authority in either jurisdiction, the PCAOB will make determinations under the HFCAA as and when appropriate.

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

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Shanghai Kunjia, our indirectly wholly-owned PRC subsidiary, is considered a foreign-invested enterprise. However, PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we conduct our business activities through the consolidated VIE in China. As such, Shanghai Kunjia entered into the Contractual Arrangements with Jiayin Technology and the shareholders of Jiayin Technology, among others, pursuant to which, we are able to:(i) exercise effective control over Jiayin Technology; (ii) receive substantially all of the economic benefits of Jiayin Technology and its subsidiaries; (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of Jiayin Technology when and to the extent permitted by laws; (iv) have an exclusive option to purchase, or designate one or more persons to purchase from Jiayin Technology all or any part of its assets at any time and from time to time in our absolute direction to the extent permitted by PRC laws; (v) appoint us or our designated person to exercise all shareholder rights in Jiayin Technology; and (vi) have all of the equity interests in Jiayin Technology pledged to us as a continuing first priority security interest for performance of the Contractual Arrangements. The Contractual Arrangements allow the results of operation and assets and liabilities of Jiayin Technology to be consolidated into our results of operations and assets and liabilities under U.S. GAAP as if it was our wholly-owned subsidiary.

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

We are a Cayman Islands exempted company and our subsidiaries in the PRC, or PRC subsidiaries, are considered foreign invested enterprises. However, PRC laws and regulations place certain restrictions and conditions on foreign ownership of certain areas of businesses. To comply with PRC laws and regulations, we hold a value-added telecommunications license through the consolidated VIE, Shanghai Yixin Due to PRC legal restrictions on foreign ownership and investment in, among other areas, value-added telecommunications services, we set up a series of Contractual Arrangements entered into among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology to conduct our operations in China. For a detailed description of these Contractual Arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Shanghai Kunjia, Jiayin Technology and the Shareholders of Jiayin Technology.” As a result of these Contractual Arrangements, we exert control over Jiayin Technology and its subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, King & Wood, the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is not in violation of existing PRC laws, regulations and rules currently in effect; and each of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology is valid, binding and enforceable upon each party to such agreements in accordance with their terms and applicable PRC laws and regulations currently in effect. As of and for the year ended December 31, 2025 and till the date of this annual report, the Company is not aware of any notice from the PRC government that the PRC government holds the opinion that the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is illegal, or any of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology governed by PRC laws are illegal. However, King & Wood has also advised us that there are considerable uncertainties regarding the interpretation and application of PRC laws, rules and regulations and there can be no assurance that the PRC government will take a view that is consistent with the opinion of our PRC legal counsel, King & Wood, in the future.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure, or the VIE structure, will be adopted or if adopted, what they would provide. If the ownership structure, Contractual Arrangements and business of our company, our subsidiaries, Jiayin Technology or its subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have discretion in dealing with such violation, including levying fines, confiscating our income or the income of Jiayin Technology or its subsidiaries, revoking the business licenses or operating licenses of Shanghai Kunjia, Jiayin Technology or its subsidiaries, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering or future offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Jiayin Technology and its subsidiaries, and/or our failure to receive economic benefits from Jiayin Technology and its subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

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

Moreover, there have been concerns about the economic effect of the tensions in the relationship between China and other countries, including the United States the surrounding Asian countries. In particular, political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government, various executive orders issued by U.S. President Donald J. Trump, such as the one issued in August 2020 that prohibits certain transactions with ByteDance Ltd., Tencent Holdings Limited and the respective subsidiaries of such companies, the executive order issued in November 2020 that prohibits U.S. persons from transacting publicly traded securities of certain “Communist Chinese military companies” named in such executive order, the executive order issued in January 2021 that prohibits such transactions as are identified by the U.S. Secretary of Commerce with certain “Chinese connected software applications,” including Alipay and WeChat Pay, as well as the Rules on Counteracting Unjustified Extra-territorial Application of Foreign Legislation and Other Measures promulgated by the MOFCOM on January 9, 2021, which apply to Chinese individuals or entities that are purportedly barred by a foreign country’s law from dealing with nationals or entities of a third country. In October 2022, the U.S. government implemented comprehensive export controls to restrict the export of advanced semiconductors and the equipment required to manufacture them to China. Starting from February 2025, the U.S. government imposed a series of tariff increases on imports from China. During 2025, the U.S. government imposed a wide range of tariffs at varying levels, including in particular tariffs on Chinese imports, and many countries, including China, have taken retaliating measures. While certain tariffs have subsequently been suspended following trade talks between the U.S. and Chinese governments, trade negotiations between the United States and China and other countries remain fluid. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may have the effect of restricting our and the VIE Group’s ability to transact or otherwise do business with entities within or outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. If we and the VIE Group were unable to conduct its business as it is currently conducted as a result of such regulatory or policy changes, our and the VIE Group’s business, results of operations and financial condition would be materially and adversely affected.

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

The PRC government imposes certain measures on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of foreign currency out of Chinese Mainland. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our Cayman Islands holding company relies on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Tax Considerations.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and it remains to be observed with respect to the interpretation of the term “de-facto management body.” As substantially all of our management members are based in China, it remains to be observed how the tax residency rule will apply to our case. If the PRC tax authorities determine that Jiayin Group Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Jiayin Group Inc. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we pay on, and gains realized on the sale or other disposition of, our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such primarily rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our funding requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and SAT Circular 81 (as defined below), such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, which became effective in January 2020, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits. The non-resident enterprises shall directly apply the reduced withholding tax rate when performing tax filings and collect and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information— E. Taxation—People’s Republic of China Tax Considerations.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Geerong (HK) Limited (“Geerong (HK)”, formerly known as “Jiayin (HK) Limited”), our Hong Kong subsidiary.

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

On June 16, 2022, we announced that our board of directors authorized a share repurchase plan under which we may repurchase our ordinary shares in the form of ADSs with an aggregate value of US$10.0 million during the 12-month period beginning on June 13, 2022. Starting from June 2023, our board of directors approved an extension of the share repurchase plan for a period of 12 months once each year, with the latest extension approved on June 4, 2025. Pursuant to the extended share repurchase plan, the Company may repurchase its ordinary shares through June 12, 2026 with an aggregate value not exceeding the remaining balance under the share repurchase plan. In August 2025, the Board approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan through June 12, 2026 shall not exceed US$80 million.

As of March 31, 2026, the Company had repurchased approximately 4.6 million of its ADSs for approximately US$30.4 million under the share repurchase plan.

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

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of Cayman Islands. The common law of Cayman Islands is derived in part from comparatively limited judicial precedent in Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares with disparate voting powers. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. As of March 31, 2026, Mr. Dinggui Yan, the beneficial owner of our Class B ordinary shares, beneficially owned approximately 91.5% of the aggregate voting power of our company. As a result, Mr. Dinggui Yan will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. Upon any direct or indirect sale, transfer, assignment or disposition of Class B ordinary share by a shareholder to any person or entity which is not an affiliate of such holder, or the direct or indirect transfer or assignment of the voting power attached to such number of Class B ordinary shares through voting proxy or otherwise to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. The concentrated control associated with our dual-class share structure will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and the ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

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

As of March 31, 2026, Mr. Dinggui Yan, our founder, director and chief executive officer, beneficially owned approximately 91.5% of the total voting power of our Company. As a result, he has substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions.

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

Jiayin Technology first adopted our 2016 Share Incentive Plan in September 2016, which allowed Jiayin Technology to grant share-based compensation awards to our founders, employees and officers to incentivize their performance and align their interests with ours. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. In February 2019, we adopted a new share incentive plan, or the 2019 Share Incentive Plan, which became effective after the completion of our initial public offering in May 2019. All outstanding options granted under the 2016 Share Incentive Plan have been cancelled or replaced with options granted under the 2019 Share Incentive Plan. As of December 31, 2025, we had granted options to purchase an aggregate of 73,938,000 Class A ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and restricted share units (“RSUs”) to receive an aggregate of 29,800,000 Class A ordinary shares (excluding RSUs that were forfeited, cancelled, or vested after the relevant grant date), pursuant to the 2019 Share Incentive Plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

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

•
the sections of the Exchange Act requiring principal shareholders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•
the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if, applying the applicable look-through rules, either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ending December 31, 2024 and December 31, 2025. However, we believe that we were a PFIC for our taxable year ending December 31, 2023, although there can be no assurance in this regard. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the United States Internal Revenue Service, or the IRS, will not take a contrary position to any determination we make. Accordingly, there can be no assurance that we will or will not be treated as a PFIC for any taxable year or that the IRS will not take a contrary position to any determination we make.

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

If we are a PFIC for any taxable year (as we believe we were for our taxable year ending December 31, 2023 (but not for our taxable years ending December 31, 2024 and December 31, 2025)) during which a United States Holder (as defined in “Item 10. Additional Information––E. Taxation––United States Federal Income Tax Considerations”) hold our ADSs or Class A ordinary shares, certain adverse United States federal income tax consequences could apply to such United States Holder, including burdensome reporting requirements. United States Holders who have held our ADSs or Class A ordinary shares during 2023 are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules and to refer to “Item 10. Additional Information— E. Taxation—Passive Foreign Investment Company—U.S. Holders During 2023.” Prospective investors who are United States Holders are strongly encouraged to consult their tax advisors regarding the potential application of the PFIC rules. See “Item 10. Additional Information— E. Taxation—Passive Foreign Investment Company”.

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

In August 2021, Hainan Yinke, was incorporated as a wholly-owned PRC subsidiary of Geerong Yunke. Hainan Yinke provides guarantee services to borrowers facilitated by us and the VIE Group.

On January 28, 2022, Shanghai Niwodai Internet Services Co., Ltd. changed its corporate name to Shanghai Wuxingjia Information Technology Co., Ltd., which was further deregistered on April 11, 2024.

In April 2023, we disposed our 100% equity interest in Fujian Zhuoqun Jieneng Information Technology Co., Ltd and its subsidiaries.

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

Our and the VIE Group’s borrowers are typically creditworthy individuals with stable salary income and/or credit history but underserved by traditional financial institutions. We and the VIE Group primarily utilize diverse online borrower acquisition channels including online advertising channels such as websites, search engines, app stores, information feeds as well as online partnerships with online traffic marketplaces which have access to quality borrowers. Our and the VIE Group’s online average borrower acquisition cost per new borrower was RMB446.2 (US$63.8) in 2025, representing 5.2% of the average loan principal borrowed by our and the VIE Group’s borrowers in 2025.

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

The loans that we and the VIE Group facilitate are funded by institutional funding partners, including commercial banks, trusts, consumer finance companies and microcredit companies. In 2025, we and the VIE Group facilitated an aggregate loan volume of RMB129.0 billion (US$18.4 billion), funded by 54 institutional funding partners. We and the VIE Group generate a substantial majority of our and the VIE Group’s total revenues from services we and the VIE Group provided to institutional funding partners and cooperated financing guarantee companies. As a leading technology platform, we and the VIE Group do not use our and the VIE Group’s own capital to invest in loans facilitated through our and the VIE Group’s platform in Chinese Mainland.

Our and the VIE Group’s Users

Borrowers

We and the VIE Group target the large and growing number of creditworthy individual borrowers in China who are underserved by traditional financial institutions and receptive to online finance solutions. Our and the VIE Group’s borrowers typically belong to the young urban working class with stable salary and/or credit history.

From the launch of our and the VIE Group’s business through December 31, 2025, we and the VIE Group had successfully facilitated loan transactions for over 20.3 million borrowers. The number of our and the VIE Group’s borrowers grew by 14.4 times from approximately 0.2 million in 2016 to approximately 3.0 million in 2025. We and the VIE Group strategically target the young generation and cultivate their loyalty on our and the VIE Group’s platform, aiming to capture the vast growth opportunities as our and the VIE Group’s borrowers enter into different stages of their lives and qualify for higher credit limits. In 2025, 64.2% of our and the VIE Group’s borrowers were between 23 and 40 years of age.

Institutional Funding Partners

The loans that we and the VIE Group facilitate are funded by institutional funding partners, including commercial banks, trusts, consumer finance companies and microcredit companies.

In 2025, we and the VIE Group had 54 institutional funding partners. We and the VIE Group expect these institutional funding partners to provide stable funding to borrowers on our and the VIE Group’s platform, which will allow us to increase our and the VIE Group’s loan facilitation volume and generate more revenue. We and the VIE Group will further develop our and the VIE Group’s cooperation with institutional funding partners in 2026.

Our and the VIE Group’s Services

Loan Facilitation Services Offered to Borrowers

We and the VIE Group facilitate primarily standard loan facilitation services online, which are all unsecured consumer loans to our and the VIE Group’s borrowers. All of the loans facilitated through our and the VIE Group’s platform feature fixed interest rates. To provide a transparent platform, interest rates, service fees and other charges are all clearly disclosed to borrowers upfront. We and the VIE Group strategically design our and the VIE Group’ loan facilitation services to target borrowers with different types of available credentials and therefore different credit limits varying from RMB500 to RMB200,000.

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

Services Offered to Institutional Funding Partners and Licensed Financing Guarantee Companies

We and the VIE Group introduce borrowers to institutional funding partners, including commercial banks, trusts, consumer finance companies and microcredit companies, and provide preliminary risk assessment services as well as other services to them. The service arrangement between our and the VIE Group’s institutional funding partners and us varies depending on the type of institutional funding partners. For institutional funding partners with a license to extend loans, such as banks, online micro-credit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2025, we and the VIE Group facilitated an aggregate loan volume of RMB129.0 billion (US$18.4 billion), funded by 54 institutional funding partners.

We and the VIE Group also provide guarantee services through our and VIE Group’s licensed financing guarantee subsidiaries or through cooperation with third-party licensed financing guarantee companies. Under the guarantee services through our and VIE Group’s licensed financing guarantee subsidiaries, such subsidiaries are obligated to place deposits directly to institutional funding partners with an agreed percentage of outstanding loan balance subject to guarantee. We and the VIE Group record deposits to funding banks under restricted cash, and deposits to institutional funding partners other than funding banks under prepaid expenses and other current assets, net on the consolidated balance sheets, respectively. Under the cooperation with the third-party licensed financing guarantee companies, such companies initially reimburse the loan principal and interest to the institutional funding partners upon borrower’s default. Although we and the VIE Group do not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, we and the VIE Group provide back-to-back guarantee to the third-party licensed financing guarantee companies. As of December 31, 2024 and 2025, the maximum potential future payments, including all outstanding principal and interest for which we and the VIE Group provides primary guarantee, were RMB2.8 billion and RMB9.4 billion (US$1.3 billion), respectively. For certain off-balance sheet loans facilitated between borrowers and institutional funding partners, we and the VIE Group may provide commitment letters to the institutional funding partners or the third-party licensed financing guarantee companies to cover any residual obligation of the third-party licensed financing guarantee companies. As of December 31, 2024 and 2025, the outstanding loan balance for which we and the VIE Group provide commitment letter was RMB29.2 billion and RMB33.1 billion (US$4.7 billion), respectively.

Joint operation and technology empowerment model

Under our joint operation and technology empowerment model, we provide a comprehensive suite of tailored technology solutions at various stages of the credit facilitation process to meet the needs of our financial institution partners, encompassing customer acquisition, credit assessment, and operations. We act as a technological bridge, embedding our proprietary technology solutions within the ecosystems of leading internet platforms to connect them with financial institutions. By integrating with leading internet platforms across diverse consumption scenarios—including short-form video, e-commerce, travel, and local services—we are able to reach a broader demographic of internet users. We have also expanded our collaborations with financial institutions to engage their existing customer bases. In these partnerships, we serve as a technology provider and empower our partners to improve the user experience and more effectively monetize their user bases through our differentiated technology.

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

•
Authentication Module

The authentication module is a personal information authentication system that verifies and authenticates the identity of the applicant through the information provided by the applicant and third parties. With OCR and facial recognition technologies, the authentication module is able to automatically verify the identity card provided by applicants and their self-taken video against the Ministry of Public Security identity card database. We and the VIE Group also cross check the personal and credit information, against data from third parties to verify the authenticity of the data. Using the proprietary intelligent risk management system, we and the VIE Group have achieved the whole process life cycle risk control of pre-loan risk screening, risk monitoring and pre-warning since 2021.

•
Anti-Fraud Module

We and the VIE Group have a large database of past fraud accounts information and sophisticated rules in detecting fraudulent behaviors. We and the VIE Group have been working closely with multiple partners in a joint effort to identify emerging fraudulent schemes, scams, trends, threats, and criminal organizations and have accumulated massive data relating to fraud. The database we and the VIE Group maintain enables us to fine-tune the rules we and the VIE Group set and enhance our and the VIE Group’s fraud detection capabilities. Utilizing graph mining technology, this module analyzes each applicant’s social proximity or relationships, to known fraudsters in our and the VIE Group’s database to determine the applicant’s likelihood of also being a fraudster. We and the VIE Group also continuously evolve this module to detect fraud clusters across device, environment, behavior and social dimensions. We and the VIE Group also maintain a blacklist after detecting any fraudulent borrowers. We and the VIE Group put the transaction link into the anti-fraud control, according to the customer risk level using different means of verification, in order to achieve the whole process risk management. We and the VIE Group have independently developed and built the knowledge graph platform known as Xingkong since 2021, on which multi-relational graphs are built based on the graph database technology and potential risks are identified. We and the VIE Group also incorporate the transaction process into the anti-fraud module as different means of verification are adopted according to the risk level of the borrowers. During the year of 2024, We and the VIE Group established an AI-powered comprehensive anti-fraud defense system through self-developed intelligent platforms, including the Qimingxing Intelligent Warning System and the Mingrui Document Verification System. In 2025, we and our VIE Group conducted real-time fraudulent borrowers identification for incoming calls by establishing a historical voiceprint database and a voiceprint processing pipeline.

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

	2023		2024		2025
Credit Risk Level	(in RMB millions)%		(in RMB millions)%		(in RMB millions)%
60+	78,827	89.5	89,423	88.7	119,951	93.0
40-60	7,718	8.8	9,569	9.5	5,431	4.2
20-40	1,538	1.7	1,055	1.0	1,768	1.4
0-20	0	0.0	802	0.8	1,897	1.4
Total	88,083	100.0	100,849	100.0	129,047	100.0

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

Guarantee Arrangements

Starting from the fourth quarter of year 2022, we and the VIE Group provide guarantee services through our own licensed financing guarantee subsidiaries or through cooperation with third-party licensed financing guarantee companies for loans facilitated to the institutional funding partners. Starting from year 2024, majority of the new guarantee services provided by us are through our own licensed financing guarantee subsidiary. Under the cooperation with licensed financing guarantee companies, these licensed financing guarantee companies initially reimburses the loan principal and interest to the institutional funding partners upon borrower’s default. Although we and the VIE Group do not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, we and the VIE Group provide back-to-back guarantee to the licensed financing guarantee companies. In connection with the above back-to-back guarantee arrangements with the institutional funding partners and licensed financing guarantee companies, we and the VIE Group also engage third-party companies to provide back-to-back guarantee services to us, pursuant to which the third-party companies are obligated to compensate us at an amount equal to the compensation we paid to the institutional funding partners and the third-party licensed financing guarantee companies. See note 2(k) to the consolidated financial statements for details on guarantee arrangements.

Overseas Development

Leveraging on the proprietary technology and operation experience accumulated in China, we are exploring business opportunities in other developing countries with a significant size of low-to mid- income population. We believe that these low-to mid- income populations is currently underserved by local financial systems similar to the financial market situation in China and our credit assessment and risk management system can be readily deployed in these countries. In 2024, we disposed of the subsidiaries in Nigeria.

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

We plan to further explore overseas markets, to expand our customer base. We have broadened and will continue to broaden our financing channels through partnerships with local banks and other financial institutions. With our risk management technologies and the localization capabilities, we will be able to deliver more accessible and convenient financial services to better serve our customers.

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
•
Artificial Intelligence technologies. We and the VIE Group put together a dedicated team focusing on internal Artificial Intelligence technologies development. Based on the comprehensive range of voice, image and video data collected through our and the VIE Group’s platform, we and the VIE Group have strengthened our and the VIE Group’s data-centric machine learning technologies. We and the VIE Group also achieved important milestones in the areas of human-computer interaction, OCR and facial recognition, which have been utilized in our and the VIE Group’s risk management system and enabled us to build up a secured and stable platform. For example, our AI-powered customer service system covers the end-to-end business process—from initial agent training and real-time conversation support to post-interaction analysis—driving improvements in both efficiency and service quality.
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

Intellectual Property

We and the VIE Group regard our patents, trademarks, domain names, copyrights, know-how, proprietary technologies and similar intellectual property as critical to our success, and we and the VIE Group rely on patents, trademarks, copyrights and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We and the VIE Group have registered 3 patents and 188 trademarks in the PRC. We and the VIE Group are the registered holder of 29 domain names, including www.jiayintech.cn. We and the VIE Group also have 126 copyrights for our and the VIE Group’s proprietary techniques in connection with our and the VIE Group’s systems.

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

On April 21, 2026, the PBOC, the MIIT, the SAMR, the National Financial Regulatory Administration, the CSRC, the State Intellectual Property Office, the CAC, the SAFE jointly issued the Measures for the Management of Online Marketing of Financial Products, or the Measures for Online Marketing, which will come into effect on September 30, 2026, to further regulate Financial Institutions or their cooperation with third-party internet platform operators entrusted by them. Financial Institutions refer to institutions engaged in financial business approved by relevant financial department. Financial products refer to products and services designed, developed and sold by Financial Institutions, including but not limited to deposits, loans, securities, asset management products, insurance, precious metals, etc.

The Measures for Online Marketing also requires that: (i)Third-party internet platforms that provide services for the online marketing of financial products shall accept the lawful instruction of financial institutions and comply with the relevant regulatory requirements of financial regulatory authorities. They shall not exceed the scope of the commission from financial institutions, nor shall they sub-commission or de facto sub-commission the business commissioned by financial institutions to other institutions. Where a third-party internet platform provides a redirection channel for financial consumers and investors to purchase financial products, it shall redirect to the self-operated platform of the financial institution and shall not redirect to other third-party internet platforms engaged in the online marketing of financial products. (ii) No institution or individual shall provide online marketing services or facilitation for illegal financial activities. Illegal financial activities refer to activities that, without the lawful permission of financial regulatory authorities or in violation of national financial management regulations, substantially engage in various business activities such as currency, payment, deposit-taking, lending, insurance, securities, funds, futures, foreign exchange, etc. (iii) When financial institutions commission third-party internet platforms to provide services for the online marketing of financial products, they shall clearly delineate the responsibilities and obligations of both parties in accordance with relevant laws and regulations and national financial management regulations. Third-party internet platforms shall not, in violation of laws, regulations, or national financial management regulations, intervene or de facto intervene in the sales process of financial products, including the signing of sales contracts, fund transfers, suitability assessments for financial consumers and investors, and loan amount assessments, nor shall they engage in interactive consultations with consumers and investors regarding financial products. Third-party internet platforms charging fees for online marketing services shall set reasonable prices commensurate with the quality of service. Financial institutions shall not be exempted from their own responsibilities for financial products due to commissioning third-party internet platforms to provide online marketing services. If a third-party internet platform fails to conduct online marketing of financial products in accordance with regulations, thereby harming the lawful rights and interests of financial consumers and investors or causing other adverse effects, it shall bear corresponding liability according to law. When financial institutions commission third-party internet platforms to provide services for the online marketing of financial products, they shall urge the third-party internet platforms to strengthen risk management, ensuring business independence, technical security, and data and personal information security. Third-party internet platforms shall adhere to their fundamental role of providing technical services, shall not de facto engage in financial business activities, and shall not use technical means to help cooperating financial institutions circumvent regulation. (iv) Third-party internet platforms that violate the aforementioned provisions shall be subject to penalties by the relevant competent authorities.

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

On April 3, 2025, the National Financial Regulatory Administration issued the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services, effective from October 1, 2025. It mandates, among other things, the following key provisions: (i) bank headquarters shall maintain and publicly disclose on their official websites and mobile applications a whitelist of partnered online lending platforms; (iii) online lending platforms are prohibited from charging interest or other fees to borrowers; (iv) credit enhancement service providers are prohibited from charging service or consultation fees, as such practices are deemed to increase credit enhancement fees in a disguised form; and (v) banks and online lending platforms must fully disclose key information, including but not limited to lenders, annualized interest rates, credit enhancement providers and fees, annualized funding costs, post-default interest and costs, and must clearly state that no other fees will be charged to borrowers. These requirements also apply to consumer finance companies and trust companies engaged in online lending business.

On March 3, 2026, the National Financial Regulatory Administration and the PBOC jointly issued the Provisions on Disclosure of Comprehensive Financing Costs for Personal Loan Business, which will take effect from August 1, 2026. The regulations further clarify that, when conducting personal loan business, lenders shall present a comprehensive financing cost disclosure statement to borrowers. The comprehensive financing cost disclosure statement must explicitly state that, apart from the cost items already disclosed, neither the lender nor its cooperating institutions shall charge borrowers any other fees or interest related to the loan.

As our institutional funding partners include commercial banks, consumer finance companies, and trust companies, they are required to evaluate and review us as mandated by the Commercial Banks Online Lending Measure, the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services and the subsequent requirements issued by the CBIRC or the National Financial Regulatory Administration. If any of our institutional funding partners identifies any inadequacies in our evaluation and review, they may terminate their cooperation with us, which could materially and adversely affect our business and operating results. Furthermore, as an intermediary between institutional funding partners and borrowers, we cannot assure you that all the institutional funding partners we cooperate with have been and will continue to be in strict compliance with the Commercial Banks Online Lending Measure or other requirements issued by the CBIRC or the National Financial Regulatory Administration.

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

Pursuant to the Cyber Security Law of the PRC promulgated by the SCNPC on November 7, 2016 and last amended on October 28, 2025, network operators, including Internet information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

Pursuant to the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC in August 2015 and became effective in November, 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Personal Information Judicial Interpretations, which became effective on June 1, 2017. The Personal Information Judicial Interpretations provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information.

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

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law of the PRC, or the EIT Law and its implementation rules, which became effective on January 1, 2008 and amended on December 29, 2018, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between the Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC resident enterprise to a Hong Kong resident enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Circular on Issues Concerning the Application of the Dividend Clauses of Tax Agreements issued by the SAT, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In October 2019, the SAT promulgated the Announcement of the State Taxation Administration on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits, or SAT circular 35, which became effective on January 1, 2020, replacing the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, file the Information Reporting Form for Non-resident Taxpayers Claiming Treaty Benefits and directly apply the reduced withholding tax rate when performing tax filings, and collect and retain relevant supporting documents, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Geerong (HK) may be able to enjoy the 5% withholding tax rate for the dividends they receive from our and the VIE Group’s PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax regulations and rules. However, according to SAT Circular 81 and SAT Circular

35, if the relevant tax authorities consider the transactions or arrangements we and the VIE Group have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner”, several factors in connection with dividends, interests or royalties in the tax treaties, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents of third country or region, whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties levy no tax, grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account. The applicant’s status will be analyzed in light of actual circumstances of specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to SAT Circular 35.

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
(11)
Shanghai Jiazhen Software Co., Ltd. (“Jiazhen Software”) was established in January 2025.

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

In the opinion of King & Wood, our PRC legal counsel:

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

As of and for the year ended December 31, 2025 and till the date of this annual report, the Company is not aware of any notice from the PRC government that the PRC government holds the opinion that the ownership structure of Shanghai Kunjia, Jiayin Technology and its subsidiaries is illegal, or any of the VIE contractual agreements among Shanghai Kunjia, Jiayin Technology and the shareholders of Jiayin Technology governed by PRC laws are illegal. However, King & Wood has also advised us that there are considerable uncertainties regarding the interpretation and application of PRC laws, rules and regulations and there can be no assurance that the PRC government will take a view that is consistent with the opinion of our PRC legal counsel, King & Wood, in the future.

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

On December 17, 2024, we entered into a definitive agreement to purchase certain commercial property located in Shanghai, China (the “Commercial Property”) of approximately 43,500 square meters for total cash consideration of approximately RMB1.35 billion. In March 2025, we paid all consideration for and obtained title to, the Commercial Property. The Commercial Property will primarily be used as our new headquarters to meet the demand arising from the continuing growth of our businesses.

Our and the VIE Group’s servers are primarily hosted at third-party Internet data centers. We and the VIE Group believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our and the VIE Group’s financial condition and results of operations should be read in conjunction with our and the VIE Group’s consolidated financial statements and the related notes thereto included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our and the VIE Group’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F. For discussion of year-over-year comparisons between 2024 and 2023 that are not included in this annual report on Form 20-F, refer to "Item 5. Operating and Financial Review and Prospects" found in our Form 20-F for the year ended December 31, 2024, that was filed with the Securities and Exchange Commission on April 28, 2025.

A.
Operating Results

Overview

We and the VIE Group are a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. We and the VIE Group operate a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. Our and the VIE Group’s online platform embraces significant opportunities presented by a financial system that leaves many creditworthy individuals underserved. We and the VIE Group provide borrowers with fast and convenient access to credit at affordable and competitive rates. We and the VIE Group do not use our and the VIE Group’s own capital to invest in loans facilitated through our and the VIE Group’s platform in Chinese Mainland.

We and the VIE Group offer loan products with fixed terms and repayment schedules generally ranging from RMB500 to RMB200,000 via our and the VIE Group’s apps and our and the VIE Group’s website. We and the VIE Group strategically focused on facilitating loans primarily with a term of no more than 12 months, as we and the VIE Group believe such loan products facilitated by us and the VIE Group are best positioned to generate attractive returns, and at the same time, capture the financing needs of qualified borrowers.

We and the VIE Group introduce borrowers to our and the VIE Group’s institutional funding partners, including commercial banks, trusts, consumer finance companies and micro-credit companies, and provide preliminary risk assessment services as well as other services to them. For institutional funding partners with a license to extend loans, such as banks, online micro-credit companies, they typically extend loans with their own funds directly to the borrowers introduced by us. In 2025, we and the VIE Group facilitated an aggregate loan volume of RMB129.0 billion (US$18.4 billion), funded by 54 institutional funding partners. We and the VIE Group also provide guarantee services through our own licensed financing guarantee subsidiary or through cooperation with third-party licensed financing guarantee companies. Under the guarantee services through our and VIE Group’s licensed financing guarantee subsidiaries, such subsidiaries are obligated to place deposits directly to institutional funding partners with an agreed percentage of outstanding loan balance subject to guarantee. We and the VIE Group record deposits to funding banks under restricted cash, and deposits to institutional funding partners other than funding banks under prepaid expenses and other current assets, net on the consolidated balance sheets, respectively. Under the cooperation with third-party licensed financing guarantee companies, such companies initially reimburses the loan principal and interest to the institutional funding partners upon borrower’s default. Although we and the VIE Group do not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, we and the VIE Group provide back-to-back guarantee to the third-party licensed financing guarantee companies. As of December 31, 2024 and 2025, the maximum potential future payments, including all outstanding principal and interest for which our and the VIE Group provide primary guarantee, were RMB2.8 billion and RMB9.4 billion (US$1.3 billion), respectively.

Our and the VIE Group’s net revenue increased by 7.3% from RMB5,801.0 million in 2024 to RMB6,222.2 million (US$889.8 million) in 2025. Our net income was RMB1,535.7 million (US$219.6 million), compared with RMB1,056.5 million in 2024.

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

90 Day+ Delinquency Ratio

We and the VIE Group define the 90 day+ delinquency ratio as the outstanding principal balance of loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of loans facilitated through our and the VIE Group’s platform as of a specific date. Loans facilitated outside Chinese Mainland are not included in the calculation. The following table provides the 90 day+ delinquency ratio for all outstanding loans on our and the VIE Group’s platform as of the respective dates indicated.

As of	90 Day+ Delinquency Rate
(%)
December 31, 2020	1.47
December 31, 2021	1.31
December 31, 2022	1.01
December 31, 2023	1.13
December 31, 2024	1.02
December 31, 2025	2.03

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

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue
Revenue from loan facilitation services	3,489,184	63.8	4,011,776	69.2	5,112,466	731,073	82.2
Revenue from the releasing of guarantee liabilities	1,393,081	25.5	1,357,705	23.4	652,467	93,302	10.5
Other revenue	584,608	10.7	431,551	7.4	457,257	65,387	7.3
Total	5,466,873	100.0	5,801,032	100.0	6,222,190	889,762	100.0

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

Revenue from the releasing of guarantee liabilities

We and the VIE Group started to provide primary guarantee since the fourth quarter of 2022. We recognized the stand-ready guarantee liabilities on a gross basis and amortize the entire amount into “revenue from releasing of guarantee liabilities” over the term of the guarantee. See “—E. Critical Accounting Estimates—Guarantee liabilities” for more details.

Other Revenue

Other revenues primarily include service fees charged to the third-party financial service providers for the referral service of borrowers and investors, and interest income generated from loan services to individuals overseas.

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

The following table sets forth the breakdown of our and the VIE Group’s other revenue, both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other revenue
Referral services	477,722	8.7	388,081	6.7	452,207	64,665	7.3
Others	106,886	2.0	43,470	0.7	5,050	722	0.0
Total other revenue	584,608	10.7	431,551	7.4	457,257	65,387	7.3

Operating Costs and Expenses

Our and the VIE Group’s operating costs and expenses primarily consist of facilitation and servicing expenses, sales and marketing expenses, general and administrative expenses, research and development expenses, and allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others. We and the VIE Group expect our and the VIE Group’s operating expenses to be in line with our and the VIE Group’s business development. The following table sets forth our and the VIE Group’s operating costs and expenses both in absolute amount and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses
Facilitation and servicing	2,011,553	36.8	2,033,511	35.1	1,235,767	176,712	19.9
Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets, and others	72,764	1.3	12,204	0.2	31,520	4,507	0.5
Sales and marketing	1,538,913	28.1	1,913,868	33.0	2,427,979	347,196	39.0
General and administrative	214,856	3.9	220,993	3.8	302,470	43,253	4.9
Research and development	296,317	5.4	372,441	6.4	427,125	61,078	6.9
Total operating cost and expenses	4,134,403	75.5	4,553,017	78.5	4,424,861	632,746	71.2

The following table sets forth our and the VIE Group’s operating cost and expenses paid to related parties both in absolute amounts and as a percentage of our and the VIE Group’s total net revenue for the periods presented:

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating cost and expenses incurred with related parties:
Facilitation and servicing	115,888	2.1	74,549	1.3	7,461	1,067	0.1
General and administrative	482	0.0	—	—	—	—	—
Sales and marketing	630	0.0	—	—	—	—	—
Research and development	1,074	0.0	—	—	—	—	—
Total	118,074	2.1	74,549	1.3	7,461	1,067	0.1

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

Research and Development

Research and development expenses primarily consist of salaries and other compensation expenses for personnel engaged in research and development activities, as well as technology infrastructure expenses and server expenses.

Share-Based Compensation

The following table sets forth the effect of share-based compensation expenses on our and the VIE Group’s operating cost and expenses line items, both in an absolute amount and as a percentage of total net revenue for the periods presented.

	Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Share-based compensation
Facilitation and servicing	4,921	0.1	8,035	0.1	9,885	1,414	0.2
General and administrative	31,464	0.6	25,879	0.4	90,205	12,899	1.4
Research and development	6,823	0.1	10,557	0.2	25,689	3,673	0.4
Sales and marketing	11,145	0.2	14,651	0.3	32,159	4,599	0.5
Total share-based compensation	54,353	1.0	59,122	1.0	157,938	22,585	2.5

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

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), we and the VIE Group incorporated in the PRC are subject to statutory rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. An enterprise’s qualification as a “high and new technology enterprise” (“HNTE”) is reassessed by the relevant PRC governmental authorities every three years. Geerong Yunke and Jiayin Shuke was entitled for a preferential income tax rate of 15% from 2022 to 2024 and from 2025 to 2027 as they are qualified as HNTE. Jiayin Technology was entitled for a preferential income tax rate of 15% from 2025 to 2027 as it was qualified as HNTE. From 2023 to 2024, Chuangzhen Software has been qualified as an eligible software enterprise and benefited from a preferential tax rate of 12.5%. From 2022 to 2024, Guangxi Chuangzhen benefits from a preferential tax rate of 9% as it falls within the encouraged industries catalogue in western China. From 2025, it is probable that Guangxi Chuangzhen does not fall within the encouraged industries catalogue any longer but still benefits from a preferential tax rate of 15% in western China. From 2023, Hainan Yinke benefits from a preferential tax rate of 15% as it was registered in Hainan and engaged in encouraged business activities.

We and the VIE Group are subject to VAT at the rate of 6% or 3% given that they are classified as a general tax payer. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our Cayman Islands holding company or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

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

	Year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenue	5,466,873	100.0	5,801,032	100.0	6,222,190	889,761	100.0
Operating cost and expenses:
Facilitation and servicing	(2,011,553)	(36.8)	(2,033,511)	(35.1)	(1,235,767)	(176,712)	(19.9)
Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others	(72,764)	(1.3)	(12,204)	(0.2)	(31,520)	(4,507)	(0.5)
Sales and marketing	(1,538,913)	(28.1)	(1,913,868)	(33.0)	(2,427,979)	(347,196)	(39.0)
General and administrative	(214,856)	(3.9)	(220,993)	(3.8)	(302,470)	(43,253)	(4.9)
Research and development	(296,317)	(5.4)	(372,441)	(6.4)	(427,125)	(61,078)	(6.9)
Total operating cost and expenses	(4,134,403)	(75.5)	(4,553,017)	(78.5)	(4,424,861)	(632,746)	(71.2)
Income from operations	1,332,470	24.5	1,248,015	21.5	1,797,329	257,015	28.8
Gain from de-recognition of liabilities	280,231	5.1	—	—	—	—	—
Loss from disposal of subsidiaries	(2,012)	(0.0)	(14,431)	(0.2)	—	—	—
Impairment of long-term investments	(91,236)	(1.7)	(51,923)	(0.9)	—	—	—
Interest income, net	12,895	0.2	18,281	0.3	8,945	1,279	0.1
Other income, net	14,834	0.3	95,426	1.6	67,111	9,597	1.1
Income before income taxes and share of income from equity method investments	1,547,182	28.4	1,295,368	22.3	1,873,385	267,891	30.0
Income tax expense	(247,616)	(4.5)	(238,900)	(4.1)	(337,652)	(48,284)	(5.4)
Share of loss from equity method investments	(1,990)	(0.0)	—	—	—	—	—
Net income	1,297,576	23.9	1,056,468	18.2	1,535,733	219,607	24.6

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenue. Our and the VIE Group’s net revenue increased from RMB5,801.0 million in 2024 to RMB6,222.2 million (US$889.8million) in 2025.

Revenue from loan facilitation services increased from RMB4,011.8 million in 2024 to RMB5,112.5 million (US$731.1 million) in 2025, primarily attributed to the increase in the facilitation volume from RMB100.8 billion to RMB129.0 billion (US$18.4 billion).

Revenue from the releasing of guarantee liabilities decreased from RMB1,357.7 million in 2024 to RMB652.5 million (US$93.3 million) in 2025, primarily due to the decrease in average outstanding loan balances for which we and the VIE Group provided guarantee services.

Revenue from other revenue increased from RMB431.5 million in 2024 to RMB457.2 million (US$65.4 million) in 2025.

Operating costs and expenses. Our and the VIE Group’s total operating costs and expenses decreased from RMB4,553.0 million in 2024 to RMB4,424.9 million (US$632.7 million) in 2025, primarily due to decreased expenses related to financial guarantee services and partially offset by increased borrower acquisition expenses and commission expenses.

•
Facilitation and servicing expenses. Our and the VIE Group’s facilitation and servicing expenses decreased from RMB2,033.5 million in 2024 to RMB1,235.8 million (US$176.7 million) in 2025, primarily due to decrease in average outstanding loan balances for which we and the VIE Group provided guarantee services.
•
Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others. Our and the VIE Group’s allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others increased from RMB12.2 million in 2024 to RMB31.5 million (US$4.5 million) in 2025, primarily due to increased allowance for oversea contingent guarantees and other current assets.
•
Sales and marketing expenses. Our and the VIE Group’s sales and marketing expenses increased from RMB1,913.9 million in 2024 to RMB2,428.0 million (US$347.2 million) in 2025, primarily due to an increase in borrower acquisition expenses and commission expenses.
•
General and administrative expenses. Our and the VIE Group’s general and administrative expenses increased from RMB221.0 million in 2024 to RMB302.5 million (US$43.3 million) in 2025, primarily driven by an increase in share-based compensation.
•
Research and development expenses. Our and the VIE Group’s research and development expenses increased from RMB372.4 million in 2024 to RMB427.1 million (US$61.1 million) in 2025, primarily due to an increase in professional service fees and employee-related costs.

Interest income, net. We and the VIE Group recognized interest income of RMB18.3 million in 2024 and RMB8.9 million (US$1.3 million) in 2025, respectively

Other income, net. Our and the VIE Group’s other income decreased from RMB95.4 million in 2024 to RMB67.1 million (US$9.6 million) in 2025.

Income before income taxes and share of loss from equity method investments. As a result of foregoing, we and the VIE Group recognized income before income taxes and share of loss from equity method investments of RMB1,295.4 million and RMB1,873.4 million (US$267.9 million) in 2024 and 2025, respectively.

Income tax expense. We and the VIE Group recognized tax expenses of RMB238.9 million in 2024 and RMB337.7 million (US$48.3 million) in 2025.

Net income. As a result of foregoing, we and the VIE Group recorded net income of RMB1,056.5 million and RMB1,535.7 million (US$219.6 million) in 2024 and 2025, respectively.

Recent Accounting Pronouncements

See note 2(ad) to the consolidated financial statements for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

As of the date of this annual report, inflation in China has not materially impacted our and the VIE Group’s results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2023, 2024 and 2025 were decrease of 0.3%, decrease of 0.1% and 0%, respectively. Although we and the VIE Group have not been materially affected by inflation in the past, we and the VIE Group can provide no assurance that we and the VIE Group will not be affected by higher rates of inflation in China in the future.

B.
Liquidity and Capital Resource

Our and the VIE Group’s primary source of liquidity has been cash provided by operating activities, and funds provided by our and the VIE Group’s shareholders, including through capital contributions and loans from related parties, which has historically been sufficient to meet our and the VIE Group’s working capital and substantially all of our and the VIE Group’s capital expenditure requirements. As of December 31, 2023, 2024 and 2025, we and the VIE Group had RMB370.2 million, RMB540.5 million and RMB61.8 million (US$8.8 million), respectively, in cash and cash equivalents.

In May 2019, we completed our initial public offering in which we issued and sold an aggregate of 4,025,000 ADSs, representing 16,100,000 class A ordinary shares, resulting in net proceeds to us of approximately US$35.0 million.

On November 6, 2025, Shanghai Jirongzhicheng entered into a loan facility agreement with certain financial institutions (the “Lenders”), pursuant to which the Lenders agreed to provide a loan facility (the “Loan Facility”) of up to RMB600 million (US$85.8 million). The Loan Facility has an interest rate per annum equal to over-five-year loan prime rate, which was fixed at 3.5%, and will mature on November 11, 2032. To secure the Loan Facility, Jirongzhicheng has agreed to mortgage certain commercial property it owns to the Lenders, and its parent, Geerong Yunke, has agreed to pledge its 100% equity interest in Jirongzhicheng to the Lenders. In addition, Geerong Yunke and Jiayin Technology have agreed to provide guarantees for the Loan Facility in favor of the Lenders. As of December 31, 2025, we had drawn down an aggregate amount of RMB600.0 million (US$85.8 million) from the Loan Facility, among which RMB84.0 million (US$12.0 million) will be due in 2026.

For additional information in relation to the repayment obligations, see “Notes to Consolidated Financial Statements—Note 14. bank borrowings” of our audited consolidated financial statements included elsewhere in this annual report.

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

The following table sets forth a summary of our and the VIE Group’s cash flows for the period presented:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash provided by operating activities	389,588	1,425,488	1,257,354	179,799
Net cash used in investing activities	(105,850)	(783,520)	(1,946,206)	(278,303)
Net cash (used in) provided by financing activities	(193,481)	(332,687)	487,172	69,664
Cash, cash equivalents and restricted cash at beginning of the year	293,041	372,628	677,855	96,932
Cash, cash equivalents and restricted cash at end of the year	372,628	677,855	475,438	67,987

Operating Activities

Net cash provided by operating activities was RMB1,257.4 million (US$179.8 million) in 2025, primarily due to net income of RMB1,535.7 million (US$219.6 million), mainly adjusted for share-based compensation of RMB157.9 million (US$22.6 million), depreciation and amortization of RMB70.9 million (US$10.1 million), allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others of RMB31.5 million (US$4.5 million), non-cash lease expenses of RMB25.7 million(US$3.7 million) and changes in working capital. Changes in working capital were primarily due to (i) an increase in accounts receivable and contract assets of RMB748.6 million (US$107.1 million) in connection with uncollected service fees, which was in line with the increasing facilitation volume, (ii) an increase in prepaid expenses and other current assets of RMB566.6 million (US$81.0 million), and (iii) an increase in financial assets receivable of RMB327.6 million (US$46.8 million) due to the increase in average outstanding loan balances for which we and the VIE Group provided guarantee services, partially offset by (i) an increase in contingent guarantee liabilities of RMB384.0 million (US$54.9 million) as a result of higher outstanding loan balances subject to the guarantee services, (ii) an increase in tax payables of RMB367.5 million (US$52.6 million), and (iii) an increase in deferred guarantee income of RMB229.4 million (US$32.8 million).

Net cash provided by operating activities was RMB1,425.5 million in 2024, primarily due to net income of RMB1,056.5 million, mainly adjusted for gain on recovery of Long-term investment of RMB69.0 million, share-based compensation of RMB59.1 million, impairment of long-term investments of RMB51.9 million, non-cash lease expenses of RMB23.6 million, depreciation and amortization of RMB17.9 million, allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others of RMB12.2 million, and changes in working capital. Changes in working capital were primarily due to (i) an increase in accounts receivable and contract assets of RMB886.5 million in connection with uncollected service fees, which was in line with the increasing facilitation volume, (ii) a decrease in deferred guarantee income of RMB657.4 million due to the decrease in average outstanding loan balances for which we and the VIE Group provided guarantee services, and (iii) a decrease in contingent guarantee liabilities of RMB728.2 million, as a result of lower outstanding loan balances subject to the guarantee services, partially offset by (i) a decrease in prepaid expenses and other current assets of RMB1,494.5 million due to the back-to-back guarantee arrangements, (ii) a decrease in financial assets receivable of RMB701.7 million, (iii) an increase in accrued expenses and other liabilities of RMB190.6 million, and (iv) an increase in tax payable of RMB124.8 million.

Net cash provided by operating activities was RMB389.6 million in 2023, primarily due to net income of RMB1,297.6 million, mainly adjusted for gain from de-recognition of liabilities of RMB280.2 million, impairment of long-term investments of RMB91.2 million, allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others of RMB72.8 million, share-based compensation of RMB54.4 million, non-cash lease expenses of RMB21.0 million, depreciation and amortization of RMB9.5 million, and changes in working capital. Changes in working capital were primarily due to (i) an increase in accounts receivable and contract assets of RMB497.5 million in connection with uncollected service fees, which was in line with the increasing facilitation volume, (ii) an increase in prepaid expenses and other current assets of RMB1,890.4 million due to the back-to-back guarantee arrangements, and (iii) an increase in financial assets receivable of RMB917.8 million, partially offset by (i) an increase in deferred guarantee income of RMB821.6 million, (ii) an increase in contingent guarantee liabilities of RMB933.9 million as we and the VIE group began to provide primary guarantee to certain loans facilitated since late 2022, (iii) an increase in accrued expenses and other liabilities of RMB445.0 million, and (iv) an increase in tax payable of RMB219.3 million.

Investing Activities

Net cash used in investing activities was RMB1,946.2 million (US$278.3 million) in 2025, primarily due to investing cash outflow to a third-party company of RMB864.4 million (US$123.6 million), purchase of property, equipment and software of RMB635.1 million (US$90.8 million), loans to related parties of RMB550.0 million (US$78.6 million), and acquisition of long-term investments of RMB238.4 million (US$34.1 million), partially offset by loan repayments from related parties of RMB250.0 million (US$35.8 million) and proceeds from recovery of long-term investments of RMB71.3 million (US$10.2 million).

Net cash used in investing activities was RMB783.5 million in 2024, primarily due to purchase of property, equipment and software of RMB739.1 million, loans to related parties of RMB120.0 million, acquisition of long-term investments of RMB97.6 million, and net investment and collection in other investing activities of RMB23.3 million, partially offset by loan repayments from related parties of RMB130.1 million and proceeds from recovery of long-term investments of RMB69.0 million.

Net cash used in investing activities was RMB105.9 million in 2023, primarily due to acquisition of long-term investments of RMB77.5 million, disposal of subsidiaries, net of cash disposed of RMB68.7 million, partially offset by net collection other investing activities of RMB53.8 million, and loan repayments from related parties of RMB31.2 million.

Financing Activities

Net cash provided by financing activities was RMB487.2 million (US$69.7 million) in 2025, primarily due to loans from related parties of RMB756.5 million (US$108.2 million) and loans from banks of RMB669.6 million (US$95.8 million), partially offset by repayment of loans from related parties of RMB720.0 million (US$103.0), Repurchase of ordinary shares of RMB110.7 million (US$ 15.8 million) and dividend distributed to shareholders of RMB108.2 million (US$ 15.5 million).

Net cash used in financing activities was RMB332.7 million in 2024, primarily due to dividend distributed to shareholders of RMB301.2 million and repurchase of ordinary shares of RMB53.3 million, partially offset by loans from related parties of RMB27.3 million.

Net cash used in financing activities was RMB193.5 million in 2023, primarily due to dividend distributed to shareholders of RMB156.7 million and repurchase of ordinary shares of RMB38.1 million.

Material Cash Requirements

Our and the VIE Group’s material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our and the VIE Group’s payment of employee’s payroll and welfare expenses, taxes and other various selling, general and administrative expenses to support our daily business operations and capital expenditures. These requirements also include our and the VIE Group’s obligations for the repayment of outstanding bank borrowings. See note 14 to the consolidated financial statements for details on contractual maturities of our and VIE Group’s bank borrowings as of December 31, 2025.

Other than those discussed above, we and the VIE Group did not have any significant capital and other commitments, long-term obligations as of December 31, 2025.

Capital Expenditures

We and the VIE Group made capital expenditures of RMB31.5 million, RMB739.1 million and RMB635.1 million (US$90.8 million) in 2023, 2024 and 2025, respectively. In 2025, our and the VIE Group’s capital expenditures were mainly used for purchase of certain commercial property, equipment, including servers, computers and other office equipment, and office renovation. We and the VIE Group will continue to make capital expenditures to meet the expected growth of our and the VIE Group’s business.

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

C.
Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Allowance for credit losses

We recognize an allowance for our financial assets, mainly accounts receivable and contract assets and financial assets receivable and prepaid expenses and other current assets based on estimate of the expected credit losses over the contractual term of these financial assets.

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

For the year ended December 31, 2025, allowance for accounts receivable and contract assets is RMB2.6 million (US$0.4 million), reversal of allowance for financial assets receivable is RMB1.4 million (US$0.2 million), and allowance for prepaid expenses and other current assets is RMB10.1 million (US$1.4 million). If change in various factors constituting the estimate of loss rate result in 10 percentage point increase/decrease in the overall estimate loss rate, it would result in an increase/decrease of RMB2.4 million (US$0.4 million), RMB38.5 thousand (US$5.5 thousand) and RMB1.1 million (US$0.2 million) for allowance for accounts receivable and contract assets, financial assets receivable and prepaid expenses and other current assets, respectively.

Guarantee liabilities

We provide guarantee services directly or cooperating with third-party financing guarantee companies for certain loans we facilitated. We recognize a stand-ready guarantee liability at fair value at inception of guarantee, which is released into guarantee revenue over the term of the guarantee. We also separately record a contingent guarantee liability based on estimate of future payout by us upon borrowers’ default, which is ultimately determined by the estimated default rate of underlying loans subject to guarantee. We estimate the borrower’s default rate based on historical default rate of underlying loans subject to guarantee on a pool basis according to the historical delinquency data by vintage and adjusted by our current risk and business strategies which we believe it could have potential impacts into the future periods, if any. The contingent guarantee is revalued at each period end to reflect updated estimation for future pay-out. There are significant judgments and estimations by management in determining the estimated default rate with the underlying assumptions, which led to judgment and subjectivity. As of December 31, 2025, outstanding balance for deferred guarantee income and contingent guarantee liabilities is RMB458.9 million (US$65.6 million) and RMB589.8 million (US$84.3 million), respectively. If change in various factors constituting the estimate of default rate result in 10 percentage point increase/decrease in the overall estimate default rate, it would result in an increase/decrease of RMB59.0 million (US$8.4 million) for contingent guarantee liability.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dinggui Yan	57	Founder, director and chief executive officer
Zhe Wang	43	Group head of technology and product
Chunlin Fan	50	Chief financial officer
Yifang Xu	48	Director and chief risk officer
Libin Wang	39	Director and vice president of finance
Yuhchang Hwang	71	Independent Director
Meng Rui	58	Independent Director

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

Mr. Zhe Wang has served as our Group Head of Technology and Product since April 2025. He has over 15 years of experience in technology leadership across the internet and financial technology sectors. Prior to joining the Company, Mr. Wang held several senior leadership roles at Ant Group from 2015 to 2025, overseeing key technology functions within the consumer finance business, including data technology, risk control systems, and core system architecture. From 2011 to 2014, he served as a technical expert at Alibaba Group. Mr. Wang received his bachelor’s degree in computer science and technology from Zhejiang University of Science and Technology in 2006.

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

B.
Compensation

In 2025, we paid an aggregate of RMB24.0 million (US$3.4 million) in cash and benefits to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries, the consolidated VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

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

2019 Share Incentive Plan

In February 2019, we adopted our 2019 Share Incentive Plan, which permits the grant of options to purchase our ordinary shares. The 2019 Share Incentive Plan was adopted to replace our 2016 Share Incentive Plan. All outstanding options granted under the 2016 Share Incentive Plan have been canceled or replaced with options granted under the 2019 Share Incentive Plan. The maximum number of ordinary shares may be subject to equity awards pursuant to the 2019 Share Incentive Plan is 54,000,000 initially. In connection with the adoption of 2019 Plan, we cancelled 2,377,000 and 1,169,000 share options granted in September 2016 and October 2018, respectively. On April 28, 2025, our board of directors increased the aggregate number of Class A Ordinary Shares reserved for issuance pursuant to awards granted under the 2019 Share Incentive Plan by 24,000,000 additional Class A Ordinary Shares. As of December 31, 2025, we had granted options to purchase an aggregate 73,938,000 Class A ordinary shares (excluding options that were forfeited, cancelled, or exercised after the relevant grant date) and RSUs to receive an aggregate of 29,800,000 Class A ordinary shares (excluding RSUs that were forfeited, cancelled, or vested after the relevant grant date), pursuant to the 2019 Share Incentive Plan.

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

Name	Position	Ordinary Shares Underlying RSUs Legally Grant	Legally Grant Date
Yifang Xu	Director and chief risk officer	5,600,000	September 5, 2022
		8,000,000	May 1, 2025
Libin Wang	Director and vice president of finance	3,360,000	October 25, 2022
Chunlin Fan	Chief financial officer	2,400,000	April 19, 2023
Zhe Wang	Group head of technology and product	*	September 29, 2025

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

D.
Employees

We and the VIE Group had 925, 1,028 and 1,155 employees as of December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, 1,127 of our and the VIE Group’s employees were located in Shanghai, 18 in Beijing, 8 in certain other city in China, and 2 in Singapore. The following table sets forth the breakdown of our and the VIE Group’s employees as of December 31, 2025 by function:

Functions	Number of Employees
Facilitation and servicing department	165
General and administrative department	183
Sales and marketing department	397
Research and development department	410
Total	1,155

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

E.
Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

•
each of our directors and executive officers;
•
each person known to us to beneficially own more than 5% of our ordinary shares.

Our total number of ordinary shares outstanding as of March 31, 2026 was 209,318,184, which includes 78,000,000 ordinary shares held by Dream Glory. L.P. as an entrusted shareholder of shares issued in view of our 2019 Share Incentive Plan, of which 22,454,240 are shares underlying the options and 42,480,000 are underlying the RSUs entitled under our 2019 Share Incentive Plan and the remaining 13,065,760 are reserved for future issuance. Dream Glory L.P. will not vote such ordinary shares it held at general meetings of our company.

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

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 209,318,184 ordinary shares (being the sum of 101,318,184 Class A ordinary shares (excluding the 6,781,816 Class A ordinary shares in the form of ADSs the issuer repurchased under its share repurchase program and held as treasury shares) and 108,000,000 Class B ordinary shares) of the issuer as of March 31, 2026.

	Ordinary Shares Beneficially Owned as of March 31, 2026
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary share on an as-converted basis	Percentage of aggregate voting power**
Directors and Executive Officers:
Dinggui Yan(1)	1,360,000	108,000,000	52.2	91.5
Yifang Xu(2)	5,454,776	—	2.6	—
Libin Wang	*	—	*	—
Chunlin Fan	*	—	*	—
Zhe Wang	—	—	—	—
Yuhchang Hwang	—	—	—	—
Meng Rui	—	—	—	—
Directors and Executive Officers as a Group	8,776,928	108,000,000	55.8	91.5
Principal Shareholders:
New Dream Capital Holdings Limited(1)	1,360,000	108,000,000	52.2	91.5
Sunshinewoods Holdings Limited(3)	23,446,492	—	11.2	2.0
Dream Glory L.P.(4)	17,380,004	—	8.3	—

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
(2)
Represents the Class A ordinary shares held directly by Ms. Yifang Xu, including 5,454,776 Class A ordinary shares which were vested from RSUs. With respect to such 5,454,776 Class A ordinary shares, Ms. Yifang Xu has given an irrevocable proxy to vote such ordinary shares to the plan administrator of our 2019 Share Incentive Plan, and as a result, such ordinary shares are excluded from the voting power of Ms. Yifang Xu. The business address of Ms. Yifang Xu is 18th Floor, Building No. 1, Youyou Century Plaza, 428 South Yanggao Road, Pudong New Area, Shanghai 200122, People’s Republic of China.
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
(4)
Represents 17,380,004 ordinary shares held by Dream Glory L.P., a limited partnership established in the British Virgin Islands, which in accordance with the shareholding entrustment agreement entered into between Dream Glory L.P. and us, does not have any voting or investment power. Dream Glory L.P. is established to hold shares underlying potential awards granted pursuant to our share incentive plan. The general partner of Dream Glory L.P. is New Dream, which is controlled by Mr. Dinggui Yan. The registered address of Dream Glory L.P. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

As of March 31, 2026, a total of 15,184,545 ADSs, representing 60,738,180 Class A ordinary shares, were held by holders of record in the United States, representing approximately 29.0% of our total outstanding shares. None of our outstanding Class B ordinary shares were held by holders of record in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.
Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.
Related Party Transactions

Transactions with Jiayin Zhuoyue

We and the VIE group engaged Shanghai Jiayin Zhuoyue Corporate Management Co., Ltd. (“Jiayin Zhuoyue”, formerly known as “Shanghai Jiayin Zhuoyue Wealth Management Co., Ltd.”) to refer online investors to us. We and the VIE group paid Jiayin Zhuoyue referral service fees. Jiayin Zhuoyue is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

We and the VIE group incurred RMB115.5 million, RMB74.5 million and RMB7.5 million (US$1.1 million) of referral service fees to Jiayin Zhuoyue in 2023, 2024 and 2025, respectively.

Amounts due to Jiayin Zhuoyue was RMB11.3 million, RMB27.0 million and RMB6.9 million (US$1.0 million) as of December 31, 2023, 2024, and 2025, respectively.

Transactions with Shanghai Jiayin

Shanghai Jiayin is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer.

In 2024, we and the VIE group provided interest free loans to Shanghai Jiayin with a total amount of RMB120.0 million. As of December 31, 2024, the loan has been collected. In 2025, we and the VIE group provided interest free loans to Shanghai Jiayin with a total amount of RMB250.0 million(US$35.7 million) which has been collected by 2025, and interest bearing loans to Shanghai Jiayin with a total amount of RMB300.0 million(US$42.9 million), fixed annual interest rate of 3% and due in 6 months.

Amounts due from Jiayin Zhuoyue were RMB0.5 million, nil and RMB301.2 million (US$43.1 million) as of December 31, 2023, 2024, and 2025, respectively.

We and the VIE group rented certain space for annual rental and related fees were of RMB2.5 million, nil and nil in 2023, 2024 and 2025, respectively.

In 2025, we and the VIE group borrowed interest free loans from Shanghai Jiayin for our daily operation with principal of RMB720.0 million(US$ 103.0 million), which has been fully repaid by 2025.

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

For the years ended December 31, 2023, 2024 and 2025, we recognized we and the VIE Group’s proportionate share of the equity investee’s net loss into earnings in the amount of RMB2.0 million, nil and nil, respectively. In 2023, the VIE group provided non-interest bearing loans to Keen Best with a total amount of RMB13.9 million. Keen Best is one of our affiliate enterprises. The loan has been fully repaid as of December 31, 2023.

As of December 31, 2023, we were no longer able to exert significant influence over Keen Best. Considering the business forecast of the investee, we fully impaired this investment in 2023.

In 2024, we received RMB69.0 million for our equity investments in Keen Best and recorded in Other income, net in the consolidated statements of operations.

Transactions with Sunshinewoods

In 2024, we and the VIE group borrowed interest bearing loans from Sunshinewoods for our daily operation with principal of RMB27.5 million and fixed interest rate of 8%, with term of 360 days, among which RMB5.8 million has been repaid in 2024, and the remaining loans have been extended for one year with the same interest rate in 2025.

In 2025, we and the VIE group borrowed interest bearing loans from Sunshinewoods for our daily operation with principal of RMB14.7 million(US$2.1 million) for one year with fixed interest rate of 8%.

Amounts due to Sunshinewoods related to loans payable was nil, RMB22.2 million and RMB38.0 million (US$5.4 million) as of December 31, 2023, 2024, and 2025, respectively.

Transactions with New Dream

In 2025, we and the VIE group borrowed interest bearing loans from New Dream for our daily operation with principal of RMB21.8 million(US$3.1 million) for one year with fixed interest rate of 8%.

Amounts due to New Dream related to loans payable was nil, nil and RMB22.6 million (US$3.2 million) as of December 31, 2023, 2024, and 2025, respectively.

Dividends Paid to Dream Glory L.P., New Dream and Sunshinewoods

In August 2024, the Board of Directors of the Company approved a dividend of US$ 0.125 per ordinary share, which was paid in September 2024 to shareholders of record as of the close of business on August 27, 2024. In May 2025, the Board of Directors of the Company approved a dividend of US$ 0.20 per ordinary share, which was paid in July 2025 to shareholder of record as of the close of business on July 14, 2025.

Amounts due to Dream Glory L.P. related to unpaid dividend were RMB23.9 and RMB47.2 million (US$6.7 million) as of December 31 2024 and 2025, respectively. Amounts due to New Dream related to unpaid dividend were RMB16.9 million and RMB142.6 million (US$20.4 million) as of December 31 2024 and 2025, respectively. Amounts due to Sunshinewoods related to unpaid dividend was nil and RMB30.5 million (US$4.4 million) as of December 31 2024 and 2025, respectively.

Transactions with Jiayin Technology Service (Shanghai) Co., Ltd.(“Jiayin Technology Service”)

In 2024, we provided loan facilitation services to Jiayin Technology Service, who funded loans through a trust as the sole beneficiary. Jiayin Technology Service is controlled by Mr. Dinggui Yan, our founder, director and chief executive officer. We and the VIE group incurred nil, RMB31.0 million and nil of loan facilitation services fee in 2023, 2024 and 2025, respectively. Amounts due from Jiayin Technology Service was nil, RMB4.4 million and nil as of December 31, 2023, 2024, and 2025, respectively.

In 2025, we and the VIE group rented office space for rental to Jiayin Technology Service and related fees was of RMB0.5 million (US$0.1 million) in 2025.

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

On March 28, 2023, our Board approved and adopted a dividend policy, under which the Company may choose to declare and distribute cash dividend twice each fiscal year, starting from 2023, at an aggregate amount of no less than 15% of the net income after tax of the Company in the previous fiscal year on a consolidated basis. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of the Board based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as the Board may deem relevant. On July 10, 2023, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS. ("July 2023 Dividend") The aggregate amount of cash distributed for the July 2023 Dividend was approximately US$21.5 million. On January 8, 2024, our board of directors approved the payment of a cash dividend of US$0.10 per ordinary share, or US$0.40 per ADS. ("January 2024 Dividend"). The aggregate amount of cash distributed for the January 2024 Dividend was US$21.2 million. On August 16, 2024, our board of directors approved the payment of a cash dividend of US$0.125 per ordinary share, or US$0.50 per ADS ("August 2024 Dividend"). The aggregate amount of cash distributed for the August 2024 Dividend was US$26.6 million. On November 19, 2024, our board of directors approved and adopted an amended dividend policy (the “Amended Dividend Policy”) to replace the prior dividend policy in its entirety, with immediate effect. Under the Amended Dividend Policy, we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of no less than 15% of our net income after tax in the previous fiscal year. On March 27, 2025, in order to provide investors with higher returns, our board of directors approved and adopted a further adjustment to the Amended Dividend Policy to increase the annual dividend amount such that we may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of around 30% of our net income after tax in the previous fiscal year. The determination to make dividend distributions in any particular fiscal year will be made at the discretion of our board of directors based upon factors such as our results of operations, cash flow, general financial condition, capital requirements, contractual restrictions and other factors as our board of directors may deem relevant. On May 20, 2025, our board of directors approved the payment of a cash dividend of US$0.20 per ordinary share, or US$0.80 per ADS. ("May 2025 Dividend") The aggregate amount of cash distributed for the May 2025 Dividend was approximately US$41.1 million.

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

D.
Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.
Taxation

The following summary of the Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel. To the extent that the discussion relates to matters of the PRC tax law, it represents the opinion of King & Wood, our PRC legal counsel.

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

Pursuant to the Arrangement between the Chinese Mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%. Pursuant to SAT Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends.

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

Passive Foreign Investment Company

General

Based on the market price of our ADSs, the value of our assets and the nature and composition of our income and assets, we do not believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2024 and December 31, 2025. However, we believe that we were a PFIC for our taxable year ending December 31, 2023.

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

U.S. Holders During 2023

The following discussion summarizes the consequences for U.S. Holders of our ADSs and Class A ordinary shares during any taxable year during which we are/were treated as a PFIC (as we believe we were for our taxable year ending December 31, 2023). U.S. Holders of our ADSs and Class A ordinary shares during our taxable year ending December 31, 2023 (or any other taxable year during which we are a PFIC) are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules and the availability and consequences of the elections discussed below.

Deemed Sale Election. As we believe that we were treated as a PFIC for our taxable year ending December 31, 2023, if you held our ADSs or Class A ordinary shares during our taxable year ended December 31, 2023, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our ADSs or Class A ordinary shares, unless we were to cease to be a PFIC (as we believe we have for our taxable year ending December 31, 2024 and December 31, 2025) and you make a “deemed sale” election with respect to such ADSs or Class A ordinary shares. If such election is made, you will be deemed to have sold such ADSs or Class A ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, such ADSs or Class A ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from a sale or other taxable disposition of our ADSs or Class A ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if such an election becomes available to you.

Mark-to-Market Election. As we believe that we were a PFIC for our taxable year ending December 31, 2023, if you held our ADSs or Class A ordinary shares during our taxable year ending December 31, 2023 (or any other taxable year during which we are a PFIC), if no “deemed sale” election (as discussed above) has been made, unless you make a “mark-to-market” election (as discussed below), you generally will be subject to special and adverse tax rules with respect to any “excess distribution” that you receive from us and any gain that you recognize from a sale or other disposition, including a pledge, of our ADSs or Class A ordinary shares. For this purpose, distributions that you receive in a taxable year that are greater than 125% of the average annual distributions that you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as an excess distribution. Under these rules:

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

As we believe that we were a PFIC for our taxable year ending December 31, 2023, if you held our ADSs or Class A ordinary shares during our taxable year ending December 31, 2023 (or any other taxable year during which we are a PFIC), if any of our non-United States subsidiaries that are corporations (or other corporations in which we directly or indirectly own equity interests) is also a PFIC for such taxable year, you would be treated as owning a proportionate amount (by value) of the shares of each such non-United States corporation classified as a PFIC (each such corporation, a lower tier PFIC) for purposes of the application of these rules. You should consult your tax advisors regarding the application of the PFIC rules to any of our lower tier PFICs.

As we believe that we were a PFIC for our taxable year ending December 31, 2023, if you held our ADSs or Class A ordinary shares during our taxable year ending December 31, 2023 (or any other taxable year during which we are a PFIC), in lieu of being subject to the tax and interest-charge rules discussed above, you may make an election to include gain on our ADSs or Class A ordinary shares as ordinary income under a mark-to-market method, provided that such ADSs or Class A ordinary shares constitute “marketable stock.” Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our ADSs, but not our ordinary shares, are listed on the Nasdaq, which is a qualified exchange for these purposes. Consequently, as long as our ADSs remain listed on the Nasdaq and are regularly traded, and you are a United States Holder of such ADSs, we expect that the mark-to-market election would be available to you for each taxable year for which we are a PFIC, but no assurances are given in this regard.

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

U.S. Holders Acquiring ADSs or Class A Ordinary Shares After 2023

The following discussion summarizes the consequences for U.S. Holders of our ADSs and Class A ordinary shares that acquire their ADSs or Class A ordinary shares in taxable years ending after December 31 2023. As discussed above, we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ending December 31, 2024 and December 31, 2025. As further discussed above, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income that we earn. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will agree with any determination we make. Accordingly, there can be no assurance that we will not be treated as a PFIC in 2024, 2025 or any subsequent taxable year or that the IRS will not take a contrary position to any determination we make. If we are treated as a PFIC in 2024, 2025, or in any subsequent taxable year, the treatment of U.S. Holders of our ADSs and Class A ordinary shares during such taxable years is generally described above under “—Passive Foreign Investment Company—U.S. Holders During 2023.” U.S. Holders of our ADSs and Class A ordinary shares during our taxable years ending December 31, 2024 and/or December 31, 2025 (or any subsequent taxable year) are strongly encouraged to consult their tax advisor regarding the application of the PFIC rules and the availability and consequences of the elections discussed above in any taxable year in which we are treated as a PFIC.

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

Dividends received by a non-corporate United States Holder may qualify for the lower rates of tax applicable to “qualified dividend income,” if the dividends are paid by a “qualified foreign corporation” and other conditions discussed below are met. A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if such non-United States corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a passive foreign investment company in the taxable year in which the dividend is paid or the preceding taxable year. As discussed above under “––Passive Foreign Investment Company––General,” we do not believe that we were a PFIC for United States federal income tax purposes for our taxable year ending December 31, 2024 and December 31, 2025. However, we believe that we were a PFIC for our taxable year ending December 31, 2023.

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

Subject to certain conditions and limitations (including a minimum holding period requirement), any PRC withholding taxes imposed on dividends paid to you with respect to our ADSs or Class A ordinary shares (at a rate not exceeding the applicable rate provided in the United States–PRC income tax treaty in the case of a United States Holder that is eligible for the benefits of such treaty) generally will be treated as foreign taxes eligible for deduction or credit against your United States federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. For purposes of calculating the foreign tax credit limitation, dividends paid to you with respect to our ADSs or Class A ordinary shares will be treated as income from sources outside the United States and generally will constitute passive category income. However, Treasury regulations (the “Foreign Tax Credit

Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. A notice from the Internal Revenue Service indicates that the Internal Revenue Service is considering proposing amendments to the Foreign Tax Credit Regulations and also allows taxpayers to defer the application of many aspects of the Foreign Tax Credit Regulations until further notice.

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

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. From August 11, 2015 until the end of 2016, the Renminbi depreciated against the U.S. dollar by approximately 10%. During 2020, the Renminbi appreciated approximately by 6% against the U.S. dollar. During 2021, the Renminbi appreciated approximately by 2% against the U.S. dollar. During 2022, the Renminbi depreciated approximately by 8% against the U.S. dollar. In later 2023, the Renminbi appreciated approximately by 3% against the U.S. dollar and gradually depreciated approximately 2% against the U.S. dollar in early 2024. During 2024, the Renminbi depreciated against the U.S. dollar by approximately 3%. The Renminbi continued to depreciate in the first half of 2025 amid trade-related uncertainties and a widening interest rate differential, before recovering meaningfully in the second half of 2025, ending the year at approximately the same level as the beginning of 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the exchange Act), under the supervision and with the participation of our chairman of the board of directors, chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2025.

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

	2024	2025
	(US$’000)	(US$’000)
Audit Fee	1,763	1,589
Auditor-related Fee (1)	50	21
Predecessor auditor	125	—

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 13, 2022, our board of directors authorized a share repurchase plan under which we may repurchase our ordinary shares with an aggregate value of US$10 million during the 12-month period beginning on June 13, 2022. The share repurchase plan was publicly announced on June 16, 2022. Starting from June 2023, our board of directors approved an extension of the share repurchase plan for a period of 12 months once each year, with the latest extension approved on June 4, 2025. Pursuant to the extended share repurchase plan, the Company may repurchase its ordinary shares through June 12, 2026 with an aggregate value not exceeding the remaining balance under the share repurchase plan. In August 2025, the Board approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan through June 12, 2026 shall not exceed US$80 million. As of March 31, 2026, we had repurchased approximately 4.8 million of our ADSs for approximately US$30.4 million under this share repurchase plan.

The following table summarizes the shares repurchase activity for the periods indicated.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased under the Plan
June 2022	225,301	US$2.1	225,301	US$29.5million
September 2022	683,738	US$2.4	683,738	US$27.9million
December 2022	589,553	US$2.3	589,553	US$26.5million
June 2023	339,948	US$6.1	339,948	US$24.4million
September 2023	400,092	US$4.8	400,092	US$22.5million
December 2023	592,422	US$5.1	592,422	US$19.4million
June 2024	508,788	US$6.5	508,788	US$16.1million
September 2024	205,362	US$5.5	205,362	US$15.0million
December 2024	287,270	US$6.5	287,270	US$13.1million
June 2025	800,000	US$17.0	800,000	US$49.6million
Total	4,632,474	US$6.6	4,632,474

There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq that listed companies must have: (i) a majority of the board be independent; (ii) an audit committee of at least three independent directors; (iii) a nominating and corporate governance committee composed entirely of independent directors; and (iv) hold an annual meeting of shareholders no later than one year after the end of our fiscal year. Also, our home country practice does not require us to hold an annual meeting of shareholders no later than one year after the end of its fiscal year and does not require us to seek shareholder approval for amending our share incentive plans. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

Governance

Under our board’s supervision, the Group Head of Technology is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The Group Head of Technology shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. Our Group Head of Technology has over 18 years of experience as a technology leader in internet and financial services sectors. He is specialized in securing and ensuring compliance of complex technology environments across well-known enterprises. In addition, at the management level, we have established a risk management committee, which consists of nine executives and is chaired by our Chief Risk Officer to oversee and manage cybersecurity related matters and formulate policies as necessary. The chairman and members of the risk management committee have rich working experience in banks and prominent internet companies, bringing valuable expertise in dealing with confidentiality-related cybersecurity issues. Our risk management committee members report to the chairman on a monthly basis regarding its assessment, identification, and management on material risks from cybersecurity threats that occur in the ordinary course of our business operations. If a cybersecurity incident occurs, our risk management committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our risk management committee will promptly report the investigation and assessment results to our Chief Risk Officer within 24 hours and our Chief Risk Officer will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our risk management committee shall promptly prepare disclosure material for review and approval by our Chief Risk Officer before it is disseminated to the public.

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

4.8

Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Yuanle Wu and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.9

Equity Pledge Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.10

Exclusive Call Option Agreement concerning Shanghai Jiayin Finance Technology Co., Ltd. among Shanghai Kunjia Technology Co., Ltd., Dinggui Yan, Guanglin Zhang, Yuanle Wu, Shanghai Jinmushuihuotu Investment Center (Limited Partnership) and Shanghai Jiayin Finance Technology Co., Ltd., dated October 15, 2018 (English Translation) (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.11

Exclusive Consultation and Service Agreement between Shanghai Jiayin Finance Technology Co., Ltd. and Shanghai Kunjia Technology Co., Ltd., dated June 29, 2018 (English Translation) (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.12

Collaboration Agreement between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Wuxingjia Finance Information Services Co., Ltd., dated December 1, 2015 (English Translation) (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

4.13

Equity Transfer Agreement concerning Shanghai Caiyin Asset Management Co., Ltd. among Shanghai Jiayin Finance Services Co., Ltd., Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd. and Shanghai Wuxingjia Finance Information Services Co., Ltd. dated September 16, 2019 (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.14

Supplementary Agreement to Collaboration Agreement dated December 1, 2015 between Shanghai Caiyin Asset Management Co., Ltd. and Shanghai Wuxingjia Finance Information Services Co., Ltd., dated September 16, 2019 (incorporated by reference to Exhibit 99.3 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on September 16, 2019)

4.15

Agreement among Shenzhen Rongxinbao Non-financial Guarantee Co., Ltd., Shanghai Wuxingjia Finance Information Services Co., Ltd. and Shanghai Jiayin Finance Services Co., Ltd. dated October 16, 2019 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on October 24, 2019)

4.16

Framework Acquisition Agreement among Shanghai Jiayin Finance Technology Co., Ltd., Shanghai Bweenet Network Technology Co., Ltd., Tang Chuanfa, Liu Ning, Wang Peiqiong, Zhao Wu and Cui Junying dated April 1, 2021 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on April 5, 2021)

4.17

Share Acquisition Framework Agreement among Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd., Shanghai Jiayin Finance Technology Co., Ltd. and Shanghai Bweenet Network Technology Co., Ltd. dated December 29, 2021 (English Translation) (incorporated by reference to Exhibit 99.2 to our Form 6-K (file no. 001-38806), filed with the Securities and Exchange Commission on January 3, 2022)

4.18

Share Acquisition Framework Agreement among Shenzhen Rongxinbao Non-Financial Guarantee Co., Ltd. And Shanghai Jiayin Finance Technology Co., Ltd. dated April 4, 2023 (English Translation) (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-38806), filed with the Securities and Exchange Commission on April 29, 2023)

4.19†

Property Transfer Agreement among Shanghai Jirongzhicheng Enterprise Development Co., Ltd., Geerong Yunke Information Technology Co., Ltd. and the seller, dated December 17, 2024 (English Translation) (incorporated by

Exhibit Number	Description of Document

reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-38806), filed with the Securities and Exchange Commission on April 28, 2025)

4.20*†	Syndicated Loan Contract Among Shanghai Jirong Zhicheng Enterprise Development Co., Ltd., the Lenders and the Agent (English Translation)

8.1*	Principal subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (file no. 333-228896), as amended, initially filed with the Securities and Exchange Commission on December 19, 2018)

11.2*	Amended and Restated Insider Trading Policy

12.1*	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of King & Wood

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, Independent Registered Public Accounting Firm

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-38806), filed with the Securities and Exchange Commission on April 29, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 28, 2026

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Jiayin Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jiayin Group Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 28, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

The Company provides guarantee service for certain loans it facilitates. The Company recognizes a stand-ready guarantee liability for its guarantee exposure at the inception, which is released into guarantee revenue over the term of the guarantee. The Company estimates the fair value of stand-ready guarantee liabilities based on expected default rate of underlying loans subject to guarantee on a pool basis according to the historical delinquency data by vintage, adjusted by specific risk characteristics for borrowers from various channels, and other pertinent information in assessing future performance of the loan portfolio.

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

- With the assistance of our internal fair value specialists, we evaluated the reasonableness of the valuation methodology and evaluated the assumptions used in the model for expected default rate.

- We evaluated observable data close to the report issue date to evaluate whether the assumptions used by management are appropriate.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 28, 2026

We have served as the Company's auditor since 2023.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Jiayin Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Jiayin Group Inc. and its subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the financial statements as of and for the year ended December 31, 2025 of the Company and our report dated April 28, 2026, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers outside the People’s Republic of China.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

April 28, 2026

JIAYIN GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise stated)

	As of December 31,
	2024	2025
	RMB	RMB	US$
			(Note 2(g))
ASSETS
Cash and cash equivalents	540,523	61,837	8,843
Restricted cash	137,332	413,601	59,144
Amounts due from related parties	4,411	301,184	43,069
Accounts receivable and contract assets, net (net of allowance for credit losses of RMB21,200 and RMB23,833 as of December 31, 2024 and 2025, respectively)	2,986,755	3,732,677	533,766
Financial assets receivable, net (net of allowance for credit losses of RMB1,250 and RMB385 as of December 31, 2024 and 2025, respectively)	293,483	601,600	86,028
Prepaid expenses and other current assets, net (net of allowance for credit losses of RMB771 and RMB10,849 as of December 31, 2024 and 2025, respectively)	370,128	1,811,772	259,080
TOTAL CURRENT ASSETS	4,332,632	6,922,671	989,930
Property and equipment, net	44,397	1,326,943	189,750
Right-of-use assets	52,759	31,195	4,461
Long-term investments, net	162,267	302,077	43,196
Deferred tax assets, net	72,405	96,534	13,804
Other non-current assets	745,433	76,545	10,945
TOTAL NON-CURRENT ASSETS	1,077,261	1,833,294	262,156
TOTAL ASSETS	5,409,893	8,755,965	1,252,086
LIABILITIES AND EQUITY
Liabilities including amounts of the consolidated VIEs without recourse to the Company (Note 2(b)):
Bank borrowings, current	—	155,043	22,171
Deferred guarantee income	229,503	458,903	65,622
Contingent guarantee liabilities	213,644	617,588	88,314
Payroll and welfare payables	144,065	210,367	30,082
Amounts due to related parties	89,947	288,100	41,198
Tax payables	687,034	1,054,527	150,795
Accrued expenses and other current liabilities	795,959	874,630	125,071
Lease liabilities, current	23,444	25,290	3,616
TOTAL CURRENT LIABILITIES	2,183,596	3,684,448	526,869
Bank borrowings, non-current	—	516,000	73,787
Deferred tax liabilities	70,450	106,912	15,288
Lease liabilities, non-current	28,233	4,297	614
Other non-current liabilities	—	12,882	1,843
TOTAL NON-CURRENT LIABILITIES	98,683	640,091	91,532
TOTAL LIABILITIES	2,282,279	4,324,539	618,401
Commitments and Contingencies (Note 16)
SHAREHOLDERS’ EQUITY
Class A ordinary shares* (US$0.000000005 par value; 2,108,100,000 shares authorized, 108,100,000 shares issued as of December 31, 2024 and December 31, 2025; 105,478,184 and 101,318,184 shares outstanding as of December 31, 2024 and December 31, 2025, respectively)	0	0	0
Class B ordinary shares* (US$0.000000005 par value; 116,000,000 shares authorized, 108,000,000 shares issued and outstanding as of December 31, 2024 and 2025)	0	0	0
Treasury stock (2,621,816 and 6,781,816 shares as of December 31, 2024 and December 31, 2025, respectively)	(28,889)	(189,685)	(27,125)
Additional paid-in capital	909,649	1,131,030	161,735
Retained earnings	2,241,414	3,480,788	497,746
Accumulated other comprehensive income	7,099	10,851	1,552
Total Jiayin Group shareholder’s equity	3,129,273	4,432,984	633,908
Non-controlling interests	(1,659)	(1,558)	(223)
TOTAL SHAREHOLDERS’ EQUITY	3,127,614	4,431,426	633,685
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,409,893	8,755,965	1,252,086

*The amount less than one thousand is rounded to zero
The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise stated)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note 2(g))
Net revenue (including revenue from related parties of nil, RMB31,034 and RMB480 for 2023, 2024 and 2025, respectively)	5,466,873	5,801,032	6,222,190	889,761
Operating costs and expenses:
Facilitation and servicing	(2,011,553)	(2,033,511)	(1,235,767)	(176,712)
Sales and marketing	(1,538,913)	(1,913,868)	(2,427,979)	(347,196)
General and administrative	(214,856)	(220,993)	(302,470)	(43,253)
Research and development	(296,317)	(372,441)	(427,125)	(61,078)
Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others	(72,764)	(12,204)	(31,520)	(4,507)
Total operating costs and expenses	(4,134,403)	(4,553,017)	(4,424,861)	(632,746)
Income from operations	1,332,470	1,248,015	1,797,329	257,015
Gain from de-recognition of liabilities	280,231	—	—	—
Loss from disposal of subsidiaries	(2,012)	(14,431)	—	—
Impairment of long-term investments	(91,236)	(51,923)	—	—
Interest income, net	12,895	18,281	8,945	1,279
Other income, net	14,834	95,426	67,111	9,597
Income before income taxes and share of loss from equity method investments	1,547,182	1,295,368	1,873,385	267,891
Income tax expense	(247,616)	(238,900)	(337,652)	(48,284)
Share of loss from equity method investments	(1,990)	—	—	—
Net income	1,297,576	1,056,468	1,535,733	219,607
Net loss attributable to non-controlling interests	(43)	(10)	(9)	(1)
Net income attributable to Jiayin Group Inc.	1,297,619	1,056,478	1,535,742	219,608
Net income per share:
- Basic	6.06	4.97	7.35	1.05
- Diluted	6.06	4.97	7.35	1.05
Weighted average shares used in calculating net income per share:
- Basic	213,996,233	212,433,169	208,900,211	208,900,211
- Diluted	213,996,233	212,433,169	208,900,211	208,900,211
Net income	1,297,576	1,056,468	1,535,733	219,607
Other comprehensive (loss) income, net of tax of nil
Fair value changes and foreign currency translation adjustments	(7,133)	(3,171)	3,862	552
Comprehensive income	1,290,443	1,053,297	1,539,595	220,159
Comprehensive (loss) income attributable to non-controlling interests	(99)	21	101	14
Total comprehensive income attributable to Jiayin Group Inc.	1,290,542	1,053,276	1,539,494	220,145

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise stated)

	Issued Class A Ordinary shares		Issued Class B Ordinary shares		Treasury stock		Additional paid-in capital	Retained earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling interests	Total shareholder's equity
	Number	RMB*	Number	RMB*	Number	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023	108,100,000	0	108,000,000	0	(2,372,596)	(9,262)	870,562	384,896	(3,112)	(1,581)	1,241,503
Net income (loss)	—	—	—	—	—	—	—	1,297,619	—	(43)	1,297,576
Dividend to shareholders	—	—	—	—	—	—	—	(156,674)	—	—	(156,674)
Repurchase of ordinary shares	—	—	—	—	(5,329,848)	(50,438)	—	—	—	—	(50,438)
Share-based compensation	—	—	—	—	—	—	54,353	—	—	—	54,353
Exercise of share options	—	—	—	—	660,950	4,301	(3,027)	—	—	—	1,274
Vest of Restricted Share Units	—	—	—	—	3,071,438	19,956	(19,956)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(7,077)	(56)	(7,133)
Balance at December 31, 2023	108,100,000	0	108,000,000	0	(3,970,056)	(35,443)	901,932	1,525,841	(10,189)	(1,680)	2,380,461
Net income (loss)	—	—	—	—	—	—	—	1,056,478	—	(10)	1,056,468
Dividend to shareholders	—	—	—	—	—	—	—	(340,905)	—		(340,905)
Repurchase of ordinary shares	—	—	—	—	(4,005,680)	(45,020)	—	—	—	—	(45,020)
Share-based compensation	—	—	—	—	—	—	59,122	—	—	—	59,122
Exercise of share options	—	—	—	—	193,920	1,731	(1,562)	—	—	—	169
Vest of Restricted Share Units	—	—	—	—	5,160,000	49,843	(49,843)	—	—	—	—
De-consolidation of subsidiaries	—	—	—	—	—	—	—	—	20,490	—	20,490
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(3,202)	31	(3,171)
Balance at December 31, 2024	108,100,000	0	108,000,000	0	(2,621,816)	(28,889)	909,649	2,241,414	7,099	(1,659)	3,127,614
Net income (loss)	—	—	—	—	—	—	—	1,535,742	—	(9)	1,535,733
Dividend to shareholders	—	—	—	—	—	—	—	(296,368)	—	—	(296,368)
Repurchase of ordinary shares	—	—	—	—	(3,200,000)	(97,353)	—	—	—	—	(97,353)
Transfer of ordinary shares from shareholders	—	—	—	—	(8,800,000)	(226,846)	226,846	—	—	—	—
Share-based compensation	—	—	—	—	—	—	157,938	—	—	—	157,938
Vest of Restricted Share Units	—	—	—	—	7,840,000	163,403	(163,403)	—	—	—	—
Fair value changes and foreign currency translation adjustments	—	—	—	—	—	—	—	—	3,752	110	3,862
Balance at December 31, 2025	108,100,000	0	108,000,000	0	(6,781,816)	(189,685)	1,131,030	3,480,788	10,851	(1,558)	4,431,426

*The amount less than one thousand is rounded to zero

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise stated)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note2(g))
Cash flows from operating activities
Net income	1,297,576	1,056,468	1,535,733	219,607
Adjustments to reconcile net income to net cash flows from operating activities:
Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others	72,764	12,204	31,520	4,507
Share-based compensation	54,353	59,122	157,938	22,585
Depreciation and amortization	9,461	17,873	70,903	10,139
Non-cash lease expenses	21,033	23,557	25,678	3,672
Gain from disposal of property, equipment and software	(191)	—	(171)	(24)
Share of loss in equity method investments	1,990	—	—	—
Impairment of long-term investments	91,236	51,923	—	—
Gain from de-recognition of liabilities	(280,231)	—	—	—
Loss from disposal of subsidiaries	2,012	14,431	—	—
Gain on recovery of long-term investment	—	(69,018)	—	—
Unrealized investment incomes	—	—	(2,128)	(304)
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(497,470)	(886,457)	(748,620)	(107,051)
Financial assets receivable	(917,775)	701,666	(327,603)	(46,847)
Prepaid expenses and other current assets	(1,890,443)	1,494,509	(566,569)	(81,018)
Amounts due from/to related parties	10,759	11,266	(12,125)	(1,734)
Deferred tax assets	(66)	(18,806)	(24,129)	(3,450)
Other non-current assets	(504)	186	(63,488)	(9,079)
Deferred guarantee income	821,644	(657,359)	229,400	32,804
Contingent guarantee liabilities	933,947	(728,172)	383,985	54,909
Payroll and welfare payables	17,695	49,625	66,302	9,481
Tax payables	219,348	124,845	367,493	52,551
Accrued expenses and other liabilities	445,045	190,564	159,439	22,798
Operating Lease	(22,595)	(22,939)	(26,204)	(3,747)
Net cash provided by operating activities	389,588	1,425,488	1,257,354	179,799
Cash flows from investing activities
Purchase of property, equipment and software	(31,542)	(739,130)	(635,080)	(90,815)
Disposal of property, equipment and software	840	2	3,430	490
Disposal of subsidiaries, net of cash disposed of RMB68,747, RMB2,683 and nil	(68,747)	(2,683)	16,851	2,410
Acquisition of long-term investments	(77,533)	(97,577)	(238,362)	(34,085)
Proceeds from recovery of long-term investments	—	69,018	71,344	10,202
Deposits to a third-party company (See Note 4)	—	—	(864,389)	(123,606)
Loans to related parties	(13,904)	(120,003)	(550,000)	(78,649)
Repayments from related parties	31,233	130,110	250,000	35,750
Other investing activities	53,803	(23,257)	—	—
Net cash used in investing activities	(105,850)	(783,520)	(1,946,206)	(278,303)
Cash flows from financing activities
Loans from related parties	—	27,335	756,471	108,174
Loans from banks	—	—	669,602	95,752
Repayment of loans from related parties	—	(5,755)	(720,014)	(102,961)
Dividend distributed to shareholders	(156,674)	(301,175)	(108,156)	(15,466)
Repurchase of ordinary shares	(38,081)	(53,261)	(110,731)	(15,835)
Proceeds from exercise of options	1,274	169	—	—
Net cash (used in) provided by financing activities	(193,481)	(332,687)	487,172	69,664
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(10,670)	(4,054)	(737)	(105)
Net change in cash, cash equivalents and restricted cash	79,587	305,227	(202,417)	(28,945)
Cash, cash equivalents and restricted cash at beginning of the year	293,041	372,628	677,855	96,932
Cash, cash equivalents and restricted cash at end of the year	372,628	677,855	475,438	67,987

JIAYIN GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(Amounts in thousands, except for share and per share data, or otherwise stated)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
				(Note2(g))
Supplemental disclosure of cash flow information:
Income taxes paid	40,895	118,679	34,159	4,885
Cash paid for interest	—	—	2,217	317
Supplemental disclosure of non-cash investing and financing activities:
Disposal consideration settled by other payable related to the disposal of Shanghai Caiyin	75,646	—	—	—
Disposal consideration settled by accounts receivable	108,190	33,307	—	—
Non-cash increase of lease liabilities in exchange for right-of-use assets	46,954	24,683	2,757	394
Disposal consideration settled by payables related to the disposal of Fujian Zhuoqun (see Note 7)	316,224	—	—	—
Payables for share repurchase (see Note 10)	21,619	13,378	—	—
Payables for dividend to shareholders (see Note 15)	—	40,793	220,374	31,513
Long-term receivable from disposal consideration related to disposal of Giasun and Quark (see Note 7)	—	18,814	4,290	613
Payables for purchase of property, equipment and software	—	—	6,032	863
Transfer of ordinary shares from shareholders	—	—	226,846	32,439
Reconciliation to amounts on consolidated balance sheets
Cash and cash equivalents	370,193	540,523	61,837	8,843
Restricted cash	2,435	137,332	413,601	59,144
Total cash, cash equivalents and restricted cash	372,628	677,855	475,438	67,987

The accompanying notes are an integral part of these consolidated financial statements.

JIAYIN GROUP INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data, or otherwise stated)

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

As of December 31, 2025 the Company’s major subsidiaries and its consolidated VIEs are as follows:

Name	Date of incorporation/ establishment or acquisition	Place of incorporation/ establishment	Percentage of direct or indirect ownership	Principal activities
Subsidiaries
Jiayin Holdings Limited	January 2018	BVI	100%	Investment Holding
Geerong (HK) Limited (formerly known as “Jiayin (HK) Limited”)	January 2018	Hong Kong	100%	Investment Holding
Jiayin Southeast Asia Holdings Limited	February 2018	BVI	100%	Investment Holding
Shanghai Kunjia Technology Co., Ltd. (“Shanghai Kunjia”)*	June 2018	Shanghai	100%	Investment Holding
Geerong Yunke Information Technology Co., Ltd.	July 2019	Shanghai	100%	Technology development and consumer finance services
Jiangxi Yunkaijianming Technology Co., Ltd. (formerly known as “Geerong Yun (Shanghai) Technology Development Co., Ltd.”)	September 2019	Jiangxi	100%	Technology development and consumer finance services
Shanghai Chuangzhen Software Co., Ltd.	April 2020	Shanghai	100%	Technology service
Shanghai Jirongzhicheng Enterprise Development Co., Ltd.	November 2024	Shanghai	100%	Commercial service
Hainan Yinke Financing Guarantee Co., Ltd.	August 2021	Hainan	100%	Guarantee service
Shanghai Jiazhen Software Co., Ltd.	January 2025	Shanghai	100%	Technology service

VIE and VIE's subsidiaries
Shanghai Jiayin Technology Co., Ltd. ("Jiayin Technology", formerly known as "Shanghai Jiayin Finance Technology Co., Ltd.")	June 2015	Shanghai	*	Technology service
Shanghai Jiajie Internet Information Services Co., Ltd. (formerly known as "Shanghai Jiajie Finance Information Services Co., Ltd.")	July 2019	Shanghai	*	Technology development and consumer finance services
Jiayin Shuke Information Technology Co., Ltd.	January 2021	Shanghai	*	Technology service
Guangxi Chuangzhen Information Technology Co., Ltd.	January 2022	Guangxi	*	Technology service

* Shanghai Kunjia is the primary beneficiary of the VIE.

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

The VIE agreements that provide the Company effective control over the VIEs include:

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

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	5,439	3,782
Accounts receivable, net	54,404	17,593
Prepaid expenses and other current assets, net	29,822	30,323
Deferred tax assets, net	18,550	12,981
Property and equipment, net	6,531	2,603
Right-of-use assets	24,643	15,132
Other non-current assets	511	—
TOTAL ASSETS	139,900	82,414
Payroll and welfare payables	64,442	64,472
Tax payables	25,935	41,600
Accrued expenses and other liabilities	184,996	119,730
Lease liabilities	23,521	14,293
TOTAL LIABILITIES	298,894	240,095

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net revenue	473,239	280,566	46,308
Operating loss	(1,140,806)	(1,274,173)	(1,161,172)
Net loss	(868,605)	(1,265,296)	(1,170,886)
Net cash used in operating activities	(1,095,655)	(1,368,916)	(1,169,567)
Net cash used in investing activities	(74,100)	(1,274)	(155)
Net cash used in financing activities	—	—	—

The VIEs contributed 9%, 5% and 1% of the Group’s consolidated revenue for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the VIEs accounted for an aggregate of 3% and 1% of the consolidated total assets, and 13% and 6% of the consolidated total liabilities, respectively.

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

The Group believes that there are no assets held in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and the PRC statutory reserves. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. See Note 17 for disclosure of restricted net assets.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
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

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include expected credit loss for financial guarantee in scope of ASC 326, allowance for credit losses on financial assets receivable, accounts receivables and contract assets, prepaid expenses and other receivables, impairment of long-term investments, valuation allowances for deferred tax assets, determination on the standalone selling price of each identified performance obligation and variable consideration for revenue recognition.

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

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable and contract assets, financial assets receivable, certain current assets included in prepaid expenses and other current assets, certain investments, which are approximate to the fair values mainly due to the short-term nature of these instruments. The bank borrowings approximate their fair values, because the bearing interest rates approximate market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed. Held to maturity investments in long-term investments approximate their fair values, because the bearing interest rates approximate market interest rate, and market interest rates have not fluctuated significantly since the commencement of loan contracts signed.

The Group does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis other than the investment in convertible debt accounted for as available-for-sale debt security, which is classified as a level 2 fair value measurement. The fair value of available-for-sale investments is measured using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for instruments with similar terms as of the measurement date, as such, it is classified within Level 2 measurement. Fair value measurement on a nonrecurring basis as of December 31, 2024 included that used in impairment of an equity investment (see Note 6) which was classified as a Level 3 fair value. There is no fair measurement on a recurring basis as December 31, 2025.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(e)
Certain risks and concentrations

Financial instrument that potentially exposes the Group to significant concentration of credit risk primarily includes cash and cash equivalents, restricted cash, accounts receivable and contract assets, financial assets receivable, and amounts due from related parties. As of December 31, 2024 and 2025, there were 99% of the Group’s cash and cash equivalents and restricted cash held in major financial institutions located in the PRC, and the rest were held in overseas major financial institutions which management considers to be of high credit quality. Accounts receivable, contract assets and financial assets receivable are typically unsecured and are derived from revenue earned from customers in the PRC. Prepaid expenses and other current assets primarily consist of (1) deposits to institutional funding partners for provision of the primary guarantee, (2) deposits to a third-party company, and (3) receivables from third party companies in relation to the back-to-back guarantee services (See Note 4). The risk with respect to accounts receivable and contract assets, and financial assets receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. For the credit risk related to prepaid expenses and other current assets, the Group regularly monitors the financial condition and evaluates the credit quality of each counterparties.

As of December 31, 2025, Customer A accounted for 18% of accounts receivable and contract assets.

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

(g)
Convenience translation

The Group’s financial statements are stated in RMB. Translations of balances in the consolidated balance sheets, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended December 31, 2025 are included solely for the convenience of the readers and have been made at the rate of US$1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.

(h)
Foreign currency risk

The Renminbi (“RMB”) is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents and restricted cash denominated in RMB amounted to RMB669,464 and RMB465,062 as of December 31, 2024 and 2025, respectively.

(i)
Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

(j)
Restricted cash

Restricted cash represents (1) restricted deposits placed in funding banks in relation to the guarantee services provided by the Group, and (2) pledged deposit in exchange for revolving credit facility (See Note 14).

3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(k)
Guarantee arrangement

Primary guarantee

Starting from the fourth quarter of year 2022, the Group provides guarantee services through its own licensed financing guarantee subsidiaries or through cooperation with third-party licensed financing guarantee companies for loans facilitated to the institutional funding partners. Under guarantee services through its own licensed financing guarantee subsidiaries, the Group is obligated to place deposits directly to institutional funding partners with an agreed percentage of outstanding loan balance subject to guarantee. The Group records deposits to funding banks under “restricted cash” and deposits to institutional funding partners other than funding banks under “Prepaid expenses and other current assets, net” on the consolidated balance sheets, respectively. Starting from year 2024, majority of the new guarantee services provided by the Group are through its own licensed financing guarantee subsidiary. Under the cooperation with licensed financing guarantee companies, these licensed financing guarantee companies initially reimburses the loan principal and interest to the institutional funding partners upon borrower’s default. Although the Group does not have direct contractual obligation to the institutional funding partners for defaulted principal and interest, the Group provides back-to-back guarantee to the licensed financing guarantee companies. As agreed in the back-to-back guarantee contract, the Group would compensate the licensed financing guarantee companies for actual losses incurred by them on defaulted principal and interest. When the licensed financing guarantee companies are required to place deposits to the institutional funding partners as part of the arrangement, the Group will also be obligated to place back-to-back deposits to the licensed financing guarantee companies of the same amount and with the same settlement terms. The deposit amount is typically set at an agreed percentage of outstanding loan balance subject to guarantee. The Group’s deposits to licensed financing guarantee companies are recorded under "Prepaid expenses and other current assets, net" on the consolidated balance sheets. Given that the Group effectively takes on all of the credit risk of the borrowers, the Group recognizes a stand-ready obligation for its guarantee exposure at the inception of guarantee in accordance with ASC Topic 460 with an associated financial assets receivable. The initial fair value of stand-ready guarantee liabilities based on expected default rate of underlying loans subject to guarantee on a pool basis according to the historical delinquency data by vintage, adjusted by specific risk characteristics for borrowers from various channels, and other pertinent information in assessing future performance of the loan portfolio. The Group also records a contingent guarantee liability with an allowance for credit losses pursuant to ASC Topic 326 Current expected credit loss (“CECL”). Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is released into guarantee revenue on a straight-line basis over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the Group to compensate the institutional funding partners/licensed financing guarantee companies upon borrowers’ default. Allowance for credit losses under CECL model was included under “Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others” and revalued at each period end to reflect updated estimation for future net pay-out.

In 2024, a subsidiary of the Group entered into a one-year agreement with an oversea third-party funding partner to guarantee its principle and interests income with a pre-agreed rate. The maximum potential future payments under such agreement was US$3 million. In 2025, the Company further extended one year and increased cumulative principle amount of oversea guarantee limit to US$30 million. As of December 31, 2024 and 2025, the maximum potential future payments, including all outstanding principal and interests for which the Group provides primary guarantee, were RMB2,776,650 and RMB9,436,706, respectively.

The following table summarizes the aging of the Group’s contractual amounts of the outstanding principle and interests subject to guarantee:

	0-30 days
	past due	Current	Total loans
	RMB	RMB	RMB
December 31, 2024	—	2,776,650	2,776,650
December 31, 2025	—	9,436,706	9,436,706

In connection with the above back-to-back guarantee arrangements with the institutional funding partners and licensed financing guarantee companies, the Group also engages third-party companies to provide back-to-back guarantee services to the Group, pursuant to which the third-party companies are obligated to compensate the Group at an amount equal to the compensation the Group paid to the institutional funding partners and the third-party licensed financing guarantee companies. The Group pays a service fee to the third-party companies, which is typically set as a pre-agreed percentage of loan volume. As part of the arrangement, the Group also requests for a back-to-back deposit from the third-party companies. The Group records the deposits received from the third-party companies under "Accrued expenses and other current liabilities” on the consolidated balance sheets.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(k)
Guarantee arrangement - continued

Primary guarantee - continued

The Group records an estimated receivable for the amount determined to be probable of recovery (if any) from the third-party companies under “Prepaid expenses and other current assets” on the consolidated balance sheets in accordance with ASC326-20, with a corresponding amount recorded under “Allowance for uncollectible receivables, contract assets, prepaid expenses and other current assets and others”. The corresponding service fee have been included in “Facilitation and servicing expenses” on the consolidated statements of operations and comprehensive income.

As of December 31, 2025, the Company recorded contingent guarantee liabilities and corresponding recoverable assets of RMB589,760. During the year ended December 31, 2025, the net pay-out for contingent guarantee liabilities under primary guarantee business was RMB1,542,403.

Deferred guarantee income

The following table sets forth the activities of the Group’s obligations associated with the deferred guarantee income for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025
	RMB	RMB
Opening balances	886,862	229,503
Fair value of guarantee liabilities at inception of new loans	781,808	921,015
Release of guarantee liabilities	(1,439,167)	(691,615)
Ending balances	229,503	458,903

Financial assets receivable and expected credit loss under ASC 326

Financial assets receivable is recognized at loan inception which is equal to the stand-ready guarantee liability recorded at fair value in accordance with ASC 460. The financial assets receivable is accounted for as a financial asset, and reduced upon the receipt of the service fee payment. At each reporting date, the Group estimates an allowance for credit losses primarily based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of specific type of customers. If the carrying amounts of the financial assets receivable exceed the expected cash to be received, an impairment loss is recorded for the irrecoverable financial assets receivable and is recorded in the consolidated statements of operations and comprehensive income. Credit losses (Reversal of credit losses) of RMB7,207, RMB(5,957) and RMB(865) were recorded in the consolidated statements of operations and comprehensive income during the years ended December 31, 2023, 2024 and 2025, respectively.

The following table presents the Group’s financial assets receivable as of December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025
	RMB	RMB
Financial assets receivable	294,733	601,985
Allowance for credit losses of financial assets receivable	(1,250)	(385)
Financial assets receivable, net	293,483	601,600

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(k)
Guarantee arrangement - continued

Secondary guarantee

For certain off-balance sheet loans facilitated between borrowers and institutional funding partners, guarantee services are provided by third-party guarantee companies who charge guarantee service fees directly from borrowers. Upon borrowers’ default, the third-party guarantee companies compensate institutional funding partners for unpaid principal and interest. In certain contracts, the Group provides commitment letter of balance complements to the institutional funding partners in the event that the guarantee companies are unable to fully reimburse the institutional funding partners. In some other contracts, the guarantee companies require a third-party company to act as counter guarantor and require the Group to provide a commitment letter of balance complements to compensate third-party guarantee companies in the event that the counter guarantor are unable to fully reimburse the guarantee companies or when the deposits are below the required threshold. The fair value of guarantee liabilities of the Group as a secondary guarantor was inconsequential and no compensation was accrued by the Group during the year of 2023. During the years of 2024 and 2025, the Group accrued guarantee liabilities of RMB3,051 and RMB3,286 arising from secondary guarantee, respectively. As of December 31, 2024 and 2025, the outstanding loan balance for which the Group provides secondary guarantee was RMB29,151,751 and RMB33,123,760, respectively.

(l)
Current Expected Credit Losses

The Group’s in-scope assets are primarily accounts receivable and contract assets, financial assets receivable from institutional funding partners and licensed financing guarantee companies, receivables from the third-party asset management company and amounts due from related parties. ASC Topic 326 also requires the expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready guarantee liability accounted for in accordance with ASC Topic 460. The guarantee obligation is separated into the expected credit losses of the guarantee contracts accounted for in accordance with ASC Topic 326, and deferred guarantee income.

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

Category	Estimated useful life
Office building	20-25 years

Electronic equipment	3-5 years

Office equipment & Furniture	3-5 years

Motor vehicles	4-10 years

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

(n)
Long-term investments

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

Available-for-sale debt securities

Investments in debt securities that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, which are measured at fair value with changes in fair value with the unrealized gains or losses recorded in accumulated other comprehensive income as a component of shareholders’ equity.

Held to maturity debt securities

The Company accounts for held to maturity investments under ASC 320. Such securities are accounted for at amortized cost and reviewed on a quarterly basis to determine if an allowance for credit losses should be recorded in the consolidated statements of income.

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

The expected term represents the period that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee exercise behavior. Expected volatilities were based on the average historical equity volatility of the Group. The Group adopted ASU 2016-09 and accounts for forfeitures of the share-based awards when they occur. Previously recognized compensation cost for the awards is reversed in the period that the award is forfeited. Amortization of share-based compensation is presented in the same line item in the consolidated statements of operations and comprehensive income as the cash compensation of those employees receiving the award.

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

The Group assesses ability and intention to pay the service fees of the customers when they become due and determines if the collection of the service fees is probable, based on historical experiences as well as the credit due diligence performed before cooperation. The Group determines the total transaction price to be the service fees chargeable according to the contracts, net of value-added tax, which are normally settled through third-party licensed financing guarantee companies and other cooperative financial institutions. Under certain agreements, the transaction price includes variable consideration due to borrowers’ actual repayment to institutional funding partners. The Group estimates variable consideration for these contracts using the expected value approach on the basis of historical information.

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

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(q)
Revenue Recognition – continued

Guarantee revenue

The stand-ready guarantee liabilities are released into guarantee revenue over the term of the guarantee (see accounting policy for Guarantee arrangement 2(k)). The Group started to provide primary guarantee since the fourth quarter of 2022. For the years ended December 31, 2023, 2024 and 2025, revenue from the releasing of guarantee liabilities were RMB1,393,081, RMB1,357,705 and RMB652,467, respectively.

Other revenue

Other revenues primarily include service fees charged to the third-party financial service providers for the referral service of borrowers and investors, and interest income generated from loan services to oversea individuals.

Interest income generated from oversea individuals is recognized over the terms of loans receivable using the effective interest rate method under ASC Topic 310. Interest income is not recorded when reasonable doubt exists as to the full, timely collection of interest income or principal. Interest collected upfront at the loan inception is recorded as deferred revenue. The Group no longer provided this service since 2025.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(q)
Revenue Recognition - continued

The following table illustrates the disaggregation of revenue by product and services the Group offered in 2023, 2024 and 2025, respectively, net of VAT and surcharges:

		Year Ended December 31,
		2023	2024	2025
		RMB	RMB	RMB
Revenue from loan facilitation services	At a point in time	3,489,184	4,011,776	5,112,466
Revenue from the releasing of guarantee liabilities	Overtime	1,393,081	1,357,705	652,467
Other revenue - referral services	At a point in time	477,722	388,081	452,207
Other revenue - others	At a point in time/Overtime	106,886	43,470	5,050
Total net revenue		5,466,873	5,801,032	6,222,190

Accounts receivable and contract assets

Contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to the customer before payment is due. For the loans facilitated with borrowers who have the early repayment options and the Group will not request for the remaining monthly service fees, the Group’s right to consideration for the service fees of facilitation service is conditional on whether or not the borrowers repay in advance. In these instances, the Group records a corresponding contract asset when recognizing revenue from loan facilitation service. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for collectability in accordance with ASC Topic 326. The Group established an allowance for receivables and contract assets based on estimates, which incorporate historical experience and other factors surrounding the credit risk of specific type of customers. The Group evaluates and adjusts its allowance for receivables and contract assets on a quarterly basis or more often as necessary. Revenue recognized for the years ended December 31, 2023, 2024 and 2025 from performance obligations satisfied (or partially satisfied) in prior periods pertaining to adjustments to variable consideration due to the change of estimated receivables, change of estimated prepayment rate and referral fees was immaterial.

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

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(r)
Employee defined contribution plan

Full time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on a certain percentage of the employee’s salaries. The Group has no legal obligation for the benefits beyond the contributions. The total amount that was expensed as incurred was RMB94,300, RMB114,374 and RMB133,934 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(t)
Sales and marketing expenses

Sales and marketing expenses primarily consist of variable marketing and promotional expenses, including those expenses related to acquisition and retention of borrowers and institutional funding partners, and general brand and awareness building. Salaries and benefits expenses as well as share-based compensation related to the Group’s sales and marketing personnel and other expenses related to the Group’s sales and marketing team are also included in the sales and marketing expenses. The Group’s borrower acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing, search engine optimization, information feeds, and referral fees charged by other parties relating to borrower acquisition. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2023, 2024 and 2025, the advertising expenses were RMB12,658, RMB12,855 and RMB12,474, respectively.

(u)
Research and development expenses

Research and development expenses primarily consist of salaries and other compensation expenses for employees engaged in research and development activities, technology infrastructure expenses and server expenses.

(v)
Government grant

Government grants are primarily referred to the amounts received from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the period the cash is received and when all the conditions for their receipt have been satisfied. The government grants received by the Group amount to RMB15,398, RMB28,165 and RMB61,229 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The Group is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Group will file tax returns that are subject to examination by the relevant tax authorities. Tax returns of the Group's major subsidiaries in PRC, Hong Kong, Singapore and Indonesia remain subject to examination by relevant tax authorities for five years, seven years, four years, five years and indefinite years, respectively, from the date of filing.

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

(aa) Operating leases

The Group leases administrative office spaces under operating leases and accounts for the leases under ASC 842. The Group determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The discount rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate, because the interest rate implicit in most of the Group’s leases is not readily determinable. The Group’s incremental borrowing rate represents the rate would be incurred to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. As of December 31, 2025, the Group’s operating leases had a weighted average remaining lease term of 1.3 years and a weighted average discount rate of 3.98%. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group considers only payments that are fixed and determinable at the time of lease commencement. The Group begins recognizing operating lease expense when the lessor makes the underlying asset available to the Group. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise.

Additionally, the Group elects not to recognize lease with lease term of 12 months or less at the commencement date in the consolidated balance sheets and records its operating lease expense in its consolidated statements of operations and comprehensive income on a straight-line basis over the lease term. Operating lease expenses (including fixed lease cost and short-term lease cost) were RMB22,654, RMB25,327 and RMB25,827 for the years ended December 31, 2023, 2024 and 2025, respectively. Total lease expense related to short-term leases was RMB1,621, RMB1,770 and RMB149 for the years ended December 31, 2023, 2024 and 2025, respectively.

(ab) Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. When treasury shares are retired or repurchased for constructive retirement, the excess of repurchase price over par or stated value is accounted for entirely as a deduction from additional paid-in capital.

(ac) Dividends

Dividends of the Company are recognized when declared.

(ad) Recent accounting pronouncements

Recent adopted Accounting pronouncement

In December 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The Group adopted this ASU on a prospective basis effective from January 1, 2025. The required information has been disclosed in Note 9.

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

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date. Early adoption is permitted. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU establishes authoritative guidance in GAAP about accounting for government grants received by business entities, clarifies the appropriate accounting, in an effort to reduce diversity in practice, and increase consistency of application across business entities. The ASU is effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Adoption of this ASU can be applied a modified prospective approach, a modified retrospective approach, or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

3.
ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

The following table presents the accounts receivable and contract assets as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivable and contract assets	3,007,955	3,756,510
Less: Allowance for credit losses	(21,200)	(23,833)
Total accounts receivable and contract assets	2,986,755	3,732,677

The movement of allowance for accounts receivable and contract assets for the years ended December 31, 2023, 2024 and 2025 are as follows:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance at the beginning of the year	2,539	17,953	21,200
Current year credit losses	17,953	3,247	2,633
Current year write off	(2,539)	—	—
Balance at end of the year	17,953	21,200	23,833

4.
PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the followings:

	As of December 31,
	2024	2025
	RMB	RMB
Deposits to a third-party company, net of credit loss*	—	854,605
Receivable from third party companies**	205,775	589,760
Security deposits, net of credit loss***	129,590	230,198
Others	34,763	137,209
	370,128	1,811,772

*The balances represent the temporary financial supports to a third-party company as deposits. As of December 31, 2025, allowances for credit loss for deposits to this third-party company were RMB9,784. Provision for credit loss of RMB9,784 was recorded for the year ended December 31, 2025.

**The balances represent the receivables from the third-party companies in relation to the back-to-back guarantee services provided to the Group (see Note 2(k)), including RMB132,920 and RMB502,491 of receivables from aforementioned third-party company as of December 31, 2024 and 2025, respectively.

***The balances represent security deposits set aside as requested by certain institutional funding partners for provision of the primary guarantee. Starting from year 2024, majority of the new guarantee services provided by the Group is through its own licensed financing guarantee subsidiary. Under these agreements, the deposits are placed in funding banks, which are recorded under “Restricted cash” (see Note 2(k)). As of December 31, 2024 and 2025, allowances for credit loss for security deposits were RMB771 and RMB1,065, respectively. Provision (reversal) for credit loss of RMB6,838, RMB(6,067) and RMB294, were recorded for security deposits for the years ended December 31, 2023, 2024 and 2025, respectively.

5.
PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the followings:

	As of December 31,
	2024	2025
	RMB	RMB
Office building	—	1,327,854
Electronic equipment	125,361	91,615
Office equipment & furniture	17,035	20,618
Motor vehicles	4,103	4,465
Total costs	146,499	1,444,552
Less: accumulated depreciation and amortization	(102,102)	(117,609)
Property and equipment, net	44,397	1,326,943

For the years ended December 31, 2023, 2024 and 2025, depreciation expenses were RMB9,461, RMB17,782 and RMB70,903 respectively.

The Group entered into a definitive agreement to purchase certain commercial property in December 2024, and completed the purchase of, and obtained title to, the commercial property in March 2025.

6.
LONG-TERM INVESTMENTS, NET

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

The Group purchased two convertible notes totaling RMB51,006 in 2022 and 2023 from PT Rumah Inovasi JET (“JET”), which is entitled to certain redemption rights and conversion rights on or before the maturity date. The Group accounts for its investments in as “available-for-sale” and measured the fair value at each period end. The unrealized holding gains and losses for available-for-sale securities are reported in other comprehensive income until realized.

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

In 2024, the Group lent several loans totaling RMB97,577 with annual interest rate of 10% to PT Telekomunikasi Andalan Indonesia (“Teleko”). In 2025, the Group further lent several loans totaling RMB66,208 with annual interest rate of 10% to Teleko. The Group accounts for these investments at amortized cost.

In 2025, the Group lent several loans totaling RMB63,043 with annual interest rate of 5% to Liberty Fintech Pte Ltd.(“Liberty”). The Group accounts for this investment at amortized cost.

In 2025, the Group lent several loans totaling RMB71,344 with annual interest rate of 8% to PT Kreatif Industri Persada (“KIP”), one subsidiary of JET and the investee repaid in full cash consideration of RMB73,021, of which RMB1,677 has been recorded as interest income. The Group accounts for this investment at amortized cost.

In 2025, the Group acquired 21% equity interest of PT Sahabat Mikro Fintek(“Samir”), an oversea loan facilitation platform, for further development of oversea business, with the cash consideration of RMB1,166. The Group did not appoint any board members and does not have the ability to exert significant influence over the operations of this entity. This investment is correspondingly accounted for using measurement alternative.

7.
DISPOSALS AND DISSOLUTION OF SUBSIDIARIES

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

In August 2024, the Group disposed of its 100% equity interest of Giasun Technology Nigeria Limited (“Giasun”) and Quark Financials Nigeria Limited (“Quark”) to Fortunify International Holdings Pte. Ltd. (“Fortunify”). The total consideration was RMB21,866, which was net-settled by the receivables from Giasun and Quark. The consideration would be due in March 2028. The Group recorded the consideration at its present value of RMB18,814 as “Other non-current assets” on the consolidated statements and recognized disposal loss of RMB14,431 arising from the transaction. In 2025, the Group received cash consideration of RMB16,851. As of December 31, 2025, the remaining uncollected balance is RMB4,290.

The Company assessed and considered the revenue streams of these transactions did not represent a strategic shift that has a major effect on the Company’s operation and financial results. Therefore, none of these transactions are qualified as discontinued operations under ASC 205-20.

8.
SHARE-BASED COMPENSATION

The following table presents the classification of the Group’s share-based compensation expenses:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Facilitation and servicing	4,921	8,035	9,885
General and administrative	31,464	25,879	90,205
Research and development	6,823	10,557	25,689
Sales and marketing	11,145	14,651	32,159
Total	54,353	59,122	157,938

Share Options

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

In August 2021, the Group granted one batch options equivalent of 108,400 share options of Jiayin Group with the exercise price of RMB0.875 per Ordinary Shares to an employee pursuant to the 2019 Plan. The options were fully exercised in 2021.

No options were granted during the years ended December 31, 2023, 2024 and 2025.

Total share-based compensation cost for the Share Options amounted to RMB4,380, RMB39 and nil for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, there was nil in total unrecognized compensation cost, net of estimated forfeitures, related to non-vested stock options.

8.
SHARE-BASED COMPENSATION – continued

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

The summary of the RSUs activities in 2025 is as follows:

	Number of RSUs (in ‘000s)	Weighted Average Grant-Date Fair Value
		RMB
Unvested at December 31, 2024	—	—
Granted	1,990	80.59
Vested	(1,960)	80.58
Forfeited	(30)	81.48
Unvested at December 31, 2025	—	—

Total share-based compensation cost for the RSUs amounted to RMB49,973, RMB59,083 and RMB157,938 for the years ended December 31, 2023, 2024 and 2025, respectively. During the year ended December 31, 2025, 1,960 share units were exercised with an aggregate intrinsic value of RMB157,938. As of December 31, 2025, there was nil in total unrecognized compensation cost related to RSUs.

9.
INCOME TAXES

Income (loss) by tax jurisdictions:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Income from Chinese Mainland operations	1,631,882	1,286,327	1,892,631
(Loss) income from non-Chinese Mainland operations	(84,700)	9,041	(19,246)
Income before income taxes and share of income from equity method investments	1,547,182	1,295,368	1,873,385

Income tax expense consists of the following:

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expense	207,567	210,472	312,319
Deferred income tax expense	40,049	28,428	25,333
Total income tax expense	247,616	238,900	337,652

For the year ended December 31, 2025, income tax expenses amounted to RMB336,976 in Chinese mainland, and income tax expenses amounted to RMB676 in jurisdictions outside Chinese mainland. Income tax paid for the year ended December 31, 2025 are all in Chinese mainland.

Cayman Islands

Jiayin Group Inc. is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, Jiayin Group Inc. is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Geerong (HK) Limited, is located in Hong Kong. The first 2.0 million Hong Kong dollars of profits it earned are subject to be taxed at an income tax rate at 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No income tax provision has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2023, 2024 and 2025, respectively.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), the Group’s subsidiaries and VIEs incorporated in the PRC are subject to statutory rate of 25%. High-technology enterprises may obtain a preferential tax rate of 15% provided they meet the related criteria. An enterprise’s qualification as a “high and new technology enterprise” (“HNTE”) is reassessed by the relevant PRC governmental authorities every three years. Geerong Yunke and Jiayin Shuke was entitled for a preferential income tax rate of 15% from 2022 to 2024 and from 2025 to 2027 as they are qualified as HNTE. Jiayin Technology was entitled for a preferential income tax rate of 15% from 2025 to 2027 as it was qualified as HNTE. From 2023 to 2024, Chuangzhen Software has been qualified as an eligible software enterprise and benefited from a preferential tax rate of 12.5%. From 2022 to 2024, Guangxi Chuangzhen benefits from a preferential tax rate of 9% as it falls within the encouraged industries catalogue in western China. From 2025, it is probable that Guangxi Chuangzhen does not fall within the encouraged industries catalogue any longer but still benefits from a preferential tax rate of 15% in western China. From 2023, Hainan Yinke benefits from a preferential tax rate of 15% as it was registered in Hainan and engaged in encouraged business activities.

Indonesia

The Group’s subsidiary incorporated in Indonesia is subject to Indonesia Income (“CIT”) law. In accordance with the CIT law, an Indonesian resident is subject to worldwide income tax. Corporate income tax is calculated based on corporate taxable income (income less deductible expenses / expenses after fiscal adjustment), and the applicable CIT rate is 25%. Based on Government Regulation No.1 Year 2020 Jo No.30 Year 2020, Corporate Income Tax was 22% since 2023.

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

The Group has reviewed its corporate structure in light of the introduction of Pillar Two model rules in various jurisdictions. While such new rules introduce complexity into the Group’s calculation of income tax expense, Pillar Two did not have a material impact on the Group’s tax expense in 2024 and 2025.

The following table sets forth the significant components of the deferred tax assets and deferred tax liabilities:

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax assets
Accrued expenses	69,343	96,319
Allowance for uncollectible receivables, contract assets, and others	3,607	5,517
Net loss carryforward	25,668	31,619
Contingent guarantee liabilities	—	493
Deferred income	255	—
Gross deferred tax assets	98,873	133,948
Valuation allowances	(26,468)	(37,414)
Deferred tax assets, net	72,405	96,534

	As of December 31,
	2024	2025
	RMB	RMB
Deferred tax liabilities
Dividend withholding tax	70,450	105,926
Others	—	986
Total	70,450	106,912

9.
INCOME TAXES – continued

Deferred tax assets and liabilities have been offset where the Group has a legally enforceable right to do so, and intends to settle on a net basis. The deferred tax liabilities were recorded in accrued expenses and other liabilities on the consolidated balance sheets.

Changes in valuation allowance are as follows:

	Year Ended December 31,
	2024	2025
	RMB	RMB
Balance at beginning of the year	(16,070)	(26,468)
Additions	(11,151)	(13,184)
Reversals	375	2,238
Disposal of subsidiaries	378	—
Balance at end of the year	(26,468)	(37,414)

The Group assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry. On the basis of this evaluation, valuation allowances of RMB26,468 and RMB37,414 have been established for deferred tax assets as of December 31, 2024 and 2025 respectively, based on a more likely than not threshold due to accumulated loss and uncertainty of sufficient profit generated in future years for certain subsidiaries within the Group. The amount of the deferred tax assets considered realizable, however, could be adjusted if estimates of future taxable income during the carry forwards period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

At December 31, 2025, tax loss carry-forward amounted to RMB104,649, and would expire in calendar year 2026 to 2030 if not utilized, while tax loss of RMB56,775 can be carried forward indefinitely. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group.

Under U.S. GAAP, undistributed earnings are presumed to be transferred to the Company and are subject to the withholding taxes. Prior to December 31, 2022, the Group intended to indefinitely reinvest the PRC subsidiaries’ accumulated profits for expansion of its PRC business and no withholding tax was recorded for those accumulated profits. Starting from March 2023, the Group decided to transfer a portion of the annual profits generated by its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group accrues withholding taxes on the profits that it does not intend to indefinitely invest. During the years ended December 31, 2024 and 2025, the Group accrued corresponding deferred tax liabilities of RMB 47,234 and RMB48,476, respectively. The remaining undistributed earnings of the Group’s PRC subsidiaries that the Group intends to indefinitely reinvest was RMB 3,476,126 as of December 31, 2025.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means the Group does not accrue deferred tax liabilities on the earnings of the VIEs given that the Group’s VIEs had accumulated deficits as of December 31, 2024 and 2025.

9.
INCOME TAXES – continued

The reconciliation of differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2023 and 2024 prior to the adoption of ASU 2023-09 was as follows:

	Year Ended December 31,
	2023	2024
	Percent	Percent
Statutory income tax rate	25.00%	25.00%
Non-taxable income	0.00%	(1.33)%
Non-deductible expense	2.09%	2.00%
Disposal of subsidiaries	(4.50)%	0.03%
Research and Development expense super deduction	(4.13)%	(5.45)%
Effect of tax holiday *	(7.05)%	(6.31)%
Different tax rate of entities operating in other jurisdiction	0.03%	0.07%
Valuation allowance	0.30%	0.83%
Withholding tax	5.34%	3.65%
True up	(1.05)%	(0.05)%
Effective tax rate	16.03%	18.44%

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the reconciliation of differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2025 was as follows:

	Year Ended December 31,
	2025
	Amount in RMB	Percent
Statutory income tax rate	468,346	25.00%
Foreign tax effects
Other foreign jurisdictions	5,488	0.29%
Preferential tax rate*	(166,777)	(8.90)%
Research and Development expense tax credits	(62,147)	(3.32)%
Nontaxable or nondeductible items
Share-based payment awards	34,073	1.82%
Other nontaxable or nondeductible items	2,316	0.12%
Changes in valuation allowances	11,505	0.61%
Effect of Cross-Border Tax Laws
Withholding for Profits of foreign invested enterprises	48,476	2.59%
Other Adjustments	(3,628)	(0.19)%
Effective tax rate	337,652	18.02%

*The effect of the preferential tax rates on the income per share is as follows:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Tax saving amount due to HNTE status, software enterprise and other jurisdiction	108,922	81,726	166,777
Income per share effect-basic and diluted	0.51	0.38	0.80

9.
INCOME TAXES – continued

During the year ended December 31, 2023, the unrecognized tax benefit was fully released upon the de-recognition of liabilities.

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

10.
ORDINARY SHARES AND TREASURY STOCK

On May 10, 2019, the Group completed its IPO on the NASDAQ Global Market. In this offering, 4,025,000 ADSs, representing 16,100,000 ordinary shares, were issued at a price of US$10.50 per ADS. One ADS represents four Class A ordinary shares. The aggregate proceeds received by the Group from the IPO, net of issuance costs, were approximately RMB234,354. Upon completion of IPO, the 216,100,000 outstanding ordinary shares with par value of US$0.000000005 per share were split into 100,100,000 Class A ordinary shares and 116,000,000 Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote. All classes of ordinary shares are entitled to the same dividend right. All of the Class B ordinary shares were held by the Founder of the Company. In 2020, 8,000,000 Class B ordinary shares were converted into Class A ordinary shares.

For the years ended December 31, 2024 and 2025, the Group repurchased 4,005,680 and 3,200,000 Class A ordinary shares on the open market for an aggregate cash consideration of US$6,316 (RMB45,020) and US$13,576 (RMB97,353) respectively. The weighted average price of these shares repurchased was US$1.58 per share and US$4.24 per share respectively. As of December 31, 2025, 6,781,816 ordinary shares are considered not outstanding and therefore were accounted for under the cost method and included in treasury stock as a component of the shareholder’s equity.

11.
INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share attribute to ordinary shareholders:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Net income attributable to ordinary shareholders – basic and diluted	1,297,619	1,056,478	1,535,742
Weighted average number of ordinary shares outstanding – basic and diluted	213,996,233	212,433,169	208,900,211
Basic and diluted net income per share attributable to ordinary shares	6.06	4.97	7.35

As economic rights and obligations are applied equally to both Class A and Class B ordinary shares, earnings are allocated between the two classes of ordinary shares evenly with the same allocation on a per share basis.

The Group does not have shares with a dilutive effect for the years ended December 31, 2023, 2024 and 2025.

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

In March, 2025, the Board of Directors of the Company approved and adopted a further adjustment of existing dividend policy, under which the Company may choose to declare and distribute a cash dividend once each fiscal year, starting from 2025, at an aggregate amount of around 30% of the net income after tax of the Company in the previous fiscal year.

In May 2025, the Board of Director of the Company approved a dividend of US dollar 0.20 per ordinary share. In July 2025, the group declared cash distributed of US$41,052 (equivalent to RMB296,368) to the shareholders, among which the Group paid in cash of US$11,336 (equivalent to RMB81,363).

13.
ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the followings:

	As of December 31,
	2024	2025
	RMB	RMB
Deposits*	314,050	152,440
Accrued expenses	467,032	663,979
Others	14,877	58,211
	795,959	874,630

*The balances represent deposits held by the Group related to the back-to-back guarantee service from the third-party companies and co-guarantee service with the third-party guarantee companies.

14.
BANK BORROWINGS

	Year ended December 31,
	2024	2025
	RMB	RMB
Bank borrowings:
Short-term borrowings	—	70,401
Long-term borrowings, current portion	—	84,642
Long-term borrowings, non-current portion	—	516,000
Total borrowings	—	671,043

In March 2025, a subsidiary of the Group entered into a two-year bank revolving credit facility of RMB50 million and amended in June 2025 to increase the facility from RMB50 million to US$20 million, with an annual interest rate of 5.25% and carries a contractual maturity date of one year from the date of drawdown. During the year ended December 31, 2025, the Company drew down RMB70,218 in total. The revolving credit facility was secured by certificates of deposit pledged as collateral provided by Geerong Yunke. The carrying value of the certificates of deposit included in Restricted cash was RMB76,398 as of December 31, 2025. The borrowing was measured at amortized cost and the outstanding balance of loan principal and unpaid interest was nil and RMB70,401 as of December 31, 2024 and 2025, respectively.

In November 2025, Shanghai Jirongzhicheng, a wholly owned subsidiary of the Group, entered into an eight-year bank credit facility of RMB600 million with an interest rate of 3.5%, and fully drew down as of December 31, 2025. The facility was secured by the commercial property of Shanghai Jirongzhicheng. In addition, Geerong Yunke and Jiayin Technology provided guarantees for the Loan Facility in favor of the lenders. The net book value of the commercial property included in Property and equipment, net on the consolidated balance sheets was RMB1,282,535 as of December 31, 2025. The borrowing was measured at amortized cost and the outstanding balance was nil and RMB600,642 as of December 31, 2024 and 2025, respectively.

The contractual maturities of the Group’s bank borrowings as of December 31, 2025 were as follows:

Year Ending December 31,	Principal Amounts
2026	154,218
2027	84,000
2028	84,000
2029	84,000
2030	84,000
Thereafter	180,000
Total	670,218

15.
RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group, with which the Group entered into transactions during the years ended December 31, 2023, 2024 and 2025:

Name of related parties	Relationship with The Group
Shanghai Jiayin Finance Services Co., Ltd. (“Shanghai Jiayin”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Shanghai Jiayin Zhuoyue Corporate Management Co., Ltd. (“Jiayin Zhuoyue”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Jiayin Technology Service (Shanghai) Co.,Ltd. (“Jiayin Technology”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
New Dream Capital Holdings Limited (“New Dream”)	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Dream Glory L.P.	Entity controlled by Mr. Yan, the Founder and Chairman of the Group
Sunshinewoods Holdings Limited (“Sunshinewoods”)	A principal shareholder
Keen Best Investments Ltd. (“Keen Best”)	Affiliate enterprise

Subsidiary shareholder	The minority shareholder of the subsidiaries of the Group

15.
RELATED PARTY TRANSACTIONS - continued

The Group entered into the following significant transactions with its related parties:

Nature of transactions	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Services provided by related parties:
Jiayin Zhuoyue (1)	115,538	74,549	7,461
Shanghai Jiayin (2)	2,536	—	—
Total	118,074	74,549	7,461
Services provided to related parties:
Jiayin Technology Service (3)	—	31,034	480
Total	—	31,034	480

Nature of transactions	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Loans to related parties:
Shanghai Jiayin (4)	—	120,000	550,000
Keen Best (5)	13,904	—	—
Subsidiary shareholder	2	3	—
Total	13,906	120,003	550,000
Loans from related parties:
Shanghai Jiayin (6)	—	—	720,000
New Dream (7)	—	—	21,818
Sunshinewoods (8)	—	27,335	14,653
Total	—	27,335	756,471

15.
RELATED PARTY TRANSACTIONS - continued
(1)
Jiayin Zhuoyue refers investors to the Group and charged referral service fees.
(2)
Shanghai Jiayin rented office space to the Group from April 2022 with lease period of 12 months and charged other related service fee, which is calculated dependent on its usage of the underlying office space.
(3)
The amount in 2024 represents loan facilitation services provided by the Group to Jiayin Technology, who funded loans through a trust as the sole beneficiary. The amount in 2025 represents rental income from the Group's lease of office space to Jiayin Technology commencing July 2025.
(4)
The amount in 2024 represents loans to Shanghai Jiayin in November 2024 that were non-interest bearing, unsecured and due in 1 year, and has been fully collected as of December 31, 2024. The amount in 2025 represents loans to Shanghai Jiayin through 2025, comprised non-interest bearing loan of RMB250,000 due in 3 months, and has been fully collected as of December 31, 2025, and interest bearing loan with principal of RMB300,000, fixed annual interest rate of 3% and due in 6 months.
(5)
The amount represents non-interest bearing loans to Keen Best in May 2023, which have been fully collected as of December 31, 2023.
(6)
The amount represents loans from Shanghai Jiayin through 2025 that were non-interest bearing, unsecured and due in 3 months, and has been fully repaid as of December 31, 2025.
(7)
The amount in 2025 represents loan that was unsecured and due in 1 year, with principal of RMB21,818 and fixed annual interest rate of 8%.
(8)
The amount in 2024 represents loans that were unsecured and due in 1 year, with principal of RMB27,335 and fixed annual interest rate of 8%, among which RMB5,828 has been repaid in 2024, and the remaining loans have been extended for one year with the same interest rate. The amount in 2025 represents loan that was unsecured and due in 1 year, with principal of RMB14,653 and fixed annual interest rate of 8%.

15.
RELATED PARTY TRANSACTIONS - continued

The following table presents amounts due from and due to related parties as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB
Amounts due from related parties
Shanghai Jiayin (1)	—	301,184
Jiayin Technology (2)	4,411	—
Total	4,411	301,184
Amounts due to related parties
New Dream (3)	16,906	165,185
Sunshinewoods (4)	22,152	68,552
Dream Glory L.P. (5)	23,887	47,193
Jiayin Zhuoyue (6)	27,002	6,908
Jiayin Technology (7)	—	262
Total	89,947	288,100

(1)
The amount represents outstanding loans receivable from related parties.
(2)
The amount in 2024 represents uncollected service fees for services provided to related parties, which has been fully collected in 2025.
(3)
The amount represents unpaid dividends of RMB142,635 and loans payable of RMB22,550.
(4)
The amount represents unpaid dividends of RMB30,546 and loans payable of RMB38,006.
(5)
The amount represents unpaid dividends distributed to shareholders.
(6)
The amount represents unsettled service fees for services provided by related parties.
(7)
The amount represents rental deposit from related parties.

16.
COMMITMENTS AND CONTINGENCIES

Capital and other commitments

The Group did not have any other significant capital, other commitments or long-term obligations as of December 31, 2025, other than the items disclosed in Note 14.

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

17.
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

Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, is RMB 2,767,073 as of December 31, 2025.

18.
SUBSEQUENT EVENTS

Subsequent to the balance sheet date, the Group additionally net transferred financial supports of approximately RMB122 million as deposits to the third-party company who provides back-to-back guarantee services to the Group as mentioned in Note 2(k) and Note 4. The contractual payment schedule has been agreed with this company.

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY BALANCE SHEETS

(AMOUNT IN THOUSANDS)

	As of December 31,
	2024	2025
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	298	1,124	161
Amounts due from subsidiaries and VIEs	191,103	183,086	26,181
Prepaid expenses and other current assets	2,506	17,636	2,522
Total current assets	193,907	201,846	28,864
Investments in subsidiaries and VIEs	3,101,038	4,742,735	678,202
Total assets	3,294,945	4,944,581	707,066
Liabilities
Current Liabilities
Amounts due to subsidiaries and VIEs	111,406	256,379	36,662
Accrued expenses and other liabilities	54,266	255,218	36,496
Total liabilities	165,672	511,597	73,158
Equity
Ordinary shares*	0	0	0
Treasury stock	(28,889)	(189,685)	(27,125)
Additional paid-in capital	909,649	1,131,030	161,735
Retained earnings	2,241,414	3,480,788	497,746
Accumulated other comprehensive income	7,099	10,851	1,552
Total equity	3,129,273	4,432,984	633,908
Total liabilities and equity	3,294,945	4,944,581	707,066

*The amount less than one thousand is rounded to zero.

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY STATEMENTS OF

COMPREHENSIVE INCOME

(AMOUNT IN THOUSANDS)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Operating costs and expenses:
General and administrative	(4,546)	(3,736)	(3,327)	(476)
Allowance for contingent guarantee liabilities	—	—	(24,542)	(3,509)
Total operating costs and expenses	(4,546)	(3,736)	(27,869)	(3,985)
Loss from operations	(4,546)	(3,736)	(27,869)	(3,985)
Interest income (expense), net	1,098	(5)	(5)	(1)
Other income, net	—	—	1,132	162
Loss before income taxes and equity in subsidiaries and share of loss from VIEs	(3,448)	(3,741)	(26,742)	(3,824)
Equity in earnings of subsidiaries and share of loss from VIEs	1,301,067	1,060,219	1,562,484	223,432
Net income	1,297,619	1,056,478	1,535,742	219,608
Other comprehensive (loss) income, net of tax
Fair value changes and changes in cumulative foreign currency translation adjustments	(7,077)	(3,202)	3,752	537
Other comprehensive (loss) income	(7,077)	(3,202)	3,752	537
Comprehensive income	1,290,542	1,053,276	1,539,494	220,145

JIAYIN GROUP INC.

ADDITIONAL INFORMATION—FINANCIAL STATEMENTS SCHEDULE I

CONDENSED STATEMENTS OF PARENT COMPANY CASH FLOW STATEMENTS

(AMOUNT IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

	Year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities
Net income	1,297,619	1,056,478	1,535,742	219,608
Adjustments to reconcile net income to net cash provided by operating activities:
Share of income from subsidiaries and VIEs	(1,301,067)	(1,060,219)	(1,562,484)	(223,432)
Allowance for contingent guarantee liabilities	—	—	24,542	3,509
Depreciation and amortization	1,698	1,344	—	—
Changes in operating assets and liabilities:
Amounts due from/to subsidiaries and VIEs	(11,332)	4,046	35,326	5,052
Prepaid expenses and other current assets	(1,060)	(1,223)	(12,907)	(1,846)
Return on equity method investments	157,672	303,652	81,317	11,628
Accrued expenses and other liabilities	780	(3,563)	(94)	(13)
Net cash provided by operating activities	144,310	300,515	101,442	14,506
Cash flows from financing activities
Proceeds from exercise of options	1,274	169	—	—
Repurchase of ordinary shares	(38,081)	(53,261)	(110,731)	(15,834)
Loans from subsidiaries	38,081	53,261	121,037	17,308
Dividend distributed to shareholders	(156,674)	(301,175)	(108,156)	(15,466)
Net cash used in financing activities	(155,400)	(301,006)	(97,850)	(13,992)
Effect of foreign exchange rate changes on cash and cash equivalents	3,327	(15)	(2,766)	(396)
Net (decrease) increase in cash and cash equivalents	(7,763)	(506)	826	118
Cash and cash equivalents at beginning of year	8,567	804	298	43
Cash and cash equivalents at end of the year	804	298	1,124	161

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
4.
As of December 31, 2024 and 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.
5.
Translations of balances in the additional financial information of Parent Company- Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00= RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate or at any other rate.